  Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-283900
PROPOSED MERGER
YOUR VOTE IS VERY IMPORTANT
February 14, 2025
To the Stockholders of Cara Therapeutics, Inc.:
Cara Therapeutics, Inc. (Cara) and Tvardi Therapeutics, Inc. (Tvardi) have entered into an Agreement and Plan of Merger and Reorganization, dated December 17, 2024, as may be amended from time to time (Merger Agreement), pursuant to which CT Convergence Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Cara (Merger Sub), will merge with and into Tvardi, with Tvardi surviving as a wholly owned subsidiary of Cara (Merger). The Merger will result in a clinical-stage biopharmaceutical company focused on the development of novel, oral small molecule therapies targeting STAT3 to treat fibrosis-driven diseases with significant unmet need.
The Merger will become effective at the time the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or such other date and time as is agreed upon by Cara and Tvardi and specified in the Certificate of Merger in accordance with the General Corporation Law of the State of Delaware (DGCL) (such date, the Closing Date, and such time, the Effective Time). At the Effective Time, (i) each outstanding share of common stock of Tvardi, $0.001 par value per share (Tvardi common stock) (after giving effect to the automatic conversion of all shares of preferred stock of Tvardi into common stock of Tvardi prior to the Merger (the Preferred Stock Conversion) and excluding shares held by stockholders who have exercised and perfected appraisal rights and excluding shares held as treasury stock by Cara or held or owned by Cara, Merger Sub or any subsidiary of Cara or Tvardi), will be converted into the right to receive approximately 0.2042 shares of common stock of Cara, $0.001 par value per share (Cara common stock), based on an assumed exchange ratio of 0.2042 (Exchange Ratio), assuming a reverse stock split of Cara common stock at a ratio of 1-for-2 to be implemented prior to the consummation of the Merger as may be adjusted and as discussed in this proxy statement/prospectus, and which is further subject to certain adjustments as described below, and (ii) the outstanding Convertible Notes (as defined below) of Tvardi will be automatically converted into an aggregate of approximately 1,921,436 shares of Cara common stock, assuming (a) interest on the Convertible Notes is accrued through an anticipated Closing Date of March 31, 2025 and (b) the Convertible Notes are converted into shares of Cara common stock (Conversion Shares) at a conversion price equal to 80% of the implied value of the combined company. The assumed Exchange Ratio was calculated assuming, among other things, that Cara’s net cash at closing will be between $22.875 million and $23.125 million and a number of Conversion Shares equal to approximately 1,921,436. Such assumed Exchange Ratio is subject to certain adjustments, including based on the amount of Cara net cash at closing and the final amount of Conversion Shares. Cara will assume outstanding and unexercised options to purchase shares of Tvardi common stock, and in connection with the Merger they will be converted into options to purchase shares of Cara common stock based on the Exchange Ratio. At the Effective Time, Cara’s stockholders will continue to own and hold their then existing shares of Cara common stock, subject to adjustment for the reverse stock split proposed in connection with the Merger. All outstanding and unexercised options to purchase shares of Cara common stock and outstanding Cara restricted stock units (RSUs) will be accelerated, the RSUs will be net settled, and the options will remain outstanding in accordance with their terms, except that the post-termination exercise period shall not exceed 90 days and the exercise price and the number of shares underlying such options will be adjusted based on the reverse stock split proposed in connection with the Merger.
Immediately following the Merger, the pre-Merger equityholders of Cara are expected to hold approximately 15.25% of the shares of Cara common stock, the pre-Merger equityholders of Tvardi are expected to hold approximately 72.21% of the shares of Cara common stock and the holders of the Convertible Notes are expected to hold approximately 12.54% of the shares of Cara common stock, in each case, on a fully diluted basis, and subject to certain assumptions described below. The expected post-Merger equity ownership split percentages are based on the assumed Exchange Ratio of 0.2042 and an amount of Conversion Shares equal to 1,921,436 and are subject to adjustments, including based on the final Exchange Ratio and final amount of Conversion Shares.
The shares of Cara common stock are currently listed on The Nasdaq Capital Market under the symbol “CARA”. Tvardi has filed an initial listing application with The Nasdaq Stock Market LLC (Nasdaq) pursuant to Nasdaq’s “reverse merger” rules. Substantially concurrent with the completion of the Merger, Cara will be renamed “Tvardi Therapeutics, Inc.” and expects to trade on The Nasdaq Capital Market under the symbol “TVRD”. On February 12, 2025, the last trading day before the date of this proxy statement/prospectus, the closing sale price of Cara common stock was $5.25 per share.
Cara is holding a special meeting of stockholders (Cara special meeting) in order to obtain the stockholder approvals necessary to complete the Merger and other matters. At the Cara special meeting, which will be held exclusively online via live audio-only webcast on April 1, 2025, at 10:00 a.m. Eastern Time, unless postponed or adjourned to a later date, Cara will ask its stockholders, among other things, to (i) approve the issuance of shares of Cara common stock pursuant to the Merger, which (x) will represent more than 20% of the shares of Cara common stock outstanding immediately prior to the Merger and (y) result in the change of control of Cara, pursuant to Rules 5635(a) and 5635(b) of Nasdaq, respectively (Stock Issuance Proposal), (ii) approve the adoption of a new 2025 Equity Incentive Plan (Equity Incentive Plan Proposal), (iii) approve the adoption of a new 2025 Employee Stock Purchase Plan (ESPP Proposal), (iv) approve an amendment to Cara’s certificate of incorporation effecting a reverse stock split of Cara common stock at a ratio in the range from 1-for-2 to 1-for-4, with such specific ratio to be mutually agreed upon by the respective Cara and Tvardi boards of directors or, if the issuance of shares of Cara common stock as consideration in the Merger is not approved by Cara stockholders, at a ratio determined solely by the Cara board of directors (Cara’s Board or the Cara Board) following the special meeting, each as described in this proxy statement/prospectus (Reverse Stock Split Proposal), (v) approve an amendment to Cara’s certificate of incorporation to increase the authorized number of shares of common stock from 16,666,667 shares to 150,000,000 shares (Authorized Share Proposal), (vi) approve, on a nonbinding, advisory basis, the compensation that will or may become payable by Cara to its named executive officers in connection with the Merger (Compensation Proposal), and (vii) approve a postponement or adjournment of the Cara special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal, the Reverse Stock Split Proposal and/or the Authorized Share Proposal (Adjournment Proposal).
Please refer to the various provisions of this proxy statement/prospectus for further information with respect to the business to be transacted at the Cara special meeting. As described in this proxy statement/prospectus, certain of Tvardi’s stockholders are parties to support agreements with Cara and certain of Cara’s stockholders are parties to support agreements with Tvardi (collectively, Support Agreements), whereby such stockholders have agreed to vote their shares in favor of the adoption and approval, among other things, of the Merger Agreement and the approval of the transactions contemplated therein, including the Merger, and, with respect to Cara’s stockholders, the issuance of shares of Cara common stock to Tvardi’s stockholders and the change of control resulting from the Merger, subject to the terms of the Support Agreements.
In addition, once this registration statement on Form S-4 (Registration Statement), of which this proxy statement/prospectus is a part, is declared effective by the Securities and Exchange Commission (SEC) and pursuant to the conditions of the Merger Agreement and the Support Agreements, Tvardi’s stockholders who are party to the Support Agreements will each execute an action by written consent of Tvardi’s stockholders (Tvardi Written Consent) adopting and approving, among other things, the Merger Agreement, and the transactions contemplated therein, including the Merger. No meeting of Tvardi’s stockholders will be held; all of Tvardi’s stockholders will have the opportunity to elect to adopt and approve the Merger Agreement and the transactions contemplated therein, including the Merger, by signing and returning to Tvardi the Tvardi Written Consent.
After careful consideration, Cara’s Board has unanimously: (i) determined that the Merger and the transactions and actions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Cara and its stockholders; (ii) authorized, approved and declared advisable the Merger Agreement and the transactions contemplated therein, including the Merger, the issuance of shares of Cara common stock to the stockholders of Tvardi common stock pursuant to the terms of Merger Agreement and the change of control of Cara resulting from the Merger; and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the stockholders of Cara vote “FOR” each of the proposals set forth in this proxy statement/prospectus.
More information about Cara, Tvardi and the proposed transactions is contained in this proxy statement/prospectus. Cara urges you to read this proxy statement/prospectus carefully and in its entirety. In particular, you should carefully consider the matters discussed under “Risk Factors” beginning on page 27.
Cara is excited about the opportunities the Merger brings to Cara’s stockholders, and thank you for your consideration and continued support.
Christopher Posner President and Chief Executive Officer Cara Therapeutics, Inc.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.
This proxy statement/prospectus is dated February 14, 2025 and is first being mailed to Cara’s stockholders on or about February 14, 2025.

400 Atlantic Street
Suite 500
Stamford, CT 06901
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held On April 1, 2025
Dear Stockholders of Cara:
The Cara Board is pleased to deliver this proxy statement/prospectus for the proposed Merger between a wholly owned subsidiary of Cara and Tvardi, for the purpose of, among other things, considering the approval of the issuance of Cara common stock pursuant to the Merger Agreement, among Cara, Merger Sub and Tvardi, pursuant to the Merger.
There will not be a physical meeting location. The Cara special meeting will be held exclusively online via live audio-only webcast on April 1, 2025, at 10:00 a.m. Eastern Time, and can be accessed by visiting www.virtualshareholdermeeting.com/CARA2025SM where you will be able to attend the Cara special meeting via live audio-only webcast. You will be able to vote your shares and submit questions during the Cara special meeting webcast. Online check-in will begin at 9:45 a.m. Eastern Time, and Cara encourages you to allow ample time for the online check-in procedures. Please note that you will not be able to attend the Cara special meeting in person. Cara is holding the Cara special meeting to consider the following proposals:
1.   Approve the issuance of shares of Cara common stock pursuant to the Merger, which (i) will represent more than 20% of the shares of Cara common stock outstanding immediately prior to the Merger and (ii) result in the change of control of Cara, pursuant to Rules 5635(a) and 5635(b) of Nasdaq, respectively, referred to as the Stock Issuance Proposal;
2.   Approve the Tvardi Therapeutics, Inc. 2025 Equity Incentive Plan, referred to as the Equity Plan Proposal;
3.   Approve the Tvardi Therapeutics, Inc. 2025 Employee Stock Purchase Plan, referred to as the ESPP Proposal;
4.   Approve an amendment to the amended and restated certificate of incorporation of Cara to effect a reverse stock split of Cara common stock at a ratio within the range between 1-for-2 to 1-for-4 (with such ratio to be mutually agreed upon by the Cara Board and the Tvardi Board prior to the effectiveness of the Merger or, if the Stock Issuance Proposal is not approved by Cara stockholders, determined solely by the Cara Board), referred to as the Reverse Stock Split Proposal;
5.   Approve an amendment to the Cara amended and restated certificate of incorporation to increase the number of authorized shares of Cara common stock from 16,666,667 shares to 150,000,000 shares, referred to as the Authorized Share Proposal;
6.   Approve, on a nonbinding, advisory basis, the compensation that will or may become payable by Cara to its named executive officers in connection with the Merger, referred to as the Compensation Proposal; and
7.   Approve a postponement or adjournment of the Cara special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal, the Reverse Stock Split Proposal and/or the Authorized Share Proposal, referred to as the Adjournment Proposal.
These seven proposals are referred to collectively as the Cara Proposals.
Please read this proxy statement/prospectus for further information with respect to the business to be transacted at the Cara special meeting. The Cara Board has fixed February 5, 2025 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Cara special meeting and any adjournment or postponement thereof. Only holders of record of shares of Cara common stock at the close of business on the record date are entitled to notice of, and to vote at, the Cara special meeting.
At the close of business on the record date, Cara had 4,571,229 shares of common stock outstanding and entitled to vote. A complete list of such stockholders entitled to vote at the Cara special meeting will be available for examination at the Cara offices in Stamford, Connecticut during normal business hours for a period of ten days prior to the Cara special meeting.
Your vote is important. Approval of each of the Stock Issuance Proposal, the Equity Plan Proposal, the ESPP Proposal, the Reverse Stock Split Proposal and the Authorized Share Proposal requires the affirmative vote of a majority of the voting power of the votes cast by the holders of shares present at the meeting (by virtual attendance) or represented by proxy at the Cara special meeting and entitled to vote on the matter. Approval of the Compensation Proposal and the Adjournment Proposal requires the affirmative vote of a majority of shares present in person (by virtual attendance) or represented by proxy at the meeting and entitled to vote on the matter. No Cara Proposal is conditioned upon any other Cara Proposal. However, each of the Stock Issuance Proposal, the Reverse Stock Split Proposal and the Authorized Share Proposal is a condition to the consummation of the Merger. Therefore, the Merger cannot be consummated without the approval of the Stock Issuance Proposal, the Reverse Stock Split Proposal and the Authorized Share Proposal. The Equity Plan Proposal and the ESPP Proposal are conditioned upon the consummation of the Merger.
You are cordially invited to attend the Cara special meeting. The Cara special meeting can be accessed by visiting www.virtualshareholdermeeting.com/CARA2025SM, where you will be able to attend the Cara special meeting via live audio-only webcast. In order to attend you must pre-register at www.virtualshareholdermeeting.com/CARA2025SM. You will be able to vote your shares and submit questions during the Cara special meeting webcast by logging in using the unique link and password provided upon registration. Whether or not you expect to attend the Cara special meeting, to ensure your representation at the Cara special meeting, Cara urges you to submit a proxy to vote your shares as promptly as possible by (1) visiting the Internet site listed on the enclosed Cara proxy card, (2) calling the toll-free number listed on the enclosed Cara proxy card or (3) submitting your enclosed Cara proxy card by mail by using the provided self-addressed, stamped envelope. Submitting a proxy will not prevent you from attending by means of remote communication the Cara special meeting and voting at the Cara special meeting, but it will help to ensure that a quorum is present and avoid added solicitation costs. Any holder of record of Cara common stock as of the record date who attends the Cara special meeting may vote at the Cara special meeting, thereby revoking any previous proxy. In addition, a proxy may also be revoked in writing before the Cara special meeting in the manner described in this proxy statement/prospectus. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction form furnished by your bank, broker or other nominee.
If you own shares in street name through an account with a bank, broker or other nominee and you decide to attend the Cara special meeting, you cannot vote at the Cara special meeting unless you present a “legal proxy,” issued in your name from your bank, broker or other nominee. If your shares are held in a brokerage account or by a bank or other nominee, your ability to vote by telephone or the Internet depends on your broker’s voting process. Please follow the directions provided to you by your broker, bank or nominee.
THE CARA BOARD HAS UNANIMOUSLY DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS FAIR TO, ADVISABLE AND IN THE BEST INTERESTS OF, CARA AND ITS STOCKHOLDERS. THE CARA BOARD UNANIMOUSLY RECOMMENDS THAT CARA’S COMMON STOCKHOLDERS VOTE “FOR” THE STOCK ISSUANCE PROPOSAL, THE EQUITY PLAN PROPOSAL, THE ESPP PROPOSAL, THE REVERSE STOCK SPLIT PROPOSAL, THE AUTHORIZED SHARE PROPOSAL, THE COMPENSATION PROPOSAL AND THE ADJOURNMENT PROPOSAL.
By Order of the Cara Board of Directors,
Scott M. Terrillion
Corporate Secretary
Stamford, CT
February 14, 2025

ABOUT THIS DOCUMENT
This document, which forms part of a registration statement on Form S-4 filed with the SEC by Cara, constitutes a prospectus of Cara under the Securities Act of 1933, as amended (Securities Act), with respect to the shares of Cara common stock to be issued to the equityholders of Tvardi pursuant to the Merger Agreement. This document also constitutes a notice of a meeting and a proxy statement of Cara under Section 14(a) of the Securities Exchange Act of 1934, as amended (Exchange Act), with respect to the Cara special meeting at which Cara stockholders will be asked to consider and vote on the Cara Proposals.
No one has been authorized to provide you with information that is different from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than the date on the front cover of those documents. Neither the mailing of this proxy statement/prospectus to Cara stockholders nor the issuance by Cara of Cara common stock in connection with the proposed Merger will create any implication to the contrary.
This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.
Information contained in this proxy statement/prospectus regarding Tvardi and its business, operations, management and other matters has been provided by Tvardi and information contained in this proxy statement/prospectus regarding Cara and its business, operations, management and other matters has been provided by Cara.
If you would like additional copies of this proxy statement/prospectus or if you have questions about the proposed Merger or the proposals to be presented at the Cara special meeting, please contact Cara’s proxy solicitor listed below. You will not be charged for any of the documents that you request.
You may also request additional copies from Cara’s proxy solicitor using the following contact information:
ALLIANCE ADVISORS, LLC
Stockholders call toll-free: 844-876-6183
Email: CARA@allianceadvisors.com
To ensure timely delivery of these documents, any request should be made no later than February 14, 2025 to receive them before the Cara special meeting.
Cara intends to mail this proxy statement/prospectus on or about February 14, 2025 to all stockholders of record entitled to vote at the Cara special meeting.

i

Page
Equity Compensation Plan Information	230
PROPOSAL NO. 4 (THE REVERSE STOCK SPLIT PROPOSAL): APPROVAL OF AN AMENDMENT TO THE CARA AMENDED AND RESTATED CERTIFICATE OF INCORPORATION EFFECTING THE REVERSE STOCK SPLIT AT A RATIO IN THE RANGE FROM 1-FOR-2 TO 1-FOR-4	231
General	231
Purpose	231
Nasdaq Requirements for Listing on Nasdaq	231
Potential Increased Investor Interest	232
Criteria to be Used for Determining Which Reverse Stock Split Ratio to Implement	232
Principal Effects of the Reverse Stock Split	234
Procedure for Effecting the Reverse Stock Split and Exchange of Stock Certificates	235
Fractional Shares	236
Accounting Consequences	236
Potential Anti-Takeover Effect	236
Material U.S. Federal Income Tax Consequences of the Reverse Stock Split	237
Vote Required; Recommendation of the Cara Board	239
PROPOSAL NO. 5 (THE AUTHORIZED SHARE PROPOSAL): INCREASE IN AUTHORIZED SHARES	240
Required Vote; Recommendation of the Cara Board	240
PROPOSAL NO. 6 ADVISORY, NON-BINDING VOTE ON MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS	242
Required Vote; Recommendation of the Cara Board	242
PROPOSAL NO. 7 (THE ADJOURNMENT PROPOSAL): APPROVAL OF POSSIBLE ADJOURNMENT OF THE CARA SPECIAL MEETING	243
Required Vote; Recommendation of the Cara Board	243
DESCRIPTION CARA’S BUSINESS	244
Introduction	244
Strategic Alternatives	244
Corporate History	245
Cara’s Product Portfolio	245
KORSUVA (difelikefalin) injection – Cara’s Commercial Stage Product	245
Difelikefalin Development in Pruritus	248
Royalty Purchase and Sale Agreement	248
Collaboration and License Agreements	249
Manufacturing and License Agreements	251
Intellectual Property	253
Competition	255
Manufacturing	256
Government Regulation and Product Approval	256
Employees and Human Capital	264
Website Access to Reports	264

v

ANNEX:

OF INCORPORATION OF CARA THERAPEUTICS, INC. TO PROVIDE FOR REVERSE STOCK SPLIT
ANNEX G – CERTIFICATE OF AMENDMENT OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF CARA THERAPEUTICS, INC. TO PROVIDE FOR INCREASE IN AUTHORIZED SHARES
ANNEX H – FORM OF PROXY CARD FOR SPECIAL MEETING OF CARA THERAPEUTICS, INC.

QUESTIONS AND ANSWERS ABOUT THE MERGER
Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split (Reverse Stock Split) of common stock of Cara, as described in Proposal No. 4 beginning on page 231 of this proxy statement/prospectus. The following section provides answers to frequently asked questions about the proposed Merger and the Cara special meeting. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.
Q:
What is the Merger?

A:
Cara, Merger Sub, and Tvardi entered into the Merger Agreement on December 17, 2024. The Merger Agreement contains the terms and conditions of the proposed merger transaction among Cara, Merger Sub and Tvardi. Under the Merger Agreement, Merger Sub will merge with and into Tvardi, with Tvardi surviving as a wholly owned subsidiary of Cara. This transaction is referred to as the Merger.

The Merger will become effective at the time the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or such other date and time as is agreed upon by Cara and Tvardi and specified in the Certificate of Merger in accordance with the DGCL. At the Effective Time, (i) each share of Tvardi common stock outstanding immediately prior to the Effective Time (after giving effect to the conversion of all shares of Tvardi preferred stock into shares of Tvardi common stock (the Preferred Stock Conversion) and excluding shares held by stockholders who have exercised and perfected appraisal rights as more fully described in the section titled “The Merger Agreement — Appraisal Rights” beginning on page 206 of this proxy statement/prospectus and excluding shares held as treasury stock by Cara or held or owned by Cara, Merger Sub or any subsidiary of Cara or Tvardi) will be automatically converted solely into the right to receive a number of shares of Cara common stock calculated using an exchange ratio formula described in the Merger Agreement and (ii) each Convertible Note that is outstanding immediately prior to the Effective Time will be automatically converted into the right to receive a number of shares of Cara common stock calculated based on a conversion price equal to 80% of the implied value of the combined company (as more fully described in the Section titled “Agreements Related to the Merger” beginning on page 214).
Immediately following the Merger, the pre-Merger equityholders of Cara are expected to hold approximately 15.25% of the shares of Cara common stock, the pre-Merger equityholders of Tvardi are expected to hold approximately 72.21% of the shares of Cara common stock and the holders of the Convertible Notes are expected to hold approximately 12.54% of the shares of Cara common stock, in each case of Cara and Tvardi, on a fully diluted basis and subject to further adjustment as further described below. The expected post-Merger equity ownership split percentages are based on the assumed Exchange Ratio of 0.2042 and an assumed amount of Conversion Shares equal to approximately 1,921,436, and are subject to adjustments based on the final Exchange Ratio and final amount of Conversion Shares. The assumed Exchange Ratio was calculated assuming, among other things, (i) a Reverse Stock Split of 1-for-2, to be implemented immediately prior to the closing of the Merger, as may be adjusted, (ii) that Cara Net Cash (as defined below) at the closing of the Merger (Closing) will be between $22.875 million and $23.125 million, and (iii) an amount of Conversion Shares equal to approximately 1,921,436. Such assumed Exchange Ratio is subject to certain adjustments, including based on the amount of Cara Net Cash at Closing, the final ratio for the Reverse Stock Split of Cara common stock and the final amount of Conversion Shares. The Exchange Ratio formula is based upon a Tvardi fixed valuation of $210.0 million and a Cara valuation of $43.0 million, subject to certain adjustments, including based upon Cara Net Cash at Closing, and an assumed implied value of the combined company of approximately $282 million, subject to certain adjustments, as more fully described in the section titled “The Merger Agreement — Merger Consideration and Exchange Ratio” beginning on page 191 of this proxy statement/prospectus. An $18.0 million Cara Net Cash threshold is a condition for Tvardi to be required to complete the Merger (Net Cash Condition).
Based on the assumed Exchange Ratio of 0.2042 and an assumed amount of Conversion Shares equal to approximately 1,921,436, if Cara Net Cash less than $22.875 million at Closing, the equityholders of

Cara (pre-Merger) are expected to hold less than 15.25% of the outstanding shares of Cara common stock, on a fully diluted basis (subject to further adjustment as further described below), and if Cara Net Cash more than $23.125 million at Closing, the equityholders of Cara (pre-Merger) are expected to hold more than 15.25% of the outstanding shares of Cara common stock on a fully diluted basis, as more fully described in the section titled “The Merger Agreement — Merger Consideration and Exchange Ratio” beginning on page 191 of this proxy statement/prospectus.
At the Effective Time, Cara’s stockholders will continue to own and hold their existing shares of Cara common stock, subject to adjustment in connection with the Reverse Stock Split. All outstanding and unexercised options to purchase shares of Cara common stock and outstanding Cara RSUs will be accelerated, the RSUs will be net settled, and the options will remain outstanding in accordance with their terms, except that the post-termination exercise period shall not exceed 90 days and the exercise price and the number of shares underlying such options will be adjusted based on the Reverse Stock Split. Each option to purchase shares of Tvardi common stock that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be assumed and converted into an option to purchase shares of Cara common stock, with the number of shares of Cara common stock subject to such option and the exercise price being appropriately adjusted to reflect the Exchange Ratio. Substantially concurrently with the completion of the Merger, Cara will change its corporate name to “Tvardi Therapeutics, Inc.” as required by the Merger Agreement.
Q:
What will happen to Cara if, for any reason, the Merger does not close?

A:
If, for any reason, the Merger does not close, the Cara Board may elect to, among other things, continue the business of Cara, attempt to continue to sell or otherwise dispose of the various assets of Cara, or dissolve and liquidate its assets. Additionally, if the Merger does not close, Cara will not issue shares of Cara common stock to the equityholders of Tvardi as merger consideration and the Convertible Notes will not be converted into shares of Cara common stock. Under certain circumstances, Cara may be obligated to pay Tvardi or Tvardi may be obligated to pay Cara a termination fee of $2.25 million or reimburse certain expenses up to $750,000, as more fully described in the section titled “The Merger Agreement — Termination and Termination Fees” beginning on page 209 of this proxy statement/prospectus. If Cara decides to dissolve and liquidate its assets, Cara would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims. There can be no assurances as to the amount or timing of available cash left to distribute to stockholders after paying the debts and other obligations of Cara and setting aside funds for reserves.

Q:
Why are the two companies proposing to merge?

A:
Cara believes that the Merger will result in a clinical-stage biopharmaceutical company advancing the development of Tvardi’s novel, oral small molecule therapies targeting STAT3 to treat fibrosis-driven diseases with significant unmet need. For a discussion of Cara’s reasons for the Merger, please see the section titled “The Merger — Cara Reasons for the Merger” beginning on page 158 of this proxy statement/prospectus and “The Merger — Tvardi Reasons for the Merger” beginning on page 161 of this proxy statement/prospectus.

Q:
Why am I receiving this proxy statement/prospectus?

A:
You are receiving this proxy statement/prospectus because you have been identified as a holder of Cara common stock as of the record date.

This document serves as: (x) a proxy statement of Cara used to solicit proxies for the Cara special meeting and (y) a prospectus of Cara used to offer shares of Cara common stock in exchange for shares of Tvardi common stock (after giving effect to the Preferred Stock Conversion) and the Convertible Notes in the Merger. Information about the Cara special meeting, the Merger, the Merger Agreement and the other business to be considered by Cara stockholders at the Cara special meeting is contained in this proxy statement/prospectus. Cara stockholders should read this information carefully and in its entirety. The enclosed voting materials allow Cara stockholders to vote their shares by proxy without attending the Cara special meeting.

Cara Stockholders
If you are a holder of Cara common stock as of the record date, you are entitled to vote at the Cara special meeting, which has been called for the purpose of approving the following proposals:
1.
Proposal 1 — the issuance of shares of Cara common stock pursuant to the Merger, which (i) will represent more than 20% of the shares of Cara common stock outstanding immediately prior to the Merger and (ii) result in the change of control of Cara resulting from the Merger, pursuant to Rules 5635(a) and 5635(b) of Nasdaq, respectively, referred to as the Stock Issuance Proposal;

2.
Proposal 2 —  the Tvardi Therapeutics, Inc. 2025 Equity Incentive Plan, referred to as the Equity Plan Proposal;

3.
Proposal 3 —  the Tvardi Therapeutics, Inc. 2025 Employee Stock Purchase Plan, referred to as the ESPP Proposal;

4.
Proposal 4 —  an amendment to the amended and restated certificate of incorporation of Cara to effect a reverse stock split of Cara common stock at a ratio within the range between 1-for-2 to 1-for-4 (with such ratio to be mutually agreed upon by the Cara Board and the Tvardi Board prior to the effectiveness of the Merger or, if the Stock Issuance Proposal is not approved by Cara stockholders, determined solely by the Cara Board), referred to as the Reverse Stock Split Proposal;

5.
Proposal 5 —  an amendment to the Cara amended and restated certificate of incorporation to increase the number of authorized shares of Cara common stock from 16,666,667 shares to 150,000,000 shares, referred to as the Authorized Share Proposal;

6.
Proposal 6 — approve, on a nonbinding, advisory basis, the compensation that will or may become payable by Cara to its named executive officers, in connection with the Merger, referred to as the Compensation Proposal; and

7.
Proposal 7 — the postponement or adjournment of the Cara special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal, the Reverse Stock Split Proposal and/or the Authorized Share Proposal, referred to as the Adjournment Proposal.

Cara does not expect that any matter other than these seven proposals (the Cara Proposals) will be brought before the Cara special meeting.
Q:
What is required to consummate the Merger?

A:
To consummate the Merger, holders of Cara common stock must approve the Stock Issuance Proposal (Proposal No. 1 above), the Reverse Stock Split Proposal (Proposal No. 4 above) and the Authorized Share Proposal (Proposal No. 5 above) (collectively, the Required Cara Closing Stockholder Matters).

Certain of Tvardi’s stockholders and certain of Cara’s stockholders are parties to Support Agreements with Cara and Tvardi, respectively, whereby such stockholders have agreed to vote their shares in favor of the adoption and approval, among other things, of the Merger Agreement and the Contemplated Transactions, subject to the terms of the Support Agreements.
In addition to the requirement of obtaining stockholder approval of the Required Cara Closing Stockholder Matters and the Tvardi Stockholder Matters, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived. For a complete description of the closing conditions under the Merger Agreement, refer to the section titled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 195 of this proxy statement/prospectus.
In the event of a waiver of a condition, the Cara Board will evaluate the materiality of any such waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of stockholder approval is necessary. For more information, refer to the section titled “Risk Factors Related to the Merger — Cara or Tvardi may waive one or more of the conditions to the Merger without recirculation of this proxy statement/prospectus or resoliciting stockholder approval” beginning on page 31 of this proxy statement/prospectus.

Q:
What will Tvardi’s stockholders, noteholders and option holders receive in the Merger?

A:
Each share of Tvardi common stock outstanding (after giving effect to the Preferred Stock Conversion) will be converted into the right to receive a number of shares of Cara common stock calculated using the Exchange Ratio. The Convertible Notes (as defined below) will also be converted into the right to receive a number of shares of Cara common stock calculated based on a conversion price equal to 80% of the implied value of the combined company (as more fully described in the Section titled “Agreements Related to the Merger” beginning on page 214). Cara will assume options to purchase shares of Tvardi common stock (each such option, a Tvardi Option), and in connection with the Merger such Tvardi Options will be converted into options to purchase shares of Cara common stock. For a more complete description of what Tvardi’s stockholders and option holders will receive in the Merger, please see the section titled “The Merger Agreement — Merger Consideration and Exchange Ratio” beginning on page 191 of this proxy statement/prospectus.

Q:
What will Cara’s stockholders and option holders receive in the Merger?

A:
At the Effective Time, Cara’s stockholders and optionholders will continue to own and hold their existing shares, RSUs or options to purchase shares of Cara common stock, which outstanding options and RSUs will be accelerated. The RSUs will be net settled and the options will remain outstanding in accordance with their terms, except that the post-termination exercise period shall not exceed 90 days and the exercise price and the number of shares underlying such options will be adjusted based on the Reverse Stock Split.

Q:
Who will be the directors of Cara following the Merger?

A:
At the Effective Time, the board of directors of the combined company (Combined Company Board) will consist of seven directors and will be comprised of five members designated by Tvardi (Sujal Shah, Michael Wyzga, Wallace Hall, Shaheen Wirk and Imran Alibhai), one member to be designated by Cara prior to Closing and one vacancy, to be designated by Tvardi if prior to the closing of the Merger or by the combined company if following the consummation of the Merger. The Combined Company Board will have an audit committee, a compensation committee and a nominating and corporate governance committee, in accordance with the rules of Nasdaq. All of Cara’s current directors other than the director to be designated by Cara prior to Closing are expected to resign from their positions as directors of Cara, effective upon the Effective Time. For a more complete description of the Combined Company Board, please see the section titled “Management Following the Merger” beginning on page 360 of this proxy statement/prospectus.

Q:
Who will be the executive officers of Cara following the Merger?

A:
Immediately following the Merger, the executive management team of the combined company is expected to comprise the following individuals with such additional officers as may be added by the combined company:

Name	Position with the Combined Company	Current Position at Tvardi
Imran Alibhai, Ph.D.	Chief Executive Officer and Director	Chief Executive Officer and Director
Dan Conn, J.D., M.B.A.	Chief Financial Officer	Chief Financial Officer
John Kauh, M.D.	Chief Medical Officer	Chief Medical Officer
Jeffrey Larson, Ph.D., DABT	Senior Vice President, Research & Development	Senior Vice President, Research & Development
Yixin “Joseph” Chen, Ph.D.	Vice President, Chemistry, Manufacturing and Controls	Vice President, Chemistry, Manufacturing and Controls

Q:
As a stockholder of Cara, how does the Cara Board recommend that I vote?

A:
After careful consideration, the Cara Board recommends that the holders of Cara common stock vote:

•
“FOR” Proposal 1 — the Stock Issuance Proposal;

•
“FOR” Proposal 2 — the Equity Plan Proposal;

•
“FOR” Proposal 3 — the ESPP Proposal;

•
“FOR” Proposal 4 — the Reverse Stock Split Proposal;

•
“FOR” Proposal 5 — the Authorized Share Proposal;

•
“FOR” Proposal 6 — the Compensation Proposal; and

•
“FOR” Proposal 7 — the Adjournment Proposal.

For more information on each proposal and the Cara Board’s recommendations, please see the section titled “Matters Being Submitted to a Vote of Cara’s Stockholders” beginning on page 217 of this proxy statement/prospectus.
Q:
How many votes are needed to approve each Cara Proposal?

A:
Approval of each of the Stock Issuance Proposal, the Equity Plan Proposal, the ESPP Proposal, the Reverse Stock Split Proposal and the Authorized Share Proposal requires the affirmative vote from a majority of the votes cast by the holders of shares present at the meeting (by virtual attendance) or represented by proxy. Approval of the Compensation Proposal and the Adjournment Proposal requires votes from the majority of shares present in person (by virtual attendance) or represented by proxy at the meeting and entitled to vote on the matter.

Q:
What risks should I consider in deciding whether to vote in favor of the Cara Proposals?

A:
You should carefully review the section titled “Risk Factors,” beginning on page 27 of this proxy statement/prospectus.

Q:
When do you expect the Merger to be consummated?

A:
We anticipate that the Merger will be consummated during the first half of 2025, soon after the Cara special meeting to be held on April 1, 2025, but we cannot predict the exact timing. For more information, please see the section titled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 195 of this proxy statement/prospectus.

Q:
What are the material U.S. Federal Income Tax consequences of the Merger to holders of Cara common stock?

A:
Cara stockholders will not sell, exchange or dispose of any shares of Cara common stock as a result of the Merger. Thus, there will be no material U.S. federal income tax consequences to Cara stockholders as a result of the Merger. The U.S. federal income and other tax consequences to holders or beneficial owners of RSUs and the acceleration of vesting of such RSUs are not discussed herein, and such holders or beneficial owners are strongly encouraged to consult their own tax advisors regarding such tax consequences, including the applicability and effect of U.S. federal, state, local, non-U.S. and other tax laws and treaties.

Q:
What are the material U.S. Federal Income Tax consequences of the Reverse Stock Split to U.S. holders of Cara shares?

A:
Cara intends to treat the Reverse Stock Split as a “recapitalization” for U.S. Federal Income Tax purposes. If it so qualifies, a Cara stockholder who is a U.S. holder (as defined in the section titled “Matters Being Submitted to a Vote of Cara’s Stockholders — Proposal No. 4: Approval of an Amendment to the Amended and Restated Certificate of Incorporation of Cara Effecting the Reverse Stock Split — Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” beginning on page 237 of this proxy statement/prospectus) should not recognize gain or loss upon the Reverse Stock

Split (other than in respect of cash received in lieu of fractional shares). A U.S. holder’s aggregate tax basis in the shares of Cara common stock received pursuant to the Reverse Stock Split should equal the aggregate tax basis of the shares of Cara common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Cara common stock), and such U.S. holder’s holding period in the shares of Cara common stock received should include the holding period in the shares of Cara common stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Cara common stock surrendered to the shares of Cara common stock received in a “recapitalization”. U.S. holders of shares of Cara common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.
Please review the information in the section titled “Matters Being Submitted to a Vote of Cara’s Stockholders — Proposal No. 4: Approval of an Amendment to the Amended and Restated Certificate of Incorporation of Cara Effecting the Reverse Stock Split — Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” beginning on page 237 of this proxy statement/prospectus for a more complete description of the material U.S. Federal Income Tax consequences of the Reverse Stock Split to Cara U.S. holders.
Q:
What are the Convertible Notes?

A:
On December 3, 2024, Tvardi entered into a Note Purchase Agreement to issue and sell convertible promissory notes (Convertible Notes) in an aggregate amount of approximately $28.3 million. The Convertible Notes accrue simple interest at 8% per annum and mature on December 31, 2026. Upon the Closing, the outstanding principal balance of such notes and all unpaid accrued interest will be automatically converted into shares of Cara common stock, at a conversion price equal to 80% of the implied valuation of the combined company in the Merger. The Conversion Shares shall be calculated by multiplying the Post-Closing Cara Shares (as defined below) by (a) the quotient obtained by dividing (i) the Implied Note Valuation (as defined below) by (ii) the Aggregate Post-Bridge Valuation (as defined below). The Post-Closing Shares means the quotient obtained by dividing the Cara Outstanding Shares (as defined below) by the Cara Allocation Percentage (as defined below). The Implied Note Valuation means the quotient obtained by dividing (a) the principal amount of the Convertible Notes plus all accrued and unpaid interest by (b) 80%. The Aggregate Post-Bridge Valuation means the sum of (i) the Tvardi Valuation (as defined below), plus (ii) the Cara Valuation (as defined below) plus (iii) the Implied Note Valuation. The Conversion Shares issued with respect to the 20% discount under the terms of the Convertible Notes (Note Conversion Discount Shares) shall dilute the pre-Merger equityholders of Tvardi as part of calculating the Exchange Ratio. The remaining Conversion Shares shall dilute the pre-Merger Cara equityholders and the pre-Merger Tvardi equityholders on a pro rata basis. Immediately following the conversion of the Convertible Notes, the pre-Merger equityholders of Cara are expected to hold approximately 15.25% of the shares of Cara common stock, the pre-Merger equityholders of Tvardi are expected to hold approximately 72.21% of the shares of Cara common stock, and the holders of the Convertible Notes are expected to hold approximately 12.54% of the shares of Cara common stock, in each case of Cara and Tvardi, on a fully diluted basis and subject to further adjustment as further described below. The expected post-Merger equity ownership split percentages are based on the assumed Exchange Ratio of 0.2042 and an amount of Conversion Shares equal to approximately 1,921,436 and are subject to adjustments based on the final Exchange Ratio and final amount of Conversion Shares. For more information about the Convertible Notes, please see the section titled “Agreements Related to the Merger” beginning on page 214 of this proxy statement/prospectus.

Q:
What do I need to do now?

A:
Cara urges you to read this proxy statement/prospectus carefully, including its annexes and information incorporated herein, and to consider how the Merger affects you.

If you are a common stockholder of Cara, please vote your shares as soon as possible so that your shares will be represented at the Cara special meeting. Please follow the instructions set forth on the enclosed Cara proxy card or on the voting instruction form provided by the record holder of your shares if your shares are held in the name of your bank, broker or other nominee.

Q:
When and where is the Cara special meeting? What must I do to attend the Cara special meeting?

A:
The Cara special meeting will be held exclusively online via live audio-only webcast on April 1, 2025 at 10:00 a.m. Eastern Time. Online check-in will begin at 9:45 a.m. Eastern Time, and Cara encourages you to allow ample time for the online check-in procedures. Please note that you will not be able to attend the Cara special meeting in person.

You or your authorized proxy may attend the Cara special meeting if you were a registered or beneficial stockholder of Cara common stock as of the record date.
You will be able to vote your shares and submit questions during the Cara special meeting webcast by logging in to the website listed above using the 16-digit control number included in your proxy card. If you wish to submit a question during the Cara special meeting, log into the Cara special meeting platform at www.virtualshareholdermeeting.com/CARA2025SM, type your question into the “Ask a Question” field, and click “Submit.” Cara will respond to as many properly submitted questions during the relevant portion of the Cara special meeting agenda as time allows.
If Cara experiences technical difficulties during the Cara special meeting (e.g., a temporary or prolonged power outage), Cara will determine whether the Cara special meeting can be promptly reconvened (if the technical difficulty is temporary) or whether the Cara special meeting will need to be reconvened on a later day (if the technical difficulty is more prolonged). In any situation, Cara will promptly notify stockholders of the decision via www.virtualshareholdermeeting.com/CARA2025SM. Cara will have technicians ready to assist you with any technical difficulties you may have accessing the Cara special meeting website. If you encounter any difficulties accessing the Cara special meeting website during the check-in or meeting time, please call the technical support number that will be posted on the Cara special meeting website log-in page at www.virtualshareholdermeeting.com/CARA2025SM.
If you own shares in street name through an account with a bank, broker or other nominee, please send proof of your Cara share ownership as of the record date (for example, a brokerage firm account statement or a “legal proxy” from your intermediary) along with your registration request. If you are not sure what proof to send, check with your intermediary.
If your shares are registered in your name with Cara’s stock registrar and transfer agent, Equiniti Trust Company, LLC, no proof of ownership is necessary because Cara can verify your ownership.
Q:
What is the quorum requirement?

A:
A quorum of Cara stockholders is necessary to hold a valid meeting. The presence virtually or by proxy duly authorized, of the holders of one-third of the outstanding shares of common stock entitled to vote, as of the record date, shall constitute a quorum for the transaction of business at the Cara special meeting. As of the record date there were 4,571,229 shares of Cara common stock outstanding and entitled to vote. Accordingly, the holders of at least 1,523,743 shares of Cara common stock must be present virtually or by proxy at the Cara special meeting to establish a quorum.

Your shares will be counted towards the quorum if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you attend the Cara special meeting and vote your shares during the Cara special meeting. Abstentions and broker non-votes, if applicable, will also be counted towards the quorum requirement. If there is no quorum, the person presiding over the Cara special meeting, or the holders of a majority of shares present at the Cara special meeting or represented by proxy, may adjourn the meeting to another date.
Q:
How are votes with respect to the Cara Proposals counted?

A:
Votes with respect to the Cara Proposals will be counted by the inspector of elections appointed for the meeting, who will separately count votes “FOR” and “AGAINST,” abstentions and, if applicable, broker non-votes.

Cara does not expect that any matters other than the Cara Proposals will be brought before the Cara special meeting.

Q:
What are “broker non-votes”?

A:
Brokers who hold shares in street name for customers have the authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are precluded from exercising their voting discretion with respect to approval of non-routine matters, and, as a result, absent specific instructions from the beneficial owner of such shares, brokers are not empowered to vote those shares, referred to generally as “broker non-votes.” Broker non-votes, if any, will be treated as shares that are present at the Cara special meeting for purposes of determining whether a quorum exists but will not have any effect for the purpose of voting on Proposal No. 1 (Stock Issuance Proposal), Proposal No. 2 (Equity Plan Proposal), Proposal No. 3 (ESPP Proposal), Proposal No. 4 (Reverse Stock Split Proposal), Proposal No. 5 (Authorized Share Proposal), Proposal No. 6 (Compensation Proposal) or Proposal No. 7 (Adjournment Proposal).

Q:
What will happen if I return my proxy form without indicating how to vote?

A:
If you submit your proxy form without indicating how to vote your shares on any particular Cara Proposal, the common stock represented by your proxy will be voted as recommended by the Cara Board with respect to that proposal.

Q:
May I change my vote after I have submitted a proxy or voting instruction form?

A:
Cara’s common stockholders of record, other than those Cara stockholders who are parties to Support Agreements, may change their vote at any time before their proxy is voted at the Cara special meeting in one of following ways:

•
By sending a written notice to the Secretary of Cara stating that you would like to revoke your proxy;

•
By duly executing a subsequently dated proxy relating to the same shares of common stock and return it in the postage-paid envelope provided or similar means, which subsequent proxy is received before the prior proxy is exercised at the Cara special meeting;

•
Duly submitting a subsequently dated proxy relating to the same shares of common stock by telephone or via the Internet (i.e., your most recent duly submitted voting instructions will be followed) before 11:59 p.m. Eastern Time on March 31, 2025; and

•
By attending the Cara special meeting and voting such shares during the Cara special meeting.

If a stockholder who owns Cara shares in “street name” has instructed a broker to vote its shares of Cara common stock, the stockholder must follow directions received from its broker to change those instructions.
Q:
Who is paying for this proxy solicitation?

A:
Cara and Tvardi will each pay 50% of the costs of printing and filing of this proxy statement/prospectus and any amendments and supplements thereto and paid to a financial printer or to the SEC. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Cara common stock for the forwarding of solicitation materials to the beneficial owners of Cara common stock. Cara will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. In addition, Cara has engaged Alliance Advisors, LLC, a proxy solicitation firm, to solicit proxies from Cara’s stockholders for a fee of up to approximately $50,000 plus certain additional costs associated with solicitation campaigns, which fees and costs will be shared between Cara and Tvardi.

Q:
Should Cara’s and Tvardi’s stockholders send in their stock certificates now, to the extent they have any?

A:
No. After the Merger is consummated, Tvardi’s stockholders will receive written instructions from the exchange agent for exchanging their certificates or book entry notations representing shares of Tvardi common stock (after giving effect to the Preferred Stock Conversion) for book entry notations representing shares of Cara common stock. Each Tvardi stockholder who otherwise would be entitled to receive a fractional share of Cara common stock will be entitled to receive cash in lieu of fractional shares.
In addition, Cara’s stockholders will receive written instructions, as applicable, from Cara’s transfer agent, Equiniti Trust Company, LLC, for exchanging their certificates representing shares Cara common stock for new certificates giving effect to the Reverse Stock Split, if effected. Cara’s stockholders will also receive a cash payment in lieu of any fractional shares, determined by multiplying such fraction by the average closing trading price of a share of Cara common stock on Nasdaq for the five consecutive trading days ending three trading days immediately prior to the date of the public announcement of the Merger Agreement, which is equal to $3.312, after giving effect to the December Reverse Stock Split (as defined below).
Q:
Who can help answer my questions?

A:
If you are a stockholder of Cara and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the Merger, including the procedures for voting your shares, you should contact Alliance Advisors, LLC, Cara’s proxy solicitor, by telephone, toll-free, at 844-876-6183 or by email at CARA@allianceadvisors.com.

PROSPECTUS SUMMARY
This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Merger and the proposals being considered at the Cara special meeting, you should read this entire proxy statement/prospectus carefully, including the Merger Agreement attached as Annex A and the other annexes to which you are referred herein. For more information, please see the section titled “Where You Can Find More Information” beginning on page 410 of this proxy statement/prospectus.
The Companies
Cara Therapeutics, Inc.
400 Atlantic Street, Suite 500
Stamford, Connecticut 06901
(203) 406-3700
Cara is a biopharmaceutical company that has been focused on leading a new treatment paradigm to improve the lives of patients suffering from chronic pruritus. On June 14, 2024, the Cara Board approved a streamlined operating plan exploring strategic alternatives focused on maximizing shareholder value after Cara announced its decision to discontinue the clinical program in notalgia paresthetica (NP) on June 12, 2024. Cara’s decision to discontinue the clinical program in NP followed the outcome from the dose-finding Part A of the KOURAGE-1 study evaluating the efficacy and safety of oral difelikefalin for moderate-to-severe pruritus in adult patients with NP in which oral difelikefalin did not demonstrate a meaningful clinical benefit at any dose compared to placebo. The decision was not related to any safety or medical issues, or negative regulatory feedback related to the NP program.
Cara also developed an IV formulation of oral difelikefalin, which is approved for the treatment of moderate-to-severe pruritus associated with advanced chronic kidney disease in adults undergoing hemodialysis in the United States, the European Union (EU) and multiple other countries. The IV formulation is out-licensed worldwide.
On December 17, 2024, Cara and its subsidiary, Cara Royalty Sub, LLC (Royalty Sub, and together with Cara, each, a Seller and together, the Sellers), entered into an Asset Purchase Agreement (APA) with Vifor Fresenius Medical Care Renal Pharma, Ltd., a majority-owned, indirect subsidiary of CSL Limited (CSL Vifor), pursuant to which, at the consummation of the transaction, Sellers will sell to CSL Vifor and CSL Vifor will acquire from Sellers certain assets and rights for the development, manufacture and commercialization of difelikefalin as well as certain associated liabilities (Asset Disposition) for a purchase price of $900,000 (subject to certain adjustments with respect to inventory). Pursuant to the APA, in connection with the consummation of the Asset Disposition, CSL Vifor and HCR (as defined below) have entered into a letter agreement with Cara providing that CSL Vifor and HCR will, subject to the satisfaction of conditions to closing under the APA, enter into an amended and restated purchase agreement to amend and replace the existing Purchase and Sale Agreement, dated as of November 1, 2023 (as amended, Original HCR Agreement), by and among Royalty Sub, HCRX Investments HoldCo, L.P. (HCRX) and HealthCare Royalty Partners IV, L.P. (HCR IV and together with HCRX, HCR). Upon entering into the amended and restated purchase agreement, effective as of the closing of the Asset Disposition: (i) CSL Vifor will be obligated to make certain payments to HCR from and after the date thereof relating to certain revenue and/or royalties from difelikefalin, (ii) each of the Contribution Agreement, the License Agreement and the Pledge Agreement (each as defined in the Original HCR Agreement) shall be terminated, and (iii) Sellers shall have no further payment or other obligations to HCR under the Original HCR Agreement. Additionally, pursuant to the APA, at the consummation of the Asset Disposition, Cara has agreed to pay CSL Vifor $3.0 million to compensate CSL Vifor for the estimated incremental future expenses to be incurred by CSL Vifor as a result of the transfer of the assets to be acquired and the liabilities to be assumed by it in connection with the Asset Disposition. The Asset Disposition is subject to certain conditions to closing, including either (i) the consummation of the Merger concurrently with the Asset Disposition or (ii) the receipt of the requisite stockholder approval needed to approve the Asset Disposition in the event that the Merger is terminated. See “Asset Sale” beginning on page 216 of this proxy statement/prospectus.
As previously disclosed, on February 1, 2024, Cara received a notification letter from the Listing Qualifications Department (Staff) of Nasdaq with respect to Cara’s failure to maintain a minimum closing bid price of $1.00 per share on any business day over a thirty consecutive business day period, as required for continued listing on the Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(a)(1) (Rule 5450(a)(1)). As previously disclosed, Cara had been provided an initial period of 180 calendar days, or until July 30, 2024, to regain compliance with Rule 5450(a)(1), which period was extended by Nasdaq by notification received on July 31, 2024 for an additional 180 calendar day period ending January 27, 2025 to regain compliance with the same minimum closing bid price requirement for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2) (together with Rule 5450(a)(1), the Minimum Bid Price Requirement). Effective as of August 1, 2024, the listing of the Cara’s common stock was transferred from The Nasdaq Global Market to The Nasdaq Capital Market.
As part of Cara’s plans to regain compliance with the Minimum Bid Price Requirement following the initial notification letter, a series of alternate amendments to effect (i) a reverse stock split and (ii) a reduction in the total number of authorized shares of Cara’s common stock was approved by Cara’s stockholders at Cara’s 2024 Annual Meeting of Stockholders held on June 4, 2024.
On December 19, 2024, Cara’s Board approved a one-for-twelve (12) reverse stock split (December Reverse Stock Split) and corresponding reduction in the total number of authorized shares. On December 30, 2024, Cara filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of the State of Delaware to effect the December Reverse Stock Split, and Cara’s common stock began trading on The Nasdaq Capital Market on a post-split basis as of December 31, 2024.
On January 16, 2025, Cara received a letter from the Staff notifying Cara that it has regained compliance with the Minimum Bid Price Requirement. The closing bid price of Cara’s common stock was at or above $1.00 per share for ten consecutive business days, and Nasdaq considers the matter closed.
In addition to its previous noncompliance with the Minimum Bid Price Requirement, and as previously disclosed, on November 19, 2024, Cara received a letter (Stockholders’ Equity Notice) from the Staff notifying Cara that it was not in compliance with the minimum stockholders’ equity requirement for continued listing on The Nasdaq Capital Market as set forth in Nasdaq Listing Rule 5550(b)(1) (Stockholders’ Equity Requirement), because Cara’s stockholders’ equity of $707,000, as reported in the Cara’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, was below the required minimum of $2.5 million and Cara did not meet either of the alternative compliance standards.
As requested by the Staff, Cara subsequently submitted a plan to regain compliance to Nasdaq (Compliance Plan). Based on the Compliance Plan, which contemplates the closing of the Merger, on January 14, 2025, Nasdaq granted Cara an extension until May 19, 2025 to regain compliance with the Stockholders’ Equity Requirement.
The Merger will constitute a “change of control” for purposes of Nasdaq’s listing rules and will require that the combined company comply with all applicable criteria for initial listing on The Nasdaq Capital Market, including a higher minimum bid price requirement and higher minimum stockholders’ equity requirement. The parties intend to satisfy each of the applicable listing criteria upon completion of the proposed Merger such that the combined company will remain listed on The Nasdaq Capital Market.
While Cara is making every effort to regain compliance prior to the extended deadline, there can be no assurance that Cara will be able to regain compliance within the extension period, by consummation of the Merger or otherwise, and maintain its listing on The Nasdaq Capital Market. If Cara does not regain compliance within the extension period, or if Cara fails to satisfy another Nasdaq requirement for continued listing, the Staff could provide notice that Cara’s securities will become subject to delisting. In such event, Nasdaq rules would permit Cara to appeal the delisting determination to a Nasdaq Hearings Panel. The hearing request would ordinarily stay any suspension or delisting action pending the conclusion of the hearing process and the expiration of any additional extension period granted by the panel following the hearing, but there can be no assurance that any such appeal would be successful. The continued listing of the shares of Cara common stock is a condition to the closing of the Merger unless waived by the Tvardi Board in its sole discretion. If Cara is unable to timely regain compliance with the minimum stockholders’ equity requirement, it is unknown whether the Tvardi Board will grant a waiver to this condition until such a time (if ever) that such a determination by the Tvardi Board becomes necessary. For more information, refer to the section titled “Risk Factors Related to the Merger — Cara or Tvardi may waive one or more of the conditions to the Merger without recirculation of this proxy statement/prospectus or resoliciting stockholder approval” beginning on page 31 of this proxy statement/prospectus and “Risk Factors — The Merger may not be completed on the terms or timeline currently contemplated, or at all.” beginning on page 27 of this proxy statement/prospectus.

Tvardi Therapeutics, Inc.
3 Sugar Creek Center Blvd., Suite 525
Sugar Land, Texas 77478
(713) 489-8654
Tvardi is a clinical-stage biopharmaceutical company focused on the development of novel, oral, small molecule therapies targeting STAT3 to treat fibrosis-driven diseases with significant unmet need. Tvardi is leveraging its deep understanding of the transcription factor, STAT3, to develop a pipeline of oral small molecules with a differentiated mechanism of action to directly inhibit STAT3, a highly validated, yet historically undruggable target. Tvardi’s lead product candidate, TTI-101, is in Phase 2 clinical development for the treatment of idiopathic pulmonary fibrosis (IPF), and hepatocellular carcinoma (HCC). Tvardi expects to report unblinded data from the Phase 2 IPF clinical trial in the second half of 2025 and anticipates preliminary topline data from the Phase 1b/2 HCC clinical trial in the second half of 2025. Its second product candidate, TTI-109, is structurally related to, yet chemically distinct from, TTI-101 and is designed to enhance the ability to target STAT3. Tvardi expects to submit an investigational new drug (IND), application for TTI-109 in the first half of 2025.
Tvardi’s approach is rooted in the expertise around STAT3’s functional composition and its critical role in disease pathogenesis, as well as other essential biological functions. Tvardi’s co-founder, David J. Tweardy, M.D., was one of the first to identify that STAT3, when activated by phosphorylation on tyrosine (Y) residue 705, referred to herein as pY-STAT3, acts as a central catalyst across critical fibrotic signaling pathways and is key to the cellular processes associated with fibrosis-driven diseases. Persistent pY-STAT3 drives the development and progression of the pathogenic cascade of fibrosis. By targeting pY-STAT3, Tvardi’s approach is designed to simultaneously modulate each of the key pathways of the fibrotic cascade, whereas, previous approaches only targeted single pathways. Beyond its role in fibrosis, STAT3 also has an essential role in cellular respiration in the mitochondria. Tvardi, therefore, leveraged the insights of its co-founder to design its product candidates to inhibit STAT3 activation which, it believes, will lead to disease modifying activity without impairing essential biological functions in the mitochondria.
Tvardi believes it has robust proof of concept to support the potential of STAT3 inhibitors to treat fibrosis-driven diseases. In preclinical models, TTI-101 administration resulted in statistically significant reductions in levels of well-known biomarkers of fibrosis, most notably collagen type I alpha1 chain (COL1A1) (p≤0.05). In addition, TTI-101 administration decreased the amount of fibrotic tissue in the lungs in a statistically significant manner (p≤0.05), as measured by histologic evaluation of fibrosis severity, and returned oxygen saturation (SO2), to near normal levels versus animals treated with placebo where SO2 levels continued to decline. Tvardi is currently enrolling patients in an ongoing Phase 2, randomized, double-blind, placebo-controlled clinical trial of TTI-101 as monotherapy or in addition to nintedanib, a standard of care (SoC), therapy, to evaluate its safety, tolerability and preliminary efficacy in patients suffering from IPF. It has also previously demonstrated, in a Phase 1 oncology clinical trial of TTI-101 as monotherapy enriched for patients with HCC, that TTI-101 was generally well-tolerated, targeted STAT3, lowering levels of pY-STAT3 in tumors as evidenced by biopsy sample, and demonstrated a disease control rate of 53% as measured by Response Evaluation Criteria in Solid Tumors Version 1.1 (RECIST v1.1), a standard way to measure the response of a tumor to treatment. Tvardi is currently enrolling patients in its Phase 1b/2 clinical trial to investigate TTI-101 as monotherapy and in combination with SoC, in patients with HCC. The ongoing Phase 1b/2 design allows Tvardi to transition from a dose-finding and safety evaluation in the Phase 1b portion of the clinical trial, to a larger, Phase 2 portion of the clinical trial with primary efficacy endpoints, including overall response rate using RECIST v.1.1.

Tvardi Pipeline
Tvardi’s current pipeline is depicted below:
The U.S. Food and Drug Administration (FDA), has granted orphan drug designation for TTI-101 in both IPF and HCC as well as Fast-Track Designation for TTI-101 in HCC.
TTI-101 for the Treatment of IPF
In the United States, approximately 150,000 individuals have IPF, while globally the number is estimated to be three million. Currently, approved anti-fibrotic therapies, Esbriet and Ofev, had collective peak sales of $4.9 billion, yet their use is limited as they do not reverse fibrosis or improve lung function. Based on the well-established role of pY-STAT3 in the pathogenesis of fibrosis, Tvardi believes TTI-101’s differentiated mechanism of action has the potential to address this unmet need in IPF, if approved. In preclinical models, Tvardi observed that TTI-101 led to a reduction of fibrotic tissue in the lungs and improved lung function. Tvardi also observed dose-dependent decreases in validated biomarkers associated with cell proliferation (resulting in reduced deposition) as well as increase in the modulation and activity of T cells (responsible for increased cellular and extracellular degradation). Additionally, Tvardi’s completed Phase 1 healthy volunteer drug-drug interaction clinical trial with IPF SoC therapies showed TTI-101 to be generally well-tolerated. No severe adverse events were reported. The most frequent treatment emergent adverse events predominantly reported as mild in severity, resolved on study. This clinical data, including robust pharmacokinetic (PK), pharmacodynamic (PD), and tolerability data, has allowed Tvardi to rapidly progress into a Phase 2 clinical trial in IPF.
Tvardi is currently enrolling in a REVERTIPF Phase 2, multicenter, randomized, double-blind, placebo-controlled clinical trial of TTI-101 to evaluate safety, tolerability and PK in patients suffering from IPF as monotherapy and in addition to nintedanib, a current SoC. Tvardi also plans to evaluate multiple efficacy measures, including the established Phase 3 efficacy endpoint of forced vital capacity (FVC). Approximately 75 patients are randomly assigned (1:1:1) to receive oral TTI-101 400 mg/day, TTI-101 800 mg/day or placebo for 12 weeks as monotherapy or in addition to SoC, nintedanib. The natural course of disease for patients suffering from IPF even when treated with SoC, is a decline in lung function as measured by FVC. Preliminary blinded data from the two dose levels of TTI-101 and placebo in 38 patients to date have reported approximately 50% of patients’ FVC values near or above baseline. Tvardi expects to report unblinded data from this clinical trial in the second half of 2025.
TTI-101 for the Treatment of HCC
HCC, a fibrosis-driven cancer, is the third-leading cause of cancer-related mortality in the United States and globally, with an estimated survival of six to 20 months following diagnosis. Treatment with the current SoC in first line remains suboptimal with an overall response rate (ORR), of 10% to 27%. Following progression on first-line therapies, response rates are further reduced (ORR of ≤5%) for patients who go on to receive second-line therapies. Overall response rate is defined as the proportion of patients who have achieved a partial response (≥30% decrease in the sum of the diameters of target lesions, as compared with the baseline sum of diameters) or a complete response (disappearance of all target lesions). Similar to its role in IPF, pY-STAT3 in HCC serves an integral role in both the intrinsic cellular processes that drive aberrant proliferation, survival, deposition and extrinsic processes that induce immune suppression. Greater than 95% of patients with HCC have pY-STAT3 in their tumors, the presence of which correlates closely with tumor vascularity and aggressiveness of disease and is significantly associated with poor overall survival. In preclinical studies, TTI-101 demonstrated statistically significant changes in (1) microsteatosis score (abnormal liver fat accumulation) that was 89% lower in animals treated with TTI-101 versus placebo treated animals (p<0.001), (2) fibrosis, measured by histologic staining, that was 65% lower in animals treated with TTI-101 versus placebo treated animals (p<0.001) and (3) tumor growth, measured by comparing the average tumor volume determined by MRI, that was 57% lower in animals treated with TTI-101 versus placebo treated animals (p=0.04). Additionally, in a separate study, combination of TTI-101 with anti-PD-1 and bevacizumab demonstrated a larger reduction in tumor weight compared to anti-PD-1 and bevacizumab or saline that was statistically significant (p<0.01). Tvardi has completed a Phase 1 dose-escalation and dose-expansion clinical trial for TTI-101 in advanced tumors, enriched for patients with HCC. TTI-101 was observed to lower levels of pY-STAT3 in tumors as evidenced by biopsy sample and demonstrated a disease control rate of 53% as measured by RECIST v1.1, leading to clinical responses in HCC and other tumor types. Tvardi believes that the results to date support TTI-101’s differentiated mechanism of action to deliver therapeutic benefit as monotherapy and in combination with existing SoC agents, if approved. If approved, Tvardi does not believe that a commercial license, supply and/or collaboration agreement with the marketers of existing SoC treatments would be needed, as these commercial therapies are available in the market.
Tvardi is currently enrolling a REVERTLIVER CANCER Phase 1b/2, multicenter, open-label clinical trial designed to investigate the safety and efficacy of TTI-101 across three cohorts of patients with HCC: as monotherapy and in combination with SoC treatments pembrolizumab or atezolizumab + bevacizumab. Tvardi plans to report preliminary topline data from this clinical trial in the second half of 2025.
TTI-109
Tvardi’s second product candidate, TTI-109, is an oral, small-molecule, prodrug of, and mechanistically identical to, TTI-101. TTI-109 itself does not inhibit STAT3, but rapidly converts to TTI-101 in the blood. TTI-109 is designed to enhance the ability to target STAT3 as a more efficient delivery vehicle for TTI-101 with the potential to improve tolerability. In Tvardi’s IND-enabling toxicology studies in rats and monkeys, TTI-109 has been observed to result in equivalent drug exposure as compared to TTI-101, with no toxicity observed. Tvardi has received pre-IND feedback from the FDA that the data package to date is sufficient to support a clinical trial of TTI-109 in oncology. To maximize the potential of TTI-109 in fibrosis-driven diseases, Tvardi is planning additional preclinical studies and a first-in-human IND submission for TTI-109 in the first half of 2025.
CT Convergence Merger Sub, Inc.
400 Atlantic Street, Suite 500
Stamford, Connecticut 06901
(203) 406-3700
Merger Sub is a wholly-owned subsidiary of Cara and was formed solely for the purposes of carrying out the Merger.
The Merger
On December 17, 2024, Cara, Merger Sub and Tvardi entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into Tvardi, with Tvardi surviving as a wholly owned subsidiary of Cara. Cara common stock will be issued to the holders of Tvardi common stock at the Effective Time (after giving effect to the Preferred Stock Conversion) and holders of Convertible Notes at the Effective Time, and Cara will assume each Tvardi Option, which will become options to purchase Cara common stock at the Effective Time. In connection with the Closing, Cara will change its name to “Tvardi Therapeutics, Inc.” References to the combined company in this proxy statement/prospectus are references to Cara, its consolidated subsidiaries and Tvardi following the Merger.
Cara and Tvardi expect the Merger to be consummated during the first half of 2025, subject to satisfaction or waiver of certain conditions to the Closing, including, among other things, approval by Cara’s stockholders of the Required Cara Closing Stockholder Matters.
Immediately following the Merger, the pre-Merger equityholders of Cara are expected to hold approximately 15.25% of the shares of Cara common stock, the pre-Merger equityholders of Tvardi are expected to hold approximately 72.21% of the shares of Cara common stock, and the holders of the Convertible Notes are expected to hold approximately 15.54% of the shares of Cara common stock, in each case, on a fully diluted basis and subject to further adjustment as further described below. The expected post-Merger equity ownership split percentages are based on the assumed Exchange Ratio of 0.2042 and an assumed amount of Conversion Shares equal to approximately 1,921,436 and are subject to adjustments based on the final Exchange Ratio and final amount of Conversion Shares. The assumed Exchange Ratio was calculated assuming, among other things, (i) a Reverse Stock Split of 1-for-2, to be implemented immediately prior to the closing of the Merger, as may be adjusted, (ii) that Cara Net Cash at the Closing will be between $22.875 million and $23.125 million and (iii) an amount of Conversion Shares equal to approximately 1,921,436. Such assumed Exchange Ratio is subject to certain adjustments, including based on the amount of Cara Net Cash at Closing, the final ratio for the reverse stock split of Cara common stock and the final amount of Conversion Shares. The Exchange Ratio formula is based upon a Tvardi fixed valuation of $210.0 million and a Cara valuation of $43.0 million, subject to certain adjustments, including based upon Cara Net Cash at Closing, and an assumed implied value of the combined company of $282.0 million, subject to certain adjustments, as more fully described in the section titled “The Merger Agreement — Merger Consideration and Exchange Ratio” beginning on page 191 of this proxy statement/prospectus. An $18.0 million Cara Net Cash threshold is a condition for Tvardi to be required to complete the Merger.
Reasons for the Merger
The Cara Board considered various reasons for the Merger, as described later in this proxy statement under the section titled “The Merger — Cara Reasons for the Merger.”
Opinion of Cara’s Financial Advisor
On December 17, 2024, Piper Sandler & Co. (Piper Sandler), rendered its oral opinion, which was subsequently confirmed by delivery of Piper Sandler’s written opinion, dated December 17, 2024, to the Cara Board that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Piper Sandler in preparing its opinion, the Exchange Ratio (without giving effect to the Reverse Stock Split) was fair, from a financial point of view, to Cara as of the date thereof (the Piper Sandler Opinion, as more fully described under the section titled “The Merger — Opinion of Cara’s Financial Advisor” beginning on page 163).
The full text of the written opinion is attached to this proxy statement/prospectus as Annex B and is incorporated into this proxy statement/prospectus by reference. The description of the Piper Sandler Opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the written opinion. Cara stockholders are urged to read the written opinion carefully and in its entirety for a discussion of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Piper Sandler in preparing the Piper Sandler Opinion. The Piper Sandler Opinion was prepared at the request of, and furnished solely to, the Cara Board (in the Cara Board members’ individual capacities as directors and not in any other capacity) for its information and assistance in connection with its consideration of the financial terms of the Merger, and was only one of many factors considered by the Cara Board in its evaluation of the Merger. Further, the Piper Sandler Opinion only addresses the fairness, from a financial point of view as of the date thereof, to Cara of the Exchange Ratio (without giving effect to the Reverse Stock Split). The Piper Sandler Opinion did not address, among other things, (i) any other terms or agreements relating to the Merger or any other terms of the Merger Agreement, (ii) the relative merits of the Merger as compared to other transactions or strategies that might be available to Cara, or (iii) the underlying business decision of Cara to proceed with the Merger. The Piper Sandler Opinion was not intended to, and does not, constitute a recommendation to the Cara Board, Cara, any security holder of Cara, or any other party as to how to vote or otherwise act with respect to the Merger or any other matter relating thereto.
Merger Consideration and Exchange Ratio
At the Effective Time, each outstanding share of Tvardi common stock (after giving effect to the Preferred Stock Conversion and excluding shares held by stockholders who have exercised and perfected appraisal rights and excluding shares held as treasury stock by Cara or held or owned by Cara, Merger Sub or any subsidiary of Cara or Tvardi), will be converted into the right to receive a number of shares of Cara common stock equal to the Exchange Ratio. The Convertible Notes will also be converted into the right to receive a number of shares of Cara common stock calculated based on a conversion price equal to 80% of the implied value of the combined company (as more fully described in the Section titled “Agreements Related to the Merger” beginning on page 214).
No fractional shares of Cara common stock will be issued in connection with the Merger, and Tvardi stockholders will receive cash in lieu of fractional shares. Based on an assumed Exchange Ratio of 0.2042, (which assumes a Reverse Stock Split of 1-for-2, to be implemented immediately prior to the closing of the Merger, as may be adjusted) and an assumed amount of Conversion Shares of approximately 1,921,436, Cara expects that it will issue approximately 11,878,447 shares of Cara common stock in the Merger, excluding any shares that may be subsequently issued in connection with the exercise of options assumed by Cara or the assumption of the Tvardi Plan (as defined below) and assuming no stockholders of Tvardi exercise and perfect their appraisal rights.
The Merger Agreement does not include a price-based termination right, so there will be no adjustment to the total number of shares of Cara common stock that Tvardi stockholders will be entitled to receive for changes in the market price of Cara common stock.
The Exchange Ratio formula is derived based upon a Tvardi fixed valuation of $210.0 million and a Cara valuation of $43.0 million, subject to certain adjustments, including based upon Cara Net Cash at Closing, and an assumed implied value of the combined company of approximately $282.0 million, subject to certain adjustments. The calculation of Cara Net Cash at Closing includes, among other things, a credit or reduction for net proceeds that Cara receives or pays from the Asset Disposition. The Net Cash Condition means that Cara Net Cash must be no less than $18.0 million in order for Tvardi to be required to complete the Merger.
Immediately following the Merger, the pre-Merger equityholders of Cara are expected to hold approximately 15.25% of the shares of Cara common stock, the pre-Merger equityholders of Tvardi are expected to hold approximately 72.21% of the shares of Cara common stock, and the holders of the Convertible Notes are expected to hold approximately 12.54% of the shares of Cara common stock, in each case, on a fully diluted basis (subject to further adjustment as further described below). The expected post-Merger equity ownership split percentages are based on the assumed Exchange Ratio of 0.2042 and an amount of Conversion Shares equal to approximately 1,921,436 and are subject to adjustments based on the final Exchange Ratio and final amount of Conversion Shares.
For a more complete description of the Merger, the potential adjustments in the Exchange Ratio and Conversion Shares and the calculation of Cara Net Cash, please see the section titled “The Merger Agreement — Merger Consideration and Exchange Ratio.”
Treatment of Tvardi Stock Options
Under the terms of the Merger Agreement, each option to purchase shares of Tvardi common stock that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be converted into and become an option to purchase shares of Cara common stock. Cara will assume the Tvardi’s 2018 Stock Incentive Plan (Tvardi Plan), and all rights with respect to each outstanding option to purchase Tvardi common stock in accordance with its terms and the terms of the stock option agreement by which such option is evidenced.

Accordingly, from and after the Effective Time: (i) each outstanding Tvardi stock option assumed by Cara may be exercised solely for shares of Cara common stock; (ii) the number of shares of Cara common stock subject to each outstanding Tvardi stock option assumed by Cara will be determined by multiplying (A) the number of shares of Tvardi common stock that were subject to such Tvardi stock option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Cara common stock; (iii) the per share exercise price for the Cara common stock issuable upon exercise of each Tvardi stock option assumed by Cara will be determined by dividing (A) the per share exercise price of Cara common stock subject to such Tvardi stock option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Tvardi stock option assumed by Cara will continue in full force and effect and the term, exercisability, vesting schedule, accelerated vesting provisions, and any other provisions of such Tvardi stock option will otherwise remain unchanged; provided, however, that the Cara Board or a committee thereof will succeed to the authority and responsibility of the board of directors of Tvardi or any committee thereof with respect to each Tvardi stock option assumed by Cara.
Conditions to the Completion of the Merger
The obligations of Cara and Tvardi to consummate the Merger are subject to the satisfaction or waiver, on or prior to the Effective Time, of the conditions set forth in the section titled “The Merger Agreement — Conditions to the Completion of the Merger” below.
Non-Solicitation
Capitalized terms in this section are as defined in the section titled “The Merger Agreement — Non-Solicitation.”
Cara and its subsidiaries and Tvardi are prohibited by the terms of the Merger Agreement, other than, in the case of Cara, with respect to the Asset Disposition, from, directly or indirectly, (i) soliciting, initiating or knowingly encouraging, inducing or facilitating the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or taking any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnishing any non-public information regarding Cara or Tvardi, respectively, to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engaging in discussions (other than to inform any person of the existence of these prohibitions) or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approving, endorsing or recommending any Acquisition Proposal; (v) executing or entering into any letter of intent or any contract contemplating or otherwise relating to any Acquisition Transaction (other than, in the case of Cara, a confidentiality agreement permitted as described below); or (vi) publicly proposing to do any of the foregoing.
Subject to certain restrictions and prior to approval of the Required Cara Closing Stockholder Matters by the required Cara Stockholder Vote (as defined below), Cara and its subsidiaries may furnish non-public information regarding Cara or any of its subsidiaries to, and enter into discussions or negotiations with, any person in response to a bona fide Acquisition Proposal by such person, which the Cara Board determines in good faith, after consultation with its outside financial advisor and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) none of Cara, any of its subsidiaries or any of their respective representatives shall have breached the non-solicitation restrictions in the Merger Agreement in any material respect, (B) the Cara Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the Cara Board under applicable law, (C) Cara receives from such person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions, no hire and “standstill” provisions), in the aggregate, at least as favorable to it as those contained in the confidentiality agreement entered into between Cara and Tvardi in connection with the Merger and (D) substantially contemporaneously with furnishing any such non-public information to such person, Cara gives Tvardi notice of Cara’s intention to furnish non-public information to, or enter into discussions with, such person and furnishes such non-public information to Tvardi (to the extent such information has not been previously furnished by Cara to Tvardi).

For a more complete description of the non-solicitation provisions, please see the section titled “The Merger Agreement — Non-Solicitation.”
Termination and Termination Fees
Capitalized terms are as defined in the section titled “The Merger Agreement — Termination and Termination Fees,” except as otherwise noted below.
The Merger Agreement contains certain customary termination rights, including, among others as described in more detail below, (i) by mutual written consent, (ii) by either Cara or Tvardi if the Contemplated Transactions have not been consummated by June 30, 2025, which date may be extended by Cara for an additional 60 days if the SEC has not declared this Registration Statement effective by June 30, 2025, (iii) by Cara if the Required Tvardi Stockholder Vote has not been obtained within seven business days of the date of the Registration Statement becoming effective, (iv) by either Cara or Tvardi if the Cara Proposals were not approved by the Required Cara Stockholder Vote (as defined under “Cara Stockholder Meeting”), (v) by Tvardi if a Cara Triggering Event has occurred and (vi) by Cara if a Tvardi Triggering Event has occurred.
Cara must pay Tvardi a nonrefundable termination fee of $2.25 million if (i) (A) the Merger Agreement is terminated in certain circumstances described in the section titled “Merger Agreement — Termination and Termination Fees,” (B) an Acquisition Proposal with respect to Cara has been publicly announced, disclosed or otherwise communicated to Cara or the Cara Board at any time after the date of the Merger Agreement but prior to the termination of the Merger Agreement (which has not been withdrawn) and (C) within 12 months after the date of such termination, Cara enters into a definitive agreement with respect to a subsequent transaction or consummates a subsequent transaction in respect of any Acquisition Proposal; or (ii) the Merger Agreement is terminated by Tvardi for a Cara Triggering Event (or if at the time the Merger Agreement is terminated, Tvardi has the right to terminate the Merger Agreement for an Cara Triggering Event).
Tvardi must pay Cara a nonrefundable termination fee of $2.25 million if (i) (A) the Merger Agreement is terminated in certain circumstances described in the section titled “The Merger Agreement — Termination and Termination Fees,” (B) an Acquisition Proposal with respect to Tvardi has been publicly announced, disclosed or otherwise communicated to Tvardi or the Tvardi Board at any time after the date of the Merger Agreement but prior to obtaining the Required Tvardi Stockholder Vote (which has not been withdrawn, (1) in the case of a termination in certain circumstances described in the section titled “The Merger Agreement — Termination and Termination Fees,” at the time the Required Tvardi Stockholder Vote is obtained and (2) in the case of a termination in certain circumstances described in the section titled “The Merger Agreement — Termination and Termination Fees,” at the time of such termination) and (C) within 12 months after the date of such termination, Tvardi enters into a definitive agreement with respect to a subsequent transaction or consummates a subsequent transaction in respect of any Acquisition Proposal; or (ii) the Merger Agreement is terminated by Cara for a Tvardi Triggering Event (or if at the time the Merger Agreement is terminated, Cara has the right to terminate the Merger Agreement for a Tvardi Triggering Event).
For a more complete description of the termination provisions and termination fees, please see the section titled “The Merger Agreement — Termination and Termination Fees.”
Support Agreements
Concurrently with the execution of the Merger Agreement, the officers and directors of Cara, and their affiliated funds that hold Cara common stock and who collectively own approximately 1% of the Cara outstanding shares of common stock, entered into support agreements (Cara Support Agreements) in favor of Tvardi relating to the Merger. The Cara Support Agreements provide, among other things, that such officers, directors and stockholders will vote all of their shares of Cara common stock: (i) in favor of adopting the Merger Agreement and approving the Merger, the other Contemplated Transactions and the Cara Proposals, (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger and (iii) against any Acquisition Proposal.
Concurrently with the execution of the Merger Agreement, the officers and directors of Tvardi and certain stockholders of Tvardi and who collectively hold approximately 97% of the Tvardi common stock entered into support agreements (Tvardi Support Agreements, and together with the Cara Support Agreements, the Support Agreements) in favor of Cara relating to the Merger. The Tvardi Support Agreements provide, among other things, that such executive officers, directors and stockholders vote all of their shares of Tvardi capital stock: (i) in favor of adopting the Merger Agreement and approving the Merger, the other Contemplated Transactions and the Tvardi Stockholder Matters, (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger and (iii) against any Acquisition Proposal.
Lock-Up Agreements
Concurrently with the execution of the Merger Agreement, the officers, directors, certain stockholders of Tvardi and who collectively hold approximately 97% of the Tvardi common stock, entered into lock-up agreements (Lock-Up Agreements), pursuant to which such persons accepted certain restrictions on transfers of the shares of Cara common stock held by such persons for the 180-day period following the Effective Time. In addition, the director of Cara designated prior to Closing to serve on the Combined Company Board is expected to enter into the Lock-Up Agreement.
Convertible Notes
On December 3, 2024, Tvardi entered into a Note Purchase Agreement to issue and sell Convertible Notes in an aggregate amount of approximately $28.3 million, which accrue simple interest at 8% per annum and mature on December 31, 2026. Upon the Closing, the outstanding principal balance of such notes and all unpaid accrued interest will be automatically converted into shares of Cara common stock, at a conversion price equal to 80% of the implied valuation of the combined company in the Merger. The Conversion Shares shall be calculated by multiplying the Post-Closing Cara Shares by (a) the quotient obtained by dividing (i) the Implied Note Valuation by (ii) the Aggregate Post-Bridge Valuation. The Post-Closing Shares means the quotient obtained by dividing the Cara Outstanding Shares by the Cara Allocation Percentage. The Implied Note Valuation means the quotient obtained by dividing (a) the principal amount of the Convertible Notes plus all accrued and unpaid interest by (b) 80%. The Aggregate Post-Bridge Valuation means the sum of (i) the Tvardi Valuation, plus (ii) the Cara Valuation plus (iii) the Implied Note Valuation. The Conversion Shares issued with respect to the 20% discount under the terms of the Convertible Notes shall dilute the pre-Merger equityholders of Tvardi as part of calculating the Exchange Ratio. The remaining Conversion Shares shall dilute the pre-Merger Cara equityholders and the pre-Merger Tvardi equityholders on a pro rata basis. Immediately following the conversion of the Convertible Notes, the pre-Merger equityholders of Cara are expected to hold approximately 15.25% of the shares of Cara common stock, the pre-Merger equityholders of Tvardi are expected to hold approximately 72.21% of the shares of Cara common stock, and the holders of the Convertible Notes are expected to hold approximately 12.54% of the shares of Cara common stock, in each case, on a fully diluted basis. The expected post-Merger equity ownership split percentages are based on the assumed Exchange Ratio of 0.2042 and an amount of Conversion Shares equal to approximately 1,921,436 and are subject to adjustments based on the final Exchange Ratio and final amount of Conversion Shares. For more information, please see the section titled “Agreements Related to the Merger” beginning on page 214 of this proxy statement/prospectus.
Appraisal Rights
Cara stockholders are not entitled to appraisal rights in connection with the Merger.
Tvardi stockholders are entitled to statutory appraisal rights in connection with the Merger under Section 262 of the DGCL. For more information about such rights, please see the provisions of Section 262 of the DGCL attached as Annex C and the section titled “The Merger Agreement — Appraisal Rights” beginning on page 206 of this proxy statement/prospectus.
Management Following the Merger
Immediately following the Merger, the executive management team of the combined company is expected to comprise the following individuals with such additional officers as may be added by the combined company:

Name	Position with the Combined Company	Current Position at Tvardi
Imran Alibhai, Ph.D.	Chief Executive Officer and Director	Chief Executive Officer and Director
Dan Conn, J.D., M.B.A.	Chief Financial Officer	Chief Financial Officer
John Kauh, M.D.	Chief Medical Officer	Chief Medical Officer
Jeffrey Larson, Ph.D., DABT	Senior Vice President, Research & Development	Senior Vice President, Research & Development
Yixin “Joseph” Chen, Ph.D.	Vice President, Chemistry, Manufacturing and Controls	Vice President, Chemistry, Manufacturing and Controls
Directors of the Combined Company Following the Merger
At the Effective Time, the combined company is expected to initially have a seven-member board of directors, comprised of five members designated by Tvardi (Sujal Shah, Michael Wyzga, Wallace Hall, Shaheen Wirk and Imran Alibhai), one member to be designated by Cara prior to Closing and one vacancy, to be designated by Tvardi if prior to the closing of the Merger or by the combined company if following the consummation of the Merger, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal. If the one remaining director is not identified prior to the Effective Time, the Combined Company Board anticipates reducing the size of the Combined Company Board to six directors.
The aforementioned Combined Company Board will have an audit committee, a compensation committee and a nominating and corporate governance committee, in accordance with the Nasdaq rules. All of Cara’s current directors, other than the member to be designated by Cara prior to Closing, are expected to resign from their positions as directors of Cara, effective as of the Effective Time.
Interests of Certain Directors and Executive Officers of Cara and Tvardi in the Merger
In considering the recommendation of the Cara Board with respect to the issuance of Cara common stock pursuant to the Merger Agreement and the other matters to be acted upon by Cara’s stockholders at the Cara special meeting, Cara’s stockholders should be aware that certain members of the Cara Board and current and former executive officers of Cara have interests in the Merger that may be different from, or in addition to, interests they have as Cara’s stockholders. The Cara Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement, the Merger, and the Contemplated Transactions.
As of January 15, 2025, Cara’s directors and executive officers (including affiliates) beneficially owned, in the aggregate, approximately 4.3% of the outstanding shares of Cara common stock. As of January 15, 2025, Cara’s executive officers and directors collectively held unvested stock options to purchase 155,299 shares of Cara common stock and vested stock options to purchase 151,943 shares of Cara common stock, for a total of options to purchase 307,242 shares of Cara common stock. As of January 15, 2025, Cara’s executive officers and directors collectively held 79,913 unvested RSUs. The vesting of all Cara options and RSUs will be accelerated upon consummation of the Merger; the RSUs will be net settled and the options will remain outstanding in accordance with their terms, except that the post-termination exercise period shall not exceed 90 days and the exercise price and the number of shares underlying such options will be adjusted based on the Reverse Stock Split.
The compensation arrangements with Cara’s officers and directors are discussed in greater detail in the section titled “The Merger — Interests of the Cara Directors and Executive Officers in the Merger” beginning on page 178 of this proxy statement/prospectus. Additionally, as described elsewhere in this proxy statement/prospectus, including in the section captioned “Management Following the Merger” beginning on page 360 of this proxy statement/prospectus, one of Cara’s directors is expected to remain a director of the combined company upon the closing of the Merger.
As described elsewhere in this proxy statement/prospectus, including in the section titled “The Merger — Management Following the Merger,” certain of Tvardi’s directors and executive officers are expected to become directors and executive officers of the combined company upon the closing of the Merger.

Cara’s executive officers and directors, and Tvardi’s executive officers, directors and certain affiliated stockholders have entered into the Support Agreements, pursuant to which such directors, officers and certain stockholders, respectively, have agreed, solely in their capacity as stockholders of Cara and Tvardi, respectively, to vote all of their shares of Cara common stock or Tvardi capital stock in favor of, among other things, the adoption and approval, respectively, of the Merger Agreement and the Contemplated Transactions. The Support Agreements are discussed in greater detail in the section titled “Agreements Related to the Merger” beginning on page 214 of this proxy statement/prospectus.
Risk Factors and Risk Factor Summary
Both Cara and Tvardi are subject to various risks associated with their businesses and their industries. In addition, the Merger, including the possibility that the Merger may not be completed, poses a number of risks to each company and its respective stockholders. You should carefully read this proxy statement/prospectus, including the annexes, and especially consider the material risks discussed below and these and other risks discussed in greater detail under the section titled “Risk Factors” beginning on page 27 of this proxy statement/prospectus. Cara and Tvardi encourage you to read and consider all of these risks carefully.
Risks Related to the Merger
•
The Merger may not be completed on the terms or timeline currently contemplated, or at all;

•
Cara’s net cash may be less than $22.875 million at the Closing, which would result in Cara’s stockholders owning a smaller percentage of the combined company and, if Cara’s net cash is less than $18.0 million as of the End Date (as defined below), could even result in the termination of the Merger Agreement;

•
The Exchange Ratio is fixed and will not be adjusted based on the market price of Cara common stock, so the consideration at the closing of the Merger may have a greater or lesser value than at the time the Merger Agreement was signed;

•
Failure to complete the Merger may result in Cara or Tvardi paying a termination fee to the other party and could harm the common stock price of Cara;

•
The Merger may be completed even though material adverse changes may result from the announcement of the Merger, industry-wide changes and/or other causes;

•
Some executive officers and directors of Cara and Tvardi have interests in the Merger that are different from the respective stockholders of Cara and Tvardi and that may influence them to support or approve the Merger without regard to the interests of the respective stockholders of Cara and Tvardi;

•
The market price of Cara common stock following the Merger may decline as a result of the Merger;

•
Cara and Tvardi equityholders will have a materially reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the closing of the Merger as compared to their current ownership and voting interest in the respective companies;

•
During the pendency of the Merger Agreement, Cara and Tvardi may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses;

•
Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement;

•
Because the lack of a public market for Tvardi’s common stock makes it difficult to evaluate the fairness of the Merger, the stockholders of Tvardi may receive consideration in the Merger that is less than the fair market value of Tvardi’s common stock or Cara may pay more than the fair market value of Tvardi’s common stock;

•
The opinion delivered by Piper Sandler to the Cara Board prior to the entry into the Merger Agreement does not reflect changes in circumstances that may have occurred since the date of the opinion;

•
The combined company may become involved in securities class action litigation that could divert management’s attention and harm the combined company’s business and insurance coverage may not be sufficient to cover all costs and damages;

•
Cara or Tvardi may waive one or more of the conditions to the Merger without recirculation of this proxy statement/prospectus or resoliciting stockholder approval;

•
Transfers of the combined company’s securities utilizing Rule 144 of the Securities Act may be limited; and

•
Cara’s winddown of its historical operations, the suspension of development activities and the proposed Merger, resulting in the conversion of Tvardi into a public company, will make Cara subject to the SEC requirements applicable to reporting shell company business combinations. As a result, the combined company will be subject to more stringent reporting requirements, offering limitations and resale restrictions.

Risks related to the Cara Business
•
Failure to complete, or delays in completing, the proposed Merger with Tvardi could materially and adversely affect Cara’s results of operations, business, financial results and/or stock price.

•
Cara cannot be sure if or when the Merger will be completed.

•
Should Cara resume development of its product candidate or any future product candidate, Cara expects to continue to rely on third parties to conduct its preclinical studies and clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

•
Should Cara resume development of its product candidate or any future product candidate, manufacturers upon whom Cara may rely could fail to produce a product candidate in the volumes that Cara may require on a timely basis, or to comply with stringent regulations applicable to pharmaceutical drug manufacturers, and Cara could face delays in the development of a product candidate.

•
Should Cara resume development of its product candidate or any future product candidate, even if Cara obtains regulatory approvals for such product candidate, they may never be successfully launched or become profitable, in which case Cara’s business, prospects, operating results and financial condition may be materially harmed.

•
If Cara or its collaborators are unable to establish effective marketing and sales capabilities, or if Cara is unable to enter into or maintain agreements with third parties to market and sell its product and, should Cara resume development of its product candidate or any future product candidate, any product candidate, if they are approved, Cara may be unable to generate product revenues.

•
Any collaboration arrangements that Cara is a party to or may enter into in the future may not be successful, which, should Cara resume development activities, could adversely affect Cara’s ability to develop and ultimately commercialize its product candidate or any potential future product candidate.

•
Cara faces significant competition from other pharmaceutical and biotechnology companies, academic institutions, government agencies and other research organizations. Cara’s operating results will suffer if it fails to compete effectively.

•
Should Cara resume development of its product candidate or any future product candidate, if Cara experiences delays or difficulties in the enrollment of patients in clinical trials, Cara’s receipt of necessary regulatory approvals could be delayed or prevented.

•
The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable. Should Cara resume development activities in the future, if Cara is not able to obtain, or if there are delays in obtaining, required additional regulatory approvals, Cara will not be able to commercialize any product candidates as expected, and Cara’s ability to generate revenue will be materially impaired.

•
Cara has incurred significant losses from Cara’s inception, and Cara anticipates that it may incur losses in the foreseeable future.

•
Cara is subject to stringent and evolving U.S. and foreign laws, regulations and standards, contracts, industry standards, policies and other obligations related to data privacy and security. Cara’s actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions, litigation (including class claims) and mass arbitration demands, fines and penalties, disruptions of Cara’s business operations, reputational harm, loss of revenue and profits, and otherwise adversely affect Cara’s business, operations and financial performance.

•
Cara may need to license certain intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.

•
If Cara fails to regain and maintain compliance with the continued listing standards of The Nasdaq Capital Market, Cara may be delisted and the price of its common stock, its ability to access the capital markets and its financial condition could be negatively impacted

Risks Related to the Tvardi Business
•
Tvardi has a limited operating history, which may make it difficult to evaluate its prospects and likelihood of success.

•
Tvardi has not generated any revenue to date and may never become or remain profitable.

•
Tvardi’s financial condition raises substantial doubt as to its ability to continue as a going concern.

•
Even if this Merger is successful, Tvardi will require substantial additional capital to fund its operations. If Tvardi is unable to raise such capital when needed, or on acceptable terms, it may be forced to delay, reduce and/or eliminate one or more of its research and drug development programs, future commercialization efforts or other operations.

•
Tvardi’s business is highly dependent on the success of its product candidates, TTI-101 and any other product candidates that it advances into the clinic. All of Tvardi’s product candidates will require significant additional preclinical and clinical development before Tvardi may be able to seek regulatory approval for and launch a product commercially.

•
Preclinical and clinical development involves a lengthy, complex and expensive process, with an uncertain outcome.

•
Tvardi’s ongoing and future clinical trials may reveal significant adverse events or unexpected drug-drug interactions not seen in preclinical studies and may result in a safety profile that could delay or prevent regulatory approval or market acceptance of any of Tvardi’s product candidates.

•
Interim, blinded and preliminary data from Tvardi’s clinical trials that it announces or publishes from time to time may change as more patient data become available or as additional analyses are conducted and as the data are subject to audit and verification procedures that could result in material changes in the final data.

•
Positive results from early preclinical studies and clinical trials of Tvardi’s current or future product candidates are not necessarily predictive of the results of later preclinical studies and clinical trials of Tvardi’s current or future product candidates. If Tvardi cannot replicate the positive results from Tvardi’s preclinical studies or early clinical trials of current or future product candidates in future clinical trials, it may be unable to successfully develop, obtain regulatory approval for and commercialize any current or future product candidates.

•
Although Tvardi has received U.S. orphan drug designation for TTI-101 for IPF and HCC, it may be unable to obtain and maintain orphan drug designation for our other product candidates and, even if Tvardi obtains such designation, it may not be able to realize the benefits of such designation, including potential marketing exclusivity of its product candidates, if approved.

•
Although Tvardi has received a Fast Track designation from the U.S. Food and Drug Administration (FDA), for TTI-101 for HCC and intends to seek Fast Track designation for TTI-109 for HCC, it may not benefit from a faster development or regulatory review or approval process and a Fast Track designation does not increase the likelihood that its product candidates will receive marketing approval.
•
The regulatory approval process is highly uncertain, and Tvardi may be unable to obtain, or may be delayed in obtaining, U.S. or foreign regulatory approval and, as a result, unable to commercialize TTI-101, TTI-109 or any current or future product candidates. Even if we Tvardi believes that its current, or planned clinical trials are successful, regulatory authorities may not agree that they provide adequate data on safety or efficacy.

•
Tvardi does not currently own or in-license any composition of matter patent protection for the TTI-101 molecule. As such, it relies solely upon patents related to methods of use, manufacturing and pharmaceutical compositions.

•
It is difficult and costly to protect Tvardi’s intellectual property and its proprietary technologies, and Tvardi may not be able to ensure their protection.

•
Tvardi relies on third parties to conduct certain aspects of its preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, Tvardi may not be able to obtain regulatory approval of or commercialize any potential product candidates.

•
Tvardi has identified material weaknesses in its internal control over financial reporting. If Tvardi fails to remediate these material weaknesses, or if it experiences additional material weaknesses in the future or otherwise fails to maintain effective internal control over financial reporting in the future, Tvardi may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect investor confidence in Tvardi and, as a result, the value of Tvardi’s common stock following the completion of the Merger.

If Tvardi is unable to adequately address these and other risks it faces, its business may be harmed.
Risks Related to the Combined Company
•
Following the Merger, Cara and Tvardi may be unable to successfully integrate their businesses and realize the anticipated benefits of the Merger;

•
The combined company will need to raise additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all;

•
The market price of the combined company’s common stock is expected to be volatile, and the market price of the common stock may drop following the Merger;

•
The combined company will incur costs and demands upon management as a result of complying with the laws, rules and regulations affecting public companies;

•
Cara and Tvardi do not anticipate that the combined company will pay any cash dividends in the foreseeable future;

•
An active trading market for the combined company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all;

•
Future sales of shares by existing stockholders could cause the combined company’s stock price to decline;

•
If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the combined company, its business or its market, its stock price and trading volume could decline; and

•
The unaudited pro forma condensed combined financial statements included in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the completion of the Merger.

Regulatory Approvals
In the United States, Cara must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with (i) the issuance of shares of Cara common stock to Tvardi’s stockholders in connection with the transactions contemplated by the Merger Agreement and the change of control resulting from the Merger and (ii) the filing of this proxy statement/prospectus with the SEC. Cara does not intend to seek any regulatory approval from antitrust authorities to consummate the Contemplated Transactions.
Nasdaq Stock Market Listing
Shares of Cara common stock are currently listed on The Nasdaq Capital Market under the symbol “CARA.” Tvardi has filed an initial listing application with Nasdaq pursuant to Nasdaq’s “reverse merger” rules. Substantially concurrent with the completion of the Merger, Cara will be renamed “Tvardi Therapeutics, Inc.” and expects to trade on The Nasdaq Capital Market under the symbol “TVRD”. Under the Merger Agreement, each of Tvardi’s and Cara’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Merger, of various conditions, including that the shares of Cara common stock to be issued in the Merger have been approved for listing (subject to official notice of issuance) on Nasdaq as of the closing of the Merger. The terms of the Merger Agreement permit that this condition may be waived by agreement among Tvardi, Cara and Merger Sub, without recirculation or resolicitation of this proxy statement/prospectus.
Anticipated Accounting Treatment
The Merger will be treated by Cara as a reverse recapitalization under accounting principles generally accepted in the United States of America (GAAP). For accounting purposes, Tvardi is considered to be the accounting acquirer in this transaction. The treatment as an in-substance reverse recapitalization is based on the assessment that as a result of, and following, Cara’s discontinuation of its research and development activities, Asset Disposition, and settlement of its other remaining operating assets and liabilities, on the Closing Date, Cara is expected to have nominal operations and nominal pre-combination assets which are expected to primarily be cash, cash equivalents, and marketable securities.
Description of Cara and Tvardi Common Stock
Both Cara and Tvardi are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the Merger is completed, Tvardi stockholders will become Cara stockholders, and their rights will be governed by the DGCL, the amended and restated bylaws of Cara and the amended and restated certificate of incorporation of Cara, as may be amended by the Reverse Stock Split Proposal and the Authorized Share Proposal if approved by the Cara stockholders at the Cara special meeting. The rights of Cara stockholders contained in Cara’s amended and restated certificate of incorporation, and amended and restated bylaws differ from the rights of Tvardi stockholders under Tvardi’s current amended and restated certificate of incorporation and bylaws, as more fully described under the section titled “Comparison of Rights of Holders of Cara Stock and Tvardi Stock” beginning on page 394 of this proxy statement/prospectus.
Cara Stockholder Meeting
The Cara special meeting will be held exclusively online via audio-only webcast on April 1, 2025 at 10:00 a.m. Eastern Time, unless postponed or adjourned to a later date. The Cara special meeting can be accessed by visiting www.virtualshareholdermeeting.com/CARA2025SM, where you will be able to vote your shares and submit questions during the Cara special meeting webcast by logging in to the website listed above using the 16-digit control number included in your proxy card. Online check-in will begin at 9:45 a.m. Eastern Time, and Cara encourages you to allow ample time for the online check-in procedures. Please note that you will not be able to attend the Cara special meeting in person. For more information on the Cara special meeting, see the section titled “The Special Meeting of Cara’s Stockholders” beginning on page 144 of this proxy statement/prospectus.

Market Price and Dividend Information
Cara’s common stock is currently listed on The Nasdaq Capital Market under the symbol “CARA.” Tvardi is a private company and its common stock and preferred stock are not publicly traded.
Cara Common Stock
The closing price of Cara common stock on December 17, 2024, the trading day immediately prior to the public announcement of the Merger on December 18, 2024, as reported on The Nasdaq Capital Market, was $2.9964 per share, after giving effect to the December Reverse Stock Split.
Because the market price of Cara common stock is subject to fluctuation, the market value of the shares of Cara common stock that Tvardi stockholders will be entitled to receive in the Merger may increase or decrease.
Assuming successful application for initial listing with Nasdaq, following the consummation of the Merger, Cara anticipates that the Cara common stock will trade under Cara’s new name “Tvardi Therapeutics, Inc.” and the new trading symbol “TVRD” on The Nasdaq Capital Market.
As of February 5, 2025, the record date for the Cara special meeting, there were approximately 26 holders of record of the Cara common stock.
Dividends
Cara has never declared or paid any cash dividends on the Cara common stock and does not anticipate paying cash dividends on Cara common stock for the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Merger will be at the discretion of the combined company’s then-current board of directors and will depend upon a number of factors, including the combined company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.
Tvardi has never declared or paid any cash dividends on shares of Tvardi common stock. Tvardi anticipates that the combined company will retain all of its future earnings to advance the preclinical studies and clinical trials for its product candidates, and does not anticipate paying any cash dividends on shares of its common stock in the foreseeable future. Any future determination to declare cash dividends on shares of the combined company’s common stock will be made at the discretion of the Combined Company Board, subject to applicable law and contractual restrictions and will depend on its financial condition, results of operations, capital requirements, general business conditions and other factors that the Combined Company Board of directors may deem relevant.

RISK FACTORS
The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus, you should carefully consider the material risks described below before deciding how to vote your shares of Cara common stock. You should also read and consider the other information in this proxy statement/prospectus. Realization of any of the risks described below, any of the uncertainties described under “Cautionary Note Regarding Forward-Looking Statements” could have a material adverse effect on Cara’s, Tvardi’s or the combined company’s businesses, financial condition, cash flows and results of operations. Please see the section titled “Where You Can Find More Information” beginning on page 410 of this proxy statement/prospectus.
Risks Related to the Merger
The Merger may not be completed on the terms or timeline currently contemplated, or at all.
The consummation of the Merger is subject to numerous conditions, including (1) the effectiveness of the Registration Statement, (2) the approval by Cara’s stockholders of the Required Cara Closing Stockholder Matters, (3) the approval by Tvardi’s stockholders of the Tvardi Stockholder Matters, and (4) other customary closing conditions and there can be no assurance that the Merger will be consummated. See the section “The Merger Agreement — Conditions to the Completion of the Merger” on page 195 of this proxy statement/prospectus.
If the Merger is not completed for any reason, the price of Cara’s common stock may decline to the extent that the market price of Cara’s common stock reflects or previously reflected positive market assumptions that the Merger would be completed and the related benefits would be realized. In addition, Cara and Tvardi have expended and will continue to expend significant management time and resources and have incurred and will continue to incur significant expenses due to legal, advisory, printing and financial services fees related to the Merger. These expenses must be paid regardless of whether the Merger is consummated.
The Exchange Ratio will not be adjusted based on the market price of Cara common stock, so the consideration at the closing of the Merger may have a greater or lesser value than at the time the Merger Agreement was signed.
The Exchange Ratio will not change based on changes in the trading price of Cara common stock. Therefore, if before the completion of the Merger, the market price of Cara common stock increases from the market price on the date of the Merger Agreement, Tvardi stockholders could then receive merger consideration with substantially higher value for their shares of Tvardi common stock than the parties had negotiated when they established the Exchange Ratio. The Merger Agreement does not include a price-based termination right. Immediately following the Merger, the pre-Merger equityholders of Cara are expected to hold approximately 15.25% of the shares of Cara common stock, the pre-Merger equityholders of Tvardi are expected to hold approximately 72.21% of the shares of Cara common stock, and the holders of the Convertible Notes are expected to hold approximately 12.54% of the shares of Cara common stock, in each case, on a fully diluted basis (subject to further adjustment as further described below), subject to certain adjustments, including based upon Cara Net Cash at Closing. The calculation of Cara Net Cash at Closing includes, among other things, a credit or reduction for cash proceeds that Cara receives or pays from the Asset Disposition. The Net Cash Condition means that Cara Net Cash must be no less than $18.0 million in order for Tvardi to be required to complete the Merger. For a more complete description of the Merger, please see the section titled “The Merger Agreement — Merger Consideration” beginning on page 191 of this proxy statement/prospectus.
Cara’s net cash may be less than $22.875 million at the Closing, which would result in Cara’s stockholders owning a smaller percentage of the combined company and, if Cara’s net cash is less than $18.0 million as of the End Date, could even result in the termination of the Merger Agreement.
For purposes of the Merger Agreement, net cash is subject to certain reductions, including, without limitation, for payments made in connection with the sale, transfer, license, assignment or other divestiture of its intellectual property and other assets and technology in existence on the date of the Merger Agreement on or about the anticipated Closing, accounts payable, accrued expenses (except those related to the Merger), current liabilities payable in cash, unpaid expenses related to the Merger and certain other unpaid obligations. In the event the amount of Cara’s cash is smaller or such reductions are greater than anticipated, Cara stockholders could hold a significantly smaller portion of the combined company.
Failure to complete the Merger may result in Cara or Tvardi paying a termination fee to the other party and could harm the common stock price of Cara.
If the Merger is not completed, each of Cara and Tvardi is subject to the following risks:
•
upon termination of the Merger Agreement, Cara may be required to pay Tvardi a termination fee of $2.25 million or up to $750,000 in expense reimbursements; or Tvardi may be required to pay Cara a termination fee of $2.25 million or up to $750,000 in expense reimbursements;

•
the parties have incurred, and will continue to incur, significant expenses related to the Merger, such as legal, financial advisor and accounting fees, which must be paid even if the Merger is not completed;

•
the price of Cara’s common stock may decline and remain volatile;

•
Cara may be forced to cease its operations, dissolve and liquidate its assets.

In addition, if the Merger Agreement is terminated and the Cara Board or Tvardi Board determines to seek another business combination, there can be no assurance that either Cara or Tvardi will be able to find a partner willing to provide equivalent or more attractive consideration than the consideration to be provided by each party in the Merger or any partner at all. Please see “The Merger Agreement — Termination and Termination Fee” beginning on page 209 of this proxy statement/prospectus.
If the conditions to the closing of the Merger are not met, the Merger may not occur.
Even if the Required Cara Closing Stockholder Matters are approved by the stockholders of Cara, specified conditions must be satisfied or waived to complete the Merger. These conditions are set forth in the Merger Agreement and described in the section titled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 195 of this proxy statement/prospectus. Cara and Tvardi cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the Merger may not occur or will be delayed, and Cara and Tvardi each may lose some or all the intended benefits of the Merger.
The Merger may be completed even though material adverse changes may result from the announcement of the Merger, industry-wide changes and/or other causes.
In general, either Cara or Tvardi can refuse to complete the Merger if there is a Tvardi Material Adverse Effect (as defined in the Merger Agreement) or a Cara Material Adverse Effect (as defined in the Merger Agreement), as applicable, between December 17, 2024, the date of the Merger Agreement, and the closing of the Merger. However, certain types of changes do not permit either party to refuse to complete the Merger, even if such change could be said to have a material adverse effect on Cara or Tvardi, including:
•
general business, political or economic conditions generally affecting the industry in which Tvardi or Cara operate;

•
acts of war, the outbreak or escalation of armed hostilities, acts of terrorism, earthquakes, wildfires, hurricanes or other natural disasters, health emergencies, including pandemics (including COVID-19 and any evolutions or mutations thereof) and related or associated epidemics, disease outbreaks or quarantine restrictions;

•
changes in financial, banking or securities markets;

•
any change in the stock price or trading volume of Cara common stock (it being understood, however, that any effect causing or contributing to any change in stock price or trading volume of Cara common stock may be taken into account in determining whether a material adverse effect with respect to Cara has occurred, unless such effects are otherwise excepted from the definition of Cara material adverse effect);

•
any failure by Cara to meet internal or analysts’ expectations or projections or the results of operations of Cara (it being understood, however, that any effect causing or contributing to the failure of Cara to meet internal or analysts’ expectations or projections or the results of operations of Cara may be taken into account in determining whether a material adverse effect with respect to Cara has occurred, unless such effects are otherwise excepted from the definition of Cara material adverse effect);

•
any change in, or any compliance with or action taken for the purpose of complying with, any applicable law or GAAP (or interpretations of ay applicable law or GAAP);

•
the announcement of the Merger Agreement or the pendency of the Contemplated Transactions; or

•
the taking of any action required to be taken by the Merger Agreement.

If a material adverse change occurs with respect to either party or both parties and Cara and Tvardi still complete the Merger, the stock price of the combined company following the closing of the Merger may suffer and may reduce the value of the Merger to the stockholders of Cara, Tvardi or both.
Some executive officers and directors of Cara have interests in the Merger that are different from the respective stockholders of Cara and that may influence them to support or approve the Merger without regard to the interests of the stockholders of Cara.
Some officers and directors of Cara are parties to arrangements that provide them with interests in the Merger that are different from the stockholders of Cara, including some or all of service as an officer or director of the combined company following the closing of the Merger, severance and retention benefits, the acceleration of equity award vesting and continued indemnification. For more information regarding the interests of the Cara executive officers and directors in the Merger, see the section titled “The Merger — Interests of the Cara Directors and Executive Officers in the Merger” of this proxy statement/prospectus.
The market price of Cara common stock following the Merger may decline as a result of the Merger.
The market price of Cara common stock may decline as a result of the Merger for a number of reasons, including if:
•
investors react negatively to the prospects of the combined company’s business and prospects following the closing of the Merger;

•
the effect of the Merger on the combined company’s business and prospects following the closing of the Merger is not consistent with the expectations of financial or industry analysts; or

•
the combined company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by stockholders or financial or industry analysts, or at all.

Cara and Tvardi equityholders will have a materially reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the closing of the Merger as compared to their current ownership and voting interest in the respective companies.
Immediately following the Merger, the pre-Merger equityholders of Cara are expected to hold approximately 15.25% of the outstanding shares of Cara common stock, the pre-Merger equityholders of Tvardi are expected to hold approximately 72.21% of the outstanding shares of Cara common stock, and the holders of the Convertible Notes are expected to hold approximately 12.54% of the shares of Cara common stock, in each case, on a fully diluted basis (subject to further adjustment as further described below), subject to certain adjustments, including based upon Cara Net Cash at Closing. The calculation of Cara Net Cash at Closing includes, among other things, a credit or reduction for cash proceeds that Cara receives or pays from the Asset Disposition. The Net Cash Condition means that Cara Net Cash must be no less than $18 million in order for Tvardi to be required to complete the Merger. For a more complete description of the Merger, please see the section titled “The Merger Agreement — Merger Consideration and Exchange Ratio” beginning on page 191 of this proxy statement/prospectus.
Following the Closing, Sujal Shah will serve as Chairman and Imran Alibhai will serve as the Chief Executive Officer of Cara as the combined company. Additionally, following the closing, the Combined Company Board will consist of seven directors, and will be comprised of five members designated by Tvardi (Sujal Shah, Michael Wyzga, Wallace Hall, Shaheen Wirk and Imran Alibhai), one member to be designated by Cara prior to Closing and one vacancy, to be designated by Tvardi if prior to the closing of the Merger or by the combined company if following the consummation of the Merger.
During the pendency of the Merger Agreement, Cara and Tvardi may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.
Covenants in the Merger Agreement impede the ability of Cara and Tvardi to make acquisitions, subject to specified exceptions relating to fiduciary duties, or complete other mergers, sales of assets or other business combinations pending completion of the Merger. As a result, if the Merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into specified extraordinary transactions, such as a merger, sale of assets or other business combination, with any third party, subject to specified exceptions, even if any such transaction could be favorable to such party’s stockholders. For a more complete description of the restrictions on pursuing alternative transactions please see the section titled “The Merger Agreement” beginning on page 191 of this proxy statement/prospectus.
Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.
The terms of the Merger Agreement prohibit each of Cara and Tvardi from soliciting competing proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances for Cara when the Cara Board determines in good faith, after consultation with its outside financial advisor and outside legal counsel, that an unsolicited competing proposal constitutes, or is reasonably likely to result in, a superior competing proposal and, after consultation with its outside legal counsel, that failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the Cara Board. Even in such circumstances, while the Cara Board may change its recommendation to Cara stockholders, Cara will remain obligated to hold a stockholder vote on the Required Cara Closing Stockholder Matters and may not terminate the Merger Agreement in order to enter into an agreement with respect to a Superior Offer. In addition, if Cara or Tvardi terminate the Merger Agreement under specified circumstances, including terminating because of a decision of the Cara Board to recommend a superior competing proposal, Cara may be required to pay Tvardi a termination fee of $2.25 million and/or up to $750,000 in expense reimbursements or Tvardi may be required to pay Cara a termination fee of $2.25 million, and/or up to $750,000 in expense reimbursements, as defined and described under “The Merger Agreement — Termination and Termination Fee.” This termination fee may discourage third parties from submitting competing proposals to Cara or its stockholders and may cause the Cara Board or the Tvardi Board, as the case may be, to be less inclined to recommend a competing proposal.
Because the lack of a public market for Tvardi’s common stock makes it difficult to evaluate the fairness of the Merger, the stockholders of Tvardi may receive consideration in the Merger that is less than the fair market value of Tvardi’s common stock or Cara may pay more than the fair market value of Tvardi’s common stock.
The outstanding common stock of Tvardi is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of Tvardi’s common stock. Because the percentage of Cara equity to be issued to Tvardi stockholders was determined based on negotiations between the parties, it is possible that the value of the Cara common stock to be received by Tvardi stockholders will be less than the fair market value of Tvardi’s common stock, or Cara may pay more than the aggregate fair market value for Tvardi’s common stock.
The Piper Sandler Opinion delivered by Piper Sandler to the Cara Board prior to the entry into the Merger Agreement does not reflect changes in circumstances that may occur after the date thereof.
The Cara Board has not obtained an updated opinion either as of the date of this proxy statement/prospectus or as of any other date subsequent to the date of the Piper Sandler Opinion from Piper Sandler, Cara’s financial advisor. Changes in circumstances, including without limitation the operations and prospects of Cara or Tvardi, stock prices, general market and economic conditions and other factors, some or all of which may be beyond the control of Cara and Tvardi, are not reflected in the Piper Sandler Opinion. The Piper Sandler Opinion does not speak as of any date other than the date thereof.
The combined company may become involved in securities litigation that could divert management’s attention and harm the combined company’s business and insurance coverage may not be sufficient to cover all costs and damages.
In the past, securities class action or stockholder derivative litigation often follows certain significant business transactions, such as the sale of a business division or announcement of a merger. The combined company may become involved in this type of litigation in the future in connection with the Merger and the other Contemplated Transactions. As of January 24, 2025, Cara has received five demand letters from purported stockholders relating to the proposed Merger, the Contemplated Transactions and the disclosures contained in this proxy statement/prospectus. Responding to these demands and litigation often is expensive and diverts management’s attention and resources, which could adversely affect the combined company’s business.
Cara or Tvardi may waive one or more of the conditions to the Merger without recirculation of this proxy statement/prospectus or resoliciting stockholder approval.
Conditions to Cara’s or Tvardi’s obligations to complete the Merger may be waived, in whole or in part, to the extent permitted by law, in certain circumstances unilaterally or by agreement of Cara and Tvardi. In the event of a waiver of a condition, the Cara Board will evaluate the materiality of any such waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of stockholder approval is necessary.
In the event that the Cara Board, in its own reasonable discretion, determines any such waiver is not significant enough to require recirculation of this proxy statement/prospectus and re-solicitation of its stockholders, it will have the discretion to complete the Merger without seeking further stockholder approval, which decision may have a material adverse effect on the Cara stockholders. For example, if Cara and Tvardi agree to waive the requirement that the shares of Cara common stock to be issued in the Merger have been approved for listing (subject to official notice of issuance) on Nasdaq as of the closing of the Merger, and their respective boards of directors elect to proceed with the closing of the Merger, Nasdaq may notify the combined company of its determination to delist the company’s securities based upon the failure to satisfy the initial inclusion criteria in the Nasdaq application. The combined company may appeal the determination to a hearings panel but such appeal will not stay the suspension and delisting action and Nasdaq may notify the combined company that its common stock will be immediately suspended from trading and delisted.
In addition, in order to meet the initial listing requirements of Nasdaq or as otherwise determined in the discretion of the Combined Company Board pursuant to the terms of the Lock-Up Agreements, Cara or the Combined Company Board may release Tvardi stockholders from their Lock-Up Agreements and waive the requirement that such Lock-Up Agreements be in full force and effect immediately following the Effective Time. Such release would increase the number of shares that may be sold in the public market immediately after the Merger and any such sales could cause the combined company’s stock price to decline.

Transfers of the combined company’s securities utilizing Rule 144 of the Securities Act may be limited.
A significant portion of the combined company’s securities will be restricted from immediate resale. Holders should be aware that transfers of Cara’s securities pursuant to Rule 144 under the Securities Act (Rule 144) may be limited as Rule 144 is not available, subject to certain exceptions, for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have previously been a shell company. Cara’s winddown of its historical operations, the suspension of development activities and the proposed Merger will make Cara subject to the SEC requirements applicable to reporting shell company business combinations. Cara anticipates that following the consummation of the proposed transaction, the combined company will no longer be a shell company. As a result, Cara anticipates that holders will not be able to sell their restricted combined company securities pursuant to Rule 144 without registration until one year after the combined company files the Current Report on Form 8-K following the closing that includes the required Form 10 type information that reflects that the combined company is no longer a shell company. For more information, see the section entitled “Securities Act Restrictions on Resale of Combined Company Common Stock — Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies” beginning on page 402 of this proxy statement/prospectus.
Cara’s winddown of its historical operations, the sale of assets, the suspension of development activities and the proposed Merger, resulting in the conversion of Tvardi into a public company, will make Cara subject to the SEC requirements applicable to reporting shell company business combinations. As a result, the combined company will be subject to more stringent reporting requirements, offering limitations and resale restrictions.
According to SEC guidance, the requirements applicable to reporting shell company business combinations apply to any company that sells or otherwise disposes of its historical assets or operations in connection with or as part of a plan to combine with a non-shell private company in order to convert the private company into a public one. Cara has suspended its development activities and, as such, Cara’s plan to merge with Tvardi, resulting in the conversion of Tvardi into a public company, will be subject to the SEC requirements applicable to reporting shell company business combinations, which are as follows:
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the combined company will need to file a Current Report on Form 8-K to report the Form 10 type information (Super 8-K) after Closing reflecting its status as an entity that is not a shell company;

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the combined company will not be eligible to use a Form S-3 until 12 full calendar months after Closing;

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the combined company will need to wait at least 60 calendar days after the filing of the Super 8-K to file a Form S-8 for any equity plans or awards, such as the 2025 Equity Plan and the 2025 Employee Stock Purchase Plan;

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the combined company will be an “ineligible issuer” for three years following the Closing, which will prevent the combined company from (i) incorporating by reference in its Form S-1 filings, (ii) using a free writing prospectus or (iii) taking advantage of the well-known seasoned issuer (WKSI) status despite its public float;

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investors who (i) were affiliates of Tvardi at the time the Merger was submitted for the vote or consent of Tvardi’s stockholders, (ii) receive securities of the combined company in the Merger and (iii) publicly offer or sell such securities will be deemed to be engaged in a distribution of such securities, and therefore would be underwriters with respect to resales of those securities, and accordingly such securities may not be included in the any resale shelf registration statement unless such securities are sold only in a fixed price offering in which such investors are named as underwriters in the prospectus; and

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Rule 144(i)(2) will limit the ability of holders of restricted securities and any affiliates of the public company to publicly resell Rule 145(c) securities per Rule 145(d), as well as any other “restricted” or “control” securities of the combined company per Rule 144, until one year after the Form 10 information is filed with the SEC. Non-affiliate Cara Stockholders prior the Mergers will not be subject to such restrictions on public resales of their shares.

The foregoing SEC requirements will increase the combined company’s time and cost of raising capital, offering stock under equity plans, and complying with securities laws. Furthermore, such requirements will add burdensome restrictions on the resale of the combined company common stock by affiliates of Tvardi and any holders of “restricted” or “control” securities of the combined company.
For more information about the conditions to the completion of the Merger, see the section titled “The Merger Agreement — Conditions to the Completion of the Merger.”
Nasdaq may delist the combined company’s securities from trading on its exchange, which could limit investors’ ability to make transactions in its securities and subject the combined company to additional trading restrictions.
Currently, Cara’s common stock is publicly traded on The Nasdaq Capital Market. In connection with the proposed Merger, Tvardi will file an initial listing application with Nasdaq pursuant to Nasdaq’s “reverse merger” rules. The combined company will be required to meet the initial listing requirements for its securities to be listed on Nasdaq.
If Cara and Tvardi fail to meet the Nasdaq listing requirements and their respective boards choose to close the merger without Nasdaq’s approval, then Nasdaq may notify the combined company of its determination to delist the company’s securities based upon the failure to satisfy the criteria in the Nasdaq application. For more information, refer to the section titled “Risk Factors Related to the Merger — Cara or Tvardi may waive one or more of the conditions to the Merger without recirculation of this proxy statement/prospectus or resoliciting stockholder approval” beginning on page 31 of this proxy statement/prospectus.
We cannot assure you that the combined company will be able to meet those initial listing requirements. Even if the combined company’s securities are so listed, the combined company may be unable to maintain the listing of its securities in the future. In order to continue listing its securities on Nasdaq following the proposed Merger, the combined company will be required to maintain certain financial, distribution and stock price levels. If Nasdaq delists the combined company’s securities from trading on its exchange at closing of the Merger (or thereafter) and the combined company is not able to list its securities on another national securities exchange or regain compliance with Nasdaq, the combined company’s securities could be quoted on an over-the-counter market. If this were to occur, the combined company could face significant material adverse consequences, including:
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a limited availability of market quotations for its securities;

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reduced liquidity for its securities;

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a determination that the combined company’s common stock is a “penny stock” which will require brokers trading in the combined company’s common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

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a limited amount of news and analyst coverage; and

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a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts states from regulating the sale of certain securities, which are referred to as “covered securities.” Since Cara’s common stock is listed on Nasdaq, they are covered securities. Although states are preempted from regulating the sale of covered securities, the federal statute does allow states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then states can regulate or bar the sale of covered securities in a particular case. If Cara was no longer listed on Nasdaq, its securities would not be covered securities and it would be subject to regulation in each state in which it offers its securities, including in connection with the Merger.
The financial projections included in the section titled “The Merger — Certain Cara Unaudited Financial Projections”, which were considered by the Cara Board in evaluating the Merger and used by Piper Sandler at the direction of Cara in rendering its Opinion and performing its related financial analyses, reflect numerous variables, estimates and assumptions and are inherently uncertain.
As further described below in the section titled “The Merger — Certain Cara Unaudited Financial Projections”, in connection with the Cara Board’s evaluation of the Merger, Cara’s management prepared certain short-term unaudited prospective internal financial projections with respect to Cara that were provided to the Cara Board in connection with its evaluation of the Merger and to Piper Sandler in connection with its financial analysis and Opinion. The financial projections reflect numerous variables, estimates, forecasts and assumptions and these variables, estimates, forecasts and assumptions may prove to be wrong.
Risks Related to Cara
Risks Related to Cara’s Strategic Alternative Process and Potential Strategic Transaction
Failure to complete, or delays in completing, the proposed merger with Tvardi could materially and adversely affect Cara’s results of operations, business, financial results and/or stock price.
In June 2024, Cara announced that it was undertaking a comprehensive exploration of strategic alternatives focused on maximizing stockholder value. After a comprehensive review of strategic alternatives, including identifying and reviewing potential candidates for the merger, on December 17, 2024, Cara entered into the Merger Agreement. The closing is subject to approval by the Cara stockholders and Tvardi stockholders as well as other customary closing conditions, including the effectiveness of this registration statement. If the Merger is completed, the business of Tvardi will continue as the business of the combined company. Any failure to satisfy a required condition to Closing may prevent, delay or otherwise materially and adversely affect the completion of the transaction, which could materially and adversely affect Cara’s results of operations, business, financial results and/or stock price. Cara cannot predict with certainty whether or when any of the required closing conditions will be satisfied or if another uncertainty may arise and cannot assure you that the Merger will be successfully consummated or that Cara will be able to successfully consummate the proposed merger as currently contemplated under the Merger Agreement or at all.
Cara’s efforts to complete the Merger could cause substantial disruptions in, and create uncertainty surrounding, Cara’s business, which may materially adversely affect Cara’s results of operations and Cara’s business. Uncertainty as to whether the Merger will be completed may affect Cara’s ability to retain and motivate existing employees. Employee retention may be particularly challenging while the transaction is pending because employees may experience uncertainty about their roles during and following the transaction. A substantial amount of Cara management’s and employees’ attention is being directed toward the completion of the transaction and thus is being diverted from Cara’s day-to-day operations. Uncertainty as to Cara’s future could adversely affect Cara’s business and Cara’s relationship with collaborators, suppliers, vendors, regulators and other business partners. For example, vendors, collaborators and other counterparties may defer decisions about working with Cara or seek to change existing business relationships with Cara. Changes to, or termination of, existing business relationships could adversely affect Cara’s results of operations and financial condition, as well as the market price of Cara’s common stock. The adverse effects of the pendency of the transaction could be exacerbated by any delays in completion of the transaction or termination of the Merger Agreement.
Risks related to the failure to consummate, or delay in consummating, the Merger with Tvardi include, but are not limited to, the following:
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Cara may not realize any or all of the potential benefits of the Merger, which could have a negative effect on Cara’s results of operations, business or stock price;

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under some circumstances, Cara may be required to pay a termination fee to Tvardi of $2.25 million;

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if the Merger Agreement is terminated by Cara or Tvardi due to Cara stockholders voting on and failing to approve certain proposals, Cara will be required to reimburse Tvardi for merger-related expenses up to $750,000. The expense reimbursement, to the extent paid, will be credited against any termination fee payable by Cara in the transaction;

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Cara would remain liable for significant transaction costs, including legal, accounting, financial advisory and other costs relating to the Merger regardless of whether the merger is consummated;

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the trading price of Cara common stock may decline to the extent that the current market price for Cara common stock reflects a market assumption that the Merger will be completed;

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the attention of Cara management and employees may have been diverted to the Merger rather than to Cara’s operations and the pursuit of other opportunities that could have been beneficial to Cara;

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Cara could be subject to litigation related to any failure to complete the Merger;

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Cara could potentially lose key personnel during the pendency of the Merger as employees and other service providers may experience uncertainty about their future roles with Cara following completion of the merger; and

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under the Merger Agreement, Cara is subject to certain customary restrictions on the conduct of Cara’s business prior to completing the Merger, which restrictions could adversely affect Cara’s ability to conduct Cara’s business as Cara otherwise would have done if Cara was not subject to these restrictions.

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The occurrence of any of these events individually or in combination could materially and adversely affect Cara’s results of operations, business, and Cara’s stock price.

Cara cannot be sure if or when the Merger will be completed.
The consummation of the Merger is subject to the satisfaction or waiver of various conditions, including the authorization of the Merger by Cara stockholders and Tvardi stockholders. Cara cannot guarantee that the closing conditions set forth in the Merger Agreement will be satisfied. If Cara is unable to satisfy certain closing conditions or if other mutual closing conditions are not satisfied, Tvardi will not be obligated to complete the Merger.
Under certain circumstances, Cara would be required to pay Tvardi a termination fee of $2.25 million. Additionally, if the Merger Agreement is terminated by Cara or Tvardi due to Cara stockholders voting on and failing to approve certain proposals, Cara will be required to reimburse Tvardi for Merger-related expenses up to $750,000. The expense reimbursement, to the extent paid, will be credited against any termination fee payable by Cara in the transaction. Even if a termination fee is not payable in connection with a termination of the Merger Agreement, Cara will have incurred significant fees and expenses, which must be paid whether or not the Merger is completed. If the Merger is not completed, the Cara Board, in discharging its fiduciary obligations to Cara stockholders, would evaluate other strategic alternatives or financing options that may be available, which alternatives may not be as favorable to Cara stockholders as the Merger, including a liquidation and dissolution. Any future sale or Merger, financing or other transaction, including a liquidation or dissolution, may be subject to further stockholder approval. Cara may also be unable to find, evaluate or complete other strategic alternatives, which may have a materially adverse effect on Cara’s business. Until the Merger is completed, the Merger Agreement restricts Tvardi and Cara from taking specified actions without the consent of the other party, and requires Cara to operate in the ordinary course of business consistent with past practice. These restrictions may prevent Tvardi and Cara from making appropriate changes to Cara respective businesses or pursuing attractive business opportunities that may arise prior to the completion of the Merger. Further, if Cara’s net cash at closing is lower than anticipated, either because expenses exceed current estimates or due to delays prior to closing, then the pre-Merger Cara stockholders will own less of the combined company pursuant to the exchange ratio adjustment set forth in the Merger Agreement. Any delay in completing the Merger may materially and adversely affect the timing and benefits that are expected to be achieved from the Merger.
If Cara does not successfully consummate the Merger or another strategic transaction, Cara’s Board may decide to pursue a dissolution and liquidation of Cara. In such an event, the amount of cash available for distribution to Cara’s stockholders will depend significantly on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities, as to which Cara can give you no assurance.
There can be no assurance that the Merger will be completed. If the Merger is not completed, the Cara Board may decide to pursue a dissolution and liquidation of Cara. In such an event, the amount of cash available for distribution to Cara stockholders will depend heavily on the timing of such decision and, ultimately, such liquidation, since the amount of cash available for distribution continues to decrease as Cara continues to fund its operations while pursuing the Merger. In addition, if Cara’s Board were to approve and recommend, and Cara stockholders were to approve, a dissolution and liquidation, Cara would be required under Delaware corporate law to pay Cara’s outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to stockholders. Cara’s commitments and contingent liabilities may include obligations under Cara’s employment and related agreements with certain employees that provide for severance and other payments following a termination of employment occurring for various reasons, including a change in control of the company, litigation against Cara, and other various claims and legal actions arising in the ordinary course of business, and other unexpected and/or contingent liabilities, As a result of this requirement, a portion of Cara’s assets would need to be reserved pending the resolution of such obligations and the timing of any such resolution is uncertain.
In addition, Cara may be subject to litigation or other claims related to a dissolution and liquidation. If a dissolution and liquidation were pursued, Cara’s Board, in consultation with its advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, holders of Cara’s common stock could lose all or a significant portion of their investment in the event of a liquidation, dissolution or winding up of the company. A liquidation would be a lengthy and uncertain process with no assurance of any value ever being returned to Cara stockholders.
The value to stockholders in the event of a strategic transaction or dissolution may depend on the extent to which Cara will be able to successfully satisfy its existing contractual obligations to third parties and regulatory commitments on favorable terms, which may include the outcome of Cara’s negotiations to reduce or terminate such commitments.
Cara is currently subject to certain contractual and regulatory obligations and commitments. In connection with its comprehensive exploration of strategic alternatives, Cara may seek to negotiate with third parties in order to reduce or eliminate such obligations and commitments. For example, on December 17, 2024, the Sellers, entered into the APA with CSL Vifor, pursuant to which, at the consummation of the transaction, Sellers will sell to CSL Vifor and CSL Vifor will acquire from Sellers certain assets and rights for the development, manufacture and commercialization of difelikefalin as well as certain associated liabilities. Pursuant to the APA, in connection with the consummation of the Asset Disposition, CSL Vifor and HCR have entered into a letter agreement with Cara providing that CSL Vifor and HCR will, subject to the satisfaction of conditions to closing under the APA, enter into an amended and restated purchase agreement to amend and replace the Original HCR Agreement, by and among Royalty Sub, HCRX Investments HoldCo, L.P. and HCR. Upon entering into the amended and restated purchase agreement, effective as of the closing of the Asset Disposition: (i) CSL Vifor will be obligated to make certain payments to HCR from and after the date thereof relating to certain revenue and/or royalties from difelikefalin, (ii) each of the Contribution Agreement, the License Agreement and the Pledge Agreement (each as defined in the Original HCR Agreement) shall be terminated, and (iii) Sellers shall have no further payment or other obligations to HCR under the Original HCR Agreement. Additionally, pursuant to the APA, at the consummation of the Asset Disposition, Cara has agreed to pay CSL Vifor $3,000,000 to compensate CSL Vifor for the estimated incremental future expenses to be incurred by CSL Vifor as a result of the transfer of the assets to be acquired and the liabilities to be assumed by it in connection with the Asset Disposition.
The Asset Disposition is subject to certain conditions to closing, including either (i) the consummation of the Merger concurrently with the Asset Disposition or (ii) the receipt of the requisite stockholder approval needed to approve the Asset Disposition in the event that the Merger is terminated. The APA provides for certain termination rights of Sellers and CSL Vifor, including the right of either CSL Vifor or Cara to terminate the APA if (a) there is a permanent and nonappealable prohibition on the consummation of the Asset Disposition, (b) the Asset Disposition has not occurred by June 30, 2025 (which date shall be automatically extended in one-month increments until October 30, 2025 in certain instances if the Merger is not closed by June 30, 2025) or (c) if a meeting of Cara’s stockholders has been held for the stockholders to consider and vote upon the APA and the Asset Disposition and the stockholders have not voted in favor of adopting the APA and approving the Asset Disposition at such stockholder meeting. Either party may also terminate the APA if the other party breaches its obligations under the APA in certain instances and subject to customary cure protections. The APA contains representations, warranties, and covenants of the parties, including, among others, a covenant that requires (i) Sellers to operate their business in the ordinary course during the period between the execution of the APA and consummation of the Asset Disposition and to not engage in certain kinds of activities or transactions during such period (subject to either prior consent of CSL Vifor or customary limited exceptions), (ii) the parties to use their reasonable best efforts to complete certain transition steps in connection with the consummation of the Asset Disposition, and (iii) Sellers to use their commercially reasonable efforts to obtain any needed consents and provide any needed notices in connection with the Asset Disposition.
Cara currently has license agreements with Maruishi Pharmaceutical Co., Ltd. (Maruishi), and Chong Kun Dang Pharmaceutical Corporation (CKDP), for the intravenous and oral formulations of difelikefalin, and manufacturing agreements with Polypeptide Laboratories S.A. (PPL) and Patheon UK Limited (Patheon) for the difelikefalin injection. Cara expects to assign these agreements with each of Maruishi, CKDP, PPL and Patheon to CSL Vifor in connection with the Merger and Asset Disposition.
Cara’s ability to successfully negotiate such obligations or commitments on favorable terms, or at all, or Cara’s ability to satisfy any such obligations may impact Cara’s ability to pursue or implement a strategic transaction on terms favorable to Cara, the resulting value to stockholders in a strategic transaction or the cash available for distribution to Cara’s stockholders in the event of its dissolution. Cara may also incur substantial costs in connection with or as a result of such negotiations or termination of any of its commitments. There can be no assurance that Cara will be successful in negotiating to reduce or eliminate any of its existing contractual or regulatory obligations and commitments, or that Cara will be able to satisfy any such obligations on a timetable that will allow Cara to maximize potential value to its stockholders.
Lawsuits may be filed against Cara and the members of the Cara Board arising out of the Merger, which may delay or prevent the proposed merger.
Putative stockholder complaints, including stockholder class action complaints, and other complaints may be filed against Cara, the Cara Board, Tvardi, the Tvardi Board and others in connection with the transactions contemplated by the Merger Agreement. As of January 24, 2025, Cara has received five demand letters from purported stockholders relating to the proposed Merger, the Contemplated Transactions and the disclosures contained in this proxy statement/prospectus. The outcome of litigation is uncertain, and Cara may not be successful in defending against any such future claims. Lawsuits that may be filed against Cara, the Cara Board, Tvardi or the Tvardi Board could delay or prevent the merger, divert the attention of Cara’s management and employees from Cara’s day-to-day business and otherwise adversely affect Cara’s financial condition. Litigation may also impact Cara’s ability to consummate a potential strategic transaction or the ultimate value its stockholders receive in any such transaction.
Cara is substantially dependent on its remaining employees to facilitate the consummation of the Merger.
Cara’s ability to consummate a strategic transaction depends upon its ability to retain its employees required to consummate such a transaction, the loss of whose services may adversely impact the ability to consummate such transaction. In January 2024 and June 2024, Cara implemented reductions in force that significantly reduced its workforce in order to conserve its capital resources. As of December 31, 2024, Cara had only ten full-time employees. Cara’s ability to successfully complete the merger depends in large part on Cara’s ability to retain certain remaining personnel. Despite Cara’s efforts to retain these employees, one or more may terminate their employment with Cara on short notice. Cara’s cash conservation activities may yield other unintended consequences, such as attrition beyond its planned reduction in workforce and reduced employee morale, which may cause remaining employees to seek alternative employment. The loss of the services of certain employees could potentially harm Cara’s ability to consummate the merger, to run Cara’s day-to-day business operations and to fulfill Cara’s reporting obligations as a public company.
Cara may not be successful in completing the Merger, and any strategic transactions that it may consummate in the future could have negative consequences.
There can be no assurance that Cara will be able to successfully consummate the Merger or that the Merger will be completed on attractive terms, within the anticipated timing, or at all. The process of continuing to evaluate these strategic options may be very costly, time-consuming and complex and Cara has incurred, and may in the future incur, significant costs related to this continued evaluation, such as legal and accounting fees and expenses and other related charges. Cara may also incur additional unanticipated expenses in connection with this process. A considerable portion of these costs will be incurred regardless of whether any such course of action is implemented or transaction is completed. Any such expenses will decrease the remaining cash available for use in its business.
In addition, any strategic business combination or other transactions that Cara may consummate in the future could have a variety of negative consequences and Cara may implement a course of action or consummate a transaction that yields unexpected results that adversely affects its business and decreases the remaining cash available for use in its business or the execution of its strategic plan. There can be no assurances that any particular course of action, business arrangement or transaction, or series of transactions, will be pursued, successfully consummated, lead to increased stockholder value or achieve the anticipated results. Any potential transaction would be dependent on a number of factors that may be beyond its control, including, among other things, market conditions, industry trends, the interest of third parties in a potential transaction with Cara, obtaining stockholder approval and the availability of financing to third parties in a potential transaction with Cara on reasonable terms. Any failure of such a potential transaction to achieve the anticipated results could significantly impair Cara’s ability to enter into any future strategic transactions and may significantly diminish or delay any future distributions to its stockholders.
If Cara is not successful in setting forth a new strategic path for Cara, or if its plans are not executed in a timely fashion, this may cause reputational harm with Cara’s stockholders and the value of its securities may be adversely impacted. In addition, speculation regarding any developments related to the review of strategic alternatives and perceived uncertainties related to the future of Cara could cause its stock price to fluctuate significantly.
If Cara is successful in completing the Merger, it may be exposed to other operational and financial risks.
Although there can be no assurance that the Merger will be completed, the negotiation and consummation of the Merger has required and will continue to require significant time on the part of its management, and the diversion of management’s attention may disrupt its business. The negotiation and consummation of the Merger may also require more time or greater cash resources than Cara anticipates and exposes Cara to other operational and financial risks, including:
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increased near-term and long-term expenditures;

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exposure to unknown liabilities;

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higher than expected acquisition or integration costs;

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incurrence of substantial debt or dilutive issuances of equity securities to fund future operations;

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write-downs of assets or goodwill or incurrence of non-recurring, impairment or other charges;

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increased amortization expenses;

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difficulty and cost in combining the operations and personnel of any acquired business with its operations and personnel;

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impairment of relationships with key suppliers or customers of any acquired business due to changes in management and ownership;

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inability to retain key employees of Cara or any acquired business; and

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possibility of future litigation.

Any of the foregoing risks could have a material adverse effect on Cara’s business, financial condition and prospects.
Cara’s corporate restructuring and the associated reduction in workforce may not result in anticipated savings, could result in total costs and expenses that are greater than expected and could disrupt its business.
In January 2024 and June 2024, Cara implemented reductions in force that significantly reduced its workforce in order to conserve its capital resources. Cara may not realize, in full or in part, the anticipated benefits, savings and improvements in its cost structure from its restructuring efforts due to unforeseen difficulties, delays or unexpected costs. If Cara is unable to realize the expected operational efficiencies and cost savings from the restructuring, its operating results and financial condition will be adversely affected.

Furthermore, its restructuring plan may be disruptive to its operations. For example, Cara’s headcount reductions could yield unanticipated consequences, such as increased difficulties in implementing its business strategy, including retention of its remaining employees. Employee litigation related to the headcount reduction could be costly and prevent management from fully concentrating on the business. Any future growth of Cara’s business would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Due to its limited resources, Cara may not be able to effectively manage its operations or recruit and retain qualified personnel, which may result in weaknesses in its infrastructure and operations, risks that Cara may not be able to comply with legal and regulatory requirements, loss of employees and reduced productivity among remaining employees.
The impact and results of Cara’s ongoing strategic process are uncertain and may not be successful.
The Cara Board remains dedicated to diligent deliberations and the making of informed decisions that the directors believe are in the best interests of Cara and its stockholders. There can be no assurance, however, that Cara’s current strategic direction, or the Cara’s Board’s evaluation of strategic alternatives, will result in any initiatives, agreements, transactions or plans that will further enhance stockholder value. In addition, given the substantial restructuring of Cara’s operations over the past several years, it may be difficult to evaluate its current business and future prospects on the basis of historical operating performance.
Risks Related to Cara’s Financial Condition and Capital Requirements
Cara has incurred significant losses from Cara’s inception, and Cara anticipates that it may incur losses in the foreseeable future.
Cara is a biopharmaceutical company. Until recently, Cara had focused its efforts primarily on developing KORSUVA injection, Kapruvia and oral difelikefalin for a number of indications with the goal of achieving regulatory approval and, more recently, commercializing KORSUVA injection and Kapruvia. However, the commercial launches of KORSUVA injection and Kapruvia did not achieve meaningful success and, in January 2024, Cara made the strategic decision to focus its efforts on developing oral difelikefalin for the treatment of pruritus associated with NP. In June 2024, Cara discontinued the clinical program in NP following the outcome from the dose-finding Part A of the KOURAGE-1 study evaluating the efficacy and safety of oral difelikefalin for moderate-to-severe pruritus in adult patients with NP in which oral difelikefalin did not demonstrate a meaningful clinical benefit at any dose compared to placebo. At that time, Cara announced it would conduct a comprehensive exploration of strategic alternatives focused on maximizing stockholder value and in December 2024 Cara announced its proposed merger with Tvardi. Since inception, Cara has incurred significant operating and net losses. Cara incurred net losses of $118.5 million, $85.5 million and $88.4 million for the years ended December 31, 2023, 2022 and 2021, respectively. Cara also incurred net losses of $12.5 million and $28.0 million for the three months ended September 30, 2024 and 2023, respectively, and $63.2 million and $86.2 million for the nine months ended September 30, 2024 and 2023, respectively. As of September 30, 2024, Cara had an accumulated deficit of $747.9 million. In connection with the termination of all ongoing clinical programs noted above, Cara’s research and development expenses have decreased. Cara expects to continue to incur costs and expenditures in connection with the merger process. There can be no assurance that the proposed merger with Tvardi, or any other course of action, business arrangement or transaction, or series of transactions, will be pursued, successfully consummated or lead to increased stockholder value. Further, if Cara does not obtain additional funding and/or if a strategic transaction is not completed and Cara is unable to continue as a going concern, Cara may have to liquidate its assets and the values Cara receives for the assets in liquidation or dissolution could be significantly lower than the values reflected in Cara’s consolidated financial statements.
Should Cara resume development activities in the future, Cara expects that research and development costs would increase significantly and Cara would continue to incur significant expenses and operating and net losses, as Cara develops and seeks regulatory approval for such product candidates.
Cara’s financial results may fluctuate significantly from year to year, depending on whether Cara resumes development of its product candidate or any future product candidates, the timing of any clinical trials, the receipt of payments under any future agreements Cara may enter into, and its expenditures on other R&D activities as well as any payments owed under the License Agreement with Enteris and any future similar agreements.
Should Cara resume development activities in the future, Cara expects it would continue to incur significant losses for the foreseeable future as it:
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continues the development of any product candidate;

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seeks regulatory approvals for any product candidate that successfully completes clinical trials;

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establishes a sales, marketing and distribution infrastructure in the United States and scales up external manufacturing capabilities to commercialize any products for which Cara may obtain regulatory approval;

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maintains, expands and protects its global intellectual property portfolio;

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hires additional clinical, quality control and scientific personnel; and

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adds operational, financial and management information systems and personnel, including personnel to support Cara’s drug development and potential future commercialization efforts.

Revenues from KORSUVA injection will not be sufficient to enable Cara to reach profitability. To become and remain profitable from product sales, Cara must succeed in developing and eventually commercializing one or more products that generate significant revenue. In order to commercialize any product candidate, Cara will need to be successful in a range of challenging activities, including, should Cara resume the development of its product candidate or any future product candidate, successful registration of oral difelikefalin, discovering, developing, licensing or acquiring additional product candidates and completing preclinical testing and clinical trials for those product candidates, potentially entering into collaboration and license agreements, obtaining regulatory approval for product candidates and manufacturing, marketing and selling approved products and product candidates for which Cara may obtain regulatory approval. Cara may never succeed in these activities and, even if Cara does, may never achieve profitability.
Because of the numerous risks and uncertainties associated with pharmaceutical product development, Cara is unable to accurately predict the timing or amount of increased expenses or when, or if, should Cara resume development activities in the future, Cara will be able to achieve profitability. If Cara is required by the FDA or foreign regulatory authorities, to perform studies in addition to those expected, or if there are any delays in completing Cara’s clinical trials or the development of Cara’s product candidate, Cara’s expenses could increase.
Even if Cara does achieve profitability from product sales, Cara may not be able to sustain or increase profitability on a quarterly or annual basis. Cara’s failure to become and remain profitable would depress the value of the company and could impair Cara’s ability to raise capital, expand its business, should Cara resume the development of its product candidate or any future product candidate, maintain its R&D efforts and diversify its product offerings, or even continue its operations. A decline in the value of the company could also cause you to lose all or part of your investment.
If Cara decides to resume development of Cara’s product candidate or any future product candidate, Cara will need additional funding and may be unable to raise capital when needed, which would force Cara to delay, reduce or eliminate its product development programs.
Conducting clinical trials, pursuing regulatory approvals, establishing outsourced manufacturing relationships, and successfully manufacturing and commercializing products and product candidates is expensive. If Cara resumes development of its product candidate or any future product candidate, Cara will need to raise additional capital to resume the development of oral difelikefalin and potentially in-license or acquire other product candidates.
In January 2024, Cara announced a prioritization of its pipeline to focus its resources on its late-stage clinical program evaluating oral difelikefalin in chronic pruritus associated with NP and terminate Cara’s Phase 3 clinical program evaluating oral difelikefalin in pruritus associated with advanced chronic kidney disease, including its KICK 1 and KICK 2 Phase 3 clinical trials. As part of this strategic update, in the first quarter of 2024, Cara reduced its global workforce by approximately 50%. In June 2024, Cara discontinued the clinical program in NP following the outcome from the dose-finding Part A of the KOURAGE-1 study evaluating the efficacy and safety of oral difelikefalin for moderate-to-severe pruritus in adult patients with NP in which oral difelikefalin did not demonstrate a meaningful clinical benefit at any dose compared to placebo. Following the discontinuation of the clinical program in NP, Cara announced that it was undertaking a comprehensive exploration of strategic alternatives focused on maximizing stockholder value. In connection with its streamlined operating plan, Cara further reduced its headcount by approximately 70%. Cara has incurred, and expects to continue to incur, significant costs in connection with this process.
After taking into account the discontinuation of Cara’s clinical development programs, reduction in workforce and comprehensive exploration of strategic alternatives, Cara expects that its current unrestricted cash and cash equivalents and available-for-sale marketable securities will be sufficient to fund its currently anticipated operating plan for at least the next 12 months. In connection with the termination of all ongoing clinical programs, Cara’s research and development expenses have decreased. Should Cara resume development activities in the future, Cara expects that research and development costs would increase significantly. It is possible that the assumptions upon which Cara has based this estimate may prove to be wrong, and Cara could use its capital resources sooner than it presently expects.
Cara’s future funding requirements will depend on many factors, including, but not limited to:
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the discontinuation of its clinical program for oral difelikefalin for chronic pruritus associated with NP;

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the exploration of strategic alternatives to maximize shareholder value, including whether Cara is able to implement any potential strategic alternatives, in a timely manner or at all, whether Cara realizes all or any anticipated benefits of any such transaction and whether any such transactions would generate value for stockholders;

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should Cara resume development activities in the future, the rate of progress and costs related development of and any trials for product candidates;

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should Cara resume development activities in the future, the rate of progress and costs for any product candidates that Cara may in-license or acquire in the future;

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the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights associated with any product candidate, including any such costs Cara may be required to expend if Cara’s licensors are unwilling or unable to do so;

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the effect of competing technological and market developments; and

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the terms and timing of any collaborative, licensing, co-promotion or other arrangements that Cara may establish.

Future capital requirements will also depend on the extent to which Cara acquires or invests in additional complementary businesses, products and technologies. Until Cara can generate a sufficient amount of product revenue, if ever, Cara may seek to finance future cash needs through public or private equity offerings, debt financings, milestone and royalty payments from corporate collaboration and licensing arrangements, as well as through interest income earned on cash and investment balances. Cara cannot be certain that additional funding will be available on acceptable terms, or at all, and Cara’s ability to raise additional capital may be adversely impacted by potential worsening global economic conditions, including fluctuations in inflation and interest rates, the continuing disruptions to and volatility in the credit and financial markets in the United States and worldwide, including resulting from the ongoing conflicts between Russia and the Ukraine, conflicts in the Middle East, and increasing tensions between China and Taiwan.

Risks Related to Cara’s Business and the Development and Commercialization of Its Product and Potential Product Candidates
Should Cara resume development of its product candidate or future product candidates, if Cara is unable to successfully complete clinical development, obtain regulatory approvals and commercialize its product candidate or future product candidates, or experience significant delays in doing so, its business will be materially harmed.
Should Cara resume development of its product candidate or any future product candidates, its business will depend on the successful development, regulatory approval, and commercialization of such product candidates. In January 2024, Cara announced a prioritization of its pipeline to focus its resources on its late-stage clinical program evaluating oral difelikefalin in chronic pruritus associated with NP and terminate its Phase 3 clinical program evaluating oral difelikefalin in pruritus associated with advanced chronic kidney disease, including the KICK 1 and KICK 2 Phase 3 clinical trials. In June 2024, Cara discontinued the clinical program in NP following the outcome from the dose-finding Part A of the KOURAGE-1 study evaluating the efficacy and safety of oral difelikefalin for moderate-to-severe pruritus in adult patients with NP in which oral difelikefalin did not demonstrate a meaningful clinical benefit at any dose compared to placebo. Should Cara resume development activities in the future, Cara cannot be certain that any such product candidates will be successful in clinical trials or receive regulatory approval. Regulatory authorities may interpret Cara’s data differently than Cara does. Cara is not permitted to market or promote any of its product candidates before it receives regulatory approval from the FDA or comparable foreign regulatory authorities, and, should Cara resume development activities in the future it may never receive such regulatory approval for oral difelikefalin or any future product candidates.
Should Cara resume development of its product candidate or any future product candidates, the success of such product candidates will depend on many factors, including but not limited to:
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successful enrollment in, and completion of, clinical trials, as well as completion of preclinical studies;

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favorable efficacy and acceptable safety data from Cara’s clinical trials and other studies;

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receipt of additional regulatory approvals;

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managing Cara’s reliance on sole-source third parties such as its third-party vendors, suppliers, and manufacturers;

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the performance by CROs or other third parties and consultants Cara may retain of their duties to Cara in a manner that complies with its protocols and applicable laws and that protects the integrity of the resulting data;

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obtaining and maintaining patent, trade secret and other intellectual property protection and regulatory exclusivity;

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ensuring Cara does not infringe, misappropriate or otherwise violate the valid patent, trade secret or other intellectual property rights of third parties;

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successfully launching, either alone or with a commercial partner, any product candidate for which regulatory approval is received;

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obtaining and maintaining favorable reimbursement from third-party payers and governments for products and product candidates;

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competition with other products;

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post-marketing commitments, if any, to regulatory agencies following regulatory approval of any product candidate;

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continued acceptable safety profile following regulatory approval; and

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manufacturing or obtaining sufficient supplies of Cara’s products and any product candidate that may be necessary for use in clinical trials for evaluation of any product candidate and commercialization of any approved product.

If Cara does not achieve and maintain one or more of these factors in a timely manner or at all, Cara could experience significant delays in its ability to, or be unable to obtain regulatory approvals for, and/or to successfully commercialize any products or product candidates, should Cara resume development of its product candidate or any future product candidate, which would materially harm Cara’s business and Cara may not be able to generate sufficient revenues and cash flows to continue its operations.
Clinical and preclinical drug development involves a lengthy and expensive process with uncertain timelines and outcomes, and the results of preclinical studies and early clinical trials are not necessarily predictive of future results. Should Cara resume development of its product candidate or any potential future product candidate, such product candidate may not achieve favorable results in clinical trials or preclinical studies or receive regulatory approval on a timely basis, if at all.
Drug development is expensive and can take many years to complete, and its outcome is inherently uncertain. Should Cara resume development of its product candidate or any future product candidate, Cara cannot guarantee that any clinical trials or preclinical studies will be conducted as planned, including whether Cara is able to meet expected timeframes for data readouts, or complete on schedule, if at all, and failure can occur at any time during the trial or study process, including due to factors that are beyond Cara’s control.
Should Cara resume development activities in the future, the results from preclinical studies or clinical trials of oral difelikefalin, any potential future product candidates, or a competitor’s product candidate in the same class may not predict the results of later clinical trials, and interim, topline or preliminary results of a clinical trial are not necessarily indicative of final results. Oral difelikefalin or any future product candidate in later stages of clinical trials may fail to show the desired characteristics despite having progressed through preclinical studies and initial clinical trials. It is not uncommon to observe results in clinical trials that are unexpected based on preclinical studies and early clinical trials, and many product candidates fail in clinical trials despite very promising early results. For example, in December 2023, Cara announced the outcome from the dose-finding Part A of the KIND 1 study evaluating the efficacy and safety of oral difelikefalin in moderate-to-severe pruritus associated with atopic dermatitis as an adjunct to topical corticosteroids. In the study, oral difelikefalin did not demonstrate a meaningful clinical benefit, which resulted in Cara’s decision to discontinue the clinical program in atopic dermatitis. Further, in June 2024, Cara discontinued the clinical program in NP following the outcome from the dose-finding Part A of the KOURAGE-1 study evaluating the efficacy and safety of oral difelikefalin for moderate-to-severe pruritus in adult patients with NP in which oral difelikefalin did not demonstrate a meaningful clinical benefit at any dose compared to placebo.
Moreover, preclinical and clinical data may be susceptible to varying interpretations and analyses. A number of companies in the biopharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies. Such setbacks have occurred and may occur for many reasons, including, but not limited to: clinical sites and investigators may deviate from clinical trial protocols, whether due to lack of training or otherwise, and Cara may fail to detect any such deviations in a timely manner; patients may fail to adhere to any required clinical trial procedures, including any requirements for post-treatment follow-up; product candidates may fail to demonstrate safety, potency (or efficacy) in certain patient subpopulations, which has not been observed in earlier trials due to limited sample size, lack of analysis or otherwise; or, should Cara resume development of its product candidate or any future product candidate, its clinical trials may not adequately represent the patient populations Cara intend to treat, whether due to limitations in Cara’s trial designs or otherwise, such as where one patient subgroup is overrepresented in the clinical trial. There can be no assurance that Cara will not suffer similar setbacks despite the data Cara may observe in earlier studies. Based upon negative or inconclusive results, Cara or any current or any future collaborator may decide, or regulators may require, Cara to conduct additional preclinical studies or clinical trials, which would cause Cara to incur additional operating expenses and delays and may not be sufficient to support regulatory approval on a timely basis or at all.
As a result, Cara cannot be certain that, should Cara resume development of its product candidate or any future product candidate, any clinical trials or preclinical studies will be successful. Any safety concerns observed in any clinical trials, should Cara resume development of its product candidate or any future product candidate, could limit the prospects for regulatory approval of such product candidate, which could have a material adverse effect on Cara business, financial condition, results of operations and prospects.
Should Cara resume development of its product candidate or any future product candidate, if Cara experiences delays or difficulties in the enrollment of patients in clinical trials, Cara’s receipt of necessary regulatory approvals could be delayed or prevented.
Should Cara resume development of Cara’s product candidate or any future product candidate, Cara may not be able to initiate or continue conducting clinical trials for any such product candidate if Cara is unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside the United States. Cara’s competitors may have ongoing clinical trials for product candidates that treat the same indications as its future product candidates, should Cara resume development activities in the future, and patients who would otherwise be eligible for Cara’s clinical trials may instead enroll in clinical trials of its competitors’ product candidates. Patient enrollment is affected by other factors including:
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the size and nature of the patient population;

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the severity of the disease under investigation;

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the eligibility criteria for, and design of, the trial in question;

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the perceived risks and benefits of the product candidate under study;

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competition in recruiting and enrolling patients in clinical trials;

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the efforts to facilitate timely enrollment in clinical trials;

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the patient referral practices of physicians;

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the ability to monitor patients adequately during and after treatment;

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the proximity and availability of clinical trial sites for prospective patients; and

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delays or difficulties due to public health crises, such as pandemics or other similar outbreaks.

For example, Cara experienced a delay in patient enrollment for its Phase 2 clinical trial of oral difelikefalin for the treatment of pruritus in patients with hepatic impairment due to primary biliary cholangitis that led to Cara’s decision to discontinue and unblind this trial. Should Cara resume development of its product candidate or any future product candidate, Cara could in the future experience similar delays in programs for such product candidates.
Should Cara resume development of its product candidate or any future product candidate, Cara’s inability to enroll a sufficient number of patients for Cara’s clinical trials would result in significant delays and could require Cara to abandon one or more clinical trials altogether. Cara may encounter difficulties and/or delays in completing any future enrollments, should Cara resume development activities in the future. Enrollment delays in Cara’s clinical trials may result in increased development costs for Cara’s product candidate, or the inability to complete development of its product candidate, which would cause the value of Cara to decline, limit Cara’s ability to obtain additional financing, and materially impair Cara’s ability to generate revenues.
Should Cara resume development of its product candidate or any future product candidate, Cara expects to continue to rely on third parties to conduct its preclinical studies and clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.
Should Cara resume development of its product candidate or any future product candidate, Cara expects to continue to rely on third parties, such as CROs, clinical data management organizations, medical institutions and clinical investigators, to conduct its preclinical studies and clinical trials. Any agreements Cara may enter into might terminate for a variety of reasons, including a failure to perform by the third parties. If Cara needs to enter into alternative arrangements that would delay its product development activities, should Cara resume development of its product candidate or any future product candidate, and adversely affect its business.

Cara’s reliance on these third parties for development activities will reduce its control over these activities. Nevertheless, Cara is responsible for ensuring that each of its studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and its reliance on the CROs does not relieve Cara of its regulatory responsibilities. For example, should Cara resume development activities in the future, Cara will remain responsible for ensuring that each of its clinical trials is conducted in accordance with the general investigational plan and protocols for the trial and for ensuring that Cara’s preclinical trials are conducted in accordance with FDA’s good laboratory practice (GLP), as appropriate. Moreover, the FDA and comparable foreign regulatory authorities require Cara to comply with standards, commonly referred to as good clinical practices (GCPs), for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Regulatory authorities enforce these requirements through periodic inspections of trial sponsors, clinical investigators and trial sites. If Cara or any of its CROs fail to comply with applicable GCPs, the clinical data generated in Cara’s clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require Cara to perform additional clinical trials before approving its marketing applications. Cara cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of Cara’s clinical trials complies with GCP regulations. In addition, Cara’s clinical trials must be conducted with product produced, under current good manufacturing practices (cGMP), regulations. Cara’s failure to comply with these regulations should Cara resume development activities in the future, may require Cara to repeat clinical trials, which would delay the regulatory approval process. Cara also is required to register certain clinical trials and post the results of certain completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within specified timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.
Should Cara resume development activities in the future, CROs Cara engages may also have relationships with other entities, some of which may be Cara’s competitors. In addition, Cara’s CROs would not be its employees, and except for remedies available to Cara under its agreements with such CROs, Cara would not be able to control whether or not they devote sufficient time and resources to its clinical, non-clinical and preclinical programs. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct any future preclinical studies or clinical trials in accordance with regulatory requirements or Cara’s stated protocols, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to any future clinical protocols, regulatory requirements or for other reasons, Cara’s clinical trials, should Cara resume development activities in the future, may be extended, delayed or terminated and Cara may not be able to obtain, or may be delayed in obtaining, marketing approvals for any such product candidate and will not be able to, or may be delayed in its efforts to, successfully commercialize its products and product candidates. As a result, Cara’s results of operations and the commercial prospects for Cara’s products and product candidates would be harmed, Cara’s costs could increase and its ability to generate revenues could be delayed.
If any of Cara’s relationships with a third-party CRO that Cara engages terminates, Cara may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays could occur, which could compromise Cara’s ability to meet its desired development timelines. Though Cara carefully manages its relationships with its CROs, should Cara resume development activities in the future, there can be no assurance that Cara will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on Cara’s business, financial condition and prospects.
Should Cara resume development of its product candidate or any future product candidate, manufacturers upon whom Cara may rely could fail to produce a product candidate in the volumes that Cara may require on a timely basis, or to comply with stringent regulations applicable to pharmaceutical drug manufacturers, and Cara could face delays in the development of a product candidate.
Should Cara resume development of its product candidate or any future product candidate, Cara expects to continue to rely on third parties for the manufacture of any such product candidate for preclinical and clinical testing. If Cara were to experience an unexpected loss of supply of a product candidate for any reason, whether as a result of manufacturing, supply or storage issues or otherwise, Cara could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any clinical studies.

Should Cara resume development of its product candidate or any future product candidate, any problems or delays Cara experiences in preparing for commercial-scale manufacturing of a product or product candidate may result in a delay in FDA approval of the product or product candidate or may impair Cara’s ability to manufacture commercial quantities, which would adversely affect Cara’s business. For example, Cara’s manufacturers would need to produce specific batches of a product or product candidate to demonstrate acceptable stability under various conditions and for commercially viable lengths of time. Cara and its contract manufacturers would need to demonstrate to the FDA and other regulatory authorities acceptable stability data for any product candidate, as well as validate methods and manufacturing processes, in order to receive and maintain regulatory approval to commercialize any approved product candidates. Furthermore, if Cara’s commercial manufacturers fail to deliver the required commercial quantities of bulk drug substance or finished product on a timely basis and at commercially reasonable prices, Cara would likely be unable to meet demand for its product and Cara would lose potential revenues.
The manufacture of pharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of pharmaceutical products often encounter difficulties in production, particularly in scaling up initial production. These problems include difficulties with production costs and yields, quality control, including stability of the products and product candidates and quality assurance testing, shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Manufacturers that Cara engages may not perform as agreed. If manufacturers Cara engages were to encounter any of these difficulties, Cara’s ability to provide products for commercialization and product candidates to patients in any future clinical trials, should Cara resume development activities in the future, would be jeopardized. This could, among other things, lead to increased costs, lost revenue, damage to customer relationships, time and expense spent investigating the cause and, depending on the cause, similar losses with respect to other batches or products. If problems are not discovered before the product is released to the market, recall and product liability costs may also be incurred.
Further, should Cara resume development of its product candidate or any future product candidate, Cara may rely on proprietary technology developed by contract manufacturers for purposes of manufacturing certain of its products and product candidates and Cara’s failure to negotiate or maintain the long-term use of any such proprietary technology or the inability for its contract manufacturers to produce any products and product candidates or components of any products and product candidates in the volumes that Cara requires on a timely basis, may lead to delays or interruptions in the regulatory approval or commercialization process, as well as increased costs. For example, in August 2019, Cara entered into the Enteris License Agreement and intended to use Enteris’s Peptelligence® technology to develop, manufacture and commercialize oral difelikefalin. In light of Cara’s decision to discontinue the development of oral difelikefalin, it is possible that the Enteris License Agreement will be terminated. If Cara decides to resume development of oral difelikefalin in the future, if the Enteris License Agreement has been terminated or, for any other reason, Cara experiences any interruptions in the manufacture, delivery or scale-up of the Enteris formulation technology, Cara may experience delays in the development and commercialization of oral difelikefalin. Further, if Cara is unable to maintain its relationship with Enteris, Cara may be forced to reformulate oral difelikefalin which could significantly delay commercializing oral difelikefalin and require Cara to incur additional costs in connection with such reformulation and potentially needed to seek additional approvals from the FDA. The operations of Cara’s third-party manufacturers have been and, should Cara resume development of its product candidate or any future product candidate, may in the future be constrained or disrupted and their operating capacity may be reduced by public health crises, such as pandemics or other similar outbreaks, which could negatively impact Cara’s clinical development and commercialization timelines.
In addition, should Cara resume development of its product candidate or any future product candidate, any manufacturers must comply with cGMP requirements enforced by the FDA through its facilities inspection program. These requirements include quality control, quality assurance and the maintenance of records and documentation. Manufacturers of Cara’s products and product candidates may be unable to comply with these cGMP requirements and with other FDA, state and foreign regulatory requirements. If Cara’s contract manufacturers cannot successfully manufacture material that conforms to Cara’s specifications and the strict regulatory requirements of the FDA or other regulatory authorities, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, regulatory agencies subject an approved product, its manufacturer and the manufacturer’s facilities to continual review and inspections, including periodic unannounced inspections. The subsequent discovery of previously unknown problems with Cara’s current or any future approved products, including adverse events of unanticipated severity or frequency, or problems with the facilities where Cara’s current or any future approved products are manufactured, may result in restrictions on the marketing of Cara’s current or any such future approved products, up to and including withdrawal of the affected product from the market. Cara has little control over its manufacturers’ compliance with these regulations and standards. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of its products and product candidate or if it withdraws any such approval in the future, Cara may need to find alternative manufacturing facilities, which would significantly impact Cara’s ability to develop, obtain regulatory approval for or market its products and any product candidate, should Cara resume development of its product candidate or any future product candidate, if approved. A failure to comply with these requirements may result in fines and civil penalties, suspension of production, suspension, delay or denial of product approval, product seizure or recall, or withdrawal of product approval. If the safety of any quantities supplied is compromised due to Cara’s manufacturers’ failure to adhere to applicable laws or for other reasons, Cara may not be able to obtain regulatory approval for or successfully commercialize its products and any potential future product candidates.
Should Cara resume development of its product candidate or any future product candidate, even if Cara obtains regulatory approvals for such product candidate, they may never be successfully launched or become profitable, in which case Cara’s business, prospects, operating results and financial condition may be materially harmed.
In order to successfully launch a product and have it become profitable, should Cara resume development of its product candidate or any future product candidate, Cara anticipates that it will have to dedicate substantial time and resources. Cara’s ability to generate revenues from any commercialized products will depend on a number of factors, including, but not limited to:
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achievement of broad market acceptance and coverage by government and third-party payers for Cara’s product;

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Cara’s or Cara’s partners’ effectiveness in marketing and selling Cara’s product;

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Cara’s ability to have manufactured commercial quantities of its product at acceptable cost levels and in compliance with regulatory requirements;

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Cara’s ability to maintain a cost-efficient organization and, to the extent Cara seeks to do so, to collaborate successfully with additional third parties;

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Cara’s ability to expand and maintain intellectual property protection for its product successfully;

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the efficacy and safety of Cara’s product; and

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Cara’s ability to comply with regulatory requirements, which are subject to change.

Because of the numerous risks and uncertainties associated with Cara’s commercialization efforts, Cara may not be able to achieve profitability. For example, Cara previously successfully developed KORSUVA injection through regulatory approval, for the treatment of moderate-to-severe pruritus associated with chronic kidney disease in adults undergoing hemodialysis. However, this product failed to achieve meaningful commercial success.
Even if Cara does achieve profitability, Cara may not be able to sustain or increase profitability on a quarterly or annual basis. A failure to become and remain profitable would depress the value of the company and could impair Cara’s ability to raise capital, expand its business, diversify its product offerings or continue its operations. A decline in the value of the company could also cause you to lose all or part of your investment.
If Cara or its collaborators are unable to establish effective marketing and sales capabilities, or if Cara is unable to enter into or maintain agreements with third parties to market and sell its product and, should Cara resume development of its product candidate or any future product candidate, any product candidate, if they are approved, Cara may be unable to generate product revenues.
Cara currently does not have an internal commercial infrastructure for the marketing, sale, and distribution of pharmaceutical products. Should Cara resume development of its product candidate or any future product candidate, in order to commercialize any such product candidate (if approved) in the United States, Cara will need to build its marketing, sales and distribution capabilities. Cara has no prior experience in the marketing, sale and distribution of pharmaceutical products, and there are significant risks involved in the building and managing of a commercial infrastructure to the extent Cara chooses to do so in the future. The establishment and development of Cara’s own sales force and related plans to market any products in the United States Cara may develop will be expensive and time-consuming and could delay any product launch, and Cara may not be able to successfully develop this capability. Should Cara resume development activities in the future, if oral difelikefalin or any future product candidate is approved for marketing outside of the United States, Cara intends to make and maintain arrangements with third parties to perform these services.
Cara, or its partners or collaborators, will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train, manage and retain marketing and sales personnel. In the event that Cara or its partners or collaborators are unable to develop a marketing and sales infrastructure, Cara may not be able to commercialize any potential future product candidate, which would limit Cara’s ability to generate product revenues. Factors that may inhibit Cara’s or Cara’s partners’ or collaborators’ efforts to commercialize any potential future product candidate, if approved, include:
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inability to recruit, train, manage and retain adequate numbers of effective sales and marketing personnel;

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inability of sales personnel to obtain access to physicians and other providers or educate adequate numbers of physicians and other providers on the benefits of prescribing the product;

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inability to effectively oversee a geographically dispersed sales and marketing team;

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the lack of complementary products to be offered by sales personnel, which may put Cara at a competitive disadvantage relative to companies with more extensive product lines; and

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unforeseen costs and expenses associated with creating an independent sales and marketing organization.

Cara’s or Cara’s partners’ or collaborators’ sales force and marketing teams may not be successful in commercializing any approved product candidate that may receive regulatory approval. For example, Cara previously partnered with CSL Vifor for the commercialization of KORSUVA injection, but that product has not achieved meaningful commercial success.
In the event that Cara is unable to successfully collaborate with a third-party marketing and sales organization to commercialize any approved product candidate outside the United States, Cara’s ability to generate product revenues may be limited. To the extent that Cara relies on third parties to commercialize products for which Cara obtains regulatory approval, Cara may receive less revenues than if Cara commercialized these products itself. In addition, Cara would have less control over the sales efforts of any other third parties involved in Cara’s commercialization efforts.
Cara faces significant competition from other pharmaceutical and biotechnology companies, academic institutions, government agencies and other research organizations. Cara’s operating results will suffer if it fails to compete effectively.
The development and commercialization of new drug products is highly competitive. Cara faces competition with respect to its current product, KORSUVA injection and, should Cara resume development of its product candidate or any future product candidate, Cara will face competition with respect to any product candidates that it may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of pruritus. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

Among the companies that currently market or are developing therapies in the pruritus space that, if approved, Cara’s oral difelikefalin would potentially compete with include: Pfizer, AbbVie, Eli Lilly, Amgen, Regeneron, Leo Pharma, Galderma, Chugai, Incyte and others.
Cara’s commercial opportunity could be reduced or eliminated if its competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than Cara’s product or any future product candidates. Cara’s competitors also may obtain FDA or other regulatory approval for their products more rapidly than Cara may obtain approval for Cara’s, which could result in Cara’s competitors establishing a strong market position before Cara is able to enter the market. In addition, Cara’s ability to compete may be affected in many cases by insurers or other third-party payers seeking to encourage the use of generic products. Should Cara resume development of its product candidate or any future product candidate, generic products may be approved or used in clinical practice in some markets for the indication that such product candidate is intended to treat. Cara expects that any potential future product candidates, if approved, would be priced at a significant premium over competitive generic products, if any.
Many of the companies against which Cara is competing or against which Cara may compete in the future have significantly greater financial resources and expertise in R&D, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than Cara does. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of Cara’s competitors. Early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with Cara in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient recruitment for clinical trials, as well as in acquiring technologies complementary to, or necessary for, Cara’s programs.
Cara faces potential product liability exposure, and if successful claims are brought against Cara, Cara may incur substantial liability and, should Cara resume development of Cara’s product candidate or any future product candidate, may have to limit commercialization of a product candidate.
Cara faces an inherent risk of product liability lawsuits related to the sale of its products to, use of its products by, and testing of any product candidate in, seriously ill patients. For example, product liability claims might be brought against Cara by consumers, healthcare providers or others using, administering or selling its products. Cara may be sued if any product it develops allegedly causes injury or is found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. If Cara cannot successfully defend itself against these claims, Cara will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:
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loss of revenue from decreased demand for Cara’s products and/or any potential product candidate;

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impairment of Cara’s business reputation or financial stability;

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costs of related litigation;

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substantial monetary awards to patients or other claimants;

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diversion of management attention and scientific resources from Cara’s business operations;

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withdrawal of clinical trial participants and potential termination of clinical trial sites or entire clinical programs;

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the inability to successfully commercialize Cara’s products and/or any potential product candidate;

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significant negative media attention;

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initiation of investigations by regulators or increased regulatory scrutiny;

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product recalls, withdrawals or labeling, marketing or promotional restrictions; and

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the inability to commercialize any potential product candidate.

Should Cara resume development of its product candidate or any future product candidate, for any product candidate that is approved for commercial sale, Cara will be highly dependent upon healthcare provider and patient perceptions of Cara and the safety and quality of Cara’s products. Cara could be adversely affected if it is subject to negative publicity. Cara could also be adversely affected if any of its products or any similar products distributed by other companies prove to be, or are asserted to be, harmful to patients. Because of Cara’s dependence upon consumer perceptions, any adverse publicity associated with illness or other adverse effects resulting from patients’ use or misuse of Cara’s products or any similar products distributed by other companies could have a material adverse impact on Cara’s financial condition or results of operations.
Cara has obtained limited product liability insurance coverage for its products and its clinical trials with a $15.0 million annual aggregate coverage limit in the United States and various other coverage limits outside of the United States. However, Cara’s insurance coverage may not reimburse it or may not be sufficient to reimburse it for any expenses or losses Cara may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, Cara may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect it against losses due to liability. Should Cara resume development of its product candidate or any future product candidate, Cara would attempt to expand its insurance coverage to include the sale of commercial products for such product candidate, but may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing, or at all. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against Cara could cause its stock price to fall and, if judgments exceed its insurance coverage, could decrease its cash and adversely affect its business.
Cara may expend its limited resources to pursue a particular product candidate or indication and fail to capitalize on its product candidate or indications that may be more profitable or for which there is a greater likelihood of success.
Because Cara has limited financial and managerial resources, it has focused on developing product candidates for specific indications that Cara believed to be most likely to succeed, in terms of both regulatory approval and commercialization. As a result, Cara may have foregone or delayed, or, should Cara resume development activities in the future, may in the future forgo or delay, pursuit of opportunities with other product candidates or for other indications that may prove to have greater commercial potential. For example, in 2023, Cara terminated the atopic dermatitis program as part of its strategy to focus on its advanced chronic kidney disease and NP programs. Further, in January 2024, Cara announced a prioritization of its pipeline to focus its resources on its late-stage clinical program evaluating oral difelikefalin in chronic pruritus associated with NP and terminated its Phase 3 clinical program evaluating oral difelikefalin in pruritus associated with advanced chronic kidney disease. In June 2024, Cara discontinued the clinical program in NP following the outcome from the dose-finding Part A of the KOURAGE-1 study evaluating the efficacy and safety of oral difelikefalin for moderate-to-severe pruritus in adult patients with NP in which oral difelikefalin did not demonstrate a meaningful clinical benefit at any dose compared to placebo. Cara’s resource allocation decisions may cause it to fail to capitalize on viable commercial products or profitable market opportunities. Should Cara resume development activities in the future, its spending on future R&D programs and product candidates for specific indications may not yield any commercially viable products. If Cara does not accurately evaluate the commercial potential or target market for a particular product candidate, Cara may relinquish valuable rights to that product candidate through collaboration, licensing, or other royalty arrangements in cases in which it would have been more advantageous for Cara to retain sole development and commercialization rights to such product candidate.
Cara’s future growth may depend on its ability to identify and develop products and, should Cara resume development activities in the future, if Cara does not successfully identify and develop product candidates or integrate them into its operations, Cara may have limited growth opportunities.
Should Cara resume development activities in the future, its business strategy may require that it develop a product that it believes is a strategic fit with its focus on pruritus therapeutics. However, these business activities may entail numerous operational and financial risks, including:
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difficulty or inability to secure financing to fund development activities for such development;

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disruption of Cara’s business and diversion of its management’s time and attention;

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higher than expected development costs;

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exposure to unknown liabilities;

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difficulty in managing multiple clinical trials; and

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inability to successfully develop new products or clinical failure.

Cara has limited resources to identify and execute the development of products. Moreover, Cara may devote resources to potential developments that are never completed, or Cara may fail to realize the anticipated benefits of such efforts. If Cara does not successfully develop and commercialize product candidates, Cara may not be able to obtain product revenues in future periods.
The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable. Should Cara resume development activities in the future, if Cara is not able to obtain, or if there are delays in obtaining, required additional regulatory approvals, Cara will not be able to commercialize any product candidates as expected, and Cara’s ability to generate revenue will be materially impaired.
The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. Should Cara resume development of its product candidate or any future product candidate, it is possible that none of such potential product candidates Cara may seek to develop in the future will ever obtain regulatory approval.
Product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by the EMA, and similar regulatory authorities in other countries. Should Cara resume development of its product candidate or any future product candidate, failure to obtain marketing approval for a product candidate will prevent Cara from commercializing that product candidate. Should Cara resume development activities in the future, Cara expects it would continue to rely on third-party CROs, other vendors, and consultants to assist Cara in filing and supporting the applications necessary to gain marketing approvals. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy for that indication. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities.
Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of any product candidates, should Cara resume development of its product candidate or any future product candidate, may not be predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Should Cara resume development activities in the future, future clinical trial results may not be successful. Cara may also experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent Cara’s ability to receive marketing approval or commercialize any product candidates, including:
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regulators or institutional review boards may not authorize Cara or its investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

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Cara may experience delays in reaching, or fail to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

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clinical trials of Cara’s product candidates may produce negative or inconclusive results, and Cara may decide, or regulators may require Cara, to conduct additional clinical trials or abandon product development programs;

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the number of patients required for clinical trials of any product candidate may be larger than Cara anticipates, enrollment in these clinical trials may be slower than Cara anticipates or participants may drop out of these clinical trials at a higher rate than Cara anticipates;

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Cara’s third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to Cara in a timely manner, or at all;

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Cara may have to suspend clinical trials, or terminate clinical trials of any potential product candidate for various reasons, including a finding that the participants are being exposed to unacceptable health risks;

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regulators or institutional review boards may require that Cara or its investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

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changes in marketing approval policies during the development period;

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changes in or the enactment of additional statutes or regulations;

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changes in regulatory review for each submitted product application;

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the cost of clinical trials of Cara’s product candidate may be greater than it anticipates;

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the supply or quality of Cara’s product candidate or other materials necessary to conduct clinical trials of any potential product candidate may be insufficient or inadequate; and

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any potential product candidate may have undesirable side effects or other unexpected characteristics, causing Cara or its investigators, regulators or institutional review boards to suspend or terminate the trials.

In addition, unfavorable changes in Cara’s industry or the global economy, including as a result of macroeconomic factors related to fluctuations in inflation and interest rates, political turmoil, or public health crises such as pandemics or other similar outbreaks, could contribute to some of the events listed above and, should Cara resume development activities in the future, further impact Cara’s ability to progress any future clinical trials, submit for marketing approval or commercialize any product candidates, if approved, as planned. Further, if and to the extent, global health concerns prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process any additional regulatory submissions Cara may make, which could affect Cara’s ability to obtain marketing approval for any potential product candidate.
Should Cara resume development of its product candidate or any future product candidate, if Cara is unable to successfully complete clinical trials of a product candidate or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, Cara may:
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be delayed in obtaining marketing approval for any potential product candidate;

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not obtain marketing approval at all;

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obtain approval for indications or patient populations that are not as broad as intended or desired;

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obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

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be subject to additional post-marketing testing requirements; or

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have the product removed from the market after obtaining marketing approval.

Furthermore, regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that Cara’s data is insufficient for approval and require additional preclinical, clinical or other studies, including with respect to third-party technology used in any potential product candidates. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. Any marketing approval Cara ultimately obtains may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.
Finally, even if Cara were to obtain approval, regulatory authorities may approve a product candidate for fewer or more limited indications than Cara requests, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of these scenarios could compromise the commercial prospects for a product candidate to assure safe use of the product candidate, either as a condition of product candidate approval or on the basis of new safety information.
Should Cara resume development activities in the future, if Cara experiences delays in obtaining approval, if Cara fails to obtain approval of a product candidate or if the label for a product candidate does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate, the commercial prospects for such product candidate may be harmed and Cara’s ability to generate revenues will be materially impaired.
Should Cara resume development of its product candidate or any future product candidate, such product candidate, if approved, could be subject to labeling and other restrictions and market withdrawal and Cara may be subject to penalties if it fails to comply with regulatory requirements or experiences unanticipated problems with its product.
Should Cara resume development of its product candidate or any future product candidate, even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including any requirement to implement a Risk Evaluation and Mitigation Strategies (REMS). If a product candidate receives marketing approval, the accompanying label may limit the approved use of Cara’s drug, which could limit sales of the product.
The FDA or other regulatory authorities may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product. The FDA and other regulatory authorities closely regulate the post-approval marketing and promotion of drugs to ensure drugs are marketed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA and other regulatory authorities impose stringent restrictions on manufacturers’ communications regarding off-label use and if Cara does not market its products for their approved indications, Cara may be subject to enforcement action for off-label marketing. Violations of the Federal Food, Drug, and Cosmetic Act or equivalent regulations outside the United States relating to the promotion of prescription drugs may lead to investigations alleging violations of federal and state health care fraud and abuse laws, as well as state consumer protection laws.
In addition, later discovery of previously unknown AEs or other problems with its products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:
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restrictions on the products, manufacturers, manufacturing facilities or manufacturing process;

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imposition of restrictions on operations, including costly new manufacturing requirements;

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restrictions on the labeling or marketing of a product;

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restrictions on product distribution or use;

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requirements to conduct post-marketing studies or clinical trials;

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warning letters;

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withdrawal of the products from the market;

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refusal to approve pending applications or supplements to approved applications that Cara submits;

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recall of products and publicity requirements;

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fines, restitution or disgorgement of profits or revenues;

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suspension or withdrawal of marketing or regulatory approvals;

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refusal to permit the import or export of Cara’s products;

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product seizure, detentions or import bans; or

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injunctions or the imposition of civil or criminal penalties.

The FDA’s or other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of any product candidates should Cara resume development of its product candidate or any future product candidate. If Cara is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Cara is not able to maintain regulatory compliance, Cara may lose any marketing approval that it may have obtained.
Regulatory approval is limited by the FDA and other regulatory authorities to those specific indications and conditions for which clinical safety and efficacy have been demonstrated, and Cara may be subject to fines, penalties or injunctions if Cara is determined to be promoting the use of its products for unapproved or “off-label” uses, resulting in damage to Cara’s reputation and business.
When the FDA or comparable foreign regulatory authorities issue regulatory approval for a product candidate, the regulatory approval is limited to those specific indications for which a product is approved. If Cara is not able to obtain FDA approval for any desired future indications for its products and product candidates, should Cara resume development of its product candidate or any future product candidate, Cara’s ability to effectively market and sell its products may be reduced and its business may be adversely affected.
While physicians may choose to prescribe drugs for uses that are not described in the product’s labeling and for uses that differ from those tested in clinical studies and approved by the regulatory authorities, Cara is prohibited from marketing and promoting the products for indications that are not specifically approved by the FDA or other regulatory authorities. These “off-label” uses are common across medical specialties and may constitute an appropriate treatment for some patients in varied circumstances. Regulatory authorities in the United States and other countries generally do not restrict or regulate the behavior of physicians in their choice of treatment within the practice of medicine. Regulatory authorities do, however, restrict communications by pharmaceutical companies on off-label use. If the FDA or other regulatory authorities determine that Cara or Cara’s commercial partners’ promotional activities constitute promotion of an off-label use, it could request that Cara modify its promotional materials. Further, off-label promotion could subject Cara to regulatory or enforcement actions by the FDA and other authorities, including issuance of warning letters or untitled letters, suspension or withdraw an approved product from the market, mandatory or voluntary recalls, civil fines, disgorgement of money, operating restrictions, additional reporting requirements and/or oversight if Cara becomes subject to a corporate integrity agreement or similar agreement, injunctions or criminal prosecution, any of which could significantly harm Cara’s business.
Should Cara resume development of its product candidate or any future product candidate, failure to obtain marketing approval in international jurisdictions would prevent a product candidate from being marketed abroad.
In order to market and sell products in the EU and many other jurisdictions, Cara or its collaborators or partners must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. Even if Cara obtains FDA approval of a product candidate, the regulatory approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. Cara or these third parties may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. However, the failure to obtain approval in one jurisdiction may compromise Cara or its collaborators’ or partners’ ability to obtain approval elsewhere. Cara or its collaborators or partners may not be able to file for marketing approvals and may not receive necessary approvals to commercialize its products in any market.
Cara’s agreements with HCR contain various covenants and other provisions, which, if violated, could materially adversely affect Cara’s financial condition.
During the fourth quarter of 2023, Cara, through Cara Royalty Sub, entered into the Original HCR Agreement with HCR, pursuant to which Cara Royalty Sub sold, or agreed to sell, to HCR the Royalties under the Covered License Agreements, in exchange for up to $40.0 million. Cara has retained all of its right, title and interest in, to and under the Covered License Agreements that relate to any non-intravenous formulation of difelikefalin.
Under the terms of the Original HCR Agreement, Cara received an initial payment of $17.5 million in November 2023. In December 2023, Cara received an additional $20.0 million less certain advisory fees, upon satisfying the milestone event for pricing for Kapruvia® (difelikefalin) in Germany being approved above a certain threshold amount per dose. The terms of the HCR Agreement also provide for an additional $2.5 million milestone payment to Cara Royalty Sub upon achievement of a 2024 sales milestone of KORSUVA in Japan, which was achieved in the fourth quarter of 2024.
On December 17, 2024, the Sellers, entered into the APA, with CSL Vifor, pursuant to which, at the consummation of the transaction, Sellers will sell to CSL Vifor and CSL Vifor will acquire from Sellers certain assets and rights for the development, manufacture and commercialization of difelikefalin as well as certain associated liabilities for a purchase price of $900,000 (subject to certain adjustments with respect to inventory). Pursuant to the APA, in connection with the consummation of the Asset Disposition, CSL Vifor and HCR have entered into a letter agreement with Cara providing that CSL Vifor and HCR will, subject to the satisfaction of conditions to closing under the APA, enter into an amended and restated purchase agreement to amend and replace the Original HCR Agreement. Upon entering into the amended and restated purchase agreement, effective as of the closing of the Asset Disposition: (i) CSL Vifor will be obligated to make certain payments to HCR from and after the date thereof relating to certain revenue and/or royalties from difelikefalin, (ii) each of the Contribution Agreement, the License Agreement and the Pledge Agreement (each as defined in the Original HCR Agreement) shall be terminated, and (iii) Sellers shall have no further payment or other obligations to HCR under the Original HCR Agreement. Additionally, pursuant to the APA, at the consummation of the Asset Disposition, Cara has agreed to pay CSL Vifor $3,000,000 to compensate CSL Vifor for the estimated incremental future expenses to be incurred by CSL Vifor as a result of the transfer of the assets to be acquired and the liabilities to be assumed by it in connection with the Asset Disposition.
The Asset Disposition is subject to certain conditions to closing, including either (i) the consummation of the Merger concurrently with the Asset Disposition or (ii) the receipt of the requisite stockholder approval needed to approve the Asset Disposition in the event that the Merger is terminated. The APA provides for certain termination rights of Sellers and CSL Vifor, including the right of either CSL Vifor or Cara to terminate the APA if (a) there is a permanent and nonappealable prohibition on the consummation of the Asset Disposition, (b) the Asset Disposition has not occurred by June 30, 2025 (which date shall be automatically extended in one-month increments until October 30, 2025 in certain instances if the Merger is not closed by June 30, 2025) or (c) if a meeting of Cara’s stockholders has been held for the stockholders to consider and vote upon the APA and the Asset Disposition and the stockholders have not voted in favor of adopting the APA and approving the Asset Disposition at such stockholder meeting. Either party may also terminate the APA if the other party breaches its obligations under the APA in certain instances and subject to customary cure protections. The APA contains representations, warranties, and covenants of the parties, including, among others, a covenant that requires (i) Sellers to operate their business in the ordinary course during the period between the execution of the APA and consummation of the Asset Disposition and to not engage in certain kinds of activities or transactions during such period (subject to either prior consent of CSL Vifor or customary limited exceptions), (ii) the parties to use their reasonable best efforts to complete certain transition steps in connection with the consummation of the Asset Disposition, and (iii) Sellers to use their commercially reasonable efforts to obtain any needed consents and provide any needed notices in connection with the Asset Disposition.

If above transactions are not approved/consummated, the Original HCR Agreement will automatically expire, and the payment of Royalties to HCR will cease, when HCR has received payments of Royalties equal to two times the aggregate amount of payments made by HCR under the HCR Agreement if achieved on or prior to December 31, 2029, or 2.8 times the aggregate amount of payments made by HCR under the Original HCR Agreement, if the 2029 Threshold is not achieved on or prior to December 31, 2029. In the event of a change of control, Royalty Sub will pay to HCR an amount equal to 2.8 times the aggregate amount of payments made by HCR less the total net amounts paid by Royalty Sub to HCR as of the effective date of control. In certain situations, Royalty Sub would not be obligated to pay the change of control payment to HCR. After the Original HCR Agreement expires, all rights to receive the Royalties return to Royalty Sub.
In connection with the HCR Agreement, Cara entered into a Contribution and Servicing Agreement which contains various representations and warranties, covenants, indemnification obligations and other provisions related to the contribution of the Covered License Agreement to Royalty Sub and its maintenance and servicing obligations with respect to the Royalties and the Covered License Agreements. In the event Cara violates these covenants or provisions, Cara may lose the right to act as the servicer of Cara Royalty Sub and a third-party servicer may be appointed at Royalty Sub’s expense. Cara’s replacement as servicer, if it were to occur, could have a material adverse effect on Cara’s financial condition as HCR, by virtue of owning Royalty Sub, would own the Royalties.
In connection with the Original HCR Agreement Cara also entered into a Pledge and Security Agreement containing various representations, warranties and covenants, and a limited recourse guaranty of Royalty Sub’s obligations under the Purchase and Sale Agreement which is secured by the pledge in favor of HCR all of the capital stock of Cara Royalty Sub. HCR is entitled to foreclose on the capital stock of Royalty Sub following the occurrence of certain remedies events, including, without limitation, a bankruptcy of Cara or the failure of Cara to perform its obligations under the Contribution and Servicing Agreement. Such foreclosure, if it were to occur, could have a material adverse effect on Cara’s financial condition as HCR, by virtue of owning Royalty Sub, would own the Royalties.
Cara’s information systems, or those of others upon whom Cara relies (such as Cara’s CROs, contract manufacturers, contractors, consultants, service providers, collaborators and others) may fail or suffer cybersecurity breaches, loss or leakage of data or other disruptions, which could result in a material disruption of Cara’s development programs, compromise sensitive information related to Cara’s business, or prevent Cara from accessing critical information, potentially exposing Cara to liability that could adversely affect Cara’s business.
Cara is increasingly dependent upon information systems, infrastructure and data to operate its business. In the ordinary course of business, Cara collects, store, transmit and otherwise process confidential information (including but not limited to intellectual property, proprietary business information and personal data). Cara also has outsourced elements of its operations to third parties, and as a result Cara manages a number of service providers who have access to its data and information systems and infrastructure. Cara’s reliance on service providers could introduce new cybersecurity risks and vulnerabilities, including supply-chain attacks, and other threats to Cara’s business operations. Cara relies on service providers and technologies to operate critical business systems to process sensitive data in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, personnel email, and other functions. Cara also relies on third-party service providers to provide other products, services, parts, or otherwise to operate its business. Cara’s ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If Cara’s third-party service providers experience a security incident or other interruption, Cara could experience adverse consequences. While Cara may be entitled to damages if its third-party service providers fail to satisfy their privacy or security-related obligations to Cara, any award may be insufficient to cover Cara’s damages, or Cara may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and Cara cannot guarantee that third parties’ infrastructure in Cara’s supply chain or its third-party partners’ supply chains have not been compromised.
Cybersecurity risks have significantly increased in recent years in part because of the proliferation of new technologies, the use of the internet and telecommunication technologies to conduct financial transactions, especially as personnel are working remotely, and the increased sophistication and activities of organized crime, hackers, terrorists, nation-states and other external parties. To the extent that any disruption or cybersecurity breach were to result in a loss of, or damage to, Cara’s data or information systems, or inappropriate disclosure of confidential or proprietary information, Cara could incur liability and reputational damage and, should Cara resume development of its product candidate or any future product candidate, the further development of such product candidates could be delayed.
Some actors now engage and are expected to continue to engage in cyberattacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, Cara, and the third parties upon which Cara relies, may be vulnerable to a heightened risk of these attacks, including retaliatory cyberattacks, that could materially disrupt its systems and operations, supply chain, and ability to produce, sell and distribute Cara’s goods and services. In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in Cara’s operations, ability to provide its products or services, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but Cara may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.
Cara and the third parties upon which Cara relies are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, attacks enhanced or facilitated by AI, telecommunications failures, earthquakes, fires, floods, and other similar threats. Additionally, future or past business transactions (such as acquisitions or integrations) could expose Cara to additional cybersecurity risks and vulnerabilities, as Cara’s systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, Cara may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into Cara’s information technology environment and security program.
While Cara has implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. Cara takes steps designed to detect, mitigate, and remediate vulnerabilities in its information systems (such as its hardware and/or software, including that of third parties upon which Cara relies). Cara may not, however, detect and remediate all such vulnerabilities including on a timely basis. Further, Cara may experience delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident.
Any of the previously identified or similar threats could cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to Cara’s sensitive data or Cara’s information technology systems, or those of the third parties upon whom Cara relies. A security incident or other interruption could disrupt Cara’s ability (and that of third parties upon whom Cara relies) to provide its services.
Cara may expend significant resources or modify its business activities to try to protect against security incidents. Additionally, certain data privacy and security obligations may require Cara to implement and maintain specific security measures or industry-standard or reasonable security measures to protect its information technology systems and sensitive data.
Applicable data privacy and security obligations may require Cara to notify relevant stakeholders, including affected individuals, customers, regulators, and investors, of security incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences.
If Cara (or a third party upon whom Cara relies) experiences a security incident or is perceived to have experienced a security incident, it may experience material adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive data (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; diversion of management attention; interruptions in Cara’s operations (including development and commercialization of any product candidate, should Cara resume development activities in the future, if approved, and availability of data); financial loss; and other similar harms. Security incidents and attendant material consequences may prevent or cause customers to stop using Cara’s services, deter new customers from using Cara’s services, and negatively impact Cara’s ability to grow and operate its business.
Cara’s contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in its contracts are sufficient to protect Cara from liabilities, damages, or claims related to Cara’s data privacy and security obligations. Cara cannot be sure that its insurance coverage will be adequate or sufficient to protect it from or to mitigate liabilities arising out of Cara’s privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.
Risks Related to Cara’s Dependence on Third Parties
Any collaboration arrangements that Cara is a party to or may enter into in the future may not be successful, which, should Cara resume development activities, could adversely affect Cara’s ability to develop and ultimately commercialize its product candidate or any potential future product candidate.
Cara’s business model in the past has been to develop and commercialize product candidates in the United States and generally to seek collaboration arrangements with pharmaceutical or biotechnology companies for the development or commercialization of product candidates in the rest of the world. Cara currently has license agreements with Maruishi and CKDP for the intravenous and oral formulations of difelikefalin, as well as license agreements with respect to its commercially approved products, KORSUVA Injection and Kapruvia with CSL Vifor. Should Cara resume development activities, in addition to its existing agreements, Cara may enter into additional collaboration arrangements in the future on a selective basis. Cara’s existing collaborations and future collaboration arrangements may not be successful. The success of Cara’s existing and future collaboration arrangements will depend heavily on the efforts and activities of its collaborators.
Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaboration arrangements. Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision-making authority.
Collaborations with pharmaceutical companies and other third parties often are terminated or allowed to expire by the other party. Maruishi may terminate its agreement with Cara at will, and CKDP may terminate its agreement with Cara in certain circumstances relating to patent invalidity or unenforceability or generic entry by a third party, as further described in the section titled “Cara Management’s Discussion and Analysis of Financial Condition and Results of Operations — Collaboration and License Agreements”. Any such termination or expiration could adversely affect Cara financially and could harm Cara’s business reputation. Cara’s current collaborations and any future collaborations Cara might enter into, including related to development of Cara’s product candidate or any future product candidate should Cara resume development activities in the future, may pose a number of risks, including the following:
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collaborators may not perform their obligations as expected;

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collaborators may not pursue development and commercialization of Cara’s product or any product candidate that achieves regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding that divert resources or create competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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collaborators could fail to make timely regulatory submissions for a product or product candidate;

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collaborators may not comply with all applicable regulatory requirements or may fail to report safety data in accordance with all applicable regulatory requirements;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with Cara’s products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than Cara’s;

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product candidates discovered in collaboration with Cara may be viewed by Cara’s collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of any potential product candidates;

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a collaborator with marketing and distribution rights to one or more of Cara’s products or product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;

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disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of products and product candidates, might lead to additional responsibilities for Cara with respect to products and product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

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collaborators may not properly maintain or defend Cara’s intellectual property rights or may use Cara’s proprietary information in such a way as to invite litigation that could jeopardize or invalidate Cara’s intellectual property or proprietary information or expose Cara to potential litigation;

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collaborators may infringe the intellectual property rights of third parties, which may expose Cara to litigation and potential liability; and

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collaborations, including Cara’s collaboration with Maruishi, may be terminated for the convenience of the collaborator and, if terminated, Cara could be required to raise additional capital to pursue further development or commercialization of the applicable product candidate.

If Cara’s current collaborations or any other collaborations Cara might enter into in the future, including related to development of its product candidate or any future product candidate should Cara resume development activities in the future, do not result in the successful development and commercialization of products or if one of Cara’s collaborators terminates its agreement with Cara, Cara may not receive any future research funding or milestone or royalty payments under the collaboration. If Cara does not receive the funding it expects under these agreements, Cara’s development of potential product candidates could be delayed and Cara may need additional resources to develop a product candidate and product platform. All of the risks relating to Cara’s product development, regulatory approval and commercialization described in this proxy statement/prospectus also apply to the activities of Cara’s collaborators in their respective jurisdictions.
Additionally, if any current or future collaborator of Cara, including related to development of Cara’s product candidate or any future product candidate should Cara resume development activities in the future, is involved in a business combination, the collaborator might deemphasize or terminate development or commercialization of any product candidate licensed to it by Cara. If one of Cara’s collaborators terminates its agreement with Cara, Cara may find it more difficult to attract new collaborators and Cara’s reputation in the business and financial communities could be adversely affected.
If Cara determines to collaborate in the future with additional pharmaceutical or biotechnology companies for the development and potential commercialization of oral difelikefalin or any potential future product candidate, should Cara resume development activities in the future, Cara would face significant competition in seeking appropriate collaborators. Cara’s ability to reach a definitive agreement for collaboration will depend, among other things, upon Cara’s assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. If Cara is unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, Cara may have to curtail the development of a product candidate, reduce or delay its development program or one or more of Cara’s other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase Cara’s expenditures and undertake development or commercialization activities at Cara’s own expense. If Cara elects to fund and undertake development or commercialization activities on its own, Cara may need to obtain additional expertise and additional capital, which may not be available to Cara on acceptable terms or at all. If Cara fails to enter into collaborations and does not have sufficient funds or expertise to undertake the necessary development and commercialization activities, Cara may not be able to further develop product candidates or bring them to market or to develop a product platform or successfully commercialize Cara’s products and business may be materially and adversely affected.
Risks Related to Legal and Compliance Matters
If Cara fails to comply with federal and state healthcare laws, including fraud and abuse, and transparency laws, Cara could face substantial penalties and its business, results of operations, financial condition and prospects could be adversely affected.
As a pharmaceutical company, even though Cara does not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payers, certain federal and state healthcare laws and regulations pertaining to fraud and abuse, transparency and patients’ rights may be applicable to Cara’s business. The healthcare laws and regulations that may affect Cara’s ability, and its partners’ and collaborators’ ability, to operate include, but are not limited to:
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the federal Anti-Kickback Statute, which regulates, among other things, Cara’s marketing practices, educational programs, pricing policies, and relationships with healthcare providers or other entities, by prohibiting, among other things, any person or entity from knowingly and willfully soliciting, receiving, offering or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, the purchase, recommendation, lease, order or furnishing of an item or service reimbursable, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs;

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federal civil and criminal false claims laws, including without limitation the federal civil False Claims Act, and civil monetary penalties law, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment or approval from a federal health care program (including Medicare and Medicaid);

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Federal Health Insurance Portability and Accountability Act of 1996 (HIPPA), which created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or to obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any health care benefit program, regardless of the payer (e.g., public or private) and knowingly and willfully falsifying, concealing, or covering up by any trick, scheme or device a material fact or making any materially false statements in connection with the delivery of, or payment for, health care benefits, items or services relating to healthcare matters;

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federal transparency laws, including the federal Physician Payments Sunshine Act, that requires certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the Centers for Medicare & Medicaid Services (CMS) information related to payments and other transfers of value provided to physicians (defined to include doctors of medicine, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals, and applicable manufacturers and group purchasing organizations to report annually to CMS ownership and investment interests held by physicians and their immediate family members;

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state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers;

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state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources;

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state laws that require drug manufacturers to report information related to the pricing of certain drugs, as well as payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and

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state and local laws that require the registration of pharmaceutical sales representatives, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available under these laws, it is possible that some of Cara’s business activities could be subject to challenge under one or more of such laws. Pharmaceutical and other healthcare companies continue to be prosecuted under the federal false claims laws for numerous activities, including those related to research, sales, marketing and promotional programs. In addition, recent health care reform legislation has strengthened these laws. For example, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, or the Health Care Reform Law, among other things, amends the intent requirement of the federal Anti-Kickback Statute and certain other criminal healthcare fraud statutes. As a result, a person or entity no longer needs to have actual knowledge of these statutes or specific intent to violate them in order to commit a violation. Moreover, the Health Care Reform Law provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. To the extent that any product Cara makes is sold in a foreign country, Cara may be subject to similar foreign laws and regulations. If Cara or its operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to it, Cara may be subject to significant penalties, including administrative, civil and criminal penalties, damages, fines, disgorgement, exclusion from participation in U.S. federal or state health care programs, contractual damages, reputational harm, imprisonment, diminished profits and future earnings, additional reporting requirements and/or oversight if Cara becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of Cara’s operations, any of which could materially adversely affect Cara’s ability to operate its business and its financial results. Although an effective compliance program can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Any action against Cara for violation of these laws, even if Cara successfully defends against it, could cause Cara to incur significant legal expenses and divert Cara management’s attention from the operation of its business. Moreover, achieving and sustaining compliance with applicable federal and state transparency and fraud and abuse laws may prove costly. If any of the physicians or other healthcare providers or entities with whom Cara does business, including its partners or collaborators, is found not to be in compliance with applicable laws, it may be subject to significant criminal, civil or administrative sanctions, including but not limited to, exclusions from participation in government healthcare programs, which could also materially affect Cara’s business.
Cara is subject to stringent and evolving U.S. and foreign laws, regulations and standards, contracts, industry standards, policies and other obligations related to data privacy and security. Cara’s actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions, litigation (including class claims) and mass arbitration demands, fines and penalties, disruptions of Cara’s business operations, reputational harm, loss of revenue and profits, and otherwise adversely affect Cara’s business, operations and financial performance.
Cara is subject to or affected by numerous domestic (both federal and state) and foreign laws and regulations, as well as regulatory guidance, contracts, industry standards, policies and other obligations governing the collection, use, disclosure, retention, security and other processing of personal data, such as information that Cara collect about participants and healthcare providers in connection with clinical trials in the United States and abroad. Obligations related to data privacy and security (and consumers’ data privacy expectations) are quickly changing, becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. This evolving global data protection landscape may create uncertainty in Cara’s business, affect Cara’s or its service providers’ ability to operate in certain jurisdictions or to collect, store, transfer use, share and otherwise personal data, result in liability or impose additional costs on Cara. The cost of compliance with these obligations is high and is likely to increase in the future and may necessitate changes to Cara’s operations and to those of third parties that process personal data on its behalf. In many jurisdictions, enforcement actions and consequences for noncompliance are rising.
In the United States, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH), imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization by entities subject to the rule, including health plans, healthcare clearinghouses, certain healthcare providers, and their business associates and covered subcontractors that perform services for them that involve the creation, use, maintenance or disclosure of, individually identifiable health information. In the event Cara is subject to HIPAA and Cara or its business associates or subcontractors fail to properly maintain the privacy and security of certain individually identifiable health information, or Cara or its business associates or subcontractors are responsible for an inadvertent disclosure or security breach of such individually identifiable health information, Cara could be subject to enforcement measures, including civil and criminal penalties and fines for violations of state and federal privacy or security standards, such as HIPAA and HITECH, and their respective implementing regulations.
Additionally, certain states have adopted their own privacy and security laws and regulations for health information, some of which may be more stringent than HIPAA.
In the past few years, numerous U.S. states, following California’s enactment of the CCPA — including Virginia, Colorado, Connecticut, and Utah-have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. To the extent that Cara is or may become subject to these laws, the exercise of these rights may impact Cara’s business and ability to provide its products and services. Similar laws are being considered in several other states, as well as at the federal and local levels, and Cara expects more states to pass similar laws in the future. These state laws may allow for statutory fines for noncompliance and private rights of action. While some of these laws may exempt some data processed in the context of clinical trials, these developments further complicate compliance efforts, and increase legal risk and compliance costs for Cara, and the third parties upon whom Cara relies. For example, Washington’s My Health My Data Act (MHMD) broadly defines consumer health data, places restrictions on processing consumer health data (including imposing stringent consent requirements), provides consumers certain rights with respect to their health data, and creates a private right of action to allow individuals to sue for violations of the law.
Outside the United States, an increasing number of laws, regulations, and industry standards govern data privacy and security. For example, the EU GDPR and the UK GDPR impose strict requirements for processing personal data. GDPR may increase compliance burdens on Cara, including by mandating potentially burdensome documentation requirements and granting certain rights to individuals to control how Cara collects, uses, discloses, retains and otherwise processes personal data. The processing of sensitive personal data, such as physical health conditions, may also be subject to heightened compliance burdens under the GDPR. Under the GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros under the EU GDPR, 17.5 million pounds sterling under the UK GDPR or, in each case, 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.
In addition, Cara may be unable to transfer personal data from Europe and other jurisdictions to the United States or other countries due to data localization requirements or limitations on cross-border data flows. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area (EEA) and the United Kingdom (UK) have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it generally believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA’s standard contractual clauses, the UK’s International Data Transfer Agreement/Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that Cara can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for Cara to transfer personal data from the EEA, the UK, or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, Cara could face significant adverse consequences, including the interruption or degradation of its operations, the need to relocate part of or all of its business or data processing activities to other jurisdictions (such as Europe) at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against its processing or transferring of personal data necessary to operate its business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activities groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers of personal data out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations. Regulators in the U.S. are also increasingly scrutinizing certain personal data transfers and have proposed and enacted certain data transfer requirements or prohibitions, for example, the Biden Administration's executive order Preventing Access to Americans’ Bulk Sensitive Personal Data and U.S. Government-Related Data by Countries of Concern.
In addition to data privacy and security laws, Cara is or may become contractually subject to industry standards adopted by industry groups. Cara is also bound by other contractual obligations related to data privacy and security, and Cara’s efforts to comply with such obligations may not be successful.
Cara publishes privacy policies, marketing materials, and other statements, such as compliance with certain certifications or self-regulatory principles, regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of Cara’s practices, Cara may be subject to investigation, enforcement actions by regulators, or other adverse consequences.
Cara may at times fail (or be perceived to have failed) in its efforts to comply with its data privacy and security obligations. Moreover, despite Cara’s efforts, its personnel or third parties on whom it relies may fail to comply with such obligations, which could negatively impact Cara’s business operations. If Cara or the third parties on which Cara relies fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, Cara could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims) and mass arbitration demands; additional reporting requirements and/or oversight; bans on processing personal data; orders to destroy or not use personal data; and imprisonment of company officials. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on Cara’s reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in Cara’s business operations (including, as relevant, clinical trials should Cara resume development activities in the future); inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize Cara’s products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to Cara’s business model or operations.

Cara is subject to recent legislation, regulatory proposals and healthcare payer initiatives that may increase Cara’s costs of compliance and adversely affect Cara’s ability to market its products, obtain collaborators and raise capital.
In March 2010, the Health Care Reform Law was signed into law, which includes provisions that have changed, and likely will continue to change, health care financing and the delivery of health care in the United States.
There have been executive, judicial, and Congressional challenges to certain aspects of the Health Care Reform Law. For example, on August 16, 2022, the Inflation Reduction Act of 2022 (IRA), was signed into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in Health Care Reform Law marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is also unclear how any such challenges and the healthcare reform measures of the Trump administration will impact the Health Care Reform Law and Cara’s business.
In addition, other legislative changes have been proposed and adopted since the Health Care Reform Law was enacted. These changes include, among other things, aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went effective on April 1, 2013, and, due to subsequent legislative amendments, will remain in effect until 2032, unless additional Congressional action is taken. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for Cara’s drugs, if approved, and, accordingly, Cara’s financial operations. Further, Congress is considering additional health reform measures.
Cara expects that the Health Care Reform Law, as well as other federal and state healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that Cara receives for KORSUVA injection or any approved product candidate, should Cara resume development of its product candidate or any future product candidate. Any reduction in reimbursement from Medicare or other government healthcare programs may result in a similar reduction in payments from private payers. In addition, there have been several recent U.S. Presidential executive orders, Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. For example, the IRA, among other things, (1) directs the U.S. Department of Health and Human services (HHS) to negotiate the price of certain high-expenditure single-source drugs and biologics covered under Medicare that have been on the market for at least seven years and (2) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions take effect progressively starting in fiscal year 2023. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare Drug Price Negotiation Program is currently subject to legal challenges.
Further, on December 7, 2023, the Biden administration announced an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, to encourage importation from other countries and bulk purchasing. For example, on January 5, 2024, the FDA approved Florida’s Section 804 Importation Program (SIP) proposal to import certain drugs from Canada for specific state healthcare programs. It is unclear how this program will be implemented, including which drugs will be chosen, and whether it will be subject to legal challenges in the

United States or Canada. Other states have also submitted SIP proposals that are pending review by the FDA. Any such approved importation plans, when implemented, may result in lower drug prices for products covered by those programs. The implementation of cost containment measures or other healthcare reforms may prevent Cara from being able to generate revenue, attain profitability or commercialize its drugs.
Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for drugs. Cara cannot be sure whether additional legislative changes will be enacted, particularly in light of the recent U.S. Presidential and Congressional elections, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of Cara’s product candidates, if any, may be, should Cara resume development activities in the future. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject Cara to more stringent product labeling and post-marketing testing and other requirements. Moreover, the Drug Supply Chain Security Act imposes obligations on manufacturers of pharmaceutical products, among others, related to product tracking and tracing.
Legislation and regulations that, among other things, reduce drug prices or require the implementation of costly compliance measures could result in decreased net revenues from Cara’s pharmaceutical products and decrease potential returns from Cara’s development efforts, and Cara cannot predict what legislation will be enacted in the future.
Governments outside the United States tend to impose strict price controls, which may adversely affect Cara’s revenues, if any.
In international markets, reimbursement and health care payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. In some countries, particularly the countries of the EU, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. Should Cara resume development activities in the future, to obtain coverage and reimbursement or pricing approval in some countries, Cara may be required to conduct a clinical trial that compares the cost-effectiveness of a product candidate to other available therapies. There can be no assurance that Cara’s products will be considered cost-effective by third-party payers, that an adequate level of reimbursement will be available or that the third-party payers’ reimbursement policies will not adversely affect Cara’s ability to sell its products profitably. If reimbursement of Cara’s products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, Cara’s business could be harmed, possibly materially.
Cara’s employees, independent contractors, consultants, and commercial partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on Cara’s business.
Cara exposed to the risk of fraud or other misconduct by its employees, independent contractors, consultants and commercial partners. Misconduct by such individuals could include inadvertent or intentional failures to:
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comply with FDA regulations and other similar foreign regulations;

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provide true, complete and accurate information to the FDA;

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comply with manufacturing standards;

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comply with federal and state data privacy, security, fraud and abuse and other healthcare laws and regulations in the United States and similar foreign laws;

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report financial information or data accurately; or

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disclose unauthorized activities to Cara.

In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, including off label uses of Cara’s products, structuring and commission(s), certain customer incentive programs, patient assistance programs, and other business arrangements generally. Third party misconduct could also involve the improper use or misrepresentation of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to Cara’s reputation. It is not always possible to identify and deter such misconduct, and the precautions Cara takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Cara from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against Cara, and Cara is not successful in defending itself or asserting its rights, those actions could have a significant impact on Cara’s business and financial results, including the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, individual imprisonment, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and/or oversight if Cara becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and curtailment or restructuring of Cara’s operations, any of which could adversely affect Cara’s ability to operate its business and its results of operations.
Cara’s business involves the use of hazardous materials and Cara and its third-party manufacturers and suppliers must comply with environmental laws and regulations, which can be expensive and restrict how Cara does business.
Cara’s third-party manufacturers’ and suppliers’ activities involve the controlled storage, use and disposal of hazardous materials owned by it. Cara and any third-party manufacturers and suppliers it engages are subject to numerous federal, state and local environmental, health and safety laws, regulations and permitting requirements, including those governing laboratory procedures; the generation, handling, use, storage, treatment, and disposal of hazardous and regulated materials and wastes; the emission and discharge of hazardous materials into the ground, air and water; and employee health and safety. Cara’s partners’ operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Cara’s operations also produce hazardous waste. In some cases, these hazardous materials and various wastes resulting from their use are stored at Cara’s contract manufacturers’ facilities pending their use and disposal. Cara generally contracts with third parties for the disposal of these materials and wastes. Cara cannot eliminate the risk of contamination, which could cause an interruption of its commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. In addition, Cara cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes.
Although Cara believes that the safety procedures utilized by its third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, Cara cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. Under certain environmental laws, Cara could be held responsible for costs relating to any contamination at its current or past facilities and at third-party facilities. In such an event, Cara may be held liable for any resulting damages and such liability could exceed Cara’s resources and state or federal or other applicable authorities may curtail Cara’s use of certain materials and/or interrupt Cara’s business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. Cara cannot predict the impact of such changes and cannot be certain of its future compliance.
Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair Cara’ research, product development and manufacturing efforts.

Risks Related to Intellectual Property
It is difficult and costly to protect Cara’s proprietary rights and as a result Cara may not be able to ensure their protection and all patents will eventually expire.
Cara’s commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection for difelikefalin and, should Cara resume development activities in the future, for any other product candidates that Cara may develop, license or acquire and the methods Cara uses to manufacture them, as well as successfully defending these patents and trade secrets against third-party challenges. Cara will only be able to protect its technologies from unauthorized use by third parties to the extent that valid and enforceable patents or trade secrets cover them.
The patent prosecution process is expensive and time-consuming, and Cara may not be able to file and prosecute to issuance all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that Cara may fail to identify patentable aspects of its R&D output before it is too late to obtain patent protection. Moreover, should Cara enter into additional collaborations it may be required to consult with or cede control to collaborators regarding the prosecution, maintenance and enforcement of its patents. Therefore, these patents and applications may not be successfully prosecuted to issuance and enforced in a manner consistent with the best interests of Cara’s business. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in pharmaceutical or biotechnology patents has emerged to date in the United States. The patent situation outside the United States is also uncertain. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of Cara’s intellectual property. Accordingly, Cara cannot predict the breadth of claims that may be allowed or enforced in its patents or in third-party patents. The degree of future protection for Cara’s proprietary rights is uncertain, because legal means afford only limited protection and may not adequately protect Cara’s rights or permit Cara to gain or keep its competitive advantage. Moreover, the patent application process is also subject to numerous risks and uncertainties, and there can be no assurance that Cara or any of its future development partners will be successful in protecting difelikefalin and, should Cara resume development activities in the future, any other product candidates that Cara may develop, license or acquire by obtaining and defending patents. For example:
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Cara may not have been the first to make the inventions covered by each of its pending patent applications and issued patents;

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Cara may not have been the first to file patent applications for these inventions;

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others may independently develop similar or alternative technologies or duplicate any of Cara’s product candidates or technologies;

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it is possible that none of the pending patent applications will result in issued patents;

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the issued patents covering Cara’s product candidates may not provide a basis for commercially viable active products, may not provide Cara with any competitive advantages, or may be challenged by third parties;

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Cara may not develop additional proprietary technologies that are patentable;

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patents of others may have an adverse effect on Cara’s business;

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competitors may file trademark infringement claims or challenges to the validity of Cara’s trademark(s);

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noncompliance with governmental patent agencies requirements can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction, potentially allowing competitors to enter the market earlier than would otherwise have been the case;

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Cara’s competitors, many of whom have substantially greater resources than Cara does and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with, or eliminate Cara’s ability to make, use, and sell Cara’s potential product candidates; or
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there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of available patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of Cara’s patent applications and the enforcement or defense of Cara’s issued patents. On September 16, 2011, the Leahy-Smith America Invents Act (Leahy-Smith Act), was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The U.S. Patent Office has developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, including and in particular, the first to file provisions, became effective on March 16, 2013. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of Cara’s currently pending and future patent applications and the enforcement or defense of Cara’s issued patents, all of which could have a material adverse effect on Cara’s business and financial condition.
Patent applications in the United States are generally maintained in confidence for at least 18 months after their earliest effective filing date and in certain circumstances not until granted when no foreign counterpart patent applications are filed. Furthermore, published patent applications may issue at a later date with new and/or amended claims substantially different from those published earlier. Consequently, Cara cannot be certain it was the first to invent or the first to file patent applications on difelikefalin or, should Cara resume development activities in the future, any other product candidates that Cara may develop, license or acquire.
Until recent changes to the U.S. Patent Laws, patents and patent applications relating to substantially similar claimed inventions were potentially subject to interference proceedings to determine the first applicant to invent the claimed subject matter. For an interference to be declared against Cara’s patents and patent applications, any such interference would be under the 1952 law which was eliminated by the America Invents Act (AIA), enacted in 2011 and fully effective in 2013. Such an interference would therefore have to relate to a patent or application with an effective filing date before March 16, 2013. No interference with such a patent or application has been declared to date. Therefore, it seems extremely unlikely that Cara may have to participate in interference proceedings declared by the USPTO to determine priority of invention in the United States against one or more parties claiming the same or similar invention. However, in the unlikely event that such interference was to be declared, the costs of these proceedings could be substantial and it is possible that Cara’s efforts would be unsuccessful, resulting in a material adverse effect on Cara’s U.S. patent position. The results of these types of proceedings could reduce the scope of, or invalidate, Cara’s patent rights, allow third parties to commercialize Cara’s technology or products and compete directly with it, without payment to Cara, or result in Cara’s inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by Cara’s patents and patent applications is threatened, it could dissuade companies from collaborating with Cara to license, develop or commercialize product candidates. Such results could have a material adverse effect on Cara’s results of operations.
In addition, the patentability of claims in pending patent applications covering KORSUVA injection or other difelikefalin-based product can be challenged by third parties during prosecution in the USPTO under the new AIA law of 2013, for example by third party observations and derivation proceedings, and the validity of claims in issued patents can be challenged by third parties in various post-grant proceedings such as Post-Grant Review, Inter-partes Reexamination, and Inter-partes Review proceedings.
Furthermore, Cara may not have identified all U.S. and foreign patents or published applications that affect Cara’s business either by blocking its ability to commercialize its drugs or by covering similar technologies that affect the drug market. In addition, some countries, including many in Europe, do not grant patent claims directed to methods of treating humans, and in these countries patent protection may not be available at all to protect Cara’s product candidates. Even if patents issue, Cara cannot guarantee that the claims of those patents will be valid and enforceable or provide Cara with any significant protection against competitive products, or otherwise be commercially valuable to Cara.
Cara also relies on trade secrets to protect Cara’s technology, particularly where Cara does not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. While Cara uses reasonable efforts to protect Cara’s trade secrets, Cara’s licensors, employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose Cara’s information to competitors. Enforcing a claim that a third party illegally obtained and is using Cara’s trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, Cara’s competitors may independently develop equivalent knowledge, methods and know-how.
If Cara fails to obtain or maintain patent protection or trade secret protection for difelikefalin or, should Cara resume development activities in the future, any other product candidate that Cara may develop, license or acquire, third parties could use Cara’s proprietary information, which could impair Cara’s ability to compete in the market and adversely affect Cara’s ability to generate revenues and achieve profitability.
Even if Cara’s patent applications issue as patents, they may not issue in a form that will provide Cara with any meaningful protection, prevent competitors from competing with it or otherwise provide it with any competitive advantage. Cara’s competitors may be able to circumvent Cara’s owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner.
The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and Cara’s owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit Cara’s ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of Cara’s technology and products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, Cara’s owned and licensed patent portfolio may not provide it with sufficient rights to exclude others from commercializing products similar or identical to Cara’s.
If Cara or any current or future collaboration partner are sued for infringing intellectual property rights of third parties, it will be costly and time consuming, and an unfavorable outcome in any litigation would harm Cara’s business.
Cara’s ability to develop, manufacture, market and sell difelikefalin or, should Cara resume development activities in the future, any potential future product candidate will depend upon Cara’s ability to avoid infringing the proprietary rights of third parties, and Cara’s commercial success will depend upon Cara’s ability, and the ability of its collaborators, to develop, manufacture, market and sell its product candidates and use its proprietary technologies without infringing the proprietary rights of third parties. There is considerable intellectual property litigation in the biotechnology and pharmaceutical industries. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the general field of pain management and cover the use of numerous compounds and formulations in Cara’s targeted markets. Third parties may assert infringement claims against Cara based on existing patents or patents that may be granted in the future. Because of the uncertainty inherent in any patent or other litigation involving proprietary rights, Cara and its licensors may not be successful in defending intellectual property claims by third parties, which could have a material adverse effect on Cara’s results of operations. Regardless of the outcome of any litigation, defending the litigation may be expensive, time-consuming and distracting to management. In addition, because patent applications can take many years to issue, there may be currently pending applications, unknown to Cara, which may later result in issued patents that current or potential future product candidates may infringe. There could also be existing patents of which Cara is not aware that its current or potential future product candidates may inadvertently infringe.
There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and biopharmaceutical industries generally. If a third-party claims that Cara infringes on their products or technology, Cara could face a number of issues, including:

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infringement and other intellectual property claims which, with or without merit, can be expensive and time consuming to litigate and can divert management’s attention from Cara’s core business;

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substantial damages for past infringement which Cara may have to pay if a court decides that Cara’s product infringes on a competitor’s patent;

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a court prohibiting Cara from selling or licensing its product unless the patent holder licenses the patent to Cara, which it would not be required to do;

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if a license is available from a patent holder, Cara may have to pay substantial royalties or grant cross licenses to Cara’s patents; and

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redesigning Cara’s processes so they do not infringe, which may not be possible or could require substantial funds and time.

If Cara is found to infringe on a third party’s intellectual property rights, Cara could be required to obtain a license from such third party to continue developing and marketing its products and technology. However, Cara may not be able to obtain any required license on commercially reasonable terms or at all. Even if Cara were able to obtain a license, it could be non-exclusive, thereby giving Cara’s competitors access to the same technologies licensed to it. Cara could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, Cara could be found liable for monetary damages, including treble damages and attorneys’ fees if Cara is found to have willfully infringed a patent. A finding of infringement could prevent Cara from commercializing its product candidate or force Cara to cease some of its business operations, which could materially harm Cara’s business. Claims that Cara has misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on Cara’s business.
Cara may be involved in lawsuits to protect or enforce its patents or the patents of its licensors, which could be expensive, time consuming and may ultimately be unsuccessful.
Competitors may infringe on Cara’s issued patents or other intellectual property. To counter infringement or unauthorized use, Cara may be required to file infringement claims, which can be expensive and time consuming. Any claims Cara asserts against perceived infringers could provoke these parties to assert counterclaims against Cara alleging that Cara infringes their patents. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that Cara’s patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of Cara’s patents at risk of being invalidated or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Cara’s confidential information could be compromised by disclosure during this type of litigation.
Most of Cara’s competitors are larger than Cara is and have substantially greater resources. They are, therefore, likely to be able to sustain the costs of complex patent litigation longer than Cara could. In addition, should Cara resume development activities in the future, the uncertainties associated with litigation could have a material adverse effect on Cara’s ability to raise the funds necessary to continue its clinical trials, continue its internal research programs, in-license needed technology, or enter into development partnerships that would help it bring any product candidate to market.
Cara may need to license certain intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.
A third party may hold intellectual property, including patent rights that are important or necessary to the development or commercialization of Cara’s products. It may be necessary for Cara to use the patented or proprietary technology of third parties to commercialize Cara’s products, in which case Cara would be required to obtain a license from these third parties. Such a license may not be available on commercially reasonable terms or at all, which could materially harm Cara’s business.

Cara may be subject to claims that its employees have wrongfully used or disclosed alleged trade secrets of their former employers.
As is common in the biotechnology and pharmaceutical industry, Cara employs individuals who were previously employed at other biotechnology or pharmaceutical companies, including its competitors or potential competitors. Although no claims against Cara are currently pending, Cara may be subject to claims that these employees, or Cara has inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if Cara is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.
Cara may not be able to protect its intellectual property rights throughout the world.
Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and Cara’s intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, Cara may not be able to prevent third parties from practicing its inventions in all countries outside the United States, or from selling or importing products made using its inventions in and into the United States or other jurisdictions. Competitors may use Cara’s technologies in jurisdictions where Cara has not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where Cara has patent protection, but enforcement rights are not as strong as those in the United States. These products may compete with Cara’s product candidate, should Cara resume development activities, and Cara’s patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.
Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for Cara to stop the infringement of its patents generally. Proceedings to enforce Cara’s patent rights in foreign jurisdictions could result in substantial costs and divert Cara’s efforts and attention from other aspects of its business, could put its patents at risk of being invalidated or interpreted narrowly and its patent applications at risk of not issuing and could provoke third parties to assert claims against it. Cara may not prevail in any lawsuits that it initiates and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, Cara’s efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Cara develops or licenses.
The validity and enforceability of the patents and applications that cover difelikefalin can be challenged by competitors.
Should Cara resume development activities in the future, in the event that oral difelikefalin or any potential future product candidate is approved by the FDA, one or more third parties may challenge the patents covering these products and product candidates, which could result in the invalidation of, or render unenforceable, some or all of the relevant patent claims. For example, if a third party files an Abbreviated New Drug Application (ANDA), for a generic drug product containing difelikefalin, and relies in whole or in part on studies conducted by or for Cara, the third party will be required to certify to the FDA that either: (1) the patents listed in the Orange Book have expired; (2) the listed patents have not expired, but will expire on a particular date and approval is sought after patent expiration; or (3) the listed patents are invalid or will not be infringed by the manufacture, use or sale of the third-party’s generic drug product. A certification that the new product will not infringe the Orange Book-listed patents for difelikefalin, or that such patents are invalid, is called a paragraph IV certification. If the third party submits a paragraph IV certification to the FDA, a notice of the paragraph IV certification must also be sent to Cara once the third-party’s ANDA is accepted for filing by the FDA. Cara may then initiate a lawsuit to defend the patents identified in the notice. The filing of a patent infringement lawsuit within 45 days of receipt of the notice automatically prevents the FDA from approving the third-party’s ANDA until the earliest of 30 months or the date on which the patent expires, the lawsuit is settled, or the court reaches a decision in the infringement lawsuit in favor of the third party. If Cara does not file a patent infringement lawsuit within the required 45-day period, the third-party’s ANDA will not be subject to the 30-month stay. Litigation or other proceedings to enforce or defend intellectual property rights are often very complex in nature, may be very expensive and time-consuming, may divert Cara management’s attention from its core business, and may result in unfavorable results that could adversely impact Cara’s ability to prevent third parties from competing with its products.
Risks Related to Employee Matters and Managing Growth
Cara depends on skilled personnel to operate its business effectively in a rapidly changing market, and if Cara is unable to retain existing or hire additional personnel when needed, Cara’s ability to develop and sell its products could be harmed.
In January 2024, as part of Cara’s pipeline prioritization, Cara reduced its headcount by approximately 50%, including the separation of Cara’s former Chief Scientific Officer and SVP of Research & Development. Further, in June 2024, in connection with Cara’s streamlined operating plan, Cara further reduced its headcount by approximately 70%. As of the date of this filing, Cara has ten employees that are currently working for it. Although Cara believes these employee transitions are in the best interest of the company and its stockholders, these transitions may result in the loss of personnel with deep institutional or technical knowledge. Further, the transition could potentially disrupt Cara’s operations and relationships with employees, suppliers, and partners and, as a result, create added costs, operational inefficiencies, decreased employee morale and productivity and increased turnover. In addition, Cara’s competitors may seek to use these transitions and the related potential disruptions to gain a competitive advantage over Cara. Furthermore, these changes increase Cara’s dependency on the remaining members of its leadership team and clinical and preclinical operations teams that remain with it, who are not contractually obligated to remain employed with Cara and may leave at any time. Any such departure could be particularly disruptive and, to the extent Cara experiences additional turnover, competition for top talent is high such that it may take some time to find a candidate that meets Cara’s requirements. Cara may not be able to attract or retain qualified management and commercial, scientific, and clinical personnel due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses. If Cara is not able to attract and retain necessary personnel to accomplish its business objectives, Cara may experience constraints that will significantly impede the achievement of its development objectives, its ability to raise additional capital and its ability to implement its business strategy.
If Cara loses additional members of its senior management team, Cara’s ability to successfully implement its business strategy could be seriously harmed. Replacing these employees may be difficult and may take an extended period of time because of the limited number of individuals in Cara’s industry with the breadth of skills and experience required to develop, gain regulatory approval of and commercialize products successfully. Competition to hire from this limited pool is intense, and Cara may be unable to hire, train, retain or motivate additional key personnel. Cara does not maintain “key person” insurance for any of its executives or other employees.
If Cara fails to maintain proper and effective internal controls, Cara’s ability to produce accurate financial statements on a timely basis could be impaired.
Cara is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 and the rules and regulations of Nasdaq. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (Section 404), Cara is required to perform system and process evaluation and testing of its internal control over financial reporting to allow its management to report on the effectiveness of its internal control over financial reporting and, in the past, Cara has also previously been required to have its independent registered public accounting firm issue an opinion on the effectiveness of its internal control over financial reporting on an annual basis as a large accelerated filer. However, based on Cara’s public float as of June 30, 2024, the company remained qualified as a non-accelerated filer at the end of 2024, which would allow it to forgo the auditor attestation requirement. While Cara has previously voluntarily complied with the auditor attestation requirement when it qualified as a non-accelerated filer in 2023, it will forgo the auditor attestation requirement for the fiscal year ended December 31, 2024.
During the evaluation and testing process, if Cara identifies one or more material weaknesses in its internal control over financial reporting, Cara will be unable to assert that its internal control over financial reporting is effective. Further, Cara may in the future discover weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of its financial statements. Moreover, Cara’s internal controls over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. Moreover, Cara is aware that the increased prevalence of remote working arrangements potentially presents additional areas of risk, including cyber and privacy risks, and Cara is carefully monitoring any impact to its internal controls and procedures.
If Cara is unable to assert that its internal control over financial reporting is effective, or if Cara’s independent registered public accounting firm is unable to express an opinion on the effectiveness of Cara’s internal control over financial reporting, investors could lose confidence in the reliability of Cara’s financial statements, the market price of Cara’s stock could decline and Cara could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.
Risks Related to Ownership of Cara Common Stock
If Cara fails to regain and maintain compliance with the continued listing standards of The Nasdaq Capital Market, Cara may be delisted and the price of its common stock, its ability to access the capital markets and its financial condition could be negatively impacted.
Cara’s common stock is currently listed on Nasdaq under the symbol “CARA.” To maintain the listing of its common stock on The Nasdaq Capital Market, Cara is required to meet certain listing requirements, including, among others, maintaining a minimum closing bid price of $1.00 per share. On February 1, 2024, Cara received a letter from the Staff of Nasdaq, notifying Cara that, for the previous 30 consecutive business day period prior to the date of the letter, the closing bid price for Cara’s common stock was below $1.00. In accordance with Nasdaq Listing Rule 5810(c)(3)(A) Cara was provided an initial period of 180 calendar days, or until July 30, 2024, to regain compliance with Nasdaq’s bid price requirement. On July 31, 2024, Cara received the Extension Notice from the Staff granting Cara an additional 180 calendar days, or until January 27, 2025, to regain compliance with the minimum closing bid price requirement for continued listing on The Nasdaq Capital Market under the under the Minimum Bid Price Requirement. Effective as of August 1, 2024, the listing of Cara’s common stock was transferred from the Nasdaq Global Market to The Nasdaq Capital Market.
As part of Cara’s plans to regain compliance with the Minimum Bid Price Requirement following the initial notification letter, a series of alternate amendments to effect (i) a reverse stock split and (ii) a reduction in the total number of authorized shares of the Cara’s common stock was approved by Cara’s stockholders at the Company’s 2024 Annual Meeting of Stockholders held on June 4, 2024. On December 19, 2024, Cara’s Board approved a one-for-twelve (12) reverse stock split and corresponding reduction in the total number of authorized shares. On December 30, 2024, Cara filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of the State of Delaware to effect the reverse stock split, and Cara’s common stock began trading on The Nasdaq Capital Market on a post-split basis as of December 31, 2024.
On January 16, 2025, Cara received a letter from the Staff notifying the company that Cara had regained compliance with the minimum bid price requirement. The closing bid price of the Company’s common stock was at or above $1.00 per share for ten consecutive business days, and Nasdaq considers the matter closed.
Separately, Nasdaq Listing Rule 5550(b)(1) requires companies listed on The Nasdaq Capital Market to maintain shareholders’ equity of at least $2.5 million, or the alternative requirements of having a market value of listed securities of $35.0 million or net income from continuing operations of $0.5 million in the most recently completed fiscal year or two of the last three most recently completed fiscal years. On November 19, 2024, Cara received a letter from the Staff notifying the company that Cara was not in compliance with the Stockholders’ Equity Requirement because Cara’s stockholders’ equity of $707,000, as reported in Cara’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, was below the required minimum of $2.5 million and Cara did not meet the Alternative Standards. As requested by the Staff, Cara subsequently submitted the Compliance Plan. Based on the Compliance Plan, which contemplates the closing of the Merger, on January 14, 2025, Nasdaq granted Cara an extension until May 19, 2025 to regain compliance with the Stockholders’ Equity Requirement. The Merger will constitute a “change of control” for purposes of Nasdaq’s listing rules and will require that the combined company comply with all applicable criteria for initial listing on The Nasdaq Capital Market, including a higher minimum bid price requirement and higher minimum stockholders’ equity requirement. The parties intend to satisfy each of the applicable listing criteria upon completion of the proposed Merger such that the combined company will remain listed on The Nasdaq Capital Market.
While Cara is making every effort to regain compliance prior to the extended deadline, there can be no assurance that Cara will be able to regain compliance within the extension period, by consummation of the Merger or otherwise, or will otherwise be in compliance with other Nasdaq listing criteria, including remaining in compliance with the minimum bid price requirement. If The Nasdaq Capital Market delists Cara’s securities from trading on its exchange for failure to meet the listing standards, Cara and its stockholders could face significant negative consequences including: reducing the liquidity and market price of its common stock; reducing the number of investors willing to hold or acquire its common stock, which could negatively impact Cara’s ability to raise equity financing; decreasing the amount of news and analyst coverage of Cara; and limiting Cara’s ability to issue additional securities or obtain additional financing in the future. In addition, delisting from Nasdaq may negatively impact Cara’s reputation and, consequently, its business.
The market price of Cara’s common stock has been, and is likely to continue to be, highly volatile, and you may not be able to resell your shares at or above the price you paid for them.
Since Cara’s initial public offering in January 2014, Cara’s stock price has been volatile and it is likely that the trading price of its common stock will continue to be volatile. As a result of this volatility, investors may not be able to sell their common stock at or above the price paid for the shares. The market price for Cara’s common stock may be influenced by many factors, including:
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the outcome of Cara’s exploration of strategic alternatives;

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actual or anticipated variations in quarterly or annual operating results;

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failure to meet or exceed financial projections Cara provides to the public;

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failure to meet or exceed the estimates and projections of the investment community, including securities analysts;

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announcements by Cara or Cara’s competitors of significant acquisitions, strategic partnerships, or divestitures;

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introduction of competitive products or technologies;

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the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

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general trends in Cara’s industry or economic and market conditions and overall fluctuations in U.S. equity markets;

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developments concerning Cara’s sources of manufacturing supply, warehousing and inventory control;

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disputes or other developments relating to patents or other proprietary rights;

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additions or departures of key scientific or management personnel;

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announcements of investigations or regulatory scrutiny of Cara’s operations or lawsuits filed against it;

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capital commitments;

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investors’ general perception of the company and its business;

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announcements and expectations of additional financing efforts, including the issuance of debt, equity or convertible securities or other security instruments;

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sales of Cara’s common stock, including sales by its directors and officers or significant stockholders;

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changes in the market valuations of companies similar to Cara;

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should Cara resume development activities in the future, (i) changes or developments in laws or regulations applicable to such product candidate;(ii) delays in the commencement, enrollment and ultimate completion of any clinical trials; (iii) results of any clinical trials or those of Cara’s competitors; or (iv) any delay or refusal on the part of the FDA or other regulatory authorities in approving marketing authorization for any potential product candidate;

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changes in the structure of healthcare payment systems; and

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the other factors described in this “Risk Factors” section.

In addition, the stock market in general, and the market for small pharmaceutical and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors, such as those related to fluctuations in inflation and interest rates and concerns of a recession in the United States or other major markets, the recent disruptions to and volatility in the credit and financial markets in the United States and worldwide, and geopolitical instability, including resulting from the ongoing conflicts between Russia and Ukraine, conflicts in the Middle East, and increasing tensions between China and Taiwan, may negatively affect the market price of Cara’s common stock, regardless of Cara’s actual operating performance.
Further, in the past, stockholders have initiated class action lawsuits against pharmaceutical and biotechnology companies following periods of volatility in the market prices of these companies’ stock. Such litigation, if instituted against Cara, could cause Cara to incur substantial costs and divert management’s attention and resources from its business.
If equity research analysts cease to publish research or reports about Cara or if they publish unfavorable research or reports about the company, its business or its market, Cara’s stock price and trading volume could decline.
The trading market for Cara’s common stock is likely to be influenced by the research and reports that equity research analysts publish about Cara and its business. Cara does not have any control over the analysts or the content and opinions included in their reports. The price of Cara’s stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. Certain equity research analysts who covered Cara has ceased coverage, and if further analysts who cover Cara were to cease coverage of the company or fail to publish reports on Cara regularly, demand for Cara’s stock could decrease, which in turn could cause Cara’s stock price or trading volume to decline.
Cara’s quarterly operating results may fluctuate significantly.
Cara expects its operating results to be subject to quarterly fluctuations. Cara’s operating results will be affected by numerous factors, including:
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Cara’s exploration of strategic alternatives to maximize stockholder value, including whether Cara is able to implement any strategic alternatives, in a timely manner or at all, whether Cara realizes all or any of the anticipated benefits of any such transaction and whether any such transactions would generate value for Cara’s stockholders;

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should Cara resume development of its product candidate or any future product candidate, the successful progress of any clinical trials for such product candidates;

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should Cara resume development of activities in the future, variations in the level of expenses related to Cara’s future development programs;

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should Cara resume development of its product candidate or any future product candidate, whether the FDA or other regulatory authorities require Cara to complete additional, unanticipated studies, tests or other activities prior to approving any product candidates, which would likely further delay any such approval;

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should Cara resume development of its product candidate or any future product candidate, Cara’s ability to identify, enter into and maintain third party manufacturing arrangements capable of manufacturing any potential product candidate in commercial quantities;

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Cara’s execution of other collaborative, licensing or similar arrangements and the timing of payments Cara may make or receive under these arrangements;

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any product liability or intellectual property infringement lawsuit in which Cara may become involved;

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regulatory developments affecting any potential product candidates, or the product candidates of Cara’s competitors; and

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if any potential product candidate receives regulatory approval, the level of underlying demand for such product and wholesaler buying patterns.

If Cara’s quarterly or annual operating results fall below the expectations of investors or securities analysts, the price of Cara’s common stock could decline substantially. Furthermore, any quarterly or annual fluctuations in Cara’s operating results may, in turn, cause the price of Cara’s stock to fluctuate substantially. Cara believes that quarterly comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of its future performance.
Entry into an acquisition, merger, business combination, or other strategic transaction, or raising additional funds by issuing securities may cause dilution to existing stockholders and raising funds through lending and licensing arrangements may restrict Cara’s operations or require Cara to relinquish proprietary rights.
In June 2024, Cara announced that it was undertaking a comprehensive exploration of strategic alternatives focused on maximizing stockholder value, and in December 2024 announced entrance into the Merger Agreement with Tvardi. If the Merger is not consummated, the terms of any other strategic transaction that Cara might enter could result in the issuance of securities in the company, such as Cara’s common stock, which could result significant dilution to Cara’s stockholders. Additionally, in connection with such strategic alternatives, Cara may seek to finance its cash needs through a combination of equity offerings, debt financings, royalty arrangements, grants, license and development agreements in connection with any collaborations, and other financial instruments. Cara does not yet have any committed external source of funds. To the extent that Cara raises additional capital by issuing equity securities, Cara’s existing stockholders’ ownership will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting Cara’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.
If Cara raises additional funds through strategic transactions, collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, Cara may have to relinquish valuable rights to its technologies, future revenue streams, research programs, product candidate or grant licenses on terms that may not be favorable to Cara. Any debt financing that Cara enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of Cara’s assets as well as prohibitions on Cara’s ability to create liens, pay dividends, redeem its stock or make investments.
The use of Cara’s net operating loss carryforwards and research tax credits may be limited.
A portion of Cara’s net operating loss (NOL), carryforwards and R&D tax credits may expire and not be used. As of December 31, 2023, Cara had federal and state NOL carryforwards of approximately $467.0 million and $473.3 million, respectively, and Cara also had federal and state R&D tax credit carryforwards of approximately $27.5 million and $4.5 million, respectively. Cara’s NOL carryforwards will begin expiring in 2026 for federal purposes (to the extent such federal NOLs are generated in taxable years beginning on or before December 31, 2017) and 2027 for state purposes if Cara has not used them prior to that time, and Cara’s federal R&D tax credits will begin expiring in 2025 unless previously used. The federal NOLs arising in 2018 and forward have an unlimited carryforward period and losses from 2018-2020 may be carried back five years due to the Coronavirus Aid, Relief, and Economic Security Act of 2020 (CARES Act). It is uncertain if and to what extent various states will conform to the Tax Cuts and Jobs Act of 2017 (TCJA), as modified by the CARES Act. To the extent that Cara has not exchanged its Connecticut R&D tax credits for a tax refund, those tax credits carry forward indefinitely. Additionally, Cara’s ability to use any NOL and R&D tax credit carryforwards to offset taxable income or tax, respectively, in the future will be limited under Internal Revenue Code Sections 382 and 383, respectively, if Cara has a cumulative change in ownership of Cara’s stock of more than 50% within a three-year period. The completion of Cara’s initial public offering in 2014 and Cara’s follow-on public offerings in 2015, 2017, 2018 and 2019, together with private placements and other transactions that have occurred, may have triggered such ownership changes. Cara conducted a 382 analysis in the first quarter of 2021. This analysis showed a limited change of ownership had occurred, and the amount of NOL carryforwards and R&D tax credits that could be utilized annually in the future to offset taxable income or tax, respectively. In addition, since Cara will need to raise substantial additional funding to finance its operations, Cara may undergo ownership changes in the future. The Merger, if consummated, may also constitute an ownership change (within the meaning of Section 382 of the Code). Any such annual limitation may significantly reduce the utilization of the NOL carryforwards and R&D tax credits before they expire. In addition, certain states have in the past suspended use of NOL carryforwards for certain taxable years (including Connecticut which currently limits the use of NOL carryforwards by 50% and California, which recently enacted legislation that temporarily suspends the use of California NOLs for three years beginning on or after January 1, 2024), and other states are considering similar measures. As a result, Cara may incur higher state income tax expense in the future. Depending on Cara’s future tax position, limitations on its ability to use NOL carryforwards in states in which Cara is subject to income tax could have an adverse impact on Cara’s results of operations and financial condition.
Changes to existing tax laws, or challenges to Cara’s tax positions could adversely affect its business and financial condition.
The tax regimes to which Cara is subject or under which Cara operates are unsettled and may be subject to significant change. The issuance of additional guidance related to existing or future tax laws, or changes to tax laws or regulations proposed or implemented by the current or a future U.S. presidential administration, Congress, or taxing authorities in other jurisdictions could materially affect Cara’s tax obligations. For example, beginning in 2022, the TCJA eliminated the option to deduct R&D expenditures in the year incurred and instead requires taxpayers to capitalize and subsequently amortize such expenditures over five years for research activities conducted in the United States and over 15 years for research activities conducted outside the United States. In January 2024, the U.S. House of Representatives passed the Tax Relief for American Families and Workers Act, which would retroactively repeal for 2022 and 2023, and defer until 2026, the requirement to capitalize R&D expenditures for research activities conducted in the United States. Uncertainty exists as to whether the bill will be enacted into law. In addition, U.S. federal, state and local tax laws are extremely complex and subject to various interpretations. Although Cara believes that its tax estimates and positions are reasonable, there can be no assurance that Cara’s tax positions will not be challenged by relevant tax authorities. If the relevant tax authorities assess additional taxes on Cara, this could result in adjustments to, or impact the timing or amount of, taxable income, deductions or other tax allocations, which may adversely affect Cara’s results of operations and financial position.
Because Cara does not intend to pay dividends on its common stock, your returns will be limited to any increase in the value of Cara’s stock.
Cara has never declared or paid any cash dividends on its capital stock. Cara currently intends to retain all available funds and any future earnings to support its operations and finance the growth and development of Cara’s business and does not anticipate declaring or paying any cash dividends on its common stock for the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock, if any. Investors seeking cash dividends should not purchase its common stock.

Provisions in Cara’s corporate charter documents and under Delaware law may prevent or frustrate attempts by Cara’s stockholders to change its management and hinder efforts to acquire a controlling interest in Cara, and the market price of Cara’s common stock may be lower as a result.
There are provisions in Cara’s certificate of incorporation and bylaws, as amended, that may make it difficult for a third party to acquire, or attempt to acquire, control of the company, even if a change in control was considered favorable by you and other stockholders. For example, Cara’s Board has the authority to issue up to 5,000,000 shares of preferred stock and to fix the price, rights, preferences, privileges, and restrictions of the preferred stock without any further vote or action by its stockholders. The issuance of shares of preferred stock may delay or prevent a change in control transaction. As a result, the market price of Cara’s common stock and the voting and other rights of Cara’s stockholders may be adversely affected. An issuance of shares of preferred stock may result in the loss of voting control to other stockholders.
Cara’s charter documents also contain other provisions that could have an anti-takeover effect, including:
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Cara’s Board is divided into three classes, with only one class of directors elected each year;

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Cara’s stockholders are entitled to remove directors only for cause upon a 66 2/3% vote;

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Cara’s stockholders are not permitted to take actions by written consent;

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Cara’s stockholders are not permitted to call a special meeting of stockholders; and

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Cara’s stockholders must give Cara advance notice of their intent to nominate directors or submit proposals for consideration at stockholder meetings.

In addition, Cara is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions by prohibiting Delaware corporations from engaging in specified business combinations with particular stockholders of those companies. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for Cara’s common stock, including transactions that may be in your best interests. These provisions may also prevent changes in Cara’s management or limit the price that investors are willing to pay for its stock.
Risks Related to Tvardi
Risks Related to Tvardi’s Financial Position and Need for Additional Capital
Tvardi has incurred significant net losses since inception, and expects to continue to incur significant net losses for the foreseeable future.
Development of biopharmaceutical product candidates is a highly speculative undertaking and involves a substantial degree of risk. Tvardi is still in the early stages of development of its product candidates and its lead product candidate, TTI-101, is only in Phase 2 clinical trials for idiopathic pulmonary fibrosis (IPF), and hepatocellular carcinoma (HCC). Tvardi has no products approved for commercial sale and has not generated any revenue to date. Tvardi has incurred significant net losses since its inception and has financed operations principally through equity and debt financing. Tvardi continues to incur significant research and development and other expenses related to its ongoing operations. Tvardi’s net loss was $16.7 million and $13.0 million for the nine months ended September 30, 2024 and 2023, respectively. As of September 30, 2024, it had an accumulated deficit of $79.5 million. Tvardi has devoted substantially all of its resources and efforts to research and development, and expects that it will be at several years, if ever, before Tvardi has a commercialized product candidate and generates revenue from sales. Even if Tvardi receives marketing approval for and commercializes one or more of its product candidates, Tvardi expects that it will continue to incur substantial research and development and other expenses in order to further develop and, if approved, market additional potential product candidates.
Tvardi expects to continue to incur significant losses for the foreseeable future, and anticipates that its expenses will increase substantially if, and as, it:

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advances TTI-101, TTI-109 and its other product candidates through clinical development, and, if successful, later-stage clinical trials;

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discovers and develops additional product candidates;

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advances its preclinical development programs into clinical development;

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experiences delays or interruptions to preclinical studies, clinical trials, receipt of services from its third-party service providers on whom Tvardi relies or its supply chain;

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seeks and maintains regulatory approvals for any product candidates that successfully complete clinical trials;

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commercializes TTI-101, TTI-109, any other product candidates and any future product candidates, if approved;

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increases the amount of research and development activities to identify and develop product candidates;

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hires additional clinical development, quality control, scientific and management personnel;

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expands its operational, financial and management systems and increases personnel, including personnel to support its clinical development and manufacturing efforts and operations as a public company;

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establishes a sales, marketing, medical affairs and distribution infrastructure to commercialize any products for which it may obtain marketing approval and intends to commercialize on its own or jointly with third parties;

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maintains, expands and protects its intellectual property portfolio;

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invests in or in-licenses other technologies or product candidates;

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continues to build out its organization to engage in such activities; and

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incurs additional legal, accounting, investor relations and other general and administrative expenses associated with operating as a public company.

Tvardi has a limited operating history, which may make it difficult to evaluate its prospects and likelihood of success.
Tvardi is a clinical-stage biopharmaceutical company with a limited operating history. Tvardi was incorporated in 2017, has no products approved for commercial sale and has not generated any revenue to date. Tvardi’s operations to date have been limited to organizing and staffing its company, business planning, raising capital, establishing its intellectual property portfolio and performing research and development of its product candidates, signaling and biology, medicinal chemistry and clinical insights to discover and develop novel therapies for the treatment of fibrosis-driven diseases, including IPF and certain cancers. Tvardi’s most advanced product candidate, TTI-101, is in clinical development for the treatment of IPF and HCC, and in preclinical development for the treatment of certain solid tumors. Tvardi’s second product candidate, TTI-109, is still in preclinical development. Both programs will require substantial additional development and clinical research time and resources before Tvardi would be able to apply for or receive regulatory approvals and begin generating revenue from product sales. All of Tvardi’s product candidates are still in preclinical and early clinical development and may be unable to obtain regulatory approval, manufacture a commercial scale product or arrange for a third party to do so on Tvardi’s behalf, or conduct sales and marketing activities necessary for successful product commercialization. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval and become commercially viable. In addition, as a business with a limited operating history, Tvardi may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors and risks frequently experienced by early-stage biopharmaceutical companies in rapidly evolving fields. Consequently, Tvardi has no meaningful history of operations upon which to evaluate its business, and predictions about any future success or viability may not be as accurate as they could be if Tvardi had a longer operating history or a history of successfully developing and commercializing drug products.

Tvardi has not generated any revenue to date and may never become or remain profitable.
Tvardi’s ability to become profitable depends upon its ability to generate revenue. To date, Tvardi has not generated any revenue. Tvardi does not expect to generate significant product revenue unless or until it successfully completes clinical development and obtains regulatory approval of, and then successfully commercializes, at least one of its product candidates. All of its product candidates will require additional preclinical studies or clinical development as well as regulatory review and approval, substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before it can generate any revenue from product sales. Tvardi will face significant development risk as its product candidate advances through clinical development. Tvardi’s ability to generate revenue depends on a number of factors, including, but not limited to:
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timely completion of its preclinical studies and current and future clinical trials, which may be significantly slower or more costly than currently anticipated and will depend substantially upon the performance of third-party contractors;

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Tvardi’s ability to complete IND application-enabling studies and successfully submit INDs or comparable applications to allow it to initiate clinical trials for current or any future product candidates;

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whether Tvardi is required by the FDA or similar foreign regulatory authorities to conduct additional clinical trials or other studies beyond those planned to support the approval and commercialization of its product candidates or any future product candidates;

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Tvardi’s ability to demonstrate to the satisfaction of the FDA or similar foreign regulatory authorities the safety, potency, purity and acceptable risk-to-benefit profile of its product candidates or any future product candidates;

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the prevalence, duration and severity of potential side effects or other safety issues experienced with its product candidates or future product candidates;

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the timely receipt of necessary marketing approvals from the FDA or similar foreign regulatory authorities;

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the willingness of physicians, operators of clinics and patients to utilize or adopt any of Tvardi’s product candidates or future product candidates as potential cancer treatments;

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Tvardi’s ability and the ability of third parties with whom it contracts to manufacture adequate clinical and commercial supplies of its product candidates or any future product candidates, remain in good standing with regulatory authorities and develop, validate and maintain commercially viable manufacturing processes that are compliant with current good manufacturing practices (cGMPs);

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Tvardi’s ability to successfully develop a commercial strategy and thereafter commercialize its product candidates or any future product candidates in the United States and internationally, if licensed for marketing, reimbursement, sale and distribution in such countries and territories, whether alone or in collaboration with others; and

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Tvardi’s ability to establish and enforce intellectual property rights in and to its product candidates or any future product candidates.

To become and remain profitable, Tvardi must develop and eventually commercialize products with significant market potential. This will require it to be successful in a range of challenging activities, including completing preclinical studies and clinical trials, obtaining marketing approval for product candidates, manufacturing, marketing and selling products for which it may obtain marketing approval and satisfying any post-marketing requirements. Tvardi may never succeed in any or all of these activities and, even if it does, it may never generate revenue that is significant enough to achieve profitability. If Tvardi does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis. Tvardi’s failure to become and remain profitable would decrease the value of the company and could impair its ability to raise capital, maintain research and development efforts, expand its business or continue its operations.

Tvardi’s financial condition raises substantial doubt as to its ability to continue as a going concern.
As of September 30, 2024, Tvardi had approximately $9.4 million in cash and cash equivalents and an accumulated deficit of $79.5 million, and Tvardi has incurred and expects to continue to incur significant costs in developing its product candidates. In light of certain factors, including that Tvardi has suffered recurring losses from operations and has an accumulated deficit of $79.5 million, there is substantial doubt as to its ability to continue as a going concern. To date, Tvardi has not generated product revenues from its activities and has incurred substantial operating losses. Tvardi expects that it will continue to generate substantial operating losses for the foreseeable future until it completes development and approval of its product candidates. It will continue to fund its operations primarily through utilization of its current financial resources and additional raises of capital.
These conditions raise substantial doubt about its ability to continue as a going concern. Tvardi plans to address these conditions by raising funds from this Merger, a public offering, from subsequent public or private offerings of equity or debt securities, and other funding sources. However, there can be no assurance that such funding will be available to Tvardi, will be obtained on terms favorable to Tvardi, or will provide Tvardi with sufficient funds to meet its objectives. The reaction of investors to the inclusion of a going concern statement by its auditors and the potential inability to continue as a going concern may materially adversely affect Tvardi’s ability to raise new capital or enter into partnerships.
Even if this Merger is successful, Tvardi will require substantial additional capital to fund its operations. If Tvardi is unable to raise such capital when needed, or on acceptable terms, it may be forced to delay, reduce and/or eliminate one or more of its research and drug development programs, future commercialization efforts or other operations.
Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. Tvardi’s operations have consumed substantial amounts of cash since inception. Tvardi expects its expenses to increase in connection with its ongoing activities, particularly as it conducts its planned clinical trials of TTI-101, TTI-109 and any future product candidates that it may develop, seek regulatory approvals for its product candidates and launch and commercialize any products for which it receives regulatory approval. Following this Merger, it also expects to incur additional costs associated with operating as a public company. Accordingly, it will need to obtain substantial additional funding in order to maintain its continuing operations. If Tvardi is unable to raise capital when needed or on acceptable terms, it may be forced to delay, reduce or eliminate one or more of its research and drug development programs or future commercialization efforts.
As of September 30, 2024, Tvardi had approximately $9.4 million in cash and cash equivalents and Tvardi will require additional capital in order to complete clinical development of any of its current programs. Tvardi’s monthly spending levels will vary based on new and ongoing development and corporate activities. Because the length of time and activities associated with development of its product candidates is highly uncertain, Tvardi is unable to estimate the actual funds it will require for development, marketing and commercialization activities. Tvardi’s future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:
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the initiation, progress, timing, costs and results of preclinical studies and clinical trials for its product candidates;

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the clinical development plans Tvardi establishes for its product candidates;

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the timelines of its clinical trials and the overall costs to conduct and complete the clinical trials, including any increased costs due to disruptions caused by marketplace conditions, including the effects of health epidemics, or other geopolitical and macroeconomic conditions;

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the cost and capital commitments required for manufacturing its product candidates at clinical and, if approved, commercial scales;

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the number and characteristics of product candidates that Tvardi develops;

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the outcome, timing and cost of meeting regulatory requirements established by the FDA and other comparable foreign regulatory authorities;

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whether Tvardi is able to enter into future collaboration agreements and the terms of any such agreements;

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the ability to achieve and timing of achieving a favorable pricing and reimbursement decision by the pricing authorities in the markets of interest;

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the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights, including patent infringement actions brought by third parties against Tvardi or its product candidates;

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the effect of competing technological and market developments;

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the cost and timing of completion of commercial-scale outsourced manufacturing activities; and

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the cost of establishing sales, marketing and distribution capabilities for any product candidates for which Tvardi may receive regulatory approval in regions where it chooses to commercialize its products on its own.

Tvardi does not have any committed external source of funds or other support for its development efforts and cannot be certain that additional funding will be available on acceptable terms, or at all. Until Tvardi can generate sufficient revenue to finance its cash requirements, which it may never do, it expects to finance future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements. If Tvardi raises additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely affect the rights of its common stockholders. Further, to the extent that Tvardi raises additional capital through the sale of common stock or securities convertible or exchangeable into common stock, your ownership interest will be diluted. In addition, any debt financing may subject Tvardi to fixed payment obligations and covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If Tvardi raises additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, Tvardi may have to relinquish certain valuable intellectual property or other rights to its product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to Tvardi. Tvardi also may be required to seek collaborators for any of its product candidates at an earlier stage than otherwise would be desirable or relinquish its rights to product candidates or technologies that it otherwise would seek to develop or commercialize alone. Market volatility resulting from challenging financial markets factors, including the effects of health epidemics and geopolitical conflicts or other factors, could also adversely impact Tvardi’s ability to access capital when and in the amounts needed. If Tvardi is unable to raise additional capital in sufficient amounts or on terms acceptable to it, it may have to significantly delay, scale back or discontinue the development or commercialization of one or more of its product candidates or one or more of its other research and development initiatives. Any of the above events could significantly harm its business, prospects, financial condition and results of operations and cause the price of its common stock to decline.
The amount of Tvardi’s future losses is uncertain, and its quarterly and annual operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause its stock price to fluctuate or decline.
Tvardi’s quarterly and annual operating results may fluctuate significantly in the future due to a variety of factors, many of which are outside of its control and may be difficult to predict, including the following:
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the timing and success or failure of clinical trials for its product candidates or competing product candidates;

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Tvardi’s ability to successfully recruit and retain subjects for clinical trials, and any delays caused by difficulties in such efforts;

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Tvardi’s ability to obtain marketing approval for its product candidates, and the timing and scope of any such approvals it may receive;

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the timing and cost of, and level of investment in, research and development activities relating to its product candidates, which may change from time to time;

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the cost of manufacturing its product candidates, which may vary depending on the difficulty of manufacturing, quantity of production and the terms of its agreements with manufacturers;

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Tvardi’s ability to attract, hire and retain qualified personnel;

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expenditures that Tvardi will or may incur to develop additional product candidates;

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the level of demand for its product candidates should they receive approval, which may vary significantly;

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the risk/benefit profile, cost and reimbursement policies with respect to its product candidates, if approved;

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existing and potential future therapeutics that compete with its product candidates;

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changes in the competitive landscape of Tvardi’s industry, including consolidation among competitors or partners;

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general market conditions or extraordinary external events, such as recessions or the effects of health epidemics;

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the changing and volatile U.S. and global economic and political environments; and

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future accounting pronouncements or changes in its accounting policies.

The cumulative effects of these factors could result in large fluctuations and unpredictability in Tvardi’s quarterly and annual operating results. As a result, comparing Tvardi’s operating results on a period-to-period basis may not be meaningful. This variability and unpredictability could also result in it failing to meet the expectations of industry or financial analysts or investors for any period. If Tvardi’s revenue or operating results fall below the expectations of analysts or investors or below any forecasts Tvardi may provide to the market, or if the forecasts Tvardi provides to the market are below the expectations of analysts or investors, the price of its common stock could decline substantially. Such a stock price decline could occur even when Tvardi has met any previously publicly stated guidance it may provide.
Risks Related to Research and Development and the Biopharmaceutical Industry
Tvardi’s business is highly dependent on the success of its product candidates, TTI-101 and any other product candidates that it advances into the clinic. All of Tvardi’s product candidates will require significant additional preclinical and clinical development before Tvardi may be able to seek regulatory approval for and launch a product commercially.
Tvardi is currently conducting Phase 2 clinical trials of TTI-101 in IPF and HCC, has no products that are approved for commercial sale and may never be able to develop marketable products. Tvardi is early in its development efforts and has only one product candidate, TTI-101, in early clinical development and one product candidate, TTI-109, in preclinical development. If TTI-101, TTI-109 or any of its other product candidates encounter safety or efficacy problems, development delays, regulatory issues or other problems, Tvardi’s development plans and business would be significantly harmed.
Before Tvardi can generate any revenue from sales of its product candidates, TTI-101, TTI-109 or any of its other product candidates, it must undergo additional preclinical and clinical development, regulatory review and approval in one or more jurisdictions. In addition, if one or more of its product candidates are approved, it must ensure access to sufficient commercial manufacturing capacity and conduct significant marketing efforts in connection with any commercial launch. These efforts will require substantial investment, and Tvardi may not have the financial resources to continue development of its product candidates.
Tvardi may experience setbacks that could delay or prevent regulatory approval of the extent of regulatory protection for or its ability to commercialize, its product candidates, including:
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negative or inconclusive results from preclinical studies or clinical trials or the clinical trials of others for product candidates similar to Tvardi’s, leading to a decision or requirement to conduct additional preclinical testing or clinical trials or abandon a program;

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undesirable product-related side effects experienced by subjects in Tvardi’s clinical trials or by individuals using drugs or therapeutics similar to its product candidates;

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poor efficacy of Tvardi’s product candidates during clinical trials;

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delays in submitting IND applications or comparable foreign applications or delays or failure in obtaining the necessary approvals from FDA or other comparable foreign regulatory authorities to commence a clinical trial, or a suspension or termination of a clinical trial once commenced;

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conditions imposed by the FDA or comparable foreign regulatory authorities regarding the scope or design of Tvardi’s clinical trials;

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delays in enrolling subjects in clinical trials, including due to operational challenges or competition with other clinical trials;

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high drop-out rates or screening failures of subjects from clinical trials;

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inadequate supply or quality of product candidates or other materials necessary for the conduct of Tvardi’s clinical trials;

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greater than anticipated clinical trial costs;

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inability to compete with other therapies;

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failure to secure or maintain orphan designation in some jurisdictions;

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unfavorable FDA or other regulatory agency inspection and review of a clinical trial site;

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failure of its third-party contractors or investigators to comply with regulatory requirements or otherwise meet their contractual obligations in a timely manner, or at all;

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delays and changes in regulatory requirements, policy and guidelines, including the imposition of additional regulatory oversight around clinical testing generally or with respect to Tvardi’s technology in particular; or

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varying interpretations of Tvardi’s clinical and preclinical data by the FDA and other comparable foreign regulatory authorities.

In addition, because Tvardi’s other product candidates, in particular TTI-109, are based on similar mechanisms of action, if TTI-101 encounters safety or efficacy problems, manufacturing or supply interruptions, developmental delays, regulatory issues or other problems, its development plans and business related to those other indications for TTI-101 as well as other product candidates could be significantly harmed. Tvardi does not have complete control over many of these factors, including certain aspects of clinical development and the regulatory submission process, potential threats to its intellectual property rights and its manufacturing, marketing, distribution and sales efforts or that of any future collaborator.
Preclinical and clinical development involves a lengthy, complex and expensive process, with an uncertain outcome.
To obtain the requisite regulatory approvals to commercialize any product candidates, Tvardi must demonstrate through extensive preclinical studies and clinical trials that its product candidates are safe and effective in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. In particular, the general approach for FDA approval of a new drug is dispositive data from two well-controlled, Phase 3 clinical trials of the relevant drug in the relevant patient population. Phase 3 clinical trials typically involve hundreds of patients, have significant costs and take years to complete. A product candidate can fail at any stage of testing, even after observing promising signals of activity in earlier preclinical studies or earlier stage clinical trials. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. A large number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier clinical trials. Most product candidates that commence clinical trials are never approved as products and there can be no assurance that any of Tvardi’s future clinical trials will ultimately be successful or support further clinical development of TTI-101, TTI-109 or any of Tvardi’s other product candidates. Product candidates that appear promising in the early phases of development may fail to reach the market for several reasons, including:
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later stage clinical trials may show the product candidates to be less effective than expected or to have unacceptable side effects or toxicities;

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failure to establish clinical endpoints that applicable regulatory authorities would consider clinically meaningful;

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failure to receive the necessary regulatory approvals;

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development of competing products in the same indication;

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manufacturing costs, formulation issues, pricing or reimbursement issues or other factors that make a product candidate uneconomical; and

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the proprietary rights of others and their competing products and technologies that may prevent one of Tvardi’s product candidates from being commercialized.

Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in clinical trials have nonetheless failed to obtain marketing approval of their products. Additionally, some of Tvardi’s clinical trials are open-label, where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. In addition, open-label clinical trials may be subject to an “investigator bias,” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. Therefore, it is possible that positive results observed in open-label clinical trials will not be replicated in later placebo-controlled clinical trials.
In addition, the standards that the FDA and comparable foreign regulatory authorities use when regulating Tvardi require judgment and can change, which makes it difficult to predict with certainty how they will be applied. Although Tvardi is initially focusing its efforts on development of small molecule drug products, it may in the future pursue development of other products, which could make it subject to additional regulatory requirements. Any analysis Tvardi performs of data from preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Tvardi may also encounter unexpected delays or increased costs due to new government regulations. Examples of such regulations include future legislation or administrative action, or changes in FDA policy during the period of product development and FDA regulatory review. It is impossible to predict whether legislative changes will be enacted, or whether FDA or foreign regulations, guidance or interpretations will be changed, or what the impact of such changes, if any, may be. The FDA may also require a panel of experts, referred to as an Advisory Committee, to deliberate on the adequacy of the safety and efficacy data to support approval. The opinion of the Advisory Committee, although not binding, may have a significant impact on Tvardi’s ability to obtain approval of any product candidates that it develops.
Successful completion of clinical trials is a prerequisite to submitting a new drug application (NDA), to the FDA and similar marketing applications to comparable foreign regulatory authorities, for each product candidate, and, consequently, the ultimate approval and commercial marketing of any product candidates. Tvardi may experience negative or inconclusive results, which may result in it deciding, or being required by regulators, to conduct additional preclinical studies or clinical trials or abandon some or all of its product development programs, which could have a material adverse effect on its business.
Tvardi’s ongoing and future clinical trials may reveal significant adverse events or unexpected drug-drug interactions not seen in preclinical studies and may result in a safety profile that could delay or prevent regulatory approval or market acceptance of any of its product candidates.
To obtain the requisite regulatory approvals to market and sell TTI-101 or TTI-109 for any indication, or any of Tvardi’s future product candidates, it must demonstrate through clinical trials that such product candidates are safe and effective for use in each targeted indication. Most product candidates that begin clinical trials are never approved by regulatory authorities for commercialization. Unforeseen side effects could arise either during clinical development, or, if such side effects are more rare, after Tvardi’s products have been approved by regulatory authorities and the approved product has been marketed, resulting in the exposure of additional patients than if such side effect had arisen during a clinical trial. Further, Tvardi may be unable to establish clinical endpoints that applicable regulatory authorities would consider clinically meaningful, and a clinical trial can fail at any stage of testing.
Tvardi completed clinical trials of its lead product candidate, TTI-101, in healthy volunteers and in patients with advanced malignancies, where TTI-101 was observed to be generally well-tolerated. However, if significant adverse events or other side effects are observed in any of its ongoing or future clinical trials, Tvardi may have difficulty recruiting patients to its clinical trials, patients may drop out of its clinical trials or it may be required to abandon the clinical trials or development efforts altogether. In addition, in Tvardi’s ongoing Phase 2 clinical trials, Tvardi is evaluating TTI-101 administered alone or in addition to SoC IPF and HCC agents. Tvardi may encounter unexpected drug-drug interactions in planned clinical trials and may be required to further test these product candidates, including additional drug-drug interaction studies, which may be expensive and time-consuming and result in delays to Tvardi’s programs.
For example, in Tvardi’s Phase 1b/2 clinical trial in HCC, Tvardi explored escalating dosages of TTI-101 up to 1200 mg/day and determined 800 mg/day as the recommended monotherapy Phase 2 dose (RP2D). Based upon the HCC RP2D determination as well as other early data, Tvardi requested that the Safety Monitoring Committee of the Phase 2 clinical trial in IPF convene to consider discontinuation of enrollment to 1200 mg/day arm. The Safety Monitoring Committee agreed with Tvardi’s recommendation to discontinue enrollment to the 1200 mg/day arm. In addition, after reviewing the benefit-risk of the remaining arms of the clinical trial, they recommended to continue enrollment to the 400 mg/day, 800 mg/day and placebo arms of the clinical trial.
Separately, early safety data from the combination arms (TTI-101 + pembrolizumab or TTI-101 + atezolizumab + bevacizumab) of the Phase 1b/2 clinical trial in HCC revealed a higher-than-expected incidence of pulmonary-related treatment-emergent adverse events, which are known side effects of treatment with standard of care. Based upon this information, and after consultations with thought leaders and investigators, the protocol was modified to explore lower dosages and intermittent schedules of TTI-101 in combination with pembrolizumab or atezolizumab + bevacizumab.
Clinical trials of Tvardi’s product candidates must be conducted in carefully defined subsets of patients who have agreed to enter into clinical trials. Consequently, it is possible that Tvardi’s clinical trials, or those of any potential future collaborator, may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects. If one or more of Tvardi’s product candidates receives marketing approval and Tvardi, or others, discover that it is less effective than previously believed or causes undesirable side effects that were not previously identified, including during any long-term follow-up observation period recommended or required for patients who receive treatment using Tvardi’s products, a number of potentially significant negative consequences could result, including:
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regulatory authorities may withdraw approvals of such product, seize the product or seek an injunction against its manufacture or distribution;

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Tvardi, or any future collaborators, may be required to recall the product, change the way such product is administered to patients or conduct additional clinical trials;

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additional restrictions may be imposed on the marketing of, or the manufacturing processes for, the particular product;

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regulatory authorities may require additional warnings on the label, such as a “black box” warning or a contraindication, or impose distribution or use restrictions;

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Tvardi, or any future collaborators, may be required to create a Risk Evaluation and Mitigation Strategy (REMS), which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers and/or other elements to assure safe use;

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Tvardi, or any future collaborators, may be subject to fines, injunctions or the imposition of civil or criminal penalties;

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Tvardi, or any future collaborators, could be sued and held liable for harm caused to patients;

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the product may become less competitive; and

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Tvardi’s reputation may suffer.

Any of the foregoing could prevent Tvardi from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm its business, results of operations and prospects, and could adversely impact Tvardi’s financial condition, results of operations or the market price of its common stock.
Tvardi may be subject to additional risks because it intends to evaluate its product candidates in combination with the standard of care for the indications that Tvardi is pursuing.
Tvardi intends to evaluate its product candidates in combination with other compounds, specifically the standard of care for the indications that Tvardi is pursuing. The use of Tvardi’s product candidates in combination with such other compounds may subject it to risks that Tvardi would not face if its product candidates were being administered as monotherapy. The outcome and cost of developing a product candidate to be used with other compounds is difficult to predict and dependent on a number of factors that are outside its control. If Tvardi experiences efficacy or safety issues in its clinical trials in which its product candidates are being administered with other compounds, Tvardi may not receive regulatory approval for its product candidates, which could prevent it from ever generating revenue or achieving profitability.
Tvardi may experience delays in initiating, completing or ultimately be unable to complete, the development and commercialization of TTI-101, TTI-109 or any other product candidates.
Tvardi may experience delays in initiating or completing clinical trials. Tvardi also may experience numerous unforeseen events during, or as a result of, any future clinical trials that could delay or prevent its ability to receive marketing approval or commercialize TTI-101, TTI-109 or any other product candidates, including:
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regulators or institutional review boards (IRBs), or ethics committees may not authorize Tvardi its investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

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the FDA or other comparable regulatory authorities may disagree with Tvardi’s clinical trial design, including with respect to dosing levels administered in its planned clinical trials, which may delay or prevent Tvardi from initiating its clinical trials with its originally intended trial design;

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Tvardi may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective contract research organizations (CROs), which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

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patient enrollment in Tvardi’s clinical trials may be slower than anticipated;

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the number of subjects required for clinical trials of any product candidates may be larger than Tvardi anticipates, or subjects may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than Tvardi anticipates;

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Tvardi’s third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to Tvardi in a timely manner, or at all, or may deviate from the clinical trial protocol or drop out of the clinical trial, which may require that Tvardi add new clinical trial sites or investigators;

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Tvardi may experience delays or interruptions to its manufacturing supply chain, or it could suffer delays in reaching, or may fail to reach, agreement on acceptable terms with third-party service providers on whom it relies;

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additional delays and interruptions to Tvardi’s clinical trials could extend the duration of the clinical trials and increase the overall costs to finish the clinical trials as its fixed costs are not substantially reduced during delays;

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Tvardi may elect to, or regulators, IRBs, Data Safety Monitoring Boards (DSMBs), or ethics committees may require that it or its investigators suspend or terminate clinical research or trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

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Tvardi may not have the financial resources available to begin and complete the planned clinical trials, or the cost of clinical trials of any product candidates may be greater than it anticipates;

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the supply or quality of its product candidates or other materials necessary to conduct clinical trials of its product candidates may be insufficient or inadequate to initiate or complete a given clinical trial; and

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the FDA or other comparable foreign regulatory authorities may require Tvardi to submit additional data such as long-term toxicology studies or impose other requirements before permitting it to initiate a clinical trial.

Tvardi’s product development costs will increase if it experiences additional delays in clinical testing or in obtaining marketing approvals. Tvardi does not know whether any of its clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. If Tvardi does not achieve product development goals in the timeframes it announces and expects, the approval and commercialization of its product candidates may be delayed or prevented entirely. Significant clinical trial delays also could shorten any periods during which it may have the exclusive right to commercialize product candidates and may allow competitors to bring products to market before Tvardi does, potentially impairing its ability to successfully commercialize product candidates and harming its business and results of operations. Any delays in Tvardi’s clinical development programs may harm its business, financial condition and results of operations significantly.
Interim, blinded and preliminary data from Tvardi’s clinical trials that it announces or publishes from time to time may change as more patient data become available or as additional analyses are conducted and as the data are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, Tvardi may publish interim, blinded or preliminary data from clinical trials. Interim data from clinical trials that it may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more or longer-term patient data become available. For example, the only Phase 2 clinical data in IPF Tvardi has from the preliminary, blinded safety data review of 45 patients in its Phase 2 clinical trial in patients suffering from IPF, which represents a small sample size relative to Tvardi’s targeted enrollment for the overall clinical trial, and may not be indicative of the clinical trial’s final results. The purpose of this blinded data review was to enable an assessment of the overall management and conduct of the clinical trial, without unblinding any individual patient data. Tvardi cannot make any determinations regarding the safety or efficacy of TTI-101 from this blinded data and it must wait for final unblinded data to make assessments about the safety or efficacy of TTI-101 in IPF. Preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data previously published. As a result, interim and preliminary blinded data should be viewed with caution until the final data are available, as initial clinical trial results as necessarily indicative of results that will be obtained in subsequent clinical trials or clinical practice. Differences between preliminary or interim data and final data could significantly harm Tvardi’s business prospects.
Positive results from early preclinical studies and clinical trials of Tvardi’s current or future product candidates are not necessarily predictive of the results of later preclinical studies and clinical trials of Tvardi’s current or future product candidates. If Tvardi cannot replicate the positive results from preclinical studies or early clinical trials of its current or future product candidates in future clinical trials, Tvardi may be unable to successfully develop, obtain regulatory approval for and commercialize current or future product candidates.
Positive results from Tvardi’s preclinical studies of current or future product candidates, and any positive results it may obtain from early clinical trials of its current or future product candidates, including the ongoing and future clinical trials of TTI-101, may not necessarily be predictive of the results from required later preclinical studies and clinical trials. Similarly, even if Tvardi is able to complete its planned preclinical studies or clinical trials of current or future product candidates according to its current development timeline, the positive results from such preclinical studies and/or clinical trials of current or future product candidates, including TTI-101 and TTI-109, may not be replicated in subsequent preclinical studies or clinical trials. In particular, while Tvardi has conducted certain preclinical studies of TTI-109 and Phase 1 clinical trials of TTI-101, it does not know whether either of these product candidates will perform in planned clinical trials as it has performed in these prior preclinical studies or early clinical trials.
There is no guarantee that preclinical results or early clinical results will be replicated in later clinical trials. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development, and Tvardi cannot be certain that it will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain approval from the FDA or comparable foreign regulatory authority. If Tvardi fails to produce positive results in planned preclinical studies or clinical trials of any of its current or future product candidates, the development timeline and regulatory approval and commercialization prospects for its current or future product candidates, and, correspondingly, its business and financial prospects, would be materially adversely affected.
If Tvardi encounters difficulties enrolling patients in clinical trials, its clinical development activities could be delayed or otherwise adversely affected.
Tvardi may experience difficulties in patient enrollment in clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on Tvardi’s ability to enroll a sufficient number of patients who remain in the clinical trial until its conclusion. The enrollment of patients depends on many factors, including:
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the patient eligibility and exclusion criteria defined in the protocol;

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the size of the patient population required for analysis of the clinical trial’s primary endpoints and the process for identifying patients;

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the willingness or availability of patients to participate in Tvardi’s clinical trials;

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the proximity of patients to clinical trial sites;

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the design of the clinical trial;

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Tvardi’s ability to recruit clinical trial investigators with the appropriate competencies and experience;

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clinicians’ and patients’ perceptions as to the potential advantages and risks of the product candidate being studied in relation to other available therapies, including any new products that may be approved for the indications Tvardi is investigating or other preclinical studies or clinical trials enrolling for similar diseases;

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the availability of competing commercially available therapies and other competing product candidates’ clinical trials;

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Tvardi’s ability to obtain and maintain patient informed consents; and

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the risk that patients enrolled in clinical trials will drop out of the trials before completion.

For example, Tvardi is initially developing TTI-101 for the treatment of IPF and HCC. In the United States, IPF is estimated to only affect approximately 150,000 patients in the United States. As a result, Tvardi may encounter difficulties enrolling subjects in its clinical trials of TTI-101 due, in part, to the small size of these patient populations. Tvardi’s clinical trials compete with other clinical trials for product candidates that are in the same therapeutic areas as its product candidates, and this competition will reduce the number and types of patients available to Tvardi, because some patients who might have opted to enroll in Tvardi’s clinical trials may instead opt to enroll in a clinical trial being conducted by one of its competitors. Since the number of qualified clinical investigators is limited, Tvardi expects to conduct some of its clinical trials at the same clinical trial sites that some of its competitors use, which will reduce the number of patients who are available for Tvardi’s clinical trials in such clinical trial site. Certain of Tvardi’s planned clinical trials may also involve invasive procedures such as bronchoscopy and broncho-alveolar lavage, which may lead some patients to drop out of clinical trials to avoid these follow-up procedures.
Additionally, the FDA may modify or enhance clinical trial requirements, which may affect enrollment. For example, in August 2023, the FDA published a guidance document, “Informed Consent, Guidance for IRBs, Clinical Investigators, and Sponsors,” which supersedes past guidance and finalizes draft guidance on informed consent. The FDA’s new guidance presents evolving requirements for informed consent which may affect recruitment and retention of patients in clinical trials. Effects on recruitment and retention of patients may hinder or delay a clinical trial and could cause a significant setback to an applicable program.
The design or execution of Tvardi’s ongoing and future clinical trials may not support marketing approval.
The design or execution of a clinical trial can determine whether its results will support marketing approval, and flaws in the design or execution of a clinical trial may not become apparent until the clinical trial is well advanced. Tvardi is currently recruiting two Phase 2 clinical trials of TTI-101, one in IPF as monotherapy and in addition to SoC therapy and another in HCC as monotherapy and combination with SoC therapy. In some instances, there can be significant variability in safety or efficacy results between different clinical trials with the same product candidate due to numerous factors, including differences in clinical trial protocols, size and type of the patient populations, variable adherence to the dosing regimen or other protocol requirements and the rate of dropout among clinical trial participants. Tvardi does not know whether any clinical trials it conducts will demonstrate consistent or adequate efficacy and safety to obtain marketing approval to market its product candidates.
Further, the FDA and comparable foreign regulatory authorities have substantial discretion in the approval process and in determining when or whether marketing approval will be obtained for any of Tvardi’s product candidates. Tvardi’s product candidates may not be approved even if they achieve their primary endpoints in future Phase 3 clinical trials or registrational trials. The FDA or comparable foreign regulatory authorities may disagree with Tvardi’s clinical trial designs and its interpretation of data from preclinical studies or clinical trials. Further, requirements regarding clinical trial data may evolve. Changes to data requirements may cause the FDA or comparable foreign regulatory authorities to disagree with data from preclinical studies or clinical trials, and may require further studies.
In addition, any of these regulatory authorities may change requirements for the approval of a product candidate even after reviewing and providing comments or advice on a protocol for a pivotal Phase 3 or registrational clinical trial. In addition, any of these regulatory authorities may also approve a product candidate for fewer or more limited indications than Tvardi requests or may grant approval contingent on the performance of costly post-marketing clinical trials. The FDA or comparable foreign regulatory authorities may not approve the labeling claims that Tvardi believes would be necessary or desirable for the successful commercialization of its product candidates, if approved.
Tvardi may not be successful in its efforts to identify or discover additional product candidates in the future.
Tvardi’s research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons, including:
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Tvardi’s inability to design such product candidates with the pharmacological properties that it desires or attractive PK; or

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potential product candidates may, on further study, be shown to have harmful side effects or other characteristics that indicate that they are unlikely to be medicines that will receive marketing approval and achieve market acceptance.

Research programs to identify new product candidates require substantial technical, financial, and human resources. If Tvardi is unable to identify suitable compounds for preclinical and clinical development, it will not be able to obtain product revenue in future periods, which likely would result in significant harm to it financial position and adversely impact its stock price.

Due to Tvardi’s limited resources and access to capital, it must make decisions on the allocation of resources to certain programs and product candidates; these decisions may prove to be wrong and may adversely affect its business.
Tvardi has limited financial and human resources and intends to initially focus on research programs and product candidates for a limited set of indications. As a result, it may forgo or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential or a greater likelihood of success. In addition, Tvardi seeks to accelerate its development timelines, including by initiating certain clinical trials of its product candidates before earlier-stage studies have been completed. This approach may cause Tvardi to commit significant resources to prepare for and conduct later-stage clinical trials for one or more product candidates that subsequently fail earlier-stage clinical testing. Therefore, resource allocation decisions may cause Tvardi to fail to capitalize on viable commercial products or profitable market opportunities or expend resources on product candidates that are not viable.
There can be no assurance that Tvardi will ever be able to identify additional therapeutic opportunities for its product candidates or to develop suitable potential product candidates through internal research programs, which could materially adversely affect its future growth and prospects. Tvardi may focus its efforts and resources on potential product candidates or other potential programs that ultimately prove to be unsuccessful.
Tvardi may in the future conduct clinical trials for current or future product candidates outside the United States, and the FDA and comparable foreign regulatory authorities may not accept data from such clinical trials.
Tvardi may in the future choose to conduct one or more clinical trials outside the United States. The acceptance of study data from clinical trials conducted outside the United States or another jurisdiction by the FDA or comparable foreign regulatory authority may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice, (ii) the clinical trials were performed by clinical investigators of recognized competence and (iii) the data may be considered valid without the need for an on-site inspection by the FDA, or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign clinical trials would be subject to the applicable local laws of the foreign jurisdictions where the clinical trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from clinical trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional clinical trials, which could be costly and time-consuming, and which may result in current or future product candidates that Tvardi may develop not receiving approval for commercialization in the applicable jurisdiction.
Although Tvardi has received U.S. orphan drug designation for TTI-101 for IPF and HCC, it may be unable to obtain and maintain orphan drug designation for other product candidates and, even if Tvardi obtains such designation, it may not be able to realize the benefits of such designation, including potential marketing exclusivity of its product candidates, if approved.
Regulatory authorities in some jurisdictions, including the United States and other major markets, may designate drugs intended to treat conditions or diseases affecting relatively small patient populations as orphan drugs. Under the Orphan Drug Act of 1983, the FDA, may designate a product candidate as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as having a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. Although Tvardi has received U.S. orphan drug designation for TTI-101 for IPF and HCC, the designation of any of its product candidates as an orphan drug does not mean that any regulatory agency will accelerate regulatory review of, or ultimately approve, that product candidate, nor does it limit the ability of any regulatory agency to grant orphan drug designation to product candidates of other companies that treat the same indications as Tvardi’s product candidates.
Generally, if a product candidate with an orphan drug designation receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or foreign regulatory authorities from approving another marketing application for a product that constitutes a similar medicinal product treating the same indication for that marketing exclusivity period, except in limited circumstances. The applicable period is seven years in the United States. Orphan drug exclusivity may be revoked if any regulatory agency determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition.
Although Tvardi received orphan drug designation for TTI-101 for IPF and HCC, that exclusivity may not effectively protect the product candidate from competition because different drugs with different active moieties can be approved for the same condition in the United States. Even after an orphan drug is approved, the FDA may subsequently approve another drug with the same active moiety for the same condition if the FDA concludes that the latter drug is not a similar medicinal product or is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. Any legislative changes to the orphan drug provisions could change Tvardi’s opportunities for, or likelihood of success in obtaining, orphan drug exclusivity and would materially adversely affect Tvardi’s business, results of operations, financial condition and prospects.
Although Tvardi has received a Fast Track designation from the FDA for TTI-101 for HCC and intends to seek Fast Track designation for TTI-109 for HCC, it may not benefit from a faster development or regulatory review or approval process, and a Fast Track designation does not increase the likelihood that its product candidates will receive marketing approval.
If a drug product is intended for the treatment of a serious or life-threatening disease or condition and it demonstrates the potential to address unmet medical needs for such a disease or condition, the drug sponsor may apply for FDA Fast Track designation for a particular indication. Tvardi has received Fast Track designation for TTI-101 for the treatment of relapsed/refractory locally advanced, unresectable or metastatic HCC but may never receive Fast Track designation for TTI-109. Marketing applications submitted by sponsors of products in Fast Track development may qualify for priority review under the policies and procedures offered by the FDA, but the Fast Track designation does not assure any such qualification or ultimate marketing licensure by the FDA. Although Tvardi received Fast Track designation for TTI-101, it may not experience a faster development process, review or licensure compared to conventional FDA procedures or pathways, and receiving a Fast Track designation does not provide assurance of ultimate FDA licensure. In addition, the FDA may withdraw any Fast Track designation granted to Tvardi if it believes that the designation is no longer supported by data from Tvardi’s clinical development program. The FDA may also withdraw any Fast Track designation at any time.
Even if a product candidate Tvardi develops receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.
Even if TTI-101, TTI-109 or any other product candidate Tvardi develops receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors, such as Medicare and Medicaid programs and managed care organizations, and others in the medical community. In addition, the availability of coverage by third-party payors may be affected by existing and future healthcare reform measures designed to reduce the cost of health care. If the product candidates Tvardi develops do not achieve an adequate level of acceptance, Tvardi may not generate significant product revenues and Tvardi may not become profitable.
The degree of market acceptance of any product candidate, if approved for commercial sale, will depend on a number of factors, including:
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efficacy and potential advantages compared to alternative treatments;

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the ability to offer Tvardi’s products, if approved, for sale at competitive prices;

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convenience and ease of administration compared to alternative treatments;

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the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

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the recommendations with respect to Tvardi’s product candidates in guidelines published by various scientific organizations applicable to Tvardi and its product candidates;

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the strength of marketing and distribution support;

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the ability to obtain sufficient third-party coverage and adequate reimbursement; and

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the prevalence and severity of any side effects.

If government and other third-party payors do not provide coverage and adequate reimbursement levels for any products Tvardi commercializes, market acceptance and commercial success would be reduced.
Tvardi faces substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than Tvardi.
The development and commercialization of new drug products is highly competitive. Tvardi may face competition with respect to any product candidates that it seeks to develop or commercialize in the future from major biopharmaceutical companies, specialty biopharmaceutical companies and biotechnology companies worldwide. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.
There are a number of biopharmaceutical and biotechnology companies that are currently pursuing the development of products for the treatment of IPF and HCC. Companies that Tvardi is aware of that are targeting the treatment of various fibrosis indications include companies with significantly more financial resources such as AbbVie Inc., AstraZeneca plc, Bristol Myers Squibb Co., Corbus Pharmaceutical, Merck & Co., Inc., Morphic Therapeutics Inc., Novartis AG, Pliant Therapeutics Inc., Scholar Rock Inc. and Takeda Pharmaceutical Company. Companies that Tvardi is aware of that are targeting the treatment of the HCC indication include large companies such as Novartis AG, Bristol Myers Squibb Co., Roche AG, AstraZeneca plc, AbbVie Inc. and Bayer AG.
Many of Tvardi’s current or potential competitors, either alone or with their strategic partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than Tvardi does.
Mergers and acquisitions in the biopharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with Tvardi in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, its programs. Tvardi’s commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, more convenient or less expensive than any products that Tvardi may develop. Furthermore, products currently approved for other indications could be discovered to be effective treatments of fibrosis as well, which could give such products significant regulatory and market timing advantages over TTI-101, TTI-109 or other product candidates that Tvardi may identify. Tvardi’s competitors also may obtain FDA or other regulatory approval for their products more rapidly than Tvardi may obtain approval for its product candidates, which could result in Tvardi’s competitors establishing a strong market position before Tvardi is able to enter the market. Additionally, products or technologies developed by Tvardi’s competitors may render its potential product candidates uneconomical or obsolete, and Tvardi may not be successful in marketing any product candidates it may develop against competitors. The availability of competitive products could limit the demand, and the price Tvardi is able to charge, for any products that it may develop and commercialize.

Compliance with governmental regulations regarding the treatment of animals used in research could increase Tvardi’s operating costs, which would adversely affect the commercialization of its products.
The Animal Welfare Act (AWA), is the federal law that covers the treatment of certain animals used in research. Currently, the AWA imposes a wide variety of specific regulations that govern the humane handling, care, treatment and transportation of certain animals by producers and users of research animals, most notably relating to personnel, facilities, sanitation, cage size and feeding, watering and shipping conditions. Third parties with whom Tvardi contracts are subject to registration, inspections and reporting requirements under the AWA. Furthermore, some states have their own regulations, including general anti-cruelty legislation, which establish certain standards in handling animals. Comparable rules, regulations and/or obligations exist in many foreign jurisdictions. If Tvardi or its contractors fail to comply with regulations concerning the treatment of animals used in research, Tvardi may be subject to fines and penalties and adverse publicity, and its operations could be adversely affected.
If product liability lawsuits are brought against Tvardi, it may incur substantial financial or other liabilities and may be required to limit commercialization of its product candidates.
Tvardi faces an inherent risk of product liability as a result of testing TTI-101, TTI-109 and any of its other product candidates in clinical trials and will face an even greater risk if it commercializes any products. For example, Tvardi may be sued if its product candidates cause, or are perceived to cause, injury or are found to be otherwise unsuitable during clinical trials, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If Tvardi cannot successfully defend itself against product liability claims, it may incur substantial liabilities or be required to limit commercialization of its product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:
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inability to bring a product candidate to the market;

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decreased demand for Tvardi products;

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injury to Tvardi’s reputation;

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withdrawal of clinical trial participants and inability to continue clinical trials;

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initiation of investigations by regulators;

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fines, injunctions or criminal penalties;

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costs to defend the related litigation;

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diversion of management’s time and its resources;

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substantial monetary awards to trial participants;

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product recalls, withdrawals or labeling, marketing or promotional restrictions;

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loss of revenue;

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exhaustion of any available insurance and Tvardi’s capital resources;

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the inability to commercialize any product candidate, if approved; and

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decline in Tvardi’s share price.

Tvardi’s inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products it develops. Tvardi will need to obtain additional insurance for clinical trials as TTI-101 continues clinical development and as additional product candidates, including TTI-109, enter the clinic. However, Tvardi may be unable to obtain, or may obtain on unfavorable terms, clinical trial insurance in amounts adequate to cover any liabilities from any of its clinical trials. Tvardi’s insurance policies may also have various exclusions, and Tvardi may be subject to a product liability claim for which it has no coverage. Tvardi may have to pay any amounts awarded by a court or negotiated in a settlement that exceed its coverage limitations or that are not covered by its insurance, and Tvardi may not have, or be able to obtain, sufficient capital to pay such amounts. Even if Tvardi’s agreements with any future corporate collaborators entitle it to indemnification against losses, such indemnification may not be available or adequate should any claim arise.
Risks Related to Marketing, Reimbursement, Healthcare Regulations and Ongoing Regulatory Compliance
The regulatory approval process is highly uncertain, and Tvardi may be unable to obtain, or may be delayed in obtaining, U.S. or foreign regulatory approval and, as a result, unable to commercialize TTI-101, TTI-109 or any current or future product candidates. Even if Tvardi believes its current, or planned clinical trials are successful, regulatory authorities may not agree that they provide adequate data on safety or efficacy.
TTI-101, TTI-109 and any other current or future product candidates Tvardi develops are subject to extensive governmental regulations relating to, among other things, research, testing, development, manufacturing, approval, recordkeeping, reporting, labeling, storage, packaging, advertising and promotion, pricing, post-approval monitoring, marketing and distribution of products. Rigorous preclinical studies and clinical trials and an extensive regulatory approval process are required to be completed successfully in the United States and in many foreign jurisdictions before a new product can be marketed. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. It is possible that none of Tvardi’s product candidates will obtain the regulatory approvals necessary for Tvardi to begin selling them.
As a company, Tvardi has no prior experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including approval by the FDA. The time required to obtain FDA and other approvals is unpredictable but typically takes many years following the commencement of clinical trials, depending upon the type, complexity and novelty of the product candidate. The standards that the FDA and its foreign counterparts use when regulating Tvardi require judgment and can change, which makes it difficult to predict with certainty their application. Any analysis Tvardi performs of data from preclinical studies and clinical trials is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Tvardi may also encounter unexpected delays or increased costs due to new government regulations, for example, from future legislation or administrative action, or from changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. It is impossible to predict whether additional legislative changes will be enacted, or whether FDA or foreign regulations, guidance or interpretations will be changed, or the impact of such changes, if any. Any elongation or de-prioritization of preclinical studies or clinical trials or delay in regulatory review resulting from such disruptions could adversely affect the development and clinical testing of TTI-101, TTI-109 or other current or future product candidates.
Further, the FDA and its foreign counterparts may respond to any NDA that Tvardi may file by defining requirements that Tvardi does not anticipate. Such responses could delay clinical development of TTI-101, TTI-109 or any other current or future product candidates.
Any delay or failure in obtaining required approvals could adversely affect Tvardi’s ability to generate revenue from the particular product candidate for which Tvardi is seeking approval. Furthermore, any regulatory approval to market a product may be subject to limitations on the approved uses for which Tvardi may market the product or on the labeling or other restrictions.
Tvardi is also subject to or may in the future become subject to numerous foreign regulatory requirements governing, among other things, the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process varies among countries and may include all of the risks associated with the FDA approval process described above, as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval. FDA approval does not ensure approval by regulatory authorities outside the United States and vice versa. Any delay or failure to obtain U.S. or foreign regulatory approval for a product candidate could have a material and adverse effect on Tvardi’s business, financial condition, results of operations and prospects.

Even if Tvardi receives regulatory approval for its product candidates, it will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, Tvardi’s product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal. The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Tvardi may be subject to penalties if it fails to comply with regulatory requirements or experience unanticipated problems with its product candidates.
Any regulatory approvals that Tvardi or its future collaborators obtain for its product candidates may also be subject to limitations on the approved indicated uses for which a product may be marketed or to the conditions of approval or contain requirements for potentially costly post-marketing testing and surveillance to monitor the safety and efficacy of the product candidate.
In addition, if the FDA, the European Medicines Agency (EMA), or a comparable foreign regulatory authority approves Tvardi’s product candidates, the manufacturing processes, labeling, packaging, distribution, post-approval monitoring and AE reporting, storage, import, export, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. The FDA has significant post-market authority, including the authority to require labeling changes based on new safety information and to require post-market studies or clinical trials to evaluate safety risks related to the use of a product or to require withdrawal of the product from the market. The FDA also has the authority to require a REMS plan after approval, which may impose further requirements or restrictions on the distribution or use of an approved drug. The manufacturing facilities Tvardi uses to make a future product, if any, will also be subject to periodic review and inspection by the FDA and other regulatory agencies, including for continued compliance with cGMPs requirements. The discovery of any new or previously unknown problems with Tvardi’s third-party manufacturers, manufacturing processes or facilities may result in restrictions on the product, manufacturer or facility, including withdrawal of the product from the market. As Tvardi expects to rely on third-party manufacturers, it will not have control over compliance with applicable rules and regulations by such manufacturers.
Any product promotion and advertising will also be subject to regulatory requirements and continuing regulatory review. The FDA strictly regulates marketing, labeling, advertising and promotion of prescription drugs. These regulations include standards and restrictions for direct-to-consumer advertising, industry-sponsored scientific and educational activities, promotional activities involving the internet and off-label promotion. Any regulatory approval that the FDA grants is limited to those specific diseases and indications for which a product is deemed to be safe and effective by FDA. Although clinicians may prescribe products for off-label uses as the FDA and other regulatory agencies do not regulate a physician’s choice of drug treatment made in the physician’s independent medical judgment, Tvardi’s ability to promote any products will be narrowly limited to those indications that are specifically approved by the FDA. In addition, as Tvardi does not intend to conduct head-to-head comparative clinical trials for its product candidates, it will be unable to make comparative claims regarding any other products in the promotional materials for its product candidates.
If Tvardi promotes its approved products in a manner inconsistent with FDA-approved labeling or otherwise not in compliance with FDA regulations, it may be subject to significant liability and enforcement action. If Tvardi or its collaborators, manufacturers or service providers fail to comply with applicable continuing regulatory requirements in the United States or foreign jurisdictions in which Tvardi seeks to market its product candidates, Tvardi or its collaborators, manufacturers or service providers may be subject to, among other things, fines, warning or untitled letters, holds on clinical trials, delay of approval or refusal by the FDA or comparable foreign regulatory bodies to approve pending applications or supplements to approved applications, suspension or withdrawal of regulatory approval, product recalls and seizures, administrative detention of products, refusal to permit the import or export of products, operating restrictions, injunction, civil penalties and criminal prosecution. The U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If Tvardi cannot successfully manage the promotion any product candidates, if approved, it could become subject to significant liability, which would materially adversely affect its business and financial condition.

Subsequent discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with Tvardi’s third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:
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restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market or voluntary or mandatory product recalls;

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fines, warning or untitled letters or holds on clinical trials;

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refusal by the Medicines and Healthcare Products Regulatory Agency or the FDA to approve pending applications or supplements to approved applications filed by Tvardi or its strategic partners;

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suspension or revocation of product license approvals;

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product seizure or detention or refusal to permit the import or export of products; and

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injunctions or the imposition of civil or criminal penalties.

Tvardi also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. Changes in FDA staffing could result in delays in the FDA’s responsiveness or in its ability to review submissions or applications, issue regulations or guidance, or implement or enforce regulatory requirements in a timely fashion or at all.
Coverage and reimbursement may be limited or unavailable or pricing unfavorable in certain market segments for Tvardi’s product candidates, if approved, which could make it difficult for Tvardi to sell any product candidates profitably.
Significant uncertainty exists as to the coverage and reimbursement status of any products for which Tvardi may obtain regulatory approval. In the United States, sales of any products for which Tvardi may receive regulatory marketing approval will depend, in part, on the availability of coverage and adequacy of reimbursement from third-party payors. Third-party payors include government authorities such as Medicare, Medicaid, TRICARE and the Veterans Administration, managed care providers, private health insurers, and other organizations. Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Coverage and adequate reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. Patients are unlikely to use Tvardi’s product candidates unless coverage is provided, and reimbursement is adequate to cover a significant portion of the cost. Tvardi cannot be sure that coverage and reimbursement will be available for, or accurately estimate the potential revenue from, its product candidates or assure that coverage and adequate reimbursement will be available for any product that Tvardi may develop and, if reimbursement is available, what the level of reimbursement will be.
Government authorities and other third-party payors decide which drugs and treatments they will cover and the amount of reimbursement. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:
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a covered benefit under its health plan;

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safe, effective and medically necessary;

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appropriate for the specific patient;

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cost-effective; and

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neither experimental nor investigational.

In the United States, as well as foreign jurisdictions, no uniform policy of coverage and reimbursement for products exists among third-party payors.
Coverage and reimbursement for products may vary depending on the payor, the insurance plan and other factors. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require Tvardi to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of Tvardi products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. Even if Tvardi obtains coverage for a given product, the resulting reimbursement payment rates might not be adequate for it to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Additionally, third-party payors may not cover, or provide adequate reimbursement for, long-term follow-up evaluations required following the use of product candidates, once approved. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for Tvardi’s product candidates, if approved.
A primary trend in the United States and European healthcare industries is toward cost containment, as legislative bodies, government authorities, third-party payors, and others have attempted to control costs by limiting coverage, pricing and the amount of reimbursement available for certain treatments. Such third-party payors, including Medicare, may question the coverage of, and challenge or seek to lower the prices charged for medical products, and many third-party payors limit coverage and reimbursement for newly approved health care products. Moreover, reimbursement, if available, may vary according to the use of the product and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost products and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payers or by future laws, regulations or guidance seeking to limit prescription drug prices. If Tvardi is unable to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payers for any approved products that Tvardi develops, or if net prices are reduced by mandatory discounts or rebates, there could be a material adverse effect on Tvardi’s operating results, its ability to raise capital needed to commercialize products and overall financial condition.
Changes to current healthcare laws and state and federal healthcare reform measures that may be adopted in the future that impact coverage and reimbursement for drug or biologic products may result in additional payment reductions in Medicare and other healthcare funding and otherwise affect the prices Tvardi may obtain for any product candidates for which it may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.
Recently enacted legislation, future legislation and other healthcare reform measures may increase the difficulty and cost for Tvardi to obtain marketing approval for and commercialize product candidates and may affect the prices Tvardi may set.
In the United States and some foreign jurisdictions, there have been, and Tvardi expects there will continue to be, a number of legislative and regulatory changes to the healthcare system, including cost-containment measures that may reduce or limit coverage and reimbursement for newly approved drugs and affect Tvardi’s ability to profitably sell any product candidates for which it obtains marketing approval. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare.
For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the ACA), was enacted in the United States, which resulted in delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. In addition, there have been a number of health reform initiatives by the Biden administration that have impacted the ACA. For example, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 (IRA), into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and through a newly established manufacturer discount program. It is possible that the ACA will be subject to judicial or congressional challenges in the future. Moreover, the American Taxpayer Relief Act of 2021, effective January 1, 2024, would eliminate the statutory cap on rebate amounts owed by drug manufacturers under the MDRP, which is currently capped at 100% of the Average Manufacturer Price for a covered outpatient drug.

Further, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. For example, the IRA, among other things, (1) directs the Department of Health & Human Services (HHS), to negotiate the price of certain single-source drugs and biologics covered under Medicare and (2) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation for the initial years. HHS has and will continue to issue and update guidance as these programs are implemented. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. On August 15, 2024, HHS announced the agreed-upon reimbursement prices of the first ten drugs that were subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. HHS will select up to 15 additional drugs covered under Part D for price negotiation in 2025. In response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the CMS Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. Further, on December 7, 2023, the Biden administration announced an initiative to control the price of prescription drugs through the use of march-in rights under the Patent and Trademark Law Amendments Act (the Bayh-Dole Act). On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework.
Tvardi’s ability to develop and market new drug products may be impacted if litigation challenging the FDA’s approval of another company’s drug continues. In April 2023, the U.S. District Court for the Northern District of Texas invalidated the approval by the FDA of mifepristone, a drug product, which was originally approved in 2000, and whose distribution is governed by various measures adopted under a REMS. The Court of Appeals for the Fifth Circuit declined to order the removal of mifepristone from the market but did hold that plaintiffs were likely to prevail in their claim that changes allowing for expanded access of mifepristone, which the FDA authorized in 2016 and 2021, were arbitrary and capricious. In June 2024, the Supreme Court reversed and remanded that decision after unanimously finding that the plaintiffs did not have standing to bring this legal action against the FDA. Depending on the outcome of this litigation, if it continues, Tvardi’s ability to develop TTI-101, TTI-109 or future product candidates Tvardi may develop may be at risk and could be delayed, undermined or subject to protracted litigation. Finally, Tvardi could be adversely affected by several significant administrative law cases decided by the U.S. Supreme Court in 2024. In Loper Bright Enterprises v. Raimondo, for example, the court overruled Chevron U.S.A., Inc. v. Natural Resources Defense Council, Inc., which for 40 years required federal courts to defer to permissible agency interpretations of statutes that are silent or ambiguous on a particular topic. The Supreme Court stripped federal agencies of this presumptive deference and held that courts must exercise their independent judgment when deciding whether an agency such as FDA acted within its statutory authority under the Administrative Procedure Act (the APA). Additionally, in Corner Post, Inc. v. Board of Governors of the Federal Reserve System, the court held that actions to challenge a federal regulation under the APA can be initiated within six years of the date of injury to the plaintiff, rather than the date the rule is finalized. The decision appears to give prospective plaintiffs a personal statute of limitations to challenge longstanding agency regulations. These decisions could introduce additional uncertainty into the regulatory process and may result in additional legal challenges to actions taken by federal regulatory agencies, including the FDA and the Centers for Medicare & Medicaid Services that Tvardi relies on. In addition to potential changes to regulations as a result of legal challenges, these decisions may result in increased regulatory uncertainty and delays and other impacts, any of which could adversely impact Tvardi’s business and operations.
At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints. Tvardi expects that the ACA, the IRA, and any other healthcare reform measures that may be adopted in the future may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that Tvardi receives for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent Tvardi from being able to generate revenue, attain profitability or commercialize its product candidates, if approved.
Tvardi’s operations and relationships with healthcare providers, healthcare organizations, customers and third-party payors will be subject to applicable anti-bribery, anti-kickback, fraud and abuse, transparency and other healthcare laws and regulations, which could expose Tvardi to, among other things, enforcement actions, criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.
Tvardi’s future arrangements with healthcare providers, healthcare organizations, third-party payors and customers will expose Tvardi to broadly applicable anti-bribery, fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which Tvardi researches, markets, sells and distributes its products, if approved. Restrictions under applicable federal and state anti-bribery and healthcare laws and regulations, include the following:
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the federal Anti-Kickback Statute, which prohibits, among other things, individuals and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal and state healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the federal criminal and civil false claims laws, including the federal False Claims Act, which can be enforced through civil whistleblower or qui tam actions against individuals or entities, and the Federal Civil Monetary Penalties Laws, which prohibit, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. Moreover, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act;

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Health Insurance Portability and Accountability Act (HIPAA), which imposes criminal and civil liability, prohibits, among other things, knowingly and willfully executing, or attempting to execute a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH), and their respective implementing regulations, which impose obligations on certain healthcare providers, health plans and healthcare clearinghouses, known as covered entities, as well as their business associates that perform certain services involving the storage, use or disclosure of individually identifiable health information for or on behalf of a covered entity and their covered subcontractors, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information, and require notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information;

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the federal legislation commonly referred to as the Physician Payments Sunshine Act, enacted as part of the ACA, and its implementing regulations, which requires certain manufacturers of covered drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid or the

Children’s Health Insurance Program, with certain exceptions, to report annually to the Centers for Medicare & Medicaid Services (CMS), information on certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), teaching hospitals and certain other health care providers (such as physician assistants and nurse practitioners), as well as ownership and investment interests held by physicians and their immediate family members;
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the U.S. Foreign Corrupt Practices Act of 1977, as amended (FCPA), which prohibits, among other things, U.S. companies and their employees and agents from authorizing, promising, offering or providing, directly or indirectly, corrupt or improper payments or anything else of value to foreign government officials, employees of public international organizations and foreign government owned or affiliated entities, candidates for foreign political office and foreign political parties or officials thereof;

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; and

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certain state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to clinicians and other healthcare providers or marketing expenditures and drug pricing information, and state and local laws that require the registration of pharmaceutical sales representatives.

If Tvardi or its collaborators, manufacturers or service providers fail to comply with applicable federal, state or foreign laws or regulations, it could be subject to enforcement actions, which could affect Tvardi’s ability to develop, market and sell its product candidates successfully and could harm its reputation and lead to reduced acceptance of its products, if approved by the market.
Efforts to ensure that Tvardi’s current and future business arrangements with third parties comply with applicable healthcare laws and regulations could involve substantial costs. It is possible that governmental authorities will conclude that Tvardi’s business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If Tvardi’s operations are found to be in violation of any such requirements, it may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, the curtailment or restructuring of its operations, loss of eligibility to obtain approvals from the FDA, exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, integrity oversight and reporting obligations or reputational harm, any of which could adversely affect its financial results. These risks cannot be entirely eliminated. Any action against Tvardi for an alleged or suspected violation could cause it to incur significant legal expenses and could divert management’s attention from the operation of its business, even if the defense is successful. In addition, achieving and sustaining compliance with applicable laws and regulations may be costly to Tvardi in terms of money, time and resources.
If Tvardi fails to comply with environmental, health and safety laws and regulations, it could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of its business.
Tvardi is subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Tvardi’s research and development activities involve the use of biological and hazardous materials and produce hazardous waste products. Tvardi generally contracts with third parties for the disposal of these materials and wastes. Tvardi cannot eliminate the risk of contamination or injury from these materials, which could cause an interruption of its commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although Tvardi believes that the safety procedures utilized by its third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, it cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, Tvardi may be held liable for any resulting damages and such liability could exceed its resources and state or federal or other applicable authorities may curtail its use of certain materials and/or interrupt its business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. Tvardi cannot predict the impact of such changes and cannot be certain of its future compliance. In addition, Tvardi may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair its research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.
Although Tvardi maintain workers’ compensation insurance to cover costs and expenses it may incur due to injuries to its employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities. Tvardi does not carry specific biological waste or hazardous waste insurance coverage, workers’ compensation or property and casualty and general liability insurance policies that include coverage for damages and fines arising from biological or hazardous waste exposure or contamination.
Tvardi’s future growth may depend, in part, on its ability to penetrate foreign markets, where it would be subject to additional regulatory burdens and other risks and uncertainties that could materially adversely affect its business.
Tvardi is not permitted to market or promote any of its current or future product candidates before it receives regulatory approval from the applicable regulatory authority in that foreign market, and Tvardi may never receive such regulatory approval for any of its current or future product candidates. To obtain separate regulatory approval in many other countries, Tvardi must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of its current or future product candidates, and Tvardi cannot predict success in these jurisdictions. If it obtains approval of its current or future product candidates and ultimately commercialize its current or future product candidates in foreign markets, Tvardi would be subject to additional risks and uncertainties, including:
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differing regulatory requirements in foreign countries, such that obtaining regulatory approvals outside of the United States may take longer and be more costly than obtaining approval in the United States;

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Tvardi’s customers’ ability to obtain reimbursement for current or future product candidates in foreign markets;

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the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements;

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different medical practices and customs in foreign countries affecting acceptance in the marketplace;

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import or export licensing requirements;

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longer accounts receivable collection times;

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longer lead times for shipping;

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language barriers for technical training;

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reduced protection of intellectual property rights in some foreign countries;

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the existence of additional potentially relevant third-party intellectual property rights;

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economic weakness, including inflation, or political instability in particular foreign economies and markets;

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compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

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foreign taxes, including withholding of payroll taxes;

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foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

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difficulties staffing and managing foreign operations;

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workforce uncertainty in countries where labor unrest is more common than in the United States;

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potential liability under the FCPA or comparable foreign regulations;

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the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute;

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production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

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business interruptions resulting from geopolitical actions, including war and terrorism.

Foreign sales of current or future product candidates could also be adversely affected by the imposition of governmental controls, political and economic instability, trade restrictions and changes in tariffs.
Governments outside the United States tend to impose strict price controls, which may adversely affect Tvardi’s revenue, if any.
In some countries, particularly in the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a drug. To obtain coverage and reimbursement or pricing approval in some countries, Tvardi may be required to conduct a clinical trial that compares the cost-effectiveness of its product candidate to other available therapies. In addition, many countries outside the United States have limited government support programs that provide for reimbursement of drugs such as Tvardi’s product candidates, with an emphasis on private payors for access to commercial products. If reimbursement of Tvardi’s products, if approved, is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, Tvardi’s business could be materially harmed.
Inadequate funding for the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of Tvardi’s business may rely, which could negatively impact its business.
The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the FDA and other government agencies on which Tvardi’s operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.
Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect Tvardi’s business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs, or if global health concerns prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process Tvardi’s regulatory submissions, which could have a material adverse effect on Tvardi’s business. Further, in Tvardi’s operations as a public company, future government shutdowns could impact its ability to access the public markets and obtain necessary capital in order to properly capitalize and continue its operations.
Tvardi is subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations. Tvardi can face serious consequences for violations.
Among other matters, U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations, which are collectively referred to as Trade Laws, prohibit companies and their employees, agents, contract research organizations, legal counsel, accountants, consultants, contractors and other partners from authorizing, promising, offering, providing, soliciting or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences. Tvardi has direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. Tvardi also expects its non-U.S. activities to increase in time. Tvardi plans to engage third parties for clinical trials and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals and it can be held liable for the corrupt or other illegal activities of its personnel, agents or partners, even if Tvardi does not explicitly authorize or have prior knowledge of such activities.
Risks Related to Tvardi’s Intellectual Property
Tvardi’s commercial success depends in part on its and its current or future licensors’, including Baylor College of Medicine (BCM), ability to obtain, maintain, enforce, and otherwise protect its intellectual property and proprietary technology, and if the scope of the intellectual property protection obtained is not sufficiently broad, Tvardi’s competitors or other third parties could develop and commercialize similar products and product candidates and Tvardi’s ability to successfully develop and commercialize its product candidates may be adversely affected.
Tvardi’s commercial success depends, in large part, on its ability and the ability of its current and future licensors to obtain and maintain intellectual property rights protection through patents, trademarks and trade secrets in the United States and other countries with respect to its product candidates. If Tvardi and its current and future licensor do not adequately protect Tvardi’s intellectual property rights, competitors or other third parties may be able to erode, negate or preempt any competitive advantage Tvardi may have, which could harm its business and ability to achieve profitability.
If the scope of the patent protection Tvardi obtains is not sufficiently broad, it may not be able to prevent others from developing and commercializing technology and products similar or identical to Tvardi’s product candidates. The degree of patent protection Tvardi requires to successfully compete in the marketplace may be unavailable or severely limited in some cases and may not adequately protect its rights or permit Tvardi to gain or keep any competitive advantage. Tvardi cannot provide any assurances that any of its own or its licensor’s patents have, or that any of its own or its licensor’s pending patent applications that mature into issued patents will include claims with a scope sufficient to protect its product candidates or otherwise provide any competitive advantage. Other parties may develop technologies that may be related or competitive with Tvardi’s approach and may have filed or may file patent applications and may have been issued or may be issued patents with claims that overlap or conflict with Tvardi’s patent portfolio, either by claiming the same compounds, formulations or methods or by claiming subject matter that could dominate its patent position. In addition, the laws of foreign countries may not protect its rights to the same extent as the laws of the United States.
Tvardi’s patent portfolio may not provide it with any meaningful protection or prevent competitors from designing around its patent claims, enabling its competitors to circumvent Tvardi’s patent portfolio by developing similar or alternative pharmaceutical products in a non-infringing manner. For example, a third party may develop a pharmaceutical product that provides benefits similar to Tvardi’s pharmaceutical products but falls outside the scope of its patent protection or licensed rights. If the patent protection provided by the patent and patent applications Tvardi holds or pursues with respect to its product candidates is not sufficiently broad to impede such competition, its ability to successfully commercialize its product candidates could be negatively affected, which would harm its business.
It is possible that defects of form in the preparation or filing of Tvardi’s patent portfolio may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope or requests for patent term adjustments. If Tvardi or its future partners or collaborators fail to establish, maintain or protect Tvardi’s patents and other intellectual property rights, such rights may be reduced or eliminated. In addition, while Tvardi has the right to provide input, it does not have the right to control prosecution or maintain certain patents and patent applications that Tvardi has in-licensed from BCM. If

BCM is not fully cooperative or disagrees with Tvardi as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation, prosecution or enforcement of Tvardi’s patent portfolio, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and/or applications will be due to be paid to the U.S. Patent and Trademark Office (USPTO), and various government patent agencies outside of the United States over the lifetime of Tvardi’s owned or licensed patents and patent applications. Tvardi currently relies on its outside counsel and BCM to pay these fees due to U.S. and non-U.S. patent agencies. The USPTO and various non-U.S. government patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. Any of these outcomes could impair Tvardi’s ability to prevent competition from third parties, which may have an adverse impact on its business.
The patent position of biotechnology and pharmaceutical companies carries uncertainty. In addition, the determination of patent rights with respect to pharmaceutical products commonly involves complex legal and factual questions, which are dependent upon the current legal and intellectual property context, extant legal precedent and interpretations of the law by individuals. As a result, the issuance, scope, validity, enforceability and commercial value of Tvardi’s patent rights are characterized by uncertainty.
Tvardi’s competitors may seek approval to market their own products similar to or otherwise competitive with Tvardi’s products. In these circumstances, Tvardi may need to defend or assert its own and in-licensed patents, or both, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find Tvardi’s patents invalid or unenforceable, or that Tvardi’s competitors do not infringe its own and licensed patents. As such, even if Tvardi has valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve its business objectives.
Tvardi also maintains certain information as company trade secrets. This information may relate to inventions that are not patentable or not optimally protected with patents. Tvardi uses commercially acceptable practices to protect this information, including, for example, limiting access to the information and requiring passwords for its computers. Additionally, Tvardi executes confidentiality agreements with any third parties to whom Tvardi may provide access to the information and with its employees, consultants, scientific advisors, collaborators, vendors, contractors and advisors. Tvardi cannot provide any assurances that all such agreements have been duly executed, and third parties may still obtain this information or may come upon this or similar information independently. It is possible that technology relevant to Tvardi’s business will be independently developed by a person who is not a party to such a confidentiality or invention assignment agreement. If any of Tvardi’s trade secrets were to be independently developed by a competitor or other third party, Tvardi would have no right to prevent such competitor or third party, or those to whom they communicate such independently developed information, from using that information to compete with Tvardi. Tvardi may not be able to prevent the unauthorized disclosure or use of its technical knowledge or trade secrets by contract manufacturers, consultants, collaborators, vendors, advisors, former employees and current employees. Monitoring unauthorized uses and disclosures is difficult and Tvardi does not know whether the steps Tvardi has taken to protect its proprietary technologies will be effective. Furthermore, if the parties to Tvardi’s confidentiality agreements breach or violate the terms of these agreements, Tvardi may not have adequate remedies for any such breach or violation, and it could lose its trade secrets as a consequence of such breaches or violations. Tvardi’s trade secrets could otherwise become known or be independently discovered by its competitors. Additionally, if the steps taken to maintain its trade secrets are deemed inadequate, Tvardi may have insufficient recourse against third parties for misappropriating its trade secrets. If any of these events occurs or if Tvardi otherwise loses protection for its trade secrets, its business, financial condition, results of operation and prospects may be materially and adversely harmed.
Pending patent applications cannot be enforced against third parties unless and until a patent issues. Even if Tvardi obtains any patents covering its product candidates or its technology, they could nonetheless be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad.
Pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Assuming the other requirements for patentability are met, currently, the first to file a patent application is generally entitled to the patent. However, prior to March 16, 2013, in the United States, the first to invent was entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are not published until 18 months after filing, or in some cases not at all. Therefore, Tvardi cannot be certain that it or its licensor were the first to make the inventions claimed in its own or in-licensed patents and patent applications, or that Tvardi or its licensor were the first to file for patent protection of such inventions. If third parties have filed prior patent applications on inventions claimed in Tvardi’s patent portfolio that were filed on or before March 15, 2013, an interference proceeding in the United States can be initiated by such third parties to determine who was the first to invent any of the subject matter covered by Tvardi’s patent portfolio. If third parties have filed such prior applications after March 15, 2013, a derivation proceeding in the United States can be initiated by such third parties to determine whether Tvardi’s invention was derived from theirs.
Moreover, because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, the patents of Tvardi’s patent portfolio may be challenged in the courts or patent offices in the United States and abroad. There is no assurance that all the potentially relevant prior art relating to Tvardi’s patent portfolio has been found. If such prior art exists, it may be used to invalidate a patent or may prevent a patent from issuing from a pending patent application. For example, such patent filings may be subject to a third-party submission of prior art to the USPTO, or to other patent offices around the world. There also may be prior art of which Tvardi is aware, but which it does not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. Alternately or additionally, Tvardi may become involved in post-grant review procedures, oppositions, derivation proceedings, ex parte reexaminations, inter partes review, supplemental examinations or interference proceedings or challenges before the USPTO or in district court in the United States, or similar proceedings in various foreign jurisdictions, including both national and regional, challenging patents or patent applications in which Tvardi has rights, including patents on which Tvardi relies to protect its business. An adverse determination in any such challenges may result in loss of the patent or claims in the patent portfolio being narrowed, invalidated or held unenforceable, in whole or in part, or in denial of the patent application or loss or reduction in the scope of one or more claims of the patent portfolio, any of which could limit Tvardi’s ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of Tvardi’s technology and products.
Pending and future patent applications may not result in patents being issued that protect Tvardi’s business, in whole or in part, or which effectively prevent others from commercializing competitive products. Competitors may also be able to design around Tvardi’s own and in-licensed patents. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of Tvardi’s own and in-licensed patents or narrow the scope of its own and in-licensed patent protection. In addition, the laws of foreign countries may not protect Tvardi’s rights to the same extent or in the same manner as the laws of the United States. For example, patent laws in various jurisdictions, including jurisdiction covering significant commercial markets, such as the European Patent Office, China and Japan, restrict the patentability of methods of treatment of the human body more than U.S. law does. If these developments were to occur, they could have a material adverse effect on Tvardi’s ability to generate revenue.
The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that Tvardi, its licensor or any future collaborators or partners will be successful in protecting Tvardi’s product candidates by obtaining and defending patents.
The patent application process is subject to numerous risks and uncertainties, including that:
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the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance, whether intentional or not, can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case;

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patent applications may not result in any patents being issued;

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Tvardi’s own or in-licensed patents that have been issued or may be issued in the future may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;

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Tvardi’s competitors, many of whom may have substantially greater resources and many of whom may have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or eliminate Tvardi’s ability to make, use and sell its product candidates;

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there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns;

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countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing products;

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countries other than the United States may, under certain circumstances, force Tvardi to grant a license under its patents to a competitor, allowing the competitor to compete with Tvardi in that jurisdiction or forcing it to lower the price of its drug in that jurisdiction; and

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Tvardi, its licensor, and any future partners or collaborators, as the case may be, may fail to meet Tvardi’s obligations to the U.S. government in regards to any co-owned or in-licensed patents and patent applications that are funded or may be funded by U.S. government grants, leading to the loss of patent rights.

Tvardi does not currently own or in-license any composition of matter patent protection for the TTI-101 molecule. As such, Tvardi relies solely upon patents related to methods of use, manufacturing and pharmaceutical compositions.
Composition-of-matter patents on the active pharmaceutical ingredient (API), in prescription drug products are generally considered to be the strongest form of intellectual property protection for drug products because those types of patents provide protection without regard to any particular method of use or manufacture or formulation of the API used. Tvardi does not own or in-license any patents or patent applications in the United States or any other jurisdiction with respect to the TTI-101 molecule. As the compound was made public before a patent application could be filed, Tvardi will not be able to obtain patents or patent applications in the United States or any other jurisdiction with respect to TTI-101 molecule.
Instead, Tvardi has filed patent applications and in-licensed patents and patent applications covering methods-of-use of TTI-101 and pharmaceutical composition of TTI-101. Method-of-use patents protect the use of a compound for the specified method. Pharmaceutical composition patents protect the compositions of TTI-101 with other components. Method-of-use patents do not prevent a competitor or other third party from developing or marketing TTI-101 for an indication that is outside the scope of Tvardi’s patented methods of use. Pharmaceutical composition patents do not prevent a competitor or other third party from developing or marketing a different formulation of TTI-101 that is outside the scope of Tvardi’s patented formulations. Moreover, with respect to method-of-use patents, even if competitors or other third parties do not actively promote their product for Tvardi’s targeted indications or uses for which Tvardi may obtain patents, physicians may recommend that patients use these products off-label, or patients may do so themselves. Although off-label use may infringe or contribute to the infringement of method-of-use patents, the practice is common, and this type of infringement is difficult to prevent or prosecute.
There may be publications and other prior art that may be relevant to Tvardi’s patent portfolio and may be used to challenge the validity of these owned or in-licensed patents and patent applications in litigation or other intellectual property-related proceedings. If these types of challenges are successful, the scope of Tvardi’s patent portfolio may be narrowed or found to be invalid, and Tvardi may lose valuable intellectual property rights. Any of the foregoing could have a material adverse effect on Tvardi’s business, financial conditions, prospects and results of operations.

It is difficult and costly to protect Tvardi’s intellectual property and Tvardi’s proprietary technologies, and Tvardi may not be able to ensure their protection.
Tvardi’s commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection for its product candidates, as well as on its ability to successfully defend these patents against potential third-party challenges. Tvardi’s ability to protect its product candidates from unauthorized making, using, selling, offering to sell or importing by third parties is dependent on the extent to which Tvardi has rights under valid and enforceable patents that cover these activities.
The patent positions of pharmaceutical, biotechnology and other life sciences companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved and have in recent years been the subject of much litigation. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of Tvardi’s intellectual property. Over the past decade, U.S. federal courts have increasingly invalidated pharmaceutical and biotechnology patents during litigation often based on changing interpretations of patent law. Further, the determination that a patent application or patent claim meets all the requirements for patentability is a subjective determination based on the application of law and jurisprudence. The ultimate determination by the USPTO or by a court or other trier of fact in the United States, or corresponding foreign national patent offices or courts, on whether a claim meets all requirements of patentability cannot be assured. Although Tvardi has conducted searches for third-party publications, patents and other information that may affect the patentability of certain claims in Tvardi’s patent portfolio, it cannot be certain that all relevant information has been identified. Accordingly, Tvardi cannot predict the breadth of claims that may be allowed or enforced in its own patent portfolio.
Tvardi cannot provide assurances that any of the patent applications in its patent portfolio will be found to be patentable, including over its own prior art publications or patent literature, or will issue as patents. Neither can Tvardi make assurances as to the scope of any claims that may issue from the patent applications of its patent portfolio, nor to the outcome of any proceedings by any potential third parties that could challenge the patentability, validity or enforceability of its patent portfolio in the United States or foreign jurisdictions. Any such challenge, if successful, could limit patent protection for its product candidates and/or materially harm its business.
In addition to challenges during litigation, third parties can challenge the validity of Tvardi’s and its licensor’s patents in the United States using post-grant review and inter partes review proceedings, which some third parties have been using to cause the cancellation of selected or all claims of issued patents of competitors. For a patent filed March 16, 2013, or later, a petition for post-grant review can be filed by a third party in a nine-month window from issuance of the patent. A petition for inter partes review can be filed immediately following the issuance of a patent if the patent has an effective filing date prior to March 16, 2013. A petition for inter partes review can be filed after the nine-month period for filing a post-grant review petition has expired for a patent with an effective filing date of March 16, 2013, or later. Post-grant review proceedings can be brought on any ground of invalidity, whereas inter partes review proceedings can only raise an invalidity challenge based on published prior art and patents. These adversarial actions at the USPTO review patent claims without the presumption of validity afforded to U.S. patents in lawsuits in U.S. federal courts and use a lower burden of proof than used in litigation in U.S. federal courts. Therefore, it is generally considered easier for a competitor or third party to have a U.S. patent invalidated in a USPTO post-grant review or inter partes review proceeding than invalidated in a litigation in a U.S. federal court. If any of Tvardi’s own or in-licensed patents are challenged by a third party in such a USPTO proceeding, there is no guarantee that Tvardi will be successful in defending the patent, which may result in a loss of the challenged patent right to Tvardi.
The degree of future protection for Tvardi’s proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect its rights or permit Tvardi to gain or keep its competitive advantage. For example:
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Tvardi may not be able to generate sufficient data to support full patent applications that protect the entire breadth of developments in one or more of Tvardi’s programs;

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it is possible that one or more of the patent applications in Tvardi’s patent portfolio will not become an issued patent or, if issued, that the patent(s) claims will have sufficient scope to protect its technology, provide Tvardi with commercially viable patent protection or provide it with any competitive advantages;
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if the pending applications in Tvardi’s patent portfolio issue as patents, they may be challenged by third parties as invalid or unenforceable under United States or foreign laws;

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Tvardi may not successfully commercialize its product candidates, if approved, before the relevant patents in its patent portfolio expire;

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Tvardi may not be the first to make the inventions covered by its patent portfolio;

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Tvardi may not develop additional proprietary technologies or inventions on its product candidates that are separately patentable; or

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it is possible that there are unpublished patent applications maintained in secrecy that may later issue with claims related to its product candidates or products or technology similar to Tvardi’s.

In addition, to the extent that Tvardi is unable to obtain and maintain patent protection for its product candidates, or in the event that such patent protection expires, it may no longer be cost-effective to extend Tvardi’s portfolio by pursuing additional development of any of its product candidates for follow-on indications.
Tvardi’s intellectual property licensed from third parties may be subject to retained rights.
Tvardi’s licensors may retain certain rights under the relevant agreements with Tvardi, including the right to use the underlying product candidates for academic and research use, to publish general scientific findings from research related to the product candidates, to make customary scientific and scholarly disclosures of information relating to the product candidates. For example, Tvardi depends on its license agreements with the BCM for the development of its product candidates, pursuant to which Tvardi has an exclusive, worldwide, sublicensable license under BCM’s rights to certain patents and patent applications related to STAT3 inhibitors in various indications. BCM has retained rights under the license agreements to grant a non-exclusive license to other academic or research institutions for non-commercial research purposes, and, if required by law, to grant a non-exclusive license to the U.S. government or to a foreign state pursuant to a treaty with the United States; BCM’s rights to make or use the licensed patents and technology for non-commercial research, patient care and educational purposes; and additional rights reserved by the government of the United States. BCM has retained rights under the license agreements to the extent necessary to carry out its obligations for manufacturing under the license agreements with BCM. It is difficult to monitor whether BCM will limit its use of the intellectual property exclusively licensed to Tvardi for these permitted uses, and Tvardi could incur substantial expenses to enforce its rights to its licensed product candidates in the event of misuse.
In addition, the U.S. federal government retains certain rights in inventions produced with its financial assistance under the Bayh-Dole Act. The U.S. federal government retains a “nonexclusive, nontransferable, irrevocable, paid-up license” for its own benefit. The Bayh-Dole Act also provides federal agencies with “march-in rights.” March-in rights allow the government, in specified circumstances, to require the contractor or successors in title to the patent to grant a “nonexclusive, partially exclusive, or exclusive license” to a “responsible applicant or applicants.” If the patent owner refuses to do so, the government may grant the license itself. Tvardi may at times choose to collaborate with academic institutions to accelerate its preclinical research or development. If Tvardi engages with university partners in projects where there is a risk that federal funds may be commingled, it cannot be sure that any co-developed intellectual property will be free from government rights pursuant to the Bayh-Dole Act. If the federal government chooses to exercise its march-in rights with respect to any patents or technology Tvardi in-licensed and which is critical to its business that is developed in whole or in part with federal funds subject to the Bayh-Dole Act, Tvardi’s ability to enforce or otherwise exploit patents covering such patents or technology may be adversely affected.
Patent terms may be inadequate to protect Tvardi’s competitive position on its products for an adequate amount of time.
Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. The patent term of a U.S. patent may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in granting a patent or may be shortened if a patent is terminally disclaimed over an earlier-filed patent.
Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new pharmaceutical products, patents protecting such pharmaceutical products might expire before or shortly after such pharmaceutical products are commercialized.
In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984 permits a Patent Term Extension (PTE), of up to five years beyond the normal expiration of the patent to compensate patent owners for loss of enforceable patent term due to the lengthy regulatory approval process. A PTE grant cannot extend the remaining term of a patent beyond a total of 14 years from the date of the product approval. Further, PTE may only be applied once per product, and only with respect to an approved indication — in other words, only one patent (for example, covering the product itself, an approved use of said product, or a method of manufacturing said product) can be extended by PTE. Tvardi anticipates applying for PTE in the United States. Similar extensions may be available in other countries where Tvardi is prosecuting patents, and Tvardi likewise anticipates applying for such extensions.
In the United States, Tvardi’s broadest patent, Tvardi 8,779,001, which protects the use of TTI-101 for inhibiting STAT3, is set to expire on November 13, 2030. Tvardi may potentially apply PTE and Orphan Drug Exclusivity to the 8,779,001 patent, extending the patent term of the 8,779,001 patent by up to seven years. After expiration of the 8,779,001 patent, Tvardi’s commercial use of TTI-101 will be protected by formulation patents and manufacturing patents that Tvardi owns; however these patents provide narrower protection than the 8,779,001 patent. If a competitor designs a formulation of TTI-101 that is not covered by any of Tvardi’s formulation or manufacturing patents, then Tvardi may not be able to prevent them from selling their formulation of TTI-101 to inhibit STAT3.
The granting of patent term extensions is not guaranteed and is subject to numerous requirements. Tvardi might not be granted an extension because of, for example, failure to apply within applicable periods, failure to apply prior to the expiration of relevant patents or otherwise failure to satisfy any of the numerous applicable requirements. In addition, to the extent Tvardi wishes to pursue patent term extension based on a patent that it has in-licensed from BCM or another third party, Tvardi would need the cooperation of BCM or the other third party. Moreover, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with Tvardi’s assessment of whether such extensions are available, and may refuse to grant extensions to its patents, or may grant more limited extensions than Tvardi requests. If this occurs, Tvardi’s competitors may be able to obtain approval of competing products following the patent expiration by referencing Tvardi’s clinical and preclinical data and launch their product earlier than might otherwise be the case. If this were to occur, it could have a material adverse effect on Tvardi’s ability to generate revenue.
In the context of the European Union, the Court of Justice of the European Union has recently restricted grant of supplementary protection certificate (SPC), for new medical uses of existing products, thus narrowing the availability of patent term extension for second medical uses. Therefore, any development of Tvardi’s product candidates with respect to second medical uses may be adversely affected in the European Union. In addition, within the European Union, regulatory protections afforded to medicinal products such as data exclusivity, marketing protection, market exclusivity for orphan indications and pediatric extensions are currently under review and may likely be curtailed in future years. On April 26, 2023, the European Commission adopted a proposal for a new Regulation set to replace Regulation (EC) No 726/2004 and a new Directive replacing Directive 2001/83 on the Community Code relating to medicinal products for human use. If made into law, this proposal will revise and replace the existing general pharmaceutical legislation and will affect the existing period of regulatory protection afforded to medicinal products in the European Union and Northern Ireland. If Tvardi is unable to obtain patent term extension or the term of any such extension is less than it requests, or if data exclusivity or other regulatory protections are reduced, Tvardi’s competitors may obtain approval of competing products following Tvardi’s patent expiration, and its business, financial condition, results of operations and prospects could be materially harmed.

Changes in the interpretation of patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing Tvardi’s ability to protect its products.
The United States Congress is responsible for passing laws establishing patentability standards. As with any laws, implementation is left to federal agencies and the federal courts based on their interpretations of the laws. Interpretation of patent standards can vary significantly within the USPTO, and across the various federal courts, including the U.S. Supreme Court. Recently, the U.S. Supreme Court has ruled on several patent cases, generally limiting the types of inventions that can be patented. Further, there are open questions regarding interpretation of patentability standards that the Supreme Court has yet to decisively address. Absent clear guidance from the Supreme Court, the USPTO has become increasingly conservative in its interpretation of patent laws and standards.
In addition to increasing uncertainty with regard to Tvardi’s ability to obtain patents in the future, the legal landscape in the U.S. has created uncertainty with respect to the value of patents. Depending on any actions by Congress, and future decisions by the lower federal courts and the U.S. Supreme Court, along with interpretations by the USPTO, the laws and regulations governing patents could change in unpredictable ways and could weaken Tvardi’s ability to obtain new patents or to enforce its existing patents and patents that it might obtain in the future.
The U.S. Supreme Court has ruled on several patent cases in recent years; these cases often narrow the scope of patent protection available to inventions in the biotechnology and pharmaceutical spaces. For example, in Amgen Inc. v. Sanofi (Amgen), the U.S. Supreme Court held that certain of Amgen’s patent claims defined a class of antibodies by their function of binding to a particular antigen. The U.S. Supreme Court further wrote that because the patent claims defined the claimed class of antibodies only by their function of binding to a particular antigen, a skilled artisan would have to use significant trial and error to identify and make all of the molecules in that class. The U.S. Supreme Court ultimately held that Amgen failed to properly enable its patent claims. Tvardi’s patent portfolio does not relate to any broad class of antibodies as in Amgen; however, Tvardi has claimed broad classes of compounds related to its lead products. To the extent that a court finds that the skilled artisan would need significant trial and error to identify all of the compounds covered by any of its claims, the court may find the claims invalid under Amgen. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken its ability to obtain new patents or to enforce its existing patents and patents that it might obtain in the future.
Further, a new court system recently became operational in the European Union. The Unified Patent Court (UPC), began accepting patent cases on June 1, 2023. The UPC is a common patent court with jurisdiction over patent infringement and revocation proceedings effective for multiple member states of the European Union. The broad geographic reach of the UPC could enable third parties to seek revocation of any of Tvardi’s European patents in a single proceeding at the UPC rather than through multiple proceedings in each of the individual European Union member states in which the European patent is validated. Under the UPC, a successful revocation proceeding for a European Patent under the UPC would result in loss of patent protection in those European Union countries. Accordingly, a single proceeding under the UPC could result in the partial or complete loss of patent protection in numerous European Union countries. Such a loss of patent protection could have a material adverse impact on Tvardi’s business and its ability to commercialize its technology and product candidates and, resultantly, on its business, financial condition, prospects and results of operations. Moreover, the controlling laws and regulations of the UPC will develop over time and Tvardi cannot predict what the outcomes of cases tried before the UPC will be. The case law of the UPC may adversely affect Tvardi’s ability to enforce or defend the validity of its European patents. Patent owners have the option to opt-out their European Patents from the jurisdiction of the UPC, defaulting to pre-UPC enforcement mechanisms. Tvardi has decided to opt out certain European patents and patent applications from the UPC. However, if certain formalities and requirements are not met, its European patents and patent applications could be subject to the jurisdiction of the UPC. Tvardi cannot be certain that its European patents and patent applications will avoid falling under the jurisdiction of the UPC, if it decides to opt out of the UPC.

Tvardi may not be able to seek or obtain patent protection throughout the world or enforce such patent protection once obtained.
Filing, prosecuting, enforcing and defending patents protecting Tvardi’s product candidates in all countries throughout the world would be prohibitively expensive, and its intellectual property rights in some countries outside the United States can be less extensive than those in the United States. The requirements for patentability may differ in certain countries, particularly in developing countries; thus, even in countries where it does pursue patent protection, there can be no assurance that any patents will issue with claims that cover its products.
Moreover, Tvardi’s ability to protect and enforce its own and in-licensed intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws. Additionally, laws of some countries outside of the United States and Europe do not afford intellectual property protection to the same extent as the laws of the United States and Europe. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. This could make it difficult for Tvardi to stop the infringement of its patents or the misappropriation of its other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. Consequently, Tvardi may not be able to prevent third parties from practicing its inventions in certain countries outside the United States and Europe or from selling or importing products made from its inventions in and into the United States or other jurisdictions. Competitors may use its technologies in jurisdictions where Tvardi has not obtained patent protection to develop and market their own products and, further, may export otherwise infringing products to territories where Tvardi has patent protection, if its ability to enforce its patents to stop infringing activities is inadequate. These products may compete with Tvardi’s products, and its patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.
Further, the standards applied by the USPTO and foreign patent offices in granting patents are not always applied uniformly or predictably. As such, Tvardi does not know the degree of future protection that it will have on its product candidates. While Tvardi will endeavor to try to protect its product candidates with intellectual property rights, such as patents, as appropriate, the process of obtaining patents is time consuming, expensive and unpredictable.
Proceedings to enforce Tvardi’s own or in-licensed patent rights, whether successful or not, could result in substantial costs and divert its efforts and resources from other aspects of its business. Further, such proceedings could put its own and in-licensed patents at risk of being invalidated, held unenforceable or interpreted narrowly; put its own or in-licensed pending patent applications at risk of not issuing; and provoke third parties to assert claims against Tvardi. Tvardi may not prevail in any lawsuits that it initiates, and the damages or other remedies awarded, if any, may not be commercially meaningful. Furthermore, while Tvardi intends to protect its intellectual property rights in major markets for its products, it cannot ensure that it will be able to initiate or maintain similar efforts in all jurisdictions in which Tvardi may wish to market its products, if approved. Accordingly, its efforts to protect its intellectual property rights in such countries may be inadequate.
In addition, geopolitical actions in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of Tvardi’s patent applications or those of any current or future licensors and the maintenance, enforcement or defense of its issued patents or those of any current or future licensors. For example, the United States and foreign government actions related to Russia’s conflict in Ukraine may limit or prevent filing, prosecution and maintenance of patent applications in Russia. Government actions may also prevent maintenance of issued patents in Russia. These actions could result in abandonment or lapse of Tvardi’s patents or patent applications, resulting in partial or complete loss of patent rights in Russia. If such an event were to occur, it could have a material adverse effect on Tvardi’s business. In addition, a decree was adopted by the Russian government in March 2022, allowing Russian companies and individuals to exploit inventions owned by patentees from the United States without consent or compensation. Consequently, Tvardi would not be able to prevent third parties from practicing its inventions in Russia or from selling or importing products made using its inventions in and into Russia. Accordingly, Tvardi’s competitive position may be impaired, and its business, financial condition, results of operations and prospects may be adversely affected.

In order to protect Tvardi’s competitive position around its product candidates, Tvardi may become involved in lawsuits to enforce its patents or other intellectual property, which could be expensive, time consuming and unsuccessful and which may result in its own or in-licensed patents being found invalid or unenforceable.
Competitors may seek to commercialize competitive products to Tvardi’s product candidates. In order to protect its competitive position, Tvardi may become involved in lawsuits asserting infringement of its own or in-licensed patents, or misappropriation or other violations of other of its intellectual property rights. Litigation is expensive and time consuming and would likely divert the time and attention of its management and scientific personnel. There can be no assurance that Tvardi will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if Tvardi ultimately prevails in such claims, the monetary cost of such litigation and the diversion of the attention of its management and scientific personnel could outweigh any benefit it receives as a result of the proceedings.
If Tvardi files a patent infringement lawsuit against a perceived infringer, such a lawsuit could provoke the defendant to counterclaim that it infringes their patents and/or that its own or in-licensed patents are invalid and/or unenforceable. In patent litigation in the United States, it is commonplace for a defendant to counterclaim alleging invalidity and/or unenforceability. In any patent litigation there is a risk that a court will decide that the asserted patents are invalid or unenforceable, in whole or in part, and that Tvardi does not have the right to stop the defendant from using the invention at issue. With respect to a counterclaim of invalidity, Tvardi cannot be certain that there is no invalidating prior art of which it and the patent examiner were unaware during prosecution. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent claims narrowly or decide that Tvardi does not have the right to stop the other party from using the invention at issue on the grounds that its patent claims do not cover the invention. If any of Tvardi’s own or in-licensed patents are found invalid or unenforceable, or construed narrowly, its ability to stop the other party from launching a competitive product would be materially impaired. Further, such adverse outcomes could limit Tvardi’s ability to assert those patents against future competitors. Loss of patent protection would have a material adverse impact on its business.
Even if Tvardi establishes infringement of any of its own or in-licensed patents by a competitive product, a court may decide not to grant an injunction against further infringing activity, thus allowing the competitive product to continue to be marketed by the competitor. It is difficult to obtain an injunction in U.S. litigation and a court could decide that the competitor should instead pay Tvardi a “reasonable royalty” as determined by the court, and/or other monetary damages. A reasonable royalty or other monetary damages may or may not be an adequate remedy. Loss of exclusivity and/or competition from a related product would have a material adverse impact on its business.
Litigation often involves significant amounts of public disclosures. Such disclosures could have a materially adverse impact on Tvardi’s competitive position or its stock prices. During any litigation Tvardi would be required to produce voluminous records related to its patents and its research and development activities in a process called discovery. The discovery process may result in the disclosure of some of its confidential information. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could adversely affect the price of its common shares.
Litigation is inherently expensive, and the outcome is often uncertain. Any litigation likely would substantially increase Tvardi’s operating losses and reduce its resources available for development activities. Further, Tvardi may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of its competitors may be able to sustain the costs of such litigation or proceedings more effectively than Tvardi can because of their substantially greater financial resources. As a result, Tvardi may conclude that even if a competitor is infringing any of its patents, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of it or its stockholders. In such cases, Tvardi may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.
For any in-licensed patent rights, Tvardi may not have the right to file a lawsuit for infringement and may have to rely on its licensor to enforce these rights for Tvardi. If Tvardi is not able to directly assert its licensed patent rights against infringers or if a licensor does not vigorously prosecute any infringement claims on its behalf, Tvardi may have difficulty competing in certain markets where such potential infringers conduct their business, and Tvardi’s commercialization efforts may suffer as a result.
Concurrently with an infringement litigation, third parties may also be able to challenge the validity of Tvardi’s patents before administrative bodies in the United States or abroad. Such mechanisms include re-examination, post grant review and equivalent proceedings in foreign jurisdictions, e.g., opposition proceedings. Such proceedings could result in revocation or amendment of Tvardi’s patents in such a way that they no longer cover its products, potentially negatively impacting any concurrent litigation.
If Tvardi is sued for infringing intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay Tvardi from developing or commercializing its product candidates.
Tvardi’s commercial success depends in part on its ability to develop, manufacture, market and sell its product candidates without infringing, misappropriating or otherwise violating the intellectual property and other proprietary rights of third parties. However, Tvardi’s research, development and commercialization activities may be subject to claims that it infringes, misappropriates or otherwise violates patents or other intellectual property rights owned or controlled by third parties. Third parties may have U.S. and non-U.S. issued patents and pending patent applications relating to compositions, formulations, methods of manufacturing compounds or formulations and/or methods of use for the treatment of the disease indications for which Tvardi is developing. If any third-party patents or patent applications are found to cover its product candidates, their compositions, formulations or their methods of use or manufacture, Tvardi may not be free to manufacture or market such product candidates as planned without obtaining a license, which may not be available on commercially reasonable terms, or at all.
There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and Tvardi may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to its product candidates, including patent infringement lawsuits in the U.S. or abroad. There may be third-party patents or patent applications with claims to compositions, formulations, methods of manufacture or methods for treatment related to the compositions or formulations and use or manufacture of Tvardi’s product candidates. Third parties may assert infringement claims against Tvardi based on existing patents that they own or in-license or patents that may grant to them (or which they may in-license) in the future, regardless of the merit of such patents or infringement claims. If Tvardi’s defenses to such assertions of infringement were unsuccessful, it could be liable for a court-determined reasonable royalty on its existing sales and further damages to the patent owner (or licensee), such as lost profits. Such royalties and damages could be significant. If Tvardi is found to have willfully infringed the claims of a third party’s patent, the third party could be awarded treble damages and attorney’s fees. Further, unless Tvardi obtains a license to such patent, it may be precluded from commercializing the infringing product candidate. Any of the aforementioned could have a material adverse effect on its business, financial condition, results of operations and prospects.
Tvardi cannot guarantee the completeness or thoroughness of any of its patent searches or analyses including, but not limited to, the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, nor can it be certain that it has identified each and every patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of any of its product candidates in any jurisdiction. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that any of Tvardi’s product candidates may be accused of infringing. In addition, third parties may obtain patents in the future and claim that use of Tvardi’s technologies infringes upon these patents. Accordingly, third parties may assert infringement claims against Tvardi based on intellectual property rights that exist now or arise in the future. The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. The pharmaceutical and biotechnology industries have produced a significant number of patents, and it may not always be clear to industry participants, including Tvardi, which patents cover various types of products or methods of use or manufacture. The scope of protection afforded by a patent is subject to interpretation by the courts, and the interpretation is not always uniform. If Tvardi were sued for patent infringement, it would need to demonstrate that the relevant product or methods of using the product either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and Tvardi may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if Tvardi is successful in these proceedings, Tvardi may incur substantial costs and the time and attention of its management and scientific personnel could be diverted in pursuing these proceedings, which could significantly harm its business and operating results. In addition, parties making claims against Tvardi may be able to sustain the costs of complex patent litigation more effectively than it can because they have substantially greater resources, and Tvardi may not have sufficient resources to bring these actions to a successful conclusion.
If Tvardi is found to infringe, misappropriate or otherwise violate a third party’s intellectual property rights, it could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product. Alternatively, Tvardi may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing product. If Tvardi were required to obtain a license to continue to manufacture or market the affected product, Tvardi may be required to pay substantial royalties or grant cross-licenses to its patents. Even if Tvardi were able to obtain a license, it could be nonexclusive, thereby giving its competitors and other third parties access to the same technologies licensed to Tvardi. Tvardi cannot make assurances that any such license will be available on acceptable terms, if at all. Ultimately, Tvardi could be prevented from commercializing a product, or be forced to cease some aspect of its business operations as a result of claims of patent infringement or violation of other intellectual property rights, Further, the outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of any adverse party. This is especially true in intellectual property cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. Furthermore, Tvardi may not be able to obtain any required license on commercially reasonable terms or at all. Even if Tvardi were able to obtain a license, it could be non-exclusive, thereby giving its competitors access to the same technologies licensed to it; alternatively or additionally it could include terms that impede or destroy its ability to compete successfully in the commercial marketplace. A finding of infringement could prevent Tvardi from commercializing a product or force Tvardi to cease some of its business operations, which could harm its business. Claims that Tvardi has misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on its business. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of Tvardi’s confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have material adverse effect on its ability to raise additional funds or otherwise have a material adverse effect on its business, results of operations, financial condition and prospects.
Others may challenge inventorship or claim an ownership interest in Tvardi’s intellectual property which could expose it to litigation and have a significant adverse effect on its prospects.
Determinations of inventorship can be subjective. While Tvardi undertakes to accurately identify correct inventorship of inventions made on its behalf by its employees, consultants and contractors, an employee, consultant or contractor may disagree with its determination of inventorship and assert a claim of inventorship. Any disagreement over inventorship could result in Tvardi being forced to defend its determination of inventorship in a legal action which could result in substantial costs and be a distraction to its senior management and scientific personnel.
While Tvardi typically requires employees, consultants and contractors who may develop intellectual property on its behalf to execute agreements assigning such intellectual property to Tvardi, Tvardi may be unsuccessful in obtaining execution of assignment agreements with each party who in fact develops intellectual property that it regards as its own. Moreover, even when Tvardi obtains agreements assigning intellectual property to it, the assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached. In either case, Tvardi may be forced to bring claims against third parties, or defend claims that they may bring against Tvardi, to determine the ownership of what it regards as its intellectual property. Furthermore, individuals executing agreements with Tvardi may have preexisting or competing obligations to a third party, such as an academic institution, and thus an agreement with Tvardi may be ineffective in perfecting ownership of inventions developed by that individual. If Tvardi is unsuccessful in obtaining assignment agreements from an employee, consultant or contractor who develops intellectual property on its behalf, the employee, consultant or contractor may later claim ownership of the invention. Any disagreement over ownership of intellectual property could result in Tvardi losing ownership, or exclusive ownership, of the contested intellectual property, paying monetary damages and/or being enjoined from clinical testing, manufacturing and marketing of the affected product candidate(s). Even if Tvardi is successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to its senior management and scientific personnel.
Tvardi may be subject to claims by third parties asserting that its employees or it has misappropriated their intellectual property or claiming ownership of what it regards as its own intellectual property.
Many of Tvardi’s current and former employees, including its senior management, were previously employed at universities or at other biotechnology or pharmaceutical companies, including some which may be competitors or potential competitors. Although Tvardi takes commercially reasonable steps to ensure that its employees do not use the proprietary information, know-how or trade secrets of others in their work for Tvardi, including incorporating such intellectual property into its product candidates, Tvardi may be subject to claims that it or these employees have misappropriated the intellectual property of a third party.
If Tvardi or any of its employees are accused of misappropriating the proprietary information, know-how or trade secrets of a third party, Tvardi may be forced to defend such claims in litigation. If Tvardi is found to have misappropriated the intellectual property rights of a third party, Tvardi may be forced to pay monetary damages, sustain reputational damage, lose key personnel or lose valuable intellectual property rights. Further, it may become necessary for Tvardi to obtain a license from such third party to commercialize its product candidates. Such a license may not be available on commercially reasonable terms or at all. Any of the aforementioned could materially affect the commercialization of Tvardi’s product candidates. Even if Tvardi is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.
If Tvardi is unable to protect the confidentiality of its trade secrets, its business and competitive position would be harmed.
Tvardi considers proprietary trade secrets or confidential know-how and unpatented know-how to be important to its business. Tvardi may rely on trade secrets or confidential know-how to protect its technology, especially where patent protection is believed by Tvardi to be of limited value. Tvardi expects to rely on third parties for future manufacturing of its product candidates. Tvardi also expects to collaborate with third parties on the development of its product candidates. As a result of the aforementioned collaborations, Tvardi must, at times, share trade secrets with its collaborators. Tvardi may also conduct joint research and development programs that may require Tvardi to share trade secrets under the terms of its research and development partnerships or similar agreements.
Trade secrets or confidential know-how can be difficult to maintain as confidential. To protect this type of information against disclosure or appropriation by competitors, Tvardi’s policy is to require its employees, consultants, contractors and advisors to enter into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with Tvardi prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose Tvardi’s confidential information, including its trade secrets. However, current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose Tvardi’s confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. The need to share trade secrets and other confidential information increases the risk that such trade secrets become known by Tvardi’s competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that Tvardi’s proprietary position is based, in part, on its know-how and trade secrets, a competitor’s discovery of its trade secrets or other unauthorized use or disclosure would impair its competitive position and may have an adverse effect on its business and results of operations. Enforcing a claim that a third party obtained illegally and is using trade secrets or confidential know-how is expensive, time consuming and unpredictable. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction.

In addition, these agreements typically restrict the ability of Tvardi’s advisors, employees, third-party contractors and consultants to publish data potentially relating to its trade secrets, although its agreements may contain certain limited publication rights. Despite Tvardi’s efforts to protect its trade secrets, its competitors may discover its trade secrets, either through breach of its agreements with third parties, independent development or publication of information by any of its third-party collaborators. A competitor’s discovery of Tvardi’s trade secrets would impair its competitive position and have an adverse impact on its business.
Furthermore, courts outside the United States are sometimes less willing to protect trade secrets. If Tvardi chooses to go to court to stop a third party from using any of its trade secrets, Tvardi may incur substantial costs. These lawsuits may consume Tvardi’s time and other resources even if Tvardi is successful. Although Tvardi takes steps to protect its proprietary information and trade secrets, including through contractual means with its employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to Tvardi’s trade secrets or disclose its technology.
Tvardi may need to acquire or license additional intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.
A third party may hold intellectual property, including patent rights that are important or necessary to the development of Tvardi’s product candidates. It may be necessary for Tvardi to use the patented or proprietary technology of one or more third parties to commercialize its current and future product candidates.
The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that Tvardi may consider attractive. These established companies may have a competitive advantage over Tvardi due to their size, cash resources and greater clinical development. If Tvardi is unable to acquire such intellectual property outright or obtain licenses to such intellectual property from such third parties when needed or on commercially reasonable terms, its ability to commercialize its product candidates, if approved, would likely be delayed or Tvardi may have to abandon development of that product candidate or program and its business and financial condition could suffer.
If Tvardi in-licenses additional product candidates in the future, it might become dependent on proprietary rights from third parties with respect to those product candidates. Any termination of such licenses could result in the loss of significant rights and would cause material adverse harm to Tvardi’s ability to develop and commercialize any product candidate subject to such licenses. Even if Tvardi is able to in-license any such necessary intellectual property, it could be on nonexclusive terms, including with respect to the use, field or territory of the licensed intellectual property, thereby giving Tvardi’s competitors and other third parties access to the same intellectual property licensed to Tvardi. In-licensing intellectual property rights could require Tvardi to make substantial licensing and royalty payments. For example, upon commercialization of certain of its product candidates, if ever, Tvardi is obligated to make certain royalty payments to each of BCM and certain of its founders. Patents licensed to Tvardi could be put at risk of being invalidated or interpreted narrowly in litigation filed by or against Tvardi’s licensors or another licensee or in administrative proceedings. If any in-licensed patents are invalidated or held unenforceable, Tvardi may not be able to prevent competitors or other third parties from developing and commercializing competitive products.
Disputes may also arise between Tvardi and its current or future licensors regarding intellectual property subject to a license agreement, including:
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the scope of rights granted under the license agreement and other interpretation-related issues;

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Tvardi’s financial or other obligations under the license agreement;

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whether and the extent to which Tvardi’s technology and processes infringe intellectual property of the licensor that is not subject to the licensing agreement;

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Tvardi’s right to sublicense patent and other rights to third parties under collaborative development relationships;

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Tvardi’s diligence obligations with respect to the use of licensed technology in relation to its development and commercialization of its product candidates and what activities satisfy those diligence obligations;

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the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by Tvardi’s licensors and Tvardi and its partners; and

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the priority of invention of patented technology.

If disputes over intellectual property that Tvardi has licensed or in the future have licensed prevent or impair Tvardi’s ability to maintain its current licensing arrangements on acceptable terms, Tvardi may be unable to successfully develop and commercialize the affected product candidates.
The risks described elsewhere pertaining to Tvardi’s intellectual property rights also apply to the intellectual property rights that Tvardi may own or in-license now or in the future, and any failure by Tvardi or its licensors to obtain, maintain, defend and enforce these rights could have an adverse effect on its business. In some cases Tvardi may not have control over the prosecution, maintenance or enforcement of the patents that it licenses, and may not have sufficient ability to provide input into the patent prosecution, maintenance and defense process with respect to such patents, and potential future licensors may fail to take the steps that it believes are necessary or desirable in order to obtain, maintain, defend and enforce the licensed patents.
If Tvardi’s trademarks and trade names are not adequately protected, then Tvardi may not be able to build name recognition in its trademarks of interest and its business may be adversely affected.
Tvardi’s trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. Tvardi relies on both registration and common law protection for its trademarks. As a means to enforce its trademark rights and prevent infringement, Tvardi may be required to file trademark claims against third parties or initiate trademark opposition proceedings. This can be expensive and time-consuming, particularly for a company of Tvardi’s size. Tvardi may not be able to protect its rights to these trademarks and trade names or may be forced to stop using these names, which it needs for name recognition by potential partners or customers in its markets of interest. At times, competitors may adopt trade names or trademarks similar to Tvardi’s, thereby impeding its ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of Tvardi’s registered or unregistered trademarks or trade names. Over the long term, if Tvardi is unable to establish name recognition based on its trademarks and trade names, then Tvardi may not be able to compete effectively, and its business may be adversely affected. During trademark registration proceedings, Tvardi may receive rejections. Although Tvardi would be given an opportunity to respond to those rejections, Tvardi may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against Tvardi’s trademarks, and its trademarks may not survive such proceedings. Moreover, any name Tvardi proposes to use for its products in the United States must be approved by the FDA, regardless of whether Tvardi has registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA objects to any of Tvardi’s proposed product names, Tvardi may be required to expend significant additional resources in an effort to identify a usable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. If Tvardi is unable to establish name recognition based on its trademarks and trade names, Tvardi may not be able to compete effectively, and its business may be adversely affected.
Intellectual property rights do not necessarily address all potential threats to its business.
The degree of future protection afforded by Tvardi’s intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect its business, or permit Tvardi to maintain its competitive advantage. The following examples are illustrative:

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others may be able to make products that are competitive to Tvardi’s product candidates or any of its product candidates but that are not covered by the claims of its patent portfolio;

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others may independently develop similar or alternative technologies or otherwise circumvent any of Tvardi’s technologies without infringing its patent portfolio;

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Tvardi or any of its collaborators might not have been the first to invent the inventions covered by its patent portfolio;

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Tvardi or any of its collaborators might not have been the first to file patent applications covering certain of the patents or patent applications that it or they own or have obtained a license, or will own or will have obtained a license;

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it is possible that Tvardi’s own and in-licensed pending patent applications or those that Tvardi may file in the future will not lead to issued patents;

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others may have access to the same intellectual property rights licensed to Tvardi on a non-exclusive basis in the future;

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issued patents that Tvardi owns or in-licensed may not provide Tvardi with any competitive advantage, or may be held invalid or unenforceable, including as a result of legal challenges by its competitors;

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Tvardi’s competitors might conduct research and development activities in countries where it does not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in its major commercial markets;

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ownership of Tvardi’s patent portfolio may be challenged by third parties;

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the patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on its business;

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patent enforcement is expensive and time-consuming and difficult to predict; thus, Tvardi may not be able to enforce any of its patents against a competitor; and

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Tvardi may choose not to file a patent application for certain inventions, instead choosing to rely on trade secret protection, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could significantly harm Tvardi’s business, financial condition, results of operations and prospects.
Risks Related to Tvardi’s Reliance on Third Parties
Tvardi relies on third parties to conduct certain aspects of its preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, Tvardi may not be able to obtain regulatory approval of or commercialize any potential product candidates.
Tvardi depends upon third parties to conduct certain aspects of its preclinical studies and clinical trials, under agreements with universities, medical institutions, CROs, strategic collaborators and others. Tvardi expects to have to negotiate budgets and contracts with such third parties, which may result in delays to its development timelines and increased costs.
Tvardi will rely especially heavily on third parties over the course of its clinical trials, and, as a result, will have limited control over the clinical investigators and limited visibility into their day-to-day activities, including with respect to their compliance with the approved clinical protocol. Nevertheless, Tvardi is responsible for ensuring that each of its clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and Tvardi’s reliance on third parties does not relieve Tvardi of its regulatory responsibilities. Tvardi and these third parties are required to comply with Good Clinical Practice (GCP), requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of clinical trial sponsors, clinical investigators and clinical trial sites. If Tvardi or any of these third parties fail to comply with applicable GCP requirements, the clinical data generated in its clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require Tvardi to suspend or terminate these clinical trials or perform additional preclinical studies or clinical trials before approving its marketing applications. Tvardi cannot be certain that, upon inspection, such regulatory authorities will determine that any of its clinical trials comply with the GCP requirements.
Tvardi’s failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require Tvardi to repeat clinical trials, which would delay the regulatory approval process. Moreover, Tvardi’s business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.
Any third parties conducting aspects of Tvardi’s preclinical studies or clinical trials will not be its employees and, except for remedies that may be available to Tvardi under its agreements with such third parties, it cannot control whether or not they devote sufficient time and resources to its preclinical studies and clinical programs. These third parties may also have relationships with other commercial entities, including Tvardi’s competitors, for whom they may also be conducting clinical trials or other product development activities, which could affect their performance on its behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the preclinical or clinical data they obtain is compromised due to the failure to adhere to Tvardi’s protocols or regulatory requirements or for other reasons or if due to federal or state orders or absenteeism due to global conditions, including health epidemics and pandemics, they are unable to meet their contractual and regulatory obligations, Tvardi’s development timelines, including clinical development timelines, may be extended, delayed or terminated and Tvardi may not be able to complete development of, obtain regulatory approval of or successfully commercialize its product candidates. As a result, Tvardi’s financial results and the commercial prospects for its product candidates would be harmed, its costs could increase and its ability to generate revenue could be delayed.
If any of Tvardi’s relationships with these third-party CROs or others terminate, Tvardi may not be able to enter into arrangements with alternative CROs or other third parties or to do so on commercially reasonable terms.
Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO begins work. As a result, delays may occur, which can materially impact Tvardi’s ability to meet its desired development timelines. Though Tvardi carefully manages its relationships with its CROs, there can be no assurance that it will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on its business, financial condition and prospects.
Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.
As product candidates progress through preclinical to late-stage clinical trials to marketing approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize yield, manufacturing batch size, minimize costs and achieve consistent quality and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause Tvardi’s product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of Tvardi’s product candidates and jeopardize Tvardi’s ability to commercialize its product candidates and generate revenue.
In addition, there are risks associated with large scale manufacturing for clinical trials or commercial scale including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, compliance with good manufacturing practices, lot consistency and timely availability of raw materials. Even if Tvardi obtains marketing approval for any of its product candidates, there is no assurance that its manufacturers will be able to manufacture the approved product to specifications acceptable to the FDA or other comparable foreign regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential commercial launch of the product or to meet potential future demand. If Tvardi’s manufacturers are unable to produce sufficient quantities for clinical trials or for commercialization, its development and commercialization efforts would be impaired, which would have an adverse effect on its business, financial condition, results of operations and growth prospects.
Because Tvardi relies on third-party manufacturing and supply vendors, including single-source vendors and vendors in foreign jurisdictions, its supply of research and development, preclinical and clinical development materials may become limited or interrupted or may not be of satisfactory quantity or quality.
Tvardi relies on third-party contract manufacturers to manufacture its product candidates for preclinical studies and clinical trials. Tvardi does not own manufacturing facilities for producing any clinical trial product supplies. There can be no assurance that its preclinical and clinical development product supplies will not be limited, interrupted or of satisfactory quality or continue to be available at acceptable prices, including due to challenging macroeconomic conditions. Because Tvardi is dependent on limited third-party suppliers and manufacturers for the manufacturing of its product candidates, so long as it remains dependent on them, the loss of any of these suppliers and manufacturers, or any difficulties encountered by these suppliers and manufacturers in the production of its product candidates, could materially delay the conduct of its clinical trials and adversely impact its business.
In addition, Tvardi relies on vendors in foreign jurisdictions for its clinical drug supply for TTI-101, TTI-109 and future drug formulations. If this supply is interrupted for business or geopolitical reasons, the development of TTI-101 or TTI-109 could be materially delayed. In particular, any replacement of Tvardi’s manufacturers could require significant time, effort and expertise because there may be a limited number of qualified replacements and the process to transfer technology and initiate manufacturing is complex and time consuming. Moreover, there is currently significant uncertainty about the future relationship between the United States and various other countries, including China, with respect to trade policies, treaties, government regulations and tariffs. It is possible further tariffs may be imposed that could affect imports of APIs used in Tvardi’s product candidates or any other potential future product candidates, or its business may be adversely impacted by retaliatory trade measures taken by China or other countries, including restricted access to such raw materials used in its current or any other potential future product candidates.
The manufacturing process for a product candidate is subject to FDA and foreign regulatory authority review. Suppliers and manufacturers must meet applicable manufacturing requirements and undergo rigorous facility and process validation tests required by regulatory authorities in order to comply with regulatory standards, such as cGMPs. In the event that any of Tvardi’s manufacturers fails to comply with such requirements or to perform its obligations to Tvardi in relation to quality, timing or otherwise, or if its supply of components or other materials becomes limited or interrupted for other reasons, Tvardi may be forced to manufacture the materials itself, for which it currently does not have the capabilities or resources, or enter into an agreement with another third party, which Tvardi may not be able to do on reasonable terms, if at all. In some cases, the technical skills or technology required to manufacture Tvardi’s product candidates may be unique or proprietary to the original manufacturer and Tvardi may have difficulty transferring such skills or technology to another third party and a feasible alternative may not exist. These factors would increase Tvardi’s reliance on such manufacturer or require Tvardi to obtain a license from such manufacturer in order to have another third party manufacture its product candidates. If Tvardi is required to change manufacturers for any reason, it will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could negatively affect Tvardi’s ability to develop product candidates in a timely manner or within budget.
Tvardi expects to continue to rely on third-party manufacturers for commercial supply of drug product, if it receives regulatory approval for TTI-101, TTI-109 or any other product candidate. To the extent that Tvardi has existing, or enters into future, manufacturing arrangements with third parties, it will depend on these third parties to perform their obligations in a timely manner consistent with contractual and regulatory requirements, including those related to quality control and assurance. If Tvardi is unable to obtain or maintain third-party manufacturing for product candidates, or to do so on commercially reasonable terms, Tvardi may not be able to develop and commercialize its product candidates successfully. Tvardi’s or a third party’s failure to execute on its manufacturing requirements and comply with cGMP could adversely affect its business in a number of ways, including:
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an inability to initiate or continue clinical trials of product candidates under development;

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delay in submitting regulatory applications, or receiving regulatory approvals, for product candidates;

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loss of the cooperation of an existing or future collaborator;

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subjecting third-party manufacturing facilities or Tvardi’s manufacturing facilities to additional inspections by regulatory authorities;

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requirements to cease distribution or to recall batches of Tvardi’s product candidates; and

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in the event of approval to market and commercialize a product candidate, an inability to meet commercial demands for Tvardi’s products.

Failure to maintain cGMP can result in a contractor receiving FDA sanctions, which can impact Tvardi’s ability to operate or lead to delays in any clinical development programs. Tvardi believes that its current fill and finish contractor is operating in accordance with cGMP, but it can give no assurance that FDA or other regulatory agencies will not conclude that a lack of compliance exists. In addition, any delay in contracting for fill and finish services, or failure of the contract manufacturer to perform the services as needed, may delay any clinical trials, registration and launches, which could negatively affect its business.
If Tvardi is unable to enter into new collaborations, or if these collaborations are not successful, its business could be adversely affected.
A part of Tvardi’s strategy is to selectively evaluate partnerships in indications and geographies where it believes partners can add significant commercial and/or development capabilities. Further, Tvardi has limited capabilities for product development and does not yet have any capability for commercialization. Accordingly, Tvardi may in the future enter into collaborations with other companies to provide Tvardi with important technologies and funding for its programs and technology.
Any future collaborations Tvardi enters into may pose a number of risks, including the following:
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collaborators may have significant discretion in determining the efforts and resources that they will apply;

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collaborators may not perform their obligations as expected;

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collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs or license arrangements based on clinical trial results, changes in the collaborators’ strategic focus or available funding or external factors, such as a strategic transaction that may divert resources or create competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with Tvardi’s products and product candidates if the collaborators believe that the competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than Tvardi’s;

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product candidates discovered in collaboration with Tvardi may be viewed by its collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of Tvardi’s product candidates;

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collaborators may fail to comply with applicable regulatory requirements regarding the development, manufacture, distribution or marketing of a product candidate or product;

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collaborators with marketing and distribution rights to one or more of Tvardi’s product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;

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collaborators may not provide Tvardi with timely and accurate information regarding development progress and activity under any future license agreement, which could adversely impact Tvardi’s ability to report progress to Tvardi’s investors and otherwise plan development of Tvardi’s product candidates;

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disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or terminations of the research, development or commercialization of product candidates, might lead to additional responsibilities for Tvardi with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

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collaborators may not properly maintain or defend Tvardi’s intellectual property rights or may use Tvardi’s proprietary information in such a way as to invite litigation that could jeopardize or invalidate Tvardi’s intellectual property or proprietary information or expose Tvardi to potential litigation;

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collaborators may infringe the intellectual property rights of third parties, which may expose Tvardi to litigation and potential liability;

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if a collaborator of Tvardi is involved in a business combination, the collaborator might deemphasize or terminate the development or commercialization of any product candidate licensed to it by Tvardi; and

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collaborations may be terminated by the collaborator, and, if terminated, Tvardi could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

If collaborations Tvardi enters into do not result in the successful discovery, development and commercialization of product candidates or if a future collaborator terminates its agreement with Tvardi, Tvardi may not receive any research funding or milestone or royalty payments under such collaboration. All of the risks relating to product development, regulatory approval and commercialization described in this Report also apply to the activities of Tvardi’s therapeutic collaborators.
Tvardi faces significant competition in seeking appropriate collaborators for its product candidates, and the negotiation process is time-consuming and complex. In order for Tvardi to successfully establish a collaboration for one or more of its product candidates, potential collaborators must view these product candidates as economically valuable in markets they determine to be attractive in light of the terms that Tvardi is seeking and other available products for licensing by other companies. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large biopharmaceutical companies that have resulted in a reduced number of potential future collaborators. Tvardi’s ability to reach a definitive agreement for a collaboration will depend, among other things, upon its assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. If Tvardi is unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, Tvardi may have to curtail the development of a product candidate, reduce or delay its development program or one or more of Tvardi’s other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase Tvardi’s expenditures and undertake development or commercialization activities at Tvardi’s own expense. If Tvardi elects to increase its expenditures to fund development or commercialization activities on its own, Tvardi may need to obtain additional expertise and additional capital, which may not be available to Tvardi on acceptable terms, or at all. If Tvardi fails to enter into future collaborations or does not have sufficient funds or expertise to undertake the necessary development and commercialization activities, Tvardi may not be able to further develop its product candidates, bring them to market and generate revenue from sales of drugs or continue to develop its technology, and its business may be materially and adversely affected. Even if Tvardi is successful in its efforts to establish new strategic collaborations, the terms that it agrees upon may not be favorable to it, and it may not be able to maintain such strategic collaborations if, for example, development or approval of a product candidate is delayed or sales of an approved product are disappointing. Any delay in entering into new strategic collaboration agreements related to Tvardi’s product candidates could delay the development and commercialization of its product candidates and reduce their competitiveness even if they reach the market.

The operations of Tvardi’s suppliers, some of which are located outside of the United States, are subject to additional risks that are beyond Tvardi’s control and that could harm its business, financial condition, results of operations and prospects.
Currently, some of Tvardi’s suppliers are located outside of the United States. As a result of its global suppliers, Tvardi is subject to risks associated with doing business abroad, including:
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political unrest, terrorism, labor disputes and economic instability resulting in the disruption of trade from foreign countries in which Tvardi’s products are manufactured;

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the imposition of new laws and regulations, including those relating to labor conditions, quality, and safety standards, imports, duties, taxes and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds, particularly new or increased tariffs imposed on imports from countries where Tvardi’s suppliers operate;

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greater challenges and increased costs with enforcing and periodically auditing or reviewing Tvardi’s suppliers’ and manufacturers’ compliance with cGMPs or status acceptable to the FDA, EMA or comparable foreign regulatory authorities;

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reduced protection for intellectual property rights, including trademark protection, in some countries;

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disruptions in operations due to global, regional or local public health crises or other emergencies or natural disasters;

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disruptions or delays in shipments; and

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changes in local economic conditions in countries where Tvardi’s manufacturers or suppliers are located.

These and other factors beyond Tvardi’s control could interrupt Tvardi’s suppliers’ production, influence the ability of Tvardi’s suppliers to export its clinical supplies cost-effectively or at all, and inhibit Tvardi’s suppliers’ ability to procure certain materials, any of which could harm its business, financial condition, results of operations and prospects.
Tvardi’s suppliers and any future collaborators may need assurances that its financial resources and stability on a stand-alone basis are sufficient to satisfy their requirements for doing or continuing to do business with Tvardi.
Tvardi’s suppliers and any future collaborators may need assurances that its financial resources and stability on a stand-alone basis are sufficient to satisfy their requirements for doing or continuing to do business with Tvardi. If these parties are not satisfied with its financial resources and stability, it could have a material adverse effect on Tvardi’s ability to develop its drug candidates, enter into licenses or other agreements and on its business, financial condition or results of operations.
Risks Related to Managing Tvardi’s Business and Operations
Tvardi may encounter difficulties in managing its growth, which could adversely affect its operations.
As of September 30, 2024, Tvardi had 12 full-time employees. As Tvardi’s clinical development and commercialization plans and strategies develop, it will need to expand its managerial, clinical, regulatory, sales, marketing, financial, development, manufacturing and legal capabilities or contract with third parties to provide these capabilities for Tvardi. As Tvardi’s operations expand, Tvardi expects that it will need to manage additional relationships with various strategic collaborators, suppliers and other third parties. Tvardi’s future growth would impose significant added responsibilities on members of management, including:
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identifying, recruiting, integrating, retaining and motivating additional employees;

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managing Tvardi’s development and commercialization efforts effectively, including the clinical and FDA review process for TTI-101, TTI-109 and any other product candidates, while complying with Tvardi’s contractual obligations to contractors and other third parties; and

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improving Tvardi’s operational, financial and management controls, reporting systems and procedures.

Tvardi’s ability to continue to develop and, if approved, commercialize its product candidates will depend, in part, on its ability to effectively manage its future growth. Tvardi’s management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.
If Tvardi is not able to effectively expand its organization by hiring new employees and expanding its groups of consultants and contractors, Tvardi may not be able to successfully implement the tasks necessary to further develop and commercialize TTI-101, TTI-109 or any other product candidates and, accordingly, may not achieve its research, development and commercialization goals.
Tvardi may acquire additional technology and complementary businesses in the future. Acquisitions involve many risks, any of which could materially harm its business, including the diversion of management’s attention from core business concerns, failure to effectively exploit acquired technologies, failure to successfully integrate the acquired business or realize expected synergies or the loss of key employees from either its business or the acquired businesses.
Tvardi currently has no marketing and sales organization and has no experience as a company in commercializing products, and Tvardi may have to invest significant resources to develop these capabilities. If Tvardi is unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell its products, Tvardi may not be able to generate product revenue.
Tvardi has no internal sales, marketing or distribution capabilities, nor has it commercialized a product. If any of Tvardi’s product candidates ultimately receives regulatory approval, Tvardi expects to establish a marketing and sales organization with technical expertise and supporting distribution capabilities to commercialize each such product in major markets, which will be expensive and time consuming. Tvardi has no prior experience as a company in the marketing, sale and distribution of pharmaceutical products, and there are significant risks involved in building and managing a sales organization, including its ability to hire, retain and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of Tvardi’s internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. Tvardi may also choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment its own sales force and distribution systems or in lieu of its own sales force and distribution systems. Tvardi may not be able to enter into collaborations or hire consultants or external service providers to assist Tvardi in sales, marketing and distribution functions on acceptable financial terms, or at all. In addition, its product revenues and its profitability, if any, may be lower if it relies on third parties for these functions than if it were to market, sell and distribute any products that it develops itself. Tvardi likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market its products effectively. If Tvardi is not successful in commercializing its products, either on its own or through arrangements with one or more third parties, Tvardi may not be able to generate any future product revenue and it would incur significant additional losses.
If Tvardi loses key management personnel, or if Tvardi fails to recruit additional highly skilled personnel, its ability to develop current product candidates or identify and develop new product candidates will be impaired, could result in loss of markets or market share and could make Tvardi less competitive.
Tvardi’s ability to compete in the highly competitive biotechnology and biopharmaceutical industries depends upon its ability to attract and retain highly qualified managerial, scientific and medical personnel. Tvardi is highly dependent on its management, scientific and medical personnel, including key members of its senior management and executive team. Although Tvardi has employment agreements with its key employees, these employment agreements provide for at-will employment, which means that any of its employees could leave its employment at any time, with or without notice. Tvardi does not maintain “key person” insurance for any of its executives or other employees. The loss of the services of any of Tvardi’s executive officers, other key employees and other scientific and medical advisors, and its inability to find suitable replacements could result in delays in product development and harm its business. Competition for skilled personnel in its market is intense and may limit its ability to hire and retain highly qualified personnel on acceptable terms or at all.

To induce valuable employees to remain in Tvardi, in addition to salary and cash incentives, Tvardi has provided equity awards that vest over time. The value to employees of equity awards that vest over time may be significantly affected by movements in its stock price that are beyond its control and may at any time be insufficient to counteract more lucrative offers from other companies. Despite Tvardi’s efforts to retain valuable employees, members of its management, scientific and development teams may terminate their employment with Tvardi on short notice. Tvardi’s key employees are at-will employees, which means that any of its employees could leave its employment at any time, with or without notice. Tvardi does not maintain “key person” insurance policies on the lives of these individuals or the lives of any of its other employees. Tvardi’s success also depends on its ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior scientific and medical personnel.
Tvardi’s employees, independent contractors, consultants, commercial partners, collaborators and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.
Tvardi is exposed to the risk of employee fraud or other illegal activity by its employees, independent contractors, consultants, commercial partners, collaborators and vendors. Misconduct by these parties could include intentional, reckless and/or negligent conduct that fails to comply with the laws of the FDA and other similar foreign regulatory bodies, provide true, complete and accurate information to the FDA and other similar foreign regulatory bodies, comply with manufacturing standards Tvardi has established, comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws, or report financial information or data accurately or to disclose unauthorized activities to Tvardi. If Tvardi obtains FDA approval of any of its product candidates and begins commercializing those products in the United States, its potential exposure under such laws will increase significantly, and its costs associated with compliance with such laws will also increase. These laws may impact, among other things, its current activities with principal investigators and research patients, as well as proposed and future sales, marketing and education programs. It is not always possible to identify and deter misconduct by Tvardi’s employees, independent contractors, consultants, commercial partners and vendors, and the precautions Tvardi takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Tvardi from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any actions are instituted against Tvardi and Tvardi is not successful in defending itself or asserting its rights, those actions could result in the imposition of civil, criminal and administrative penalties, damages, monetary fines, imprisonment, disgorgement, possible exclusion from participation in government healthcare programs, additional reporting obligations and oversight if Tvardi becomes subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings and the curtailment of its operations.
Tvardi or the third parties upon whom it depends may be adversely affected by natural disasters, and its business continuity and disaster recovery plans may not adequately protect Tvardi from a serious disaster.
Tvardi’s operations are located in its facilities in Sugar Land, Texas and it works with third-party CROs and CDMOs globally. Any unplanned event, such as flood, fire, explosion, tornadoes, extreme weather condition, medical epidemics, power shortage, telecommunication failure or other natural or man-made accidents or incidents that result in Tvardi being unable to fully utilize its facilities, or the manufacturing facilities of its third-party contract manufacturers, may have a material and adverse effect on its ability to operate its business and have significant negative consequences on its financial and operating conditions. Loss of access to these facilities may result in increased costs, delays in the development of Tvardi’s product candidates or interruption of its business operations. Natural disasters could further disrupt its operations and have a material and adverse effect on its business, financial condition, results of operations and prospects. If a natural disaster, power outage or other event occurred that prevented Tvardi from using all or a significant portion of its headquarters, that damaged critical infrastructure, such as its research facilities or the manufacturing facilities of its third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for Tvardi to continue its business for a substantial period of time.

As part of its risk management policy, Tvardi maintains insurance coverage at levels that it believes are appropriate for its business. However, in the event of an accident or incident at these facilities, Tvardi cannot assure you that the amounts of insurance will be sufficient to satisfy any damages and losses. If Tvardi’s facilities, or the manufacturing facilities of Tvardi’s third-party contract manufacturers, are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of Tvardi’s research and development programs may be harmed.
General Risk Factors
Tvardi has identified material weaknesses in its internal control over financial reporting. If it fails to remediate these material weaknesses, or if it experiences additional material weaknesses in the future or otherwise fails to maintain effective internal control over financial reporting in the future, Tvardi may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect investor confidence in Tvardi and, as a result, the value of its common stock following the completion of the Merger.
As of December 31, 2023 and 2022, Tvardi had limited accounting personnel and other resources to address its internal control over financial reporting. In connection with the preparation of Tvardi’s financial statements for the years ended December 31, 2023 and 2022, material weaknesses were identified in the design and operating effectiveness of Tvardi’s internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
These material weaknesses are related to the fact that Tvardi lacked a sufficient number of professionals to consistently establish appropriate authorities and responsibilities in pursuit of Tvardi’s financial reporting objectives. The lack of sufficient number of finance and accounting professionals contributed to the inadequate design and Tvardi’s inability to maintain effective controls over the segregation of duties related to journal entries. In addition, Tvardi identified a material weakness in its financial reporting related to inadequate review of financial statements and disclosures.
However, these material weaknesses could result in a misstatement of substantially all of Tvardi’s accounts or disclosures that would result in a material misstatement of its annual or interim financial statements that would not be prevented or detected.
To remediate the material weaknesses, Tvardi plans to implement formal risk assessment processes and procedures and design sufficient controls to remediate these weaknesses. Tvardi intends to hire additional experienced accounting and financial reporting personnel, formalize design and implementation of internal controls over the financial reporting process, including general controls over information systems. The material weaknesses will not be considered remediated until management completes the design and implementation of the measures described above and the controls operate for a sufficient period of time and management has concluded, through testing, that these controls are effective. The measures Tvardi has taken to date, and is continuing to design and implement, may not be sufficient to remediate the material weaknesses Tvardi has identified or avoid potential future material weaknesses. If the steps Tvardi takes do not correct these material weaknesses in a timely manner, Tvardi will be unable to conclude that it maintains effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a material misstatement of Tvardi’s financial statements would not be prevented or detected on a timely basis.
If Tvardi fails to remediate its existing material weaknesses or identify new material weaknesses in its internal control over financial reporting, if Tvardi is unable to comply with the disclosure and attestation requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, if Tvardi is unable to conclude that its internal control over financial reporting is effective, or if its independent registered public accounting firm is unable to conclude that its internal control over financial reporting is effective, Tvardi may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect investor confidence in Tvardi and the market price of its common stock following the completion of the Merger could be negatively affected. As a result, Tvardi could also become subject to investigations by The Nasdaq Capital Market, the SEC or other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm its reputation and financial condition or divert financial and management resources from its regular business activities.
Tvardi’s disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
As a public reporting company post-Merger, Tvardi will be subject to certain reporting requirements of the Exchange Act. Tvardi’s disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by Tvardi in reports Tvardi files or submits under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Tvardi believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in Tvardi’s control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.
Tvardi’s issuance of additional capital stock in connection with financings, acquisitions, investments, its stock incentive plans or otherwise will dilute all other stockholders.
Tvardi expects to issue additional capital stock in the future that will result in dilution to all other stockholders. Tvardi expects to grant equity awards to employees, directors, and consultants under its stock incentive plans. As part of its business strategy, Tvardi may acquire or make investments in complementary companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of Tvardi’s common stock to decline.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about Tvardi’s business, its stock price and trading volume could decline.
The trading market for Tvardi’s common stock will depend in part on the research and reports that securities or industry analysts publish about Tvardi or its business. If one or more of the analysts who covers Tvardi downgrades its stock or publishes inaccurate or unfavorable research about its business, its stock price may decline. If one or more of these analysts ceases coverage of its company or fails to publish reports on Tvardi regularly, demand for its stock could decrease, which might cause its stock price and trading volume to decline.
Tvardi will incur significant increased costs as a result of operating as a public company, and its management is required to devote substantial time to new compliance initiatives.
As a public company post-Merger, Tvardi will incur significant legal, accounting and other expenses. Tvardi will be subject to the reporting requirements of the Exchange Act, which requires, among other things, that Tvardi file with the SEC annual, quarterly and current reports with respect to its business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and the Nasdaq Stock Market (Nasdaq), to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial reporting controls and changes in corporate governance practices. Further, there are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which Tvardi operates its business in ways it cannot currently anticipate.
Tvardi expects the rules and regulations applicable to public companies to substantially increase its legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of Tvardi’s management and personnel from other business concerns, they could have an adverse effect on its business. The increased costs will decrease Tvardi’s net income or increase Tvardi’s net loss and may require Tvardi to reduce costs in other areas of its business or increase the prices of its products or services. For example, Tvardi expects these rules and regulations to make it more difficult and more expensive for Tvardi to obtain director and officer liability insurance and Tvardi may be required to incur substantial costs to maintain the same or similar coverage. Tvardi cannot predict or estimate the amount or timing of additional costs Tvardi may incur to respond to these requirements. The impact of these requirements could also make it more difficult for Tvardi to attract and retain qualified persons to serve on its board of directors, its board committees or as executive officers.
Tvardi is subject to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, and policies related to data privacy and security. Tvardi’s actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of its business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.
In the ordinary course of business, Tvardi collects, receives, stores, processes, generates, uses, transfers, discloses, makes accessible, protects, secures, disposes of, transmits, and shares (collectively, process or processing) certain sensitive information, including proprietary and confidential business data, trade secrets, employee data, intellectual property, data it collects about clinical trial participants in connection with clinical trials, and other sensitive third-party data (collectively, sensitive data). The global data protection landscape is rapidly evolving and Tvardi is or may become subject to numerous data privacy and security obligations, such as various state, federal and foreign laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations governing the collection use, disclosure, retention, and security of personal information or otherwise relating to data privacy and security, including as relates to information that Tvardi may collect in connection with clinical trials in the United States and abroad.
Various federal, state, local and foreign legislative and regulatory bodies, or self-regulatory organizations, may expand current laws, rules or regulations, enact new laws, rules or regulations or issue revised rules or guidance regarding data privacy and security. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and Tvardi cannot yet determine the impact future laws, regulations, standards, or perception of their requirements may have on its business. This evolution may create uncertainty in Tvardi’s business, affect its ability to operate in certain jurisdictions or to collect, store, transfer use and share personal information, necessitate the acceptance of more onerous obligations in its contracts, result in liability or impose additional costs on Tvardi. The cost of compliance with these laws, regulations and standards is high and is likely to increase in the future. Any failure or perceived failure by Tvardi to comply with federal, state or foreign laws or regulations, its internal policies and procedures or its contracts governing the processing of personal information could result in negative publicity, government investigations and enforcement actions, claims by third parties and damage to Tvardi’s reputation, any of which could have a material adverse effect on its business, results of operation, and financial condition.
In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, data privacy laws, and other similar laws. For example, HIPAA, as amended by HITECH (collectively, HIPAA), imposes among other things, certain requirements relating to the privacy, security, transmission, and breach of individually identifiable health information. Tvardi may obtain health information from third parties (including research institutions from which it obtains clinical trial data) that are subject to privacy and security requirements under HIPAA. Depending on the facts and circumstances, Tvardi could be subject to significant penalties if it violates HIPAA.
Certain states have also adopted comparable privacy and security laws and regulations, which govern the privacy, processing and protection of health-related and other personal information. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for Tvardi and its future customers and strategic partners. For example, the California Consumer Privacy Act (CCPA), went into effect on January 1, 2020 and applies to the personal information of California consumers, business representatives, and employees, and increases the privacy and security obligations of entities handling certain personal information, including among other things, requiring businesses to provide specific disclosures in privacy notices and honor requests of

California residents to exercise certain privacy rights, including the right to opt out of certain disclosures of their information. The CCPA provides for civil penalties of up to $7,500 per violation as well as a private right of action with statutory damages for certain data breaches, thereby potentially increasing the likelihood of, and risks associated with, data breach litigation. Although the law includes limited exceptions, including for certain information collected as part of clinical trials, the CCPA may impact Tvardi’s processing of personal information and increases its compliance costs. Additionally, the California Privacy Rights Act of 2020 (CPRA) generally went into effect on January 1, 2023, and significantly expands the CCPA, such as granting additional rights to California residents, including the right to correct personal information and additional opt-out rights for certain uses and sensitive data, and imposes additional data protection obligations on covered businesses, including additional limitations on data uses and new audit requirements for higher risk data. The CPRA also established a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. Other states, such as Virginia, Indiana, Oregon, Texas, Tennessee, Montana, Iowa, Delaware, Connecticut, Utah and Colorado, have also passed comprehensive privacy laws, and similar laws are being considered in several other states, as well as at the federal and local levels. While these state privacy laws, like the CCPA, also exempt some data processed in the context of clinical trials, these laws could have potentially conflicting requirements that further complicate compliance efforts, and increase legal risk and compliance costs for Tvardi and the third parties upon whom it relies. In the event that Tvardi is subject to or affected by HIPAA, the CCPA, the CPRA or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect its financial condition. In addition to government activity, privacy advocacy groups and technology and other industries are considering various new, additional or different self-regulatory standards that may place additional burdens on Tvardi. In addition to data privacy and security laws, Tvardi is also bound by other contractual obligations related to data privacy and security, and its efforts to comply with such obligations may not be successful.
Each of these laws, rules, regulations and contractual obligations relating to data privacy and security, and any other such changes or new laws, rules, regulations or contractual obligations could impose significant limitations, require changes to Tvardi’s business, or restrict its collection, use, storage or processing of personal information, which may increase its compliance expenses and make its business more costly or less efficient to conduct. In addition, any such changes could compromise Tvardi’s ability to develop an adequate marketing strategy and pursue its growth strategy effectively or even prevent Tvardi from providing certain products in jurisdictions in which it currently operates and in which Tvardi may operate in the future or incur potential liability in an effort to comply with such legislation, which, in turn, could adversely affect its business, financial condition, results of operations and prospects. Complying with these numerous, complex and often changing regulations is expensive and difficult, and failure to comply with any data privacy or security laws, whether by Tvardi, one of its CROs, CMOs, partners or another third party, could adversely affect its business, financial condition, results of operations and prospects, including but not limited to: investigation costs; material fines and penalties; compensatory, special, punitive and statutory damages; litigation; consent orders regarding Tvardi’s privacy and security practices; requirements that it provides notices, credit monitoring services and/or credit restoration services or other relevant services to impacted individuals; adverse actions against Tvardi’s licenses to do business; reputational damage; and injunctive relief. In addition, new regulation or legislative actions regarding data privacy and security (together with applicable industry standards) may increase its costs of doing business. In this regard, Tvardi expects that there will continue to be new proposed laws, regulations and industry standards relating to privacy and data protection in the United States, the EEA and other jurisdictions, and it cannot determine the impact such future laws, regulations and standards may have on its business.
Any actual or perceived failure by Tvardi or its third-party service providers to comply with any federal, state or foreign laws, rules, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which Tvardi may be subject or other legal obligations relating to privacy, data protection, data security or consumer protection could adversely affect Tvardi’s reputation, brand and business. Tvardi may also be contractually required to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any laws, rules and regulations or other legal obligations relating to privacy or any inadvertent or unauthorized use or disclosure of data that Tvardi stores or handles as part of operating its business. Any of these events could adversely affect Tvardi’s reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in its business operations (including clinical trials); inability to process personal information or to operate in certain jurisdictions; limited ability to develop or commercialize its products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to its business model or operations.
Tvardi cannot assure you that its CROs, CMOs or other third-party service providers with access to its or its suppliers’, manufacturers’, clinical trial participants’ and employees’ sensitive information in relation to which Tvardi is responsible will not breach contractual obligations imposed by Tvardi, or that they will not experience data security incidents, which could have a corresponding effect on its business, including putting Tvardi in breach of its obligations under privacy laws and regulations and/or which could in turn adversely affect its business, financial condition, results of operations and prospects. Tvardi cannot assure you that its contractual measures and its own privacy and security-related safeguards will protect Tvardi from the risks associated with the third-party processing of such information. Any of the foregoing could adversely affect its business, financial condition, results of operations and prospects.
Tvardi also publicly posts its privacy policies and practices concerning its collection, use, disclosure and other processing of the personal information provided to Tvardi. Although it endeavors to comply with its public statements and documentation, Tvardi may at times fail to do so or be perceived to have failed to do so. Tvardi’s publication of its privacy policies and other statements it publishes that provide promises and assurances about privacy and security can subject Tvardi to potential state and federal action if they are found to be deceptive, unfair or misrepresentative of its actual practices. Any actual or perceived failure by Tvardi to comply with federal, state or foreign laws, rules or regulations, industry standards, contractual or other legal obligations, or any actual, perceived or suspected cybersecurity incident, whether or not resulting in unauthorized access to, or acquisition, release or transfer of personal information or other data, may result in enforcement actions and prosecutions, private litigation, significant fines, penalties and censure, claims for damages by customers and other affected individuals, regulatory inquiries and investigations or adverse publicity and could cause its customers to lose trust in Tvardi, any of which could adversely affect its business, financial condition, results of operations and prospects.
The successful assertion of one or more large claims against Tvardi that exceeds its available insurance coverage, or results in changes to its insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on its business. In addition, Tvardi cannot be sure that its existing insurance coverage will continue to be available on acceptable terms or that its insurers will not deny coverage as to any future claim.
Changes in U.S. tax law could adversely affect Tvardi’s financial condition and results of operations.
The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the U.S. Internal Revenue Service and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect Tvardi or holders of its common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future. Future changes in U.S. tax laws could have a material adverse effect on its business, cash flow, financial condition or results of operations. Tvardi urges investors to consult with their legal and tax advisors regarding the implications of potential changes in U.S. tax laws on an investment in its common stock.
Tvardi’s information systems, or those of its collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of its product development programs.
Tvardi’s information systems and those of its current and any future collaborators, other contractors or consultants and third-party suppliers (i.e., its supply chain) are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Tvardi exercises little or no direct control over how these third parties operate their networks, which increases its vulnerability to problems with their systems. While Tvardi has not experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in its information systems or those of Tvardi’s collaborators, vendors, contractors or consultants, it could result in a disruption of its development programs and its business operations, whether due to a loss of Tvardi’s trade secrets or other proprietary information or other similar disruptions, as well as reputational harm and adverse legal and regulatory consequences. For example, the loss of clinical trial data from future clinical trials could result in delays in Tvardi’s regulatory approval efforts and significantly increase its costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, Tvardi’s data or applications, or inappropriate disclosure of confidential or proprietary information, it could incur liability, its competitive position could be harmed and the further development and commercialization of its product candidates could be delayed.
Tvardi is also subject to cybersecurity risks caused by misappropriation, misuse, leakage, falsification or intentional or accidental release, exposure or loss of information maintained in the information systems and networks of Tvardi’s company and its vendors, including personal information of Tvardi’s employees and clinical trial subjects, and company and vendor confidential data. In addition, outside parties may attempt to penetrate Tvardi’s systems or those of its vendors or fraudulently induce its personnel or the personnel of its vendors to disclose sensitive information in order to gain access to Tvardi’s data and/or systems. Tvardi may experience threats to its data and systems, including malicious code and viruses, supply chain attacks, phishing and other cyberattacks. The number and complexity of these threats continue to increase over time. While Tvardi has not experienced, to date, a cybersecurity threat, including as a result of any previous cybersecurity incidents, that has materially affected or is reasonably likely to materially affect Tvardi, including its business strategy, results of operations or financial condition, it cannot guarantee that it will not experience such a threat or incident in the future. If a material breach of, or accidental or intentional loss of data from, Tvardi’s information technology systems or those of its vendors occurs, the market perception of the effectiveness of its security measures could be harmed and Tvardi’s reputation and credibility could be damaged, and Tvardi could be subject to adverse legal and regulatory consequences. Tvardi could be required to expend significant amounts of money and other resources to repair or replace information systems or networks.
In addition, Tvardi could be subject to regulatory actions and/or claims made by individuals and groups in private litigation involving privacy issues related to data collection and use practices and other data privacy laws and regulations, including claims for misuse or inappropriate disclosure of data, as well as unfair or deceptive practices. Although Tvardi develops and maintains systems and controls designed to prevent these events from occurring, and Tvardi has a process to identify and mitigate threats, the development and maintenance of these systems, controls and processes is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become increasingly sophisticated. Moreover, despite Tvardi’s efforts, the possibility of these events occurring cannot be eliminated entirely. As Tvardi outsources more of its information systems to vendors, engage in more electronic transactions with payors and patients and rely more on cloud-based information systems, the related security risks will increase, and Tvardi will need to expend additional resources to protect its technology and information systems.
In addition, there can be no assurance that Tvardi’s internal information technology systems or those of its third-party contractors, or its consultants’ efforts to implement adequate security and control measures, will be sufficient to protect Tvardi against breakdowns, service disruption, data deterioration or loss in the event of a system malfunction, or prevent data from being stolen or corrupted in the event of a cyberattack, security breach, industrial espionage attacks or insider threat attacks, which could result in financial, legal, business or reputational harm.
In addition, while Tvardi maintains insurance policies that may cover certain liabilities in connection with a cybersecurity incident, it cannot be certain that the insurance coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to Tvardi on commercially reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims that exceed available insurance coverage, or the occurrence of changes in insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on its business, including its financial condition, results of operations and reputation.
Unfavorable global economic conditions could adversely affect Tvardi’s business, financial condition or results of operations.
Tvardi’s results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. Portions of Tvardi’s future clinical trials may be conducted outside of the United States and unfavorable economic conditions resulting in the weakening of the U.S. dollar would make those clinical trials costlier to operate. Furthermore, the most recent global financial crisis caused extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn, due to factors including the effects of health epidemics and pandemics, such as COVID-19, geopolitical events, such as the Russian invasion of Ukraine, the Israel-Hamas conflict and related global escalation of geopolitical tensions, and inflationary pressures could result in a variety of risks to Tvardi’s business, including a reduced ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy or international trade disputes could also strain its suppliers, some of which are located outside of the United States, possibly resulting in supply disruption. Any of the foregoing could harm its business and Tvardi cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact its business.
Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect Tvardi’s current and projected business operations and its financial condition and results of operations.
Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems.
Since March 2023, several financial institutions have experienced failures and have been placed into receivership. In addition, if any of Tvardi’s customers, suppliers or other parties with whom it conducts business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties’ ability to pay their obligations to Tvardi or to enter into new commercial arrangements requiring additional payments to Tvardi could be adversely affected. Similar impacts have occurred in the past, such as during the 2008-2010 financial crisis.
Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Although the U.S. Department of Treasury, Federal Deposit Insurance Corporation (FDIC), and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediately liquidity may exceed the capacity of such program. Additionally, there is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion.
Although Tvardi assesses its banking and customer relationships as it believes necessary or appropriate, its access to funding sources and other credit arrangements in amounts adequate to finance or capitalize its current and projected future business operations could be significantly impaired by factors that affect Tvardi, the financial institutions with whom Tvardi has credit agreements or arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which Tvardi has financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.
The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on Tvardi’s current and projected business operations and its financial condition and results of operations. These could include, but may not be limited to, the following:
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Delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets;

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delayed or lost access to working capital sources and/or delays, inability or reductions in its ability to enter into new credit facilities or other working capital resources;

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potential or actual breach of contractual obligations that require Tvardi to maintain letters of credit or other credit support arrangements;

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potential or actual breach of financial covenants in any credit agreements or credit arrangements; or

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potential or actual cross-defaults in other credit agreements, credit arrangements or operating or financing agreements.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for Tvardi to acquire financing on acceptable terms or at all.
Any decline in available funding or access to its cash and liquidity resources could, among other risks, adversely impact Tvardi’s ability to meet its operating expenses, financial obligations or fulfill its other obligations, result in breaches of its financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on Tvardi’s liquidity and its current and/or projected business operations and financial condition and results of operations.
In addition, any further deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by Tvardi’s customers or suppliers, which in turn, could have a material adverse effect on i current and/or projected business operations and results of operations and financial condition. For example, a supplier may determine that it will no longer deal with Tvardi as a customer. In addition, a supplier could be adversely affected by any of the liquidity or other risks that are described above as factors that could result in material adverse impacts on Tvardi, including but not limited to delayed access or loss of access to uninsured deposits or loss of the ability to draw on existing credit facilities involving a troubled or failed financial institution. Any supplier bankruptcy or insolvency, or any breach or default by a supplier, or the loss of any significant supplier relationships, could result in material losses to Tvardi and may have a material adverse impact on its business.
The increasing use of social media platforms presents new risks and challenges.
Social media is increasingly being used to communicate about Tvardi’s clinical development programs and the diseases its therapeutics are being developed to treat, and Tvardi intends to utilize appropriate social media in connection with its commercialization efforts following approval of its product candidates, if any. Social media practices in the biopharmaceutical industry continue to evolve and regulations and regulatory guidance relating to such use are evolving and not always clear. This evolution creates uncertainty and risk of noncompliance with regulations applicable to its business, resulting in potential regulatory actions against Tvardi, along with the potential for litigation related to off-label marketing or other prohibited activities. For example, patients may use social media channels to comment on their experience in an ongoing blinded clinical trial or to report an alleged adverse event. When such disclosures occur, there is a risk that clinical trial enrollment may be adversely impacted, that Tvardi may fail to monitor and comply with applicable adverse event reporting obligations or that Tvardi may not be able to defend its business or the public’s legitimate interests in the face of the political and market pressures generated by social media due to restrictions on what Tvardi may say about its product candidates. There is also a risk of inappropriate disclosure of sensitive information or negative or inaccurate posts or comments about Tvardi on any social networking website. If any of these events were to occur or Tvardi otherwise fails to comply with applicable regulations, Tvardi could incur liability, face regulatory actions or incur other harm to its business.
Risks Related to the Combined Company
In determining whether you should approve the proposals contained in this proxy statement/prospectus, you should carefully read the following risk factors in addition to the risks described above.

The combined company will need to raise additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all.
The combined company will require substantial additional funds to conduct the costly and time-consuming clinical efficacy trials necessary to pursue regulatory approval of each potential product candidate and to continue the development of TTI-101 and future product candidates. The combined company’s future capital requirements will depend upon a number of factors, including: the number and timing of future product candidates in the pipeline; progress with and results from preclinical testing and clinical trials; the ability to manufacture sufficient drug supplies to complete preclinical and clinical trials; the costs involved in preparing, filing, acquiring, prosecuting, maintaining and enforcing patent and other intellectual property claims; proceeds from collaboration agreements or other strategic transactions; and the time and costs involved in obtaining regulatory approvals and favorable reimbursement or formulary acceptance. Raising additional capital may be costly or difficult to obtain and could significantly dilute stockholders’ ownership interests or inhibit the combined company’s ability to achieve its business objectives. If the combined company raises additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely the rights of its common stockholders. Further, to the extent that the combined company raises additional capital through the sale of common stock or securities convertible or exchangeable into common stock, its stockholder’s ownership interest in the combined company will be diluted. In addition, any debt financing may subject the combined company to fixed payment obligations and covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If the combined company raises additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, the combined company may have to relinquish certain valuable intellectual property or other rights to its product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to it. Even if the combined company were to obtain sufficient funding, there can be no assurance that it will be available on terms acceptable to the combined company or its stockholders.
The market price of the combined company’s common stock is expected to be volatile, and the market price of the common stock may drop following the Merger.
The market price of the combined company’s common stock following the Merger could be subject to significant fluctuations. Market prices for securities of early-stage pharmaceutical, biotechnology and other life sciences companies have historically been particularly volatile. Some of the factors that may cause the market price of the combined company’s common stock to fluctuate include:
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the ability of the combined company to obtain regulatory approvals for its product candidates, and delays or failures to obtain such approvals;

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failure of any of the combined company’s product candidates, if approved, to achieve commercial success;

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failure by the combined company to maintain its existing third-party license and supply agreements;

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failure by the combined company or its licensors to prosecute, maintain, or enforce its intellectual property rights;

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changes in laws or regulations applicable to the combined company’s product candidates;

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any inability to obtain adequate supply of the combined company’s product candidates or the inability to do so at acceptable prices;

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adverse regulatory authority decisions;

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introduction of new products, services or technologies by the combined company’s competitors;

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failure to meet or exceed financial and development projections the combined company may provide to the public;

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failure to meet or exceed the financial and development projections of the investment community;

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the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

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announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by the combined company or its competitors;

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disputes or other developments relating to proprietary rights, including patents, litigation matters, and the combined company’s ability to obtain patent protection for its technologies;

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additions or departures of key personnel;

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significant lawsuits, including patent or stockholder litigation;

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if securities or industry analysts do not publish research or reports about the combined company’s business, or if they issue an adverse or misleading opinion regarding its business and stock;

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changes in the market valuations of similar companies;

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general market or macroeconomic conditions;

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sales of its common stock by the combined company or its stockholders in the future;

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trading volume of the combined company’s common stock;

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failure to maintain compliance with the listing requirements of The Nasdaq Capital Market;

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announcements by commercial partners or competitors of new commercial products, clinical progress or the lack thereof, significant contracts, commercial relationships or capital commitments;

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adverse publicity generally, including with respect to other products and potential products in such markets;

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the introduction of technological innovations or new therapies that compete with potential products of the combined company;

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changes in the structure of health care payment systems; and

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period-to-period fluctuations in the combined company’s financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined company’s common stock.
In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the combined company’s profitability and reputation.
Additionally, a decrease in the stock price of the combined company may cause the combined company’s common stock to no longer satisfy the continued listing standards of Nasdaq. If the combined company is not able to maintain the requirements for listing on Nasdaq, it could be delisted, which could have a materially adverse effect on its ability to raise additional funds as well as the price and liquidity of its common stock.
The combined company will incur costs and demands upon management as a result of complying with the laws, rules and regulations affecting public companies.
The combined company will incur significant legal, accounting and other expenses that Tvardi did not incur as a private company, including costs associated with public company reporting requirements.
The combined company will also incur costs associated with corporate governance requirements, including requirements under the laws, rules and regulations of the SEC as well as the Nasdaq rules. These laws, rules and regulations are expected to increase the combined company’s legal and financial compliance costs and to make some activities more time consuming and costly. For example, the combined company’s management team will include executive officers of Tvardi prior to the Merger, some of whom have not previously managed and operated a public company. These executive officers and other personnel will need to devote substantial time to gaining expertise regarding operations as a public company and compliance with applicable laws and regulations. These laws, rules and regulations also may make it difficult and expensive for the combined company to obtain directors’ and officers’ liability insurance. As a result, it may be more difficult for the combined company to attract and retain qualified individuals to serve on the Combined Company Board or as executive officers of the combined company, which may adversely affect investor confidence in the combined company and could cause the combined company’s business or stock price to suffer.
Anti-takeover provisions in the combined company’s charter documents and under Delaware law could make an acquisition of the combined company more difficult and may prevent attempts by the combined company stockholders to replace or remove the combined company management.
Provisions in the combined company’s certificate of incorporation and bylaws may delay or prevent an acquisition or a change in management. In addition, because the combined company will be incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which prohibits stockholders owning in excess of 15% of the outstanding combined company voting stock from merging or combining with the combined company. Although Cara and Tvardi believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with the combined company’s board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by the combined company’s stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.
The amended and restated certificate of incorporation of the combined company will provide that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between the combined company and its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with the combined company or its directors, officers or other employees, and could make it more costly for stockholders to bring a claim against the combined company.
The amended and restated certificate of incorporation and amended and restated bylaws of the combined company will be the amended and restated certificate of incorporation and amended and restated bylaws of Cara, which provide, among other things, that that the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) generally will be the exclusive forum for any derivative action or proceeding brought on the combined company’s behalf, any action asserting a claim of breach of fiduciary duty, any action asserting a claim against the combined company arising pursuant to the DGCL, the combined company’s amended and restated certificate of incorporation or the combined company’s amended and restated bylaws, or any action asserting a claim against the combined company that is governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware.
To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the amended and restated certificate of incorporation and the amended and restated bylaws of the combined company will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims, and investors cannot waive compliance with the federal laws and rules and regulations thereunder. While the Delaware courts have determined that such choice of forum provisions are facially valid and several state trial courts have enforced such provisions and required that suits asserting Securities Act claims be filed in federal court, there is no guarantee that courts of appeal will affirm the enforceability of such provisions and a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, the combined company would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of its amended and restated certificate of incorporation and amended and restated bylaws. This may require significant additional costs associated with resolving such action in other jurisdictions and there is uncertainty that the provision would be enforced by a court in those other jurisdictions. If a court were to find either exclusive forum provision in the combined company’s amended and restated certificate of incorporation or amended and restated bylaws to be inapplicable or unenforceable in an action, the combined company may incur further significant additional costs associated with litigating Securities Act claims in state court, or both state and federal court, which could seriously harm its business, financial condition, results of operations, and prospects. This exclusive forum provision may make it more expensive for stockholders to bring a claim than if the stockholders were permitted to select another jurisdiction and may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the combined company or its directors, officers or other employees or stockholders, which may discourage such lawsuits against the combined company and its directors, officers and other employees and stockholders. Alternatively, if a court were to find the choice of forum provision contained in the combined company’s amended and restated certificate of incorporation or amended and restated bylaws to be inapplicable or unenforceable in an action, the combined company may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect its business, financial condition and results of operations.
Cara and Tvardi do not anticipate that the combined company will pay any cash dividends in the foreseeable future.
The current expectation is that the combined company will retain its future earnings, if any, to fund the development and growth of the combined company’s business. As a result, capital appreciation, if any, of the common stock of the combined company will be its stockholders’ sole source of gain, if any, for the foreseeable future.
An active trading market for the combined company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.
Prior to the Merger, there had been no public market for Tvardi’s common stock. An active trading market for the combined company’s shares of common stock may never develop or be sustained. If an active market for its common stock does not develop or is not sustained, it may be difficult for its stockholders to sell their shares at an attractive price or at all.
Future sales of shares by existing stockholders could cause the combined company’s stock price to decline.
If existing stockholders of Cara and Tvardi sell, or indicate an intention to sell, substantial amounts of the combined company’s common stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus lapse, including upon the expiration or release of lock-up restrictions pursuant to the terms of the Lock-Up Agreements, the trading price of the common stock of the combined company could decline. Neither Cara nor Tvardi is able to predict the effect that sales may have on the prevailing market price of the combined company’s common stock.
If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the combined company, its business or its market, its stock price and trading volume could decline.
The trading market for the combined company’s common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect not to provide research coverage of the combined company’s common stock after the completion of the Merger, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the combined company will not have any control over the analysts, or the content and opinions included in their reports. The price of the combined company’s common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the combined company or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.

The unaudited pro forma condensed combined financial statements included in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the completion of the Merger.
The unaudited pro forma condensed combined financial statements contained in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the Merger for several reasons. The unaudited pro forma condensed combined financial statements have been derived from the historical audited financial statements of Cara and Tvardi for the year ended December 31, 2023 and the unaudited interim financial statements of Cara and Tvardi for the nine months ended September 30, 2024 and certain adjustments and assumptions have been made regarding the combined company after giving effect to the Merger. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. Moreover, the unaudited pro forma condensed combined financial statements do not reflect all costs that are expected to be incurred by the combined company in connection with the Merger. For example, the impact of any incremental costs incurred in integrating the two companies is not reflected in the unaudited pro forma condensed combined financial statements. As a result, the actual financial condition of the combined company following the Merger may not be consistent with, or evident from, these unaudited pro forma condensed combined financial statements. The assumptions used in preparing the unaudited pro forma condensed combined financial statements may not prove to be accurate, and other factors may affect the combined company’s financial condition following the Merger. For more information, please see the section titled “Unaudited Pro Forma Condensed Combined Financial Statements” in this proxy statement/prospectus.
If the combined company fails to maintain proper and effective internal controls, its ability to produce accurate financial statements on a timely basis could be impaired.
The combined company will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that the combined company maintain effective disclosure controls and procedures and internal control over financial reporting. The combined company must perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on the effectiveness of its internal controls over financial reporting in its Annual Report on Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. As a private company, Tvardi has never been required to test its internal controls within a specified period. This will require that the combined company incur substantial professional fees and internal costs to expand its accounting and finance functions and that it expends significant management efforts. The combined company may experience difficulty in meeting these reporting requirements in a timely manner.
The combined company may discover weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of its financial statements. The combined company’s internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.
If the combined company is not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if it is unable to maintain proper and effective internal controls, the combined company may not be able to produce timely and accurate financial statements. If that were to happen, the market price of its common stock could decline and it could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.
If the combined company fails to attract and retain management and other key personnel, it may be unable to continue to successfully develop or commercialize its product candidates or otherwise implement its business plan.
The combined company’s ability to compete in the highly competitive pharmaceuticals industry depends on its ability to attract and retain highly qualified managerial, scientific, medical, legal, sales and marketing and other personnel. The combined company will be highly dependent on its management and scientific personnel. The loss of the services of any of these individuals could impede, delay, or prevent the successful development of the combined company’s product pipeline, completion of its planned clinical trials, commercialization of its product candidates or in-licensing or acquisition of new assets and could impact negatively its ability to implement successfully its business plan. If the combined company loses the services of any of these individuals, it might not be able to find suitable replacements on a timely basis or at all, and its business could be harmed as a result. The combined company might not be able to attract or retain qualified management and other key personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses.
The combined company is expected to take advantage of reduced disclosure and governance requirements applicable to smaller reporting companies, which could result in its common stock being less attractive to investors.
Following the Merger, the combined company is expected to have a public float of less than $250 million and therefore will qualify as a smaller reporting company under the rules of the SEC. As a smaller reporting company, the combined company will be able to take advantage of reduced disclosure requirements, such as simplified executive compensation disclosures and reduced financial statement disclosure requirements in its SEC filings. Decreased disclosures in the combined company’s SEC filings due to its status as a smaller reporting company may make it harder for investors to analyze its results of operations and financial prospects. Cara and Tvardi cannot predict if investors will find the combined company’s common stock less attractive if it relies on these exemptions. If some investors find its common stock less attractive as a result, there may be a less active trading market for its common stock and its stock price may be more volatile. The combined company may take advantage of the reporting exemptions applicable to a smaller reporting company until it is no longer a smaller reporting company, which status would end once it has a public float greater than $250 million. In that event, the combined company could still be a smaller reporting company if its annual revenues were below $100 million and it has a public float of less than $700 million.
Changes in tax laws may materially adversely affect the combined company’s business, prospects, financial condition and operating results.
New tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect the combined company’s business, prospects, financial condition and operating results. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to the combined company. For example, the Tax Act, the CARES Act, and the IRA enacted many significant changes to the U.S. tax laws. Future guidance from the Internal Revenue Service and other tax authorities with respect to such legislation may affect the combined company, and certain aspects of such legislation could be repealed or modified in future legislation. Such tax law changes could have a material adverse impact on the combined company. In addition, it is uncertain if and to what extent various states will conform to newly enacted federal tax legislation. While it is too early to assess the overall impact of these changes, as these and other tax laws and related regulations are revised, enacted, and implemented, the combined company’s financial condition, results of operations, and cash flows could be materially adversely impacted.
The combined company’s ability to use net operating loss carryforwards and other tax attributes may be limited, including as a result of the Merger.
Each of Cara and Tvardi has incurred losses during its history, and the combined company does not expect to become profitable in the near future and may never achieve profitability. To the extent that the combined company continues to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire, if at all. As of December 31, 2023, Cara had U.S. federal net operating loss (NOL) carryforwards and state NOL carryforwards of $467.0 million and $473.3 million, respectively, and Tvardi had U.S. federal NOL carryforwards of approximately $34.5 million. Under current law, U.S. federal NOL carryforwards generated in taxable periods beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such NOL carryforwards is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to federal law. In addition, under Sections 382 and 383 of the Code, federal NOL carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in ownership. An

“ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The combined company’s ability to utilize its NOL carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including potential changes in connection with the Merger or other transactions. Similar rules may apply under state tax laws. If the combined company earns taxable income, such limitations could result in increased future income tax liability to the combined company, and the combined company’s future cash flows could be adversely affected.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus contains forward-looking statements. These forward-looking statements are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events and neither Cara nor Tvardi can assure you that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “pro forma,” “should,” “would” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology. For example, forward-looking statements include, but are not limited to statements about:
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the strategies, prospects, plans, expectations and objectives of management of Cara or Tvardi for future operations of the combined company following the closing of the Merger;

•
the progress, scope or duration of the development of product candidates or programs;

•
the benefits that may be derived from the advancement of potential product candidates into clinical development and, the commercial or market opportunity of the potential product candidates of Cara, Tvardi and the combined company;

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the ability of Cara, Tvardi and the combined company to protect their intellectual property rights;

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the ability of Cara and the combined company to maintain compliance with Nasdaq listing standards;

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the anticipated operations, financial position, losses, costs or expenses of Cara, Tvardi or the combined company following the closing of the Merger;

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statements regarding future economic conditions or performance;

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statements concerning current or proposed programs or product candidates;

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the approval and closing of the Merger, including the timing of the Merger, the ability of Cara to obtain a sufficient number of proxies to approve the Merger, other conditions to the completion of the Merger and relative ownership levels as of the closing of the Merger;

•
the expected benefits of and potential value created by the Merger for the stockholders of Cara and the combined company; and

•
statements of belief and any statement of assumptions underlying any of the foregoing.

For a discussion of the factors that may cause Cara, Tvardi or the combined company’s actual results, performance or achievements following closing of the proposed Merger to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, and for a discussion of risk associated with the ability of Cara and Tvardi to complete the Merger and the effect of the Merger on the business of Cara, Tvardi and the combined company following the completion of the Merger, see “Risk Factors” beginning on page 27 of this proxy statement/prospectus. There can be no assurance that the Merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the Merger will be realized.
If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of the combined company following completion of the Merger could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus are current only as of the date on which the statements were made. Cara and Tvardi do not undertake any obligation (and expressly disclaim any such obligation) to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events, except as required by applicable law.

In addition, statements that “Cara believes” or “Tvardi believes” and similar statements reflect Cara’s or Tvardi’s beliefs and opinions on the relevant subject. These statements are based upon information available to Cara or Tvardi, as the case may be, as of the date of this proxy statement/prospectus, and while Cara or Tvardi, as the case may be, believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that such party has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

THE SPECIAL MEETING OF CARA’S STOCKHOLDERS
Date, Time and Place
The Cara special meeting will be held exclusively online via live audio-only webcast on April 1, 2025 at 10:00 a.m. Eastern Time. The Cara special meeting can be accessed by visiting www.virtualshareholdermeeting.com/CARA2025SM, where you will be able to vote your shares and submit questions during the Cara special meeting webcast by logging in to the website listed above using the 16-digit control number included in your proxy card. Online check-in will begin at 9:45 a.m. Eastern Time, and Cara encourages you to allow ample time for the online check-in procedures. Cara intends to mail this proxy statement/prospectus and the enclosed form of proxy to its stockholders entitled to vote at the Cara special meeting on or about February 14, 2025. This proxy statement/prospectus provides Cara stockholders with information they need to know to be able to vote or instruct their vote to be cast at the Cara special meeting.
Purpose of the Cara Special Meeting
The purpose of the Cara special meeting is:
1.
Proposal 1 (Stock Issuance Proposal) — To consider and vote upon a proposal to approve the issuance of shares of Cara common stock pursuant to the Merger, which (i) will represent more than 20% of the shares of Cara common stock outstanding immediately prior to the Merger and (ii) result in the change of control of Cara resulting from the Merger, pursuant to Rules 5635(a) and 5635(b) of Nasdaq, respectively;

2.
Proposal 2 (Equity Plan Proposal) — To consider and vote upon a proposal to approve the Tvardi Therapeutics, Inc. 2025 Equity Incentive Plan;

3.
Proposal 3 (ESPP Proposal) — To consider and vote upon a proposal to approve the Tvardi Therapeutics, Inc. 2025 Employee Stock Purchase Plan;

4.
Proposal 4 (Reverse Stock Split Proposal) — To consider and vote upon the proposed amendment to the amended and restated certificate of incorporation of Cara to effect a reverse stock split of Cara common stock at a ratio within the range between 1-for-2 to 1-for-4 (with such ratio to be mutually agreed upon by the Cara Board and the Tvardi Board prior to the effectiveness of the Merger or, if the Stock Issuance Proposal is not approved by Cara stockholders, determined solely by the Cara Board);

5.
Proposal 5 (Authorized Share Proposal) — To consider and vote upon the proposed amendment to the amended and restated certificate of incorporation of Cara to increase the number of authorized shares of Cara common stock from 16,666,667 shares to 150,000,000 shares;

6.
Proposal 6 (Compensation Proposal) —  To approve, on a nonbinding, advisory basis, the compensation that will or may become payable by Cara to its named executive officers in connection with the Merger; and

7.
Proposal 7 (Adjournment Proposal) — To consider and vote upon the postponement or adjournment of the Cara special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal, the Reverse Stock Split Proposal and/or the Authorized Share Proposal.

Cara expects to transact no business other than the Cara Proposals at the Cara special meeting except such business as may properly be brought before the Cara special meeting or any adjournment or postponement thereof.
Recommendation of the Cara Board
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The Cara Board has determined and believes that the issuance of shares of Cara common stock pursuant to the Merger Agreement is fair to, advisable, and in the best interests of, Cara and its stockholders and has approved such proposal. The Cara Board unanimously recommends that Cara stockholders vote “FOR” the Stock Issuance Proposal as described in this proxy statement/prospectus.
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The Cara Board has determined and believes that it is fair to, advisable, and in the best interests of, Cara and its stockholders to approve the Equity Plan Proposal. The Cara Board unanimously recommends that Cara stockholders vote “FOR” the Equity Plan Proposal as described in this proxy statement/prospectus.

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The Cara Board has determined and believes that it is fair to, advisable, and in the best interests of, Cara and its stockholders to approve the ESPP Proposal. The Cara Board unanimously recommends that Cara stockholders vote “FOR” the ESPP Proposal as described in this proxy statement/prospectus.

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The Cara Board has determined and believes that it is fair to, advisable, and in the best interests of, Cara and its stockholders to approve the amendment to the certificate of incorporation of Cara effecting a reverse stock split at a ratio in the range from 1-for-2 to 1-for-4, with such specific ratio to be mutually agreed upon by the Cara Board and the Tvardi Board or, if the Stock Issuance Proposal is not approved by Cara stockholders, determined solely by the Cara Board following the Cara special meeting as described in this proxy statement/prospectus. The Cara Board unanimously recommends that Cara stockholders vote “FOR” the Reverse Stock Split Proposal as described in this proxy statement/prospectus.

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The Cara Board has determined and believes that it is fair to, advisable, and in the best interests of, Cara and its stockholders to approve the amendment to the amended and restated certificate of incorporation of Cara to increase the number of authorized shares of Cara common stock from 16,666,667 shares to 150,000,000 shares. The Cara Board unanimously recommends that Cara stockholders vote “FOR” the Authorized Share Proposal as described in this proxy statement/prospectus.

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The Cara Board has determined and believes that it is fair to, advisable, and in the best interests of, Cara and its stockholders to approve the Compensation Proposal. The Cara Board unanimously recommends that Cara stockholders vote “FOR” the Compensation Proposal as described in this proxy statement/prospectus.

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The Cara Board has determined and believes that adjourning the Cara special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal, the Reverse Stock Split Proposal and/or the Authorized Share Proposal is fair to, advisable, and in the best interests of, Cara and its stockholders and has approved and adopted the proposal. The Cara Board Unanimously (as defined in the Merger Agreement) recommends that Cara stockholders vote “FOR” the Adjournment Proposal to adjourn the Cara special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal, the Reverse Stock Split Proposal and/or the Authorized Share Proposal.

Record Date and Voting Power
Only holders of record of Cara common stock at the close of business on the record date, February 5, 2025, are entitled to notice of, and to vote at, the Cara special meeting. There were approximately 26 holders of record of Cara common stock at the close of business on the record date. At the close of business on the record date, 4,571,229 shares of Cara common stock were issued and outstanding. Each share of Cara common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See the section titled “Principal Stockholders of Cara” beginning on page 403 of this proxy statement/prospectus for information regarding persons known to Cara’s management to be the beneficial owners of more than 5% of the outstanding shares of Cara common stock.
Voting and Revocation of Proxies
The proxy accompanying this proxy statement/prospectus is solicited on behalf of the Cara Board for use at the Cara special meeting.

If you are a stockholder of record of Cara as of the record date referred to above, you may vote in person at the Cara special meeting or vote by proxy on the Internet, by telephone, or using the enclosed proxy card. Whether or not you plan to attend the Cara special meeting, Cara urges you to vote by proxy to ensure your vote is counted. You may still attend the Cara special meeting and vote in person if you have already voted by proxy. As a stockholder of record, you are entitled:
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to vote (virtually) in person, log onto the Cara special meeting and submit your ballot following the instructions online;

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to vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided. If you return your signed proxy card to Cara before the Cara special meeting, Cara will vote your shares as you direct;

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to vote on the Internet, go to the website on the proxy card or voting instruction form to complete an electronic proxy card. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m. Eastern Time on March 31, 2025 to be counted; or

•
to vote by telephone, go to the website on the proxy card or voting instruction form to complete an electronic proxy card, or call the toll-free number on the proxy card or voting instruction form to vote.

You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m. Eastern Time on March 31, 2025 to be counted.
If your Cara shares are held by your broker as your nominee, that is, in “street name,” the enclosed voting instruction card is sent by the institution that holds your shares. Please follow the instructions included on that proxy card regarding how to instruct your broker to vote your Cara shares.
If you do not give instructions to your broker, the question of whether your broker or nominee will still be able to vote your shares depends on whether the New York Stock Exchange (NYSE) deems the particular proposal to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of the NYSE, “non-routine” matters are matters that may substantially affect the rights or privileges of stockholder, such as mergers, stockholder proposals, elections of directors (even if not contested), executive compensation (including any advisory stockholder votes on executive compensation and on the frequency of stockholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.
For any Cara Proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any Cara Proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the Cara shares will be treated as broker non-votes. Broker non-votes occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Cara believes each of the Cara Proposals will be considered “non-routine” matters. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the Cara Proposals, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.
All properly executed proxies that are not revoked will be voted at the Cara special meeting and at any adjournments or postponements of the Cara special meeting in accordance with the instructions contained in the proxy. If a holder of Cara common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted:
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“FOR” the Stock Issuance Proposal to approve the issuance of shares of Cara common stock pursuant to the Merger Agreement;

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“FOR” the Equity Plan Proposal to approve the Tvardi Therapeutics, Inc. 2025 Equity Incentive Plan;

•
“FOR” the ESPP Proposal to approve the Tvardi Therapeutics, Inc. 2025 Employee Stock Purchase Plan;

•
“FOR” the Reverse Stock Split Proposal to approve the amendment to the amended and restated certificate of incorporation of Cara to effect a reverse stock split of Cara common stock at a ratio within the range between 1-for-2 to 1-for-4 (with such ratio to be mutually agreed upon by the Cara Board and the Tvardi Board prior to the effectiveness of the Merger or, if the Stock Issuance Proposal is not approved by Cara stockholders, determined solely by the Cara Board);

•
“FOR” the Authorized Share Proposal to approve the amendment to the amended and restated certificate of incorporation of Cara to increase the number of authorized shares of Cara common stock from 16,666,667 shares to 150,000,000 shares; and

•
“FOR” the Compensation Proposal to approve, on a non-binding, advisory basis, the compensation that will or may become payable by Cara to its named executive officers in connection with the Merger.

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“FOR” the Adjournment Proposal to adjourn the Cara special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal, the Reverse Stock Split Proposal and/or the Authorized Share Proposal in accordance with the recommendation of the Cara Board.

Cara stockholders of record, other than those Cara stockholders who have executed the Support Agreements, may change their vote at any time before their proxy is voted at the Cara special meeting in one of three ways. You can revoke your proxy at any time before it is exercised by delivering a properly executed, later-dated proxy (including a proxy submitted by Internet or telephone), by delivering a written revocation before the Cara special meeting or by voting at the Cara special meeting. Executing your proxy in advance will not limit your right to vote at the Cara special meeting if you decide to attend the Cara special meeting. However, if your shares are held in the name of a broker, bank or other holder of record, you cannot vote at the Cara special meeting unless you have a legal proxy, executed in your favor, from the holder of record. If a Cara stockholder of record or a stockholder who owns Cara shares in “street name” has instructed a broker to vote its shares of Cara common stock, the stockholder must follow directions received from its broker to change those instructions.
A complete list of Cara stockholders entitled to vote at the Cara special meeting will be available for examination by any Cara stockholder in the Corporate Secretary’s Office at 400 Atlantic Street, Suite 500, Stamford, CT 06901, for purposes pertaining to the Cara special meeting, during ordinary business hours for a period of 10 days before the Cara special meeting, and at the Cara special meeting. A complete list of Cara stockholders entitled to vote at the Cara special meeting will also be available for inspection during the Cara special meeting at www.virtualshareholdermeeting.com/CARA2025SM by logging in using unique link and password.
Required Vote
The presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of one-third of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. Abstentions and broker non-votes will be counted towards a quorum. Assuming a quorum is present, the required vote for each of the Cara Proposals is as follows:
Proposal Number	Proposal Description	Vote Required for Approval	Effect of Abstentions	Effect of Broker Non-Votes
1	Stock Issuance Proposal	FOR votes from a majority of the votes cast by the holders of shares present at the meeting (by virtual attendance) or represented by proxy and voting on the matter	None	None
2	Equity Plan Proposal	FOR votes from a majority of the votes cast by the holders of shares present at the meeting (by virtual attendance) or represented by proxy and voting on the matter	None	None

Proposal Number	Proposal Description	Vote Required for Approval	Effect of Abstentions	Effect of Broker Non-Votes
3	ESPP Proposal	FOR votes from a majority of the votes cast by the holders of shares present at the meeting (by virtual attendance) or represented by proxy and voting on the matter	None	None
4	Reverse Stock Split Proposal	FOR votes from a majority of the votes cast by the holders of shares present at the meeting (by virtual attendance) or represented by proxy and voting on the matter	None	None
5	Authorized Share Proposal	FOR votes from a majority of the votes cast by the holders of shares present at the meeting (by virtual attendance) or represented by proxy and voting on the matter	None	None
6	Compensation Proposal	FOR votes from a majority of shares present in person (by virtual attendance) or represented by proxy at the meeting and entitled to vote on the matter	Against	None
7	Adjournment Proposal	FOR votes from a majority of shares present in person (by virtual attendance) or represented by proxy at the meeting and entitled to vote on the matter	Against	None
The information in the preceding table with respect to the effect of broker non-votes may be incorrect or change before the special meeting. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the Cara Proposals, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.
If on the date of the Cara special meeting, or a date preceding the date on which the Cara special meeting is scheduled, Cara reasonably believes that (i) it will not receive proxies sufficient to obtain the required vote to approve the Stock Issuance Proposal, the Reverse Stock Split Proposal and/or the Authorized Share Proposal, whether or not a quorum would be present or (ii) it will not have sufficient shares of Cara common stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Cara special meeting, Cara may postpone or adjourn, or make one or more successive postponements or adjournments of, the Cara special meeting as long as the date of the Cara special meeting is not postponed or adjourned more than an aggregate of 30 calendar days in connection with any postponements or adjournments.
No Cara Proposal is contingent upon any other Cara Proposal. However, each of the Stock Issuance Proposal, the Reverse Stock Split Proposal and the Authorized Share Proposal is a condition to the consummation of the Merger. Therefore, the Merger cannot be consummated without the approval of the Stock Issuance Proposal, the Reverse Stock Split Proposal and the Authorized Share Proposal. The Equity Plan Proposal and the ESPP Proposal are conditioned upon the consummation of the Merger.
As of January 15, 2025, the directors and executive officers of Cara owned approximately 1% of the outstanding shares of Cara common stock entitled to vote at the Cara special meeting. The directors and executive officers of Cara who collectively own approximately 1% of the outstanding shares of Cara common stock are subject to Support Agreements to vote all shares of Cara common stock owned by them as of the record date in favor of the issuance of shares of Cara common stock in the Merger pursuant to the Merger Agreement. As of January 15, 2025, Cara is not aware of any affiliate of Tvardi owning any shares of Cara common stock entitled to vote at the Cara special meeting.
Attendance at the Cara Special Meeting and Voting at the Cara Special Meeting
You or your authorized proxy may attend the Cara special meeting virtually if you were a registered or beneficial stockholder of Cara common stock as of the record date.

To participate in the Cara special meeting, pre-register at www.virtualshareholdermeeting.com/CARA2025SM.
If Cara experiences technical difficulties during the Cara special meeting (e.g., a temporary or prolonged power outage), it will determine whether the Cara special meeting can be promptly reconvened (if the technical difficulty is temporary) or whether the Cara special meeting will need to be reconvened on a later day (if the technical difficulty is more prolonged). In any situation, Cara will promptly notify stockholders of the decision via www.virtualshareholdermeeting.com/CARA2025SM. Cara will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting website. If you encounter any difficulties accessing the virtual meeting website during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting website log-in page at            .
Please Note That You Will Not Be Able To Attend The Cara Special Meeting In Person.
The Cara special meeting will be held virtually conducted via live audio webcast. You will be able to attend the Cara special meeting by visiting www.virtualshareholdermeeting.com/CARA2025SM as further explained in this proxy statement/prospectus. Cara recommends that you log in at least 15 minutes before the Cara special meeting to ensure you are logged in when the meeting starts.
If you own shares in street name through an account with a bank, broker or other nominee, please send proof of your Cara share ownership as of the Cara record date (for example, a brokerage firm account statement or a “legal proxy” from your intermediary) along with your registration request. If you are not sure what proof to send, check with your intermediary.
If your shares are registered in your name with Cara’s stock registrar and transfer agent, Equiniti Trust Company, LLC, no proof of ownership is necessary because Cara can verify your ownership.
Solicitation of Proxies; Expenses of Solicitation
The Cara Board is soliciting proxies for the Cara special meeting from its stockholders. Cara will bear a portion of the cost of the solicitation of proxies, including preparation, assembly and delivery, as applicable, of this proxy statement/prospectus, the Cara proxy card and any additional materials furnished to Cara stockholders. Proxies may be solicited by directors, officers and a small number of Cara’s regular employees by mail, email, in person and by telephone, but such persons will not receive any additional compensation for these activities. Cara has retained, a proxy solicitation firm, to assist in the solicitation of proxies for a fee of approximately $50,000 plus reasonable out-of-pocket costs and expenses. Cara and Tvardi have agreed to split the costs associated with the printing and filing with the SEC of this proxy statement/prospectus and any amendments and supplements thereto and paid to a financial printer or to the SEC and the costs of Cara’s proxy solicitation firm.
Tabulation of Votes
Cara expects to appoint Broadridge Investor Communication Solutions, Inc. (Broadridge) to serve as the Inspector of Election for the Cara special meeting. Broadridge will independently tabulate affirmative and negative votes and abstentions.
Adjournments
Subject to certain restrictions contained in the Merger Agreement, the Cara special meeting may be adjourned to allow additional time for obtaining additional proxies. No notice of an adjourned meeting need be given if the time and place thereof are announced at the Cara special meeting at which the adjournment was taken unless: the adjournment is for more than 30 days, in which case a notice of the adjourned meeting will be given to each Cara stockholder of record entitled to vote at the Cara special meeting; or if, after the adjournment, a new record date for determination of Cara stockholders entitled to vote is fixed for the adjourned meeting, in which case the Cara Board will fix as the record date for determining Cara stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of Cara stockholders entitled to vote at the adjourned meeting, and will give notice of the adjourned meeting to each Cara stockholder of record as of such record date.

At any adjourned meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the Cara special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned meeting.
Other Matters
As of the date of this proxy statement/prospectus, the Cara Board does not know of any business to be presented at the Cara special meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the Cara special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.
Assistance and Additional Information
If you need assistance with submitting a proxy to vote your shares via the Internet, by telephone or by completing your Cara proxy card, or have questions regarding the Cara special meeting, please contact Alliance Advisors, LLC, the proxy solicitor for Cara, at 844-876-6183 (toll-free) or by email at CARA@allianceadvisors.com.
Your vote is very important regardless of the number of shares of Cara common stock that you own, and the matters to be considered at the Cara special meeting are of great importance to the stockholders of Cara. Accordingly, you are urged to read and carefully consider the information contained in this proxy statement/prospectus and promptly submit your proxy via the Internet or by telephone or complete, date, sign and promptly return the enclosed Cara proxy card or voting instruction form in the enclosed postage-paid envelope. If you submit your proxy via the Internet or by telephone, you do not need to return the enclosed Cara proxy card.
Please vote your shares via the Internet or by telephone, or sign, date and return a Cara proxy card or voting instruction form promptly to ensure that your shares can be represented, even if you otherwise plan to attend the Cara special meeting.

THE MERGER
Background of the Merger
Prior to Cara’s June 14, 2024 announcement of its intention to explore strategic options for enhancing and preserving stockholder value, Cara was a biopharmaceutical company focused on leading a new treatment paradigm to improve the lives of patients suffering from chronic pruritus. Since 2004, Cara has been focused on organizing and staffing itself, developing its lead product and product candidates, including conducting preclinical studies and clinical trials of difelikefalin-based product candidates, and raising capital. As part of the ongoing consideration and evaluation of its long-term prospects and strategies, the Cara Board frequently reviews, with Cara’s management and outside advisors, strategic and financial alternatives, considering developments in Cara’s business, the sectors in which it competes, the economy generally and financial markets, all with the goal of enhancing value for its stockholders. As part of this process, from time to time, members of Cara’s management and its advisors have engaged in business development and strategic discussions with industry participants, including strategic out-licensing and collaboration arrangements.
On May 7, 2024, the Cara Board held a teleconference meeting with representatives of management and representatives of Cara’s regular outside legal counsel at Cooley LLP also attending. At this meeting, the Cara Board discussed what strategic options Cara would have in the event of negative data from the KOURAGE-1 Part A clinical trial, including prospects for remaining as a standalone company, financing options, dissolution or insolvency and a sale of Cara. The Cara Board discussed its fiduciary duties in connection with each of the discussed options available to Cara in that scenario.
On June 10, 2024, the Cara Board, representatives of Cara management and representatives of Cara’s regular outside legal counsel held separate videoconference meetings with two prospective financial advisors, including Piper Sandler. The representatives of each prospective financial advisor separately presented to the Cara Board regarding the M&A industry landscape and M&A possibilities for Cara, as well as their capabilities with respect to such potential strategic alternatives.
On June 11, 2024, the Cara Board held a videoconference meeting with representatives of Cara management and representatives of Cara’s regular outside legal counsel also attending. The Cara Board reviewed the outcome from the dose-finding Part A of the KOURAGE-1 study evaluating the efficacy and safety of oral difelikefalin for moderate-to-severe pruritus in adult patients with notalgia paresthetica (NP) in which oral difelikefalin did not demonstrate a meaningful clinical benefit at any dose compared to placebo. At this same meeting, the Cara Board discussed again the go-forward strategic options for Cara in light of the topline data. The Cara Board also discussed steps to preserve and extend Cara’s cash runway. The Cara Board determined to discontinue Cara’s clinical program for NP at such meeting.
On June 12, 2024, Cara announced that it was discontinuing its clinical program for NP.
On June 14, 2024, the Cara Board held a videoconference meeting with representatives of Cara management and representatives of Cara’s regular outside legal counsel also attending. The Cara Board considered the strategic options for Cara, including, among other things, prospects for remaining as a standalone company, dissolving Cara and distributing remaining cash to stockholders, a possible financing, insolvency and an acquisition of Cara, including through a reverse merger, sale to another company or sale to a private investor. The Cara Board discussed its fiduciary duties in connection with the evaluation of the strategic options available to Cara. The Cara Board considered the benefits and risks of the various strategic alternatives, including the likelihood of finding a counterparty for a transaction, and the timeline and costs associated with such strategic options.
At this same meeting, the Cara Board discussed again whether to engage a financial advisor to assist the Cara Board in evaluating strategic alternatives. The Cara Board reviewed the qualifications of the two potential financial advisors that it met with separately on June 10, 2024, including their respective expertise in mergers and acquisitions in the biotechnology industry. In determining to engage Piper Sandler, the Cara Board took into consideration that Piper Sandler is an internationally recognized investment banking, financial advisory and securities firm with expertise in the biopharmaceutical sector that is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, including reverse merger transactions. The Cara Board then authorized Cara’s management to negotiate the terms of engagement of Piper Sandler as Cara’s financial advisor, which engagement letter was subsequently executed on July 10, 2024.
At this same meeting, the Cara Board established a committee of the Cara Board comprised solely of independent directors for the purposes of reviewing and evaluating possible strategic transactions and alternatives that may be available to Cara (Transaction Committee). Martin Vogelbaum and Jeffrey Ives, each of whom the Cara Board determined is an independent director, were designated as members of the Transaction Committee. Following this meeting of the Cara Board, members of the Transaction Committee met from time to time with representatives of Cara management and representatives of Piper Sandler to provide direction regarding the strategic review process.
On June 18, 2024, Cara announced that the Cara Board had approved a streamlined operating plan exploring strategic alternatives after Cara announced its decision to discontinue the clinical program in NP, including a reduction in Cara’s workforce by approximately 70%, which reduction Cara expected to be substantially complete by June 30, 2024. Cara also reported it had approximately $70 million in cash, cash equivalents, and marketable securities as of March 31, 2024.
On July 11, 2024, Cara announced in a press release that it was exploring and reviewing strategic alternatives and that it had engaged Piper Sandler to act as its financial advisor in connection with the process.
From July 15, 2024 through August 22, 2024, at the direction of the Transaction Committee, representatives of Piper Sandler contacted a total of 66 parties to solicit interest in a potential transaction with Cara. Starting on July 22, 2024, Piper Sandler sent out initial process letters, which requested submission of a preliminary indication of interest by August 16, 2024 from such parties and confidentiality agreements that would provide such parties access to a virtual data room that included Cara’s then-current cash runway. On July 27, 2024, Cara’s virtual data room was opened to potential counterparties in a strategic transaction. During the course of this process, Cara management also initiated workstreams at the direction of the Cara Board in order to minimize its cash spend and preserve its cash runway, such as reducing its employee base, subletting Cara’s headquarters and pursuing a sale of Cara’s legacy assets and unwinding its associated liabilities.
During July and August 2024, Cara executed confidentiality agreements with 33 companies, each of which contains a customary standstill provision that allows for confidential proposals to the Cara Board and which terminates if Cara enters into a merger transaction.
Additionally, from July through October 11, 2024, at the direction of the Transaction Committee, Cara management negotiated a term sheet with CSL Vifor regarding a potential asset disposition and the treatment of the HCR obligations. Cara identified CSL Vifor as the only reasonable counterparty for the difelikefalin assets, rights and liabilities based on Cara’s historical interactions with other potential counterparties and the fact that CSL Vifor holds full commercialization rights of Kapruvia, and where applicable KORSUVA, worldwide (excluding Japan and South Korea).
On August 7, 2024, the Cara Board held a videoconference meeting with representatives of Cara management and representatives of Cara’s regular outside legal counsel also attending. At this meeting, the Cara Board discussed the status of outreach to potential parties, including the two preliminary indications of interest received at that stage.
On August 14, 2024, Cara reported cash and cash equivalents totaling $49.239 million as of June 30, 2024.
On August 16, 2024, Cara received an indication of interest from Tvardi.
By August 19, 2024, Cara had received 24 preliminary indications of interest from potential counterparties. The proposals were comprised of 23 proposals for a reverse merger with Cara, including Tvardi’s, and one proposal for an all cash acquisition of Cara at an aggregate price representing a discount to Cara’s anticipated cash balance at closing plus a contingent value right equal to a percentage of the net proceeds payable from any license or disposition of Cara’s existing assets. The cash tender offer was also predicated upon a closing cash amount of Cara that was below the amount anticipated to be held at a potential consummation of the transaction.
On August 27, 2024, the Transaction Committee held a videoconference meeting with representatives of Cara management, representatives of Piper Sandler and representatives of Cara’s regular outside legal counsel also attending. At this meeting, the Transaction Committee evaluated the 24 preliminary indications of interest from potential counterparties, including Tvardi. Representatives of Cara management and representatives of Piper Sandler reviewed their perspectives and recommendations with respect to the various proposals, including, among other things, the proposals’ preliminary valuation of such counterparty and Cara, the strength of each counterparty’s existing investor base, the availability of audited financials for each such counterparty and the strength of each such counterparty’s product candidates (including therapeutic areas, number of drug candidates, stages of development and need for cash runway for upcoming preclinical or clinical inflection points), among other factors.
The Transaction Committee then approved proceeding with eight potential counterparties, including Tvardi, to a second-round process, which would include management presentations by each of the counterparties. At this meeting, the Transaction Committee also approved putting seven other candidates “on hold” pending discussion with the eight potential counterparties identified as most promising. The eight proposals that advanced to the second-round process were selected based on the Transaction Committee’s evaluation of certain characteristics, including the strength of such counterparty’s product candidate programs and intellectual property from clinical, regulatory and commercial perspectives as well as financial terms of the counterparty’s proposal relative to the risks and potential benefits of such counterparty. In evaluating the strength of each counterparty’s product candidate programs and intellectual property, the Transaction Committee considered factors (to the extent such information was then-available to the Transaction Committee) such as the stage of each counterparty’s product candidate development programs, the strength of the pre-clinical and clinical data, the number of programs as well as the potential for success and level of program risk. In evaluating the financial terms of each counterparty’s proposal, the Transaction Committee considered factors such as the rationale for the counterparty’s valuation, the need for additional financing to achieve clinical milestones, the quality of the counterparty’s existing investors, the ability of the counterparty to meet the reporting requirements of a public company, the timeline for value creation for Cara’s stockholders as well as the experience of the counterparty’s management. The Transaction Committee also determined at that meeting that, despite a potentially quicker pathway to closing, the proposal for a cash tender offer for Cara would not be expected to represent an attractive outcome to Cara’s stockholders compared to the potential reverse merger candidates, including Tvardi, due to the aggregate valuation being meaningfully below Cara’s then-anticipated cash balance at consummation and the proposal not providing for any ability to share in future increases in value.
Between September 4, 2024 and September 12, 2024, the Transaction Committee, together with representatives of Cara management and representatives of Piper Sandler, met with six of the eight second round counterparties, including with representatives of Tvardi on September 11, 2024, during which each counterparty presented information regarding such counterparty’s product candidates and business plan, valuation, anticipated funding needs, access to potential new biotech-focused investors and preparedness to transact with Cara in a timely manner. One of the eight counterparties was not responsive to further email and telephone requests to schedule a management presentation. The last of the eight counterparties asked to be removed from consideration by Cara due to recent leadership and clinical strategy changes.
On September 16, 2024, the Transaction Committee held a videoconference meeting with representatives of Cara management, Piper Sandler and Cara’s regular outside legal counsel also attending. At such meeting, the Transaction Committee evaluated the six remaining potential counterparties, including Tvardi, and discussed with Cara management and Piper Sandler their recommendations with respect to the various counterparties. The Transaction Committee also considered if any of the counterparties that were “on hold” regarding a second-round process should be contacted given that two of the second round counterparties had passed on the opportunity or been unresponsive. The Transaction Committee determined that four of the six existing potential counterparties were more compelling as potential reverse merger partners than the other two, and more compelling than any of the seven “on hold” candidates, due to a combination of factors such as product candidate viability, economics of the transaction, interested investors and quick pathways to consummating a transaction. The Transaction Committee determined to proceed with conducting continued due diligence with the four (of six) second-round counterparties that it considered most compelling, including Tvardi.
Between September 16, 2024 and October 14, 2024, the Transaction Committee, together with representatives of Piper Sandler, met with the four remaining counterparties, including Tvardi, during which time clarifying due diligence was conducted based on the information that each counterparty had presented in its initial meetings between September 4, 2024 and September 12, 2024. This clarifying due diligence was conducted over at least one meeting for each remaining counterparty and included both written and verbal questions to ascertain greater detail on each counterparty’s product candidates and business plan, valuation, anticipated funding needs, access to potential new biotech-focused investors and preparedness to transact with Cara in a timely manner.
Subsequent to their follow-up due diligence meetings held between September 16, 2024 and October 14, 2024, two of the four remaining counterparties asked to be removed from consideration by Cara due to factors including their preparedness to transact with Cara in a timely manner and changes in their valuation.
On September 25, 2024, Cara assigned the lease for its Stamford, Connecticut headquarters, thereby reducing its cash burn by $1.3 million per year.
On September 26, 2024, Cara engaged Syneos Health, Inc., a third-party consultant in the biopharmaceutical space (Syneos Health), to perform scientific due diligence on Tvardi’s development programs including Tvardi’s approach, its preclinical and clinical data and the markets it intends to serve. Syneos Health conducted its due diligence with the use of external key opinion leaders, its own internal subject matter experts, meetings with the Tvardi and Cara management teams, review of the Tvardi virtual data room and review of published scientific literature. Cara management did not need to engage a third-party consultant to perform scientific due diligence with respect to the other remaining counterparty due to the nature of the business model that focuses on the manufacturing, distribution and marketing of a portfolio of commercial products.
During this same timeframe, following agreement on the term sheet for the Asset Disposition with CSL Vifor on October 11, 2024, Cara and CSL Vifor negotiated the APA (as defined below) concurrently with the negotiation of the Merger Agreement, with the transactions to be announced largely contemporaneously. CSL Vifor, Cara and HCR also concurrently negotiated the letter agreement and the amended and restated purchase agreement to replace the Original HCR Agreement in connection with the Asset Disposition.
On October 17, 2024, Syneos Health delivered its final report to the Cara Board summarizing its due diligence review of Tvardi.
On October 17, 2024, following review of Syneos Health’s final report by the Cara Board and the Transaction Committee, the Cara Board decided to negotiate a non-binding term sheet with Tvardi rather than the other finalist counterparty. Tvardi was chosen over the other finalist because, in the Cara Board’s assessment based on the due diligence performed on both finalist counterparties, Tvardi had greater prospects for creating future value for Cara stockholders due to the nature of its business model as a research-driven, clinical stage biopharmaceutical company with an innovative product pipeline and based on Cara’s assessment that, with respect to Tvardi’s product pipeline and the potential market opportunity for Tvardi’s product candidates, Tvardi’s product candidates have the potential to create meaningful value for the stockholders of the combined company and the opportunity for Cara’s stockholder to participate in the potential growth of the combined company. The other finalist counterparty remained under consideration while the Cara Board undertook negotiations with Tvardi but was subsequently informed, on a no-names basis, of the Cara Board’s decision to pursue another target.
On October 21, 2024, in consultation with members of the Transaction Committee, Cara determined to engage Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (Mintz) as its outside legal counsel in connection with the Merger because different attorneys at Cooley LLP, Cara’s regular outside legal counsel, represent Tvardi. Cara selected Mintz based on, among other things, Mintz’s reputation as a law firm with extensive expertise in public company representation and M&A and strategic transactions in the biopharmaceutical space.

On October 21, 2024, after discussions between Cara’s management team and Tvardi’s management team, Cara sent Tvardi a form of non-binding term sheet proposing, among other things, an economic split of the combined company that contemplated that Cara equityholders would hold 19.8% and Tvardi equityholders would hold 80.2% of the combined company on a treasury-stock method basis, not accounting for any future financing, and based on a Tvardi valuation of $210.0 million and a Cara valuation of $52 million (October 21 Term Sheet). The October 21 Term Sheet also contemplated a financing with a targeted subscription amount of $25.0 million, including a closing condition, for Cara’s benefit, of at least $25 million of financing having been raised and funded at Closing. The October 21 Term Sheet also contemplated an exclusivity period.
On October 25, 2024, Tvardi sent Cara a revised term sheet reflecting, among other things, (i) an economic split of the combined company that contemplated that Cara equityholders would hold 17% and Tvardi equityholders would hold 83% of the combined company on a treasury stock method basis, not accounting for any future financing, and based on a Tvardi valuation of $210.0 million and a Cara valuation of $43.0 million, (ii) the insertion of a “force the vote” provision and (iii) the insertion of a closing condition for Tvardi’s benefit, that Cara shall have a Cara net cash balance of at least $20 million at the closing of the Merger (October 25 Term Sheet). The October 25 Term Sheet also contemplated that the parties would share in the dilution associated with any future financings.
On October 28, 2024, representatives of Cara and Tvardi management and representatives of Piper Sandler reviewed Cara’s cash model.
On October 29, 2024, the Transaction Committee held a videoconference meeting with representatives of Cara management, Piper Sandler and Mintz also attending. At such meeting, the Transaction Committee discussed updates with respect to the negotiation of the term sheet with Tvardi, including a discussion of the valuations proposed.
On October 30, 2024, Cara sent Tvardi a revised term sheet reflecting, among other things, (i) an economic split of the combined company that contemplated that Cara equityholders would hold 17.6% and Tvardi equityholders would hold 82.4% of the combined company on a treasury stock method basis, not accounting for any future financing, and based on a Tvardi valuation of $210.0 million and a Cara valuation of $45.0 million, (ii) the removal of the “force the vote” provision and (iii) modifying the Cara net cash closing condition to $18.0 million.
On October 31, 2024, Tvardi sent Cara a revised term sheet reflecting, among other things, (i) an economic split of the combined company that contemplated that Cara equityholders would hold 17% and Tvardi equityholders would hold 83% of the combined company, not accounting for any future financing, and based on a Tvardi valuation of $210.0 million and a Cara valuation of $43.0 million, (ii) the reinsertion of the “force the vote” provision, (iii) modifying the Cara net cash closing condition to $20 million and (iv) and insertion of a closing condition, for Cara’s benefit, that the financing at closing shall not be less than $20 million (October 31 Term Sheet). The October 31 Term Sheet also contemplated that the parties would share in the dilution associated with any future financings but proposed that any discount associated with the conversion of any bridge notes would only dilute Tvardi’s stockholders.
Also on October 31, 2024, the Transaction Committee held a videoconference meeting with representatives of Cara management, Piper Sandler and Mintz also attending. At such meeting, the Transaction Committee discussed updates with respect to the negotiation of the term sheet with Tvardi, including a discussion of the valuations proposed.
On November 1, 2024, Cara sent Tvardi a revised term sheet reflecting, among other things, (i) an economic split of the combined company that contemplated that Cara equityholders would hold 17% and Tvardi equityholders would hold 83% of the combined company on a treasury stock method basis, not accounting for any future financing, and based on a Tvardi valuation of $210.0 million and a Cara valuation of $43.0 million, (ii) modifying the Cara net cash closing condition to $18.0 million, (iii) modifying the financing closing condition for the benefit of Cara to $25.0 million and (iv) agreeing that the parties would share in the dilution associated with any future financings but that any discount associated with the conversion of any bridge notes would only dilute Tvardi’s stockholders.

Later on November 1, 2024, Tvardi sent Cara a revised term sheet, among other things, (i) modifying the Cara net cash closing condition to $20.0 million and (ii) modifying the financing closing condition to $20.0 million (November 1 Term Sheet). Following receipt of the November 1 Term Sheet, the parties exchanged emails regarding the proposed Cara net cash closing condition and the financing closing condition, and it was agreed later that evening that the Cara net cash closing condition would be $18.0 million and the financing closing condition would be $20.0 million
On November 2, 2024, Tvardi sent Cara a further revised term sheet, among other things, modifying the Cara net cash closing condition to $18.0 million.
On November 3, 2024, Cara send Tvardi a revised term sheet finalizing the agreed upon economic splits of the combined company following the anticipated financing (November 3 Term Sheet).
On November 4, 2024, the Transaction Committee held a videoconference meeting with representatives of Cara management, representatives of Piper Sandler and Mintz also attending. At such meeting, the Transaction Committee was presented with, and discussed with such representatives, the final agreed-upon terms of the term sheet with Tvardi. The Transaction Committee approved the entry into the November 3 Term Sheet.
On November 4, 2024, the parties agreed upon the terms set forth in the November 3 Term Sheet. The executed November 3 Term Sheet contained an exclusivity period through December 4, 2024.
On November 6, 2024, Mintz sent an initial draft of the Merger Agreement to Tvardi and attorneys at Cooley LLP acting as Tvardi’s counsel in connection with the merger (Cooley).
On November 8, 2024, the audit committee of the Cara Board and the Cara Board held their regularly scheduled quarterly meeting to review Cara’s financial update for the most recently ended quarter, with representatives of Cara management and Cara’s regular outside legal counsel attending. Cara management reviewed Cara’s financial position as of the end of third quarter of 2024, including an update on Korsuva net sales, as well as the assignment of the lease of Cara’s corporate headquarters, and Cara’s expected cash position and cash management plan going forward. Representatives of Piper Sandler joined a portion of the meeting during which representatives of Cara management and Piper Sandler provided the Cara Board with an update with respect to the strategic transaction process, including the counterparties considered by the Transaction Committee, the expected timeline of the process, the status of the discussions with CSL Vifor on the Asset Disposition, the diligence conducted on the potential counterparties and the November 3 Term Sheet, including Tvardi’s pre-clinical and clinical programs and its current financial position. Cara management updated the Cara Board with respect to the scientific diligence efforts conducted to date on Tvardi, as well as the positive feedback received with respect to Tvardi’s programs from independent consultants as well as independent key opinion leaders.
On November 12, 2024, Mintz sent drafts of the forms of lock-up agreement, Cara support agreement and Tvardi support agreement, and the agreements were subsequently negotiated and finalized.
On November 19, 2024, Cooley sent Mintz a revised draft of the Merger Agreement, which, among other things, included revisions to the representations and warranties, interim operating covenants, the non-solicitation provisions, the deal protection provisions, the closing conditions, the termination provisions, including limiting the circumstances under which Cara can terminate the Merger Agreement and the definitions of Exchange Ratio, Cara Change in Circumstance, Cara Net Cash, Cara Triggering Event and Superior Offer.
On November 21, 2024, Piper Sandler delivered to Cara management a written disclosure statement with respect to Piper Sandler’s pre-existing relationships with Cara, Tvardi and their respective affiliates. The disclosure statement noted, among other things, that, as of November 19, 2024 and based on its customary conflicts-related clearance procedures, since January 1, 2022, Piper Sandler had no material relationships (other than with respect to a proposed financing which was abandoned after November 21, 2024) with, and had not received any fees for investment banking services from, any of Cara, Tvardi, or their respective affiliates. Cara management then provided the written disclosure statement to the Cara Board.
On November 25, 2024, Mintz sent Cooley a revised draft of the Merger Agreement, which, among other things, included revisions to the representations and warranties, interim operating covenants, the deal protection provisions, the closing conditions, the termination fee provisions, including reducing the size of the termination fee that would be payable by Cara in certain circumstances and the definition of Cara Net Cash.
On December 3, 2024, Cooley sent Mintz a revised draft of the Merger Agreement which, among other things, included revisions to the representations and warranties, interim operating covenants, the deal protection provisions, the closing conditions, the termination fee provisions, including increasing the size of the termination fee that would be payable by Cara in certain circumstances and the definitions of Exchange Ratio and Cara Net Cash.
On December 3, 2024 and December 6, 2024, representatives of Mintz and Cooley held a telephonic meeting to discuss the open issues in the merger agreement, including, among other things, with respect to the interim operating covenants, the deal protection provisions, the closing conditions, the termination fee that would by payable by Cara to Tvardi and the definition of Cara Net Cash.
On December 4, 2024, the parties executed an extension of exclusivity, agreeing to extend the end of the exclusivity period from December 4, 2024 to December 11, 2024.
On December 5, 2024, Mintz sent Cooley a revised draft the Merger Agreement which, among other things, included revisions to the interim operating covenants, the closing conditions, the deal protection provisions, the termination fee provisions, including reducing the size of the termination fee that would be payable by Cara in certain circumstances and the definition of Cara Net Cash. The parties continued to negotiate and exchange drafts of the Merger Agreement until it was finalized and subsequently executed on December 17, 2024.
On December 9, 2024, the Cara Board held a videoconference meeting, with Cara’s management and representatives of Piper Sandler and representatives of Mintz present, to review the terms of the Merger Agreement and related ancillary agreements. Representatives of Mintz reviewed the material terms of the draft Merger Agreement and related ancillary agreements and reviewed with the Cara Board its fiduciary duties applicable in connection with the strategic transaction process. Representatives of Piper Sandler reviewed with the Cara Board the approach taken by Piper Sandler in preparing its financial analyses of the Exchange Ratio and highlighted for the Cara Board the presentation that Piper Sandler would be giving to the Cara Board at a meeting to be held later in the week to formally approve the contemplated transactions, including the proposed Merger. The Cara Board then discussed the potential transaction with representatives of Cara management, Piper Sandler and Mintz. Following this discussion, representatives of Cara’s management provided an update to the Cara Board on the status of the asset disposition to CSL Vifor.
On December 11, 2024, the parties executed an extension of exclusivity, agreeing to extend the end of the exclusivity period from December 11, 2024 to December 20, 2024.
On December 11, 2024, the Cara Board held a videoconference meeting, with Cara’s management and representatives of Piper Sandler and representatives of Mintz present. Representatives of Piper Sandler reviewed with the Cara Board Piper Sandler’s financial analyses of the Exchange Ratio (without giving effect to the Reverse Stock Split). The Cara Board then discussed the timeline for the proposed Merger with Cara’s management and representatives from Mintz providing updates.
On December 17, 2024, the Cara Board held a videoconference meeting, with Cara’s management and representatives of Piper Sandler and representatives of Mintz present. Representatives of Piper Sandler indicated that there were no material changes to Piper Sandler’s financial analyses of the Exchange Ratio (without giving effect to the Reverse Stock Split) as presented to the Cara Board on December 11, 2024. Representatives of Piper Sandler then delivered to the Cara Board the oral opinion of Piper Sandler, which was subsequently confirmed in writing via a written opinion dated December 17, 2024, to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Piper Sandler as set forth in its written opinion, the Exchange Ratio (without giving effect to the Reverse Stock split) was fair, from a financial point of view, to Cara, as more fully described below in the section titled “— Opinion of Cara’s Financial Advisor.” Representatives of Mintz then reviewed the limited updates to the Merger Agreement from the previous discussion on December 9, 2024 and noted that there were no material changes to the Merger Agreement since that date. Representatives of Cara management then reviewed with the

Cara Board the terms of the Asset Disposition. Following these presentations, the Cara Board then discussed the potential transaction with members of Cara management, Piper Sandler and Mintz, and, after considering the matters discussed during the meeting and prior meetings of the Cara Board and the Transaction Committee (for more information, see the section titled “— Cara Reasons for the Merger”), the Cara Board unanimously (i) determined that entry into the Merger Agreement and the Contemplated Transactions, were advisable and fair to, and in the best interests of, Cara and its stockholders; (ii) authorized, approved and declared advisable the Merger Agreement and the Contemplated Transactions, the change of control of Cara, and other actions contemplated by the Merger Agreement, (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the stockholders of Cara vote to approve the Cara Stockholder Matters; (iv) approved the Cara Stockholder Support Agreements, the Tvardi Stockholder Support Agreements, the Cara Lock-Up Agreements and the transactions contemplated thereby and (v) approved the Asset Disposition and the entry into the APA and a letter agreement with CSL Vifor and HCR providing for the entry into an amended and restated purchase agreement to amend and replace the Original HCR Agreement.
On December 17, 2024, representatives of Cara and Tvardi (together with Merger Sub) executed the definitive Merger Agreement. Concurrently with the execution of the Merger Agreement, certain executive officers, directors and stockholders of Cara and Tvardi delivered the Cara Stockholder Support Agreements, Cara Lock-Up Agreements, Tvardi Stockholder Support Agreements and Tvardi Lock-Up Agreements, as applicable. On the same day, representatives of Cara (together with Royalty Sub) and CSL Vifor entered into the APA and representatives of Cara, CSL Vifor and HCR entered into a letter agreement with CSL Vifor and HCR providing for the entry into an amended and restated purchase agreement to amend and replace the Original HCR Agreement.
On December 18, 2024, the execution of the Merger Agreement and the entry into the APA was publicly announced before the Nasdaq Stock Market opened for the day.
Cara Reasons for the Merger
At a meeting held on December 17, 2024, the Cara Board unanimously (i) determined that the Merger and the other transactions and actions contemplated by the Merger Agreement (collectively, the Contemplated Transactions) are fair to, advisable and in the best interests of Cara and its stockholders; (ii) authorized, approved and declared advisable the Merger Agreement and the Contemplated Transactions, including the issuance of shares of Cara common stock to the stockholders of Tvardi pursuant to the terms of the Merger Agreement, the change of control of Cara, and other actions contemplated by the Merger Agreement; (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the stockholders of Cara vote to approve the Cara Stockholder Matters (as defined in the section titled “— Special Meeting of Cara Stockholders”); and (iv) approved the Cara Stockholder Support Agreements and the transactions contemplated thereby.
The Cara Board considered the following reasons in reaching its conclusion to approve the Merger Agreement, the Merger and the other Contemplated Transactions and to recommend that the stockholders of Cara vote to approve the Cara Stockholder Matters, all of which the Cara Board viewed as supporting its decision to approve the Merger with Tvardi:
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the financial condition and prospects of Cara and the risks associated with continuing to operate Cara on a stand-alone basis, particularly in light of Cara’s June 2024 decision to suspend its clinical program in notalgia paresthetica and July 2024 decision to streamline its operating plan and focus on cost-containment and cash conservation;

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the Cara Board, with the assistance of its advisors, undertook a comprehensive and thorough process of reviewing and analyzing potential strategic options, including to remain a standalone company pursuing a focused pipeline, a liquidation to distribute available cash, and strategic transactions, including through a reverse merger or sale to a third party, to identify the opportunity that would, in the Cara Board’s opinion, create the most value for Cara’s stockholders;

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the Cara Board believes that, as a result of arm’s length negotiations with Tvardi, Cara and its representatives negotiated the most favorable Exchange Ratio for Cara’s stockholders to which Tvardi was willing to agree, and that the terms of the Merger Agreement include the most favorable terms to Cara in the aggregate to which Tvardi was willing to agree;
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the Cara Board’s belief, after a thorough review of strategic alternatives and discussions with Cara senior management, representatives of its financial advisor and legal counsel, that the Merger is more favorable to Cara’s stockholders than the potential value that might have resulted from other strategic transactions available to Cara;

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the fact that the estimated return to stockholders of Cara in a potential liquidation of Cara would result in a payment of approximately $6.24 per share of Cara Common Stock, representing approximately $2.88 less per share than the implied value of the Exchange Ratio on a per share basis (after giving effect to the December Reverse Stock Split);

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the Cara Board’s belief, based in part on clinical and scientific diligence and an analysis process conducted over several weeks by Cara’s management and reviewed with the Cara Board (which included numerous clinical and scientific diligence calls by Cara’s diligence team composed of internal and external subject matter experts, specializing in pre-clinical science, clinical development, clinical operations, regulatory, manufacturing, intellectual property, and commercialization, which diligence team had access to and comprehensively reviewed Tvardi’s virtual data room, with Tvardi’s management on Tvardi’s programs, including its lead clinical development program TTI-101, and with feedback from such diligence calls from consultants and key opinion leaders), that with respect to Tvardi’s product pipeline and the potential market opportunity for Tvardi’s product candidates, Tvardi’s product candidates have the potential to create meaningful value for the stockholders of the combined company and an opportunity for Cara’s stockholders to participate in the potential growth of the combined company;

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the Cara Board also reviewed with the management of Cara and the management of Tvardi the current plans of Tvardi for developing TTI-101 and Tvardi’s other product candidates to confirm the likelihood that the combined company would possess sufficient financial resources to allow the combined company’s management team to focus on the continued development and anticipated commercialization of those development candidates;

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the Cara Board’s belief that the combined company would be able to raise additional funds in the future based on the combination of Cara’s public company structure with Tvardi’s business;

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the ability of Tvardi to operate as a public company;

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the fact that the combined company will be led by an experienced industry chief executive officer and management team, many members of which have extensive drug development, research and development, business and regulatory expertise, and a board of directors with representation from the current Cara Board and Tvardi Board; and

•
the oral opinion of Piper Sandler, (which was subsequently confirmed in writing by delivery of Piper Sandler’s written opinion), to the Cara Board (in its capacity as such), to the effect that, as of December 17, 2024, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in preparing its opinion set forth in its written opinion, the Exchange Ratio (without giving effect to the Reverse Stock Split) was fair, from a financial point of view, to Cara, as more fully described below under the section captioned “The Merger — Opinion of Cara’s Financial Advisor.”

The Cara Board also reviewed various reasons impacting the financial condition, results of operations and prospects of Cara, including:
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the strategic alternatives to the Merger, including potential transactions that could have resulted from discussions that Cara’s management conducted with other potential merger partners;

•
the current and historical market prices of Cara’s stock, including the market performance of the shares relative to general market indices and the general downturn among stock prices among biopharmaceutical companies as well as the current state of the U.S. and global economies, including the downward trend in the biopharmaceutical financial markets;

•
the risks associated with Cara remaining a standalone company pursuing a limited pipeline including liquidity needs and cash-burn related to, among other things, funding Cara’s development pipeline;

•
the risks associated with the expected length of the program timelines of Cara’s current assets, including KOURAGE program timelines, and business development opportunities and the financing sources available to Cara based on such timelines;

•
the risks associated with Cara’s ability to attract and retain talent;

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the risks associated with the need to obtain substantial amounts of financing to continue its operations and to continue the development of its current programs if Cara were to remain an independent company and the unlikelihood that such financing would be able to be obtained; and

•
the risks and delays associated with, and uncertain value and costs to Cara’s stockholders of, liquidating Cara, including, without limitation, the uncertainties of continuing cash burn while contingent liabilities are resolved and uncertainty of timing of release of cash until contingent liabilities are resolved.

The Cara Board also reviewed the terms and conditions of the Merger Agreement and the Contemplated Transactions, as well as the safeguards and protective provisions included therein intended to mitigate risks, including:
•
the initial estimated Exchange Ratio used to establish the number of shares of Cara common stock to be issued to Tvardi’s stockholders in the Merger was determined based on the relative valuations of Cara and Tvardi and an implied combined company valuation, and thus the relative percentage ownership of Cara’s stockholders, Tvardi’s stockholders and the Convertible Note holders immediately following the completion of the Merger is subject to change, including based on the amount of Cara Net Cash at Closing to the extent it is greater than $23.125 million or less than $22.875 million, subject to certain exceptions as more fully described below under the caption “The Merger — Exchange Ratio”;

•
a dollar-for-dollar adjustment to Cara Net Cash for amounts Cara will receive for the sale of its legacy assets, if successful, on or about the anticipated Closing Date (the Anticipated Closing Date);

•
the limited number and nature of the conditions to Tvardi’s obligation to consummate the Merger and the limited risk of non-satisfaction of such conditions as well as the likelihood that the Merger will be consummated on a timely basis;

•
the ability of Cara to consider certain unsolicited Acquisition Proposals under certain circumstances should Cara receive a Superior Offer;

•
the reasonableness of the potential termination fee of $2.25 million and related reimbursement of certain transaction expenses capped at $750,000, which could become payable by Cara to Tvardi if the Merger Agreement is terminated in certain circumstances;

•
the Support Agreements, pursuant to which certain directors, officers and stockholders of Cara and Tvardi have agreed, solely in their capacity as stockholders of Cara and Tvardi, respectively, to vote all of their shares of Cara common stock or Tvardi capital stock in favor of the approval or adoption, respectively, of the Merger Agreement and the Contemplated Transactions;

•
the agreement of Tvardi to provide the written consent of Tvardi’s stockholders necessary to adopt and approve the Merger Agreement and the Contemplated Transactions within seven business days of the Registration Statement becoming effective and the fact that stockholders holding the necessary votes have entered into Support Agreements; and

•
the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

In the course of its deliberations, the Cara Board also considered a variety of risks and other countervailing factors related to entering into the Merger, including:
•
the effect of the non-solicitation provisions of the Merger Agreement that restrict Cara’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding an Acquisition Proposal, and the fact that, upon termination of the Merger Agreement under certain specified circumstances, Cara will be required to pay a termination fee of $2.25 million, which could discourage certain other potential acquirers from proposing an alternative transaction that may be more advantageous to Cara’s stockholders;
•
the substantial expenses to be incurred in connection with the Merger, including the costs associated with the Registration Statement and any related litigation;

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the possibility of disruptive stockholder litigation following announcement of the Merger;

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the possible volatility, at least in the short term, of the trading price of Cara common stock resulting from the announcement of the Merger;

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the risk that the Merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the Merger or delay or failure to complete the Merger on the reputation of Cara;

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the likely detrimental effect on Cara’s cash position, stock price and ability to initiate another process and to successfully complete an alternative transaction should the Merger not be completed;

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the risk to Cara’s business, operations and financial results in the event that the Merger is not consummated, including the diminution of Cara’s cash and the significant challenges associated with the need to raise additional capital through the public or private sale of equity securities;

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the early stage of development of Tvardi’s product candidates, which, in the future, may not generate acceptable clinical data or be successfully developed into products that are marketed and sold;

•
the strategic direction of the combined company following the completion of the Merger, which will be determined by a board of directors initially comprised of six directors designated by Tvardi and one director designated by Cara;

•
the restrictions in the Merger Agreement on the conduct of Cara’s business prior to the consummation of the Merger, which may delay or prevent Cara from undertaking business opportunities that may arise prior to the consummation of the Merger; and

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various other risks associated with the combined company and the Merger, including those described in the section titled “Risk Factors” beginning on page 27 of this proxy statement/prospectus.

The foregoing information and reasons considered by the Cara Board are the material factors considered by the Cara Board. In view of the wide variety of reasons considered in connection with its evaluation of the Merger and the complexity of these matters, the Cara Board did not find it useful to attempt, and did not attempt, to quantify, rank or otherwise assign relative weights to these reasons. In considering the reasons described above, individual members of the Cara Board may have given different weight to different reasons. The Cara Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Cara’s management team and the legal and financial advisors of Cara, and considered the reasons overall to be favorable to, and to support, its determination. In arriving at their respective recommendations, the members of the Cara Board considered the interests of Cara’s executive officers and directors as described under the caption “The Merger — Interests of the Cara Directors and Executive Officers in the Merger”.
Tvardi Reasons for the Merger
The following discussion sets forth material factors considered by the Tvardi Board in reaching its determination to approve the terms and authorize the execution of the Merger Agreement for the purpose of implementing the Merger; however, it may not include all of the factors considered by the Tvardi Board. In light of the number and wide variety of factors considered in connection with its evaluation of the Merger Agreement, the Tvardi Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The Tvardi Board viewed its position and determinations as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors.

In the course of reaching its decision to approve the terms and authorize the execution of the Merger Agreement for the purpose of consummating the Merger, the Tvardi Board consulted with Tvardi’s senior management and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others:
•
historical and current information concerning Tvardi’s business, including its financial performance and condition, operations, management and competitive position;

•
Tvardi’s prospects if it were to remain an independent privately held company, including its need to obtain additional financing and the terms on which it would be able to obtain such financing, if at all;

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the Tvardi Board’s belief that no alternatives to the Merger were reasonably likely to create greater value for Tvardi stockholders, after reviewing the various financing and other strategic options to enhance stockholder value that were considered by the Tvardi Board;

•
the cash resources of the combined company expected to be available at the Closing and the anticipated burn rate of the combined organization;

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the broader range of investors to support the development of Tvardi’s product candidates than it could otherwise obtain if it continued to operate as a privately held company;

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the potential to provide its current stockholders with greater liquidity by owning stock in a public company;

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the expectation that the Merger with Cara would be a more time- and cost-effective means to access capital than other options considered;

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the expectation that substantially all of Tvardi’s employees, particularly its management, will serve in similar roles at the combined organization;

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the fact that shares of Cara common stock issued to Tvardi stockholders will be registered on a Form S-4 registration statement and will become freely tradable for Tvardi stockholders who are not affiliates of Tvardi and who are not parties to the Lock-Up Agreements;

•
the Support Agreements, pursuant to which certain directors, officers and stockholders of Cara and Tvardi, respectively, have agreed, solely in their capacity as stockholders of Cara and Tvardi, respectively, to vote all of their shares of Cara common stock or Tvardi capital stock, respectively, in favor of the adoption and approval, of the Merger Agreement and the Contemplated Transactions;

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the ability to obtain a Nasdaq listing and comply with Nasdaq listing requirements;

•
the terms and conditions of the Merger Agreement, including, without limitation, the following:

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the expected relative percentage ownership of Cara equityholders and Tvardi equityholders in the combined company initially at the Closing and the implied valuation of Tvardi based on Cara’s cash contribution to the combined company;

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the parties’ representations, warranties and covenants and the conditions to their respective obligations;

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the limited number and nature of the conditions of the obligation of Cara to consummate the Merger; and

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the likelihood that the Merger will be consummated on a timely basis.

Tvardi’s Board also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:
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the risk that the potential benefits of the Merger Agreement may not be realized;

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the risk that future sales of common stock by existing Cara stockholders may cause the price of Cara common stock to fall, thus reducing the value of the consideration received by Tvardi stockholders in the Merger;

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the termination fee of $2.25 million and/or expense reimbursements of up to $750,000, payable by Tvardi to Cara upon the occurrence of certain events, and the

•
the price volatility of Cara’s common stock, which may reduce the value of Cara common stock that Tvardi stockholders will receive upon the Closing;

•
the potential reduction of Cara’s net cash prior to Closing;

•
the possibility that Cara could under certain circumstances consider unsolicited acquisition proposals if superior to the Merger;

•
the possibility that the Merger might not be completed for a variety of reasons, such as the failure of Cara to obtain the required stockholder vote, and the potential adverse effect on the reputation of Tvardi and the ability of Cara to obtain financing in the future in the event the Merger is not completed;

•
the risk that the Merger might not be consummated in a timely manner or at all;

•
the expenses to be incurred in connection with the Merger and related administrative challenges associated with combining the organizations;

•
the additional expenses that Tvardi’s business will be subject to as a public company following the Closing to which it has not previously been subject; and

•
various other risks associated with the combined organization and the Merger, including the risks described in the section titled “Risk Factors” beginning on page 27.

The Tvardi Board weighed the benefits, advantages and opportunities of a potential transaction against the uncertainties and risks described above, as well as the possible diversion of management attention for an extended period of time. After taking into account these and other factors, the Tvardi Board unanimously approved the terms and authorized execution of the Merger Agreement for the purpose of implementing the Merger.
Opinion of Cara’s Financial Advisor
Piper Sandler was retained by the Cara Board to act as its financial advisor on July 10, 2024, in connection with Cara’s subsequent announcement of its exploration of a range of strategic alternatives.
On December 17, 2024, Piper Sandler rendered its oral opinion to the Cara Board (which was subsequently confirmed in writing by delivery of Piper Sandler’s written opinion dated December 17, 2024) to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Piper Sandler in preparing its opinion, the Exchange Ratio (without giving effect to the Reverse Stock Split) was fair, from a financial point of view, to Cara (the Piper Sandler Opinion).
The full text of the written opinion is attached to this proxy statement/prospectus as Annex B and is incorporated into this proxy statement/prospectus by reference. The description of the Piper Sandler Opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the written opinion. Cara stockholders are urged to read the written opinion carefully and in its entirety for a discussion of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Piper Sandler in preparing the Piper Sandler Opinion. The Piper Sandler Opinion was prepared at the request of, and furnished solely to, the Cara Board (in the Cara Board members’ individual capacities as directors and not in any other capacity) for its information and assistance in connection with its consideration of the financial terms of the Merger, and was only one of many factors considered by the Cara Board in its evaluation of the Merger. Further, the Piper Sandler Opinion only addresses the fairness, from a financial point of view as of the date thereof, to Cara of the Exchange Ratio (without giving effect to the Reverse Stock Split). The Piper Sandler Opinion did not address, among other things, (i) any other terms or agreements relating to the Merger or any other terms of the Merger Agreement, (ii) the relative merits of the Merger as compared to other transactions or strategies that might be available to Cara, or (iii) the underlying business decision of Cara to proceed with the Merger. The Piper Sandler Opinion was not intended to, and does not, constitute a recommendation to the Cara Board, Cara, any security holder of Cara, or any other party as to how to vote or otherwise act with respect to the Merger or any other matter relating thereto. In addition, all share and per share information presented in this section does not give effect to the one-for-twelve reverse stock split implemented by Cara on December 30, 2024.

In connection with Piper Sandler’s review of the Merger, and in arriving at the Piper Sandler Opinion, Piper Sandler:
•
reviewed and analyzed the financial terms of a draft of the Merger Agreement dated December 15, 2024;

•
reviewed certain financial and other data with respect to Cara which was publicly available;

•
reviewed and analyzed certain information regarding Cara furnished to Piper Sandler by management of Cara, including financial forecasts relating to the estimated cash expenditures and receipts of Cara from October 31, 2024 through March 31, 2025, estimated balance sheet data with respect to the cash and debt positions of Cara as of November 30, 2024, and a liquidation analysis of Cara prepared by management of Cara, dated as of December 6, 2024 (the Management Liquidation Analysis);

•
reviewed and analyzed certain information regarding Tvardi furnished to Piper Sandler by management of Cara, including balance sheet data with respect to the cash and debt positions of Tvardi as of November 30, 2024 and quarterly financial forecasts relating to the business, earnings, cash flows, and prospects of Tvardi from December 31, 2024 through December 31, 2026;

•
conducted discussions with members of senior management and representatives of each of Cara and Tvardi concerning the matters described in the second, third, and fourth bullets above, as well as Cara’s business and prospects before and after giving effect to the Merger;

•
reviewed the current and historical reported prices and trading activity of Cara common stock;

•
compared the business profile of Tvardi to the business profile of certain other companies, the securities of which are publicly traded, that were deemed by Piper Sandler to be comparable to Tvardi for purposes of the Piper Sandler Opinion; and

•
reviewed the valuations of certain companies implied by the pricing of such companies’ initial public offerings which companies were deemed by Piper Sandler to be comparable to Tvardi for purposes of the Piper Sandler Opinion.

In addition, Piper Sandler conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as Piper Sandler deemed necessary in arriving at the Piper Sandler Opinion.
Piper Sandler relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to Piper Sandler or discussed with or reviewed by Piper Sandler. Piper Sandler further relied upon the assurances of management of Cara that the financial information provided was prepared on a reasonable basis in accordance with industry practice, and that management of Cara was not aware of any information or facts that would make any information provided to Piper Sandler incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of the Piper Sandler Opinion, Piper Sandler assumed, with respect to financial forecasts, estimates (including with respect to the estimated cash expenditures) and other forward-looking information, that such financial forecasts, estimates and forward-looking information were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the managements of Cara and Tvardi, as applicable. Further, Piper Sandler expressed no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based.
In addition, the Piper Sandler Opinion and the underlying analyses relating thereto were, with the Cara Board’s knowledge and approval, based upon the following additional key assumptions: (i) the estimated amount of Cara Net Cash at Closing, as provided to Piper Sandler by management of Cara, would not result in an adjustment to the Exchange Ratio; (ii) the Reverse Stock Split would not be completed as of the Effective Time; (iii) the Management Liquidation Analysis was reasonably prepared in good faith based on assumptions reflecting the best currently available estimates and judgments of management of Cara as to (a) the expected realizable value for Cara’s assets, assuming an orderly liquidation of such assts, and (b) the remaining amounts estimated to be available upon completion of such liquidation for distribution to Cara’s equity holders; (iv) immediately prior to the Effective Time, the fully diluted outstanding shares of Cara common stock (calculated using the treasury stock method and taking into account outstanding in the money options and restricted stock units) would be approximately 56.076 million and the fully diluted outstanding shares of Tvardi common stock would be approximately 54.204 million, as provided to Piper Sandler by management of Cara; and (v) the pro forma ownership of Cara, immediately following the Effective Time, assuming completion of (Y) the Preferred Stock Conversion and the Bridge Note Conversion and (Z) the conversion of all other instruments convertible into Tvardi common stock, but without giving effect to the Reverse Stock Split, would be 15.25% held by the holders of Cara common stock immediately prior to the Effective Time and 84.75% by the holders of Tvardi common stock (including, for this purpose, the holders of Bridge Notes) immediately prior to the Effective Time as provided to Piper Sandler by management of Cara.
Piper Sandler expressed no view or opinion with respect to the Management Liquidation Analysis or the assumptions on which it is based. With the Cara Board’s knowledge and approval, Piper Sandler did not analyze, or otherwise consider the effect of the Reverse Stock Split on the Exchange Ratio as of the Effective Time.
Piper Sandler further assumed that the Merger would have the tax consequences described in the Merger Agreement. Piper Sandler relied, with the Cara Board’s knowledge and approval, on the conclusions of the outside counsel and the independent accountants to Cara, and on the assumptions of management of Cara as to all accounting, legal, tax and financial reporting matters with respect to the Cara, Tvardi, and the Merger Agreement.
In arriving at the Piper Sandler Opinion, Piper Sandler assumed that the executed Merger Agreement would be, in all material respects, identical to the last draft reviewed by Piper Sandler. Piper Sandler relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein were true and correct; (ii) each party to such agreements would fully and timely perform all of the covenants and agreements required to be performed by such party; (iii) the Merger would be consummated pursuant to the terms of the Merger Agreement without amendments thereto; and (iv) all conditions to the consummation of the Merger would be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, Piper Sandler assumed that all the necessary regulatory approvals and consents required for the Merger would be obtained in a manner that would not adversely affect Cara, Tvardi, or the contemplated benefits of the Merger.
In arriving at the Piper Sandler Opinion, (i) Piper Sandler did not perform a discounted cash flow analysis of Cara or Tvardi because managements of Cara and Tvardi advised Piper Sandler that neither Cara nor Tvardi had, or could reasonably be expected to prepare, current and reliable financial forecasts regarding Cara’s or Tvardi’s future financial performance, in each case, for a sufficient period of time that would allow Piper Sandler to perform a discounted cash flow analysis, (ii) Piper Sandler did not perform an analysis of precedent merger transactions with publicly available financial terms, because Piper Sandler did not identify a sufficient number of transactions that Piper Sandler deemed to be comparable to the Merger, and (iii) with respect to Cara, Piper Sandler did not perform an analysis of companies with publicly traded equity securities that Piper Sandler deemed comparable to Cara, because Piper Sandler did not identify a sufficient number of publicly traded companies that Piper Sandler deemed to be sufficiently comparable to Cara.
In addition, in arriving at the Piper Sandler Opinion, Piper Sandler did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of Cara or Tvardi, and Piper Sandler was not furnished or provided with any such appraisals or valuations, nor did Piper Sandler evaluate the solvency of Cara or Tvardi under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by Piper Sandler with respect to Tvardi in connection with the Piper Sandler Opinion were going concern analyses. Piper Sandler expressed no view or opinion regarding the liquidation value of Cara, Tvardi, or any other entity. Without limiting the generality of the foregoing, Piper Sandler undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which Cara, Tvardi, or any of their respective affiliates was a party or may have been subject, and the Piper Sandler Opinion made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Piper Sandler also assumed, based on information furnished to Piper Sandler by management of

Cara and management of Tvardi, that neither Cara nor Tvardi was party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, or divestiture or spin-off, other than the Merger, the Bridge Notes financing, the Asset Disposition, and the Reverse Stock Split.
No company or transaction used in any analysis for purposes of comparison is identical to Cara, Tvardi, or the Merger. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which Cara, Tvardi, and the Merger were compared and other factors that could affect the public trading value or transaction value of the companies.
The Piper Sandler Opinion was necessarily based upon the information available to Piper Sandler and facts and circumstances as they existed and were subject to evaluation on the date thereof; events occurring after the date thereof could materially affect the assumptions used in preparing the Piper Sandler Opinion. Piper Sandler did not express any opinion in the Piper Sandler Opinion as to the price at which shares of Cara common stock may trade following announcement of the Merger or at any future time. Piper Sandler has not undertaken to reaffirm or revise the Piper Sandler Opinion or otherwise comment upon any events occurring after the date of the Piper Sandler Opinion, and does not have any obligation to update, revise or reaffirm the Piper Sandler Opinion.
The Piper Sandler Opinion was provided solely to the Cara Board (in the Board members’ individual capacities as directors and not in any other capacity) in connection with, and solely for purposes of, the Cara Board’s consideration of the Merger and was not intended to, and does not, constitute a recommendation to the Cara Board, Cara, any security holder of Cara, or any other party as to how to act or vote with respect to the Merger or any matter relating thereto. The Piper Sandler Opinion may not be disclosed, referred to, published or otherwise used (in whole or in part), and no public references to Piper Sandler may be made without the prior written consent of Piper Sandler, which consent was obtained for the purpose of the inclusion of the Piper Sandler Opinion and the summary thereof in this proxy statement/prospectus. The Piper Sandler Opinion was approved for issuance by the Piper Sandler Opinion Committee.
The Piper Sandler Opinion addresses solely the fairness, from a financial point of view, to Cara of the Exchange Ratio (without giving effect to the Reverse Stock Split) and did not address any other terms or agreement relating to the Merger or any other terms of the Merger Agreement. Piper Sandler was not requested to opine as to, and the Piper Sandler Opinion did not address: (i) the basic business decision to proceed with or effect the Merger; (ii) the merits of the Merger relative to any alternative transaction or business strategy that may have been or may be available to Cara; (iii) the fairness of any portion or aspect of the Merger (or of the Bridge Notes financing or the Reverse Stock Split) to any one class or group of Cara’s or Tvardi’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Cara’s, Tvardi’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (iv) any other terms contemplated by the Merger Agreement (or the agreements entered into in connection with the Bridge Notes financing or the Reverse Stock Split) or the fairness of the Merger to any creditor or other constituency of Cara; (v) whether or not Cara, Tvardi, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Merger (or with respect to the Bridge Notes financing or the Reverse Stock Split); or (vi) the solvency or financial viability of Cara or Tvardi at the date of the Piper Sandler Opinion, upon consummation of the Merger, or at any future time. Furthermore, Piper Sandler expressed no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Merger, or any class of such persons, relative to the Merger Consideration to be paid by Cara in the Merger or with respect to the fairness of any such compensation, including whether such payments were reasonable in the context of the Merger.
Summary of Piper Sandler’s Financial Analysis
The following is a summary of the material financial analyses prepared by Piper Sandler and reviewed with the Cara Board in connection with the Piper Sandler Opinion. The summary set forth below does not purport to be a complete description of the financial analyses performed by or factors considered by Piper Sandler, or underlying the Piper Sandler Opinion, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Piper Sandler. Piper Sandler may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be understood as Piper Sandler’s view of the actual value, whether enterprise, equity, or otherwise, of Cara or Tvardi. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Piper Sandler. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Piper Sandler’s financial analyses and the Piper Sandler Opinion.
In performing its analyses, Piper Sandler made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Cara, Tvardi, or any other party to the Merger. None of Cara, Tvardi, or Piper Sandler or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than the results as set forth below. In addition, analyses relating to the value of Cara and Tvardi do not purport to be appraisals or reflect the prices at which Cara or Tvardi may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived or calculated from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 16, 2024 (the last business day immediately preceding the day on which Piper Sandler delivered its oral opinion) and is not necessarily indicative of current market conditions.
Cara Intrinsic Valuation
Piper Sandler reviewed, among other things, the current (as of December 16, 2024) market capitalization, enterprise valuations, cash balances, and projected closing cash balances of Cara.
The review indicated, among other things, that, as of December 16, 2024, (i) the closing price per share of Cara common stock was $0.26 (the Cara Nasdaq Closing Price Per Share) and (ii) Cara had (a) approximately 55.8 million shares of Cara common stock outstanding (using the treasury stock method and taking into account outstanding in the money options and restricted stock units), (b) $39.5 million of estimated cash and cash equivalents as of November 30, 2024, (c) a current implied enterprise value of approximately $(25.1) million, and (d) estimated net cash and cash equivalents as of the consummation of the Merger of approximately $23.2 million (such estimated net cash and cash equivalents hereinafter referred to as, the Cara Intrinsic Value).
References below to the Cara Intrinsic Value Per Share refers to $0.42, equal to the Cara Intrinsic Value divided by approximately 55.8 million shares of Cara common stock outstanding (using the treasury stock method and taking into account outstanding in the money options and restricted stock units).
Management Liquidation Analysis
Piper Sandler reviewed and considered the Management Liquidation Analysis, as prepared by management of Cara, as of December 6, 2024. Piper Sandler noted that the estimates of the future cash distributions to Cara’s stockholders, after applying discount rates selected by management of Cara based on the expected hypothetical distribution dates and using the interest rates of U.S. Treasury bills and notes having similar durations, resulted in an implied equity value of $29.6 million for Cara, implying a value of $0.53 per share of Cara common stock (the Cara Liquidation Value Per Share).
For additional information on the Management Liquidation Analysis, see the section titled “The Merger — Management Liquidation Analysis” on page 174 of this proxy statement/prospectus.
Exchange Ratio & Assumptions; Cara Post-Merger Ownership
At the direction of management of Cara, Piper Sandler assumed, for purposes of its financial analyses and the Piper Sandler Opinion, that the Exchange Ratio would be equal to 0.4084 shares of Cara common stock for each share of Tvardi common stock, as determined pursuant to the terms of the Merger Agreement. This assumption was based, in part, on the following assumptions: (i) the Bridge Note Conversion and the Preferred Stock Conversion would occur prior to, or simultaneously with, the Closing, (ii) the Reverse Stock Split would not occur prior to the Closing, (iii) the Cara Net Cash at Closing would be within a range which would not result in an adjustment to the Exchange Ratio, (iv) Cara had a valuation of $43.0 million (implying Cara common stock had a value per share of approximately $0.77) (the Cara Deal Value Per Share), and (v) Tvardi had a valuation of $210.0 million.
Based on the Exchange Ratio as calculated above, immediately following the consummation of the Merger, (a) holders of Cara common stock as of immediately prior to the Merger would own approximately 15.25% of the fully-diluted shares of Cara common stock (such ownership percentage, the Cara Post-Merger Ownership Percentage), and (b) holders of Tvardi common stock as of immediately prior to the Merger (including, for this purpose, the holders of Bridge Notes on an as-converted basis) would own approximately 84.75% of the fully-diluted shares of Cara common stock, in each case, subject to adjustment of the Exchange Ratio (other than with respect to the Reverse Stock Split) as set forth in the Merger Agreement.
Financial Analyses
Selected Public Companies Analysis
Piper Sandler reviewed certain financial and other data for selected companies with publicly traded securities which Piper Sandler deemed to be comparable to Tvardi for purposes of this analysis (each, a Tvardi Public Company Comparable). The Tvardi Public Company Comparables were selected, among other reasons, because such companies (i) had (a) a lead asset focused on idiopathic pulmonary fibrosis (IPF), (b) a single clinical-stage asset in Phase 2 (ready or ongoing) for inflammation & immunology indication(s), or (c) a single clinical-stage asset in Phase 2 (ready or ongoing) for solid tumor indication(s) without a technology platform that could generate multiple assets and excluding cell therapies, (ii) had an asset in development for no more than three indications, and (iii) were U.S.-based or U.S.-exchange-listed companies. None of the Tvardi Public Company Comparables reviewed is identical to Tvardi, and certain of the Tvardi Public Company Comparables have financial and operating characteristics that are materially different from those of Tvardi.
The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the Tvardi Public Company Comparables as well as other factors that could affect the Tvardi Public Company Comparables differently from how they would affect Tvardi.
Set forth below are the Tvardi Public Company Comparables, as well as such companies’ targeted lead treatment indications and stages of development:
Tvardi Public Company Comparable	Lead Treatment Indication	Stage of Development
Selected Idiopathic Pulmonary Fibrosis (IPF) Companies
Pliant Therapeutics, Inc.	IPF	Phase 2b
Contineum Therapeutics, Inc.	IPF	Phase 1b
Trevi Therapeutics, Inc.	IPF	Phase 2b
Aileron Therapeutics, Inc.	IPF	Phase 1b
Vicore Pharma Holding(1)	IPF	Phase 2b
Selected Inflammation and Immunology (I&I) Companies
Upstream Bio, Inc.	Severe Asthma	Phase 2
Dianthus Therapeutics, Inc.(2)	Generalized Myasthenia Gravis	Phase 2
Tourmaline Bio, Inc.	Thyroid Eye Disease	Phase 2b
Selected Oncology (Solid Tumors) Companies
Black Diamond Therapeutics, Inc.	2L/3L Non-Small Cell Lung Cancer	Phase 2
Leap Therapeutics, Inc.(3)	Gastric Cancer	Phase 2
Protara Therapeutics, Inc.(4)	Non-Muscle Invasive Bladder Cancer	Phase 2
PMV Pharmaceuticals, Inc	Advanced Solid Tumors	Phase 2

(1)
Vicore Pharma Holding is listed on the Stockholm Stock Exchange, but was included in the analysis based on Piper Sandler’s industry knowledge and judgment.

(2)
Dianthus Therapeutics, Inc. is in Phase 2 for its lead program, as per its November 2024 corporate presentation, despite also having a Phase 3-ready program.

(3)
Leap Therapeutics, Inc. has two clinical-stage assets, but was included in the analysis based on Piper Sandler’s industry knowledge and judgment.

(4)
Protara Therapeutics, Inc. is in Phase 2 for its lead program, as per its website, despite also having a Phase 3-ready program.

For each Tvardi Public Company Comparable, Piper Sandler reviewed its current (i) diluted market capitalization, calculated as the aggregate value of such Tvardi Public Company Comparable’s outstanding equity securities (determined using the treasury stock method and taking into account any outstanding in-the-money options, in-the-money warrants, restricted stock units and other potentially dilutive securities), based on the closing stock price of its common stock as of December 16, 2024, and (ii) implied enterprise value. The implied enterprise values were calculated as diluted market capitalization, as described in the immediately preceding sentence, plus such Tvardi Public Company Comparable’s net debt (equal to the book value of such company’s debt less its cash and cash equivalents), plus its preferred stock and minority interests, and less its short-term and long-term investments, in each case, as of such company’s most recent reported quarter-end.
The analyses indicated the following maximum, 75th percentile, mean, median, 25th percentile and minimum diluted market capitalization and implied enterprise values of the Tvardi Public Company Comparables:
($ in millions)	Diluted Market Capitalization of the Tvardi Public Company Comparables	Implied Enterprise Value of the Tvardi Public Company Comparables
Maximum	$1,106.3	$616.9
75th Percentile	$661.6	$437.2
Mean	$428.2	$217.0
Median	$292.6	$108.4
25th Percentile	$143.3	$49.6
Minimum	$71.9	($115.8)
For the Selected Public Companies Analysis, Piper Sandler calculated a range of implied equity values for Tvardi based on the range of implied enterprise values for the Tvardi Public Company Comparables and then adjusted for Tvardi’s net cash and cash equivalents (as of November 30, 2024).
The resulting range of implied equity values for Tvardi is shown in the table below.
($ in millions)	Implied Equity Value of Tvardi
Maximum	$622.9
75th Percentile	$443.2
Mean	$223.0
Median	$114.4
25th Percentile	$55.6
Minimum	($109.8)
Selected Public Companies Analysis — Exchange Ratio Analysis
Piper Sandler then calculated a range of implied exchange ratios by applying the calculations described in the definition of “Exchange Ratio” set forth in the Merger Agreement, based on (i) the implied equity values of Tvardi and (ii) the Cara Intrinsic Value.

The range of implied exchange ratios, and the corresponding implied ownership percentage that holders of Cara common stock prior to the Merger would have in the implied post-merger company are set forth in the table below.
	Minimum	25th Percentile	Median	Mean	75th Percentile	Maximum
Implied Exchange Ratio	NM	2.2486x	4.8245x	9.6242x	19.3855x	27.3633x
Implied Ownership Percentage of Cara stockholders in the Post-Merger Company	NM	21.5%	13.9%	8.4%	4.7%	3.4%
Piper Sandler then compared the range of the implied exchange ratios and the range of implied ownership percentages that holders of Cara common stock immediately prior to the Merger would have in the implied post-merger company, each set forth in the table above, to the Exchange Ratio (4.8997x) and the Cara Post-Merger Ownership Percentage (15.25%), respectively.
Selected Public Companies Analysis — Implied Price per Share
Piper Sandler then calculated, (i) in each case, after giving effect to the Bridge Note Conversion, (A) a range of implied aggregate valuations of Tvardi, assuming the range of implied equity values of Tvardi set forth in the table above and (B) a corresponding range of the implied shares of Tvardi common stock outstanding immediately prior to the Merger and (ii) a range of implied values per share of Tvardi common stock (equal to the preceding (i)(A) divided by the preceding (i)(B)).
Piper Sandler then divided the resulting range of implied values per share of Tvardi common stock by the Exchange Ratio, resulting in a range of implied values per share of Cara common stock.
The range of implied values per share of Tvardi common stock and the range of implied values per share of Cara common stock are set forth in the table below.
	Minimum	25th Percentile	Median	Mean	75th Percentile	Maximum
Implied Values Per Share of Tvardi Common Stock	NM	$0.93	$2.00	$4.00	$8.05	$11.37
Implied Values Per Share of Cara Common Stock	NM	$0.19	$0.41	$0.82	$1.64	$2.32
Piper Sandler then compared the range of implied values per share of Cara common stock set forth in the table above to the Cara Deal Value Per Share ($0.77), the Cara Liquidation Value Per Share ($0.53), the Cara Intrinsic Value Per Share ($0.42), and the Cara Nasdaq Closing Price Per Share ($0.26).
Selected IPO Analysis
Piper Sandler reviewed certain financial data of U.S.-listed companies that completed an initial public offering (referred to as an IPO) of common stock since January 1, 2020 (each, a Tvardi IPO Comparable Company), which Piper Sandler judged to be comparable to Tvardi for purposes of this analysis. The Tvardi IPO Comparable Companies were selected, among other reasons, because, at the time of the IPO, such companies (i) had a single clinical-stage (non-oncology) asset with an ongoing Phase 2 trial or a completed Phase 1 trial or (B) were development stage companies (regardless of phase of development) with the lead asset targeting IPF. None of the Tvardi IPO Comparable Companies reviewed is identical to Tvardi, and certain of the Tvardi IPO Comparable Companies have financial and operating characteristics that are materially different from those of Tvardi.
The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the Tvardi IPO Comparable Companies, as well as other factors that could affect the Tvardi IPO Comparable Companies differently from how they would affect Tvardi.
Set forth below are the Tvardi IPO Comparable Companies, as well as such companies’ targeted lead treatment indications, stage of development, and IPO pricing dates:

Tvardi IPO Comparable Company	Lead Treatment Indication	Stage of Development	IPO Pricing Date
Single Clinical-Stage (Non-Oncology) Asset in Phase 2
Upstream Bio, Inc.	Severe asthma	Phase 2	10/10/2024
HilleVax, Inc.	Norovirus vaccine	Phase 2b	04/28/2022
CinCor Pharma, Inc.	Hypertension	Phase 2	01/06/2022
Vera Therapeutics, Inc.	Immunoglobulin A nephropathy	Phase 2b	05/13/2021
Reneo Pharmaceuticals, Inc.	Primary mitochondrial myopathies	Phase 2b	04/08/2021
Spruce Biosciences, Inc.	Classic congenital adrenal hyperplasia	Phase 2b	10/08/2020
Graybug Vision, Inc.	Wet AMD	Phase 2b	09/24/2020
COMPASS Pathways plc	Treatment-resistant depression	Phase 2b	09/17/2020
Athira Pharma, Inc.	Alzheimer’s disease	Phase 2/3	09/17/2020
Lyra Therapeutics, Inc.	Chronic rhinosinusitis	Phase 2	04/30/2020
IMARA Inc.	Sickle cell disease	Phase 2a	03/11/2020
Lead Asset Targeting Idiopathic Pulmonary Fibrosis (IPF)
Contineum Therapeutics, Inc.	IPF	Phase 1b	04/04/2024
Galecto, Inc.	IPF	Phase 2b	10/28/2020
Pliant Therapeutics, Inc.	IPF	Phase 2a	06/02/2020
For each Tvardi IPO Comparable Company, Piper Sandler reviewed (i) its implied diluted pre-money equity value, based on the offering price of such Tvardi IPO Comparable Company’s shares in its IPO and the number of such Tvardi IPO Comparable Company’s diluted shares outstanding prior to its IPO, excluding any shares being issued in such Tvardi IPO Comparable Company’s IPO (using the treasury stock method) (referred to herein as the Diluted Pre-Money Equity Value), and (ii) its implied diluted pre-money enterprise value, calculated as the Diluted Pre-Money Equity Value, plus net debt (calculated as the book value of such company’s debt less its cash and cash equivalents), plus any preferred stock and minority interests, and less any short-term and long-term investments, as reported in the effective registration statement of the IPO of each Tvardi IPO Comparable Company (referred to herein as the Diluted Pre-Money Enterprise Value).
The analysis indicated the following maximum, 75th percentile, mean, median, 25th percentile and minimum Diluted Pre-Money Equity Values and Diluted Pre-Money Enterprise Values for the Tvardi IPO Comparable Companies:
($ in millions)	Diluted Pre-Money Equity Value	Diluted Pre-Money Enterprise Value
Maximum	$693.0	$471.9
75th Percentile	$421.7	$271.3
Mean	$348.9	$256.3
Median	$314.6	$248.2
25th Percentile	$266.8	$195.4
Minimum	$150.8	$115.5
For the Selected IPO analysis, Piper Sandler calculated a range of implied equity values for Tvardi based on the range of the Diluted Pre-Money Enterprise Values for the Tvardi IPO Comparable Companies and then adjusted for Tvardi’s net cash and cash equivalents (as of November 30, 2024).

The resulting range of implied equity values for Tvardi is shown in the table below.
($ in millions)	Implied Equity Value of Tvardi
Maximum	$477.9
75th Percentile	$277.3
Mean	$262.3
Median	$254.2
25th Percentile	$201.4
Minimum	$121.5
Selected IPO Analysis — Exchange Ratio Analysis
Piper Sandler then calculated a range of implied exchange ratios by applying the calculations described in the definition of “Exchange Ratio” set forth in the Merger Agreement, based on (i) the implied equity values of Tvardi and (ii) the Cara Intrinsic Value.
The range of implied exchange ratios, and the corresponding implied ownership percentage that holders of Cara common stock prior to the Merger would have in the implied post-merger company are set forth in the table below.
	Minimum	25th Percentile	Median	Mean	75th Percentile	Maximum
Implied Exchange Ratio	5.1384x	8.6676x	11.0046x	11.3636x	12.0294x	20.9255x
Ownership Percentage of Cara stockholders in the Implied Post-Merger Company	13.3%	9.1%	7.6%	7.4%	7.0%	4.4%
Piper Sandler then compared the range of the implied exchange ratios and the range of implied ownership percentages that holders of Cara common stock immediately prior to the Merger would have in the implied post-merger company, each set forth in the table above, to the Exchange Ratio (4.8997x) and the Cara Post-Merger Ownership Percentage (15.25%), respectively.
Selected IPO Analysis — Implied Price per Share
Piper Sandler then calculated, (i) in each case, after giving effect to the Bridge Note Conversion, (A) an implied aggregate valuation of Tvardi assuming the range of implied equity values of Tvardi and (B) an implied number of shares of Tvardi common stock outstanding immediately prior to the Merger and (ii) an implied value per share of Tvardi common stock (equal to the preceding (i)(A) divided by the preceding (i)(B).
Piper Sandler then divided the resulting range of implied values per share of Tvardi common stock by the Exchange Ratio, resulting in a range of implied value per share of Cara common stock.
The range of implied value per share of Tvardi common stock and the range of implied value per share of Cara common stock are set forth in the table below.
	Minimum	25th Percentile	Median	Mean	75th Percentile	Maximum
Implied Value Per Share of Tvardi Common Stock	$2.13	$3.60	$4.57	$4.72	$5.00	$8.69
Implied Value Per Share of Cara Common Stock	$0.44	$0.73	$0.93	$0.96	$1.02	$1.77
Piper Sandler then compared the range of implied values per share of Cara common stock set forth in the table above to the Cara Deal Value Per Share ($0.77), the Cara Liquidation Value Per Share ($0.53), the Cara Intrinsic Value Per Share ($0.42), and the Cara Nasdaq Closing Price Per Share ($0.26).

Other Information
Piper Sandler also noted for the Cara Board the following additional information that was not relied upon by Piper Sandler in rendering the Piper Sandler Opinion, but which was provided to the Cara Board for informational purposes.
•
Historical Trading Analysis.   Piper Sandler provided the historical closing prices for the shares of Cara common stock over the one-year period ended December 16, 2024, which reflected low and high closing prices during such period, ranging from $0.24 to $1.23 per share of Cara common stock, respectively.

•
Selected Precedent M&A Transactions.   Piper Sandler considered certain financial terms of certain M&A transactions entered into since January 1, 2020 involving target companies that Piper Sandler deemed relevant. The illustrative M&A transactions were selected because they involved target companies that were, based on Piper Sandler’s experience and judgment, deemed by Piper Sandler to be comparable to Tvardi in one or more respects, and included U.S.-based biopharmaceutical companies with a single clinical-stage asset in Phase 2 (ready or ongoing), excluding platform companies and only including transactions where the financial terms were fully disclosed. No specific numeric or other similar criteria were used to select the selected precedent M&A transactions, and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. The financial data reviewed included overall transaction value, the value of upfront consideration payable on closing of the transaction and the value of any contingent consideration. Transaction values for the M&A transactions were calculated using the enterprise value for public targets and the publicly disclosed transaction value for private targets. Piper Sandler then compared such transaction values of the selected precedent M&A transactions to the Tvardi attributed valuation.

•
Selected Precedent Reverse Merger Transactions.   Piper Sandler considered certain financial terms, to the extent the information was publicly available, of biopharmaceutical reverse merger transactions since January 2019. Piper calculated the range of values delivered for the public company from the selected precedent reverse merger transactions in excess of such public company’s net cash, and compared such range to the value delivered for Cara in excess of Cara’s net cash.

General
The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a financial opinion is not readily susceptible to summary description. In arriving at the Piper Sandler Opinion, Piper Sandler did not draw, in isolation, conclusions from, or with regard to, any factor or analysis that it considered. Rather, Piper Sandler made its determination as to fairness on the basis of its experience and professional judgment, after considering the results of all of the analyses.
Piper Sandler’s financial analyses and the Piper Sandler Opinion were only one of many factors taken into consideration by the Cara Board in its evaluation of the Merger. Consequently, the analyses described above should not be viewed as determinative of the views of the Cara Board or management of Cara with respect to the Exchange Ratio or as to whether the Cara Board would have been willing to determine that a different exchange ratio was fair. The Exchange Ratio was determined through arm’s-length negotiations between the Cara Board and Tvardi and was approved by the Cara Board.
The Cara Board selected Piper Sandler as its financial advisor in connection with the Merger based on, among other factors, its qualifications, professional reputation, and industry expertise. Piper Sandler is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Merger.
In connection with Piper Sandler’s services as the financial advisor to the Cara Board, Cara agreed to pay Piper Sandler a fee of $2,500,000, which is contingent upon consummation of the Merger (the Success Fee) and a fee of $500,000 (the Opinion Fee), which was earned by Piper Sandler upon delivery of the Piper Sandler Opinion. The payment of the Opinion Fee was not contingent upon consummation of the Merger or the conclusions reached in the Piper Sandler Opinion and is fully creditable against the Success Fee. Cara also agreed to indemnify Piper Sandler against certain liabilities and reimburse Piper Sandler for certain expenses in connection with Piper Sandler’s services. In addition, based on Piper Sandler's customary conflicts-related clearance procedures, Piper Sandler informed Cara management on November 21, 2024 that, since January 1, 2022, Piper Sandler had no material relationships (other than with respect to a proposed financing which was later abandoned) with, and had not received any fees for investment banking services from, any of Cara, Tvardi, or their respective affiliates. Cara and Tvardi had preliminary discussions regarding the joint engagement of three placement agents (one of whom would be Piper Sandler) in a potential private placement temporarily contemplated in connection with the Merger. However, the potential private placement was abandoned, and neither Cara nor Tvardi executed an engagement letter with any of the three prospective placement agents (including Piper Sandler) for this purpose. Piper Sandler has not received, and does not expect to receive, any fees with respect to the abandoned private placement transaction.
Piper Sandler is a securities firm engaged in securities trading and brokerage activities and providing investment banking and financial advisory services. Piper Sandler may, in the future, provide investment banking and financial advisory services to Cara (and any of its affiliates) for which Piper Sandler would expect to receive compensation. In addition, in the ordinary course of its business, Piper Sandler and its affiliates may actively trade securities of Cara for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities.
Consistent with applicable legal and regulatory requirements, Piper Sandler has adopted policies and procedures to establish and maintain the independence of Piper Sandler’s research department and personnel. As a result, Piper Sandler’s research analysts may hold opinions, make statements or investment recommendations and/or publish research reports with respect to the Merger and other participants in the Merger that differ from the opinions of Piper Sandler’s investment banking personnel.
Management Liquidation Analysis
Cara generally does not prepare liquidation analyses as it has operated as a going concern. However, in connection with the Cara Board’s evaluation of strategic alternatives, including the Merger, Cara’s management prepared a non-public, internal unaudited financial analysis of a hypothetical liquidation of Cara (the Management Liquidation Analysis), which was shared with the Cara Board. The Management Liquidation Analysis is a financial analysis of the value that may be realized in a hypothetical liquidation of Cara as an alternative to pursuing the Merger. This analysis does not, therefore, give effect to the Merger.
Cara has included below a summary of the Management Liquidation Analysis. In preparing this analysis, Cara’s management considered a number of factors. Cara’s management also provided the liquidation analysis to Piper Sandler and approved the liquidation analysis for Piper Sandler’s use in connection with their financial analysis and fairness opinion. The summary of this analysis is not being included in this proxy statement/prospectus to influence a Cara stockholder’s decision whether to vote for or against the proposal to approve the Merger Agreement, but is being included because the analysis was provided to the Cara Board and Piper Sandler.
The Management Liquidation Analysis included in this proxy statement/prospectus has been prepared by, and is the responsibility of, Cara’s management. This analysis was not prepared with a view toward public disclosure or toward complying with GAAP, any published guidelines of the SEC regarding prospective financial information or guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Ernst & Young LLP, Cara’s independent registered public accounting firm, has not examined, compiled or performed any procedures with respect to the Management Liquidation Analysis and, accordingly, does not express an opinion or any other form of assurance with respect thereto.
The Management Liquidation Analysis was based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of Cara’s management. As a result, the assumptions upon which this analysis was based necessarily involve judgments with respect to, among other things, actual expenses incurred during the liquidation including, without limitation: (i) the actual amount of liquidation costs, (ii) the actual amount that would be required to settle Cara’s remaining obligations under current contracts, (iii) the actual amount that would be necessary to retain key employees to facilitate the liquidation, (iv) the actual amounts necessary to retain the services of external advisors necessary to assist Cara with the liquidation and (v) the actual amounts necessary to enable Cara to satisfy its remaining obligations (including obligations to comply with its SEC filing obligations during the liquidation process). In addition, Cara management cannot predict the actual amounts of funds that Cara would need to retain for unknown or contingent liabilities, any of which could be material and the total amount of which cannot currently be estimated. There can be no assurance that any fees, expenses, contingencies, or other obligations that Cara may incur will be within the range of estimated amounts provided in the Management Liquidation Analysis, that the Management Liquidation Analysis accounts for all possible such fees, expenses, contingencies, or other obligations of Cara or that the estimated Distributions set forth in the table below would be realized in the estimated amounts, or at the estimated dates, if at all.
Cara management made the following key assumptions in connection with preparing the Management Liquidation Analysis:
•
the Cara Board would have approved a liquidation of Cara in December 2024, with an initial distribution (the Initial Distribution) of net residual value to Cara stockholders being made on March 31, 2025, and a second, final distribution of net residual value to Cara stockholders being made on March 31, 2028 (the Final Distribution and together with the Initial Distribution, the Distributions).

•
based on non-public, unaudited, internal data, management of Cara estimated that Cara’s ending cash balance as of March 31, 2025, in a liquidation scenario, would be $30.4 million, which included Cara management’s estimate of Cara’s cash expenditures and receipts for the period covering October 31, 2024 through March 31, 2025.

•
$0.8 million of the estimated March 31, 2025 cash balance would be held back from the Initial Distribution to cover the estimated expense of a liquidation administrator and other potential expenses or charges between March 31, 2025 and March 31, 2028 (the Hold Back Amount). Management further assumed that $0.5 million of the Hold Back Amount would be distributed to Cara stockholders on March 31, 2028, constituting the Final Distribution.

As set forth in the table below, with the foregoing assumptions, the Management Liquidation Analysis results in an Initial Distribution of $29.6 million on March 31, 2025, and a Final Distribution of $0.5 million on March 31, 2028. Cara management further calculated the present value, as of November 30, 2024, of the Initial Distribution and the Final Distribution utilizing discount rates based on the yields of U.S. Treasury bills and notes of durations similar to the respective distribution periods.
In light of the foregoing factors and the uncertainties inherent in the Management Liquidation Analysis, Cara stockholders are cautioned not to place undue, if any, reliance on this analysis.

The following table and other information below is a summary of the Management Liquidation Analysis.
Management Liquidation Analysis ($ and figures in millions; except per share data)
Ending Cash (as of 3/31/2025)	$30.4
Less: Operating Expenses during Liquidation Period	$(0.3)
3/31/25 Ending Cash, Net Future Operating Costs	$30.1
Less: Expected Final Distribution	$(0.5)
Initial Distribution (3/31/2025)	$29.6
Diluted Shares Outstanding (Using treasury stock method)	55.8
Undiscounted Initial Distribution Per Share (3/31/25)	$0.53
Discounted Initial Distribution (Aggregate)	$29.1
Discounted Initial Distribution (Per Share)	$0.52
3/31/25 Ending Cash, Net Initial Distribution	$0.8
Less: Operating Expenses during Liquidation Period	$(0.3)
Cash Available to Distribute (3/31/2028)	$0.5
Diluted Shares Outstanding (Using Treasury Stock Method)	55.8
Undiscounted Final Distribution Per Share (3/31/2028)	$0.01
Discounted Final Distribution (Aggregate)	$0.4
Discounted Final Distribution (Per Share)	$0.01
Total Present Value of Distributions (Aggregate)	$29.6
Total Present Value of Distribution (Per Share)	$0.53
The above analysis results in an implied aggregate equity value of Cara of $29.6 million, or $0.53 per share of Cara common stock.
The Management Liquidation Analysis does not take into account any circumstances or events occurring after the date it was prepared. Cara can give no assurance that, had Management Liquidation Analysis been prepared as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. Cara does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the Management Liquidation Analysis to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the assumptions underlying the Management Liquidation Analysis is shown to be in error, or to reflect changes in general economic or industry conditions. The Management Liquidation Analysis does not take into account the possible financial and other effects on Cara of the Merger and does not attempt to predict or suggest future results of the post-Merger company. The Management Liquidation Analysis does not give effect to the Merger, including the impact of negotiating or executing the Merger Agreement, the expenses that may be incurred in connection with consummating the Merger, or the effect of any other business or strategic decisions or actions which would likely have been taken if the Merger Agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the Merger. None of Cara, Piper Sandler or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any Cara stockholder or any other person regarding Cara’s actual performance in the event of an actual liquidation of Cara, as compared to the information contained in the Management Liquidation Analysis or regarding whether the forecasted Distributions would actually be achieved.
In light of the foregoing, and considering that the Special Meeting will be held after the Management Liquidation Analysis was prepared, as well as the uncertainties inherent in any forecasted information, Cara stockholders are cautioned not to place unwarranted reliance on such information, and Cara urges all Cara stockholders to review Cara’s most recent SEC filings for a description of Cara’s reported financial results. See “Where You Can Find More Information.”

Certain Cara Unaudited Financial Projections
As a matter of course, Cara does not publicly disclose forecasts or internal projections as to future performance, revenues, earnings or other results of operations due to the inherent unpredictability and subjectivity of the underlying assumptions and projections. However, in connection with the Cara Board’s evaluation of the Merger, Cara’s management prepared certain unaudited prospective internal financial projections related to the estimated cash expenditures and receipts of Cara from November 2024 to March 2025, assuming a closing date of the Merger of March 31, 2025, that were provided to the Cara Board in connection with its evaluation of the Merger and to Piper Sandler in connection with its financial analysis and opinion (such projections are referred to hereinafter and in “The Merger — Opinion of Cara’s Financial Advisor” as the Cara Projections). The Cara Projections were made available to and reviewed by the Cara Board. Piper Sandler utilized the Cara Projections in its financial analysis undertaken in connection with the rendering of its opinion (see “The Merger — Opinion of Cara’s Financial Advisor”). A summary of the Cara Projections is set forth below.
The information set forth below is included solely to give Cara stockholders access to the Cara Projections that were provided to the Cara Board in connection with its evaluation of the Merger and that were utilized by Piper Sandler in connection with its financial analysis and opinion as discussed under the section titled “The Merger — Opinion of Cara’s Financial Advisor.” The Cara Projections included below are not being included herein to influence Cara’s stockholders’ decision whether to vote in favor of any proposal contained in this proxy statement/prospectus. In light of the foregoing factors and the uncertainties inherent in the Cara Projections, stockholders are cautioned not to place undue reliance on the Cara Projections included in this proxy statement/prospectus.
The Cara Projections were not prepared with a view toward public disclosure or with a view toward compliance with the published guidelines established by the SEC or the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information, or GAAP, but, in the view of Cara management were prepared on a reasonable basis, reflected the best available estimates and judgments at the time of preparation, and presented as of the time of preparation, to the best of Cara management’s knowledge and belief, the expected future financial performance of Cara as a standalone entity. However, this information is not fact and should not be relied upon as being indicative of future results of Cara as a standalone entity, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the Cara Projections. The information from the Cara Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Cara included in this proxy statement/prospectus.
The Cara Projections reflect estimates and assumptions made by Cara senior management related to the estimated cash expenditures and receipts of Cara from November 2024 to March 2025 and assumed a closing date of the Merger of March 31, 2025. The Cara Projections, while presented with numerical specificity, necessarily were based on numerous variables, estimates and assumptions that are inherently uncertain and also reflect general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond Cara’s control. Modeling and forecasting the future in the biopharmaceutical industry, in particular, is highly speculative.
The Cara Projections were developed solely using the information available to Cara management at the time they were created and reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results include the risk factors described in Cara’s annual report on Form 10-K for the fiscal year ended December 31, 2023, and subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In particular, the Cara Projections should not be utilized as public guidance. For a description of these and other risks related to the Cara Projections, see “Risk Factors — Risks Related to the Merger”.
None of Cara, Tvardi, the combined company or their respective affiliates, advisors, officers, directors or other representatives can provide any assurance that actual results will not differ from the Cara Projections and none of them undertakes any obligation to update, or otherwise revise or reconcile, the Cara Projections to reflect circumstances existing after the date the Cara Projections were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Cara Projections are shown to be in error. Except as required by applicable securities laws, Cara does not intend to make publicly available any update or other revision to the Cara Projections, even in the event that any or all assumptions are shown to be in error. None of Cara or Tvardi or their respective affiliates, advisors, officers, directors or other representatives has made or makes any representation to any stockholder or other that forecasted results will be achieved. Neither Cara nor Tvardi has made any representation regarding the Cara Projections in the Merger Agreement or otherwise, concerning the Cara Projections.
The Cara Projections were prepared by, and are the responsibility of, Cara’s management. Neither Ernst & Young LLP, Deloitte & Touche LLP nor any other independent accountant has compiled, examined, performed any other procedures, or expressed any form of assurance with respect to the Cara Projections included herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Cara Projections. The reports of Ernst & Young LLP included in this proxy statement/prospectus relate to Cara’s historical audited financial statements and do not extend to the Cara Projections, which are unaudited, and should not be read to do so.
In light of the foregoing factors and the uncertainties inherent in financial projections, stockholders are cautioned not to place undue reliance on the Cara Projections.
Cara Projections
$ in thousands	November 2024	December 2024	January 2025	February 2025	March 2025(1)
Beginning cash	$41,300	$39,459	$36,471	$34,396	$31,605
Expenses	$1,841	$2,987	$2,075	$2,791	$8,422
Ending cash	$39,459	$36,471	$34,396	$31,605	$23,183

(1)
Assumed a closing date of the Merger of March 31, 2025.

Interests of the Cara Directors and Executive Officers in the Merger
In considering the recommendation of the Cara Board with respect to the approval of the Merger Agreement, the Merger and the issuance of shares of Cara common stock as contemplated by the Merger Agreement, and the Cara Stockholder Matters, Cara’s stockholders should be aware that certain members of the Cara Board and current and former executive officers of Cara have interests in the Merger that may be different from, or in addition to, the interests of Cara’s stockholders.
As more fully described below, these interests relate to or arise from, among other things:
•
severance benefits to which each of Cara’s executive officers may become entitled in the event of his termination of employment following consummation of the Merger;

•
action the Cara Board has taken in accordance with the Merger Agreement to accelerate the vesting in full of all Cara options and RSUs upon the consummation of the Merger, including Cara options and RSUs held by Cara’s directors and executive officers;

•
the accelerated vesting of all options to purchase shares of Cara common stock and RSUs held by Cara’s executive officers in the event of specified terminations or resignations of employment within 12 months following consummation of the Merger; and

•
the agreement that one of Cara’s directors will serve on the Combined Company Board following the consummation of the Merger.

The Cara Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the Merger, and to recommend, as applicable, that Cara’s stockholders approve the proposals to be presented to Cara’s stockholders for consideration at the Cara special meeting as contemplated by this proxy statement/prospectus.
Ownership Interests
As of January 15, 2025, Cara’s executive officers and directors and such directors affiliated funds beneficially owned, in the aggregate, approximately 4.3% of the shares of Cara common stock. See the section titled “Principal Stockholders of Cara” beginning on page 403 of this proxy statement/prospectus for additional information. Certain Cara officers and directors, and their affiliates, have also entered into the Support Agreements in connection with the Merger. For a more detailed discussion of the Support Agreements, please see the section titled “Agreements Related to the Merger” beginning on page 214 of this proxy statement/prospectus.
Executive Severance Arrangements
Christopher Posner
Cara is party to an executive employment agreement with Mr. Posner that was entered into in October 2021 (Posner Employment Agreement). The Posner Employment Agreement provides for an initial annual base salary and target bonus. Mr. Posner does not currently participate in the Severance Plan (defined below) and instead is eligible for severance benefits under the Posner Employment Agreement. Under the terms of the Posner Employment Agreement, upon execution and effectiveness of a general release of claims, Mr. Posner will be entitled to severance payments if Cara terminates his employment without Cause (as defined in the Posner Employment Agreement) (and not including death or disability), or if he resigns his employment with Cara for Good Reason (as defined in the Posner Employment Agreement).
If such termination occurs other than during the 12-month period following a Change in Control (as defined in the Posner Employment Agreement and including consummation of the Merger), Mr. Posner will be eligible to receive the following enhanced severance benefits:
(a)   an amount equal to 12 months of continued base salary, payable on regular payroll dates;
(b)   payment of applicable COBRA premiums for up to 12 months following termination;
(c)   a lump-sum payment equal to his target bonus, pro-rated for the portion of the year he was employed; and
(d)   12 additional months of equity vesting for time-based vesting equity awards.
If such termination occurs during the 12-month period following a Change in Control, including consummation of the Merger, Mr. Posner will be eligible to receive the following enhanced severance benefits:
(a)   an amount equal to 18 months of continued base salary, payable on regular payroll dates;
(b)   payment of applicable COBRA premiums for up to 18 months following termination;
(c)   a lump-sum payment equal to 1.5 times his target bonus; and
(d)   to the extent Mr. Posner’s equity awards have been continued, assumed, or substituted by the surviving entity in the Change in Control, then all outstanding equity awards will accelerate and vest in full effective as of his termination or resignation.
Ryan Maynard and Scott Terrillion
Cara has entered into participation agreements with each of Mr. Maynard and Mr. Terrillion with respect to the Severance Plan that the Cara Board approved in October 2021 upon the recommendation of the Compensation Committee (Severance Plan).
The Severance Plan provides for certain severance benefits for each employee of Cara who (i) is the Chief Executive Officer or has been designated by the Cara Board or Cara’s compensation committee to participate in the Severance Plan, (ii) has executed Cara’s standard confidential information and inventions assignment agreement, and (iii) has timely and properly executed and delivered a participation agreement to Cara (Covered Employee) in the event the Covered Employee’s employment is terminated by Cara without Cause (and not including death or disability) or the Covered Employee resigns for Good Reason (each such term as defined in the Severance Plan), so long as, in either case, such termination is not due to the Covered Employee’s death or disability (Covered Termination). Mr. Maynard and Mr. Terrillion are both

Covered Employees under the Severance Plan. In the event of a Covered Termination outside of the Change in Control Period (as defined below), each such individual will be eligible to receive:
(a)   cash severance in an amount equal to the Covered Employee’s base salary for nine months paid in installments;
(b)   a prorated portion of the Covered Employee’s target annual bonus (if any), for the year in which the Covered Termination occurs paid in installments; and
(c)   payment of the applicable premiums for the Covered Employee and the Covered Employee’s eligible dependents to continue coverage under COBRA following the date of the Covered Termination for up to nine months.
If a Covered Termination occurs within the period beginning on the effective date of the Change in Control (including consummation of the Merger) and ending on the first anniversary of such effective date (the Change in Control Period), then each such individual will be eligible to receive the following enhanced severance benefits:
(a)   the base salary and COBRA severance described in clauses (a) and (c) above, except the amount of the base salary severance and duration of the COBRA severance will be calculated based on a 12-month period;
(b)   a cash amount equal to the Covered Employee’s target annual bonus for the year of the Covered Termination paid in installments; and
(c)   each of the Covered Employee’s then-outstanding equity awards subject to time-based vesting will accelerate and vest as to all unvested shares subject to the equity award. The Covered Employee must timely execute, deliver to us and allow to become effective a general release of claims, to be eligible for any of the severance benefits described above. The Severance Plan contains certain covenants regarding confidential information and non-disparagement.
The base salary and target annual bonus severance amount for Mr. Terrillion would presently aggregate to $834,000. His equity award holdings are described below.
Golden Parachute Compensation
The following table and related footnotes present information about the compensation payable to Cara’s named executive officers in connection with the Merger. The compensation shown in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each named executive officer that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The Cara named executive officers will not receive pension, tax reimbursement or other benefits in connection with the Merger.
The values in the table below are based on the following assumptions:
•
the relevant price per share of Cara common stock is approximately $5.29, which, in accordance with SEC requirements, is equal to the average closing price of a share of Cara common stock over the first five business days following the first public announcement of the Merger on December 18, 2024, after giving effect to the December Reverse Stock Split;

•
each of Cara’s named executive officers who is currently employed by Cara will remain employed through the closing of the Merger, and their employment is terminated without “cause” (and not including death or disability) or by the executive officer for “good reason” as of immediately following the assumed effective time of the Merger on January 15, 2025 (in each case, referred to as a “qualifying termination”);

•
each of Cara’s named executive officers holds the outstanding equity awards that were held by such named executive officer as of January 15, 2025, the latest practicable date before the filing of this proxy statement; and

•
the base salary, target annual incentive compensation, and health and welfare benefit elections of each Cara named executive officer remains the same as of January 15, 2025.

The following table and footnotes describe payments and benefits that will be paid solely based on the closing of the Merger (single-trigger payments), and payments and benefits that will be paid based on the closing of the Merger and a qualifying termination of employment following the Merger (double-trigger payments) (in thousands):
Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Chris Posner	2,184	21	183	2,388
Ryan Maynard	860	0	105	965
Scott Terrillion	860	3	105	968

(1)
For Mr. Posner, amount represents installment payments equal to 150% of the sum of Mr. Posner’s current base salary plus a lump sum payment equal to 100% of his target bonus for 2024 and 150% of his target bonus for 2025, which amounts are double trigger payments. For Mr. Maynard and Mr. Terrillion, amount represents installment payments equal to 100% of the sum of their respective current base salary plus target bonus for that year, which amounts are double trigger payments.

(2)
Pursuant to the Merger Agreement, the vesting of each equity award of the Cara named executive officers will fully accelerate on the Closing Date and thus constitute a single-trigger benefit. The total values in the table below for RSUs represent $5.29 multiplied by the number of shares of Cara common stock subject to the RSUs. Information regarding options is not included as the exercise price of all applicable unvested options is greater than $5.29.

Name	Number of Cara Shares Subject to Equity Award (#)	Per Share Value of Executive Equity Award ($)	Total
Chris Posner	4,041	5.29	$21,376.89
Ryan Maynard	0	5.29	$0
Scott Terrillion	555	5.29	$2,935.95
These amounts are single-trigger payments.
(3)
Amount represents the payment for accrued vacation and reimbursement of COBRA premiums for health benefit coverage in an amount equal to the monthly employer contribution that Cara would have made to provide health insurance to Mr. Posner, Mr. Maynard and Mr. Terrillion had the executive remained employed with Cara until 12 months following the date of termination, based on the costs of coverage and benefit elections in effect as of January 15, 2025. This amount represents 18 months of benefits allowance for Mr. Posner and 12 months of benefits allowance for Mr. Maynard and Mr. Terrillion, respectively. Such amounts are double-trigger payments.

Cara Options
As of January 15, 2025, Cara’s executive officers and directors collectively held unvested stock options to purchase 155,299 shares of Cara common stock and vested stock options to purchase 151,943 shares of Cara common stock, for a total of options to purchase 307,242 shares of Cara common stock. The Cara Board has taken action to accelerate in full, effective upon consummation of the Merger, the vesting of all Cara options then outstanding. All outstanding and unexercised options to purchase shares of Cara common stock will remain effective and outstanding.
Any Cara options granted after consummation of the Merger that are not yet vested will be subject to “double-trigger” accelerated vesting upon a termination by Cara without “cause” (and not including death or disability) or resignation for “good reason,” in either case, on or within 12 months following the occurrence of a “change in control” (which will occur upon consummation of the Merger), in accordance with the terms of the Posner Employment Agreement and the Severance Plan, as described above. The definitions of

“cause” and “good reason” applicable to each executive officer are contained in the Posner Employment Agreement and the Severance Plan, as applicable, and have not been modified in connection with the Merger or the transactions contemplated thereby.
The following table presents certain information concerning the outstanding Cara stock options held by each of Cara’s executive officers and directors as of January 15, 2025 and describes the vesting of the awards determined without regard to the accelerated vesting that will occur upon consummation of the Merger:
	Option Awards
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Christopher Posner	8/2/2018(1)	2,916	0	215.28	8/2/2028
	6/4/2019(2)	750	0	245.64	6/4/2029
	6/4/2020(2)	900	0	187.44	6/4/2030
	6/3/2021(2)	900	0	156.72	6/3/2031
	10/29/2021(3)	1,485	495	201.96	10/29/2031
	10/29/2021(3)	33,889	11,296	201.96	10/29/2031
	2/25/2022(4)	0	420	125.52	2/25/2032
	2/25/2022(4)	7,142	2,520	125.52	2/25/2032
	3/1/2023(4)	0	1,219	120.72	3/1/2033
	3/1/2023(4)	9,548	10,065	120.72	3/1/2033
Ryan Maynard	9/12/2022(5)	1,550	1,550	129.00	9/12/2032
	9/12/2022(5)	8,998	6,652	129.00	9/12/2032
	3/1/2023(4)	0	421	120.72	3/1/2033
	3/1/2023(4)	3,093	3,234	120.72	3/1/2033
Scott Terrillion	11/28/2016(5)	3,615	0	110.64	11/28/2026
	11/28/2016(5)	7,635	0	110.64	11/28/2026
	3/9/2018(4)	821	0	172.68	3/9/2028
	3/9/2018(4)	3,053	0	172.68	3/9/2028
	3/6/2019(4)	691	0	193.20	3/6/2029
	3/6/2019(4)	5,558	0	193.20	3/6/2029
	2/24/2020(4)	236	0	196.32	2/24/2030
	2/24/2020(4)	2,430	0	196.32	2/24/2030
	3/30/2021(4)	316	166	247.08	3/30/2031
	3/30/2021(4)	2,183	0	247.08	3/30/2031
	2/25/2022(4)	0	607	125.52	2/25/2032
	2/25/2022(4)	2,360	364	125.52	2/25/2032
	3/1/2023(4)	3,093	2,550	120.72	3/1/2033
	3/1/2023(4)	0	1,105	120.72	3/1/2033

	Option Awards
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Martin Vogelbaum	6/8/2015(2)	1,125	0	119.28	6/8/2025
	6/15/2016(2)	1,250	0	63.84	6/15/2026
	6/21/2017(2)	1,250	0	234.00	6/21/2027
	6/6/2018(2)	1,500	0	192.84	6/6/2028
	6/4/2019(2)	750	0	245.64	6/4/2029
	6/4/2020(2)	1,800	0	187.44	6/4/2030
	6/3/2021(2)	1,800	0	156.72	6/3/2031
	6/2/2022(2)	2,823	0	101.04	6/3/2032
	6/1/2023(2)	7,493	0	37.08	6/1/2033
	6/4/2024(6)	0	32,500	7.92	6/4/2034
Jeffrey L. Ives, Ph.D.	6/8/2015(2)	1,125	0	119.28	6/8/2025
	6/15/2016(2)	1,250	0	63.84	6/15/2026
	6/21/2017(2)	1,250	0	234.00	6/21/2027
	6/6/2018(2)	1,500	0	192.84	6/6/2028
	6/4/2019(2)	750	0	245.64	6/4/2029
	6/4/2020(2)	900	0	187.44	6/4/2030
	6/3/2021(2)	900	0	156.72	6/3/2031
	6/2/2022(2)	1,416	0	101.04	6/3/2032
	6/1/2023(2)	3,746	0	37.08	6/1/2033
	6/4/2024(6)	0	16,250	7.92	6/4/2034
Susan Shiff, Ph.D.	6/26/2020(7)	3,166	0	204.36	6/4/2030
	6/3/2021(2)	900	0	156.72	6/3/2031
	6/2/2022(2)	1,416	0	101.04	6/3/2032
	6/1/2023(2)	3,746	0	37.08	6/1/2033
	6/4/2024(6)	0	16,250	7.92	6/4/2034
Lisa von Moltke, M.D.	1/2/2023(7)	2,546	1,273	128.88	1/2/2033
	6/1/2023(2)	3,746	0	37.08	6/1/2033
	6/4/2024(6)	0	16,250	7.92	6/4/2034
Helen M. Boudreau	8/2/2023(7)	5,407	7,571	37.08	8/2/2033
	6/4/2024(6)	0	16,250	7.92	6/4/2034

(1)
The stock option award vests in three equal annual installments beginning on the one year anniversary of the grant date. This award is fully vested.

(2)
The stock option award vests annually over a one-year period. This award is fully vested.

(3)
The stock option award vests as to 25% of the shares on the first anniversary of the vesting commencement date and vest as to the remaining 75% of the shares in 12 substantially equal quarterly installments thereafter, such that all awards will be vested on the anniversary of the vesting commencement date, subject to the executive officer’s continued service to Cara through such vesting date.

(4)
The stock option award vests in 48 substantially equal monthly installments thereafter, such that all awards will be vested on the anniversary of the vesting commencement date, subject to the executive officer’s continued service to Cara through such vesting date.

(5)
The stock option award vests as to 25% of the shares on the first anniversary of the vesting commencement date and vest as to the remaining 75% of the shares in 36 substantially equal monthly installments thereafter, such that all awards will be vested on the fourth anniversary of the vesting commencement date.

(6)
The stock option award vests on the earlier of (i) June 4, 2025 and (ii) immediately prior to Cara’s next annual meeting of stockholders following the grant date, in each case, subject to the director’s continued service as a director through such date.

(7)
The stock option award vests in 12 substantially equal quarterly installments, such that all awards will be vested on the anniversary of the vesting commencement date, subject to the director’s continued service to Cara through such vesting date.

Cara RSUs
As of January 15, 2025, Cara’s executive officers and directors collectively held 79,913 unvested RSUs. The Cara Board has taken action to accelerate in full, effective upon consummation of the Merger, the vesting of all Cara RSUs then outstanding.
Any Cara RSUs granted after consummation of the Merger that are not yet vested will be subject to “double-trigger” accelerated vesting upon a termination by Cara without “cause” (and not including death or disability) or resignation for “good reason,” in either case, on or within 12 months following the occurrence of a “change in control” (which will occur upon the closing of the Merger), in accordance with the terms of the Posner Employment Agreement and the Severance Plan, as described above. The definitions of “cause” and “good reason” applicable to each executive officer are contained in the Posner Employment Agreement and the Severance Plan, as applicable, and have not been modified in connection with the Merger and the transactions contemplated thereby.
The following table presents certain information concerning the outstanding Cara RSUs held by each of Cara’s executive officers and directors as of January 15, 2025:
Name	Vesting Commencement Date	Number of Shares of Cara Common Stock Underlying Unvested RSUs that will Vest upon the Consummation of the Merger (#)
Christopher Posner	10/29/2021	2,958
	2/25/2022	1,083
Scott Terrillion	2/25/2022	555
Martin Vogelbaum	6/4/2024	25,107
Jeffrey L. Ives, Ph.D.	6/4/2024	12,553
Susan Shiff, Ph.D.	6/4/2024	12,553
Lisa von Moltke, M.D.	6/4/2024	12,553
Helen M. Boudreau	6/4/2024	12,553
Accelerated Vesting of Cara Options and Cara RSUs
The Severance Plan provides that, in the event that, within the 12-month period immediately following a change in control (which includes consummation of the Merger), a holder of outstanding awards experiences a termination by Cara without “cause” (and not including death or disability) or by the holder for “good reason,” then the vesting and, if applicable, exercisability of then-outstanding equity awards subject to time-based vesting held by such holder will accelerate in full upon the date of such termination of service. Messrs. Maynard and Terrillion are participants in the Severance Plan.

Mr. Posner’s employment agreement provides that, in the event that, within the 12-month period immediately following a change in control (which includes consummation of the Merger), Mr. Posner experiences a termination of service by Cara other than for “cause” or Mr. Posner terminates his employment for “good reason,” then the vesting and, if applicable, exercisability of outstanding awards held by Mr. Posner will accelerate in full upon the date of such termination of service.
The Cara Board has taken action to accelerate the vesting in full of all options and RSUs outstanding upon the consummation of the Merger.
Indemnification and Insurance
For a discussion of the indemnification and insurance provisions related to the Cara directors and officers under the Merger Agreement, please see the section titled, see the section titled “The Merger Agreement — Other Agreements — Director Indemnification and Insurance.”
Ownership Interests of Tvardi Directors and Executive Officers
As of January 15, 2025, Tvardi’s executive officers and directors and such directors affiliated funds beneficially owned, in the aggregate, approximately 26.38% of the shares of Tvardi common stock. See the section titled “Principal Stockholders of Tvardi” beginning on page 405 of this proxy statement/prospectus for additional information. Certain Tvardi officers and directors, and their affiliates, have also entered into the Support Agreements in connection with the Merger. For a more detailed discussion of the Support Agreements, please see the section titled “Agreements Related to the Merger” beginning on page 214 of this proxy statement/prospectus.
Executive Officers of the Combined Company Following the Merger
Immediately following the Merger, the executive management team of the combined company is expected to comprise of the following individuals with such additional officers as may be added by Tvardi or the combined company:
Name	Position with the Combined Company	Current Position at Tvardi
Imran Alibhai, Ph.D.	Chief Executive Officer and Director	Chief Executive Officer and Director
Dan Conn, J.D., M.B.A.	Chief Financial Officer	Chief Financial Officer
John Kauh, M.D.	Chief Medical Officer	Chief Medical Officer
Jeffrey Larson, Ph.D., DABT	Senior Vice President, Research & Development	Senior Vice President, Research & Development
Yixin “Joseph” Chen, Ph.D.	Vice President, Chemistry, Manufacturing and Controls	Vice President, Chemistry, Manufacturing and Controls
Directors of the Combined Company Following the Merger
At the Effective Time, the combined company is expected to initially have a seven-member board of directors, comprising (a) Sujal Shah, Michael Wyzga, Wallace Hall, Shaheen Wirk and Imran Alibhai, each as an Tvardi designee and (b) one member to be designated by Cara prior to Closing, with one vacancy, to be designated by Tvardi if prior to the closing of the Merger or by the combined company if following the consummation of the Merger, each until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.
The aforementioned board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, in accordance with the Nasdaq rules. All of Cara’s current directors, other than the member to be designated by Cara prior to Closing are expected to resign from their positions as directors of Cara, effective as of the Effective Time.
Merger Consideration
For a discussion of merger consideration and the Exchange Ratio, please see the section titled “The Merger Agreement — Merger Consideration and Exchange Ratio” beginning on page 191.

Treatment of Cara Stock Options and RSUs
All outstanding and unexercised options to purchase shares of Cara common stock will be accelerated in full and remain effective and outstanding in accordance with their terms, except that the post-termination exercise period shall not exceed 90 days and the exercise price and the number of shares underlying such options will be adjusted based on the Reverse Stock Split. As of January 15, 2025, there were outstanding options to purchase up to an aggregate of 4,340,460 shares of Cara common stock and 79,913 shares of Cara common stock underlying RSUs. As of January 15, 2025, Cara’s current executive officers and directors held outstanding options to purchase an aggregate of 307,242 shares of Cara common stock and 79,913 shares of Cara common stock underlying RSUs. The Cara Board has taken action to accelerate the vesting in full of all Cara stock options and RSUs upon the consummation of the Merger.
Treatment of Tvardi Stock Options
Under the terms of the Merger Agreement, each option to purchase shares of Tvardi common stock that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be converted into and become an option to purchase shares of Cara common stock. Cara will assume the Tvardi Plan and all such Tvardi stock options in accordance with the terms of the Tvardi Plan and the terms of the stock option agreement by which such option is evidenced. Neither the vesting nor exercisability of the options will be affected by consummation of the transactions contemplated by the Merger Agreement.
Accordingly, from and after the Effective Time: (i) each outstanding Tvardi stock option assumed by Cara may be exercised solely for shares of Cara common stock; (ii) the number of shares of Cara common stock subject to each outstanding Tvardi stock option assumed by Cara will be determined by multiplying (A) the number of shares of Tvardi common stock that were subject to such Tvardi stock option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Cara common stock; (iii) the per share exercise price for the Cara common stock issuable upon exercise of each Tvardi stock option assumed by Cara will be determined by dividing (A) the per share exercise price of Cara common stock subject to such Tvardi stock option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Tvardi stock option assumed by Cara will continue in full force and effect and the term, exercisability, vesting schedule, accelerated vesting provisions, and any other provisions of such Tvardi stock option will otherwise remain unchanged; provided, however, that the Cara Board or a committee thereof will succeed to the authority and responsibility of the Tvardi Board or any committee thereof with respect to each Tvardi stock option assumed by Cara.
Merger Expenses
Except as otherwise expressly provided in the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated therein, including the Merger, will be paid by the party incurring such expense, whether or not the Merger is consummated provided that Cara and Tvardi shall each pay 50% of all fees and expenses incurred in relation to (i) the printing and filing with the SEC of this proxy statement/prospectus and any amendments and supplements thereto and paid to a financial printer or to the SEC and (ii) the proxy solicitation firm engaged in connection with the Cara special meeting.
Effective Time of the Merger
The Merger will be completed as promptly as practicable (but no later than the second business day) after all of the conditions to the closing of the Merger are satisfied or waived, including the approval of the stockholders of Cara and Tvardi, unless earlier terminated in accordance with the terms of the Merger Agreement. For more information on termination rights, see the section titled “The Merger Agreement — Termination and Termination Fees” on page 209. The Merger is anticipated to occur after the Cara special meeting, which is further described on page 144. Cara and Tvardi cannot predict the exact timing of the closing of the Merger because it is subject to various conditions.

Regulatory Approvals
In the United States, Cara must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with (i) the issuance of shares of Cara common stock to Tvardi’s stockholders in connection with the transactions contemplated by the Merger Agreement and the change of control resulting from the Merger and (ii) the filing of this proxy statement/prospectus with the SEC. Cara does not intend to seek any regulatory approval from antitrust authorities to consummate the transactions.
Material U.S. Federal Income Tax Consequences of the Merger
Cara stockholders will not sell, exchange or dispose of any shares of Cara common stock as a result of the Merger. Thus, there will be no material U.S. federal income tax consequences to Cara stockholders as a result of the Merger. The U.S. federal income and other tax consequences to holders or beneficial owners of RSUs and the acceleration of vesting of such RSUs are not discussed herein, and such holders or beneficial owners are strongly encouraged to consult their own tax advisors regarding such tax consequences, including the applicability and effect of U.S. federal, state, local, non-U.S. and other tax laws and treaties.
Nasdaq Listing
Cara common stock currently is listed on The Nasdaq Capital Market under the symbol “CARA.” Cara has agreed to use commercially reasonable efforts (i) to the extent required by the rules and regulations of Nasdaq, to prepare and submit to Nasdaq a notification form for the listing of the shares of Cara common stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance), (ii) to effect the Reverse Stock Split and (iii) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial Nasdaq Listing Application for the Cara common stock on Nasdaq and to cause such listing application to be conditionally approved prior to the Effective Time.
In addition, under the Merger Agreement, each of Tvardi’s and Cara’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Merger, of various conditions, including that the shares of Cara common stock to be issued in the Merger have been approved for listing on Nasdaq as of the closing of the Merger. The terms of the Merger Agreement permit that this condition may be waived by agreement among Tvardi, Cara and Merger Sub, without recirculation or resolicitation of this proxy statement/prospectus.
If the Nasdaq Listing Application is accepted, Cara anticipates that the common stock of the combined company will be listed on The Nasdaq Capital Market following the closing of the Merger under the trading symbol “TVRD.”
Anticipated Accounting Treatment
The Merger will be treated by Cara as a reverse recapitalization under GAAP. For accounting purposes, Tvardi is considered to be the accounting acquirer in this transaction.
Appraisal Rights
Cara
Under the DGCL, Cara stockholders are not entitled to appraisal rights in connection with the Merger.
Tvardi
Tvardi stockholders are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.
The discussion below is not a complete summary regarding Tvardi stockholders’ appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached as Annex C. Stockholders intending to exercise appraisal rights should carefully review Annex C. Failure to follow precisely any of the statutory procedures set forth in Annex C may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Tvardi stockholders exercise their appraisal rights under Delaware law.
Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of such merger or the surviving corporation, within 10 days after the effective date of such merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of such merger, the effective date of such merger and that appraisal rights are available.
If the Merger is completed, within 10 days after the effective date of the Merger, Tvardi will notify its stockholders that the Merger has been approved, the effective date of the Merger and that appraisal rights are available to any stockholder who has not approved the Merger. Holders of shares of Tvardi capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Tvardi within 20 days after the date of the giving of that notice, and that stockholder must not have delivered a written consent approving the Merger. A demand for appraisal must reasonably inform Tvardi of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of Tvardi capital stock held by such stockholder. Failure to deliver a written consent approving the Merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to Tvardi, 2533 S Coast Hwy 101, Suite #210, Cardiff, CA 92007, Attention: Michael Mueller, Email: mmueller@Tvardi.com, and should be executed by, or on behalf of, the record holder of shares of Tvardi capital stock. ALL DEMANDS MUST BE RECEIVED BY TVARDI WITHIN 20 DAYS AFTER THE DATE TVARDI GIVES A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.
If you fail to deliver a written demand for appraisal within the time period specified above, you will be entitled to receive the merger consideration for your shares of Tvardi capital stock as provided for in the Merger Agreement, but you will have no appraisal rights with respect to your shares of Tvardi capital stock. To be effective, a demand for appraisal by a holder of shares of Tvardi capital stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Tvardi. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the Effective Time.
If you hold your shares of Tvardi capital stock in a brokerage account or in other custodian form and you wish to exercise appraisal rights, you should consult with your bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.
At any time within 60 days after the Effective Time, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the Merger by delivering a written withdrawal to Tvardi. If, following a demand for appraisal, you have withdrawn your demand for appraisal in accordance with Section 262, you will have the right to receive the merger consideration for your shares of Tvardi capital stock.

Within 120 days after the effective date of the Merger, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be given to the requesting stockholder within 10 days after the stockholder’s written request is received by the surviving corporation or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the merger, either the surviving corporation or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and Tvardi, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.
If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.
After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the Merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares subject to appraisal as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.
In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”
Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the value that you are entitled to receive under the terms of the Merger Agreement.
Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the Effective Time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the Effective Time; however, if no petition for appraisal is filed within 120 days after the Effective Time, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the Merger within 60 days after the Effective Time, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the merger consideration for shares of his or her Tvardi capital stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the Effective Time may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.
Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the Merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT
The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Cara, Tvardi or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Merger Agreement, except that references to Tvardi herein shall refer to “the Company” in the Merger Agreement and references to Cara herein shall refer to “Parent” in the Merger Agreement.
The Merger Agreement contains representations and warranties that Cara and Merger Sub, on the one hand, and Tvardi, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if such statements made in the representations and warranties prove to be incorrect. In addition, the assertions made in the representations and warranties are qualified by the information in confidential disclosure schedules exchanged by the parties in connection with the signing of the Merger Agreement. While Cara and Tvardi do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Cara, Tvardi or Merger Sub, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Cara and Merger Sub on the one hand, and Tvardi on the other hand, and are modified by the disclosure schedules.
Structure
Under the Merger Agreement, Merger Sub, a wholly owned subsidiary of Cara formed in connection with the Merger, will merge with and into Tvardi, with Tvardi surviving as a wholly owned subsidiary of Cara. Substantially concurrently with the completion of the Merger, Cara will be renamed “Tvardi Therapeutics, Inc.” and expects to trade on The Nasdaq Capital Market under the symbol “TVRD.”
Completion and Effectiveness of the Merger
The Merger will be completed on the second business day after all of the conditions to the closing of the Merger (Closing; and the date on which Closing actually takes place, the Closing Date) are satisfied or waived, including the approval of the stockholders of Cara, unless earlier terminated in accordance with the terms of the Merger Agreement. For more information on termination rights, see the section titled “The Merger Agreement — Termination and Termination Fees.” The Merger is anticipated to occur after the Cara special meeting of stockholders, which is further described in the section titled “The Special Meeting of Cara’s Stockholders.” Cara and Tvardi cannot predict the exact timing of Closing because it is subject to various conditions.
Merger Consideration and Exchange Ratio
Merger Consideration
At the Effective Time, each share of Tvardi capital stock outstanding immediately prior to the Effective Time (after giving effect to the Preferred Stock Conversion and excluding shares held by stockholders who have exercised and perfected appraisal rights and excluding shares held as treasury stock by Cara or held or owned by Cara, Merger Sub or any subsidiary of Cara or Tvardi), will be converted into the right to receive a number of shares of Cara common stock equal to the Exchange Ratio. The Convertible Notes will also be converted into the right to receive a number of shares of Cara common stock calculated based on a conversion price equal to 80% of the implied value of the combined company (as more fully described in the Section titled “Agreements Related to the Merger” beginning on page 214).

No fractional shares of Cara common stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued. Any holder of Tvardi capital stock who would otherwise be entitled to receive a fraction of a share of Cara common stock (after aggregating all fractional shares of Cara common stock issuable to such holder) will, in lieu of such fraction of a share be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the average closing trading price of a share of Cara common stock on Nasdaq for the five consecutive trading days ending three trading days immediately prior to the date of the public announcement of the Merger Agreement, which is equal to $3.312, after giving effect to the December Reverse Stock Split.
Exchange Ratio
The Exchange Ratio formula is derived based upon an Tvardi fixed valuation of $210.0 million and a Cara valuation of $43.0 million, subject to certain adjustments, including based upon Cara Net Cash at Closing and Convertible Notes in the amount of approximately $28.3 million.
Immediately following the Merger, the pre-Merger equityholders of Cara are expected to hold approximately 15.25% of the shares of Cara common stock, the pre-Merger equityholders of Tvardi are expected to hold approximately 72.21% of the shares of Cara common stock, and the holders of the Convertible Notes are expected to hold approximately 15.54% of the shares of Cara common stock, in each case, on a fully diluted basis and subject to further adjustment as further described below. The expected post-Merger equity ownership split percentages are based on the assumed Exchange Ratio of 0.2042 and an assumed amount of Conversion Shares equal to approximately 1,921,436 and are subject to adjustments based on the final Exchange Ratio and final amount of Conversion Shares. The assumed Exchange Ratio was calculated assuming, among other things, (i) a Reverse Stock Split of 1-for-2, to be implemented immediately prior to the closing of the Merger, as may be adjusted, (ii) that Cara Net Cash at the Closing will be between $22.875 million and $23.125 million and (iii) an amount of Conversion Shares equal to approximately 1,921,436. Such assumed Exchange Ratio is subject to certain adjustments, including based on the amount of Cara Net Cash at Closing, the final ratio for the reverse stock split of Cara common stock and the final amount of Conversion Shares. The Exchange Ratio formula is based upon a Tvardi fixed valuation of $210.0 million and a Cara valuation of $43.0 million, subject to certain adjustments, including based upon Cara Net Cash at Closing, and an assumed implied value of the combined company of $282.0 million, subject to certain adjustments. The Exchange Ratio is the quotient obtained by dividing (a) the Tvardi Merger Shares by (b) the Tvardi Outstanding Shares, in which:
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“Aggregate Convertible Note Valuation” means the aggregate principal amount of the Convertible Notes plus all accrued and unpaid interest.

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“Aggregate Post-Bridge Valuation” means the sum of (i) the Tvardi Valuation, plus (ii) the Cara Valuation plus (iii) the Implied Note Valuation.

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“Aggregate Valuation” means the sum of (i) the Tvardi Valuation, plus (ii) the Cara Valuation plus (iii) the Aggregate Convertible Note Valuation.

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“Cara Allocation Percentage” means the Cara Valuation divided by the Aggregate Valuation.

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“Cara Equity Value” means $20,000,000.

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“Cara Outstanding Shares” means, subject to Section 1.5(f) of the Merger Agreement (that addresses, among other things, the possibility to effect the Reverse Stock Split Proposal) and the immediately following sentence, the total number of shares of Cara common stock outstanding immediately prior to the Effective Time, but excluding any Conversion Shares, expressed on a fully diluted basis and using the treasury stock method (and shall include, for the avoidance of doubt, all in-the-money Cara options), but assuming, without limitation or duplication, the issuance of shares of Cara in respect of all Cara options, Cara RSUs and other outstanding options, warrants or rights to receive such shares, in each case, outstanding as of immediately prior to the Effective Time (assuming cashless exercise), whether conditional or unconditional and including any outstanding options, warrants or rights triggered by or associated with the consummation of the Merger (but excluding any shares of Cara common stock reserved for issuance other than with respect to outstanding Cara options and Cara RSUs as of immediately prior to the Effective Time and as set forth above) and assuming issuance of such shares at the Aggregate Post-Bridge Valuation. For the avoidance of doubt, no out-of-the-money Cara options shall be included in the total number of shares of Cara common stock outstanding for purposes of determining the Cara Outstanding Shares.
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“Cara Valuation” means (i) if Cara Net Cash is greater than $23,125,000, the sum of (w) the Cara Equity Value plus (x) $23,000,000 plus (y) the amount by which Cara Net Cash exceeds $23,125,000, (ii) if Cara Net Cash is greater than or equal to $22,875,000 but less than or equal to $23,125,000, the sum of (x) the Cara Equity Value plus (y) $23,000,000, or (iii) if Cara Net Cash is less than $22,875,000, the sum of (w) the Cara Equity Value plus (x) $23,000,000 minus (y) the amount by which $22,875,000 exceeds Cara Net Cash.

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“Conversion Shares” means the product obtained by multiplying (a) the Post-Closing Cara Shares by (b) the quotient obtained by dividing (i) the Implied Note Valuation by (ii) the Aggregate Post-Bridge Valuation.

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“Implied Note Valuation” means the quotient obtained by dividing (a) (i) the principal amount of the Convertible Notes plus (ii) all accrued and unpaid interest by (b) 80%.

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“Post-Closing Cara Shares” means the quotient obtained by dividing the Cara Outstanding Shares by the Cara Allocation Percentage.

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“Total Tvardi Merger Shares” means the product determined by multiplying (a) the Post-Closing Cara Shares by (b) the Tvardi Allocation Percentage.

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“Tvardi Allocation Percentage” means 1.00 minus the Cara Allocation Percentage.

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“Tvardi Merger Shares” means the Total Tvardi Merger Shares less the Conversion Shares.

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“Tvardi Outstanding Shares” means the total number of shares of Tvardi capital stock outstanding immediately prior to the Effective Time, after giving effect to the Preferred Stock Conversion and excluding any Conversion Shares, expressed on a fully diluted and as-converted to Tvardi common stock basis, expressed on a fully diluted and as-converted to Tvardi common stock basis and using the treasury stock method, but assuming, without limitation or duplication, (i) the exercise of all Tvardi Options outstanding as of immediately prior to the Effective Time, and (ii) the issuance of shares of Tvardi capital stock in respect of all other outstanding options, restricted stock awards, restricted stock units, warrants or rights to receive such shares, whether conditional or unconditional and including any outstanding options, warrants, restricted stock awards, restricted stock units or rights triggered by or associated with the consummation of the Merger (but excluding any shares of Tvardi capital stock reserved for issuance other than with respect to outstanding Tvardi Options under the Tvardi Plan as of immediately prior to the Effective Time).

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“Tvardi Valuation” means $210,000,000.

•
“Cara Net Cash” means, without duplication, (a) the sum of (i) Cara’s cash and cash equivalents, and marketable securities in each case as of the Anticipated Closing Date, (ii) prepaid expenses and deposits, (iii) expenses paid, or liabilities incurred, prior to Closing, that are approved in writing prior to the Response Date by the insurance carrier prior to Closing (with such evidence delivered to Tvardi) to be covered pursuant to any directors’ and officers’ insurance policy in excess of any applicable deductible and reasonably expected to be received by Cara within 90 days of the Anticipated Closing Date, (iv) any tax receivables reasonably expected to be received by Cara within 90 days of the Anticipated Closing Date, (v) any net proceeds of the Asset Dispositions (which amount may be positive or negative) which Cara will pay or receive, as applicable, on or about the Anticipated Closing Date, (vi) (A) if the Cara Net Cash calculation is prepared pursuant to Section 1.6 of the Merger Agreement before February 28, 2025, if Cara delivers to Tvardi (I) the royalty report received from Marushi Pharmaceutical Co. Ltd. or its Affiliates and (II) a certificate signed by the Chief Financial Officer of Cara in a form reasonably acceptable toTvardi to the effect that the milestone has been earned pursuant to Cara’s agreement with HCRX Investments Holdco, L.P. and Healthcare Royalty Partners IV, L.P. or their respective Affiliates (collectively, HCR), then the amount set forth in clause (vi) shall be up to $2,500,000 as indicated in the certificate required by clause (II) above, (B) if the Cara Net Cash calculation is prepared pursuant to Section 1.6 of the Merger Agreement after February 28, 2025 but before May 1, 2025, if Cara delivers to Tvardi the report and certificate required by clauses (I) and (II), respectively, and the officer’s certificate delivered from Cara to HCR pursuant to Cara’s agreement with HCR, then the amount set forth in clause (vi) shall be up to $2,500,000 as indicated in the certificate required by clause (II) above, or (C) if the Cara Net Cash calculation is prepared pursuant to Section 1.6 of the Merger Agreement on or after May 1, 2025, then the amount set forth in clause (vi) shall be equal to $0 and Cara shall only receive credit for any amounts collected from HCR on or prior to the Closing Date as indicated in the definition of “Cash and Cash Equivalents” in clause (i) above, and (vii) profit sharing payments received by Cara at least 15 calendar days prior to the Cara special meeting from CSL Vifor or its Affiliates (collectively CSL), which amount shall be net of taxes and, for the avoidance of doubt, shall be equal to $0 unless included in the definition of “Cash and Cash Equivalents” in clause (i) above, minus (b) the sum of (i) Cara’s accounts payable, accrued expenses (including legal settlements that are not covered by any directors’ and officers’ insurance policy, Cara’s unpaid Transaction Expenses (as defined in “— Expenses”) and the costs of any tail policy associated with any directors’ and officers’ insurance policy to be bound at the Closing) and other bona fide current and long-term liabilities payable in cash that would be required to be set forth in a balance sheet prepared in accordance with GAAP), (ii) notice payments, fines or other payments to be made by Cara in order to terminate, assign or fully perform all Specified Cara Contracts and to discharge of all other Liabilities of Cara as contemplated by Section 8.6 of the Merger Agreement (for any existing agreement to which Cara is a party and to wind down any current and future clinical trial obligations and research and development activities), (iii) 50% of the aggregate costs (excluding any legal fees incurred by Cara) related to any outstanding stockholder litigation brought or threatened in writing against Cara or its directors or officers relating to the Contemplated Transactions (not covered by any directors’ and officers’ insurance policy) (Cara Litigation Cost); provided that in no event shall Cara pay the Cara Litigation Cost more than once, (iv) all costs and expenses of continuing to fund Cara’s operations, including all activities required to continue to develop the Potentially Transferable Assets (including without limitation any PDUFA fees that become due and payable), including (A) unpaid costs and expenses incurred or reasonably expected to be incurred by Cara in connection with the Asset Dispositions (including, if applicable, any such amounts that would come due post-Closing) and (B) unpaid costs and expenses incurred or reasonably expected to be incurred by Cara in connection with the realization of potential milestone payments to be received from HCR or profit sharing payments to be received from CSL, (v)  the fees and expenses of the Accounting Firm in accordance with Section 1.6(e) of the Merger Agreement, (vi) 50% of all fees and expenses incurred in relation to the printing and filing with the SEC of the Registration Statement and Proxy Statement and any amendments and supplements thereto and paid to a financial printer or the SEC, and (vii) any bonus, severance, change in control or retention payments or similar payment obligations (including payments pursuant to “single trigger” or “double-trigger” provisions triggered at and as of the Closing) that become due or payable to any director, officer, employee or consultant of Cara or any of its Subsidiaries or other Person in connection with the consummation of the Contemplated Transactions. Notwithstanding the foregoing, in no case shall Cara Net Cash be reduced for any costs or expenses, including attorney’s fees or settlement costs, incurred in connection with any Dissenting Shares.
The following table illustrates how the Exchange Ratio and post-Merger equity ownership of Tvardi’s pre-Merger equityholders and Cara’s pre-Merger equityholders may change if Cara Net Cash is between $20 million and $25 million at Closing, in each case calculated as of the Anticipated Closing Date.
		Post-Merger Ownership
Cara Net Cash at Closing ($ in millions)	Exchange Ratio	Cara Equity Holders	Tvardi Equity Holders	Holders of Convertible Notes
$20 million	0.2189	14.37%	72.96%	12.66%
$20.5 million	0.2162	14.53%	72.83%	12.64%
$21 million	0.2135	14.68%	72.70%	12.62%
$21.5 million	0.2110	14.83%	72.57%	12.60%
$22 million	0.2085	14.98%	72.44%	12.58%
$22.5 million	0.2060	15.13%	72.31%	12.56%

		Post-Merger Ownership
Cara Net Cash at Closing ($ in millions)	Exchange Ratio	Cara Equity Holders	Tvardi Equity Holders	Holders of Convertible Notes
$23.0 million	0.2042	15.25%	72.21%	12.54%
$23.5 million	0.2024	15.36%	72.12%	12.52%
$24.0 million	0.2001	15.51%	71.99%	12.50%
$24.5 million	0.1979	15.66%	71.86%	12.48%
$25.0 million	0.1957	15.81%	71.73%	12.46%
Treatment of Tvardi Stock Options
Under the terms of the Merger Agreement, each option to purchase shares of Tvardi common stock that is outstanding and unexercised immediately prior to the Effective Time, if any, whether or not vested, will be converted into and become an option to purchase shares of Cara common stock. Cara will assume the Tvardi Plan and all such Tvardi stock options in accordance with the terms of the Tvardi Plan and the terms of the stock option agreement by which such option is evidenced.
Accordingly, from and after the Effective Time: (i) each outstanding Tvardi stock option assumed by Cara may be exercised solely for shares of Cara common stock; (ii) the number of shares of Cara common stock subject to each outstanding Tvardi stock option assumed by Cara will be determined by multiplying (A) the number of shares of Tvardi common stock that were subject to such Tvardi stock option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Cara common stock; (iii) the per share exercise price for the Cara common stock issuable upon exercise of each Tvardi stock option assumed by Cara will be determined by dividing (A) the per share exercise price of Cara common stock subject to such Tvardi stock option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Tvardi stock option assumed by Cara will continue in full force and effect and the term, exercisability, vesting schedule, accelerated vesting provisions, and any other provisions of such Tvardi stock option will otherwise remain unchanged; provided, however, that the Cara Board or a committee thereof will succeed to the authority and responsibility of the Tvardi Board or any committee thereof with respect to each Tvardi stock option assumed by Cara.
Directors and Executive Officers of the Combined Company Following the Merger
The Merger Agreement provides that the parties will take all necessary action so that immediately after the Effective Time, the Combined Company Board is comprised of seven members, with six such members designated by Tvardi and one such members designated by Cara. Dr. Alibhai, Chief Executive Officer of Tvardi, will serve as the Chief Executive Officer of the combined company, Mr. Conn, Chief Financial Officer of Tvardi will serve as Chief Financial Officer of the combined company, Dr. Kauh who serves as Chief Medical Officer of Tvardi, will serve in the same role at the combined company, Dr. Larson who serves as Senior Vice President, Research & Development of Tvardi, will serve in the same role at the combined company and Dr. Chen who serves as Vice President, Chemistry, Manufacturing and Controls of Tvardi, will serve in the same role at the combined company. For more information about the directors and executive officers of the combined company following the Merger, please see the sections titled “The Merger — Executive Officers of the Combined Company Following the Merger” and “The Merger — Directors of the Combined Company Following the Merger.”
Conditions to the Completion of the Merger
The obligations of each party to consummate the Contemplated Transactions are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the parties of the following conditions:
•
there must not have been any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions issued by any court of competent jurisdiction or other governmental body of competent jurisdiction and that remains in effect, and no law may have made the consummation of the Contemplated Transactions illegal;
•
the Cara stockholders must have approved (i) the issuance of Cara common stock or other securities of Cara that (a) represent (or are convertible into) more than 20% of the shares of Cara common stock outstanding immediately prior to the Merger to the holders of Tvardi capital stock and Tvardi stock options in connection with the Contemplated Transactions and (b) result in the change of control of Cara resulting from the Contemplated Transactions, in each case pursuant to the Nasdaq rules, (ii) the amendment to Cara’s certificate of incorporation to effect the Reverse Stock Split and (iii) the amendment to Cara’s certificate of incorporation to effect the Authorized Share Increase;

•
Tvardi must have delivered an action by written consent (Tvardi Written Consent) executed by the holders of (a) a majority of the then outstanding shares of Tvardi Series A Preferred Stock voting as a separate class; (b) a majority of the then outstanding shares of Tvardi Series B Preferred Stock voting as a separate class; and (d) a majority of the then outstanding shares of Tvardi capital stock on an as-converted to Tvardi common stock basis (collectively, the Required Tvardi Stockholder Vote): (i) adopting and approving the Merger Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL and that such stockholder has received and read a copy of Section 262 of the DGCL, (iii) acknowledging that by such stockholder’s approval of the Merger such stockholder is not entitled to appraisal rights and thereby waives any right to receive payment of the fair value of its shares of Tvardi capital stock under the DGCL, and (iv) electing an automatic conversion of each share of Tvardi preferred stock into shares of Tvardi common stock immediately prior to the Effective Time in accordance with the relevant provisions of Tvardi’s organizational documents, and such Required Tvardi Stockholder Vote shall remain in full force and effect and shall not have been revoked;

•
the existing shares of Cara common stock must have been continually listed on Nasdaq as of and from the date of the Merger Agreement through the Closing Date and the shares of Cara common stock to be issued in the Merger pursuant to the Merger Agreement must have been approved for listing (subject to official notice of issuance) on Nasdaq as of Closing;

•
this Registration Statement must have become effective in accordance with the Securities Act and must not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that not been withdrawn; and

•
Cara Net Cash must have been finally determined in accordance with the Merger Agreement.

In addition, the obligation of Cara and Merger Sub to consummate the Merger is further subject to the satisfaction or waiver of the following conditions:
•
the representations and warranties of Tvardi set forth in the Merger Agreement under Section 2.8(b) must have been true and correct in all respects as of the date of the Merger Agreement and must be true and correct as of the Closing Date with the same force and effect as if made on and as of such date;

•
the representations and warranties of Tvardi set forth in the Merger Agreement under Sections 2.1 (Due Organization; Subsidiaries), 2.3 (Authority; Binding Nature of Agreement), 2.4 (Vote Required), 2.6(a) and (c) (Capitalization) and 2.20 (No Financial Advisors) must have been true and correct in all material respects as of the date of the Merger Agreement and must be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties must have been true and correct in all material respects as of such date);

•
the representations and warranties of Tvardi set forth in the Merger Agreement (other than the Tvardi representations and warranties listed above) must have been true and correct as of the date of the Merger Agreement and must be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have an Tvardi

Material Adverse Effect (as defined below) (without giving effect to any references therein to any Tvardi Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations must have been true and correct, subject to the qualifications set forth in the preceding clause (a), as of such particular date);
•
Tvardi must have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time;

•
Cara must have received from Tvardi (i) an officer’s certificate certifying (x) that certain conditions set forth in the Merger Agreement have been duly satisfied and (y) that the information set forth in an allocation certificate delivered by Tvardi containing information regarding Tvardi’s capitalization is true and accurate in all respects; and (ii) a copy of such allocation certificate;

•
Cara must have received (i) an original signed statement from Tvardi that Tvardi is not, and has not been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code, conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h), and (ii) an original signed notice from Tvardi to be delivered to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Cara to deliver such notice to the IRS on behalf of Tvardi following Closing, each dated as of the Closing Date, duly executed by an authorized officer of Tvardi, and in form and substance reasonably acceptable to Cara;

•
since the date of the Merger Agreement, there must not have occurred an Tvardi Material Adverse Effect that is continuing;

•
certain of Tvardi’s investor agreements must have been terminated (or will be terminated as of the Closing); and

•
Cara must have received duly executed copies of the required Lock-Up Agreements from certain stockholders of Tvardi and each executive officer and director of Tvardi who is elected or appointed, as applicable, as an executive officer or director of Cara as of immediately following Closing, each of which must be in full force and effect as of Closing.

In addition, the obligation of Tvardi to consummate the Merger is further subject to the satisfaction or waiver of the following conditions:
•
the representations and warranties of Cara set forth in the Merger Agreement under Section 3.8(b) must have been true and correct in all respects as of the date of the Merger Agreement and must be true and correct as of the Closing Date with the same force and effect as if made on and as of such date;

•
the representations and warranties of Cara set forth in the Merger Agreement under Sections 3.1(a) (Due Organization; Subsidiaries), 3.3 (Authority; Binding Nature of Agreement), 3.4 (Vote Required), 3.6(a) and (c) (Capitalization) and 3.21 (No Financial Advisors) must have been true and correct in all material respects as of the date of the Merger Agreement and must be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties must have been true and correct in all material respects as of such date);

•
the representations and warranties of Cara set forth in the Merger Agreement (other than the Cara representations and warranties listed above) must have been true and correct as of the date of the Merger Agreement and must be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have an Cara Material Adverse Effect (as defined below) (without giving effect to any references therein to any Cara Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations must have been true and correct, subject to the qualifications set forth in the preceding clause (a), as of such particular date);
•
Cara and Merger Sub must have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under the Merger Agreement at or prior to the Effective Time;

•
Tvardi must have received from Cara (i) an officer’s certificate confirming that certain conditions of the Merger Agreement have been duly satisfied; (ii) a certificate containing information regarding Cara’s capitalization; (iii) the Cara closing financial certificate certifying Cara Net Cash as of the Anticipated Closing Date, a draft of which must have been provided at least five business days prior to Closing, which certificate will be accompanied by such supporting documentation, information and calculations as are reasonably requested by Tvardi to verify and determine the information contained therein; and (iv) and a written resignation executed by the directors of Cara who will not continue as directors of Cara after Closing;

•
since the date of the Merger Agreement, there must not have occurred a Cara Material Adverse Effect that is continuing;

•
Cara Net Cash must be greater than or equal to $18 million;

•
Tvardi must have received satisfactory evidence that (a) specified Cara contracts have been terminated, assigned or fully performed by Cara, (b) all obligations of Cara thereunder have been fully satisfied, waived or otherwise discharged and (c) the Asset Disposition will be consummated substantially concurrently with the Closing; and

•
Cara must have received the Lock-Up Agreements executed by certain officers, directors and stockholders of Cara each of which must be in full force and effect as of immediately following the Effective Time.

“Cara Material Adverse Effect” means any effect, change, event, circumstance or development (collectively, Effect) that, considered together with all other Effects, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Cara or its subsidiaries, taken as a whole; provided, however, that any Effect, individually or together with other Effects, arising or resulting from the following will not be taken into account in determining whether there has been a Cara Material Adverse Effect: (a) general business, political or economic conditions generally affecting the industry in which Cara or any of its subsidiaries operate, (b) acts of war, the outbreak or escalation of armed hostilities, acts of terrorism, earthquakes, wildfires, hurricanes or other natural disasters, health emergencies, including pandemics (including COVID-19 and any evolutions or mutations thereof) and related or associated epidemics, disease outbreaks or quarantine restrictions, (c) changes in financial, banking or securities markets, (d) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP), (e) any chance in the stock price or trading volume of Cara common stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Cara common stock may be taken into account in determining whether a Cara Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (f) the failure of Cara to meet internal or analysts’ expectations or projections or the results of operations of Cara, it being understood, however, that any Effect causing or contributing to the failure of Cara to meet internal or analysts’ expectations or projections or the results of operations of Cara may be taken into account in determining whether a Cara Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition, (g) any changes in or affecting clinical trial programs or studies conducted by or on behalf of Cara or its subsidiaries, including any adverse data, event or outcome arising out of or related to any such programs or studies, (h) the announcement of the Merger Agreement or the pendency of the Contemplated Transactions, (i) the Asset Dispositions, (j) any reduction in the amount of Cara’s cash and cash equivalents as a result of expenditures made by Cara related to wind down activities of Cara associated with the termination of its research and development activities (including the termination of ongoing contractual obligations relating to Cara current products or product candidates), (k) the taking of any action expressly required to be taken by the Merger Agreement, except in each case, with respect to clauses (a) through (d), to the extent disproportionately affecting Cara and its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Cara and its subsidiaries operate.
“Tvardi Material Adverse Effect” means any Effect that, considered together with all other Effects, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Tvardi, taken as a whole; provided, however, that any Effect, individually or together with other Effects, arising or resulting from the following will not be taken into account in determining whether there has been an Tvardi Material Adverse Effect: (a) general business, political or economic conditions generally affecting the industry in which Tvardi operates, (b) acts of war, the outbreak or escalation of armed hostilities, acts of terrorism, earthquakes, wildfires, hurricanes or other natural disasters, health emergencies, including pandemics (including COVID-19 and any evolutions or mutations thereof) and related or associated epidemics, disease outbreaks or quarantine restrictions, (c) changes in financial, banking or securities markets, (d) any change in, or any compliance with or action taken for the purpose of complying with, any law or GAAP (or interpretations of any law or GAAP), (e) the announcement of the Merger Agreement or the pendency of the Contemplated Transactions, (f) resulting from the taking of any action expressly required to be taken by the Merger Agreement, or (g) continued losses from operations or decreases in cash balances of Tvardi; except with respect to clauses (a) through (d), to the extent such Effect disproportionately affects Tvardi, taken as a whole, relative to other similarly situated companies in the industries in which Tvardi operates, in which case such Effect shall be taken into account to the extent of such disproportionate effect on the Tvardi.
Calculation of Cara Net Cash
At least 15 calendar days prior to the Cara special meeting of stockholders, Cara and Tvardi will agree upon the Anticipated Closing Date. At least 15 calendar days prior to the Cara special meeting of stockholders, Cara will deliver to Tvardi the Net Cash Schedule setting forth Cara’s estimated calculation of Cara Net Cash, including each component thereof, as of the Anticipated Closing Date, prepared and certified by Cara’s Chief Financial Officer (or, if there is no Chief Financial Officer, the principal accounting officer of Cara), and shall make available to Tvardi the work papers and back-up materials used or useful in preparing the Net Cash Schedule and, as reasonably requested by Tvardi, Cara’s accountants and counsel at reasonable times and upon reasonable notice. Within three business days after delivery of the Net Cash Schedule (Response Date), Tvardi will have the right to dispute any part of the Net Cash Schedule by delivering a written notice to that effect to Cara (a Dispute Notice). Any Dispute Notice will identify in reasonable detail the nature of any proposed revisions to the Cara Net Cash calculation.
If on or prior to the Response Date, Tvardi (i) notifies Cara in writing that it has no objections to the Cara Net Cash calculation or (ii) fails to deliver a Dispute Notice, then the Cara Net Cash calculation as set forth in the Net Cash Schedule will be deemed to have been finally determined for purposes of the Merger Agreement and to represent Cara Net Cash as of the Anticipated Closing Date for purposes of the Merger Agreement.
If Tvardi delivers a Dispute Notice on or prior to the Response Date, then representatives of both parties will promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Cara Net Cash, which agreed upon Cara Net Cash amount will be deemed to have been finally determined for purposes of the Merger Agreement and to represent the Cara Net Cash, as of the Anticipated Closing Date for purposes of the Merger Agreement.
If Cara and Tvardi are unable to negotiate an agreed-upon determination of Cara Net Cash, as of the Anticipated Closing Date, within three calendar days after delivery of the Dispute Notice (or such other period as Cara and Tvardi may mutually agree upon), then Cara and Tvardi will jointly select an independent auditor of recognized national standing (Accounting Firm) to resolve any remaining disagreements as to the Cara Net Cash calculation. Cara will promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Net Cash Schedule, and Cara and Tvardi will use commercially reasonable efforts to cause the Accounting Firm to make its determination within 10 calendar days of accepting its selection. Cara and Tvardi will be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion will occur without the presence of a representative of each of Cara and Tvardi. The determination of the Accounting Firm will be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Cara Net Cash, made by the Accounting Firm will be final and binding upon the parties and deemed to have been finally determined for purposes of the Merger Agreement and to represent Cara Net Cash as of the Anticipated Closing Date for purposes of the Merger Agreement, and the parties will delay the Closing until the resolution of the Cara Net Cash calculation. The fees and expenses of the Accounting Firm will be allocated between Cara and Tvardi in the same proportion that the disputed amount of Cara Net Cash that was unsuccessfully disputed by such party (as finally determined by the Accounting Firm) bears to the total disputed amount of Cara Net Cash. If the determination of Cara Net Cash as of the Anticipated Closing Date is done in accordance with this paragraph, the parties will not be required to determine Cara Net Cash, again even though the Closing may occur later than the Anticipated Closing Date, except that either party may request a re-determination of Cara Net Cash if the Closing Date is more than five business days after the Anticipated Closing Date.
Asset Disposition
Cara must use commercially reasonable efforts to sell, transfer, license, assign or otherwise divest its intellectual property and other assets and technology in existence on the date of the Merger Agreement (Potentially Transferrable Assets) to one or more third parties in one or a series of transactions concurrently with, or immediately following, Closing (Potential Asset Dispositions); provided, that any such Potential Asset Disposition will require, to the extent consistent with applicable laws, the prior written consent of Tvardi (which consent shall be in the sole discretion of Tvardi) if such Potential Asset Disposition would create any post-disposition liabilities or indemnity obligations for Cara following Closing; provided, however, that the prior written consent of Tvardi will not be required in connection with any Potential Asset Disposition if Cara agrees that the maximum aggregate dollar value of any post-disposition liabilities or indemnity obligation will be considered as a reduction to Cara Net Cash as set forth in the Merger Agreement. In no event will Cara enter into any Potential Asset Disposition that would result in excess of $100,000 of indemnity obligations or post-disposition Liabilities to, or obligations of, Cara following the Closing.
On December 17, 2024, Cara and Royalty Sub, entered into an APA with CSL Vifor, pursuant to which, at the consummation of the transaction, Sellers will sell to CSL Vifor and CSL Vifor will acquire from Sellers certain assets and rights for the development, manufacture and commercialization of difelikefalin as well as certain associated liabilities for a purchase price of $900,000 (subject to certain adjustments with respect to inventory). See “Asset Sale” beginning on page 216 of this proxy statement/prospectus for a more detailed description of this Asset Disposition.
Representations and Warranties
The Merger Agreement contains customary representations and warranties of the parties. Tvardi represents and warrants to the following matters:
•
Due Organization; Subsidiaries

•
Organizational Documents

•
Authority; Binding Nature of Agreement

•
Vote Required

•
Non-Contravention; Consents

•
Capitalization

•
Financial Statements

•
Absence of Changes

•
Absence of Undisclosed Liabilities

•
Title to Assets

•
Real Property; Leasehold

•
Intellectual Property

•
Agreements, Contracts and Commitments

•
Compliance; Permits; Restrictions

•
Legal Proceedings; Orders

•
Tax Matters

•
Employee and Labor Matters; Benefit Plans

•
Environmental Matters

•
Insurance

•
No Financial Advisors

•
Disclosure

•
Transactions with Affiliates

•
Anti-Bribery

•
Disclaimer of Other Representations and Warranties

Cara and Merger Sub represent and warrant to the following matters:
•
Due Organization; Subsidiaries

•
Organizational Documents

•
Authority; Binding Nature of Agreement

•
Vote Required

•
Non-Contravention; Consents

•
Capitalization

•
SEC Filings; Financial Statements

•
Absence of Changes

•
Absence of Undisclosed Liabilities

•
Title to Assets

•
Real Property; Leasehold

•
Intellectual Property

•
Agreements, Contracts and Commitments

•
Compliance; Permits; Restrictions

•
Legal Proceedings; Orders

•
Tax Matters

•
Employee and Labor Matters; Benefit Plans

•
Environmental Matters

•
Transactions with Affiliates

•
Insurance

•
No Financial Advisors

•
Disclosure

•
Anti-Bribery

•
Valid Issuance

•
Opinion of Financial Advisor

•
Disclaimer of Other Representations and Warranties

The representations and warranties of Tvardi, Cara and Merger Sub contained in the Merger Agreement or any certificate or instrument delivered pursuant to the Merger Agreement will terminate at the Effective Time.
Non-Solicitation
Cara and its subsidiaries and Tvardi and their respective representatives are prohibited by the terms of the Merger Agreement, other than, in the case of Cara, with respect to any Asset Disposition, from, directly or indirectly, (i) soliciting, initiating or knowingly encouraging, inducing or facilitating the communication, making, submission or announcement of any Acquisition Proposal (as defined below) or Acquisition Inquiry (as defined below) or taking any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnishing any non-public information regarding such party to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engaging in discussions (other than to inform any person of the existence of these prohibitions) or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approving, endorsing or recommending any Acquisition Proposal; (v) executing or entering into any letter of intent or any contract contemplating or otherwise relating to any Acquisition Transaction (as defined below) (other than, in the case of Cara, a confidentiality agreement permitted as described below); or (vi) publicly proposing to do any of the foregoing.
Pursuant to the terms of the Merger Agreement, each of Cara and Tvardi agreed to immediately cease and cause to be terminated any existing discussions, negotiations and communications with any person relating to any Acquisition Proposal or Acquisition Inquiry (other than, in the case of Cara, any Asset Dispositions) as of the date of the Merger Agreement, immediately terminate access to any non-public information provided to such person via an electronic or physical data room and within three business days after the date of the Merger Agreement, request the destruction or return of any of such party’s nonpublic information provided to such person as soon as practicable after the date of the Merger Agreement.
Subject to certain restrictions and prior to obtaining the Required Cara Stockholder Vote (as defined below), Cara and its subsidiaries may furnish non-public information regarding Cara or any of its subsidiaries to, and enter into discussions or negotiations with, any person in response to a bona fide Acquisition Proposal by such person, which the Cara Board determines in good faith, after consultation with its outside financial advisor and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (as defined below) (and is not withdrawn) if: (A) none of Cara, any of its subsidiaries or any of their respective representatives have breached the non-solicitation restrictions in the Merger Agreement in any material respect, (B) the Cara Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Cara Board under applicable law; (C) Cara receives from such person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions, no hire and “standstill” provisions), in the aggregate, at least as favorable to it as those contained in the confidentiality agreement entered into between Cara and Tvardi in connection with the Merger; (D) substantially contemporaneously with furnishing any such nonpublic information to such person, Cara gives Tvardi notice of Cara’s intention to furnish nonpublic information to, or enter into discussions with, such person and furnishes such nonpublic information to Tvardi (to the extent such information has not been previously furnished by Cara to Tvardi).
If Cara any of its subsidiaries, Tvardi, or any of their respective representatives, receives an Acquisition Proposal or Acquisition Inquiry during the period following the date of the Merger Agreement through Closing, then such party will promptly (and in no event later than one business day after such party becomes aware of such Acquisition Proposal or Acquisition Inquiry) (i) advise the other party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the person making or submitting such Acquisition Proposal or Acquisition Inquiry), (ii) in the case of a written Acquisition Proposal or Acquisition Inquiry, furnish any written documentation and correspondence to or from Cara or any of its subsidiaries or Tvardi, as the case may be, any of their respective representatives, including any subsequent modifications or amendments, and (iii) in the case of an oral Acquisition Proposal or Acquisition Inquiry, provide a written summary of the terms thereof. Each party will keep the other party reasonably and promptly informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification, amendment or proposed material modification thereto (including any revision in the amount, form or mix of consideration) and of all verbal or written communications related thereto, together with copies of new written documentation and correspondence to or from such party, any of its subsidiaries or any of their respective representatives as well as written summaries of any material oral communications).
“Acquisition Inquiry” means, with respect to a party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Tvardi or any of its affiliates, on the one hand, or Cara or any of its affiliates, on the other hand, to the other party) that could reasonably be expected to lead to an Acquisition Proposal; provided, however, that the term Acquisition Inquiry does not include the Merger, the other Contemplated Transactions or any transactions related to the Asset Dispositions.
“Acquisition Proposal” means, with respect to a party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Tvardi or any of its affiliates, on the one hand, or by or on behalf of Cara or any of its affiliates, on the other hand, to the other party) contemplating or otherwise relating to any Acquisition Transaction with such party, other than the Asset Dispositions.
“Acquisition Transaction” means any transaction or series of related transactions (other than the Asset Dispositions) involving:
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any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a party is a constituent entity; (ii) in which a person or “group” (as defined in the Exchange Act) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a party or any of its subsidiaries; or (iii) in which a party or any of its subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries; provided, however, that the conversion of the Convertible Notes into shares of Cara common stock pursuant to the Merger Agreement will not be, nor will securities to be acquired thereby, by deemed to trigger an Acquisition Transaction; or

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any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a party and its subsidiaries, taken as a whole.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to greater than 50% for these purposes) that: (a) was not obtained or made as a result of a breach of (or in violation of) the Merger Agreement; and (b) is on terms and conditions that the Cara Board determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the Company to amend the terms of the Merger Agreement, and following consultation with its outside legal counsel and outside financial advisors are more favorable, from a financial point of view, to Cara’s stockholders than the terms of the Contemplated Transactions and is not subject to any financing condition (and if financing is required, such financing is then fully committed to the third party).
Cara Stockholder Meeting
Promptly after the Registration Statement has been declared effective by the SEC under the Securities Act, Cara will take all action necessary under applicable law to call, give notice of and hold a meeting of the holders of Cara common stock for the purpose of seeking approval of the Merger Agreement and the Contemplated Transactions, including: (i) the issuance of Cara common stock or other securities of Cara that represent (or are convertible into) more than 20% of the shares of Cara common stock outstanding immediately prior to the Merger to the holders of Tvardi capital stock and Tvardi stock options in connection with the Contemplated Transactions and the change of control of Cara resulting from the Contemplated Transactions, in each case pursuant to the Nasdaq rules, (ii) the amendment of Cara’s certificate of incorporation to effect the Reverse Stock Split, (iii) the amendment of Cara’s certificate of incorporation to effect the Authorized Share Increase, (iv) the Equity Plan Proposal, (v) the ESPP Proposal and (vi) any other proposals the parties deem necessary or desirable to consummate the Contemplated Transactions (the proposals set forth in the foregoing clauses (i) through (iii), the Cara Stockholder Matters).
The Cara special meeting will be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act and, in any event, no later than 45 calendar days after the effective date of the Registration Statement. Cara will take reasonable measures to ensure that all proxies solicited in connection with the Cara special meeting are solicited in compliance with all applicable laws. If, on or before the date of the Cara special meeting, Cara reasonably believes that it (i) will not receive proxies sufficient to obtain the required approvals of the Required Cara Closing Stockholder Matters (Required Cara Stockholder Vote), whether or not a quorum would be present or (ii) will not have sufficient shares of Cara common stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Cara special meeting, Cara may postpone or adjourn, or make one or more successive postponements or adjournments of, the Cara special meeting as long as the date of the Cara special meeting is not postponed or adjourned more than an aggregate of 30 calendar days in connection with any postponements or adjournments.
Cara agreed that, subject to certain exceptions in the Merger Agreement: (i) the Cara Board will recommend that the holders of Cara common stock vote to approve the Cara Stockholder Matters and the Equity Plan Proposal and the ESPP Proposal and will use commercially reasonable efforts to solicit such approval within the timeframe set forth above, (ii) this proxy statement/prospectus will include a statement to the effect that the Cara Board recommends that Cara’s stockholders vote to approve the Cara Stockholder Matters and the Equity Plan Proposal and the ESPP Proposal (the recommendation of the Cara Board with respect to the Cara Stockholder Matters being referred to as the Cara Board Recommendation); (iii) the Cara Board Recommendation will not be withheld, amended, withdrawn or modified (and the Cara Board will not publicly propose to withhold, amend, withdraw or modify the Cara Board Recommendation), and no resolution by the Cara Board or any committee thereof to withdraw or modify the Cara Board Recommendation or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed; and (iv) the Cara Board will not publicly announce an intention or resolution to effect any of the foregoing (the actions set forth in the foregoing clause (iii), collectively, a Cara Board Adverse Recommendation Change).
The terms of the Merger Agreement provide that, subject to the limitations set forth in the Merger Agreement, if at any time prior to the approval of the Cara Stockholder Matters at the Cara special meeting by the Required Cara Stockholder Vote, Cara receives a bona fide Acquisition Proposal (which did not arise out of a material breach of the non-solicitation provisions of the Merger Agreement) from any person that has not been withdrawn and after consultation with outside legal counsel, the Cara Board determines, in good faith, that such Acquisition Proposal is a Superior Offer, the Cara Board may make a Cara Board Adverse Recommendation Change if and only if: (A) the Cara Board determines in good faith, after consultation with Cara’s outside legal counsel and financial advisor, that the failure to do so would be inconsistent with the fiduciary duties of the Cara Board to Cara’s stockholders under applicable law; (B) Cara has given Tvardi prior written notice of its intention to consider making a Cara Board Adverse Recommendation Change at least four business days prior to making any such Cara Board Adverse Recommendation Change (a Cara Determination Notice, and such period, the Cara Notice Period) (which notice will not constitute a Cara Board Adverse Recommendation Change); and (C)(1) Cara provided to Tvardi a description in reasonable detail of the reasons for such Cara Board Adverse Recommendation Change (as defined in the Merger Agreement), the identity of the party making the Acquisition Proposal, a summary of the material terms and conditions of the Acquisition Proposal and written copied of any relevant proposed transaction documents (including with respect to financing arrangements) in accordance with the Merger Agreement, (2) Cara has given Tvardi the three business days after a Cara Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal and has made its representatives reasonable available to negotiate in good faith with Tvardi (to the extent Tvardi desires to negotiate) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by Tvardi, if any, after consultation with outside legal counsel, the Cara Board determines, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Cara Board Adverse Recommendation Change would be inconsistent with the fiduciary duties of the Cara Board to Cara’s stockholders under applicable law; provided that during any Cara Notice Period, Tvardi shall be entitled to deliver to Cara one or more counterproposals to such Acquisition Proposal and Cara will, and will cause its representatives to, negotiate with Tvardi in good faith (to the extent Tvardi desires to negotiate) to enable Tvardi to propose in writing an offer binding on Tvardi to effect such adjustments to the terms and conditions of the Merger Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer. The provisions of the Merger Agreement described in this paragraph also apply to any material change to the facts and circumstances relating to such Acquisition Proposal or any amendment to such Acquisition Proposal (including any revision in the amount, form or mix of consideration), and require a new Cara Determination Notice and Cara will be required to provide Tvardi with notice of such material change or amendment, except that the references to four business days will be deemed to be two business days.
The terms of the Merger Agreement also provide that, other than in connection with an Acquisition Proposal, the Cara Board may make a Cara Board Adverse Recommendation Change in response to a Cara Change in Circumstance (as defined below), if and only if: (A) the Cara Board determines in good faith, after consultation with the Cara’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Cara Board to Cara’s stockholders under applicable law; (B) Cara has given Tvardi a Cara Determination Notice at least four business days prior to making any such Cara Board Adverse Recommendation Change; and (C) (1) Cara has specified the Cara Change in Circumstance in reasonable detail, including the material facts and circumstances related to the applicable Cara Change in Circumstance, (2) Cara has given Tvardi four business days after the Cara Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal, and has made its representatives reasonably available to negotiate in good faith with Tvardi (to the extent Tvardi desires to do so) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by Tvardi, if any, after consultation with outside legal counsel, the Cara Board determines, in good faith, that the failure to make the Cara Board Adverse Recommendation Change in response to such Cara Change in Circumstance would be inconsistent with the fiduciary duties of the Cara Board to Cara’s stockholders under applicable law. The provisions of the Merger Agreement described in this paragraph also apply to any material change to the facts and circumstances relating to such Cara Change in Circumstance and require a new Cara Determination Notice and Cara will be required to provide Tvardi with notice of such material change, except that the references to four business days will be deemed to be two business days.
“Cara Change in Circumstance” means a change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry or the consequences thereof, or (B) the fact, in and of itself, that Cara meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of Cara or any of its subsidiaries that occurs or arises after the date of the Merger Agreement.
Tvardi Stockholder Action by Written Consent
The Merger Agreement contemplates that promptly after this Registration Statement is declared effective under the Securities Act, and in any event no later than three business days thereafter, Tvardi will prepare, with the cooperation of Cara, and cause to be mailed to its stockholders an information statement to solicit the approval by written consent from the Company Signatories (within seven business days after this Registration Statement is declared effective), including Tvardi’s stockholders sufficient for the Required Tvardi Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of approving the Tvardi Stockholder Matters.
Tvardi agreed that: (i) the Tvardi Board will recommend that the Tvardi stockholders vote to approve the Tvardi Stockholder Matters and will use reasonable best efforts to solicit such approval from the Company’s stockholders within the timeframe set forth above (the recommendation of the Tvardi Board that Tvardi’s stockholders vote to adopt and approve the Tvardi Stockholder Matters being referred to as the Tvardi Board Recommendation); and (ii) the Tvardi Board Recommendation will not be withdrawn or modified (and the Tvardi Board will not publicly propose to withdraw or modify the Tvardi Board Recommendation), and no resolution by the Tvardi Board or any committee thereof to withdraw or modify the Tvardi Board Recommendation or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal will be adopted or proposed.
Appraisal Rights
Under the DGCL, Cara stockholders are not entitled to appraisal rights in connection with the Merger.
Tvardi stockholders are entitled to statutory appraisal rights in connection with the Merger under Section 262 of the DGCL.
Covenants; Operation of Business Pending the Merger
During the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Effective Time, except (i) as set forth in Cara’s disclosure schedule, (ii) expressly permitted or required in accordance with the Merger Agreement including in connection with the Asset Dispositions, (iii) as required by applicable law, or (iv) as may be consented to in writing by Tvardi (not be unreasonably withheld, conditioned or delayed), each of Cara and its subsidiaries has agreed to (A) conduct its business and operations in the ordinary course of business (which includes actions required to effect the Asset Dispositions or effect the winding down of Cara’s prior research and development activities) and in compliance in all material respects with all applicable laws and the requirements of all of its material contracts and (B) continue to pay material outstanding accounts payable and other material current liabilities (including payroll) in the ordinary course of business, and will not:
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declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except repurchases from terminated employees, directors or consultants of Cara or in connection with the payment of the exercise price and/or withholding taxes incurred upon the exercise, settlement or vesting of any award or purchase rights granted under Cara’s 2014 Equity Incentive Plan and Cara’s 2019 Inducement Plan (collectively, Cara Plans) in accordance with the terms of such award in effect on the date of the Merger Agreement);

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sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of Cara or any of its subsidiaries (except for Cara common stock issued upon the valid exercise of Cara options upon settlement of Cara RSUs); (B) any option, warrant or right to acquire any capital stock or any other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security of Cara or any of its subsidiaries;

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(A) amend the terms of any outstanding Cara Options to extend the exercise period or the exercise price of any such Cara Option or (B) permit the net settlement of any Cara Options in any manner in which cash of Cara is to be remitted or paid by Cara rather than the relevant holder of any such Cara Options;

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except as required to give effect to anything in contemplation of Closing, amend any of its or its subsidiaries’ organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

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form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

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(A) lend money to any person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, (D) other than the incurrence or payment of Transaction Expenses (as defined in “— Expenses”), make any capital expenditure in excess of $5,000, or (E) forgive any loans to any persons, including Cara’s employees, officers, directors or affiliates;

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other than as required by applicable law or the terms of any Cara benefit plan as in effect on the date of the Merger Agreement: (A) adopt, terminate, establish or enter into any Cara benefit plan;

(B) cause or permit any Cara benefit plan to be amended; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, fringe benefits, commissions, bonus, or other compensation or benefits payable to any of its directors, officers, consultants, or employees; (D) hire any officer or employee whose annual base salary is or is expected to be more than $200,000 per year, who is entitled to severance benefits or who is not hired on an at-will basis; (E) increase the severance or change of control benefits offered to any current or new employees, directors or consultants (other than acceleration of the Cara options or Cara RSUs as contemplated by the Merger Agreement); or (F) grant any new, or increase any existing, severance, retention benefits, change in control award, or similar compensation or benefit to any person;
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recognize any labor union or labor organization;

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acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any encumbrance with respect to such material assets or properties;

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sell, assign, transfer, license, sublicense or otherwise dispose of any Cara intellectual property or any Cara in-licensed intellectual property;

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make, change or revoke any material tax election, fail to pay any income or other material tax as such tax becomes due and payable, file any amendment making any material change to any tax return, settle or compromise any income or other material tax liability or submit any voluntary disclosure application, enter into any tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the ordinary course of business the principal subject matter of which is not taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material taxes (other than pursuant to an extension of time to file any tax return granted in the ordinary course of business of not more than seven months), or adopt or change any material accounting method in respect of taxes;

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enter into, materially amend or terminate any Cara material contract or contract that would be deemed a Cara material contract if entered into prior to the date of the Merger Agreement;

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other than as required by law or GAAP, take any action to change accounting policies or procedures;

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initiate or settle any legal proceeding;

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(A) fail to maintain any material insurance policies in full force and effect prior to the renewal period of any such material insurance policies or (B) fail to use commercially reasonable efforts to renew any such material insurance policies following the applicable expiration or acquire substantially similar insurance policies;

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enter into or amend a contract that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Contemplated Transactions;

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enter into a new line of business or start to conduct a line of business; or

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agree, resolve or commit to do any of the foregoing.

During the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Effective Time, except (i) as set forth in Tvardi’s disclosure schedule, (ii) expressly permitted or required in accordance with the Merger Agreement, (iii) as required by applicable law, or (iv) as may be consented to in writing by Cara (not be unreasonably withheld, conditioned or delayed), Tvardi has agreed to (A) conduct its business and operations in the ordinary course of business and in compliance in all material respects with all applicable laws and the requirements of all of its material contracts and (B) continue to pay material outstanding accounts payable and other material current liabilities (including payroll) in the ordinary course of business, and will not:
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declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except repurchases from terminated employees, directors or consultants of Tvardi or in connection with the payment of the exercise price or withholding taxes incurred upon the exercise, settlement or vesting of any award granted under the Tvardi Plans in accordance with the terms of such award in effect on the date of the Merger Agreement);
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sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of Tvardi (except for shares of Tvardi common stock issued upon the valid exercise of Tvardi Options); (B) any option, warrant or right to acquire any capital stock or any other security other than stock options or restricted stock unit awards granted to employees and service providers in the ordinary course of business which are included in the calculation of the Tvardi Outstanding Shares; or (C) any instrument convertible into or exchangeable for any capital stock or other security of Tvardi;

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except as required to give effect to anything in contemplation of the Closing, amend any of its organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, in connection with the Contemplated Transactions;

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form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

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(A) lend money to any person (except for the advancement of reasonable and customary expenses to employees and directors in the ordinary course of business), (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, (D) other than the incurrence or payment of Transaction Expenses (as defined in “— Expenses”), make any capital expenditures in excess of $250,000 of the budgeted capital expenditure amounts set forth in Tvardi’s operating budget delivered to Cara on the date of the Merger Agreement (Tvardi Budget), or (E) forgive any loans to any persons, including Tvardi’s employees, officers, directors or affiliates;

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other than as required by applicable law or the terms of any Tvardi benefit plan as in effect on the date of the Merger Agreement: (A) adopt, terminate, establish or enter into any Tvardi benefit plan; (B) cause or permit any Tvardi benefit plan to be amended in any material respect; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its directors, officers or employees other than increases in base salary and annual cash bonus opportunities and payments made in the ordinary course of business consistent with past practice; (D) increase the severance or change-of-control benefits offered to any current or new employees, directors or consultants; or (E) hire, terminate or give notice of termination to any officer other than for cause;

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recognize any labor union or labor organization;

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acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any encumbrance with respect to such material assets or properties, except in the ordinary course of business;

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sell, assign, transfer, license, sublicense or otherwise dispose of any Tvardi intellectual property (other than pursuant to non-exclusive licenses in the ordinary course of business) or any Tvardi in-licensed intellectual property;

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make, change or revoke any material tax election, fail to pay any income or other material tax as such tax becomes due and payable, file any amendment making any material change to any tax return, settle or compromise any income or other material tax liability or submit any voluntary disclosure application, enter into any tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the ordinary course of business the principal subject matter of which is not taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material taxes (other than pursuant to an extension of time to file any tax return granted in the ordinary course of business of not more than seven months), or adopt or change any material accounting method in respect of taxes;

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enter into, materially amend or terminate any Tvardi material contract or contract that would be deemed a Tvardi material contract if entered into prior to the date of the Merger Agreement (other than in connection with the ordinary course of business);

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except as otherwise set forth in the Tvardi Budget and the incurrence or payment of any Transaction Expenses (as defined in “— Expenses”), make any expenditures or discharge or satisfy any liabilities, in each case, in amounts that exceed the aggregate amount of the Tvardi Budget by $1,500,000;

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other than as required by law or GAAP, take any action to change accounting policies or procedures;

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initiate or settle any legal proceeding;

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(a) fail to maintain any material insurance policies in full force and effect prior to the renewal period of any such material insurance policies or (b) fail to use commercially reasonable efforts to renew any such material insurance policies following the applicable expiration or acquire substantially similar insurance policies;

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enter into or amend a contract that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Contemplated Transactions;

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enter into a new line of business in a new geographic area where it was not previously conduced; or

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agree, resolve or commit to do any of the foregoing.

Termination and Termination Fees
The Merger Agreement may be terminated prior to the Effective Time (whether before or after the required stockholder approvals to consummate the Merger have been obtained, unless otherwise specified below):
(a)   by mutual written consent of Cara and Tvardi;
(b)   by either Cara or Tvardi if the Contemplated Transactions have not been consummated by June 30, 2025 (End Date) (subject to possible extension as provided in this paragraph, the End Date); provided, however, that the right to terminate the Merger Agreement under this paragraph will not be available to a party if such party’s action or failure to act has been a principal cause of the failure of the Contemplated Transactions to occur on or before the End Date and such action or failure to act constitutes a breach of the Merger Agreement; provided, further, however, that, in the event that the SEC has not declared the Registration Statement effective under the Securities Act by the date which is 30 calendar days prior to the End Date, then Cara will be entitled to extend the End Date for an additional 60 calendar days by written notice to Tvardi;
(c)   by either Cara or Tvardi if a court of competent jurisdiction or other governmental body has issued a final and non-appealable order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;
(d)   by Cara if the Tvardi Written Consent executed by each Company Signatory has not been obtained within seven business days of the date of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Tvardi Written Consent has been obtained, Cara may not terminate the Merger Agreement pursuant to this paragraph;
(e)   by either Cara or Tvardi if (i) the Cara special meeting (including any adjournments and postponements thereof) was held and completed and Cara’s stockholders shall have taken a final vote on the Cara Stockholder Matters and (ii) the Cara Stockholder Matters were not approved at such Cara special meeting by the Required Cara Stockholder Vote; provided, however, that the right to terminate the Merger Agreement pursuant to this paragraph will not be available to Cara where the failure to obtain the Required Cara Stockholder Vote was caused by the action or failure to act of Cara and such action or failure to act constitutes a material breach by Cara of the Merger Agreement;
(f)   by Tvardi (at any time prior to the approval of the Cara Stockholder Matters by the Required Cara Stockholder Vote) if a Cara Triggering Event (as defined below) has occurred;
(g)   by Cara (at any time prior to the Required Tvardi Stockholder Vote being obtained) if an Tvardi Triggering Event (as defined below) has occurred;

(h)   by Tvardi, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement by Cara or Merger Sub or if any representation or warranty of Cara or Merger Sub has become inaccurate, in either case, such that certain closing conditions set forth in the Merger Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty has become inaccurate; provided that Tvardi is not then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement; provided, further, that if such inaccuracy in Cara’s or Merger Sub’s representations and warranties or breach by Cara or Merger Sub is curable by the End Date by Cara or Merger Sub, then the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy until the earlier of (i) the End Date and (ii) the expiration of a 30 calendar day period commencing upon delivery of written notice from Tvardi to Cara of such breach or inaccuracy and its intention to terminate pursuant to this paragraph (it being understood that the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by Cara or Merger Sub is cured prior to such termination becoming effective); and
(i)   by Cara, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement by Tvardi or if any representation or warranty of Tvardi has become inaccurate, in either case, such that certain closing conditions set forth in the Merger Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty has become inaccurate; provided that neither Cara nor Merger Sub is then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement; provided, further, that if such inaccuracy in Tvardi’s representations and warranties or breach by Tvardi is curable by End Date by Tvardi then the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy until the earlier of (i) the End Date and (ii) the expiration of a 30 calendar day period commencing upon delivery of written notice from Cara to Tvardi of such breach or inaccuracy and its intention to terminate pursuant to this paragraph (it being understood that the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by Tvardi is cured prior to such termination becoming effective).
The party desiring to terminate the Merger Agreement will give the other party written notice of such termination, specifying the provisions of the Merger Agreement pursuant to which such termination is made and the basis therefor described in reasonable detail.
“Tvardi Triggering Event” will be deemed to have occurred if: (a) the Tvardi Board has made an Tvardi Board Adverse Recommendation Change; (b) the Tvardi Board or any committee thereof has publicly approved, endorsed or recommended any Acquisition Proposal; or (c) following the date of the Merger Agreement, Tvardi has entered into any letter of intent or similar document or any contract relating to any Acquisition Proposal.
“Cara Triggering Event” will be deemed to have occurred if: (a) Cara has failed to include in the proxy statement/prospectus the Cara Board Recommendation or has made a Cara Board Adverse Recommendation Change; (b) the Cara Board or any committee thereof has publicly approved, endorsed or recommended any Acquisition Proposal; (c) following the date of the Merger Agreement, Cara has entered into any letter of intent or similar document or any contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to the Merger Agreement) in violation of the terms of the Merger Agreement; (d) Cara or any director or officer of Cara has willfully and intentionally breached the provisions set forth in the non-solicitation or Cara stockholders’ meeting provisions of the Merger Agreement or (e) the Cara Board shall have failed to publicly reaffirm the Cara Board Recommendation within 10 business days after Tvardi so requests in writing; provided that Tvardi may only make such request once every 30 days unless there has been a publicly disclosed change regarding an Acquisition Proposal.
Cara must pay Tvardi a nonrefundable termination fee of $2.25 million if (i) (A) the Merger Agreement is terminated pursuant to clause (b), (e) or (h) above, (B) an Acquisition Proposal with respect to Cara has been publicly announced, disclosed or otherwise communicated to Cara or the Cara Board at any time after the date of the Merger Agreement but prior to the termination of the Merger Agreement (which has not been withdrawn) and (C) within 12 months after the date of such termination, Cara enters into a definitive agreement with respect to a subsequent transaction or consummates a subsequent transaction in respect of such Acquisition Proposal or in respect of any other Acquisition Proposal, or (ii). the Merger Agreement is terminated by Tvardi pursuant to clause (f) above (or at the time the Merger Agreement is terminated, Tvardi has the right to terminate the Merger Agreement pursuant to clause (f) above).
Tvardi must pay Cara a nonrefundable termination fee of $2.25 million if (i) (A) the Merger Agreement is terminated by Cara pursuant to clause (b), (d) or (i) above, (B) an Acquisition Proposal with respect to Tvardi has been publicly announced, disclosed or otherwise communicated to Tvardi or the Tvardi Board at any time after the date of the Merger Agreement but prior to obtaining the Required Company Stockholder Vote (which shall not have been withdrawn, (1) in the case of a termination pursuant to clauses (b) or (i) above, at the time the Required Company Stockholder Vote is obtained and (2) in the case of a termination pursuant to clause (d) above, at the time of such termination) and (C) within 12 months after the date of such termination, Tvardi enters into a definitive agreement with respect to a subsequent transaction or consummates a subsequent transaction in respect of such Acquisition Proposal or in respect of any other Acquisition Proposal; or (ii) the Merger Agreement is terminated by Cara pursuant to clause (g) above (or at the time the Merger Agreement is terminated, Cara has the right to terminate the Merger Agreement pursuant to clause (g) above).
If the Merger Agreement is terminated pursuant to clauses (e), (f) or (h) above or in the event of the failure of Tvardi to consummate the transactions to be contemplated at the Closing solely as a result of a Cara Material Adverse Effect as set forth in the Merger Agreement (provided, that at such time all other conditions precedent to Cara’s obligation to close set forth in the Merger Agreement have been satisfied by Tvardi, are capable of being satisfied by Tvardi or have been waived by Cara), then Cara will reimburse Tvardi for all reasonable out-of-pocket fees and expenses incurred by Tvardi in connection with the Merger Agreement and the Contemplated Transactions, up to a maximum of $750,000, by wire transfer of same-day funds within ten business days following the date on which Tvardi submits to Cara true and correct copies of reasonable documentation supporting such expenses; provided, however, that such expenses shall not include any amounts for financial advisors to Tvardi except for reasonably documented out-of-pocket expenses otherwise reimbursable by Tvardi to such financial advisors pursuant to the terms of Tvardi’s engagement letter or similar arrangement with such financial advisors. To the extent any such expenses are paid, such amounts will be credited against any termination fee that becomes payable by Cara to Tvardi thereafter.
If the Merger Agreement is terminated pursuant to clauses (d), (g) or (i) above or in the event of the failure of Cara to consummate the transactions to be consummated to the Closing solely as a result of an Tvardi Material Adverse Effect as set forth in the Merger Agreement (provided, that at such time all other conditions precedent to Tvardi’s obligation to close set forth in the Merger Agreement have been satisfied by Cara, are capable of being satisfied by Cara or have been waived by Tvardi), then Tvardi will reimburse Cara for all reasonable out-of-pocket fees and expenses incurred by Cara in connection with the Merger Agreement and the Contemplated Transactions, up to a maximum of $750,000, by wire transfer of same-day funds within ten business days following the date on which Cara submits to Tvardi true and correct copies of reasonable documentation supporting such expenses; provided, however, that such expenses shall not include any amounts for financial advisors to Cara except for reasonably documented out-of-pocket expenses otherwise reimbursable by Cara to such financial advisors pursuant to the terms of Cara’s engagement letter or similar arrangement with such financial advisors. To the extent any such expenses are paid, such amounts will be credited against any termination fee that becomes payable by Tvardi to Cara thereafter.
Other Agreements
Director Indemnification and Insurance
The Merger Agreement provides that, subject to certain limitations as set forth in the Merger Agreement, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Cara and the surviving company will indemnify each person who is, has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, a director, officer, fiduciary or agent of Cara or any of its subsidiaries or Tvardi.
The Merger Agreement also provides that the provisions relating to the indemnification, advancement of expenses and exculpation of present and former directors and officers of Cara or any of its subsidiaries set forth in the organizational documents of Cara or any of its subsidiaries will not be amended, modified or repealed for a period of six years from the Effective Time in any manner that would adversely affect the rights of individuals who, at or prior to the Effective Time, were officers or directors of Cara or any of its subsidiaries, unless required by applicable law. After Closing, the organizational documents of the surviving corporation will contain provisions no less favorable with respect to the provisions relating to the indemnification, advancement of expenses and exculpation of present and former directors and officers presently set forth in Tvardi’s organizational documents as of the date of the Merger Agreement. Cara has agreed to purchase a six year “tail policy” for the non-cancellable extension of Cara’s existing directors’ and officers’ liability insurance policies and Cara’s and any of its subsidiaries’ existing directors’ and officers’ insurance policies and Cara’s existing fiduciary liability insurance policies (if any), in each case, for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time.
Listing
Cara common stock currently is listed on The Nasdaq Capital Market under the symbol “CARA.” Cara has agreed to use commercially reasonable efforts (i) to maintain its existing listing on Nasdaq until the Closing Date and obtain approval of the listing of the combined company on Nasdaq, (ii) without derogating from the requirements of the foregoing clause (i) and to the extent required by the rules and regulations of Nasdaq, to prepare and submit to Nasdaq a notification form for the listing of the shares of Cara common stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance), (iii) to effect the Reverse Stock Split and (iv) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial Nasdaq Listing Application for the Cara common stock on Nasdaq and to cause such listing application to be conditionally approved prior to the Effective Time.
The parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations and will reasonably promptly inform the other party of all verbal or written communications between Nasdaq and such party or its representatives. Tvardi will cooperate with Cara as reasonably requested by Cara with respect to the Nasdaq Listing Application and promptly furnish to Cara all information concerning Tvardi and its stockholders that may be required or reasonably requested in connection with any action contemplated by the foregoing paragraph.
Tvardi Financial Statements
Tvardi shall, to the extent required, use commercially reasonable efforts to, (i) no later than March 31, 2025, furnish to Cara audited financial statements of Tvardi for the fiscal year ended 2024, and (ii) no later than May 14, 2025, furnish to Cara unaudited interim financial statements for each interim period completed prior to the Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if Tvardi were subject to the periodic reporting requirements under the Securities Act or the Exchange Act.
Expenses
Pursuant to the Merger Agreement, all the Transaction Expenses (as defined below) will be paid by the party incurring such expense, whether or not the Merger is consummated; provided, that Cara and Tvardi shall each pay 50% of all fees and expenses incurred in relation to (i) the printing and filing with the SEC of this Registration Statement and any amendments and supplements thereto and paid to a financial printer or the SEC, and (ii) the proxy solicitation firm engaged in connection with the Cara special meeting. Notwithstanding the foregoing, in connection with a disagreement regarding Cara Net Cash, the fees and expenses of the Accounting Firm will be allocated between Tvardi and Cara in the proportion that the unsuccessfully disputed amount of Cara Net Cash bears to the total disputed amount of Cara Net Cash.
“Transaction Expenses” means, with respect to each party, all fees and expenses incurred by such party at or prior to the Effective Time in connection with the Contemplated Transactions and the Merger Agreement, including (a) any fees and expenses of legal counsel and accountants and the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, and other advisors of such party; (b) fees paid to the SEC in connection with filing the Registration Statement, the proxy statement/prospectus, and any amendments and supplements hereto or thereto, with the SEC; (c) any fees and expenses in connection with the printing, mailing and distribution of the Registration Statement and any amendments and supplements hereto; and (d) any fees and expenses payable to Nasdaq.
Amendment of Merger Agreement
The Merger Agreement may be amended by the parties at any time with the written approval of Tvardi, Merger Sub and Cara, except that after the Merger Agreement has been adopted and approved by a party’s stockholders, no amendment which by law requires further approval by the stockholders of that party will be made without such further stockholder approval.

AGREEMENTS RELATED TO THE MERGER
Support Agreements
Concurrently with the execution of the Merger Agreement, executive officers and directors of Cara entered into the Cara Support Agreements in favor of Tvardi relating to the Merger. The Cara Support Agreements provide, among other things, that such officers, directors and stockholders will vote all of their shares of Cara common stock: (i) in favor of adopting the Merger Agreement and approving the Merger, the Cara Proposals, and the other Contemplated Transactions, (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger and (iii) against any Acquisition Proposal.
Concurrently with the execution of the Merger Agreement, executive officers, directors and certain stockholders of Tvardi entered the Tvardi Support Agreements in favor of Cara relating to the Merger. The Tvardi Support Agreements provide, among other things, that such executive officers, directors and stockholders vote all of their shares of Tvardi capital stock: (i) in favor of adopting the Merger Agreement and approving the Merger, the Tvardi Stockholder Matters, and the other Contemplated Transactions, (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger and (iii) against any Acquisition Proposal.
Lock-Up Agreements
Concurrently with the execution of the Merger Agreement, certain executive officers, directors, and stockholders of Tvardi entered into the Lock-Up Agreements, pursuant to which such persons accepted certain restrictions on transfers of the shares of Cara common stock held by such persons for the 180-day period following the Effective Time. In addition, the director of Cara designated prior to Closing, to serve on the Combined Company Board is expected to enter into the Lock-Up Agreement. Cara or the Combined Company Board following the Closing may, in their sole discretion, release any of the securities subject to these Lock-Up Agreements at any time.
Convertible Notes
In multiple closings held between December 4, 2024 and December 13, 2024, Tvardi issued and sold or will issue and sell Convertible Notes to several investors in an aggregate amount of approximately $28.3 million, which accrue simple interest at 8% per annum and mature on December 31, 2026. Upon the closing of the Merger with Cara, the outstanding principal balance of such notes and all accrued and unpaid interest will be automatically converted into Conversion Shares, at a conversion price equal to 80% of the implied valuation of the combined company in the Merger. The Conversion Shares shall be calculated by multiplying the Post-Closing Cara Shares by (a) the quotient obtained by dividing (i) the Implied Note Valuation by (ii) the Aggregate Post-Bridge Valuation. The Post-Closing Shares means the quotient obtained by dividing the Cara Outstanding Shares by the Cara Allocation Percentage. The Implied Note Valuation means the quotient obtained by dividing (a) the principal amount of the Convertible Notes plus all accrued and unpaid interest by (b) 80%. The Aggregate Post-Bridge Valuation means the sum of (i) the Tvardi Valuation, plus (ii) the Cara Valuation plus (iii) the Implied Note Valuation. The Conversion Shares issued with respect to the 20% discount under the terms of the Convertible Notes (Note Conversion Discount Shares) shall dilute the pre-Merger equityholders of Tvardi as part of calculating the Exchange Ratio. The remaining Conversion Shares shall dilute the pre-Merger Cara equityholders and the pre-Merger Tvardi equityholders on a pro rata basis. Immediately following the conversion of the Convertible Notes, the pre-Merger equityholders of Cara are expected to hold approximately 15.25% of the shares of Cara common stock, the pre- Merger equityholders of Tvardi are expected to hold approximately 72.21% of the shares of Cara common stock, and the holders of the Convertible Notes are expected to hold approximately 12.54% of the shares of Cara common stock, in each case of Cara and Tvardi, on a fully diluted basis and subject to further adjustment as further described below. The expected post-Merger equity ownership split percentages are based on the assumed Exchange Ratio of 0.2042 and an amount of Conversion Shares equal to approximately 1,921,436 and are subject to adjustments based on the final Exchange Ratio and final amount of Conversion Shares. For more information about the calculation of the Conversion Shares or the Exchange Ratio see the section titled “The Merger Agreement — Merger Consideration and Exchange Ratio”.

In the event the Merger does not close, the Convertible Notes are convertible as follows:
•
In the event of a subsequent equity offering of Tvardi in which Tvardi raises at least $15,000,000, not including the conversion of the Convertible Notes, into equity securities of Tvardi issued in such equity offering, at a conversion price equal to the lesser of (i) the price paid per share for equity securities by the investors in such financing multiplied by 0.8, and (ii) the quotient resulting from dividing $252,000,000 by the number of fully diluted shares of common stock of the Company immediately prior to the financing and prior to the conversion of the Convertible Notes;

•
In the event of a subsequent equity offering of Tvardi in which Tvardi raises less than $15,000,000, the noteholders may elect to make the conversion as set forth above; and

•
In the event Tvardi completes an initial public offering (IPO) of its common stock, into shares of Tvardi common stock at a conversion price equal to the lesser of (i) 80% of the initial public offering price per share in the IPO and (ii) the price obtained by dividing $300,000,000 by the number of fully diluted shares of the Company’s common stock immediately prior to the IPO and prior to the conversion of the Convertible Notes.

ASSET SALE
On December 17, 2024, Cara and its subsidiary, Royalty Sub, entered into an APA with CSL Vifor, pursuant to which, at the consummation of the transaction, Sellers will sell to CSL Vifor and CSL Vifor will acquire from Sellers certain assets and rights for the development, manufacture and commercialization of difelikefalin as well as certain associated liabilities for a purchase price of $900,000 (subject to certain adjustments with respect to inventory). Pursuant to the APA, in connection with the consummation of the Asset Disposition, CSL Vifor and HCR have entered into a letter agreement with Cara providing that CSL Vifor and HCR will, subject to the satisfaction of conditions to closing under the APA, enter into an amended and restated purchase agreement to amend and replace the Original HCR Agreement, by and among Royalty Sub, HCRX and HCR IV. Upon entering into the amended and restated purchase agreement, effective as of the closing of the Asset Disposition: (i) CSL Vifor will be obligated to make certain payments to HCR from and after the date thereof relating to certain revenue and/or royalties from difelikefalin, (ii) each of the Contribution Agreement, the License Agreement and the Pledge Agreement (each as defined in the Original HCR Agreement) shall be terminated, and (iii) Sellers shall have no further payment or other obligations to HCR under the Original HCR Agreement. Additionally, pursuant to the APA, at the consummation of the Asset Disposition, Cara has agreed to pay CSL Vifor $3.0 million to compensate CSL Vifor for the estimated incremental future expenses to be incurred by CSL Vifor as a result of the transfer of the assets to be acquired and the liabilities to be assumed by it in connection with the Asset Disposition.
The Asset Disposition is subject to certain conditions to closing, including either (i) the consummation of the Merger concurrently with the Asset Disposition or (ii) the receipt of the requisite stockholder approval needed to approve the Asset Disposition in the event that the Merger is terminated. Other conditions to closing include there being no preliminary or permanent injunctions prohibiting the Asset Disposition, there being no proceedings pending by a governmental authority seeking to enjoin the Asset Disposition and Sellers receiving certain required third party consents in connection with the Asset Disposition.
The APA provides for certain termination rights of Sellers and CSL Vifor, including the right of either CSL Vifor or Cara to terminate the APA if (a) there is a permanent and nonappealable prohibition on the consummation of the Asset Disposition, (b) the Asset Disposition has not occurred by June 30, 2025 (which date shall be automatically extended in one-month increments until October 30, 2025 in certain instances if the Merger is not closed by June 30, 2025) or (c) if a meeting of Cara’s stockholders has been held for the stockholders to consider and vote upon the APA and the Asset Disposition and the stockholders have not voted in favor of adopting the APA and approving the Asset Disposition at such stockholder meeting. Either party may also terminate the APA if the other party breaches its obligations under the APA in certain instances and subject to customary cure protections.
The APA contains representations, warranties, and covenants of the parties, including, among others, a covenant that requires (i) Sellers to operate their business in the ordinary course during the period between the execution of the APA and consummation of the Asset Disposition and to not engage in certain kinds of activities or transactions during such period (subject to either prior consent of CSL Vifor or customary limited exceptions), (ii) the parties to use their reasonable best efforts to complete certain transition steps in connection with the consummation of the Asset Disposition, and (iii) Sellers to use their commercially reasonable efforts to obtain any needed consents and provide any needed notices in connection with the Asset Disposition.

MATTERS BEING SUBMITTED TO A VOTE OF CARA’S STOCKHOLDERS
PROPOSAL NO. 1 (THE STOCK ISSUANCE PROPOSAL):
APPROVAL OF THE ISSUANCE OF SHARES OF CARA COMMON STOCK
PURSUANT TO THE MERGER
At the Cara special meeting, Cara’s common stockholders will be asked to approve the issuance of Cara common stock to Tvardi’s stockholders pursuant to the Merger Agreement, which (i) shares of Cara common stock to be issued pursuant to the Merger will represent more than 20% of the shares of Cara common stock outstanding immediately prior to the Merger and (ii) result in the change of control resulting from the Merger, pursuant to Rules 5635(a) and 5635(b) of Nasdaq, respectively. Immediately following the Merger, the pre-Merger equityholders of Cara are expected to hold approximately 15.25% of the shares of Cara common stock, the pre-Merger equityholders of Tvardi are expected to hold approximately 72.21% of the shares of Cara common stock and the holders of the Convertible Notes are expected to hold approximately 12.54% of the shares of Cara common stock, in each case, on a fully diluted basis, subject to certain assumptions, including Cara Net Cash at Closing being between $22.875 million and $23.125 million. Cara will assume unexercised options to purchase shares of Tvardi common stock, and such securities will be converted into options to purchase shares of Cara common stock.
The terms of, reasons for and other aspects of the Merger Agreement, the Merger, the issuance of Cara common stock pursuant to the Merger Agreement and the change of control resulting from the Merger are described in detail in the other sections in this proxy statement/prospectus.
Required Vote; Recommendation of the Cara Board
The affirmative vote of a majority of the votes cast by holders of shares present at the meeting (by virtual attendance) or represented by proxy and voting on the matter at the Cara special meeting is required to approve Proposal No. 1. Abstentions and broker non-votes will have no effect on the outcome of this proposal. It is anticipated that Proposal No. 1 will be a non-discretionary proposal considered non-routine under the rules of the NYSE, which generally controls the ability of brokers to vote or not vote shares held in street name on certain matters, and thus may result in broker non-votes.
THE CARA BOARD UNANIMOUSLY RECOMMENDS THAT CARA’S COMMON STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE THE ISSUANCE OF SHARES OF CARA COMMON STOCK PURSUANT TO THE MERGER AND THE CHANGE OF CONTROL RESULTING FROM THE MERGER. THE APPROVAL OF PROPOSAL NO. 1 IS REQUIRED TO CONSUMMATE THE MERGER.

PROPOSAL NO. 2 (THE EQUITY PLAN PROPOSAL): APPROVAL OF EQUITY PLAN PROPOSAL
Overview
Cara stockholders are also being asked to consider and vote upon the Equity Plan Proposal to approve the combined company’s 2025 Equity Incentive Plan, which we refer to herein as the “2025 Plan.” The Cara Board approved the 2025 Plan on February 6, 2025, subject to stockholder approval at the Cara special meeting. If stockholders approve the Equity Plan Proposal, the 2025 Plan will become effective on the consummation of the Merger. If the 2025 Plan is not approved by the stockholders, it will not become effective and no awards will be granted thereunder. If stockholders approve the Equity Plan Proposal, but the Merger is not consummated, the 2025 Plan will not come into effect. The 2025 Plan is described in more detail below.
If the 2025 Plan is approved by the Cara stockholders and the closing of the Merger occurs, effective from and after the closing, no new grants will be made under Cara’s 2014 Equity Incentive Plan (2014 Plan); in any event, any outstanding awards granted under the 2014 Plan will remain outstanding and will continue to be governed by the terms of the 2014 Plan and the relevant award agreements.
General Information
The purpose of the 2025 Plan is to provide a means whereby the combined company can secure and retain the services of employees, directors and consultants, to provide incentives for such persons to exert maximum efforts for the success of the combined company and its affiliates and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the combined company’s common stock through the granting of awards under the 2025 Plan.
Approval of the 2025 Plan by Cara stockholders is required, among other things, in order to comply with stock exchange rules requiring stockholder approval of equity compensation plans and allow the grant of incentive stock options (ISOs), restricted stock unit (RSU) awards and other awards under the 2025 Plan. If the Equity Plan Proposal is approved by Cara stockholders, the 2025 Plan will become effective as of the date of the consummation of the Merger. In the event that our stockholders do not approve the Equity Plan Proposal, the 2025 Plan will not become effective.
The combined company’s equity compensation program, as implemented under the 2025 Plan, will allow the combined company to be competitive with comparable companies in its industry by giving it the resources to attract and retain talented individuals to achieve its business objectives and build shareholder value. It is critical to the combined company’s long-term success that the interests of employees and other service providers are tied to its success as “owners” of the business. Approval of the 2025 Plan will allow the combined company to grant stock options and other equity awards at levels it determines to be appropriate in order to attract new employees and other service providers, retain existing employees and service providers and to provide incentives for such persons to exert maximum efforts for the combined company’s success and ultimately increase shareholder value. The 2025 Plan allows the combined company to utilize a broad array of equity incentives with flexibility in designing equity incentives, including traditional stock option grants, stock appreciation rights, restricted stock awards, RSU awards, other stock awards and performance awards to offer competitive equity compensation packages in order to retain and motivate the talent necessary for the combined company.
If the request to approve the 2025 Plan is approved by our stockholders, a number of shares of combined company common stock will be available for grant under the 2025 Plan equal to the product of (i) ten percent (10%), multiplied by (ii) the total number of shares of Common Stock (as defined in the 2025 Plan) determined as of immediately following the closing of the Merger, subject to adjustment for specified changes in the combined company’s capitalization. The Tvardi options that are converted into combined company stock as part of the Merger are not counted against the foregoing equity pool established by the 2025 Plan. In addition, as further described below under the section titled “Description of the 2025 Plan — Authorized Shares,” during each of the calendar years 2026 through 2030 the share reserve is subject to annual increases of up to five percent (5%) of the total number of shares of the Fully Diluted Common Stock (as defined in the 2025 Plan) outstanding on a fully diluted basis as of December 31 of the preceding year (at the discretion of the combined company’s board of directors and without any further action by the combined company’s stockholders). The Cara Board believes this pool size is necessary to provide sufficient reserved shares for a level of grants that will attract, retain, and motivate employees and other participants.
Description of the 2025 Plan
A summary description of the material features of the 2025 Plan is set forth below. The following summary does not purport to be a complete description of all the provisions of the 2025 Plan and is qualified by reference to the 2025 Plan, a copy of which is attached to this proxy statement/prospectus as Annex D and incorporated by reference in its entirety. Annex D reflects the change in name of Cara to Tvardi Therapeutics, Inc., as the 2025 Plan will not be effective unless and until the Merger closes. Cara stockholders should refer to the 2025 Plan for more complete and detailed information about the terms and conditions of the 2025 Plan.
Eligibility.   Any individual who is an employee of the combined company or any of its affiliates, or any person who provides services to the combined company or its affiliates, including members of the combined company’s board of directors, is eligible to receive awards under the 2025 Plan at the discretion of the plan administrator. If this Proposal is approved by the stockholders, all nonemployee directors of the combined company (presently expected to be six individuals), all 13 of the combined company’s employees, and 7 consultants (who are expected to be employed or engaged by the combined company as of the anticipated closing date of the Merger) will be eligible to receive awards following the consummation of the Merger.
Awards.   The 2025 Plan provides for the grant of ISOs to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options (NSOs), stock appreciation rights, restricted stock awards, RSU awards, performance awards and other forms of awards to employees, directors and consultants, including employees and consultants of the combines company’s affiliates.
Authorized Shares.   Initially, the maximum number of shares of combined company common stock that may be issued under the 2025 Plan after it becomes effective will not exceed a number of shares of combined company common stock equal to the product of (i) ten percent (10%), multiplied by (ii) the total number of shares of the Common Stock determined as of immediately following the closing of the Merger (the Share Reserve). The Tvardi options that are converted into combined company stock as part of the Merger are not counted in the Share Reserve. In addition, the Share Reserve may be increased at the discretion of the combined company’s board of directors (and without any further action by the combined company’s stockholders) on January 1 of each year for a period of five years, commencing on January 1, 2026 and ending on January 1, 2030, in an amount not to exceed five percent (5%) of the total number of shares of the Fully Diluted Common Stock determined on December 31 of the preceding year, if the combined company’s board of directors acts prior to January 1 of a given year to provide that the increase for such year will occur and to determine the applicable number of additional shares of combined company common stock. In the absence of action by the combined company’s board of directors, no such increase will automatically occur. The maximum number of shares of combined company common stock that may be issued on the exercise of ISOs under the 2025 Plan is equal to three multiplied by the Share Reserve. As of February 12, 2025, the closing price of Cara common stock as reported on Nasdaq was $5.25 per share.
Shares subject to stock awards granted under the 2025 Plan that expire or terminate without being exercised or otherwise issued in full or that are paid out in cash rather than in shares do not reduce the Share Reserve. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax withholding obligation do not reduce the Share Reserve. If any shares of combined company common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by the combined company (1) because of the failure to meet a contingency or vest, (2) to satisfy the exercise, strike or purchase price of an award, or (3) to satisfy a tax withholding obligation in connection with an award, the shares that are forfeited or repurchased or reacquired will revert back to the Share Reserve and will again become available for issuance under the 2025 Plan.
Non-Employee Director Compensation Limit.   The aggregate value of all compensation granted or paid to any non-employee director with respect to any period commencing on the date of the combined company’s annual meeting of stockholders for a particular year and ending on the day immediately prior to the date of the combined company’s annual meeting of stockholders for the next subsequent year, including stock awards granted and cash fees paid to such non-employee director, will not exceed $750,000 in total value, or in the event such non-employee director is first appointed or elected to the combined company’s board of directors during such annual period, $1,000,000 in total value (in each case, calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes). Compensation will count towards this limit for the annual period in which it was granted or earned, and not later when distributed, in the event it is deferred.
Plan Administration.   The combined company’s board of directors, or a duly authorized committee thereof, will administer the 2025 Plan and is referred to as the “plan administrator” herein. The combined company’s board of directors may also delegate to one or more persons or bodies the authority to do one or more of the following: (i) designate recipients (other than officers) of specified stock awards, provided that no person or body may be delegated authority to grant a stock award to themself; (ii) determine the number of shares subject to such stock award; and (iii) determine the terms of such stock awards. Under the 2025 Plan, the combined company’s board of directors has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value and exercise price, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award, subject to the limitations of the 2025 Plan.
Under the 2025 Plan, the combined company’s board of directors also generally has the authority to effect, without the approval of stockholders but with the consent of any materially adversely affected participant, (1) the reduction of the exercise, purchase, or strike price of any outstanding option or stock appreciation right; (2) the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefore of other awards, cash, or other consideration; or (3) any other action that is treated as a repricing under generally accepted accounting principles.
Stock Options.   ISOs and NSOs are granted under stock option agreements approved by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2025 Plan, provided that the exercise price of a stock option cannot be less than 100% of the fair market value of a share of combined company common stock on the date of grant. Options granted under the 2025 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.
The plan administrator determines the term of stock options granted under the 2025 Plan, up to a maximum of 10 years. Unless the terms of a participant’s stock option agreement provide otherwise or as otherwise provided by the plan administrator, if a participant’s service relationship with the combined company or any of the combined company’s affiliates ceases for any reason other than disability, death, or cause, the participant may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. Unless the terms of a participant’s stock option agreement provide otherwise or as otherwise provided by the plan administrator, if a participant’s service relationship with the combined company or any of the combined company’s affiliates ceases due to death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary of the participant may generally exercise any vested options for a period of 18 months following the date of death. Unless the terms of a participant’s stock option agreement provide otherwise or as otherwise provided by the plan administrator, if a participant’s service relationship with the combined company or any of the combined company’s affiliates ceases due to disability, the participant may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.
The plan administrator will determine the manner of payment of the exercise of a stock option, which may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of combined company common stock previously owned by the participant, (4) a net exercise of the option if it is an NSO or (5) other legal consideration approved by the plan administrator.
Tax Limitations on ISOs.   The aggregate fair market value, determined at the time of grant, of combined company common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of the combined company’s stock plans may not exceed $100,000.

Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the combined company’s total combined voting power or that of any of the combined company’s parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.
Restricted Stock Unit Awards.   RSU awards are granted under RSU award agreements approved by the plan administrator. RSU awards may be granted in consideration for any form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. The plan administrator determines the terms and conditions of RSU awards, including vesting and forfeiture terms, as well as the manner of settlement, which may be by cash, delivery of shares of combined company common stock, a combination of cash and shares of combined company common stock, or in any other form of consideration set forth in the RSU award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a RSU award. Except as otherwise provided in the applicable award agreement or by the plan administrator, RSU awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.
Restricted Stock Awards.   Restricted stock awards are granted under restricted stock award agreements approved by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, services to us, or any other form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with the combined company ends for any reason, the combined company may reacquire any or all of the shares of combined company common stock held by the participant that have not vested as of the date the participant terminates service with the combined company through a forfeiture condition or a repurchase right.
Stock Appreciation Rights.   Stock appreciation rights are granted under stock appreciation right agreements approved by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which cannot be less than 100% of the fair market value of combined company common stock on the date of grant. A stock appreciation right granted under the 2025 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of combined company common stock or in any other form of payment, as determined by the plan administrator and specified in the stock appreciation right agreement.
The plan administrator determines the term of stock appreciation rights granted under the 2025 Plan, up to a maximum of 10 years. Unless the terms of a participant’s stock appreciation rights agreement provide otherwise or as otherwise provided by the plan administrator, if a participant’s service relationship with the combined company or any of its affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. Unless the terms of a participant’s stock appreciation rights agreement provide otherwise or as otherwise provided by the plan administrator, if a participant’s service relationship with the combined company or any of its affiliates ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.
Performance Awards.   The 2025 Plan permits the plan administrator to grant performance awards, which may be settled in stock, cash or other property. Performance awards may be structured so that the stock, cash or a combination of stock and cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period as determined by the plan administrator. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, combined company common stock.
Other Stock Awards.   The plan administrator may grant other awards based in whole or in part by reference to combined company common stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.
Changes to Capital Structure.   In the event there is a specified type of change in the capital structure of the combined company, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2025 Plan, (2) the class of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of ISOs (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards, and (5) the performance goals of any award if the change in the capital structure affects such goals.
Corporate Transactions.   The following applies to stock awards under the 2025 Plan in the event of a Corporate Transaction (as defined in the 2025 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with the combined company or one of its affiliates.
In the event of a Corporate Transaction (as defined in the 2025 Plan), stock awards outstanding under the 2025 Plan may be assumed or continued, or substitute awards may be issued, by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by the combined company with respect to the stock award may be assigned to the combined company’s successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or issue substitute awards for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the Corporate Transaction (as defined in the 2025 Plan), or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting will accelerate at 100% of the target level unless otherwise provided in the award agreement) to a date prior to the effective time of the Corporate Transaction (as defined in the 2025 Plan) (contingent upon the effectiveness of the Corporate Transaction) (as defined in the 2025 Plan), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction (as defined in the 2025 Plan), and any reacquisition or repurchase rights held by the combined company with respect to such stock awards will lapse (contingent upon the effectiveness of the Corporate Transaction (as defined in the 2025 Plan)), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the Corporate Transaction (as defined in the 2025 Plan), except that any reacquisition or repurchase rights held by the combined company with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the Corporate Transaction (as defined in the 2025 Plan).
In the event a stock award will terminate if not exercised prior to the effective time of a Corporate Transaction (as defined in the 2025 Plan), the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the value of the property the holder would have received upon the exercise of the award (including, at the discretion of the plan administrator, any unvested portion of such award), over (ii) any per share exercise price payable by such holder. If the exercise price with respect to a stock award is greater than the value of the property the holder would have received upon the exercise of such award (including, at the discretion of the Tvardi Board, any unvested portion of such award), then such award may be cancelled at the effective time for no consideration.
Change in Control.   Awards granted under the 2025 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined in the 2025 Plan) as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.
Transferability.   A participant may not transfer stock awards under the 2025 Plan other than by will, the laws of descent and distribution, or as otherwise provided under the 2025 Plan.

Recoupment.   Awards granted under the 2025 Plan are subject to recoupment in accordance with any clawback policy adopted by the combined company’s board of directors. In addition, the plan administrator may impose other clawback, recovery or recoupment provisions in an award agreement as the plan administrator determines necessary or appropriate, including a reacquisition right in respect of previously acquired shares of our common stock or other cash or property upon the occurrence of cause.
Plan Amendment or Termination.   The combined company’s board of directors has the authority to amend, suspend, or terminate the 2025 Plan at any time, provided that such action does not materially impair (within the meaning of the 2025 Plan) the existing rights of any participant without such participant’s written consent. Certain material amendments also require approval of the combined company’s stockholders. No ISOs may be granted after the tenth anniversary of the date that the Cara Board adopts the 2025 Plan. No stock awards may be granted under the 2025 Plan while it is suspended or after it is terminated.
Material U.S. Federal Income Tax Consequences
The following is a summary of the principal U.S. Federal Income Tax consequences to participants and the combined company with respect to participation in the 2025 Plan, which will not become effective until the date of the consummation of the Merger. No awards will be issued under the 2025 Plan prior to the date of the consummation of the Merger. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current U.S. Federal Income Tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on such participant’s particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local and other tax consequences of the grant, exercise, vesting or settlement of an award or the disposition of stock acquired under the 2025 Plan. The 2025 Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.
Tax Consequences to the Participants
Nonstatutory Stock Options.   Generally, there is no taxation to the participant upon the grant of an NSO. Upon exercise, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the stock option over the exercise price. If the participant is employed by the combined company or one of its affiliates, that income will be subject to withholding taxes. The participant’s tax basis in those shares will be equal to their fair market value on the date of exercise of the stock option, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant.
Incentive Stock Options.   The 2025 Plan provides for the grant of stock options that are intended to qualify as “incentive stock options,” as defined in Section 422 of the Code. A participant generally is not subject to ordinary income tax upon the grant or exercise of an ISO. If the participant holds a share received upon exercise of an ISO for more than two years from the date the stock option was granted and more than one year from the date the stock option was exercised, which is referred to as the required holding period, then the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the exercise price paid by the participant for that share will be long-term capital gain or loss. If, however, a participant disposes of a share acquired upon exercise of an ISO before the end of the required holding period, which is referred to as a disqualifying disposition, then the participant generally will recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the share on the date of exercise of the stock option over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the stock option, the amount of ordinary income recognized by the participant will not exceed the gain, if any, realized on the sale. If the amount realized on a disqualifying disposition exceeds the fair market value of the share on the date of exercise of the stock option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year. For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired upon exercise of an ISO exceeds the exercise price of the stock option generally will be an adjustment included in the participant’s alternative minimum taxable income for the year in which the stock option is exercised. If, however, there is a disqualifying disposition of the share in the year in which the stock option is exercised, there will be no adjustment for alternative minimum tax purposes with respect to that share. In computing alternative minimum taxable income, the tax basis of a share acquired upon exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the stock option is exercised.
Restricted Stock Awards.   Generally, a participant who is granted a restricted stock award will recognize ordinary income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the participant in exchange for the stock. If, however, the stock is subject to restrictions constituting a substantial risk of forfeiture when it is received (for example, if the employee is required to work for a period of time in order to have the right to transfer or sell the stock), the participant generally will not recognize income until the restrictions constituting the substantial risk of forfeiture lapse, at which time the participant will recognize ordinary income equal to the excess, if any, of the fair market value of the stock on the date of such lapse over any amount paid by the participant in exchange for the stock. A participant may, however, file an election with the Internal Revenue Service, within 30 days following the date of grant, to recognize ordinary income, as of the date of grant, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the participant for the stock. The participant’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock award will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the restrictions constituting a substantial risk of forfeiture lapse.
Restricted Stock Unit Awards.   Generally, a participant who is granted an RSU award will recognize ordinary income at the time the stock is delivered equal to (i) the excess, if any, of the fair market value of the stock received over any amount paid by the participant in exchange for the stock or (ii) the amount of cash paid to the participant. The participant’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from an RSU award will be the amount paid for such shares plus any ordinary income recognized when the stock is delivered, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant.
Stock Appreciation Rights.   Generally, a participant who is granted a stock appreciation right will recognize ordinary income equal to the fair market value of the stock or cash received upon such exercise.
Performance Awards and Other Stock Awards.   Generally, a participant who is granted a performance award or other stock award will recognize ordinary income equal to the fair market value of the stock received over any amount paid by the participant in exchange for such stock, or the amount of cash paid to the participant.
Tax Consequences to the Combined Company
General.   In each case described above, the combined company will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant with respect to the stock award at the same time the participant recognizes such ordinary income. The combined company’s ability to realize the benefit of any tax deductions depends on the combined company’s generation of taxable income as well as the requirement of reasonableness and the satisfaction of the combined company’s tax reporting obligations.
Compensation of Covered Employees.   The ability of the combined company to obtain a deduction for amounts paid under the 2025 Plan could be limited by Section 162(m) of the Code. Section 162(m) of the Code limits the combined company’s ability to deduct compensation, for U.S. Federal Income Tax purposes, paid during any year to a “covered employee” (within the meaning of Section 162(m) of the Code) in excess of $1 million.
Golden Parachute Payments.   The ability of the combined company (or the ability of one of its subsidiaries) to obtain a deduction for future payments under the 2025 Plan could also be limited by the golden parachute rules of Section 280G of the Code, which prevent the deductibility of certain “excess parachute payments” made in connection with a change in control of an employer-corporation.

New Plan Benefits
The awards, if any, that will be made to eligible persons under the 2025 Plan are subject to the discretion of the compensation committee of the combined company’s board of directors. Therefore, Cara cannot currently determine the benefits or number of shares subject to awards that may be granted in the future.
Registration with the SEC
If the 2025 Plan is approved by Cara stockholders and becomes effective, the combined company intends to file a registration statement on Form S-8 registering the shares reserved for issuance under the 2025 Plan as soon as reasonably practicable after the combined company becomes eligible to use such form.
Required Vote; Recommendation of the Cara Board
The affirmative vote of a majority of the votes cast by holders of shares present at the meeting (by virtual attendance) or represented by proxy and voting on the matter at the Cara special meeting is required to approve Proposal No. 2. Abstentions and broker non-votes will have no effect on the outcome of this proposal. It is anticipated that Proposal No. 2 will be a non-discretionary proposal considered non-routine under the rules of NYSE, which generally controls the ability of brokers to vote or not vote shares held in street name on certain matters, and thus may result in broker non-votes.
The Equity Plan Proposal is conditioned upon the consummation of the Merger. Therefore, if approval of the Merger is not obtained, the Equity Plan Proposal will have no effect, even if approved by Cara stockholders.
The Merger cannot be consummated without the approval of the Stock Issuance Proposal, Reverse Stock Split Proposal and the Authorized Share Proposal at the Cara special meeting.
THE CARA BOARD UNANIMOUSLY RECOMMENDS THAT THE CARA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE EQUITY PLAN PROPOSAL.
When you consider the recommendation of the Cara Board in favor of approval of the 2025 Plan, you should keep in mind that certain of Cara’s directors and officers have interests in the 2025 Plan that are different from in addition to, or in conflict with your interests as a stockholder, including, among other things, the existence of financial and personal interests, which may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Cara and its stockholders and what he, she or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. In addition, Cara’s officers have interests in the Merger that may conflict with your interests as a stockholder. See the section titled “The Merger — Interests of Cara Directors and Executive Officers in the Merger” for a further discussion of these considerations.

PROPOSAL NO. 3 (THE ESPP PROPOSAL): APPROVAL OF ESPP PROPOSAL
Overview
Cara’s stockholders are also being asked to consider and vote upon the ESPP Proposal to approve the combined company’s 2025 Employee Stock Purchase Plan, which we refer to herein as the “ESPP.” The Cara Board approved the ESPP on February 6, 2025, subject to stockholder approval at the Cara special meeting. If Cara stockholders approve the ESPP Proposal, the ESPP will become effective on the consummation of the Merger. If the ESPP is not approved by the stockholders, it will not become effective. If stockholders approve the ESPP Proposal, but the Merger is not consummated, the ESPP will not come into effect. The ESPP is described in more detail below.
General Information
The purpose of the ESPP is to provide a means whereby the combined company can align the long-term financial interests of its employees with the financial interests of its stockholders. In addition, the combined company board of directors believes that the ability to allow employees to purchase shares of combined company common stock following the consummation of the Merger will help the combined company to attract, retain, and motivate employees and encourage employees to devote their best efforts to the combined company’s business and financial success.
Approval of the ESPP by combined company stockholders will allow the combined company to provide its employees with the opportunity to acquire an ownership interest in the combined company through their participation in the ESPP, thereby encouraging them to remain in service and more closely aligning their interests with those of the combined company’s stockholders.
Description of the ESPP
The material features of the ESPP are described below. The following description of the ESPP is a summary only. This summary is not a complete statement of the ESPP and is qualified in its entirety by reference to the complete text of the ESPP, a copy of which is attached hereto as Annex E and incorporated into this proxy statement/prospectus by reference. Annex E reflects the change in name of Cara to Tvardi Therapeutics, Inc., as the ESPP will not be effective unless and until the Merger closes. Cara stockholders should refer to the ESPP for more complete and detailed information about the terms and conditions of the ESPP.
As stated above, the purpose of the ESPP is to provide a means by which eligible employees of the combined company and certain designated companies may be given an opportunity to purchase shares of combined company common stock following the consummation of the Merger, to assist the combined company in retaining the services of eligible employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the combined company’s success. The ESPP includes two components: a 423 Component and a Non-423 Component. The combined company intends that the share purchase rights under the 423 Component will qualify as options issued under an “employee stock purchase plan” as that term is defined in Section 423(b) of the Code. The share purchase rights under the Non-423 Component will not qualify as options that are subject to Section 423(b) of the Code. Except as otherwise provided in the ESPP or determined by the combined company’s board of directors, the Non-423 Component will operate and be administered in the same manner as the 423 Component.
Share Reserve.   Following the consummation of the Merger, the maximum number of shares of combined company common stock that may be issued under the ESPP will not exceed the number of shares of combined company common stock equal to one percent (1%) of the Common Stock (as defined in the ESPP) determined as of immediately following the closing of the Merger, subject to adjustment for specified changes in the combined company’s capitalization (Initial Share Reserve). Additionally, the number of shares of combined company common stock reserved for issuance under the ESPP will automatically increase on January 1 of each year for a period of up to ten years, beginning on January 1, 2026 and continuing through and including January 1, 2035, by an amount equal to the lesser of (i) one percent (1%) of the total number of shares of the Fully Diluted Common Stock (as defined in the ESPP) determined on December 31 of the preceding year, and (ii) a number of shares equal to three times the Initial Share Reserve.

Notwithstanding the foregoing, the combined company’s board of directors may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of shares. Shares issuable under the ESPP may be shares of authorized but unissued or reacquired combined company common stock, including shares purchased by the combined company on the open market. Shares subject to purchase rights granted under the ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under the ESPP. As of February 12, 2025, the closing price of Cara common stock as reported on Nasdaq was $5.25 per share.
Administration.   The combined company’s board of directors, or a duly authorized committee thereof, will administer the ESPP.
Eligibility.   The combined company’s employees and the employees of any of its designated affiliates, will be eligible to participate in the ESPP, provided they may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by the administrator: (1) customary employment with the combined company or one of its affiliates for more than 20 hours per week and more than five months per calendar year or (2) continuous employment with the combined company or one of its affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. In addition, the combined company’s board of directors may also exclude from participation in the ESPP or any offering, employees who are “highly compensated employees” (within the meaning of Section 423(b)(4)(D) of the Code) or a subset of such highly compensated employees. If this Proposal No. 3 is approved by the Cara stockholders, all 13 employees of the combined company and its related corporations (who are expected to be employed by the combined company as of the anticipated closing date of the Merger) will be eligible to participate in the ESPP following the consummation of the Merger. An employee may not be granted rights to purchase stock under the 423 Component of the ESPP (a) if such employee immediately after the grant would own stock (including stock issuable upon exercise of all such employee’s purchase rights) possessing 5% or more of the total combined voting power or value of all classes of combined company common stock or (b) to the extent that such rights would accrue at a rate that exceeds $25,000 worth of combined company common stock for each calendar year that the rights remain outstanding. The combined company’s board of directors may approve different eligibility rules for the Non-423 Component.
Offerings.   The 423 Component of the ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code. The administrator may specify offerings under the 423 Component with a duration of not more than 27 months and may specify one or more shorter purchase periods within each offering. For the Non-423 Component, the administrator may specify offerings, and purchase periods within each offering, as determined by the administrator. Each offering will have one or more purchase dates on which shares of combined company common stock will be purchased for the employees who are participating in the offering. The administrator, in its discretion, will determine the other terms of offerings under the ESPP. The administrator has the discretion to structure an offering so that if the fair market value of a share of combined company common stock on any purchase date during the offering period is less than or equal to the fair market value of a share of combined company common stock on the first day of the offering period, then that offering will terminate immediately, and the participants in such terminated offering will be automatically enrolled in a new offering that begins immediately after such purchase date.
A participant may not transfer purchase rights under the ESPP other than by will, the laws of descent and distribution, or as otherwise provided under the ESPP.
Payroll Deductions.   The ESPP permits participants to purchase shares of combined company common stock through payroll deductions, subject to such limitations as the administrator specifies. The administrator may limit a participant’s payroll deductions to a certain percentage or amount of pay, or by limiting the number of shares that may be purchased during the offering.
Purchase Price.   Unless otherwise determined by the administrator, the purchase price of the shares will be 85% of the lesser of the fair market value of combined company common stock on the first day of an offering or on the applicable date of purchase.
Withdrawal.   Participants may withdraw from an offering by delivering a withdrawal form to the combined company and terminating their contributions. Such withdrawal may be elected at any time prior to the end of an offering, except as otherwise provided by the administrator. Upon such withdrawal, the combined company will distribute to the employee such employee’s accumulated but unused contributions without interest (unless otherwise required by law), and such employee’s right to participate in that offering will terminate. However, an employee’s withdrawal from an offering does not affect such employee’s eligibility to participate in any other offerings under the ESPP.
Termination of Employment.   A participant’s rights under any offering under the ESPP will terminate immediately if the participant either (i) is no longer employed by the combined company or any of its parent or subsidiary companies (subject to any post-employment participation period required by law) or (ii) is otherwise no longer eligible to participate. In such event, the combined company will distribute to the participant such participant’s accumulated but unused contributions, without interest (unless otherwise required by law).
Corporate Transactions.   In the event of certain specified significant corporate transactions, such as a Merger or change in control, a successor corporation may assume, continue, or substitute each outstanding purchase right. If the successor corporation does not assume, continue, or substitute for the outstanding purchase rights, the offering in progress will be shortened and a new purchase date will be set. The participants’ purchase rights will be exercised on the new purchase date and such purchase rights will terminate immediately thereafter.
Amendment and Termination.   The combined company’s board of directors has the authority to amend, suspend, or terminate the ESPP, at any time and for any reason, provided certain types of amendments will require the approval of the combined company’s stockholders. Any benefits, privileges, entitlements and obligations under any outstanding purchase rights granted before an amendment, suspension or termination of the ESPP will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such purchase rights were granted, (ii) as necessary to facilitate compliance with any laws, listing requirements, or governmental regulations, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. The ESPP will remain in effect until terminated by the combined company’s board of directors in accordance with the terms of the ESPP.
Material U.S. Federal Income Tax Consequences
The following is a summary of the principal U.S. Federal Income Tax consequences to participants and the combined company with respect to participation in the ESPP. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current U.S. Federal Income Tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on such participant’s particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local, and other tax consequences of the grant or exercise of a purchase right or the sale or other disposition of combined company common stock acquired under the ESPP. The ESPP is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended. The combined company’s ability to realize the benefit of any tax deductions described below depends on the combined company’s generation of taxable income, the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of tax reporting obligations.
423 Component.   Rights granted under the 423 Component of the ESPP are intended to qualify for favorable U.S. Federal Income Tax treatment associated with rights granted under an employee stock purchase plan which qualifies under the provisions of Section 423 of the Code.
A participant will be taxed on amounts withheld for the purchase of shares combined company common stock as if such amounts were actually received. Otherwise, no income will be taxable to a participant as a result of the granting or exercise of a purchase right until a sale or other disposition of the acquired shares. The taxation upon such sale or other disposition will depend upon the holding period of the acquired shares.
If the shares are sold or otherwise disposed of more than two years after the beginning of the offering period and more than one year after the shares are transferred to the participant, then the lesser of the following will be treated as ordinary income: (i) the excess of the fair market value of the shares at the time of such sale or other disposition over the purchase price; or (ii) the excess of the fair market value of the shares as of the beginning of the offering period over the purchase price (determined as of the beginning of the offering period). Any further gain or any loss will be taxed as a long-term capital gain or loss.
If the shares are sold or otherwise disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the shares on the purchase date over the purchase price will be treated as ordinary income at the time of such sale or other disposition. The balance of any gain will be treated as capital gain. Even if the shares are later sold or otherwise disposed of for less than their fair market value on the purchase date, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the shares on such purchase date. Any capital gain or loss will be short-term or long-term, depending on how long the shares have been held.
There are no U.S. Federal Income Tax consequences to the combined company by reason of the grant or exercise of rights under the 423 Component. The combined company is entitled to a deduction to the extent amounts are taxed as ordinary income to a participant for shares sold or otherwise disposed of before the expiration of the holding periods described above.
Non-423 Component.   A participant will be taxed on amounts withheld for the purchase of shares of combined company common stock as if such amounts were actually received. Under the Non-423 Component, at the time of exercise of the purchase rights, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the purchase right over the purchase price. Such income will be subject to withholding taxes. The participant’s tax basis in those shares will be equal to their fair market value on the date of exercise of the purchase right, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant.
There are no U.S. Federal Income Tax consequences to the combined company by reason of the grant of rights under the Non-423 Component. The combined company is entitled to a deduction to the extent amounts are taxed as ordinary income to a participant at the time of exercise of the purchase rights.
New Plan Benefits
Participation in the ESPP is voluntary and each eligible employee will make such employee’s own decision regarding whether and to what extent to participate in the ESPP. Therefore, Cara cannot currently determine the benefits or number of shares subject to purchase rights and a new plan benefits table is thus not provided.
Required Vote; Recommendation of the Cara Board
The affirmative vote of a majority of the votes cast by holders of shares present at the meeting (by virtual attendance) or represented by proxy and voting on the matter at the Cara special meeting is required to approve Proposal No. 3. Abstentions and broker non-votes will have no effect on the outcome of this proposal. It is anticipated that Proposal No. 3 will be a non-discretionary proposal considered non-routine under the rules of NYSE, which generally controls the ability of brokers to vote or not vote shares held in street name on certain matters, and thus may result in broker non-votes.
The ESPP Proposal is conditioned upon the consummation of the Merger. Therefore, if approval of the Merger is not obtained, the ESPP Proposal will have no effect, even if approved by Cara stockholders.
The Merger cannot be consummated without the approval of the Stock Issuance Proposal, Reverse Stock Split Proposal and the Authorized Share Proposal at the Cara special meeting.
THE CARA BOARD UNANIMOUSLY RECOMMENDS THAT THE CARA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.
When you consider the recommendation of the Cara Board in favor of approval of the ESPP, you should keep in mind that certain of Cara’s directors and officers have interests in the ESPP that are different from, in addition to, or in conflict with, your interests as a stockholder, including, among other things, the existence of financial and personal interests, which may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Cara and its stockholders and what he, she or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. In addition, Cara’s officers have interests in the Merger that may conflict with your interests as a stockholder. See the section titled “The Merger — Interests of Cara Directors and Executive Officers in the Merger” for a further discussion of these considerations.
Equity Compensation Plan Information
The following table provides information as of December 31, 2024 with respect to the shares of Cara common stock that may be issued under Cara’s existing equity compensation plans.
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights(2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in first column)(3)
Equity compensation plans approved by security holders(1)	420,373	$86.35	494,275
Equity compensation plans not approved by security holders	—	$—	25,000(4)
Total	420,373	$86.35	519,275

(1)
Includes the 2014 Plan.

(2)
Cara grants full value RSUs which skew the weighted average exercise price down since there is no strike price. Excluding RSUs, Cara had 340,460 securities issued from plans approved by security holders, comprised of stock options, with a weighted average exercise price of $106.62 per share.

(3)
All of these shares are available for future issuance under the 2014 Plan. Further, pursuant to the terms of the 2014 Plan, the aggregate number of shares of common stock reserved for issuance under the 2014 Plan automatically increases on January 1 of each year, through and including January 1, 2024, by 3% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by the Cara Board.

(4)
Includes shares of common stock issuable pursuant to Cara’s 2019 Inducement Plan (2019 Plan).

PROPOSAL NO. 4 (THE REVERSE STOCK SPLIT PROPOSAL): APPROVAL OF AN AMENDMENT TO THE CARA AMENDED AND RESTATED CERTIFICATE OF INCORPORATION EFFECTING THE REVERSE STOCK SPLIT AT A RATIO IN THE RANGE FROM 1-FOR-2 TO 1-FOR-4
General
At the Cara special meeting, Cara’s common stockholders will be asked to approve an amendment to the amended and restated certificate of incorporation of Cara effecting the Reverse Stock Split of Cara common stock at a ratio anywhere in the range between one new share for every two shares and one new share for every four shares outstanding. Prior to the effectiveness of the Merger, Cara and Tvardi will mutually agree upon the exact reverse split ratio within such range. Upon the effectiveness of the amendment to the amended and restated certificate of incorporation of Cara effecting the Reverse Stock Split, or the split effective time, the issued shares of Cara common stock immediately prior to the split effective time will be reclassified into a smaller number of shares within the specified range, such that a stockholder of Cara will own one new share of Cara common stock for the specified number of shares of issued common stock held by that stockholder immediately prior to the split effective time. The full text of the proposed amendment to Cara’s amended and restated certificate of incorporation is attached to this proxy statement as Annex F.
If Proposal No. 4 is approved, the Reverse Stock Split would become effective immediately prior to the effectiveness of the Merger. Cara may effect only one reverse stock split in connection with this Proposal No. 4. Cara and Tvardi’s mutual decision will be based on a number of factors, including market conditions, existing and expected trading prices for Cara common stock and the listing requirements of Nasdaq.
If Proposal No. 4 is not approved and the Merger is not effected, the Cara Board may still choose to implement the Reverse Stock Split in order to effectively increase the per share price of Cara common stock.
The form of the amendment to the amended and restated certificate of incorporation of Cara to effect the Reverse Stock Split, as more fully described below, will effect the Reverse Stock Split but will not change the number of authorized shares of common stock or preferred stock, or the par value of Cara common stock or preferred stock.
Purpose
The Cara Board approved the proposal approving the amendment to the amended and restated certificate of incorporation of Cara effecting the Reverse Stock Split for the following reasons:
•
the Cara Board believes effecting the Reverse Stock Split may be an effective means of satisfying the Nasdaq initial listing requirements for Cara common stock following the closing of the Merger;

•
the Cara Board believes that if Cara effects the Reverse Stock Split using a 1-for-2 ratio, that, together with the approval of the Authorized Share Increase Proposal, Cara will have a number of authorized but unissued shares sufficient for the issuance of shares of Cara common stock to Tvardi’s stockholders pursuant to the Merger Agreement; and

•
the Cara Board believes a higher stock price may help generate investor interest in Cara and help Cara attract and retain employees.

If the Reverse Stock Split successfully increases the per share price of Cara common stock, the Cara Board believes this increase may increase trading volume in Cara common stock and facilitate future financings by the combined company. However, there can be no guarantee or assurances that the Reverse Stock Split will have such intended effects.
Nasdaq Requirements for Listing on Nasdaq
Cara common stock is listed on The Nasdaq Capital Market under the symbol “CARA.” Cara has filed an initial listing application with Nasdaq, as described below, to seek a listing upon the closing of the Merger. According to Nasdaq rules, an issuer must, in a case such as this, apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of Nasdaq will require Cara to have, among other things, a $4.00 per share minimum bid price upon the closing of the Merger. Therefore, the Reverse Stock Split may be necessary in order to consummate the Merger.
One of the effects of the Reverse Stock Split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in Cara’s management being able to issue more shares without further stockholder approval. For example, before the Reverse Stock Split, as of January 15, 2025, Cara’s authorized shares of common stock immediately prior to the closing of the Merger and without giving effect to the Authorized Share Proposal is 16,666,667 compared to shares issued and outstanding of 4,571,229. If Cara effects the Reverse Stock Split using a 1-for-2 ratio, its authorized shares of common stock immediately prior to the closing of the Merger would still be 16,666,667 compared to shares issued and outstanding of approximately 2,285,614. Cara currently has no plans to issue shares, other than in connection with the Merger and to satisfy obligations under the Cara employee stock options from time to time as the options are exercised. The Reverse Stock Split will not affect the number of authorized shares of Cara common stock which will continue to be authorized pursuant to the certificate of incorporation of Cara.
Potential Increased Investor Interest
On February 12, 2025, Cara common stock closed at $5.25 per share. An investment in Cara common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. Also, the Cara Board believes that most investment funds are reluctant to invest in lower priced stocks.
There are risks associated with the Reverse Stock Split, including that the Reverse Stock Split may not result in an increase in the per share price of Cara common stock.
Cara cannot predict whether the Reverse Stock Split will increase the market price for Cara common stock in the future. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:
•
the market price per share of Cara common stock after the Reverse Stock Split will rise in proportion to the reduction in the number of shares of Cara common stock outstanding before the Reverse Stock Split;

•
the Reverse Stock Split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;

•
the Reverse Stock Split will result in a per share price that will increase the ability of Cara to attract and retain employees;

•
the market price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by Nasdaq for continued listing, or that Cara will otherwise meet the requirements of Nasdaq for inclusion for trading on Nasdaq, including the $4.00 minimum bid price upon the closing of the Merger.

The market price of Cara common stock will also be based on performance of Cara and other factors, some of which are unrelated to the number of shares outstanding. If the Reverse Stock Split is effected and the market price of Cara common stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Cara may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of Cara common stock could be adversely affected by the reduced number of shares that would be outstanding after the Reverse Stock Split.
Criteria to be Used for Determining Which Reverse Stock Split Ratio to Implement
In determining which reverse stock split ratio to implement, if any, following receipt of stockholder approval of the Reverse Stock Split Proposal, Cara and/or Tvardi may consider, among other things, various factors, such as:

•
the historical trading price and trading volume of Cara common stock;

•
the then-prevailing trading price and trading volume of Cara common stock and the expected impact of the reverse stock split on the trading market for Cara common stock in the short- and long-term;

•
the ability of Cara to continue its listing on The Nasdaq Capital Market;

•
which reverse stock split ratio would result in the least administrative cost to Cara; and

•
prevailing general market and economic conditions.

The failure of Cara stockholders to approve the Reverse Stock Split Proposal could have serious, adverse effects on Cara and its stockholders. Cara could be delisted from Nasdaq if shares of Cara common stock may begin to trade below the requisite $1.00 per share bid price needed to maintain its listing. If Nasdaq delists Cara common stock, Cara shares may then trade on the OTC Bulletin Board or other small trading markets, such as the pink sheets. In that event, Cara common stock could trade thinly as a microcap or penny stock, adversely decrease to nominal levels of trading and be avoided by retail and institutional investors, resulting in the impaired liquidity of Cara common stock and making it difficult to raise additional capital if needed.
As previously disclosed, on February 1, 2024, Cara received a notification letter from the Listing Qualifications Department (Staff) of Nasdaq with respect to Cara’s failure to maintain a minimum closing bid price of $1.00 per share on any business day over a thirty consecutive business day period, as required for continued listing on the Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(a)(1) (Rule 5450(a)(1)). As previously disclosed, Cara had been provided an initial period of 180 calendar days, or until July 30, 2024, to regain compliance with Rule 5450(a)(1), which period was extended by Nasdaq by notification received on July 31, 2024 for an additional 180 calendar day period ending January 27, 2025 to regain compliance with the same minimum closing bid price requirement for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2) (together with Rule 5450(a)(1), the Minimum Bid Price Requirement). Effective as of August 1, 2024, the listing of the Cara’s common stock was transferred from the Nasdaq Global Market to The Nasdaq Capital Market.
As part of Cara’s plans to regain compliance with the Minimum Bid Price Requirement following the initial notification letter, a series of alternate amendments to effect (i) a reverse stock split and (ii) a reduction in the total number of authorized shares of Cara’s common stock was approved by Cara’s stockholders at Cara’s 2024 Annual Meeting of Stockholders held on June 4, 2024.
On December 19, 2024, Cara’s Board approved a one-for-twelve (12) December Reverse Stock Split and corresponding reduction in the total number of authorized shares. On December 30, 2024, Cara filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of the State of Delaware to effect the December Reverse Stock Split, and Cara’s common stock began trading on The Nasdaq Capital Market on a post-split basis as of December 31, 2024.
On January 16, 2025, Cara received a letter from the Staff notifying Cara that it has regained compliance with the Minimum Bid Price Requirement. The closing bid price of Cara’s common stock was at or above $1.00 per share for ten consecutive business days, and Nasdaq considers the matter closed.
In addition to its previous noncompliance with the Minimum Bid Price Requirement, and as previously disclosed, on November 19, 2024, Cara received a letter (Stockholders’ Equity Notice) from the Staff notifying Cara that it was not in compliance with the minimum stockholders’ equity requirement for continued listing on The Nasdaq Capital Market as set forth in Nasdaq Listing Rule 5550(b)(1) (Stockholders’ Equity Requirement), because Cara’s stockholders’ equity of $707,000, as reported in the Cara’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, was below the required minimum of $2.5 million and Cara did not meet either of the alternative compliance standards.
As requested by the Staff, Cara subsequently submitted a plan to regain compliance to Nasdaq (Compliance Plan). Based on the Compliance Plan, which contemplates the closing of the Merger, on January 14, 2025, Nasdaq granted Cara an extension until May 19, 2025 to regain compliance with the Stockholders’ Equity Requirement.

The Merger will constitute a “change of control” for purposes of Nasdaq’s listing rules and will require that the combined company comply with all applicable criteria for initial listing on The Nasdaq Capital Market, including a higher minimum bid price requirement and higher minimum stockholders’ equity requirement. The parties intend to satisfy each of the applicable listing criteria upon completion of the proposed Merger such that the combined company will remain listed on The Nasdaq Capital Market.
While Cara is making every effort to regain compliance prior to the extended deadline, there can be no assurance that Cara will be able to regain compliance within the extension period, by consummation of the Merger or otherwise, and maintain its listing on The Nasdaq Capital Market. If Cara does not regain compliance within the extension period, or if Cara fails to satisfy another Nasdaq requirement for continued listing, the Staff could provide notice that Cara’s securities will become subject to delisting. In such event, Nasdaq rules would permit Cara to appeal the delisting determination to a Nasdaq Hearings Panel. The hearing request would ordinarily stay any suspension or delisting action pending the conclusion of the hearing process and the expiration of any additional extension period granted by the panel following the hearing, but there can be no assurance that any such appeal would be successful.
Principal Effects of the Reverse Stock Split
The amendment to the amended and restated certificate of incorporation of Cara effecting the Reverse Stock Split would revise Section A of Article IV of the amended and restated certificate of incorporation of Cara to read in its entirety as follows (with the time and ratio chosen within the range described above filled in):
The Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is Twenty-one million, six hundred and sixty-six thousand, six hundred and sixty-seven (21,666,667) shares. Sixteen million, six hundred and sixty-six thousand, six hundred and sixty-seven (16,666,667) shares shall be Common Stock, each having a par value of one-tenth of one cent ($0.001). Five million (5,000,000) shares shall be Preferred Stock, each having a par value of one-tenth of one cent ($0.001). Effective at            on           (the Effective Time) pursuant to Section 242 of the DGCL, each           (         ) shares of the Corporation’s Common Stock, par value of $0.001 per share, issued and outstanding immediately prior to the Effective Time shall automatically without further action on the part of the Company or any holder of such Common Stock, be reclassified, combined, converted and changed into one (1) fully paid and nonassessable share of Common Stock, par value of $0.001 per share, subject to the treatment of fractional share interests as described below (the Reverse Stock Split). Notwithstanding the immediately preceding sentence, no fractional shares shall be issued as a result of the reverse stock split. Instead, any stockholder who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split shall be entitled to receive a cash payment equal to the product of such resulting fractional interest in one share of Common Stock multiplied by the closing trading price of a share of Common Stock on the last trading day immediately prior to the date on which the Effective Time occurs. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (Old Certificates), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.
The Reverse Stock Split will be effected simultaneously for all outstanding shares of Cara common stock. The Reverse Stock Split will affect all of Cara’s stockholders uniformly and will not affect any stockholder’s percentage ownership interest in Cara, except to the extent that the Reverse Stock Split results in any of Cara’s stockholders owning a fractional share. Shares of Cara common stock issued pursuant to the Reverse Stock Split will remain fully paid and nonassessable. The Reverse Stock Split does not affect the total proportionate ownership of Cara following the Merger. The Reverse Stock Split will not affect Cara continuing to be subject to the periodic reporting requirements of the Exchange Act.

As an example, the following table illustrates the effects of a 1-for-2 to 1-for-4 reverse stock split (without giving effect to the treatment of fractional shares):
	Prior to Reverse Stock Split	After 1-for-2 Reverse Stock Split	After 1-for-4 Reverse Stock Split
Common stock outstanding	4,571,229	2,285,614	1,142,807
Common stock issuable pursuant to outstanding equity awards(1)	519,275	259,637	129,818

(1)
Includes RSUs. All options underlying these awards have an exercise price higher than $5.25 per share, the closing price of Cara common stock on February 12, 2025.

In addition, if the reverse stock split is implemented, it will increase the number of Cara stockholders who own “odd lots” of fewer than 100 shares of common stock. Brokerage commission and other costs of transactions in odd lots are generally higher than the costs of transactions of more than 100 shares of common stock. Accordingly, the reverse stock split may not achieve the desired results of increasing marketability and liquidity of Cara common stock that have been described above.
After the effective date of the reverse stock split, Cara common stock would have a new committee on uniform securities identification procedures (CUSIP number), a number used to identify Cara common stock.
Cara common stock is currently registered under Section 12(b) of the Exchange Act, and Cara is subject to the periodic reporting and other requirements of the Exchange Act. The proposed reverse stock split will not affect the registration of the common stock under the Exchange Act.
Procedure for Effecting the Reverse Stock Split and Exchange of Stock Certificates
If Cara’s common stockholders approve the amendment to the amended and restated certificate of incorporation of Cara effecting the Reverse Stock Split, and if the Cara Board still believes that a reverse stock split is in the best interests of Cara and its stockholders, Cara will file the amendment to the amended and restated certificate of incorporation with the Secretary of State of the State of Delaware at such time as the Cara Board has determined to be the appropriate split effective time. The Cara Board may delay effecting the Reverse Stock Split without resoliciting stockholder approval. Beginning at the split effective time, each certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.
Beneficial Owners of Common Stock.   Upon the implementation of the reverse stock split, Cara intends to treat shares held by stockholders in “street name” (i.e., through a bank, broker, custodian or other nominee), in the same manner as registered stockholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding Cara common stock in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered stockholders for processing the reverse stock split and making payment for fractional shares. If a stockholder holds shares of Cara common stock with a bank, broker, custodian or other nominee and has any questions in this regard, stockholders are encouraged to contact their bank, broker, custodian or other nominee.
Registered Holders of Common Stock in Book-Entry Form.   Certain of Cara’s registered holders of common stock hold some or all of their shares electronically in book-entry form with Cara’s transfer agent, Equiniti Trust Company, LLC. These stockholders do not hold physical stock certificates evidencing their ownership of Cara common stock. However, they are provided with a statement reflecting the number of shares of Cara common stock registered in their accounts. If a stockholder holds registered shares in book-entry form with Cara’s transfer agent, no action needs to be taken to receive post-reverse stock split shares or payment in lieu of fractional shares, if applicable. If a stockholder is entitled to post-reverse stock split shares, a transaction statement will automatically be sent to the stockholder’s address of record indicating the number of shares of Cara common stock held following the reverse stock split.

Registered Holders of Common Stock in Certificate Form.   As soon as practicable after the split effective time, Cara’s stockholders will be notified that the Reverse Stock Split has been effected. Cara expects that the Cara transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares held in certificated form in exchange for certificates representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Cara. No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.
Fractional Shares
No fractional shares will be issued in connection with the Reverse Stock Split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on Nasdaq on the date immediately preceding the split effective time. The ownership of a fractional interest will not give the holder thereof any voting, dividend, or other rights except to receive payment therefor as described herein.
By approving the amendment to the amended and restated certificate of incorporation of Cara effecting the Reverse Stock Split, stockholders will be approving the combination of a whole number of shares of Cara common stock between 2 to 4 into one share of Cara common stock, with the actual ratio to be mutually agreed upon by Cara and Tvardi prior to the effectiveness of the Merger.
Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Cara is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Cara or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.
Accounting Consequences
The par value per share of Cara common stock will remain unchanged at $0.001 per share after the reverse stock split. As a result, at the reverse stock split effective time, the stated capital on Cara’s balance sheet attributable to Cara common stock will be reduced proportionately based on the reverse stock split ratio, from its present amount, and the additional paid-in capital account will be increased for the amount by which the stated capital is reduced. After the reverse stock split (and disregarding the impact of shares of Cara common stock issued in the merger), net income or loss per share, and other per share amounts will be increased because there will be fewer shares of Cara common stock outstanding. In future financial statements, net income or loss per share and other per share amounts for periods ending before the reverse stock split will be recast to give retroactive effect to the reverse stock split.
Potential Anti-Takeover Effect
Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Cara Board or contemplating a tender offer or other transaction for the combination of Cara with another company, the Reverse Stock Split Proposal is not being proposed in response to any effort of which Cara is aware to accumulate shares of Cara common stock or obtain control of Cara, other than in connection with the Merger, nor is it part of a plan by management to recommend a series of similar amendments to the Cara Board and stockholders. Other than the proposals being submitted to Cara’s common stockholders for their consideration at the Cara special meeting, the Cara Board does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Cara.
Material U.S. Federal Income Tax Consequences of the Reverse Stock Split
The following is a discussion of material U.S. Federal Income Tax consequences of the Reverse Stock Split that are applicable to U.S. holders (as defined below) of Cara common stock, but does not purport to be a complete analysis of all potential tax effects. This summary is based upon current provisions of the Code, existing Treasury regulations, judicial decisions, and published rulings and administrative pronouncements of the IRS, all in effect as of the date hereof and all of which are subject to differing interpretations or change. Any such change or differing interpretation, which may be retroactive, could alter the tax consequences to Cara stockholders as described in this summary.
This summary does not address U.S. Federal Income Tax consequences that may be relevant to particular Cara stockholders in light of their personal circumstances or to Cara stockholders who are subject to special treatment under U.S. Federal Income Tax laws, such as Cara stockholders who: do not hold their Cara common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment); are banks, insurance companies, tax-exempt entities, mutual funds, financial institutions, real estate investment trusts, regulated investment companies, government entities or broker-dealers; hold their Cara common stock as “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” under Section 1244 of the Code; hold their Cara common stock as part of a hedging, “straddle,” conversion or other integrated transaction or are treated as having sold their Cara common stock pursuant to the constructive sale provisions of the Code; are not U.S. holders (as defined below); acquired their Cara common stock pursuant to the exercise of compensatory options, or in other compensatory transactions; acquired their Cara common stock pursuant to the exercise of warrants or conversion rights under convertible instruments; are subject to special tax accounting rules under Section 451(b) of the Code; hold their Cara common stock through individual retirement or other tax-deferred accounts; acquired their Cara common stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code; have a functional currency other than the U.S. dollar; or are partnerships or entities or arrangements classified as partnerships or disregarded entities for U.S. Federal Income Tax purposes, S corporations, or other pass-through entities (including hybrid entities) and investors therein.
Cara stockholders subject to particular U.S. or non-U.S. Tax rules that are described in this paragraph are urged to consult their own tax advisors regarding the consequences to them of the Reverse Stock Split.
If an entity that is treated as a partnership for U.S. Federal Income Tax purposes holds Cara common stock, the U.S. Federal Income Tax treatment of a partner in the partnership will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partnership or a partner of a partnership holding Cara capital stock or any other person not addressed by this discussion, you should consult your tax advisors regarding the tax consequences of the Reverse Stock Split.
In addition, the following discussion does not address: (a) the tax consequences of transactions effectuated before, after or at the same time as the Reverse Stock Split, whether or not they are in connection with the Reverse Stock Split; (b) any U.S. federal non-income tax consequences of the Reverse Stock Split, including estate, gift or other tax consequences; (c) any state, local or non-U.S. tax consequences of the Reverse Stock Split; or (d) the Medicare contribution tax on net investment income. No ruling from the IRS or opinion of counsel, has been or will be requested in connection with the Reverse Stock Split. Cara stockholders should be aware that the IRS could adopt a position which could be sustained by a court contrary to that set forth in this discussion.
Definition of “U.S. Holder”
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Cara common stock that is, for U.S. Federal Income Tax purposes:
•
an individual who is a citizen or resident of the United States;

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a corporation or any other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

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a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) are authorized or have the authority to control all substantial decisions of such trust, or (ii) the trust was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. Federal Income Tax purposes; or

•
an estate, the income of which is subject to U.S. Federal Income Tax regardless of its source.

Treatment of U.S. Holders in the Reverse Stock Split
Cara intends to treat the Reverse Stock Split as a “recapitalization” for U.S. Federal Income Tax purposes within the meaning of Section 368(a) of the Code. Assuming the Reverse Stock Split qualifies as a recapitalization within the meaning of Section 368(a) of the Code, a U.S. holder will not recognize gain or loss upon the Reverse Stock Split, except with respect to cash received in lieu of a fractional share of Cara common stock (which fractional share will be treated as received and then exchanged for such cash). A U.S. holder’s aggregate tax basis in the shares of Cara common stock received pursuant to the Reverse Stock Split will equal the aggregate tax basis of the shares of the Cara common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Cara common stock), and such U.S. holder’s holding period in the shares of Cara common stock received will include the holding period in the shares of Cara common stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Cara common stock surrendered to the shares of Cara common stock received in a recapitalization pursuant to the Reverse Stock Split. U.S. holders of shares of Cara common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.
A U.S. holder that receives cash in lieu of a fractional share of Cara common stock pursuant to the Reverse Stock Split will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. holder’s tax basis in the shares of Cara common stock surrendered that is allocated to such fractional share of Cara common stock. Any such gain or loss will be long-term capital gain or loss if, as of the effective time of the Reverse Stock Split, the U.S. holder’s holding period for such fractional share exceeds one year. Long-term capital gains of certain non-corporate taxpayers, including individuals, are generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.
Information Reporting and Backup Withholding
If the Reverse Stock Split qualifies as a recapitalization within the meaning of Section 368(a) of the Code, each U.S. holder who receives shares of Cara common stock in the Reverse Stock Split is required to retain permanent records pertaining to the Reverse Stock Split, and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. U.S. holders who owned immediately before the Reverse Stock Split at least five percent (by vote or value) of the total outstanding stock of Cara is required to attach a statement to their tax returns for the year in which the Reverse Stock Split is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the U.S. holder’s tax basis in such holder’s Cara common stock surrendered in the Reverse Stock Split, the fair market value of such stock, the date of the Reverse Stock Split and the name and employer identification number of Cara. U.S. holders are urged to consult with their tax advisors to comply with these rules.
A U.S. holder may be subject to information reporting and backup withholding for U.S. Federal Income Tax purposes on cash paid in lieu of fractional shares in connection with the Reverse Stock Split. Backup withholding will not apply, however, to a U.S. holder who (i) furnishes a correct taxpayer identification number and certifies the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, or (ii) certifies the holder is otherwise exempt from backup withholding. If a U.S. holder does not provide a correct taxpayer identification number on IRS Form W-9 or other proper certification, the stockholder may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against the federal income tax liability of a U.S. holder of Cara capital stock, if any, provided the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding, the procedures for obtaining such an exemption, and in the event backup withholding is applied, to determine if any tax credit, tax refund or other tax benefit may be obtained.
The foregoing summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Cara stockholder. This summary does not take into account your particular circumstances and does not address consequences that may be particular to you. Therefore, you should consult your tax advisor regarding the particular consequences of the Reverse Stock Split to you.
Vote Required; Recommendation of the Cara Board
The affirmative vote of a majority of the votes cast by holders of shares present at the meeting (by virtual attendance) or by represented by proxy and voting on the matter at the Cara special meeting is required to approve Proposal No. 4. Abstentions and broker non-votes will have no effect on the outcome of this proposal. It is anticipated that Proposal No. 4 will be a non-discretionary proposal considered non-routine under the rules of the NYSE, which generally controls the ability of brokers to vote or not vote shares held in street name on certain matters, and thus may result in broker non-votes.
THE CARA BOARD RECOMMENDS THAT CARA’S COMMON STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 4 TO APPROVE THE AMENDMENT TO THE CARA AMENDED AND RESTATED CERTIFICATE OF INCORPORATION EFFECTING THE REVERSE STOCK SPLIT. THE APPROVAL OF EACH OF PROPOSAL NOS. 1, 4 AND 5 IS REQUIRED TO CONSUMMATE THE MERGER.

PROPOSAL NO. 5 (THE AUTHORIZED SHARE PROPOSAL): INCREASE IN AUTHORIZED SHARES
The Cara Board has determined that it is advisable to increase the authorized number of shares of Cara common stock from 16,666,667 shares to 150,000,000 shares, and has voted to recommend that the stockholders adopt an amendment to Cara’s amended and restated certificate of incorporation effecting the proposed increase. The full text of the proposed amendment to Cara’s amended and restated certificate of incorporation is attached to this proxy statement as Annex G.
As of January 15, 2025, and assuming a 1-for-2 Reverse Stock Split to the implemented immediately prior to the closing of the Merger and upon the approval of the Reverse Stock Split Proposal, 2,285,614 shares of Cara common stock were issued and outstanding (excluding treasury shares) and approximately an additional 259,637 shares of Cara common stock were reserved for issuance upon the settlement of outstanding RSUs and exercise of outstanding options granted under our various stock-based plans. In addition, a total of approximately 247,137 and 12,500 shares of Cara common stock are available for future issuance under the 2014 Plan and 2019 Plan, respectively. Additionally, Cara expects that it will issue 11,878,447 shares of Cara common stock in the Merger, assuming a 1-for-2 Reverse Stock Split to be implemented prior to the consummation of the Merger as may be adjusted and as discussed in this proxy statement/prospectus, including shares issuable upon conversion of the Convertible Notes, excluding any shares that may be issued in connection with the exercise of options assumed by Cara. Following the issuance of the shares of Cara common stock in the Merger and upon the approval of the Equity Plan Proposal and the ESPP Proposal, 1,562,441 shares of Cara common stock will be reserved for future issuance, and a total of approximately 131,536,425 shares of Cara common stock is expected to be available for future issuance assuming the approval of this Proposal No. 5.
The Cara Board believes it continues to be in Cara’s best interest to have sufficient additional authorized but unissued shares of Cara common stock available in order to provide flexibility for corporate action and strategic transactions in the future. Management believes that the availability of additional authorized shares for issuance from time to time in the Cara Board’s discretion in connection with future financings, investment opportunities, stock splits or dividends or for other corporate purposes is desirable in order to avoid repeated separate amendments to Cara’s amended and restated certificate of incorporation and the delay and expense incurred in holding special meetings of the stockholders to approve such amendments. We currently have no specific understandings, arrangements or agreements with respect to any future acquisitions that would require us to issue a material amount of new shares of Cara common stock. However, the Cara Board believes that the currently available unissued shares do not provide sufficient flexibility for corporate action in the future.
We will not solicit further authorization by vote of the stockholders for the issuance of the additional shares of Cara common stock proposed to be authorized, except as required by law, regulatory authorities or rules of Nasdaq or any other stock exchange on which the Cara common stock may then be listed. The issuance of additional shares of Cara common stock could have the effect of diluting existing stockholder earnings per share, book value per share and voting power. Cara stockholders do not have any preemptive right to purchase or subscribe for any part of any new or additional issuance of our securities.
In addition to the corporate purposes mentioned above, an increase in the authorized number shares of Cara common stock may make it more difficult to, or discourage an attempt to, obtain control of Cara by means of a takeover bid that the Cara Board determines is not in the best interest of Cara and its stockholders. However, the Cara Board does not intend or view the proposed increase in the number of authorized shares of Cara common stock as an anti-takeover measure and is not aware of any attempt or plan to obtain control of Cara.
Required Vote; Recommendation of the Cara Board
The affirmative vote of a majority of the votes cast by holders of shares present at the meeting (by virtual attendance) or by represented by proxy and voting on the matter at the Cara special meeting is required to approve Proposal No. 5. Abstentions and broker non-votes will have no effect on the outcome of this proposal. It is anticipated that Proposal No. 5 will be a non-discretionary proposal considered non-routine under the rules of the NYSE, which generally controls the ability of brokers to vote or not vote shares held in street name on certain matters, and thus may result in broker non-votes.

THE CARA BOARD UNANIMOUSLY RECOMMENDS THAT CARA’S COMMON STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 5 TO APPROVE THE AMENDMENT TO THE CARA AMENDED AND RESTATED CERTIFICATE OF INCORPORATION PROVIDING FOR AN INCREASE IN THE NUMBER OF AUTHORIZED SHARES OF CARA COMMON STOCK FROM 16,666,667 SHARES TO 150,000,000 SHARES. THE APPROVAL OF EACH OF PROPOSAL NOS. 1, 4 AND 5 IS REQUIRED TO CONSUMMATE THE MERGER.

PROPOSAL NO. 6 ADVISORY, NON-BINDING VOTE ON MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS
Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, requires that Cara provide stockholders with the opportunity to vote to approve, on non-binding, advisory basis, the payment of certain compensation that will or may become payable by Cara to its named executive officers in connection with the Merger, as disclosed in the section titled “The Merger — Interests of the Cara Directors and Executive Officers in the Merger — Golden Parachute Compensation.”
Cara is asking stockholders to indicate their approval of the compensation that will or may become payable by Cara to its named executive officers in connection with the Merger. These payments are set forth in the section titled “The Merger — Interests of the Cara Directors and Executive Officers in the Merger — Golden Parachute Compensation,” and the accompanying footnotes. In general, the employment agreements, equity awards and other arrangements pursuant to which these compensation payments may be made have previously formed a part of Cara’s overall compensation program for its named executive officers and previously have been disclosed to stockholders as part of Cara’s annual proxy statements or its other reports filed with the SEC. These historical employment agreements, equity awards and other arrangements were adopted and approved by the compensation committee of the Cara Board, which is composed solely of non-management directors, and are believed to be reasonable and in line with marketplace norms.
Accordingly, Cara is seeking approval of the following resolution at the Cara special meeting:
“RESOLVED, that the stockholders of Cara Therapeutics, Inc. approve, on a nonbinding, advisory basis, the compensation that will or may become payable by Cara to its named executive officers that is based on or otherwise relates to the merger as disclosed pursuant to Item 402(t) of Regulation S-K in the section titled “The Merger — Interests of the Cara Directors and Executive Officers in the Merger — Golden Parachute Compensation.”
Stockholders of Cara should note that this proposal is not a condition to the closing of the Merger, and as an advisory vote, the result will not be binding on Cara, its board of directors or the named executive officers. Further, the underlying employment agreements, equity awards and other arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the advisory vote, if the Merger is consummated and Cara’s named executive officers are terminated in connection with the Merger, the named executive officers will be eligible to receive the compensation that is based on or otherwise relates to the Merger in accordance with the terms and conditions applicable to the underlying employment agreements, equity awards and other arrangements Cara entered into with these named executive officers.
Required Vote; Recommendation of the Cara Board
The affirmative vote of the holders of a majority of the shares present in person (by virtual attendance) or represented by proxy at the Cara special meeting and entitled to vote on the matter, assuming a quorum is present, is required to approve the non-binding advisory vote on compensation that will or may become payable by Cara to its named executive officers in connection with the merger.
CARA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 6 TO APPROVE, ON A NON-BINDING ADVISORY VOTE BASIS, COMPENSATION THAT WILL OR MAY BECOME PAYABLE BY CARA TO ITS NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE MERGER.

PROPOSAL NO. 7 (THE ADJOURNMENT PROPOSAL): APPROVAL OF POSSIBLE ADJOURNMENT OF THE CARA SPECIAL MEETING
If Cara fails to receive a sufficient number of votes to approve the Stock Issuance Proposal, the Reverse Stock Split Proposal and/or the Authorized Share Proposal, Cara may propose to adjourn the Cara special meeting for the purpose of soliciting additional proxies to approve the Stock Issuance Proposal. Cara currently does not intend to propose adjournment at the Cara special meeting if there are sufficient votes to approve the Stock Issuance Proposal, the Reverse Stock Split Proposal and/or the Authorized Share Proposal.
If on the date of the Cara special meeting, or a date preceding the date on which the Cara special meeting is scheduled, Cara reasonably believes that (i) it will not receive proxies sufficient to obtain the required vote to approve the Stock Issuance Proposal, the Reverse Stock Split Proposal and/or the Authorized Share Proposal, whether or not a quorum would be present or (ii) it will not have sufficient shares of Cara common stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Cara special meeting, Cara may postpone or adjourn, or make one or more successive postponements or adjournments of, the Cara special meeting as long as the date of the Cara special meeting is not postponed or adjourned more than an aggregate of 30 calendar days in connection with any postponements or adjournments.
Required Vote; Recommendation of the Cara Board
The affirmative vote of a majority of shares present in person (by virtual attendance) or represented by proxy at the meeting and entitled to vote at the Cara special meeting is required to approve Proposal No. 7. Abstentions will have the same effect as a vote “Against” this proposal and broker non-votes will have no effect on the outcome of this proposal. It is anticipated that Proposal No. 7 will be a non-discretionary proposal considered non-routine under the rules of NYSE, which generally controls the ability of brokers to vote or not vote shares held in street name on certain matters, and thus may result in broker non-votes.
THE CARA BOARD UNANIMOUSLY RECOMMENDS THAT CARA STOCKHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF THE STOCK ISSUANCE PROPOSAL, THE REVERSE STOCK SPLIT PROPOSAL AND/OR THE AUTHORIZED SHARE PROPOSAL.

DESCRIPTION OF CARA’S BUSINESS
Unless otherwise indicated, all references to “Cara,” the “company” or similar terms refer to Cara Therapeutics, Inc.
Introduction
Cara is a biopharmaceutical company that has been focused on leading a new treatment paradigm to improve the lives of patients suffering from chronic pruritus. Cara has developed an IV formulation of difelikefalin, which is approved for the treatment of moderate-to-severe pruritus associated with advanced chronic kidney disease in adults undergoing hemodialysis in the United States, the European Union, (EU), and multiple other countries. The IV formulation is out-licensed worldwide.
On June 14, 2024, Cara’s Board of Directors approved a streamlined operating plan exploring strategic alternatives focused on maximizing shareholder value after Cara announced its decision to discontinue the clinical program in notalgia paresthetica, (NP), on June 12, 2024. Cara’s decision to discontinue the clinical program in NP followed the outcome from the dose-finding Part A of the KOURAGE-1 study evaluating the efficacy and safety of oral difelikefalin for moderate-to-severe pruritus in adult patients with NP in which oral difelikefalin did not demonstrate a meaningful clinical benefit at any dose compared to placebo. The decision was not related to any safety or medical issues, or negative regulatory feedback related to the NP program. In connection with the streamlined operating plan, Cara’s Board of Directors also approved a second reduction in Cara’s workforce by approximately 70%, which was substantially completed by June 30, 2024.
Strategic Alternatives
After a comprehensive review by Cara’s Board of Directors of strategic alternatives, including identifying and reviewing potential candidates for a strategic transaction, on December 17, 2024, Cara, Merger Sub and Tvardi entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into Tvardi, with Tvardi surviving as a wholly owned subsidiary of Cara. The closing of the Merger is subject to approval by Cara’s and Tvardi’s stockholders, as well as other customary closing conditions, including the effectiveness of a registration statement filed with the SEC of which this proxy statement/prospectus forms a part, and Nasdaq’s approval of the listing of the shares of Cara common stock to be issued in connection with the transaction. Additionally, as a condition of the closing of the Merger, Tvardi must have received satisfactory evidence that the Asset Disposition will be consummated substantially concurrently with the closing of the Merger. If the Merger is completed, the business of Tvardi will continue as the business of the combined company.
On December 17, 2024, Cara and its subsidiary, Cara Royalty Sub, LLC (Royalty Sub, and together with Cara, each, a Seller and together, the Sellers), entered into an Asset Purchase Agreement (APA) with Vifor Fresenius Medical Care Renal Pharma, Ltd., a majority-owned, indirect subsidiary of CSL Limited (CSL Vifor), pursuant to which, at the consummation of the transaction, Sellers will sell to CSL Vifor and CSL Vifor will acquire from Sellers certain assets and rights for the development, manufacture and commercialization of difelikefalin as well as certain associated liabilities (Asset Disposition) for a purchase price of $900,000 (subject to certain adjustments with respect to inventory). Pursuant to the APA, in connection with the consummation of the Asset Disposition, CSL Vifor and HCR (as defined below) have entered into a letter agreement with Cara providing that CSL Vifor and HCR will, subject to the satisfaction of conditions to closing under the APA, enter into an amended and restated purchase agreement to amend and replace the existing Purchase and Sale Agreement, dated as of November 1, 2023 (as amended, Original HCR Agreement), by and among Royalty Sub, HCRX Investments HoldCo, L.P. (HCRX) and HealthCare Royalty Partners IV, L.P. (HCR IV and together with HCRX, HCR). Upon entering into the amended and restated purchase agreement, effective as of the closing of the Asset Disposition: (i) CSL Vifor will be obligated to make certain payments to HCR from and after the date thereof relating to certain revenue and/or royalties from difelikefalin, (ii) each of the Contribution Agreement, the License Agreement and the Pledge Agreement (each as defined in the Original HCR Agreement) shall be terminated, and (iii) Sellers shall have no further payment or other obligations to HCR under the Original HCR Agreement. Additionally, pursuant to the APA, at the consummation of the Asset Disposition, Cara has agreed to pay CSL Vifor $3.0 million to compensate CSL Vifor for the estimated incremental future expenses to be incurred by CSL

Vifor as a result of the transfer of the assets to be acquired and the liabilities to be assumed by it in connection with the Asset Disposition. The Asset Disposition is subject to certain conditions to closing, including either (i) the consummation of the Merger concurrently with the Asset Disposition or (ii) the receipt of the requisite stockholder approval needed to approve the Asset Disposition in the event that the Merger is terminated.
Cara’s future operations are highly dependent on the success of the Merger and the Asset Disposition, and there can be no assurances that the Merger and Asset Disposition will be successfully consummated. There can be no assurance that any transaction, including the Merger and the Asset Disposition. will be completed on terms favorable to Cara and its stockholders. If these transactions are unsuccessful, the Cara Board may decide to pursue a dissolution and liquidation of Cara.
Corporate History
Cara was incorporated and commenced operations in 2004, and its primary activities to date have been organizing and staffing the company, developing its lead product and product candidates, including conducting preclinical studies and clinical trials of difelikefalin-based product candidates and raising capital. To date, Cara has financed its operations primarily through sales of its equity and debt securities, sales of its royalties from ex-U.S. sales of its commercial product, and payments from license agreements.
Cara’s Product Portfolio
Product	Indication	Status	Next Milestone	Commercialization Rights
KORSUVA (difelikefalin) injection/Kapruvia	Pruritus CKD – Hemodialysis	Approved in the U.S. (08/2021) Approved in EU incl. UK (04/2022) Approved in Japan (09/2023) Other approvals: Switzerland, Canada, Singapore, Australia, Kuwait, Israel, UAE, Saudi Arabia		CSL Vifor (Worldwide excl. Japan and South Korea)* Maruishi (Japan) CKDP (South Korea)

*
Cara is party to two collaborations for the commercialization of KORSUVA (difelikefalin) injection/Kapruvia with a joint venture between CSL Vifor and Fresenius Medical Care. In this section, unless the context otherwise requires, “CSL Vifor” refers to CSL Vifor and its affiliated entities, including, where applicable, the joint venture.

KORSUVA (difelikefalin) injection — Cara’s Commercial Stage Product
Overview
Cara has out-licensed to CSL Vifor the commercialization of KORSUVA injection/Kapruvia in dialysis patients with moderate-to-severe pruritus associated with chronic kidney disease, or advanced CKD-aP, worldwide, excluding Japan (licensed to Maruishi/sub-licensee Kissei), and South Korea (licensed to CKDP).
On August 23, 2021, KORSUVA injection was approved by the FDA for the treatment of moderate-to-severe pruritus associated with advanced CKD in adults undergoing hemodialysis. In December 2021, CMS granted Transition Drug Add-on Payment Adjustment (TDAPA), to KORSUVA injection in the anti-pruritic functional category. TDAPA went into effect on April 1, 2022 for two years. The commercial launch of KORSUVA injection commenced in April 2022 and Cara began recording the associated profit-sharing revenues in the second quarter of 2022. On October 27, 2023, CMS published the final CY 2024 rule, which finalized the post-TDAPA add-on payment as proposed in the draft CY 2024 rule. Under the final rule, TDAPA drugs in existing functional categories will receive a post-TDAPA add-on payment set at 65 percent of the total trailing 12-months expenditure levels for the given renal dialysis drug or biological product. The post-TDAPA add-on payment will be applied to all End Stage Renal Disease (ERSD), Prospective Payment System (PPS), payments and paid for 3 years, adjusted annually. The add-on payments for KORSUVA injection commenced on April 1, 2024. The unfavorable CMS reimbursement codified in the final CY2024 rule has resulted in a lack of sequential revenues growth for KORSUVA injection since its launch.
For the three months ended September 30, 2024, CSL Vifor recorded net sales of KORSUVA injection in the United States of approximately $3.0 million, which resulted in Cara’s profit share amount of $1.3 million. For the three months ended September 30, 2023, CSL Vifor recorded net sales of $4.4 million, which resulted in Cara’s profit share amount of $1.9 million. For the nine months ended September 30, 2024, CSL Vifor recorded net sales of KORSUVA injection in the United States of approximately $2.1 million, which included negative net sales reported by CSL Vifor for the second quarter of 2024 primarily due to higher rebates and chargebacks due to price decreases on KORSUVA injection related to the expiration of TDAPA in April 2024. For the nine months ended September 30, 2023, CSL Vifor recorded net sales of KORSUVA injection in the United States of approximately $21.5 million. For the nine months ended September 30, 2024 and 2023, Cara recorded associated collaborative revenue of $2.1 million and $10.1 million, respectively. However, Cara has recorded an expense in other general and administrative (G&A), expense for approximately $1.4 million for the nine months ended September 30, 2024 as a result of the negative profit share amount in the second quarter of 2024. As a result of the final CY 2024 rule, Cara expects no meaningful revenue contribution from KORSUVA injection following the TDAPA period expiration.
In April 2022, the European Commission granted a marketing authorization to difelikefalin injection under the brand name Kapruvia for the treatment of moderate-to-severe pruritus associated with advanced CKD in adult hemodialysis patients. The marketing authorization approves Kapruvia for use in all member states of the EU, as well as Iceland, Liechtenstein, and Norway. Difelikefalin injection was also approved in the UK (04/2022) and Switzerland (08/2022) under the brand name Kapruvia as well as Singapore (08/2022), Canada (08/2022), Australia (11/2022), UAE (01/2023), Kuwait (05/2023), Israel (06/2023), Japan (09/2023), and Saudi Arabia (01/2024) under the brand name KORSUVA injection. For the three and nine months ended September 30, 2023, Cara recorded royalty revenue of approximately $167,000 and $415,000, respectively, which represented its royalties on net sales of Kapruvia.
Pursuant to the Original HCR Agreement, HCR will receive current and future royalty and milestone payments for Kapruvia and KORSUVA (ex-U.S. only) up to certain capped amounts in exchange for certain payments made to Cara. As a result, there was no royalty revenue recorded for the three and nine months ended September 30, 2024. However, Cara recorded other revenue of approximately $1.3 million and $2.9 million for the three and nine months ended September 30, 2024, respectively, of which approximately $0.4 million and $1.1 million, respectively, related to CSL Vifor royalties to be paid to HCR under this agreement (see “Royalty Purchase and Sale Agreement” below).
Cara has out-licensed to Maruishi and its sub-licensee Kissei the commercialization of KORSUVA injection in Japan. In September 2023, Maruishi received manufacturing and marketing approval from Japan’s Ministry of Health, Labour and Welfare for KORSUVA IV Injection Syringe for the treatment of pruritus in hemodialysis patients.
Pursuant to the Original HCR Agreement, Cara sold its future royalties and milestones for KORSUVA in Japan to HCR. For the three and nine months ended September 30, 2024, Cara recorded other revenue of approximately $1.3 million and $2.9 million, respectively, of which approximately $0.8 million and $1.8 million, respectively, related to Maruishi royalties to be paid to HCR under this agreement (see “— Royalty Purchase and Sale Agreement” below). There was no other revenue recorded for the three and nine months ended September 30, 2023 as the HCR Agreement was not entered into until the fourth quarter of 2023.

As a result of Cara’s sales of the royalties and milestones for KORSUVA/Kapruvia, Cara expects no meaningful revenue contribution from KORSUVA/Kapruvia royalties and milestones in the foreseeable future.
KORSUVA Injection U.S. Commercialization
In April 2022, Cara’s partner CSL Vifor initiated the commercialization of KORSUVA injection in the United States. The launch was initially driven by independent and mid-size dialysis organizations coupled with product stocking at the wholesaler level. In the third quarter of 2022, large dialysis organizations (LDOs), came on-line driving a significant quarter-to-quarter increase in order volume from the wholesaler. This stocking at the clinic level, particularly from Fresenius Medical Care (FMC), resulted in significant subsequent quarterly revenue fluctuations. In the third quarter of 2023, FMC decided to reallocate all remaining clinic level inventory within its network of clinics resulting in limited revenues in the fourth quarter of 2023 and the nine months ended September 30, 2024.
KORSUVA Injection and Kapruvia Revenue and Other Metrics
Cara generates revenue from its commercial products KORSUVA injection and Kapruvia primarily through its collaboration agreements with CSL Vifor:
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Collaborative revenue from Cara’s share of the profit generated by KORSUVA injection sales in the United States. For the three months ended September 30, 2024 and 2023, Cara recorded collaborative revenue of $1.3 million and $1.9 million, respectively. For the nine months ended September 30, 2024 and 2023, Cara recorded collaborative revenue of $2.1 million and $10.1 million, respectively.

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Commercial supply revenue from Cara’s sales of commercial product to CSL Vifor, which is subsequently sold to wholesalers. There was no commercial supply revenue recorded during the three months ended September 30, 2024. For the three months ended September 30, 2023, Cara recorded commercial supply revenue of $1.3 million. For the nine months ended September 30, 2024 and 2023, Cara recorded commercial supply revenue of $0.6 million and $5.8 million, respectively.

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Royalty revenue in conjunction with the launch of Kapruvia. For the three and nine months ended September 30, 2023, Cara recorded royalty revenue of approximately $167,000 and $415,000, respectively, which represented royalty payments earned by Cara. Cara recorded no royalty revenue in connection with Kapruvia for the three and nine months ended September 30, 2024 as a result of entering the Original HCR Agreement in the fourth quarter of 2023.

During the fourth quarter of 2023, Cara entered into the Original HCR Agreement where Cara sold its current and future royalties and milestone payments for Kapruvia and KORSUVA injection to HCR. For the three and nine months ended September 30, 2024, Cara recorded other revenue of approximately $1.3 million and $2.9 million, respectively, of which approximately $0.4 million and $1.1 million, respectively, related to CSL Vifor royalties to be paid to HCR under this agreement and approximately $0.8 million and $1.8 million, respectively, related to Maruishi royalties to be paid to HCR under this agreement (see “Royalty Purchase and Sale Agreement” below).
Cara is also eligible for sales-based or regulatory milestone payments, which could be earned in the future in accordance with certain licensing agreements and would be subject to the Original HCR Agreement for ex-U.S. milestone payments. For the three and nine months ended September 30, 2024 and 2023, Cara did not record any sales-based or regulatory milestone revenue.
Additional metrics that Cara has reported in the past:
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Net sales of KORSUVA injection in the United States. This amount is the net sales amount recorded by CSL Vifor to reflect shipments of KORSUVA injection vials from CSL Vifor to wholesalers. For the three months ended September 30, 2024, CSL Vifor recorded net sales of KORSUVA injection in the United States of approximately $3.0 million. For the three months ended September 30, 2023, CSL Vifor recorded net sales of KORSUVA injection in the United States of approximately $4.4 million. For the nine months ended September 30, 2024, CSL Vifor recorded net sales of KORSUVA injection in the United States of approximately $2.1 million, which included negative net sales reported by CSL Vifor for the second quarter of 2024 primarily due to higher rebates and chargebacks due to price decreases on KORSUVA injection related to the expiration of TDAPA in April 2024. For the nine months ended September 30, 2023, CSL Vifor recorded net sales of KORSUVA injection in the United States of approximately $21.5 million.
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Shipments of KORSUVA injection vials from wholesalers in the United States to the dialysis clinics. 56,976 and 90,828 KORSUVA injection vials were shipped from wholesalers to the dialysis clinics for the three months ended September 30, 2024 and 2023, respectively, and 245,568 and 203,400 KORSUVA injection vials were shipped from wholesalers to the dialysis clinics for the nine months ended September 30, 2024 and 2023, respectively. Of the vials shipped to the FMC dialysis centers for the three and nine months ended September 30, 2024, a portion was reallocated product by FMC within its network of clinics.

Difelikefalin Development in Pruritus
Difelikefalin, Cara’s selective, predominantly peripherally acting, non-scheduled Kappa opioid receptor agonist, acts on the peripheral neurons responsible for sensing pruritus. Given this unique mechanism of action, difelikefalin is thought to work broadly independent of the origin of itch. To date, Cara has studied difelikefalin for pruritus associated with systemic, inflammatory, and neuropathic diseases. The IV formulation is approved in the United States, EU and other countries around the world for the treatment of advanced CKD-aP in adults undergoing hemodialysis. Cara studied the oral formulation at multiple dosage strengths in moderate-to-severe pruritus associated with NP with positive efficacy signals across all completed mono therapy studies. In Cara’s NP program, oral difelikefalin was generally well tolerated with all adverse events in difelikefalin-treated patients reported as mild or moderate in severity.
On June 12, 2024, Cara announced its decision to discontinue the clinical program in NP following the outcome from the dose-finding Part A of the KOURAGE-1 study evaluating the efficacy and safety of oral difelikefalin for moderate-to-severe pruritus in adult patients with NP. Oral difelikefalin did not demonstrate a meaningful clinical benefit at any dose compared to placebo. The decision was not related to any safety or medical issues, or negative regulatory feedback related to the NP program.
On June 14, 2024, Cara’s Board of Directors approved a streamlined operating plan exploring strategic alternatives focused on maximizing shareholder value based on the decision to discontinue the NP program.
Royalty Purchase and Sale Agreement
Pursuant to the Original HCR Agreement, Cara Royalty Sub sold to HCR certain of its rights to receive future royalties and milestone payments, or the Royalties, due and payable to Cara Royalty Sub (as Cara’s assignee) under its agreements with Maruishi and CSL Vifor, collectively the Covered License Agreements, in exchange for up to $40.0 million. Cara has retained all of its rights, title and interest in, to and under the Covered License Agreements that relate to any non-intravenous formulation of difelikefalin.
Under the terms of the Original HCR Agreement, Cara received an initial payment of $17.5 million less certain transaction costs in November 2023. In December 2023, Cara received an additional $20.0 million less certain advisory fees, upon satisfying the milestone event for pricing of Kapruvia® (difelikefalin) in Germany being approved above a certain threshold amount per dose. The terms of the Original HCR Agreement also provided for an additional $2.5 million milestone payment to Cara Royalty Sub upon achievement of a 2024 sales milestone of KORSUVA in Japan. Cara achieved this milestone in the fourth quarter of 2024.
The Original HCR Agreement will automatically expire, and the payment of Royalties to HCR will cease, when HCR has received payments of Royalties equal to two times the aggregate amount of payments made by HCR under the Original HCR Agreement if achieved on or prior to December 31, 2029, or 2.8 times the aggregate amount of payments made by HCR under the Original HCR Agreement, if not achieved on or prior to December 31, 2029. In the event of a change of control, Cara Royalty Sub will pay to HCR an amount equal to 2.8 times the aggregate amount of payments made by HCR less the total net amounts paid by Cara Royalty Sub to HCR as of the effective date of control. In certain situations, Cara Royalty Sub would not be obligated to pay the change of control payment to HCR. After the Original HCR Agreement expires, all rights to receive the Royalties return to Cara Royalty Sub. During the three and nine months ended September 30, 2024, approximately $0.7 million and $2.0 million, respectively, was repaid to HCR under the Original HCR Agreement.
Collaboration and License Agreements
Agreements with CSL Vifor
Cara is party to two separate license agreements with CSL Vifor. In October 2020, Cara granted CSL Vifor an exclusive license solely in the United States to use, distribute, offer for sale, promote, sell, and otherwise commercialize KORSUVA (difelikefalin) injection for all therapeutic uses relating to the inhibition, prevention or treatment of itch associated with pruritus in hemodialysis and peritoneal dialysis patients in the United States.
Cara received an upfront payment of $100.0 million and an additional payment of $50.0 million for the purchase of an aggregate of 244,963 shares of Cara common stock at a price of $204.11 per share, which represented a premium over a pre-determined average closing price of the common stock. The U.S. regulatory approval of KORSUVA injection in August 2021 triggered an additional $50.0 million equity purchase by CSL Vifor in October 2021, in which Cara sold an aggregate of 273,533 shares of Cara common stock at a price of $182.76 per share, which represented a 20% premium to the 30-day trailing average price of the common stock. In addition, pursuant to this agreement, Cara is eligible to receive payments of up to $240.0 million upon the achievement of certain sales-based milestones. However, based on the limited commercial success of KORSUVA injection, Cara does not expect to achieve these sales-based milestones.
Pursuant to the agreement for commercialization of KORSUVA in the United States, Cara is generally entitled to 60% of the net profits from sales of KORSUVA injection in the United States and CSL Vifor is entitled to 40% of such net profits (excluding sales to Fresenius Medical Center dialysis clinics, compensation for which is governed by a separate agreement), subject to potential temporary adjustment in future years based on certain conditions. Under this agreement, in consideration of CSL Vifor’s conduct of the marketing, promotion, selling and distribution of KORSUVA injection in the United States, Cara pays a marketing and distribution fee to CSL Vifor based on the level of annual net sales. This fee as well as CSL Vifor’s cost of goods sold (COGS), are deducted from net sales in calculating the net profits that are subject to the profit-sharing arrangement under the agreement.
Under a separate agreement with CSL Vifor, in May 2018, Cara granted CSL Vifor a license to seek regulatory approval to commercialize, import, export, use, distribute, offer for sale, promote, sell and otherwise commercialize KORSUVA (difelikefalin) injection for all therapeutic uses to prevent, inhibit or treat itch associated with pruritus in hemodialysis and peritoneal-dialysis patients worldwide (excluding the United States, Japan and South Korea). Under the agreement, CSL Vifor also has the right to promote KORSUVA injection in the United States in the dialysis clinics of Fresenius Medical Care North America (FMCNA), under a profit-sharing arrangement.
Upon entry into this agreement, Cara received a non-refundable, non-creditable $50.0 million upfront payment for the purchase of an aggregate of 97,902 shares of Cara common stock at a price of $204.29 per share, which represented a premium over a pre-determined average closing price of the common stock.
As a result of the European Commission’s regulatory approval of Kapruvia in April 2022, Cara received a $15.0 million regulatory milestone payment from CSL Vifor. After U.S. regulatory approval of KORSUVA injection in August 2021, Cara received a $15.0 million regulatory milestone payment.
Cara is eligible to receive from CSL Vifor commercial milestone payments in the aggregate of up to $440.0 million, all of which milestones are sales related. Cara is also eligible to receive tiered double-digit royalty payments based on annual net sales, as defined, of KORSUVA (difelikefalin) injection in the licensed territories. In the United States, CSL Vifor will promote KORSUVA (difelikefalin) injection in the dialysis clinics of FMCNA under a profit-sharing arrangement (subject to the terms and conditions of this agreement) based on net FMCNA clinic sales) and Vifor Fresenius Medical Care Renal Pharma Ltd. is entitled to 50% of such net profits, subject to potential adjustments in a calendar year based on certain conditions. During the fourth quarter of 2023, Cara entered into the Original HCR Agreement pursuant to which it sold its future royalties and milestone payments under this agreement to HCR (see “Royalty Purchase and Sale Agreement” above).
Maruishi Pharmaceutical Co., Ltd.
In April 2013, Cara entered into a license agreement with Maruishi, or the Maruishi Agreement, under which it granted Maruishi an exclusive license to develop, manufacture and commercialize drug products containing difelikefalin in Japan in the acute pain and uremic pruritus fields. Maruishi has a right of first negotiation for any other indications for which Cara develops difelikefalin and, under certain conditions, Maruishi may substitute another pruritus indication for the uremic pruritus indication originally included in its license from Cara. Maruishi’s right of first negotiation has expired for the indication of chronic pruritus associated with NP. Maruishi is required to use commercially reasonable efforts, at its expense, to develop, obtain regulatory approval for and commercialize difelikefalin in Japan. Cara is required to use commercially reasonable efforts, at its expense, to develop, obtain regulatory approval for and commercialize difelikefalin in the United States.
In January 2022, Maruishi and its sublicensee Kissei confirmed the primary endpoint was achieved in a Japanese Phase 3 clinical study (double-blind, placebo-controlled period) of difelikefalin injection for the treatment of pruritus in hemodialysis patients. In the Phase 3 study, 178 patients were administered difelikefalin or placebo for 6 weeks followed by an open-label extension period of difelikefalin administration for 52 weeks. The primary endpoint, change in itch NRS score, and the secondary endpoint, change in itching scores of Shiratori severity criteria, were significantly improved from baseline compared to the placebo group. Difelikefalin was well-tolerated.
Under the terms of the Maruishi Agreement, Cara received a non-refundable and non-creditable upfront license fee of $15.0 million and is eligible to receive up to an aggregate of $10.5 million in clinical development and regulatory milestones (before contractual foreign currency exchange adjustments). In January 2021, Cara met the milestone criteria, as set forth in the Maruishi Agreement, for Maruishi’s first initiation of a Phase 3 trial for uremic pruritus in Japan. As a result, Cara received the $2.0 million milestone payment ($1.9 million after contractual foreign currency exchange adjustments) in May 2021.
In September 2022, Maruishi submitted a New Drug Application in Japan for approval of difelikefalin injection for the treatment of pruritus in hemodialysis patients. In September 2023, Maruishi received manufacturing and marketing approval from Japan’s Ministry of Health, Labour and Welfare for KORSUVA IV Injection Syringe for the treatment of pruritus in hemodialysis patients. In conjunction with the approval, Cara earned a $1.4 million milestone payment per the terms of the licensing agreement. In November 2023, Cara entered into an active pharmaceutical ingredient, or API, supply agreement with Maruishi for difelikefalin.
To date, Cara has received $6.5 million (before contractual foreign currency exchange adjustments) of clinical development and regulatory milestones from Maruishi. Cara is also eligible to receive a one-time sales milestone of one billion Yen when a certain sales level is attained. Cara also receive a mid-double-digit percentage of all non-royalty payments received by Maruishi from its sublicensees, if any, and tiered royalties based on net sales, if any, with minimum royalty rates in the low double digits and maximum royalty rates in the low twenties. Maruishi’s obligation to pay Cara royalties continues, on a product-by-product basis, until the expiration of the last-to-expire licensed patent covering such product or the later expiration of any market exclusivity period. During the fourth quarter of 2023, Cara entered into the Original HCR Agreement pursuant to which its sold its future royalties and milestone payments under the Maruishi Agreement to HCR (see “— Royalty Purchase and Sale Agreement” above). Cara expects to assign the Maruishi Agreement to CSL Vifor in connection with the Merger and Asset Disposition.
Chong Kun Dang Pharmaceutical Corporation
In April 2012, Cara entered into a license agreement with CKDP (CKDPA Agreement), under which it granted CKDP an exclusive license to develop, manufacture and commercialize drug products containing difelikefalin in South Korea. CKDP is required to use commercially reasonable efforts, at its expense, to develop, obtain regulatory approval for and commercialize difelikefalin in South Korea. Cara is required to use commercially reasonable efforts, at its expense, to develop, obtain regulatory approval for and commercialize difelikefalin in the United States.
Under the terms of the CKDP Agreement, Cara received a non-refundable and non-creditable $0.6 million upfront payment and is eligible to receive up to an aggregate of $3.8 million in development and regulatory milestones (before South Korean withholding taxes). To date, Cara has received $2.3 million (before South Korean withholding tax) of development and regulatory milestones. Cara is also eligible to receive a mid-double-digit percentage of all non-royalty payments received by CKDP from its sublicensees, if any, and tiered royalties ranging from the high single digits to the high teens based on net sales, if any. CKDP’s obligation to pay Cara royalties continues, on a product-by-product basis, until the expiration of the last-to-expire licensed patent covering such product or the later expiration of any market exclusivity period.
The CKDP Agreement continues until CKDP no longer has any obligation to pay Cara royalties on any product. Either Cara or CKDP may terminate the CKDP Agreement for the other party’s breach of the CKDP Agreement or bankruptcy. CKDP may terminate the CKDP Agreement if any of the licensed patent rights is invalid, unenforceable, is narrowed in scope or is deemed unpatentable, except as a result of a challenge by CKDP, or a third party commercializes a product containing a compound identical to difelikefalin without infringing any of the licensed patent rights in South Korea. Cara may terminate the CKDP Agreement if CKDP challenges the licensed patent rights or if a third party in South Korea owns an issued patent that claims difelikefalin and CKDP’s sale of products would infringe that patent. In addition, in connection with the CKDP Agreement, CKDP made a $0.4 million equity investment in Cara. Cara expects to assign the CKDP Agreement to CSL Vifor in connection with the Merger and Asset Disposition.
Manufacturing and License Agreements
Polypeptide Laboratories S.A.
In July 2021, Cara entered into an API Commercial Supply Agreement with Polypeptide Laboratories S.A. (PPL), that defines each party’s responsibilities with respect to PPL’s manufacture and supply of API for the difelikefalin injection product candidate. Under the API Commercial Supply Agreement, PPL shall manufacture API at its facility for sale and supply to Cara, in the amounts as set forth in purchase orders to be provided by Cara. Cara will be required to purchase its requirements of API for each year of the term of the agreement, based on internal forecasts.
The API Commercial Supply Agreement will continue until the fifth anniversary of the approval by the FDA of the New Drug Application for KORSUVA injection, unless the API Commercial Supply Agreement is earlier terminated, and will automatically be extended for successive five-year periods unless either party gives notice to the other party of its intention to terminate. Cara expects to assign the API Commercial Supply Agreement to CSL Vifor in connection with the Merger and Asset Disposition.
Enteris Biopharma, Inc.
In August 2019, Cara entered into a non-exclusive license agreement (Enteris License Agreement) with Enteris Biopharma, Inc. (Enteris), Pursuant to the Enteris License Agreement, Enteris granted to Cara a non-exclusive, royalty-bearing license, including the right to grant sublicenses, under certain proprietary technology and patent rights related to or covering formulations for oral delivery of peptide active pharmaceutical ingredients with functional excipients to enhance permeability and/or solubility, known as Enteris’s Peptelligence® technology, to develop, manufacture and commercialize products using such technology worldwide, excluding Japan and South Korea.
As consideration for the licensed rights under the Enteris License Agreement, Cara paid an upfront fee equal to $8.0 million, consisting of $4.0 million in cash and $4.0 million in shares of Cara common stock.
Cara is also obligated, pursuant to the Enteris License Agreement, to pay Enteris (1) milestone payments upon the achievement of certain development, regulatory and commercial milestones and (2) low-single digit royalty percentages on net sales of licensed products, subject to reductions in specified circumstances. Until the second anniversary of the entry into the Enteris License Agreement, Cara had the right, but not the obligation, to terminate its obligation to pay any royalties under the Royalty Buyout. Cara did not exercise its Royalty Buyout right and such right expired in August 2021. During the three and nine months ended September 30, 2024 and 2023, no milestone payments or royalties were paid to Enteris by Cara in relation to the Enteris License Agreement.
The Enteris License Agreement will expire on a country-by-country, licensed product-by-licensed product basis upon the later of (1) the expiration (or invalidation) of all valid claims in licensed patent rights that cover such product in such country, (2) the end of the calendar quarter in which generic competition (as defined in the Enteris License Agreement) occurs for such product in such country and (3) ten years from the first commercial sale of such product.
Either party may terminate the Enteris License Agreement upon written notice if the other party has failed to remedy a material breach within 60 days (or 30 days in the case of a material breach of a payment obligation). Enteris may terminate the Enteris License Agreement upon 30 days’ written notice to Cara if Cara or any of its affiliates formally challenge the validity of any licensed patent rights or assists a third party in doing so. Cara may terminate the Enteris License Agreement for any reason or no reason (a) prior to receipt of first regulatory approval for a licensed product in the United States for any indication upon 30 days’ prior written notice to Enteris or (b) on or after receipt of first regulatory approval for a licensed product in the United States for any indication upon 60 days’ prior written notice to Enteris. In June 2024, Cara announced its decision to discontinue the clinical program in NP following the outcome from the dose-finding Part A of the KOURAGE-1 study evaluating the efficacy and safety of oral difelikefalin for moderate-to-severe pruritus in adult patients with NP.
Patheon UK Limited
In July 2019, Cara entered into a Master Services Agreement (MSA), with Patheon UK Limited, or Patheon. The MSA governs the general terms under which Patheon, or one of its affiliates, will provide non-exclusive manufacturing services to Cara for the drug products specified by Cara from time to time. Pursuant to the MSA, Cara have agreed to order from Patheon at least a certain percentage of its commercial requirements for a product under a related Product Agreement. Each Product Agreement that Cara may enter into from time to time will be governed by the terms of the MSA, unless expressly modified in such Product Agreement.
The MSA had an initial term ending December 31, 2024, which automatically renewed after the initial term for successive terms of two years until December 31, 2026.
Either party may terminate the MSA or a Product Agreement upon written notice if the other party (1) has failed to remedy a material breach within a specified time or (2) is declared insolvent or bankrupt, voluntarily files a petition of bankruptcy or assigns such agreement for the benefit of creditors. Cara may terminate a Product Agreement (a) upon 90 days’ prior written notice if any governmental agency takes any action that prevents Cara from selling the relevant product in the relevant territory, (b) upon six months’ prior written notice if Cara does not intend to order manufacturing services due to a product’s discontinuance in the market, or (c) upon 90 days’ prior written notice if Cara determines that the manufacture or supply of a product likely infringes third-party rights. Patheon may terminate the MSA or a Product Agreement (i) upon six months’ prior written notice if Cara assigns such agreement to an assignee that is unacceptable to Patheon for certain reasons, or (ii) upon 30 days’ prior written notice if, after the first year of commercial sales, Cara forecasts zero volume for 12 months.
The MSA contains, among other provisions, customary representations and warranties by the parties, a grant to Patheon of certain limited license rights to Cara’s intellectual property in connection with Patheon’s performance of the services under the MSA, certain indemnification rights in favor of both parties, limitations of liability and customary confidentiality provisions.
Also in July 2019, Cara entered into two related Product Agreements under the MSA, one with each of Patheon and Patheon Manufacturing Services LLC (Patheon Greenville), to govern the terms and conditions of the manufacture of commercial supplies of difelikefalin injection, Cara’s lead product candidate. Pursuant to the Product Agreements, Patheon and Patheon Greenville will manufacture commercial supplies of difelikefalin injection at the Monza, Italy and Greenville, North Carolina manufacturing sites, respectively, from API supplied by Cara. Patheon and Patheon Greenville will be responsible for supplying the other required raw materials and packaging components, and will also provide supportive manufacturing services such as quality control testing for raw materials, packaging components and finished product.
In December 2023, Cara entered into an agreement with Patheon to reimburse Patheon approximately $1.7 million for forecasted manufacturing commitments that are no longer needed due to the reduced demand expectations of KORSUVA in the United States, all of which had been paid as of September 30, 2024. Cara expects to assign the MSA to CSL Vifor in connection with the Merger and Asset Disposition.
Intellectual Property
Cara strives to protect the proprietary technologies that Cara believes are important to its business, including seeking and maintaining patent protection intended to cover the composition of matter of its commercial product, its methods of use, related technology and other inventions that are important to its business. As more fully described below, patent applications have been filed covering compositions and novel formulations of these compositions, as well as methods of using difelikefalin and related compounds. Cara owns the patent portfolio of eighteen issued U.S. patents covering KOR agonists, sixteen of which cover composition of matter of difelikefalin and its uses; six of these include composition of matter claims directed to difelikefalin, and ten patents include claims to its uses. All of these U.S. patents covering difelikefalin and its uses are expected to expire no earlier than November 12, 2027. Additionally, three U.S. patents have been granted with claims to difelikefalin-like dimer compounds and their uses. Cara has filed patent applications in the United States and internationally claiming novel oral formulations of difelikefalin. Two U.S. patents with claims to oral formulations of difelikefalin that are not currently under development have been granted and are expected to expire no earlier than September 13, 2039. Related U.S. and foreign applications, if granted, would also be expected to expire no earlier than September 13, 2039. Cara also relies on trade secrets and careful monitoring of its proprietary information to protect aspects of its business that are not amenable to, or that Cara does not consider appropriate for, patent protection.
Cara’s success will depend significantly on its ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to its business, defend and enforce its patents, maintain its licenses to use intellectual property owned by third parties, preserve the confidentiality of its trade secrets and operate without infringing valid and enforceable patents and other proprietary rights of third parties. Cara also relies on know-how, and continuing technological innovation to develop, strengthen, and maintain its proprietary position in the field of chronic pruritus.
A third party may hold intellectual property, including patent rights, which are important or necessary to the development of Cara’s products. It may be necessary for Cara to use the patented or proprietary technology of third parties to commercialize its products, in which case Cara would be required to obtain a license from these third parties on commercially reasonable terms, or its business could be harmed, possibly materially. If Cara were not able to obtain a license or were not able to obtain a license on commercially reasonable terms, its business could be harmed, possibly materially.
The patent positions of biopharmaceutical companies like Cara are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and the patent’s scope can be modified after issuance by later judicial decisions. Consequently, Cara does not know whether its product candidates will be adequately protectable or remain protected by enforceable patents. Cara cannot predict whether the patent applications Cara is currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Any patents that Cara holds may be challenged, circumvented or invalidated by third parties.
Because patent applications in the United States and certain other jurisdictions are maintained in secrecy for up to 18 months, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, Cara cannot be certain of its entitlement to the inventions covered by pending patent applications. Moreover, although unlikely, Cara may have to participate in interference proceedings declared by the United States Patent and Trademark Office (USPTO), to determine priority of invention, or in post-grant challenge proceedings in the USPTO, or a foreign patent office such as oppositions, inter-partes review, post grant review, or a derivation proceeding, that challenge Cara’s entitlement to an invention or the patentability of one or more claims in its patent applications or issued patents. Such proceedings could result in substantial cost, even if the eventual outcome is favorable to Cara.
The patent portfolios for Cara’s most advanced programs are summarized below.
Difelikefalin
Cara’s synthetic peptide amide kappa opioid agonist patent portfolio is wholly owned by Cara. The portfolio includes eighteen issued U.S. patents (U.S. Patent Nos. 7,402,564; 7,713,937; 7,727,963; 7,842,662; 8,217,007; 8,236,766; 8,486,894; 8,536,131; 8,906,859; 8,951,970; 9,321,810; 9,334,305; 9,359,399; 10,017,536; 10,138,270; 10,793,596; 10,913,769 and 11,033,629) with claims to compositions of a wide range of synthetic peptide amide kappa opioid agonists, including difelikefalin and related molecules, as well as formulations containing and methods of using these compounds. These patents claiming difelikefalin compositions are due to expire November 12, 2027. U.S. Patent No. 11,033,629 with claims to oral formulations of difelikefalin that are not currently under development is due to expire September 13, 2039.
Cara has listed twelve of the patents claiming difelikefalin acetate and/or its uses in the Orange Book, a listing of patents relating to approved drug products maintained by the FDA. Difelikefalin acetate has been awarded a five-year data exclusivity from the approval date, i.e. until August 23, 2026, prohibiting the FDA from accepting an application for approval of a difelikefalin product from a generic manufacturer until after the exclusivity period expires. In addition, Cara has also submitted an application for a patent term extension of one of its difelikefalin U.S. patents, which if granted for the additional full five-year extension requested, would extend the patent term to November 12, 2032.
Foreign applications relating to difelikefalin and related molecules, as well as formulations containing and methods of using these compounds, were filed in more than 40 foreign countries. National patents have been granted in 27 European countries, as well as in Australia, Brazil, Canada, China, Hong Kong, India, Israel, Japan, Malaysia, Mexico, New Zealand, Russian Federation, Singapore, South Africa and South Korea. These granted foreign patents with claims to difelikefalin are due to expire no earlier than November 12, 2027. Cara has applied for supplementary patent certificates (SPCs) for the basic product patent in Europe, including the five major European markets (France, Spain, Italy, Germany, and the UK). In the five major European markets, the SPC has been granted in France and Italy, (extending the patent term to November 12, 2032) and is pending in Germany, Spain, and the UK. Cara has also applied for a patent term extension in Japan, which is pending.
Cara also owns pending U.S. continuation and foreign patent applications with claims to oral formulations containing difelikefalin and medium chain fatty acid glycerides as absorption enhancers that are not currently under development in Australia, Brazil, Canada, China, Europe, Japan, Hong Kong, Israel, India, South Korea, Malaysia, Mexico, New Zealand, Philippines, Russian Federation, Saudi Arabi, UAE, and South Africa. If granted, these patents would expire no earlier than September 13, 2039.
In addition, Cara owns pending U.S. and foreign patent applications with claims to oral formulations containing difelikefalin and oligosaccharides not currently under development in Australia, Brazil, Canada, China, Europe, Japan, Hong Kong, Israel, India, South Korea, Malaysia, Mexico, New Zealand, Philippines, Russian Federation, Saudi Arabi, UAE, and South Africa. If granted, these patents would expire no earlier than March 18, 2041.
Other Cara Patents and Patent Applications
The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which Cara files, the patent term is 20 years from the earliest date of filing a PCT application or a non-provisional patent application. The term of a patent in the United States can be adjusted and extended due to the failure of the USPTO following certain statutory and regulation deadlines for progressing prosecution and issuing a patent.
In the United States, the patent term of a patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for a portion of the patent term lost during the FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe and other non-United States jurisdictions to extend the term of a patent that covers an approved drug.
In the future, if and when Cara’s pharmaceutical products receive FDA approval, Cara expects to apply for patent term extensions on patents covering those products. Although Cara intends to seek patent term extensions to any of its issued patents in any jurisdiction where these are available there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with its assessment of whether such extensions should be granted, and even if granted, the length of such extensions.
Cara Trademark Applications and Registrations
Cara relies on its U.S. and foreign trademarks for authentication of its current and future products and for protection against counterfeits. In the United States, trademarks may be reserved under an “Intent to Use” designation but may only be registered upon a showing of actual use in the stream of commerce. Many countries permit registration without such a showing of actual use. However, such registrations become vulnerable to cancellation after a designated period of non-use. For example, a trademark registered in EU States may be cancelled for non-use after five years from the date of registration. Trademark registrations can in principle last for as long as the owner uses the trademark and pays the maintenance fees due at regular intervals (every ten years in most jurisdictions after complying with filing requirements for confirmations of use and paying the designated fees during the first ten years from the registration date).
Cara owns the registered trademark “KORSUVA” in the United States and in fourteen foreign countries (Australia, Brazil, Canada, China, India, Israel, Japan, Kuwait, Mexico, New Zealand, Norway, South Korea, Switzerland, and the UK). In addition, Cara owns three registered Japanese trademarks for Katakana versions of “KORSUVA” as may be pronounced in the Japanese language: “KORSUVA” Katakana version 1: “ko-ru-su-ba” コルスバ; Katakana version 2: “ko-ru-su-o-ba” コルスーバ; and Katakana version 3 “ko-o-su-ba” コースバ.
Additionally, Cara owns the U.S. trademark application for “KAPRUVIA” currently pending under an “Intent to Use” designation, as well as the “KAPRUVIA” trademark registered in all twenty-seven EU States (Austria, Belgium, Bulgaria, Croatia, Republic of Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain and Sweden) and fourteen additional countries: Albania, Australia, China, Iceland, Israel, Monaco, New Zealand, North Macedonia, Norway, Russian Federation, Serbia, Switzerland, Turkey and the UK.
Cara relies on trade secret protection for its confidential and proprietary information. Although Cara takes steps to protect its proprietary information and trade secrets, including through contractual means with Cara’s employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to Cara’s trade secrets or disclose Cara’s technology. Thus, Cara may not be able to adequately protect its trade secrets to prevent harm to its business. It is Cara’s policy to require its employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with Cara. These agreements provide that all confidential information concerning Cara’s business or financial affairs developed or made known to the individual during the course of the individual’s relationship with Cara is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual, and which are related to Cara’s current or planned business or research and development, or R&D, or made during normal working hours, on Cara’s premises or using Cara’s equipment or proprietary information, are Cara’s exclusive property.
Competition
The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While Cara believes that its technology, knowledge, experience and scientific resources provide it with competitive advantages, Cara faces potential competition from many different sources, including large pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, and medical technology companies. Any product candidates that Cara successfully develops and commercializes will compete with existing therapies and new therapies that may become available in the future.
Cara believes the key competitive factors that will affect the development and commercial success of its product are its safety, efficacy and tolerability profile, reliability, convenience of dosing, price and reimbursement from government and third-party payers. Cara’s commercial opportunity could be reduced or eliminated if its competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that Cara may develop. Cara’s competitors also may obtain FDA or other regulatory approval for their products more rapidly than Cara may obtain approval for its, which could result in its competitors establishing a strong market position before Cara is able to enter the market. In addition, Cara’s ability to compete may be affected in many cases by insurers or other third-party payers seeking to encourage the use of generic products. Generic products currently on the market are often tried off-label for the indication that Cara is pursuing, and additional products are expected to become available on a generic basis over the coming years. Cara expects that its product will be priced at a significant premium over generic products.
Manufacturing
Cara does not have any manufacturing facilities. Cara currently relies, and expects to continue to rely, on third parties for the commercial manufacture for KORSUVA injection. Cara has negotiated long-term commitments with at least one primary supplier for its primary manufacturing and distribution functions. Cara has entered into a commercial manufacturing agreement with Patheon for KORSUVA injection, a commercial supply agreement with PPL to produce API, and a commercial packaging agreement with PCI Pharma Services. During 2023, Cara negotiated to reduce its commitment based on much lower-than-expected demand going forward for KORSUVA injection in the United States.
Cara’s product candidate is a small peptide and is manufactured in reliable and reproducible synthetic processes from available starting materials. The chemistry is amenable to scale up and does not require any special equipment or technology in the manufacturing process.
Government Regulation and Product Approval
Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, import and export of pharmaceutical products. The processes for obtaining regulatory approvals in the United States and in foreign countries, along with subsequent compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources.
FDA Regulation
In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending NDAs, withdrawal of an approval, imposition of a clinical hold, issuance of warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.
The process required by the FDA before a drug may be marketed in the United States generally involves the following:
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completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s GLP regulations;

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submission to the FDA of an IND which must become effective before human clinical trials may begin;

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approval by an independent IRB at each clinical site before each trial may be initiated;

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performance of human clinical trials, including adequate and well-controlled clinical trials, in accordance with cGCP to establish the safety and efficacy of the proposed drug product for each indication;

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submission to the FDA of an NDA;

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satisfactory completion of an FDA advisory committee review, if applicable;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practices, or cGMP, and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity, as well as satisfactory completion of an FDA inspection of selected clinical sites to determine cGCP compliance; and

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FDA review and approval of the NDA.

Preclinical Studies
Preclinical studies include laboratory evaluation of drug substance chemistry, toxicity and drug product formulation, as well as animal studies to assess potential safety and efficacy. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the FDA as part of an IND. Manufacture of drug substance, drug product and the labeling and distribution of clinical supplies must all comply with cGMP standards. Some preclinical testing may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.
Clinical Trials
Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with cGCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must continue to oversee the clinical trial while it is being conducted. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on their ClinicalTrials.gov website.
Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined. In Phase 1, the drug is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an initial indication of its effectiveness. In Phase 2, the drug typically is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage. In Phase 3, the drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product and to provide adequate information for the labeling of the product.
Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.
Marketing Approval
Assuming successful completion of the required clinical testing, the results of the preclinical and clinical studies, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA is subject to a substantial application user fee.
Under the Pediatric Research Equity Act (PREA), an NDA or supplement to an NDA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements.
The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity.
The FDA may refer an application for a novel drug to an external advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
The FDA also may require submission of a REMS to mitigate any identified or suspected serious risks and ensure safe use of the drug. The REMS plan could include medication guides, physician communication plans, assessment plans, and elements to assure safe use, such as restricted distribution methods, patient registries or other risk minimization tools.
Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured, referred to as a Pre-Approval Inspection. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical trial sites to assure compliance with cGCP.
The testing and approval process for an NDA requires substantial time, effort and financial resources, and each may take several years to complete. Data obtained from preclinical and clinical testing are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval of an NDA on a timely basis, or at all.
After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or preclinical testing in order for FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA may issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.
Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, including a boxed warning, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms under a REMS which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.
Post-Approval Requirements
Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion, reporting of adverse experiences with the product, and compliance with any post-approval requirements imposed as a condition of approval, such as Phase 4 clinical trials and surveillance to assess safety and effectiveness after commercialization. After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing, annual program user fee requirements for any marketed products, as well as new application fees for supplemental applications with clinical data. In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies and are subject to periodic announced and unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.
Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market.
Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:
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restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

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fines, warning letters or holds on post-approval clinical trials;

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refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;

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product seizure or detention, or refusal to permit the import or export of products; or

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injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Although physicians, in the practice of medicine, may prescribe approved drugs for unapproved indications, pharmaceutical companies are required to promote their drug products only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. However, physicians may, in their independent medical judgment, prescribe legally available products for off-label uses. The FDA does not regulate the behavior of physicians in their choice of treatments but the FDA does restrict manufacturer’s communications on the subject of off-label use of their products.
In addition, the distribution of prescription pharmaceutical products is subject to the Drug Supply Chain Security Act and state laws that limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.
Fraud and Abuse, Data Privacy and Security and Transparency Laws and Regulations
In addition to FDA restrictions on marketing of pharmaceutical products, federal and state health care regulatory laws restrict business practices in the biopharmaceutical industry. These laws include, among other things, anti-kickback and false claims laws and regulations, physician payment transparency laws and regulations, as well as data privacy and security laws and regulations.
The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering, or arranging for or recommending the purchase, lease, or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been interpreted broadly to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances.
Additionally, the intent standard under the federal Anti-Kickback Statute was amended by the Patient Protection and Affordable Care Act, as amended by the Health Care Education Reconciliation Act (collectively, the Health Care Reform Law), to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the Health Care Reform Law provided that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.
Federal false claims laws, including the federal civil False Claims Act prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment to, or approval by, the federal government or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. The federal civil False Claims Act has been used to assert liability on the basis of kickbacks and other improper referrals, improperly reported government pricing metrics such as Best Price or Average Manufacturer Price, improper use of Medicare provider or supplier numbers when detailing a provider of services, improper promotion of off-label uses not expressly approved by FDA in a drug’s label, and allegations as to misrepresentations with respect to the services rendered. Additionally, the civil monetary penalties statute, which, among other things, imposes fines against any person or entity who is determined to have presented, or caused to be presented, claims to a federal healthcare program that the person knows, or should know, is for an item or service that was not provided as claimed or is false or fraudulent. The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, including private third-party payers and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services relating to healthcare matters. Also, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payer.
In addition, Cara is or may become subject to data privacy and security regulations by both the U.S. federal government and the state governments in which Cara conducts its business. HIPAA, as amended by HITECH and their respective implementing regulations, including the Final HIPAA Omnibus Rule published on January 25, 2013, imposes specified requirements on certain types of individuals and entities subject to the law, known as covered entities, such as certain healthcare providers, health plans, and healthcare clearinghouses, as well as their business associates that process individually identifiable health information on their behalf, relating to the privacy, security and transmission of individually identifiable health information as well as their covered subcontractors. Among other things, HITECH makes security standards and certain privacy standards directly applicable to the business associates of covered entities that perform services for them that involve the creation, use, maintenance or disclosure of, individually identifiable health information. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, Cara is or may become subject to U.S. state laws (such as the California Consumer Privacy Act of 2018 (CCPA) and foreign laws (such as the EU’s General Data Protection Regulation 2016/679 (EU GDPR), the EU GDPR as it forms part of UK law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (UK GDPR) that govern data privacy, security and protection. Many of these laws differ from each other in significant ways and may not have the same effect, both of which complicate compliance efforts to the extent Cara is or may become subject to these laws.
Additionally, federal transparency laws, including the federal Physician Payments Sunshine Act created under Section 6002 of the Health Care Reform Law and its implementing regulations, require that manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) report annually to the or CMS information related to payments or other transfers of value made or distributed to physicians (defined to include doctors of medicine, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals, or to entities or individuals at their request or designation. Additionally, applicable manufacturers and applicable group purchasing organizations are required to report annually to CMS certain ownership and investment interests held by physicians (as defined above) and their immediate family members.
There are also an increasing number of analogous state laws that require manufacturers to file reports with states on pricing and marketing information, such as tracking and reporting of gifts, compensations, other remuneration and items of value provided to healthcare professionals and healthcare entities. For example, several states have enacted legislation requiring pharmaceutical companies to, among other things, establish and implement commercial compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities and/or register their sales representatives. Certain state laws also regulate manufacturers’ use of prescriber-identifiable data. These laws may affect Cara’s sales, marketing and other promotional activities by imposing administrative and compliance burdens. In addition, given the lack of clarity with respect to these laws and their implementation, Cara’s reporting actions could be subject to the penalty provisions of the pertinent state and federal authorities.
If Cara’s operations are found to be in violation of any of the health regulatory laws described above or any other laws that apply to Cara, Cara may be subject to penalties, including significant criminal, civil and administrative penalties, damages, fines, imprisonment, exclusion from participation in government healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and/or oversight if Cara becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of its operations, any of which could adversely affect its ability to operate its business and its results of operations. To the extent that any of Cara’s products are sold in a foreign country, Cara may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.
Coverage and Reimbursement Generally
The commercial success of KORSUVA injection and Cara’s ability to commercialize any approved product candidate successfully will depend in part on the extent to which governmental payer programs at the federal and state levels, including Medicare and Medicaid, private health insurers and other third-party payers provide coverage for and establish adequate reimbursement levels. In the United States, private health insurers and other third-party payers often provide reimbursement for products and services based on the level at which the government provides reimbursement through the Medicare or Medicaid programs for such products and services.
Patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payers to reimburse all or part of the associated healthcare costs. Sales of KORSUVA injection will therefore depend substantially, both domestically and abroad, on the extent to which the costs of Cara’s products will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, such as Medicare and Medicaid, private health insurers and other third-party payers. Further, assuming coverage is approved, the resulting reimbursement payment rates might not be adequate. KORSUVA injection is expected to be designated as a component of the government’s bundled reimbursement for ESRD treatment.
Cara’s U.S. commercial partner, CSL Vifor, submitted the payment reimbursement application for TDAPA and HCPCS to CMS in September 2021. In December 2021, CMS granted TDAPA to KORSUVA injection in the anti-pruritic functional category. TDAPA applied to KORSUVA injection beginning April 1, 2022 for two years. On October 27, 2023, CMS published the final CY 2024 rule, which finalized the post-TDAPA add-on payment as proposed in the draft CY 2024 rule. Under the final rule, TDAPA drugs in existing functional categories will receive a post-TDAPA add-on payment set at 65 percent of the total trailing 12-months expenditure levels for the given renal dialysis drug or biological product. The post-TDAPA add-on payment will be applied to all ESRD PPS payments and paid for 3 years, adjusted annually. The add-on payments for KORSUVA injection commenced on April 1, 2024.
Third-party payers are increasingly imposing additional requirements and restrictions on coverage and limiting reimbursement levels for medical products, including pharmaceuticals. For example, federal and state governments reimburse covered prescription drugs at varying rates generally below average wholesale price. These restrictions and limitations influence the purchase of healthcare services and products. Third-party payers may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drug products for a particular indication. Additionally, third-party payers are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. Therefore, Cara may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of its products, in addition to the costs required to obtain the FDA approvals. KORSUVA injection may not be considered medically necessary or cost-effective. Moreover, a payer’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved, and one payer’s determination to provide coverage for a product does not assure that other payers will also provide coverage. Adequate third-party reimbursement may not be available to enable Cara to maintain price levels sufficient to realize an appropriate return on its investment in drug development. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future. Legislative proposals to reform healthcare or reduce costs under government insurance programs may result in lower reimbursement for Cara’s products and product candidates or exclusion of its products and product candidates from coverage. The cost containment measures that healthcare payers and providers are instituting and any healthcare reform could significantly reduce Cara’s revenues from the sale of KORSUVA injection.

Healthcare Regulatory Developments
In the United States and some foreign jurisdictions, the legislative landscape with respect to healthcare continues to evolve. There have been a number of legislative and regulatory changes to the healthcare system that could affect Cara’s ability to sell its products profitably. Among policy makers and payers in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.
For example, the Health Care Reform Law was passed in March 2010 and includes provisions that have substantially changed healthcare financing by both governmental and private insurers.
There have been executive, judicial and Congressional challenges and amendments to certain aspects of the Health Care Reform Law. For example, on August 16, 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in Health Care Reform Law marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the Health Care Reform Law will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges and the healthcare reform measures of the Trump administration will impact the Health Care Reform Law and Cara’s business.
In addition, other legislative changes have been proposed and adopted since the Health Care Reform Law was enacted. In August 2011, President Obama signed into law the Budget Control Act of 2011, as amended, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend proposals in spending reductions to Congress. The Joint Select Committee on Deficit Reduction did not achieve its targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reductions to several government programs. These reductions include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year starting in 2013 and, due to subsequent legislative amendments, will remain in effect until 2032, unless additional Congressional action is taken. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024.
In the United States, the EU, and other potentially significant markets for Cara’s product candidates, government authorities and third-party payers are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which often has resulted in average selling prices lower than they would otherwise be. Further, the increased emphasis on managed healthcare in the United States and on country and regional pricing and reimbursement controls in the EU will put additional pressure on product pricing, reimbursement and utilization, which may adversely affect Cara’s future product sales and results of operations. For example, there have been several recent U.S. Presidential executive orders, Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. In addition, the IRA, among other things, (1) directs the U.S. Department of Health and Human Services, or HHS, to negotiate the price of certain high-expenditure, single-source drugs covered under Medicare that have been on the market for at least seven years, or the Medicare Drug Price Negotiation Program, and (2) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions take effect progressively starting in fiscal year 2023. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare Drug Price Negotiation Program is currently subject to legal challenges. On January 17, 2025, HHS selected fifteen additional products covered under Part D for price negotiation in 2025. Each year thereafter, more Part B and Part D Products will become subject to the Medicare Drug Price Negotiation Program. Further, on December 7, 2023, an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act was announced. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, to encourage importation from other countries and bulk purchasing. For example, on January 5, 2024, the FDA approved Florida’s Section 804 Importation Program (SIP) proposal to import certain drugs from Canada for specific state healthcare programs. It is unclear how this program will be implemented, including which drugs will be chosen, and whether it will be subject to legal challenges in the United States or Canada. Other states have also submitted SIP proposals that are pending review by the FDA. Any such approved importation plans, when implemented, may result in lower drug prices for products covered by those programs. These pressures can arise from rules and practices of managed care groups, judicial decisions and laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical coverage and reimbursement policies and pricing in general.
These and other healthcare reform initiatives may result in additional reductions in Medicare payments and other healthcare funding, which could have a material adverse effect on Cara’s financial operations. Cara expects that additional state and federal healthcare reform measures will be adopted in the future, particularly in light of the recent U.S. Presidential and Congressional elections, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could further limit the prices Cara is able to charge, or the amounts of reimbursement available, for KORSUVA injection or any other product candidate that may be approved.
Foreign Regulation
In order to market any product outside of the United States, Cara would need to comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Individual countries govern, among other things, clinical trials, marketing authorization, commercial sales and distribution of Cara’s products. For example, in the EU, Cara must obtain authorization of a clinical trial application, or CTA, through the Clinical Trials Registration process in each member state in which Cara intends to conduct a clinical trial. Whether or not Cara obtains FDA marketing approval for a product, Cara would need to obtain the necessary approvals by the comparable regulatory authorities of foreign countries before Cara can commence marketing of the product in those countries. The approval process varies from country to country and can involve additional product testing and varying administrative review periods. The time required to obtain approval in other countries might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory outcome in others.
Employees and Human Capital
In connection with its decision to discontinue the clinical program in NP in June 2024 and the approval of a streamlined operating plan exploring strategic alternatives, Cara’s Board of Directors approved a reduction in the Cara workforce, which was substantially completed by June 30, 2024. As of January 24, 2025, Cara had ten employees, all of whom are located in the United States. None of Cara’s employees are represented by a labor union or covered by a collective bargaining agreement. Cara considers its relationship with its employees to be good.
Cara’s human capital resources objectives include, as applicable, retaining and incentivizing its existing employees, advisors, and consultants. The principal purposes of Cara’s equity and cash incentive plans are to retain and reward personnel through stock-based and cash-based compensation awards, in order to increase stockholder value and the success of Cara by motivating such individuals to perform to the best of their abilities and achieve Cara’s objectives.
Website Access to Reports
Cara’s website is www.caratherapeutics.com. Cara is subject to the informational requirements of the Exchange Act and file or furnish reports, including its Annual Report on Form 10-K, Quarterly Reports on

Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Exchange Act, proxy statements and other information with the SEC. Cara makes copies of these reports and other information available free of charge through its website (under the heading “SEC Filings”) as soon as reasonably practicable after Cara files or furnishes them with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. The information contained on the websites referenced herein is not incorporated by reference into this proxy statement/prospectus, and the website addresses are provided only as inactive textual references.

DESCRIPTION OF TVARDI’S BUSINESS
Unless otherwise indicated, all references to “Tvardi,” the “company” or similar terms refer to Tvardi Therapeutics, Inc.
Overview
Tvardi is a clinical-stage biopharmaceutical company focused on the development of novel, oral, small molecule therapies targeting (STAT3) to treat fibrosis-driven diseases with significant unmet need. Based upon Tvardi’s founder’s seminal work and deep understanding of the transcription factor, STAT3, Tvardi has designed an innovative approach to directly inhibit STAT3, a highly validated, yet historically undruggable target. Leveraging this expertise, Tvardi is developing a pipeline of STAT3 inhibitors with a differentiated mechanism of action and convenient oral dosing. Tvardi’s lead product candidate, TTI-101, is currently in Phase 2 clinical development for the treatment of fibrosis-driven diseases, with an initial focus on idiopathic pulmonary fibrosis (IPF), and hepatocellular carcinoma (HCC). Tvardi expects to report unblinded data from its Phase 2 IPF clinical trial in the second half of 2025 and anticipate preliminary topline data from its HCC Phase 1b/2 clinical trial in the second half of 2025.
Tvardi’s approach is rooted in its expertise around STAT3’s functional composition and its critical role in disease pathogenesis, as well as other essential biological functions. Tvardi’s co-founder, David J. Tweardy, M.D., was one of the first to identify that STAT3, when activated by phosphorylation on tyrosine (Y) residue 705, referred to herein as (pY-STAT3), acts as a central catalyst across critical fibrotic signaling pathways and is key to the cellular processes associated with fibrosis-driven diseases. Intrinsically (within proliferative cells and the extracellular matrix (ECM), pY-STAT3 increases cell proliferation and survival and promotes the deposition of extracellular matrix proteins, while extrinsically (within the immune system), pY-STAT3 contributes to immune suppression. Collectively, persistent pY-STAT3 drives the development and progression of the pathogenic cascade of fibrosis. By targeting pY-STAT3, Tvardi’s approach is designed to simultaneously modulate each of the key pathways of the fibrotic cascade, whereas previous approaches only targeted single pathways. Beyond its role in fibrosis, STAT3 also has an essential role in cellular respiration in the mitochondria. Tvardi’s co-founder, David J. Tweardy, M.D., made the critical discovery that blocking pY-STAT3 could inhibit STAT3’s role as a transcription factor without affecting its role in the mitochondria. Tvardi has leveraged this discovery to design its product candidates to inhibit STAT3 activation which, it believes, will lead to disease modifying activity without impairing essential biological functions.
Based on the strong biological rationale and data to date, Tvardi believes it has robust proof of concept to support the potential of its STAT3 inhibitors to treat fibrosis-driven diseases. In preclinical models, TTI-101 administration resulted in statistically significant reductions in levels of well-known biomarkers of fibrosis, most notably collagen type I alpha1 chain (COL1A1) (p≤0.05). In addition, TTI-101 administration decreased the amount of fibrotic tissue in the lungs, in a statistically significant manner (p≤0.05), as measured by histologic evaluation of fibrosis severity, and returned oxygen saturation (SO2), to near normal levels versus animals treated with placebo where SO2 levels continued to decline. Tvardi is enrolling patients in its ongoing REVERTIPF Phase 2, randomized, double-blind, placebo-controlled clinical trial of TTI-101 as monotherapy or in addition to nintedanib, a standard of care (SoC), therapy, to evaluate its safety, tolerability and preliminary efficacy in patients suffering from IPF. In addition, Tvardi has previously demonstrated, in a Phase 1 oncology clinical trial of TTI-101 as monotherapy enriched for patients with HCC, that TTI-101 was generally well-tolerated, targeted STAT3, lowering levels of pY-STAT3 in tumors, as evidenced by biopsy sample and demonstrated a disease control rate of 53% as measured by Response Evaluation Criteria in Solid Tumors Version 1.1, RECIST v1.1, leading to clinical responses in fibrosis-driven tumors. RECIST is a standard way to measure how well a cancer patient responds to treatment. Tvardi is currently enrolling patients in its REVERTLIVER CANCER Phase 1b/2 clinical trial to investigate TTI-101 as monotherapy and in combination with standard of care in patients with HCC. The ongoing Phase 1b/2 design allows Tvardi to transition from a dose-finding and safety evaluation in the Phase 1b portion of the clinical trial, to a larger, Phase 2 portion of the clinical trial with primary efficacy endpoints, including overall response rate using RECIST v1.1. Tvardi’s second product candidate, TTI-109, is also an oral, small molecule STAT3 inhibitor that is structurally related to, yet chemically distinct from, TTI-101 and is designed to enhance Tvardi’s ability to target STAT3. Tvardi expects to submit an investigational new drug (IND), application for TTI-109 in the first half of 2025.

Tvardi’s Pipeline
Tvardi’s current pipeline is depicted below:
The U.S. Food and Drug Administration (FDA), has granted orphan drug designation for TTI-101 in both IPF and HCC as well as Fast-Track Designation for TTI-101 in HCC.
TTI-101 for the Treatment of IPF
In the United States, approximately 150,000 individuals have IPF, while globally the number is estimated to be three million. Currently, approved anti-fibrotic therapies, Esbriet and Ofev, had collective peak sales of $4.9 billion, yet their use is limited as they do not reverse fibrosis or improve lung function. Based on the well-established role of pY-STAT3 in the pathogenesis of fibrosis, Tvardi believes TTI-101’s differentiated mechanism of action has the potential to address this unmet need in IPF, if approved. In preclinical models, Tvardi observed that TTI-101 led to a reduction of fibrotic tissue in the lungs and improved lung function. Tvardi also observed dose-dependent decreases in validated biomarkers associated with cell proliferation (resulting in reduced deposition) as well as increase in the modulation and activity of T cells (responsible for increased cellular and extracellular degradation). Additionally, Tvardi’s completed Phase 1 healthy volunteer drug-drug interaction clinical trial with IPF standard of care (SoC), therapies showed TTI-101 to be generally well-tolerated. No severe adverse events (SAEs), were reported. The most frequent treatment emergent adverse events (TEAEs), predominantly reported as mild in severity, resolved on study. Tvardi’s clinical data, including robust pharmacokinetic (PK), pharmacodynamic (PD), and tolerability data, has allowed Tvardi to rapidly progress into a Phase 2 clinical trial in IPF.
Tvardi is currently enrolling its REVERTIPF Phase 2, multicenter, randomized, double-blind, placebo-controlled clinical trial of TTI-101 to evaluate safety, tolerability and PK in patients suffering from IPF. Tvardi also plans to evaluate multiple efficacy measures, including the established Phase 3 efficacy endpoint of forced vital capacity (FVC). Approximately 75 patients are randomly assigned (1:1:1) to receive oral TTI-101 400 mg/day, TTI-101 800 mg/day or placebo for 12 weeks as monotherapy or in addition to SoC, nintedanib. The natural course of disease for patients suffering from IPF, even when treated with SoC, is a decline in lung function as measured by FVC. Preliminary blinded data from the two dose levels of TTI-101 and placebo in 38 patients to date have reported approximately 50% of patients’ FVC values near or above baseline. Tvardi expects to report unblinded data from this clinical trial in the second half of 2025.
TTI-101 for the Treatment of HCC
HCC, a fibrosis-driven cancer, is the third-leading cause of cancer-related mortality in the United States and globally, with an estimated survival of six to 20 months following diagnosis. Treatment with the current SoC in first line remains suboptimal with an overall response rate (ORR), of 10% to 27%. Following progression on first-line therapies, response rates are further reduced (ORR of ≤5%) for patients who go on to receive second-line therapies. Overall response rate is defined as the proportion of patients who have achieved a partial response (≥30% decrease in the sum of the diameters of target lesions, as compared with the baseline sum of diameters) or a complete response (disappearance of all target lesions). Similar to its role in IPF, pY-STAT3 in HCC serves an integral role in both the intrinsic cellular processes that drive aberrant proliferation, survival, deposition and extrinsic processes that induce immune suppression. Greater than 95% of patients with HCC have pY-STAT3 in their tumors, the presence of which correlates closely with tumor vascularity and aggressiveness of disease and is significantly associated with poor overall survival.
In preclinical studies, TTI-101 demonstrated statistically significant changes in (1) microsteatosis score (abnormal liver fat accumulation) that was 89% lower in animals treated with TTI-101 versus placebo treated animals (p<0.001), (2) fibrosis, measured by histologic staining, that was 65% lower in animals treated with TTI-101 versus placebo treated animals (p<0.001) and (3) tumor growth, measured by comparing the average tumor volume determined by MRI, that was 57% lower in animals treated with TTI-101 versus placebo treated animals (p=0.04). Additionally, in a separate study, combination of TTI-101 with anti-PD-1 and bevacizumab demonstrated a statistically significantly larger reduction in tumor weight compared to anti-PD-1 and bevacizumab or saline that was statistically significant (p<0.01). Tvardi has also completed a Phase 1 dose-escalation and dose-expansion clinical trial for TTI-101 in advanced tumors, enriched for patients with HCC. TTI-101 was observed to lower levels of pY-STAT3 in tumors, as evidenced by biopsy samples and demonstrated a disease control rate of 53%, as measured by RECIST v1.1, leading to clinical responses in HCC and other tumor types. Tvardi also conducted a Phase 1b clinical trial in six hormone receptor — positive (HR+), human epidermal receptor 2 negative (HER2−), palbociclib-resistant breast cancer patients to evaluate TTI-101 in combination with palbociclib and aromatase inhibitor (AI). The recommended Phase 2 dose was selected and there were no clinically significant safety concerns or risks identified that were related to the use of TTI-101 in combination with palbociclib or AI. Given the evolving treatment landscape for metastatic breast cancer, Tvardi has discontinued all clinical development in metastatic breast cancer and have directed its resources to its current pipeline. Tvardi believes its results to date support TTI-101’s differentiated mechanism of action to deliver therapeutic benefit as monotherapy and in combination with existing approved agents, if approved. If approved, Tvardi does not believe a commercial license, supply, and/or collaboration agreement with the marketers of existing SoC treatments would be needed, as these commercial therapies are available in the market.
Tvardi is currently enrolling its REVERTLIVER CANCER Phase 1b/2, multicenter, open-label clinical trial, designed to investigate the safety and efficacy of TTI-101 across three cohorts of patients with HCC: as monotherapy and in combination with SoC treatments pembrolizumab or atezolizumab + bevacizumab. This is a combined Phase 1b and 2 trial in order to evaluate safety and tolerability of TTI-101 and to determine the recommended Phase 2 dose (RP2D), of orally administered TTI-101 as a single agent or in combination with pembrolizumab or atezolizumab/bevacizumab in Phase 1b. The primary endpoints for the Phase 1b portion include incidence of adverse events (AEs). Separately, the trial will evaluate safety and tolerability at the RP2D and assess preliminary efficacy in the Phase 2 portion of the trial. The primary endpoints for the Phase 2 portion include incidence of AEs and overall response rate using RECIST v1.1.
Tvardi plans to report preliminary topline data from this clinical trial in the second half of 2025.
TTI-109
Tvardi’s second product candidate, TTI-109, is an oral, small-molecule, prodrug of, and mechanistically identical to, TTI-101. TTI-109 itself does not inhibit STAT3, but rapidly converts to TTI-101 in the blood. TTI-109 is designed to enhance its ability to target STAT3 as a more efficient delivery vehicle for TTI-101 with the potential to improve tolerability. In Tvardi’s IND-enabling toxicology studies in rats and monkeys, TTI-109 has been observed to result in equal drug exposure as compared to TTI-101, with no toxicity observed. Tvardi has received pre-IND feedback from the FDA that its data package to date is sufficient to support a clinical trial of TTI-109 in oncology. To maximize the potential of TTI-109 in fibrosis-driven diseases, Tvardi is planning additional preclinical studies and a first-in-human IND submission for TTI-109 in the first half of 2025.
Tvardi’s Team
Tvardi was founded in 2017 by world-renowned physician-scientists David J. Tweardy, M.D., and Ron DePinho, M.D. Dr. Tweardy is recognized for his work elucidating STAT3’s contribution to inflammation,

fibrosis and oncogenesis. Discoveries by Dr. Tweardy and his lab included identification of the structural basis for the activation of STAT3, which led to the identification of TTI-101. Dr. DePinho is the Past President of The University of Texas MD Anderson Cancer Center and a member of the National Academy of Science and National Academy of Medicine. Dr. DePinho’s groundbreaking research program has contributed to Tvardi’s understanding of cancer and aging disorders.
Tvardi’s management team is comprised of experienced entrepreneurs, innovative scientists and dedicated physicians with a mission to develop a new class of breakthrough medicines for fibrosis-driven disease. Imran Alibhai, Ph.D., Tvardi’s Chief Executive Officer, brings approximately 20 years of experience in the biopharmaceutical industry as an executive, advisor and investor across public and private equities including fibrosis and oncology. Dr. Alibhai has held several executive positions at MPM Capital LLC, Alexandria Venture Investments, LLC, Peter J. Solomon Company and most recently as senior vice president and managing director at DNAtrix, Inc. John Kauh, M.D., Tvardi’s Chief Medical Officer, is a board-certified medical oncologist with proven leadership in early- and late-phase drug development of multiple oncology programs including surufatinib (Sulanda) at HUTCHMED (China) Limited and ramucirumab (Cyramza) for HCC at Eli Lilly and Company. Dan Conn, J.D., M.B.A., Tvardi’s Chief Financial Officer, has an extensive background in corporate law, finance and business management, having held multiple senior positions at Morgan Stanley, D.E. Shaw & Co., L.P., Brookfield Asset Management, Peter J. Solomon Company and most recently as chief executive officer and member of the board of directors at Christie’s International Real Estate.
Tvardi’s Strategy
Tvardi’s goal is to leverage its expertise in STAT3 biology to discover and develop novel, oral, small molecule therapeutics for the treatment of patients suffering from fibrosis-driven diseases with significant unmet need. Tvardi aims to achieve this goal by executing on the following strategies.
•
Become a leading STAT3 company to unlock its potential in fibrosis-driven diseases.   As a central mediator across critical fibrotic signaling pathways, pY-STAT3 is key to many of the cellular processes that drive aberrant proliferation, survival, ECM, deposition and immune suppression. Based upon its founder’s seminal work, Tvardi has made breakthrough discoveries that helped identify the structural basis and medicinal chemistry required to target the highly validated, yet historically undruggable, pY-STAT3. Tvardi leverages its deep understanding of STAT3 biology to design product candidates which specifically inhibit the activation of STAT3’s nuclear functions without interfering with essential biological functions of STAT3. Tvardi believes its approach to directly inhibiting STAT3 enables it to develop product candidates with the potential to provide meaningful therapeutic benefit to patients with fibrosis-driven diseases, if approved.

•
Rapidly advance TTI-101, Tvardi’s oral, small molecule inhibitor of STAT3 through clinical trials for the treatment of IPF.   Tvardi believes there is a critical need for a disease-modifying and well-tolerated oral agent to effectively treat IPF, a chronic, debilitating fibrotic lung disease with median survival time of less than five years from time of diagnosis. Tvardi’s lead product candidate, TTI-101, has demonstrated downregulation of biomarkers of fibrosis across multiple preclinical models, supportive of STAT3 inhibition. In particular, in an established functional model of IPF, Tvardi observed dose-dependent, therapeutic reduction in fibrosis and improved lung function. Additionally, the robust PK, PD and safety data Tvardi has generated in oncology to date has allowed Tvardi to rapidly progress into a Phase 2 clinical trial in IPF. In August 2023, Tvardi dosed the first patient in its ongoing 12-week REVERTIPF Phase 2 clinical trial for the treatment of patients suffering from IPF. Preliminary blinded data from the two dose levels of TTI-101 and placebo in 38 patients (randomized 1:1:1) to date indicated approximately 50% of participants reporting FVC values near or above baseline. The natural course of disease for patients suffering from IPF, regardless of SoC therapies, is a decline in lung function. Tvardi expects to report unblinded data from this clinical trial in the second half of 2025. Based on results from this Phase 2 clinical trial in IPF, it intends to further explore TTI-101 for use as monotherapy or in addition to SoC, nintedanib.

•
Progress TTI-101 through pivotal development for the treatment of fibrosis-driven cancers, with initial development in HCC.   As in IPF, STAT3 serves an integral role in the cellular processes that drive aberrant proliferation, survival, ECM deposition and immune suppression in HCC. Greater than

95% of patients with HCC have pY-STAT3 in their tumors, which correlates with a worse prognosis. Tvardi has prioritized HCC for its initial development within oncology and believes its results to date support TTI-101’s differentiated mechanism of action to deliver therapeutic benefit as monotherapy and in combination with existing approved agents, if approved. Amongst patients with HCC (n=17), Tvardi’s Phase 1 clinical trial data demonstrated a disease control rate of 53%, as measured by RECIST v1.1, after a median of two prior systemic therapies. Tvardi is currently conducting its REVERTLIVER CANCER Phase 1b/2 clinical trial for TTI-101 in HCC both as monotherapy and in combination with pembrolizumab or atezolizumab + bevacizumab and expects to report preliminary topline data in the second half of 2025. Based on results from this Phase 2 clinical trial in HCC, Tvardi intends to further explore TTI-101 for use as monotherapy or in combination with existing SoC.
•
Expand Tvardi’s pipeline into additional indications where STAT3 activation plays a central role in disease pathogenesis.   Tvardi intends to continue leveraging its deep expertise in STAT3 biology to develop multiple product candidates for a broad range of fibrosis-driven diseases. In addition to its development of TTI-101, Tvardi is advancing TTI-109 through IND-enabling studies. Tvardi plans to leverage the data from these preclinical studies to determine the optimal path forward for TTI-109, targeting an IND submission in the first half of 2025.

•
Evaluate and pursue tailored strategies to maximize the impact of Tvardi’s product candidates and benefit to patients.   Tvardi retains exclusive worldwide rights to all of its product candidates. It intends to independently develop its product candidates in indications and geographies with clear clinical and regulatory approval pathways where it can commercialize successfully on its own, if approved. Tvardi may also seek to establish strategic partnerships around certain product candidates in disease areas or geographies that are better served by the resources or specific expertise of other biopharmaceutical companies. To better serve patients with rare fibrosis-driven diseases, such as IPF, Tvardi continues to grow and strengthen its relationship with key constituents such as physicians, caregivers and patient advocacy groups.

Overview of Fibrosis
Fibrosis is a pathological feature of most chronic inflammatory diseases and is characterized by the excessive accumulation of ECM components, including collagen and fibronectin in and around inflamed tissue, which can lead to permanent scarring, organ function decline and ultimately death. While fibrotic pathways are typically activated to serve as a natural mechanism for wound healing, normal tissue repair can evolve into a progressive irreversible fibrotic response if the tissue injury is severe or repetitive. Fibrosis-driven diseases can affect nearly all tissues and organs, compromising their normal function and contributing to the morbidity and mortality of aging-related disease worldwide. In the United States, fibrosis-driven diseases have led to an estimated 45% of all-cause mortality. The underlying principal mechanisms of fibrosis are similar across various tissue and cell types, and fibrosis plays a critical role in numerous debilitating diseases. However, the pathophysiology of fibrosis is a complex process driven by multiple signaling pathways and mediators including, but not limited to, IL-6 and TGF-β, leaving many patients suffering from fibrosis-driven diseases without adequate treatment options. As a central mediator across critical fibrotic signaling pathways, pY-STAT3 is key to many of the cellular processes that drive aberrant proliferation, survival, ECM deposition and immune suppression.
Role of STAT3 in Fibrosis-Driven Diseases
Activation of STAT3 plays multiple roles in cells, including cell survival and proliferation in response to injury in the canonical pathway and cellular respiration within the mitochondria in the non-canonical pathway. The canonical pathway is the primary STAT3 pathway linking to fibrosis. In the canonical pathway, STAT3 becomes phosphorylated on tyrosine residue Y705, pY-STAT3, forms a dimer, translocates into the nucleus and activates the transcription of responsive genes. In the non-canonical pathway, STAT3 becomes phosphorylated on serine residue S724, pS-STAT3, and translocates into mitochondria, playing a key role in the essential biological function of cellular respiration.
In the canonical pathway, STAT3 activation can be triggered by an inflammatory reaction to injury and is sustained to repair the wound. Upon achieving homeostasis or recovery, feedback loops inactivate

STAT3’s response. Persistent STAT3 activation can lead to uncontrolled chronic inflammation and fibrosis leading to a variety of chronic, debilitating diseases. STAT3 can be activated by a variety of cytokines, growth factors and non-tyrosine receptor kinases (non-TRKs), including IL-6 and TGF-β, which lead to pY-STAT3.
STAT3’s Canonical Function Plays a Central Role in Fibrosis-Driven Diseases

Source: Image adapted from “Therapeutically exploiting STAT3 activity in cancer — using tissue repair as a road map” by Jennifer Huynh, et al., and “Contribution of STAT3 to Inflammatory and Fibrotic Diseases and Prospects” by Moses M. Kasembeli, et al.
The canonical STAT3 pathway associated with fibrosis-driven diseases can be broadly defined by a dual mechanism of action: intrinsic activity (within proliferative cells and the ECM) and extrinsic activity (within the immune system). Intrinsically (within proliferative cells and the ECM), pY-STAT3 increases cell proliferation and survival and promotes the deposition of ECM proteins, while extrinsically (within the immune system), pY-STAT3 contributes to immune suppression. Increased levels of extrinsic and intrinsic pY-STAT3 signaling result in fibrosis-driven diseases, including but not limited to IPF, HCC and systemic sclerosis (SSc).

The Dual Mechanism of Action of STAT3’s Function in the Canonical Pathway

STAT3
STAT3
Activation of
STAT3
STAT3
P
P
STAT3
INTRINSIC
(Cellular)
Proliferative Cells
Deposition and
Proliferation
EXTRINSIC
(Immune)
Immune
Suppression
STAT3P-
STAT3P+
STAT3P-
MDSC
STAT3P+
MDSC
CD8+

Critical and well-established signaling regulators of fibrosis, such as IL-6 and TGF-β, have been shown to induce pY-STAT3-dependent fibrotic conditions. pY-STAT3 is known to act both independently and in conjunction with other signaling networks that contribute to fibrosis. pY-STAT3 drives the development and progression of fibrosis through clotting and coagulation, inflammatory cell migration and fibroblast proliferation, ultimately leading to ECM deposition. STAT3’s role as the central mediator in the pathogenesis of fibrosis has been validated in third-party preclinical haploinsufficiency models, where one of two alleles of STAT3 were knocked out. In these preclinical studies, haploinsufficient STAT3 mice did not develop lung fibrosis despite injury, whereas the knockout of IL-6 or TGF-β receptor (TGF-βR), still resulted in fibrosis. These preclinical studies suggest that targeting individual signaling pathways is insufficient to block the development of fibrosis, however inhibiting STAT3 activation can potentially prevent the initiation of fibrosis.

STAT3 Activation is a Central Catalyst in the Fibrotic Cascade
Tvardi’s Approach to Targeting STAT3
STAT3, like many transcription factors, has historically been deemed undruggable due largely to its intracellular location and the failure to identify residues within its Src-homology (SH) 2 domain critical for its activation. Though STAT3 has been a recognized and interrogated target for drug development, there is yet to be an FDA-approved STAT3-targeting therapeutic. Prior approaches to target the STAT3 signaling pathway have largely been indirect, focused on upstream signaling mechanisms, including growth factors and cytokines, such as IL-6 and TGF-β, their receptors, or receptor-intrinsic or receptor-associated tyrosine kinases. Due to the adaptive nature of most signaling cascades, indirect approaches have led to off target effects or acquired resistance. As a result, Tvardi believes that direct targeting of STAT3 is the more robust approach to impacting downstream mediators of fibrosis within the STAT3 signaling pathway. Previous attempts to directly inhibit STAT3 have often demonstrated lack of selectivity, poor PK and/or poor absorption. In addition, some molecules identified to date are not reversible competitive inhibitors of STAT3; rather, their binding to STAT3 leads to its instability and degradation, which reduces non-canonical STAT3 functions within the mitochondria, resulting in off-target impacts and toxicities such as unresolving peripheral neuropathies and lactic acidosis. Other approaches to inhibit the translation of STAT3 have been hampered by safety concerns, such as high rates of thrombocytopenia (reduced platelet count) and transaminitis (elevated liver enzymes), poor PD and burdensome administration regimens requiring numerous intravenous infusions.
Tvardi’s strategy for clinical development of therapies targeting inhibition of STAT3 activation is rooted in its deep understanding of STAT3 structure and function, and its critical role in disease pathogenesis. One of Tvardi’s co-founders, Dr. Tweardy, was among the first to discover pY-STAT3 in normal blood cells. He pioneered the scientific community’s understanding of STAT3 biology in hematopoiesis and determined that targeting residues within the STAT3 SH2 domain that are critical to the first step in its activation, pY-STAT3, was the key to selectively inhibiting STAT3’s role as a transcription factor without affecting its role in the mitochondria. Tvardi believes its approach to directly inhibiting STAT3 enables Tvardi to develop product candidates with the potential to provide meaningful therapeutic benefit to patients with fibrosis-driven diseases, if approved.

Tvardi’s Pipeline
Tvardi’s current pipeline is depicted below:
Tvardi’s lead product candidate, TTI-101, is an oral, small molecule inhibitor of STAT3 that Tvardi is initially developing in IPF and HCC. The FDA has granted orphan drug designation for TTI-101 in both IPF and HCC as well as Fast-Track Designation for TTI-101 in HCC.
Tvardi’s TTI-101 Product Candidate
Tvardi’s lead product, TTI-101, is an oral, small molecule inhibitor of STAT3 that specifically blocks pY-STAT3. TTI-101 binds tightly to the SH2 domain of STAT3, which specifically blocks its ability to bind to signaling complexes that contain tyrosine kinases. This is designed to prevent STAT3 from being phosphorylated at tyrosine (Y) 705 and further prevent STAT3 dimerization and nuclear translocation. The selective binding of TTI-101 to the SH2 domain thus inhibits STAT3’s canonical nuclear function, while preserving its essential non-canonical functions associated with cellular respiration within the mitochondria.
Preclinical studies in fibrotic conditions and cancers indicate inhibition of STAT3 using TTI-101 can disrupt the STAT3 canonical pathway to address fibrosis-driven diseases. Specifically, preclinical IPF models using TTI-101 have demonstrated that STAT3 inhibition resulted in (1) an observed histologic reduction in lung fibrosis, quantified using Ashcroft score and Masson’s trichrome from murine lung tissues, and (2) increase in lung function as measured by percent pulse oxygen saturation (SO2). Preclinical nonalcoholic steatohepatitis (NASH), models demonstrated that treatment with TTI-101 reduced (1) elevated hepatic enzymes and microsteatosis, or abnormal liver fat accumulation, (2) hepatic fibrosis, measured by Masson’s trichrome staining and (3) tumor growth as evidenced by reduction in average tumor volume determined by MRI. In SSc preclinical models, TTI-101 demonstrated an observed reduction in dermal fibrosis, measured by histological examination of skin sections stained with H&E and Masson’s trichome.
In a broad range of cancer models, TTI-101 demonstrated the capability to intrinsically induce apoptosis, or cell death, of tumor cells as evidenced by reduction in tumor weight or tumor volume and extrinsically overcome immune suppression in the tumor microenvironment as monotherapy and in combination with immune checkpoint inhibitors, as measured by immunohistochemical staining. Tvardi believes this preclinical data supports the development of TTI-101 across fibrosis-driven diseases. Tvardi also completed Phase 1 clinical trials of TTI-101 in advanced cancers and in healthy volunteers and are currently conducting two Phase 2 clinical trials of TTI-101 in IPF and HCC, respectively.
Tvardi’s TTI-109 Product Candidate
Tvardi’s second product candidate, TTI-109, is an oral, small-molecule, prodrug of, and mechanistically identical to, TTI-101. TTI-109 itself does not inhibit STAT3, but rapidly converts to TTI-101 in the blood. TTI-109 is designed to enhance its ability to target STAT3 as a more efficient delivery vehicle for TTI-101 with the potential to improve tolerability. In Tvardi’s IND-enabling toxicology studies in rats and monkeys, TTI-109 has been observed to result in equivalent drug exposure as compared to TTI-101, with no toxicity observed. Tvardi has received pre-IND feedback from the FDA that its data package to date is sufficient to support a clinical trial of TTI-109 in oncology. To maximize the potential of TTI-109 in fibrosis-driven diseases, Tvardi is planning additional preclinical studies and a first-in-human IND submission for TTI-109 in the first half of 2025.
Idiopathic Pulmonary Fibrosis
Background on Idiopathic Pulmonary Fibrosis
IPF is a rare, chronic, debilitating interstitial lung disease characterized by inflammation, progressive fibrosis and lung damage of unknown cause. As IPF progresses, it leads to thickening and stiffening of the lung tissue and eventually the inability of the lungs to transfer oxygen into the bloodstream. Patients suffering from IPF experience a poor quality of life and struggle with their daily routine due to constant shortness of breath, fatigue and weakness. In most patients suffering from IPF, the cause of death is IPF itself. Moreover, IPF is also associated with respiratory and non-respiratory comorbidities such as chronic obstructive pulmonary hypertension, obstructive sleep apnea, lung cancer, ischemic heart disease and gastro-esophageal reflux. Patients suffering from IPF have a poor life expectancy, and it is estimated that the five-year mortality rate of patients suffering from IPF ranges from 60% to 80%.
FVC, a measure of pulmonary function, is an important monitoring and prognostic tool for patients suffering from IPF and the established efficacy endpoint for IPF clinical trials. Patients suffering from IPF have demonstrated an annual decline of approximately 5% in FVC in placebo-treated groups of randomized control trials, while real world evidence suggests many patients decline more rapidly. According to a study titled “Three-Month FVC Change: A Trial Endpoint for Idiopathic Pulmonary Fibrosis Based on Individual Participant Data Meta-analysis” by Fasihul A. Khan, et al., meta-analyses of pooled patient data from twelve placebo cohorts from IPF clinical trials have demonstrated a median three-month decline of 2.3% in FVC. Additionally, there was a 15% increased risk for mortality per 2.5% relative FVC decline. Data further demonstrated that three-month declines in lung function, as measured by FVC, are highly predictive of 12-month change and represent major implications for overall disease progression and prognosis for patients suffering from IPF.
STAT3 plays a critical role as a central mediator underlying the pathogenesis of fibrosis in IPF. pY-STAT3 levels are often elevated in human lung tissue samples of patients suffering from IPF, driving the development and progression of fibrosis through clotting and coagulation, inflammatory cell migration, myofibroblast proliferation, ultimately leading to ECM deposition.
STAT3 is activated in the three major compartments of the lungs associated with IPF. Elevated levels of pY-STAT3, as measured immunolocalization expression by immunohistologic staining, have been observed in human lung tissue samples of patients suffering from IPF and not observed in non-fibrotic, healthy control lungs. Specifically, pY-STAT3 was observed in the alveolar epithelial cells, alveolar fibroblasts and alveolar macrophages. High STAT3 expression in these compartments correlates with higher mortality in patients suffering from IPF, whereas low STAT3 correlates with a higher survival probability.

STAT3 is Activated in Major Compartments of IPF-Affected Mouse and Human Lung Tissue

Images on the right hand side were derived from Pedroza, M., Le, T.T., Lewis, K., Karmouty-Quintana, H., To, S., George, A.T., Blackburn, M.R., Tweardy, D.J. and Agarwal, S.K. (2016), STAT-3 contributes to pulmonary fibrosis through epithelial injury and fibroblast-myofibroblast differentiation. The FASEB Journal, 30: 129 – 140. Western blot analysis of phospho-STAT-3 expression in human patients with mild and severe IPF. STAT-3 and GAPDH were used as controls (n ≥ 4). Phospho-STAT-3 band intensity was quantified using ImageJ analysis. Values are presented as the percentages of Glyceraldehyde 3-phosphate dehydrogenase (GAPDH), ± sem (n ≥ 4). *P ≤ 0.05 control vs. IPF. Western blot analysis using an antibody against phospho-STAT-3 in whole-lung lysates. STAT-3 and α-actin were used as controls. Phospho-STAT-3 band intensity was quantified using ImageJ analysis. Values are presented as the percentages of α-actin ± sem (n ≥ 4). *P ≤ 0.05 PBS vs. bleomycin (BLM).
Market Opportunity in IPF and Limitations of Existing Treatments
In the United States, approximately 150,000 individuals have IPF, while globally the number is estimated to be three million. Currently, there are two approved anti-fibrotic therapies for IPF, nintedanib (Ofev, marketed by Boehringer Ingelheim Pharma GmbH & Co. KG) and pirfenidone (Esbriet, marketed by Roche Holding AG).
The currently approved anti-fibrotic therapies target single mechanisms of IPF. Nintedanib is a tyrosine kinase inhibitor (TKI), that non-specifically targets kinases implicated in the pathogenesis of fibrotic tissue, while pirfenidone’s mechanism of action has not been established. Only approximately 25% of patients suffering from IPF are treated with nintedanib or pirfenidone. In addition, approximately 50% of patients treated with SoC required dose adjustment due to adverse events. Nintedanib and pirfenidone have been shown to slow disease progression, however neither treatment reverses or prevents clinical decline in FVC lung function. Despite the significant unmet need for better treatment options and the notable side effects of both approved agents, the peak sales of nintedanib and pirfenidone were $3.8 billion and $1.1 billion, respectively, which Tvardi believes represents a significant commercial opportunity for a disease-modifying and well-tolerated treatment for patients suffering with IPF.
Tvardi’s Solution: TTI-101 for IPF
TTI-101’s differentiated mechanism of action is designed to directly inhibit STAT3 to address the unmet need in IPF without interfering with its other essential biological functions. As a central mediator across critical fibrotic signaling pathways, pY-STAT3 intrinsically increases myofibroblast proliferation and ECM deposition and extrinsically plays a major role in immune suppression, resulting in the dual cascades associated with IPF. Preclinical studies have shown that TTI-101 not only halts further development of lung fibrosis, but also has the potential to reverse established fibrosis. Through validated functional animal models of fibrosis-driven diseases, TTI-101 has been shown to inhibit STAT3 activation, both intrinsically and extrinsically. Tvardi also has demonstrated preclinically that TTI-101 impacts both key components of IPF pathology: downregulation of deposition and upregulation of degradation. In addition, clinically, Tvardi has demonstrated oral dosing with TTI-101 lowered levels of pY-STAT3 and was generally well-tolerated. In its Phase 1 clinical trial, eight patients out of ten evaluable patients had elevated baseline pY-STAT3, measured by immunohistochemistry using H-scores, defined as greater than 30 (out of a total score of 300). All eight patients demonstrated a decrease in H-score at the follow-up biopsy (approximately six weeks after initiating treatment), with a median decrease of 55%. Among the three patients who demonstrated a clinical benefit, the median decrease in the H-score was 79%. Tvardi therefore believes TTI-101 is a novel therapeutic candidate that could offer a much-needed treatment option in IPF. Unblinded results from the ongoing Phase 2 REVERTIPF clinical trial are expected in the second half of 2025.
Preclinical Fibrosis Studies Supporting the Development of TTI-101 for IPF
In animal models, TTI-101 downregulated key pro-fibrotic mediators across fibrosis-driven diseases. Specifically, TTI-101 demonstrated dose-dependent decreases in validated targets associated with intrinsic deposition as well as extrinsic degradation. Dr. Tweardy and his collaborators at BCM have evaluated TTI-101 across various established mouse models of fibrosis and observed biologically relevant changes supporting the clinical development of TTI-101.
Fibrosis- driven Disease	Mouse Models	Observations of TTI-101 Administration
IPF	BLM-induced IPF
•
Observed histologic reduction in lung fibrosis, quantified using Ashcroft score and Masson’s trichrome from murine lung tissues, and increased BLM-induced decline in lung function, measured by percent or SO2

•
Targeted multiple pathogenic steps as evidenced by decreased BLM-induced expression levels of validated biomarkers for deposition; increased BLM-reduced expression levels validated biomarkers for degradation as measured by transcripts from isolated RNA and relative real time polymerase reaction (RT-PCR)

•
Observed accumulation of TTI-101 concentration in lung in comparison to plasma concentration measured by LC/MS/MS

•
Reduced levels of pY-STAT3 in lung tissue

SSc	GEM (Tsk-1) and BLM-induced skin fibrosis
•
Observed a reduction in BLM-induced expression of validated biomarkers for fibrosis, including Col1, TGF-β and IL-6 as measured as measured by transcripts from isolated RNA and relative RT-PCR

•
Reduced levels of pY-STAT3 in skin tissue as measured by Western blot bands quantified by Image J analysis

•
Decreased skin thickness, a measure of fibrosis (p≤0.05 Tks-1 vs. TTI-101), measured by histological examination of skin sections stained with H&E and Masson’s trichome

HCC	NASH-induced HCC
•
Reduced elevated hepatic enzymes and microsteatosis, or abnormal liver fat accumulation, reduced hepatic fibrosis, measured by Masson’s trichrome staining and reduced tumor growth by comparing the average tumor volume determined by MRI

Fibrosis- driven Disease	Mouse Models	Observations of TTI-101 Administration
Humanized mice + patient derived HCC xenografts
•
Reduced tumor size with monotherapy, as measured by tumor weight

•
Observed additive effect in reducing tumor size, as measured by tumor weight, with TTI-101 in combination with HCC standard of care therapies

GEM: genetically engineered mouse
Observed Reduction of Fibrotic Lung Tissue and Improved Lung Function with TTI-101 in a Bleomycin-Induced IPF Mouse Model
Dr. Tweardy and his collaborators at BCM demonstrated that administration of TTI-101 resulted in downregulation of targets associated with fibrosis, attenuation of fibrosis and recovery of lung function as measured by arterial oxygen saturation levels (SO2). In this preclinical study, TTI-101 was dosed 14 days after induction of fibrosis with BLM. Wild-type mice exposed to BLM displayed characteristic increases in ECM deposition and subsequent administration of TTI-101 significantly decreased all established fibrotic endpoints assessed in the model, including COL1A1, α-smooth muscle actin (α-SMA), hypoxia-inducible factor-1α (HIF-1α), and plasminogen activator inhibitor-1 (PAI-1) (p≤0.05). Administration of TTI-101 in mice also resulted in statistically significant increases in SO2 levels (p≤0.05), which returned to near normal levels, as compared to vehicle, where SO2 levels continued to decline in untreated mice. p = “p-value,” the conventional method for determining the statistical significance of a result, which represents the probability that random chance caused the result (e.g., a p-value = 0.01 means that there is a 1% probability that the difference between the control group and the treatment group is purely due to random chance). Generally, a p-value less than 0.05 is considered statistically significant.
Reduction of Lung Fibrosis and Statistically Significant Improvement of Oxygen Saturation Observed with TTI-101
TTI-101 Targeted Multiple Pathogenic Steps of IPF in a BLM-Induced IPF Mouse Model
Tvardi conducted a dose-range-finding, PK and PD preclinical study of TTI-101 in the BLM-induced IPF model to understand the therapeutic impact on reducing the severity of fibrosis and inflammation in relationship to TTI-101’s PK and PD profile in the United States. TTI-101 was administered nine days after induction of BLM-induced fibrosis, in human equivalent doses (HED), of 200, 400 and 800 mg/day. Biomarkers to identify the mechanism of action, drug exposure, pY-STAT3 levels and clinical outcomes (fibrosis and SO2) were evaluated.
Tvardi observed dose-dependent decreases in validated biomarkers associated with myofibroblast proliferation and ECM deposition downstream of intrinsic STAT3 signaling, as measured in florescence units of gene expression by RT-PCR, BLM + placebo vs BLM + either 12.5, 25 or 50mg/kg TTI-101. Specifically,

Tvardi demonstrated significant decreases in biomarkers associated with clotting and coagulation (PAI1 and Ptafr), myeloid infiltration and macrophage activation (Ccl2 and IL-6), fibroblast activation and proliferation (Ccl2 and IL-6) and ECM deposition (Ccl2 and IL-6) with increased doses of TTI-101 (p<0.05 for trend). In addition, Tvardi demonstrated dose-dependent increases in validated biomarkers associated with increased degradation downstream of extrinsic STAT3 signaling. Specifically, Tvardi demonstrated significant increases in biomarkers associated with T-cell activation (STAT1 and IFNγ), interferon responses (GBP3 and XAF1), cytotoxic T- and NK cells (NK GP7 and Perforin) and apoptosis-inducing factors (Granzyme A and B) with increased doses of TTI-101 (p<0.05 for trend).
TTI-101’s Impact on Both Extrinsic and Intrinsic STAT3 Canonical Functions Associated with IPF
These findings translated into a dose-dependent relationship between TTI-101 dose and observed effects:
•
Pharmacokinetics — Tvardi observed TTI-101 concentration in mouse lungs accumulated in the lung four times as much as compared to its accumulation in the plasma as measured by LC/MS/MS (50mg/kg: 8868 vs 1672; 25mg/kg: 8927 vs 2348; 12.5mg/kg: 7407 vs 1995). Administration of TTI-101 in a non-disease mouse model did not accumulate in the lung.

•
Pharmacodynamics — Dose-dependent decrease of pY-STAT3 observed: the higher the dose of TTI-101 administered, the lower the levels of activated STAT3.

•
Biological activity — At the higher two doses of 25 mg/kg and 50 mg/kg, TTI-101 demonstrated statistically significant improvement in lung function as compared to treatment with placebo (50mg/kg: 91.3; 25mg/kg: 92.7; 12.5mg/kg: 87.9 versus 94.9) (p<0.05) or with BLM alone (86.1) (p<0.05) as measured by SO2, where mice continued to experience loss of lung function.

TTI-101’s Demonstrated Dose-Dependent PK exposure, PD and Improved Lung Function
Tvardi believes its findings further support TTI-101 as a therapeutic product candidate for IPF as it was able to impact multiple mechanisms associated with the critical components of deposition and degradation in the pathogenesis of IPF.
Clinical Development of TTI-101 for IPF
Phase 1 TTI-101 Healthy Volunteer Drug-Drug Interaction Clinical Trial
Prior to the initiation of Tvardi’s ongoing Phase 2 clinical trial of TTI-101 in IPF, Tvardi completed a Phase 1 healthy volunteer clinical trial in the United States to determine the safety, tolerability and PK potential of a drug-drug interaction with IPF standard of care therapies (nintedanib and pirfenidone). The clinical trial enrolled 41 healthy volunteers, all of whom received 1,200 mg/day of TTI-101 in addition to nintedanib or pirfenidone.
No severe adverse events (SAEs), were reported in this clinical trial. The most frequent treatment-emergent adverse events (TEAEs), were predominantly mild in severity and resolved on study with no change in therapy. One subject withdrew early due to a severe non-serious adverse event of pneumonia, which was deemed by the clinical trial investigator to be possibly related to TTI-101.
When comparing the drug-drug interactions between the two evaluated standard of care therapies when concurrently administered with TTI-101, optimal exposures were observed with nintedanib. Based on the findings of this healthy volunteer DDI clinical trial, Tvardi chose nintedanib as the standard of care in its ongoing Phase 2 clinical trial.
Tvardi’s Ongoing REVERTIPF Phase 2 Clinical Trial of TTI-101 in Patients suffering from IPF
Tvardi is currently enrolling a Phase 2, multicenter, randomized, double-blind, placebo-controlled clinical trial of TTI-101 to evaluate its safety, tolerability, PK and preliminary efficacy in patients suffering from IPF. Approximately 75 patients are randomly assigned (1:1:1) to receive oral TTI-101 400 mg/ day, TTI-101 800 mg/day or placebo for 12 weeks as monotherapy or in addition to SoC, nintedanib. In addition to safety and PK endpoints, Tvardi plans to evaluate established Phase 3 efficacy endpoints including pulmonary function tests (PFTs), providing measurements for FVC and diffusing capacity of the lung for carbon monoxide (DLCO), six-minute walk test (6MWT), and imaging, including Quantitative Lung Fibrosis High Resolution CT (HRCT). Additionally, Tvardi will be evaluating validated biomarkers and patient reported outcomes (PROs). The clinical trial is being conducted in 26 sites across the United States and is enrolling patients with mild and moderate IPF who have been on a stable dose of nintedanib or are not on anti-fibrotic therapy.

REVERTIPF Phase 2 Clinical Trial of TTI-101 Evaluating Safety, PK, Biomarkers and Preliminary Efficacy including FVC in Patients suffering from IPF

Treatment Period
(Oral BID x 12 weeks)
Randomization
1:1:1
TTI-101 800 mg/day (N=25)
TTI-101 400 mg/day (N=25)
Placebo (N=25)
Week 0
Week 2
Week 4
Week 8
Week 12

Key Assessments	Visit 1*	Visit 2	Visit 3	Visit 4	Visit 5
Safety/PK	✓	✓	✓	✓	✓
PFTs	✓		✓	✓	✓
HRCT	✓				✓
Biomarkers	✓		✓	✓	✓
6MWT & PROs	✓		✓	✓	✓

BID: twice daily dosing; *Visit 1 or screening

The dosing regimen of this clinical trial was informed by Tvardi’s learnings from its concurrently enrolling Phase 1b/2 clinical trial in HCC, where Tvardi explored escalating dosages of TTI-101 up to 1200 mg/day and determined 800 mg/day as the recommended monotherapy Phase 2 dose (RP2D). Based upon the HCC RP2D determination as well as other early data, Tvardi requested that the Safety Monitoring Committee of the Phase 2 clinical trial in IPF convene to consider discontinuation of enrollment to 1200 mg/day arm. In July 2024, an independent safety monitoring committee (SMC), after reviewing unblinded data, agreed with Tvardi’s recommendation to discontinue enrollment to the 1200 mg/day arm. In addition, the SMC conducted an unblinded risk-benefit analysis of the remaining arms of the clinical trial, and recommended that Tvardi continue enrolling to the 400 mg/day, 800 mg/day and placebo arms of the clinical trial.
Blinded, Preliminary Interim Data from Ongoing Phase 2 Clinical Trial
On September 30, 2024, the SMC completed a follow-up unblinded assessment of AEs, discontinuations, and pulmonary function test data and noted that it did not see any significant safety concerns and recommended continuation of the clinical trial without modification. Tvardi conducted a preliminary review of blinded data assessed by the SMC, which includes preliminary safety data of 45 patients and preliminary data for 38 efficacy evaluable patients defined as patients with acceptable baseline and at least one on-treatment pulmonary function test. At the time of analysis, the absolute FVCs comparing percent change from baseline to last visit on treatment were available for the following timepoints: 12 weeks (n=19); 8 weeks (n=9); 4 weeks (n=10). The purpose of this blinded data review was to enable an assessment of the overall management and conduct of the clinical trial, without unblinding any individual patient data.
The preliminary blinded data indicated all TEAEs were grade 3 or below, and the most commonly reported TEAE reported to date was diarrhea.
Tvardi reviewed the absolute percentage change in FVC from baseline to last on-treatment acceptable pulmonary function test across all patients on a blinded and pooled basis. Decline in FVC, used to measure percentage of preserved lung function, is the main indicator of disease progression in IPF. Tvardi observed that approximately 39% of patients administered with 400 mg/day dose of TTI-101, 800 mg/day dose of TTI-101 or placebo showed a drop in FVC levels from baseline, defined as <−1% change from baseline FVC, while 34% showed positive change in FVC levels from baseline, defined as >1% change from baseline FVC and 26% showed stable FVC levels from baseline, defined as −1% to 1% change from baseline FVC. Due to the blinded nature of the TTI-101 Phase 2 clinical trial, Tvardi currently does not know if participants receiving TTI-101 experienced any change in FVC levels from baseline, or if the changes, if any, differed from participants receiving placebo. In addition, the clinical trial is ongoing, and Tvardi will not know whether treatment with TTI-101 will result in a change in FVC levels in a clinically meaningful manner until all clinical trials Tvardi intends to complete have been conducted. The final unblinded analysis for TTI-101 dose levels versus the matching placebo will be conducted using a mixed effect model repeated measure model with mean change from baseline as the response variable. Due to the preliminary and blinded nature of the data, this interim data set was not subject to the standard quality control measures typically associated with final clinical trial results. For example, the data that is available at the conclusion of a clinical trial would be unblinded following a data cleansing review, source verification of data using documents from the local clinical trial sites and other quality control measures to ensure the highest level of accuracy and fidelity possible. In contrast, the blinded data used for its preliminary reviews did not undergo this process and is therefore highly preliminary and not yet validated.
Hepatocellular Carcinoma
Background on HCC
Hepatocellular carcinoma (HCC), is the third-leading cause of cancer-related mortality globally and in the United States. Furthermore, HCC incidence and mortality rates have been increasing for decades. According to the World Health Organization, mortality in the United States was approximately 31,000 in 2022. There remains a high unmet need in HCC given a two-year survival rate less than 50% and a five-year survival rate of only 10% in the U.S. The majority of patients diagnosed with HCC present with advanced disease and have an estimated survival time of six to 20 months following diagnosis.
More than 90% of HCC cases arise in the setting of hepatic injury and inflammation, which involve production of several cytokines, notably hepatocyte growth factor and IL-6, which activate STAT3 to drive further injury, inflammation, fibrosis and proliferation. In addition, pY-STAT3 is a major contributor to immune resistance in HCC through its actions that promote the development and function of several immunosuppressive cells found within the tumor microenvironment, including myeloid-derived suppressor cells (MDSC). MDSCs have been demonstrated to impair the anticancer activity of immune-checkpoint inhibitor (ICI), therapies, and therefore, Tvardi believes that a drug inhibiting STAT3 has the potential to improve responsiveness to ICI therapy.
Market Opportunity in HCC and Limitations of Existing Treatments
Tvardi believes that HCC represents a large commercial opportunity. In 2024, an estimated 42,000 new cases of liver cancer will be diagnosed in the United States. In 2022, the incidence was 850,000 cases worldwide, approximately a third of whom are treated with systemic therapies. The first-line standard of care treatment for HCC are ICI combination therapies and second-line treatments primarily consist of anti-angiogenic therapies. Currently there are no approved third-line treatments. None of the existing approved therapies for HCC target STAT3.
Despite the recent approval and use of ICIs, current standard of care therapies remain suboptimal for the treatment of HCC. In Roche’s IMBrave150 clinical trial, the combination of atezolizumab, an anti-PD-L1 antibody, and bevacizumab, an anti-vascular endothelial growth factor (anti-VEGF), antibody, the current first-line standard of care, resulted in an overall response rate (ORR), of 27% with a median duration of 18.1 months. Second-line therapies consist of anti-angiogenic therapies, such as tyrosine kinase inhibitors and anti-VEGF therapies, for patients who progress on first-line combination ICI therapy, with modest expected clinical benefit.
Approved treatments for advanced HCC can prolong survival in some patients, but most patients do not respond to treatment. Furthermore, as a result of the significant toxicities associated with atezolizumab + bevacizumab standard of care therapy, over 40% of patients experienced treatment interruptions in registrational studies. Similarly, second-line therapies have high rates of discontinuations due to associated severe adverse events. The limited efficacy across a broad patient population, coupled with the advanced stage of disease upon diagnosis, emphasizes the ongoing high medical need for more effective therapies in HCC.
Tvardi’s Solution: TTI-101 for HCC
TTI-101 is designed to deliver therapeutic benefit as monotherapy and in combination with existing approved agents for the treatment of HCC. STAT3 has been shown to be activated in 89% to 100% of patients with HCC samples and correlate closely with tumor vascularity and aggressiveness, and its expression is significantly associated with poor overall survival. The pathogenesis of HCC is mediated by pY-STAT3 through intrinsically increasing tumor cells proliferation and extrinsically playing a major role in immune suppression. Tvardi believes TTI-101 is a novel therapeutic candidate that could offer a much-needed treatment option in HCC.
Preclinical Studies in HCC
Preclinical studies in genetically engineered mouse models replicating NASH-induced HCC demonstrated TTI-101’s potential to reverse inflammation and fibrosis and inhibit tumor growth. In addition, as further described below, HCC models demonstrated the synergistic effect of double and triple combination therapy with inhibition of multiple pathways in HCC, ultimately leading to reduced tumor size, supporting further exploration of TTI-101 in combination with ICIs and anti-VEGF therapies.
TTI-101 Reversed Multiple Pathogenic Steps of Liver Cancer in NASH-induced Mouse Model
Dr. Tweardy and his collaborators at the University of Texas MD Anderson Cancer Center, conducted a preclinical study where TTI-101 was tested in a NASH-induced HCC mouse model. The model replicated the human pathogenesis over a 11-month period, where the livers in mice over that time period developed inflammation and fibrosis and formed tumors. Thereafter, mice were administered TTI-101 or placebo once a day for four weeks. TTI-101 statistically significantly impacted critical STAT3-mediated steps of pathogenesis; specifically, TTI-101 demonstrated statistically significant changes in (1) microsteatosis score (abnormal liver fat accumulation) that was 89% lower in animals treated with TTI-101 versus placebo treated animals (p<0.001), (2) fibrosis, measured by histologic staining, that was 65% lower in animals treated with TTI-101 versus placebo treated animals (p<0.001) and (3) tumor growth, measured by comparing the average tumor volume determined by MRI, that was 57% lower in animals treated with TTI-101 versus placebo treated animals (p=0.04).
TTI-101 in NASH-induced HCC Mouse Model

TTI-101 Showed Activity that was Enhanced in Combination with Standard of Care HCC Therapies in Humanized Mouse Models
An independent academic lab in Singapore conducted a preclinical study to evaluate the activity of TTI-101 where mice with humanized immune systems were implanted with human-derived HCC cells, a HCC-PDX model. HCC-PDX mice were randomized into different groups, including TTI-101 monotherapy and in combination therapy with a PD-1 inhibitor and/or anti-VEGF.
TTI-101 showed enhanced activity in combination with bevacizumab and/or an anti-PD-1, an ICI, therapy for HCC. In the HCC-PDX model, TTI-101 showed clinically meaningful benefit as monotherapy compared to placebo as measured by tumor weight (p<0.01), which was further enhanced when combined with either anti-PD-1 or bevacizumab. After four weeks of treatment, the triple combination of TTI-101 with anti-PD-1 and bevacizumab (n=6) demonstrated markedly larger reduction in tumor weight compared to treatment with saline (n=6), TTI-101 with bevacizumab (n=6), anti-PD-1 with bevacizumab (n=6) or TTI-101 with anti-PD-1 (n=6) (p<0.01). In addition, the results showed the anti-tumor effect of triple combination therapy was inhibited in the absence of human CD8+ or CD14+ immune cells confirming that these two immune cell types were critical in the triple combination. Taken together, the results showed that triple combination therapy using TTI-101, anti-PD-1 and bevacizumab significantly increased the anti-tumor response in vivo compared with monotherapy or dual therapy.
TTI-101 Response in Humanized Mouse Model Engrafted with HCC-PDX Tumor
Clinical development of TTI-101 for HCC
Phase 1 Clinical Trial Demonstrated Clinical Benefit with TTI-101 Monotherapy in Advanced Solid Tumors
Tvardi completed a Phase 1, multicenter, open-label, dose-escalation/dose-expansion clinical trial in the United States in patients with advanced solid tumors (n=64), enriched for patients with HCC (n=17) to determine the maximum tolerated dose (MTD), safety, PK, PD and clinical outcomes of TTI-101. TTI-101 was observed to be generally well tolerated. Over the conduct of the trial, multiple formulations were investigated per protocol, which decreased pill burden. The last formulation was observed to be better tolerated than the previous two and was therefore selected for further development. The results summarized below represent pooled data from all evaluated formulations. No dose limiting toxicities or fatal treatment-related adverse events (fatal TRAEs), were observed. The most common TRAE was diarrhea, mostly grade 1 or 2.
TTI-101 showed linear PK from dose level 1 – 3 plateauing at dose level 3 which was selected as the RP2D. The exposures of patients treated with TTI-101 at its trough exceeded the expected concentration required for 90% inhibition of STAT3-dependent growth, or the IC90. PD values were available from ten patients who agreed to pre- and on-treatment paired tumor biopsies. Eight of these patients had elevated pre-treatment pY-STAT3. Each of these patients demonstrated a decrease in their pY-STAT3 levels at the follow-up biopsy (approximately six weeks after initiating treatment), with a median decrease of 55% in pY-STAT3 levels. Among the three patients who demonstrated a clinical benefit, the median decrease was 79% in pY-STAT3 levels.
The biologic effect of TTI-101 monotherapy in patients with advanced diseases, who had previously been treated with a median of over three prior systemic therapies and evaluable for tumor response is outlined in the table below. Overall, 41 patients were evaluable for response, and Tvardi observed a disease control rate of 54%, as measured by RECIST v1.1, among all tumor types, including confirmed partial responses in HCC, ovarian and gastric tumor types. Among the 17 patients with HCC, Tvardi observed a disease control rate of 53%, as measured by RECIST v1.1.
	Patients with HCC (N=17) n (%)	All Patients with Advanced Solid Tumors (N=41) n (%)
Confirmed partial response(1)	3 (18)	5 (12)*
Stable disease(2)	6 (35)	17 (41)
Progressive disease(3)	8 (47)	19 (46)
Disease Control Rate(4)	53%	54%
Median Number of Therapies	2	3.5

Evaluable patients included patients with a follow-up on-study tumor assessment at least 42 days following cycle 1, day 1. *Two non-HCC patients demonstrated a confirmed partial response: one had ovarian cancer, the second had gastric cancer.
(1)
Confirmed partial response (cPR), means at least a 30% decrease in the sum of diameters of target lesions, taking as reference the baseline sum diameters.

(2)
Stable disease means neither sufficient shrinkage to qualify for PR nor sufficient increase to qualify for progressive disease, taking as reference the smallest sum diameters while on study.

(3)
Progressive disease means at least a 20% increase in the sum of diameters of target lesions, taking as reference the smallest sum on study (this includes the baseline sum if that is the smallest on study). In addition to the relative increase of 20%, the sum must also demonstrate an absolute increase of at least 5 mm. Note that the appearance of one or more new lesions is also considered progression.

(4)
The disease control rate was calculated as the proportion of participants with a complete response, cPR, or SD, as the best overall response, per RECIST v1.1.

All patients with HCC who demonstrated partial responses were refractory to prior immunotherapy and anti-angiogenic agents. In addition to observing biologic effect of TTI-101 monotherapy in advanced HCC tumors, Tvardi observed clinical proof of concept, in a single patient, supporting the potential of TTI-101 monotherapy to overcome ICI resistance. The patient previously failed treatment with lenvatinib, and subsequently nivolumab, before initiating treatment with TTI-101. Their best response was a 66% reduction in the sum of overall RECIST targets. They sustained the partial response for 14 months, after which time they demonstrated disease progression and discontinued treatment with TTI-101. They were subsequently treated with atezolizumab + bevacizumab within 30 days of discontinuation of TTI-101, and after two months of treatment demonstrated a new response, with decreases in target and nontarget lesions, suggesting a potential role for TTI-101 in resensitizing the tumor to ICI therapy. Tvardi believes resensitizing patients to ICI therapy has the potential to further improve survival and quality of life for patients with HCC.

Tumor Trajectories for Participant on TTI-101 Treatment Demonstrated Potential Resensitization to ICI Therapy
Based on Tvardi’s data from the Phase 1 clinical trial in advanced solid tumors, it initiated a Phase 1b/2 clinical trial designed to evaluate TTI-101 across multiple lines of therapy as monotherapy and combination therapy.
Tvardi’s Ongoing REVERTLIVER CANCER Phase 1b/2 Clinical Trial of TTI-101 as Monotherapy and in Combination in Patients with HCC
The completed Phase 1 clinical trial was a first in human clinical trial with the primary objectives of evaluating safety and efficacy of TTI-101 as monotherapy in a variety of advanced, or metastatic cancers (including HCC). Tvardi has initiated a multicenter, open-label Phase 1b/2 clinical trial to further investigate the safety and efficacy of TTI-101 in patients with locally advanced or metastatic, and unresectable HCC, both as monotherapy and in combination with standard of care therapy. Eligible patients are treated in one of three preselected treatment arms:
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Cohort A:   TTI-101 as a single agent in participants who have recently demonstrated objective progression on up to three prior lines of systemic drug therapy.

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Cohort B:   TTI-101 in combination with pembrolizumab in participants who have recently demonstrated objective progression following at least three months of first-line anti-PD-1 or anti-PD-L1 monotherapy or combination therapy.

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Cohort C:   TTI-101 in combination with atezolizumab and bevacizumab in participants who are treatment-naïve.

REVERTLIVER CANCER Phase 1b/2 Clinical Trial Design
Overall, a total of up to 154 participants in all cohorts and phases of the clinical trial will be enrolled across 21 Tvardi sites. For Phase 1b, a 3+3 dose-escalation design will be used. The primary objectives for the Phase 1b portion are to evaluate the safety and tolerability of TTI-101 as a single agent (Cohort A) and in combination with pembrolizumab (Cohort B) and in combination with atezolizumab + bevacizumab (Cohort C) and to determine the MTD and/or RP2D of TTI-101 as a single agent or in combination with pembrolizumab or atezolizumab + bevacizumab. The secondary objectives are to assess the preliminary efficacy of TTI-101 (ORR using RECIST) as a single agent or in combination with pembrolizumab therapy (Cohort B) and in combination with atezolizumab + bevacizumab therapy (Cohort C) in participants with locally advanced or metastatic, and unresectable HCC, to assess additional efficacy endpoints, to characterize the plasma PK of TTI-101 following oral administration and to determine the pharmacodynamics of TTI-101 following oral administration.
For Phase 2, a single-stage design will be used. The co-primary objectives for the Phase 2 portion are to evaluate the safety and tolerability of TTI-101 at the RP2D as a single agent (Cohort A) and in combination with pembrolizumab (Cohort B) and in combination with atezolizumab + bevacizumab (Cohort C) and to assess the preliminary efficacy of TTI-101 at the RP2D as a single agent (Cohort A) and in combination with pembrolizumab (Cohort B) and in combination with atezolizumab + bevacizumab (Cohort C). The secondary objectives are to assess additional efficacy endpoints, to characterize the plasma PK of TTI-101 following oral administration and to determine the PD of TTI-101 following oral administration.
The data from each of the cohorts will be used to inform future clinical development of TTI-101 in patients with locally advanced or metastatic, and unresectable HCC.
As of August 2024, Tvardi has completed enrollment in the Phase 1b portion of the clinical trial for Cohorts A and B, determined the RP2D and are currently enrolling patients in the Phase 2 portion of the clinical trial. It continues to enroll in Cohort C of the Phase 1b portion of the clinical trial. In preliminary safety data, Tvardi has observed similar incidence, grade and TEAEs in Cohort A treated with TTI-101 monotherapy as observed in the Phase 1 clinical trial, with diarrhea being the most commonly reported TEAE, mostly grade 1 or 2. Early safety data from the combination arms (TTI-101 + pembrolizumab (Cohort B) or TTI-101 + atezolizumab + bevacizumab (Cohort C)) of the Phase 1b portion of the clinical trial in HCC revealed a higher than expected incidence of pulmonary-related TEAEs, which are known side effects when treated with SoC. Based upon this information, and after consultations with thought leaders and investigators, the protocol was modified to explore lower dosages and intermittent schedules of TTI-101 in combination with pembrolizumab (Cohort B) or atezolizumab + bevacizumab (Cohort C).

Preliminary efficacy is available for all three cohorts. In Cohort A, of 21 efficacy evaluable patients, 14 patients achieved a best response of SD. This disease control rate of 67% is comparable to the disease control rate (53%) observed in the HCC cohort of the Phase 1 trial of TTI-101 monotherapy. In Cohort B, four of eight patients achieved SD. Lastly, in Cohort C, out of 12 enrolled patients, four achieved a cPR with an overall disease control rate of 93%.
Based on Tvardi’s Phase 1 data and this clinical trial design, TTI-101 received Fast Track designation from the FDA. Fast Track designation may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that TTI-101 will receive marketing approval.
Tvardi’s TTI-109 Product Candidate
Tvardi’s second product candidate, TTI-109, is an oral, small-molecule, prodrug of, and mechanistically identical to, TTI-101. TTI-109 itself does not inhibit STAT3, but rapidly converts to TTI-101 in the blood. TTI-109 is designed to enhance Tvardi’s ability to target STAT3 as a more efficient delivery vehicle for TTI-101 with the potential to improve tolerability.
Prodrugs generated by attaching a phosphate moiety are relatively common and several have been approved by the FDA. The addition of a phosphate group improves the druggability of the active compounds, and the mechanism of action of the prodrugs remains identical to that of their parent drugs. Similarly, for TTI-109, the prodrug approach allows Tvardi to improve the drug product formulation with improved drug solubility.
In Tvardi’s completed in vitro preclinical studies conducted in France, China and the United States, Tvardi has observed no unexpected results compared to TTI-101. In the completed 28-day IND-enabling toxicology studies conducted in China, in rats and monkeys, TTI-109 has been observed to result in equivalent drug exposure as compared to TTI-101, with no toxicity observed.
In recent discussions with the FDA in a pre-IND filing, which included the preclinical data with TTI-109 and available clinical safety data with the active moiety, TTI-101, the package was sufficient to support proceeding with a clinical trial of TTI-109 in oncology. To maximize the potential of TTI-109 in fibrosis-driven diseases, Tvardi is planning additional preclinical studies to be conducted in China and a first-in-human IND submission for TTI-109 in the first half of 2025.
Other Potential Development Plans for Tvardi’s STAT3 Platform
Tvardi believes its STAT3 inhibitors have broad applicability across multiple fibrosis-driven diseases including systemic sclerosis (SSc). SSc is a chronic autoimmune disease characterized by widespread progressive fibrosis of the skin and internal organs including the lung, heart and kidneys. The prevalence of SSc in the United States is approximately 100,000 and globally is 2.5 million. SSc is associated with life-threatening complications and a poor prognosis, with no FDA-approved disease modifying treatment. Similar to other fibrosis-driven diseases, pY-STAT3 plays a critical role in the intrinsic and extrinsic pro-fibrotic cascades. STAT3 inhibition in SSc has strong therapeutic rationale due to its central role in fibrosis, immune dysregulation and vascular dysfunction. In multiple SSc mouse models, Tvardi’s founder demonstrated that Tvardi’s STAT3 inhibitor, TTI-101, downregulated validated biomarkers of fibrosis, inhibited levels of pY-STAT3 in skin tissue and reduced skin fibrosis. Inhibiting STAT3 could potentially reduce fibrosis, control immune-mediated damage and improve vascular health, offering a promising approach for treating this complex and multifaceted disease. Tvardi is dedicated to improving the quality of life for patients with fibrosis-driven diseases by advancing its oral small molecule STAT3 inhibitors to address unmet medical needs, extend life expectancy and enhance overall patient well-being.
License Agreements
First License Agreement with Baylor College of Medicine
In July 2012, Stem Med entered into the BCM First Agreement. StemMed assigned the BCM First Agreement to Tvardi in connection with the transfer of all or substantially all of the assets and businesses to which the BCM First Agreement relates in January 2018. Under the BCM First Agreement, Tvardi obtained an exclusive, worldwide, sublicensable license under BCM’s rights to certain patents in oncology and certain non-oncology indications, which are referred to herein as the BCM Patent Rights, together with certain cell lines, biological materials, compounds, know-how and technologies, collectively referred to as the BCM Technology. Under the license, Tvardi is permitted to make, have made, use, market, sell, offer to sell, lease and import products, processes or services that incorporate, utilize or are made with the use of the BCM Patent Rights or BCM Technology, referred to as BCM1 Licensed Products, in all fields of use.
Tvardi’s license is subject to specified retained rights, consisting of: BCM’s rights to grant a non-exclusive license under the BCM Patent Rights and BCM Technology to other academic or research institutions for non-commercial research purposes, and, if required by law, to grant a non-exclusive license to the United States government or to a foreign state pursuant to a treaty with the United States; BCM’s rights to make or use the BCM Patent Rights and BCM Technology for non-commercial research, patient care and educational purposes; the rights of academic institutions, research institutions and certain BCM employees, if at academic or research institutions, to make or use the BCM Patent Rights and BCM Technology for non-commercial research purposes; and additional rights reserved by the government of the United States.
Tvardi is obligated to use reasonable efforts to introduce BCM1 Licensed Products to the commercial market as soon as practicable. Tvardi is obligated to achieve specified development milestones by specified timelines or to make payments to BCM if Tvardi does not achieve certain diligence milestones, and to produce, market and support the BCM1 Licensed Products with at least the same diligence Tvardi employs for comparable products and services. In consideration for the license rights, Tvardi paid BCM a license fee of $75,000. Tvardi paid an annual maintenance fee of $30,000 each year on the anniversary of the agreement until a specified anniversary before it increased to $50,000 each year on the anniversary of the agreement and are required to pay such annual maintenance fee until the introduction of a BCM1 Licensed Product. Tvardi is obligated to pay BCM royalties in the amount of a low-single-digit percent of net sales of BCM1 Licensed Products during the term, which expire, on a country-by-country basis, on the later of the date of expiration of the last-to-expire of the BCM Patent Rights, or, if no BCM Patent Rights issued in such country, the tenth anniversary of the date of first commercial sale of the BCM1 Licensed Product in such country. Tvardi currently expects the BCM Patent Rights to expire April 18, 2039. Upon the initiation of the Phase 2 clinical trials for two BCM1 Licensed Products, Tvardi paid BCM development milestone payments of $250,000 in the aggregate. Upon the achievement of additional specified development and regulatory milestones, Tvardi is obligated to pay BCM one-time milestone payments of up to $2,200,000 in the aggregate for the first BCM1 Licensed Product in an oncology indication and the first BCM1 Licensed Product in a non-oncology indication to achieve such milestones. Furthermore, in connection with the initiation of the Phase 3 clinical trial, Tvardi would expect to incur approximately $400,000 of oncology-related costs and approximately $300,000 of non-oncology-related costs. Tvardi is additionally obligated to pay BCM a tiered low-double-digit percentage of sublicensing revenue obtained in connection with any sublicense granted by Tvardi under the BCM Patent Rights or BCM Technology.
Tvardi may terminate the BCM First Agreement at its convenience following a specified notice period upon advance written notice to BCM. The BCM First Agreement may also be terminated by BCM for Tvardi’s default or failure to perform any of terms of the BCM First Agreement, following a specified notice and cure period. Additionally, BCM may terminate the BCM First Agreement if Tvardi undergoes specified bankruptcy or insolvency events, following the expiration of a specified period. Upon expiration of the term of the BCM First Agreement in a given country, the license grant from BCM to Tvardi will be fully paid and perpetual in such country.
In April 2015, Tvardi entered into a first amendment with BCM to update the schedule of BCM Patent Rights and description of BCM Technology covered by the license and Tvardi paid an additional $5,000 as consideration. In August 2019, Tvardi entered into a second amendment with BCM which amended its diligence and insurance obligations and further updated the schedule of BCM Patent Rights.
Second License Agreement with Baylor College of Medicine
In June 2015, StemMed entered into a license agreement with BCM, and such agreement, as amended, the BCM Second Agreement. StemMed assigned the BCM Second Agreement to Tvardi in connection with the transfer of all or substantially all of the assets and business to which the BCM Second Agreement relates in February 2018. Under the BCM Second Agreement, Tvardi obtained an exclusive, worldwide, sublicensable license under certain patents and patent applications co-owned by BCM and the National Institutes of Health (NIH), related to methods and compositions for the use of STAT3 inhibitors in certain conditions like anaphylaxis, which rights it refers to as the Licensed Patent Rights. Under the license, Tvardi is permitted to make, to have made, use, market, sell, offer to sell, lease and import products, processes or services that incorporate, utilize or are made with the use of the Licensed Patent Rights (BCM2 Licensed Products) in all fields of use.
Tvardi’s license is subject to specified retained rights, consisting of: BCM’s rights to grant a non-exclusive license under the Licensed Patent Rights to other academic or research institutions for non-commercial research purposes, and, if required by law, to grant a non-exclusive license to the United States government or to a foreign state pursuant to a treaty with the United States; BCM’s rights to grant a research license to a third party as required by the NIH; BCM’s rights to make or use the Licensed Patent Rights for non-commercial research, patient care and educational purposes; the rights of academic institutions, research institutions and the inventors of the Licensed Patent Rights at BCM and NIH, to make or use the Licensed Patent Rights for non-commercial research purposes; and additional rights reserved by the government of the United States.
Tvardi is obligated to use reasonable efforts to introduce BCM2 Licensed Products to the commercial market as soon as practicable. Tvardi is obligated to achieve specified development milestones by specified timelines or to make payments to BCM if it does not achieve certain diligence milestones, and to produce, market and support the BCM2 Licensed Products with at least the same diligence Tvardi employs for comparable products and services.
In consideration for the license rights, Tvardi paid BCM a license execution fee of $5,000. Tvardi initially paid an annual maintenance fee of $30,000 each year on the anniversary of the agreement until a specified anniversary before it increased to $50,000 each year on the anniversary of the agreement. Tvardi is obligated to pay BCM royalties in the amount of a low-single-digit percent of net sales of BCM2 Licensed Products during the term, which expires, on a country-by-country basis, on the later of the date of expiration of the last to expire of the Licensed Patent Rights, or, if no Licensed Patent Rights issued in such country, the tenth anniversary of the date of first commercial sale of the BCM2 Licensed Product in such country. Tvardi currently expects the License Patent Rights to expire July 18, 2034. Upon the achievement of specified development and regulatory milestones, Tvardi is obligated to pay BCM one-time milestone payments of up to $1,225,000 in the aggregate for the first BCM2 Licensed Product to achieve such milestone. Furthermore, in connection with the initiation of the Phase 3 clinical trial, Tvardi would expect to incur approximately $300,000 in costs. Additionally, Tvardi is obligated to pay BCM a tiered low-double-digit percentage of sublicensing revenue obtained in connection with any sublicense granted by Tvardi under the Licensed Patent Rights.
Tvardi may terminate the BCM Second Agreement at its convenience following a specified notice period upon advance written notice to BCM. The BCM Second Agreement may also be terminated by BCM for Tvardi’s default or failure to perform any of terms of the BCM Second Agreement, following a specified notice and cure period. Additionally, BCM may terminate the BCM Second Agreement if Tvardi undergoes specified bankruptcy or insolvency events, following the expiration of a specified period. The NIH may terminate its license to BCM under specified limited circumstances, including Tvardi’s failure to fulfill certain obligations. Upon expiration of the term of the BCM Second Agreement in a given country, the license grant from BCM to Tvardi will be fully paid and perpetual in such country.
The BCM Second Agreement was amended in June 2019 to amend Tvardi’s diligence and insurance obligations. Tvardi entered into a second amendment April 2023 to further amend its diligence obligations and to terminate the obligation to pay annual maintenance fees until the first anniversary of the achievement of certain patent milestones and annually thereafter.
Intellectual Property
Tvardi’s success depends in large part upon its ability to obtain and maintain its technology and intellectual property. To protect its intellectual property rights, Tvardi primarily relies on patents, trade secret laws, confidentiality procedures and employee disclosure and invention assignment agreements. Tvardi’s intellectual property is critical to its business, and it strives to protect it through a variety of approaches, including by obtaining and maintaining patent protection in various countries for Tvardi’s product candidates and other inventions that are important to its business.
Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. The time required for development, testing and regulatory review of Tvardi’s product candidates limits the commercially useful lifespan of its patents.
The patent positions of companies like Tvardi’s are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the scope of patentable claims in the field of pharmaceuticals has emerged, for example, in the United States and in Europe. Changes in the patent laws and rules, either by legislation, judicial decisions or regulatory interpretation may diminish Tvardi’s ability to protect its inventions and enforce its intellectual property rights. These changes could affect the scope and value of Tvardi’s intellectual property.
Filing, prosecuting, enforcing and defending patents protecting its product candidates in all countries throughout the world would be prohibitively expensive. Tvardi cannot seek patent protection for its product candidates throughout the world. Furthermore, the intellectual property rights it obtains in some countries outside the United States can be less extensive than those obtained in the United States. The requirements for patentability may differ in certain countries, particularly in developing countries; thus, even in countries where Tvardi pursues patent protection, there can be no assurance that any patents will issue with claims that cover Tvardi’s product candidates.
Tvardi’s ability to stop third parties from infringing any of its patented inventions, either directly or indirectly, will depend in part on its success in obtaining, defending and enforcing patent claims that cover its product candidates. Tvardi cannot be sure that any patents will be granted with respect to any of its pending patent applications or with respect to any patent applications filed by Tvardi in the future. Tvardi cannot be sure that any of its existing patents or any patents that may be granted to Tvardi in the future will be found by a court to be enforceable. Protecting Tvardi’s competitive position around its product candidates may involve lawsuits to enforce its patents or other intellectual property, which is expensive and time-consuming, and may ultimately be unsuccessful. Furthermore, Tvardi’s issued patents and those that may issue in the future may be challenged, narrowed, circumvented or invalidated, which could limit Tvardi’s ability to stop competitors from marketing related product candidates or limit the length of the term of patent protection that Tvardi may have for its product candidates and future product candidates. Tvardi cannot be sure that any of its existing patents or any patents that may be granted to Tvardi in the future will be useful in protecting its commercialized product candidates. The rights granted under any issued patents may not provide Tvardi with complete protection or competitive advantages against competitors with similar but not identical technology or technologies that achieve similar outcomes but with different approaches. For these reasons, Tvardi may have competition for its product candidates.
Tvardi’s issued patents and those that may issue in the future do not guarantee Tvardi the right to practice its product candidates. Third parties may have issued patents or be granted patents in the future that could block Tvardi’s ability to commercialize its product candidates.
Tvardi relies on trade secrets to protect certain aspects of its product candidates. If Tvardi is unable to protect the confidentiality of its trade secrets, its competitive position could be harmed. Furthermore, reliance on trade secrets does not prevent third parties from independently inventing those aspects of Tvardi’s product candidates. While Tvardi takes commercially reasonable steps to ensure that its employees do not use the trade secrets of third parties, third parties may file claims asserting that Tvardi or its employees have misappropriated their trade secret.
For this and other risks related to Tvardi’s inventions, please see the section titled “Risk Factors — Risks Related to Tvardi’s Intellectual Property.”
Patent Portfolio
As of September 30, 2024, Tvardi has in-licensed four issued U.S. patents, one pending U.S. non-provisional patent application and 62 issued foreign patents, including patents issued in Australia, Canada, France, Italy, Germany, Spain and the United Kingdom, all in-licensed from BCM and all related to TTI-101. Tvardi co-owns two issued U.S. patents, two pending U.S. non-provisional patent applications, 29 issued foreign patents, including patents issued in China, Japan, France, Italy, Germany, Spain and the United Kingdom, and 13 pending foreign patent applications, including patent applications pending in Australia, Canada, China, Europe and Japan, all co-owned with BCM. Tvardi owns four issued U.S. patents, four pending U.S. non-provisional patent applications, two pending U.S. provisional applications, one issued Eurasia patent, 32 foreign patent applications, including patent applications pending in Australia, Canada, China, Europe and Japan, and four pending PCT applications.
The patent portfolios of Tvardi’s product candidates as of September 30, 2024, are summarized below.
TTI-101 is protected by twelve patent families.
Four patent families are in-licensed from BCM.
The first patent family in-licensed from BCM relates to methods of using TTI-101 to treat certain specific cancers and pulmonary fibrosis. The first patent family includes one issued U.S. patent expiring on November 13, 2030, and 11 issued foreign patents in Australia, Canada, Denmark, France, Germany, Italy, Netherlands, Norway, Spain, Switzerland and the United Kingdom, all expiring on June 3, 2029.
The second patent family in-licensed from BCM relates to methods of using TTI-101 to treat cachexia, muscle wasting and muscle weakness. This family includes two issued U.S. patents and 15 issued foreign patents in Australia, Canada, France, Germany, Italy, Spain, the United Kingdom and Hong Kong, all expiring on July 18, 2034.
The third patent family in-licensed from BCM relates to methods of using TTI-101 to treat fibrosis, excluding pulmonary fibrosis and myelofibrosis. This family includes one issued U.S. patent and 22 issued foreign patents in Australia, Canada, Austria, Belgium, Czech Republic, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Netherlands, Norway, Poland, Portugal, Spain, Sweden, Switzerland, Turkey, the United Kingdom and Hong Kong, all expiring on July 18, 2034.
The fourth patent family in-licensed from BCM relates to methods of using TTI-101 to reduce the risk or severity of or prevent allergic reaction. This family includes one pending U.S. patent application and 14 issued foreign patents in Australia, Canada, Belgium, France, Germany, Ireland, Italy, Netherlands, Norway, Spain, Sweden, Switzerland, Turkey, United Kingdom and Hong Kong, all expiring on July 18, 2034.
Tvardi co-owns one patent family with BCM. This family is directed to methods of using TTI-101 to treat insulin resistance. This patent family includes one pending U.S. patent application and four pending foreign patent application in Canada, China, Europe and Japan. If issued, the patent applications in this patent family are expected to expire on December 3, 2040.
In addition to the above, TTI-101 is protected by seven patent families owned by Tvardi.
The first patent family Tvardi owns relates to self-emulsifying drug dispersion formulation of TTI-101 and includes three issued U.S. patents and one issued foreign patent in Eurasia, all expiring on January 22, 2041, and three pending foreign patent applications in China, Europe and Hong Kong.
The second patent family Tvardi owns relates to spray-dried dispersion tablets of TTI-101 and includes one pending U.S. patent application and 15 pending patent applications in Argentina, Pakistan, Taiwan, Australia, Brazil, Canada, Eurasia, Europe, India, Israel, Japan, Korea, Mexico, New Zealand and Singapore. If issued, patents in this family are expected to expire on March 1, 2043.
The third patent family Tvardi owns relates to highly pure compositions of TTI-101 and includes one pending U.S. patent application, three pending foreign patent applications in Argentina, Pakistan and Taiwan, and one pending PCT application. If issued, patents in this family are expected to expire on July 18, 2043.
The fourth patent family Tvardi owns relates to methods of treating cancer using a combination of TTI-101 and an immune checkpoint inhibitor such as anti-PD-1 antibody and anti-PD-L1 antibody and includes one pending U.S. patent application and 8 pending foreign patent applications in Australia, Canada, Eurasia, Europe, Japan, Mexico, New Zealand and Singapore. If issued, patents in this family are expected to expire on March 3, 2043.

The fifth patent family Tvardi owns relates to methods of treating non-viral liver cancer with TTI-101 and includes one pending PCT application. If issued, patents in this family are expected to expire on December 11, 2043.
The sixth patent family Tvardi owns relates to methods of treating cancer with certain doses of TTI-101 and includes one pending PCT application. If issued, patents in this family are expected to expire on September 5, 2044.
The seventh patent family Tvardi owns relates to methods of treating cancer with TTI-101 in certain patient populations and includes one pending U.S. provisional patent application. If issued, patents in this family are expected to expire on February 29, 2045.
TTI-109 is protected by three patent families owned by Tvardi.
The first patent family claims the TTI-109 compound and includes one issued U.S. patent expiring on June 9, 2043, one pending U.S. patent application, three pending foreign patent applications in Argentina, Pakistan and Taiwan and one pending PCT application. If issued, patents in this family are expected to expire on June 9, 2043.
The second patent family relates to methods of treating cancer with TTI-109 in certain patient populations and includes one pending U.S. provisional patent application. If issued, patents in this family are expected to expire on February 29, 2045.
The third patent family relates to solid forms of TTI-109 and includes one pending U.S. provisional patent application. If issued, patents in this family are expected to expire on December 2, 2044.
Tvardi cannot predict whether the patent applications it pursues or may license in the future will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide any protection from competitors. Even if its pending patent applications are granted as issued patents, those patents, as well as any patents Tvardi may license in the future from third parties now or in the future, may be challenged, circumvented or invalidated by third parties. Consequently, Tvardi may not obtain or maintain adequate patent protection for any of its programs and product candidates.
The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which Tvardi files, the patent term is 20 years from the earliest date of filing of a non-provisional patent application. In the United States, the patent term of a patent may be extended by patent term adjustment, which compensates the patent owner for patent office delays. Additionally, in the United States, patents that cover an FDA-approved drug or biologic may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug or biologic is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to an approved drug or biologic may be extended and only those claims covering the approved drug or biologic, a method for using it, or a method for manufacturing it may be extended. Similar provisions are available in European Member States and other foreign jurisdictions to extend the term of a patent that covers an approved drug or biologic. In the future, if Tvardi’s product candidates receive FDA approval, it expects to apply for patent term extensions where applicable on patents covering those products. Tvardi plans to seek patent term extensions to any of its issued patents in any jurisdiction where these are available, however there is no guarantee that the applicable authorities, including the U.S. Patent and Trademark Office in the United States, will agree with Tvardi’s assessment of whether these extensions should be granted, and if granted, the length of these extensions.
Tvardi’s intellectual property is critical to its business, and it strives to protect it through a variety of approaches, including by obtaining and maintaining patent protection in various countries for its product candidates and other inventions that are important to its business.

Trademarks
As of September 30, 2024, Tvardi owns the trademark registrations for the company. Trademarks include “TVARDI,” which is registered in Australia, China, European Union, Japan, the United Kingdom and the United States, and pending in Canada and Korea.
Trade Secrets and Proprietary Information
In addition to Tvardi’s reliance on patent protection for its inventions, it also relies on trade secrets, know-how, confidentiality agreements and continuing technological innovation to develop and maintain Tvardi’s competitive position. Although Tvardi takes steps to protect its proprietary information and trade secrets, including through contractual means with its employees, advisors and consultants, these agreements may be breached, and Tvardi may not have adequate remedies for any breach. In addition, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to Tvardi’s trade secrets or disclose its technology. As a result, Tvardi may not be able to meaningfully protect its trade secrets. It is Tvardi’s policy to require its employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with Tvardi. These agreements provide that all confidential information concerning its business or financial affairs developed or made known to the individual or entity during the course of the party’s relationship with Tvardi is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived of by the individual during the course of employment, and which relate to or are reasonably capable or being used in its current or planned business or research and development are Tvardi’s exclusive property. In addition, Tvardi takes other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of its technology by third parties. However, such agreements and policies may be breached, and Tvardi may not have adequate remedies for such breaches. For more information regarding the risks related to Tvardi’s intellectual property, see the section titled “Risk Factors — Risks Related to Tvardi’s Intellectual Property.”
Sales and Marketing
Tvardi currently has no sales, marketing or commercialization capabilities and has no experience as a company performing such activities. However, it intends to build the necessary capabilities and infrastructure over time following the advancement of its product candidates through clinical development. Clinical data, the size of the opportunity and the size of the commercial infrastructure required will influence its commercialization plans and decision making.
Commercialization
None of Tvardi’s product candidates have been approved for sale. If and when its product candidates receive marketing approval, it intends to commercialize them on its own, or jointly with a partner, in the United States and potentially in other geographies. Tvardi will continually evaluate the economics of commercializing its product candidates versus other strategic commercialization arrangements.
Manufacturing
Tvardi does not own or operate, and currently has no plans to establish, any manufacturing facilities. Tvardi has engaged, and expects to continue to rely on, well-established third-party Contract Development and Manufacturing Organizations (CDMOs), to supply its product candidates for use in its preclinical studies and clinical trials. Should any of these CDMOs become unavailable to Tvardi for any reason, it believes that there are a number of potential replacements, although Tvardi may incur some delay in identifying and qualifying such replacements.
Additionally, it intends to rely on third-party CDMOs for commercial manufacturing, if its product candidates receive marketing approval. As its lead product candidates advance through development, it expects to enter into longer-term commercial supply agreements to fulfill and secure its production needs. Additionally, to adequately meet its projected commercial manufacturing needs, its CDMOs will need to scale-up production, or it will need to secure additional suppliers. Processes for producing drug substances and drug product for commercial supply are currently being developed, with the goal of achieving reliable, reproducible and cost-effective production.
Government Regulation
The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical and diagnostic products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, packaging, recordkeeping, tracking, approval, import, export, distribution, advertising and promotion of drug products.
U.S. Government Regulation of Drug Products
In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (the FDCA), and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve a pending new drug application (NDA), withdrawal of an approval, imposition of a clinical hold, issuance of untitled or warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution, injunctions, debarment, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on Tvardi. FDA approval is required before a drug may be marketed in the United States and drug candidates are also subject to other federal, state and local statutes and regulations.
The process required by the FDA before drug candidates may be marketed in the United States generally involves the following:
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completion of extensive nonclinical laboratory and animal tests, which must be conducted in accordance with applicable regulations, including good laboratory practices and applicable requirements for the humane use of laboratory animals or other applicable regulations;

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submission to the FDA of an IND application, which must become effective before clinical trials may begin and must be updated annually;

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approval by an independent institutional review board (IRB) or ethics committee for each clinical site or centrally before each clinical trial may be initiated;

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performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug candidate for its intended use, performed in accordance with Good Clinical Practices (GCPs) requirements to establish the safety and efficacy of the product candidate for each proposed indication;

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submission to the FDA of an NDA after completion of all pivotal clinical studies that include substantial evidence of safety and efficacy of the drug from analytical studies and from results of nonclinical testing and clinical trials and payment of user fees;

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satisfactory completion of an FDA advisory committee review, if applicable;

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determination by the FDA within 60 days of its receipt of an NDA to file the application for review;

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satisfactory completion of a pre-approval inspection of manufacturing facilities and selected clinical investigators for their compliance with current Good Manufacturing Practices (cGMPs) and GCPs;

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satisfactory completion of FDA audits of clinical trial sites to ensure compliance with GCPs and the integrity of the clinical data;

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FDA review and approval of an NDA to permit commercial marketing for particular indications for use in the United States; and

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compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy (REMS), and the potential requirement to conduct post-approval studies.

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The testing and approval process requires substantial time, effort and financial resources.

Preclinical Studies
Preclinical studies include laboratory evaluation of drug substance chemistry, pharmacology, toxicity and drug product formulation, as well as animal studies to assess potential safety and efficacy. Prior to commencing the first clinical trial with a drug candidate, a sponsor must submit the results of the preclinical tests and preclinical literature, together with manufacturing information, analytical data and any available clinical data or literature, among other required information, to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational new drug or biological product to humans. Some preclinical studies may continue even after the IND is submitted. The central focus of an initial IND submission is on the general investigational plan and the protocol or protocols for clinical trials. The IND submission also includes results of animal and in vitro preclinical studies assessing the toxicology, PK, PD and pharmacology characteristics of the product, chemistry, manufacturing and controls (CMC), information, and any available human data or literature to support the use of the investigational product. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the conduct of the clinical trial and imposes a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA also may impose a partial clinical hold that would limit a clinical trial, for example, to certain doses or for a certain length of time or to a certain number of subjects. As a result, submission of an IND may not result in FDA authorization to commence a clinical trial.
Clinical Trials
Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development, as well as amendments to previously submitted clinical trials. Further, an independent IRB for each institution participating in the clinical trial must review and approve the plan for any clinical trial, its informed consent form and other communications to clinical trial subjects before the clinical trial commences at that site. An IRB is charged with protecting the welfare and rights of clinical trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB must continue to oversee the clinical trial while it is being conducted, including any changes to the clinical trial plans. While the IND is active, and before approval, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report, among other information, must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected AEs, findings from other clinical trials suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro preclinical testing suggesting a significant risk to humans and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.
Regulatory authorities, an IRB or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk, the clinical trial is not being conducted in accordance with the FDA’s or the IRB’s requirements, or if the drug has been associated with unexpected serious harm to subjects. Some clinical trials also include a DSMB, which receives special access to unblinded data during the clinical trial and may advise the sponsor to halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy.

In general, for purposes of NDA approval, human clinical trials are typically conducted in three sequential phases that may overlap.
Phase 1.   Clinical trials are initially conducted to test the drug candidate for safety, dosage tolerance, structure-activity relationships, mechanism of action, absorption, metabolism, distribution and excretion in healthy volunteers or subjects with the target disease or condition. Phase 1a trials are typically single ascending dose escalation of the investigational drug alone, while Phase 1b trials, or the Phase 1b portion of a combined phase trial (Phase 1b/2) may have multiple ascending doses to expand and identify optimal dosing, including in combination with other drugs. If possible, Phase 1 clinical trials may also be used to gain early evidence of product effectiveness.
Phase 2.   Controlled clinical trials are conducted with groups of subjects with a specified disease or condition to provide enough data to evaluate the preliminary efficacy, optimal dosages and dosing schedule and expanded evidence of safety. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expansive Phase 3 clinical trials.
Phase 3.   These clinical trials are generally undertaken in larger subject populations to provide statistically significant evidence of clinical efficacy and to further test for safety in an expanded subject population at multiple clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling. These clinical trials may be done at clinical trial sites outside the United States as long as the global sites are also representative of the U.S. population and the conduct of the clinical trial at global sites comports with FDA regulations and guidance, such as compliance with GCPs.
The FDA may require, or companies may pursue, additional clinical trials after a product is approved. These so-called Phase 4 post-marketing studies may be made a condition to be satisfied after approval. The results of Phase 4 post-marketing studies can confirm the effectiveness of a drug candidate and can provide important safety information.
Clinical trials must be conducted under the supervision of qualified investigators in accordance with GCP requirements, which include the requirements that all research subjects provide their informed consent in writing for their participation in any clinical trial, and the review and approval of the clinical trial by an IRB. Investigators must also provide information to the clinical trial sponsors to allow the sponsors to make specified financial disclosures to the FDA. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, the clinical trial procedures, the parameters to be used in monitoring safety and the efficacy criteria to be evaluated and a statistical analysis plan. Information about some clinical trials, including a description of the clinical trial and clinical trial results, must be submitted within specific time frames to the National Institutes of Health for public dissemination on their clinicaltrials.gov website. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and the IRB and more frequently if SAEs occur.
The manufacture of investigational drugs for the conduct of human clinical trials is subject to cGMP requirements. Investigational drugs and active pharmaceutical ingredients imported into the United States are also subject to regulation by the FDA relating to their labeling and distribution. Further, the export of investigational drug products outside of the United States is subject to regulatory requirements of the receiving country as well as U.S. export requirements under the FDCA.
Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug candidate as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.
NDA Submission and Review by the FDA
Assuming successful completion of the required clinical and preclinical testing, among other items, the results of product development, including chemistry, manufacture and controls, nonclinical studies and clinical trials are submitted to the FDA, along with proposed labeling, as part of an NDA. The submission of an NDA requires payment of a substantial user fee to the FDA. These user fees must be filed at the time of the first submission of the application, even if the application is being submitted on a rolling basis. Fee waivers or reductions are available in some circumstances. One basis for a waiver of the application user fee is if the applicant employs fewer than 500 employees, including employees of affiliates, the applicant does not have an approved marketing application for a product that has been introduced or delivered for introduction into interstate commerce, and the applicant, including its affiliates, is submitting its first marketing application.
In addition, under the Pediatric Research Equity Act, an NDA or supplement to an NDA for a new active ingredient, indication, dosage form, dosage regimen or route of administration must contain data that are adequate to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective.
The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults or full or partial waivers from the pediatric data requirements.
The FDA may refer drugs to an advisory committee. An advisory committee is typically a panel that includes clinicians and other experts who review, evaluate and make a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
The FDA reviews applications to determine, among other things, whether a product is safe and effective for its intended use and whether the manufacturing controls are adequate to assure and preserve the product’s identity, strength, quality and purity. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities, including contract manufacturers and subcontracts, are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical trial sites to assure compliance with GCPs.
Once the FDA receives an application, it has 60 days to review the NDA to determine if it is substantially complete to permit a substantive review, before it accepts the application for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act (PDUFA), the FDA has set the review goal of 10 months from the 60-day filing date to complete its initial review of a standard NDA for a new molecular entity (NME), and make a decision on the application. For priority review applications, the FDA has set the review goal of reviewing NME NDAs within six months of the 60-day filing date. Such deadlines are referred to as the PDUFA date. The PDUFA date is only a goal, and the FDA does not always meet its PDUFA dates. The review process and the PDUFA date may also be extended if the FDA requests or the NDA sponsor otherwise provides additional information or clarification regarding the submission during the review period that amends the original application.
Once the FDA’s review of the application is complete, the FDA will issue either a Complete Response Letter (CRL) or an approval letter. A CRL indicates that the review cycle of the application is complete, and the application is not ready for approval. A CRL generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or preclinical testing, or other information or analyses in order for the FDA to reconsider the application in the future. Even with the submission of additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA may issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.
The FDA may delay or refuse approval of an NDA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product, or impose other conditions, including distribution restrictions or other risk management mechanisms. For example, the FDA may require a REMS as a condition of approval or following approval to mitigate any identified or suspected serious risks and ensure safe use of the drug. The FDA may prevent or limit further marketing of a product, or impose additional post-marketing requirements, based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements, FDA notification and FDA review and approval. Further, should new safety information arise, additional testing, product labeling or FDA notification may be required.
If regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which such product may be marketed or may include contraindications, warnings or precautions in the product labeling, which has resulted in a boxed warning. A boxed warning is the strictest warning put in the labeling of prescription drugs or drug products by the FDA when there is reasonable evidence of an association of a serious hazard with the drug. The FDA also may not approve the inclusion of all labeling claims sought by an applicant. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing regulatory standards is not maintained or if problems occur after the product reaches the marketplace. In addition, the FDA may require Phase 4 post-marketing studies to monitor the effect of approved products and may limit further marketing of the product based on the results of these post-marketing studies.
Orphan Drug Designation
Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat patients with a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or 200,000 or more than individuals in the United States for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for this type of disease or condition will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting an NDA. After the FDA grants Orphan Drug Designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The Orphan Drug Designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.
If a product that has Orphan Drug Designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusive approval (or exclusivity), which means that the FDA may not approve any other applications, including a full NDA, to market the same drug for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or if the holder of the orphan drug exclusivity cannot assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of Orphan Drug Designation are tax credits for certain research and a waiver of the NDA application user fee.
A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.
Disclosure of Clinical Trial Information
Sponsors of clinical trials of FDA-regulated products, including drugs, are required to register and disclose certain clinical trial information on the website www.clinicaltrials.gov. Information related to the product, patient population, phase of investigation, clinical trial sites and investigators and other aspects of a clinical trial are then made public as part of the registration. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of clinical trials can be delayed in certain circumstances for up to two years after the date of completion of the clinical trial. Competitors may use this publicly available information to gain knowledge regarding the progress of clinical development programs as well as clinical trial design.
U.S. Post-Approval Requirements
Any products manufactured or distributed by Tvardi pursuant to FDA approvals are subject to continuing regulation by the FDA, including periodic reporting, product sampling and distribution, advertising, promotion, drug shortage reporting, compliance with any post-approval requirements imposed as a conditional of approval such as Phase 4 clinical trials, REMS and surveillance, recordkeeping and reporting requirements, including adverse experiences.
After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing, annual program fee requirements for approved products, as well as new application fees for supplemental applications with clinical data. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies and to list their drug products and are subject to periodic announced and unannounced inspections by the FDA and these state agencies for compliance with cGMPs and other requirements, which impose procedural and documentation requirements.
Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented or FDA notification. FDA regulations also require investigation and correction of any deviations from cGMPs and specifications and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. Manufacturers and other parties involved in the drug supply chain for prescription drug products must also comply with product tracking and tracing requirements and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the United States.
Later discovery of previously unknown problems with a product, including AEs of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in withdrawal of marketing approval, mandatory revisions to the approved labeling to add new safety information or other limitations, imposition of post-market studies or clinical trials to assess new safety risks or imposition of distribution or other restrictions under a REMS program, among other consequences.
The FDA closely regulates the marketing and promotion of drugs. A company can make only those claims relating to safety and efficacy that are consistent with the FDA approved labeling. Physicians, in their independent professional medical judgment, may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by Tvardi and approved by the FDA. However, manufacturers and third parties acting on their behalf are prohibited from marketing or promoting drugs in a manner inconsistent with the approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses and a company that is found to have improperly promoted off-label uses may be subject to significant liability.
Failure to comply with any of the FDA’s requirements could result in significant adverse enforcement actions. These include a variety of administrative or judicial sanctions, such as refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, imposition of a clinical hold or termination of clinical trials and/or post-approval clinical studies, refusal to approve pending applications or supplements to approved applications, warning letters, untitled letters, mandated modification of promotional materials or labeling, required issuance of corrective information, issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product, product recalls, product seizures or detentions, refusal to allow imports or exports, total or partial suspension of production or distribution, debarment, injunctions, fines, consent decrees, corporate integrity agreements, refusals of government contracts and new orders under existing contracts, exclusion from participation in federal and state healthcare programs, restitution, disgorgement or civil or criminal penalties, including fines and imprisonment. It is also possible that failure to comply with the FDA’s requirements relating to the promotion of prescription drugs may lead to investigations alleging violations of federal and state healthcare fraud and abuse and other laws, as well as state consumer protection laws. Any of these sanctions could result in adverse publicity, among other adverse consequences.
U.S. Marketing Exclusivity
Market exclusivity provisions authorized under the FDCA can delay the submission or the approval of some marketing applications. The FDA provides periods of non-patent regulatory exclusivity, which provides the holder of an approved NDA limited protection from new competition in the marketplace for the innovation represented by its approved drug for a period of three or five years following the FDA’s approval of the NDA. For example, five years of exclusivity are available to new chemical entities (NCEs). A drug is an NCE if the FDA has not previously approved any other new drug containing the same active moiety. An active moiety is the molecule or ion, excluding those appended portions of the molecule that cause the drug to be an ester, salt, including a salt with hydrogen or coordination bonds, or other noncovalent, or not involving the sharing of electron pairs between atoms, derivatives, such as a complex (i.e., formed by the chemical interaction of two compounds), chelate (i.e., a chemical compound), or clathrate (i.e., a polymer framework that traps molecules), of the molecule, responsible for the therapeutic activity of the drug substance. During the exclusivity period, the FDA may not accept for review or approve an Abbreviated New Drug Application (ANDA) or a 505(b)(2) NDA submitted by another company that contains the previously approved active moiety. An ANDA or 505(b)(2) application, however, may be submitted one year before NCE exclusivity expires if a Paragraph IV certification is filed.
The FDCA alternatively provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of approval for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to any preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.
Pediatric exclusivity is another type of marketing exclusivity available in the United States. Pediatric exclusivity provides for an additional six months of marketing exclusivity attached to another period of patent or non-patent exclusivity if a sponsor conducts clinical trials in children in response to a written request from the FDA. The issuance of a written request does not require the sponsor to undertake the described clinical trials. In addition, orphan drug exclusivity, as described above, may offer a seven-year period of marketing exclusivity, except in some circumstances.
Regulation Outside the United States
In order to market any product outside of the United States, Tvardi would need to comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety, and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of Tvardi products. Whether or not it obtains FDA approval for a product, it would need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can commence clinical trials or marketing of the product in foreign countries and jurisdictions. Although many of the issues discussed above with respect to the United States apply similarly in the context of the European Union, the approval process varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.
Other Healthcare Laws and Compliance Requirements
Tvardi’s business activities, including but not limited to, research, sales, promotion, distribution, medical education and other activities are subject to regulation by numerous regulatory and law enforcement authorities in the United States in addition to the FDA, including the Department of Justice, the Department of Health and Human Services (HHS), and its various divisions, including the Centers for Medicare & Medicaid Services and the Health Resources and Services Administration, the Department of Veterans Affairs, the Department of Defense and state and local governments. Tvardi’s business activities must comply with numerous healthcare laws and regulations, including those described below.
The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, the referral of an individual for, or purchasing, leasing, ordering, or arranging for the purchase, lease or order of, any good, facility, item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other hand. The term remuneration has been interpreted broadly to include anything of value. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Additionally, a person or entity no longer does not need to have actual knowledge of the federal Anti-Kickback Statute, or the specific intent to violate it, to have violated the statute.
The federal civil and criminal false claims laws, including the False Claims Act (FCA) prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to, or approval by, the U.S. federal government, including Medicare and Medicaid programs, or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or to avoid, decrease or conceal an obligation to pay money to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties. Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged promotional and marketing activities, such as providing free products to customers with the expectation that the customers would bill federal programs for the products; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program. Moreover, a violation of the federal Anti-Kickback Statute is grounds for the government or a whistleblower to assert that a claim for payment of items or services resulting from such violation constitutes a false or fraudulent claim for purposes of the FCA.
Health Insurance Portability and Accountability Act (HIPAA), created additional federal criminal statutes that prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of whether the payor is public or private, knowingly and willfully embezzling or stealing from a health care benefit program, willfully obstructing a criminal investigation of a health care offense and knowingly and willfully falsifying, concealing or covering up by any trick, scheme or device a material fact or making any materially false, fictitious or fraudulent statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Additionally, a person or entity does not need to have actual knowledge of the statute, or the specific intent to violate it, to have committed a violation.

The federal Open Payments program pursuant to the Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with specified exceptions) to report annually information related to specified payments or other transfers of value provided to physicians, as defined by such law, certain other healthcare providers (such as physician assistants and nurse practitioners) and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually specified ownership and investment interests held by physicians and their immediate family members. Failure to submit timely, accurately and completely the required information for all payments, transfers of value and ownership or investment interests may result in civil monetary penalties.
In addition, Tvardi may be subject to data privacy and security regulation by both the federal government and the states in which Tvardi conducts its business. HIPAA, as amended by Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH), and its implementing regulations, impose requirements relating to the privacy, security and transmission of individually identifiable health information held by covered entities and their business associates and their covered subcontractors. Among other things, HITECH makes HIPAA’s security standards directly applicable to business associates, defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.
Many states have also adopted laws similar to each of the above federal laws, which may be broader in scope and apply to items or services reimbursed by any third-party payor, including commercial insurers. Tvardi may also be subject to state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, and/or state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information, and state and local laws that require the registration of pharmaceutical sales representatives.
Ensuring that Tvardi’s internal operations and business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. It is possible that governmental authorities will conclude that Tvardi’s business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If Tvardi’s operations were found to be in violation of any of these laws or any other governmental regulations that may apply to Tvardi, Tvardi may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, possible exclusion from government funded healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if it becomes subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and curtailment of its operations, any of which could substantially disrupt Tvardi’s operations. If the physicians or other providers or entities with whom Tvardi expects to do business are found not to be in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.
Coverage and Reimbursement
Tvardi’s ability to commercialize any products successfully will also depend in part on the extent to which coverage and adequate reimbursement for the procedures utilizing its drug candidates, performed by health care providers, once approved, will be available from government health administration authorities, private health insurers and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, determine which procedures, and the products utilized in such procedures, they will cover and establish reimbursement levels. Assuming coverage is obtained for procedures utilizing a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Patients who undergo procedures for the treatment of their conditions, and their treating physicians, generally rely on third-party payors to reimburse all or part of the costs associated with the procedures which utilize Tvardi’s products. Treating physicians are unlikely to use and order Tvardi’s products unless coverage is provided and the reimbursement is adequate to cover all or a significant portion of the cost of the procedures which utilize Tvardi’s products. Therefore, coverage and adequate reimbursement for procedures which utilize new products is critical to the acceptance of such new products. Coverage decisions may depend upon clinical and economic standards that disfavor new products when more established or lower cost therapeutic alternatives are already available or subsequently become available.
Government authorities and other third-party payors are developing increasingly sophisticated methods of cost containment, such as including price controls, restrictions on coverage and reimbursement and requirements for substitution of less expensive products and procedures. Government and other third-party payors are increasingly challenging the prices charged for health care products and procedures, examining the cost effectiveness of procedures, and the products used in such procedures, in addition to their safety and efficacy, and limiting or attempting to limit both coverage and the level of reimbursement. Further, no uniform policy requirement for coverage and reimbursement exists among third-party payors in the United States, which causes significant uncertainty related to the insurance coverage and reimbursement of newly approved products, and the procedures which may utilize such newly approved products. Therefore, coverage and reimbursement can differ significantly from payor to payor and health care provider to health care provider. As a result, the coverage determination process is often a time-consuming and costly process that requires the provision of scientific and clinical support for the use of new products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.
There may also be significant delays in obtaining coverage and reimbursement for newly approved products, and coverage may be more limited than the purposes for which the product is approved by the FDA. Moreover, eligibility for coverage and reimbursement does not imply that a product, or the procedures which utilize such product, will be paid for in all cases or at a rate which the health care providers who purchase those products will find cost effective. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization. Additionally, there may be pricing pressures in connection with the sale of any of Tvardi’s drug candidates, once approved, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes.
Coverage and reimbursement may impact the demand for, the price of, or Tvardi’s ability to successfully commercialize, any drug candidate for which it obtains marketing approval.
Healthcare Reform
The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect Tvardi’s ability to sell its products profitably. By way of example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the ACA), was signed into law, intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose taxes and fees on the healthcare industry and impose additional health policy reforms.
There have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Moreover, there have been a number of health reform initiatives by the Biden administration that have impacted the ACA. For example, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 (IRA) into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the

“donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program.
Other legislative changes have been proposed and adopted in the United States since the ACA. For example, through the process created by the Budget Control Act of 2011, there are automatic reductions of Medicare payments to providers, which went into effect in April 2013 and will remain in effect until 2032 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, effective January 1, 2024.
The heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics, also has resulted in executive orders, congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. For example, the IRA (1) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare and (2) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. HHS has and will continue to issue and update guidance as these programs are implemented. These provisions will take effect progressively starting in fiscal year 2023. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. On August 15, 2024, HHS announced the agreed-upon reimbursement prices of the first ten drugs that were subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. HHS will select up to 15 additional drugs covered under Part D for price negotiation in 2025. In addition, in response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the Center for Medicare and Medicaid Innovation which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. Further, on December 7, 2023, the Biden administration announced an initiative to control the price of prescription drugs through the use of march-in rights under the Patent and Trademark Law Amendments Act (the Bayh-Dole Act). On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework.
At the state level, individual states in the United States have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Some third-party payors also require pre-approval of coverage for new or innovative devices or therapies before they will reimburse healthcare providers that use such therapies.
Tvardi expects that these initiatives, as well as other healthcare reform measures that may be adopted in the future, as well as the trend toward managed healthcare and increasing influence of managed care organizations, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that Tvardi receives for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of current and future cost containment measures or other healthcare reforms may adversely affect Tvardi’s operations and prevent Tvardi from being able to generate revenue, attain profitability or commercialize its drug candidates.

Data Privacy and Security
In the ordinary course of Tvardi’s business, it collects, processes and stores confidential and sensitive information, including personal information, intellectual property, trade secrets and proprietary information owned or controlled by Tvardi or other third parties. Tvardi, and third parties upon whom it relies, use sophisticated information technology, software and services to process, store, use, generate, transfer and disclose information, as well as other sensitive information controlled by Tvardi or other third parties.
Tvardi may be subject to federal, state, and foreign data privacy and security laws and regulations. In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws and regulations (e.g., Section 5 of the FTC Act), govern the collection, use, disclosure and protection of health-related and other personal information and could apply to its operations or the operations of Tvardi’s partners, vendors or other third parties on whom Tvardi relies. The legislative and regulatory framework related to the collection, use, retention, safeguarding, disclosure, sharing, transfer, security and other processing of personal data worldwide is rapidly evolving. The number and scope of data protection laws and regulations is changing, subject to differing applications and interpretations and may be inconsistent among jurisdictions, or in conflict with other rules, laws or other data processing obligations. Efforts to ensure that Tvardi’s current and future business arrangements, including its relationship with its third-party contract research organizations (CROs) or other vendors who process data on its behalf, comply with applicable data privacy and data security laws and regulations will involve substantial costs.
For example, HIPAA, as amended by HITECH, imposes requirements relating to the privacy, security and transmission of individually identifiable health information on certain health care providers, health plans and health care clearinghouses, known as covered entities, as well as their business associates and covered subcontractors that perform certain services that involve creating, receiving, maintaining or transmitting individually identifiable health information for or on behalf of such covered entities. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information, a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. Further, entities that knowingly obtain, use or disclose individually identifiable health information maintained by a HIPAA covered entity in a manner that is not authorized or permitted by HIPAA may be subject to civil and criminal penalties. Even when HIPAA does not apply, according to the FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5 of the FTC Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards.
Tvardi expects that there will continue to be new proposed laws, regulations and industry standards relating to privacy and data protection in the United States, the European Union (EU) and other jurisdictions, such as the California Consumer Privacy Act (CCPA). Although the CCPA exempts certain data processed in the context of clinical trials, the CCPA, to the extent applicable to Tvardi’s business and operations, may increase its compliance costs and potential liability with respect to the personal information Tvardi maintains about California residents. The CCPA creates individual privacy rights for California consumers (as defined in the law), places increased privacy and security obligations on entities handling certain personal information of consumers or households, requires covered companies to provide disclosures to consumers regarding data collection, use and sharing practices, requires covered companies to allow users to opt-out of certain sales or transfers of personal information, and provides consumers with a private right of action for certain data breaches. The CCPA became effective on January 1, 2020, and the California Attorney General’s authority to begin bringing enforcement actions began July 1, 2020. The CCPA may impact Tvardi’s business activities and exemplifies the vulnerability of its business to the evolving regulatory environment related to personal information and protected health information. Further, the California Privacy Rights Act (CPRA), went into effect on January 1, 2023, and became enforceable on July 1, 2023. The CPRA significantly amends the CCPA, and imposes additional data protection obligations on covered companies doing business in California, including additional consumer rights processes and opt-outs for certain uses of sensitive data. It also creates a new California data protection agency specifically tasked to enforce the law, which would likely result in increased regulatory scrutiny of California businesses in the areas of data protection and security. Similar laws have been passed in other states, and are continuing to be proposed at the state and federal level, reflecting a trend toward more stringent privacy legislation in the United States.
Tvardi also are or may become subject to privacy laws in the jurisdictions in which it is established, sell or market its products or run clinical trials. For example, in the EU, Regulation (EU) 2016/679 (the GDPR), governs the collection, control, processing, and other use of personal data (i.e., data relating to an identified or identifiable living individual). The GDPR is directly applicable in each EU and European Economic Area (EEA), Member State; however, it provides that EU and EEA Member States may introduce further conditions, including limitations which could limit Tvardi’s ability to collect, use and share personal data (including health and medical information), or could cause its compliance costs to increase, ultimately having an adverse impact on its business. The GDPR imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing and implement policies as part of its mandated privacy governance framework. It also requires data controllers to be transparent and to disclose to data subjects (in a concise, intelligible and easily accessible form) how their personal information is to be used; imposes limitations on retention of personal data; imposes requirements with respect to pseudonymized (i.e., key-coded) data; introduces mandatory data breach notification requirements; and sets higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities.
Tvardi also may become subject to EEA rules with respect to cross-border transfers of personal data out of the EEA. As noted above, recent legal developments in the EU have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States, and the efficacy and longevity of current transfer mechanisms between the EEA and the United States remains uncertain. Case law from the Court of Justice of the European Union (the CJEU) states that reliance on the standard contractual clauses — a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism — alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. On October 7, 2022, President Biden signed an Executive Order on ‘Enhancing Safeguards for U.S. Intelligence Activities’ which introduced new redress mechanisms and binding safeguards to address the concerns raised by the CJEU in relation to data transfers from the EEA to the United States and which formed the basis of the new EU-US Data Privacy Framework (the DPF) as released on December 13, 2022. The European Commission adopted its Adequacy Decision in relation to the DPF on July 10, 2023, rendering the DPF effective as a GDPR transfer mechanism to U.S. entities self-certified under the DPF. The DPF also introduced a new redress mechanism for EU citizens which addresses a key concern in the previous CJEU judgments and may mean transfers under standard contractual clauses are less likely to be challenged in future. Additionally, on September 8, 2020, the Swiss Data Protection Authority (the Federal Data Protection and Information Commissioner) concluded that the Swiss-U.S. Privacy Shield does not provide an adequate level of protection for personal data transfer from Switzerland to the U.S. pursuant to the Swiss Federal Act on Data Protection. Tvardi expects the existing legal complexity and uncertainty regarding international personal data transfers to continue. In particular, Tvardi expects the DPF Adequacy Decision to be challenged and international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. As a result, to the extent Tvardi begins transferring personal data out of the EEA, it may have to make certain operational changes and will have to implement revised standard contractual clauses and other relevant documentation for existing data transfers within required time frames.
Fines for certain breaches of the GDPR are significant: up to the greater of €20.0 million or 4% of total global annual turnover. Further, following the withdrawal of the United Kingdom from the EU on January 31, 2020, pursuant to the transitional arrangements agreed between the United Kingdom and the EU, Tvardi will have to comply with the GDPR and separately the GDPR as implemented in the United Kingdom, each regime having the ability to fine up to the greater of €20 million / £17 million or 4% of global turnover. Following December 31, 2020, and the expiry of the post-Brexit transitional arrangements between the United Kingdom and EU, although it is likely that the data protection obligations of the GDPR will continue to apply to UK-related processing of personal data in substantially unvaried form and fashion, for at least the short term thereafter, the relationship between the United Kingdom and the EU in relation to certain aspects of data protection law remains unclear.
Moreover, Tvardi uses third-party service providers and subprocessors to help operate its business and engage in processing on its behalf. If Tvardi, its service providers, partners or other relevant third-parties have experienced, or in the future experience, any security incident(s) that result in any data loss, deletion or destruction, unauthorized access to, loss of, unauthorized acquisition or disclosure of, or inadvertent exposure or disclosure of sensitive information, or compromise related to the security, confidentiality, integrity of Tvardi’s (or their) information technology, software, services, communications or data, it may result in a material adverse impact, including without limitation, regulatory investigations or enforcement actions, litigation or an inability to process data in some jurisdictions. Applicable data protection laws, privacy policies and data protection obligations may require Tvardi to notify relevant stakeholders of security breaches, including affected individuals, customers and regulators. Such disclosures are costly, and the disclosure or the failure to comply with such requirements, could result in a material adverse impact, including without limitation, regulatory investigations or enforcement actions.
For more information on the potential impact of data protection laws on Tvardi’s business, see the section titled “Risk Factors — General Risk Factors — Tvardi is subject to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, and policies related to data privacy and security. Tvardi’s actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of its business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.”
Additional Regulation
In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservation and Recovery Act and the Toxic Substances Control Act, affect Tvardi’s business. These and other laws govern the use, handling and disposal of various biologic, chemical and radioactive substances used in, and wastes generated by, operations. If Tvardi’s operations result in contamination of the environment or expose individuals to hazardous substances, it could be liable for damages and governmental fines. Equivalent laws have been adopted in other countries that impose similar obligations.
Foreign Corrupt Practices Act
The Foreign Corrupt Practices Act (FCPA) prohibits any U.S. individual or business from paying, offering or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the companies to maintain books and records that accurately and fairly reflect all transactions of the companies, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.
Competition
The biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies and understanding of disease etiology, intense development, strong competition and an emphasis on intellectual property. While Tvardi believes that its approach, strategy, scientific capabilities, know-how and experience, particularly in the field of STAT3 biology and product development provide Tvardi with competitive advantages, it faces substantial competition from many different sources, including larger pharmaceutical companies with greater resources. Smaller specialty biotechnology and biopharmaceutical companies, academic research institutions and governmental agencies, as well as public and private institutions, are also potential sources of competitive products and technologies, including through collaborative arrangements with large and established biopharmaceutical companies. It also faces competition in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and enrolling patients for clinical trials and acquiring technologies complementary to, or necessary for, its programs. Tvardi believes that the key competitive factors affecting the success of any of its product candidates will include efficacy, safety profile, convenience, method of administration, cost, level of promotional activity and intellectual property protection.
There are a number of large biopharmaceutical and biotechnology companies that are currently pursuing the development of products for the treatment of fibrosis. Companies that Tvardi is aware of that are actively developing STAT3 inhibitors preclinically and clinically to treat fibrosis-driven diseases include Bayer, Flamingo Therapeutics, Kymera Therapeutics, Moleculin Biotech, Purple Biotech, Recludix Pharma and Scopus BioPharma.
Although Tvardi’s novel approach is differentiated from most other existing or investigational therapies across the disease areas where Tvardi is focusing its development, it will need to compete with currently approved therapies, and potentially those in currently in development if they are approved. Tvardi is aware of several marketed and investigational products in its leading disease areas, including but not limited to:
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IPF:   There are currently two approved products for the treatment of IPF, including nintedanib (Ofev, Boehringer Ingelheim Pharma GmbH & Co. KG) and pirfenidone (Esbriet, marketed by Roche Holding AG), with generics marketed by Sandoz Group AG, Teva Pharmaceutical Industries Ltd. and others. Companies currently developing product candidates in IPF include, but are not limited to, AbbVie, Amgen, Avalyn Pharma, Boehringer Ingelheim, BridgeBio, Bristol Myers Squibb, Contineum Therapeutics, CSL Behring, Endeavor BioMedicines, Horizon Therapeutics, Liminal BioSciences, Pliant Therapeutics, PureTech Health, Redx Pharma, Roche, Structure Therapeutics, Syndax Pharmaceuticals, United Therapeutics and Vicore Pharma.

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HCC:   There are currently eight available treatments for HCC, including sorafenib (Nexavar, marketed by Bayer HealthCare Pharmaceuticals), atezolizumab in combination with bevacizumab (Tecentriq and Avastin, respectively, marketed by Genentech), lenvatinib (Lenvima, marketed by Eisai R&D Management Co., Ltd.), durvalumab in combination with tremelimumab (Imfinzi and Imjudo, respectively, marketed by AstraZeneca), regorafenib (Stivarga, marketed by Bayer HealthCare Pharmaceuticals), ramucirumab (Cyramza, marketed by Eli Lilly and Company), cabozantinib (Cabometyx, marketed by Exelixis Inc.), pembrolizumab (Keytruda, marketed by Merck & Co., Inc.), and nivolumab in combination with ipilimumab (Opdivo and Yervoy, marketed by Bristol-Myers Squibb Company). Companies currently developing product candidates in HCC include, but are not limited to, AstraZeneca, Beigene, Bristol Myers Squibb, Elevar Therapeutics, Eli Lilly, Immune-Onc, Iterion Therapeutics, Omega Therapeutics and Tempest Therapeutics. Based on Tvardi’s review of published research, the current SoC in second-line patients with HCC is estimated to have an ORR of ≤ 5%.

The availability of reimbursement from government and other third-party payors will also significantly affect the pricing and competitiveness of Tvardi’s product candidates, if approved for marketing. Tvardi’s competitors also may obtain FDA or other regulatory approval for their products more rapidly than it does, which could result in its competitors establishing a strong market position before Tvardi is able to enter the market.
Employees and Human Capital Resources
As of September 30, 2024, Tvardi had 12 full-time employees, 10 of whom are involved in research and development activities. Five of Tvardi’s employees hold Ph.D. or M.D. degrees. None of its employees are subject to a collective bargaining agreement. Tvardi considers its relationship with its employees to be good.
Tvardi recognizes that its continued ability to attract, retain and motivate exceptional employees is vital to ensuring its long-term competitive advantage. Tvardi’s employees are critical to its long-term success and are essential to helping Tvardi meet its goals. Among other things, it supports and incentivizes its employees in the following ways:
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Talent development, compensation and retention:   Tvardi’s human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating its existing and additional employees. The principal purposes of Tvardi’s equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards.

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Health and safety:   Tvardi supports the health and safety of its employees by providing comprehensive insurance benefits, an employee assistance program, company-paid holidays, a personal time-off program and other additional benefits which are intended to assist employees to manage their well-being.

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Inclusion and diversity:   Tvardi is committed to efforts to increase diversity and foster an inclusive work environment that supports its workforce.

Facilities
Tvardi’s corporate headquarters is located in Sugar Land, Texas, where it leases approximately 5,900 square feet of space. Tvardi’s lease expires in August 2027. Tvardi believes its facilities are adequate and suitable for its current needs and that should it be needed, suitable additional or alternative space will be available to accommodate its operations.
Legal Proceedings
From time to time, Tvardi may become involved in material legal proceedings or be subject to claims arising in the ordinary course of its business. Tvardi is currently not party to any legal proceedings material to its operations or of which any of its property is the subject, nor is it aware of any such proceedings that are contemplated by a government authority. Regardless of outcome, such proceedings or claims can have an adverse impact on Tvardi because of defense and settlement costs, diversion of resources, and other factors, and there can be no assurances that favorable outcomes will be obtained.

CARA MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion of Cara’s financial condition and results of operations in conjunction with Cara’s financial statements and the related notes included elsewhere in this proxy statement/prospectus. In addition to historical financial information, this discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Cara’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this proxy statement/prospectus, particularly in the section titled “Risk Factors.” All share and per share prices in this section give effect to the one-for-12 reverse stock split of Cara’s common stock in December 2024.
In Cara Management’s Discussion and Analysis of Financial Condition and Results of Operations, unless the context otherwise requires, Cara uses the term “CSL Vifor” to refer to CSL Vifor and its affiliated entities, including where applicable, the joint venture between CSL Vifor and Fresenius Medical Care with which Cara is a party to two collaborations for the commercialization of KORSUVA (difelikefalin) injection.
Overview
Introduction
Cara is a biopharmaceutical company that has been focused on leading a new treatment paradigm to improve the lives of patients suffering from chronic pruritus. Cara has developed an IV formulation of difelikefalin, which is approved for the treatment of moderate-to-severe pruritus associated with advanced chronic kidney disease in adults undergoing hemodialysis in the United States, the European Union, or EU, and multiple other countries. The IV formulation is out-licensed worldwide.
On June 14, 2024, Cara’s Board of Directors approved a streamlined operating plan exploring strategic alternatives focused on maximizing shareholder value after Cara announced its decision to discontinue the clinical program in notalgia paresthetica, or NP, on June 12, 2024. Cara’s decision to discontinue the clinical program in NP followed the outcome from the dose-finding Part A of the KOURAGE-1 study evaluating the efficacy and safety of oral difelikefalin for moderate-to-severe pruritus in adult patients with NP in which oral difelikefalin did not demonstrate a meaningful clinical benefit at any dose compared to placebo. The decision was not related to any safety or medical issues, or negative regulatory feedback related to the NP program. In connection with the streamlined operating plan, Cara’s Board of Directors also approved a second reduction in Cara’s workforce by approximately 70%, which was substantially completed by June 30, 2024.
Strategic Alternatives
After a comprehensive review by Cara’s Board of Directors of strategic alternatives, including identifying and reviewing potential candidates for a strategic transaction, on December 17, 2024, Cara, Merger Sub and Tvardi entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into Tvardi, with Tvardi surviving as a wholly owned subsidiary of Cara. The closing of the Merger is subject to approval by Cara’s and Tvardi’s stockholders, as well as other customary closing conditions, including the effectiveness of a registration statement filed with the SEC of which this proxy statement/prospectus forms a part, and Nasdaq’s approval of the listing of the shares of Cara common stock to be issued in connection with the transaction. Additionally, as a condition of the closing of the Merger, Tvardi must have received satisfactory evidence that the Asset Disposition will be consummated substantially concurrently with the closing of the Merger. If the Merger is completed, the business of Tvardi will continue as the business of the combined company.
On December 17, 2024, Cara and its subsidiary, Royalty Sub, entered into the APA with CSL Vifor, pursuant to which, at the consummation of the transaction, Sellers will sell to CSL Vifor and CSL Vifor will acquire from Sellers certain assets and rights for the development, manufacture and commercialization of difelikefalin as well as certain associated liabilities for a purchase price of $900,000 (subject to certain adjustments with respect to inventory). Pursuant to the APA, in connection with the consummation of the

Asset Disposition, CSL Vifor and HCR have entered into a letter agreement with Cara providing that CSL Vifor and HCR will, subject to the satisfaction of conditions to closing under the APA, enter into an amended and restated purchase agreement to amend and replace the Original HCR Agreement, by and among HCRX and HCR IV. Upon entering into the amended and restated purchase agreement, effective as of the closing of the Asset Disposition: (i) CSL Vifor will be obligated to make certain payments to HCR from and after the date thereof relating to certain revenue and/or royalties from difelikefalin, (ii) each of the Contribution Agreement, the License Agreement and the Pledge Agreement (each as defined in the Original HCR Agreement) shall be terminated, and (iii) Sellers shall have no further payment or other obligations to HCR under the Original HCR Agreement. Additionally, pursuant to the APA, at the consummation of the Asset Disposition, Cara has agreed to pay CSL Vifor $3.0 million to compensate CSL Vifor for the estimated incremental future expenses to be incurred by CSL Vifor as a result of the transfer of the assets to be acquired and the liabilities to be assumed by it in connection with the Asset Disposition. The Asset Disposition is subject to certain conditions to closing, including either (i) the consummation of the Merger concurrently with the Asset Disposition or (ii) the receipt of the requisite stockholder approval needed to approve the Asset Disposition in the event that the Merger is terminated.
Cara’s future operations are highly dependent on the success of the Merger and the Asset Disposition, and there can be no assurances that the Merger and Asset Disposition will be successfully consummated. There can be no assurance that any transaction, including the Merger and the Asset Disposition. will be completed on terms favorable to Cara and its stockholders. If these transactions are unsuccessful, Cara’s Board of Directors may decide to pursue a dissolution and liquidation of Cara.
Corporate History
Cara was incorporated and commenced operations in 2004, and its primary activities to date have been organizing and staffing the company, developing its lead product and product candidates, including conducting preclinical studies and clinical trials of difelikefalin-based product candidates and raising capital. To date, Cara has financed its operations primarily through sales of its equity and debt securities, sales of its royalties from ex-U.S. sales of its commercial product, and payments from license agreements.
Corporate Update
On June 7, 2024, Cara filed a Certificate of Amendment to its Certificate of Incorporation, or the Certificate, with the Secretary of State of the State of Delaware which was approved by Cara’s stockholders at its Annual Meeting of Stockholders on June 4, 2024. The Certificate increased the authorized number of shares of Cara’s common stock from 100,000,000 shares to 200,000,000 shares. The additional shares of common stock authorized by the Certificate have rights identical to Cara’s currently outstanding common stock and any issuance of common stock pursuant to the Certificate would not affect the rights of the holders of Cara’s currently outstanding common stock, except for effects incidental to increasing the number of shares of Cara’s common stock outstanding, such as dilution of the earnings per share and voting rights of current holders of its common stock.
Cara’s stockholders approved, at its 2024 Annual Meeting of Stockholders on June 4, 2024, a series of alternate amendments to the Certificate, to effect a reverse stock split of Cara’s common stock and corresponding proportionate reduction in the total number of authorized shares of Cara’s common stock, where Cara’s Board had the discretion to select the reverse stock split ratio from within a range between and including one-for-four and one-for-twelve. On December 19, 2024, Cara’s Board approved a one-for-twelve (12) reverse stock split (December Reverse Stock Split) and corresponding reduction in the total number of authorized shares from 200,000,000 to 16,666,667 (Authorized Shares Reduction). On December 30, 2024, Cara filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of the State of Delaware to effect the December Reverse Stock Split and Authorized Shares Reduction, and Cara’s common stock began trading on The Nasdaq Capital Market on a post-split basis as of December 31, 2024.
NASDAQ Continued Listing Rules
On February 1, 2024, Cara received a letter from the Listing Qualifications Department, or the Staff, of Nasdaq, notifying Cara that, for the previous 30 consecutive business day period prior to the date of the letter, the closing bid price for Cara’s common stock was below $1.00. In accordance with Nasdaq Listing Rule 5810(c)(3)(A) Cara was provided an initial period of 180 calendar days, or until July 30, 2024, to regain compliance with Nasdaq’s bid price requirement. On July 31, 2024, Cara received a notice, or the Extension Notice, from the Staff granting Cara an additional 180 calendar days, or until January 27, 2025, to regain compliance with the minimum closing bid price requirement for continued listing on The Nasdaq Capital Market under the Minimum Bid Price Requirement. Effective as of August 1, 2024, the listing of Cara’s common stock was transferred from The Nasdaq Global Market to The Nasdaq Capital Market.
As part of Cara’s plans to regain compliance with the Minimum Bid Price Requirement following the initial notification letter, a series of alternate amendments to effect (i) a reverse stock split and (ii) a reduction in the total number of authorized shares of the Cara’s common stock was approved by Cara’s stockholders at the Company’s 2024 Annual Meeting of Stockholders held on June 4, 2024. On December 19, 2024, Cara’s Board approved the December Reverse Stock Split and Authorized Shares Reduction. On December 30, 2024, Cara filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of the State of Delaware to effect the December Reverse Stock Split and Authorized Shares Reduction, and Cara’s common stock began trading on The Nasdaq Capital Market on a post-split basis as of December 31, 2024.
On January 16, 2025, Cara received a letter from the Staff notifying the company that Cara had regained compliance with the minimum bid price requirement. The closing bid price of the Company’s common stock was at or above $1.00 per share for ten consecutive business days, and Nasdaq considers the matter closed.
Separately, Nasdaq Listing Rule 5550(b)(1) requires companies listed on The Nasdaq Capital Market to maintain shareholders’ equity of at least $2.5 million, or the alternative requirements of having a market value of listed securities of $35.0 million or net income from continuing operations of $0.5 million in the most recently completed fiscal year or two of the last three most recently completed fiscal years. On November 19, 2024, Cara received a letter from the Staff notifying the company that Cara was not in compliance with the Stockholders’ Equity Requirement because Cara’s stockholders’ equity of $707,000, as reported in Cara’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, was below the required minimum of $2.5 million and Cara did not meet the Alternative Standards. As requested by the Staff, Cara subsequently submitted a plan to require compliance to Nasdaq, or the Compliance Plan. Based on the Compliance Plan, which contemplates the closing of the Merger, on January 14, 2025, Nasdaq granted Cara an extension until May 19, 2025 to regain compliance with the Stockholders’ Equity Requirement. The Merger will constitute a “change of control” for purposes of Nasdaq’s listing rules and will require that the combined company comply with all applicable criteria for initial listing on The Nasdaq Capital Market, including a higher minimum bid price requirement and higher minimum stockholders’ equity requirement. The parties intend to satisfy each of the applicable listing criteria upon completion of the proposed Merger such that the combined company will remain listed on The Nasdaq Capital Market.
While Cara is making every effort to regain compliance prior to the extended deadline, there can be no assurance that Cara will be able to regain compliance within the extension period, by consummation of the Merger or otherwise, or will otherwise be in compliance with other Nasdaq listing criteria, including remaining in compliance with the minimum bid price requirement.
Assignment of Cara’s New Lease
On September 26, 2024, Cara entered into a Consent to Lease Assignment and Amendment to Lease with the Landlord and an Assignment and Assumption of Lease Agreement, or the Assignment Agreements, in which Cara’s corporate lease, leasehold improvements, and other property and equipment from Cara’s corporate office were transferred to a third party on November 1, 2024 (see Note 17 of Cara’s Notes to Condensed Consolidated Financial Statements as of September 30, 2024, Commitments and Contingencies — Assignment of New Lease, included elsewhere in this proxy statement/prospectus).

Cara’s Product Portfolio
Product	Indication	Status	Next Milestone	Commercialization Rights
KORSUVA (difelikefalin) injection/Kapruvia	Pruritus CKD — Hemodialysis	Approved in the U.S. (08/2021) Approved in EU incl. UK (04/2022) Approved in Japan (09/2023) Other approvals: Switzerland, Canada, Singapore, Australia, Kuwait, Israel, UAE, Saudi Arabia		CSL Vifor (Worldwide excl. Japan and South Korea)* Maruishi (Japan) CKDP (South Korea)

*
Cara is party to two collaborations for the commercialization of KORSUVA (difelikefalin) injection/Kapruvia with a joint venture between CSL Vifor and Fresenius Medical Care. In this section, unless the context otherwise requires, “CSL Vifor” refers to CSL Vifor and its affiliated entities, including, where applicable, the joint venture.

KORSUVA (difelikefalin) injection — Cara’s Commercial Stage Product
Overview
Cara has out-licensed to CSL Vifor the commercialization of KORSUVA injection/Kapruvia in dialysis patients with moderate-to-severe pruritus associated with chronic kidney disease, or advanced CKD-aP, worldwide, excluding Japan (licensed to Maruishi/sub-licensee Kissei), and South Korea (licensed to CKDP).
On August 23, 2021, KORSUVA injection was approved by the U.S. Food and Drug Administration, or FDA, for the treatment of moderate-to-severe pruritus associated with advanced CKD in adults undergoing hemodialysis. In December 2021, Centers for Medicare & Medicaid Services, or CMS, granted Transition Drug Add-on Payment Adjustment, or TDAPA, to KORSUVA injection in the anti-pruritic functional category. TDAPA went into effect on April 1, 2022 for two years. The commercial launch of KORSUVA injection commenced in April 2022 and Cara began recording the associated profit-sharing revenues in the second quarter of 2022. On October 27, 2023, CMS published the final CY 2024 rule, which finalized the post-TDAPA add-on payment as proposed in the draft CY 2024 rule. Under the final rule, TDAPA drugs in existing functional categories will receive a post-TDAPA add-on payment set at 65 percent of the total trailing 12-months expenditure levels for the given renal dialysis drug or biological product. The post-TDAPA add-on payment will be applied to all End Stage Renal Disease, or ESRD, Prospective Payment System, or PPS, payments and paid for 3 years, adjusted annually. The add-on payments for KORSUVA injection commenced on April 1, 2024. The unfavorable CMS reimbursement codified in the final CY2024 rule has resulted in a lack of sequential revenues growth for KORSUVA injection since its launch.
For the three months ended September 30, 2024, CSL Vifor recorded net sales of KORSUVA injection in the United States of approximately $3.0 million, which resulted in Cara’s profit share amount of $1.3 million. For the three months ended September 30, 2023, CSL Vifor recorded net sales of $4.4 million, which resulted in Cara’s profit share amount of $1.9 million. For the nine months ended September 30, 2024, CSL Vifor recorded net sales of KORSUVA injection in the United States of approximately $2.1 million, which included negative net sales reported by CSL Vifor for the second quarter of 2024 primarily due to higher rebates and chargebacks due to price decreases on KORSUVA injection related to the expiration of TDAPA in April 2024. For the nine months ended September 30, 2023, CSL Vifor recorded net sales of KORSUVA injection in the United States of approximately $21.5 million. For the nine months ended September 30, 2024 and 2023, Cara recorded associated collaborative revenue of $2.1 million and

$10.1 million, respectively. However, Cara has recorded an expense in other general and administrative, or G&A, expense for approximately $1.4 million for the nine months ended September 30, 2024 as a result of the negative profit share amount in the second quarter of 2024. As a result of the final CY 2024 rule, Cara expects no meaningful revenue contribution from KORSUVA injection following the TDAPA period expiration.
In April 2022, the European Commission granted a marketing authorization to difelikefalin injection under the brand name Kapruvia for the treatment of moderate-to-severe pruritus associated with advanced CKD in adult hemodialysis patients. The marketing authorization approves Kapruvia for use in all member states of the EU, as well as Iceland, Liechtenstein, and Norway. Difelikefalin injection was also approved in the UK (04/2022) and Switzerland (08/2022) under the brand name Kapruvia as well as Singapore (08/2022), Canada (08/2022), Australia (11/2022), UAE (01/2023), Kuwait (05/2023), Israel (06/2023), Japan (09/2023), and Saudi Arabia (01/2024) under the brand name KORSUVA injection. For the three and nine months ended September 30, 2023, Cara recorded royalty revenue of approximately $167,000 and $415,000, respectively, which represented its royalties on net sales of Kapruvia.
Pursuant to the Original HCR Agreement, HCR will receive current and future royalty and milestone payments for Kapruvia and KORSUVA (ex-U.S. only) up to certain capped amounts in exchange for certain payments made to Cara. As a result, there was no royalty revenue recorded for the three and nine months ended September 30, 2024. However, Cara recorded other revenue of approximately $1.3 million and $2.9 million for the three and nine months ended September 30, 2024, respectively, of which approximately $0.4 million and $1.1 million, respectively, related to CSL Vifor royalties to be paid to HCR under this agreement (see “— Royalty Purchase and Sale Agreement” below).
Cara has out-licensed to Maruishi and its sub-licensee Kissei the commercialization of KORSUVA injection in Japan. In September 2023, Maruishi received manufacturing and marketing approval from Japan’s Ministry of Health, Labour and Welfare for KORSUVA IV Injection Syringe for the treatment of pruritus in hemodialysis patients.
Pursuant to the Original HCR Agreement, Cara sold its future royalties and milestones for KORSUVA in Japan to HCR. For the three and nine months ended September 30, 2024, Cara recorded other revenue of approximately $1.3 million and $2.9 million, respectively, of which approximately $0.8 million and $1.8 million, respectively, related to Maruishi royalties to be paid to HCR under this agreement (see “— Royalty Purchase and Sale Agreement” below). There was no other revenue recorded for the three and nine months ended September 30, 2023 as the HCR Agreement was not entered into until the fourth quarter of 2023.
As a result of Cara’s sales of the royalties and milestones for KORSUVA/Kapruvia, Cara expects no meaningful revenue contribution from KORSUVA/Kapruvia royalties and milestones in the foreseeable future.
KORSUVA Injection U.S. Commercialization
In April 2022, Cara’s partner CSL Vifor initiated the commercialization of KORSUVA injection in the United States. The launch was initially driven by independent and mid-size dialysis organizations coupled with product stocking at the wholesaler level. In the third quarter of 2022, large dialysis organizations, or LDOs, came on-line driving a significant quarter-to-quarter increase in order volume from the wholesaler. This stocking at the clinic level, particularly from Fresenius Medical Care, or FMC, resulted in significant subsequent quarterly revenue fluctuations. In the third quarter of 2023, FMC decided to reallocate all remaining clinic level inventory within its network of clinics resulting in limited revenues in the fourth quarter of 2023 and the nine months ended September 30, 2024.
KORSUVA Injection and Kapruvia Revenue and Other Metrics
Cara generates revenue from its commercial products KORSUVA injection and Kapruvia primarily through its collaboration agreements with CSL Vifor:
•
Collaborative revenue from Cara’s share of the profit generated by KORSUVA injection sales in the United States. For the three months ended September 30, 2024 and 2023, Cara recorded collaborative revenue of $1.3 million and $1.9 million, respectively. For the nine months ended September 30, 2024 and 2023, Cara recorded collaborative revenue of $2.1 million and $10.1 million, respectively.
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Commercial supply revenue from Cara’s sales of commercial product to CSL Vifor, which is subsequently sold to wholesalers. There was no commercial supply revenue recorded during the three months ended September 30, 2024. For the three months ended September 30, 2023, Cara recorded commercial supply revenue of $1.3 million. For the nine months ended September 30, 2024 and 2023, Cara recorded commercial supply revenue of $0.6 million and $5.8 million, respectively.

•
Royalty revenue in conjunction with the launch of Kapruvia. For the three and nine months ended September 30, 2023, Cara recorded royalty revenue of approximately $167,000 and $415,000, respectively, which represented royalty payments earned by Cara. Cara recorded no royalty revenue in connection with Kapruvia for the three and nine months ended September 30, 2024 as a result of entering the Original HCR Agreement in the fourth quarter of 2023.

During the fourth quarter of 2023, Cara entered into the Original HCR Agreement where Cara sold its current and future royalties and milestone payments for Kapruvia and KORSUVA injection to HCR. For the three and nine months ended September 30, 2024, Cara recorded other revenue of approximately $1.3 million and $2.9 million, respectively, of which approximately $0.4 million and $1.1 million, respectively, related to CSL Vifor royalties to be paid to HCR under this agreement and approximately $0.8 million and $1.8 million, respectively, related to Maruishi royalties to be paid to HCR under this agreement (see “— Royalty Purchase and Sale Agreement” below).
Cara is also eligible for sales-based or regulatory milestone payments, which could be earned in the future in accordance with certain licensing agreements and would be subject to the Original HCR Agreement for ex-U.S. milestone payments. For the three and nine months ended September 30, 2024 and 2023, Cara did not record any sales-based or regulatory milestone revenue.
Additional metrics that Cara has reported in the past:
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Net sales of KORSUVA injection in the United States. This amount is the net sales amount recorded by CSL Vifor to reflect shipments of KORSUVA injection vials from CSL Vifor to wholesalers. For the three months ended September 30, 2024, CSL Vifor recorded net sales of KORSUVA injection in the United States of approximately $3.0 million. For the three months ended September 30, 2023, CSL Vifor recorded net sales of KORSUVA injection in the United States of approximately $4.4 million. For the nine months ended September 30, 2024, CSL Vifor recorded net sales of KORSUVA injection in the United States of approximately $2.1 million, which included negative net sales reported by CSL Vifor for the second quarter of 2024 primarily due to higher rebates and chargebacks due to price decreases on KORSUVA injection related to the expiration of TDAPA in April 2024. For the nine months ended September 30, 2023, CSL Vifor recorded net sales of KORSUVA injection in the United States of approximately $21.5 million.

•
Shipments of KORSUVA injection vials from wholesalers in the United States to the dialysis clinics. 56,976 and 90,828 KORSUVA injection vials were shipped from wholesalers to the dialysis clinics for the three months ended September 30, 2024 and 2023, respectively, and 245,568 and 203,400 KORSUVA injection vials were shipped from wholesalers to the dialysis clinics for the nine months ended September 30, 2024 and 2023, respectively. Of the vials shipped to the FMC dialysis centers for the three and nine months ended September 30, 2024, a portion was reallocated product by FMC within its network of clinics.

Difelikefalin Development in Pruritus
Difelikefalin, Cara’s selective, predominantly peripherally acting, non-scheduled Kappa opioid receptor agonist, acts on the peripheral neurons responsible for sensing pruritus. Given this unique mechanism of action, difelikefalin is thought to work broadly independent of the origin of itch. To date, Cara has studied difelikefalin for pruritus associated with systemic, inflammatory, and neuropathic diseases. The IV formulation is approved in the United States, EU and other countries around the world for the treatment of advanced CKD-aP in adults undergoing hemodialysis. Cara studied the oral formulation at multiple dosage strengths in moderate-to-severe pruritus associated with NP with positive efficacy signals across all completed mono therapy studies. In Cara’s NP program, oral difelikefalin was generally well tolerated with all adverse events in difelikefalin-treated patients reported as mild or moderate in severity.
On June 12, 2024, Cara announced its decision to discontinue the clinical program in NP following the outcome from the dose-finding Part A of the KOURAGE-1 study evaluating the efficacy and safety of oral difelikefalin for moderate-to-severe pruritus in adult patients with NP. Oral difelikefalin did not demonstrate a meaningful clinical benefit at any dose compared to placebo. The decision was not related to any safety or medical issues, or negative regulatory feedback related to the NP program.
On June 14, 2024, Cara’s Board of Directors approved a streamlined operating plan exploring strategic alternatives focused on maximizing shareholder value based on the decision to discontinue the NP program.
Royalty Purchase and Sale Agreement
Pursuant to the Original HCR Agreement, Cara Royalty Sub sold to HCR certain of its rights to receive future royalties and milestone payments, or the Royalties, due and payable to Cara Royalty Sub (as Cara’s assignee) under its agreements with Maruishi and CSL Vifor, collectively the Covered License Agreements, in exchange for up to $40.0 million. Cara has retained all of its rights, title and interest in, to and under the Covered License Agreements that relate to any non-intravenous formulation of difelikefalin.
Under the terms of the Original HCR Agreement, Cara received an initial payment of $17.5 million less certain transaction costs in November 2023. In December 2023, Cara received an additional $20.0 million less certain advisory fees, upon satisfying the milestone event for pricing of Kapruvia® (difelikefalin) in Germany being approved above a certain threshold amount per dose. The terms of the Original HCR Agreement also provided for an additional $2.5 million milestone payment to Cara Royalty Sub upon achievement of a 2024 sales milestone of KORSUVA in Japan. Cara achieved this milestone in the fourth quarter of 2024.
The Original HCR Agreement will automatically expire, and the payment of Royalties to HCR will cease, when HCR has received payments of Royalties equal to two times the aggregate amount of payments made by HCR under the Original HCR Agreement if achieved on or prior to December 31, 2029, or 2.8 times the aggregate amount of payments made by HCR under the Original HCR Agreement, if not achieved on or prior to December 31, 2029. In the event of a change of control, Cara Royalty Sub will pay to HCR an amount equal to 2.8 times the aggregate amount of payments made by HCR less the total net amounts paid by Cara Royalty Sub to HCR as of the effective date of control. In certain situations, Cara Royalty Sub would not be obligated to pay the change of control payment to HCR. After the Original HCR Agreement expires, all rights to receive the Royalties return to Cara Royalty Sub. During the three and nine months ended September 30, 2024, approximately $0.7 million and $2.0 million, respectively, was repaid to HCR under the Original HCR Agreement.
Collaboration and License Agreements
Agreements with CSL Vifor
Cara is party to two separate license agreements with CSL Vifor. In October 2020, Cara granted CSL Vifor an exclusive license solely in the United States to use, distribute, offer for sale, promote, sell, and otherwise commercialize KORSUVA (difelikefalin) injection for all therapeutic uses relating to the inhibition, prevention or treatment of itch associated with pruritus in hemodialysis and peritoneal dialysis patients in the United States.
Cara received an upfront payment of $100.0 million and an additional payment of $50.0 million for the purchase of an aggregate of 244,962 shares of Cara common stock at a price of $204.1128 per share, which represented a premium over a pre-determined average closing price of the common stock. The U.S. regulatory approval of KORSUVA injection in August 2021 triggered an additional $50.0 million equity purchase by CSL Vifor in October 2021, in which Cara sold an aggregate of 273,577 shares of Cara common stock at a price of $182.76 per share, which represented a 20% premium to the 30-day trailing average price of the common stock. In addition, pursuant to this agreement, Cara is eligible to receive payments of up to $240.0 million upon the achievement of certain sales-based milestones. However, based on the limited commercial success of KORSUVA injection, Cara does not expect to achieve these sales-based milestones.
Pursuant to the agreement for commercialization of KORSUVA in the United States, Cara is generally entitled to 60% of the net profits from sales of KORSUVA injection in the United States and CSL Vifor is entitled to 40% of such net profits (excluding sales to Fresenius Medical Center dialysis clinics, compensation for which is governed by a separate agreement), subject to potential temporary adjustment in future years based on certain conditions. Under this agreement, in consideration of CSL Vifor’s conduct of the marketing, promotion, selling and distribution of KORSUVA injection in the United States, Cara pays a marketing and distribution fee to CSL Vifor based on the level of annual net sales. This fee as well as CSL Vifor’s cost of goods sold, or COGS, are deducted from net sales in calculating the net profits that are subject to the profit-sharing arrangement under the agreement.
Under a separate agreement with CSL Vifor, in May 2018, Cara granted CSL Vifor a license to seek regulatory approval to commercialize, import, export, use, distribute, offer for sale, promote, sell and otherwise commercialize KORSUVA (difelikefalin) injection for all therapeutic uses to prevent, inhibit or treat itch associated with pruritus in hemodialysis and peritoneal-dialysis patients worldwide (excluding the United States, Japan and South Korea). Under the agreement, CSL Vifor also has the right to promote KORSUVA injection in the United States in the dialysis clinics of Fresenius Medical Care North America, or FMCNA, under a profit-sharing arrangement.
Upon entry into this agreement, Cara received a non-refundable, non-creditable $50.0 million upfront payment for the purchase of an aggregate of 97,902 shares of Cara common stock at a price of $204.288 per share, which represented a premium over a pre-determined average closing price of the common stock.
As a result of the European Commission’s regulatory approval of Kapruvia in April 2022, Cara received a $15.0 million regulatory milestone payment from CSL Vifor. After U.S. regulatory approval of KORSUVA injection in August 2021, Cara received a $15.0 million regulatory milestone payment.
Cara is eligible to receive from CSL Vifor commercial milestone payments in the aggregate of up to $440.0 million, all of which milestones are sales related. Cara is also eligible to receive tiered double-digit royalty payments based on annual net sales, as defined, of KORSUVA (difelikefalin) injection in the licensed territories. In the United States, CSL Vifor will promote KORSUVA (difelikefalin) injection in the dialysis clinics of FMCNA under a profit-sharing arrangement (subject to the terms and conditions of this agreement) based on net FMCNA clinic sales) and Vifor Fresenius Medical Care Renal Pharma Ltd. is entitled to 50% of such net profits, subject to potential adjustments in a calendar year based on certain conditions. During the fourth quarter of 2023, Cara entered into the Original HCR Agreement pursuant to which it sold its future royalties and milestone payments under this agreement to HCR (see “— Royalty Purchase and Sale Agreement” above).
Maruishi Pharmaceutical Co., Ltd.
In April 2013, Cara entered into a license agreement with Maruishi, or the Maruishi Agreement, under which it granted Maruishi an exclusive license to develop, manufacture and commercialize drug products containing difelikefalin in Japan in the acute pain and uremic pruritus fields. Maruishi has a right of first negotiation for any other indications for which Cara develops difelikefalin and, under certain conditions, Maruishi may substitute another pruritus indication for the uremic pruritus indication originally included in its license from Cara. Maruishi’s right of first negotiation has expired for the indication of chronic pruritus associated with NP. Maruishi is required to use commercially reasonable efforts, at its expense, to develop, obtain regulatory approval for and commercialize difelikefalin in Japan. Cara is required to use commercially reasonable efforts, at its expense, to develop, obtain regulatory approval for and commercialize difelikefalin in the United States.
In January 2022, Maruishi and its sublicensee Kissei confirmed the primary endpoint was achieved in a Japanese Phase 3 clinical study (double-blind, placebo-controlled period) of difelikefalin injection for the treatment of pruritus in hemodialysis patients. In the Phase 3 study, 178 patients were administered difelikefalin or placebo for 6 weeks followed by an open-label extension period of difelikefalin administration for

52 weeks. The primary endpoint, change in itch NRS score, and the secondary endpoint, change in itching scores of Shiratori severity criteria, were significantly improved from baseline compared to the placebo group. Difelikefalin was well-tolerated.
Under the terms of the Maruishi Agreement, Cara received a non-refundable and non-creditable upfront license fee of $15.0 million and is eligible to receive up to an aggregate of $10.5 million in clinical development and regulatory milestones (before contractual foreign currency exchange adjustments). In January 2021, Cara met the milestone criteria, as set forth in the Maruishi Agreement, for Maruishi’s first initiation of a Phase 3 trial for uremic pruritus in Japan. As a result, Cara received the $2.0 million milestone payment ($1.9 million after contractual foreign currency exchange adjustments) in May 2021.
In September 2022, Maruishi submitted a New Drug Application in Japan for approval of difelikefalin injection for the treatment of pruritus in hemodialysis patients. In September 2023, Maruishi received manufacturing and marketing approval from Japan’s Ministry of Health, Labour and Welfare for KORSUVA IV Injection Syringe for the treatment of pruritus in hemodialysis patients. In conjunction with the approval, Cara earned a $1.4 million milestone payment per the terms of the licensing agreement. In November 2023, Cara entered into an active pharmaceutical ingredient (API), supply agreement with Maruishi for difelikefalin.
To date, Cara has received $6.5 million (before contractual foreign currency exchange adjustments) of clinical development and regulatory milestones from Maruishi. Cara is also eligible to receive a one-time sales milestone of one billion Yen when a certain sales level is attained. Cara also receives a mid-double-digit percentage of all non-royalty payments received by Maruishi from its sublicensees, if any, and tiered royalties based on net sales, if any, with minimum royalty rates in the low double digits and maximum royalty rates in the low twenties. Maruishi’s obligation to pay Cara royalties continues, on a product-by-product basis, until the expiration of the last-to-expire licensed patent covering such product or the later expiration of any market exclusivity period. During the fourth quarter of 2023, Cara entered into the Original HCR Agreement pursuant to which its sold its future royalties and milestone payments under the Maruishi Agreement to HCR (see “— Royalty Purchase and Sale Agreement” above). Cara expects to assign the Maruishi Agreement to CSL Vifor in connection with the Merger and Asset Disposition.
Chong Kun Dang Pharmaceutical Corporation
In April 2012, Cara entered into the CKDP Agreement under which it granted CKDP an exclusive license to develop, manufacture and commercialize drug products containing difelikefalin in South Korea. CKDP is required to use commercially reasonable efforts, at its expense, to develop, obtain regulatory approval for and commercialize difelikefalin in South Korea. Cara is required to use commercially reasonable efforts, at its expense, to develop, obtain regulatory approval for and commercialize difelikefalin in the United States.
Under the terms of the CKDP Agreement, Cara received a non-refundable and non-creditable $0.6 million upfront payment and is eligible to receive up to an aggregate of $3.8 million in development and regulatory milestones (before South Korean withholding taxes). To date, Cara has received $2.3 million (before South Korean withholding tax) of development and regulatory milestones. Cara is also eligible to receive a mid-double-digit percentage of all non-royalty payments received by CKDP from its sublicensees, if any, and tiered royalties ranging from the high single digits to the high teens based on net sales, if any. CKDP’s obligation to pay Cara royalties continues, on a product-by-product basis, until the expiration of the last-to-expire licensed patent covering such product or the later expiration of any market exclusivity period.
The CKDP Agreement continues until CKDP no longer has any obligation to pay Cara royalties on any product. Either Cara or CKDP may terminate the CKDP Agreement for the other party’s breach of the CKDP Agreement or bankruptcy. CKDP may terminate the CKDP Agreement if any of the licensed patent rights is invalid, unenforceable, is narrowed in scope or is deemed unpatentable, except as a result of a challenge by CKDP, or a third party commercializes a product containing a compound identical to difelikefalin without infringing any of the licensed patent rights in South Korea. Cara may terminate the CKDP Agreement if CKDP challenges the licensed patent rights or if a third party in South Korea owns an issued patent that claims difelikefalin and CKDP’s sale of products would infringe that patent. In addition, in connection with the CKDP Agreement, CKDP made a $0.4 million equity investment in Cara. Cara expects to assign the CKDP Agreement to CSL Vifor in connection with the Merger and Asset Disposition.
Manufacturing and License Agreements
Polypeptide Laboratories S.A.
In July 2021, Cara entered into an API Commercial Supply Agreement with PPL that defines each party’s responsibilities with respect to PPL’s manufacture and supply of API for the difelikefalin injection product candidate. Under the API Commercial Supply Agreement, PPL shall manufacture API at its facility for sale and supply to Cara, in the amounts as set forth in purchase orders to be provided by Cara. Cara will be required to purchase its requirements of API for each year of the term of the agreement, based on internal forecasts.
The API Commercial Supply Agreement will continue until the fifth anniversary of the approval by the FDA of the New Drug Application for KORSUVA injection, unless the API Commercial Supply Agreement is earlier terminated, and will automatically be extended for successive five-year periods unless either party gives notice to the other party of its intention to terminate. Cara expects to assign the API Commercial Supply Agreement to CSL Vifor in connection with the Merger and Asset Disposition.
Enteris Biopharma, Inc.
In August 2019, Cara entered into the Enteris License Agreement with Enteris. Pursuant to the Enteris License Agreement, Enteris granted to Cara a non-exclusive, royalty-bearing license, including the right to grant sublicenses, under certain proprietary technology and patent rights related to or covering formulations for oral delivery of peptide active pharmaceutical ingredients with functional excipients to enhance permeability and/or solubility, known as Enteris’s Peptelligence® technology, to develop, manufacture and commercialize products using such technology worldwide, excluding Japan and South Korea.
As consideration for the licensed rights under the Enteris License Agreement, Cara paid an upfront fee equal to $8.0 million, consisting of $4.0 million in cash and $4.0 million in shares of Cara common stock.
Cara is also obligated, pursuant to the Enteris License Agreement, to pay Enteris (1) milestone payments upon the achievement of certain development, regulatory and commercial milestones and (2) low-single digit royalty percentages on net sales of licensed products, subject to reductions in specified circumstances. Until the second anniversary of the entry into the Enteris License Agreement, Cara had the right, but not the obligation, to terminate its obligation to pay any royalties under the Royalty Buyout. Cara did not exercise its Royalty Buyout right and such right expired in August 2021. During the three and nine months ended September 30, 2024 and 2023, no milestone payments or royalties were paid to Enteris by Cara in relation to the Enteris License Agreement.
The Enteris License Agreement will expire on a country-by-country, licensed product-by-licensed product basis upon the later of (1) the expiration (or invalidation) of all valid claims in licensed patent rights that cover such product in such country, (2) the end of the calendar quarter in which generic competition (as defined in the Enteris License Agreement) occurs for such product in such country and (3) ten years from the first commercial sale of such product.
Either party may terminate the Enteris License Agreement upon written notice if the other party has failed to remedy a material breach within 60 days (or 30 days in the case of a material breach of a payment obligation). Enteris may terminate the Enteris License Agreement upon 30 days’ written notice to Cara if Cara or any of its affiliates formally challenge the validity of any licensed patent rights or assists a third party in doing so. Cara may terminate the Enteris License Agreement for any reason or no reason (a) prior to receipt of first regulatory approval for a licensed product in the United States for any indication upon 30 days’ prior written notice to Enteris or (b) on or after receipt of first regulatory approval for a licensed product in the United States for any indication upon 60 days’ prior written notice to Enteris. In June 2024, Cara announced its decision to discontinue the clinical program in NP following the outcome from the dose-finding Part A of the KOURAGE-1 study evaluating the efficacy and safety of oral difelikefalin for moderate-to-severe pruritus in adult patients with NP.

Patheon UK Limited, or Patheon
In July 2019, Cara entered into a MSA with Patheon. The MSA governs the general terms under which Patheon, or one of its affiliates, will provide non-exclusive manufacturing services to Cara for the drug products specified by Cara from time to time. Pursuant to the MSA, Cara have agreed to order from Patheon at least a certain percentage of its commercial requirements for a product under a related Product Agreement. Each Product Agreement that Cara may enter into from time to time will be governed by the terms of the MSA, unless expressly modified in such Product Agreement.
The MSA had an initial term ending December 31, 2024, which automatically renewed after the initial term for successive terms of two years until December 31, 2026.
Either party may terminate the MSA or a Product Agreement upon written notice if the other party (1) has failed to remedy a material breach within a specified time or (2) is declared insolvent or bankrupt, voluntarily files a petition of bankruptcy or assigns such agreement for the benefit of creditors. Cara may terminate a Product Agreement (a) upon 90 days’ prior written notice if any governmental agency takes any action that prevents Cara from selling the relevant product in the relevant territory, (b) upon six months’ prior written notice if Cara does not intend to order manufacturing services due to a product’s discontinuance in the market, or (c) upon 90 days’ prior written notice if Cara determines that the manufacture or supply of a product likely infringes third-party rights. Patheon may terminate the MSA or a Product Agreement (i) upon six months’ prior written notice if Cara assigns such agreement to an assignee that is unacceptable to Patheon for certain reasons, or (ii) upon 30 days’ prior written notice if, after the first year of commercial sales, Cara forecasts zero volume for 12 months.
The MSA contains, among other provisions, customary representations and warranties by the parties, a grant to Patheon of certain limited license rights to Cara’s intellectual property in connection with Patheon’s performance of the services under the MSA, certain indemnification rights in favor of both parties, limitations of liability and customary confidentiality provisions.
Also in July 2019, Cara entered into two related Product Agreements under the MSA, one with each of Patheon and Patheon Greenville to govern the terms and conditions of the manufacture of commercial supplies of difelikefalin injection, Cara’s lead product candidate. Pursuant to the Product Agreements, Patheon and Patheon Greenville will manufacture commercial supplies of difelikefalin injection at the Monza, Italy and Greenville, North Carolina manufacturing sites, respectively, from API supplied by Cara. Patheon and Patheon Greenville will be responsible for supplying the other required raw materials and packaging components, and will also provide supportive manufacturing services such as quality control testing for raw materials, packaging components and finished product.
In December 2023, Cara entered into an agreement with Patheon to reimburse Patheon approximately $1.7 million for forecasted manufacturing commitments that are no longer needed due to the reduced demand expectations of KORSUVA in the United States, all of which had been paid as of September 30, 2024. Cara expects to assign the MSA to CSL Vifor in connection with the Merger and Asset Disposition.
Components of Operating Results
The following discussion sets forth certain components of Cara’s Condensed Consolidated Statements of Comprehensive Loss as well as factors that impact those items.
Revenue
To date, Cara has generated revenue primarily from (1) collaborative revenue from Cara’s share of the profit generated by KORSUVA injection sales in the United States; (2) commercial supply revenue from Cara’s sales of commercial product to CSL Vifor, which is subsequently sold to wholesalers; (3) the receipt of upfront license fees and milestone payments; (4) royalty revenue in conjunction with sales of Kapruvia in Europe through September 30, 2023; and (5) clinical compound sales from certain license agreements. Cara is eligible to receive sales-based milestones in the future in accordance with certain licensing agreements.
Beginning in the fourth quarter of 2023, the revenue received under Cara’s agreements with CSL Vifor and Maruishi for royalty and sales-based milestone payments received in conjunction with ex-U.S. sales of

KORSUVA/Kapruvia were recorded as other revenue and considered non-cash until Cara has fulfilled its obligations under HCR Agreement (see “— Royalty Purchase and Sale Agreement” above).
To date, Cara has earned a total of $138.3 million in clinical development or regulatory milestone payments, clinical compound and commercial compound sales from certain license agreements, collaborative revenue from Cara’s share of the profit generated by KORSUVA injection sales, and royalty revenue (which ceased upon entry into the HCR Agreement during the fourth quarter of 2023).
Revenue from sales of KORSUVA injection in future periods is subject to uncertainties and will depend on several factors, including the success of Cara’s and its commercial partners’ commercialization efforts in the United States, the number of new patients adopting or switching to KORSUVA injection, patient retention and sustained demand, the number of physicians prescribing KORSUVA injection, the rate of monthly prescriptions, reimbursement from third-party payors including the U.S. government, and market trends. More specifically, in December 2021, CMS granted TDAPA to KORSUVA injection in the anti-pruritic functional category. TDAPA went into effect on April 1, 2022, for two years. On October 27, 2023, CMS published the final CY 2024 rule, which finalized the post-TDAPA add-on payment as proposed in the draft CY 2024 rule. Under the final rule, TDAPA drugs in existing functional categories will receive a post-TDAPA add-on payment set at 65 percent of the total trailing 12-months expenditure levels for the given renal dialysis drug or biological product. The post-TDAPA add-on payment will be applied to all ESRD PPS payments and paid for 3 years, adjusted annually. The add-on payments for KORSUVA injection commenced on April 1, 2024. The anticipated unfavorable CMS reimbursement codified in the final CY 2024 rule has resulted in a lack of sequential revenues growth for KORSUVA injection since its launch. For the three months ended September 30, 2024, CSL Vifor recorded net sales of KORSUVA injection in the United States of approximately $3.0 million, which resulted in Cara’s profit share amount of $1.3 million. For the nine months ended September 30, 2024, CSL Vifor recorded net sales of KORSUVA injection in the United States of approximately $2.1 million, which included negative net sales reported by CSL Vifor for the second quarter of 2024 primarily due to higher rebates and chargebacks due to price decreases on KORSUVA injection related to the expiration of TDAPA in April 2024. Cara expects no meaningful revenue contribution from KORSUVA injection post its TDAPA expiration.
In the third quarter of 2023, FMC decided to reallocate all remaining clinic level inventory within its network of clinics resulting in limited revenues in the fourth quarter of 2023 and the nine months ended September 30, 2024.
As of September 30, 2024, Vifor International owned 13.5%, of Cara’s common stock. CSL Vifor and its affiliates are all considered related parties as of September 30, 2024 and December 31, 2023 (see Note 18 of Notes to Cara’s Condensed Consolidated Financial Statements as of September 30, 2024, Related Party Transactions, in this proxy statement/prospectus).
Cost of Goods Sold
COGS includes costs related to sales of Cara’s commercial product, KORSUVA injection, to CSL Vifor. Costs related to the sales of KORSUVA injection are generally recognized upon receipt of shipment by CSL Vifor. Cara’s COGS for KORSUVA injection include the cost of producing commercial product that correspond with commercial supply revenue, such as third-party supply and overhead costs, as well as certain period costs related to freight, packaging, stability, and quality testing. The related COGS for CSL Vifor associated with the net profit share arrangement as well as the marketing and distribution fee for the applicable period reduces Cara’s profit share revenue for the period.
There was no commercial supply revenue recorded for the three months ended September 30, 2024. For the three months ended September 30, 2023, Cara recorded commercial supply revenue of $1.3 million, with associated COGS of $1.6 million. For the nine months ended September 30, 2024 and 2023, Cara recorded commercial supply revenue of $0.6 million and $5.8 million, respectively, with associated COGS of $0.6 million for the 2024 period and $5.6 million for the 2023 period. Cara expects its COGS to be reflective of future KORSUVA injection sales.
Research and Development
Cara’s R&D expenses relate primarily to the development of oral difelikefalin. R&D expenses consist of expenses incurred in performing R&D activities, including compensation and benefits for full-time R&D employees, clinical trial and related clinical manufacturing expenses, third-party formulation expenses or milestone payments, fees paid to CROs and other vendors and consultants, stock-based compensation for R&D employees and consultants, and other outside expenses. Cara’s R&D expenses also included expenses related to preclinical activities for Cara’s earlier stage programs in prior periods and may include such expenses in the future.
R&D costs are expensed as incurred. Non-refundable advance payments for goods or services to be received in the future for use in R&D activities are deferred and capitalized. The capitalized amounts are expensed as the related goods are delivered or the services are performed. Most of Cara’s R&D costs have been external costs, which Cara tracks on a program-by program basis. Cara’s internal R&D costs are primarily compensation expenses for Cara’s full-time R&D employees. Cara does not track internal R&D costs on a program-by-program basis.
R&D activities have been central to Cara’s business model. Based on Cara’s recent announcement that it is discontinuing its NP program, Cara presently expects that its R&D expenses will significantly decrease in the future as it focuses on exploring strategic alternatives to maximize shareholder value. However, it is difficult to determine with certainty the duration and completion costs in connection with the discontinuation of Cara’s studies in NP or future nonclinical and clinical studies of Cara’s current or any future product candidates, should Cara resume the development of any future product candidates, or if, when or to what extent Cara will generate revenues from the commercialization and sale of any of Cara’s product candidates that obtain regulatory approval, should Cara resume the development of any future product candidates. Cara may never succeed in achieving regulatory approval for oral difelikefalin or any future product candidates, should Cara resume the development of oral difelikefalin or any future product candidates.
The duration, costs and timing of clinical trials and development of future product candidates, should Cara resume the development of any future product candidates, will depend on a variety of factors including, but not limited to:
•
per patient trial costs;

•
the number of patients that participate in the trials;

•
the number of sites included in the trials;

•
the countries in which the trial is conducted;

•
the length of time required to enroll eligible patients;

•
the number of doses that patients receive;

•
the drop-out or discontinuation rates of patients;

•
potential additional safety monitoring or other studies requested by regulatory agencies;

•
the duration of patient follow-up; and

•
the efficacy and safety profile of the product candidate.

In addition, the probability of success for future product candidates, should Cara resume the development of any future product candidates, will depend on numerous factors, including competition, manufacturing capability and commercial viability. In the future, should Cara resume the development of any future product candidates, Cara will determine which, if any, other programs to pursue and how much to fund each program in response to the scientific and clinical success of future product candidates, as well as an assessment of Cara’s future product candidates’ commercial potential.
General and Administrative
G&A expenses consist primarily of salaries and other related costs, including stock-based compensation, for personnel in executive, finance, accounting, legal, business development, information technology, or IT, human resources, project management, alliance management, and procurement functions. Other costs include facility costs not otherwise included in R&D expenses, legal fees, insurance costs, investor relations costs, patent costs and fees for accounting and consulting services.

Cara anticipates that its G&A expenses will decrease in the future as a result of its workforce reductions during the nine months ended September 30, 2024. However, G&A expenses will continue to include costs related to remaining personnel, fees to outside consultants, lawyers, and accountants, as well as costs associated with Cara’s exploration of potential strategic alternatives, which could offset the decreases from workforce reductions. In addition, if any future product candidate obtains regulatory approval for marketing, should Cara resume the development of any future product candidates, it may incur expenses associated with building sales and marketing, commercial operations, and market access teams.
Cara’s license agreements with CSL Vifor provide full U.S. commercialization rights of KORSUVA injection to CSL Vifor under profit-sharing arrangements. Under these profit-sharing arrangements, in consideration of CSL Vifor’s conduct of the marketing, promotion, selling and distribution of KORSUVA injection in the United States, Cara pays a marketing and distribution fee to CSL Vifor based on the level of annual net sales. This fee as well as CSL Vifor’s COGS are deducted from product sales in calculating the net profits that are subject to the profit-sharing arrangement (see Note 12 of Cara’s Notes to Condensed Consolidated Financial Statements as of September 30, 2024, Collaboration and Licensing Arrangements, included elsewhere in this proxy statement/prospectus).
Restructuring
In January 2024, Cara announced a workforce reduction of up to 50% of its employees in order to reduce its operating expenses and focus its efforts on development of oral difelikefalin in chronic pruritus associated with NP. On June 14, 2024, Cara’s Board approved a streamlined operating plan exploring strategic alternatives focused on maximizing shareholder value after Cara announced its decision to discontinue the clinical program in NP on June 12, 2024. Cara’s decision to discontinue the clinical program in NP followed the outcome from the dose-finding Part A of the KOURAGE-1 study evaluating the efficacy and safety of oral difelikefalin for moderate-to-severe pruritus in adult patients with NP in which oral difelikefalin did not demonstrate a meaningful clinical benefit at any dose compared to placebo. Cara’s decision was not related to any safety or medical issues, or negative regulatory feedback related to the NP program. In connection with the streamlined operating plan, Cara’s Board also approved a second reduction in its workforce by approximately 70%, which Cara substantially completed by June 30, 2024. As of the date of this filing, Cara has ten employees that are currently working for the company.
Restructuring expenses consist of pre-tax severance and employee-related costs for those involuntary terminations associated with the discontinuation of Cara’s oral programs in atopic dermatitis and chronic kidney disease in December 2023 and January 2024, respectively, the discontinuation of Cara’s oral program in NP in June 2024, and the related workforce reductions in 2024 (see Note 17 of Cara’s Notes to Condensed Consolidated Financial Statements as of September 30, 2024, Commitments and Contingencies — Restructuring Actions, included elsewhere in this proxy statement/prospectus).
Other Income, Net
Other income, net consists of interest and dividend income earned on Cara’s cash, cash equivalents, and marketable securities, realized gains and losses on the sale of marketable securities and property and equipment, as well as accretion of discounts/amortization of premiums on purchases of marketable securities. In the event Cara records a credit loss expense on Cara’s available-for-sale debt securities, those expenses would be offset against other income.
Impairment of Long-Lived Assets
Cara periodically analyzes the recorded values of its long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset or group of assets may not be fully recoverable. In these cases, Cara records an impairment charge during the period in which any impairment of Cara’s long-lived assets is determined, negatively affecting its results of operations. This impairment charge is recognized separately on Cara’s Condensed Consolidated Statement of Comprehensive Loss for the three and nine months ended September 30, 2024.

Inventory Write-Down
Cara periodically analyzes its inventory levels to identify inventory that may expire prior to expected sale or has a cost basis in excess of its estimated realizable value and write down such inventories as appropriate. In addition, Cara’s product is subject to strict quality control and monitoring which Cara perform throughout the manufacturing process. If certain batches or units of product no longer meet quality specifications or become obsolete due to expiration, Cara records a charge to write down such unmarketable inventory to its estimated realizable value. This inventory write-down charge is recognized separately on Cara’s Condensed Consolidated Statement of Comprehensive Loss for the three and nine months ended September 30, 2024.
Non-cash Interest Expense on Liability Related to Sales of Future Royalties and Milestones
Non-cash interest expense on liability related to sales of future royalties and milestone payments, which are received in conjunction with ex-U.S. sales of KORSUVA/Kapruvia under Cara’s agreements with CSL Vifor and Maruishi, consists of imputed interest on the carrying value of the liability and the amortization of the related issuance costs resulting from the HCR Agreement (see “Royalty Purchase and Sale Agreement” above). This non-cash interest expense is recognized separately on Cara’s Condensed Consolidated Statement of Comprehensive Loss for the three and nine months ended September 30, 2024.
Income Taxes
Historically, Cara’s benefit from income taxes related to state R&D tax credits exchanged for cash pursuant to the Connecticut R&D Tax Credit Exchange Program, which permits qualified small businesses engaged in R&D activities within Connecticut to exchange their unused R&D tax credits for a cash amount equal to 65% of the value of the exchanged credits.
The Inflation Reduction Act of 2022 included tax legislation that became effective early in 2023. Significant legislation for corporate taxpayers includes a corporate alternative minimum tax of 15.0% for companies with $1.0 billion or more in average net financial statement profits over the three previous years, as well as a 1.0% indirect excise tax on the repurchase of shares by a publicly traded company. Cara does not expect this legislation to have an effect on Cara’s tax provision as of September 30, 2024; however, Cara will continue to evaluate the effect on the tax provision each reporting period.
Results of Operations
Comparison of the Three and Nine Months Ended September 30, 2024 and 2023
Revenue
	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023	% change	2024	2023	% change
	Dollar amounts in thousands			Dollar amounts in thousands
Collaborative revenue	$1,298	$2,471	-47%	$2,086	$10,631	-80%
Commercial supply revenue	—	1,252	-100%	640	5,843	-89%
License and milestone fees	—	910	-100%	—	910	-100%
Royalty revenue	—	167	-100%	—	415	-100%
Clinical compound revenue	—	66	-100%	84	165	-49%
Other revenue	1,258	—	N/A	2,872	—	N/A
Total revenue	$2,556	$4,866	-47%	$5,682	$17,964	-68%
Collaborative Revenue
Cara recognized collaborative revenue of $1.3 million and $2.5 million for the three months ended September 30, 2024 and 2023, respectively, and $2.1 million and $10.6 million for the nine months ended

September 30, 2024 and 2023, respectively. This change in collaborative revenue for both periods was primarily related to Cara’s share of the profit from CSL Vifor’s sales of KORSUVA injection to third parties in the United States, which commercially launched in April 2022. The amount included in the nine months ended September 30, 2024 included negative profit share from negative net sales recorded by CSL Vifor for the second quarter of 2024 primarily due to higher rebates and chargebacks due to price decreases on KORSUVA injection related to the expiration of TDAPA in April 2024. Collaborative revenue for the three and nine months ended September 30, 2023 included $0.5 million that Cara earned in conjunction with the regulatory approval of KORSUVA injection in Japan for a milestone payment Cara earned in September 2023 from Maruishi that was allocated to the R&D services performance obligation under the Maruishi Agreement (see Notes 12 and 13 of Cara’s Notes to Condensed Consolidated Financial Statements as of September 30, 2024, Collaboration and Licensing Agreements and Revenue Recognition, respectively, included elsewhere in this proxy statement/prospectus).
Commercial Supply Revenue
There was no commercial supply revenue recognized for the three months ended September 30, 2024. Cara recognized commercial supply revenue of $1.3 million for the three months ended September 30, 2023, and $0.6 million and $5.8 million for the nine months ended September 30, 2024 and 2023, respectively. This change in commercial supply revenue for both periods was related to Cara’s sales of KORSUVA injection to CSL Vifor, which commercially launched in April 2022.
License and milestone fees revenue
Cara recognized license and milestone fees revenue of $0.9 million for each of the three and nine months ended September 30, 2023, in conjunction with the regulatory approval of KORSUVA injection in Japan for a milestone payment Cara earned in September 2023 from Maruishi that was allocated to the license and milestone fee performance obligation under the Maruishi Agreement (see Notes 12 and 13 of Notes to Cara’s Condensed Consolidated Financial Statements as of September 30, 2024, Collaboration and Licensing Agreements and Revenue Recognition, respectively, included elsewhere in this proxy statement/prospectus).
Royalty revenue
Cara recognized royalty revenue of approximately $167,000 and $415,000 for the three and nine months ended September 30, 2023, respectively, which was related to Cara’s royalties on the net sales of Kapruvia in Europe prior to October 1, 2023. Beginning on October 1, 2023, royalty revenue will no longer be recognized until Cara has fulfilled its obligations under the Original HCR Agreement (see “Royalty Purchase and Sale Agreement” above). As a result, there was no royalty revenue for the three and nine months ended September 30, 2024.
Clinical compound revenue
There was no clinical compound revenue for the three months ended September 30, 2024. Cara recognized clinical compound revenue of approximately $84,000 for the nine months ended September 30, 2024, and $66,000 and $165,000 for the three and nine months ended September 30, 2023, respectively, which were related to sales of clinical compound to Maruishi.
Other revenue
Cara recognized non-cash revenue of approximately $1.3 million and $2.9 million for the three and nine months ended September 30, 2024, which represent royalty payments earned in conjunction with ex-U.S. sales of KORSUVA/Kapruvia under Cara’s agreements with CSL Vifor and Maruishi, which were sold to HCR under the Original HCR Agreement. There was no non-cash revenue recognized for the three and nine months ended September 30, 2023.

Cost of Goods Sold
	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023	% change	2024	2023	% change
	Dollar amounts in thousands			Dollar amounts in thousands
Cost of Goods Sold	$—	$1,558	-100%	$620	$5,566	-89%
There were no COGS recorded for the three months ended September 30, 2024 as there were no commercial sales during the period. Cara recorded COGS of $1.6 million for the three months ended September 30, 2023, and $0.6 million and $5.6 million for the nine months ended September 30, 2024 and 2023, respectively, which were related to Cara’s commercial supply revenue for KORSUVA injection sales to CSL Vifor for these periods.
Research and Development Expense
	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023	% change	2024	2023	% change
	Dollar amounts in thousands			Dollar amounts in thousands
Direct clinical trial costs	$1,444	$16,210	-91%	$22,905	$50,496	-55%
Consultant services in support of clinical trials	7	1,381	-99%	1,076	3,810	-72%
Stock-based compensation	16	1,477	-99%	1,044	4,699	-78%
Depreciation and amortization	—	28	-100%	50	86	-42%
Other R&D operating expenses	(105)	6,355	-102%	7,559	21,004	-64%
Total R&D expense	$1,362	$25,451	-95%	$32,634	$80,095	-59%
For the three months ended September 30, 2024 compared to the three months ended September 30, 2023, the $16.1 million decrease in direct clinical trial costs and consultant services in support of clinical trials was primarily due to decreases related to the discontinuation of Cara’s oral difelikefalin atopic dermatitis program due to the clinical trial results announced in December 2023, the discontinuation of Cara’s oral difelikefalin program in advanced chronic kidney disease in January 2024, the discontinuation of Cara’s oral difelikefalin NP program due to the clinical trial results announced in June 2024, and decreases in supportive studies and other general costs associated with oral difelikefalin. The decrease in stock compensation expense is primarily related to the reductions in workforce in January 2024 and June 2024, as well as additional workforce reductions during the three months ended September 2024. The decrease in other R&D operating expenses for the three months ended September 30, 2024 compared to the three months ended September 30, 2023 was primarily related to decreases in payroll and related costs, travel costs and other related conference costs.
For the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023, the $30.3 million decrease in direct clinical trial costs and consultant services in support of clinical trials was primarily due to decreases related to the discontinuation of Cara’s oral difelikefalin atopic dermatitis program due to the clinical trial results announced in December 2023, the discontinuation of Cara’s oral difelikefalin program in advanced chronic kidney disease in January 2024, and decreases in supportive studies and other general costs associated with oral difelikefalin, partially offset by increases related to Cara’s former oral difelikefalin NP program, which was discontinued due to the clinical trial results announced in June 2024. The decrease in stock compensation expense is primarily related to the reductions in workforce in January 2024 and June 2024, as well as a few additional workforce reductions during the three months ended September 30, 2024, partially offset by performance-based restricted stock units that were achieved in March 2024. The decrease in other R&D operating expenses for the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023 was primarily related to decreases in payroll and related costs, travel costs and other related conference costs.

The following table summarizes Cara’s R&D expenses by program for the three and nine months ended September 30, 2024 and 2023:
	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023	% change	2024	2023	% change
	Dollar amounts in thousands			Dollar amounts in thousands
External research and development expenses:
Oral difelikefalin – Pruritus	$1,451	$17,564	-92%	$23,963	$54,239	-56%
Internal research and development expenses	(89)	7,887	-101%	8,671	25,856	-66%
Total research and development expenses	$1,362	$25,451	-95%	$32,634	$80,095	-59%
General and Administrative Expenses
	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023	% change	2024	2023	% change
	Dollar amounts in thousands			Dollar amounts in thousands
Professional fees and public/investor relations	$1,451	$1,485	-2%	$3,583	$4,925	-27%
Stock-based compensation	1,473	1,857	-21%	5,531	5,429	2%
Depreciation and amortization	73	31	136%	142	91	56%
Other G&A operating expenses	3,478	3,382	3%	10,443	10,746	-3%
Total G&A expense	$6,475	$6,755	-4%	$19,699	$21,191	-7%
G&A expense was essentially flat between the three months ended September 30, 2024 and 2023. For the three months ended September 30, 2024 compared to the three months ended September 30, 2023, the decrease in stock compensation expense is primarily related to the reductions in workforce in January 2024 and June 2024, as well as additional workforce reductions during the three months ended September 2024. The increase in other G&A operating expenses for the three months ended September 30, 2024 compared to the three months ended September 30, 2023 was primarily due to Patheon minimum manufacturing orders of $0.6 million in 2024, partially offset by decreases in payroll and related costs, travel costs and other related conference costs.
For the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023, the decrease in professional fees and public/investor relations was primarily due to decreases in legal costs. The increase in stock compensation expense is primarily related to performance-based restricted stock units that were achieved in March 2024, partially offset by the reductions in workforce in January 2024 and June 2024, as well as additional workforce reductions during the three months ended September 30, 2024. The decrease in other G&A operating expenses for the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023 was primarily related to decreases in payroll and related costs, travel costs and other related conference costs, partially offset by Cara’s negative profit share amount recorded for CSL Vifor’s negative net sales for the second quarter of 2024 and $0.6 million due to Patheon for minimum manufacturing orders in 2024.
Restructuring Expenses
	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023	% change	2024	2023	% change
	Dollar amounts in thousands			Dollar amounts in thousands
Restructuring expenses	$707	$—	N/A	$5,689	$—	N/A

For the three months ended September 30, 2024, restructuring expenses were $0.7 million, which were related to the additional workforce reductions in the third quarter of 2024. There were no restructuring expenses recorded during the three months ended September 30, 2023.
For the nine months ended September 30, 2024, restructuring expenses were $5.7 million which were related to Cara’s strategic prioritization of NP in January 2024 and the resulting discontinuation of Cara’s NP program in June 2024, Cara’s exploration of strategic alternatives to maximize shareholder value, and the associated workforce reductions during the year. There were no restructuring expenses recorded during the nine months ended September 30, 2023.
Other Income, Net
	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023	% change	2024	2023	% change
	Dollar amounts in thousands			Dollar amounts in thousands
Other income, net	$766	$866	-12%	$2,407	$2,712	-11%
For the three months ended September 30, 2024 compared to the three months ended September 30, 2023, the decrease in other income, net was primarily due to a decrease in interest income resulting from a lower balance in Cara’s portfolio of investments in 2024 as compared to 2023.
For the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023, the decrease in other income, net was primarily due to a decrease in interest income resulting from a lower balance in Cara’s portfolio of investments in 2024 as compared to 2023, partially offset by an increase in accretion income from Cara’s available-for-sale marketable securities in the 2024 period as compared to the prior period.
Impairment of Long-Lived Assets
	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023	% change	2024	2023	% change
	Dollar amounts in thousands			Dollar amounts in thousands
Impairment of long-lived assets	$4,274	$—	N/A	$4,274	$—	N/A
For the three and nine months ended September 30, 2024, Cara recognized a $4.3 million impairment charge on its right of use asset as a result of the assignment of its corporate lease in September 2024.
Inventory Write-Down
	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023	% change	2024	2023	% change
	Dollar amounts in thousands			Dollar amounts in thousands
Inventory write-down	$1,020	$—	N/A	$2,509	$—	N/A
For the three and nine months ended September 30, 2024, Cara wrote down approximately $1.0 million and $2.5 million, respectively, of commercial supply inventory due to obsolescence.
Non-cash Interest Expense on Liability Related to the Sales of Future Royalties and Milestones
	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023	% change	2024	2023	% change
	Dollar amounts in thousands			Dollar amounts in thousands
Non-cash interest expense on liability related to sales of future royalties and milestones	$1,960	$—	N/A	$5,852	$—	N/A

Cara recognized $2.0 million and $5.9 million of non-cash interest expense on the liability related to sales of future royalties and milestones for the three and nine months ended September 30, 2024, respectively, which represented imputed interest on the carrying value of the liability to HCR, and the amortization of the related issuance costs associated with the Original HCR Agreement. There was no non-cash interest expense on liability recognized during the three and nine months ended September 30, 2023 as the Original HCR Agreement was entered into in the fourth quarter of 2023 (see “— Royalty Purchase and Sale Agreement” above).
Comparison of the Years Ended December 31, 2023 and 2022
Revenue
	2023		2022
	Dollar amounts in thousands
		% change		% change
Collaborative revenue	$12,936	(22)%	$16,572	2,248%
Commercial supply revenue	5,843	(43)%	10,223	1,358%
License and milestone fees	910	(94)%	15,000	(29)%
Royalty revenue	415	476%	72	N/A
Clinical compound revenue	165	N/A	—	(100)%
Other revenue	699	N/A	—	N/A
Total revenue	$20,968	(50)%	$41,867	82%
Collaborative Revenue
Cara recognized collaborative revenue of $12.9 million and $16.6 million for the years ended December 31, 2023 and 2022, respectively. Collaborative revenue was related to Cara’s share of the profit from CSL Vifor’s sales of KORSUVA injection to third parties in the United States, which commercially launched in April 2022, as well as $0.5 million earned in conjunction with the regulatory approval of KORSUVA injection in Japan for a milestone payment Cara earned in September 2023 from Maruishi that was allocated to the R&D services performance obligation under the Maruishi Agreement (see Notes 13 and 14 of Cara’s Notes to Consolidated Financial Statements as of December 31, 2023, Collaboration and Licensing Agreements and Revenue Recognition, respectively, included elsewhere in this proxy statement/prospectus).
Commercial Supply Revenue
Cara recognized commercial supply revenue of $5.8 million and $10.2 million for the years ended December 31, 2023 and 2022, respectively. These changes in commercial supply revenue were related to sales of KORSUVA injection to CSL Vifor, as Cara and CSL Vifor began commercializing KORSUVA injection in the United States in December 2021 and commercial launch began in April 2022.
License and milestone fee revenue
Cara recognized license and milestone fees revenue of $0.9 million for the year ended December 31, 2023, in conjunction with the regulatory approval of KORSUVA injection in Japan for a milestone payment Cara earned in September 2023 from Maruishi that was allocated to the license and milestone fee performance obligation under the Maruishi Agreement (see Notes 13 and 14 of Cara’s Notes to Consolidated Financial Statements as of December 31, 2023, Collaboration and Licensing Agreements and Revenue Recognition, respectively, included elsewhere in this proxy statement/prospectus).
Cara recognized license and milestone fees revenue of $15.0 million for the year ended December 31, 2022, in conjunction with the regulatory milestone payment earned from CSL Vifor for the approval of Kapruvia by the European Commission in April 2022 (see Notes 13 and 14 of Cara’s Notes to Consolidated

Financial Statements as of December 31, 2023, Collaboration and Licensing Agreements and Revenue Recognition, respectively, included elsewhere in this proxy statement/prospectus).
Royalty revenue
Cara recognized royalty revenue of approximately $415,000 and $72,000 for the years ended December 31, 2023 and 2022, respectively, which were related to its royalties on the net sales of Kapruvia in Europe prior to October 1, 2023. Beginning on October 1, 2023, royalty revenue will no longer be recognized until Cara has fulfilled its obligations under the HCR Agreement (see “— Royalty Purchase and Sale Agreement” above).
Clinical compound revenue
Cara recognized clinical compound revenue of approximately $165,000 for the year ended December 31, 2023, which were related to sales of clinical compound to Maruishi. There was no clinical compound revenue for the year ended December 31, 2022 (see Note 14 of Cara’s Notes to Consolidated Financial Statements as of December 31, 2023, Revenue Recognition, included elsewhere in this proxy statement/prospectus).
Other revenue
Cara recognized non-cash revenue of approximately $699,000 for the year ended December 31, 2023, which represent royalties and milestone payments earned in conjunction with ex-U.S. sales of KORSUVA/Kapruvia under its agreements with CSL Vifor and Maruishi during the fourth quarter of 2023, which were sold to HCR under the HCR Agreement. There was no non-cash revenue recognized during the years ended December 31, 2022.
Cost of Goods Sold
	Year Ended December 31,
	2023		2022
	Dollar amounts in thousands
		% change		% change
Cost of Goods Sold	$6,174	(15)%	$7,266	N/A
During the years ended December 31, 2023 and 2022, Cara recorded COGS of $6.2 million and $7.3 million, respectively, which was related to its commercial supply revenue for KORSUVA injection sales to CSL Vifor. During the year ended December 31, 2023, COGS also included inventory write-downs of approximately $0.5 million.
As commercialization of KORSUVA began in April 2022, no associated COGS was recorded for commercial supply revenue of $2.3 million in January 2022 as all inventory costs were incurred prior to receipt of regulatory approval of KORSUVA injection, and accordingly, were expensed as incurred (see Note 2 of Cara’s Notes to Consolidated Financial Statements as of December 31, 2023, Summary of Significant Accounting Policies — Inventories and Cost of Goods Sold (COGS), included elsewhere in this proxy statement/prospectus).

Research and Development Expense
	Year Ended December 31,
	2023		2022
	Dollar amounts in thousands
		% change		% change
Direct clinical trial costs	$67,434	39%	$48,668	56%
Consultant services in support of clinical trials	5,055	(8)%	5,467	16%
Stock-based compensation	6,449	(19)%	7,987	(4)%
Depreciation and amortization	129	8%	120	(3)%
Other R&D operating expenses	29,443	(1)%	29,637	(23)%
Total R&D expense	$108,510	18%	$91,879	11%
For the year ended December 31, 2023 compared to the year ended December 31, 2022, the $18.8 million increase in direct clinical trial costs was primarily due to the increases in clinical trial spend related to our three late-stage oral difelikefalin programs in 2023. These increases were partially offset by decreases related to the Phase 2 efficacy trial for chronic pruritus associated with NP, costs associated with supportive Phase 1 oral studies, and other general costs associated with our oral programs. In December 2023, we announced that we discontinued the atopic dermatitis program due to clinical trial results and in January 2024, we announced the discontinuation of the advanced chronic kidney disease program to focus on NP only. The decrease in stock compensation expense is primarily related to lower grant date fair values for new option grants during the year ended December 31, 2023, and lower stock compensation expense related to time-based restricted stock units that vested in February 2023. Other R&D operating expenses for the year ended December 31, 2023 included $1.7 million related to the agreement with Patheon for forecasted manufacturing commitments that are no longer needed due to the reduced demand expectations of KORSUVA in the United States, as well as increased payroll-related costs as compared to the prior period. Other R&D operating expenses for the year ended December 31, 2022 included the recognition of the $5.0 million milestone payment due to Enteris.
The following table summarizes our R&D expenses by product candidate for the years ended December 31, 2023 and 2022:
	Year Ended December 31,
	2023		2022
	Dollar amounts in thousands
		% change		% change
External research and development expenses:
KORSUVA (difelikefalin) injection – Pruritus	$—	(100)%	$6,692	(31)%
Oral difelikefalin – Pruritus	72,475	52%	47,814	86%
Other	—	N/A	—	(100)%
Internal research and development expenses/milestone payments(1)	36,035	(4)%	37,373	(21)%
Total research and development expenses	$108,510	18%	$91,879	11%

(1)
Includes milestone payments of $5.0 million and $15.0 million to Enteris for the year ended December 31, 2022.

General and Administrative Expense
	Year Ended December 31,
	2023		2022
	Dollar amounts in thousands
		% change		% change
Professional fees and public/investor relations	$6,228	(1)%	$6,322	36%
Stock-based compensation	7,281	(25)%	9,747	(22)%
Depreciation and amortization	130	2%	128	3%
Other G&A operating expenses	14,140	1%	14,060	15%
Total G&A expense	$27,779	(8)%	$30,257	3%
For the year ended December 31, 2023 compared to the year ended December 31, 2022, the decrease in stock-based compensation expense was primarily related to higher expenses recorded during the year ended December 31, 2022 for the modification of our former CEO’s equity awards, and certain performance-based restricted stock units that vested during the year ended December 31, 2022.
Other Income, Net
	Year Ended December 31,
	2023		2022
	Dollar amounts in thousands
		% change		% change
Other income, net	$3,586	74%	$2,061	221%
For the year ended December 31, 2023 compared to the year ended December 31, 2022, the increase in other income, net was primarily due to an increase in interest income resulting from a higher yield on our portfolio of investments during the year ended December 31, 2023 and an increase in accretion income from our available-for-sale marketable securities.
We reviewed our available-for-sale debt securities as of December 31, 2023 and 2022 and determined that no credit loss expense was necessary as a result of unrealized losses on various securities not being considered material individually or in aggregate, and we expect that the cost basis of these available-for-sale securities is recoverable. We do not expect that unrealized losses on our available-for-sale debt securities will impact our liquidity in the short-term or long-term since our investments all mature at various dates through November 2024 based on capital requirements, and it is not more likely than not that we will be required to sell these investments before recovery of their amortized cost bases.
Non-cash Interest Expense on Liability Related to the Sales of Future Royalties and Milestones
	Year Ended December 31,
	2023		2022
	Dollar amounts in thousands
		% change		% change
Non-cash interest expense on liability related to sales of future royalties and milestones	$(604)	N/A	$—	N/A
We recognized $0.6 million of non-cash interest expense on the liability related to sales of future royalties and milestones for the year ended December 31, 2023, which represented imputed interest on the carrying value of the liability to HCR in the fourth quarter of 2023 and the amortization of the related issuance costs associated with the HCR Agreement. There was no non-cash interest expense on liability recognized during the year ended December 31, 2022 as the HCR Agreement was entered into in November 2023 (see “— Royalty Purchase and Sale Agreement” above).

Benefit from Income Taxes
Cara has not exchanged its R&D tax credit for cash for the three and nine months ended September 30, 2024, and was not eligible to exchange its R&D tax credit for cash for the three and nine months ended September 30, 2023, therefore there was no benefit from income taxes for each of the three and nine months ended September 30, 2024 and 2023.
Cara opted not to exchange its R&D tax credit for the year ended December 31, 2023, and was not eligible to exchange its R&D tax credit for cash during the year ended December 31, 2022, therefore there was no benefit from income taxes for each of the years ended December 31, 2023 and 2022. As of December 31, 2023 and 2022, Cara recorded $0.7 million within income tax receivable which related to the 2020 R&D credit.
Cara recognized a full valuation allowance against deferred tax assets at September 30, 2024 and December 31, 2023 and 2022. The tax benefit related to the exercise of stock options is recognized as a deferred tax asset that is offset by a corresponding valuation allowance. As such, Cara’s effective tax rate is zero for each of the three and nine months ended September 30, 2024 and 2023 and the years ended December 31, 2023 and 2022.
Capital Requirements, Liquidity, and Capital Resources
Short-Term and Long-Term Cash Requirements
Cara’s primary uses of capital have been third-party clinical R&D services, clinical costs related to the oral difelikefalin program, and compensation and related expenses.
As of September 30, 2024, Cara has no commitments for capital expenditures in either the short-term or long-term. The following discussion summarizes Cara’s current and long-term material cash requirements as of September 30, 2024, which Cara expects to fund primarily with current unrestricted cash and cash equivalents and available-for-sale marketable securities:
	Material Cash Requirements (amounts in thousands)
	Total	2024	2025	2026	2027	2028	Thereafter
Operating lease obligation(1)	$—	$—	$—	$—	$—	$—	$—
Manufacturing purchase obligations(2)	1,509	1,509	—	—	—	—	—
Other obligations(3)	1,500	1,500	—	—	—	—	—
Total	$3,009	$3,009	$—	$—	$—	$—	$—

(1)
As a result of the Assignment Agreements in September 2024, there are no further cash requirements pertaining to Cara’s operating lease for corporate office space that terminated on November 1, 2024. The non-cash lease payment of $3.4 million that pertains to property and equipment being transferred to the assignee on November 1, 2024 was not included in the table above. See Note 17 of Cara’s Notes to Condensed Consolidated Financial Statements as of September 30, 2024, Commitments and Contingencies, included elsewhere in this proxy statement/prospectus for details about Cara’s operating lease.

(2)
Based on Cara’s MSA with Patheon that Cara entered into in July 2019, Cara had a purchase capacity reservation through December 31, 2024. Of the $1.5 million included in the table above, $0.6 million has been included within accounts payable and accrued expenses for minimum manufacturing orders through September 30, 2024. The remaining manufacturing obligations were incurred and paid for in the fourth quarter of 2024. See Note 17 of Cara’s Notes to Condensed Consolidated Financial Statements as of September 30, 2024, Commitments and Contingencies, included elsewhere in this proxy statement/prospectus for details about Cara’s MSA with Patheon. Cara has no other material non-cancelable purchase commitments with any other contract manufacturers or service providers, as Cara has generally contracted on a cancelable purchase order basis.

(3)
Cara was required to maintain a stand-by letter of credit as a security deposit under Cara’s new lease for office space in Stamford, Connecticut. As a result of the Assignment Agreements in September 2024, the $1.5 million of restricted cash became unrestricted in October 2024. See Note 6 of Cara’s Notes to Condensed Consolidated Financial Statements as of September 30, 2024, Restricted Cash, included elsewhere in this proxy statement/prospectus for details about Cara’s letter of credit for its lease for Cara’s principal office in Stamford, Connecticut.

Based on the Enteris License Agreement that Cara entered into in August 2019, Cara is obligated to pay (1) milestone payments upon the achievement of certain development, regulatory and commercial milestones and (2) low-single digit royalty percentages on net sales of licensed products, subject to reductions in specified circumstances. As these milestone payments may or may not be achieved, and royalties may or may not be owed depending on Cara’s future commercial success, there were no future potential payments that were considered cash requirements in the table above as of September 30, 2024. Cara did not make any milestone payments to Enteris during the three and nine months ended September 30, 2024 and 2023. See Note 17 of Cara’s Notes to Condensed Consolidated Financial Statements as of September 30, 2024, Commitments and Contingencies, included elsewhere in this proxy statement/prospectus for details about Cara’s Enteris License Agreement.
During the fourth quarter of 2023, Cara, through its wholly-owned subsidiary Cara Royalty Sub, entered into the Original HCR Agreement with HCR pursuant to which Cara Royalty Sub sold to HCR certain of its rights to the Royalties, due and payable to Cara Royalty Sub (as Cara’s assignee) under Cara’s agreements with CSL Vifor and Maruishi, in exchange for up to $40.0 million. Cara has retained all of its rights, title and interest in, to and under the Covered License Agreements that relate to any non-intravenous formulation of difelikefalin. These future payments to HCR were not included in the table above since the amounts and timing of royalty and milestone payments received under the agreements with CSL Vifor and Maruishi could change in the future as they are subject to CSL Vifor’s and Maruishi’s commercialization efforts (see “Royalty Purchase and Sale Agreement” above).
On December 17, 2024, the Sellers, entered into an APA with CSL Vifor, pursuant to which, at the consummation of the transaction, Sellers will sell to CSL Vifor and CSL Vifor will acquire from Sellers certain assets and rights for the development, manufacture and commercialization of difelikefalin as well as certain associated liabilities (Asset Disposition) for a purchase price of $900,000 (subject to certain adjustments with respect to inventory). Pursuant to the APA, in connection with the consummation of the Asset Disposition, CSL Vifor and HCR (as defined below) have entered into a letter agreement with Cara providing that CSL Vifor and HCR will, subject to the satisfaction of conditions to closing under the APA, enter into an amended and restated purchase agreement to amend and replace the existing Original HCR Agreement. Upon entering into the amended and restated purchase agreement, effective as of the closing of the Asset Disposition: (i) CSL Vifor will be obligated to make certain payments to HCR from and after the date thereof relating to certain revenue and/or royalties from difelikefalin, (ii) each of the Contribution Agreement, the License Agreement and the Pledge Agreement (each as defined in the Original HCR Agreement) shall be terminated, and (iii) Sellers shall have no further payment or other obligations to HCR under the Original HCR Agreement. Additionally, pursuant to the APA, at the consummation of the Asset Disposition, Cara has agreed to pay CSL Vifor $3.0 million to compensate CSL Vifor for the estimated incremental future expenses to be incurred by CSL Vifor as a result of the transfer of the assets to be acquired and the liabilities to be assumed by it in connection with the Asset Disposition. The Asset Disposition is subject to certain conditions to closing, including either (i) the consummation of the Merger concurrently with the Asset Disposition or (ii) the receipt of the requisite stockholder approval needed to approve the Asset Disposition in the event that the Merger is terminated.
Cara does not have any other requirements or off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources.
Since inception, Cara has incurred significant operating and net losses. Cara incurred net losses of $12.5 million and $28.0 million for the three months ended September 30, 2024 and 2023, respectively, and $63.2 million and $86.2 million for the nine months ended September 30, 2024. As of September 30, 2024, Cara had an accumulated deficit of $747.9 million. Cara’s financial results may fluctuate significantly from quarter to quarter and year to year, depending on the timing of Cara’s clinical trials, should Cara resume the development of any future product candidates, and the future sales of KORSUVA.
Cara anticipates that its expenses will be focused on:
•
the discontinuation of Cara’s clinical program for oral difelikefalin for chronic pruritus associated with NP; and

•
the exploration of strategic alternatives to maximize shareholder value.

Should Cara resume the development of any future product candidate, the successful development of any future product candidate is highly uncertain. As such, at this time, Cara cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the development of any future product candidate, should Cara resume the development of future product candidates. Cara is also unable to predict when, if ever, Cara will generate any further material net cash inflows from difelikefalin or any other future product candidate. This is due to the numerous risks and uncertainties associated with developing medicines, including the uncertainty of:
•
successful enrollment in, and completion of clinical trials, should Cara resume the development of any future product candidates;

•
receipt of marketing approvals from applicable regulatory authorities, should Cara resume the development of any future product candidates;

•
establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers, should Cara resume the development of any future product candidates;

•
obtaining and maintaining patent and trade secret protection and regulatory exclusivity for difelikefalin or any future product candidate;

•
launching commercial sales of the products, if and when approved, whether alone or in collaboration with others, should Cara resume the development of any future product candidates;

•
achieving meaningful penetration in the markets which Cara seeks to serve, should Cara resume the development of any future product candidates; and

•
obtaining adequate coverage or reimbursement by third parties, such as commercial payers and government healthcare programs, including Medicare and Medicaid, should Cara resume the development of any future product candidates.

A change in the outcome of any of these variables with respect to the development of oral difelikefalin or any of Cara’s future product candidates, should Cara resume the development of oral difelikefalin or any future product candidates, would significantly change the costs and timing associated with the development of that product candidate. Further, the timing of any of the above may be impacted by global economic conditions and significant global events, should Cara resume the development of oral difelikefalin or any future product candidate, introducing additional uncertainty.
Cara currently is exploring strategic alternatives to maximize shareholder value, and in December 2024 announced entrance into the Merger Agreement with Tvardi. If the Merger is not consummated, should Cara resume development of its product candidate or any future product candidates, Cara would require additional capital beyond its current balances of cash and cash equivalents and available-for-sale marketable securities and anticipated amounts as described above, and this additional capital may not be available when needed, on reasonable terms, or at all. Cara’s ability to raise additional capital may be adversely impacted by potential worsening global economic conditions and continuing disruptions to and volatility in the credit and equity markets in the United States and worldwide, including impacts from global health crises, geopolitical tensions, such as the ongoing conflicts between Russia and Ukraine, conflict in the Middle East, and increasing tensions between China and Taiwan, and government actions implemented as a result of the foregoing, fluctuations in inflation and interest rates, uncertainty and liquidity concerns in the broader financial services industry, and a potential recession in the United States. To the extent that Cara raises additional capital through the future sale of equity or convertible debt, the ownership interest of its stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of Cara’s existing common stockholders. If Cara raises additional funds through the issuance of debt securities, these securities could contain covenants that would restrict Cara’s operations. If Cara raises additional funds through collaboration arrangements in the future, Cara may have to relinquish valuable rights to its technologies, future revenue streams or product candidates or grant licenses on terms that may not be favorable to Cara.
Sources of Liquidity
Since Cara’s inception to date, Cara has raised an aggregate of $943.8 million to fund its operations, including (1) net proceeds of $447.4 million from the sale of shares of its common stock in five public offerings, including Cara’s initial public offering; as well as the sale of its common stock under its open market sales agreement in 2023; (2) proceeds of $73.3 million from the sale of shares of Cara’s convertible preferred stock and from debt financings prior to its initial public offering; (3) $258.8 million under Cara’s license and supply agreements (including commercial supply sales and royalty payments), primarily with CSL Vifor, Maruishi, CKDP, and an earlier product candidate for which development efforts ceased in 2007; (4) Cara’s share of the profit generated by KORSUVA injection sales of $29.8 million; (5) net proceeds of $98.0 million from the purchase of Cara’s common stock in relation to the license agreements with CSL Vifor; and (6) net proceeds of $36.5 million from the sale of future ex-U.S. royalties and milestones to HCR under Cara’s agreements with CSL Vifor and Maruishi (see Note 12 of Cara’s Notes to Condensed Consolidated Financial Statements as of September 30, 2024, Collaboration and Licensing Agreements, included elsewhere in this proxy statement/prospectus).
On June 14, 2024, Cara’s approved a streamlined operating plan exploring strategic alternatives focused on maximizing shareholder value after Cara announced its decision to discontinue the clinical program in NP following the outcome from the dose-finding Part A of the KOURAGE-1 study evaluating the efficacy and safety of oral difelikefalin for moderate-to-severe pruritus in adult patients with NP on June 12, 2024. After a comprehensive review of strategic alternatives, including identifying and reviewing potential candidates for the merger, on December 17, 2024, Cara entered into the Merger Agreement with Tvardi and Merger Sub, pursuant to which, subject to the satisfaction or waiver of the conditions therein, Merger Sub will merge with and into Tvardi, with Tvardi continuing as the surviving company and a wholly-owned subsidiary of Cara. This process includes substantial uncertainties, including whether Cara is able to implement any potential strategic alternatives, in a timely manner or at all, whether Cara realizes all or any of the anticipated benefits of any such transaction and whether any such transactions would generate value for stockholders.
During the fourth quarter of 2023, Cara, through its wholly-owned subsidiary Royalty Sub, entered into the Original HCR Agreement with HCR pursuant to which Royalty Sub sold to HCR certain of its rights to receive the Royalties, due and payable to Royalty Sub (as Cara’s assignee) under the Covered License Agreements, in exchange for up to $40.0 million. Cara has retained all of its rights, title and interest in, to and under the Covered License Agreements that relate to any non-intravenous formulation of difelikefalin.
Under the terms of the Original HCR Agreement, Royalty Sub received an initial payment of $17.5 million less certain transaction costs in November 2023. In December 2023, Cara received an additional $20.0 million, less certain advisory fees, upon satisfying the milestone event for pricing for Kapruvia® (difelikefalin) in Germany being approved above a certain threshold amount per dose. The terms of the Original HCR Agreement also provide for an additional $2.5 million milestone payment to Cara Royalty Sub upon achievement of a 2024 sales milestone of KORSUVA in Japan. Cara achieved this milestone in the fourth quarter of 2024.
In order to fund Cara’s future operations, including Cara’s planned clinical trials at the time, on March 1, 2022, Cara filed a universal shelf registration statement, or the Shelf Registration Statement, which provided for aggregate offerings of up to $300.0 million of common stock, preferred stock, debt securities, warrants or any combination thereof. The Shelf Registration Statement was declared effective by the Securities and Exchange Commission on May 11, 2022. The securities registered under the Shelf Registration Statement include $154.5 million of unsold securities that had been registered under Cara’s previous Registration Statement on Form S-3 (File No. 333-230333) that was declared effective on April 4, 2019. On March 6, 2024, the date Cara filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, Cara became subject to the offering limits in General Instruction I.B.6 of Form S-3. Pursuant to General Instruction I.B.6 of Form S-3, in no event will Cara sell shares of its common stock under its Shelf Registration Statement with a value of more than one-third of its public float in any 12-month period, so long as Cara’s public float is less than $75.0 million. Cara has not offered and sold any shares of its common stock pursuant to General Instruction I.B.6 to Form S-3 during the prior 12 calendar month period that ends on and includes the date hereof.
On March 1, 2022, Cara entered into an open market sales agreement, or the Sales Agreement, with Jefferies LLC, or Jefferies, as sales agent, pursuant to which Cara may, from time to time, issue and sell common stock with an aggregate value of up to $80.0 million in an at-the-market offering pursuant to the Shelf Registration Statement. Jefferies is acting as sole sales agent for any sales made under the Sales Agreement for a 3% commission on gross proceeds. In June 2024, Cara filed an amendment to the prospectus dated May 11, 2022 for the at-the-market offering, or the ATM Prospectus, to update the amount of shares of Cara’s common stock Cara is eligible to sell under General Instruction I.B.6 of Form S-3, as described above, and pursuant to the Sales Agreement. Pursuant to General Instruction I.B.6 of Form S-3, in no event will Cara sell shares of its common stock pursuant to the ATM Prospectus, as amended, with a value of more than one-third of its public float in any 12-month period, so long as Cara’s public float is less than $75.0 million. If Cara’s public float increases above $75.0 million such that Cara may sell additional amounts under the Sales Agreement and the ATM Prospectus, Cara will file another amendment to the ATM Prospectus prior to making additional sales in excess of the limitations of General Instruction I.B.6 of Form S-3. The common stock will be sold at prevailing market prices at the time of the sale, and, as a result, prices may vary. Unless otherwise terminated earlier, the Sales Agreement continues until all shares available under the Sales Agreement have been sold. No shares were sold under the Sales Agreement during the three and nine months ended September 30, 2024. During the three and nine months ended September 30, 2023, 32,240 shares were sold under the Sales Agreement and Cara received net proceeds of $1.1 million. In recognition of the decision by Cara’s Board to approve a streamlined operating plan exploring strategic alternatives, as described elsewhere in this report, Cara currently does not have any intention to sell shares pursuant to the Sales Agreement.
Cara may offer additional securities under its Shelf Registration Statement from time to time in response to market conditions or other circumstances if Cara believe such a plan of financing is in the best interests of its stockholders.
Under Cara’s agreement with CSL Vifor for the commercialization of KORSUVA injection, Cara is eligible to receive commercial milestone payments in the aggregate of up to $240.0 million from CSL Vifor upon the achievement of certain sales-based milestones. In October 2021, Cara received a $50.0 million milestone payment from CSL Vifor in exchange for the issuance of 273,533 shares of Cara’s common stock to CSL Vifor as a result of the regulatory approval of KORSUVA injection in August 2021. To date, Cara has received $50.0 million of regulatory milestones from CSL Vifor under this agreement.
Under a separate agreement with CSL Vifor, Cara is eligible to receive commercial milestone payments in the aggregate of up to $440.0 million, all of which are sales related. Cara is also eligible to receive tiered double-digit royalty payments based on annual net sales of difelikefalin injection in the licensed territories. To date, Cara has received $30.0 million of regulatory milestones from CSL Vifor. During the fourth quarter of 2023, Cara entered into the Original HCR Agreement where Cara sold its future royalties and milestone payments under this agreement to HCR (see “ — Royalty Purchase and Sale Agreement” above).
Under the Maruishi Agreement, Cara is also potentially eligible to earn up to an aggregate of $6.0 million in clinical development milestones and $4.5 million in regulatory milestones, before any foreign exchange adjustment, as well as tiered royalties, with percentages ranging from the low double digits to the low twenties, based on net sales of products containing difelikefalin in Japan, if any, and share in any sub-license fees. In September 2023, Maruishi received manufacturing and marketing approval from Japan’s Ministry of Health, Labour and Welfare for KORSUVA IV Injection Syringe for the treatment of pruritus in hemodialysis patients. To date, Cara has received $6.5 million (before contractual foreign currency exchange adjustments) for clinical development and regulatory milestones from Maruishi. During the fourth quarter of 2023, Cara entered into the Original HCR Agreement where Cara sold its future royalties and milestone payments to HCR (see “Royalty Purchase and Sale Agreement” above).
Under the CKDP Agreement, Cara is potentially eligible to earn up to an aggregate of $2.3 million in clinical development milestones and $1.5 million in regulatory milestones, before South Korean withholding tax, as well as tiered royalties with percentages ranging from the high single digits to the high teens, based on net sales of products containing difelikefalin in South Korea, if any, and share in any sub-license fees. To date, $2.3 million (before South Korean withholding tax) of development and regulatory milestones have been received under the CKDP Agreement.
In December 2021, CMS granted TDAPA designation to KORSUVA injection in the anti-pruritic functional category. TDAPA went into effect on April 1, 2022, for two years. On October 27, 2023, CMS published the final CY 2024 rule, which finalized the post-TDAPA add-on as proposed in the draft CY 2024 rule. Under the final rule, TDAPA drugs in existing functional categories will receive a post-TDAPA add-on payment set at 65 percent of the total trailing 12-months expenditure levels for the given renal dialysis drug or biological product. The post-TDAPA add-on payment adjustment will be applied to all ESRD PPS payments and paid for 3 years, adjusted annually. The add-on payments for KORSUVA injection commenced on April 1, 2024. The unfavorable CMS reimbursement codified in the final CY2024 rule has resulted in a lack of sequential revenues growth for KORSUVA injection since its launch. As a result, Cara expects no meaningful revenue contribution from KORSUVA injection post its TDAPA expiration.
Cara’s ability to earn these milestone and royalty payments and their timing is dependent upon successful commercialization of KORSUVA injection/Kapruvia, and successful future repayments made to HCR using CSL Vifor and Maruishi milestones and royalties under the Original HCR Agreement. However, Cara’s receipt of any further such amounts is uncertain at this time and Cara may never receive any more of these amounts.
Outlook
As a result of the discontinuation of Cara’s clinical NP program, Cara’s workforce reductions in 2024, and Cara’s exploration of strategic alternatives to maximize shareholder value, Cara expects that its current unrestricted cash and cash equivalents and available-for-sale marketable securities will be sufficient to fund its currently anticipated operating plan for at least the next 12 months. Cara’s anticipated operating expenses include contractually committed costs as well as non-contractually committed clinical trial costs for trials that are closing based on the Cara Board’s new strategic plan. It is possible that the assumptions upon which Cara has based this estimate may prove to be wrong, and Cara could use its capital resources sooner than it presently expects.
Cash Flows
For the Nine Months Ended September 30, 2024 and 2023
The following is a summary of the net cash flows provided by (used in) Cara’s operating, investing and financing activities for the nine months ended September 30, 2024 and 2023:
	Nine Months Ended September 30,
	2024	2023
	Dollar amounts in thousands
Net cash used in operating activities	$(56,874)	$(74,708)
Net cash provided by investing activities	43,741	73,666
Net cash (used in) provided by financing activities	(1,989)	1,676
Net (decrease) increase in cash, cash equivalents and restricted cash	$(15,122)	$634
Net cash used in operating activities
Net cash used in operating activities for the nine months ended September 30, 2024 consisted primarily of a net loss of $63.2 million and a $13.3 million cash outflow from net changes in operating assets and liabilities, partially offset by a $19.6 million cash inflow from net non-cash charges. The change in operating assets and liabilities primarily consisted of a decrease of $19.1 million in accounts payable and accrued expenses primarily due to operating payments made during the period and a $4.3 million cash lease payment made to assign Cara’s corporate lease to a third party on November 1, 2024, partially offset by a decrease in prepaid expenses of $5.8 million, primarily related to a decrease in prepaid clinical costs, a decrease in accounts receivable, net — related party of $2.3 million, and an increase of $2.1 million for lease incentives reimbursed to Cara during the 2024 period. Net non-cash charges primarily consisted of stock-based compensation expense of $6.6 million, non-cash interest expense related to the Original HCR Agreement of $5.9 million, an impairment of Cara’s right-of-use asset of $4.3 million, and an inventory write-down of $2.5 million.
Net cash used in operating activities for the nine months ended September 30, 2023 consisted primarily of a net loss of $86.2 million, partially offset by a $11.4 million cash inflow from net non-cash charges and a $0.1 million cash inflow from net changes in operating assets and liabilities. Net non-cash charges primarily consisted of stock-based compensation expense of $10.1 million, and the noncash lease expense of $1.2 million relating to Cara’s Stamford operating leases. The change in operating assets and liabilities primarily consisted of cash inflows from a decrease in prepaid expenses of $3.6 million, primarily related to prepaid clinical costs, partially offset by a cash outflow of $1.3 million relating to operating lease liabilities associated with Cara’s existing lease agreements for Cara’s operating facility in Stamford, Connecticut, a cash outflow of $1.2 million for an increase in other receivables, primarily due to the regulatory milestone payment earned from Maruishi in September 2023, and an $0.9 million cash outflow for an increase in inventory.
Net cash provided by investing activities
Net cash provided by investing activities was $43.7 million for the nine months ended September 30, 2024, which primarily included cash inflows of $77.0 million from maturities of available-for-sale marketable securities, partially offset by cash outflows of $32.3 million for the purchases of available-for-sale marketable securities and $1.0 million for the purchases of property and equipment.
Net cash provided by investing activities was $73.7 million for the nine months ended September 30, 2023, which primarily included cash inflows of $122.6 million from maturities and redemptions of available-for-sale marketable securities, partially offset by cash outflows of $48.6 million for the purchases of available-for-sale marketable securities.
Net cash (used in) provided by financing activities
Net cash used in financing activities for the nine months ended September 30, 2024 consisted of payments made to HCR under the royalty purchase and sale agreement of approximately $2.0 million.
Net cash provided by financing activities for the nine months ended September 30, 2023 consisted of proceeds of $1.1 million from the sales of common stock under Cara’s open market sales agreement and proceeds of $0.6 million received from the exercise of stock options.
For the Years Ended December 31, 2023 and 2022
The following is a summary of the net cash flows provided by (used in) Cara’s operating, investing and financing activities for the years ended December 31, 2023 and 2022:
	Year Ended December 31,
	2023	2022
	Dollar amounts in thousands
Net cash used in operating activities	$(92,078)	$(78,730)
Net cash provided by (used in) investing activities	43,461	128,707
Net cash provided by financing activities	38,151	311
Net (decrease) increase in cash, cash equivalents and restricted cash	$(10,466)	$50,288
Net cash used in operating activities
Net cash used in operating activities for the year ended December 31, 2023 consisted primarily of a net loss of $118.5 million, partially offset by a $16.3 million cash inflow from net non-cash charges and a

$10.2 million cash inflow from net changes in operating assets and liabilities. Net non-cash charges primarily consisted of stock-based compensation expense of $13.7 million, and the noncash lease expense of $2.1 million relating to Cara’s current and former Stamford operating leases. The change in operating assets and liabilities primarily consisted of cash inflows from a decrease in prepaid expenses of $8.1 million, primarily related to prepaid clinical costs, an increase in accounts payable and accrued expenses of $3.3 million due to increased expenses in the period, and an $0.8 million reimbursement of a lease incentive under Cara’s new lease agreement that Cara entered into in May 2023, partially offset by a cash outflow of $1.9 million relating to operating lease liabilities associated with former lease agreements for Cara’s former operating facility in Stamford, Connecticut.
Net cash used in operating activities for the year ended December 31, 2022 consisted primarily of a net loss of $85.5 million and a $12.9 million cash outflow from net changes in operating assets and liabilities, partially offset by a $19.7 million cash inflow from net non-cash charges. The change in operating assets and liabilities primarily consisted of an increase in prepaid expenses of $13.7 million, primarily related to an increase in prepaid clinical costs, an increase of $3.3 million in accounts receivable, net-related party primarily relating to amounts due from CSL Vifor from Cara’s share of the profit generated by KORSUVA injection sales and for commercial supply of KORSUVA injection to CSL Vifor, and a cash outflow of $1.8 million relating to operating lease liabilities associated with Cara’s lease agreements for Cara’s operating facility in Stamford, Connecticut, partially offset by cash inflows of $5.7 million from an increase in accounts payable and accrued expenses. Net non-cash charges primarily consisted of stock-based compensation expense of $17.7 million, and the amortization expense component of lease expense of $1.4 million relating to Cara’s Stamford operating leases.
Net cash provided by (used in) investing activities
Net cash provided by investing activities was $43.5 million for the year ended December 31, 2023, which primarily included cash inflows of $159.4 million from maturities and redemptions of available-for-sale marketable securities, partially offset by cash outflows of $113.6 million for the purchases of available-for-sale marketable securities and $2.4 million for the purchases of property and equipment.
Net cash provided by investing activities was $128.7 million for the year ended December 31, 2022, which primarily included cash inflows of $224.4 million from maturities and redemptions of available-for-sale marketable securities, partially offset by cash outflows of $95.7 million for the purchases of available-for-sale marketable securities.
Net cash provided by financing activities
Net cash provided by financing activities for the year ended December 31, 2023 consisted of net proceeds of $36.5 million from the HCR Agreement, net proceeds of $1.1 million from the sales of common stock under Cara’s open market sales agreement, and proceeds of $0.6 million received from the exercise of stock options.
Net cash provided by financing activities for the year ended December 31, 2022 consisted of $0.3 million received from the exercise of stock options.
Recent Accounting Pronouncements
Please refer to Note 2 of Cara’s Notes to Condensed Consolidated Financial Statements as of September 30, 2024, Basis of Presentation, included elsewhere in this proxy statement/prospectus.
Critical Accounting Estimates
The preparation of Cara’s condensed consolidated financial statements and related disclosures in conformity with generally accepted accounting principles in the United States of America, or U.S. GAAP, and Cara’s discussion and analysis of financial condition and results of operations requires Cara to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Cara bases its estimates on historical experience and on various other assumptions that Cara believes to be reasonable under the circumstances at the time such estimates are made. Actual results and outcomes may differ materially from Cara’s estimates, judgments, and assumptions. Cara periodically reviews its estimates in light of changes in circumstances, facts, and experience. The effects of material revisions in estimates are reflected in the financial statements prospectively from the date of the change in estimate. Note 2 of Cara’s Notes to Consolidated Financial Statements as of December 31, 2023, Summary of Significant Accounting Policies, within this proxy statement/prospectus describes the significant accounting policies and methods used in the preparation of Cara’s condensed consolidated financial statements.
Cara defines its critical accounting estimates as those subjective estimates and judgments about matters that are uncertain and are likely to have a material impact on Cara’s financial condition and results of operations as well as the specific manner in which Cara applies U.S. GAAP. Cara’s critical accounting policies that require significant judgments and estimates are more fully described in Note 2 to Cara’s audited financial statements as of December 31, 2023 contained within this proxy statement/prospectus. There have been no significant changes to Cara’s critical accounting policies that require significant judgments and estimates from those disclosed in its contained elsewhere in this proxy statement/prospectus.
Accounting Pronouncements Recently Adopted; Recent Accounting Pronouncements Not Yet Adopted
Cara does not expect that any recently issued accounting pronouncements will have a material effect on its condensed consolidated financial statements. Refer to Note 2 of Cara’s Notes to Condensed Consolidated Financial Statements as of September 30, 2024 within this proxy statement/prospectus, as well as Note 2 of Cara’s Notes to Consolidated Financial Statements as of December 31, 2023, Summary of Significant Accounting Policies within this proxy statement/prospectus for a full description of accounting pronouncements recently adopted, and issued but not yet adopted, if applicable.

TVARDI MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion of Tvardi’s financial condition and results of operations in conjunction with Tvardi’s financial statements and the related notes included elsewhere in this proxy statement/prospectus. In addition to historical financial information, this discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Tvardi’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this proxy statement/prospectus, particularly in the section titled “Risk Factors.”
Overview
Tvardi is a clinical-stage biopharmaceutical company focused on the development of novel, oral, small molecule therapies targeting STAT3 to treat fibrosis-driven diseases with significant unmet need. Based upon Tvardi’s founder’s seminal work and deep understanding of the transcription factor, STAT3, Tvardi designed an innovative approach to directly inhibit STAT3, a highly validated, yet historically undruggable target. Leveraging this expertise, Tvardi is developing a pipeline of STAT3 inhibitors with a differentiated mechanism of action and convenient oral dosing. Tvardi’s lead product candidate, TTI-101, is currently in Phase 2 clinical development for the treatment of fibrosis-driven diseases, with an initial focus on IPF and HCC. Tvardi expects to report unblinded data from its Phase 2 IPF clinical trial in the second half of 2025 and anticipate preliminary topline data from its HCC Phase 1b/2 HCC clinical trial in the second half of 2025. Tvardi’s second product candidate, TTI-109, is also an oral, small molecule STAT3 inhibitor that is structurally related to, yet chemically distinct from, TTI-101 and is designed to enhance Tvardi’s ability to target STAT3. Tvardi expects to submit an IND application for TTI-109 in the first half of 2025.
Since commencing operations in 2017, Tvardi has devoted substantially all of its efforts and financial resources to developing its product candidates, organizing and staffing its company, business planning, raising capital, establishing its intellectual property portfolio and performing research and development of its product candidates, signaling and biology, medicinal chemistry and clinical insights to discover and develop novel therapies for the treatment of fibrosis-driven diseases. Through the date of this filing, Tvardi has historically financed its operations principally through the issuance and sale of its preferred stock and convertible debt. As of September 30, 2024, it has received total gross proceeds of $83.4 million from the issuance and sale of its Preferred Stock and convertible debt, which was converted into Preferred Stock in 2018 and 2021. As of September 30, 2024, Tvardi had $9.4 million in cash and cash equivalents. Management has determined that Tvardi’s cash and cash equivalents as of September 30, 2024 will not be sufficient to fund its planned operations beyond one year from the issuance of its financial statements included elsewhere in this proxy statement/prospectus, which raises substantial doubt as to Tvardi’s ability to continue as a going concern. Tvardi has based this estimate on assumptions that may prove to be wrong, and it could exhaust its capital resources sooner than it expects. See the subsection titled “— Liquidity and Capital Resources” below for further discussion. Even if this Merger is successful, Tvardi will require additional funding in order to finance operations and complete its ongoing and planned clinical trials. Access to such funding on acceptable terms cannot be assured.
Tvardi has incurred net losses since inception. As of September 30, 2024 and December 31, 2023, its accumulated deficit was $79.5 million and $62.8 million, respectively. For the nine months ended September 30, 2024 and 2023, Tvardi reported net losses of $16.7 million and $13.0 million, respectively, and for the years ended December 31, 2023 and 2022, Tvardi reported net losses of $17.3 million and $20.5 million, respectively. Tvardi’s net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of its clinical development activities and other research and development activities. Tvardi expects that its expense and capital requirements will increase substantially in connection with its ongoing activities and for the foreseeable future, particularly if Tvardi, among other things:
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advances TTI-101, TTI-109 and its other product candidates through clinical development and, if successful, later-stage clinical trials;

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discovers and develops additional product candidates;

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advances its preclinical development programs into clinical development;

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experiences delays or interruptions to preclinical studies, clinical trials, receipt of services from its third-party service providers on whom it relies, or its supply chain;

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seeks and maintains regulatory approvals for any product candidates that successfully complete clinical trials;

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commercializes TTI-101, TTI-109, its other product candidates and any future product candidates, if approved;

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hires additional clinical development, quality control, scientific and management personnel;

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expands its operational, financial and management systems and increase personnel, including personnel to support its clinical development and manufacturing efforts and operations as a public company;

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establishes a sales, marketing, medical affairs and distribution infrastructure to commercialize any products for which Tvardi may obtain marketing approval and intend to commercialize on its own or jointly with third parties;

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maintains, expands and protects its intellectual property portfolio;

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invests in or in-licenses other technologies or product candidates;

•
continues to build out its organization to engage in such activities; and

•
incurs additional legal, accounting, investor relations and other general and administrative expenses associated with operating as a public company.

Given Tvardi’s stage of development, to date it has not had any products approved for sale and has not generated any revenue. Tvardi does not expect to generate any revenues from product sales unless and until it successfully completes development and obtains regulatory approval for one or more of its product candidates, which may not be for several years, if ever. If Tvardi obtains regulatory approval for any of its product candidates, it expects to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. As a result, until such time, if ever, that Tvardi can generate substantial product revenue, it expects to finance its cash needs through equity offerings, debt financings or other capital sources, including collaborations, licenses or similar arrangements. However, Tvardi may be unable to raise additional funds or enter into such other arrangements when needed or on favorable terms, if at all. If Tvardi does raise additional capital through public or private equity offerings, the ownership interest of its existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect its stockholders’ rights. If Tvardi raises additional capital through debt financing, it may be subject to covenants or other restrictions limiting its ability to engage in specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any failure to raise capital as and when needed could have a negative impact on its financial condition and on its ability to pursue its business plans and strategies, including its research and development activities. If Tvardi is unable to raise capital, Tvardi will need to delay, reduce or terminate planned activities, including its ongoing and planned clinical trials, to reduce costs.
Economic uncertainty in various global markets, including the United States and Europe, caused by political instability and conflict, such as the ongoing conflict in Ukraine and in the Middle East and Africa, have led to market disruptions, including significant volatility in commodity prices, credit and capital market instability and supply chain interruptions, which have caused record inflation globally. Tvardi’s business, financial condition and results of operations could be materially and adversely affected by further negative impact on the global economy and capital markets resulting from these global economic conditions, particularly if such conditions are prolonged or worsen.
Although, to date, Tvardi’s business has not been materially impacted by these global economic and geopolitical conditions, it is impossible to predict the extent to which its operations will be impacted in the short and long term, or the ways in which such instability could impact its business and results of operations. The extent and duration of these market disruptions, other geopolitical tensions, record inflation or otherwise, are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this proxy statement/prospectus.

License Agreements
In July 2012 and June 2015, Stem Med Limited Partnership (StemMed) entered into license agreements with Baylor College of Medicine (BCM) referred to herein as the BCM First Agreement and BCM Second Agreement, respectively. StemMed assigned the BCM First Agreement and BCM Second Agreement to Tvardi in connection with the transfer of all or substantially all of the assets and businesses to which BCM First Agreement and BCM Second Agreement relate in January 2018 and February 2018, respectively. Under both the BCM First Agreement and BCM Second Agreement, Tvardi obtained exclusive, worldwide, sublicense licenses under certain of BCM’s patents and patent applications and additionally in the case of the BCM First Agreement, certain BCM technology. Under these licenses, Tvardi is permitted to make, have made, use, market, sell, offer to sell, lease and import products, processes or services that incorporate, utilize or are made with the use such patents and patent applications or technologies (respectively, the BCM1 Licensed Products and BCM2 Licensed Products) in all fields of use. The licenses, patents and patent applications and technologies applicable to the BCM First Agreement and BCM Second Agreement are further discussed below.
First License Agreement with Baylor College of Medicine
Under the BCM First Agreement, Tvardi obtained an exclusive, worldwide, sublicensable license under BCM’s rights to certain patents and patent applications related to STAT3 inhibitors in oncology and certain non-oncology indications, which Tvardi refers to as the BCM Patent Rights, together with certain cell lines, biological materials, compounds, know-how and technologies, which Tvardi collectively refers to as the BCM Technology, to make, have made, use, market, sell, offer to sell, lease and import BCM1 Licensed Products, in all fields of use.
Pursuant to the terms of the BCM First Agreement, StemMed owed an initial license fee of $75,000 as consideration for the license rights. Upon the assignment of the agreement to Tvardi, Tvardi became responsible for the payment of annual maintenance fees on the anniversary of the agreement, which range from $30,000 to $50,000. Tvardi is also required to pay BCM royalties in the amount of a low-single-digit percent of net sales of BCM1 Licensed Products during the term, which expires, on a country-by-country basis, on the later of (i) the date of expiration of the last-to-expire of the BCM Patent Rights, or, (ii) if no BCM Patent Rights issued in such country, the tenth anniversary of the first commercial sale of the BCM1 Licensed Product in such country. Tvardi currently expects the BCM Patent Rights to expire April 18, 2039. Upon the initiation of the Phase 2 clinical trials for two BCM1 Licensed Products, Tvardi paid BCM development milestone payments of $250,000 in the aggregate. Upon the achievement of additional specified development and regulatory milestones, Tvardi is required to pay BCM one-time milestone payments of up to $2,200,000 in the aggregate for the first BCM1 Licensed Product in an oncology indication and for the first BCM1 Licensed Product in a non-oncology indication to achieve such milestones. Further, in connection with the initiation of the Phase 3 clinical trial, Tvardi would expect to incur approximately $400,000 of oncology-related costs and approximately $300,000 of non-oncology-related costs. Tvardi is additionally required to pay BCM a tiered low-double-digit percentage of sublicensing revenue obtained in connection with any sublicense granted by Tvardi under the BCM Patent Rights or BCM Technology.
Tvardi may terminate the BCM First Agreement at its convenience following a specified notice period upon advance written notice to BCM. The BCM First Agreement may also be terminated by BCM for Tvardi’s default or failure to perform any of terms of the BCM First Agreement, following a specified notice and cure period. Additionally, BCM may terminate the BCM First Agreement if Tvardi undergoes specified bankruptcy or insolvency events, following the expiration of a specified period. Upon expiration of the term of the BCM First Agreement in a given country, the license grant from BCM to Tvardi will be fully-paid and perpetual in such country.
The BCM First Agreement was amended in April 2015 to update the schedule of BCM Patent Rights and description of description of BCM Technology covered by the license for immaterial consideration. The BCM First Agreement was further amended in August 2019 to amend Tvardi’s diligence and insurance obligations as well as to further update the schedule of BCM Patent Rights.
Under the BCM First Agreement, Tvardi recorded $50,000 of annual maintenance fees during the nine months ended September 30, 2024 and $50,000 of annual maintenance fees during each of the years ended December 31, 2023 and 2022. Tvardi incurred $125,000 for milestones in connection with the initiation of a Phase 2 clinical trial during each of the years ended December 31, 2023 and 2022. No milestone fees were incurred during the nine months ended September 30, 2024 and 2023. No royalty fees have been incurred to date.
Second License Agreement with Baylor College of Medicine
Under the BCM Second Agreement, Tvardi obtained an exclusive, worldwide, sublicensable license under certain patents and patent applications co-owned by BCM and the National Institutes of Health (NIH), related to methods and compositions for the use of STAT3 inhibitors in certain conditions like anaphylaxis, which rights Tvardi refers to as the Licensed Patent Rights, to make, have made, use, market, sell, offer to sell, lease and import the BCM2 Licensed Products, in all fields of use.
Pursuant to the terms of the BCM Second Agreement, StemMed owed an initial license fee of $5,000 in consideration for the license rights. Upon the assignment of the agreement to Tvardi, it became responsible for the payment of maintenance fees on the anniversary of the agreement, which range from $30,000 to $50,000. Tvardi is also required to pay BCM royalties in the amount of a low-single-digit percent of net sales of BCM2 Licensed Products during the term, which expires, on a country-by-country basis, on the later (i) of the date of expiration of the last to expire of the Licensed Patent Rights, or, (ii) if no Licensed Patent Rights issued in such country, the tenth anniversary of the first commercial sale of the BCM2 Licensed Product in such country. Tvardi currently expects the Licensed Patent Rights to expire July 18, 2034. Upon the achievement of additional specified development and regulatory milestones, Tvardi is required to pay BCM one-time milestone payments of up to $1,225,000 in the aggregate for the first BCM2 Licensed Product to achieve such milestones. Further, in connection with the initiation of the Phase 3 clinical trial, Tvardi would expect to incur approximately $300,000 in costs. Tvardi is additionally required to pay BCM a tiered low-double-digit percentage of sublicensing revenue obtained in connection with any sublicense granted by Tvardi under the Licensed Patent Rights.
Tvardi may terminate the BCM Second Agreement at its convenience following a specified notice period upon advance written notice to BCM. The BCM Second Agreement may also be terminated by BCM for Tvardi’s default or failure to perform any of terms of the BCM Second Agreement, following a specified notice and cure period. Additionally, BCM may terminate the BCM Second Agreement if Tvardi undergoes specified bankruptcy or insolvency events, following the expiration of a specified period. The NIH may terminate its license to BCM if Tvardi fails to fulfill certain obligations. Upon expiration of the term of the BCM Second Agreement in a given country, the license grant from BCM to Tvardi will be fully-paid and perpetual in such country.
The BCM Second Agreement was amended in June 2019 to amend Tvardi’s diligence and insurance obligations. Tvardi entered into a second amendment April 2023 to further amend its diligence obligations and to terminate the obligation to pay annual maintenance fees until the first anniversary of the achievement of certain patent milestones and annually thereafter.
Under the BCM Second Agreement, no payments were made or incurred during nine months ended September 30, 2024 and 2023 or during the years ended December 31, 2023 and 2022. No royalty fees have been incurred to date.
Components of Operating Results
Revenue
Tvardi has not generated any revenue since its inception and does not expect to generate any revenue from the sale of products in the near future, if at all. If Tvardi’s development efforts for TTI-101, TTI-109 or additional product candidates that it may develop in the future are successful and result in marketing approval, or if Tvardi enters into collaboration or license agreements with third parties, it may generate revenue in the future from a combination of product sales or payments from such collaboration or license agreements.

Operating Expenses
Tvardi’s operating expenses since inception have consisted primarily of research and development expenses and general and administrative costs.
Research and Development Expenses
Tvardi’s research and development expenses consist primarily of direct and indirect costs incurred in performing clinical and preclinical development activities.
Direct costs include:
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expenses incurred under agreements with consultants and third-party CROs that conduct research and development activities on Tvardi’s behalf;

•
costs related to production of preclinical and clinical materials, including fees paid to contract manufacturers; and

•
costs associated with license agreements.

Indirect costs include:
•
personnel costs, which includes salaries, benefits, stock-based compensation expense and travel expenses, for personnel engaged in research and development functions;

•
facilities, amortization and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance and other supplies; and

•
costs related to compliance with quality and regulatory requirements.

Pursuant to U.S. GAAP and Tvardi’s internal policies, including its clinical trial accrual policy, Tvardi expenses all research and development costs in the periods in which they are incurred, including the costs of treatment center start-up activities, patient enrollment, and study reporting. Tvardi tracks research and development expenses on an aggregate basis, but not on an indication-by-indication basis. Costs for certain other research and development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to Tvardi by its vendors and third-party service providers. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in Tvardi’s financial statements as prepaid or accrued research and development expenses.
The majority of Tvardi’s clinical spending in the years ended December 31, 2023 and 2022 was on TTI-101, for which certain direct research and development costs are tracked by clinical trial. Spending for the development of TTI-109 primarily began in 2023.
Tvardi expects its research and development expenses to increase substantially for the foreseeable future as it continues to invest in the development of TTI-101 and TTI-109, support its ongoing preclinical programs and discover any new product candidates, as well as increase its headcount. In particular, clinical development, as opposed to preclinical development, generally has higher development costs, primarily due to the increased size and duration of later-stage clinical trials. Moreover, the costs associated with Tvardi’s clinical activities, which are managed by its CROs, and Contract Development and Manufacturing Organizations (CDMOs), to manufacture materials for Tvardi’s product candidates and future commercial products, are much more costly as compared to early-stage preclinical development. Tvardi cannot determine with certainty the timing of initiation, the duration or the completion costs of current or future preclinical studies and clinical trials of its current and future candidates due to the inherently unpredictable nature of preclinical and clinical development. Preclinical and clinical development timelines, the probability of success and development costs can differ materially from expectations. Tvardi anticipates that it will make determinations as to which therapeutic candidates to pursue and how much funding to direct to each therapeutic candidate on an ongoing basis in response to the results of ongoing and future preclinical studies and clinical trials, regulatory developments and Tvardi’s ongoing assessments as to each therapeutic candidate’s commercial potential. Tvardi will need substantial additional capital in the future to support these efforts. In addition, Tvardi cannot forecast which therapeutic candidates may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect its development plans and capital requirements.
At this time, Tvardi cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of any of its product candidates. Tvardi is also unable to predict when, if ever, material net cash inflows will commence from sales or licensing of its product candidates. This is due to the numerous risks and uncertainties associated with drug development, including:
•
negative or inconclusive results from Tvardi’s preclinical studies or clinical trials or the clinical trials of others for product candidates similar to Tvardi’s, leading to a decision or requirement to conduct additional preclinical testing or clinical trials or abandon a program;

•
undesirable product-related side effects experienced by subjects in Tvardi’s clinical trials or by individuals using drugs or therapeutics similar to its product candidates;

•
poor efficacy of Tvardi’s product candidates during clinical trials;

•
delays in submitting IND applications or comparable foreign applications or delays or failure in obtaining the necessary approvals from FDA or other comparable foreign regulatory authorities to commence a clinical trial, or a suspension or termination of a clinical trial once commenced;

•
conditions imposed by the FDA or comparable foreign regulatory authorities regarding the scope or design of Tvardi’s clinical trials;

•
delays in enrolling subjects in clinical trials, including due to operational challenges or competition with other clinical trials;

•
high drop-out rates or screening failures of subjects from clinical trials;

•
inadequate supply or quality of product candidates or other materials necessary for the conduct of Tvardi’s clinical trials;

•
greater than anticipated clinical trial costs;

•
inability to compete with other therapies;

•
failure to secure or maintain orphan designation in some jurisdictions;

•
unfavorable FDA or other regulatory agency inspection and review of a clinical trial site;

•
failure of Tvardi’s third-party contractors or investigators to comply with regulatory requirements or otherwise meet their contractual obligations in a timely manner, or at all;

•
delays and changes in regulatory requirements, policy and guidelines, including the imposition of additional regulatory oversight around clinical testing generally or with respect to Tvardi’s technology in particular; or

•
varying interpretations of data by the FDA and other comparable foreign regulatory authorities.

A change in the outcome of any of these variables with respect to the development of any of Tvardi’s product candidates or potential future product candidates could mean a significant change in the costs and timing associated with the development of that product candidate or potential future product candidate. For example, if the FDA or another regulatory authority were to require Tvardi to conduct clinical trials beyond those that we anticipate would be required for the completion of clinical development of a product candidate or potential future product candidate, or if Tvardi experiences significant delays in its clinical trials due to slower than expected patient enrollment or other reasons, it would be required to expend significant additional financial resources and time on the completion of clinical development. Tvardi may never obtain regulatory approval for any of its product candidates, and, even if Tvardi does, drug commercialization takes several years and millions of dollars in development costs.
General and Administrative Expenses
General and administrative expenses consist primarily of personnel costs, including salaries, benefits and stock-based compensation, for personnel in Tvardi’s executive, finance, corporate and business development and administrative functions. General and administrative expenses also include outside professional services, such as legal, audit and accounting services, insurance costs and facility-related expenses, which includes direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs.
Tvardi expects its general and administrative expenses to increase over the next several years as it continues its research and development activities, prepares for potential commercialization of its current and future product candidates, as well as expands its operations and begins operating as a public company. These increases will likely include increases related to the hiring of additional personnel and legal, regulatory and other fees and services associated with maintaining compliance with listing rules and SEC requirements, director and officer insurance premiums and investor relations costs associated with being a public company.
Interest Income
Interest income for the nine months ended September 30, 2024 consists of interest earned on Tvardi’s cash equivalents and interest income for the nine months ended September 30, 2023 consists of interest earned on its cash equivalents, previously outstanding short-term investments, as well as accretion of the discount on its short-term investments.
Other Income (Expense)
Other income (expense) for the years ended December 31, 2023 and 2022 primarily consists of interest earned on Tvardi’s cash, cash equivalents, and short-term investments as well as accretion of the discount on its short-term investments.
Income Taxes
Tvardi recorded a full valuation allowance of its deferred tax asset position as of December 31, 2023 and 2022 as it believes it was more likely than not that Tvardi would not be able to utilize its deferred tax assets.
As of December 31, 2023, Tvardi had a federal NOL carryforward of $34.5 million. Of the federal NOL carryforwards, $0.4 million expires in 2037 and $34.1 million may be carried forward indefinitely. As of December 31, 2023, Tvardi had federal research and development credits of $0.4 million, which will begin to expire in 2039.
Results of Operations
Comparison of the nine months ended September 30, 2024 and 2023
The following table sets forth Tvardi’s results of operations for the nine months ended September 30, 2024 and 2023 (in thousands, except percentages):
	Nine Months Ended September 30,		Change
	2024	2023	Amount	Percent
Operating expenses:
Research and development	$15,047	$11,884	$3,163	26.6%
General and administrative	2,258	2,117	141	6.7%
Total operating expenses	17,305	14,001	3,304	23.6%
Loss from operations	(17,305)	(14,001)	(3,304)	23.6%
Interest income	615	1,005	(390)	(38.8)%
Net loss	$(16,690)	$(12,996)	$(3,694)	28.4%

Research and Development Expenses
Research and development expenses for the nine months ended September 30, 2024 and 2023 were comprised of the following (in thousands, except percentages):
	Nine Months Ended September 30,		Change
	2024	2023	Amount	Percent
Direct research and development expenses by program:
TTI-101:
HCC	$4,996	$1,239	$3,757	303.2%
IPF	2,991	2,828	163	5.8%
mBC	2,771	456	2,315	507.7%
Pre-clinical, CMC, and other (unallocated)	715	3,340	(2,625)	(78.6)%
TTI-109	697	870	(173)	(19.9)%
Unallocated research and development expense:
Personnel costs (including stock-based compensation)	2,273	2,199	74	3.4%
Consultant fees and other costs	604	952	(348)	(36.6)%
Total research and development expenses	$15,047	$11,884	$3,163	26.6%
Research and development expenses were $15.0 million for the nine months ended September 30, 2024, compared to $11.9 million for the nine months ended September 30, 2023. The increase of $3.2 million was primarily driven by costs associated with Tvardi’s product candidate TTI-101, including a $3.8 million increase related to Tvardi’s hepatocellular carcinoma, or HCC, trial due to increased enrollment and a $2.3 million increase related to the closeout of Tvardi’s metastatic breast cancer (mBC) trial, which we decided to discontinue in January 2024. These increases in costs are partially offset by a $2.6 million decrease in pre-clinical, chemistry, manufacturing and control (CMC) costs, and other unallocated direct costs attributable to (i) reductions in the production of API and tablets for use in TTI-101 clinical trials and (ii) reduced spend on preclinical testing as we moved forward in clinical trials.
The decrease of $0.2 million related to Tvardi’s product candidate TTI-109 was primarily related to decreased expenditures related to the manufacturing of the TTI-109 drug product.
The increase of personnel costs of $0.1 million was primarily related to increases in compensation across the research and development functions. The $0.3 million decrease in consultant fees and other costs was primarily related to reduced usage of consultants due to the usage of internal resources.
General and Administrative Expenses
General and administrative expenses were $2.2 million for the nine months ended September 30, 2024, compared to $2.1 million for the nine months ended September 30, 2023. The increase of $0.1 million was primarily driven by increases in compensation and consulting and legal fees, totaling $0.2 million, partially offset by a decrease in other office and administrative costs of $0.1 million.
Interest Income
Interest income was $0.6 million for the nine months ended September 30, 2024, compared to $1.0 million for the nine months ended September 30, 2023. The $0.6 million of interest income for the nine months ended was driven by interest income earned on Tvardi’s cash equivalents. The $1.0 million of interest income for the nine months ended September 30, 2023 includes interest earned on Tvardi’s cash, cash equivalents, previously outstanding short-term investments, as well as the accretion of the discount on its short-term investments, which fully matured during fiscal 2023.

Comparison of the years ended December 31, 2023 and 2022
The following table sets forth Tvardi’s results of operations for the years ended December 31, 2023 and 2022 (in thousands, except percentages):
	Year Ended December 31,		Change
	2023	2022	Amount	Percent
Operating expenses:
Research and development	$15,866	$18,466	$(2,600)	(14.1)%
General and administrative	2,799	2,727	72	2.6%
Total operating expenses	18,665	21,193	(2,528)	(11.9)%
Loss from operations	(18,665)	(21,193)	2,528	(11.9)%
Other income (expense):
Interest income	1,318	654	664	101.5%
Interest expense	—	(2)	2	(100.0)%
Total other income, net	1,318	652	666	102.1%
Net loss	$(17,347)	$(20,541)	$3,194	(15.5)%
Research and Development Expenses
Research and development expenses for the years ended December 31, 2023 and 2022 were comprised of the following (in thousands, except percentages):
	Year Ended December 31,		Change
	2023	2022	Amount	Percent
Direct research and development expenses by program:
TTI-101:
HCC	$2,127	$1,481	$646	43.6%
IPF	3,210	2,378	832	—%
mBC	646	770	(124)	(16.1)%
Pre-clinical, CMC, and other (unallocated)	4,373	10,354	(5,981)	(57.8%)
TTI-109	1,466	79	1,387	1755.7%
Unallocated research and development expense:
Personnel costs (including stock-based compensation)	2,900	1,709	1,191	69.7%
Consultant fees and other costs	1,144	1,695	(551)	(32.5)%
Total research and development expenses	$15,866	$18,466	$(2,600)	(14.1)%
Research and development expenses were $15.9 million for the year ended December 31, 2023, compared to $18.5 million for the year ended December 31, 2022. The decrease of $2.6 million was primarily driven by a decrease of $3.2 million in direct costs related to Tvardi’s research and development programs, offset by a $0.6 million increase of unallocated research and development expenses.
The decrease of $4.6 million related to Tvardi’s product candidate TTI-101 was partially driven by a decrease of $6.0 million in pre-clinical, CMC and other unallocated direct costs primarily attributable to (i) reductions in the production of API and tablets for use in TTI-101 clinical trials and (ii) reduced spend on preclinical testing as Tvardi moved forward in clinical trials. This decrease was partially offset by increased costs for Tvardi’s Phase 1b/2 clinical trials for idiopathic pulmonary fibrosis, or IPF, and hepatocellular carcinoma, or HCC, for which there were an increased number of patient enrollments.
While costs for Tvardi’s clinical trial in mBC decreased by $0.1 million for the year ended December 31, 2023 as compared to the year ended December 31, 2022, Tvardi expects closeout costs to be incurred in 2024, as Tvardi decided to discontinue this trial in January 2024.
The increase in direct costs of $1.4 million related to Tvardi’s product candidate TTI-109 was primarily driven by CMC costs, as development of TTI-109 primarily began in fiscal 2023.

The increase of personnel costs of $1.2 million increase was primarily related to the hiring of new full-time employees as Tvardi advances its product candidates, including a new chief medical officer in February 2023. The $0.6 million decrease in consultant fees and other costs was related to the reduction of certain consultants due to the hiring of full-time employees.
General and Administrative Expenses
General and administrative expenses were $2.8 million for the year ended December 31, 2023, compared to $2.7 million for the year ended December 31, 2022. The increase of $0.1 million was primarily driven by an increase of $0.2 million related to a full year of common area maintenance expense for Tvardi’s lease entered into in April 2022, a full year of compensation for its chief financial officer, hired in January 2022, as well as general increases in compensation across its general and administrative functions. This increase was offset by a $0.1 million decrease in consulting and legal fees.
Other Income (Expense)
Total other income, net was $1.3 million for the year ended December 31, 2023, compared to $0.7 million for the year ended December 31, 2022, primarily attributable to (i) interest earned on its cash equivalents and short-term investments and (ii) the accretion of the discount on its short-term investments for both periods.
Liquidity and Capital Resources
Sources of Liquidity
Since inception, Tvardi has not generated any revenue from product sales or any other sources and has incurred significant operating losses. Tvardi has not yet commercialized any products and does not expect to generate revenue from sales of any product candidates for several years, if ever. To date, Tvardi has financed its operations primarily through the issuance and sale of its preferred stock and convertible debt, for total gross proceeds of $83.4 million. Any previously outstanding convertible debt was converted into preferred stock in 2018 and 2021. To date Tvardi has devoted substantially all of its efforts and financial resources to developing its product candidates and establishing its corporate infrastructure. As of September 30, 2024, Tvardi had $9.4 million in cash and cash equivalents.
Funding Requirements
Tvardi’s primary uses of cash are to fund its operations, which consist primarily of research and development costs related to the development of its product candidates, and, to a lesser extent, general and administrative costs. Tvardi has incurred significant operating losses since its inception, and as of September 30, 2024, had an accumulated deficit of $79.5 million. Management has determined that its present capital resources will not be sufficient to fund its planned operations for at least one year from the issuance date of the financial statements included elsewhere in this proxy statement/prospectus, which raises substantial doubt as to Tvardi’s ability to continue as a going concern.
Tvardi anticipates that it will continue to incur significant and increasing expenses for the foreseeable future as it continues to advance its product candidates, expand its corporate infrastructure, including the costs associated with being a public company, further Tvardi’s research and development initiatives for its product candidates and incur costs associated with the potential commercialization of its product candidates, if approved. Tvardi is subject to all of the risks typically related to the development of new drug candidates, and may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect its business. Tvardi anticipates that it will need substantial additional funding in connection with its continuing operations. However, Tvardi may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. If Tvardi raises additional capital through public or private equity offerings, the ownership interest of its existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect its stockholders’ rights. If Tvardi raises additional capital through debt financing, it may be subject to covenants or other restrictions limiting its ability to engage in specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any failure to raise capital as and when needed could have a negative impact on Tvardi’s financial condition and on its ability to pursue its business plans and strategies. If Tvardi is unable to raise capital, it will need to delay, reduce or terminate planned activities to reduce costs.
Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical products, Tvardi is unable to estimate the exact amount of its operating capital requirements.
Tvardi’s future funding requirements will depend on many factors, including, but not limited to:
•
the initiation, progress, timing, costs and results of preclinical studies and clinical trials for its potential future product candidates;

•
the clinical development plans Tvardi establishes for its product candidates;

•
the timelines of its clinical trials and the overall costs to conduct and complete the clinical trials, including any increased costs due to disruptions caused by marketplace conditions, including the effects of health epidemics, or other geopolitical and macroeconomic conditions;

•
the cost and capital commitments required for manufacturing its product candidates at clinical and if, approved, commercial scales;

•
the number and characteristics of product candidates that Tvardi develops;

•
the outcome, timing and cost of meeting regulatory requirements established by the FDA and other comparable foreign regulatory authorities;

•
whether Tvardi is able to enter into future collaboration agreements and the terms of any such agreements;

•
the ability to achieve and timing of achieving a favorable pricing and reimbursement decision by the pricing authorities in the markets of interest;

•
the cost of filing, prosecuting, defending and enforcing its patent claims and other intellectual property rights, including patent infringement actions brought by third parties against Tvardi or its product candidates;

•
the effect of competing technological and market developments;

•
the cost and timing of completion of commercial-scale outsourced manufacturing activities; and

•
the cost of establishing sales, marketing and distribution capabilities for any product candidates for which Tvardi may receive regulatory approval in regions where it chooses to commercialize its products on its own.

A change in the outcome of any of these or other variables with respect to the development of any of Tvardi’s current and future product candidates could significantly change the costs and timing associated with the development of that product candidate. See the section titled “Risk Factors” for additional risks associated with Tvardi’s substantial capital requirements.
Cash Flows
The following table summarizes Tvardi’s cash flows for the periods indicated (in thousands):
	Nine Months Ended September 30,		Year Ended December 31,
	2024	2023	2023	2022
Net cash used in operating activities	$(13,472)	$(15,291)	$(21,040)	$(17,866)
Net cash provided by (used in) investing activities	—	22,468	22,468	(22,000)
Net cash (used in) provided by financing activities	(9)	2	2	4
Net (decrease) increase in cash	$(13,481)	$7,179	$1,430	$(39,862)

Operating Activities
Net cash used in operating activities was $13.5 million for the nine months ended September 30, 2024, reflecting a net loss of $16.7 million and net changes in operating assets and liabilities of $2.8 million, partially offset by non-cash charges for depreciation and amortization, stock-based compensation expense, and non-cash lease expense of $0.4 million. The net changes in operating assets and liabilities of $2.8 million was primarily driven by (i) a $2.0 million decrease in prepaid expenses and other current assets, attributable to the timing of patient enrollments, and (ii) a $0.9 million increase in accounts payable and accrued expenses, driven by the timing of invoices and payments.
Net cash used in operating activities was $15.3 million for the nine months ended September 30, 2023, reflecting a net loss of $13.0 million and net changes in operating assets and liabilities of $2.4 million, partially offset by non-cash charges for depreciation and amortization, stock-based compensation expense, non-cash lease expense and accretion of discounts on short-term investments of $0.1 million. The net changes in operating assets and liabilities of $2.4 million was primarily driven by (i) a $3.3 million increase in prepaid expenses and other current assets, attributable to the timing of patient enrollments, partially offset by (ii) a $0.9 million decrease in accounts payable and accrued expenses, driven by the timing of invoices and payments.
Net cash used in operating activities was $21.0 million for the year ended December 31, 2023, reflecting a net loss of $17.3 million and net changes in operating assets and liabilities of $4.0 million, partially offset by non-cash charges for depreciation and amortization, stock-based compensation expense, non-cash lease expense and accretion of discounts on short-term investments of $0.3 million. The net changes in operating assets and liabilities of $4.0 million was primarily driven by (i) a $2.9 million increase in prepaid expenses and other current assets, attributable to the timing of patient enrollments, and (ii) a $1.0 million decrease in accounts payable and accrued expenses, driven by the timing of invoices and payments.
Net cash used in operating activities was $17.9 million for year ended December 31, 2022, reflecting a net loss of $20.5 million, partially offset by (i) net changes in operating assets and liabilities of $2.7 million and (ii) a net impact of non-cash charges for depreciation and amortization, stock-based compensation expense, non-cash lease expense and accretion of discounts on short-term investments of that was relatively flat. The net changes in operating assets and liabilities of $2.7 million was driven by a $2.2 million increase in accounts payable and accrued expenses and a decrease in prepaid and other current assets of $0.5 million, both primarily attributable to the timing of research and development costs.
While Tvardi’s net cash used in operating activities increased by $3.2 million for the year ended December 31, 2023 as compared to the year ended December 31, 2022, net loss decreased by $3.2 million for the year ended December 31, 2023 as compared to the year ended December 31, 2022. The decrease in net loss as compared to the increase in Tvardi’s net cash used in operating activities is directly attributable to the increase in net operating assets, and more specifically, the adjusted timing of patient enrollments.
Investing Activities
Net cash provided by investing activities was $22.5 million for the year ended December 31, 2023 and nine months ended September 30, 2023, attributable to the maturities of short-term investments.
Net cash used in investing activities was $22.0 million for the year ended December 31, 2022, primarily due to $44.0 million from the purchase of short-term investments, mostly offset by $22.0 million from the maturities of short-term investments.
Financing Activities
The net cash used in financing activities for the nine months ended September 30, 2024 was due to the payments of deferred offering costs, partially offset by proceeds from the exercise of stock options.

The immaterial net cash provided by financing activities for the years ended December 31, 2023 and 2022 and for the nine months ended September 30, 2023 was due to proceeds from the exercise of stock options.
Contractual Obligations and Commitments
Lease Obligations
Tvardi leases space under one operating lease agreement for corporate office space in Sugar Land, Texas, which expires in August 2027. As of September 30, 2024, Tvardi had future operating lease liabilities of $0.3 million.
License Agreements
As discussed above, Tvardi has license agreements with BCM for exclusive use of patent rights of TTI‑101. The license agreements contain terms for annual maintenance fees, milestone payments and net revenue royalties. Annual maintenance fees range from $30,000 to $50,000 per year, per license. Potential milestone payments are up to $1,225,000 in the aggregate per license. Milestones include new drug filings, clinical trial stages, and New Drug Application approval by the FDA. Tvardi is obligated to pay BCM royalties in the amount of a low-single-digit percent of net sales of BCM1 Licensed Products or BCM2 Licensed Products during the term, which expire, on a country-by-country basis, on the later of (i) the date of expiration of BCM Patent Rights or Licensed Patent Rights, whichever is the last to expire, or, (ii) if no BCM Patent Rights or Licensed Patent Rights are issued in such country, the tenth anniversary the first commercial sale of the BCM1 Licensed Products or BCM2 Licensed Products in such country. License fees are expensed as incurred within research and development within Tvardi’s statements of operations. Tvardi recorded $50,000 of annual maintenance fees during the nine months ended September 30, 2024 and $50,000 of annual maintenance fees during each of the years ended December 31, 2023 and 2022. Tvardi incurred $125,000 for milestones connected with the initiation of Phase 2 clinical trials in each of the years ended December 31, 2023 and 2022. No milestone fees were incurred during the nine months ended September 30, 2024 and 2023. No royalty fees have been incurred to date.
Other Capital Requirements and Additional Royalty Obligations
Tvardi enters into agreements in the normal course of business with various third-party providers for the provision of research and development services, which include preclinical studies and clinical trial services with CROs and the manufacturing of product candidates for use in its preclinical studies and clinical trials with CDMOs. These agreements may include certain provisions for purchase obligations and termination obligations that could require payments for the cancellation of committed purchase obligations or for early termination of the agreements. The amount of the cancellation or termination payments vary and are based on the timing of the cancellation or termination and the specific terms of the agreement. These obligations and commitments are not presented separately.
In addition to Tvardi’s obligation to make potential royalty payments under the BCM First Agreement and BCM Second Agreement discussed above, pursuant to Tvardi’s founder restricted stock purchase agreements with each of its founders, David J. Tweardy, M.D. and Ron DePinho, M.D., Tvardi is also obligated to pay royalties to each such founder in an amount equal to 1% each on the worldwide net sales of TTI-101 and any derivative formulations, or Royalty Bearing Product. These royalty obligations last, on a country-by-country basis, for the later of (i) the date on which the sale of Royalty Bearing Product is no longer covered by a Covered Patent (as defined below) in such country, or (ii) 15 years after the first commercial sale of Royalty Bearing Product in such country. The timing of when Tvardi’s royalty payments will actually be made is uncertain as the payments are contingent upon future activities, including the successful development, regulatory approval and commercialization of Royalty Bearing Product. A Covered Patent means, subject to certain customary exceptions, an issued patent that is owned by us or an affiliate, or for which all rights to develop and commercialize pharmaceutical products for the treatment of any human disorder, are exclusively licensed to Tvardi or an affiliate by the owner of such patent, with Tvardi’s right or Tvardi’s affiliate’s right to grant sublicenses.

Critical Accounting Estimates
Tvardi’s financial statements are prepared in accordance with U.S. GAAP. The preparation of the financial statements and related disclosures requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses in Tvardi’s financial statements. Tvardi bases its estimates on historical experience, known trends and events and various other factors that management believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Management evaluates estimates and assumptions on a periodic basis. Tvardi’s actual results may differ from these estimates.
While Tvardi’s significant accounting policies are described in more detail in Note 2 to the unaudited condensed financial statements for the nine months ended September 30, 2024 and 2023 and in Note 2 to the financial statements for the years ended December 31, 2023 and 2022, appearing elsewhere in this proxy statement/prospectus, management believes that the following accounting policies are critical to understanding Tvardi’s historical and future performance, as the policies relate to the more significant areas involving management’s judgments and estimates used in the preparation of the financial statements.
Prepaid and Accrued Research and Development Costs
Accounting for preclinical studies and clinical trials relating to activities performed by CROs and other external vendors requires management to exercise significant estimates in regard to the timing and accounting for these expenses. Tvardi estimates costs of research and development activities conducted by service providers, which include costs to properly initiate and manage ongoing preclinical studies and clinical trials. The diverse nature of services being provided under contracts with Tvardi’s CROs, CDMOs and other arrangements, the different compensation arrangements that exist for each type of service and the lack of timely information related to certain pre-clinical and clinical activities complicates the estimation of accruals for services rendered by the CROs, CDMOs and other vendors in connection with preclinical studies and clinical trials.
Examples of estimated accrued research and development expenses include:
•
expenses incurred under agreements with third parties, including Tvardi’s CROs that conducts research, preclinical studies and clinical trials on its behalf;

•
expenses incurred under agreements with third parties, including its CDMOs, that develop and manufacture its product candidate for use in Tvardi’s preclinical studies and clinical trials; and;

•
other providers and vendors in connection with research and development activities.

Tvardi bases its expenses related to preclinical studies and clinical trials on its estimates of the services received and efforts expended pursuant to quotes and contracts with its CROs, CDMOs and other third-party vendors that conduct research, preclinical studies and clinical trials on its behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to Tvardi’s vendors will exceed the level of services provided and result in a prepayment of the expense.
Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing fees, Tvardi estimates the time period over which services will be performed, the enrollment of patients and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from Tvardi’s estimate, it adjusts the accrual or amount of prepaid expense accordingly. Although Tvardi does not expect its estimates to be materially different from amounts actually incurred, its understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in Tvardi reporting amounts that are too high or too low in any particular period. To date, Tvardi has not made any material adjustments to its prior estimates of accrued research and development expenses.
Tvardi also record advance payments to service providers as prepaid expenses and other current assets, which are expensed when the contracted services are performed. If the actual timing of the performance of services varies from the estimate, then Tvardi adjusts the amount of the accrued expense or the prepaid expense accordingly.

Stock-Based Compensation Expense and Fair Value of Stock-Based Awards
Stock-Based Compensation Expense
Tvardi measures and records the expense related to stock-based awards granted to employees, directors, consultants and advisors based upon their respective fair value at the date of grant. Generally, Tvardi issues stock option awards with service-based vesting conditions and record the expense for these awards using the straight-line method such that the aggregate amount of expense recognized is at least the fair value of what has legally vested. Tvardi estimates the grant date fair value of each common stock option using the Black-Scholes option-pricing model, which requires the input of highly subjective assumptions and management’s best estimates. These estimates involve inherent uncertainties and management’s judgement. If factors change and different assumptions are used, Tvardi’s stock-based compensation could be materially different in the future.
These assumptions are estimated as follows:
•
Fair value — Because Tvardi’s common stock is not yet publicly traded, it must estimate the fair value of common stock. Tvardi’s board of directors considers numerous objective and subjective factors to determine the fair value of its common stock at each meeting in which awards are approved.

•
Expected Volatility — Because Tvardi does not have any trading history for its common stock, the expected volatility is estimated using averages of the historical volatility of its peer group of companies for a period equal to the expected term of the stock options granted. Tvardi’s peer group of publicly traded companies was chosen based on their similar size, stage in the life cycle or area of specialty. Tvardi intends to continue to consistently apply this process using the same or a similar peer group of public companies, until a sufficient amount of historical information regarding the volatility of its own common stock price becomes available.

•
Expected Term — Derived from the life of the options granted under the option plan and is based on the simplified method which is essentially the weighted average of the vesting period and contractual term.

•
Risk-Free Interest Rate — The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with a term that is equal to the options’ expected term at the grant date.

•
Dividend Yield — Tvardi has not declared or paid dividends to date and does not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero.

Changes in the foregoing assumptions can materially affect the estimate of fair value and ultimately how much share-based compensation expense is recognized; and the resulting change in fair value, if any, is recognized in Tvardi’s statements of operations during the period the related services are rendered. These inputs are subjective and generally require significant analysis and judgment to develop.
Fair Value of Stock-Based Awards
As a privately held company, there has been no public market for Tvardi’s common stock to date. The estimated fair value of Tvardi’s common stock has been determined by its board of directors as of the date of each option grant, with input from management, considering the most recently available third-party valuations of its common stock and its board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.
Tvardi’s third-party valuations of common stock were prepared using the option-pricing method (OPM), which used a market approach to estimate Tvardi’s enterprise value. The OPM treats common stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger.
These third-party valuations resulted in a valuation of Tvardi’s common stock of $0.92 and $0.82 as of June 30, 2023 and June 30, 2022, respectively. In addition to considering the results of these third-party valuations, Tvardi’s board of directors considered various objective and subjective factors to determine the fair value of its common stock as of each grant date, including:
•
the prices at which Tvardi sold shares of its preferred stock and the superior rights and preferences of the preferred stock relative to its common stock at the time of each grant;

•
the lack of an active public market, for Tvardi’s common stock and preferred stock;

•
the progress of Tvardi’s research and development programs, including the status and results of preclinical studies and clinical trials for its product candidates;

•
Tvardi’s stage of development and commercialization and its business strategy, and material risks to its business;

•
external market conditions affecting the pharmaceutical and biopharmaceutical industry and trends within each industry;

•
Tvardi’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

•
the likelihood of achieving a liquidity event, such as an initial public offering or sale of Tvardi in light of prevailing market conditions; and

•
the analysis of initial public offerings and the market performance of similar companies in the biopharmaceutical industry.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if Tvardi had used significantly different assumptions or estimates, the fair value of its common stock and its stock-based compensation expense could have been materially different. For the nine months ended September 30, 2024 and year ended December 31, 2023, if there was a 10% increase in the valuation of its common stock at each of the valuation dates listed above and to the underlying exercise price of stock options granted during the year assuming that such options were granted with an exercise price equal to the fair value of common stock, the impact to its stock-based compensation expense would not be material. If there was a 10% decrease in the valuation of its common stock at each of the valuation dates listed above and to the underlying exercise price of stock options granted during the year assuming that such options were granted with an exercise price equal to the fair value of common stock, the impact to its stock-based compensation expense would not be material for the nine months ended September 30, 2024 and year ended December 31, 2023. Tvardi’s estimate of fair value is reviewed and approved by its board of directors.
Once a public trading market for Tvardi’s common stock has been established in connection with the completion of this Merger, it will no longer be necessary for Tvardi’s board of directors to estimate the fair value of its common stock in connection with its accounting for stock options and other such awards Tvardi may grant, as the fair value of its common stock will be determined based on the quoted market price of its common stock.
Options Granted
The following table summarizes by grant date the number of shares subject to options granted from January 1, 2023 through the date of this proxy statement/prospectus, the per share exercise price of the options, the per share fair value of common stock underlying the options on each grant date and the per share estimated fair value of the options:
Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options	Per Share Fair Value of Common Stock	Per Share Estimated Fair Value of Options
January 12, 2023	607,129	$0.82	$0.82	$0.52
June 27, 2023	60,000	$0.82	$0.82(1)	$0.52
June 27, 2023	20,000	$0.82	$0.82(1)	$0.53
January 31, 2024	25,000	$0.92	$0.92	$0.62

(1)
At the time of the options grants on June 27, 2023, Tvardi’s board of directors determined that the fair value of its common stock of $0.82 per share, calculated by its third-party valuation as of June 30, 2022, reasonably reflected the per share fair value of its common stock as of the grant date. Tvardi applied the fair value of common stock from its retrospective fair value assessment to determine the fair value of the June 27, 2023 awards, noting an immaterial incremental stock-based compensation expense to be recorded for accounting purposes of approximately $2,000.

Recently Issued and Adopted Accounting Pronouncements
A description of recently issued accounting pronouncements that may potentially impact Tvardi’s financial position and results of operations is disclosed in Note 2 to the unaudited condensed financial statements for the nine months ended September 30, 2024 and 2023 and in Note 2 to the financial statements for the years ended December 31, 2023 and 2022, included elsewhere in this proxy statement/prospectus.
Quantitative and Qualitative Disclosures About Market Risks
Interest Rate Risk
As of September 30, 2024 and December 31, 2023, Tvardi had $9.4 million and $22.9 million in cash and cash equivalents, respectively, which are primarily maintained in accounts with multiple financial institutions in the United States. Tvardi may maintain cash and cash equivalent balances in excess of Federal Deposit Insurance Corporation limits. Tvardi does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. Tvardi’s primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. Due to the short-term duration and low risk profile of Tvardi’s cash equivalents, it believes an immediate 10% change in interest rates would not have a material effect on their fair market value.
Effects of Inflation
Inflation generally affects Tvardi by increasing the cost of labor and research and development contract costs. Tvardi does not believe inflation has had a material effect on its results of operations during the periods presented in its financial statements included elsewhere in this proxy statement/prospectus.
Foreign Currency Exchange Risk
All of Tvardi’s employees and its operations are currently located in the United States, and expenses are generally denominated in U.S. dollars. As such, Tvardi is not exposed to financial risks from exchange rate fluctuations between U.S. dollars and other currencies.

MANAGEMENT FOLLOWING THE MERGER
The following table provides information regarding the expected directors and executive officers of the combined company following the closing of the Merger:
Name	Age	Position
Imran Alibhai, Ph.D.	48	Chief Executive Officer and Director
Dan Conn, J.D., M.B.A.	57	Chief Financial Officer
John Kauh, M.D.	51	Chief Medical Officer
Jeffrey Larson, Ph.D., DABT	63	Senior Vice President, Research & Development
Yixin “Joseph” Chen, Ph.D.	64	Vice President, Chemistry, Manufacturing and Controls
Sujal Shah	51	Chairman of the Board
Wallace Hall	62	Director
Shaheen Wirk, M.D.	47	Director
Michael Wygza	69	Director
Executive Officers
Imran Alibhai, Ph.D. has served as Tvardi’s Chief Executive Officer and a member of its board of directors since December 2018. Since 2018, Dr. Alibhai has also served on the Scientific Advisory Board for NASA’s Translational Research Institute for Space Health. Prior to serving as Tvardi’s Chief Executive Officer, Dr. Alibhai was a Senior Vice President and Managing Director of DNAtrix, a clinical stage biotechnology company developing oncolytic viruses for cancer from 2014 to 2018. From 2010 to 2013, Dr. Alibhai was an investment banker in Peter J. Solomon’s Healthcare Advisory Group, focused on M&A transactions in science-based markets including biopharmaceuticals, medical devices/diagnostics and life science tools. From 2007 to 2010, Dr. Alibhai served as the Senior Director at Alexandria Venture Investments, where he was responsible for investments in emerging companies and funds in the healthcare sector. From 2006 to 2007, he directed investments for PIPE’s and long/short positions in MPM Capital’s BioEquities hedge fund. Dr. Alibhai received a Ph.D. in Molecular Neuroscience from the University of Texas Southwestern Medical School and a B.S. in Biology from Duke University. We believe that Dr. Alibhai’s scientific and medical expertise, as well as his industry, academic and leadership roles, and his knowledge of the Company as Chief Executive Officer, makes him well qualified to serve on the combined company board of directors.
Dan Conn, J.D., M.B.A. has served as Tvardi’s Chief Financial Officer since January 2022. Previously, Mr. Conn held multiple positions at Christie’s International Real Estate, including Chief Operating Officer from January 2014 to October 2014 and Chief Executive Officer and a member of the board of directors from October 2014 to November 2021. In these roles, Mr. Conn managed Christie’s global real estate brand licensing and brokerage business and focused on expanding the business into new areas and strategic development. From January 2012 to January 2014, Mr. Conn served as Senior Vice President of Asset Management at Brookfield Asset Management. Prior to that, he served as a Director in the Restructuring Advisory Group of Peter J. Solomon Company from June 2010 to March 2012. Mr. Conn received an M.B.A. from the Anderson School of Business at the University of California, Los Angeles and a J.D. and B.A. in Philosophy from the University of Toronto.
John Kauh, M.D. has served as Tvardi’s Chief Medical Officer since January 2023. Prior to that, Dr. Kauh held multiple positions at HUTCHMED, including serving as Vice President of Clinical Development from September 2020 to February 2023 and Executive Director, Clinical Development from September 2018 to September 2020. In these roles, he oversaw clinical development of agents ranging from Phase 1 to Phase 3 and provided medical oversight to various global clinical trials evaluating small-molecule inhibitors in oncology and personally led the NDA and MAA regulatory submissions for surufatinib. From May 2017 to September 2018, Dr. Kauh served as the Executive Director of Clinical Science — Oncology at Glenmark Pharmaceuticals. From November 2013 to May 2017, he served as the Senior Medical Director at ImClone Systems, a wholly owned subsidiary of Eli Lilly and Company. Dr. Kauh received an

M.D. from Kimmel College of Medicine (formerly known as Jefferson Medical College) and a B.S. in Science from Penn State University.
Jeffrey Larson, Ph.D., DABT has served as Tvardi’s Senior Vice President, Research & Development, since November 2020. Since November 2016, he has also served a member of the Houston Methodist Academic Institute, Translational Research Initiative External Advisory Board. From June 2018 to November 2020, Dr. Larson served as Vice President of Product Development at Iterion Therapeutics, where he oversaw chemistry manufacturing and controls, regulatory affairs, and quality and nonclinical research and development. From December 2015 to June 2018, Dr. Larson served as Vice President, Nonclinical Development at Beta Cat Pharmaceutical, which is now Iterion Therapeutics. From December 2015 to February 2019, Dr. Larson also served as Vice President, Nonclinical Development at Salarius Pharmaceuticals. Dr. Larson received a Ph.D. in Toxicology/Pharmacology from Washington State University and a B.A. in Environmental Science from Minot State University.
Yixin “Joseph” Chen, Ph.D. has served as Tvardi’s Vice President, Chemistry, Manufacturing and Controls, since October 2021. From March 2015 to October 2021, Dr. Chen served as the Owner and President of Cheminopti LLC, a consulting firm, where he provided strategic guidance and technical leadership for all aspects of CMC development. From September 2019 to October 2021, Dr. Chen served as the Director of Pharmaceutical Development and Manufacturing at SIGA Technology, Inc., a commercial-stage pharmaceutical company, where he oversaw both drug substance and drug product CMC activities for early-stage development and commercialization in the United States and European Union. Dr. Chen received a Ph.D. in analytical chemistry from the University of Memphis, Tennessee and B.S. and M.S degrees in Chemical Engineering from Tianjin University, China.Non-Employee Directors
Non-Employee Directors
Sujal Shah has served as a member of Tvardi’s board of directors since January 2021 and as Chairman of the board of directors since March 2024. Mr. Shah served as President and Chief Executive Officer at CymaBay Therapeutics from April 2017 until the sale of the company to Gilead Sciences for $4.3 billion in March 2024. Mr. Shah joined CymaBay as Chief Financial Officer in 2012, taking the company public in 2013. Prior to CymaBay, Mr. Shah was a healthcare investment banker for Citigroup from 2010 to 2012 and Credit Suisse First Boston from 2004 to 2010, where he was responsible for managing client relationships and executing strategic and financing related transactions for clients focused on life sciences. Mr. Shah also serves as a director at Opthea Limited, an Australia based clinical-stage biopharmaceutical company. Mr. Shah received an M.B.A. from the Carnegie Mellon University Tepper School of Business, where he currently serves on the Business Board of Advisors, and M.S. and B.S. degrees in Biomedical Engineering from Northwestern University. We believe Mr. Shah’s extensive executive experience managing the operational and financial issues of biopharmaceutical companies provide him with the qualifications and skills to serve on the combined company board of directors.
Wallace Hall has served as a member of Tvardi’s board of directors since June 2018. Mr. Hall cofounded and has served as the President of Wetland Partners, LP, which is primarily engaged in wetland mitigation banking and oil & gas investment from February 1999 to present. Mr. Hall also co-founded BioMatrix Partners, an investment partnership focused on public and private biotechnology companies, where he has served as Limited Partner from October 2013 to present. From February 2011 to February 2017, Mr. Hall served on the University of Texas System Board of Regents. Mr. Hall also serves as a director at Vooks, Inc., a private company. Mr. Hall received a B.A. in Economics from the University of Texas at Austin. We believe Mr. Wallace is qualified to serve on the combined company board of directors because of his business expertise and experience serving as an investment partner to both public and private biotechnology companies.
Shaheen Wirk, M.D. has served as a member of Tvardi’s board of directors since March 2024 and as a special advisor to management and the board since January 2021. Dr. Wirk is the founder of Palkon Capital Management, a health-care dedicated investment firm, where he has served as the Chief Investment Officer since August 2013. From May 2001 to 2012, Dr. Wirk served as a Healthcare Analyst at Bridger Capital LLC. Dr. Wirk received his M.D., M.B.A., and B.S. in Biology from Duke University. We believe Dr. Wirk is qualified to serve on the combined company board of directors due to his educational background and extensive experience in the life science industry as an analyst and investor.

Michael S. Wyzga has been a member of Tvardi’s board of directors since March 2021. Since November 2013, Mr. Wyzga has served as the President of MSW Consulting Inc., a strategic consulting group focused in the life sciences area. From December 2011 until November 2013, Mr. Wyzga served as President and Chief Executive Officer and a member of the board of directors of Radius Health, Inc., a publicly traded biopharmaceutical company. Prior to that, Mr. Wyzga served in various senior management positions at Genzyme Corporation, a publicly traded global biotechnology company. Mr. Wyzga joined Genzyme in February 1998 and most recently served as Executive Vice President, Finance from May 2003 until November 2011 and as Chief Financial Officer from July 1999 until November 2011.Mr. Wyzga is also the Chairman of the board of directors of X4 Pharmaceuticals, Inc., a public company since July 2018, Chairman of the board of directors of GenSight Biologics S.A., a Euronext traded biopharmaceutical company, where he has served since July 2015, and Chairman of the board of directors of Mereo BioPharma Group plc (formerly Oncomed Pharmaceuticals, Inc.), where he served from October 2013 through the business combination in April 2019. He received an M.B.A. from Providence College and a B.S. from Suffolk University. We believe that Mr. Wyzga’s senior management experience at biopharmaceutical and biotechnology companies, his current and past experience on boards of directors of public companies, and his financial expertise qualifies him to serve as a member of the combined company board of directors.
Family Relationships
There are no family relationships among any of Cara’s current directors and executive officers, and there are no family relationships among any of the combined company’s proposed directors and executive officers.
Composition of the Board of Directors Following the Merger
Cara’s Board is divided into three classes. Each class has a three-year term. Vacancies on the Cara Board shall remain open unless the Cara Board determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders, except as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum or by the sole remaining director. A director elected by the Cara Board to fill a vacancy in a class, including vacancies created by an increase in the number of directors, shall serve for the remainder of the full term of that class and until the director’s successor is duly elected and qualified.
Pursuant to the Merger Agreement, each of the directors and officers of Cara who will not continue as directors or officers of the combined company following the completion of the Merger shall resign immediately prior to the Effective Time. Following the completion of the Merger, the Combined Company Board anticipates that it will consist of seven directors and will be comprised of five members designated by Tvardi (Sujal Shah, Michael Wyzga, Wallace Hall, Shaheen Wirk and Imran Alibhai), one member to be designated by Cara prior to Closing and one vacancy, to be designated by Tvardi if prior to the closing of the Merger or by the combined company if following the consummation of the Merger.
Independence of the Board of Directors
Nasdaq Rule 5605 requires a majority of a listed company’s board of directors to be comprised of independent directors. In addition, Nasdaq requires that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act. Under Rule 5605(a)(2), a director will only qualify as an “independent director” if, in the opinion of the Combined Company Board, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries.
It is anticipated that each individual expected to serve on the Combined Company Board upon the completion of the Merger, other than Imran Alibhai will qualify as an independent director under the Nasdaq listing standards.

Board Leadership Structure
The Combined Company Board will be chaired by Sujal Shah. Mr. Shah is an independent director. The Chairperson has authority, among other things, to establish the agenda for meetings of the independent directors of the Board and to preside over meetings of the independent directors and any portions of the meetings of the Board evaluating the performance of the Board. Our management believes that this governance structure creates an environment that is conducive to objective evaluation and independent oversight, thereby improving the effectiveness of the Board as a whole.
Role of Board in Risk Oversight
One of the key functions of the Combined Company Board will be to oversee the combined company’s risk management process. The Combined Company Board is not anticipated to have a standing risk management committee, but rather expects to administer this oversight function directly through the Combined Company Board as a whole, as well as through various standing committees of the Combined Company Board that address risks inherent in their respective areas of oversight. In particular, Combined Company Board will be responsible for monitoring and assessing strategic risk exposure, including a determination of the nature and level of risk appropriate for the combined company, The Combined Company Board is also expected to focus on emerging risks, as well as risk mitigation strategies. The audit committee of the Combined Company Board (Audit Committee) will have the responsibility to consider and discuss, with management and the combined company’s independent auditors, the major financial risk exposures and the steps its management should take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management will be undertaken. The Audit Committee is also expected to monitor compliance with legal and regulatory requirements, as well as cyber-security risk, in addition to oversight of the combined company’s internal control over financial reporting and disclosure controls and procedures. The Compensation Committee will also assess and monitor whether any of the combined company’s compensation policies and programs has the potential to encourage excessive risk taking.
Committees of the Combined Company Board
The Combined Company Board will have an Audit Committee, a Compensation Committee and a nominating and corporate governance committee (Nominating and Corporate Governance Committee, and together with the Audit Committee and the Compensation Committee, the Committees), each of which will have the composition and the responsibilities described below. It is anticipated that each member of the Committees will be an independent director as that term is defined by the SEC and Nasdaq. Each of the Committees has the authority, as its members deem appropriate, to engage legal counsel or other experts or consultants in order to assist the Committee in carrying out its responsibilities.
Audit Committee
The Audit Committee assists the Combined Company Board by providing oversight of financial management, independent auditor and financial reporting procedures, as well as such other matters as directed by the Combined Company Board or the Audit Committee Charter. Among other things, the Audit Committee’s responsibilities include:
•
evaluating the performance of and assesses the qualifications of the independent auditors;

•
determining and approving the engagement of the independent auditors;

•
determining whether to retain or terminate the existing independent auditors or to appoint and engage new independent auditors;

•
reviewing and approving the retention of the independent auditors to perform any proposed permissible non-audit services;

•
monitoring the rotation of partners of the independent auditors on the combined company’s audit engagement team as required by law;

•
reviewing and approving or reject transactions between the combined company and any related persons;

•
conferring with management and the independent auditors regarding the effectiveness of internal controls over financial reporting, the objectivity of the combined company’s financial reporting and the combined company’s accounting policies and practices;

•
establishing procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by the combined company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

•
meeting to review the combined company’s annual audited financial statements and quarterly financial statements with management and the independent auditor, including a review of the combined company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Audit Committee of the combined company is expected to retain these duties and responsibilities following the completion of the Merger.
Following the completion of the Merger, the members of the combined company’s Audit Committee are expected to be Michael Wyzga, who is expected to be the Chair, Wallace Hall and Shaheen Wirk. All members of the Audit Committee will meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq and Michael Wyzga will qualify as an audit committee financial expert as defined under the applicable rules of the SEC and have the requisite financial sophistication as defined under the applicable rules and regulations of Nasdaq. Under the rules of the SEC, members of the Audit Committee must also meet heightened independence standards. Cara and Tvardi believe that, following the completion of the Merger, each member of the Audit Committee will be independent under the applicable rules of the SEC and Nasdaq. The Audit Committee will operate under a written charter that will satisfy the applicable standards of the SEC and Nasdaq.
Compensation Committee
The Compensation Committee reviews the performance and development of management in achieving corporate goals and objectives and assures that the combined company’s executive officers (including the chief executive officer) are compensated effectively in a manner consistent with the combined company’s strategy, competitive practice and stockholder interests, as well as such other matters as directed by the Combined Company Board or the Compensation Committee Charter. Among other things, the Compensation Committee’s responsibilities include:
•
establishment of corporate and individual performance objectives relevant to the compensation, including incentive-based and equity-based compensation, of the combined company’s Chief Executive Officer and evaluation of performance in light of these stated objectives;

•
review and approval of the corporate and individual performance objectives of the combined company’s other executive officers;

•
review and approval of the compensation and other terms of employment or service, including severance and change-in-control arrangements, of the combined ‘s Chief Executive Officer;

•
setting the compensation of the Company’s other executive officers and directors based in part on recommendations of the Chief Executive Officer;

•
administration of the Company’s equity compensation plans, 401(k) plan, and other similar plans and programs;

•
preparing a compensation committee report on executive compensation as may be required from time to time to be included in the Company’s annual proxy statements or annual reports on Form 10-K filed with the SEC;

•
reviewing and discussing with management the Company’s Compensation Discussion and Analysis that the Company may be required from time to time to include in proxy statements and other SEC filings and considers whether to recommend that it be included in such filings; and

•
overseeing risk management of our compensation programs, policies and practices, including an annual review of our programs to ensure that they are not reasonably likely to incentivize employee behavior that would result in any material adverse risk to the Company.

The Compensation Committee has the authority to form and delegate authority to one or more subcommittees as it deems appropriate from time to time under the circumstances. The Compensation Committee annually reviews the performance of each of the executive officers, including the chief executive officer. In accordance with the authority granted to it, the Committee then either determines the compensation of each executive officer or makes recommendations regarding such compensation to the Combined Company Board for approval.
The Compensation Committee of the combined company is expected to retain these duties and responsibilities following the completion of the Merger.
Following the completion of the Merger, the members of the Compensation Committee are expected to be Sujal Shah, who is expected to be the Chair, Michael Wyzga and Wallace Hall. To qualify as independent to serve on the combined company’s Compensation Committee, the Nasdaq listing standards require a director not to accept any consulting, advisory, or other compensatory fee from the combined company, other than for service on the Combined Company Board, and that the Combined Company Board consider whether a director is affiliated with the combined company and, if so, whether such affiliation would impair the director’s judgment as a member of the combined company’s Compensation Committee. Cara and Tvardi believe that, after the completion of the Merger, the composition of the Compensation Committee will meet the requirements for independence under, and the functioning of such Compensation Committee will comply with any applicable requirements of the rules and regulations of Nasdaq and the SEC.
Nominating and Corporate Governance Committee
The Nominating and Corporate Governance Committee identifies qualified individuals for membership on the Combined Company Board, recommends to the Combined Company Board the director nominees to fill vacancies on the Combined Company Board and to stand for election at the next annual meeting of stockholders, develops and recommends to the Combined Company Board a set of corporate governance guidelines for the Combined Company Board and provides oversight of the corporate governance affairs of the Combined Company Board, as well as such other matters as directed by the Combined Company Board or the Nominating and Corporate Governance Charter. Among other things, the Nominating and Corporate Governance Committee’s responsibilities include:
•
assessing the need for new directors;

•
identifying, reviewing and evaluating candidates to serve as directors of the combined company (consistent with criteria approved by the Combined Company Board);

•
reviewing and evaluating incumbent directors’ performance, participation and qualifications;

•
recommending to the Combined Company Board candidates for selection to the Combined Company Board;

•
making recommendations to the Combined Company Board regarding the membership of the committees of the Combined Company Board;

•
monitoring the quality of the relationship between management and the Combined Company Board;

•
annually assessing the performance of the Combined Company Board; and

•
developing and monitoring a set of corporate governance principles for the combined company.

The Nominating and Corporate Governance Committee is responsible for identifying individuals that the Nominating and Corporate Governance Committee believes are qualified to become members of the Combined Company Board.
Following the completion of the Merger, the members of the Nominating and Corporate Governance Committee are expected to be Shaheen Wirk, who will serve as Chair, and Michael Wyzga and Wallace Hall.

Each of the members of the combined company’s Nominating and Corporate Governance Committee will be independent under the applicable rules and regulations of Nasdaq relating to nominating and corporate governance committee independence. Cara’s Board has adopted a written Nominating and Corporate Governance Committee charter available to stockholders.
The Nominating and Corporate Governance Committee regularly reviews director competencies, qualities and experiences, with the goal of ensuring that the Combined Company Board is comprised of an effective team of directors who function collegially and who are able to apply their experience toward meaningful contributions to our business strategy and oversight of our performance, risk management, organizational development and succession planning.
The Nominating and Corporate Governance Committee of the combined company is expected to retain these responsibilities following completion of the Merger.
Compensation Committee Interlocks and Insider Participation
In connection with the completion of the Merger, the Combined Company Board is expected to select members of the Compensation Committee. Each member of the Compensation Committee is expected to be a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. None of the proposed members of the of the Compensation Committee was or is one of the combined company’s officers or employees, and none of the combined company’s executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined company’s Board of Directors or Compensation Committee following the completion of the Merger.
Corporate Governance Guidelines
Following the completion of the Merger, the Combined Company Board expects to retain the Corporate Governance Guidelines adopted by Cara, which are designed to ensure effective corporate governance of the combined company. The guidelines cover topics including, but not limited to, board composition and selection, board meetings and involvement of senior management, chief executive officer performance evaluation and succession planning, and board committees and compensation. The Corporate Governance Guidelines will be reviewed periodically by the Nominating and Corporate Governance Committee and amended by the Combined Company Board when appropriate.
Code of Business Conduct and Ethics
The Combined Company Board will maintain a Code of Business Conduct and Ethics that applies to all directors, officers and employees, including the combined company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Business Conduct and Ethics will cover fundamental ethical and compliance-related principles and practices such as conflicts of interest, compliance with laws, use of our assets and business ethics. The Code of Business Conduct and Ethics, and any applicable waivers or amendments, will be made available on the combined company’s website.

CARA’S EXECUTIVE AND DIRECTOR COMPENSATION
Cara is a “smaller reporting company” under Item 10 of Regulation S-K promulgated under the Exchange Act and the following compensation disclosure is intended to comply with the requirements applicable to smaller reporting companies. Although the rules allow Cara to provide less detail about its executive compensation program than companies that are not smaller reporting companies, Cara’s Compensation Committee is committed to providing the information necessary to help stockholders understand its executive compensation-related decisions. Accordingly, this section includes supplemental narratives that describe Cara’s 2024 compensation program for Cara named executive officers.
Cara’s named executive officers for the year ended December 31, 2024 are as follows:
•
Christopher Posner, President and Chief Executive Officer;

•
Ryan Maynard, Chief Financial Officer; and

•
Scott Terrillion, General Counsel, Secretary and Chief Compliance Officer.

Compensation Mix
Cara has a pay-for-performance focused executive compensation philosophy. Cara believes that compensation should be designed to drive company performance to increase stockholder value. Cara seeks to achieve this by using different elements of compensation and a market-based approach to attract, retain and motivate a high-performing team of executive officers and by aligning most of the compensation of each of Cara’s executives with Cara’s short- and long-term performance, as well as each such executive’s individual contributions. Cara believes that it is important that performance- and equity-based compensation comprise a substantial portion of the total compensation of each of Cara’s executives in order to align Cara’s executives’ interests with those of Cara’s stockholders.
Clawback Policy
The Company adopted an incentive compensation clawback policy on November 28, 2023 that complies with SEC rules under the Dodd-Frank Wall Street Reform and Consumer Protection Act and related stock exchange listing rules.
2024 Summary Compensation Table
The table below shows for the periods presented, compensation awarded to or paid to, or earned by, Cara’s named executive officers.
Name and Principal Position	Year	Salary ($)	Option awards ($)(1)	Non-equity incentive plan compensation ($)(2)	All other compensation ($)(3)	Total ($)
Christopher Posner President and Chief Executive Officer	2024	728,000	326,800	—	11,079	1,065,879
	2023	728,000	1,769,000	414,960	10,509	2,922,469
Ryan Maynard Chief Financial Officer	2024	478,400	117,800	—	11,079	607,279
	2023	478,400	573,156	181,792	10,509	1,243,857
Scott Terrillion(4) General Counsel, Secretary and Chief Compliance Officer	2024	463,840	117,800	—	11,217	592,857

(1)
Amounts reflect the grant date fair value of each option award granted, calculated in accordance with ASC 718. The amounts reflected for 2024 consist of stock options that contained performance conditions and assumes achievement of full performance and excludes the effect of forfeitures. See Performance-based Stock Options below. All of the option awards reported in the table above were granted under Cara’s 2014 Plan and had a term of ten years from the date of grant. The assumptions Cara uses in calculating the grant date fair value of stock options are substantially similar to those set forth in Note 15 to Cara’s unaudited condensed financial statements for the quarter ended September 30, 2024 included elsewhere in this proxy statement/prospectus. This amount does not reflect dollar amounts actually received by the executive officer or the economic value that may be received by the executive officer upon stock option exercise or any sale of the underlying shares of common stock. The performance conditions of the stock options granted in 2024 were not achieved and, accordingly, all of these stock options were forfeited.
(2)
Amounts reflect annual performance-based cash bonus awards earned by each applicable executive officer based on the Compensation Committee’s assessment of Cara’s performance against corporate objectives determined by the Compensation Committee which were communicated to such officer around the beginning of the fiscal year. For 2023, the annual cash incentive bonuses were based on Cara’s achievement of clinical, regulatory, financial and operational objectives. For 2024, the corporate performance objectives have not been met and, accordingly, no cash bonuses have been earned for 2024.

(3)
Amounts reflect for 2024: (a) for Mr. Posner, $10,350 for 401(k) Plan safe harbor contribution, and $729 of life insurance premiums; (b) for Mr. Maynard $10,350 for 401(k) Plan safe harbor contribution, and $729 in life insurance premiums, and (c) for Mr. Terrillion, $10,350 for 401(k) Plan safe harbor contribution, and $867 of life insurance premiums.

(4)
Mr. Terrillion was not a named executive officer for 2023 and, accordingly, compensation information for Mr. Terrillion for 2023 is not included in the summary compensation table.

Narrative Disclosure to 2024 Summary Compensation Table
Executive Compensation Elements
The primary elements of Cara’s executive compensation program for 2024 were:
•
base salary;

•
annual performance-based cash compensation;

•
equity incentive awards; and

•
severance and change in control benefits.

In addition to these primary elements of executive compensation, Cara also offers its executive officers broad-based health and welfare benefits and 401(k) plan benefits consistent with the benefits Cara provides to its other full-time, salaried employees.
Base Salary
Base salary represents the fixed portion of the compensation of Cara’s executive officers, including Cara’s named executive officers, and is an important element of compensation intended to attract and retain highly-talented individuals. The purpose of base salary is to provide compensation at a level consistent with competitive practices, reflective of the role, responsibilities, skills, experience and performance of Cara’s executive officers. The Compensation Committee’s decisions on base salary levels for the named executive officers are primarily based on its review of competitive market information for comparable positions, the executive’s performance of his or her duties, criticality of the executive’s role to the execution of Cara’s corporate goals and the executive’s potential to impact future business results. Base salary is the only element of compensation that is fixed; the remainder and majority of each executive officer’s potential compensation is composed of variable compensation that is designed to incentivize shorter-term (annual) or longer-term performance.
With respect to the fiscal year 2024, in February 2024 the Compensation Committee reviewed and evaluated base salaries of Cara’s executive officers and determined that 2024 base salaries would remain at the 2023 levels of $728,000, $478,400 and $463,840 for Mr. Posner, Mr. Maynard and Mr. Terrillion, respectively.

Annual Performance-Based Cash Compensation
Pursuant to Cara’s executive bonus plan, each executive officer is eligible to receive a target bonus determined as a percentage of his or her annual base salary. Annual performance-based cash compensation is variable and its purpose is to motivate and reward Cara’s executive officers for achievement of annual goals and align management and stockholder interests by linking pay and performance. Cara’s Compensation Committee determines these target bonus percentages for each executive officer position primarily based on the range of target bonus percentages for similar positions at peer companies. Cara’s Compensation Committee periodically reviews and evaluates each executive officer’s target bonus percentage. The target bonus percentages for Cara’s named executive officers are as follows:
Named Executive Officer	Target Bonus %
Christopher Posner	60%
Ryan Maynard	40%
Scott Terrillion	40%
In August 2024, the Compensation Committee established a predefined performance objective for Cara’s named executive officers, which provides that 100% of the target bonus for each named executive officer is payable if Cara enters into a definitive agreement for a merger transaction on or before March 31, 2025, which has now occurred, with the payment of the bonus conditioned on the closing of the merger. The actual performance-based bonus paid, if any, will be calculated by multiplying the executive’s annual base salary, target bonus percentage and percentage achievement of the performance objectives.
Equity Incentive Awards
Cara uses equity awards to motivate its executive officers, including the named executive officers, to increase the long-term value of its common stock and, thereby, to align the interests of Cara’s executive officers with those of its stockholders. These equity awards are intended to further its success by ensuring that sustainable value creation is a key factor in its executive officers’ management of its business.
The size and form of these equity awards is determined by the Compensation Committee in its discretion. As described below, in 2024, Cara granted equity awards in the form of performance-based stock options to its named executive officers as part of its long-term incentive compensation program. In prior years, the Compensation Committee also granted a portion of the annual equity awards in the form of service-based stock options, time-based RSUs and performance-based RSUs. However, in 2024, the Compensation Committee elected not to issue RSUs or service-based options, but rather to grant exclusively performance-based stock options in order to further incentivize Cara’s executive officers to focus on corporate performance objectives.
Performance-based Stock Options.   The Compensation Committee elected to use performance-based stock options covering shares of Cara’s common stock as long-term incentives because they reward Cara’s executive officers for the achievement of corporate objectives, which aligns the interests of management with Cara’s stockholders by rewarding them upon the Company’s achievement of value-creating milestones.
Annual Equity Awards
The annual equity grants to Cara’s named executive officers are evaluated and approved by the Compensation Committee in the context of each named executive officer’s total compensation and take into account the market data provided by compensation consultants in addition to the individual officer’s responsibilities and performance. The Compensation Committee also takes into account the recommendations of the Chief Executive Officer with respect to appropriate grants (other than for the Chief Executive Officer) and any particular individual circumstances.
2024 Stock Option Awards
In March 2024, the Compensation Committee approved the following performance-based stock option grants to Cara’s named executive officers as part of its annual executive compensation review process, at a per share exercise price equal to the fair market value of a share of Cara’s common stock on the grant date. Each of the performance-based stock options were to vest upon Cara meeting certain specified development and regulatory milestones related to Cara’s clinical program in NP and financial milestones. In June 2024, Cara discontinued its clinical program in NP and announced it was streamlining its operating plan exploring strategic alternatives focused on maximizing shareholder value. Because the performance milestones of these stock options were not achieved, the options were forfeited.
Named Executive Officer	Performance-based Stock Option Grant (# shares)(1)
Christopher Posner	35,833
Ryan Maynard	12,917
Scott Terrillion	12,917

(1)
The number of shares subject to the options as set forth in the table above give effect to a one-for-12 reverse stock split of Cara’s common stock, which was effected in December 2024.

Employment Agreements with Cara’s Named Executive Officers
Christopher Posner
Cara is party to an executive employment agreement with Mr. Posner that was entered into in October 2021. The agreement provides for an initial annual base salary and target bonus. Mr. Posner’s salary and target bonus for 2024 are discussed above. The employment agreement also provides for participation in Cara’s employee benefit plans and programs, and reimbursement for reasonable business expenses in accordance with Cara’s standard expense reimbursement policy.
Ryan Maynard
Under Ryan Maynard’s offer letter entered into in August 2022, Mr. Maynard serves as Cara’s Chief Financial Officer. Mr. Maynard’s salary and target bonus for 2024 are discussed above. Mr. Maynard is also eligible to participate in Cara’s employee benefit plans and programs, and to receive reimbursement for reasonable business expenses in accordance with Cara’s standard expense reimbursement policy.
Scott Terrillion
Under an offer letter entered into in October 2016, Mr. Terrillion serves as Cara’s General Counsel. Mr. Terrillion’s salary and target bonus for 2024 are discussed above. In addition to the salary and bonus, Mr. Terrillion is also eligible to participate in Cara’s employee benefits plans and programs, and to receive reimbursement for reasonable business expenses in accordance with Cara’s standard expense reimbursement policy.
Severance and Change in Control Benefits
Cara has entered into participation agreements with each of Mr. Maynard and Mr. Terrillion with respect to the Severance Plan that Cara’s Board approved in October 2021 upon the recommendation of the Compensation Committee (Severance Plan).
The Severance Plan provides for certain severance benefits for each employee of Cara who (i) is the Chief Executive Officer or has been designated by the Cara Board or Compensation Committee to participate in the Severance Plan, (ii) has executed Cara’s standard confidentially and inventions assignment agreement, and (iii) has timely and properly executed and delivered a participation agreement to Cara (each, a Covered Employee) in the event the Covered Employee’s employment is terminated by Cara without Cause or the Covered Employee resigns for Good Reason (each such term as defined in the Severance Plan), so long as, in either case, such termination is not due to the Covered Employee’s death or disability (any such termination, a Covered Termination). Mr. Maynard and Mr. Terrillion are both Covered Employees under the Severance Plan. In the event of a Covered Termination outside of the Change in Control Period (as defined below), each such individual will be eligible to receive:
(a)   cash severance in an amount equal to the Covered Employee’s base salary for nine months;
(b)   a prorated portion of the Covered Employee’s target annual bonus (if any), for the year in which the Covered Termination occurs; and
(c)   payment of the applicable premiums for the Covered Employee and the Covered Employee’s eligible dependents to continue coverage under COBRA following the date of the Covered Termination for up to nine months.
If a Covered Termination occurs within the Change in Control Period, then each such individual will be eligible to receive the following enhanced severance benefits:
(a)   the base salary and COBRA severance described in clauses (a) and (c) above, except the amount of the base salary severance and duration of the COBRA severance will be calculated based on a 12-month period;
(b)   a cash amount equal to the Covered Employee’s target annual bonus for the year of the Covered Termination; and
(c)   each of the Covered Employee’s then-outstanding equity awards subject to time-based vesting will accelerate and vest as to all unvested shares subject to the equity award. The Covered Employee must timely execute, deliver to Cara and allow to become effective a general release of claims, to be eligible for any of the severance benefits described above. The Severance Plan contains certain covenants regarding confidential information and non-disparagement.
Mr. Posner does not currently participate in the Severance Plan and instead is eligible for severance benefits under his executive employment agreement. Under the terms of his agreement, upon execution and effectiveness of a general release of claims, Mr. Posner will be entitled to severance payments if Cara terminates his employment without Cause (as defined in the executive employment agreement), or if he resigns his employment with Cara for Good Reason (as defined in the executive employment agreement).
If such termination occurs other than during the 12 month period following a Change in Control (as defined in the executive employment agreement), Mr. Posner will be eligible to receive the following enhanced severance benefits:
(a)   an amount equal to 12 months of continued base salary, payable on Cara’s regular payroll dates;
(b)   payment of applicable COBRA premiums for up to 12 months following termination;
(c)   a lump-sum payment equal to his target bonus, pro-rated for the portion of the year he was employed; and
(d)   12 additional months of equity vesting.
If such termination occurs during the 12 month period following a Change in Control, Mr. Posner will be eligible to receive the following enhanced severance benefits:
(a)   an amount equal to 18 months of continued base salary, payable on Cara’s regular payroll dates;
(b)   payment of applicable COBRA premiums for up to 18 months following termination;
(c)   a lump-sum payment equal to 1.5 times his target bonus; and
(d)   to the extent Mr. Posner’s equity awards have been continued, assumed, or substituted by the surviving entity in the Change in Control, then the equity awards will accelerate and vest in full effective as of his termination or resignation.

Outstanding Equity Awards at 2024 Fiscal-Year End
The following table shows certain information regarding outstanding equity awards held by Cara’s named executive officers at December 31, 2024.
		Option Awards				Stock Awards
Name	Grant date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)(1)	Market value of shares or units of stock that have not vested ( $)(2)
Christopher Posner President and Chief Executive Officer	8/2/2018	2,916	—	215.28	8/2/2028	—	—
	6/4/2019	750	—	245.64	6/4/2029	—	—
	6/4/2020	900	—	187.44	6/4/2030	—	—
	6/3/2021	900	—	156.72	6/3/2031	—	—
	10/29/2021	35,373	11,793(3)	201.96	10/29/2031	2,956(4)	18,090.72
	2/25/2022	7,142	2,940(5)	125.52	2/25/2032	1,083(6)	6,627.96
	3/1/2023	9,114	11,718(5)	120.72	3/1/2033	—	—
Ryan Maynard Chief Financial Officer	9/12/2022	10,546	8,203(7)	129.00	9/12/2032	—	—
	3/1/2023	2,953	3,796(5)	120.72	3/1/2033	—	—
Scott Terrillion General Counsel, Secretary and Chief Compliance Officer	11/28/2016	11,250	—	110.64	11/28/2026	—	—
	3/9/2018	3,874	—	172.68	3/9/2028	—	—
	3/6/2019	6,249	—	193.20	3/6/2029	—	—
	2/24/2020	2,666	—	196.32	2/24/2030	—	—
	3/30/2021	2,499	167(5)	247.08	3/30/2031	—	—
	2/25/2022	2,361	971(5)	125.52	2/25/2032	555(6)	3,396.60
	3/1/2023	2,953	3,796(5)	120.72	3/1/2033	—	—

(1)
Awards in this column consist of time-based RSUs that were unvested as of December 31, 2024.

(2)
The market value is based on the closing price of Cara’s common stock as of December 31, 2024 of $6.12 per share.

(3)
25% of the shares underlying the option vested on the first anniversary of the date of grant, with the remainder vesting in 12 equal quarterly installments thereafter, subject to the named executive officer’s continuous service through each such date.

(4)
These time-based RSUs will vest in 12 equal quarterly installments through October 29, 2025, subject to the named executive officer’s continuous service as of each vesting date.

(5)
Shares underlying these stock options vest monthly over a four-year period from the grant date, subject to the named executive officer’s continuous service through each such date.

(6)
These time-based RSUs vest in three equal annual installments on the first, second and third anniversary following date of the grant, subject to the named executive officer’s continuous employment with the Company.

(7)
Shares underlying these stock options vest over a four-year period as follows: 25% of the shares underlying the option vest on the first anniversary of the date of grant, with the remainder vesting in equal monthly installments over the 36 months thereafter, subject to the named executive officer’s continuous service through each such date.

401(k) Plan
Cara maintains the Cara Therapeutics Savings and Retirement 401(k) Plan, or the 401(k) Plan, a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. All employees over the age of 21 are eligible to participate in the plan at the beginning of the month after three consecutive months of service. Employees are able to defer a portion of their pay into the plan on the first day of the quarter on or after the day all age and service requirements have been met. All eligible employees receive an employer contribution equal to 3% of their salary up to the annual Internal Revenue Code limit. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participant’s directions. Contributions that Cara may make are immediately and fully vested; employees are immediately and fully vested in their contributions. The 401(k) Plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As a tax-qualified retirement plan, contributions to the 401(k) Plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) Plan and all contributions are deductible by Cara when made.
Director Compensation
The following table shows certain information with respect to the compensation of all of Cara’s non-employee directors for the fiscal year ended December 31, 2024:
Director	Fees earned or paid in cash(1) ($)	Stock awards(2)(3) ($)	Option awards(2)(3) ($)	Total ($)
Jeffrey L. Ives, Ph.D.	72,500	100,000	100,000	$272,500
Martin Vogelbaum	120,000	200,000	200,000	$520,000
Lisa von Moltke	55,000	100,000	100,000	$255,000
Susan Shiff, Ph.D.	62,500	100,000	100,000	$262,500
Helen M. Boudreau	70,000	100,000	100,000	$270,000

(1)
Amounts reflect the annual fees paid to all non-employee directors for their service on Cara’s Board, including for their committee membership and service as Lead Independent Director or Chair of a committee, under Cara’s non-employee director compensation policy, as described below in more detail.

(2)
Amounts reflect the aggregate grant date fair value of options and stock awards granted during 2024 calculated in accordance with ASC Topic 718. The assumptions Cara uses in calculating the grant date fair value of stock options are substantially similar to those set forth in Note 15 to Cara’s unaudited condensed financial statements for the quarter ended September 30, 2024 included elsewhere in this proxy statement/prospectus. These amounts do not reflect the actual economic value that may be realized by the non-employee director.

(3)
The following table sets forth the aggregate number of unvested RSUs and the aggregate number of shares underlying stock options held by Cara’s non-employee directors held as of December 31, 2024 by each non-employee director who was serving as of December 31, 2024:

Director	RSUs	Number of Shares Underlying Options
Jeffrey L. Ives, Ph.D.	12,553	26,712
Martin Vogelbaum	25,107	52,300
Lisa von Moltke	12,553	23,816
Susan Shiff, Ph.D.	12,553	25,478
Helen M. Boudreau	12,553	29,228
Mr. Posner is also a member of Cara’s Board but does not receive any additional compensation for his service as a director. Mr. Posner’s compensation as an executive officer is set forth above under “Executive Compensation.”

The Cara Board has adopted a non-employee director compensation policy. Under Cara’s non-employee director compensation policy, Cara pays each of its non-employee directors a cash retainer for service on the Cara Board and for service on each committee on which the director is a member. These retainers are payable in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of such payment is prorated for any portion of such quarter that the director is not serving on the Board. The retainers paid during 2024 to non-employee directors for service on the Board and for service on each committee of the Cara Board on which the director is a member were as follows:
	Member Annual Service Retainer	Chairperson / Lead Independent Director and Committee Chair Annual Service Retainer
Board of Directors	$50,000	$85,000
Audit Committee	10,000	20,000
Compensation Committee	7,500	15,000
Nominating and Corporate Governance Committee	5,000	10,000
Cara also reimburses its non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending the Cara Board and committee meetings.
Under the terms of the policy, Cara’s non-employee directors are also entitled to the following equity compensation:
•
Upon initial election to the Cara Board, a stock option having a Black-Scholes value of $350,000, with an exercise price equal to the fair market value of Cara’s common stock on the date of grant, with such option vesting over three years in 12 equal quarterly installments, subject to the director’s continued service as a director through each such vesting date.

•
On the date of each annual meeting of stockholders, (1) a stock option with a Black-Scholes value of $100,000 (or in the case of the Chairperson of the Board or Lead Independent Director, $200,000) with an exercise price equal to the fair market value of Cara’s common stock on the date of grant and (2) RSU grant with a grant date fair value of $100,000 (or in the case of the Chairperson of the Board or Lead Independent Director, $200,000), with each such equity award vesting on the earlier of the first-year anniversary of the date of grant and Cara’s next annual meeting of stockholders, subject to the director’s continued service as a director through such vesting date.

Following the consummation of the Merger, all equity compensation is expected to be granted in the form of options in lieu of options and RSUs.
This policy is intended to provide a total compensation package that enables Cara to attract and retain qualified and experienced individuals to serve as directors and to align its directors’ interests with those of its stockholders.
Securities Authorized for issuance under Equity Compensation Plans
The following table summarizes Cara’s equity compensation plan information as of December 31, 2024.
Plan	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)(2)	Number of securities remaining available for future issuance under equity compensation plans (excluding shares of common stock reflected in column (a)) (c)(3)
Equity compensation plans approved by security holders(1)	420,373	$86.35	494,275
Equity compensation plans not approved by security holders	—	—	25,000(4)
Total	420,373	$86.35	519,275

(1)
Includes Cara’s 2014 Plan.

(2)
Cara grants full value restricted stock units which skew the weighted average exercise price down since there is no strike price. Excluding restricted stock units, Cara had 340,460 securities issued from plans approved by security holders, comprised of stock options, with a weighted average exercise price of $106.62 per share.

(3)
All of these shares are available for future issuance under Cara’s 2014 Plan.

(4)
Includes shares of common stock issuable pursuant to Cara’s 2019 Inducement Plan (the Inducement Plan).

2019 Inducement Plan
The Cara Board adopted the Inducement Plan effective as of November 20, 2019. The Inducement Plan is a non-stockholder approved stock plan adopted pursuant to the “inducement exception” provided under Nadsaq Listing Rule 5635(c)(4) for the purpose of awarding (i) non-statutory stock options, (ii) restricted stock awards, (iii) restricted stock unit awards, and (iv) other stock awards to new employees as inducement material to such new employees entering into employment with Cara. The only persons eligible to receive grants of awards under the Inducement Plan are individuals who satisfy the standards for inducement grants in accordance with the Nasdaq listing rules, including individuals who were not previously an employee or director of Cara, or following a bona fide period of non-employment, as an inducement material to such persons entering into employment with Cara. An aggregate of 25,000 shares of Cara’s common stock were reserved for issuance under the Inducement Plan.
2014 Equity Incentive Plan
The Cara Board and its stockholders approved and adopted its 2014 Plan in January 2014. The 2014 Plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other forms of equity compensation, or collectively, stock awards. Additionally, the 2014 Plan provides for the grant of performance cash awards. Incentive stock options may be granted only to employees. All other awards may be granted to employees, including officers, non-employee directors and consultants.
Initially, the aggregate number of shares of Cara’s common stock that may be issued pursuant to stock awards under the 2014 Plan was 133,333 shares. Additionally, the number of shares of Cara’s common stock reserved for issuance under the 2014 Plan has automatically increased on January 1 of each year, beginning on January 1, 2015 and continuing through and including January 1, 2024, by 3% of the total number of shares of Cara’s capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by the Board. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2014 Plan is 2,500,000 shares.

TVARDI’S EXECUTIVE AND DIRECTOR COMPENSATION
Executive Compensation
This section provides an overview of Tvardi’s executive compensation programs as they relate to the executive officers named below (named executive officers), including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below. For the year ended December 31, 2024, Tvardi’s named executive officers were:
•
Imran Alibhai, Ph.D., Tvardi Chief Executive Officer and Director;

•
John Kauh, M.D., Tvardi Chief Medical Officer; and

•
Dan Conn, J.D., M.B.A., Tvardi Chief Financial Officer.

2024 Summary Compensation Table
The following table presents all of the compensation awarded to or earned by or paid to Tvardi’s named executive officers.
Name and Principal Position	Year	Salary ($)	Bonus ($)	Option awards ($)(1)	All other compensation ($)(3)	Total ($)
Imran Alibhai, Ph.D. Chief Executive Officer and Director	2024	$551,050	$275,525	—	$30,755	$857,330
	2023	$535,000	$267,500	—	$28,757	$831,257
John Kauh, M.D. Chief Medical Officer	2024	$412,000	$123,600	—	$30,230	$565,830
	2023	$369,445(4)	$135,466(2)	$288,455	$25,989	$819,355
Dan Conn, J.D., M.B.A. Chief Financial Officer	2024	$381,100	$171,495	—	—	$552,595
	2023	$370,000	$111,000	—	—	$481,000

(1)
Amounts reflect the full grant-date fair value of options awards granted during 2023 computed in accordance with Financial Accounting Standards Board (FASB), Accounting Standard Codification (ASC), Topic 718, rather than the amounts paid to or realized by the named executive officer. See Note 10 to Tvardi’s financial statements included elsewhere in this proxy statement/prospectus for a discussion of the assumption used in the calculation. All of the option awards were granted under the 2018 Plan, the terms of which plan are described below under “— Equity Benefit Plans — 2018 Stock Incentive Plan.”

(2)
The amount stated reflects (i) a one-time sign-on advance in an amount of $25,000 paid to Dr. Kauh in connection with his commencement of employment with Tvardi and (ii) a discretionary bonus in an amount of $110,466 earned for 2023 performance and paid in 2024, as further described below under “— Narrative to the Summary Compensation Table — Annual Performance Bonus Opportunity.”

(3)
Amounts shown include (i) premium payments that Tvardi made in 2024 and 2023 on behalf of Drs. Alibhai and Kauh for certain health plan benefits coverage, and (ii) airline club fees Tvardi paid in 2024 and 2023 on behalf of Dr. Alibhai in the amount of $525.

(4)
The amount stated reflects the prorated portion of Dr. Kauh’s annual base salary from the commencement of his employment as Tvardi Chief Medical Officer on January 30, 2023.

Narrative to the Summary Compensation Table
Tvardi’s board of directors reviews compensation annually for all employees, including its named executive officers. In making compensation determinations, Tvardi considers compensation for comparable positions in the market, individual performance as compared to its expectations and objectives, its desire to motivate its employees to achieve short- and long-term results that are in the best interests of its stockholders and a long-term commitment to its company.
Tvardi’s board of directors has historically determined its executive officers’ compensation and has typically reviewed and discussed management’s proposed compensation with its chief executive officer for all executives other than its chief executive officer. Based on those discussions and its discretion, its board of directors then approved the compensation of each executive officer. Following the completion of this Merger, the compensation committee will determine its executive officers’ compensation in accordance with the terms of its written charter.
Annual Base Salary
Base salaries for Tvardi executive officers are initially established through arm’s-length negotiations at the time of the executive officer’s hiring, taking into account such executive officer’s qualifications, experience, the scope of such executive officer’s responsibilities and competitive market compensation paid by other companies for similar positions within the industry and geography. Base salaries are reviewed periodically, typically in connection with Tvardi’s annual review process, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance, experience and adjustments to reflect cost of living increases. In making decisions regarding salary increases, Tvardi may also draw upon the experience of members of its board of directors with executives at other companies.
The 2024 annual base salaries for its named executive officers are set forth in the table below:
Name	Base Salary ($)
Imran Alibhai, Ph.D.	551,050
John Kauh, M.D.	412,000
Dan Conn, J.D., M.B.A.	381,100
Annual Performance Bonus Opportunity
For 2024, Tvardi named executive officers were eligible to receive discretionary annual performance bonuses based on individual performance, company performance or as otherwise determined appropriate, as determined by its board of directors. For 2023 and 2024, each of Drs. Alibhai and Kauh and Mr. Conn were eligible to receive a target bonus equal to 50%, 30% and 30% of his base salary, respectively. In January 2024, the Tvardi board of directors approved and paid annual performance bonuses for Drs. Alibhai and Kauh and Mr. Conn in the amounts of $267,500, $110,466 and $111,000, respectively. In January 2025, the Tvardi board of directors approved and paid annual performance bonuses for Drs. Alibhai and Kauh in the amounts of $275,525 and $123,600, respectively. In recognition of Mr. Conn’s additional efforts in 2024 in connection with the Merger and the Convertible Note financing completed or entered into in 2024, the Tvardi board of directors approved and paid an annual performance bonus for Mr. Conn of $171,495. All such bonuses are reflected in the “Bonus” column of the Summary Compensation Table above.
Equity-Based Incentive Awards
Tvardi’s equity award program is the primary vehicle for offering long-term incentives to its executive officers. Tvardi believes that equity awards provide its executives with a strong link to its long-term performance, create an ownership culture, help align the interests of its executives and its stockholders and promote retention of its executive officers and other employees. To date, Tvardi has used stock option grants for this purpose because it believes they are an effective means by which to align the long-term interests of its executive officers with those of its stockholders. Grants to executive officers and other employees are made at the discretion of Tvardi’s board of directors, are not made at any specific time during a year and have historically been made primarily in connection with the commencement of employment.
In January 2023, in connection with his commencement of employment with Tvardi, Tvardi granted Dr. Kauh a stock option to purchase 552,129 shares of its common stock. The option has an exercise price of $0.82 per share and is subject to a four-year vesting schedule, with 25% of the shares vesting on the first anniversary of the vesting commencement date and the balance vesting monthly over 36 months thereafter, subject to Dr. Kauh’s continued service with Tvardi.
No equity awards were granted to the named executive officers during 2024.

Outstanding Equity Awards as of December 31, 2024
The following table provides information regarding outstanding equity awards held by Tvardi’s named executive officers as of December 31, 2024.
Name	Grant Date	Vesting Commencement Date	Option Awards(1)(2)
			Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price Per Share ($)	Option Expiration Date
Imran Alibhai, Ph.D.	01/16/2019	12/01/2018	1,550,000	—	0.09	01/15/2029
	01/30/2021	01/01/2020	15,000	—	0.09	01/29/2031
	12/16/2021	06/04/2021	1,050,000	150,000	0.63	12/15/2031
John Kauh, M.D.	01/12/2023	01/30/2023	264,561	287,568	0.82	01/11/2033
Dan Conn, J.D., M.B.A	02/04/2022	01/12/2022	484,166	179,834	0.63	02/03/2032

(1)
All of the option awards were granted under the 2018 Plan, the terms of which plan are described below under “— Equity Benefit Plans — 2018 Stock Incentive Plan.”

(2)
Stock option awards vest over a period of four years with 25% of the shares underlying the option vesting on the one-year anniversary of the vesting commencement date and 1/48th of the shares underlying the option vesting on a monthly basis thereafter, subject to continued service through each vesting date.

Awards held by certain of Tvardi named executive officers are eligible for accelerated vesting under specified circumstances. Please see the subsection titled “— Potential Payments and Benefits Upon Termination or Change in Control” below for a description of such potential acceleration.
Pension Benefits
Tvardi’s named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by Tvardi during the fiscal year ended December 31, 2024.
Nonqualified Deferred Compensation
Tvardi’s named executive officers did not participate in, or earn any benefits under, a non-qualified deferred compensation plan sponsored by Tvardi during the fiscal year ended December 31, 2024.
Employment Agreements
Below are descriptions of Tvardi employment arrangements with its named executive officers. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment and/or a change in control under the arrangements with its named executive officers, see the subsection titled “— Potential Payments and Benefits upon Termination or Change in Control” below.
Imran Alibhai, Ph.D. Tvardi entered into an offer letter agreement with Dr. Alibhai in November 2018, which governs the current terms of his employment with Tvardi. The agreement has no specific term and provides for at-will employment. Pursuant to the agreement, Dr. Alibhai is entitled to an annual base salary and is eligible to receive an annual performance bonus with a target equal to a pre-determined percentage of his annual base salary, based on the achievement of individual performance and company performance as determined by its board of directors. Dr. Alibhai’s agreement also provides for certain severance benefits, as described below under the subsection titled “— Potential Payments and Benefits upon Termination or Change in Control.”
John Kauh, M.D. Tvardi entered into an offer letter agreement with Dr. Kauh in December 2022, which governs the current terms of his employment with Tvardi. The agreement has no specific term and provides for at-will employment. Pursuant to the agreement, Dr. Kauh is entitled to an annual base salary and is eligible to receive an annual performance bonus with a target equal to a pre-determined percentage of his annual base salary, based on the achievement of individual performance and company performance as determined by its board of directors. Dr, Kauh’s agreement provided for an initial option grant, which was awarded in January 2023, and a sign-on advance, which was paid in 2023 and subject to repayment for one year following Dr. Kauh’s commencement of services. Dr. Kauh’s agreement also provides for certain severance benefits, as described below under the subsection titled “— Potential Payments and Benefits upon Termination or Change in Control.”
Dan Conn, J.D., M.B.A. Tvardi entered into an offer letter agreement with Mr. Conn in January 2022, which governs the current terms of his employment with Tvardi. The agreement has no specific term and provides for at-will employment. Pursuant to the agreement, Mr. Conn is entitled to an annual base salary and is eligible to receive an annual performance bonus with a target equal to a pre-determined percentage of his annual base salary, based on the achievement of individual performance and company performance as determined by its board of directors. Mr. Conn’s agreement also provides for certain severance benefits, as described below under the subsection titled “— Potential Payments and Benefits upon Termination or Change in Control.”
Potential Payments and Benefits upon Termination or Change in Control
Regardless of the manner in which a named executive officer’s service terminates, each named executive officer is entitled to receive amounts earned during his term of service, including unpaid salary.
Pursuant to the terms of Dr. Alibhai’s offer letter agreement, if Tvardi terminates his employment without “cause” or if he resigns for “good reason” (each as defined in his offer letter agreement), Dr. Alibhai will be entitled to receive, subject to his execution and non-revocation of a severance and release of claims agreement in a form prescribed by Tvardi, (i) continued payment of his then-current base salary for a “severance period” of six months, plus one additional month for each full year of employment with Tvardi (not to exceed a total severance period of 10 months), (ii) premiums for COBRA continuation coverage for such severance period and (iii) 24 months of accelerated vesting of all of his outstanding and unvested equity awards as of the date of his termination of employment. Furthermore, if within three months prior to, or within 12 months following, a “change of control” (as defined in his offer letter agreement, but which does not include the Merger), Dr. Alibhai’s employment is terminated without cause or if he resigns for good reason, Dr. Alibhai will instead be entitled to receive, subject to his execution and non-revocation of a severance and release of claims agreement in a form prescribed by Tvardi, (i) continued payment of his then-current base salary for a severance period of 12 months, (ii) premiums for COBRA continuation coverage for such severance period and (iii) full accelerated vesting of all of his outstanding and unvested equity awards.
Pursuant to the terms of Dr. Kauh’s offer letter agreement, if Tvardi terminates his employment without “cause” or if he resigns for “good reason” (each as defined in his offer letter agreement), Dr. Kauh will be entitled to receive, subject to his execution and non-revocation of a severance and release of claims agreement in a form prescribed by Tvardi, (i) continued payment of his then-current base salary for a “severance period” of six months, (ii) premiums for COBRA continuation coverage for such severance period, and (iii) vesting of 12.5% of his outstanding and unvested equity awards as of the separation date. Furthermore, if within three months prior to, or within 12 months following, a “change of control” (as defined in his offer letter agreement, but which does not include the Merger), Dr. Kauh’s employment is terminated without cause or if he resigns for good reason, Dr. Kauh will instead be entitled to receive, subject to his execution and non-revocation of a severance and release of claims agreement in a form prescribed by Tvardi, (i) continued payment of his then-current base salary for a severance period of 12 months, (ii) premiums for COBRA continuation coverage for such severance period, and (iii) full accelerated vesting of all of his outstanding and unvested equity awards.
Pursuant to the terms of Mr. Conn’s offer letter agreement, if Tvardi terminates his employment without “cause” or if he resigns for “good reason” (each as defined in his offer letter agreement), Mr. Conn will be entitled to receive, subject to his execution and non-revocation of a severance and release of claims agreement in a form prescribed by Tvardi, (i) continued payment of his then-current base salary for a “severance period” of six months, plus one additional month for each full year of employment with Tvardi

(not to exceed a total severance period of 10 months), plus any pay in lieu of any unused accrued vacation, (ii) premiums for COBRA continuation coverage for a period of six months, plus one additional month for each full year of employment with Tvardi, and (iii) vesting of all outstanding and unvested equity awards that would have vested in accordance with the vesting schedule set forth in his offer letter agreement as if he had remained employed by Tvardi until the end of his relevant severance period. Furthermore, if within three months prior to, or within 12 months following, a “change of control” (as defined in his offer letter agreement, but which does not include the Merger), Mr. Conn’s employment is terminated without cause or if he resigns for good reason, Mr. Conn will instead be entitled to receive, subject to his execution and non-revocation of a severance and release of claims agreement in a form prescribed by Tvardi, (i) continued payment of his then-current base salary for a severance period of 12 months, (ii) premiums for COBRA continuation coverage for a period of six months, plus one additional month for each full year of employment with Tvardi, and (iii) full accelerated vesting of all of his outstanding and unvested equity awards.
Tvardi’s named executive officers’ stock awards granted prior to this Merger are subject to the terms of the 2018 Plan; a description of the termination and change in control provisions in the 2018 Plan and options granted thereunder is provided below under “— Equity Benefit Plans — 2018 Stock Incentive Plan.”
Other Compensation and Benefits
All of Tvardi’s current named executive officers are eligible to participate in its employee benefit plans, in each case on the same basis as all of its other employees. These employee benefit plans include medical, dental, vision, short- and long-term disability and life and accidental dismemberment insurance plans. Tvardi pays the premiums for the medical, dental and vision insurance plans for certain of its named executive officers. Tvardi otherwise generally does not provide perquisites or personal benefits to its named executive officers.
Equity Benefit Plans
Tvardi believes that its ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of Tvardi’s employees, consultants and directors with the financial interests of its stockholders. In addition, it believes that its ability to grant equity-based awards helps Tvardi to attract, retain and motivate employees, consultants and directors, and encourages them to devote their best efforts to its business and financial success. The principal features of its equity incentive plan is summarized below. The summary is qualified in its entirety by reference to the actual text of the plan, which is filed as an exhibit to the Registration Statement of which this proxy statement/prospectus forms a part.
2018 Stock Incentive Plan
Tvardi’s board of directors adopted, and its stockholders approved, the 2018 Plan in March 2018. The 2018 Plan was most recently amended in June 2021. Tvardi will not grant any additional awards under the 2018 Plan after the 2025 Plan becomes effective. However, any outstanding stock awards granted under the 2018 Plan will remain outstanding, subject to the terms of Tvardi’s 2018 Plan and award agreements, until such outstanding options are exercised or until any stock awards terminate or expire by their terms. For a further discussion of the treatment of Tvardi stock awards in connection with the Merger, please see the section titled “The Merger Agreement — Treatment of Tvardi Stock Options” beginning on page 195 of this proxy statement/prospectus.
Types of Awards.   The 2018 Plan allows for the grant of ISOs to Tvardi’s employees and any of its subsidiary corporations’ employees, and for the grant of nonqualified stock options, restricted stock, stock appreciation rights, restricted stock unit awards and other stock-based awards to its employees, officers, directors, consultants and advisors and those of Tvardi’s subsidiary corporations.
Authorized Shares.   Subject to certain capitalization adjustments, the aggregate number of shares of Tvardi’s common stock that may be issued pursuant to stock awards under the 2018 Plan will not exceed 6,657,329 shares, all of which may be issued as ISOs.
Plan Administration.   The 2018 Plan is administered by Tvardi’s board of directors or a committee appointed by it (referred to herein as the plan administrator). The plan administrator has authority to, among other things, grant awards and adopt, amend and repeal such administrative rules, guidelines and practices relating to the 2018 Plan as it deems advisable. The plan administrator may construe and interpret the terms of the 2018 Plan and any award agreements entered into under the 2018 Plan. In addition, the plan administrator may correct any defect, supply any omission or reconcile any inconsistency in the 2018 Plan or any award.
Stock Options.   The exercise price per share of all stock options granted under the 2018 Plan may not equal less than 100% of the fair market value per share of Tvardi’s common stock on the date of grant. Options vest as determined by the plan administrator. The plan administrator will determine the methods of payment of the exercise price of an option, which may include cash, check, shares or certain other property or other consideration acceptable to the plan administrator. The term of a stock option may not exceed ten years, and in no event may an option be exercised later than the expiration of its term.
Changes to Capitalization.   In the event of certain specified changes in the capital structure of Tvardi’s common stock, such as a stock split, reverse stock split, stock dividend, reclassification or any other similar event or change in capital structure, (i) the number and class of securities available under the 2018 Plan, (ii) the number and class of securities and exercise price per share of each outstanding option and (iii) the number of shares subject to and the repurchase price per share subject to each outstanding award of restricted stock will be equitably adjusted by Tvardi in the manner determined by the plan administrator.
Reorganization Events.   In the event of a reorganization event (as described below) the plan administrator may take one or more of the following actions with respect to all or any (or any portion of) options granted under the 2018 Plan (unless provided otherwise in a relevant option agreement or other agreement between Tvardi and a participant): (i) provide that such options be assumed or substituted for by the acquiring or succeeding corporation (or an affiliate thereof); (ii) upon written notice to a participant, provide that all of the participant’s unexercised and/or unvested options be terminated immediately prior to such reorganization event unless exercised by the participant within a specified period; (iii) provide that outstanding options become exercisable in whole or in part prior to or upon such reorganization event; (iv) in the event of a reorganization event under the terms of which Tvardi common stock holders will receive a cash payment (referred to as the acquisition price) for each surrendered share, make or provide for a cash payment to participants with respect to each option held by a participant equal to (A) the number of shares of its common stock subject to the vested portion of the option (after giving effect to any vesting acceleration that occurs upon or immediately prior to such reorganization event) multiplied by (B) the excess, if any, of (1) the acquisition price over (2) the exercise price of such award and any applicable tax withholdings, in exchange for the termination of such option; (v) provide that, in connection with its liquidation or dissolution, options be converted into the right to receive liquidation proceeds or (vi) any combination of the foregoing.
For purposes of the 2018 Plan, a “reorganization event” means: (a) any merger or consolidation of the Company with or into another entity as a result of which all of its common stock is converted into or exchanged for the right to receive cash, securities or other property or is cancelled, (b) any transfer or disposition of all of its common stock for cash, securities or other property pursuant to a share exchange or other transaction or (c) Tvardi’s liquidation or dissolution.
The administrator is not obligated to treat all awards in the same manner. The administrator has the discretion, at any time, to provide that an award under the 2018 Plan will vest on an accelerated basis in connection with a corporate transaction or to amend or modify an award so long as such amendment or modification is not inconsistent with the terms of the 2018 Plan or would not result in the impairment of a participant’s rights without the participant’s consent.
Transferability.   The 2018 Plan generally does not allow for the transfer or assignment of awards, other than, at the discretion of the plan administrator, by gift to family members or (other than ISOs) domestic relations orders or to an executor or guardian upon the death or disability of the participant.
Plan Amendment or Termination.   Tvardi’s plan administrator may amend, suspend or terminate the 2018 Plan at any time and for any reason, provided that (i) any modification or amendment does not materially and adversely affect the rights of participants under the 2018 Plan and (ii) stockholder approval is obtained where such approval is required by applicable law.

Non-Employee Director Compensation
Tvardi provides a $25,000 annual cash retainer, paid in arrears in four quarterly installments, to Mr. Shah and Mr. Wyzga for their service on its board of directors. It also has a policy of reimbursing all of its non-employee directors for their reasonable out-of-pocket expenses in connection with attending board of directors and committee meetings.
It also from time to time provides equity compensation to certain non-employee directors for their service on its board of directors.
Tvardi has reimbursed and will continue to reimburse all of its non-employee directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings.
The following table sets forth information regarding compensation earned with respect to the fiscal year ended December 31, 2024, by each individual who served as a non-employee director during such fiscal year.
Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Sujal Shah(1)	25,000	—	—	25,000
Wallace Hall	—	—	—	—
Jamie McNab	—	—	—	—
Michael Wyzga	25,000	—	—	25,000
Shaheen Wirk	—	—	10,000	10,000

(1)
Mr. Shah is paid an annual cash retainer of $25,000, payable in arrears in four quarterly installments, pursuant to the terms of a letter agreement with Tvardi. Tvardi intends to terminate Mr. Shah’s letter agreement in connection with this Merger.

(2)
The following table provides information regarding the number of shares of common stock underlying options held by Tvardi non-employee directors that were outstanding as of December 31, 2024:

Name	Shares Underlying Outstanding Options as of December 31, 2023
Sujal Shah	137,500
Wallace Hall	—
Jamie McNab	—
Michael Wyzga	137,500
Shaheen Wirk	15,000

(3)
Amounts shown represent $10,000 paid to Mr. Wirk in the fiscal year ended 2024 pursuant to a consulting agreement by and between Tvardi and Mr. Wirk, dated January 21, 2021, for certain advisory services to be provided to Tvardi.

RELATED PERSON TRANSACTIONS OF THE COMBINED COMPANY
Cara Related Party Transactions
Support Agreements
Concurrently with the execution of the Merger Agreement, the officers and directors of Cara, and their affiliated funds that hold Cara common stock and who collectively own approximately 1% of the outstanding shares of Cara common stock, entered into the Cara Support Agreements in favor of Tvardi relating to the Merger. The Cara Support Agreements provide, among other things, that such officers, directors and stockholders will vote all of their shares of Cara common stock: (i) in favor of adopting the Merger Agreement and approving the Merger, the other Contemplated Transactions and the Cara Proposals, (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger and (iii) against any Acquisition Proposal
Lock-Up Agreements
Concurrently with the execution of the Merger Agreement, the director of Cara designated prior to Closing to serve on the Combined Company Board is expected to enter into a Lock-Up Agreement.
Transactions With Vifor (International) Ltd.
Vifor Pharma License Agreement
In October 2020, Cara entered into a license agreement (Vifor Pharma Agreement) with Vifor (International) Ltd. (Vifor Pharma), under which Cara granted Vifor Pharma an exclusive license solely in the United States to use, distribute, offer for sale, promote, sell and otherwise commercialize Cara’s product candidate KORSUVA injection for all therapeutic uses relating to the inhibition, prevention or treatment of itch associated with pruritus in hemodialysis and peritoneal dialysis patients in the United States. Under the Vifor Pharma Agreement, Cara retains all rights with respect to the clinical development of, and activities to gain regulatory approvals of, KORSUVA injection in the United States.
As of January 15, 2025, Vifor Pharma owned 616,397, or 13.5%, of Cara’s common stock.
Pursuant to the Vifor Pharma Agreement, Cara is eligible to receive payments of up to $240 million upon the achievement of certain sales-based milestones.
After the assignment of rights of the Vifor Pharma Agreement from Vifor Pharma to Vifor Fresenius Medical Care Renal Pharma Ltd. (VFMCRP) in May 2022, the Vifor Pharma Agreement provides full commercialization rights in dialysis clinics to CSL Vifor in the United States under a profit-sharing arrangement. Pursuant to the profit-sharing arrangement, Cara will generally be entitled to 60% of the net profits (as defined in the Vifor Pharma Agreement) from sales of KORSUVA injection in the United States and CSL Vifor is entitled to 40% of such net profits (excluding sales to Fresenius Medical Center dialysis clinics, compensation for which is governed by a separate license agreement dated May 17, 2018 between Cara and VFMCRP), subject to potential temporary adjustment in future years based on certain conditions. Under the Vifor Pharma Agreement, in consideration of Vifor Pharma’s conduct of the marketing, promotion, selling and distribution of KORSUVA injection in the United States, Cara pays a marketing and distribution fee to Vifor Pharma based on the level of annual net sales. This fee as well as CSL Vifor’s cost of goods sold are deducted from product sales in calculating the net profits that are subject to the profit-sharing arrangement under the agreement.
The Vifor Pharma Agreement shall continue in effect until its expiration upon the cessation of commercial sale of KORSUVA injection in the United States by Vifor Pharma and its affiliates and sublicensees, or until the earlier termination of the Vifor Pharma Agreement.
Vifor Pharma paid Cara $12,396,960 and $15,440,000 pursuant to the Vifor Pharma Agreement for the fiscal years ended December 31, 2023 and 2022, respectively.

Vifor Pharma Supply Agreement
In connection with the Vifor Pharma Agreement, Cara also has a related supply agreement with Vifor Pharma (Vifor Pharma Supply Agreement), pursuant to which Cara retains the right to make and have made KORSUVA injection, on a non-exclusive basis, in the United States for commercial sale of KORSUVA injection for use in all therapeutic uses to prevent, inhibit or treat itch associated with pruritus in hemodialysis and peritoneal-dialysis patients anywhere in the world and for supply of KORSUVA injection to Vifor Pharma. The supply price is Cara’s cost of goods sold as calculated under U.S. GAAP, plus an agreed upon margin. The Vifor Pharma Supply Agreement will co-terminate with the Vifor Pharma Agreement.
Vifor Pharma paid Cara $5,842,758 and $8,159,000 pursuant to the Vifor Pharma Supply Agreement for the fiscal years ended December 31, 2023 and 2022, respectively.
Transactions With Vifor Fresenius Medical Care Renal Pharma Ltd.
Fresenius License Agreement
In May 2018, Cara entered into a license agreement with VFMCRP (Fresenius Agreement) under which Cara has granted VFMCRP an exclusive, royalty-bearing license to seek regulatory approval to commercialize, import, export, use, distribute, offer for sale, promote, sell and otherwise commercialize KORSUVA (difelikefalin) injection for all therapeutic uses to prevent, inhibit or treat itch associated with pruritus in hemodialysis and peritoneal-dialysis patients worldwide (excluding the United States, Japan and South Korea). Cara retained full development and commercialization rights for KORSUVA injection for the treatment of CKD-aP in dialysis patients in the United States except in the dialysis clinics of Fresenius Medical Care North America, or FMCNA, where VFMCRP promotes KORSUVA injection under a profit-sharing arrangement.
As a result of the European Commission’s regulatory approval of Kapruvia in April 2022, Cara received a $15.0 million regulatory milestone payment from VFMCRP under Fresenius Agreement, which was recorded as license and milestone fees revenue for the year ended December 31, 2022.
Cara is eligible to receive from CSL Vifor commercial milestone payments in the aggregate of up to $440.0 million, all of which milestones are sales related. Cara is also eligible to receive tiered double-digit royalty payments based on annual net sales, as defined, of KORSUVA (difelikefalin) injection in the licensed territories. In the United States, CSL Vifor will promote KORSUVA (difelikefalin) injection in the dialysis clinics of FMCNA under a profit-sharing arrangement (subject to the terms and conditions of the Fresenius Agreement) based on net FMCNA clinic sales (as defined in Fresenius Agreement) and Vifor Fresenius Medical Care Renal Pharma Ltd. is entitled to 50% of such net profits, subject to potential adjustments in a calendar year based on certain conditions.
In January 2023, VFMCRP and Winhealth Pharma signed a long-term exclusive licensing agreement for the co-development and commercialization of KORSUVA injection for the treatment of moderate-to-severe pruritus in adult patients undergoing hemodialysis in China.
Vifor Fresenius Medical Care Renal Pharma Ltd. paid Cara $414,885 and $15,000,000 pursuant to the Fresenius Agreement for the fiscal years ended December 31, 2023 and 2022, respectively.
Fresenius Supply Agreement
In connection with Fresenius Agreement, Cara also has a related supply agreement with Vifor Fresenius Medical Care Renal Pharma Ltd. (Fresenius Supply Agreement), pursuant to which Cara retains the right to make and have made KORSUVA (difelikefalin) injection worldwide (excluding the United States, Japan and South Korea), or the Territory, for commercial sale by Vifor Fresenius Medical Care Renal Pharma Ltd. in or outside the Territory, and for supply of KORSUVA (difelikefalin) injection to Vifor Fresenius Medical Care Renal Pharma Ltd. The supply price is Cara’s COGS, as calculated under U.S. GAAP, plus an agreed upon margin. The Fresenius Supply Agreement will co-terminate with Fresenius Agreement.

Vifor Fresenius Medical Care Renal Pharma Ltd. paid us $0 pursuant to the License Agreement for each of the fiscal years ended December 31, 2023 and 2022.
The descriptions of the Vifor Pharma Agreement, Vifor Pharma Supply Agreement, Fresenius Agreement and Fresenius Supply Agreement (together, Vifor Agreements) contained herein do not purport to be complete and are qualified in their entirety by reference to the complete text of the Vifor Agreements which were filed as exhibits to the Form 10-K.
Asset Purchase Agreement
On December 17, 2024, Cara and its subsidiary, Royalty Sub, entered into an APA with CSL Vifor, pursuant to which, at the consummation of the transaction, Sellers will sell to CSL Vifor and CSL Vifor will acquire from Sellers certain assets and rights for the development, manufacture and commercialization of difelikefalin as well as certain associated liabilities for a purchase price of $900,000 (subject to certain adjustments with respect to inventory). Pursuant to the APA, in connection with the consummation of the Asset Disposition, CSL Vifor and HCR have entered into a letter agreement with Cara providing that CSL Vifor and HCR will, subject to the satisfaction of conditions to closing under the APA, enter into an amended and restated purchase agreement to amend and replace the Original HCR Agreement, by and among Royalty Sub, HCRX and HCR IV. Upon entering into the amended and restated purchase agreement, effective as of the closing of the Asset Disposition: (i) CSL Vifor will be obligated to make certain payments to HCR from and after the date thereof relating to certain revenue and/or royalties from difelikefalin, (ii) each of the Contribution Agreement, the License Agreement and the Pledge Agreement (each as defined in the Original HCR Agreement) shall be terminated, and (iii) Sellers shall have no further payment or other obligations to HCR under the Original HCR Agreement. Additionally, pursuant to the APA, at the consummation of the Asset Disposition, Cara has agreed to pay CSL Vifor $3.0 million to compensate CSL Vifor for the estimated incremental future expenses to be incurred by CSL Vifor as a result of the transfer of the assets to be acquired and the liabilities to be assumed by it in connection with the Asset Disposition. See “Asset Sale” beginning on page 216 of this proxy statement/prospectus.
Indemnification Agreements with Executive Officers and Directors
Cara’s amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:
•
breach of their duty of loyalty to the corporation or its stockholders;

•
act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•
unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•
transaction from which the directors derived an improper personal benefit.

Cara’s amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. These limitations also do not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Cara’s amended and restated Bylaws provide that Cara will indemnify its directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Cara’s amended and restated Bylaws also provide that Cara is obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding and also permit Cara to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to Cara, regardless of whether Cara’s amended and restated Bylaws permit such indemnification. Cara has obtained a directors’ and officers’ liability insurance policy.
Cara has entered, and intend to continue to enter, into separate indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its amended and restated Bylaws. These agreements, among other things, require Cara to indemnify its directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of its directors or executive officers, or any of its subsidiaries or any other company or enterprise to which the person provides services at its request. Cara believes that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.
The limitation of liability and indemnification provisions in its amended and restated certificate of incorporation and amended and restated Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit Cara and its stockholders. A stockholder’s investment may be harmed to the extent Cara pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
At present, there is no pending litigation or proceeding involving any of Cara’s directors or executive officers as to which indemnification is required or permitted, and Cara is not aware of any threatened litigation or proceeding that may result in a claim for indemnification.
Tvardi Related Party Transactions
The following includes a summary of transactions since January 1, 2021, and any currently proposed transactions to which Tvardi has been or is to be a party in which the amount involved exceeded or will exceed the lesser of $120,000 or 1% of the average of its total assets as of December 31, 2022 and 2023, and in which any of its directors, executive officers or, to its knowledge, beneficial owners of more than 5% of its capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under the section titled “Executive and Director Compensation.” Tvardi also describes below certain other transactions with its directors, executive officers and stockholders.
Support Agreements
Concurrently with the execution of the Merger Agreement, the executive officers, directors and certain stockholders of Tvardi holding approximately 97% of the outstanding Tvardi capital stock entered into support agreements (the Tvardi Support Agreements) in favor of Cara, providing among other things, that such executive officers, directors and stockholders vote all of their shares of Tvardi capital stock, among other things: (i) in favor of adopting the Merger Agreement and approving the Merger, the Company Stockholder Matters (as defined in the Merger Agreement) and the other transactions and actions contemplated by the Merger Agreement, (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger and (iii) against any acquisition proposal involving a third party.
Lock-Up Agreements
Concurrently with the execution of the Merger Agreement, certain executive officers, directors and stockholders of Tvardi entered into lock-up agreements, pursuant to which such persons accepted certain restrictions on transfers of the shares of Cara Common Stock held by such persons for the 180-day period following the Effective Time. In addition, the Cara designee to the board of directors of the combined company is expected to enter into a Lock-Up Agreement prior to the Closing.
Convertible Notes
In multiple closings to be held between December 5, 2024 and December 31, 2024, Tvardi issued and sold or will issue and sell an aggregate of $28,297,679. The following table summarizes the Convertible Notes purchased by holders of more than 5% of Tvardi’s capital stock and entities affiliated with its executive officers and members of its board of directors.
Participants(1)	Aggregate Principal Amount of the Convertible Notes ($)
Entities affiliates with Slate Path(2)	2,000,000
BioMatrix Partners Ltd.(6)	1,000,000

(1)
Additional details regarding these stockholders and their equity holdings are included in this proxy statement/prospectus under the section titled “Principal Stockholders of Tvardi.”

(2)
Consists of (i) $1,768,000 in Convertible Notes purchased by Slate Path Master Fund LP and (ii) $232,000 in Convertible Notes purchased by SPB Master Fund LP (together with Slate Path Master Fund LP and other affiliates, Slate Path). Jamie McNab is a member of Tvardi’s board of directors and a Partner of Slate Path Capital LP, which is the investment manager of Slate Path Master Fund LP and SPB Master Fund LP. Mr. McNab may be deemed to share the power to direct the disposition and vote of any shares received by Slate Path in the conversion of such Convertible Notes, but disclaims beneficial ownership of all shares held by Slate Path except to any pecuniary interest therein.

(3)
Wallace Hall is a member of Tvardi’s board of directors and a general partner of BioMatrix Partners Ltd. Mr. Hall may be deemed to share the power to direct the disposition and vote of any shares received by BioMatrix Partners Ltd. in the conversion of such Convertible Notes, but disclaims beneficial ownership of all shares held by BioMatrix Partners Ltd. except to any pecuniary interests therein.

Series B Preferred Stock Financing
In multiple closings held between June 3, 2021 and June 17, 2021, Tvardi issued and sold an aggregate of 20,055,539 shares of its Series B redeemable convertible preferred stock, $0.001 par value per share, or Series B Preferred Stock at a purchase price of $3.8095 per share for an aggregate purchase price of $74,418,281.20.
The following table summarizes the Series B Preferred Stock purchased by holders of more than 5% of Tvardi’s capital stock and entities affiliated with its executive officers and members of its board of directors.
Participants(1)	Shares of Series B Preferred Stock Purchased (#)	Aggregate Purchase Price ($)
Entities affiliates with Slate Path(2)	5,250,032	19,999,996.91
Entities affiliated with Sporos(3)	4,684,679	17,077,031.89
David J. Tweardy	53,695	163,643.82
Entities affiliated with Palkon(4)	3,274,707	12,474,996.33
Shaheen Wirk(5)	31,252	105,830.12
BioMatrix Partners Ltd.(6)	173,448	528,602.73

(1)
Additional details regarding these stockholders and their equity holdings are included in this proxy statement/prospectus under the section titled “Principal Stockholders of Tvardi.”

(2)
Consists of (i) 4,662,044 shares of Series B Preferred Stock held by Slate Path Master Fund LP and (ii) 587,988 shares of Series B Preferred Stock held by SPB Master Fund LP. Jamie McNab is a member of Tvardi’s board of directors and a Partner of Slate Path Capital LP, which is the investment manager of Slate Path Master Fund LP and SPB Master Fund LP. Mr. McNab may be deemed to share the power to direct the disposition and vote of the shares held by Slate Path, but disclaims beneficial ownership of all shares held by Slate Path except to any pecuniary interest therein.

(3)
Consists of (i) 3,450,397 shares of Series B Preferred Stock held by Sporos Bioventures LLC and (ii) 1,234,282 shares of Series B Preferred Stock held by Sporos Co-Invest T1 LLC (together with Sporos Bioventures LLC and other affiliates, Sporos).

(4)
Consists of (i) 1,312,508 shares of common stock issuable upon the conversion of Series B Preferred Stock held by Palkon Holdings, LLC and (ii) 1,962,199 of common stock issuable upon the conversion of Series B Preferred Stock held by Palkon TT Holdings, LLC. Palkon GP, LLC is the general partner of Palkon TT Holdings, LLC and Palkon Capital LP, which is the sole member of Palkon Holdings, LLC. The address for Palkon entities is 1688 Meridian Ave, Suite 700, Miami Beach, FL 33139. Shaheen

Wirk is a Manager of the Palkon entities. Dr. Wirk may be deemed to share the power to direct the disposition and vote of the shares held by the Palkon entities, but disclaims beneficial ownership of all shares held by the Palkon entities except to any pecuniary interest therein.
(5)
Consists of 31,252 shares of Series B Preferred Stock held by Dr. Wirk. Dr. Wirk is a member of Tvardi’s board of directors.

(6)
Consists of 173,448 shares of Series B Preferred Stock held by BioMatrix Partners Ltd. Wallace Hall is a member of Tvardi’s board of directors and a general partner of BioMatrix Partners Ltd. Mr. Hall may be deemed to share the power to direct the disposition and vote of the shares held by BioMatrix Partners Ltd., but disclaims beneficial ownership of all shares held by BioMatrix Partners Ltd. except to any pecuniary interests therein.

Founder Royalty Payments
Pursuant to Tvardi founder restricted stock purchase agreements with each of its founders, David J. Tweardy, M.D., and Ron DePinho, M.D., Tvardi is obligated to pay royalties to each such founder in an amount equal to 1% each on the worldwide net sales of TTI-101 and any derivative formulations, or Royalty Bearing Product. These royalty obligations last, on a country-by-country basis, for the later of (i) the date on which the sale of Royalty Bearing Product is no longer covered by a Covered Patent (as defined below) in such country, or 15 years after the first commercial sale of Royalty Bearing Product in such country. The timing of when its royalty payments will actually be made is uncertain as the payments are contingent upon future activities, including the successful development, regulatory approval and commercialization of a Royalty Bearing Product. A Covered Patent means, subject to certain customary exceptions, an issued patent that is owned by Tvardi or an affiliate, or for which all rights to develop and commercialize pharmaceutical products for the treatment of any human disorder, are exclusively licensed to Tvardi or an affiliate by the owner of such patent, with its right or its affiliate’s right to grant sublicenses.
Employment Agreements and Stock Option Grants to Directors and Executive Officers
Tvardi has entered into employment agreements with certain of its named executive officers, and granted stock options to its named executive officers and certain of its directors, as more fully described in the section titled “Tvardi’s Executive and Director Compensation.”
Investor Agreements
In connection with Tvardi’s Series B financing, Tvardi entered into an amended and restated investors’ rights agreement, amended and restated voting agreement, as amended, and amended and restated right of first refusal and co-sale agreement, which contain registration rights, information rights, voting rights and rights of first refusal and co-sale, among other things, with certain of its stockholders. Pursuant to its voting agreement, as amended, certain of its stockholders have the right to designate member(s) to be elected to its board of directors. The foregoing agreements will terminate upon the completion of this Merger.
At or prior to the closing of the Merger, Cara and Tvardi will enter into a Registration Rights Agreement (the Registration Rights Agreement) with entities affiliated with Palkon, Shaheen Wirk, David J. Tweardy and his affiliated entities and entities affiliated with Wallace Hall, pursuant to which Tvardi or, following the closing of the Merger, the combined company, will prepare and file a resale registration statement with the SEC within 45 calendar days following the closing of the Merger for purposes of registering the resale of up to an estimated 3,074,867 shares issued in the Merger (assuming a Reverse Stock Split of 1-for-2, to be implemented immediately prior to the closing of the Merger, as may be adjusted) to such parties. Such shares are subject to the terms of the Lock-Up Agreements. See “Agreements Related to the Merger — Lock-Up Agreements” for more information. Tvardi has also agreed, among other things, that Tvardi or the combined company will indemnify the affiliates from certain liabilities and pay all fees and expenses (excluding any legal fees of the selling holder(s), and any underwriting discounts and selling commissions) incident to Tvardi’s obligations under the Registration Rights Agreement. A copy of the Form of Registration Rights Agreement is filed as Exhibit 10.41 to the Registration Statement of which this proxy statement/prospectus forms a part.

Limitations on Liability and Indemnification Agreements
Tvardi’s amended and restated certificate of incorporation will contain provisions limiting the liability of directors, and its amended and restated bylaws will provide that it will indemnify each of Tvardi’s directors and officers to the fullest extent permitted under Delaware law. Tvardi’s amended and restated certificate of incorporation and amended and restated bylaws will also provide its board of directors with discretion to indemnify its employees and other agents when determined appropriate by the board. In addition, Tvardi has entered into or intends to enter into an indemnification agreement with each of its directors and executive officers, which will require Tvardi to indemnify them. For more information regarding these agreements, see the section titled “Tvardi’s Executive and Director Compensation — Limitations on Liability and Indemnification.”
Policies and Procedures for Transactions with Related Persons
Following the consummation of the Merger, Tvardi executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of its common stock and any members of the immediate family of any of the foregoing persons will not be permitted to enter into a related person transaction with Tvardi without the approval or ratification of its board of directors or its audit committee. Any request for Tvardi to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of its common stock, or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 (or, if less, 1% of the average of its total assets in a fiscal year) and such person would have a direct or indirect interest, must be presented to its board of directors or its audit committee for review, consideration and approval. In approving or rejecting any such proposal, its board of directors or its audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

DESCRIPTION OF CARA CAPITAL STOCK
As of the date of this proxy statement/prospectus, Cara’s amended and restated certificate of incorporation authorizes Cara to issue 16,666,667 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. As of December 31, 2024, 4,571,229 shares of common stock were outstanding and no shares of preferred stock were outstanding.
The following summary description of Cara’s capital stock is based on the provisions of Cara’s amended and restated certificate of incorporation as well as Cara’s amended and restated bylaws, and the applicable provisions of the DGCL. This information is qualified entirely by reference to the applicable provisions of Cara’s amended and restated certificate of incorporation, amended and restated bylaws and the DGCL. For information on how to obtain copies of Cara’s amended and restated certificate of incorporation and amended and restated bylaws, which are exhibits to the registration statement of which this prospectus is a part, see “Where You Can Find Additional Information.”
Common Stock
The holders of Cara’s common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of Cara’s common stock do not have cumulative voting rights in the election of directors. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends as may be declared by Cara’s board of directors out of legally available funds. Upon Cara’s liquidation, dissolution or winding up, holders of Cara’s common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to Cara’s common stock.
Additional shares of authorized common stock may be issued, as authorized by Cara’s board of directors from time to time, without stockholder approval, except as may be required by applicable stock exchange requirements.
The rights of the holders of Cara’s common stock are subject to, and may be adversely affected by, the rights of holders of shares of any preferred stock that we may designate and issue in the future.
Preferred Stock
Pursuant to Cara’s amended and restated certificate of incorporation, Cara’s board of directors has the authority, without further action by the stockholders (unless such stockholder action is required by applicable law or stock exchange listing rules), to designate and issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.
The board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms designed to delay or prevent a change in control of Cara’s company or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock and may adversely affect the voting power of holders of common stock and reduce the likelihood that common stockholders will receive dividend payments and payments upon liquidation.
Cara’s board of directors will fix the designations, voting powers, preferences and rights of each series, as well as the qualifications, limitations or restrictions thereof, of the preferred stock of each series that we offer under this prospectus and applicable prospectus supplements in the certificate of designation relating to that series. We will file as an exhibit to the registration statement of which this prospectus is a part, or will incorporate by reference from reports that we file with the SEC, the form of any certificate of designation that describes the terms of the series of preferred stock we are offering before the issuance of that series of preferred stock. This description will include:
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the title and stated value;

•
the number of shares we are offering;

•
the liquidation preference per share;

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the purchase price per share;

•
the dividend rate per share, dividend period and payment dates and method of calculation for dividends;

•
whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

•
Cara’s right, if any, to defer payment of dividends and the maximum length of any such deferral period;

•
the procedures for any auction and remarketing, if any;

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the provisions for a sinking fund, if any;

•
the provisions for redemption or repurchase, if applicable, and any restrictions on Cara’s ability to exercise those redemption and repurchase rights;

•
any listing of the preferred stock on any securities exchange or market;

•
whether the preferred stock will be convertible into Cara’s common stock or other securities of Cara’s, including depositary shares and warrants, and, if applicable, the conversion period, the conversion price, or how it will be calculated, and under what circumstances it may be adjusted;

•
whether the preferred stock will be exchangeable into debt securities, and, if applicable, the exchange period, the exchange price, or how it will be calculated, and under what circumstances it may be adjusted;

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voting rights, if any, of the preferred stock;

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preemption rights, if any;

•
restrictions on transfer, sale or other assignment, if any;

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whether interests in the preferred stock will be represented by depositary shares;

•
a discussion of any material or special United States federal income tax considerations applicable to the preferred stock;

•
the relative ranking and preferences of the preferred stock as to dividend rights and rights if we liquidate, dissolve or wind up Cara’s affairs;

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any limitations on issuances of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock being issued as to dividend rights and rights if we liquidate, dissolve or wind up Cara’s affairs; and

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any other specific terms, rights, preferences, privileges, qualifications or restrictions of the preferred stock.

Cara is incorporated in Delaware. The DGCL provides that the holders of preferred stock will have the right to vote separately as a class (or, in some cases, as a series) on an amendment to Cara’s certificate of incorporation if the amendment would change the par value or, unless the certificate of incorporation provided otherwise, the number of authorized shares of the class or change the powers, preferences or special rights of the class or series so as to adversely affect the class or series, as the case may be. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation.

Antitakeover Effects of Provisions of Charter Documents and Delaware Law
Charter Documents.   Cara’s amended and restated certificate of incorporation and amended and restated bylaws, each as amended to date, include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of Cara’s company. First, Cara’s board of directors is classified into three classes of directors. Under Delaware law, directors of a corporation with a classified board may be removed only for cause unless the corporation’s certificate of incorporation provides otherwise. Cara’s amended and restated certificate of incorporation provides that any director may be removed with cause by the affirmative vote of the holders of at least 66 2∕3% of the voting power of all then-outstanding shares of Cara’s capital stock entitled to vote generally at an election of directors. In addition, the amended and restated certificate of incorporation provides that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing. Pursuant to Cara’s amended and restated bylaws, a special meeting of the stockholders may be called only by the Chairperson of the Board, the Chief Executive Officer, or the Board. Cara’s amended and restated certificate of incorporation does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. Finally, Cara’s amended and restated bylaws establish procedures, including advance notice procedures, with regard to the nomination of candidates for election as directors and stockholder proposals. These and other provisions of Cara’s amended and restated certificate of incorporation and amended and restated bylaws and Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control or management of Cara’s company.
Delaware Takeover Statute.   We are subject to Section 203 of the DGCL, which regulates acquisitions of some Delaware corporations. Section 203 generally prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date of the transaction in which the person became an interested stockholder, unless:
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the board of directors of the corporation approved the business combination or the other transaction in which the person became an interested stockholder prior to the date of the business combination or other transaction;

•
upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers of the corporation and shares issued under employee stock plans under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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on or subsequent to the date the person became an interested stockholder, the board of directors of the corporation approved the business combination and the stockholders of the corporation authorized the business combination at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding stock of the corporation not owned by the interested stockholder.

Section 203 of the DGCL defines a “business combination” to include any of the following:
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any merger or consolidation involving the corporation and the interested stockholder;

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any sale, transfer, pledge or other disposition of 10% or more of the corporation’s assets or outstanding stock involving the interested stockholder;

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subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any of its stock to the interested stockholder;

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any transaction involving the corporation that has the effect of increasing the proportionate share of its stock owned by the interested stockholder; or

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the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person who, together with the person’s affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock.

Section 203 of the DGCL could depress Cara’s stock price and delay, discourage or prohibit transactions not approved in advance by Cara’s board of directors, such as takeover attempts that might otherwise involve the payment to Cara’s stockholders of a premium over the market price of Cara’s common stock.
Choice of Forum
Cara’s amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on Cara’s behalf; (B) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to Cara or Cara’s stockholders; (C) any action asserting a claim against Cara or any current or former director, officer or other employee of Cara, arising out of or pursuant to any provision of the DGCL, Cara’s certificate of incorporation or Cara’s amended and restated bylaws; or (D) any action asserting a claim against Cara governed by the internal affairs doctrine. This exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Although Cara’s restated certificate contains the choice of forum provision described above, it is possible that a courts could rule that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.
Transfer Agent and Registrar
The transfer agent and registrar for Cara’s common stock is Equiniti Trust Company, LLC, and its address is 6201 15th Street, Brooklyn, NY 11219. The transfer agent for any series of preferred stock that we may offer under this prospectus will be named and described in the prospectus supplement for that series.
Listing on The Nasdaq Capital Market
Cara’s common stock is listed on The Nasdaq Capital Market under the symbol “CARA.”

COMPARISON OF RIGHTS OF HOLDERS OF CARA STOCK AND TVARDI STOCK
General
Tvardi and Cara are both incorporated under the laws of the State of Delaware. The rights of Tvardi stockholders and Cara stockholders are generally governed by the DGCL. Upon completion of the Merger, Tvardi stockholders will become Cara stockholders, and their rights will be governed by the DGCL, the amended and restated bylaws of Cara and the amended and restated certificate of incorporation of Cara, as amended.
The material differences between the current rights of Tvardi stockholders under Tvardi’s amended and restated certificate of incorporation and bylaws and their rights as Cara stockholders, after the Merger, under Cara’s amended and restated certificate of incorporation and its amended and restated bylaws, both as will be in effect immediately following the completion of the Merger without giving effect to the Authorized Share Proposal, are summarized below. The summary below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the DGCL and the governing corporate instruments that are subject to amendment in accordance with their terms. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being a stockholder of Tvardi or Cara before the Merger and being an Cara stockholder following the completion of the Merger. For more information on how to obtain these documents, see the section titled “Where You Can Find More Information” beginning on page 410 of this proxy statement/prospectus.
Authorized Common Stock
Tvardi
Tvardi’s amended and restated certificate of incorporation authorizes the issuance of up to 58,251,629 shares of common stock, $0.001 par value per share, and 29,723,540 shares of preferred stock, $0.001 par value per share (Tvardi Preferred Stock), of which 9,499,999 shares are designated Series A Preferred Stock and 20,223,541 shares are designated Series B Preferred Stock.
Cara
Cara’s authorized capital stock consists of 16,666,667 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.
The Merger Agreement contemplates an amendment to Cara’s amended and restated certificate of incorporation in connection with the closing of the Merger to implement the Reverse Stock Split.
Conversion Rights, Liquidation Preferences, and Protective Provisions
Tvardi
The amended and restated certificate of incorporation of Tvardi provides that each holder of shares of Tvardi Preferred Stock shall, subject to certain conditions, have the right to convert such shares into shares of Tvardi common stock at any time in accordance with the amended and restated certificate of incorporation of Tvardi. Each share of Tvardi Preferred Stock is convertible into 1.00 share of Tvardi common stock. The applicable conversion rates of each series of Tvardi Preferred Stock are subject to further adjustment if Tvardi issues additional shares of Tvardi common stock at a price per share below the applicable conversion price of a series of Tvardi Preferred Stock, subject to certain customary exceptions. The current conversion prices of the Tvardi Preferred Stock are: $1.00 for the Tvardi Series A Preferred Stock and $3.8095 for the Tvardi Series B Preferred Stock.
The amended and restated certificate of incorporation of Tvardi provides that for so long as any shares of Series B Preferred Stock shall be outstanding, Tvardi shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the holders of a majority of the outstanding shares of Tvardi Series B Preferred Stock, voting together on a single class and on an as-converted to Tvardi common stock basis, given in writing or by vote at a meeting: (a) liquidate, dissolve or wind-up the business and affairs of Tvardi, (ii) amend, alter or repeal any provision of Tvardi’s amended and restated certificate of incorporation or bylaws; (c) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Tvardi Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of Tvardi, the payment of dividends and rights of redemption, other than additional shares of Tvardi Preferred Stock; (d) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the other than (i) redemptions of or dividends or distributions on the Tvardi Preferred Stock as expressly authorized in Tvardi’s amended and restated certificate of incorporation, (ii) dividends or distributions payable on Tvardi common stock solely in the form of additional shares of Tvardi common stock, (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for Tvardi or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then current fair market value thereof or (iv) as approved by the Tvardi Board; (e) create, adopt, amend, terminate or repeal any equity (or equity-linked) compensation plan or amend or waive any of the terms of any option or other grant pursuant to any such plan; (f) create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course unless such debt security has received the prior approval of the Tvardi Board; (g) create, or hold capital stock in, any subsidiary that is not wholly owned by Tvardi, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of Tvardi, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; or (h) increase or decrease the authorized number of directors constituting the Tvardi Board, or change the number of votes entitled to be cast by any director or directors on any matter. The amended and restated certificate of incorporation of Tvardi provides that for so long as 1,250,000 shares of Tvardi Series A Preferred Stock shall be outstanding, Tvardi shall not, either directly or indirectly by amendment, merger, consolidation or otherwise,, do any of (a) to (d) above, except in the case of (d), with respect to issuance of any additional class or series of capital stock unless the same ranks junior to the Tvardi Series A Preferred Stock, without the written consent or affirmative vote of the holders of a majority of the outstanding shares of Tvardi Series A Preferred Stock, voting together on a single class and on an as-converted to Tvardi common stock basis, given in writing or by vote at a meeting.
The amended and restated certificate of incorporation of Tvardi provides that for so long as any shares of Tvardi Preferred Stock remain outstanding, Tvardi may not without the written consent or affirmative vote of the holders of a majority of the outstanding shares of Tvardi Preferred Stock, voting together on a single class and on an as-converted to Tvardi common stock basis, given in writing or by vote at a meeting, effect a deemed liquidation event, defined as (a) merger or consolidation of Tvardi or any of its subsidiaries or (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by Tvardi or any of its subsidiaries of all or substantially all the assets of such entities taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of Tvardi if substantially all of the assets of Tvardi and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of Tvardi.
In the event of any voluntary or involuntary liquidation, dissolution or winding up of Tvardi, the holders of shares of Tvardi Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of Tvardi available for distribution to its stockholders before any payment shall be made to the holders of Tvardi Series A Preferred Stock or Tvardi common stock, an amount per share equal to the greater of (i) $3.8095, or (ii) such amount per share as would have been payable had all shares of Tvardi Series B Preferred Stock been converted into Tvardi common stock. After the payment to any holders of shares of Tvardi Series B Preferred Stock, holders of shares of Tvardi Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of Tvardi available for distribution to its stockholders before any payment shall be made to the holders of Tvardi common stock, an amount per share equal to the greater of (i) $1.00, or (ii) such amount per share as would have been payable had all shares of Tvardi Series B Preferred Stock been converted into Tvardi common stock. If upon any such liquidation, dissolution or winding up of Tvardi, the assets of Tvardi available for distribution to its stockholders shall be insufficient to pay the holders of all shares of Tvardi Preferred Stock, then distributions shall be made ratably first to holders of shares of Tvardi Series B Preferred Stock, and upon satisfaction of the preferential amounts required to be paid to the holders of the Tvardi Series B Preferred Stock, ratably to holders of shares of Tvardi Series A Preferred Stock. After the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.
Cara
Holders of Cara common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Cara common stock. The rights, preferences and privileges of the holders of Cara common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of Cara preferred stock that it may designate in the future.
The Cara Board is authorized, subject to limitations prescribed by Delaware law, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to determine or alter for each such series, such voting powers, full or limited, or no voting powers and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof. The Cara Board can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the company’s stockholders. The Cara Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control of Cara or other corporate action and may adversely affect the market price of Cara’s common stock and the voting and other rights of the holders of common stock.
Number of Directors
Tvardi
Tvardi’s bylaws, as amended, provide that Tvardi’s authorized number of directors shall be determined from time to time by resolution of the Tvardi Board. The Tvardi Board currently has six members.
Cara
Cara’s amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any special rights of the holders of any series of preferred stock to elect directors, Cara’s authorized number of directors shall be determined from time to time by resolution of the Cara Board. The Cara Board currently has six members.
Stockholder Nominations and Proposals
Tvardi
None.
Cara
Cara’s amended and restated bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide written notice on a timely basis and also specify requirements as to the form and content of a stockholder’s notice.

Classification of Board of Directors
Tvardi
Tvardi’s amended and restated certificate of incorporation and bylaws do not provide for the division of the Tvardi Board into staggered classes.
Cara
Cara’s amended and restated certificate of incorporation provides that the directors shall be divided into three classes, with each class having a three-year term expiring on a staggered basis.
Removal of Directors
Tvardi
Tvardi’s bylaws provide that, any director may be removed from the Tvardi Board at any time, with or without cause, by the holders of a majority of the shares then entitled to vote in an election of directors.
Tvardi’s amended and restated certificate of incorporation provides that the holders of record of the shares of Tvardi Series B Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of Tvardi, the holders of record of the shares of Tvardi Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect two directors of Tvardi and the holders of record of the shares of common stock, exclusively and as a separate class, shall be entitled to elect one director Tvardi. Tvardi’s amended and restated certificate of incorporation provides that the balance of the number of directors shall be elected by holders of record of the shares of Tvardi common stock and of any other class or series of voting stock (including the Tvardi Preferred Stock), exclusively and voting together as a single class.
Cara
Cara’s amended and restated certificate of incorporation provides that, except as may otherwise be provided by the DGCL and subject to the special rights of the holders of any series of preferred stock to elect directors, any individual Cara director may be removed only for cause and requires a stockholder vote by the holders of at least a two-thirds of the voting power of the then outstanding voting stock.
Vacancies on the Board of Directors
Tvardi
Tvardi’s bylaws provide that vacancies occurring on its board of directors may be filled by affirmative vote of the majority of directors then in office, even if less than a quorum. If the holders of any class or classes of stock are entitled to elect one or more directors by the provisions of Tvardi’s amended and restated certificate of incorporation, a majority of the directors elected by such class or classes then in office may fill such vacancy or vacancies. Tvardi’s certificate of incorporation provides that if the holders of the shares of one or more series of voting capital stock fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, then any directorship not so filled shall remain vacant until such time as the holders of the shares of the applicable class or series of voting capital stock entitled to elect a person to fill such directorship.
Cara
Cara’s amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any limitations imposed by the DGCL and the rights of the holders of any series of preferred stock, any vacancies on the Cara Board resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the Cara Board determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders, except as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum or by the sole remaining director, and not by the stockholders.
Voting Stock
Tvardi
Tvardi’s amended and restated certificate of incorporation provides that every stockholder shall be entitled to one vote for each share of common stock of Tvardi held by them (including all Tvardi Preferred Stock on an as-converted basis) as of the record date for such meeting.
Cara
The Cara common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.
Stockholder Action by Written Consent
Tvardi
Tvardi’s bylaws provide that any action taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
Cara
Cara’s amended and restated certificate of incorporation and its amended and restated bylaws do not provide for the right of stockholders to act by written consent without a meeting.
Notice of Stockholder Meeting
Tvardi
Tvardi’s bylaws provide that except as otherwise provided by statute, its amended and restated certificate of incorporation, as amended, or the bylaws, notice of each annual or special meeting of the stockholders shall be given to each stockholder of record entitled to vote at such meeting not less than ten and nor more than 60 days before the day of the meeting to each stockholder entitled to vote at such meeting. Every such notice shall state the place, if any, date and time of the meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called and no other business may be transacted at such meeting except that referred to in the notice.
Notice shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of Tvardi, or if given by electronic transmission, such notice shall be deemed given at the time the notice is directed to such stockholder’s electronic mail address. Notices need not be given to any stockholder who submits a written waiver of notice signed by him or her before or after the time stated therein. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.
Cara
Cara’s amended and restated bylaws provide that written notice of a meeting of the stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at any such meeting.
If mailed, notice is given when deposited in the U.S. mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the Cara’s records. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof, or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his or her attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.
Special Stockholder Meetings
Tvardi
Tvardi’s bylaws provide that a special meeting of the stockholders may be called at any time by the Tvardi Board, Chairperson of the Tvardi Board, the Chief Executive Officer or the President of Tvardi.
Cara
Cara’s amended and restated bylaws provide that a special meeting of stockholders may be called for any purpose as if a proper matter for stockholder action under the DGCL by the chairperson of the Cara Board, Cara’s Chief Executive Officer or the Cara Board pursuant to a resolution adopted by a majority of the total number of authorized directors. The Cara Board shall determine the time and place, if any, of such special meeting
Indemnification
Tvardi
Tvardi has entered into separate indemnification agreements with certain of its directors and executive officers, in addition to the indemnification provided for in Tvardi’s amended and restated certificate of incorporation and bylaws. The indemnification agreements and Tvardi’s amended restated certificate of incorporation and bylaws that will be in effect upon the closing of this merger require the combined company to indemnify its directors, executive officers and certain controlling persons to the fullest extent permitted by Delaware law.
Cara
Cara’s amended and restated certificate of incorporation and amended and restated bylaws provide that to the fullest extent permitted by law, Cara is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of Cara (and any other persons to which applicable law permits Cara to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law.
Cara has entered into separate indemnification agreements with each of its directors and executive officers, in addition to the indemnification provided for in Cara’s amended and restated certificate of incorporation and amended and restated bylaws.
Amendment of Certificate of Incorporation
Tvardi
The Tvardi Board and stockholders may amend, alter, change or repeal any provision of Tvardi’s amended and restated certificate of incorporation, as amended, in a manner prescribed by statue; provided that (i) any such amendment may be subject to the protective provisions described above and (ii) any repeal or modification of Article Tenth of Tvardi’s amended and restated certificate of incorporation shall not adversely affect any right or protection of any director, officer or other agent of Tvardi existing at the time of such repeal or modification or increase the liability of any director of Tvardi with respect to any acts or omissions of such director, officer or agent occurring prior to, such repeal or modification.
Cara
Notwithstanding any other provisions in Cara’s amended and restated certificate of incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of stock of Cara required by law or by Cara’s amended and restated certificate of incorporation or any certificate of designation filed with respect to a series of preferred stock, the affirmative vote of the holders of at least 66 2∕3% of the voting power of all of the then outstanding shares of common stock of Cara entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal Articles V, VI, VII and VIII of Cara’s amended and restated certificate of incorporation.
Amendment of Bylaws
Tvardi
Under Tvardi’s amended and restated certificate of incorporation and bylaws, the Tvardi Board is expressly authorized to make, repeal, alter, amend and rescind any or all of Tvardi’s bylaws, subject to the protective provisions described above. Tvardi’s bylaws further provide that the bylaws may be adopted, amended or repealed by the vote of the holders of the majority of the stock entitled to vote at a meeting.
Cara
Cara’s amended and restated certificate of incorporation and amended and restated bylaws provide that the Cara Board is expressly empowered to adopt, amend or repeal Cara’s amended and restated bylaws. Any adoption, amendment or repeal of the Cara amended and restated bylaws by the Cara Board shall require the approval of a majority of the authorized number of directors. Cara’s amended and restated certificate of incorporation also provides that the Cara stockholders shall also have power to adopt, amend or repeal Cara’s amended and restated bylaws; provided, however, that, in addition to any vote of the holders of any class or series of stock of Cara required by law or by Cara’s amended and restated certificate of incorporation, such action by stockholders shall require the affirmative vote of the holders of at least 66 2∕3% of the voting power of all of the then-outstanding shares of Cara common stock entitled to vote generally in the election of directors, voting together as a single class.
Forum Selection
Tvardi
Tvardi’s amended and restated certificate of incorporation provides that unless Tvardi consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Tvardi, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of Tvardi to Tvardi or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or Tvardi’s amended and restated certificate of incorporation or bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine.
Cara
Cara’s amended and restated certificate of incorporation and amended and restated bylaws provide that, unless Cara consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall be the sole and exclusive forum for (A) any derivative claim or cause action brought on Cara’s behalf; (B) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of Cara, to Cara or Cara’s stockholders; (C) any action asserting a claim against Cara or any current or former director, officer or other employee of Cara, arising out of or pursuant to any provision of the DGCL, Cara’s amended and restated certificate of incorporation or amended and restated bylaws (as each may be amended from time to time); or (D) any action asserting a claim against Cara governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. Notwithstanding the foregoing, these forum selection provisions do not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act or the Exchange Act, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

SECURITIES ACT RESTRICTIONS ON RESALE OF COMBINED COMPANY COMMON STOCK
Pursuant to Rule 144, a person who has beneficially owned restricted combined company common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of the combined company at the time of, or at any time during the three months preceding, a sale and (ii) combined company is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as combined company was required to file reports) preceding the sale.
Persons who have beneficially owned restricted combined company common stock shares for at least six months but who are affiliates of combined company at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•
1% of the total number of combined company common stock then outstanding; or

•
the average weekly reported trading volume of the combined company common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of combined company under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about the combined company.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•
the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•
the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•
at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

We anticipate that following the consummation of the Merger, the combined company will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

PRINCIPAL STOCKHOLDERS OF CARA
The following table sets forth certain information regarding the ownership of Cara’s common stock as of January 15, 2025 by: (i) each director and nominee for director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) all executive officers and directors of Cara as a group; and (iv) all those known by Cara to be beneficial owners of more than five percent of its common stock.
The percentage of common stock outstanding is based on 4,571,229 shares of our common stock outstanding as of January 15, 2025. For purposes of the table below, and in accordance with the rules of the SEC, we deem shares of common stock subject to options that are currently exercisable or exercisable within 60 days of January 15, 2025 to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, each of the persons or entities in this table has sole voting and investing power with respect to all of the shares of common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise noted below, the street address of each beneficial owner is c/o Cara Therapeutics, Inc., 400 Atlantic Street, Suite 500, Stamford, CT 06901.
Name of beneficial owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% or Greater Stockholders
Vifor (International) Ltd(1)	616,397	13.5%
Executive Officers and Directors
Christopher Posner(2)	73,613	1.6%
Ryan Maynard(3)	15,759	*
Scott Terrillion(4)	39,878	*
Martin Vogelbaum(5)	28,943	*
Helen M. Boudreau(6)	6,489	*
Jeffrey L. Ives, Ph.D.(7)	14,449	*
Susan Shiff, Ph.D.(8)	13,515	*
Lisa von Moltke, M.D.(9)	9,308	*
Joana Goncalves, M.D.(10)	4,447	*
All current executive officers and directors as a group (8 persons)(11)	201,954	4.3%

*
Represents beneficial ownership of less than 1%.

(1)
Based solely on Schedule 13D filed by Vifor (International) Ltd. and CSL Limited on October 30, 2024. Vifor (International) Ltd. and CSL Limited have shared voting power and dispositive power as to all of the shares. The address of Vifor (International) Ltd. is Rechenstrasse 37 CH-9014, St. Gallen Switzerland. The address of CSL Limited is 655 Elizabeth Street, Melbourne VIC, 3000 (AU).

(2)
Consists of 10,025 shares held directly by Mr. Posner, 1,822 RSUs that vest within 60 days of January 15, 2025 and 61,766 shares of common stock underlying options that are vested and exercisable within 60 days of January 15, 2025.

(3)
Consists of 667 shares held directly by Mr. Maynard and 15,092 shares of common stock underlying options that are vested and exercisable within 60 days of January 15, 2025.

(4)
Consists of 6,799 shares held directly by Mr. Terrillion, 555 RSUs that vest within 60 days of January 15, 2025 and 32,524 shares of common stock underlying options that are vested and exercisable within 60 days of January 15, 2025.

(5)
Consists of 9,143 shares held directly by Mr. Vogelbaum and 19,800 shares of common stock underlying options that are vested and exercisable within 60 days of January 15, 2025.

(6)
Consists of 6,489 shares of common stock underlying options that are vested and exercisable within 60 days of January 15, 2025.

(7)
Consists of 3,987 shares held directly by Dr. Ives and 10,462 shares of common stock underlying options that are vested and exercisable within 60 days of January 15, 2025.

(8)
Consists of 4,287 shares held directly by Dr. Shiff and 9,228 shares of common stock underlying options that are vested and exercisable within 60 days of January 15, 2025.

(9)
Consists of 2,697 shares of common stock held directly by Dr. Moltke and 6,611 shares of common stock underlying options that are vested and exercisable within 60 days of January 15, 2025.

(10)
Based solely on the Form 4 filed by Dr. Goncalves on April 9, 2024. Dr. Goncalves resigned from her role as Chief Medical Officer of Cara effective April 16, 2024.

(11)
Includes 37,605 shares of common stock, 2,377 RSUs that vest within 60 days of January 15, 2025, and 161,972 shares of common stock underlying options that are vested and exercisable within 60 days of January 15, 2025.

PRINCIPAL STOCKHOLDERS OF TVARDI
The following table sets forth information regarding beneficial ownership of Tvardi’s capital stock as of January 15, 2025 by:
•
each person, or group of affiliated persons, known by Tvardi to beneficially own more than 5% of its common stock;

•
each of Tvardi’s directors;

•
each of Tvardi’s named executive officers; and

•
all of Tvardi’s current executive officers and directors as a group.

Tvardi has determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, Tvardi believes, based on information furnished to Tvardi, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.
Applicable percentage ownership is based on 48,758,868 shares of Tvardi’s common stock outstanding as of January 15, 2025, after giving effect to the automatic conversion of outstanding shares of its redeemable convertible preferred stock into 29,555,538 shares of its common stock but without giving effect to the conversion of any Convertible Notes.
Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Tvardi Therapeutics, Inc., 3 Sugar Creek Ctr Blvd, Ste 525, Sugar Land, TX 77478.
Name of Beneficial Owner	Number of Shares Beneficially Owned (#)	Percentage of Shares Beneficially Owned Before this Offering (%)
Greater than 5% Holders:
Entities affiliated with David J. Tweardy(1)	11,925,202	24.44%
Ronald DePinho(2)	5,750,000	11.79%
Entities affiliated with Slate Path(3)	5,250,032	10.77%
Entities affiliated with Sporos(4)	8,440,962	17.31%
Entities affiliated with Palkon(5)	3,274,707	6.72%
Directors and Named Executive Officers:
Imran Alibhai(6)	2,690,000	5.23%
Dan Conn(7)	525,666	1.07%
John Kauh(8)	287,567	*
Sujal Shah(9)	133,750	*
Wallace Hall(10)	1,423,448	2.92%
Jamie McNab(11)	5,250,032	10.77%
Shaheen Wirk, M.D.(12)	3,320,959	6.81%
Michael Wyzga(13)	100,260	*
All directors and executive officers as a group (10 persons)(14)	13,997,307	26.52%

*
Represents beneficial ownership of less than 1%.

(1)
Consists of (i) 2,300,000 shares of common stock and 53,600 shares of common stock issuable upon the conversion of Series A Preferred Stock held by Benjamin John Tweardy 2020 Gift Trust; (ii) 2,300,000 shares of common stock and 53,600 shares of common stock issuable upon the conversion of Series A Preferred Stock held by Daniel James Tweardy 2020 Gift Trust; (iii) 2,300,000 shares of common stock and 53,600 shares of common stock issuable upon the conversion of Series A Preferred Stock held by Samuel David Tweardy 2020 Gift Trust; (iv) 4,677,791 shares of common stock, 107,916 shares of common stock issuable upon the conversion of Series A Preferred Stock and 53,695 shares of common stock issuable upon the conversion of Series B Preferred Stock held by David J. Tweardy; and (v) 25,000 shares common stock issuable upon the exercise of stock options held by David J. Tweardy that are exercisable within 60 days of January 15, 2025. David J. Tweardy is the Trustee of the Benjamin John Tweardy 2020 Gift Trust, the Daniel James Tweardy 2020 Gift Trust and the Samuel David Tweardy 2020 Gift Trust.
(2)
Consists of (i) 5,725,000 shares of common stock and (ii) 25,000 shares common stock issuable upon the exercise of stock options within 60 days of January 15, 2025.

(3)
Consists of (i) 4,662,044 shares of common stock issuable upon the conversion of Series B Preferred Stock held by Slate Path Master Fund LP; and (ii) 587,988 shares of common stock issuable upon the conversion of Series B Preferred Stock held by SPB Master Fund LP. Slate Path Capital LP, a Delaware limited partnership, is the investment manager of Slate Path Master Fund LP, a Cayman Islands exempted limited partnership, and SPB Master Fund LP, a Cayman Islands exempted limited partnership. David Greenspan is the managing member of Slate Path Capital GP LLC, a Delaware limited liability company and the general partner of Slate Path Capital LP. The address for Slate Path and Mr. Greenspan is 717 Fifth Avenue, 16th Floor, New York, NY 10022.

(4)
Consists of (i) 3,756,283 shares of common stock issuable upon the conversion of Series A Preferred Stock and 3,450,397 shares of common stock issuable upon the conversion of Series B Preferred Stock held by Sporos Bioventures LLC; and (ii) 1,234,282 shares of common stock issuable upon the conversion of Series B Preferred Stock held by Sporos Co-Invest T1 LLC. The board of managers of Sporos Bioventures LLC consists of Alex Cranberg, Peter Feinberg, Harold Levy, and Rachel Humphrey. The manager of Sporos Co-Invest T1 LLC is Sporos Bioventures, Inc. The board of directors of Sporos Bioventures, Inc. consists of Alex Cranberg. The address for Sporos is 3139 West Holcombe Blvd, Houston, TX 77025.

(5)
Consists of (i) 1,312,508 shares of common stock issuable upon the conversion of Series B Preferred Stock held by Palkon Holdings, LLC and (ii) 1,962,199 shares of common stock issuable upon the conversion of Series B Preferred Stock held by Palkon TT Holdings, LLC. Palkon GP, LLC is the general partner of Palkon TT Holdings, LLC and Palkon Capital LP, which is the sole member of Palkon Holdings, LLC. Shaheen Wirk is the managing member of Palkon Holdings, LLC and Palkon TT Holdings, LLC. The address for Palkon entities is 1688 Meridian Ave, Suite 700, Miami Beach, FL 33139.

(6)
Consists of stock options exercisable within 60 days of January 15, 2025.

(7)
Consists of stock options exercisable within 60 days of January 15, 2025.

(8)
Consists of stock options exercisable within 60 days of January 15, 2025.

(9)
Consists of stock options exercisable within 60 days of January 15, 2025.

(10)
Consists of (i) 250,000 shares of Series A Preferred Stock held by Firepit Partners, LP over which Mr. Hall holds sole voting and dispositive power, (ii) 1,000,000 shares of Series A Preferred Stock held by BioMatrix Partners Ltd. over which Mr. Hall shares voting and dispositive power and (iii) 173,448 shares of Series B Preferred Stock held by BioMatrix Partners Ltd. over which Mr. Hall shares voting and dispositive power. Mr. Hall is the general partner of Firepit Partners, LP. The address for Firepit Partners, LP is 5956 Sherry Lane, Suite 1810, Dallas, TX 75225. Mr. Hall and George Houston Hall are the general partners of BioMatrix Partners Ltd. and share voting and dispositive power. The address for BioMatrix Partners Ltd. is 5956 Sherry Lane, Suite 1810, Dallas, TX 75225. Mr. Hall may be deemed to share the power to direct the disposition and vote of the shares held by Firepit Partners, LP and BioMatrix Partner Ltd. but disclaims beneficial ownership of all shares held by such entities except to any pecuniary interest therein.

(11)
Consists of shares reported in footnote (3). Jamie McNab is a Partner of Slate Path Capital LP, which is the investment manager of Slate Path Master Fund LP and SPB Master Fund LP. Mr. McNab may be deemed to share the power to direct the disposition and vote of the shares held by Slate Path, but disclaims beneficial ownership of all shares held by Slate Path except to any pecuniary interest therein.

(12)
Consists of (i) 31,252 shares of common stock issuable upon the conversion of Series B Preferred

Stock and 15,000 shares common stock issuable upon the exercise of stock options within 60 days of January 15, 2025 held by Dr. Wirk and (ii) the shares reported in footnote (5). Shaheen Wirk is the founder of Palkon Holdings, LLC. Dr. Wirk may be deemed to share the power to direct the disposition and vote of the shares held by Palkon Holdings, LLC, but disclaims beneficial ownership of all shares held by Palkon Holdings, LLC except to any pecuniary interest therein.
(13)
Consists of stock options exercisable within 60 days of January 15, 2025.

(14)
Consists of (i) 1,250,000 shares of common stock issuable upon the conversion of Series A Preferred Stock beneficially held by Tvardi’s current directors and executive officers as a group, (ii) 8,729,439 shares of common stock issuable upon the conversion of Series B Preferred Stock beneficially held by Tvardi’s current directors and executive officers as a group, and (iii) 4,017,868 shares common stock issuable upon the exercise of stock options held by Tvardi’s current directors and executive officers that are exercisable within 60 days of January 15, 2025.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY
The following table and the related notes present certain information with respect to the beneficial ownership of the common stock of the combined company upon consummation of the Merger, assuming the closing of the Merger occurred on January 15, 2025, by: (i) each person or group of affiliated persons known by Cara or Tvardi to become the beneficial owner of more than 5% of the common stock of the combined company upon the closing of the Merger; (ii) each of the directors of the combined company; (iii) each of the executive officers of the combined company; and (iv) all executive officers and directors of the combined company as a group.
Unless otherwise indicated in the footnotes to this table, Cara and Tvardi believe that each of the persons named in this table have sole voting and investment power with respect to the shares indicated as beneficially owned.
The following table assumes (i) no exercise of outstanding options or warrants to purchase shares of Cara common stock or Tvardi common stock prior to the closing of the Merger, (ii) an Exchange Ratio of 0.2042, (iii) a number of shares issued in connection with the merger equal to 11,878,447 (including 1,921,436 Conversion Shares), (iv) the closing of the Merger and (v) a Reverse Stock Split of 1-for-2, to be implemented immediately prior to the closing of the Merger. Based on these assumptions, there will be a total of 14,204,018 shares of combined company common stock outstanding upon the closing of the Merger.
Shares of the combined company’s common stock that may be acquired by an individual or group within 60 days of January 15, 2025, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of the combined company’s common stock of any other person shown in the table. Unless otherwise indicated, the address for the following stockholders is: c/o Cara Therapeutics, Inc., 400 Atlantic Street, Suite 500, Stamford, CT 06901.
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% or Greater Stockholders
Entities affiliated with David J. Tweardy(1)	2,435,233	17.14%
Ronald DePinho(2)	1,174,202	8.26%
Entities affiliated with Slate Path(3)	1,207,876	8.50%
Entities affiliated with Sporos(4)	1,723,721	12.14%
Named Executive Officers and Directors
Imran Alibhai(5)	549,322	3.72%
Dan Conn(6)	107,345	*
John Kauh(7)	58,723	*
Sujal Shah(8)	27,312	*
Wallace Hall(9)	375,436	2.64%
Shaheen Wirk, M.D.(10)	678,170	4.77%
Michael Wyzga(11)	20,474	*
All executive officers and directors as a group (9 persons)(12)	1,871,026	12.45%

*
Represents beneficial ownership of less than 1%.

(1)
Consists of (i) 480,626 shares of combined company common stock held by Benjamin John Tweardy 2020 Gift Trust; (ii) 480,626 shares of combined company common stock held by Daniel James Tweardy 2020 Gift Trust; (iii) 480,626 shares of combined company common stock held by Samuel David Tweardy 2020 Gift Trust; (iv) 993,350 shares of combined company common stock held by David J. Tweardy; and (v) 5,105 shares common stock issuable upon the exercise of stock options held by David J. Tweardy that are exercisable within 60 days of January 15, 2025. David J. Tweardy is the Trustee of the Benjamin John Tweardy 2020 Gift Trust, the Daniel James Tweardy 2020 Gift Trust and the Samuel David Tweardy 2020 Gift Trust.
(2)
Consists of (i) 1,169,097 shares of combined company common stock and (ii) 5,105 shares common stock issuable upon the exercise of stock options within 60 days of January 15, 2025.

(3)
Consists of (i) 1,072,055 shares of combined company common stock (including 120,023 Conversion Shares) held by Slate Path Master Fund LP; and (ii) 135,821 shares of combined company common stock (including 15,749 Conversion Shares) held by SPB Master Fund LP. Slate Path Capital LP, a Delaware limited partnership, is the investment manager of Slate Path Master Fund LP, a Cayman Islands exempted limited partnership, and SPB Master Fund LP, a Cayman Islands exempted limited partnership. David Greenspan is the managing member of Slate Path Capital GP LLC, a Delaware limited liability company and the general partner of Slate Path Capital LP. The address for Slate Path and Mr. Greenspan is 717 Fifth Avenue, 16th Floor, New York, NY 10022.

(4)
Consists of (i) 1,471,670 shares of combined company common stock held by Sporos Bioventures LLC; and (ii) 252,051 shares of combined company common stock held by Sporos Co-Invest T1 LLC. The board of managers of Sporos Bioventures LLC consists of Alex Cranberg, Peter Feinberg, Harold Levy, and Rachel Humphrey. The manager of Sporos Co-Invest T1 LLC is Sporos Bioventures, Inc. The board of directors of Sporos Bioventures, Inc. consists of Alex Cranberg. The address for Sporos is 3139 West Holcombe Blvd, Houston, TX 77025.

(5)
Consists of stock options exercisable within 60 days of January 15, 2025.

(6)
Consists of stock options exercisable within 60 days of January 15, 2025.

(7)
Consists of stock options exercisable within 60 days of January 15, 2025.

(8)
Consists of stock options exercisable within 60 days of January 15, 2025.

(9)
Consists of (i) 68,023 shares of combined company common stock (including 16,971 Conversion Shares) held by Firepit Partners, LP over which Mr. Hall holds sole voting and dispositive power and (ii) 307,413 shares of combined company common stock (including 67,784 Conversion Shares) held by BioMatrix Partners Ltd. over which Mr. Hall shares voting and dispositive power. Mr. Hall is the general partner of Firepit Partners, LP. The address for Firepit Partners, LP is 5956 Sherry Lane, Suite 1810, Dallas, TX 75225. Mr. Hall and George Houston Hall are the general partners of BioMatrix Partners Ltd. and share voting and dispositive power. The address for BioMatrix Partners Ltd. is 5956 Sherry Lane, Suite 1810, Dallas, TX 75225. Mr. Hall may be deemed to share the power to direct the disposition and vote of the shares held by Firepit Partners, LP and BioMatrix Partner Ltd. but disclaims beneficial ownership of all shares held by such entities except to any pecuniary interest therein.

(10)
Consists of (i) 268,026 shares of combined company common stock held by Palkon Holdings, LLC; (ii) 400,699 shares of combined company common stock held by Palkon TT Holdings, LLC and (iii) 6,382 shares of combined company common stock and 3,063 shares common stock issuable upon the exercise of stock options within 60 days of January 15, 2025 held by Dr. Wirk. Palkon GP, LLC is the general partner of Palkon TT Holdings, LLC and Palkon Capital LP, which is the sole member of Palkon Holdings, LLC. Shaheen Wirk is the managing member of Palkon Holdings, LLC and Palkon TT Holdings, LLC. The address for Palkon entities is 1688 Meridian Ave, Suite 700, Miami Beach, FL 33139. Dr. Wirk may be deemed to share the power to direct the disposition and vote of the shares held by Palkon Holdings, LLC, but disclaims beneficial ownership of all shares held by Palkon Holdings, LLC except to any pecuniary interest therein.

(11)
Consists of stock options exercisable within 60 days of January 15, 2025.

(12)
Consists of (i) 1,050,544 shares of combined company common stock beneficially held by Tvardi’s current directors and executive officers as a group, and (ii) 820,482 shares common stock issuable upon the exercise of stock options held by Tvardi’s current directors and executive officers that are exercisable within 60 days of January 15, 2025.

LEGAL MATTERS
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. will pass upon the validity of the Cara common stock offered by this proxy statement/prospectus.
EXPERTS
Cara
The financial statements of Cara Therapeutics, Inc. as of December 31, 2023 and 2022 and for the years then ended and included in this proxy statement/prospectus have been audited by audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon. Such financial statements are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
Tvardi
The financial statements of Tvardi Therapeutics, Inc. as of December 31, 2023 and 2022 and for each of the two years in the period ended December 31, 2023, included in this proxy statement/prospectus have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
Cara has filed with the SEC the Registration Statement, of which this proxy statement/prospectus forms a part. The Registration Statement registers the shares of Cara common stock to be issued to Tvardi stockholders in connection with the Merger. The Registration Statement, including the attached exhibits and schedules, contains additional relevant information about Cara common stock. The rules and regulations of the SEC allow Cara to omit certain information included in the Registration Statement from this proxy statement/prospectus. This proxy statement/prospectus is a part of the Registration Statement and constitutes a prospectus of Cara, as well as a proxy statement of Cara for its special meeting.
This proxy statement/prospectus does not contain all the information set forth in the Registration Statement. For further information about Cara and the shares of common stock to be registered in the Merger, you should refer to the Registration Statement. Statements contained in this proxy statement/prospectus relating to the contents of any contract, agreement or other document are not necessarily complete and are qualified in all respects by the complete text of the applicable contract, agreement or other document, a copy of which has been filed as an exhibit to the Registration Statement.
Cara is subject to the reporting and information requirements of the Exchange Act and, as a result, files, or will file, periodic reports, proxy statements and other information with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s internet site can be found at http://www.sec.gov. Cara also maintains a website at http://www.Caratherapeutics.com and makes available free of charge through this website Cara’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act. Cara make these reports available through Cara’s website as soon as reasonably practicable after Cara electronically files such reports with, or furnishes such reports to, the SEC. The information contained on, or that can be accessed through, Cara’s website is not a part of this proxy statement/prospectus.
This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this proxy statement/prospectus nor any distribution of securities pursuant to this proxy statement/prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this proxy statement/prospectus by reference or in Cara’s affairs since the date of this proxy statement/prospectus.

Cara has supplied all information contained in this proxy statement/prospectus relating to Cara and its business, and Tvardi has supplied all information contained in this proxy statement/prospectus relating to Tvardi and its business.
Neither Cara nor Tvardi has authorized anyone to give any information or make any representation about the Merger or Cara or Tvardi that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.
If you would like to request documents from Cara or Tvardi, please send a request in writing or by telephone to either Cara or Tvardi at the following addresses or telephone numbers:
Cara Therapeutics, Inc. 400 Atlantic Street Suite 500 Stamford, CT 06901 (203) 406-3700 Attn: Investor Relations	Tvardi Therapeutics, Inc. 3 Sugar Creek Center Blvd. Suite 525 Sugar Land, TX 77478 (713) 489-8654 Attn: Investor Relations
You may also request additional copies from Cara’s proxy solicitor using the following contact information:
ALLIANCE
ADVISORS, LLC
Stockholders call toll-free:
844-876-6183
Email:
CARA@allianceadvisors.com
Householding of Proxy Materials
The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.
A number of brokers with account holders who are Cara stockholders will be householding Cara’s proxy materials. A single proxy statement/prospectus will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once a stockholder has received notice from its broker that they will be householding communications to such stockholder’s address, householding will continue until such stockholder is notified otherwise or until it revokes its consent. If, at any time, a stockholder no longer wishes to participate in householding and would prefer to receive a separate proxy statement/prospectus and annual disclosure documents, it may notify its broker, and direct its written request to Cara Therapeutics, Inc. at Cara’s principal executive offices at 400 Atlantic Street, Suite 500, Stamford, CT 06901, Attention: Investor Relations. Stockholders who currently receive multiple copies of the proxy statement/prospectus and annual disclosure documents at their address and would like to request householding of their communications should contact their broker.
Stockholder Proposals
To be included in the Cara proxy statement for the 2025 Annual Meeting of Stockholders, your proposals must comply with the requirements of Rule 14a-8 under the Exchange Act. Accordingly, your proposal must be received in writing by Cara’s Corporate Secretary at 400 Atlantic Street, Suite 500, Stamford, CT 06901 by Monday, December 23, 2024, which is 120 calendar days before the anniversary date of our proxy statement release to stockholders for the 2024 Annual Meeting. If you wish to bring a matter before the Cara stockholders (including a director nomination) that is not included in next year’s proxy materials, you must notify our Corporate Secretary in writing at the address above no earlier than Tuesday, February 4, 2025 and no later than Thursday, March 6, 2025, in accordance with Cara’s amended and restated Bylaws. You are advised to review Cara’s amended and restated Bylaws, which contain a description of the information required to be submitted as well as additional requirements about advance notice of stockholder proposals and director nominations. In addition, stockholders who intend to solicit proxies in support of director nominees other than our nominees must provide in their notice any additional information required by Rule 14a-19(b) under the Exchange Act.
Stockholder Communication with the Cara Board
The Board has adopted a formal process by which stockholders may communicate with the Cara Board or any of its directors. Stockholders wishing to communicate with the Cara Board or an individual director may send a written communication to the Cara Board or such director c/o Cara Therapeutics, Inc., 400 Atlantic Street, Suite 500, Stamford, CT 06901, Attn: Secretary.
Each communication must set forth:
•
the name and address of the stockholder on whose behalf the communication is sent; and

•
the number and class of shares of Cara common stock that are owned beneficially by such stockholder as of the date of the communication.

The Secretary will review each communication. The Secretary will forward such communication to the Cara Board or to any individual director to whom the communication is addressed unless the communication contains advertisements or solicitations or is unduly hostile, threatening or similarly inappropriate, in which case the Secretary shall discard the communication.

Code of Business Conduct and Ethics
Cara has adopted a Code of Business Conduct and Ethics that applies to all of its officers, directors and employees, including its Chief Executive Officer, Chief Financial Officer and other senior financial officers. The Code of Business Conduct and Ethics provides a framework for sound ethical business decisions and sets forth Cara’s expectations on a number of topics, including conflicts of interest, compliance with laws, use of Cara’s assets and business ethics. Cara’s Code of Business Conduct and Ethics is available on Cara’s website at www.Caratherapeutics.com in the Investors section under Corporate Governance. If Cara ever were to amend or waive any provision of its Code of Business Conduct and Ethics that applies to Cara’s principal executive officer, principal financial officer, principal accounting officer or any person performing similar functions, Cara intends to satisfy its disclosure obligations, if any, with respect to any such waiver or amendment by posting such information on its website set forth above rather than by filing a Current Report on Form 8-K. In the case of a waiver for an executive officer or a director, the disclosure required under applicable Nasdaq listing standards also will be made available on Cara’s website.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
Defined terms included below shall have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.
For the purposes of the discussion in this section, the proposed Reverse Stock Split has been assumed, and any references herein to the proposed Reverse Stock Split shall account for such assumption.
On December 17, 2024, Cara, Tvardi, and Merger Sub entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into Tvardi, with Tvardi surviving as a wholly-owned subsidiary of Cara (such transaction, the Merger). Upon completion of the Merger, the business of Tvardi will continue as the business of the surviving corporation, referred to herein as the combined company. After the completion of the Merger, Cara will change its corporate name to Tvardi Therapeutics, Inc.
At the Closing and the closing of the related transactions, (i) each outstanding share of common stock of Tvardi (including the shares of common stock issuable upon conversion of all shares of preferred stock of Tvardi prior to the Merger), $0.001 par value per share (Tvardi common stock), will be converted into the right to receive 9,957,011 shares of common stock of Cara, $0.001 par value per share (Cara common stock) in the aggregate, based on an assumed Exchange Ratio of 0.2042 (as more fully described in the section titled Merger Agreement — Merger Consideration and Exchange Ratio included elsewhere in this proxy statement/prospectus), and (ii) the outstanding Convertible Notes of Tvardi will be converted into approximately 1,921,436 shares of Cara common stock, assuming interest on the Convertible Notes is accrued through an anticipated Closing of March 31, 2025, after giving effect to the proposed Reverse Stock Split. Cara will assume outstanding and unexercised options to purchase shares of Tvardi common stock, and in connection with the Merger, they will be converted into options to purchase shares of Cara common stock based on the Exchange Ratio. As of the Effective Time, Cara’s stockholders will continue to own and hold their then existing shares of Cara common stock, after giving effect to the proposed Reverse Stock Split at an assumed ratio of 1-for-2.
The preliminary assumed Exchange Ratio reflects the assumption that Cara Net Cash as of Closing will be $23.0 million. Pursuant to the Merger Agreement, Cara Net Cash as of Closing is expected to be approximately $22.875 million to $23.125 million (see Note 1 of the accompanying notes for additional discussion). Also refer to the section titled Merger Agreement — Merger Consideration and Exchange Ratio included elsewhere in this proxy statement/prospectus, which includes an illustrative table of how the Exchange Ratio and post-Merger equity ownership may change if Cara Net Cash is between $20.0 million and $25.0 million as of Closing.
On December 30, 2024, Cara filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of the State of Delaware to effect the December Reverse Stock Split, approved by Cara’s Board on December 19, 2024. Cara’s common stock began trading on The Nasdaq Capital Market on a post-split basis as of December 31, 2024. The unaudited pro forma condensed combined financial statement disclosures have been revised accordingly.
Cara will ask its stockholders to approve an amended and restated certificate of incorporation, including to effect the Reverse Stock Split and increase in authorized shares, for which approvals are also necessary to complete the transactions contemplated by the Merger Agreement. Upon the effectiveness of the amended and restated certificate of incorporation effecting the Reverse Stock Split, the outstanding shares of Cara common stock will be combined into a lesser number of shares in the range to be determined by Cara’s Board and agreed to by Tvardi prior to the Effective Time of such amended and restated certificate of incorporation and public announcement by Cara. As noted above, for the purposes of this section, the proposed Reverse Stock Split has been assumed at a ratio of 1-for-2, and any references herein to the proposed Reverse Stock Split shall account for such assumption.
The pro forma adjustments reflect (i) Cara pre-Merger accounting adjustments, referred to as “Transaction Accounting Adjustments — Asset Disposition and Other Adjustments,” that occur prior to Closing, (ii) Tvardi pre-Merger accounting adjustments, referred to as “Transaction Accounting Adjustments — Convertible Note Financing,” and (iii) transaction accounting adjustments, referred to as “Transaction Accounting Adjustments — Reverse Merger,” that occur in connection with the Merger.
•
“Transaction Accounting Adjustments — Asset Disposition and Other Adjustments” include (i) the wind-down of Cara’s operations, including the transfer of its lease to a third-party, (ii) the transfer of certain of Cara’s operating assets and liabilities to a third-party in connection with its APA, and (iii) other wind-down activities for Cara’s remaining operating assets and liabilities.

•
“Transaction Accounting Adjustments — Convertible Note Financing” includes Tvardi’s issuance of Convertible Notes.

•
“Transaction Accounting Adjustments — Reverse Merger” includes the (i) conversion of each share of Tvardi convertible preferred stock, (ii) the conversion of the Convertible Notes (both, together with the Merger, the Transactions), and (iii) other Merger related items.

The unaudited pro forma condensed combined balance sheet combines the historical balance sheets of Cara and Tvardi as of September 30, 2024, and depicts the accounting of the Transactions under U.S. GAAP. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2024 and for the year ended December 31, 2023 combine the historical results of Cara and Tvardi for those periods and depict the pro forma balance sheet transaction accounting adjustments assuming that those adjustments were made as of January 1, 2023. Collectively, pro forma balance sheet transaction accounting adjustments and pro forma statements of operations transaction accounting adjustments are referred to as “transaction accounting adjustments” or “pro forma adjustments.” The unaudited pro forma condensed combined financial information was prepared pursuant to the rules and regulations of Article 11 of SEC Regulation S-X, as amended.
The unaudited pro forma condensed combined financial information and related notes have been derived from and should be read in conjunction with:
•
the historical unaudited financial statements for Tvardi for the nine months ended September 30, 2024 and 2023 and related notes included elsewhere in this proxy statement/prospectus;

•
the historical audited financial statements for Tvardi for the years ended December 31, 2023 and 2022 and related notes included elsewhere in this proxy statement/prospectus;

•
the historical unaudited consolidated financial statements for Cara for the nine months ended September 30, 2024 and 2023 and related notes as included elsewhere in this proxy statement/prospectus;

•
the historical audited consolidated financial statements for Cara for years ended December 31, 2023 and 2022 and related notes included elsewhere in this proxy statement/prospectus;

•
the sections titled “Cara Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Tvardi Management’s Discussion and Analysis of Financial Condition and Results of Operation,” and other financial information relating to Cara and Tvardi included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information is based on the assumptions and pro forma adjustments that are described in the accompanying notes. The pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed, and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final accounting, expected to be completed after the Closing, may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information is not necessarily indicative of the financial position or results of operations in the future periods or the result that actually would have been realized had Cara and Tvardi been a combined organization during the specified periods. The actual results reported in periods following the Merger may differ significantly from those reflected in the unaudited condensed combined pro forma financial information presented herein for a number of reasons, including, but not limited to, differences in the assumptions used to prepare the unaudited pro forma condensed combined financial information.
Accounting rules require evaluation of certain assumptions, estimates, or determination of financial statement classifications. The accounting policies of Cara may materially vary from those of Tvardi. During preparation of the unaudited pro forma condensed combined financial information, management has performed a preliminary analysis and is not aware of any material differences, and accordingly, this unaudited pro forma condensed combined financial information assumes no material differences in accounting policies. Following the Merger, management will conduct a final review of Cara’s accounting policies in order to determine if differences in accounting policies require adjustment or reclassification of Cara’s results of operations or reclassification of assets or liabilities to conform to Tvardi’s accounting policies and classifications. As a result of this review, management may identify differences that, when conformed, could have a material impact on these unaudited pro forma condensed combined financial statements.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2024
(In thousands, except share and per share amounts)
	Historical			As Adjusted	Historical			As Adjusted
	6(A) Cara Therapeutics, Inc.	Transaction Accounting Adjustments − Asset Disposition and Other Adjustments		Cara Therapeutics, Inc.	6(B) Tvardi Therapeutics, Inc.	Transaction Accounting Adjustments − Convertible Note Financing		Tvardi Therapeutics, Inc.	Transaction Accounting Adjustments − Reverse Merger		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$37,061	$—		$30,933	$9,438	$28,298	6(g)	$37,736	$(2,763)	6(i)	$64,770
		(2,375)	6(c)						(1,136)	6(i)
		1,500	6(b)
		1,369	6(d)
		(6,622)	6(f)
Marketable securities	4,975			4,975	—			—			4,975
Accounts receivable, net − related party	435	(435)	6(d)	—	—			—			—
Inventory, net	625	(625)	6(c)	—	—			—			—
Other receivables	934	(934)	6(d)	—	—			—			—
Prepaid expenses and other current assets	2,382	(2,382)	6(e)	—	1,265			1,265			1,265
Restricted cash	1,500	(1,500)	6(b)	—	—			—			—
Total current assets	47,912	(12,004)		35,908	10,703	28,298		39,001	(3,899)		71,010
Property, equipment and improvements, net	3,417	(3,417)	6(a)	—	92			92			92
Intangible assets, net	—			—	401			401			401
Operating lease right-of-use assets	—			—	218			218			218
Deferred offering costs	—			—	1,083			1,083	(1,083)	6(j)	—
Other non-current assets	—			—	17			17			17
Total assets	$51,329	$(15,421)		$35,908	$12,514	$28,298		$40,812	$(4,982)		$71,738
Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses	$6,622	$(6,622)	6(f)	$—	$5,215	$100	6(g)	$5,315	$7,900	6(h)	$17,229
									4,014	6(j)
Operating lease liability – current portion	3,417	(3,417)	6(a)	$—	92			92			92
Convertible Notes	—				—	28,298	6(g)	28,298	7,254	6(n)	—
									(35,552)	6(n)
Total current liabilities	10,039	(10,039)		—	5,307	28,398		33,705	(16,384)		17,321

	Historical			As Adjusted	Historical			As Adjusted
	6(A) Cara Therapeutics, Inc.	Transaction Accounting Adjustments − Asset Disposition and Other Adjustments		Cara Therapeutics, Inc.	6(B) Tvardi Therapeutics, Inc.	Transaction Accounting Adjustments − Convertible Note Financing		Tvardi Therapeutics, Inc.	Transaction Accounting Adjustments − Reverse Merger		Pro Forma Combined
Liability related to sales of future royalties and milestones, net	40,583	(40,583)	6(c)	—	—			—			—
Operating lease liability – net of current portion	—				207			207			207
Total liabilities	50,622	(50,622)		—	5,514	28,398		33,912	(16,384)		17,528
Tvardi redeemable convertible preferred stock (Series A, B), $0.001 par value	—			—	85,503			85,503	(85,503)	6(k)	—
Stockholders’ equity (deficit):
Cara preferred stock; $0.001 par value	—			—	—			—	—		—
Cara common stock; $0.001 par value	5			5	—			—	—	6(m)	12
									(2)	6(l)
									2	6(o)
									(3)	6(n)
									10	6(n)
Tvardi common stock, $0.001 par value	—				19			19	30	6(k)	—
									(49)	6(n)
Additional paid-in capital	748,660			748,660	1,007			1,007	85,473	6(k)	141,106
									2	6(l)
									35,550	6(o)
									(5,097)	6(j)
									135	6(m)
									(724,624)	6(n)
Accumulated other comprehensive loss	(25)			(25)	—			—			(25)
Accumulated deficit	(747,933)	37,583	6(c)	(712,732)	(79,529)	(100)	6(g)	(79,629)	(135)	6(m)	(86,883)
		(2,382)	6(e)						(7,900)	6(h)
									(2,763)	6(i)
									(1,136)	6(i)
									724,666	6(n)
									(7,254)	6(o)
Total stockholders’ equity (deficit)	707	35,201		35,908	(78,503)	(100)		(78,603)	96,905		54,210
Total liabilities and stockholders’ equity (deficit)	$51,329	$(15,421)		$35,908	$12,514	$28,298		$40,812	$(4,982)		$71,738

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024
(In thousands, except share and per share amounts)
	Historical			As Adjusted	Historical
	7(A) Cara Therapeutics, Inc.	Transaction Accounting Adjustments - Asset Disposition and Other Adjustments		Cara Therapeutics, Inc.	7(B) Tvardi Therapeutics, Inc.	Transaction Accounting Adjustments - Reverse Merger	Pro Forma Combined
Revenue:
Collaborative revenue	$2,086	$(2,086)	7(b)	$—	$—	$—	$—
Commercial supply revenue	640	(640)	7(b)	—	—		—
Clinical compound revenue	84	(84)	7(b)	—	—		—
Other revenue	2,872	(2,872)	7(b)	—	—		—
Total revenue	5,682	(5,682)		—	—	—	—
Operating expenses:
Cost of goods sold	620	(620)	7(b)	—	—		—
Research and development	32,634			32,634	15,047		47,681
General and administrative	19,699			19,699	2,258		21,957
Restructuring	5,689			5,689	—		5,689
Total operating expenses	58,642	(620)		58,022	17,305	—	75,327
Operating loss	(52,960)	(5,062)		(58,022)	(17,305)	—	(75,327)
Other income, net	2,407			2,407	—		2,407
Interest income	—			—	615		615
Impairment of long-lived assets	(4,274)			(4,274)	—		(4,274)
Inventory write-down	(2,509)			(2,509)	—		(2,509)
Non-cash interest expense on liability related to sales of future royalties and milestones	(5,852)	5,852	7(b)	—	—		—
Net loss	$(63,188)	$790		$(62,398)	$(16,690)	$—	$(79,088)
Net loss per share:
Basic and Diluted	$(13.86)				$(0.87)		$(5.57)
Weighted average shares:
Basic and Diluted	4,559,944				19,192,595		14,197,663	7(h)
See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023
(In thousands, except share and per share amounts)
	Historical			As Adjusted	Historical			As Adjusted
	7(C) Cara Therapeutics, Inc.	Transaction Accounting Adjustments − Asset Disposition and Other Adjustments		Cara Therapeutics, Inc.	7(D) Tvardi Therapeutics, Inc.	Transaction Accounting Adjustments − Convertible Note Financing		Tvardi Therapeutics, Inc.	Transaction Accounting Adjustments − Reverse Merger		Pro Forma Combined
Revenue:
Collaborative revenue	$12,936	$(12,936)	7(b)	$—	$—	$—		$—	$—		$—
Commercial supply revenue	5,843	(5,843)	7(b)	—	—			—			—
License and milestone fees	910	(910)	7(b)	—	—			—			—
Royalty revenue	415	(415)	7(b)	—	—			—			—
Clinical compound revenue	165	(165)	7(b)	—	—			—			—
Other revenue	699	(699)	7(b)	—	—			—			—
Total revenue	20,968	(20,968)		—	—	—		—	—		—
Operating expenses:
Cost of goods sold	6,174	(6,174)	7(b)	—	—			—			—
Research and development	108,510	1,650	7(a)	110,160	15,866			15,866			126,026
General and administrative	27,779	732	7(a)	28,511	2,799			2,799	2,763	7(d)	43,227
									1,136	7(d)
									7,900	7(e)
	—								135	7(f)
Total operating expenses	142,463	(3,792)		138,671	18,665	—		18,665	11,934		169,270
Operating loss	(121,495)	(17,176)		(138,671)	(18,665)	—		(18,665)	(11,934)		(169,270)
Gain in connection with extinguishment of liability related to sales of future royalties and milestones	—	37,583	7(b)	37,583	—			—			37,583
Other income, net	3,586			3,586	—			—			3,586
Other expense	—			—		(100)	7(c)	(100)			(100)
Interest income	—			—	1,318			1,318			1,318
Change in fair value of the Convertible Notes	—			—					(7,254)	7(g)	(7,254)
Non-cash interest expense on liability related to sales of future royalties and milestones	(604)	604	7(b)	—	—			—			—
Net loss	$(118,513)	$21,011		$(97,502)	$(17,347)	$(100)		$(17,447)	$(19,188)		$(134,137)
Net loss per share:
Basic and Diluted	$(26.26)				$(0.91)						$(9.47)
Weighted average shares:
Basic and Diluted	4,512,422				19,134,096						14,161,956	7(h)
See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
1.
Description of the Merger

Transaction
On December 17, 2024, Cara, Tvardi and Merger Sub entered into the Merger Agreement pursuant to which Merger Sub will merge with and into Tvardi, with Tvardi surviving as a wholly owned subsidiary of Cara. Subject to the terms and conditions of the Merger Agreement, at the Closing:
a)
each outstanding share of Tvardi common stock, after giving effect to the conversion of Tvardi’s preferred stock into common stock, will be converted into the right to receive a number of shares of Cara common stock, based on the Exchange Ratio;

b)
the outstanding Convertible Notes will be converted into 1,921,436 shares of Cara common stock, in accordance with the terms discussed below; and

c)
each outstanding and unexercised option to purchase shares of Tvardi common stock (Tvardi options) immediately prior to the Closing will be assumed by Cara and will be converted to an option to purchase shares of Cara common stock, with necessary adjustments to the number of shares and exercise price to reflect the Exchange Ratio.

Under the terms of the Merger Agreement, the board of directors of Cara will take actions to accelerate, after giving effect to the proposed Reverse Stock Split at an assumed ratio of 1-for-2, the vesting of (i) certain options to purchase Cara common stock held by non-executive employees or directors as of the closing of the Merger and (ii) Cara’s restricted stock units (RSUs) that vest solely on the basis of time. The options of Cara’s remaining executives will accelerate upon the closing of the Merger, pursuant to change-in-control language within the preexisting employment agreements or separation arrangements of the executives. Of the total incremental fair value associated with the modification to accelerate vesting of Cara’s options and RSUs, $0.3 million is included as consideration of the Merger and $0.1 million is included as an adjustment to the unaudited pro forma condensed combined financial information.
Immediately following the Merger, Cara stockholders as of immediately prior to the Merger are expected to own approximately 16.37% of the outstanding capital stock of the combined company on a diluted basis, and former Tvardi stockholders are expected to own approximately 83.63% of the outstanding capital stock of the combined company on a diluted basis, of which 13.53% represents Tvardi investors who participated in Convertible Notes. Tvardi stockholders are expected to receive approximately 11,878,447 shares of Cara common stock in connection with the Merger. The 11,878,447 shares are based on the number of shares of Tvardi (i) common stock outstanding immediately prior to the Merger, (ii) convertible preferred stock outstanding as of September 30, 2024, which will be converted into shares of Tvardi common stock on a one-for-one basis immediately prior to the closing of the Merger, and (iii) Convertible Notes, which will be converted into shares of Cara common stock upon the Closing (as further described below). These estimates are subject to certain inputs, which includes, but is not limited to, the assumption that Cara Net Cash at the Closing will be approximately $23.0 million and the proposed Reverse Stock Split at an assumed ratio of 1-for-2.
The following table summarizes the pro forma number of shares of common stock of the combined company outstanding following the consummation of the Transactions.
	Assuming Cara Net Cash at Closing of $23.0 Million
Equity Capitalization Summary Upon Consummation of the Merger	Number of Shares Owned	% Ownership
Tvardi stockholders	9,957,011	70.10%
Cara stockholders	2,325,606	16.37%
Investors participating in the Convertible Notes	1,921,436	13.53%
Total common stock of the combined company	14,204,053	100.00%

If Cara holds between $22.875 million and $23.125 million of net cash at the closing of the Merger, the ownership percentage of the equity holders of Cara (pre-Merger) will remain the same.
The following table summarizes the pro forma number of shares of common stock of the combined company outstanding following the consummation of the Transactions on a fully diluted basis, which includes In-the-Money Cara stock options (as defined elsewhere in this proxy statement/prospectus) and Tvardi options outstanding.
	Assuming Cara Net Cash at Closing of $23.0 Million
Equity Capitalization Summary (fully diluted basis)	Number of Shares Owned	% Ownership
Tvardi stockholders(1)	11,065,911	72.21%
Cara stockholders(2)	2,336,468	15.25%
Investors participating in the Convertible Notes	1,921,436	12.54%
Total common stock of the combined company	15,323,815	100.00%

(1)
Includes 1,108,900 Tvardi options outstanding as of September 30, 2024, after applying the Exchange Ratio.

(2)
Includes 10,862 In-the-Money Cara stock options, after giving effect to the Reverse Stock Split at an assumed ratio of 1-for-2.

If Cara holds between $22.875 million and $23.125 million of net cash at the closing of the Merger, the ownership percentage of the equity holders of Cara (pre-Merger) will remain the same.
Consummation of the Merger is subject to certain closing conditions, including, among other things, (i) approval by the stockholders of each party of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, (ii) Nasdaq’s approval of the listing of the shares of Cara common stock to be issued in connection with the Merger, (iii) the effectiveness of a registration statement filed with the SEC in connection with the Merger, and (iv) Cara Net Cash at the Closing of at least $18.0 million.
The pre-Merger employment agreements or Severance Plan (as defined elsewhere in this proxy/prospectus) arrangements for Cara’s remaining executives include entitlement to change-in-control and severance payments and the retention agreements for the remaining Cara non-executive employees include severance and retention bonus payments. The aggregate of these change-in-control, severance, and retention bonus payments will be treated as pre-Merger compensation expense of Cara and will be reflected as an increase to accrued expenses of Cara, which will be paid prior to the Closing Date.
Related events that occurred in connection with the Merger are discussed in more detail below:
Prior to the Closing, (i) Cara transferred its operating lease to a third-party, (ii) discontinued its research and development activities, (iii) entered into an APA to sell certain of its remaining operating assets and liabilities (referred to herein as Cara’s Asset Disposition), and (iv) settled its other remaining operating assets and liabilities. Additionally, at Closing, Cara’s current Directors & Officers (D&O) policy will be fully utilized. Also prior to the Closing, Tvardi issued $28.3 million of Convertible Notes to certain of its investors. Cara’s Asset Disposition and Tvardi’s Convertible Notes are discussed in more detail below.
Asset Disposition
Cara and its subsidiary, Cara Royalty Sub, LLC, entered into an APA with CSL Vifor, pursuant to which CSL Vifor will acquire certain assets and rights for the development, manufacture and commercialization of difelikefalin, as well as certain associated liabilities (the Asset Disposition). The APA is expected to close concurrently with the close of the Merger.
Pursuant to the APA, in connection with the consummation of the Asset Disposition, CSL Vifor and HCR have agreed to enter into an amended and restated agreement to amend and replace the existing Purchase and Sale Agreement.

Additionally, pursuant to the APA, at the consummation of the Asset Disposition, Cara has agreed to pay CSL Vifor $3.0 million to compensate CSL Vifor for the estimated incremental future expenses to be incurred by CSL Vifor as a result of the transfer of the assets to be acquired and the liabilities to be assumed by it in connection with the Asset Disposition. See the section titled Asset Sale included elsewhere in this proxy statement/prospectus for further detail.
CSL Vifor’s assumption of Cara’s liabilities refers to Cara’s “liability related to sales of future royalties and milestones, net” of $40.6 million, as included on Cara’s unaudited condensed balance sheet, as included elsewhere in this proxy statement/prospectus, as of September 30, 2024.
Pursuant to the terms of the Asset Disposition, Cara is to be released of its obligation to transfer royalty payments to HCR (as further discussed within the notes to Cara’s historical unaudited condensed financial statements as of and for the nine months ended September 30, 2024, included elsewhere herein). In connection with Cara’s release of its $40.6 million liability, Cara will recognize a gain on the extinguishment of the related obligation. Also pursuant to the terms of the APA, as discussed above, pay CSL Vifor $3.0 million to compensate CSL Vifor for the estimated incremental future expenses to be incurred by CSL Vifor as a result of the transfer of the assets to be acquired and the liabilities to be assumed by it in connection with the Asset Disposition.
The treatment of the APA within Cara’s financial statements is still being assessed. For purposes of the pro formas, Cara has preliminarily concluded that the disposal will not qualify as discontinued operations under ASC 205.
Convertible Notes
In December 2024, Tvardi entered into a note purchase agreement to issue and sell Convertible Notes in an aggregate principal amount of $28.3 million. The Convertible Notes accrue interest at 8% per annum and mature on December 31, 2026. Tvardi will account for the Convertible Notes using the fair value option, and recorded the Convertible Notes based on their fair value upon issuance.
Upon the closing of the Merger, the outstanding balance of the Convertible Notes and all accrued interest will be automatically converted into shares of Cara common stock, at a conversion price equal to 80% of the implied valuation of the combined company common stock in the Merger. Assuming interest on the Convertible Notes is accrued through the anticipated Closing of March 31, 2025, immediately prior to the Closing, the Convertible Notes and accrued interest will convert into 1,921,436 shares of Cara common stock.
2.
Basis of Presentation

The unaudited pro forma condensed combined financial information is prepared in accordance with Article 11 of SEC Regulation S-X. The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an understanding of the combined company upon consummation of the Merger.
The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary accounting conclusions and estimates and the final accounting conclusions and amounts may occur as a result of, among other reasons: (i) changes in initial assumptions in the determination of the accounting acquirer and related accounting, (ii) changes in the amount of cash used in Cara’s operations, and (iii) other changes in Cara’s assets and liabilities, which are expected to be completed prior to the Closing, and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined company’s future results of operations and financial position.
3.
Accounting Policies

During the preparation of the accompanying unaudited pro forma combined financial information, Management was not aware of any material differences between Tvardi’s accounting policies and the accounting policies of Cara. Following the consummation of the Merger, Tvardi will conduct a more detailed review of Cara’s accounting policies. As a result, Tvardi may identify differences between the accounting policies of the two companies that, when conformed, could have had a material impact on the accompanying unaudited pro forma combined financial information.
4.
Accounting for the Merger

The unaudited pro forma condensed combined financial information gives effect to the Merger, which will be accounted for under GAAP as an in-substance reverse recapitalization of Cara by Tvardi. The treatment as an in-substance reverse recapitalization is based on the assessment that as a result of, and following, Cara’s discontinuation of its research and development activities, Asset Disposition, and settlement of its other remaining operating assets and liabilities, on the Closing Date, Cara is expected to have nominal operations and nominal pre-combination assets which are expected to primarily be cash, cash equivalents, and marketable securities. Under this method of accounting, Tvardi will be considered the accounting acquirer for financial reporting purposes. This determination is based on the expectations that, immediately following the Merger:
•
Tvardi stockholders will own a substantial majority of the voting rights of the combined company;

•
Tvardi will designate a majority of the initial members of the board of directors of the combined company;

•
Tvardi’s executive management team will become the management team of the combined company; and

•
The combined company will be renamed Tvardi Therapeutics, Inc. and its headquarters will be Tvardi’s current headquarters, in Houston, Texas.

As a result of Tvardi being treated as the accounting acquirer, Tvardi’s assets and liabilities will be recorded at their pre-combination carrying amounts. Cara’s assets will be measured and recognized at their fair values as of the Effective Time, which are expected to approximate the carrying value of the acquired cash and other non-operating assets, with no goodwill or other intangible assets recorded. Any difference between the consideration transferred and the fair value of the assets of Cara following the determination of the actual consideration transferred for Cara will be reflected as an adjustment to additional paid-in capital. For periods prior to the Closing, the historical financial statements of Tvardi shall become the historical financial statements of the combined company.
Preliminary Estimated Consideration Transferred (Purchase Price)
The estimated preliminary purchase price, which represents the consideration transferred to Cara stockholders in the Merger, is calculated based on the fair value of the common stock of the combined company that Cara stockholders will own as of the Closing of the Transaction because, with no active trading market for shares of Tvardi, the fair value of the Cara common stock represents a more reliable measure of the fair value of consideration transferred in the Merger. Accordingly, the accompanying unaudited pro forma combined financial information reflects an estimated preliminary purchase price of approximately $22.8 million. The following summarizes the preliminary estimate of the purchase price to be paid in the Merger, after giving the effect to the proposed Reverse Stock Split at an assumed ratio of 1-for-2 (in thousands, except share and per share amounts):
Common shares of the combined company owned by Cara stockholders(1)	2,325,606
Multiplied by the fair value per share of Cara common stock(2)	$9.68
Total	$22,512
Estimated fair value of assumed Cara stock-based awards based on pre-Merger service(3)	255
Total estimated purchase price	$22,767

(1)
The final purchase price was determined based on the number of shares of Cara common stock that Cara stockholders owned immediately prior to the closing of the Merger, after giving effect to the proposed Reverse Stock Split at an assumed ratio of 1-for-2. For purposes of this unaudited pro forma combined financial information, the estimated number of shares represents 2,285,276 shares of Cara common stock outstanding as of September 30, 2024, 738 RSUs that vested subsequent to September 30, 2024 and 39,592 unvested RSUs outstanding as of the date of this proxy statement/prospectus, which will become vested in full upon the Closing.
(2)
The estimated preliminary purchase price is based on the closing price on The Nasdaq Capital Market on January 31, 2025, and adjusted to give the effect to the proposed Reverse Stock Split at an assumed ratio of 1-for-2.

(3)
Reflects the estimated acquisition-date fair value of the assumed Cara equity awards attributable to pre-Merger service expected to be outstanding as of the Effective Time. This is included as an adjustment to the unaudited pro forma condensed combined balance sheet by crediting and debiting additional paid-in capital, resulting in no impact to the unaudited pro forma condensed combined financial information.

The actual purchase price for the assets of Cara will vary based on, among other things, the net cash calculation prior to the Closing, the Exchange Ratio and the Cara share price at the Closing. As such, the estimated purchase price consideration reflected in the unaudited pro forma condensed combined financial information does not purport to represent what the actual purchase price consideration will be when the Merger is completed. The actual purchase price will fluctuate until the Effective Time, and the final valuation of the purchase price consideration could differ significantly from the current estimate.
5.
Shares of Cara Common Stock Issued to Tvardi Stockholders upon the Closing of the Merger

At the Closing, (i) all outstanding shares of Tvardi common stock (including shares of Tvardi common stock issued upon conversion of Tvardi convertible preferred stock) will be exchanged for shares of Cara common stock based on the preliminary estimated Exchange Ratio of 0.2042 and (ii) all outstanding Tvardi Convertible Notes, including interest accrued through the anticipated Closing, will be converted into 1,921,436 shares of Cara common stock. Both the preliminary estimated Exchange Ratio and the conversion of Tvardi Convertible Notes into shares of Cara common stock will be determined in accordance with the terms of the Merger Agreement and after giving effect to the proposed Reverse Stock Split at an assumed ratio of 1-for-2. The estimated number of shares of Cara common stock that Cara expects to issue to Tvardi’s stockholders assumes Cara Net Cash at the Closing is $23.0 million and is determined as follows:
Shares of Tvardi common stock outstanding as of September 30, 2024	19,197,914
Tvardi stock option exercises subsequent to September 30, 2024	5,416
Shares of Tvardi common stock issued upon conversion of Tvardi convertible preferred stock, see Note 6(k)	29,555,538
Total Tvardi common stock outstanding prior to the closing of the Merger	48,758,868
Exchange Ratio	0.2042
Shares of Tvardi common stock outstanding before the conversion of Tvardi’s Convertible Notes	9,957,011
Shares of Cara common stock issued upon conversion of Tvardi ‘s Convertible Notes, see Note 6(o)	1,921,436
Shares of Cara common stock issued to Tvardi stockholders upon closing of the Merger	11,878,447
In addition, in connection with the Merger, Cara will assume all of the outstanding options to acquire Tvardi common stock and such stock options will become exercisable for shares of Cara common stock following the Merger.

6.
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2024

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:
Pro forma notes:
6(A)
Derived from the unaudited condensed consolidated balance sheet of Cara as of September 30, 2024

6(B)
Derived from the unaudited condensed balance sheet of Tvardi as of September 30, 2024

Pro forma Balance Sheet Transaction Accounting Adjustments:
Transaction Accounting Adjustments — Asset Disposition and Other Adjustments
6(a)
To reflect the derecognition of Cara’s property and equipment, net of $3.4 million and operating lease liability of $3.4 million, all of which were transferred to a third-party on November 1, 2024.

6(b)
In connection with the transfer of Cara’s lease to a third-party, to reflect the release of the $1.5 million in restricted cash in October 2024, which was previously restricted to serve as collateral for the letter of credit in connection with its lease, to cash and cash equivalents.

6(c)
To reflect, pursuant to the terms of the APA, the (i) derecognition of Cara’s $40.6 million “liability related to sales of future royalties and milestones, net” as the related obligation will be transferred to a third-party, (ii) the sale of Cara’s inventory, and (iii) payment of $3.0 million to compensate CSL Vifor for the estimated incremental future expenses to be incurred by CSL Vifor as a result of the transfer of the assets to be acquired and the liabilities to be assumed by it in connection with the Asset Disposition. The offset to accumulated deficit primarily reflects a gain related to the extinguishment of Cara’s prior obligation.

6(d)
To reflect the receipt of cash and reduction of receivables of $1.4 million prior to the closing of the Merger.

6(e)
To reflect the derecognition of Cara’s prepaid expenses of $2.4 million, consisting of $1.7 million of prepaid research and development clinical costs, $0.5 million of prepaid insurance related to the current Cara’s D&O policy that will be fully utilized at the Closing and $0.2 million of other prepaid costs as these amounts will either be written-off or fully amortized at the Closing.

6(f)
To reflect the payment of $6.6 million of Cara’s accounts payable and accrued expenses, consisting of $2.5 million of accounts payable, $1.5 million of accrued research projects, $1.2 million of accrued compensation and benefits, and $1.4 million of accrued professional fees before the closing of the Merger.

Transaction Accounting Adjustments — Convertible Note Financing
6(g)
To reflect, pursuant to the terms of the Convertible Notes, Tvardi’s issuance of an aggregate principal of $28.3 million of Convertible Notes in the fourth quarter of 2024. The Convertible Notes were recorded at their fair value upon issuance of $28.3 million, which is equivalent to their carrying value. The estimated issuance costs of $0.1 million are recorded as other expense on the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023.

Transaction Accounting Adjustments — Reverse Merger
6(h)
To reflect preliminary estimated transaction costs of $7.9 million, not yet reflected in the historical financial statements of Cara, which are expected to be incurred by Cara in connection with the Merger, such as advisory, legal, accounting, auditing, and other professional fees as an increase in accrued expenses of $7.9 million and a corresponding increase in accumulated deficit in the unaudited pro forma condensed combined balance sheet. This estimate may change as additional information becomes known.
6(i)
To reflect preliminary estimated incremental compensation expense of $3.9 million related to severance, retention, and change-in-control payments resulting from (i) pre-existing employment agreements or severance plan arrangements for executives and (ii) retention agreements for non-executive employees that were agreed upon prior to the Merger that had not yet been paid or fully accrued for as of September 30, 2024. As these costs are expected to be paid prior to the Closing, the $3.9 million is recorded as decrease to cash and cash equivalents and an increase to accumulated deficit in the unaudited pro forma condensed combined balance sheet as of September 30, 2024.

6(j)
To reflect (i) preliminary estimated transaction costs of $4.0 million incurred by Tvardi in connection with the merger, such as advisory, legal and auditor fees as an increase in accrued expenses of $4.0 million, (ii) the derecognition of the deferred offering costs of $1.1 million included in the historical financial statements, and (iii) a reduction to additional paid-in capital of $5.1 million in the unaudited pro forma condensed combined balance sheet. As the merger is accounted for as a reverse recapitalization equivalent to the issuance of equity for the net assets of Cara, these direct and incremental costs are treated as a reduction of the net proceeds received within additional paid-in capital.

6(k)
To reflect the automatic conversion, on a one-to-one basis, of all outstanding shares of Tvardi convertible preferred stock, with a carrying amount of $85.5 million, into 29,555,538 shares of Tvardi common stock immediately prior to the Merger. Tvardi convertible preferred stock outstanding immediately prior to the Closing was comprised of the following:

Tvardi Convertible Preferred Stock
Series A Preferred Stock	9,499,999
Series B Preferred Stock	20,055,539
Total shares of Tvardi convertible preferred stock converted to shares of Tvardi common stock immediately prior to the merger	29,555,538

6(l)
To reflect the proposed Reverse Stock Split for Cara, at an assumed ratio of 1-for-2.

6(m)
To reflect the accelerated vesting of 40,330 of Cara’s RSUs, after giving effect to the proposed Reverse Stock Split at an assumed ratio of 1-for-2, upon the Closing pursuant to the terms of the Merger Agreement, an increase in compensation expenses of approximately $0.1 million and a decrease in additional paid-in capital of $0.1 million.

6(n)
To reflect the recapitalization of Tvardi, pursuant to the Merger Agreement, through the contribution of 48,758,868 shares of Tvardi common stock (see Note 5), and the issuance of 11,878,447 shares of Cara common stock, reflecting the Exchange Ratio of 0.2042 and including the issuance of common stock upon the conversion of the Convertible Notes, and to reflect the derecognition of the accumulated deficit of Cara which is reversed to additional paid-in capital.

The derecognition of accumulated deficit of Cara of $724.7 million is determined as follows (in thousands):
Accumulated deficit of Cara as of September 30, 2024	$(747,933)
Gain in connection with extinguishment of liability related to sales of future royalties and milestones, see Note 6(c)	37,583
Derecognition of prepaid expenses, See Note 6(e)	(2,382)
Transaction costs of Cara, see Note 6(h)	(7,900)
Compensation expense related to change-in-control, severance, and retention payments, see Note 6(i)	(3,899)
Acceleration of Cara’s RSUs upon closing of the Merger, see Note 6(m)	(135)
Total adjustment to derecognize the accumulated deficit of Cara	$(724,666)

6(o)
To reflect an (i) incremental fair value adjustment of $7.3 million on the Convertible Notes, reflecting the 20% discount of the Convertible Notes and accrued interest immediately prior to the conversion and (ii) the issuance of 1,921,436 shares of Cara common stock, pursuant to the terms of the Convertible Notes, described in Note 1. The incremental change in fair value of the Convertible Notes of $7.3 million is adjusted for pro forma purposes through accumulated deficit as of September 30, 2024.

7.
Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the Nine Months Ended September 30, 2024 and for Year Ended December 31, 2023

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:
Pro forma notes:
7(A)
Derived from the unaudited condensed consolidated statement of operations and comprehensive loss of Cara for the nine months ended September 30, 2024

7(B)
Derived from the unaudited condensed statement of operations of Tvardi for the nine months ended September 30, 2024

7(C)
Derived from the audited consolidated statement of operations and comprehensive loss of Cara for year ended December 31, 2023

7(D)
Derived from the audited statement of operations and comprehensive loss of Tvardi for year ended December 31, 2023

Tvardi and Cara did not record any provision or benefit for income taxes during the nine months ended September 30, 2024 or during the year ended December 31, 2023 because each company expects to incur a pre-tax loss in 2024 and incurred a pre-tax loss in 2023 and each company maintains a full valuation allowance on its deferred tax assets. Accordingly, no pro forma adjustments have an impact on associated income tax.
Pro forma Statement of Operations Transaction Accounting Adjustments:
Transaction Accounting Adjustments — Asset Disposition and Other Adjustments
7(a)
To reflect the derecognition of Cara’s prepaid expenses of $2.4 million, consisting of $1.7 million of prepaid research and development clinical costs, $0.5 million of prepaid insurance related to Cara’s current D&O policy that will be fully utilized at the Closing, and $0.2 million of other prepaid costs, assuming the adjustment made in Note 6(e) was made on January 1, 2023.

7(b)
To reflect (i) a gain of $37.6 million representing the transfer of Cara’s obligation related to its “liability related to sales of future royalties and milestones, net” to a third-party, CSL Vifor, net of $3.0 million paid to compensate CSL Vifor for the estimated incremental future expenses to be incurred by CSL Vifor as a result of the transfer of the assets to be acquired and the liabilities to be assumed by it in connection with the Asset Disposition, pursuant to the APA and (ii) the corresponding derecognition of Cara’s “non-cash interest expense on liability related to sales of future royalties and milestones,” both assuming the adjustment made in Note 6(c) was made on January 1, 2023.

The pro forma adjustment also eliminates Cara’s revenue and cost of goods sold recognized in the historical financial statements, assuming that the APA was signed on January 1, 2023, as Cara’s revenue and costs of goods sold are directly related to difelikefalin, the rights to which will be sold to a third-party in connection with the APA. Cara’s “non-cash interest expense on liability related to sales of future royalties and milestones” is also eliminated in this pro forma adjustment since, as discussed above, the related obligation is being transferred to a third-party.
Transaction Accounting Adjustments — Convertible Note Financing
7(c)
To reflect the transaction costs incurred related to the issuance of Tvardi’s Convertible Notes, assuming the adjustment made in Note 6(g) was made on January 1, 2023.

Transaction Accounting Adjustments — Reverse Merger
7(d)
To reflect the preliminary estimated incremental compensation expense of $3.9 million related to severance, retention, and change-in-control payments recorded in general and administrative expenses, resulting from (i) pre-existing employment agreements or severance plan arrangements for executives and (ii) retention agreements for non-executive employees that were agreed upon prior to the Merger that had not yet been paid or fully accrued for as of September 30, 2024, assuming that the adjustment described in Note 6(i) was made on January 1, 2023.

7(e)
To reflect Cara’s estimated advisory, legal, audit, and other costs related to the Merger, including the estimated D&O tail policy, that were not recorded in its historical financial statements as an increase to general and administrative expenses in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023, assuming that the adjustment described in Note 6(h) was made on January 1, 2023. The D&O tail policy is recorded as an increase to general and administrative expenses in the unaudited pro forma condensed combined statement of operations as most of Cara’s directors and officers will not continue as directors and officers in the post-combination entity and therefore the D&O tail policy does not represent any future benefit for the post-combination entity.

7(f)
To reflect Cara’s increase in compensation expense of $0.1 million due to the accelerated vesting of 40,330 RSUs, after giving effect to the proposed Reverse Stock Split at an assumed ratio of 1-for-2, in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023, assuming that the adjustment described in 6(m) was made on January 1, 2023.

7(g)
To reflect the incremental change in fair value related to Tvardi’s Convertible Notes that is recorded in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023, assuming that the adjustment described in Note 6(o) was made on January 1, 2023.

7(h)
The pro forma combined basic and diluted net loss per share has been adjusted to reflect the pro forma net loss for the nine months ended September 30, 2024 and year ended December 31, 2023. In addition, the number of shares used in calculating the pro forma combined basic and diluted net loss per share has been adjusted to reflect the estimated total number of shares of common stock of the combined company for the respective periods. For the nine months ended September 30, 2024 and year ended December 31, 2023, the pro forma weighted-average shares have been calculated as follows:

	September 30, 2024	December 31, 2023
	Basic and Diluted	Basic and Diluted
Historical weighted-average number of Tvardi common stock outstanding	19,192,595	19,134,096
Tvardi stock option exercises subsequent to September 30, 2024	5,416	5,416
Impact of Tvardi convertible preferred stock assuming conversion as of January 1, 2023, see Note 6(k)	29,555,538	29,555,538
Application of Exchange Ratio to historical Tvardi weighted-average shares outstanding	0.2042	0.2042
Adjusted Tvardi weighted-average number of common stock outstanding	9,955,925	9,943,979
Impact of Convertible Notes assuming consummation of the Merger as of January 1, 2023, see Note 6(o)	1,921,436	1,921,436

	September 30, 2024	December 31, 2023
	Basic and Diluted	Basic and Diluted
Historical weighted-average number of Cara common stock outstanding, after giving effect to the proposed Reverse Stock Split at an assumed ratio of 1-for-2	2,279,972	2,256,211
Equity awards subject to outstanding Cara RSUs that fully vest upon consummation of the Merger(1)	40,330	40,330
Pro forma combined weighted average number of common stock outstanding	14,197,663	14,161,956

(1)
Represents the total Cara RSUs expected to be included in common stock outstanding as of the Closing, after giving effect to the proposed Reverse Stock Split at an assumed ratio of 1-for-2, which includes 738 RSUs that vested subsequent to September 30, 2024 and 39,592 unvested RSUs outstanding as of the date of this proxy statement/prospectus, which will become vested in full upon the Closing.

INDEX TO FINANCIAL STATEMENTS
CARA THERAPEUTICS, INC.
TVARDI THERAPEUTICS, INC.
Page
Unaudited condensed balance sheets as of September 30, 2024 and December 31, 2023.	F-115
Unaudited condensed statements of operations for the nine months ended September 30, 2024 and 2023	F-116
Unaudited condensed statements of redeemable convertible preferred stock and stockholders’ deficit for the nine months ended September 30, 2024 and 2023	F-117
Unaudited condensed statements of cash flows for the nine months ended September 30, 2024 and 2023	F-118
Notes to unaudited condensed financial statements	F-119

CARA THERAPEUTICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(amounts in thousands, excluding share and per share data)
(unaudited)
	September 30, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$37,061	$51,775
Marketable securities	4,975	48,983
Accounts receivable, net – related party	435	2,765
Inventory, net	625	2,821
Income tax receivable	—	697
Other receivables	934	555
Prepaid expenses	2,382	8,154
Restricted cash	1,500	408
Total current assets	47,912	116,158
Operating lease right-of-use assets	—	4,864
Property and equipment, net	3,417	3,322
Restricted cash, non-current	—	1,500
Total assets	$51,329	$125,844
Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$6,622	$25,592
Operating lease liability, current	3,417	—
Total current liabilities	10,039	25,592
Liability related to sales of future royalties and milestones, net	40,583	37,079
Operating lease liability, non-current	—	6,088
Total liabilities	50,622	68,759
Commitments and contingencies (Note 17)	—	—
Stockholders’ equity:
Preferred stock; $0.001 par value; 5,000,000 shares authorized at September 30, 2024 and December 31, 2023, zero shares issued and outstanding at September 30, 2024 and December 31, 2023	—	—
Common stock; $0.001 par value; 16,666,667 shares and 8,333,333 shares authorized at September 30, 2024 and December 31, 2023, respectively, 4,750,553 shares and 4,540,059 shares issued and outstanding at September 30, 2024 and December 31, 2023, respectively	5	5
Additional paid-in capital	748,660	742,085
Accumulated deficit	(747,933)	(684,745)
Accumulated other comprehensive loss	(25)	(260)
Total stockholders’ equity	707	57,085
Total liabilities and stockholders’ equity	$51,329	$125,844
See Notes to Condensed Consolidated Financial Statements.

CARA THERAPEUTICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(amounts in thousands, excluding share and per share data)
(unaudited)
	Three Months Ended		Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Revenue:
Collaborative revenue	$1,298	$2,471	$2,086	$10,631
Commercial supply revenue	—	1,252	640	5,843
License and milestone fees	—	910	—	910
Royalty revenue	—	167	—	415
Clinical compound revenue	—	66	84	165
Other revenue	1,258	—	2,872	—
Total revenue	2,556	4,866	5,682	17,964
Operating expenses:
Cost of goods sold	—	1,558	620	5,566
Research and development	1,362	25,451	32,634	80,095
General and administrative	6,475	6,755	19,699	21,191
Restructuring	707	—	5,689	—
Total operating expenses	8,544	33,764	58,642	106,852
Operating loss	(5,988)	(28,898)	(52,960)	(88,888)
Other income, net	766	866	2,407	2,712
Impairment of long-lived assets	(4,274)	—	(4,274)	—
Inventory write-down	(1,020)	—	(2,509)	—
Non-cash interest expense on liability related to sales of future royalties and milestones	(1,960)	—	(5,852)	—
Net loss	$(12,476)	$(28,032)	$(63,188)	$(86,176)
Net loss per share:
Basic and Diluted	$(2.73)	$(6.20)	$(13.86)	$(19.14)
Weighted average shares:
Basic and Diluted	4,570,320	4,519,641	4,559,944	4,503,187
Other comprehensive income, net of tax of $0:
Change in unrealized gains on available-for-sale marketable securities	96	291	235	1,233
Total comprehensive loss	$(12,380)	$(27,741)	$(62,953)	$(84,943)
See Notes to Condensed Consolidated Financial Statements.

CARA THERAPEUTICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(amounts in thousands except share and per share data)
(unaudited)
	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2023	4,540,059	$5	$742,085	$(684,745)	$(260)	$57,085
Stock-based compensation expense	—	—	1,660	—	—	1,660
Shares issued upon vesting of restricted stock units	15,531	—	1,685	—	—	1,685
Net loss	—	—	—	(30,696)	—	(30,696)
Other comprehensive income	—	—	—	—	69	69
Balance at March 31, 2024	4,555,590	$5	$745,430	$(715,441)	$(191)	$29,803
Stock-based compensation expense	—	—	1,507	—	—	1,507
Shares issued upon vesting of restricted stock units	14,224	—	234	—	—	234
Net loss	—	—	—	(20,016)	—	(20,016)
Other comprehensive income	—	—	—	—	70	70
Balance at June 30, 2024	4,569,814	$5	$747,171	$(735,457)	$(121)	$11,598
Stock-based compensation expense	—	—	1,338	—	—	1,338
Shares issued upon vesting of restricted stock units	739	—	151	—	—	151
Net loss	—	—	—	(12,476)	—	(12,476)
Other comprehensive income	—	—	—	—	96	96
Balance at September 30, 2024	4,570,553	$5	$748,660	$(747,933)	$(25)	$707
See Notes to Condensed Consolidated Financial Statements.

CARA THERAPEUTICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (continued)
(amounts in thousands except share and per share data)
(unaudited)
	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2022	4,483,112	$4	$726,679	$(566,232)	$(1,672)	$158,779
Stock-based compensation expense	—	—	2,972	—	—	2,972
Shares issued upon exercise of stock options	7,768	1	559	—	—	560
Shares issued upon vesting of restricted stock units	6,983	—	381	—	—	381
Net loss	—	—	—	(26,665)	—	(26,665)
Other comprehensive income	—	—	—	—	571	571
Balance at March 31, 2023	4,497,863	$5	$730,591	$(592,897)	$(1,101)	$136,598
Stock-based compensation expense	—	—	3,116	—	—	3,116
Shares issued upon vesting of restricted stock units	7,871	—	326	—	—	326
Net loss	—	—	—	(31,479)	—	(31,479)
Other comprehensive income	—	—	—	—	371	371
Balance at June 30, 2023	4,505,734	$5	$734,033	$(624,376)	$(730)	$108,932
Net proceeds from sales of common stock under open market sales agreement	32,340	—	1,117	—	—	1,117
Stock-based compensation expense	—	—	3,171	—	—	3,171
Shares issued upon vesting of restricted stock units	1,345	—	163	—	—	163
Net loss	—	—	—	(28,032)	—	(28,032)
Other comprehensive income	—	—	—	—	291	291
Balance at September 30, 2023	4,539,319	$5	$738,484	$(652,408)	$(439)	$85,642
See Notes to Condensed Consolidated Financial Statements.

CARA THERAPEUTICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)
(unaudited)
	Nine Months Ended,
	September 30, 2024	September 30, 2023
Operating activities
Net loss	$(63,188)	$(86,176)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	6,575	10,129
Non-cash interest expense on liability related to sales of future royalties and milestones, net of issuance costs accretion	5,852	—
Impairment of long-lived assets	4,274
Inventory write-down	2,509	—
Depreciation and amortization	192	177
Noncash lease expense	766	1,221
Accretion of available-for-sale marketable securities, net	(543)	(159)
Changes in operating assets and liabilities:
Accounts receivable, net – related party	2,330	(91)
Inventory	(313)	(883)
Income tax receivable	697	—
Other receivables	(379)	(1,186)
Prepaid expenses	5,772	3,609
Accounts payable and accrued expenses	(19,149)	37
Operating lease liability	(4,363)	(1,278)
Reimbursement of lease incentive	2,094	—
Other	—	(108)
Net cash used in operating activities	(56,874)	(74,708)
Investing activities
Proceeds from maturities of available-for-sale marketable securities	77,000	118,590
Proceeds from redemptions of available-for-sale marketable securities, at par	—	4,000
Purchases of available-for-sale marketable securities	(32,213)	(48,601)
Purchases of property and equipment	(1,046)	(323)
Net cash provided by investing activities	43,741	73,666
Financing activities
Payments to royalty purchase and sale agreement	(1,989)	—
Net proceeds from sales of common stock under open market sales agreement	—	1,117
Proceeds from the exercise of stock options	—	559
Net cash (used in) provided by financing activities	(1,989)	1,676
Net (decrease) increase in cash, cash equivalents and restricted cash	(15,122)	634
Cash, cash equivalents and restricted cash at beginning of period	53,683	64,149
Cash, cash equivalents and restricted cash at end of period	$38,561	$64,783
Noncash investing and financing activities
Incremental right-of-use asset in exchange for non-cash lease liability from modification of lease	$3,417	$—
Initial direct costs included as right-of-use asset from modification of lease	$577	$—
Accrual for leasehold improvements	$—	$807
See Notes to Condensed Consolidated Financial Statements.

CARA THERAPEUTICS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
(unaudited)
1. Business
Cara Therapeutics, Inc., or the Company, is a biopharmaceutical corporation formed on July 2, 2004. The Company has been focused on leading a new treatment paradigm to improve the lives of patients suffering from chronic pruritus. The Company’s primary activities to date have been organizing and staffing the Company, developing its lead product and product candidates, including conducting preclinical studies and clinical trials of difelikefalin-based product candidates, and raising capital.
On June 14, 2024, the Board of Directors of the Company approved a streamlined operating plan exploring strategic alternatives focused on maximizing shareholder value after the Company announced its decision to discontinue the clinical program in notalgia paresthetica, or NP, on June 12, 2024. The Company’s decision to discontinue the clinical program in NP followed the outcome from the dose-finding Part A of the KOURAGE-1 study evaluating the efficacy and safety of oral difelikefalin for moderate-to-severe pruritus in adult patients with NP in which oral difelikefalin did not demonstrate a meaningful clinical benefit at any dose compared to placebo. The Company’s decision was not related to any safety or medical issues, or negative regulatory feedback related to the Company’s NP program. In connection with the streamlined operating plan, the Board of Directors also approved a second reduction in the Company’s workforce by approximately 70%, which the Company substantially completed in June 2024 (see Note 17, Commitments and Contingencies — Restructuring Actions).
In August 2021, the Company received U.S. Food and Drug Administration, or FDA, approval for KORSUVA® (difelikefalin) injection, or KORSUVA injection, for the treatment of moderate-to-severe pruritus associated with chronic kidney disease in adults undergoing hemodialysis. Commercial launch of KORSUVA injection began in the United States in April 2022 and the Company began recording the associated profit-sharing revenues in the second quarter of 2022.
In April 2022, the European Commission granted marketing authorization to difelikefalin injection under the brand name Kapruvia® (difelikefalin), or Kapruvia, for the treatment of moderate-to-severe pruritus associated with chronic kidney disease in adult hemodialysis patients. The marketing authorization approved Kapruvia for use in all member states of the European Union, or EU, as well as Iceland, Liechtenstein, and Norway. Kapruvia was also approved in the United Kingdom in April 2022. Commercial launches in Austria, Germany, Sweden, France, the Netherlands, Finland, and Norway have commenced. In August 2022, as part of the Access Consortium, difelikefalin injection was approved in Switzerland under the brand name Kapruvia, as well as Singapore and Canada under the brand name KORSUVA. Commercial launch in Switzerland has also commenced. In November 2022, difelikefalin injection was approved in the last Access Consortium country, Australia, under the brand name KORSUVA. Difelikefalin injection was also approved in the United Arab Emirates, Kuwait, Israel, Japan, and Saudi Arabia under the brand name KORSUVA in January 2023, May 2023, June 2023, September 2023, and January 2024, respectively. On November 1, 2023, the Company entered into a Purchase and Sale Agreement, or the HCR Agreement, with HCRX Investments Holdco, L.P. and Healthcare Royalty Partners IV, L.P., or collectively HCR, pursuant to which HCR will receive current and future royalty and milestone payments for Kapruvia and KORSUVA (ex U.S. only) up to certain capped amounts in exchange for certain payments made to the Company (see Note 10, Royalty Purchase and Sale Agreement).
In 2018, the Company entered into a license and collaboration agreement with a joint venture between Vifor Pharma Group and Fresenius Medical Care Renal Pharmaceutical Ltd., or Vifor Fresenius Medical Care Renal Pharma Ltd., that provides full commercialization rights of Kapruvia, and where applicable KORSUVA, to Vifor Fresenius Medical Care Renal Pharma Ltd. worldwide (excluding the United States, Japan and South Korea). In 2020, the Company entered into a second licensing and collaboration agreement, along with stock purchase agreements, with Vifor (International) Ltd., or Vifor International, that provides full commercialization rights of KORSUVA injection to Vifor International in dialysis clinics in the United States under a profit-sharing arrangement (see Note 12, Collaboration and Licensing Agreements).

CARA THERAPEUTICS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
(unaudited)
In May 2022, Vifor International assigned its rights and obligations under the license agreement and a supply agreement, as permitted under the agreements, to Vifor Fresenius Medical Care Renal Pharma Ltd. The Company’s rights and obligations under these agreements were unaffected by this assignment and the assignment did not affect the Company’s economic rights under the agreements with Vifor International.
In August 2022, Vifor Pharma Group (which includes Vifor International) was acquired by CSL Limited and subsequently renamed CSL Vifor as part of the acquisition. The acquisition of Vifor Pharma Group did not affect any of the Company’s rights and obligations pursuant to these agreements.
The Company also has a license agreement with Maruishi Pharmaceutical Co. Ltd., or Maruishi, under which the Company granted Maruishi an exclusive license to develop, manufacture, and commercialize drug products containing difelikefalin for acute pain and/or uremic pruritus in Japan. In September 2023, Maruishi received manufacturing and marketing approval from Japan’s Ministry of Health, Labour and Welfare for KORSUVA IV Injection Syringe for the treatment of pruritus in hemodialysis patients (see Note 12, Collaboration and Licensing Agreements). In the fourth quarter of 2023, the Company entered into the HCR Agreement pursuant to which HCR will receive current and future royalty and milestone payments for KORSUVA (Japan) up to certain capped amounts in exchange for certain payments to the Company (see Note 10, Royalty Purchase and Sale Agreement).
As of September 30, 2024, the Company has raised aggregate net proceeds of approximately $520,700 from several rounds of equity financing, including its initial public offering, or IPO, which closed in February 2014 and four follow-on public offerings of common stock, which closed in July 2019, July 2018, April 2017 and August 2015, respectively, the issuance of common stock pursuant to its open market sales agreement with Jefferies LLC as sales agent in 2023, and the issuance of convertible preferred stock and debt prior to the IPO. The Company has also earned approximately $288,600 under its license and supply agreements for difelikefalin, primarily with CSL Vifor, Maruishi, and Chong Kun Dang Pharmaceutical Corp., or CKDP, and an earlier product candidate for which development efforts ceased in 2007. Under the terms of the HCR Agreement, the Company received net proceeds of $36,474 for the sale of future ex-U.S. royalties and milestones under Vifor Agreement No. 2 (as defined below) and the Maruishi Agreement in November and December 2023. The Company has also received aggregate net proceeds of approximately $98,000 from the issuance and sale of the Company’s common stock to Vifor International in connection with the Company’s license agreement with CSL Vifor (see Note 12, Collaboration and Licensing Agreements).
As of September 30, 2024, the Company had unrestricted cash and cash equivalents and marketable securities of $42,036 and an accumulated deficit of $747,933. The Company has incurred substantial net losses and negative cash flows from operating activities in nearly every fiscal period since inception and expects this trend to continue for the foreseeable future. The Company recognized net losses of $12,476 and $28,032 for the three months ended September 30, 2024 and 2023, respectively, and $63,188 and $86,176 for the nine months ended September 30, 2024 and 2023, respectively, and had net cash used in operating activities of $56,874 and $74,708 for the nine months ended September 30, 2024 and 2023, respectively.
The Company is subject to risks and uncertainties including, the possible delisting of its common stock from The Nasdaq Capital Market, ability to raise additional financing, and should it resume development of its product candidate or future product candidates, risks and uncertainties common to other life science companies including, but not limited to, uncertainty of product development and commercialization, lack of marketing and sales history, development by its competitors of new technological innovations, dependence on key personnel, market acceptance of products, product liability, protection of proprietary technology and compliance with FDA and other government regulations. Should the Company resume development of its product candidate or any future product candidate, even if the Company’s development efforts are successful, it is uncertain when, if ever, the Company would generate additional recurring product revenue or achieve profitability.

CARA THERAPEUTICS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
(unaudited)
Nasdaq Continued Listing Rules
On February 1, 2024, the Company received a letter from The Nasdaq Stock Market, or Nasdaq, notifying it that, for the previous 30 consecutive business day periods prior to the date of the letter, the closing bid price for the Company’s common stock was below $1.00. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided an initial period of 180 calendar days, or until July 30, 2024, to regain compliance with Nasdaq’s bid price requirement. On July 31, 2024, the Company received a notice, or the Extension Notice, from the Listing Qualifications Department of Nasdaq informing it that Nasdaq granted the Company an additional 180 calendar days, or until January 27, 2025, to regain compliance with the minimum closing bid price requirement for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2), or the Rule. In connection with the Extension Notice, the listing of the Company’s common stock was transferred from The Nasdaq Global Market to The Nasdaq Capital Market, effective as of August 1, 2024. The Extension Notice had no other immediate effect on the listing of the Company’s common stock.
If at any time before January 27, 2025, the closing bid price of the Company’s common stock is at least $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation that the Company has achieved compliance with the Rule.
The Company intends to continue to actively monitor the bid price for its common stock between now and January 27, 2025, and will consider available options to resolve the deficiency and regain compliance with the Rule. These options include, but are not limited to, effecting a reverse stock split, if necessary, to attempt to regain compliance. If the Company does not regain compliance within the additional compliance period, Nasdaq will provide notice that the Company’s common stock will be subject to delisting. The Company would then be entitled to appeal that determination to a Nasdaq hearings panel. There is no assurance, however, that the Company will regain compliance with the Rule or that the Company’s common stock will not be delisted from Nasdaq.
Nasdaq Listing Rule 5550(b)(1) requires companies listed on The Nasdaq Capital Market to maintain shareholders’ equity of at least $2,500, or the Shareholders’ Equity Requirement, or the alternative requirements of having a market value of listed securities of $35,000 or net income from continuing operations of $500 in the most recently completed fiscal year or two of the last three most recently completed fiscal years, or the Alternative Standards. As of September 30, 2024, the Company had shareholders’ equity of $707 and therefore the Company is not in compliance with the Shareholders’ Equity Requirement and, as of September 30, 2024, did not meet the Alternative Standards. If the Company continues to not be in compliance or if the Company fails to meet other Nasdaq continuing listing requirements, the Company’s common stock may be subject to delisting, and the Company may become subject to delisting proceedings. The Company is currently assessing its available options to regain compliance with the Shareholders’ Equity Requirement.
2. Basis of Presentation
On December 19, 2024, the board of directors (the “Board”) of the Company determined to effect a one-for-twelve (12) reverse stock split of the Company’s common stock, par value $0.001 per share and corresponding reduction in the total number of authorized shares. The reverse stock split ratio approved by the Board is within the previously disclosed range of ratios for a reverse stock split authorized by the stockholders of the Company at the Company’s Annual Meeting of Stockholders (“Annual Meeting”) held on June 4, 2024.
The reverse stock split became effective at 5:00 p.m. Eastern Time on Monday, December 30, 2024, and the Company’s common stock began trading on a split adjusted basis on The Nasdaq Capital Market as of the opening of trading on Tuesday, December 31, 2024.

CARA THERAPEUTICS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
(unaudited)
No fractional shares were issued in connection with the reverse stock split. Stockholders who would have otherwise held a fraction of a share of common stock of the Company received a cash payment in lieu thereof. In addition, proportionate adjustments were made to the number of shares underlying, and the exercise or conversion prices of, the Company’s outstanding stock options, and to the number of shares of common stock issuable under the Company's equity incentive plans.
Accordingly, all share and per share amounts for all periods presented in the accompanying condensed consolidated financial statements and notes thereto have been retroactively adjusted, where applicable, to reflect the reverse stock split.
The Company’s condensed consolidated financial statements include the results of the financial operations of Cara Therapeutics, Inc. and its wholly-owned subsidiary, Cara Royalty Sub, LLC, or Cara Royalty Sub, a Delaware limited liability company which was formed in November 2023 for the purpose of the transactions contemplated by the HCR Agreement described in Note 10, Royalty Purchase and Sale Agreement. All intercompany balances and transactions have been eliminated.
The unaudited interim condensed consolidated financial statements included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission, or SEC. Accordingly, they do not include all information and disclosures necessary for a presentation of the Company’s financial position, results of operations and cash flows in conformity with generally accepted accounting principles in the United States of America, or GAAP. In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments, consisting primarily of normal recurring accruals, necessary for a fair presentation of results for the periods presented. The results of operations for interim periods are not necessarily indicative of the results for the full year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted from this report, as is permitted by SEC rules and regulations; however, the Company believes that the disclosures are adequate to make the information presented not misleading. The condensed consolidated balance sheet data as of December 31, 2023 were derived from audited financial statements, but do not include all disclosures required by GAAP. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited financial statements and accompanying notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023.
Use of Estimates
The preparation of condensed consolidated financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, as of the date of the condensed consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. The more significant estimates include the fair value of marketable securities that are classified as Level 2 of the fair value hierarchy, the amount and periods over which certain revenues will be recognized, including licensing and collaborative revenue recognized from non-refundable up-front and milestone payments and future ex-U.S. royalties and milestones projected in relation to the HCR Agreement, related party accounts receivable reserve, as applicable, inventory valuation and related reserves, research and development, or R&D, clinical costs and accrued research projects included in prepaid expenses and accounts payable and accrued expenses, the amount of non-cash compensation costs related to share-based payments to employees and non-employees, restructuring costs, the amount of lease incentives, as applicable, and the incremental borrowing rate used in lease calculations, and the likelihood of realization of deferred tax assets.
The impact from global economic conditions and potential and continuing disruptions to and volatility in the credit and equity markets in the United States and worldwide are highly uncertain and cannot be predicted, including impacts from global health crises, geopolitical tensions, such as the ongoing conflicts

CARA THERAPEUTICS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
(unaudited)
between Russia and Ukraine, conflict in the Middle East, and increasing tensions between China and Taiwan, and government actions implemented as a result of the foregoing, fluctuations in inflation and interest rates, uncertainty and liquidity concerns in the broader financial services industry, and a potential recession in the United States. Estimates and assumptions about future events and their effects cannot be determined with certainty and therefore require the exercise of judgment. As of the date of issuance of these condensed consolidated financial statements, the Company is not aware of any specific event or circumstance that would require the Company to update its estimates, assumptions and judgments or revise the reported amounts of assets and liabilities or the disclosure of contingent assets and liabilities. These estimates, however, may change as new events occur and additional information is obtained, and are recognized in the condensed consolidated financial statements as soon as they become known.
Actual results could differ materially from the Company’s estimates and assumptions.
Significant Accounting Policies
There have been no material changes to the significant accounting policies previously disclosed in Note 2 to the Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023.
Accounting Pronouncements Recently Adopted
In November 2023, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, or ASU 2023-07, which expanded the disclosures for reportable segments made by public entities. These amendments within ASU 2023-07 retained the existing disclosure requirements in ASC 280 and expanded upon them to require public entities to disclose significant expenses for reportable segments in both interim and annual reporting periods, as well as items that were previously disclosed only annually on an interim basis, including disclosures related to a reportable segment’s profit or loss and assets. In addition, entities with a single reportable segment must provide all segment disclosures required in ASC 280, including the new disclosures for reportable segments under the amendments in ASU 2023-07. The amendments did not change the existing guidance on how a public entity identified and determined its reportable segments. A public entity should apply the amendments in ASU 2023-07 retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The amendments in ASU 2023-07 are effective for annual periods for all public entities in fiscal years beginning after December 15, 2023, and in interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 on January 1, 2024, and expects to comply with any new applicable disclosures in its Annual Report on Form 10-K for the year ended December 31, 2024. The Company does not expect the adoption to have a material effect on its results of operations, financial position, and cash flows.
Accounting Pronouncements Not Yet Adopted
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, or ASU 2023-09, which applies to all entities subject to income taxes. ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. ASU 2023-09 is intended to provide more detailed income tax disclosures. For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. ASU 2023-09 will be applied on a prospective basis with the option to apply the standard retrospectively. The Company expects to adopt ASU 2023-09 on January 1, 2025, and it does not expect the adoption to have a material effect on its results of operations, financial position, and cash flows.

CARA THERAPEUTICS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
(unaudited)
3. Available-for-Sale Marketable Securities
As of September 30, 2024, the Company’s available-for-sale marketable securities consisted of debt securities issued by U.S. government-sponsored entities. As of December 31, 2023, the Company’s available-for-sale marketable securities consisted of debt securities issued by the U.S. Treasury, U.S. government-sponsored entities and investment grade institutions (corporate bonds).
The following tables summarize the Company’s available-for-sale marketable securities by major type of security as of September 30, 2024 and December 31, 2023:
As of September 30, 2024
Type of Security	Amortized Cost	Gross Unrealized		Estimated Fair Value
		Gains	Losses
U.S. government agency obligations	$5,000	$—	$(25)	$4,975
Total available-for-sale marketable securities	$5,000	$—	$(25)	$4,975
As of December 31, 2023
Type of Security	Amortized Cost	Gross Unrealized		Estimated Fair Value
		Gains	Losses
U.S. Treasury securities	$37,243	$3	$—	$37,246
U.S. government agency obligations	7,500	—	(262)	7,238
Corporate bonds	4,500	—	(1)	4,499
Total available-for-sale marketable securities	$49,243	$3	$(263)	$48,983
The following tables summarize the fair value and gross unrealized losses of the Company’s available-for-sale marketable securities by investment category and disaggregated by the length of time that individual debt securities have been in a continuous unrealized loss position as of September 30, 2024 and December 31, 2023:
As of September 30, 2024
	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. government agency obligations	$—	$—	$4,975	$(25)	$4,975	$(25)
Total	$—	$—	$4,975	$(25)	$4,975	$(25)
As of December 31, 2023
	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. government agency obligations	$—	$—	$7,238	$(262)	$7,238	$(262)
Corporate bonds	—	—	2,000	(1)	2,000	(1)
Total	$—	$—	$9,238	$(263)	$9,238	$(263)

CARA THERAPEUTICS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
(unaudited)
As of September 30, 2024 and December 31, 2023, no allowance for credit losses were recognized on the Company’s available-for-sale debt securities as no portion of the unrealized losses associated with those securities were due to credit losses. The information that the Company considered in reaching the conclusion that an allowance for credit losses was not necessary is as follows:
As of September 30, 2024, the Company held one available-for-sale position, and it has been in an unrealized loss position for 12 months or greater. As of December 31, 2023, the Company held 3 out of 9 available-for-sale positions that were in an unrealized loss position. Unrealized losses individually and in aggregate, including any in an unrealized loss position for 12 months or greater, were not considered to be material for each respective period. Based on the Company’s review of these securities, the Company believes that the cost basis of its available-for-sale marketable security is recoverable.
U.S. government agency obligations.   The unrealized loss on the Company’s investment in direct obligations of U.S. government agencies were due to changes in interest rates and non-credit related factors. The credit ratings of this investment in the Company’s portfolio have not been downgraded below investment grade status. The contractual terms of this investment do not permit the issuer to repay principal at a price less than the amortized cost bases of the investment, which is equivalent to the par value on the maturity date. The Company expects to recover the entire amortized cost basis of this security on the maturity date. The Company does not intend to sell this investment, and it is not “more likely than not” that the Company will be required to sell this investment before recovery of the amortized cost basis. The Company held one position for its U.S. government agency obligations that were in unrealized loss position as of September 30, 2024.
The Company classifies its marketable debt securities based on their contractual maturity dates. As of September 30, 2024, the Company’s marketable debt security matures in November 2024. The amortized cost and fair values of marketable debt securities by contractual maturity were as follows:
	As of September 30, 2024		As of December 31, 2023
Contractual maturity	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Less than one year	$5,000	$4,975	$49,243	$48,983
More than one year	—	—	—	—
Total	$5,000	$4,975	$49,243	$48,983
All available-for-sale marketable securities are classified as marketable securities, current or marketable securities, non-current depending on the contractual maturity date of the individual available-for-sale security. Other income, net includes interest and dividends, accretion/amortization of discounts/premiums, realized gains and losses on sales of securities and credit loss expense due to declines in the fair value of securities, if any. The cost of securities sold is based on the specific identification method.
There were no sales of available-for-sale marketable securities during each of the three and nine months ended September 30, 2024 and 2023.
As of September 30, 2024 and December 31, 2023, accrued interest receivables on the Company’s available-for-sale debt securities were $99 and $139, respectively, and were included within other receivables.
4. Accumulated Other Comprehensive Loss
The following table summarizes the changes in accumulated other comprehensive loss, net of tax, from unrealized gains on available-for-sale marketable securities, the Company’s only component of accumulated other comprehensive loss, for the nine months ended September 30, 2024 and 2023, respectively.

CARA THERAPEUTICS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
(unaudited)
Total Accumulated Other Comprehensive Loss
Balance, December 31, 2023	$(260)
Other comprehensive income before reclassifications	235
Amount reclassified from accumulated other comprehensive loss	—
Net current period other comprehensive income	235
Balance, September 30, 2024	$(25)
Balance, December 31, 2022	$(1,672)
Other comprehensive income before reclassifications	1,233
Amount reclassified from accumulated other comprehensive loss	—
Net current period other comprehensive income	1,233
Balance, September 30, 2023	$(439)
Amounts reclassified out of accumulated other comprehensive loss into net loss are determined by specific identification. There were no reclassifications out of accumulated other comprehensive loss and into net loss for each of the three and nine months ended September 30, 2024 and 2023.
5. Fair Value Measurements
As of September 30, 2024 and December 31, 2023, the Company’s financial instruments consisted of cash, cash equivalents, available-for-sale marketable securities, accounts receivable, net — related party, prepaid expenses, restricted cash, accounts payable and accrued liabilities, and liability related to the sales of future royalties and milestones. The fair values of cash, cash equivalents, accounts receivable, net — related party, prepaid expenses, restricted cash, accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these financial instruments. The fair value of the liability related to the sales of future royalties and milestones also approximates the carrying value. Available-for-sale marketable securities are reported at their fair values, based upon pricing of securities with the same or similar investment characteristics as provided by third-party pricing services.
The Company validates the prices provided by its third-party pricing services by reviewing their pricing methods, obtaining market values from other pricing sources, and comparing them to the share prices presented by the third-party pricing services. After completing its validation procedures, the Company did not adjust or override any fair value measurements provided by its third-party pricing services as of September 30, 2024 or December 31, 2023.
The following tables summarize the Company’s financial assets measured at fair value on a recurring basis as of September 30, 2024 and December 31, 2023.

CARA THERAPEUTICS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
(unaudited)
Fair value measurement as of September 30, 2024:
Financial assets
Type of Instrument	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents:
Money market funds and checking accounts	$37,061	$37,061	$—	$—
Available-for-sale marketable securities:
U.S. government agency obligations	4,975	—	4,975	—
Restricted cash:
Commercial money market account	1,500	1,500	—	—
Total financial assets	$43,536	$38,561	$4,975	$—
Fair value measurement as of December 31, 2023:
Financial assets
Type of Instrument	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents:
Money market funds and checking accounts	$51,775	$51,775	$—	$—
Available-for-sale marketable securities:
U.S. Treasury securities	37,246	—	37,246	—
U.S. government agency obligations	7,238	—	7,238	—
Corporate bonds	4,499	—	4,499	—
Restricted cash:
Commercial money market account	1,908	1,908	—	—
Total financial assets	$102,666	$53,683	$48,983	$—
There were no purchases, sales or maturities of Level 3 financial assets and no unrealized gains or losses related to Level 3 available-for-sale marketable securities during each of the three and nine months ended September 30, 2024 and 2023. There were no transfers of financial assets into or out of Level 3 classification during each the three and nine months ended September 30, 2024 and 2023.
6. Restricted Cash
In May 2023, the Company entered into a lease agreement with 400 Atlantic Joint Venture LLC and SLJ Atlantic Stamford LLC (tenants-in-common), or the Landlord, for the lease of 26,374 square feet of office space located at 400 Atlantic Street, Stamford, Connecticut 06901 for its new principal executive offices, or the New Lease. The Company is required to maintain a stand-by letter of credit as a security deposit under the New Lease for its office space in Stamford, Connecticut (refer to Note 17, Commitments and Contingencies: Leases). The fair value of the letter of credit approximates its contract value. The Company’s

CARA THERAPEUTICS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
(unaudited)
bank requires the Company to maintain a restricted cash balance to serve as collateral for the letter of credit issued to the landlords by the bank. As of September 30, 2024, the restricted cash balance for the New Lease was invested in a commercial money market account.
On September 26, 2024, the Company entered into a Consent to Lease Assignment and Amendment to Lease with the Landlord and an Assignment and Assumption of Lease Agreement with a third party, or the Assignment Agreements, in which the New Lease, leasehold improvements, and other property and equipment from the corporate office space were transferred to a third party on November 1, 2024 (refer to Note 17, Commitments and Contingencies: Assignment of New Lease). As of September 30, 2024, the Company had $1,500 of restricted cash related to the New Lease in current assets. In accordance with the Assignment Agreements, the $1,500 of restricted cash became unrestricted in October 2024. As of December 31, 2023, the Company had $408 of restricted cash related to its previous lease (which was terminated in December 2023 and became unrestricted in January 2024) in current assets and $1,500 of restricted cash related to the New Lease in long-term assets.
The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Condensed Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Condensed Consolidated Statements of Cash Flows.
	September 30, 2024	December 31, 2023
Cash and cash equivalents	$37,061	$51,775
Restricted cash, current assets	1,500	408
Restricted cash, long-term assets	—	1,500
Total cash, cash equivalents, and restricted cash shown in the Condensed Consolidated Statements of Cash Flows	$38,561	$53,683
7. Inventory, net
Inventory, net consists of the following:
	September 30, 2024	December 31, 2023
Raw materials	$2,124	$2,639
Work-in-process	16	708
	2,140	3,347
Less Inventory Reserve for Obsolescence	(1,515)	(526)
Total	$625	$2,821
As of September 30, 2024 and December 31, 2023, inventory balances include inventory costs subsequent to regulatory approval of KORSUVA injection on August 23, 2021. During the three and nine months ended September 30, 2024, the Company wrote down $1,020 and $2,509, respectively, of commercial supply inventory due to obsolescence.
8. Prepaid expenses
As of September 30, 2024, prepaid expenses were $2,382, consisting of $1,650 of prepaid R&D clinical costs, $561 of prepaid insurance and $171 of other prepaid costs. As of December 31, 2023, prepaid expenses were $8,154, consisting of $7,245 of prepaid R&D clinical costs, $492 of prepaid insurance, and $417 of other prepaid costs.

CARA THERAPEUTICS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
(unaudited)
9. Accounts Payable and Accrued Expenses
Accounts payable and accrued expenses consist of the following:
	September 30, 2024	December 31, 2023
Accounts payable	$2,541	$11,583
Accrued research projects	1,490	4,343
Accrued compensation and benefits	1,173	6,519
Accrued professional fees and other	1,418	3,147
Total	$6,622	$25,592
10. Royalty Purchase and Sale Agreement
During the fourth quarter of 2023, the Company, through its wholly-owned subsidiary Cara Royalty Sub, entered into the HCR Agreement with HCR, pursuant to which Cara Royalty Sub sold, or agreed to sell, to HCR certain of its rights to receive royalty payments, or the Royalties, due and payable to Cara Royalty Sub (as assignee of the Company) under the Maruishi Agreement and Vifor Agreement No. 2. (as defined below), collectively the Covered License Agreements, in exchange for up to $40,000. The Company has retained all of its rights, title and interest in, to and under the Covered License Agreements that relate to any non-intravenous formulation of difelikefalin.
Under the terms of the HCR Agreement, Cara Royalty Sub received an upfront payment of $16,915 in November 2023, representing the $17,500 to which the Company was initially entitled, net of advisory fees and certain of HCR’s transaction-related expenses which the Company agreed to reimburse. In December 2023, Cara Royalty Sub received an additional payment of $19,770, representing the $20,000 milestone it achieved for Kapruvia (difelikefalin) pricing in Germany being approved above a certain threshold amount per dose, net of advisory fees. There were additional issuance costs of $211 related to the HCR Agreement resulting in aggregate net proceeds of $36,474. An additional $2,500 milestone payment is due to Cara Royalty Sub upon achievement of a 2024 sales milestone of KORSUVA in Japan.
The HCR Agreement will automatically expire, and the payment of Royalties to HCR will cease, when HCR has received payments of Royalties equal to two times the aggregate amount of payments made by HCR under the HCR Agreement if achieved on or prior to December 31, 2029, or 2.8 times the aggregate amount of payments made by HCR under the HCR Agreement, if not achieved on or prior to December 31, 2029. After the HCR Agreement expires, all rights to receive the Royalties return to Cara Royalty Sub.
Issuance costs pursuant to the HCR Agreement consisting primarily of advisory and legal fees totaled $1,025 including the amount of HCR’s transaction-related expenses that the Company reimbursed. The effective interest rate includes cash flow projections for future royalty and milestone payments, which are sensitive to certain assumptions, including market size, market penetration and sales price, that are forward looking and could be affected by future market conditions. During the three and nine months ended September 30, 2024, $694 and $1,989, respectively, were repaid to HCR under the HCR Agreement.

CARA THERAPEUTICS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
(unaudited)
The following table summarizes the activity of the HCR Agreement (in thousands):
Royalty purchase and sale agreement balance at December 31, 2023	$37,079
Payments	(1,989)
Non-cash interest expense	5,852
October 1st payment included in accounts payable and accrued expenses	(359)
Balance at September 30, 2024	$40,583
Effective interest rate	20.90%
11. Stockholders’ Equity
On June 7, 2024, the Company filed a Certificate of Amendment to its Certificate of Incorporation, or the Certificate, with the Secretary of State of the State of Delaware, which the Company’s stockholders approved at the Company’s Annual Meeting of Stockholders on June 4, 2024. The Certificate increased the authorized number of shares of common stock of the Company from 8,333,333 shares to 16,666,667 shares. The additional shares of common stock authorized by the Certificate have rights identical to the currently outstanding common stock of the Company and any issuance of common stock authorized by the Certificate would not affect the rights of the holders of currently outstanding common stock of the Company, except for effects incidental to increasing the number of shares of the Company’s common stock outstanding, such as dilution of the earnings per share and voting rights of current holders of common stock. As of September 30, 2024, there were 4,570,553 shares of common stock and no shares of preferred stock issued and outstanding.
Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are entitled to dividends when and if declared by the Board of Directors, subject to the preferential rights of the holders of preferred stock, if any.
During the three months ended September 30, 2024, an aggregate of 740 time-based restricted stock units of a certain employee vested and were settled in shares of the Company’s common stock. During the nine months ended September 30, 2024, an aggregate of 18,786 time-based restricted stock units of certain employees and the Board of Directors vested and were settled in shares of the Company’s common stock (See Note 15, Stock-Based Compensation).
During the three months ended September 30, 2024, no performance-based restricted stock units vested or were settled in shares of the Company’s common stock. During the nine months ended September 30, 2024, an aggregate of 11,708 performance-based restricted stock units of certain employees vested and were settled in shares of the Company’s common stock (See Note 15, Stock-Based Compensation).
During the three months ended September 30, 2023, an aggregate of 1,345 time-based restricted stock units of certain employees vested and were settled in shares of the Company’s common stock. During the nine months ended September 30, 2023, an aggregate of 16,199 time-based restricted stock units of certain employees and the Board of Directors were settled in shares of the Company’s common stock (see Note 15, Stock-Based Compensation).
During the three and nine months ended September 30, 2023, no performance-based restricted stock units vested or were settled in shares of the Company’s common stock.
In order to fund our future operations, including our planned clinical trials at the time, on March 1, 2022, the Company filed a universal shelf registration statement, or the Shelf Registration Statement, which provides for aggregate offerings of up to $300,000 of common stock, preferred stock, debt securities, warrants or any combination thereof. The Shelf Registration Statement was declared effective by the

CARA THERAPEUTICS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
(unaudited)
Securities and Exchange Commission on May 11, 2022. The securities registered under the Shelf Registration Statement include $154,500 of unsold securities that had been registered under our previous Registration Statement on Form S-3 (File No. 333-230333) that was declared effective on April 4, 2019. On March 6, 2024, the date the Company filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, it became subject to the offering limits in General Instruction I.B.6 of Form S-3. Pursuant to General Instruction I.B.6 of Form S-3, in no event will the Company sell shares of its common stock under its Shelf Registration Statement with a value of more than one-third of its public float in any 12-month period, so long as its public float is less than $75,000. The Company has not offered and sold any shares of its common stock pursuant to General Instruction I.B.6 to Form S-3 during the prior 12 calendar month period that ends on and includes the date hereof.
Also in March 2022, the Company entered into the open market sales agreement with Jefferies LLC as sales agent, or the Sales Agreement, pursuant to which it could issue and sell common stock with an aggregate value of up to $80,000 in an at-the-market offering. Jefferies is acting as the sole sales agent for any sales made under the Sales Agreement for a 3% commission on gross proceeds. In June 2024, the Company filed an amendment to the prospectus dated May 11, 2022 for the at-the-market offering, or the ATM Prospectus, to update the amount of shares of its common stock it is eligible to sell under General Instruction I.B.6 of Form S-3, as described above, and pursuant to the Sales Agreement. Pursuant to General Instruction I.B.6 of Form S-3, in no event will the Company sell shares of its common stock pursuant to the ATM Prospectus, as amended, with a value of more than one-third of its public float in any 12-month period, so long as its public float is less than $75,000. If the Company’s public float increases above $75,000 such that it may sell additional amounts under the Sales Agreement and the ATM Prospectus, it will file another amendment to the ATM Prospectus prior to making additional sales in excess of the limitations of General Instruction I.B.6 of Form S-3. The common stock will be sold at prevailing market prices at the time of the sale, and, as a result, prices may vary. Unless otherwise terminated earlier, the Sales Agreement continues until all shares available under the Sales Agreement have been sold. No shares were sold under the Sales Agreement during the three and nine months ended September 30, 2024. During the three and nine months ended September 30, 2023, 32,240 shares were sold under the Sales Agreement and the Company received net proceeds of $1,117. In recognition of the decision by its Board of Directors to approve a streamlined operating plan exploring strategic alternatives, as described elsewhere in this report, the Company currently does not have any intention to sell shares pursuant to the Sales Agreement.
12. Collaboration and Licensing Agreements
Vifor (International) Ltd. (Vifor International)
In October 2020, the Company entered into a license agreement with Vifor International, or Vifor Agreement No. 1, under which the Company granted Vifor International an exclusive license solely in the United States to use, distribute, offer for sale, promote, sell and otherwise commercialize difelikefalin injection for all therapeutic uses relating to the inhibition, prevention or treatment of itch associated with pruritus in hemodialysis and peritoneal dialysis patients in the United States. Under Vifor Agreement No. 1, the Company retains all rights with respect to the clinical development of, and activities to gain regulatory approvals of, difelikefalin injection in the United States.
After the assignment of rights of Vifor Agreement No. 1 from Vifor International to Vifor Fresenius Medical Care Renal Pharma Ltd. in May 2022, Vifor Agreement No. 1 provides full commercialization rights in dialysis clinics to CSL Vifor in the United States under a profit-sharing arrangement. Pursuant to the profit-sharing arrangement, the Company is generally entitled to 60% of the net profits (as defined in Vifor Agreement No. 1) from sales of difelikefalin injection in the United States and CSL Vifor is entitled to 40% of such net profits (excluding sales to Fresenius Medical Center dialysis clinics, compensation for which is governed by Vifor Agreement No. 2, as defined below), subject to potential temporary adjustment in future years based on certain conditions. Under Vifor Agreement No. 1, in consideration of CSL Vifor’s

CARA THERAPEUTICS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
(unaudited)
conduct of the marketing, promotion, selling and distribution of difelikefalin injection in the United States, the Company pays a marketing and distribution fee to CSL Vifor based on the level of annual net sales. This fee as well as CSL Vifor’s cost of goods sold, or COGS, are deducted from net sales in calculating the net profits that are subject to the profit-sharing arrangement under Vifor Agreement No. 1.
In addition, pursuant to Vifor Agreement No. 1, the Company is eligible to receive payments of up to $240,000 upon the achievement of certain sales-based milestones.
The Company retains the rights to make and have made difelikefalin injection, or the Licensed Product, on a non-exclusive basis, in the United States for commercial sale of the Licensed Product for use in all therapeutic areas to prevent, inhibit or treat itch associated with pruritus in hemodialysis and peritoneal-dialysis patients, or the Field, anywhere in the world and for supply of Licensed Product to CSL Vifor under the terms of a supply agreement, or the Vifor International Supply Agreement, which was executed in September 2021. The supply price is the Company’s COGS, as calculated under GAAP, plus an agreed upon margin. The Vifor International Supply Agreement will co-terminate with Vifor Agreement No. 1. The Company also retains the rights to import, distribute, promote, sell and otherwise commercialize the Licensed Product on an exclusive basis outside of the Field either in or outside of the United States.
The Vifor International Supply Agreement is accounted for as a customer option that is not a material right because the selling price of the Licensed Product under the Vifor International Supply Agreement is the Company’s COGS plus an agreed upon margin, which is commensurate with the “COGS plus” model that the Company would charge other parties under similar agreements (the standalone selling price) and not at a discount. Therefore, the sale of commercial supply to CSL Vifor is not a performance obligation under Vifor Agreement No. 1 but rather the Vifor International Supply Agreement is a separate agreement from Vifor Agreement No. 1. The only performance obligation under the Vifor International Supply Agreement is the delivery of the Licensed Product to CSL Vifor for commercialization.
Vifor Fresenius Medical Care Renal Pharma Ltd.
In May 2018, the Company entered into a license agreement with Vifor Fresenius Medical Care Renal Pharma Ltd., or Vifor Agreement No. 2, under which the Company granted Vifor Fresenius Medical Care Renal Pharma Ltd. an exclusive, royalty-bearing license, or the Vifor License, to seek regulatory approval to commercialize, import, export, use, distribute, offer for sale, promote, sell and otherwise commercialize the Licensed Product in the Field worldwide (excluding the United States, Japan and South Korea), or the Territory.
The Company is eligible to receive from Vifor Fresenius Medical Care Renal Pharma Ltd. additional commercial milestone payments in the aggregate of up to $440,000, all of which are sales related. The Company is also eligible to receive tiered double-digit royalty payments based on annual net sales, as defined in Vifor Agreement No. 2, of difelikefalin injection in the licensed territories. The Company retained full commercialization rights for difelikefalin injection for the treatment of chronic kidney disease associated pruritus in the United States except in the dialysis clinics of FMCNA, where Vifor Fresenius Medical Care Renal Pharma Ltd. will promote difelikefalin injection under a profit-sharing arrangement (as defined in Vifor Agreement No. 2), based on net FMCNA clinic sales (as defined in Vifor Agreement No. 2) and the Company and Vifor Fresenius Medical Care Renal Pharma Ltd. are each entitled to 50% of such net profits, subject to potential adjustments in a calendar year based on certain conditions.
The Company retains the rights to make and have made the Licensed Product in the Territory for commercial sale by Vifor Fresenius Medical Care Renal Pharma Ltd. in the Field in or outside the Territory and for supply of Licensed Product to Vifor Fresenius Medical Care Renal Pharma Ltd. under the terms of a supply agreement, or the Vifor Supply Agreement, which was executed in May 2020. The supply price is the Company’s COGS, as calculated under GAAP, plus an agreed upon margin. The Vifor Supply Agreement will co-terminate with Vifor Agreement No. 2.

CARA THERAPEUTICS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
(unaudited)
The Vifor Supply Agreement is accounted for as a customer option that is not a material right because the selling price of the Licensed Product under the Vifor Supply Agreement is the Company’s COGS plus an agreed upon margin, which is commensurate with the “COGS plus” model that the Company would charge other parties under similar agreements (the standalone selling price) and not at a discount. Therefore, the sale of compound to Vifor Fresenius Medical Care Renal Pharma Ltd. is not a performance obligation under Vifor Agreement No. 2 but rather the Vifor Supply Agreement is a separate agreement from Vifor Agreement No. 2. The only performance obligation under the Vifor Supply Agreement is the delivery of the Licensed Product to Vifor Fresenius Medical Care Renal Pharma Ltd. for commercialization.
Maruishi Pharmaceutical Co., Ltd. (Maruishi)
In April 2013, the Company entered into a license agreement with Maruishi, or the Maruishi Agreement, under which the Company granted Maruishi an exclusive license to develop, manufacture, and commercialize drug products containing difelikefalin for acute pain and/or uremic pruritus in Japan. Maruishi has the right to grant sub-licenses in Japan, which entitles the Company to receive sub-license fees, net of prior payments made by Maruishi to the Company. Under the Maruishi Agreement, the Company and Maruishi are required to use commercially reasonable efforts, at their own expense, to develop, obtain regulatory approval for and commercialize difelikefalin in the United States and Japan, respectively. In addition, the Company provided Maruishi specific clinical development services for difelikefalin used in Maruishi’s field of use.
Under the terms of the Maruishi Agreement, the Company is eligible to receive milestone payments upon the achievement of defined clinical and regulatory events as well as tiered, low double-digit royalties with respect to any sales of the licensed product sold in Japan by Maruishi, if any, and share in any sub-license fees.
In September 2022, Maruishi submitted a New Drug Application in Japan for approval of difelikefalin injection for the treatment of pruritus in hemodialysis patients. In September 2023, Maruishi received manufacturing and marketing approval from Japan’s Ministry of Health, Labour and Welfare for KORSUVA IV Injection Syringe for the treatment of pruritus in hemodialysis patients. In November 2023, the Company entered into an API supply agreement with Maruishi for difelikefalin.
Chong Kun Dang Pharmaceutical Corporation (CKDP)
In April 2012, the Company entered into a license agreement with CKDP, or the CKDP Agreement, in South Korea, under which the Company granted CKDP an exclusive license to develop, manufacture and commercialize drug products containing difelikefalin in South Korea. The Company and CKDP are each required to use commercially reasonable efforts, at their respective expense, to develop, obtain regulatory approval for and commercialize difelikefalin in the United States and South Korea, respectively.
Under the terms of the CKDP Agreement, the Company is eligible to receive milestone payments upon the achievement of defined clinical and regulatory events as well as tiered royalties, with percentages ranging from the high single digits to the high teens, based on net sales of products containing difelikefalin in South Korea, if any, and share in any sub-license fees.
13. Revenue Recognition
The Company has recognized revenue under its license and collaboration agreements from (1) its share of the profit generated by KORSUVA injection sales in the United States during the three and nine months ended September 30, 2024 and the three and nine months ended September 30, 2023; (2) commercial supply revenue from the Company’s sales of commercial product to CSL Vifor during the nine months ended September 30, 2024 and the three and nine months ended September 30, 2023; (3) royalty revenue from net sales of Kapruvia in Europe during each of the three and nine months ended September 30, 2023;

CARA THERAPEUTICS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
(unaudited)
(4) clinical compound sales from certain license agreements during each of the nine months ended September 30, 2024 and 2023; and (5) other revenue which represents royalty payments earned by the Company under Vifor Agreement No. 2 and the Maruishi Agreement under the HCR Agreement during the three and nine months ended September 30, 2024. As of September 30, 2024, the Company has not earned any sales-based milestones under its collaboration agreements.
As of September 30, 2024, the Company had license and collaboration agreements with CSL Vifor, Maruishi and CKDP. The following table provides amounts included in the Company’s Condensed Consolidated Statements of Comprehensive Loss as revenue for each of the three and nine months ended September 30, 2024 and 2023, respectively:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Collaborative revenue
CSL Vifor (KORSUVA injection profit sharing)	$1,298	$1,932	$2,086	$10,092
Maruishi	—	539	—	539
Total collaborative revenue	$1,298	$2,471	$2,086	$10,631
Commercial supply revenue
CSL Vifor (KORSUVA injection)	$—	$1,252	$640	$5,843
Total commercial supply revenue	$—	$1,252	$640	$5,843
License and milestone fees
Maruishi	$—	$910	$—	$910
Total license and milestone fees	$—	$910	$—	$910
Royalty revenue
CSL Vifor (Kapruvia ex-U.S.)	$—	$167	$—	$415
Total royalty revenue	$—	$167	$—	$415
Clinical compound revenue
Maruishi	$—	$66	$84	$165
Total clinical compound revenue	$—	$66	$84	$165
Other revenue (non-cash)
CSL Vifor (Kapruvia ex-U.S.)	$435	$—	$1,084	$—
Maruishi	823	—	1,788	—
Total other revenue	$1,258	$—	$2,872	$—
Collaborative revenue
Beginning in April 2022, the Company began recording its share of the profit generated by KORSUVA injection sales by CSL Vifor to third parties in the United States. Under the license agreements with CSL Vifor, KORSUVA injection net sales are calculated by CSL Vifor which are net of discounts, rebates, and allowances. These amounts include the use of estimates and judgments, which could be adjusted based on actual results in the future. The Company records its share of the net profits from the sales of KORSUVA injection in the United States on a net basis (since the Company is not the primary obligor and does not retain inventory risk) and presents the revenue earned each period as collaborative revenue.

CARA THERAPEUTICS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
(unaudited)
For the three months ended September 30, 2024, CSL Vifor recorded net sales of KORSUVA injection in the United States of approximately $3,004, which resulted in the Company’s profit share amount of $1,298. For the three months ended September 30, 2023, CSL Vifor recorded net sales of approximately $4,400, which resulted in the Company’s profit share amount of $1,932. For the nine months ended September 30, 2024, CSL Vifor recorded net sales of KORSUVA injection in the United States of approximately $2,146, which included negative net sales reported by CSL Vifor for the second quarter of 2024 primarily due to higher rebates and chargebacks due to price decreases on KORSUVA injection related to the expiration of Transition Drug Add-on Payment Adjustment in April 2024. For the nine months ended September 30, 2023, CSL Vifor recorded net sales of KORSUVA injection in the United States of approximately $21,500. For the nine months ended September 30, 2024 and 2023, the Company recorded associated collaborative revenue of $2,086 and $10,092, respectively. However, the Company has recorded an expense in other general and administrative, or G&A, expense for $1,447 for the nine months ended September 30, 2024 as a result of the negative profit share amount in the second quarter of 2024.
The Company’s distinct performance obligations under the Maruishi Agreement include transfer of the license to the Company’s intellectual property, which allowed Maruishi to develop and commercialize difelikefalin, for acute pain and uremic pruritus indications in Japan, which occurred at inception of the contract in 2013 (considered license and milestone fees revenue), and performance of R&D services, which occurred from 2013 to 2015 (considered collaborative revenue), as those services were rendered. The Company agreed to conduct limited work on an oral tablet formulation of difelikefalin and to conduct Phase 1 and proof-of-concept Phase 2 clinical trials of an intravenous formulation of difelikefalin to be used to treat patients with uremic pruritus. The Company agreed to transfer the data and information from such development to Maruishi for its efforts to obtain regulatory approval in Japan. These activities are referred to as R&D services and are included as collaborative revenue.
During each of the three and nine months ended September 30, 2023, the criteria for revenue recognition for a regulatory milestone event set forth in the Maruishi Agreement was achieved, and the Company earned $1,449, of which $539 was recorded as collaborative revenue based on the relative standalone selling prices described at contract inception. This regulatory milestone payment was considered variable consideration due to the uncertainty of occurrence of this event as specified at inception of the agreement. Therefore, this potential regulatory milestone payment was not included in the transaction price at the inception of the agreement.
Commercial supply revenue
Under the Vifor International Supply Agreement, the Company’s only performance obligation is the delivery of KORSUVA injection to CSL Vifor in accordance with the receipt of purchase orders. Revenue from the sale of commercial supply product to CSL Vifor is recognized as delivery of the product occurs. There was no commercial supply revenue for the three months ended September 30, 2024. The Company had commercial supply revenue of $1,252 for the three months ended September 30, 2023, with associated COGS of $1,558, and $640 and $5,843 for the nine months ended September 30, 2024 and 2023, respectively, with associated COGS of $620 and $5,566, respectively.
License and milestone fees revenue
Under Vifor Agreement No. 2, the Company’s performance obligations of granting a license to allow Vifor Fresenius Medical Care Renal Pharma Ltd. to commercialize difelikefalin injection worldwide, except in the United States, Japan and South Korea, which occurred at inception of the contract in May 2018, and performing R&D services by the Company to obtain sufficient clinical data which were shared with Vifor Fresenius Medical Care Renal Pharma Ltd. to allow them to receive regulatory approval to sell difelikefalin in the licensed territory, were not distinct, and were accounted for as a single performance obligation during the period the that the R&D services were rendered (see Note 12, Collaboration and Licensing Agreements).

CARA THERAPEUTICS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
(unaudited)
Revenue related to achievement of milestone events is recognized when the Company has determined that it is probable that a milestone event will be achieved and there will not be a significant reversal of revenue in future periods. Upon probability of achievement of a milestone event, the most likely amount of variable consideration is included in the transaction price. Subsequent changes to the transaction price, after contract initiation, are allocated to the performance obligations in the contract on the same basis as at contract inception. Revenue for variable consideration is recognized in the same manner (point in time or over time) as for the performance obligations to which the payment amounts were allocated.
During each of the three and nine months ended September 30, 2023, the criteria for revenue recognition for a regulatory milestone event set forth in the Maruishi Agreement was achieved and the Company earned $1,449, of which $910 was recorded as license and milestone fees revenue based on the relative standalone selling prices described at contract inception. This regulatory milestone payment was considered variable consideration due to the uncertainty of occurrence of this event as specified at inception of the agreement. Therefore, this potential regulatory milestone payment was not included in the transaction price at the inception of the agreement.
Royalty revenue
Royalty revenue includes amounts related to the Company’s royalties earned from CSL Vifor on the net sales of Kapruvia in Europe, based on the amount of net sales in a licensed territory during a calendar year. Sales-based royalty payments related to a license of IP are recognized as revenue when the respective sales occur, and the net sales tier is achieved. The Company recognized royalty revenue of approximately $167 and $415 for the three and nine months ended September 30, 2023, respectively, which were related to the Company’s royalties on the net sales of Kapruvia in Europe. Beginning on October 1, 2023, royalty revenue is no longer recognized until the Company has fulfilled its obligations under the HCR Agreement (see Note 10, Royalty Purchase and Sale Agreement).
Clinical compound revenue
The Company’s only performance obligation under the supply agreement with Maruishi is to deliver clinical compound to Maruishi in accordance with the receipt of purchase orders. There was no clinical compound revenue for the three months ended September 30, 2024. During the nine months ended September 30, 2024, the Company recognized clinical compound revenue of $84 from the sale of clinical compound to Maruishi. During the three and nine months ended September 30, 2023, the Company recognized clinical compound revenue of $66 and $165, respectively, from the sale of clinical compound to Maruishi.
Other revenue
The Company recorded other non-cash revenue of $1,258 and $2,872 which represents the royalty payments earned by the Company under Vifor Agreement No. 2 and the Maruishi Agreement during the three and nine months ended September 30, 2024, respectively, in conjunction with ex-U.S. sales of KORSUVA/Kapruvia, which will be remitted to HCR under the terms of the HCR Agreement. This non-cash revenue will continue to be recorded until the Company has fulfilled its obligations under the HCR Agreement. There was no other revenue recorded for the three and nine months ended September 30, 2023 as the HCR Agreement went into effect during the fourth quarter of 2023 (see Note 10, Royalty Purchase and Sale Agreement).
Contract balances
As of September 30, 2024 and December 31, 2023, the Company recorded accounts receivable, net — related party of $435 and $2,765, respectively, which primarily related to royalty payments from CSL

CARA THERAPEUTICS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
(unaudited)
Vifor in the current period and its profit-sharing revenue from sales of KORSUVA injection in the United States by CSL Vifor, its commercial supply of KORSUVA injection to CSL Vifor, and royalty payments from CSL Vifor in the prior period. The Company also recorded $835 and $415 within other receivables which primarily related to royalty payments from Maruishi as of September 30, 2024 and December 31, 2023, respectively. There were no other contract assets or contract liabilities related to the CSL Vifor, Maruishi and CKDP agreements as of September 30, 2024 and December 31, 2023.
The Company routinely assesses the creditworthiness of its license and collaboration partners. The Company has not experienced any losses related to receivables from its license and collaboration partners as of September 30, 2024 and December 31, 2023.
14. Net Loss Per Share
The Company computes basic net loss per share by dividing net loss by the weighted-average number of shares of common stock outstanding. Diluted net loss per share includes the potential dilutive effect of common stock equivalents as if such securities were exercised during the period, when the effect is dilutive. Common stock equivalents may include outstanding stock options or restricted stock units, which are included using the treasury stock method when dilutive. For each of the three and nine months ended September 30, 2024 and 2023, the Company excluded the effects of potentially dilutive shares that were outstanding during those respective periods from the denominator as their inclusion would be anti-dilutive due to the Company’s net losses during those periods.
The denominators used in the net loss per share computations are as follows:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Basic:
Weighted average common shares outstanding	4,570,320	4,519,641	4,559,944	4,503,187
Diluted:
Weighted average common shares outstanding – Basic	4,570,320	4,519,641	4,559,944	4,503,187
Common stock equivalents*	—	—	—	—
Denominator for diluted net loss per share	4,570,320	4,519,641	4,559,944	4,503,187

*
No amounts were considered as their effects would be anti-dilutive.

Basic and diluted net loss per share are computed as follows:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Net loss – basic and diluted	$(12,476)	$(28,032)	$(63,188)	$(86,176)
Weighted-average common shares outstanding:
Basic and diluted	4,570,320	4,519,641	4,559,944	4,503,187
Net loss per share, basic and diluted:	$(2.73)	$(6.20)	$(13.86)	$(19.14)
As of September 30, 2024, 354,964 stock options and 80,660 restricted stock units were outstanding, which could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted net loss per share because to do so would have been anti-dilutive as a result of the net loss for the period.

CARA THERAPEUTICS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
(unaudited)
As of September 30, 2023, 670,074 stock options and 64,643 restricted stock units were outstanding, which could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted net loss per share because to do so would have been anti-dilutive as a result of the net loss for the period.
15. Stock-Based Compensation
2019 Inducement Plan
In October 2019, the Company’s Board of Directors adopted the 2019 Inducement Plan, or the 2019 Plan, which is a non-stockholder approved stock plan adopted pursuant to the “inducement exception” provided under Nasdaq Listing Rule 5635(c)(4), or Rule 5635, for the purpose of awarding (i) non-statutory stock options, (ii) restricted stock awards, (iii) restricted stock unit awards, (iv) other stock awards (collectively, the Inducement Awards) to new employees of the Company, as inducement material to such new employees entering into employment with the Company. In November 2019, the Company filed a Registration Statement on Form S-8 with the SEC covering the offering of up to 25,000 shares of its common stock, par value $0.001, pursuant to the Company’s 2019 Plan. Initial grants of Inducement Awards made to employees vest as to 25% on the first anniversary of the date of grant and the balance ratably over the next 36 months and subsequent grants vest monthly over a period of four years from the grant date.
2014 Equity Incentive Plan
The Company’s 2014 Equity Incentive Plan, or the 2014 Plan, is administered by the Company’s Board of Directors or a duly authorized committee thereof, referred to as the Plan administrator. The 2014 Plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other forms of equity compensation, collectively referred to as Stock Awards. Additionally, the 2014 Plan provides for the grant of performance cash awards. Incentive stock options may be granted only to employees. All other awards may be granted to employees, including officers, non-employee directors, and consultants. No incentive stock options may be granted under the 2014 Plan after the tenth anniversary of the effective date of the 2014 Plan. Stock Awards granted under the 2014 Plan vest at the rate specified by the Plan administrator. Initial grants of Stock Awards made to employees and non-employee consultants generally vest as to 25% on the first anniversary of the date of grant and the balance ratably over the next 36 months and subsequent grants generally vest monthly over a period of four years from the grant date, or upon the probable achievement of corporate goals. Stock options initially granted to members of the Company’s Board of Directors generally vest over a period of three years in equal quarterly installments from the date of the grant, subject to the option holder’s continued service as a director through such date. Subsequent grants to directors that are made automatically at Annual Meetings of Stockholders vest fully on the earlier of the first anniversary of the date of grant and the next Annual Meeting of Stockholders. The Plan administrator determines the term of Stock Awards granted under the 2014 Plan up to a maximum of ten years.
The aggregate number of shares of the Company’s common stock reserved for issuance under the 2014 Plan has automatically increased on January 1 of each year, beginning on January 1, 2015 and continued to increase on January 1 of each year through and including January 1, 2024, by 3% of the total number of shares of the Company’s capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by the Company’s Board of Directors. On January 1, 2024, the aggregate number of shares of common stock that may be issued pursuant to Stock Awards under the 2014 Plan automatically increased from 1,016,919 to 1,153,120. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2014 Plan is 2,500,000 shares.
Restricted Stock Units
Under the 2014 Plan, there were no restricted stock units granted during each of the three months ended September 30, 2024 and 2023. During the nine months ended September 30, 2024 and 2023, the

CARA THERAPEUTICS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
(unaudited)
Company granted 75,324 restricted stock units and 50,098 restricted stock units, respectively. No restricted stock units were granted under the 2019 Inducement Plan during the three and nine months ended September 30, 2024 and 2023.
The weighted-average grant date fair value per share of restricted stock units granted to employees and non-employee members of the Company’s Board of Directors during the nine months ended September 30, 2024 and 2023 was $7.92 and $93.72, respectively.
As of September 30, 2024, the Company’s restricted stock units consist of time-based restricted stock units. All remaining performance-based restricted stock units either vested or were forfeited in the first quarter of 2024. For time-based restricted stock units, the Company recognizes compensation expense associated with these restricted stock units ratably over the award’s vesting period following the grant date. For performance-based restricted stock units, vesting was contingent on the achievement of certain performance targets, subject to the recipient’s continuous service through each performance target. Recognition of compensation expense associated with these performance-based awards began when, and to the extent, the performance criteria were probable of achievement and the employee had met the service conditions.
During the three and nine months ended September 30, 2024 and 2023, the Company recognized compensation expense relating to restricted stock units as follows:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Research and development	$—	$90	$249	$385
General and administrative	353	410	2,036	1,308
Total restricted stock unit expense	$353	$500	$2,285	$1,693
A summary of restricted stock unit activity related to employees and non-employee members of the Company’s Board of Directors as of and for the nine months ended September 30, 2024 is presented below:
	Number of Units	Weighted Average Grant Date Fair Value
Outstanding, December 31, 2023	47,194	$111.24
Awarded	75,323	7.92
Vested and released	(30,494)	93.72
Forfeited	(11,362)	126.84
Outstanding, September 30, 2024	80,661	$19.20
Restricted stock units exercisable (vested and deferred), September 30, 2024	—
Stock Options
Under the 2014 Plan, there were no stock options granted during the three months ended September 30, 2024. The Company granted 12,979 stock options during the three months ended September 30, 2023, and 253,760 and 162,889 stock options during the nine months ended September 30, 2024 and 2023, respectively. No stock options were granted under the 2019 Inducement Plan during the three and nine months ended September 30, 2024 and 2023. The fair values of stock options granted during the three months ended September 30, 2023, and nine months ended September 30, 2024 and 2023, were estimated as of the dates of grant using the Black-Scholes option pricing model with the following assumptions:

CARA THERAPEUTICS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
(unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Risk-free interest rate	N/A	4.20%	4.12% – 4.34%	3.38% – 4.22%
Expected volatility	N/A	80.8%	89.6% – 89.8%	76.3% – 81.3%
Expected dividend yield	N/A	0%	0%	0%
Expected life of employee and Board options (in years)	N/A	6.25	6.25	6.25
The weighted-average grant date fair value per share of options granted to employees and non-employee members of the Company’s Board of Directors for their Board service during the three months ended September 30, 2023 was $26.88, and during the nine months ended September 30, 2024 and 2023 was $7.92 and $70.32, respectively. No options were granted to non-employee consultants during the three and nine months ended September 30, 2024 and 2023.
During the three and nine months ended September 30, 2024 and 2023, the Company recognized compensation expense relating to stock options as follows:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Research and development	$16	$1,387	$795	$4,314
General and administrative	1,120	1,447	3,494	4,122
Total stock option expense	$1,136	$2,834	$4,289	$8,436
A summary of stock option award activity related to employees, non-employee members of the Company’s Board of Directors and non-employee consultants as of and for the nine months ended September 30, 2024 is presented below:
	Number of Shares	Weighted Average Exercise Price
Outstanding, December 31, 2023	658,138	$155.88
Granted	253,760	10.32
Exercised	—	—
Forfeited	(275,941)	60.96
Expired	(280,993)	179.04
Outstanding, September 30, 2024	354,964	$107.40
Options exercisable, September 30, 2024	190,407
The Company does not expect to realize any tax benefits from its stock option activity or the recognition of stock-based compensation expense because the Company currently has net operating losses and has a full valuation allowance against its deferred tax assets. Accordingly, no amounts related to excess tax benefits have been reported in cash flows from operations for each of the three and nine months ended September 30, 2024 and 2023.
16. Income Taxes
The Company has recognized a full tax valuation allowance against its deferred tax assets as of September 30, 2024 and December 31, 2023. The tax benefit related to the exercise of stock options is

CARA THERAPEUTICS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
(unaudited)
recognized as a deferred tax asset that is offset by a corresponding valuation allowance. As such, the Company’s effective tax rate is zero for each of the three and nine months ended September 30, 2024 and 2023.
Historically, the Company’s benefit from income taxes related to state R&D tax credits exchanged for cash pursuant to the Connecticut R&D Tax Credit Exchange Program, which permits qualified small businesses engaged in R&D activities within Connecticut to exchange their unused R&D tax credits for a cash amount equal to 65% of the value of the exchanged credits. The Company has not exchanged its R&D tax credit for cash during the three and nine months ended September 30, 2024, and it was not eligible to exchange its R&D tax credit for cash during the three and nine months ended September 30, 2023. Therefore, there was no benefit from income taxes for either of the three and nine months ended September 30, 2024 and 2023.
The Inflation Reduction Act of 2022 included tax legislation that became effective early in 2023. Significant legislation for corporate taxpayers includes a corporate alternative minimum tax of 15.0% for companies with $1,000,000 or more in average net financial statement profits over the three previous years, as well as a 1.0% indirect excise tax on the repurchase of shares by a publicly traded company. The Company does not expect this legislation to have an effect on its tax provision as of September 30, 2024; however, the Company will continue to evaluate the effect on the tax provision each reporting period.
17. Commitments and Contingencies
License Agreement with Enteris Biopharma, Inc.
In August 2019, the Company entered into a non-exclusive license agreement, or the Enteris License Agreement, with Enteris Biopharma, Inc., or Enteris, pursuant to which Enteris granted to the Company a non-exclusive, royalty-bearing license, including the right to grant sublicenses, under certain proprietary technology and patent rights related to or covering formulations for oral delivery of peptide active pharmaceutical ingredients with functional excipients to enhance permeability and/or solubility, known as Enteris’s Peptelligence® technology, to develop, manufacture and commercialize products using such technology worldwide, excluding Japan and South Korea.
The Company is also obligated, pursuant to the Enteris License Agreement, to pay Enteris (1) milestone payments upon the achievement of certain development, regulatory and commercial milestones and (2) low-single digit royalty percentages on net sales of licensed products, subject to reductions in specified circumstances. During the three and nine months ended September 30, 2024 and 2023, no milestone payments or royalties were paid to Enteris by the Company in relation to the Enteris License Agreement.
Manufacturing Agreements
In July 2021, the Company entered into an API Commercial Supply Agreement with Polypeptide Laboratories S.A., or PPL, that defines each party’s responsibilities with respect to PPL’s manufacture and supply of the active pharmaceutical ingredient difelikefalin, or API, for the difelikefalin injection product candidate. Under the API Commercial Supply Agreement, PPL shall manufacture API at its facility for sale and supply to the Company, in the amounts as set forth in purchase orders to be provided by the Company. The Company will be required to purchase its requirements of API for each year of the term of the agreement, based on internal forecasts.
The API Commercial Supply Agreement will continue until the fifth anniversary of the approval by the FDA of the new drug application for KORSUVA injection, unless the API Commercial Supply Agreement is earlier terminated, and will automatically be extended for successive five-year periods unless either party gives notice to the other party of its intention to terminate.

CARA THERAPEUTICS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
(unaudited)
In July 2019, the Company entered into a Master Manufacturing Services Agreement, or MSA, with Patheon UK Limited, or Patheon. The MSA governs the general terms under which Patheon, or one of its affiliates, will provide non-exclusive manufacturing services to the Company for the drug products specified by the Company from time to time. Pursuant to the MSA, the Company has agreed to order from Patheon at least a certain percentage of its commercial requirements for a product under a related Product Agreement. Each Product Agreement that the Company may enter into from time to time will be governed by the terms of the MSA, unless expressly modified in such Product Agreement.
The MSA had an initial term ending December 31, 2024, which automatically renewed after the initial term for successive terms of two years until December 31, 2026.
In July 2019, the Company entered into two related Product Agreements under the MSA, one with each of Patheon and Patheon Manufacturing Services LLC, or Patheon Greenville, to govern the terms and conditions of the manufacture of commercial supplies of difelikefalin injection, the Company’s lead product candidate. Pursuant to the Product Agreements, Patheon and Patheon Greenville will manufacture commercial supplies of difelikefalin injection at the Monza, Italy and Greenville, North Carolina manufacturing sites, respectively, from active pharmaceutical ingredient supplied by the Company. Patheon and Patheon Greenville will be responsible for supplying the other required raw materials and packaging components, and will also provide supportive manufacturing services such as quality control testing for raw materials, packaging components and finished product.
In December 2023, the Company entered into an agreement with Patheon to reimburse Patheon approximately $1,700 for forecasted manufacturing commitments that are no longer needed due to the reduced demand expectations of KORSUVA in the United States, all of which had been paid as of September 30, 2024.
Restructuring Actions
In January 2024, the Company announced a workforce reduction of up to 50% of its employees in order to reduce its operating expenses and focus its efforts on development of oral difelikefalin in chronic pruritus associated with NP. As a result, the Company made estimates and judgements regarding its future plans, including future employee termination costs to be incurred in conjunction with involuntary separations when such separations are probable and estimable. In the first quarter of 2024, the Company recorded a pre-tax severance expense of $2,401, which was included within restructuring expenses on the Condensed Consolidated Statements of Comprehensive Loss for the nine months ended September 30, 2024.
In connection with the streamlined operating plan approved by the Board of Directors in June 2024 (see Note 1, Business), the Board of Directors also approved a second reduction in the Company’s workforce by approximately 70%, which the Company substantially completed by June 30, 2024. As a result, the Company made additional estimates and judgments regarding its future plans, including future employee termination costs to be incurred in conjunction with involuntary separations when such separations are probable and estimable. In the second quarter of 2024, the Company recorded a pre-tax severance expense of $2,581, which was included within restructuring expenses on the Condensed Consolidated Statements of Comprehensive Loss for the nine months ended September 30, 2024. In the third quarter of 2024, the Company recorded an additional pre-tax severance expense of $707, which was included within restructuring expenses on the Condensed Consolidated Statements of Comprehensive Loss for the three and nine months ended September 30, 2024. The remaining amounts to be paid as of September 30, 2024 are included within accounts payable and accrued expenses on the Condensed Consolidated Balance Sheet.

CARA THERAPEUTICS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
(unaudited)
The detail of activity related to the Company’s restructuring action is as follows:
Total expense recorded in the three months ended March 31, 2024	$2,401
Payments made in the three months ended March 31, 2024	(1,702)
Remaining amounts to be paid as of March 31, 2024	699
Total expense recorded in the three months ended June 30, 2024	2,581
Payments made in the three months ended June 30, 2024	(301)
Remaining amounts to be paid as of June 30, 2024	2,979
Total expense recorded in the three months ended September 30, 2024	707
Payments made in the three months ended September 30, 2024	(3,400)
Remaining amounts to be paid as of September 30, 2024	$286
Leases (Original Corporate Headquarters in 2015 & Amendment for Additional Space in 2020)
Lease expense was recognized on a straight-line basis over the lease term of the Company’s previous lease agreements for its original headquarters, and additional office space, in Stamford, Connecticut. As a result, $407 and $1,220 of operating lease cost, or lease expense, was recognized for the three and nine months ended September 30, 2023, respectively, consisting of $285 relating to R&D lease expense and $122 relating to G&A lease expense for the three months ended September 30, 2023, and $854 relating to R&D lease expense and $366 relating to G&A lease expense for the nine months ended September 30, 2023. There was no lease expense recognized on these former lease agreements for the three and nine months ended September 30, 2024 since these agreements terminated in December 2023.
Lease (New Corporate Headquarters in May 2023)
On May 11, 2023, the Company entered into the New Lease for the Company’s new principal executive offices. The initial term of the New Lease commenced on November 1, 2023, or the Commencement Date, and will expire on the last day of the calendar month in which occurs the tenth anniversary of the Rent Commencement Date, as defined below, or the Term.
In connection with the signing of the New Lease, the Company entered into a standby letter of credit agreement for $1,500 which serves as a security deposit for the leased office space. This standby letter of credit is secured with restricted cash in a money market account and is included within current assets as of September 30, 2024 (refer to Note 6, Restricted Cash).
The annual fixed rent rate under the New Lease is initially $1.3 million (considered by the Company to be at market rate as of the signing of the New Lease), which was set to commence on November 1, 2024, or the Rent Commencement Date, and was expected to increase 2.5% annually thereafter. The Company had expected to begin paying rent in November 2024.
The Company is also responsible for the payment of Additional Rent, as defined in the New Lease, including its share of the operating and tax expenses for the building. As a result, the New Lease contains both a lease (the right to use the asset) and a non-lease component (common area maintenance services) which are accounted for separately. The Company allocates the consideration to the lease and non-lease component on a relative standalone price basis.
The Company had the option to extend the Term under the New Lease for an additional five years on the same terms and conditions (other than with respect to the annual fixed rent at the annual fair market rental rate, as defined in the New Lease) as set forth in the New Lease. This renewable term was not included as part of the lease term as defined in ASC 842 since it was not reasonably certain that the Company would exercise that option on the Commencement Date.

CARA THERAPEUTICS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
(unaudited)
Since the New Lease did not provide an implicit interest rate, the Company used an incremental borrowing rate equal to the 3-month Secured Overnight Financing Rate, or SOFR, plus 7.75% per annum subject to a 3-month SOFR floor of 2.75%, which was based on the rate that the Company could obtain in the market for a fully collateralized loan equal to the term of the New Lease, or 12.83%.
On July 28, 2023, the Company recorded a lease liability and a right-of-use asset, or the ROU asset, for the New Lease since it obtained control of the premises to begin work on its leasehold improvements prior to the Commencement Date. The initial lease liability of $6,672 was recorded as the sum of the present value of the future minimum lease payments over the term of the lease. Lease incentives of $2,900 were not included within lease payments since the timing of these costs being incurred and reimbursed to the Company was uncertain, and they were neither paid nor payable as of July 28, 2023. These lease incentives reduced the lease liability and ROU asset by the costs incurred once the Company actually incurred the costs and the amounts qualified for reimbursement. The reduction to the lease liability was reversed once the Company was reimbursed for the qualified costs. The reduction to the ROU asset would be recognized prospectively over the remainder of the lease term. The ROU asset of $6,779 was initially recorded as the amount of the lease liability plus prepaid rent paid in May 2023. During the nine months ended September 2024, the Company was reimbursed $2,094 of qualified reimbursable lease incentives. As a result, there were no lease incentives remaining to be reimbursed to the Company as of September 30, 2024.
Beginning on July 28, 2023 and during the entire term of the New Lease, interest expense is calculated using the effective interest method and the ROU asset (including prepaid rent) would be amortized on a straight-line basis over the lease term, and both would be recorded as lease expense. As a result, lease expense of $241 and $766 for the New Lease was recorded for the three and nine months ended September 30, 2024, consisting of $241 relating to G&A lease expense for the three months ended September 30, 2024, and $368 relating to R&D expense and $398 relating to G&A expense for the nine months ended September 30, 2024. Lease expense of $214 for the New Lease was recorded for each of the three and nine months ended September 30, 2023, consisting of $150 relating to R&D lease expense and $64 relating to G&A lease expense.
Assignment of New Lease (in September 2024)
On September 26, 2024, the Company entered into the Assignment Agreements in which its corporate lease, leasehold improvements, and other property and equipment from its corporate office were transferred to a third party on November 1, 2024.
The Company determined that the modified lease agreement on September 26, 2024, or the Modification Date, was a lease with a termination date of November 1, 2024, which did not result in a separate contract. As a result, the Company remeasured the remaining consideration in the Assignment Agreements to include a cash lease payment of $3,238 and a release payment of $1,125 (that were both paid in September 2024), as well as a non-cash lease payment of $3,417 that included the fair value of the leasehold improvements and furniture and fixtures that was assigned to the third party on November 1, 2024.
The Company reassessed the classification of the Assignment Agreements on the Modification Date and determined that the modified lease continued to be an operating lease. The Company also incurred $577 of initial direct costs for the Assignment Agreements which were included within the ROU asset on September 26, 2024.
The Company remeasured the lease liability to be $7,780 on the Modification Date and adjusted the amount of the ROU asset by the amount of the remeasurement of the lease liability. Also on September 26, 2024, the Company made a cash payment of $4,363 which reduced the lease liability to $3,417, which is included within current liabilities on the Condensed Consolidated Balance Sheet since the termination date is November 1, 2024.

CARA THERAPEUTICS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
(unaudited)
On September 30, 2024, the Company analyzed the recorded value of its ROU asset for impairment and determined that the carrying value was not recoverable. As a result, the Company recorded a full impairment charge of $4,274 on its ROU asset, which was included within the Condensed Consolidated Statements of Loss for the three and nine months ended September 30, 2024.
Other information related to leases (both current and former) was as follows:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows relating to operating leases	$4,363	$500	$4,363	$1,489
ROU assets obtained in exchange for new operating lease liabilities	$—	$6,779	$—	$6,779
Remaining lease term – operating leases (years)	0.1	10.4	0.1	10.4
Discount rate – operating leases	—%	12.4%	—%	12.4%
There are no other future minimum cash lease payments under the Assignment Agreements as of September 30, 2024. Future non-cash lease payments under the Assignment Agreements are $3,417, which are included within operating lease liability — current as of September 30, 2024. This non-cash lease payment is due at the end of the modified lease term, which is November 1, 2024.
18. Related Party Transactions
As of September 30, 2024, Vifor International owned 616,397, or 13.5%, of the Company’s common stock. CSL Vifor and its affiliates are considered related parties as of September 30, 2024 and December 31, 2023 (see Note 12, Collaboration and Licensing Agreements).
As of September 30, 2024 and December 31, 2023, amounts due from CSL Vifor of $435 and $2,765, respectively, primarily relating to royalty payments from CSL Vifor in the current period and the Company’s share of the profit generated by sales of KORSUVA injection in the United States by CSL Vifor, its commercial supply of KORSUVA injection to CSL Vifor, and royalty payments from CSL Vifor in the prior period were included within accounts receivable, net — related party.
The Company’s collaborative revenue of $1,298 and $1,932 from its share of the profit generated by sales of KORSUVA injection in the United States by CSL Vifor was included within collaborative revenue for the three months ended September 30, 2024 and 2023, respectively. The Company’s collaborative revenue of $2,086 and $10,092 from its share of the profit generated by sales of KORSUVA injection in the United States by CSL Vifor was included within collaborative revenue for the nine months ended September 30, 2024 and 2023, respectively. The Company also recorded an expense within other G&A expense for $1,447 during the nine months ended September 30, 2024 as a result of the negative profit share amount in the second quarter of 2024.
Sales of KORSUVA injection to CSL Vifor of $640 and $5,843 were included within commercial supply revenue for the nine months ended September 30, 2024 and 2023, respectively. Sales of KORSUVA injection to CSL Vifor of $1,252 were included within commercial supply revenue for the three months ended September 30, 2023.
The Company recorded $167 and $415 as royalty revenue based on net sales of Kapruvia outside of the United States during the three and nine months ended September 30, 2023, respectively. There was no royalty revenue recorded during the three and nine months ended September 30, 2024.
The Company recorded $435 and $1,084 as other revenue from its royalty payments from CSL Vifor for the three and nine months ended September 30, 2024, respectively. There was no other revenue recorded for the three and nine months ended September 30, 2023.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Cara Therapeutics, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Cara Therapeutics, Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive loss, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 6, 2024 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.
Royalty Financing Obligation
Description of the Matter	As discussed in Note 10 to the financial statements, on November 1, 2023, the Company entered into a Royalty Purchase and Sale Agreement (“royalty financing obligation”) with a third party, pursuant to which the Company sold certain of its rights to receive royalty and milestone payments in exchange for up to $40.0 million. The Company received initial upfront proceeds of $17.5 million, less certain expenses, followed by a $20.0 million milestone payment prior to December 31, 2023, based on conditions met per the agreement. The Company will repay the lender at a multiple of the initial proceeds received, which may vary based on timing and amount of cash flows received from its licensing partners. The Company determined that the royalty financing should be treated as a financing arrangement under ASC 470 classified as a liability.
Auditing the Company’s accounting for the royalty financing obligation was complex due to the judgment that was required in determining the balance sheet classification of the royalty financing obligation.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls that address the risk of material misstatement, including controls over management’s review of the terms and conditions of the royalty financing obligation agreement and the related accounting treatment.
To audit the Company’s accounting related to the royalty financing, we evaluated the terms of the royalty financing obligation and the interpretation of the related accounting guidance to determine sale vs. financing and other underlying accounting conclusions. To test the initial classification of the royalty financing obligation, we performed audit procedures that included, among others, inspecting the agreements in order to evaluate the completeness and accuracy of contract terms included in the Company’s technical accounting analysis and testing management’s application of relevant accounting guidance, including balance sheet classification and disclosures.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2006.
Stamford, Connecticut
March 6, 2024
except for Note 2 and 22, as to which the date is
January 24, 2025

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Cara Therapeutics, Inc.
Opinion on Internal Control Over Financial Reporting
We have audited Cara Therapeutics, Inc.’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Cara Therapeutics, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of comprehensive loss, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated March 6, 2024 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Ernst & Young LLP
Stamford, Connecticut
March 6, 2024

CARA THERAPEUTICS, INC.
CONSOLIDATED BALANCE SHEETS
(amounts in thousands, except share and per share data)
	December 31, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$51,775	$63,741
Marketable securities	48,983	81,658
Accounts receivable, net – related party	2,765	3,260
Inventory, net	2,821	2,383
Income tax receivable	697	697
Other receivables	555	496
Prepaid expenses	8,154	16,267
Restricted cash	408	408
Total current assets	116,158	168,910
Operating lease right-of-use assets	4,864	1,551
Marketable securities, non-current	—	11,350
Property and equipment, net	3,322	426
Restricted cash, non-current	1,500	—
Total assets	$125,844	$182,237
Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$25,592	$21,540
Operating lease liabilities, current	—	1,918
Total current liabilities	25,592	23,458
Liability related to sales of future royalties and milestones, net	37,079	—
Operating lease liabilities, non-current	6,088	—
Total liabilities	68,759	23,458
Commitments and contingencies (Note 19)	—	—
Stockholders’ equity:
Preferred stock; $0.001 par value; 5,000,000 shares authorized at December 31, 2023 and December 31, 2022, zero shares issued and outstanding at December 31, 2023 and December 31, 2022	—	—
Common stock; $0.001 par value; 8,333,333 shares authorized at December 31, 2023 and December 31, 2022, 4,540,059 shares and 4,483,112 shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively	5	4
Additional paid-in capital	742,085	726,679
Accumulated deficit	(684,745)	(566,232)
Accumulated other comprehensive loss	(260)	(1,672)
Total stockholders’ equity	57,085	158,779
Total liabilities and stockholders’ equity	$125,844	$182,237
See Notes to Consolidated Financial Statements.

CARA THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(amounts in thousands, except share and per share data)
	Year Ended December 31,
	2023	2022	2021
Revenue:
Collaborative revenue	$12,936	$16,572	$706
Commercial supply revenue	5,843	10,223	701
License and milestone fees	910	15,000	21,223
Royalty revenue	415	72	—
Clinical compound revenue	165	—	398
Other revenue	699	—	—
Total revenue	20,968	41,867	23,028
Operating expenses:
Cost of goods sold	6,174	7,266	—
Research and development	108,510	91,879	82,701
General and administrative	27,779	30,257	29,410
Total operating expenses	142,463	129,402	112,111
Operating loss	(121,495)	(87,535)	(89,083)
Other income, net	3,586	2,061	642
Non-cash interest expense on liability related tosales of future royalties and milestones	(604)	—	—
Net loss	$(118,513)	$(85,474)	$(88,441)
Net loss per share:
Basic and Diluted	$(26.26)	$(19.12)	$(20.93)
Weighted average shares:
Basic and Diluted	4,512,422	4,471,130	4,226,564
Other comprehensive income (loss), net of tax of $0:
Change in unrealized gains (losses) on available-for-sale marketable securities	1,412	(1,314)	(431)
Total comprehensive loss	$(117,101)	$(86,788)	$(88,872)
See Notes to Consolidated Financial Statements.

CARA THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(amounts in thousands, except share and per share data)
			Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity

	Common Stock
	Shares	Amount
Balance at December 31, 2020	4,156,017	$4	$641,241	$(392,317)	$73	$249,001
Sale of common stock under license agreement with Vifor International ($182.76 per share)	273,533	—	44,966	—	—	44,969
Stock-based compensation expense	—	—	17,850	—	—	17,850
Shares issued upon exercise of stock options	11,399	—	1,639	—	—	1,639
Shares issued upon vesting of restricted stock units	15,785	—	2,935	—	—	2,935
Net loss	—	—	—	(88,441)	—	(88,441)
Other comprehensive loss	—	—	—	—	(431)	(431)
Balance at December 31, 2021	4,456,734	$4	$708,634	$(480,758)	$(358)	$227,522
Stock-based compensation expense	—	—	14,345	—	—	14,345
Shares issued upon exercise of stock options	4,026	—	311	—	—	311
Shares issued upon vesting of restricted stock units	22,352	—	3,389	—	—	3,389
Net loss	—	—	—	(85,474)	—	(85,474)
Other comprehensive loss	—	—	—	—	(1,314)	(1,314)
Balance at December 31, 2022	4,483,112	$4	$726,679	$(566,232)	$(1,672)	$158,779
Net proceeds from sales of common stock under open market sales agreement	32,240	—	1,117	—	—	1,117
Stock-based compensation expense	—	—	12,710	—	—	12,710
Shares issued upon exercise of stock options	7,768	1	559	—	—	560
Shares issued upon vesting of restricted stock units	16,939	—	1,020	—	—	1,020
Net loss	—	—	—	(118,513)	—	(118,513)
Other comprehensive income	—	—	—	—	1,412	1,412
Balance at December 31, 2023	4,540,059	$5	$742,085	$(684,745)	$(260)	$57,085
See Notes to Consolidated Financial Statements.

CARA THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
	Year Ended December 31,
	2023	2022	2021
Operating activities
Net loss	$(118,513)	$(85,474)	$(88,441)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	13,730	17,734	20,785
Non-cash interest expense on liability related to sales of future royalties and milestones, net of issuance costs accretion	604	—	—
Depreciation and amortization	259	248	248
Noncash lease expense	2,075	1,422	1,306
(Accretion)/amortization of available-for-sale marketable securities, net	(400)	264	861
Realized gain on sale of available-for-sale marketable securities	—	—	(39)
Realized gain on sale of property and equipment	—	—	(70)
Changes in operating assets and liabilities:
Accounts receivable, net – related party	495	(3,260)	—
Inventory, net	(438)	201	(2,584)
Income tax receivable	—	—	810
Other receivables	(59)	(41)	102
Prepaid expenses	8,113	(13,748)	9,557
Accounts payable and accrued expenses	3,275	5,679	(1,020)
Operating lease liabilities	(1,918)	(1,755)	(1,602)
Reimbursement of lease incentive	807	—	—
Other	(108)	—	—
Net cash used in operating activities	(92,078)	(78,730)	(60,087)
Investing activities
Proceeds from maturities of available-for-sale marketable securities	155,441	220,435	173,484
Proceeds from redemptions of available-for-sale marketable securities, at par	4,000	4,000	20,500
Proceeds from sale of available-for-sale marketable securities	—	—	10,029
Purchases of available-for-sale marketable securities	(113,605)	(95,685)	(208,795)
Purchases of property and equipment	(2,375)	(43)	(39)
Proceeds from sale of property and equipment	—	—	70
Net cash provided by (used in) investing activities	43,461	128,707	(4,751)
Financing activities
Proceeds from royalty purchase and sale agreement, net of $1.0 million of issuance costs	36,474	—	—
Net proceeds from sales of common stock under open market sales agreement	1,117	—	—
Proceeds from the exercise of stock options	560	311	1,639
Proceeds from the sale of common stock under license agreement with Vifor International	—	—	44,969
Net cash provided by financing activities	38,151	311	46,608
Net (decrease) increase in cash, cash equivalents and restricted cash	(10,466)	50,288	(18,230)
Cash, cash equivalents and restricted cash at beginning of period	64,149	13,861	32,091
Cash, cash equivalents and restricted cash at end of period	$53,683	$64,149	$13,861
Noncash investing and financing activities
Accrual for leasehold improvements	$778	$—	$—
See Notes to Consolidated Financial Statements.

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
1. Business
Cara Therapeutics, Inc., or the Company, is a development-stage biopharmaceutical corporation formed on July 2, 2004. The Company is leading a new treatment paradigm to improve the lives of patients suffering from pruritus. The Company’s primary activities to date have been organizing and staffing the Company, developing its lead product and product candidates, including conducting preclinical studies and clinical trials of difelikefalin-based product candidates, and raising capital.
In August 2021, the Company received U.S. Food and Drug Administration, or FDA, approval for KORSUVA® (difelikefalin) injection, or KORSUVA injection, for the treatment of moderate-to-severe pruritus associated with chronic kidney disease in adults undergoing hemodialysis. Commercial launch of KORSUVA injection began in the United States in April 2022 and the Company began recording the associated profit-sharing revenues in the second quarter of 2022.
In April 2022, the European Commission granted marketing authorization to difelikefalin injection under the brand name Kapruvia® (difelikefalin), or Kapruvia, for the treatment of moderate-to-severe pruritus associated with chronic kidney disease in adult hemodialysis patients. The marketing authorization approved Kapruvia for use in all member states of the European Union, or EU, as well as Iceland, Liechtenstein, and Norway. Kapruvia was also approved in the United Kingdom in April 2022. Commercial launches in Austria, Germany, Sweden, France, the Netherlands, and Finland have commenced. In August 2022, as part of the Access Consortium, difelikefalin injection was approved in Switzerland under the brand name Kapruvia, as well as Singapore and Canada under the brand name KORSUVA. In November 2022, difelikefalin injection was approved in the last Access Consortium country, Australia, under the brand name KORSUVA. Difelikefalin injection was also approved in the United Arab Emirates, Kuwait, Israel, and Japan under the brand name KORSUVA in January 2023, May 2023, June 2023, and September 2023, respectively. The Company expects additional approvals and commercial launches over the next 12-18 months. On November 1, 2023, the Company entered into a Purchase and Sale Agreement, or the HCR Agreement, with HCRX Investments Holdco, L.P. and Healthcare Royalty Partners IV, L.P., or collectively HCR, where HCR will receive future royalty and milestone payments for Kapruvia and KORSUVA (ex U.S. only) up to certain capped amounts in exchange for certain payments to the Company (see Note 10, Royalty Purchase and Sale Agreement).
In 2018, the Company entered into a licensing and collaboration agreement with a joint venture between Vifor Pharma Group and Fresenius Medical Care Renal Pharmaceutical Ltd., or Vifor Fresenius Medical Care Renal Pharma Ltd., that provides full commercialization rights of Kapruvia, and where applicable KORSUVA, to Vifor Fresenius Medical Care Renal Pharma Ltd. worldwide (excluding the United States, Japan, and South Korea). In 2020, the Company entered into a second licensing and collaboration agreement, along with stock purchase agreements, with Vifor (International) Ltd., or Vifor International, that provides full commercialization rights of KORSUVA injection to Vifor International in dialysis clinics in the United States under a profit-sharing arrangement (see Note 13, Collaboration and Licensing Agreements).
In May 2022, Vifor International assigned its rights and obligations under the license agreement and a supply agreement, as permitted under the agreements, to Vifor Fresenius Medical Care Renal Pharma Ltd. The Company’s rights and obligations under these agreements were unaffected by this assignment, and the assignment did not affect the Company’s economic rights under the agreements with Vifor International.
In August 2022, Vifor Pharma Group (which includes Vifor International) was acquired by CSL Limited and subsequently renamed CSL Vifor as part of the acquisition. The acquisition of Vifor Pharma Group did not affect any of the Company’s rights and obligations pursuant to these agreements.
The Company also has a license agreement with Maruishi Pharmaceutical Co. Ltd., or Maruishi, under which the Company granted Maruishi an exclusive license to develop, manufacture, and commercialize drug products containing difelikefalin for acute pain and/or uremic pruritus in Japan. In September 2023, Maruishi received manufacturing and marketing approval from Japan’s Ministry of Health, Labour and

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
Welfare for KORSUVA IV Injection Syringe for the treatment of pruritus in hemodialysis patients. In conjunction with the approval, the Company earned a $1,449 milestone payment per the terms of the licensing agreement (see Note 13, Collaboration and Licensing Agreements and Note 14, Revenue Recognition). On November 1, 2023, the Company entered into the HCR Agreement where HCR will receive future royalty and milestone payments for KORSUVA (Japan) up to certain capped amounts in exchange for certain payments to the Company (see Note 10, Royalty Purchase and Sale Agreement).
As of December 31, 2023, the Company has raised aggregate net proceeds of approximately $520,700 from several rounds of equity financing, including its initial public offering, or IPO, which closed in February 2014 and four follow-on public offerings of common stock, which closed in July 2019, July 2018, April 2017 and August 2015, respectively, the issuance of common stock pursuant to its open market sales agreement with Jefferies LLC as sales agent, or the Sales Agreement, in 2023 and the issuance of convertible preferred stock and debt prior to the IPO. Including profit share revenue and royalties, the Company has also earned approximately $287,000 under its license and supply agreements for difelikefalin, primarily with CSL Vifor, Maruishi, and Chong Kun Dang Pharmaceutical Corp., or CKDP, and an earlier product candidate for which development efforts ceased in 2007. Under the terms of the HCR Agreement, the Company received net proceeds of $36,474 for the sale of future ex U.S. royalties and milestones under Vifor Agreement No. 2 and the Maruishi Agreement in November and December 2023. In October 2021, the Company received net proceeds of $44,969 from the issuance and sale of 273,533 shares of the Company’s common stock to Vifor International in connection with U.S. regulatory approval for KORSUVA injection in August 2021. Additionally, in October 2020, the Company received net proceeds of $38,449 from the issuance and sale of 244,963 shares of the Company’s common stock to Vifor International in connection with the Company’s license agreement with Vifor International. Furthermore, in May 2018, the Company received net proceeds of $14,556 from the issuance and sale of 97,902 shares of the Company’s common stock to Vifor International in connection with the Company’s license agreement with CSL Vifor (see Notes 11, Stockholders’ Equity and 13, Collaboration and Licensing Agreements).
As of December 31, 2023, the Company had unrestricted cash and cash equivalents and marketable securities of $100,758 and an accumulated deficit of $684,745. The Company has incurred substantial net losses and negative cash flows from operating activities in nearly every fiscal period since inception and expects this trend to continue for the foreseeable future. The Company recognized net losses of $118,513, $85,474, and $88,441 for the years ended December 31, 2023, 2022 and 2021, respectively. The Company had net cash used in operating activities of $92,078, $78,730, and $60,087 for the years ended December 31, 2023, 2022 and 2021, respectively.
The Company is subject to risks common to other life science companies including, but not limited to, uncertainty of product development and commercialization, lack of marketing and sales history, development by its competitors of new technological innovations, dependence on key personnel, market acceptance of products, product liability, protection of proprietary technology, ability to raise additional financing, and compliance with FDA and other government regulations. If the Company does not successfully develop and commercialize its other product candidate, it will be unable to generate additional recurring product revenue or achieve profitability.
2. Summary of Significant Accounting Policies
Reverse Stock Split
On December 19, 2024, the board of directors (the “Board”) of the Company determined to effect a one-for-twelve (12) reverse stock split of the Company’s common stock, par value $0.001 per share and corresponding reduction in the total number of authorized shares. The reverse stock split ratio approved by the Board is within the previously disclosed range of ratios for a reverse stock split authorized by the stockholders of the Company at the Company’s Annual Meeting of Stockholders (“Annual Meeting”) held on June 4, 2024.

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
The reverse stock split became effective at 5:00 p.m. Eastern Time on Monday, December 30, 2024, and the Company’s common stock began trading on a split adjusted basis on The Nasdaq Capital Market as of the opening of trading on Tuesday, December 31, 2024.
No fractional shares were issued in connection with the reverse stock split. Stockholders who would have otherwise held a fraction of a share of common stock of the Company received a cash payment in lieu thereof. In addition, proportionate adjustments were made to the number of shares underlying, and the exercise or conversion prices of, the Company's outstanding stock options, and to the number of shares of common stock issuable under the Company's equity incentive plans.
Accordingly, all share and per share amounts for all periods presented in the accompanying consolidated financial statements and notes thereto have been retroactively adjusted, where applicable, to reflect the reverse stock split.
Basis of Presentation and Principles of Consolidation
The Company’s consolidated financial statements include the results of the financial operations of Cara Therapeutics, Inc. and its wholly-owned subsidiary, Cara Royalty Sub, LLC, or Cara Royalty Sub, a Delaware limited liability company which was formed in November 2023 for the purpose of the transactions contemplated by the HCR Agreement described in Note 10, Royalty Purchase and Sale Agreement. All intercompany balances and transactions have been eliminated.
The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States, or GAAP.
Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, as of the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. The more significant estimates include the fair value of marketable securities that are classified as level 2 of the fair value hierarchy, the amount and periods over which certain revenues will be recognized, including licensing and collaborative revenue recognized from non-refundable up-front and milestone payments and future ex U.S. royalties and milestones projected in relation to the HCR Agreement, related party accounts receivable reserve, as applicable, inventory valuation and related reserves, research and development, or R&D, clinical costs and accrued research projects included in prepaid expenses and accounts payable and accrued expenses, the amount of non-cash compensation costs related to share-based payments to employees and non-employees, the incremental borrowing rate used in lease calculations and the likelihood of realization of deferred tax assets.
The impact from global economic conditions and potential and continuing disruptions to and volatility in the credit and equity markets in the United States and worldwide are highly uncertain and cannot be predicted, including impacts from public pandemics or future global health crises, geopolitical tensions, such as the ongoing conflicts between Russia and Ukraine, conflicts in the Middle East, and increasing tensions between China and Taiwan, and government actions implemented as a result of either of the foregoing, high rates of inflation, rising interest rates, uncertainty and liquidity concerns in the broader financial services industry, such as those caused by certain recent banking failures, and a potential recession in the United States. Estimates and assumptions about future events and their effects cannot be determined with certainty and therefore require the exercise of judgment. As of the date of issuance of these consolidated financial statements, the Company is not aware of any specific event or circumstance that would require the Company to update its estimates, assumptions and judgments or revise the reported amounts of assets and liabilities or the disclosure of contingent assets and liabilities. These estimates, however, may change as new events occur

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
and additional information is obtained, and are recognized in the consolidated financial statements as soon as they become known.
Actual results could differ materially from the Company’s estimates and assumptions.
Concentration of Credit Risk
The Company’s financial instruments, which potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, and related party accounts receivable. The Company invests its cash reserves in money market funds or high-quality marketable securities in accordance with its investment policy. The stated objectives of its investment policy are to preserve capital, provide liquidity consistent with forecasted cash flow requirements, maintain appropriate diversification and generate returns relative to these investment objectives and prevailing market conditions. The Company’s investment policy includes guidelines on acceptable investment securities, limits interest-bearing security investments to certain types of debt and money market instruments issued by the U.S. government and institutions with investment grade credit ratings and places restrictions on maturities and concentration by asset class and issuer. The Company’s cash and cash equivalents and marketable securities are held by three major financial institutions. In accordance with the Company’s policies, the Company monitors exposure with its counterparties. The Company also maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.
The percentages of revenue recognized from license agreement partners of the Company in the years ended December 31, 2023, 2022 and 2021 are included in the following table:
	Revenue
	Year Ended December 31,
	2023	2022	2021
License Agreement Partner:
CSL Vifor*	92%	100%	92%

*
Includes amounts earned from Vifor Fresenius Medical Care Renal Pharma Ltd. and Vifor International prior to Vifor International’s assignment of its rights and obligations to Vifor Fresenius Medical Care Renal Pharma Ltd. in May 2022.

For the years ended December 31, 2023, 2022 and 2021, no additional license agreement partners or customers accounted for more than 10% of the Company’s revenue.
Concentration of Suppliers
The Company relies on three suppliers to manufacture KORSUVA injection active pharmaceutical ingredient, or API, finished drug product, and finished goods. If any of the Company’s suppliers were to limit or terminate production or otherwise fail to meet the quality or delivery requirements to satisfy the supply commitments, the process of locating and qualifying alternate sources would require up to two years, during which time production could be delayed. Such delays could have a material adverse effect on the Company’s business, financial position, and results of operations.
Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, demand deposits, deposits with banks and highly liquid money market funds with holdings of cash and other investments with original maturities of three months or less.

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
Marketable Securities
The Company deems certain of its investments to be marketable securities if the investment, or in the case of money market funds, the securities underlying the money market fund, meet the definition of a debt security. The Company’s investments in marketable securities, historically including U.S. Treasury securities, U.S. government agency obligations, corporate bonds, commercial paper, and municipal bonds are highly rated by Moody’s and S&P and have maturities of less than one year as of December 31, 2023. Accordingly, credit risk associated with the Company’s available-for-sale debt security portfolio is mitigated.
The Company reviews each of its available-for-sale marketable securities for unrealized losses (declines in fair value below its amortized cost basis) at each balance sheet date presented in its consolidated financial statements and whenever events or changes in circumstances indicate that the amortized cost basis of an asset may not be recoverable. The Company determines whether any portion of the unrealized loss for any available-for-sale debt security is due to a credit loss, and if so, measures the amount of the credit loss.
The Company relies on both qualitative and quantitative factors to determine whether the unrealized loss for each available-for-sale debt security at any balance sheet date is due to a credit loss.
Qualitative factors may include a credit downgrade, severity of the decline in fair value below amortized cost and other adverse conditions related specifically to the security, as well as the intent to sell the security, or whether the Company will “more likely than not” be required to sell the security before recovery of its amortized cost basis. The Company’s assessment of whether a security is impaired could change in the future due to new developments or changes in assumptions related to any particular security. If material qualitative factors indicate that a credit loss has occurred, the Company will determine the magnitude of that credit loss using a discounted cash flow model or other quantitative method.
If the Company intends to sell the security or it is “more likely than not” that the Company will be forced to sell the security before recovery of the amortized cost of the security, the entire unrealized loss is deemed to be a credit loss, which is recognized in net loss. Otherwise, the portion of the unrealized loss that is due to a credit loss will be recorded as an allowance for credit loss, which will offset the balance of marketable securities and as credit loss expense within other income, net. The portion of the unrealized loss that is not due to a credit loss as well as all unrealized gains will be recorded in Accumulated Other Comprehensive (Loss) Income (see Note 3, Available-for-Sale Marketable Securities, and Note 12, Fair Value Measurements).
Accrued interest receivables are excluded from the Company’s amortized cost bases for its available-for-sale marketable securities and are included within other receivables. The Company’s policy is to not measure an allowance for credit losses on accrued interest receivable balances at each reporting period since it elects to write off uncollectible accrued interest receivable balances as credit loss expense in a timely manner, which is by maturity date for all categories of its debt securities.
Fair Value of Financial Instruments
The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risks.
The Company’s financial instruments consist of cash, cash equivalents, available-for-sale marketable securities, accounts receivable, net — related party, prepaid expenses, restricted cash, accounts payable and

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
accrued liabilities, and liability related to the sales of future royalties and milestones. The fair values of cash, cash equivalents, accounts receivable, net — related party, prepaid expenses, restricted cash, accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these financial instruments. The fair value of the liability related to the sales of future royalties and milestones approximates the carrying value due to the short period of time that has elapsed from the origination date. Available-for-sale marketable securities are reported at their fair values, based upon pricing of securities with the same or similar investment characteristics as provided by third-party pricing services, as described below.
The valuation techniques used by the Company are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.
The Company classifies its investments in a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is divided into three levels based on the source of inputs as follows:
•
Level 1 — Observable inputs — quoted prices in active markets for identical assets and liabilities.

•
Level 2 — Observable inputs other than the quoted prices in active markets for identical assets and liabilities — such as quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, or other inputs that are observable or can be corroborated by observable market data.

•
Level 3 — Unobservable inputs — includes amounts derived from valuation models where one or more significant inputs are unobservable and require the Company to develop relevant assumptions.

The Company records transfers between levels in the hierarchy by assuming that the transfer occurred at the end of the quarter or year-to-date period.
Valuation Techniques — Level 2 Inputs
The Company estimates the fair values of its financial instruments categorized as level 2 in the fair value hierarchy, historically including U.S. Treasury securities, U.S. government agency obligations, corporate bonds, commercial paper and municipal bonds, by taking into consideration valuations obtained from third-party pricing services. The pricing services use industry standard valuation models, including both income- and market-based approaches, for which all significant inputs are observable, either directly or indirectly, to estimate fair value. These inputs include reported trades of and broker/dealer quotes on the same or similar securities, benchmark yields, issuer credit spreads, benchmark securities, and other observable inputs. The Company obtains a single price for each financial instrument and does not adjust the prices obtained from the pricing service.
The Company validates the prices provided by its third-party pricing services by reviewing their pricing methods, obtaining market values from other pricing sources and comparing them to the share prices presented by the third-party pricing services. After completing its validation procedures, the Company did not adjust or override any fair value measurements provided by its pricing services as of December 31, 2023 or December 31, 2022.
Accounts Receivable, Net — Related Party
Accounts receivable, net — related party primarily consists of amounts due from sales of KORSUVA injection under the Company’s supply agreements with CSL Vifor, as well as revenues earned from its share of the profit generated from KORSUVA injection sales in the United States under the licensing agreements

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
with CSL Vifor and royalty payments to the Company under Vifor Agreement No. 2. The Company does not obtain collateral for its accounts receivable.
The Company makes judgments as to its ability to collect outstanding receivables and provides an allowance for credit losses when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices and the overall quality and age of those invoices not specifically reviewed. The Company believes that credit risk associated with its licensing partners, CSL Vifor and Maruishi, is not significant. The Company reviews the need for an allowance for credit losses for any receivable based on various factors including payment history and historical bad debt experience. The Company had an insignificant allowance for credit losses as of December 31, 2023.
Inventory, net
Inventories are stated at the lower of cost or net realizable value. The Company determines the cost of inventory using first-in, first-out, or FIFO, method.
The Company capitalizes inventory costs associated with the Company’s products prior to regulatory approval, when, based on management’s judgment, future commercialization is considered probable and the future economic benefit is expected to be realized; otherwise, such costs are expensed. The determination to capitalize inventory costs is based on various factors, including status and expectations of the regulatory approval process, any known safety or efficacy concerns, potential labeling restrictions, and any other impediments to obtaining regulatory approval. As KORSUVA injection is the Company’s first commercial product and probability could not be established prior to regulatory approval on August 23, 2021, all inventory costs prior to regulatory approval were expensed as incurred.
The Company periodically analyzes its inventory levels to identify inventory that may expire prior to expected sale or has a cost basis in excess of its estimated realizable value and writes down such inventories as appropriate. In addition, the Company’s products are subject to strict quality control and monitoring which the Company performs throughout the manufacturing process. If certain batches or units of product no longer meet quality specifications or become obsolete due to expiration, the Company records a charge to write down such unmarketable inventory to its estimated realizable value.
Property and Equipment, net
Property and equipment (consisting of computer and office equipment, furniture and fixtures and leasehold improvements) are stated at cost, net of accumulated depreciation and amortization of leasehold improvements. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the lesser of their useful lives or the life of the lease. Leasehold improvements also include leasehold improvements in process which relate to leasehold improvements not yet completed for our new principal office. Amortization of leasehold improvements in process begins when the improvements are completed and transferred to leasehold improvements.
Asset Category	Useful Lives
Computer and office equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	lesser of useful life of asset or life of lease (Stamford – 11 years)
The Company reviews the recorded values of property and equipment for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset or group of assets may not be fully recoverable.

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
Leases
The Company has one lease, a new lease agreement in May 2023 for new principal office space in Stamford, Connecticut, or the New Lease, which is included in operating lease-right of use assets, or ROU assets, operating lease liabilities — current and operating lease liabilities — non-current as of December 31, 2023. The Company had two leases, a lease agreement for previous office space, or the Stamford Lease, and an amendment to the Stamford Lease to add additional office space, or the Lease Amendment, which was included in ROU assets and operating lease liabilities — current as of December 31, 2022. Both the Stamford Lease and Lease Amendment were not renewed and, as a result, terminated in December 2023 (see Note 19, Commitments and Contingencies: Leases).
In general, the Company determines if a contract, at its inception, is a lease or contains a lease based on whether the contract conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. To determine whether a contract conveys the right to control the use of an identified asset for a period of time, the Company assesses whether, throughout the period of use, it has both the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the identified asset. Both of these criteria were met by the Stamford Lease, the Lease Amendment, and the New Lease.
The Company accounted for the terms and conditions of the Lease Amendment as a lease modification because it granted an additional right-of-use to an underlying asset (the new additional space). A lease modification can result in either a new lease that is accounted for separately from the original lease or as a single modified lease. The Lease Amendment was accounted for separately from the original Stamford Lease because the Lease Amendment granted the right-of-use to additional space and the price of the additional right-of-use was commensurate with its standalone price as no discounts were provided to the Company. Furthermore, there were no material changes to the original Stamford Lease.
The Stamford Lease, the Lease Amendment and the New Lease contained both a lease and non-lease component which were accounted for separately. The Company allocated the consideration to the lease and the non-lease component on a relative standalone price basis.
Since the Stamford Lease and Lease Amendment did not provide an implicit interest rate, the Company used an annual incremental borrowing rate of 7% for each, which is based on the rate that the Company could obtain in the market for a fully collateralized loan equal to the term of the Stamford Lease and the Lease Amendment. Similarly, since the New Lease also did not provide an implicit interest rate, the Company used an incremental borrowing rate equal to the 3-month Secured Overnight Financing Rate, or SOFR, plus 7.75% per annum subject to a 3-month SOFR floor of 2.75%, which was based on the rate that the Company could obtain in the market for a fully collateralized loan equal to the term of the New Lease, or 12.83%.
The Company determines the amount of the operating lease liability for its leases based on the present value of the future minimum lease payments over the term of the lease. The amount of the operating lease ROU asset is equal to the amount of the lease liability, less accrued rent and lease incentives received from the landlord. There were no lease incentives identified in the Stamford Lease and the Lease Amendment, but lease incentives were identified in the New Lease which reduced the initial ROU asset for the New Lease. Initial direct costs were deemed to be immaterial for all of the Company’s leases. During the term of the lease, interest expense is calculated using the effective interest method and the ROU asset is amortized on a straight-line basis over the lease term, and both are recorded as lease expense.
Liability Related to the Sales of Future Royalties and Milestones, Net
The Company recognizes a liability related to the sales of future royalties and milestones under ASC 470-10: Debt and ASC 835-30: Interest — Imputation of Interest. The initial funds received by the Company pursuant to the terms of the HCR Agreement were recorded as a liability and will be accreted under the effective interest method up to the estimated amount of future royalties and milestone payments to be

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
made under the HCR Agreement. The issuance costs were recorded as a direct deduction to the carrying amount of the liability and will be amortized under the effective interest method over the estimated period the liability will be repaid. The Company estimated the total amount of future royalty revenue and milestone payments to be generated over the life of the HCR Agreement based on estimates and projections from CSL Vifor and Maruishi, and a significant increase or decrease in these estimates could materially impact the liability balance and the related interest expense. If the timing of the receipt of royalty and milestone payments is materially different from the original estimates, the Company will prospectively adjust the effective interest and the related amortization of the liability and related issuance costs.
Revenue Recognition
The Company recognizes revenue in an amount that reflects the consideration to which it expects to be entitled in exchange for the transfer of promised goods or services to customers. To determine revenue recognition for contracts with customers, the Company performs the following steps: (1) identifies the contract with the customer, (2) identifies the performance obligations in the contract, (3) determines the transaction price, (4) allocates the transaction price to the performance obligations in the contract, and (5) recognizes revenue when (or as) the entity satisfies a performance obligation.
The Company has entered into agreements to license its intellectual property, or IP, related to difelikefalin to develop, manufacture and/or commercialize drug products. These agreements typically contain multiple performance obligations, including licenses of IP and R&D services. Payments to the Company under these agreements may include nonrefundable license fees, payments for research activities, payments based upon the achievement of certain milestones and royalties on any resulting net product sales. The Company receives its share of the net profits from the sale of KORSUVA injection in the United States through its license agreement with CSL Vifor. The Company has adopted a policy to recognize revenue net of tax withholdings, as applicable.
The Company identifies agreements as contracts that create enforceable rights and obligations when the agreement is approved by the parties, identifies the rights of the parties and the payment terms, has commercial substance and it is probable that the Company will collect the consideration to which it will be entitled in exchange for the goods and services that will be transferred to the customer. The counterparty is considered to be a customer when it has contracted with the Company to obtain goods and services that are the output of the Company’s ordinary activities (i.e., development of pharmaceutical products) in exchange for consideration.
A performance obligation is a promise to transfer distinct goods or services to a customer. Performance obligations that are both capable of being distinct and distinct within the context of the contract are considered to be separate performance obligations. Performance obligations are capable of being distinct if the counterparty is able to benefit from the good or service on its own or together with other resources that are readily available to it. Performance obligations are distinct within the context of the contract when each performance obligation is separately identifiable from each other; i.e., the Company is not using the goods or services as inputs to produce or deliver the combined output or outputs specified by the customer; one or more of the goods or services does not significantly modify or customize one of the other goods or services in the contract; and goods or services are not highly interdependent or not highly interrelated. Performance obligations that are not distinct are accounted for as a single performance obligation over the period that goods or services are transferred to the customer. The determination of whether performance obligations in a contract are distinct may require significant judgment.
The transaction price is the amount of consideration that the Company expects to be entitled to in exchange for transferring promised goods or services to the customer based on the contract terms at inception of a contract. There is a constraint on inclusion of variable consideration related to licenses of IP, such as milestone payments or sales-based royalty payments, in the transaction price if there is uncertainty at inception of the contract as to whether such consideration will be recognized in the future because it is

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
probable that there will be a significant reversal of revenue in the future when the uncertainty is resolved. The determination of whether or not it is probable that a significant reversal of revenue will occur in the future depends on the likelihood and magnitude of the reversal. Factors that could increase the likelihood or magnitude of a reversal of revenue include (a) the susceptibility of the amount of consideration to factors outside the entity’s influence, such as the outcome of clinical trials, the timing of initiation of clinical trials by the counterparty and the approval of drug product candidates by regulatory agencies, (b) situations in which the uncertainty is not expected to be resolved for a long period of time, and (c) level of the Company’s experience in the field. When it becomes probable that events will occur, for which variable consideration was constrained at inception of the contract, the Company allocates the related consideration to the separate performance obligations in the same manner as described below.
At inception of a contract, the Company allocates the transaction price to the distinct performance obligations based upon their relative standalone selling prices. Standalone selling price is the price at which an entity would sell a promised good or service separately to a customer. The best evidence of standalone selling price is an observable price of a good or service when sold separately by an entity in similar circumstances to similar customers. Since the Company typically does not have such evidence, it estimates standalone selling price so that the amount that is allocated to each performance obligation equals the amount that the Company expects to receive for transferring goods or services. The methods that the Company uses to make such estimates include (1) the adjusted market assessment approach, under which the Company forecasts and analyzes difelikefalin in the appropriate market, the phase of clinical development as well as considering recent similar license arrangements within the same phase of clinical development, therapeutic area, type of agreement, etc. and (2) the expected cost of satisfying the performance obligations plus a margin, or the expected cost plus a margin approach.
The Company recognizes revenue when, or as, it satisfies a performance obligation by transferring a promised good or service to a customer and the customer obtains control of the good or service. Revenue related to the grant of a license that is a distinct performance obligation and that is deemed to be functional IP is recognized at the point in time that the Company has the right to payment for the license, the customer has legal title to the license and can direct the use of the license (for example, to grant sublicenses), the customer has the significant risks and rewards of ownership of the license and the customer has accepted the asset (license) by signing the license agreement.
Recognition of revenue related to R&D services that are a distinct performance obligation or that are combined with granting of a license as a single performance obligation is deferred at inception of a contract and is recognized as those services are performed based on the costs incurred as a percentage of the estimated total costs to be incurred to complete the performance obligation.
The Company’s license agreements include the right to grant sub-licenses. The amount of any potential sub-license fees to be received by the Company, which is based on a formula if applicable to that respective agreement, is considered to be variable consideration and is constrained from inclusion in the transaction price at inception of the contract since at that time it was probable that there would be a reversal of such revenue in the future because the Company did not know if a sublicense would be granted in the future.
Milestone payments are considered to be variable consideration and are not included in the transaction price at inception of the contract if it is uncertain that the milestone will be achieved. Rather, when it becomes probable that the milestone will be achieved and, therefore, there will not be a significant reversal of revenue in future periods, the respective amount to be earned is included in the transaction price, allocated to the distinct performance obligations based on their relative standalone selling price and recognized as revenue, as described above. Sales milestones and sales-based royalty payments related to a license of IP are recognized as revenue when the respective sales occur.
Collaborative Revenue
Collaborative revenue includes the Company’s share of the profits generated by CSL Vifor’s sale of KORSUVA injection to third parties in the United States under its existing license agreements. The Company has adopted a policy to recognize revenue net of tax withholdings, as applicable.

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
The Company determined that CSL Vifor is a customer in relation to its profit share arrangement with CSL Vifor. The Company sells commercial product to CSL Vifor, who ultimately sells the commercial product to third parties. The Company’s profit share arrangement revenues generated from sales of KORSUVA injection in the United States are considered akin to sales-based royalties. In accordance with the sales-based royalty exception, the Company recognizes its share of the pre-tax commercial net profit generated from the sales of KORSUVA injection in the United States in the period the product sales are earned, as reported by CSL Vifor. The related COGS for CSL Vifor associated with the net profit share arrangement as well as the marketing and distribution fee for the applicable period reduces the Company’s profit share revenue for the period. The net sales amounts are determined based on amounts provided by CSL Vifor and involve the use of estimates and judgments, such as product sales allowances and accruals related to prompt payment discounts, and chargebacks, which could be adjusted based on actual results in the future. The Company is dependent on CSL Vifor for timely and accurate information regarding the net revenues from sales of KORSUVA injection in the United States to accurately report its results of operations. If the Company does not receive timely and accurate information or incorrectly estimates activity levels associated with the profit share arrangement at a given point in time, the Company could be required to record adjustments in future periods.
The Company records revenue transactions as net product revenue if it is deemed the principal in the transaction, which includes being the primary obligor, retaining inventory risk, and control over pricing. Given that the Company is not the primary obligor and does not have the inventory risks in the license agreement with CSL Vifor, it records its share of the net profits from the sales of KORSUVA injection in the United States on a net basis and presents the settlement payments from CSL Vifor as collaborative revenue. The Company and CSL Vifor settle the profit sharing quarterly (see Note 13, Collaboration and Licensing Agreements).
Collaborative revenue also includes milestone payments associated with the Company’s license agreement with Maruishi. Upfront and milestone payments associated with the license agreement with Maruishi are allocated between license and milestone fees and collaborative revenue based on the relative standalone selling prices determined at contract inception that were allocated to the R&D services performance obligation (see Note 14, Revenue Recognition).
Commercial Supply Revenue
Commercial supply revenue includes sales of KORSUVA injection commercial product to CSL Vifor, which ultimately acts as the principal in the net profit-sharing arrangement between the two parties since commercial launch in April 2022, which then sells to third parties in the United States. Commercial supply revenue is recognized when CSL Vifor obtains control of the Company’s commercial product, which occurs at a point in time, typically upon receipt of KORSUVA injection by CSL Vifor, and generally occurs after the commercial product has passed all quality testing required for acceptance by CSL Vifor. The Company calculates its commercial supply revenue based on its COGS plus an agreed upon margin.
License and Milestone Fees
License and milestone fees include upfront and milestone payments associated with the Company’s license agreements with CSL Vifor, Maruishi and CKDP. All upfront and milestone payments associated with the license agreements with CSL Vifor and CKDP are recognized as license and milestone fees since they contain only one performance obligation. Upfront and milestone payments associated with the license agreement with Maruishi are allocated between license and milestone fees and collaborative revenue based on the relative standalone selling prices determined at contract inception (see Note 14, Revenue Recognition).
Royalty Revenue
Royalty revenue includes amounts related to the Company’s royalties earned from CSL Vifor on the net sales of Kapruvia in Europe, based on the amount of net sales in a licensed territory during a calendar year.

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
Sales-based royalty payments related to a license of IP are recognized as revenue when the respective sales occur, and the net sales tier is achieved. Beginning on October 1, 2023, royalty revenue will no longer be recognized until the Company has fulfilled its obligations under the HCR Agreement (see Note 10, Royalty Purchase and Sale Agreement).
Clinical Compound Revenue
Clinical compound revenue includes sales of clinical compound to CSL Vifor (prior to FDA approval), and Maruishi. The Company recognizes revenue on clinical compound sales when control has transferred to CSL Vifor and Maruishi, which occurs at a point in time, typically upon receipt of the clinical compound, and generally occurs after the clinical compound has passed all quality testing required for acceptance. The sales of clinical compound are reimbursed at COGS plus an agreed upon margin.
Other Revenue
Other revenue includes the royalty and milestone payments earned under Vifor Agreement No. 2 and the Maruishi Agreement in conjunction with ex-U.S. sales of KORSUVA/Kapruvia in the fourth quarter of 2023. This non-cash revenue will continue to be recorded until the Company has fulfilled its obligations under HCR Agreement.
Cost of Goods Sold (COGS)
COGS includes costs related to sales of the Company’s commercial product, KORSUVA injection, to CSL Vifor. Costs related to the sales of KORSUVA injection are generally recognized upon receipt of shipment by CSL Vifor. The Company’s COGS for KORSUVA injection includes the cost of producing commercial product that correspond with commercial supply revenue, such as third-party supply and overhead costs, as well as certain period costs related to freight, packaging, stability, and quality testing. No COGS was recognized prior to January 1, 2022, as regulatory approval of KORSUVA injection occurred in August 2021 and all inventory costs prior to regulatory approval were expensed as incurred.
Research and Development (R&D) Expenses
R&D costs are charged to expense as incurred. Costs incurred under agreements with third parties are charged to expense as incurred in accordance with the specific contractual performance terms of such agreements. R&D expenses include, among other costs, compensation and other personnel-related costs, including consultant costs, and costs to conduct clinical trials using clinical research organizations, or CROs, which include upfront, milestone and monthly expenses as well as reimbursement for pass through costs. The amount of clinical trial expense recognized in any period varies depending on the duration and progress of each clinical trial, including the required level of patient enrollment, the rate at which patients actually enroll in and drop-out of the clinical trial, and the number of sites involved in the trial as well as the activities to be performed by the sites each period. R&D costs also include costs to manufacture product candidates and clinical supplies, laboratory supplies costs, facility-related costs and stock-based compensation for R&D personnel. Non-refundable R&D advance payments are deferred and capitalized as prepaid R&D expense. The capitalized amounts are expensed as the related goods are delivered or services are performed. As of December 31, 2023 and 2022, the Company recorded $7,245 and $15,188 as prepaid R&D expense, respectively.
General and Administrative (G&A) Expenses
G&A costs are charged to expense as incurred. G&A expenses consist primarily of salaries and other related costs, including stock-based compensation, for personnel in executive, finance, accounting, legal, business development, information technology, human resources, project management, alliance management,

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
and procurement functions. Other costs include facility costs not otherwise included in R&D expenses, legal fees, insurance costs, investor relations costs, patent costs and fees for accounting and consulting services.
As noted in Note 13, Collaboration and Licensing Agreements, the Company’s license agreement with CSL Vifor provides full commercialization rights of KORSUVA injection to CSL Vifor under a profit-sharing arrangement. Under this profit-sharing arrangement, in consideration of CSL Vifor’s conduct of the marketing, promotion, selling and distribution of KORSUVA injection in the United States, the Company will pay a marketing and distribution fee to CSL Vifor based on the level of annual net sales. This fee will be deducted from product sales in calculating the net profits that are subject to the profit-sharing arrangement.
Stock-Based Compensation
The Company grants stock options to employees, non-employee members of the Company’s Board of Directors and non-employee consultants as compensation for services performed. All share-based payments, including grants of stock options, are recognized based on their grant date fair values. The grant date fair value of stock options is estimated using the Black-Scholes option valuation model.
Using this model, fair value is calculated based on assumptions with respect to (i) the fair value or market price of the Company’s common stock on the grant date; (ii) expected volatility of the Company’s common stock price, (iii) the periods of time over which employees and members of the Company’s Board of Directors or non-employee consultants are expected to hold their options prior to exercise (expected term), (iv) expected dividend yield on the Company’s common stock, and (v) risk-free interest rates.
The Company’s common stock has been traded on a public exchange only since January 31, 2014. Since that time, exercises of stock options have been limited due to various factors, including fluctuations in the Company’s stock price to below the exercise prices of awards and blackout periods during which exercises are not allowed, among others. Therefore, the Company believes that as of December 31, 2023, it does not have sufficient company-specific information available to determine the expected term based on its historical data. As a result, the expected term of stock options granted is determined using the average of the vesting period and term (6.25 years), an accepted method for the Company’s option grants under the SEC’s Staff Accounting Bulletin No. 110, Share-Based Payment.
The Company calculates the expected volatility using company-specific trading activity of its common stock over the option’s expected term. The expected dividend yield is zero as the Company has never paid dividends and does not currently anticipate paying any in the foreseeable future. Risk-free interest rates are based on quoted U.S. Treasury rates for securities with maturities approximating the option’s expected term.
The Company’s policy is to account for forfeitures of share-based payments as they occur. Compensation cost for all share-based payments granted with service-based graded vesting schedules is recognized using the straight-line method over the requisite service period.
Other Income, Net
Other income, net consists of interest and dividend income earned on the Company’s cash, cash equivalents, and marketable securities, realized gains and losses on the sale of marketable securities and property and equipment, as well as accretion of discounts/amortization of premiums on purchases of marketable securities. In the event the Company records a credit loss expense on its available-for-sale debt securities, those expenses would be offset against other income.
Non-Cash Interest Expense on Liability Related to Sales of Future Royalties and Milestones
Non-cash interest expense on liability related to sales of future royalties and milestones consists of imputed interest on the carrying value of the liability and the amortization of the related issuance costs.

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
Income Taxes
The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred income tax assets are reduced, as necessary, by a valuation allowance when management determines it is more likely than not that some or all of the tax benefits will not be realized.
There were no material uncertain tax positions taken as of December 31, 2023 and 2022. The Company does not have any interest or penalties accrued related to tax positions as it does not have any unrecognized tax benefits. In the event the Company determines that accrual of interest or penalties are necessary in the future, the amount will be presented as a component of interest expense.
Loss Per Share
The Company computes basic net loss per share by dividing net loss by the weighted average number of shares of common stock outstanding. Diluted net loss per share includes the potential dilutive effect of common stock equivalents as if such securities were converted or exercised during the period, when the effect is dilutive. Common stock equivalents may include outstanding stock options and restricted stock units, which are included under the treasury stock method when dilutive. For each of the years ended December 31, 2023, 2022 and 2021, the Company excluded the effects of potentially dilutive shares that were outstanding during those respective periods from the denominator as their inclusion would have been anti-dilutive due to the Company’s net losses for those periods.
Segment Reporting
Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. The Company views its operations and manages its business as one operating segment, which includes all activities related to the discovery, development, and commercialization of novel therapeutics to treat serious medical conditions, including pruritus.
Litigation Reserves
From time to time, the Company may become subject to arbitration, litigation or claims arising in the ordinary course of its business. Accruals are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. The Company reviews these reserves at least quarterly and adjusts these reserves to reflect current law, progress of each case, opinions and views of legal counsel and other advisers, the Company’s experience in similar matters and intended response to the litigation. The Company expenses amounts for administering or litigating claims as incurred. Accruals for legal proceedings, if any, are included in accounts payable and accrued expenses.
Accounting Pronouncements Recently Issued
In December 2023, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, or ASU 2023-09, which applies to all entities subject to income taxes. ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. ASU 2023-09 is intended to provide more detailed income tax disclosures. For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. ASU 2023-09 will be applied on a prospective basis with the option to apply the standard retrospectively. The Company expects to adopt ASU 2023-09 on January 1, 2025, and it does not expect the adoption to have a material effect on its results of operations, financial position, and cash flows.

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, or ASU 2023-07, which expands the disclosures for reportable segments made by public entities. These amendments within ASU 2023-07 retain the existing disclosure requirements in ASC 280 and expand upon them to require public entities to disclose significant expenses for reportable segments in both interim and annual reporting periods, as well as items that were previously disclosed only annually on an interim basis, including disclosures related to a reportable segment’s profit or loss and assets. In addition, entities with a single reportable segment must provide all segment disclosures required in ASC 280, including the new disclosures for reportable segments under the amendments in ASU 2023-07. The amendments do not change the existing guidance on how a public entity identifies and determines its reportable segments. A public entity should apply the amendments in ASU 2023-07 retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The amendments in ASU 2023-07 are effective for annual periods for all public entities in fiscal years beginning after December 15, 2023, and in interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company will adopt ASU 2023-07 on January 1, 2024, and it does not expect the adoption to have a material effect on its results of operations, financial position, and cash flows.
3. Available-for-Sale Marketable Securities
As of December 31, 2023 and 2022, the Company’s available-for-sale marketable securities consisted of debt securities issued by the U.S. Treasury, U.S. government-sponsored entities and investment grade institutions (corporate bonds). As of December 31, 2022, the Company’s available-for-sale marketable securities also consisted of debt securities issued by investment grade institutions (commercial paper) and municipal bonds.
The following tables summarize the Company’s available-for-sale marketable securities by major type of security as of December 31, 2023 and 2022:
As of December 31, 2023
		Gross Unrealized		Estimated Fair Value
Type of Security	Amortized Cost	Gains	Losses
U.S. Treasury securities	$37,243	$3	$—	$37,246
U.S. government agency obligations	7,500	—	(262)	7,238
Corporate bonds	4,500	—	(1)	4,499
Total available-for-sale marketable securities	$49,243	$3	$(263)	$48,983
As of December 31, 2022
		Gross Unrealized		Estimated Fair Value
Type of Security	Amortized Cost	Gains	Losses
U.S. government agency obligations	$9,500	$—	$(623)	$8,877
Corporate bonds	35,828	—	(643)	35,185
Commercial paper	26,879	2	(6)	26,875
Municipal bonds	22,473	—	(402)	22,071
Total available-for-sale marketable securities	$94,680	$2	$(1,674)	$93,008
The following tables summarize the fair value and gross unrealized losses of the Company’s available-for-sale marketable securities by investment category and disaggregated by the length of time that individual debt securities have been in a continuous unrealized loss position as of December 31, 2023 and 2022:

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
As of December 31, 2023
	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. government agency obligations	$—	$—	$7,238	$(262)	$7,238	$(262)
Corporate bonds	—	—	2,000	(1)	2,000	(1)
Total	$—	$—	$9,238	$(263)	$9,238	$(263)
As of December 31, 2022
	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. government agency obligations	$—	$—	$8,877	$(623)	$8,877	$(623)
Corporate bonds	1,470	(26)	33,715	(617)	35,185	(643)
Commercial paper	15,906	(6)	—	—	15,906	(6)
Municipal bonds	982	(16)	19,589	(386)	20,571	(402)
Total	$18,358	$(48)	$62,181	$(1,626)	$80,539	$(1,674)
As of December 31, 2023 and 2022, respectively, no allowance for credit losses were recognized on the Company’s available-for-sale debt securities as no portion of the unrealized losses associated with those securities were due to credit losses. The information that the Company considered in reaching the conclusion that an allowance for credit losses was not necessary for the following categories of securities is as follows:
As of December 31, 2023 and 2022, the Company held a total of 3 out of 9 positions and 35 out of 39 positions, respectively, that were in an unrealized loss position, all of which had been in an unrealized loss position for 12 months or greater as of December 31, 2023. Unrealized losses individually and in aggregate, including any in an unrealized loss position for 12 months or greater, were not considered to be material for each respective period. Based on the Company’s review of these securities, the Company believes that the cost basis of its available-for-sale marketable securities is recoverable.
U.S. Treasury securities and U.S. government agency obligations.   The unrealized losses on the Company’s investments in direct obligations of U.S. Treasury securities and U.S. government agencies were due to changes in interest rates and non-credit related factors. The credit ratings of these investments in the Company’s portfolio have not been downgraded below investment grade status. The contractual terms of these investments do not permit the issuer to repay principal at a price less than the amortized cost bases of the investments, which is equivalent to the par value on the maturity date. The Company expects to recover the entire amortized cost bases of these securities on the maturity date. The Company does not intend to sell these investments, and it is not “more likely than not” that the Company will be required to sell these investments before recovery of their amortized cost bases. The Company held 0 out of 5 positions for its U.S. Treasury securities and 2 out of 2 positions for its U.S. government agency obligations, that were in unrealized loss positions as of December 31, 2023.
Corporate bonds.   The unrealized losses on the Company’s investments in corporate bonds were due to changes in interest rates and non-credit related factors. The credit ratings of these investments in the Company’s portfolio have not been downgraded below investment grade status. The contractual terms of these investments do not permit the issuer to repay principal at a price less than the amortized cost bases of the investments, which is equivalent to the par value on the maturity date. The Company expects to

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
recover the entire amortized cost bases of these securities on the maturity date. The Company does not intend to sell these investments, and it is not “more likely than not” that the Company will be required to sell these investments, before recovery of their amortized cost bases. The Company held 1 out of 2 positions for its corporate bonds, that were in unrealized loss positions as of December 31, 2023.
The Company classifies its marketable debt securities based on their contractual maturity dates. As of December 31, 2023, the Company’s marketable debt securities mature at various dates through November 2024. The amortized cost and fair values of marketable debt securities by contractual maturity were as follows:
	As of December 31, 2023		As of December 31, 2022
Contractual maturity	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Less than one year	$49,243	$48,983	$82,678	$81,658
One year to two years	—	—	12,002	11,350
Total	$49,243	$48,983	$94,680	$93,008
All available-for-sale marketable securities are classified as marketable securities, current or marketable securities, non-current depending on the contractual maturity date of the individual available-for-sale security. Other income, net includes interest and dividends, accretion/amortization of discounts/premiums, realized gains and losses on sales of securities and credit loss expense due to declines in the fair value of securities, if any. The cost of securities sold is based on the specific identification method.
There were no sales of available-for-sale marketable securities during the years ended December 31, 2023 and 2022. During the year ended December 31, 2021, the Company sold certain of its available-for-sale debt securities with a total fair value of $10,029, which resulted in realized gains of $39.
As of December 31, 2023 and 2022, accrued interest receivables on our available-for-sale debt securities were $139 and $489, respectively.
4. Accumulated Other Comprehensive (Loss) Income
The following table summarizes the changes in accumulated other comprehensive (loss) income, net of tax, from unrealized gains (losses) on available-for-sale marketable securities, the Company’s only component of accumulated other comprehensive (loss) income, for the years ended December 31, 2023, 2022 and 2021.
Total Accumulated Other Comprehensive Income (Loss)
Balance, December 31, 2020	$73
Other comprehensive loss before reclassifications	(392)
Amount reclassified from accumulated other comprehensive income	(39)
Net current period other comprehensive loss	(431)
Balance, December 31, 2021	(358)
Other comprehensive loss before reclassifications	(1,314)
Amount reclassified from accumulated other comprehensive loss	—
Net current period other comprehensive loss	(1,314)
Balance, December 31, 2022	$(1,672)
Other comprehensive income before reclassifications	1,412
Amount reclassified from accumulated other comprehensive loss	—
Net current period other comprehensive income	1,412
Balance, December 31, 2023	$(260)

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
Amounts reclassified out of accumulated other comprehensive (loss) income into net loss are determined by specific identification. The reclassifications out of accumulated other comprehensive (loss) income and into net loss were as follows:

	Year Ended December 31,			Affected Line Item in the Consolidated Statements of Comprehensive Loss
Component of Accumulated Other Comprehensive Income (Loss)	2023	2022	2021
Unrealized gains on available-for-sale marketable securities:
Realized gains on sales of securities	$—	$—	$39	Other income, net
Income tax effect	—	—	—	Benefit from income taxes
Realized gains on sales of securities, net of tax	$—	$—	$39
5. Inventory, net
Inventories consist of the following:
	December 31, 2023	December 31, 2022
Raw materials	$2,639	$1,918
Work-in-process	708	499
	3,347	2,417
Less Inventory Reserve for Obsolescence	(526)	(34)
Total	$2,821	$2,383
As of December 31, 2023 and December 31, 2022, inventory balances include inventory costs subsequent to regulatory approval of KORSUVA injection on August 23, 2021. During the years ended December 31, 2023 and 2022, the Company wrote down $526 and $34, respectively, of commercial supply inventory due to obsolescence. There were no write-downs of commercial supply inventory during the year ended December 31, 2021.
6. Prepaid Expenses
As of December 31, 2023, the amount of prepaid expenses was $8,154, consisting of $7,245 of prepaid R&D clinical costs, $492 of prepaid insurance and $417 of other costs. As of December 31, 2022, the amount of prepaid expenses was $16,267, consisting of $15,188 of prepaid R&D clinical costs, $543 of prepaid insurance and $536 of other costs.
7. Property and Equipment, net
Property and equipment, net consists of the following:
	December 31,
	2023	2022
Computer and office equipment	$239	$239
Furniture and fixtures	596	330
Leasehold improvements	4,154	1,266
	$4,989	$1,835
Less accumulated depreciation and amortization	(1,667)	(1,409)
Property and equipment, net	$3,322	$426

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
Leasehold improvements include $2,533 relating to the New Lease entered into in May 2023 that are still in process as of December 31, 2023 and will begin amortization once the improvements are complete. In October and November 2023, the Company determined that $1,755 of these costs qualified for reimbursement as lease incentives, of which $808 had been reimbursed to the Company as of December 31, 2023 (see Note 19, Commitments and Contingencies — Lease (New Corporate Headquarters in May 2023).
Depreciation and amortization expense included in R&D expense and G&A expense was $259, $248 and $248 for the years ended December 31, 2023, 2022 and 2021, respectively.
There were no gains or losses on sales of property and equipment during the years ended December 31, 2023 and 2022. During the year ended December 31, 2021, the Company sold laboratory equipment that was fully depreciated, which resulted in gains on sales of property and equipment of $70.
8. Restricted Cash
In May 2023, the Company entered into the New Lease with 400 Atlantic Joint Venture LLC and SLJ Atlantic Stamford LLC (tenants-in-common), or the Landlord, for the lease of 26,374 square feet of office space located at 400 Atlantic Street, Stamford, Connecticut 06901 for its new principal offices. The Company is required to maintain a stand-by letter of credit as a security deposit under the New Lease for its office space in Stamford, Connecticut (refer to Note 19, Commitments and Contingencies: Leases). The fair value of the letter of credit approximates its contract value. The Company’s bank requires the Company to maintain a restricted cash balance to serve as collateral for the letters of credit issued to the landlord by the bank for the New Lease and the previous Stamford Lease. As of December 31, 2023, the restricted cash balance for the New Lease and the Stamford Lease was invested in a commercial money market account.
As of December 31, 2023, the Company had $408 of restricted cash related to the Stamford Lease (which was terminated in December 2023 but not yet released) that became unrestricted in January 2024 and $1,500 of restricted cash related to the New Lease in long-term assets. After the first and second anniversaries of the rent commencement date, the face amount of the letter of credit relating to the New Lease can be reduced by $500 each period if the Company is not in default of its lease obligations. As of December 31, 2022, the Company had $408 of restricted cash related to the Stamford Lease in current assets.
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Consolidated Statements of Cash Flows.
	December 31, 2023	December 31, 2022
Cash and cash equivalents	$51,775	$63,741
Restricted cash, current assets	408	408
Restricted cash, long-term assets	1,500	—
Total cash, cash equivalents, and restricted cash shown in the Consolidated Statements of Cash Flows	$53,683	$64,149

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
9. Accounts Payable and Accrued Expenses
Accounts payable and accrued expenses consist of the following:
	December 31, 2023	December 31, 2022
Accounts payable	$11,583	$9,604
Accrued research projects	4,343	5,200
Accrued compensation and benefits	6,519	5,219
Accrued professional fees and other	3,147	1,517
Total	$25,592	$21,540
10. Royalty Purchase and Sale Agreement
During the fourth quarter of 2023, the Company, through its wholly-owned subsidiary Cara Royalty Sub, LLC, a Delaware limited liability company, or Cara Royalty Sub, entered into the HCR Agreement with HCR, pursuant to which Cara Royalty Sub sold, or agreed to sell, to HCR certain of its rights to receive royalty payments, or the Royalties, due and payable to Cara Royalty Sub (as assignee of the Company) under the Maruishi Agreement and Vifor Agreement No. 2., collectively the Covered License Agreements, in exchange for up to $40,000. The Company has retained all of its right, title and interest in, to and under the Covered License Agreements that relate to any non-intravenous formulation of difelikefalin.
Under the terms of the HCR Agreement, Cara Royalty Sub received an upfront payment of $16,915 in November 2023, representing the $17,500 to which the Company was initially entitled, net of advisory fees and certain of HCR’s transaction-related expenses which the Company agreed to reimburse. In December 2023, Cara Royalty Sub received an additional payment of $19,770, representing the $20,000 milestone it achieved for Kapruvia (difelikefalin) pricing in Germany being approved above a certain threshold amount per dose, net of advisory fees. There were additional issuance costs of $211 related to the HCR Agreement resulting in aggregate net proceeds of $36,474. An additional $2,500 milestone payment is due to Cara Royalty Sub upon achievement of a 2024 sales milestone of KORSUVA in Japan.
The HCR Agreement will automatically expire, and the payment of Royalties to HCR will cease, when HCR has received payments of Royalties equal to two times the aggregate amount of payments made by HCR under the HCR Agreement if achieved on or prior to December 31, 2029, or 2.8 times the aggregate amount of payments made by HCR under the HCR Agreement, if not achieved on or prior to December 31, 2029. After the HCR Agreement expires, all rights to receive the Royalties return to Cara Royalty Sub.
Issuance costs pursuant to the HCR Agreement consisting primarily of advisory and legal fees totaled $1,025 including the amount of HCR’s transaction-related expenses that the Company reimbursed. The effective interest rate includes cash flow projections for future royalty and milestone payments, which are sensitive to certain assumptions, including market size, market penetration and sales price, that are forward looking and could be affected by future market conditions.
The following table summarizes the activity of the HCR Agreement (in thousands):
HCR Agreement (including milestone payment received in December 2023)	$37,500
Issuance costs	(1,025)
Non-cash interest expense	604
Balance at December 31, 2023	$37,079
Effective interest rate	22.6%

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
11. Stockholders’ Equity
The Company’s Board of Directors has authorized 8,333,333 shares of the Company’s common stock, par value $0.001 per share, and 5,000,000 shares of undesignated preferred stock, par value $0.001 per share, that may be issued from time to time by the Board of Directors of the Company in one or more series. As of December 31, 2023, there were 4,540,059 shares of common stock and no shares of preferred stock issued and outstanding.
Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are entitled to dividends when and if declared by the Board of Directors, subject to the preferential rights of the holders of preferred stock, if any.
In October 2023, as a result of completion of the quarterly vesting period for restricted stock units granted in October 2021, an aggregate of 740 time-based restricted stock units vested and were settled in shares of the Company’s common stock (see Note 15, Stock-Based Compensation).
In August 2023, as a result of completion of the vesting period for restricted stock units granted in October 2022, an aggregate of 606 time-based restricted stock units vested and were settled in shares of the Company’s common stock (see Note 15, Stock-Based Compensation).
In July 2023, as a result of completion of the quarterly vesting period for restricted stock units granted in October 2021, an aggregate of 740 time-based restricted stock units vested and were settled in shares of the Company’s common stock (see Note 15, Stock-Based Compensation).
In June 2023, as a result of completion of the final vesting period for restricted stock units granted in December 2021, an aggregate of 2,183 time-based restricted stock units vested and were settled in shares of the Company’s common stock (see Note 15, Stock-Based Compensation).
In June 2023, as a result of the completion of the one-year vesting period, an aggregate of 4,948 restricted stock units of members of the Board of Directors vested and were settled in shares of the Company’s common stock (see Note 15, Stock-Based Compensation).
In April 2023, as a result of completion of the quarterly vesting period for restricted stock units granted in October 2021, an aggregate of 740 time-based restricted stock units vested and were settled in shares of the Company’s common stock (see Note 15, Stock-Based Compensation).
In March 2023, as a result of the completion of the second year of the three-year vesting period for restricted stock units granted in March 2021, an aggregate of 1,333 time-based restricted stock units vested and were settled in shares of the Company’s common stock (see Note 15, Stock-Based Compensation).
In February 2023, as a result of the completion of the first year of the three-year vesting period for restricted stock units granted in February 2022, an aggregate of 3,577 time-based restricted stock units vested and were settled in shares of the Company’s common stock (see Note 15, Stock-Based Compensation).
Also in February 2023, as a result of the completion of the third year of the three-year vesting period for restricted stock units granted in February 2020, an aggregate of 1,333 time-based restricted stock units vested and were settled in shares of the Company’s common stock (see Note 15, Stock-Based Compensation).
In January 2023, as a result of completion of the quarterly vesting period for restricted stock units granted in October 2021, an aggregate 740 time-based restricted stock units vested and were settled in shares of the Company’s common stock (see Note 15, Stock-Based Compensation).
In December 2022, as a result of the achievement of certain performance targets, an aggregate of 2,184 performance-based restricted stock units of certain employees vested and were settled in shares of the Company’s common stock (see Note 15, Stock-Based Compensation).

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
In October 2022, as a result of the completion of the first year of vesting associated with awards granted to the Company’s new Chief Executive Officer, or CEO, an aggregate of 2,958 restricted stock units vested and were settled in shares of the Company’s common stock (see Note 15, Stock-Based Compensation).
In September 2022, as a result of the appointment of the Company’s new Chief Financial Officer, or CFO, 625 time-based restricted stock units held by the Company’s interim principal financial and accounting officer vested and were settled in shares of the Company’s common stock (see Note 15, Stock-Based Compensation).
In June 2022, as a result of the accelerated vesting of restricted stock units previously granted to the Company’s former CEO, an aggregate of 2,833 restricted stock units vested and were settled in shares of the Company’s common stock (see Note 15, Stock-Based Compensation).
In June 2022, as a result of the completion of the one-year vesting period, an aggregate of 3,600 restricted stock units of members of the Board of Directors vested and were settled in shares of the Company’s common stock. Also in June 2022, the Company granted 990 fully vested restricted stock units, which were immediately settled in shares of common stock, to the Company’s chairman in consideration of his effort in connection with the Company’s CEO transition in 2021 (see Note 15, Stock-Based Compensation).
In March 2022, as a result of the achievement of certain performance targets, an aggregate of 3,167 performance-based restricted stock units of certain employees vested and were settled in shares of the Company’s common stock (see Note 15, Stock-Based Compensation).
In March 2022, as a result of the completion of the first year of the three-year vesting period for restricted stock units granted in March 2021 and the full vesting of the second tranche of restricted stock units granted to the new CEO in October 2021, an aggregate of 3,273 time-based restricted stock units vested and were settled in shares of the Company’s common stock (see Note 15, Stock-Based Compensation).
In March 2022, the Company filed a universal shelf registration statement, or the Shelf Registration Statement, which provides for aggregate offerings of up to $300,000 of common stock, preferred stock, debt securities, warrants or any combination thereof. The Shelf Registration Statement was declared effective on May 11, 2022. The securities registered under the Shelf Registration Statement include $154,525 of unsold securities that had been registered under the Company’s previous Registration Statement on Form S-3 (File No. 333-230333) that was declared effective on April 4, 2019.
Also in March 2022, the Company entered into the Sales Agreement, pursuant to which it may, from time to time, issue and sell common stock with an aggregate value of up to $80,000 in an at-the-market offering pursuant to the Shelf Registration Statement. Jefferies is acting as sole sales agent for any sales made under the Sales Agreement for a 3% commission on gross proceeds. The common stock will be sold at prevailing market prices at the time of the sale, and, as a result, prices may vary. Unless otherwise terminated earlier, the Sales Agreement continues until all shares available under the Sales Agreement have been sold. During the year ended December 31, 2023, 32,240 shares were sold under the Sales Agreement and the Company received net proceeds of $1,117.
The Company may offer additional securities under its Shelf Registration Statement from time to time in response to market conditions or other circumstances if it believes such a plan of financing is in the best interests of its stockholders.
In February 2022, as a result of the completion of the second year of the three-year vesting period for restricted stock units granted in February 2020, an aggregate of 2,722 time-based restricted stock units vested and were settled in shares of the Company’s common stock (see Note 15, Stock-Based Compensation).
In October 2021, the Company issued 273,533 shares of its common stock to Vifor International in connection with the milestone earned for the U.S. regulatory approval of KORSUVA injection in August 2021 (see Note 13, Collaboration and Licensing Agreements).

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
In August 2021, as a result of the achievement of certain performance targets, an aggregate of 3,667 performance-based restricted stock units of various executive officers vested and were settled in shares of the Company’s common stock (see Note 15, Stock-Based Compensation).
In June 2021, as a result of the completion of the one-year vesting period, an aggregate of 3,000 restricted stock units of members of the Board of Directors vested and were settled in shares of the Company’s common stock (see Note 15, Stock-Based Compensation).
In February and March 2021, as a result of the achievement of certain performance targets, an aggregate of 6,396 performance-based restricted stock units of various executive officers vested and were settled in shares of the Company’s common stock (see Note 15, Stock-Based Compensation).
In February 2021, as a result of the completion of the first year of the three-year vesting period, an aggregate of 2,722 time-based restricted stock units of various executive officers vested and were settled in shares of the Company’s common stock (see Note 15, Stock-Based Compensation).
12. Fair Value Measurements
The following tables summarize the Company’s financial assets measured at fair value on a recurring basis as of December 31, 2023 and 2022, and by level within the fair value hierarchy:
Fair value measurement as of December 31, 2023:
Financial assets
Type of Instrument	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents:
Money market funds and checking accounts	$51,775	$51,775	$—	$—
Available-for-sale marketable securities:
U.S. Treasury securities	37,246	—	37,246	—
U.S. government agency obligations	7,238	—	7,238	—
Corporate bonds	4,499	—	4,499	—
Restricted cash:
Commercial money market account	1,908	1,908	—	—
Total financial assets	$102,666	$53,683	$48,983	$—

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
Fair value measurement as of December 31, 2022:
Financial assets
Type of Instrument	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents:
Money market funds and checking accounts	$63,741	$63,741	$—	$—
Available-for-sale marketable securities:
U.S. government agency obligations	8,877	—	8,877	—
Corporate bonds	35,185	—	35,185	—
Commercial paper	26,875	—	26,875	—
Municipal bonds	22,071	—	22,071	—
Restricted cash:
Commercial money market account	408	408	—	—
Total financial assets	$157,157	$64,149	$93,008	$—
There were no purchases, sales or maturities of Level 3 financial assets and no unrealized gains or losses related to Level 3 available-for-sale marketable securities for the years ended December 31, 2023, 2022 and 2021. There were no transfers of financial assets between Levels 1, 2, or 3 classifications during the years ended December 31, 2023 and 2022.
13. Collaboration and Licensing Agreements
Vifor (International) Ltd. (Vifor International)
In October 2020, the Company entered into a license agreement with Vifor International, or Vifor Agreement No. 1, under which the Company granted Vifor International an exclusive license solely in the United States to use, distribute, offer for sale, promote, sell and otherwise commercialize difelikefalin injection for all therapeutic uses relating to the inhibition, prevention or treatment of itch associated with pruritus in hemodialysis and peritoneal dialysis patients in the United States. Under Vifor Agreement No. 1, the Company retains all rights with respect to the clinical development of, and activities to gain regulatory approvals of, difelikefalin injection in the United States. The Joint Commercialization Committee, or JCC, have the responsibility for overall coordination and oversight of Vifor International (and any affiliates or sublicensees). The Company’s membership on the JCC is at its sole discretion and is not its obligation.
After the assignment of rights of Vifor Agreement No. 1 from Vifor International to Vifor Fresenius Medical Care Renal Pharma Ltd. in May 2022, Vifor Agreement No. 1 provides full commercialization rights in dialysis clinics to CSL Vifor in the United States under a profit-sharing arrangement. Pursuant to the profit-sharing arrangement, the Company is generally entitled to 60% of the net profits (as defined in Vifor Agreement No. 1) from sales of difelikefalin injection in the United States and CSL Vifor is entitled to 40% of such net profits (excluding sales to Fresenius Medical Center dialysis clinics, compensation for which is governed by Vifor Agreement No. 2, as defined below), subject to potential temporary adjustment in future years based on certain conditions. Under Vifor Agreement No. 1, in consideration of CSL Vifor’s conduct of the marketing, promotion, selling and distribution of difelikefalin injection in the United States, the Company pays a marketing and distribution fee to CSL Vifor based on the level of annual net sales. This fee as well as CSL Vifor’s COGS are deducted from net sales in calculating the net profits that are subject to the profit-sharing arrangement under Vifor Agreement No. 1.

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
After U.S. regulatory approval of KORSUVA injection in August 2021, the Company received $50,000 in October 2021 for the purchase of an aggregate of 273,533 shares of the Company’s common stock at a price of $182.76 per share, which represented a 20% premium to the 30-day trailing average price of the Company’s common stock as of the date of the achievement of the milestone. The purchase of the Company’s common stock was governed by a separate stock purchase agreement, or the Vifor Stock Purchase Agreement. The excess of the stock purchase price over the cost of the purchased shares at the closing price of the Company’s common stock on the date of the achievement of the milestone of $5,031 was included as license and milestone fees revenue for accounting purposes (see Note 14, Revenue Recognition — License and Milestone Fees).
In addition, pursuant to Vifor Agreement No. 1, the Company is eligible to receive payments of up to $240,000 from CSL Vifor upon the achievement of certain sales-based milestones.
The license also requires CSL Vifor to promote and take orders for difelikefalin injection, or Licensed Product, throughout the United States, including coordinating with CSL Vifor promotional activities to FMC U.S. Dialysis Clinics which are subject to the Company’s rights under Vifor Agreement No. 2. The license also allows CSL Vifor to grant sub-licenses, which, in certain cases, requires the Company’s prior written consent. The Company retains the rights to import, distribute, promote, sell and otherwise commercialize the Licensed Product on an exclusive basis outside of the Field either in or outside of the United States.
The Company retains the rights to make and have made the Licensed Product, on a non-exclusive basis, in the United States for commercial sale of the Licensed Product for use for all therapeutic uses to prevent, inhibit or treat itch associated with pruritus in hemodialysis and peritoneal-dialysis patients, or the Field, anywhere in the world and for supply of Licensed Product to CSL Vifor under the terms of a supply agreement, or the Vifor International Supply Agreement, which was executed in September 2021. The supply price is the Company’s COGS, as calculated under GAAP, plus an agreed upon margin. The Vifor International Supply Agreement will co-terminate with Vifor Agreement No. 1.
The Vifor International Supply Agreement is accounted for as a customer option that is not a material right because the selling price of the Licensed Product under the Vifor International Supply Agreement is the Company’s COGS plus an agreed upon margin, which is commensurate with the “COGS plus” model that the Company would charge other parties under similar agreements (the standalone selling price) and not at a discount. Therefore, the sale of commercial supply to CSL Vifor is not a performance obligation under Vifor Agreement No. 1 but rather the Vifor International Supply Agreement is a separate agreement from Vifor Agreement No. 1. The only performance obligation under the Vifor International Supply Agreement is the delivery of the Licensed Product to CSL Vifor for commercialization.
Vifor Agreement No. 1 will continue in effect until its expiration upon the cessation of commercial sale of difelikefalin injection in the United States by CSL Vifor and its affiliates and sublicensees, or until the earlier termination of Vifor Agreement No. 1.
Vifor Agreement No. 1 may be terminated earlier by either party for material breach that is not cured within 60 days, bankruptcy by either party and by both parties upon mutual written consent. The Company may terminate Vifor Agreement No. 1 if CSL Vifor challenges the validity of any licensed patent rights, except if such patent challenge results from the Company’s action against CSL Vifor for infringement of any licensed patent in the United States. In addition, upon the earlier of (1) the acceptance for filing of an NDA covering Licensed Product filed with the FDA (after completion of the Phase 3 program) or (2) the third anniversary of the Effective Date, Vifor Agreement No. 1 may be terminated by CSL Vifor in its entirety upon written notice to the Company. Such termination will be effective twelve months following the date of such notice.

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
Vifor Fresenius Medical Care Renal Pharma Ltd.
In May 2018, the Company entered into a license agreement with Vifor Fresenius Medical Care Renal Pharma Ltd., or Vifor Agreement No. 2, under which the Company granted Vifor Fresenius Medical Care Renal Pharma Ltd. an exclusive, royalty-bearing license, or the Vifor License, to seek regulatory approval to commercialize, import, export, use, distribute, offer for sale, promote, sell and otherwise commercialize the Licensed Product in the Field worldwide (excluding the United States, Japan and South Korea), or the Territory. Vifor Fresenius Medical Care Renal Pharma Ltd. cannot perform development activities on their own unless specifically allocated to Vifor Fresenius Medical Care Renal Pharma Ltd. by the Joint Development Committee, or JDC, and Joint Steering Committee, or JSC. The Company’s membership on the JSC or JDC is at its sole discretion and is not its obligation.
The Company was responsible, at its own cost, to undertake clinical and non-clinical development, or the R&D services. The Company was also responsible to provide all content and subject matter expertise required for registration with the European Medicines Agency, or EMA, in the EU that will be needed by Vifor Fresenius Medical Care Renal Pharma Ltd. for such registration, including participation in regulatory meetings, as needed. CSL Vifor contributed, at its own cost, its clinical development expertise as reasonably useful for such development activities, such as preparing the clinical results that the Company presents to it in a format acceptable to the EMA to obtain marketing approval in the EU.
As a result of the European Commission’s regulatory approval of Kapruvia in April 2022, the Company received a $15,000 regulatory milestone payment from Vifor Fresenius Medical Care Renal Pharma Ltd. under Vifor Agreement No. 2 during the year ended December 31, 2022. In addition, after U.S. regulatory approval of KORSUVA injection in August 2021, the Company earned a $15,000 regulatory milestone payment from Vifor Fresenius Medical Care Renal Pharma Ltd. under Vifor Agreement No. 2 during the year ended December 31, 2021.
The Company is eligible to receive from Vifor Fresenius Medical Care Renal Pharma Ltd. additional commercial milestone payments in the aggregate of up to $440,000, all of which are sales related. The Company is also eligible to receive tiered double-digit royalty payments based on annual net sales, as defined in Vifor Agreement No. 2, of difelikefalin injection in the licensed territories. The Company retains full commercialization rights for difelikefalin injection for the treatment of CKD-aP in the United States except in the dialysis clinics of FMCNA, where Vifor Fresenius Medical Care Renal Pharma Ltd. promotes difelikefalin injection under a profit-sharing arrangement (as defined in Vifor Agreement No. 2) based on net FMCNA clinic sales (as defined in Vifor Agreement No. 2) and Vifor Fresenius Medical Care Renal Pharma Ltd. is entitled to 50% of such net profits, subject to potential adjustments in a calendar year based on certain conditions.
The license also requires Vifor Fresenius Medical Care Renal Pharma Ltd. to promote and take orders in the United States for sale by the Company to FMC U.S. Dialysis Clinics and allows Vifor Fresenius Medical Care Renal Pharma Ltd. to grant sub-licenses, which, in certain cases, requires the Company’s prior written consent. The Company retains the rights to import, distribute, promote, sell and otherwise commercialize the Licensed Product outside of the Field and outside of the Territory.
The Company retains the rights to make and have made the Licensed Product in the Territory for commercial sale by Vifor Fresenius Medical Care Renal Pharma Ltd. in the Field in or outside the Territory and for supply of Licensed Product to Vifor Fresenius Medical Care Renal Pharma Ltd. under the terms of a supply agreement, or the Vifor Supply Agreement, which was executed in May 2020. The supply price is the Company’s COGS, as calculated under U.S. GAAP, plus an agreed upon margin. The Vifor Supply Agreement will co-terminate with the Vifor Agreement No. 2.
The Vifor Supply Agreement is accounted for as a customer option that is not a material right because the selling price of the Licensed Product under the Vifor Supply Agreement is the Company’s COGS plus an agreed upon margin, which is commensurate with the “COGS plus” model that the Company would

CARA THERAPEUTICS, INC.
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(amounts in thousands, except share and per share data)
charge other parties under similar agreements (the standalone selling price) and not at a discount. Therefore, the sale of clinical compound to Vifor Fresenius Medical Care Renal Pharma Ltd. is not a performance obligation under Vifor Agreement No. 2 but rather the Vifor Supply Agreement is a separate agreement from Vifor Agreement No. 2. The only performance obligation under the Vifor Supply Agreement is the delivery of the Licensed Product to Vifor Fresenius Medical Care Renal Pharma Ltd. for commercialization.
Vifor Agreement No. 2 terminates upon the expiration of all royalty terms with respect to the Licensed Products, which expire on a Product-by-Product and country-by-country basis, at the latest of (a) the expiration of all patent rights licensed to Vifor Fresenius Medical Care Renal Pharma Ltd. covering such Licensed Product; (b) the expiration of all regulatory and data exclusivity applicable to such Licensed Product in such country and (c) the tenth anniversary of the first commercial sale of such Product in such country.
Vifor Agreement No. 2 may be terminated earlier by either party for material breach that is not cured within 60 days, bankruptcy by either party and by both parties upon mutual written consent. The Company may terminate Vifor Agreement No. 2 if Vifor Fresenius Medical Care Renal Pharma Ltd. challenges the validity of any licensed patent rights, except if such patent challenge results from the Company’s action against Vifor Fresenius Medical Care Renal Pharma Ltd. for infringement of any licensed patent in the Territory. In addition, upon the earlier of (1) the acceptance for filing of an NDA covering Licensed Product filed with the FDA (after completion of the Phase 3 program) or (2) the third anniversary of the Effective Date, Vifor Agreement No. 2 may be terminated by Vifor Fresenius Medical Care Renal Pharma Ltd. in its entirety or with respect to any countries within the Territory upon written notice to the Company. Such termination will be effective twelve months following the date of such notice.
If Vifor Agreement No. 2 terminates early for any reason stated above, Vifor Fresenius Medical Care Renal Pharma Ltd.’s licenses will terminate, Vifor Fresenius Medical Care Renal Pharma Ltd.’s rights to use the Company’s confidential information and the Company’s know-how will revert to the Company and Vifor Fresenius Medical Care Renal Pharma Ltd. will assign and transfer to the Company all right, title and interest in all regulatory applications (IND’s and NDA’s), regulatory approval applications and regulatory approvals in the Territory covering Licensed Product.
Maruishi Pharmaceutical Co., Ltd. (Maruishi)
In April 2013, the Company entered into a license agreement with Maruishi, or the Maruishi Agreement, under which the Company granted Maruishi an exclusive license to develop, manufacture, and commercialize drug products containing difelikefalin for acute pain and/or uremic pruritus in Japan. Maruishi has the right to grant sub-licenses in Japan, which entitles the Company to receive sub-license fees, net of prior payments made by Maruishi to the Company. Under the Maruishi Agreement, the Company and Maruishi are required to use commercially reasonable efforts, at their own expense, to develop, obtain regulatory approval for and commercialize difelikefalin in the United States and Japan, respectively. In addition, the Company provided Maruishi specific clinical development services for difelikefalin used in Maruishi’s field of use.
Under the terms of the Maruishi Agreement, the Company is eligible to receive milestone payments upon the achievement of defined clinical and regulatory events as well as tiered, low double-digit royalties with respect to any sales of the licensed product sold in Japan by Maruishi, if any, and share in any sub-license fees.
The Maruishi Agreement continues until terminated. Either the Company or Maruishi may terminate the Maruishi Agreement for the other party’s breach of the agreement or bankruptcy. Maruishi may terminate the agreement at any time at will. The Company may terminate the agreement as a whole if Maruishi challenges the licensed patent rights, and it may terminate the agreement with respect to any indication if Maruishi discontinues its development activities.

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
In September 2022, Maruishi submitted a New Drug Application in Japan for approval of difelikefalin injection for the treatment of pruritus in hemodialysis patients. In September 2023, Maruishi received manufacturing and marketing approval from Japan’s Ministry of Health, Labour and Welfare for KORSUVA IV Injection Syringe for the treatment of pruritus in hemodialysis patients. In conjunction with the approval, the Company earned a $1,449 milestone payment per the terms of the licensing agreement (see Note 14, Revenue Recognition). In November 2023, the Company entered into an API supply agreement with Maruishi for difelikefalin.
Chong Kun Dang Pharmaceutical Corporation (CKDP)
In April 2012, the Company entered into a license agreement with CKDP, or the CKDP Agreement, in South Korea, under which the Company granted CKDP an exclusive license to develop, manufacture and commercialize drug products containing difelikefalin in South Korea. The Company and CKDP are each required to use commercially reasonable efforts, at their respective expense, to develop, obtain regulatory approval for and commercialize difelikefalin in the United States and South Korea, respectively.
Under the terms of the CKDP Agreement, the Company is eligible to receive milestone payments upon the achievement of defined clinical and regulatory events as well as tiered royalties, with percentages ranging from the high single digits to the high teens, based on net sales of products containing difelikefalin in South Korea, if any, and share in any sub-license fees.
The CKDP Agreement continues until CKDP no longer has any obligation to pay the Company royalties on any product. Either the Company or CKDP may terminate the CKDP Agreement for the other party’s breach of the CKDP Agreement or bankruptcy. CKDP may terminate the CKDP Agreement if any of the licensed patent rights is invalid, unenforceable, is narrowed in scope or is deemed unpatentable, except as a result of a challenge by CKDP, or a third party commercializes a product containing a compound identical to difelikefalin without infringing any of the licensed patent rights in South Korea. The Company may terminate the CKDP Agreement if CKDP challenges the licensed patent rights or if a third party in South Korea owns an issued patent that claims difelikefalin and CKDP’s sale of products would infringe that patent.
14. Revenue Recognition
The Company has primarily recognized revenue under its license and collaboration agreements from (1) its share of the profit generated by KORSUVA injection sales in the United States; (2) upfront license fees and milestone payments, including development and regulatory milestones; (3) commercial supply revenue from CSL Vifor; (4) royalty revenue from net sales of Kapruvia; and (5) clinical compound sales from certain license agreements. As of December 31, 2023, the Company has not earned any sales-based milestones under its collaboration agreements.
As of December 31, 2023, the Company had license and collaboration agreements with CSL Vifor, Maruishi and CKDP. The following table provides amounts included in the Company’s Consolidated Statements of Comprehensive Loss as revenue for the years ended December 31, 2023, 2022 and 2021:

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
	Year Ended December 31,
	2023	2022	2021
Collaborative revenue
CSL Vifor (KORSUVA injection profit sharing)	$12,397	$16,572	$—
Maruishi	539	—	706
Total collaborative revenue	$12,936	$16,572	$706
Commercial supply revenue
CSL Vifor* (KORSUVA injection)	$5,843	$10,223	$701
Total commercial supply revenue	$5,843	$10,223	$701
License and milestone fees
CSL Vifor*	$—	$15,000	$20,031
Maruishi	910	—	1,192
Total license and milestone fees	$910	$15,000	$21,223
Royalty revenue
CSL Vifor (Kapruvia ex U.S.)	$415	$72	$—
Total royalty revenue	$415	$72	$—
Clinical compound revenue
CSL Vifor* (difelikefalin injection)	$—	$—	$361
Maruishi	165	—	37
Total clinical compound revenue	$165	$—	$398
Other revenue (non-cash)
CSL Vifor (Kapruvia ex U.S.)	$284	$—	$—
Maruishi	415	—	—
Total other revenue	$699	$—	$—

*
Includes amounts earned from Vifor Fresenius Medical Care Renal Pharma Ltd. and Vifor International prior to Vifor International’s assignment of its rights and obligations to Vifor Fresenius Medical Care Renal Pharma Ltd. in May 2022.

Collaborative revenue
Beginning in April 2022, the Company began recording its share of the profit generated by KORSUVA injection sales by CSL Vifor to third parties in the United States. Under the license agreements with CSL Vifor, KORSUVA injection net sales are calculated by CSL Vifor which are net of discounts, rebates, and allowances. These amounts include the use of estimates and judgments, which could be adjusted based on actual results in the future. The Company records its share of the net profits from the sales of KORSUVA injection in the United States on a net basis (since the Company is not the primary obligor and does not retain inventory risk) and presents the revenue earned each period as collaborative revenue. During the years ended December 31, 2023 and 2022, the Company recorded $12,397 and $16,572, respectively, as collaborative revenue for its profit-share from the sales of KORSUVA injection in the United States. There was no profit share revenue recorded during the year ended December 31, 2021.
The Company’s distinct performance obligations under the Maruishi Agreement included transfer of the license to the Company’s IP, which allowed Maruishi to develop and commercialize difelikefalin, for acute pain and uremic pruritus indications in Japan, which occurred at inception of the contract in 2013

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
(considered license and milestone fees revenue), and performance of R&D services, which occurred from 2013 to 2015 (considered collaborative revenue), as those services were rendered. The Company agreed to conduct limited work on an oral tablet formulation of difelikefalin and to conduct Phase 1 and proof-of-concept Phase 2 clinical trials of an intravenous formulation of difelikefalin to be used to treat patients with uremic pruritus. The Company agreed to transfer the data and information from such development to Maruishi for its efforts to obtain regulatory approval in Japan. These activities are referred to as R&D services and were included as collaborative revenue.
In addition, the Company’s promise in the Maruishi Agreement to transfer the license is separately identifiable from the promise to provide defined R&D services (i.e., distinct within the context of the contract) because the Company was not using the goods or services as inputs to produce or deliver the combined output or outputs specified by the customer. The combined output specified by Maruishi is its right to conduct development activities related to difelikefalin in Japan, which could result in regulatory approval in Japan. That right is derived from the Company’s grant of the license. Maruishi is conducting clinical trials on its own and does not require the R&D services provided by the Company. Furthermore, the R&D services do not significantly modify or customize the license and vice versa. Finally, the license and R&D services were not highly interdependent or highly interrelated because the Company was able to fulfill its promise to transfer the initial license independently from its promise to subsequently provide the R&D services, which Maruishi can obtain on its own. There were no remaining performance obligations under the Maruishi Agreement as of December 31, 2023.
During the year ended December 31, 2023, the criteria for revenue recognition for a regulatory milestone event set forth in the Maruishi Agreement was achieved, and the Company earned $1,449, of which $539 was recorded as collaborative revenue based on the relative standalone selling prices described at contract inception. This regulatory milestone payment was considered variable consideration due to the uncertainty of occurrence of this event as specified at inception of the agreement. Therefore, this potential regulatory milestone payment was not included in the transaction price at the inception of the agreement. There was no collaborative revenue recognized under the Maruishi Agreement during the year ended December 31, 2022. During the year ended December 31, 2021, the criteria for revenue recognition for a milestone event set forth in the Maruishi Agreement was achieved, and the Company recorded $706 as collaborative revenue based on the relative standalone selling prices described above at contract inception (see Note 2, Summary of Significant Accounting Policies — Revenue Recognition).
Commercial supply revenue
Under the Vifor International Supply Agreement, the Company’s only performance obligation is the delivery of KORSUVA injection to CSL Vifor in accordance with the receipt of purchase orders. Revenue from the sale of commercial supply product to CSL Vifor is recognized as delivery of the Licensed Product occurs. The Company had commercial supply revenue of $5,843 with associated COGS of $6,174 since these inventory costs were capitalized as inventory subsequent to regulatory approval. The Company had commercial supply revenue of $10,223 for the year ended December 31, 2022, of which $2,295 was recognized in January 2022 with no associated COGS since these inventory costs were incurred prior to regulatory approval on August 23, 2021, and $7,928 was recognized throughout the remainder of 2022 with associated COGS of $7,266 since these inventory costs were capitalized as inventory subsequent to regulatory approval.
The Company had $701 of commercial supply revenue for the year ended December 31, 2021 with no associated COGS since these inventory costs were incurred prior to regulatory approval on August 23, 2021.
License and milestone fees revenue
Under Vifor Agreement No. 2, the Company identified two performance obligations at contract inception in 2018: (1) granting of the license to CSL Vifor, and (2) the R&D services. The Company

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
determined that these two performance obligations were not capable of being distinct (i.e., did not have standalone value for CSL Vifor) because CSL Vifor could not benefit (derive potential cash flows) from either one on its own or together with other resources that are readily available to it since CSL Vifor was relying on the Company’s expertise in investigating chronic kidney disease-associated pruritus, or CKD-aP, and its know-how obtained from multiple years of pre-clinical and clinical development, and years of interactions with the FDA which other companies or CROs would not have. The license to CSL Vifor did not provide benefit to CSL Vifor until and unless the Company conducted the pivotal clinical trials and other supportive trials in CKD-aP to gather sufficient clinical data for CSL Vifor to obtain marketing approval in the Territory. Furthermore, CSL Vifor did not have the right to perform development activities on its own unless specifically allocated by the JDC or JSC.
The two identified performance obligations were also not distinct within the context of the contract, (i.e., were not separately identifiable from each other) because of the nature of the promise within the context of the contract. The nature of the promise was to transfer a combined deliverable to CSL Vifor based on the agreement (to support the ability of CSL Vifor to commercialize the Licensed Product) and the Company determined that the license granted to CSL Vifor and the R&D services are inputs rather than a transfer of each of these goods and services individually. In addition, the two identified performance obligations were highly interrelated and interdependent because satisfaction of both performance obligations was required for CSL Vifor to derive benefit from Vifor Agreement No. 2 for commercialization of the Licensed Product in the Territory. Therefore, the two performance obligations were not distinct from each other and were accounted for as a single performance obligation.
After U.S. regulatory approval of KORSUVA injection in August 2021, the Company achieved a $15,000 regulatory milestone payment and was recorded as license and milestone fees revenue for the year ended December 31, 2021, since this regulatory milestone payment was considered variable consideration at contract inception, was not included in the transaction price at the inception of the agreement and was allocated to the one performance obligation identified at contract inception (see Note 2, Summary of Significant Accounting Policies — Revenue Recognition).
In addition, after U.S. regulatory approval of KORSUVA injection in August 2021, the Company received an additional $50,000 in October 2021 for the purchase of an aggregate of 273,533 shares of the Company’s common stock at a price of $182.76 per share, which represented a 20% premium to the 30-day trailing average price of the Company’s common stock as of the date of the achievement of the milestone. The excess of the stock purchase price over the cost of the purchased shares at the closing price of the Company’s common stock on the date of the achievement of the milestone of $5,031 was allocated to the one performance obligation identified at contract inception and included as license and milestone fees revenue for the year ended December 31, 2021 (see Note 2, Summary of Significant Accounting Policies — Revenue Recognition).
As a result of the European Commission’s regulatory approval of Kapruvia in April 2022, the Company received a $15,000 regulatory milestone payment from CSL Vifor under Vifor Agreement No. 2, which was recorded as license and milestone fees revenue for the year ended December 31, 2022, since this regulatory milestone payment was considered variable consideration at contract inception, was not included in the transaction price at the inception of the agreement and was allocated to the one combined performance obligation identified at contract inception (see Note 2, Summary of Significant Accounting Policies — Revenue Recognition).
During the year ended December 31, 2023, the criteria for revenue recognition for a regulatory milestone event set forth in the Maruishi Agreement was achieved and the Company earned $1,449, of which $910 was recorded as license and milestone fees revenue based on the relative standalone selling prices described at contract inception. This regulatory milestone payment was considered variable consideration due to the uncertainty of occurrence of this event as specified at inception of the agreement. Therefore, this potential regulatory milestone payment was not included in the transaction price at the inception of the

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
agreement. There were no license and milestone fees revenue recognized under the Maruishi Agreement during the year ended December 31, 2022. During the year ended December 31, 2021, the criteria for revenue recognition for a milestone event set forth in the Maruishi Agreement was achieved, and the Company recorded $1,192 as license and milestone fees revenue based on the relative standalone selling prices described above at contract inception (see Note 2, Summary of Significant Accounting Policies — Revenue Recognition).
Royalty revenue
Royalty revenue includes amounts related to the Company’s royalties earned from CSL Vifor on the net sales of Kapruvia in Europe, based on the amount of net sales in a licensed territory during a calendar year. Sales-based royalty payments related to a license of IP are recognized as revenue when the respective sales occur, and the net sales tier is achieved. The Company recognized royalty revenue of approximately $415 and $72 for the years ended December 31, 2023 and 2022, respectively, which were related to the Company’s royalties on the net sales of Kapruvia in Europe prior to October 1, 2023. There was no royalty revenue for the year ended December 31, 2021.
Beginning on October 1, 2023, royalty revenue will no longer be recognized until the Company has fulfilled its obligations under the HCR Agreement (see Note 10, Royalty Purchase and Sale Agreement).
Clinical compound revenue
The Company’s only performance obligation under the supply agreement with Maruishi is to deliver clinical compound to Maruishi in accordance with the receipt of purchase orders. During the years ended December 31, 2023 and 2021, the Company recognized clinical compound revenue of $165 and $37, respectively, from the sale of clinical compound to Maruishi. There were no sales of clinical compound to Maruishi during the year ended December 31, 2022.
The Company’s only performance obligation under the Vifor Supply Agreement is to deliver compound to CSL Vifor in accordance with the receipt of purchase orders. There were no sales of clinical compound under the Vifor Supply Agreement during the years ended December 31, 2023 and 2022. During the year ended December 31, 2021, the Company recognized clinical compound revenue of $361 from the sale of clinical compound to CSL Vifor.
Other revenue
The Company recorded other non-cash revenue of $699 which represents the royalty and milestone payments earned by the Company under Vifor Agreement No. 2 and the Maruishi Agreement during the fourth quarter of 2023 in conjunction with ex-U.S. sales of KORSUVA/Kapruvia, which will be remitted to HCR under the terms of the HCR Agreement. This non-cash revenue will continue to be recorded until the Company has fulfilled its obligations under the HCR Agreement (see Note 10, Royalty Purchase and Sale Agreement).
Contract balances
As of December 31, 2023 and 2022, the Company recorded accounts receivable, net — related party of $2,765 and $3,260 which primarily related to its profit-sharing revenue from sales of KORSUVA injection in the United States by CSL Vifor, its commercial supply of KORSUVA injection to CSL Vifor, and royalty payments from CSL Vifor. The Company also recorded other receivables of $415 which related to royalty payments from Maruishi. There were no other contract assets or contract liabilities related to the CSL Vifor, Maruishi and CKDP agreements as of December 31, 2023 and December 31, 2022.
The Company routinely assesses the creditworthiness of its license and collaboration partners. The Company has not experienced any losses related to receivables from its license and collaboration partners as of December 31, 2023 and December 31, 2022.

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
15. Stock-Based Compensation
2019 Inducement Plan
In October 2019, the Company’s Board of Directors adopted the 2019 Inducement Plan, or the 2019 Plan, which is a non-stockholder approved stock plan adopted pursuant to the “inducement exception” provided under Nasdaq Listing Rule 5635(c)(4), or Rule 5635, for the purpose of awarding (i) non-statutory stock options, (ii) restricted stock awards, (iii) restricted stock unit awards, (iv) other stock awards (collectively, the Inducement Awards) to new employees of the Company, as inducement material to such new employees entering into employment with the Company. In November 2019, the Company filed a Registration Statement on Form S-8 with the SEC covering the offering of up to 25,000 shares of its common stock, par value $0.001, pursuant to the Company’s 2019 Plan. No stock options were granted under the 2019 Plan during the years ended December 31, 2023, 2022 and 2021. Initial grants of Inducement Awards made to employees vest as to 25% on the first anniversary of the date of grant and the balance ratably over the next 36 months and subsequent grants vest monthly over a period of four years from the grant date. As of December 31, 2023, 25,000 shares remained available for grant pursuant to the Plan.
2014 Equity Incentive Plan
The Company’s 2014 Equity Incentive Plan, or the 2014 Plan, is administered by the Company’s Board of Directors or a duly authorized committee thereof, referred to as the Plan administrator. The 2014 Plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other forms of equity compensation, collectively referred to as Stock Awards. Additionally, the 2014 Plan provides for the grant of performance cash awards. Incentive stock options may be granted only to employees. All other awards may be granted to employees, including officers, non-employee directors, and consultants. No incentive stock options may be granted under the 2014 Plan after the tenth anniversary of the effective date of the 2014 Plan. Stock Awards granted under the 2014 Plan vest at the rate specified by the Plan administrator. Initial grants of Stock Awards made to employees and non-employee consultants generally vest as to 25% on the first anniversary of the date of grant and the balance ratably over the next 36 months and subsequent grants vest monthly over a period of four years from the grant date. Stock options initially granted to members of the Company’s Board of Directors vest over a period of three years in equal quarterly installments from the date of the grant, subject to the option holder’s continued service as a Director through such date. Subsequent grants to Directors that are made automatically at Annual Meetings of Stockholders vest fully on the earlier of the first anniversary of the date of grant and the next Annual Meeting of Stockholders. The Plan administrator determines the term of Stock Awards granted under the 2014 Plan up to a maximum of ten years.
The aggregate number of shares of the Company’s common stock reserved for issuance under the 2014 Plan has automatically increased on January 1 of each year, beginning on January 1, 2015 and will continue to increase on January 1 of each year through and including January 1, 2024, by 3% of the total number of shares of the Company’s capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by the Company’s Board of Directors. On January 1, 2024, the aggregate number of shares of common stock that may be issued pursuant to Stock Awards under the 2014 Plan automatically increased from 1,016,919 to 1,153,120. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2014 Plan is 2,500,000 shares.
Restricted Stock Units
Pursuant to the Company’s non-employee director compensation policy, an aggregate of 16,181 restricted stock units were granted to non-employee directors on June 1, 2023, the date of the Company’s 2023 Annual Meeting of Stockholders, under the 2014 Plan with a grant date fair value of $37.08 per share. The restricted stock units will vest on the earlier of (i) June 1, 2024 and (ii) immediately prior to the

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
Company’s next Annual Meeting of Stockholders following the grant date, subject to the recipient’s continued service through such date. As a result, the Company recognizes compensation expense associated with these restricted stock units ratably over the one-year vesting period following the grant date. For the year ended December 31, 2023, stock compensation expense associated with these awards of $292 was recognized in general and administrative expense, or G&A expense. In November 2023, 2,697 of these restricted stock units were forfeited as a result of the retirement of a member of the Company’s Board of Directors. As of December 31, 2023, 13,484 restricted stock units were outstanding and available to vest and settle in shares of the Company’s common stock.
On March 1, 2023, the Compensation Committee of the Company’s Board of Directors, or the Compensation Committee, approved and granted a total of 33,917 restricted stock units to certain employees under the 2014 Plan with a grant date fair value of $120.72 per share. Vesting of the restricted stock units is contingent on the achievement of certain performance targets, subject to the recipient’s continuous service through each performance target. Recognition of compensation expense associated with these awards begins when, and to the extent, the performance criteria are probable of achievement and the employee has met the service conditions. For the year ended December 31, 2023, no stock compensation expense relating to these restricted stock units was recognized. In December 2023, 14,013 of these restricted stock units were forfeited as the performance targets associated with them were not achieved. As of December 31, 2023, 19,904 restricted stock units were outstanding and available to vest and settle in shares of the Company’s common stock.
On October 12, 2022, the Compensation Committee of the Company’s Board of Directors, or the Compensation Committee, approved and granted a total of 606 time-based restricted stock units under the 2014 Plan, with a grant date fair value of $113.04 per share, to an executive officer of the Company. The restricted stock unit grant fully vests on August 31, 2023, subject to the recipient’s continued service through such date. For the years ended December 31, 2023 and 2022, the Company recognized $51 and $17, respectively, of stock compensation expense associated with these awards, all of which was recorded within G&A expense. As of December 31, 2023, none of these restricted stock units were outstanding as these restricted stock units vested fully in August 2023.
On June 15, 2022, the Compensation Committee approved and granted a total of 625 time-based restricted stock units to the Company’s interim principal financial officer and principal accounting officer, as a result of his assuming the responsibilities of the Company’s former Chief Financial Officer, or CFO, on an interim basis, under the 2014 Plan with a grant date fair value of $95.28 per share. The Company accelerated the recognition of compensation expense and the restricted stock units vested fully on September 12, 2022, when the appointment of the Company’s new CFO occurred. For the year ended December 31, 2022, the Company recognized $60 of stock compensation expense associated with these awards, all of which was recorded within G&A expense. As of December 31, 2023, none of these restricted stock units were outstanding as these restricted stock units vested fully in September 2022.
Pursuant to the Company’s non-employee director compensation policy, an aggregate of 4,948 restricted stock units were granted to non-employee directors on June 2, 2022, the date of the Company’s 2022 Annual Meeting of Stockholders, under the 2014 Plan with a grant date fair value of $101.04 per share. These restricted stock unit grants fully vested on June 2, 2023. As a result, the Company recognizes compensation expense associated with these restricted stock units ratably over the one-year vesting period following the grant date. For the years ended December 31, 2023 and 2022, stock compensation expense of $209 and $290, respectively, was recognized in G&A expense. As of December 31, 2023, none of these restricted stock units were outstanding as these restricted stock units vested fully on June 2, 2023. Also in June 2022, the Company granted 990 fully vested restricted stock units, which were immediately settled in shares of common stock, to the Company’s chairman in consideration of his effort in connection with the Company’s CEO transition in 2021. For the year ended December 31, 2022, stock compensation expense of $100 was recognized in G&A expense associated with this award.

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
On February 25, 2022, the Compensation Committee also approved and granted a total of 20,250 restricted stock units to certain employees under the 2014 Plan with a grant date fair value of $125.52 per share. Vesting of the restricted stock units was contingent on the achievement of certain performance targets related to commercial milestones, subject to the recipient’s continuous service through each performance target. Recognition of compensation expense associated with these awards began when, and to the extent, the performance criteria are probable of achievement and the employee has met the service conditions. For the year ended December 31, 2022, no stock compensation expense relating to these restricted stock units was recognized. In June 2022, 2,417 of these restricted stock units were forfeited as a result of the resignation of the Company’s former CFO. In December 2022, 17,833 of these restricted stock units were forfeited as the performance targets associated with them were not achieved. As of December 31, 2023, none of these restricted stock units were outstanding as they were forfeited in 2022.
Additionally on February 25, 2022, the Compensation Committee also approved and granted a total of 12,098 time-based restricted stock units to certain employees under the 2014 Plan with a grant date fair value of $125.52 per share. The restricted stock units vest in three equal installments annually from the date of the grant. As a result, the Company recognizes compensation expense associated with these restricted stock units ratably over the three-year vesting period following the grant date. In April 2023, 299 of these restricted stock units were forfeited. In February 2023, 3,577 of these restricted stock units vested and were settled in shares of the Company’s common stock in satisfaction of the first year of vesting. In June 2022, 1,667 of these restricted stock units were forfeited as a result of the resignation of the Company’s former CFO. For the years ended December 31, 2023 and 2022, the Company recognized $406 and $390, respectively, of stock compensation expense associated with these awards, with $135 recorded in R&D expense and $271 recorded in G&A expense for the 2023 period, and $161 recorded in R&D expense and $229 in G&A expense for the 2022 period. As of December 31, 2023, 6,555 restricted stock units were outstanding and available to vest and settle in shares of the Company’s common stock.
On December 17, 2021, the Compensation Committee approved and granted a total of 5,298 time-based restricted stock units to certain executive officers under the 2014 Plan with a grant date fair value of $149.40 per share. The restricted stock units vested in two equal installments on December 15, 2022 and June 15, 2023. As a result, the Company recognized compensation expense associated with these restricted stock units ratably over the 18-month vesting period following the grant date. On June 15, 2023, 2,183 of these restricted stock units fully vested and were settled in shares of the Company’s common stock. In December 2022, an aggregate of 2,184 of these restricted stock units vested and were settled in shares of the Company’s common stock. In June 2022, 931 of these restricted stock units were forfeited as a result of the resignation of the Company’s former CFO. For the years ended December 31, 2023, 2022 and 2021, the Company recognized $199, $433 and $20, respectively, of stock compensation expense, with $96 recorded in R&D expense and $103 recorded in G&A expense for the 2023 period, $210 recorded in R&D expense and $223 recorded in G&A expense for the 2022 period, and $8 recorded in R&D expense and $12 in G&A expense for the 2021 period. As of December 31, 2023, none of these restricted stock units were outstanding as these restricted stock units fully vested in June 2023.
On October 29, 2021, the Compensation Committee also approved and granted 12,329 time-based restricted stock units in connection with the appointment of the Company’s new Chief Executive Officer, or CEO, under the 2014 Plan with a grant date fair value of $201.96 per share. The first tranche of 11,833 restricted stock units vested 25% on the first anniversary of the date of grant and the balance vests quarterly over the next 36 months. The Company recognizes compensation expense associated with these two restricted stock unit tranches ratably over their respective vesting periods following the grant date. During the year ended December 31, 2023, 2,958 of these restricted stock units vested and were settled in shares of the Company’s common stock in satisfaction of the quarterly periods of vesting. In addition, 2,958 of these restricted stock units vested and were settled in shares of the Company’s common stock in October 2022. The second tranche of 495 restricted stock units fully vested on March 31, 2022. For the years ended December 31, 2023, 2022 and 2021, stock compensation expense of $598, $657 and $144 respectively, was

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
recognized in G&A expense. As of December 31, 2023, 5,917 restricted stock units were outstanding and available to vest and settle in shares of the Company’s common stock.
Pursuant to the Company’s non-employee director compensation policy, an aggregate of 3,600 restricted stock units were granted to non-employee directors on June 3, 2021, the date of the Company’s 2021 Annual Meeting of Stockholders, under the 2014 Plan with a grant date fair value of $156.72 per share. The restricted stock units vested on June 3, 2022. As a result, the Company recognized compensation expense associated with these restricted stock units ratably over the one-year vesting period following the grant date. For the years ended December 31, 2022 and 2021, stock compensation expense of $238 and $326 respectively, was recognized in G&A expense. As of December 31, 2023, none of these restricted stock units were outstanding as these were fully vested in June 2022.
On March 30, 2021, the Compensation Committee approved and granted a total of 14,667 restricted stock units to certain employees under the 2014 Plan with a grant date fair value of $247.08 per share. Vesting of the restricted stock units was contingent on the achievement of certain performance targets related to clinical and regulatory milestones, subject to the recipient’s continuous service through each performance target. Recognition of compensation expense associated with these awards begins when, and to the extent, the performance criteria was probable of achievement and the employee had met the service conditions. In March 2022, 7,833 restricted stock units were forfeited as a result of not achieving certain defined performance targets of the awards. In February 2022 and August 2021, performance targets relating to 3,167 and 3,667 restricted stock units, respectively, had been achieved and thus restricted stock units vested and the awards were settled in shares of common stock. For the year ended December 31, 2022, the Company recognized $729 of stock compensation expense associated with these awards in G&A expense. G&A amounts recorded for the year ended December 31, 2022 included $303 of stock compensation expense relating to the modification of certain of these restricted stock units on November 1, 2021 (see Stock Award Modifications below). For the year ended December 31, 2021, the Company recognized $906 of stock compensation expense, with $329 recorded in R&D expense and $577 recorded in G&A expense. As of December 31, 2023, none of these restricted stock units were outstanding as these restricted stock units were either fully vested or forfeited in prior periods.
Additionally on March 30, 2021, the Compensation Committee also approved and granted a total of 8,333 time-based restricted stock units to certain executive officers under the 2014 Plan with a grant date fair value of $247.08 per share. The restricted stock units vest in three equal installments annually from the date of the grant. As a result, the Company recognizes compensation expense associated with these restricted stock units ratably over the three-year vesting period following the grant date. In March 2023, 1,333 of these restricted stock units vested and were settled in shares of the Company’s common stock in satisfaction of the second year of vesting. In June 2022, 1,444 of these restricted stock units vested and were settled in shares of the Company’s common stock in accordance with the acceleration of vesting provisions relating to the modification of certain of these restricted stock units on November 1, 2021. Also in June 2022, 1,444 restricted stock units were forfeited as a result of the completion of the consulting agreement in relation to the modification of certain of these restricted stock units on November 1, 2021 (see Stock Award Modifications below). In March 2022, 2,778 of these restricted stock units vested and were settled in shares of the Company’s common stock in satisfaction of the first year of vesting. For the years ended December 31, 2023, 2022 and 2021, the Company recognized $329, $646 and $592, respectively, of stock compensation expense associated with these awards, with $219 recorded in R&D expense and $110 in G&A expense for the 2023 period, $219 recorded in R&D expense and $427 in G&A expense for the 2022 period, and $166 recorded in R&D expense and $426 in G&A expense for the 2021 period. G&A amounts recorded for the years ended December 31, 2022 and 2021 included $317 and $75, respectively, of stock compensation expense relating to the modification of certain of these restricted stock units on November 1, 2021 (see Stock Award Modifications below). As of December 31, 2023, 1,333 restricted stock units were outstanding and available to vest and settle in shares of the Company’s common stock.

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
Pursuant to the Company’s non-employee director compensation policy, an aggregate of 3,000 restricted stock units were granted to non-employee directors on June 4, 2020, the date of the Company’s 2020 Annual Meeting of Stockholders, under the 2014 Plan with a grant date fair value of $187.44 per share. The restricted stock units fully vested on June 3, 2021. As a result, the Company recognized compensation expense associated with these restricted stock units ratably over the one-year vesting period following the grant date. For the year ended December 31, 2021, $239 of stock compensation expense relating to these restricted stock units was recognized in G&A expense. As of December 31, 2023, none of these restricted stock units were outstanding as these restricted stock units were fully vested in June 2021.
In February 2020, the Compensation Committee approved and granted a total of 11,500 restricted stock units to certain employees under the 2014 Plan with a grant date fair value of $196.32 per share. Vesting of the restricted stock units was contingent on the achievement of certain performance targets related to clinical and regulatory milestones, subject to the recipient’s continuous service through each performance target. Recognition of compensation expense associated with these awards begins when, and to the extent, the performance criteria is probable of achievement and the employee has met the service conditions. During the year ended December 31, 2022, 2,042 of these restricted stock units were forfeited as a result of not achieving certain defined performance targets of the awards. In February and March 2021, performance targets relating to 3,063 and 3,333 restricted stock units, respectively, had been achieved and thus restricted stock units vested and the awards were settled in shares of common stock. For the year ended December 31, 2021, the Company recognized $1,256 of stock compensation expense relating to the vesting of these restricted stock units, with $524 recorded in R&D expense and $732 in G&A expense. As of December 31, 2023, none of these restricted stock units were outstanding as these restricted stock units were either fully vested or forfeited in prior periods.
Additionally in February 2020, the Compensation Committee also approved and granted a total of 8,167 time-based restricted stock units to certain employees under the 2014 Plan with a grant date fair value of $196.32 per share. The restricted stock units vested in three equal installments annually from the date of the grant. As a result, the Company recognized compensation expense associated with these restricted stock units ratably over the three-year vesting period following the grant date. In February 2023, 1,333 of these restricted stock units vested and were settled in shares of the Company’s common stock in satisfaction of the third year of vesting. In June 2022, 1,389 of these restricted stock units vested and were settled in shares of the Company’s common stock in accordance with the acceleration of vesting provisions relating to the modification of certain of these restricted stock units on November 1, 2021 (see Stock Award Modifications below). In February 2022, 2,722 of these restricted stock units vested and were settled in shares of the Company’s common stock in satisfaction of the second year of vesting. In February 2021, 2,772 of these restricted stock units vested and were settled in shares of the Company’s common stock in satisfaction of the first year of vesting. For the years ended December 31, 2023, 2022 and 2021, the Company recognized $39, $526 and $607 of stock compensation expense associated with these awards, with $26 recorded in R&D expense and $13 in G&A expense for the 2023 period, $175 recorded in R&D expense and $351 in G&A expense for the 2022 period, and $174 recorded in R&D expense and $433 recorded in G&A expense for the 2021 period. G&A amounts recorded for the years ended December 31, 2022 and 2021 included $264 and $73, respectively, of stock compensation expense relating to the modification of certain of these restricted stock units on November 1, 2021 (see Stock Award Modifications below). As of December 31, 2023, none of these restricted stock units were outstanding as these restricted stock units were fully vested in February 2023.
A summary of restricted stock unit activity related to employees and non-employee members of the Company’s Board of Directors as of and for the year ended December 31, 2023 is as follows:

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
	Number of Units	Weighted Average Grant Date Fair Value
Outstanding, December 31, 2022	31,043	$158.40
Awarded	50,098	93.72
Vested and released	(16,939)	149.52
Forfeited	(17,008)	107.52
Outstanding, December 31, 2023	47,194	$111.24
Restricted stock units exercisable (vested and deferred), December 31, 2023	—
Stock Options
A summary of the Company’s stock option activity related to employees, non-employee members of the Board of Directors and non-employee consultants for the 2019 Plan and the 2014 Plan as of and for the year ended December 31, 2023 is as follows:
	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding, December 31, 2022	640,787	$172.20
Granted	167,056	97.80
Exercised	(7,768)	72.00
Forfeited	(23,836)	111.00
Expired	(118,101)	176.88
Outstanding, December 31, 2023	658,138	$155.88	$—
Weighted average remaining contractual life as of December 31, 2023 (in years)	6.71
Options exercisable, December 31, 2023	403,337	$176.28	$—
Weighted average remaining contractual life as of December 31, 2023 (in years)	5.46
Options vested and expected to vest as of December 31, 2023	658,138	$155.88	$—
Weighted average remaining contractual life as of December 31, 2023 (in years)	6.71
The total fair value of options vested during the years ended December 31, 2023, 2022 and 2021 was $12,810, $14,156, and $12,844, respectively. The intrinsic value of options exercised during the years ended December 31, 2023, 2022 and 2021 was $476, $118, and $965, respectively.
During the years ended December 31, 2023, 2022 and 2021, the Company granted 167,056, 158,327 and 118,553 stock options, respectively, to employees and non-employee members of the Board of Directors. There were no options granted to nonemployee consultants during the years ended December 31, 2023, 2022 and 2021. The fair values of the stock options granted to those groups were estimated using the Black-Scholes option valuation model with the following ranges of assumptions (see Note 2, Summary of Significant Accounting Policies — Stock-Based Compensation):

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
	Year Ended December 31,
	2023	2022	2021
Risk-free interest rate	3.38% – 4.65%	1.70% – 4.21%	0.66% – 1.41%
Expected volatility	76.3% – 81.3%	77.7% – 81.9%	71.6% – 83.5%
Expected dividend yield	0%	0%	0%
Expected life of employee and Board options (in years)	6.25	6.25	6.25
The weighted average grant date fair value of options granted to employees and non-employee members of the Board of Directors for their Board service during the years ended December 31, 2023, 2022 and 2021 was $5.75, $7.25, and $12.00, respectively.
During the years ended December 31, 2023, 2022 and 2021, the Company recognized compensation expense relating to stock options as follows:
	Year Ended December 31,
	2023	2022	2021
Research and development	$5,973	$7,222	$7,126
General and administrative	5,634	6,426	9,569
Total stock option expense	$11,607	$13,648	$16,695
The following were excluded from the table above as they are not related to stock options: compensation expense for i) the vesting of certain employees’ restricted stock units for $476, $765 and $1,201 in R&D expense for the years ended December 31, 2023, 2022 and 2021, respectively, and $1,146, $2,693 and $2,324 in G&A expense for the years ended December 31, 2023, 2022 and 2021, respectively; and ii) compensation expense relating to the Board of Directors’ restricted stock units for $501, $628 and $565 in G&A expense for the years ended December 31, 2023, 2022 and 2021, respectively.
As of December 31, 2023, the total compensation expense relating to unvested options granted to employees and non-employee members of the Board of Directors that had not yet been recognized was $20,263, which is expected to be realized over a weighted average period of 2.33 years. The Company will issue shares upon exercise of options from common stock reserved.
The Company does not expect to realize any tax benefits from its stock option activity or the recognition of stock-based compensation expense because the Company currently has net operating losses and has a full valuation allowance against its deferred tax assets. Accordingly, no amounts related to excess tax benefits have been reported in cash flows from operations for the years ended December 31, 2023, 2022 and 2021.
Stock Award Modifications
In November 2021, the Company and the former President and CEO mutually agreed to a transition from CEO to a consulting role through June 30, 2022, if not terminated earlier per the terms of the consulting agreement. As a result, the Company modified the terms of its former CEO’s outstanding Stock Awards to (1) automatically vest any unvested stock options or time-based restricted stock units that would have vested in the twelve month period following the end of the consulting period if continuous service is achieved with the Company during such twelve-month period; (2) extend the period during which the vested stock options may be exercised through the earlier of (i) eighteen months following the separation date (November 8, 2021); or (ii) the original expiration date applicable to each of the stock options, unless terminated earlier in accordance with the 2014 Plan, if continuous service is achieved with the Company; and (3) extend the period in which performance-based vesting milestones for restricted stock units may be achieved through March 31, 2022, if continuous service is achieved with the Company. The consulting agreement ended on June 30, 2022.

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
The Company determined that vested Stock Awards which had modifications due to the extension of the exercise period were Type 1 modifications pursuant to ASC 718 because those Stock Awards would have vested before and after the modification. Acceleration of vesting for the Stock Awards that would have vested in the twelve-month period following the consulting term was determined to be a Type 3 modification requiring stock compensation expense pursuant to ASC 718 because absent the modification terms, those Stock Awards would have been forfeited as of the last day that the former CEO provided continuous service as a consultant. In addition, Type 4 performance-based restricted stock units were not considered probable of achieving performance targets on the modification date, but the vesting targets were achieved with respect to 1,444 performance-based restricted stock units in February 2022, which resulted in additional stock compensation expense being recorded through June 30, 2022.
During the year ended December 31, 2022, total incremental stock compensation expense relating to modifications of stock options, time-based and performance-based restricted stock units of the former CEO was $2,563, which was included in G&A expense. Of this total amount, $1,679 was included in G&A expense in the stock option expense table above for the year ended December 31, 2022. During the year ended December 31, 2021, total incremental stock compensation expense relating to modifications of stock options and time-based restricted stock units of the former CEO was $5,056, which was included in G&A expense. Of that total amount, $4,908 is included in G&A expense in the stock option compensation expense table above for the year ended December 31, 2021.
16. Income Taxes
The Company’s benefit from income taxes is as follows:
December 31,
	2023	2022	2021
Current:
Federal	$—	$—	$—
State	—	—	—
	—	—	—
Deferred:
Federal	—	—	—
State	—	—	—
	—	—	—
Benefit from income taxes	$—	$—	$—
Historically, the Company’s benefit from income taxes related to state R&D tax credits exchanged for cash. The State of Connecticut provides companies with the opportunity to exchange certain R&D credit carryforwards for cash in exchange for foregoing the carryforward of the R&D credit. The program provides for such exchange of the R&D credits at a rate of 65% of the annual R&D credit, as defined. The Company opted not to exchange its R&D tax credit for the year ended December 31, 2023, and the Company was not eligible to exchange its R&D tax credit for cash during the years ended December 31, 2022 and 2021, therefore there was no benefit from income taxes for the years ended December 31, 2023, 2022 and 2021. As of December 31, 2023, the Company recorded $697 within income tax receivable which related to the 2020 R&D credit.
A reconciliation of income taxes computed using the U.S. federal statutory rate to that reflected in operations is as follows:

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
	December 31,
	2023	2022	2021
Income taxes using U.S. federal statutory rate	21.00%	21.00%	21.00%
State income taxes, net of federal benefit	5.30%	(1.00)%	7.84%
Impact of R&D tax credit on effective tax rate	3.68%	4.91%	2.87%
Stock option shortfalls and cancellations	(1.22)%	(3.33)%	(4.74)%
Permanent items and other	(0.89)%	(1.86)%	(1.29)%
Change in valuation allowance	(27.34)%	(19.88)%	(25.69)%
Provision to return	(0.53)%	0.16%	0.01%
	0.00%	0.00%	0.00%
Significant components of the Company’s deferred tax assets and liabilities are as follows:
	December 31,
	2023	2022
Valuation allowance	$(192,791)	$(160,814)
Net operating loss carryforwards	123,739	113,058
Federal and state tax credits	31,245	26,358
Stock-based compensation expense	3,855	3,434
Intangible asset amortization	33,162	17,265
Other	2,101	1,167
Deferred tax assets	194,102	161,282
Other	(1,311)	(468)
Deferred tax liabilities:	(1,311)	(468)
Net deferred tax asset:	$—	$—
A 100% valuation allowance has been recorded on the deferred tax asset as of December 31, 2023 and 2022 because management believes it is more likely than not that the asset will not be realized. The change in the valuation allowance during 2023 and 2022 was an increase of $31,977 and $17,426, respectively.
The consolidated financial statements reflect expected future tax consequences of such positions presuming the taxing authorities possess full knowledge of the position and all relevant facts. As of December 31, 2023 and 2022, the Company had no unrecognized tax benefits or related interest and penalties accrued. In the event the Company determines that accrual of interest or penalties are necessary in the future, the amount will be presented as a component of income tax expense.
At December 31, 2023, the Company had federal and state net operating loss, or NOL, carryforwards of $467,005 and $473,265, respectively. The federal and state tax loss carryforwards will begin to expire in 2026 and 2027, respectively, unless previously utilized. The federal NOLs arising in 2018 and forward have an unlimited carryforward period and losses from 2018-2020 may be carried back five years due to the Coronavirus Aid, Relief, and Economic Security Act of 2020, or the CARES Act. The Company conducted a 382 analysis in the first quarter of 2021. This analysis showed a limited change of ownership had occurred, and thus the full amount of the Company’s NOL carryforwards and R&D tax credits could be utilized annually in the future to offset taxable income or tax, respectively. The Company also had federal and state R&D tax credit carryforwards of $27,488 and $4,495, respectively. The federal credits will begin expiring in 2025 unless previously utilized. The Connecticut credit carryforwards have no expiration period. Because of the NOL and research credit carryforwards, tax years 2006 through 2023 remain open to U.S. federal and state tax examinations.

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
Further, beginning in the Company’s tax year ending December 31, 2022, as a result of the Tax Cuts and Jobs Act of 2017, current R&D expenditures incurred in the United States must be capitalized for tax purposes, and amortized over a period of five years (fifteen years in the case of R&D performed outside the United States).
In March 2020, former President Trump signed into law the CARES Act (H.R. 748), which was further expanded with the signing of the Consolidation Appropriations Act of 2021 (H.R. 133) on December 27, 2020. The CARES Act (and December expansion) includes a variety of economic and tax relief measures intended to stimulate the economy, including loans for small businesses, payroll tax credits/deferrals, and corporate income tax relief. Due to the Company’s history of tax loss carryforwards and full valuation allowance, the CARES Act did not have a significant effect on the income tax provision, as the corporate income tax relief was directed towards cash taxpayers.
17. Net Loss per Share
The denominators used in the net loss per share computations are as follows:
	Year Ended December 31,
	2023	2022	2021
Basic:
Weighted average common shares outstanding	4,512,422	4,471,130	4,226,564
Diluted:
Weighted average common shares outstanding – Basic	4,512,422	4,471,130	4,226,564
Common stock equivalents*	—	—	—
Denominator for diluted net loss per share	4,512,422	4,471,130	4,226,564

*
For the years ended December 31, 2023, 2022 and 2021, no amounts were considered common stock equivalents as their effects would have been anti-dilutive due to net losses for those periods.

Basic and diluted net loss per share is computed as follows:
	Year Ended December 31,
	2023	2022	2021
Net loss – basic and diluted	$(118,513)	$(85,474)	$(88,441)
Weighted-average common shares outstanding:
Basic and diluted	4,512,422	4,471,130	4,226,564
Net loss per share, basic and diluted:	$(26.26)	$(19.12)	$(20.93)
As of December 31, 2023, 658,138 stock options and 47,194 restricted stock units were outstanding, which could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted net loss per share because to do so would have been anti-dilutive as a result of the net loss for the period.
As of December 31, 2022, 640,787 stock options and 31,043 restricted stock units were outstanding, which could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted net loss per share because to do so would have been anti-dilutive as a result of the net loss for the period.
As of December 31, 2021, 542,690 stock options and 48,045 restricted stock units were outstanding, which could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted net loss per share because to do so would have been anti-dilutive as a result of the net loss for the period.

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
18. Employee Benefit Plan
The Company’s defined contribution retirement plan complies with Section 401(k) of the Internal Revenue Code. All employees over the age of 21 are eligible to participate in the plan on the first day of the month after completing three consecutive months of service. Employees are able to defer a portion of their pay into the plan on the first day of the month on or after the day all age and service requirements have been met. All eligible employees receive an employer contribution equal to 3% of their salary up to the annual IRS limit. During the years ended December 31, 2023, 2022 and 2021, employer contributions to the plan were $643, $505, and $460, respectively.
19. Commitments and Contingencies
License Agreement with Enteris Biopharma, Inc.
In August 2019, the Company entered into a non-exclusive license agreement, or the Enteris License Agreement, with Enteris Biopharma, Inc., or Enteris, pursuant to which Enteris granted to the Company a non-exclusive, royalty-bearing license, including the right to grant sublicenses, under certain proprietary technology and patent rights related to or covering formulations for oral delivery of peptide active pharmaceutical ingredients with functional excipients to enhance permeability and/or solubility, known as Enteris’s Peptelligence® technology, to develop, manufacture and commercialize products using such technology worldwide, excluding Japan and South Korea.
As consideration for the licensed rights under the Enteris License Agreement, the Company paid an upfront fee equal to $8,000, consisting of $4,000 in cash and $4,000 in shares of the Company’s common stock pursuant to the Purchase Agreement with Enteris.
The Company is also obligated, pursuant to the Enteris License Agreement, to pay Enteris (1) milestone payments upon the achievement of certain development, regulatory and commercial milestones and (2) low-single digit royalty percentages on net sales of licensed products, subject to reductions in specified circumstances. During the year ended December 31, 2023, no milestone payments or royalties were paid to Enteris by the Company in relation to the Enteris License Agreement. During the years ended December 31, 2022 and 2021, the Company paid $5,000 and $15,000, respectively, to Enteris for milestones earned in relation to the Enteris License Agreement and as a result, the Company recognized $5,000 and $15,000 of R&D expense related to the Enteris License Agreement during these respective years.
The Enteris License Agreement will expire on a country-by-country, licensed product-by-licensed product basis upon the later of (1) the expiration (or invalidation) of all valid claims in licensed patent rights that cover such product in such country, (2) the end of the calendar quarter in which generic competition (as defined in the Enteris License Agreement) occurs for such product in such country and (3) ten years from the first commercial sale of such product.
Either party may terminate the Enteris License Agreement upon written notice if the other party has failed to remedy a material breach within 60 days (or 30 days in the case of a material breach of a payment obligation). Enteris may terminate the Enteris License Agreement upon 30 days’ written notice to the Company if the Company or any of its affiliates formally challenge the validity of any licensed patent rights or assists a third party in doing so. The Company may terminate the Enteris License Agreement for any reason or no reason (a) prior to receipt of first regulatory approval for a licensed product in the United States for any indication upon 30 days’ prior written notice to Enteris or (b) on or after receipt of first regulatory approval for a licensed product in the United States for any indication upon 60 days’ prior written notice to Enteris.
Manufacturing Agreements
In July 2021, the Company entered into an API Commercial Supply Agreement with Polypeptide Laboratories S.A., or PPL, that defines each party’s responsibilities with respect to PPL’s manufacture and

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
supply of the API difelikefalin, for the difelikefalin injection product candidate. Under the API Commercial Supply Agreement, PPL shall manufacture API at its facility for sale and supply to the Company, in the amounts as set forth in purchase orders to be provided by the Company. The Company will be required to purchase its requirements of API for each year of the term of the agreement, based on internal forecasts.
The API Commercial Supply Agreement will continue until the fifth anniversary of the approval by the FDA of the new drug application for KORSUVA injection, unless the API Commercial Supply Agreement is earlier terminated, and will automatically be extended for successive five-year periods unless either party gives notice to the other party of its intention to terminate.
In July 2019, the Company entered into a Master Manufacturing Services Agreement, or MSA, with Patheon UK Limited, or Patheon. The MSA governs the general terms under which Patheon, or one of its affiliates, will provide non-exclusive manufacturing services to the Company for the drug products specified by the Company from time to time. Pursuant to the MSA, the Company has agreed to order from Patheon at least a certain percentage of its commercial requirements for a product under a related Product Agreement. Each Product Agreement that the Company may enter into from time to time will be governed by the terms of the MSA, unless expressly modified in such Product Agreement.
The MSA has an initial term ending December 31, 2024, and will automatically renew after the initial term for successive terms of two years each if there is a Product Agreement in effect, unless either party gives notice of its intention to terminate the MSA at least 18 months prior to the end of the then current term.
Either party may terminate the MSA or a Product Agreement upon written notice if the other party (1) has failed to remedy a material breach within a specified time or (2) is declared insolvent or bankrupt, voluntarily files a petition of bankruptcy or assigns such agreement for the benefit of creditors. The Company may terminate a Product Agreement (a) upon 90 days’ prior written notice if any governmental agency takes any action that prevents the Company from selling the relevant product in the relevant territory, (b) upon six months’ prior written notice if it does not intend to order manufacturing services due to a product’s discontinuance in the market, or (c) upon 90 days’ prior written notice if it determines that the manufacture or supply of a product likely infringes third-party rights. Patheon may terminate the MSA or a Product Agreement (i) upon six months’ prior written notice if the Company assigns such agreement to an assignee that is unacceptable to Patheon for certain reasons, or (ii) upon 30 days’ prior written notice if, after the first year of commercial sales, the Company forecasts zero volume for 12 months.
The MSA contains, among other provisions, customary representations and warranties by the parties, a grant to Patheon of certain limited license rights to the Company’s intellectual property in connection with Patheon’s performance of the services under the MSA, certain indemnification rights in favor of both parties, limitations of liability and customary confidentiality provisions.
Also in July 2019, the Company entered into two related Product Agreements under the MSA, one with each of Patheon and Patheon Manufacturing Services LLC, or Patheon Greenville, to govern the terms and conditions of the manufacture of commercial supplies of difelikefalin injection, the Company’s lead product candidate. Pursuant to the Product Agreements, Patheon and Patheon Greenville will manufacture commercial supplies of difelikefalin injection at the Monza, Italy and Greenville, North Carolina manufacturing sites, respectively, from API supplied by the Company. Patheon and Patheon Greenville will be responsible for supplying the other required raw materials and packaging components, and will also provide supportive manufacturing services such as quality control testing for raw materials, packaging components, and finished product.
In December 2023, the Company entered into an agreement with Patheon to reimburse Patheon approximately $1,700 for forecasted manufacturing commitments that are no longer needed due to the reduced demand expectations of KORSUVA in the United States and was recorded within accounts payable and accrued expenses on its Consolidated Balance Sheet. In connection with the agreement with Patheon, the Company agreed to schedule additional manufacturing commitments in 2024.

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
Lease (New Corporate Headquarters in May 2023)
On May 11, 2023, the Company entered into the New Lease for the Company’s new principal executive offices. The initial term of the New Lease commences on the earlier to occur of (a) the date the Company first occupies the premises for the regular conduct of its business therein, and (b) the date the Landlord delivers the premises to the Company in the condition required under the terms of the New Lease, provided that such date shall be no sooner than November 1, 2023, or the Commencement Date, and will expire on the last day of the calendar month in which occurs the tenth anniversary of the Rent Commencement Date, as defined below, or the Term.
In connection with the signing of the New Lease, the Company entered into a standby letter of credit agreement for $1,500 which serves as a security deposit for the leased office space. This standby letter of credit is secured with restricted cash in a money market account and is included within long-term assets as of December 31, 2023 (refer to Note 8, Restricted Cash).
The annual fixed rent rate under the New Lease will initially be $1,300 (considered by the Company to be at market rate as of the signing of the New Lease), commencing on the date which is the later to occur of (a) the date which is 12 months after the Commencement Date and (b) November 1, 2024, or the Rent Commencement Date, and will increase 2.5% annually thereafter. The Company expects to begin paying rent in November 2024.
The Company is also responsible for the payment of Additional Rent, as defined in the New Lease, including its share of the operating and tax expenses for the building. As a result, the New Lease contains both a lease (the right to use the asset) and a non-lease component (common area maintenance services) which are accounted for separately. The Company allocates the consideration to the lease and non-lease component on a relative standalone price basis.
The Company will have the option to extend the Term under the New Lease for an additional five years on the same terms and conditions (other than with respect to the annual fixed rent at the annual fair market rental rate, as defined in the New Lease) as set forth in the New Lease. This renewable term is not included as part of the lease term as defined in ASC 842 since it is not reasonably certain that the Company will exercise that option on the Commencement Date.
On July 28, 2023, the Company recorded a lease liability and a ROU asset for the New Lease since it obtained control of the premises to begin work on its leasehold improvements prior to the Commencement Date. The initial lease liability of $6,672 was recorded as the sum of the present value of the future minimum lease payments over the term of the lease. Lease incentives of $2,900 were not included within lease payments since the timing of these costs being incurred and reimbursed to the Company was uncertain, and they are neither paid nor payable as of July 28, 2023. These lease incentives will reduce the lease liability and ROU asset by the costs incurred once the Company actually incurs the costs and the amounts qualify for reimbursement. The reduction to the lease liability will be reversed once the Company is reimbursed for the qualified costs. The reduction to the ROU asset will be recognized prospectively over the remainder of the lease term. The ROU asset of $6,779 was initially recorded as the amount of the lease liability plus prepaid rent paid in May 2023. In October and November 2023, the Company incurred $1,755 of costs that qualified for reimbursement as lease incentives, of which $808 had been reimbursed to the Company as of December 31, 2023.
Beginning on July 28, 2023 and during the entire term of the New Lease, interest expense is calculated using the effective interest method and the ROU asset (including prepaid rent) will be amortized on a straight-line basis over the lease term, and both will be recorded as lease expense. As a result, lease expense of $524 for the New Lease was recorded for the year ended December 31, 2023, consisting of $367 relating to R&D lease expense and $157 relating to G&A lease expense.

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
Leases (Original Corporate Headquarters in 2015 & Amendment for Additional Space in 2020)
The Company’s original Stamford Lease and Lease Amendment for prior office space both terminated in December 2023. Lease expense for the Stamford Lease and Lease Amendment was recognized on a straight-line basis over the lease term of the Company’s prior lease agreements in Stamford, Connecticut. As a result, $1,624 of operating lease cost, or lease expense, was recognized for each of the years ended December 31, 2023, 2022 and 2021, respectively, consisting of $1,137 relating to R&D lease expense and $487 relating to G&A lease expense in each respective period.
Other information related to the leases (both new in May 2023 and terminated in December 2023) was as follows:
	Year Ended December 31,
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows relating to operating leases	$1,992	$1,957
ROU assets obtained in exchange for new operating lease liabilities	$6,779	$—
Remaining lease term – operating leases (years)	10.8	1.0
Discount rate – operating leases	12.8%	7.0%
Future minimum lease payments under the non-cancellable operating lease for the New Lease, as well as a reconciliation of these undiscounted cash flows to the operating lease liability as of December 31, 2023, were as follows:
Year Ending December 31,
2024	$108
2025	1,298
2026	1,330
2027	1,363
2028	1,398
Thereafter	8,874
Total future minimum lease payments, undiscounted	14,371
Less imputed interest	(7,336)
Less lease incentive to be reimbursed	(947)
Total	$6,088
Operating lease liability reported as of December 31, 2023:
Operating lease liability – current	$—
Operating lease liability – non-current	6,088
Total	$6,088
20. Legal Matters
From time to time, the Company may become subject to arbitration, litigation or claims arising in the ordinary course of its business. The Company is not currently a party to any arbitration or legal proceeding that, if determined adversely to the Company, would have a material adverse effect on its business, operating results or financial condition. The results of any future claims or proceedings cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors.

CARA THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
21. Related Party Transactions
As of December 31, 2023, Vifor International owned 616,397, or 13.6%, of the Company’s common stock. CSL Vifor and its affiliates are considered related parties as of December 31, 2023, 2022 and 2021 (see Note 13, Collaboration and Licensing Agreements).
As of December 31, 2023 and 2022, amounts due from CSL Vifor of $2,765 and $3,260, respectively, primarily relating to the Company’s share of the profit generated by sales of KORSUVA injection in the United States by CSL Vifor, its commercial supply of KORSUVA injection to CSL Vifor, and royalty payments from CSL Vifor were included within accounts receivable, net — related party.
The Company’s collaborative revenue of $12,397 and $16,572 from its share of the profit generated by sales of KORSUVA injection in the United States by CSL Vifor was included within collaborative revenue for the years ended December 31, 2023 and 2022, respectively.
Sales of KORSUVA injection to CSL Vifor of $5,843, $10,223 and $701 were included within commercial supply revenue for the years ended December 31, 2023, 2022 and 2021, respectively. The associated COGS for the Company’s commercial supply revenue from CSL Vifor was $6,174, $7,266, and $0 for the years ended December 31, 2023, 2022 and 2021, respectively.
The Company recorded $15,000 as license and milestone fees revenue from Vifor Fresenius Medical Care Renal Pharma Ltd. for the year ended December 31, 2022, as a result of the European Commission’s regulatory approval of KORSUVA in April 2022. During the year ended December 31, 2021, the Company recorded as license and milestone fees revenue: i) $15,000 as license and milestone fees revenue from Vifor Fresenius Medical Care Renal Pharma Ltd. for the approval of KORSUVA injection in August 2021, and ii) $5,031 of premium from Vifor International’s purchase of the Company’s common stock.
The Company recorded $415 and $72 as royalty revenue based on net sales of Kapruvia outside of the United States during the years ended December 31, 2023 and 2022, respectively.
Sales of clinical compound to CSL Vifor for $361 were included within clinical compound revenue for the year ended December 31, 2021.
The Company recorded $284 as other revenue from its royalty payments from CSL Vifor for the year ended December 31, 2023.
22. Subsequent Event
On January 22, 2024, the Company announced a planned workforce reduction of up to 50% of its employees in order to reduce its operating expenses and focus its efforts on development of oral difelikefalin in chronic pruritus associated with notalgia paresthetica. The Company expects to record a pre-tax severance expense of approximately $2,700 during the first quarter of 2024. As a result of these workforce reductions, approximately 58,583 stock options and 3,833 restricted stock units, as of December 31, 2023, are expected to be forfeited (see Note 15, Stock-Based Compensation).
As discussed in Note 2, on December 19, 2024, the board of directors (the “Board”) of the Company determined to effect a one-for-twelve (12) reverse stock split of the Company’s common stock, par value $0.001 per share and corresponding reduction in the total number of authorized shares. The reverse stock split ratio approved by the Board is within the previously disclosed range of ratios for a reverse stock split authorized by the stockholders of the Company at the Company’s Annual Meeting of Stockholders (“Annual Meeting”) held on June 4, 2024.
The reverse stock split became effective at 5:00 p.m. Eastern Time on Monday, December 30, 2024, and the Company’s common stock began trading on a split adjusted basis on The Nasdaq Capital Market as of the opening of trading on Tuesday, December 31, 2024.

No fractional shares will be issued in connection with the reverse stock split. Stockholders who would otherwise hold a fraction of a share of common stock of the Company will receive a cash payment in lieu thereof. In addition, proportionate adjustments will be made to the number of shares underlying, and the exercise or conversion prices of, the Company’s outstanding stock options, and to the number of shares of common stock issuable under the Company's equity incentive plans.
Accordingly, all share and per share amounts for all periods presented in the accompanying consolidated financial statements and notes thereto have been retroactively adjusted, where applicable, to reflect the reverse stock split.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Tvardi Therapeutics, Inc.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Tvardi Therapeutics, Inc. (the “Company”) as of December 31, 2023 and 2022, the related statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and does not have sufficient cash on hand or available liquidity to fund operations, that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the board of directors and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Prepaid and Accrued Research and Development Expenses — Refer to Notes 2, 4 and 6 to the financial statements
Critical Audit Matter Description
The Company recognizes research and development expense and records accruals for estimated costs of research and development activities conducted by third-party contract research organizations (CROs) service providers. The majority of the Company’s service providers invoice in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advanced payments. The Company records advance payments to service providers as prepaid expenses and other current assets, which are expensed as the contracted services are performed. The Company accrues for these costs based on factors such as the time period over which services will be performed, the enrollment of patients and the level of effort to be expended in each period and in accordance with its agreements with its third party service providers for such services.
Given the significant judgments made by the Company in estimating the progress or stage of completion of the services, auditing the Company’s accrued and prepaid research and development expenses related to CROs was especially challenging. Specifically, because the amount of accrued and prepaid research and development expenses is dependent on the Company’s receipt of timely and accurate reporting from third-party service providers, the Company’s estimates of work completed as of the balance sheet date, and the Company’s estimates of the period over which this work will be performed, auditing prepaid and accrued research and development expenses related to CROs required a high degree of auditor judgment and an increased extent of effort.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to testing the prepaid and accrued research and development expenses included the following, among others:
•
We tested the design and implementation of relevant controls over the Company’s review of associated journal entries.

•
We evaluated the Company’s accounting policy for prepaid and accrued research and development liabilities, including the estimation approach for the expenses, for reasonableness.

•
We evaluated the Company’s judgments, including but not limited to, patient enrollment, using the evidence obtained to determine the prepaid and accrued research and development liabilities.

•
For a sample of agreements and contracts, we agreed inputs utilized in the estimate of prepaid and accrued research and development liabilities to the underlying contract, corresponding invoices incurred during the period and evidence of payment to test the Company’s disbursements made to third-party service providers.

•
We compared invoices received by the Company subsequent to December 31, 2023 to the accrued research and development expenses related to CROs recognized by the Company.

/s/ Deloitte & Touche LLP
Houston, Texas
December 18, 2024
We have served as the Company’s auditor since 2022.

Tvardi Therapeutics, Inc.
Balance Sheets
(Amounts in thousands, except share and per share amounts)
	As of December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	$22,919	$21,489
Short-term investments	—	22,250
Prepaid expenses and other current assets	3,239	370
Total current assets	26,158	44,109
Property and equipment, net	116	147
Intangible assets, net	448	511
Operating lease right-of-use assets	262	313
Other non-current assets	17	17
Total assets	$27,001	$45,097
Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Accounts payable	$1,611	$2,409
Accrued expenses	1,577	1,786
Operating lease liabilities, current portion	93	82
Total current liabilities	3,281	4,277
Operating lease liabilities, net of current portion	275	368
Total liabilities	3,556	4,645
Commitments and contingencies (Note 13)
Redeemable convertible preferred stock (Series A, B), $0.001 par value; 29,723,540 shares authorized as of December 31, 2023 and 2022; 29,555,538 shares issued and outstanding as of December 31, 2023 and 2022; aggregate liquidation preference of $85,902 as of December 31, 2023 and 2022	85,503	85,503
Stockholders’ Deficit:
Common stock, $0.001 par value; 58,251,629 shares authorized as of December 31, 2023 and 2022; 19,134,164 and 19,127,914 shares issued and outstanding as of December 31, 2023 and 2022, respectively;	19	19
Additional paid-in capital	762	446
Accumulated other comprehensive loss	—	(24)
Accumulated deficit	(62,839)	(45,492)
Total stockholders’ deficit	(62,058)	(45,051)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$27,001	$45,097
The accompanying notes are an integral part of these financial statements.

Tvardi Therapeutics, Inc.
Statements of Operations and Comprehensive Loss
(Amounts in thousands, except share and per share amounts)
	For the Year Ended December 31,
	2023	2022
Operating expenses:
Research and development	$15,866	$18,466
General and administrative	2,799	2,727
Total operating expenses	18,665	21,193
Loss from operations	(18,665)	(21,193)
Other income (expense):
Interest income	1,318	654
Interest expense	—	(3)
Total other income, net	1,318	651
Net loss	$(17,347)	$(20,542)
Net loss per share attributable to common stockholders, basic and diluted	$(0.91)	$(1.07)
Weighted-average common shares outstanding, basic and diluted	19,134,096	19,116,342
Comprehensive loss:
Net loss	$(17,347)	$(20,542)
Unrealized loss on short-term investments	—	(24)
Comprehensive loss	$(17,347)	$(20,566)
The accompanying notes are an integral part of these financial statements.

Tvardi Therapeutics, Inc.
Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit
(Amounts in thousands, except share amounts)
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of January 1, 2022	29,555,538	$85,503	19,096,873	$19	$196	$(24,950)	$—	$(24,735)
Exercise of stock options	—	—	31,041	—	4	—	—	4
Stock-based compensation	—	—	—	—	246	—	—	246
Unrealized loss on short-term investments	—	—	—	—	—	—	(24)	(24)
Net loss	—	—	—	—	—	(20,542)		(20,542)
Balances as of December 31, 2022	29,555,538	$85,503	19,127,914	$19	$446	$(45,492)	$(24)	$(45,051)
Exercise of stock options	—	—	6,250	—	2	—	—	2
Stock-based compensation	—	—	—	—	314	—	—	314
Maturities of short-term investments	—	—	—	—	—	—	24	24
Net loss	—	—	—	—	—	(17,347)	—	(17,347)
Balances as of December 31, 2023	29,555,538	$85,503	19,134,164	$19	$762	$(62,839)	$—	$(62,058)
The accompanying notes are an integral part of these financial statements.

Tvardi Therapeutics, Inc.
Statements of Cash Flows
(Amounts in thousands)
	For the Year Ended December 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(17,347)	$(20,542)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	95	85
Stock-based compensation expense	314	246
Non-cash lease expense	51	34
Accretion of discounts on short-term investments	(194)	(355)
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(2,869)	478
Accounts payable and accrued expenses	(1,008)	2,195
Operating lease liabilities	(82)	(7)
Net cash used in operating activities	(21,040)	(17,866)
Cash flows from investing activities:
Purchases of property and equipment	—	(50)
Purchases of short-term investments	—	(43,995)
Maturities of short-term investments	22,468	22,045
Net cash provided by (used in) investing activities	22,468	(22,000)
Cash flows from financing activities:
Proceeds from exercise of stock options	2	4
Net cash provided by financing activities	2	4
Net increase (decrease) in cash and cash equivalents	1,430	(39,862)
Cash and cash equivalents–beginning of year	21,489	61,351
Cash and cash equivalents–end of year	$22,919	$21,489
Non-cash investing and financing activities:
Leasehold improvements	$—	$119
Supplemental cash flow information:
Obtaining an operating lease right-of-use asset in exchange for an operating lease liability	$—	$347
The accompanying notes are an integral part of these financial statements.

Tvardi Therapeutics, Inc.
Notes to Financial Statements
1. Nature of the Business and Basis of Presentation
Tvardi Therapeutics, Inc., or the Company, incorporated on December 20, 2017, is a Delaware Corporation headquartered in Houston, Texas. The Company is a clinical-stage, biopharmaceutical company focused on the development of novel, oral, small molecule therapies targeting STAT3 to treat fibrosis-driven diseases with significant unmet need. Based upon its founder’s seminal work and deep understanding of the transcription factor, STAT3, the Company has designed an innovative approach to directly inhibit STAT3, a highly validated, yet historically undruggable target. Leveraging this expertise, the Company is developing a pipeline of STAT3 inhibitors with a differentiated mechanism of action and convenient oral dosing. The Company’s lead product candidate, TTI-101, is currently in Phase 2 clinical development for the treatment of fibrosis-driven diseases, with an initial focus on idiopathic pulmonary fibrosis, IPF and hepatocellular carcinoma, HCC.
Risks and Uncertainties
The Company is subject to risks and uncertainties common to early-stage companies in the biopharmaceutical industry, including, but not limited to, successful development of TTI-101 and TTI-109, the development of new technological innovations by competitors, dependence on key personnel, the ability to attract and retain qualified employees, protection of proprietary technology, compliance with governmental regulations and the ability to secure additional capital to fund operations and commercial success of TTI-101 and TTI-109. There can be no assurance that the Company’s research and development will be successfully completed, that adequate protection for the Company’s intellectual property will be maintained, that any therapeutic products developed will obtain required regulatory approval or that any approved or consumer products will be commercially viable. Even if the Company’s development efforts are successful, it is uncertain when, if ever, the Company will generate significant product sales.
Additionally, the global economy has experienced extreme volatility and disruptions due to the military conflict between Russia and Ukraine and the war between Israel and Hamas. These conditions have impacted, and may continue to impact, the capital and credit markets, which may reduce the Company’s ability to raise additional capital through equity, equity-linked instruments or debt financings which could negatively impact the Company’s short-term and long-term liquidity. Additionally, the Company’s results of operations could be adversely affected by general conditions in the global economy and financial markets. A severe or prolonged economic downturn could result in a variety of risks to the Company’s business, including a reduced ability to raise additional capital when needed on favorable terms, if at all. The Federal Reserve has raised interest rates multiple times in response to concerns about inflation and it may raise them again. Higher interest rates, coupled with reduced government spending and volatility in financial markets, may increase economic uncertainty and affect consumer spending. Any of the foregoing could harm the Company’s business, and it cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact its ability to raise capital, business, results of operations and financial condition.
Liquidity and Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.
The Company has incurred net operating losses and negative cash flows from operations since its inception. During the year ended December 31, 2023, the Company incurred a net loss of $17.3 million and used $21.0 million of cash in operating activities. As of December 31, 2023, the Company had an accumulated deficit of $62.8 million.

1. Nature of the Business and Basis of Presentation (continued)
To date, the Company has no products approved for marketing and sale and it has not yet recorded any revenue from product sales. The Company’s ability to achieve profitability is dependent on its ability to successfully develop its lead compound, conduct clinical trials, obtain regulatory approvals, and support commercialization activities for its product candidates. Any products developed will require approval of the U.S. Food and Drug Administration, or the FDA, or a foreign regulatory authority prior to commercial sale.
Since inception, the Company has relied primarily on sales of redeemable convertible preferred stock and issuance of convertible debt to fund its operations. The Company’s product candidates are still in the early stages of development, and substantial additional financing will be needed by the Company to fund its operations and ongoing research and development efforts prior to the commercialization of its product candidates.
The Company’s cash and cash equivalents of $22.9 million as of December 31, 2023 are not sufficient to fund its planned operations for at least one year from the issuance of these financial statements, which raises substantial doubt as to the Company’s ability to continue as a going concern.
Significant additional funding is necessary to maintain current operations and to advance the Company’s research and development activities. The Company is seeking to complete an initial public offering, or IPO, of its common stock. Alternatively, the Company expects to fund its operations through equity offerings or debt financings, credit or loan facilities, strategic alliances and licensing arrangements. The Company’s ability to access capital when and in the amount needed is not assured. As a result, the Company has concluded that management’s plans do not alleviate substantial doubt about the Company’s ability to continue as a going concern.
The accompanying financial statements do not reflect any adjustments relating to the recoverability and reclassifications of assets and liabilities that might be necessary if the Company is unable to continue as a going concern.
Basis of Presentation
The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The accompanying financial statements represent the accounts of the Company. The Company does not maintain ownership in any subsidiaries and therefore does not consolidate any other entities within the presented financial statements.
2. Summary of Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and expenses as of and during the reporting period. The Company bases estimates and assumptions on historical experience when available and on various factors that it believes to be reasonable under the circumstances. The Company assesses estimates on an ongoing basis; however, actual results could materially differ from those estimates. Significant estimates and assumptions reflected within these financial statements include, but are not limited to, prepaid and accrued research and development expenses, including those related to contract research organizations, or CROs, contract development manufacturing organizations, or CDMOs, and other third-party vendors, and the valuation of the Company’s common stock and stock-based awards. Changes in estimates are recorded in the period in which they become known.

2. Summary of Significant Accounting Policies (continued)
Concentration of Credit Risk and of Significant Suppliers
The Company’s cash, cash equivalents and short-term investments represent potential concentrations of credit risk. The Company deposits its cash and cash equivalents in financial institutions in amounts that may exceed federally insured limits, has not experienced any losses on such accounts and does not believe it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships. The short-term investments consist of U.S. Treasury Notes which the Company believes represent minimal credit risk.
The following table presents information about the Company’s significant suppliers:
	For the Year Ended December 31,		As of December 31,
	2023	2022	2023	2022
	% of operating expenses		% of accounts payable
Vendor A	33%	28%	40%	42%
Vendor B	14%	9%	—	27%
Vendor C	8%	7%	10%	8%
Vendor D	—	—	19%	—
	55%	44%	69%	77%
The Company’s preclinical studies and clinical trials and testing could be adversely affected by a significant interruption in the supply chain from its significant suppliers.
Cash and Cash Equivalents
The Company considers all highly liquid investments, with an original maturity of three months or less, to be cash equivalents. Cash equivalents include amounts held in money market funds in the amount of $21.8 million and $20.4 million as of December 31, 2023 and 2022, respectively.
Short-term Investments
The Company invests excess cash in short-term investments with high credit ratings. These securities consist primarily of U.S. Treasury Notes that are classified as “available-for-sale.” The Company classifies any investments as short-term if the maturity date is less than or equal to one year from the balance sheet date or as long-term if the maturity date is in excess of one year from the balance sheet date.
The Company’s short-term investments are carried at fair value, with the unrealized gains and losses reported as a component of accumulated other comprehensive income in stockholders’ deficit. Realized gains and losses and declines in fair value due to credit-related factors are based on the specific identification method and are included within other income (expense), net in the statements of operations and comprehensive loss. The Company recorded interest income on short-term investments, inclusive of accretion of its discounts on its short-term investments, of $1.3 million and $0.7 million during the years ended December 31, 2023 and 2022, respectively, which is classified as interest income in the statements of operations and comprehensive loss.
At each balance sheet date, the Company assesses available-for-sale debt securities in an unrealized loss position to determine whether the unrealized loss or any potential credit losses should be recognized in other income (expense), net. The Company evaluates whether it intends to sell, or it is more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. The credit-related portion of unrealized losses, and any subsequent improvements, are recorded in other income (expense), net. The portion that is not credit-related is treated in accordance with other unrealized losses as a component of accumulated other comprehensive income in stockholders’ deficit. There have been no impairment or credit losses recognized during any of the periods presented.

2. Summary of Significant Accounting Policies (continued)
Deferred Offering Costs
The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded as a reduction of the proceeds from the offering, either as a reduction of the carrying value of the preferred stock or in stockholders’ deficit as a reduction of additional paid-in-capital generated as a result of the offering. Should the planned equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the statements of operations and comprehensive loss. The Company did not record any deferred offering costs as of December 31, 2023 and 2022.
Fair Value Measurements
Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:
Level 1 — Quoted prices in active markets for identical assets or liabilities.
Level 2 — Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.
Level 3 — Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.
The carrying values of the Company’s prepaid expenses and other current assets, accounts payable and accrued expenses approximate their fair values due to the short-term nature of these assets and liabilities. The Company’s cash equivalents and short-term investments are carried at fair value (Refer to Note 3, Fair value measurements).
Property and Equipment
The Company records property and equipment at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset, as follows:
Estimated Useful Life
Computer equipment	3 years
Office equipment	5 years
Leasehold improvements	Shorter of remaining lease term or estimated useful life
Estimated useful lives are periodically assessed to determine if changes are appropriate. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or its estimated useful life. Lease terms are based upon the initial lease agreement and do not consider potential renewals or extensions until such time that the renewals or extensions are contracted. Expenditures for maintenance and repairs that do not improve or extend the life of the respective assets are expensed as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation

2. Summary of Significant Accounting Policies (continued)
or amortization are eliminated from the balance sheets and any resulting gains or losses are included in the statements of operations and comprehensive loss in the period of disposal.
Depreciation and amortization expense related to property and equipment, net was less than $0.1 million for each of the years ended December 31, 2023 and 2022.
Intangible Assets
Intangible assets consist of licenses for exclusive use of patent rights owned by a third party, which are amortized using the straight-line method over the estimated periods of benefit, generally the remaining life of the underlying licensed patents.
The Company reviews intangible assets for impairment whenever conditions exist that indicate the carrying value may not be recoverable, such as an economic downturn in the market or a change in the assessment of future operations. No impairment was recorded for the years ended December 31, 2023 and 2022.
Refer to Note 14, Licensing Agreements, for further detail on the Company’s licenses.
Impairment of Long-lived Assets
The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset group over its fair value. For the years ended December 31, 2023 and 2022, the Company did not record any impairment losses on long-lived assets.
Operating Leases
The Company determines whether an arrangement is or contains a lease, as defined by Accounting Standards Update, or ASU, 2016-02, Leases (Topic 842), or ASC 842, at contract inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Company obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. If an arrangement is determined to be or contain a lease, the lease is assessed for classification as either an operating or finance lease at the lease commencement date, defined as the date on which the leased asset is made available for use by the Company, based on the economic characteristics of the lease.
ASC 842 includes certain practical expedients that can be elected for new leases that are executed after the adoption of the new requirements. The Company elected the practical expedient to not separate lease and non-lease components. The Company also elected to apply the short-term lease recognition exemption which eliminates the requirement to present on the balance sheets leases with a term of 12 months or less. These two practical expedients were elected for all classes of underlying assets.
At the lease commencement date, the Company recognizes a lease liability and a right-of-use, or ROU, asset representing its right to use the underlying asset over the lease term. The initial measurement of the lease liability is calculated as the present value of the future lease payments in the contract and the ROU asset is measured as the lease liability plus initial direct costs and prepaid lease payments, less lease incentives granted by the lessor. The subsequent measurement of a lease is dependent on whether the lease is classified as an operating lease or a finance lease. Operating lease cost is recognized on a straight-line basis over the lease term in the statements of operations and comprehensive loss.

2. Summary of Significant Accounting Policies (continued)
The Company’s lease requires other payments such as costs related to taxes, insurance, maintenance, and other expenses. These costs are generally variable in nature and based on the actual costs incurred and required by the lease. As the Company has elected to not separate lease and non-lease components for all classes of underlying asset, all variable costs associated with the lease are expensed in the period incurred and presented and disclosed as variable lease costs. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive financial covenants.
ASC 842 requires that a lessee use the rate implicit in the lease when measuring the lease liability and ROU asset. If the rate implicit in the lease is not readily determinable, the Company is permitted to use its incremental borrowing rate, which is defined as the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Since the rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate when measuring its leases. The incremental borrowing rate is calculated by considering the Company’s credit standing, the lease term and other quantitative and qualitative factors.
Most leases include options to renew and, or, terminate the lease, which can impact the lease term. The exercise of these options is at the Company’s discretion. Periods covered by an option to extend a lease are not included in the lease term as the Company is not reasonably certain it will exercise this option. Additionally, periods covered by an option to terminate the lease are included in the lease term as it is reasonably certain that the Company will not exercise this option.
Classification of Redeemable Convertible Preferred Stock
The holders of Series A and Series B redeemable convertible preferred stock, or the Preferred Stock, have certain liquidation rights in the event of a liquidation event or a deemed liquidation event that, in certain situations, is not solely within the control of the Company and would call for the redemption of the then outstanding Preferred Stock (see Note 8 Redeemable Convertible Preferred Stock, for further detail). Therefore, the Preferred Stock is classified as temporary equity on the accompanying balance sheets.
Segment Information
Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or CODM, in deciding how to allocate resources and in assessing performance. The Company’s CODM, its Chief Executive Officer and Chief Financial Officer, view the Company’s operations as a single operating segment, which is the business of discovering and developing novel orally bioavailable, small molecule therapies across a broad range of diseases driven by STAT3 with high unmet need.
All of the Company’s long-lived assets are held in the United States.
Research and Development Expenses
Research and development expenses are expensed as incurred. Research and development expenses include wages, associated employee benefits, and stock-based compensation expense of employees engaged in research, amortization of licensed intangible assets, external costs of third-party vendors that conduct research and development and manufacturing activities on behalf of the Company, and other operational costs related to the Company’s research and development activities.
Prepaid and Accrued Research and Development Expenses
The Company recognizes research and development expense and records accruals for estimated costs of research and development activities conducted by third-party service providers, which include CROs that conduct research, preclinical studies and clinical trials on the Company’s behalf, including in connection with the Company’s research and development arrangement, and CDMOs that manufacture the Company’s product candidate for use in preclinical studies and clinical trials. The majority of the Company’s service providers invoice in arrears for services performed, on a pre-determined schedule or when contractual

2. Summary of Significant Accounting Policies (continued)
milestones are met; however, some require advanced payments. The Company makes estimates of the accrued expenses and includes these costs in accrued liabilities in the balance sheets and within research and development expense in the statements of operations and comprehensive loss based on facts and circumstances known to the Company at that time. These costs are a significant component of the Company’s research and development expenses.
The Company accrues for these costs based on factors such as estimates of the amount of work completed through discussions with internal personnel and external service providers as to the progress or stage of completion of the services and in accordance with agreements established with its third-party service providers for such services. The Company makes significant judgments and estimates in determining the accrued research and development liabilities balance at each reporting period. As actual costs become known, the Company adjusts its accrued estimates. To date, there have been no material adjustments to the Company’s estimates of accrued research and development expenses. The Company records advance payments to service providers as prepaid expenses and other current assets, which are expensed as the contracted services are performed. If the actual timing of the performance of services varies from the estimate, then the Company adjusts the amount of the accrued expense or the prepaid expense accordingly.
General and Administrative Expenses
General and administrative expenses consist primarily of salaries and benefits, including stock-based compensation expense, for employees in operating and finance functions and directors, as applicable; professional fees for legal, accounting, auditing, tax and consulting services; travel expenses; and facility-related expenses, which include expenses for rent and maintenance of facilities and other operating costs. The Company expenses all general and administrative expenses as incurred.
Patent Costs
All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recoverability of the expenditure. Amounts incurred are classified as general and administrative expenses in the Company’s statements of operations and comprehensive loss.
Stock-based Compensation
The Company measures all stock-based awards granted to employees, officers, directors, consultants, and advisors based on the fair value on the date of the grant, and recognizes the resulting fair value over the requisite service period. The Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options granted. The Company has elected to recognize stock-based compensation expense for service-based stock options with graded vesting on a straight-line basis over the requisite service period, which is generally the vesting period. The Company accounts for forfeitures as they occur. The Company classifies stock-based compensation expense in its statements of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.
The Company measures stock-based compensation costs for employees and non-employees at the grant date based on the estimated fair value of the award, which is reviewed periodically, and recognizes compensation expense on a straight-line basis over the vesting period which approximates the requisite service period. Compensation expense is recognized with an offsetting credit to additional paid-in capital.
Comprehensive Loss
Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources, including unrealized gains and losses on short-term investments held as available-for-sale. There was no difference between net loss and comprehensive loss for the year ended December 31, 2023. For the year ended December 31, 2022, comprehensive loss includes net loss and a net unrealized loss on short-term investments.

2. Summary of Significant Accounting Policies (continued)
Net Loss Per Share
The Company calculated basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for companies with participating securities. The Company’s redeemable convertible preferred stock is considered participating as the holders are entitled to receive dividends in preference and priority to the holders of common stock. The two-class method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period has been distributed. There is no allocation required under the two-class method during periods of loss since the participating securities do not have a contractual obligation to share in the losses of the Company.
Under the two class method, basic net loss per share attributable to common stockholders is computed by dividing net loss attributed to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by (i) adjusting net loss attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities and (ii) dividing the diluted net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period, including potential dilutive common shares. For purposes of this calculation, redeemable convertible preferred stock and stock options to purchase common stock are considered potential dilutive common shares.
The Company has generated a net loss in all periods presented, and therefore the basic and diluted net loss per share attributable to common stockholders are the same as the inclusion of the potentially dilutive securities would be anti-dilutive.
Income Taxes
The Company provides for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Realization of deferred tax assets is dependent upon future earnings, the timing and amount of which are uncertain. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.
The Company utilizes a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon tax authority examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.
Recently Adopted Accounting Pronouncements
In February 2016, the Financial Accounting Standards Board, or FASB, issued ASU 2016-02, Leases, which requires lessees to recognize most leases on their balance sheet as a ROU asset and a lease liability. The standard, including subsequently issued amendments, collectively referred to as ASC 842, established principles of recognition, measurement, presentation and disclosure of lease arrangements applicable to lessees and lessors in order to enhance the transparency and compatibility of financial reporting related to the arrangements, including with respect to the amount, timing and uncertainty of cash flows arising from a lease. The Company adopted ASU 2016-02 using a modified retrospective transition approach effective January 1, 2022 and it did not have a material impact on the Company’s financial statements.

2. Summary of Significant Accounting Policies (continued)
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740) — Simplifying the Accounting for Income Taxes, or ASU 2019-12, which simplifies the accounting for income taxes by removing certain exceptions to the general principles of ASC 740, Income Taxes. The amendments also improve consistent application of and simplify GAAP for other areas of ASC 740 by clarifying and amending existing guidance. ASU 2019-12 is effective for fiscal years and interim periods beginning after December 15, 2020 for public companies and for fiscal years beginning after December 15, 2021 for nonpublic companies, with early adoption permitted. Depending on the amendment, adoption may be applied on a retrospective, modified retrospective, or prospective basis. The Company adopted ASU 2019-12 effective January 1, 2022 and it did not have a material impact on the Company’s financial statements.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), or ASU 2016-13. The new standard changes the accounting for assets held at amortized costs basis, including short-term investments accounted for as available-for-sale, and trade receivables. The standard eliminates the probable initial recognition threshold and requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For public entities except smaller reporting companies, the guidance is effective for annual reporting periods beginning after December 15, 2019, and for interim periods within those fiscal years. In November 2019, the FASB issued ASU 2019-10, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which deferred the effective date for non-public entities to annual reporting periods beginning after December 15, 2022, including interim periods within those fiscal years. Early application is allowed. The Company adopted ASU 2016-13 effective January 1, 2023 and it did not have a material impact on its financial statements.
Recently Issued Accounting Pronouncements Not Yet Adopted
From time to time, new accounting pronouncements are issued by the FASB and adopted by the Company as of the specified effective date. The Company qualifies as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and has elected not to “opt out” of the extended transition related to complying with new or revised accounting standards, which means that when a standard is issued or revised and it has different application dates for public and non-public companies, the Company can adopt the new or revised standard at the time non-public companies adopt the new or revised standard and can do so until such time that the Company either (i) irrevocably elects to “opt out” of such extended transition period or (ii) no longer qualifies as an emerging growth company. The Company may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for non-public companies.
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, or ASU 2023-07. ASU 2023-07 expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. All disclosure requirements under ASU 2023-07 are also required for public entities with a single reportable segment. ASU 2023-07 is effective for public business entities with fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company is currently evaluating the provisions of this guidance and the potential impact on its financial statements and disclosures.
In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, or ASU 2023-09. ASU 2023-09 requires public business entities to disclose additional information in specified categories with respect to the reconciliation of the effective tax rate to the statutory rate (the rate reconciliation) for federal, state, and foreign income taxes. It also requires greater detail about individual reconciling items in the rate reconciliation to the extent the impact of those items exceeds a specified threshold (if the effect of those reconciling items is equal to or greater than 5% of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). In addition to new disclosures associated with

2. Summary of Significant Accounting Policies (continued)
the rate reconciliation, ASU 2023-09 requires information pertaining to taxes paid (net of refunds received) to be disaggregated for federal, state, and foreign taxes and further disaggregated for specific jurisdictions to the extent the related amounts exceed a quantitative threshold. The amendments are effective for public business entities for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted. As of December 31, 2023, the Company has not yet adopted this new ASU however the Company expects no impact to its operations, cash flows, or financial condition upon adoption.
3. Fair Value Measurements
The following tables present information about the Company’s financial assets measured at fair value on a recurring basis and indicate the level of the fair value hierarchy used to determine such fair values (in thousands):
	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Financial assets:
Cash equivalents:
Money market funds	$21,762	$—	$—	$21,762
Total financial assets	$21,762	$—	$—	$21,762
	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
Financial assets:
Cash equivalents:
Money market funds	$20,388	$—	$—	$20,388
Short-term investments
U.S. Treasury Notes	22,250	—	—	22,250
Total financial assets	$42,638	$—	$—	$42,638
The Company did not have any Level 3 assets or liabilities at December 31, 2023 or 2022. There were no transfers between Levels during the periods presented.
Short-term investments held as of December 31, 2022 consisted of the following:
	As of December 31, 2022
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Short-term investments
U.S. Treasury Notes	$22,274	$8	$(32)	$22,250
Total short-term investments	$22,274	$8	$(32)	$22,250
The Company had net unrealized losses of approximately $24,000 during the year ended December 31, 2022. Upon maturity of all of the Company’s short-term investments during the year ended December 31, 2023, the Company reversed this loss. The Company did not have short-term investments during the year ended December 31, 2023.
The contractual maturities of the Company’s short-term investments in available-for-sale securities held were as follows (in thousands):
December 31, 2022
Due within one year	$22,250

4. Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following as of December 31, 2023 and 2022 (in thousands):
	As of December 31,
	2023	2022
Prepaid research and development expenses	$3,203	$314
Other prepaid expenses	36	56
Total prepaid expenses and other current assets	$3,239	$370
5. Intangible Assets
Intangible assets consisted of the following as of December 31, 2023 and 2022 (in thousands):
	As of December 31,
	2023	2022
Licensed patent rights	$826	$826
Less: accumulated amortization	(378)	$(315)
Total intangible assets, net	$448	$511
As of December 31, 2023, the expected remaining amortization expense is as follows (in thousands):
Year Ended December 31,	Amount
2024	$63
2025	63
2026	63
2027	63
2028	63
Thereafter	133
Total	$448
The Company recognized less than $0.1 million for amortization expense for each of the years ended December 31, 2023 and 2022, respectively. Amortization expense is included in research and development expense in the statements of operations and comprehensive loss.
6. Accrued Expenses
Accrued expenses consisted of the following as of December 31, 2023 and 2022 (in thousands):
	As of December 31,
	2023	2022
Accrued research and development expenses	$574	$899
Accrued employee compensation and benefits	942	678
Other accrued expenses	61	209
Total accrued expenses	$1,577	$1,786
7. Leases
The Company has one operating lease pertaining to 5,969 square feet of corporate office space in Sugar Land, Texas pursuant to a lease agreement that commenced April 1, 2022. As of December 31, 2023 the remaining term of lease was 3.67 years. The lease requires monthly lease payments that are subject to annual increases throughout the lease term.

7. Leases (continued)
The components of lease costs, which are included within general and administrative expenses in the Company’s statements of operations and comprehensive loss were as follows (in thousands):
	For the Year Ended December 31,
	2023	2022
Lease costs:
Operating lease cost	$90	$67
Variable lease cost	83	25
Total lease costs	$173	92
Supplemental disclosure of cash flow information related to the lease were as follows (in thousands):
	For the Year Ended December 31,
	2023	2022
Operating cash flows from operating leases	$194	$64
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	$—	$347
The weighted-average discount rate and remaining lease term were as follows:
	For the Year Ended December 31,
	2023	2022
Weighted-average discount rate	9.50%	9.50%
Weighted-average remaining lease term	3.67	4.67
As of December 31, 2023, the maturities of the Company’s operating lease liabilities were as follows (in thousands):
Year Ended December 31,	Amount
2024	$123
2025	94
2026	129
2027	88
Total lease payments	434
Less: imputed interest	(66)
Present value of lease liabilities	368
Less: operating lease liabilities, current portion	$93
Operating lease liabilities, net of current portion	$275
8. Redeemable Convertible Preferred Stock
The Company has issued Series A preferred stock and Series B preferred stock, which are collectively referred to as the Preferred Stock. As of December 31, 2023 and 2022, the Company authorized the issuance of 29,723,540 shares of Preferred Stock, par value of $0.001 per share, of which 9,499,999 have been designated Series A preferred stock and 20,223,541 have been designated Series B preferred stock.
Series A Preferred Stock
During 2018, the Company entered into the Series A preferred stock purchase agreements for 8,550,340 shares of Series A preferred stock with par value of $0.001 each at a price $1.00 per share, or the Series A

8. Redeemable Convertible Preferred Stock (continued)
Original Issue Price, with a group of investors for net proceeds of $8.4 million, or the Series A Financing. In addition, in connection with the closing of the Series A Financing, then outstanding convertible promissory notes of $0.4 million were converted into 449,659 shares of Series A preferred stock at the Series A Original Issue Price paid by the Series A Financing investors.
Series B Preferred Stock
In June 2021, the Company entered into the Series B preferred stock purchase agreements for 17,452,411 shares of Series B preferred stock with par value of $0.001 each at a price $3.8095 per share, or the Series B Original Issue Price, with a group of investors for net proceeds of $66.3 million, or the Series B Financing. In addition, in connection with the closing of the Series B Financing, (i) then outstanding convertible promissory notes of $7.9 million were converted into 2,603,128 shares of Series B preferred stock at 80% of the Series B Original Issue Price paid by the Series B Financing investors and (ii) a then outstanding translational research grant of $0.5 million was converted into 500,000 shares of Series A Preferred Stock at a conversion price of $1.00 per share pursuant to the terms of grant agreement, dated as of March 2018.
The following tables summarize the Company’s redeemable convertible preferred stock as of December 31, 2023 and 2022:
	Par Value	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A preferred stock	$0.001	9,499,999	9,499,999	$9,327	$9,500	9,499,999
Series B preferred stock	0.001	20,223,541	20,055,539	76,176	76,402	20,055,539
		29,723,540	29,555,538	$85,503	$85,902	29,555,538
The key terms of Preferred Stock are as follows:
Dividends
The Company shall not declare, pay or set aside any dividends on shares or any other class or series of capital stock (other than dividends on shares of the Company’s common stock payable in shares of common stock) unless first the holders of Series B preferred stock shall first receive, or simultaneously receive, a dividend on each outstanding preferred stock, and second, the holders of the Series A preferred stock shall next receive, or simultaneously receive a dividend on each outstanding preferred stock. If the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of Preferred Stock shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest dividend. There have been no dividends declared by the Company’s board of directors, or the Board, as of December 31, 2023 and 2022.
Voting Rights
The holder of each share of Series A and Series B preferred stock shall have the right to one vote for each share of common stock into which such Series A and Series B preferred stock could then be converted.
Right to Elect Directors
Holders of Series A preferred stock are entitled to elect two directors of the Company. The holders of Series B preferred stock are entitled to elect one director of the Company. The holders of the Company’s common stock are entitled to elect one director of the Company. The holders of Preferred Stock and Common Stock (voting together as a single class and not as separate series and on as-converted basis) shall be entitled to elect any remaining director of the Company.
Conversion
Each share of Preferred Stock is convertible at the option of the holder, at any time, and without the payment of additional consideration by the holder. In addition, each share of Preferred Stock will be

8. Redeemable Convertible Preferred Stock (continued)
automatically converted into shares of common stock at the applicable conversion ratio then in effect upon either (i) the closing of a firm-commitment underwritten public offering of the Company’s common stock at a price of at least $5.7143 per share resulting in at least $50.0 million of gross proceeds to the Company, or (ii) the vote or written consent of the holders of a majority of the outstanding shares of Preferred Stock, voting as a single class.
The conversion ratio of Series A and Series B Preferred Stock is determined by dividing the respective original issue price by the applicable conversion price in effect at the time of conversion. The conversion price is $1.00 and $3.8095 per share for Series A and Series B preferred stock, respectively. As of December 31, 2023, each outstanding share of Preferred Stock was convertible into the Company’s common stock on a one-for-one basis.
Liquidation
In the event of liquidation, dissolution, or winding up of the Company or upon the occurrence of a Deemed Liquidation Event (as defined below), the holders of Series B preferred stock then outstanding are entitled to distribution of the Company’s assets or funds, before the holders of Series A preferred stock and common stock, in an amount per share equal to the greater of (i) the Series B Original Issue Price ($3.8095 per share), plus any dividends declared but unpaid, or (ii) the amount per share that would have been payable had all shares of Series B preferred stock been converted to common stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If the assets of the Company are insufficient to pay holders of the Series B Preferred Stock the full amount to which they are entitled, they shall be paid ratably in proportion to the respective amounts they would have received had they been paid in full.
In the event of liquidation, dissolution, or winding up, after the Series B preferred stock holders have been paid in full, the holders of Series A preferred stock are entitled to distribution of the Company’s assets or funds, before the common stock, in amount per share equal to the greater of (i) the Series A Original Issue Price ($1.00 per share), plus any dividends declared but unpaid, or (ii) the amount per share that would have been payable had all shares of Series A preferred stock been converted to common stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If the assets or funds of the Company are insufficient to pay holders of the Series A preferred stock the full amount to which they are entitled, they shall be paid ratably in proportion to the respective amounts they would have received had they been paid in full. After payment of all preferential amounts to Series A preferred stock holders, the remaining assets available for distribution shall be distributed to the holders of common stock pro rata based on the number of shares held.
Unless the holders of a majority in voting power of the then outstanding shares of Series B preferred stock elect otherwise, a Deemed Liquidation Event shall include a merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Company’s assets.
Redemption
The holders of the Company’s Preferred Stock have no voluntary rights to redeem shares. Upon the occurrence of a Deemed Liquidation Event that are outside of the Company’s control, the holders of the Preferred Stock may cause redemption of the Preferred Stock. Accordingly, the Preferred Stock are considered contingently redeemable and are classified as temporary equity on the accompanying balance sheets.
9. Common Stock
As of December 31, 2023 and 2022, the Company’s amended and restated certificate of incorporation authorized the issuance of 58,251,629 shares of $0.001 par value common stock. The voting, dividend and liquidation rights of the holders of the Company’s common stock are subject to and qualified by the rights,

9. Common Stock (continued)
powers and preferences of the holders of the Preferred Stock set forth above. As of December 31, 2023 and 2022, there were 19,134,164 shares and 19,127,914 shares of common stock issued and outstanding, respectively.
Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are entitled to receive dividends, as may be declared by the Board, if any, subject to the preferential dividend rights of the Preferred Stock. When dividends are declared on shares of common stock, the Company must declare at the same time a dividend payable to the holders of Preferred Stock equivalent to the dividend amount they would receive if each share of Preferred Stock were converted into common stock. The Company may not pay dividends to common stockholders until all dividends accrued or declared but unpaid on the Preferred Stock have been paid in full. As of December 31, 2023 and 2022, no dividends were declared.
As of December 31, 2023 and 2022, the Company had reserved 36,078,703 and 36,084,953 shares of common stock for the conversion of outstanding shares of Preferred Stock (see Note 8, Redeemable convertible preferred stock), the exercise of outstanding stock options, and the issuance of stock options remaining available for grant under the Company’s 2018 Stock Incentive Plan (see Note 10, Stock-based compensation).
10. Stock-based Compensation
Stock Incentive Plan
In March 2018, the Company established the 2018 Stock Incentive Plan, or the 2018 Plan, under which the Company may grant incentive stock options, non-statutory options, stock appreciation rights, awards of restricted stock, restricted stock units and other stock-based awards, collectively referred to as the Awards. Employees, officers, directors, consultants and advisors are eligible to receive awards under the 2018 Plan; however incentive stock options may only be granted to employees.
As of December 31, 2023 and 2022, the total number of shares of common stock reserved for issuance under the 2018 Plan was 6,657,329 shares. Shares of unused common stock underlying any Awards that are forfeited, canceled or reacquired by the Company prior to vesting will again be available for the grant of Awards under the 2018 Plan. Shares underlying any Awards that are forfeited, canceled, or reacquired by the Company prior to vesting, satisfied without the issuance of stock or otherwise terminated and shares that are withheld upon exercise of an option of settlement of an award to cover the exercise price or tax withholding shall be added back to the shares available for issuance under the 2018 Plan. As of December 31, 2023 and 2022, the Company had 1,013,786 shares and 1,700,915 shares, respectively, remaining available for grant under the 2018 Plan.
The 2018 Plan is administered by the Board. The Board determines the exercise prices for stock options, which may not be less than 100% of the fair market value of the Company’s common stock on the date of grant, vesting terms, and other restrictions. The Board also determines the fair value the Company’s common stock, taking into consideration its most recently available valuation of common stock performed by third parties as well as additional factors which may have changed since the date of the most recent contemporaneous valuation through the date of grant. Stock options granted under the 2018 Plan expire ten years after the grant date, unless the Board sets a shorter term, and typically vest over four years.
Fair Value Inputs
The fair value of stock option grants is estimated using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected option term is calculated based on the simplified method for awards with service-based conditions, which uses the midpoint between the vesting date and the contractual term, as the Company does not have sufficient historical data to

10. Stock-based Compensation (continued)
develop an estimate based on participant behavior. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.
The following table presents, on a weighted-average basis, the assumptions used in the Black-Scholes option-pricing model to determine the fair value of stock options granted:
	For the Year Ended December 31,
	2023	2022
Per share fair value of common stock	$0.52	$0.37
Expected volatility	67.4%	60.4%
Expected dividends	0%	0%
Expected term (in years)	6.1	6.0
Risk-free rate	3.56%	2.11%
Stock Options
The following table summarizes option activity during the year ended December 31, 2023:
	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (In Years)	Intrinsic Value (In Thousands)
Outstanding as of January 1, 2023	4,828,500	$0.37	7.75	$2,152
Granted	687,129	0.82
Exercised	(6,250)	0.31
Outstanding as of December 31, 2023	5,509,379	$0.43	7.04	$2,699
Options exercisable as of December 31, 2023	3,658,422	$0.30	6.35	$2,264
Vested and expected to vest as of December 31, 2023	5,509,379	$0.43	7.04	$2,699
The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock options and the estimated fair value of the Company’s common stock for those stock options that had exercise prices lower than the estimated fair value of the Company’s common stock. The aggregate intrinsic value of stock options exercised during the years ended December 31, 2023 and 2022 was less than $0.1 million.
The weighted-average grant-date fair value of options granted during the years ended December 31, 2023 and 2022 was $0.52 and $0.37, respectively.
As of December 31, 2023, there was $0.7 million of total unrecognized compensation cost related to unvested stock options, which is expected to be recognized over a weighted-average period of 2.19 years.
The following table illustrates the classification of stock-based compensation in the statements of operations and comprehensive loss (in thousands):
	For the Year Ended December 31,
	2023	2022
Research and development	$111	$37
General and administrative	203	209
Total stock-based compensation	$314	$246

11. Income Taxes
During the years ended December 31, 2023 and 2022, the Company did not record a provision for income taxes because it has incurred net operating losses since inception and maintains a full valuation allowance against its deferred tax assets. The Company’s entire pre-tax loss for the years ended December 31, 2023 and 2022 were from U.S. operations and resulted in no tax expense or benefit.
A reconciliation of the Company’s total tax using the statutory income tax rate to the Company’s total tax using their effective income tax rate is as follows (in thousands):
	For the Year Ended December 31,
	2023	2022
Income tax at U.S. federal statutory rate	$(3,643)	$(4,314)
State taxes, net of federal benefit	—	—
Valuation allowance	3,604	4,312
Other	39	2
Total income tax	$—	$—
The Company’s significant components of deferred tax assets are as follows (in thousands):
	December 31,
	2023	2022
Federal net operating loss carryforwards	$7,235	$5,882
Capitalized research and development expense	5,665	3,470
Tax credits	417	$417
Other	100	43
Net deferred tax assets before valuation allowance	13,417	9,812
Valuation allowance	(13,417)	(9,812)
Net deferred tax assets after valuation allowance	$—	$—
As of December 31, 2023 and 2022, the Company had a federal net operating loss, or NOL, carryforward of $34.5 million and $28.0 million, respectively. Of the federal net operating loss carryforwards, $0.4 million expires in 2037 and $34.1 million may be carried forward indefinitely.
As of December 31, 2023, the Company also has federal tax credits of $0.4 million, which begin to expire in 2039.
The future realization of tax benefits from existing temporary differences and tax attributes ultimately depends on the existence of sufficient future taxable income within the carryforward period. In assessing the realization of its deferred tax assets, the Company considered whether it is more likely than not that some portion or all of its deferred tax assets will not be realized. The Company considered projected future taxable income, scheduled reversal of deferred tax liabilities, and tax planning strategies in making this assessment. As of December 31, 2023, after consideration of all available evidence, both positive and negative, the Company maintained a full valuation allowance against its net deferred tax assets because it is more likely than not they will not be realized in the future. The change in the valuation allowance between the years ended December 31, 2023 and 2022 was an increase of $3.6 million.
The future realization of the Company’s net operating loss carryforwards and other tax attributes may also be limited by the change in ownership rules under the U.S. Internal Revenue Code Section 382. Under Section 382, if a corporation undergoes an ownership change (as defined), the corporation’s ability to utilize its net operating loss carryforwards and other tax attributes to offset income may be limited. The Company has not completed a study to assess whether an ownership changed has occurred or whether there have been multiple ownership changes.

11. Income Taxes (continued)
The Company files income tax returns in the US federal and Texas. Therefore, the Company is subject to tax examination by various US taxing authorities. The Company is not currently under examination, and is not aware of any issues under review that could result in significant payments, accruals or material deviation from its tax positions. As of December 31, 2023, tax years from 2020 to present remain open to examination by the Company’s relevant taxing jurisdictions. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service and state tax authorities to the extent utilized in a future period.
The calculation and assessment of the Company’s income tax exposures generally involve the uncertainties in the application of complex tax laws and regulations for US federal and state jurisdictions. A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation, on the basis of the technical merits. As of December 31, 2023, the Company has not recorded any liabilities or interest and penalties related to uncertain tax positions in its financial statements. The Company recognizes accrued interest and penalties, if any, related to uncertain tax positions in tax expense in its financial statements.
12. Net Loss Per Share
Basis and diluted net loss per share attributable to common stockholders was calculated as follows (dollar amounts in thousands):
	For the Year Ended December 31,
	2023	2022
Numerator:
Net loss attributable to common stockholders	$(17,347)	$(20,542)
Denominator:
Weighted-average common shares outstanding, basic and diluted	19,134,096	19,116,342
Net loss per share attributable to common stockholders, basic and diluted	$(0.91)	$(1.07)
The Company’s potentially dilutive securities, which include stock options to purchase common stock and Preferred Stock, have been excluded from the computation of diluted net loss per share as the effect would be anti-dilutive. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same.
The following potentially dilutive securities have been excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:
	For the Year Ended December 31,
	2023	2022
Preferred stock (as converted to common stock)	29,555,538	29,555,538
Stock options to purchase common stock	5,509,379	4,828,500
13. Commitments and Contingencies
Legal Matters
The Company is subject to contingent liabilities, such as legal proceedings and claims, that arise in the ordinary course of business activities. The Company accrues for loss contingencies when losses become probable and are reasonably estimable. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability on the balance

13. Commitments and Contingencies (continued)
sheets. The Company does not accrue for contingent losses that, in its judgment, are considered to be reasonably possible, but not probable; however, it discloses the range of reasonably possible losses. As of December 31, 2023 and 2022, the Company was not a party to any material legal proceedings or claims and no liabilities were recorded for loss contingencies.
Contracts
The Company enters into contracts in the normal course of business with various third parties for preclinical research studies, clinical trials, testing, manufacturing, and other services. These contracts generally provide for termination upon notice and are cancellable without significant penalty or payment, and do not contain any minimum purchase commitments.
Guarantees and Indemnifications
In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with all members of the Board that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not aware of any claims under indemnification arrangements that could have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its financial statements as of December 31, 2023 and 2022.
Other Commitments
In addition to our obligation to make potential royalty payments under the BCM First Agreement and BCM Second Agreement (both as discussed and defined in Note 14, License agreements), the Company is also obligated to pay royalties to each of its founders in an amount equal to 1% each on the worldwide net sales of TTI-101 and any derivative formulations, or any Royalty Bearing Products. These royalty obligations last, on a country-by-country basis, for the later of (i) the date on which the sale of any Royalty Bearing Products are no longer covered by a Covered Patent (as defined below) in such country, or (ii) 15 years after the first commercial sale of royalty bearing product in such country. The timing of when these royalty payments will actually be made is uncertain as the payments are contingent upon future activities, including the successful development, regulatory approval and commercialization of any Royalty Bearing Products. A Covered Patent means, subject to certain customary exceptions, an issued patent that is owned by the Company or an affiliate, or for which all rights to develop and commercialize pharmaceutical products for the treatment of any human disorder, are exclusively licensed to us or an affiliate by the owner of such patent, with the Company’s right or its affiliate’s right to grant sublicenses.
14. License Agreements
In July 2012, Stem Med Limited Partnership, or StemMed, entered into a license agreement, or the BCM First Agreement, with Baylor College of Medicine, or BCM, for the exclusive, worldwide, sublicensable license to certain patents and patent applications related to STAT3 inhibitors in oncology and certain non-oncology indications, or the BCM Patent Rights, which are referred to together with certain cell lines, biological materials, compounds, know-how and technologies as the BCM Technology, in all fields of use. Under the license for the BCM First Agreement, the Company is permitted to make, have made, use, market, sell offer to sell, lease and import products, processes or services that incorporate, utilize, or are made with the use of the BCM Patent Rights or BCM Technology, which is referred to together as the BCM1 Licensed Products, in all fields of use.
In June 2015, StemMed entered into a second license agreement with BCM, or the BCM Second Agreement, which is referred to together with the BCM First Agreement as the BCM License Agreements,

14. License Agreements (continued)
for the exclusive, worldwide, sublicensable license to certain patents and patent applications co-owned by BCM and the National Institutes of Health, or NIH, related to methods and compositions for the use of STAT3 inhibitors in certain conditions like anaphylaxis, or the Licensed Patent Rights. Under the license for the Second BCM Agreement, the Company is permitted to make, have made, use, market, sell, offer to sell, lease and import products, processes or services that incorporate, utilize or are made with the use of the Licensed Patent Rights, or the BCM2 Licensed Products, in all fields of use.
StemMed assigned the BCM First Agreement and the BCM Second Agreement to the Company in connection with the transfer of all or substantially all of the assets and businesses to which the BCM License Agreements relate to in January and February 2018.
In accordance with BCM License Agreements, and in consideration for the rights and licenses granted to the Company, the Company agreed to pay BCM the following:
•
Annual maintenance fees, ranging from $30,000 to $50,000 per year, per license.

•
Milestone payments, up to a low-seven digit figure in the aggregate.

•
Royalty fees, set at low-single-digit of net sales of any BSM1 Licensed Products or BSM2 Licensed Products.

Milestones include new drug filings, clinical trial stages, and New Drug Application approval by the FDA.
The Company recorded $50,000 of annual maintenance fees during each of the years ended December 31, 2023 and 2022. The Company also incurred $125,000 in milestone payments in each of the years ended December 31, 2023 and 2022, respectively, in relation to the initiation of two Phase 2 clinical trials. To date, no royalty fees have been incurred. All related license costs are expensed as incurred within research and development on the statements of operations and comprehensive loss.
15. Retirement Savings Plan
The Company maintains a 401(k) Plan which is available to all employees. Under the terms of the 401(k) Plan, participants may elect to contribute up to 80% of their compensation or the statutory prescribed limits. The Company does not make any matching contributions to deferrals made by participants.
16. Related-party Transactions
During the years ended December 31, 2023 and 2022, the Company did not have any transactions with related parties. The Company evaluates transactions with counterparties who may be considered related parties, including owners, members of management or affiliates and then discloses the nature and amounts of those transaction in the notes to its financial statements.
17. Subsequent Events
In January of 2024, the Company terminated its Phase 1/b clinical trial for metastatic breast cancer. In connection with the termination, the Company will be responsible for certain costs to close the clinical trial. The Company will recognize these remaining costs to close the clinical trial during 2024 under the Company’s expense policy related to clinical trials.
Management has evaluated all other subsequent events through October 4, 2024, which was the date the financial statements were available to be issued and has determined that there are no subsequent events to be reported.

Tvardi Therapeutics, Inc.
CONDENSED Balance Sheets
(Amounts in thousands, except share and per share amounts)
(Unaudited)
	As of September 30, 2024	As of December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$9,438	$22,919
Prepaid expenses and other current assets	1,265	3,239
Total current assets	10,703	26,158
Property and equipment, net	92	116
Intangible assets, net	401	448
Operating lease right-of-use assets	218	262
Deferred offering costs	1,083	—
Other non-current assets	17	17
Total assets	$12,514	$27,001
Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Accounts payable	$1,978	1,611
Accrued expenses	3,237	1,577
Operating lease liabilities, current portion	92	93
Total current liabilities	5,307	3,281
Operating lease liabilities, net of current portion	207	275
Total liabilities	5,514	3,556
Commitments and contingencies (Note 13)
Redeemable convertible preferred stock (Series A, B), $0.001 par value; 29,723,540 shares authorized as of September 30, 2024 and December 31, 2023; 29,555,538 shares issued and outstanding as of September 30, 2024 and December 31, 2023; aggregate liquidation preference of $85,902 as of September 30, 2024 and December 31, 2023	85,503	85,503
Stockholders’ Deficit:
Common stock, $0.001 par value; 58,251,629 shares authorized as of September 30, 2024 and December 31, 2023; 19,197,914 and 19,134,164 shares issued and outstanding as of September 30, 2024 and December 31, 2023, respectively	19	19
Additional paid-in capital	1,007	762
Accumulated deficit	(79,529)	(62,839)
Total stockholders’ deficit	(78,503)	(62,058)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$12,514	$27,001
The accompanying notes are an integral part of these unaudited condensed financial statements.

Tvardi Therapeutics, Inc.
CONDENSED Statements of Operations
(Amounts in thousands, except share and per share amounts)
(Unaudited)
	For the Nine Months Ended September 30,
	2024	2023
Operating expenses:
Research and development	$15,047	$11,884
General and administrative	2,258	2,117
Total operating expenses	17,305	14,001
Loss from operations	(17,305)	(14,001)
Interest income	615	1,005
Net loss	$(16,690)	$(12,996)
Net loss per share attributable to common stockholders, basic and diluted	$(0.87)	$(0.68)
Weighted-average common shares outstanding, basic and diluted	19,192,595	19,134,072
The accompanying notes are an integral part of these unaudited condensed financial statements.

Tvardi Therapeutics, Inc.
CONDENSED Statements of Redeemable Convertible Preferred Stock
and Stockholders’ Deficit
(Amounts in thousands, except share amounts)
(Unaudited)
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of January 1, 2024	29,555,538	$85,503	19,134,164	$19	$762	$(62,839)	$—	$(62,058)
Exercise of stock options	—	—	63,750	—	5	—	—	5
Stock-based compensation	—	—	—	—	240	—	—	240
Net loss	—	—	—	—	—	(16,690)	—	(16,690)
Balances as of September 30, 2024	29,555,538	$85,503	19,197,914	$19	$1,007	$(79,529)	$—	$(78,503)
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of January 1, 2023	29,555,538	$85,503	19,127,914	$19	$446	$(45,492)	$(24)	$(45,051)
Exercise of stock options	—	—	6,250	—	2	—	—	2
Stock-based compensation			—	—	229	—	—	229
Maturities of short-term investments	—	—	—	—	—	—	24	24
Net loss	—	—	—	—	—	(12,996)	—	(12,996)
Balances as of September 30, 2023	29,555,538	$85,503	19,134,164	$19	$677	$(58,488)	$—	$(57,792)
The accompanying notes are an integral part of these unaudited condensed financial statements.

Tvardi Therapeutics, Inc.
CONDENSED Statements of Cash Flows
(Amounts in thousands)
(Unaudited)
	For the Nine Months Ended September 30,
	2024	2023
Cash flows from operating activities:
Net loss	$(16,690)	$(12,996)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	71	71
Stock-based compensation expense	240	229
Non-cash lease expense	44	38
Accretion of discounts on short-term investments	—	(194)
Changes in operating assets and liabilities:
Prepaid expenses and other assets	1,974	(3,269)
Accounts payable and accrued expenses	958	890
Operating lease liabilities	(69)	(60)
Net cash used in operating activities	(13,472)	(15,291)
Cash flows from investing activities:
Maturities of short-term investments	—	22,468
Net cash provided by investing activities	—	22,468
Cash flows from financing activities:
Proceeds from exercise of stock options	5	2
Payments of deferred offering costs	(14)	—
Net cash (used in) provided by financing activities	(9)	2
Net (decrease) increase in cash and cash equivalents	(13,481)	7,179
Cash and cash equivalents – beginning of year	22,919	21,489
Cash and cash equivalents – end of year	$9,438	$28,668
Non-cash investing and financing activities
Deferred offering costs included in accounts payable and accrued expenses	$1,069	$—
The accompanying notes are an integral part of these unaudited condensed financial statements.

Tvardi Therapeutics, Inc.
Notes to CONDENSED Financial Statements
(Unaudited)
1.   Nature of the Business and Basis of Presentation
Tvardi Therapeutics, Inc., or the Company, incorporated on December 20, 2017, is a Delaware Corporation headquartered in Houston, Texas. The Company is a clinical-stage, biopharmaceutical company focused on the development of novel, oral, small molecule therapies targeting STAT3 to treat fibrosis-driven diseases with significant unmet need. Based upon its founder’s seminal work and deep understanding of the transcription factor, STAT3, the Company has designed an innovative approach to directly inhibit STAT3, a highly validated, yet historically undruggable target. Leveraging this expertise, the Company is developing a pipeline of STAT3 inhibitors with a differentiated mechanism of action and convenient oral dosing. The Company’s lead product candidate, TTI-101, is currently in Phase 2 clinical development for the treatment of fibrosis-driven diseases, with an initial focus on idiopathic pulmonary fibrosis, IPF and hepatocellular carcinoma, HCC.
Risks and Uncertainties
The Company is subject to risks and uncertainties common to early-stage companies in the biopharmaceutical industry, including, but not limited to, successful development of TTI-101 and TTI-109, the development of new technological innovations by competitors, dependence on key personnel, the ability to attract and retain qualified employees, protection of proprietary technology, compliance with governmental regulations and the ability to secure additional capital to fund operations and commercial success of TTI-101 and TTI-109. There can be no assurance that the Company’s research and development will be successfully completed, that adequate protection for the Company’s intellectual property will be maintained, that any therapeutic products developed will obtain required regulatory approval or that any approved or consumer products will be commercially viable. Even if the Company’s development efforts are successful, it is uncertain when, if ever, the Company will generate significant product sales.
Additionally, the global economy has experienced extreme volatility and disruptions due to the military conflict between Russia and Ukraine and the war between Israel and Hamas. These conditions have impacted, and may continue to impact, the capital and credit markets, which may reduce the Company’s ability to raise additional capital through equity, equity-linked instruments or debt financings which could negatively impact the Company’s short-term and long-term liquidity. Additionally, the Company’s results of operations could be adversely affected by general conditions in the global economy and financial markets. A severe or prolonged economic downturn could result in a variety of risks to the Company’s business, including a reduced ability to raise additional capital when needed on favorable terms, if at all. The Federal Reserve has raised interest rates in recent periods in response to concerns about inflation and it may raise them again. Higher interest rates, coupled with reduced government spending and volatility in financial markets, may increase economic uncertainty and affect consumer spending. Any of the foregoing could harm the Company’s business, and it cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact its business, results of operations, financial condition, or its ability to raise capital.
Liquidity and Going Concern
The accompanying condensed financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.
The Company has incurred net operating losses and negative cash flows from operations since its inception. During the nine months ended September 30, 2024, the Company incurred a net loss of $16.7 million and used $13.5 million of cash in operating activities. As of September 30, 2024, the Company had an accumulated deficit of $79.5 million.
To date, the Company has no products approved for marketing and sale and it has not yet recorded any revenue from product sales. The Company’s ability to achieve profitability is dependent on its ability to

Tvardi Therapeutics, Inc.
Notes to CONDENSED Financial Statements
(Unaudited)
successfully develop its lead compound, conduct clinical trials, obtain regulatory approvals, and support commercialization activities for its product candidates. Any products developed will require approval of the U.S. Food and Drug Administration, or the FDA, or a foreign regulatory authority prior to commercial sale.
Since inception, the Company has relied primarily on sales of redeemable convertible preferred stock and issuance of convertible debt to fund its operations. The Company’s product candidates are still in the early stages of development, and substantial additional financing will be needed by the Company to fund its operations and ongoing research and development efforts prior to the commercialization of its product candidates.
The Company’s cash and cash equivalents of $9.4 million as of September 30, 2024 are not sufficient to fund its planned operations for at least one year from the issuance of these condensed financial statements, which raises substantial doubt as to the Company’s ability to continue as a going concern.
Significant additional funding is necessary to maintain current operations and to advance the Company’s research and development activities. The Company is seeking to complete a reverse merger transaction or an initial public offering, or IPO, of its common stock. Alternatively, the Company expects to fund its operations through equity offerings or debt financings, credit or loan facilities, strategic alliances and licensing arrangements. The Company’s ability to access capital when and in the amount needed is not considered probable. As a result, the Company has concluded that management’s plans do not alleviate substantial doubt about the Company’s ability to continue as a going concern.
The accompanying condensed financial statements do not reflect any adjustments relating to the recoverability and reclassifications of assets and liabilities that might be necessary if the Company is unable to continue as a going concern.
Basis of Presentation
The accompanying condensed financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The accompanying condensed financial statements represent the accounts of the Company. The Company does not maintain ownership in any subsidiaries and therefore does not consolidate any other entities within the presented condensed financial statements.
In management’s opinion, the unaudited condensed financial statements reflect all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial position of the Company as of September 30, 2024, and results of operations and cash flows for all periods presented. The interim results presented are not necessarily indicative of results that can be expected for the full year ending December 31, 2024.
2.   Summary of Significant Accounting Policies
Other than policies noted below, there have been no significant changes from the significant accounting policies and estimates disclosed in Note 2 of the “Notes to Financial Statements” in the Company’s audited annual financial statements included elsewhere in this proxy statement/prospectus.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and expenses as of and during the reporting period. The Company bases estimates and assumptions on historical experience when available and on various factors that it believes to be reasonable under the circumstances. The Company assesses estimates on an ongoing basis; however, actual results could materially differ from those estimates.

Tvardi Therapeutics, Inc.
Notes to CONDENSED Financial Statements
(Unaudited)
Significant estimates and assumptions reflected within these condensed financial statements include, but are not limited to, prepaid and accrued research and development expenses, including those related to contract research organizations, or CROs, contract development manufacturing organizations, or CDMOs, and other third-party vendors, and the valuation of the Company’s common stock and stock- based awards. Changes in estimates are recorded in the period in which they become known.
Concentration of Credit Risk and of Significant Suppliers
The Company’s cash and cash equivalents represent potential concentrations of credit risk. The Company deposits its cash and cash equivalents in financial institutions in amounts that may exceed federally insured limits, has not experienced any losses on such accounts and does not believe it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.
The following table presents information about the Company’s significant suppliers:
	For the Nine Months Ended September 30,		As of September 30,	As of December 31,
	2024	2023	2024	2023
	% of operating expenses		% of accounts payable
Vendor A	62%	37%	83%	40%
Vendor B	—	18%	2%	—
Vendor C	2%	11%	—	10%
Vendor D	—	—	—	19%
	64%	66%	85%	69%
The Company’s preclinical studies and clinical trials and testing could be adversely affected by a significant interruption in the supply chain from its significant suppliers.
Cash and Cash Equivalents
The Company considers all highly liquid investments, with an original maturity of three months or less, to be cash equivalents. Cash equivalents include amounts held in money market funds in the amount of $8.8 million and $21.8 million as of September 30, 2024 and December 31, 2023, respectively.
The Company recorded interest income on its cash equivalents of $0.6 million for the nine months ended September 30, 2024 on its statements on operations. The Company recorded interest income of $1.0 million on its cash equivalents and previously outstanding short-term investments during the nine months ended September 30, 2023 on its statements of operations. The $1.0 million is also inclusive of accretion of its discounts on its short-term investments, which fully matured during fiscal 2023
Deferred Offering Costs
The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in process transactions, such as mergers or equity financings, as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded as a reduction of the proceeds from the offering, either as a reduction of the carrying value of the preferred stock or in stockholders’ deficit as a reduction of additional paid-in-capital generated as a result of the offering. Should the planned equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the statements of operations. The Company recorded deferred offering costs of $1.1 million and $0 as of September 30, 2024 and December 31, 2023, respectively.

Tvardi Therapeutics, Inc.
Notes to CONDENSED Financial Statements
(Unaudited)
Recently Issued Accounting Pronouncements Not Yet Adopted
In November 2023, the Financial Accounting Standards Board (the FASB) issued Accounting Standards Update (ASU) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, or ASU 2023-07. ASU 2023-07 expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. All disclosure requirements under ASU 2023-07 are also required for public entities with a single reportable segment. ASU 2023-07 is effective for public business entities with fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company is currently evaluating the provisions of this guidance and the potential impact on its financial statements and disclosures.
In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, or ASU 2023-09. ASU 2023-09 requires public business entities to disclose additional information in specified categories with respect to the reconciliation of the effective tax rate to the statutory rate (the rate reconciliation) for federal, state, and foreign income taxes. It also requires greater detail about individual reconciling items in the rate reconciliation to the extent the impact of those items exceeds a specified threshold (if the effect of those reconciling items is equal to or greater than 5% of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). In addition to new disclosures associated with the rate reconciliation, ASU 2023-09 requires information pertaining to taxes paid (net of refunds received) to be disaggregated for federal, state, and foreign taxes and further disaggregated for specific jurisdictions to the extent the related amounts exceed a quantitative threshold. The amendments are effective for public business entities for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the provisions of this guidance and the potential impact on its financial statements and disclosures.
In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments in ASU 2024-03 address investor requests for more detailed expense information and require additional disaggregated disclosures in the notes to financial statements for certain categories of expenses that are included on the face of the income statement. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the provisions of this guidance and the potential impact on its financial statements and disclosures.
3.   Fair Value Measurements
The following tables present information about the Company’s financial assets measured at fair value on a recurring basis and indicate the level of the fair value hierarchy used to determine such fair values (in thousands):
	As of September 30, 2024
	Level 1	Level 2	Level 3	Total
Financial assets:
Cash equivalents:
Money market funds	$8,827	$—	$—	$8,827
Total financial assets	$8,827	$—	$—	$8,827

Tvardi Therapeutics, Inc.
Notes to CONDENSED Financial Statements
(Unaudited)
	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Financial assets:
Cash equivalents:
Money market funds	$21,762	$—	$—	$21,762
Total financial assets	$21,762	$—	$—	$21,762
The Company did not have any Level 3 assets or liabilities as of September 30, 2024 or December 31, 2023. There were no transfers between Levels during the periods presented.
4.   Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following as of September 30, 2024 and December 31, 2023 (in thousands):
	As of September 30, 2024	As of December 31, 2023
Prepaid research and development expenses	$1,212	$3,203
Other prepaid expenses	53	36
Total prepaid expenses and other current assets	$1,265	$3,239
5.   Intangible Assets
Intangible assets consisted of the following as of September 30, 2024 and December 31, 2023 (in thousands):
	As of September 30, 2024	As of December 31, 2023
Licensed patent rights	$826	$826
Less: accumulated amortization	(425)	(378)
Total intangible assets, net	$401	$448
As of September 30, 2024, the expected remaining amortization expense is as follows (in thousands):
Year Ended December 31,	Amount
Remainder of 2024	$16
2025	63
2026	63
2027	63
2028	63
Thereafter	133
Total	$401
The Company recognized less than $0.1 million for amortization expense for each of the nine months ended September 30, 2024 and 2023. Amortization expense is included in research and development expense in the statements of operations.

Tvardi Therapeutics, Inc.
Notes to CONDENSED Financial Statements
(Unaudited)
6.   Accrued Expenses
Accrued expenses consisted of the following as of September 30, 2024 and December 31, 2023 (in thousands):
	As of September 30, 2024	As of December 31, 2023
Accrued research and development expenses	$1,008	$574
Accrued employee compensation and benefits	1,185	942
Other accrued expenses	1,044	61
Total accrued expenses	$3,237	$1,577
7.   Leases
The Company has one operating lease pertaining to 5,969 square feet of corporate office space in Sugar Land, Texas, pursuant to a lease agreement that commenced April 1, 2022. As of September 30, 2024, the remaining term of lease was 2.92 years. The lease requires monthly lease payments that are subject to annual increases throughout the lease term.
The components of lease costs, which are included within general and administrative expenses in the Company’s statements of operations were as follows (in thousands):
	For the Nine Months Ended September 30,
	2024	2023
Lease costs:
Operating lease cost	$67	$67
Variable lease cost	59	63
Total lease costs	$126	130
Supplemental disclosure of cash flow information related to the lease were as follows (in thousands):
	For the Nine Months Ended September 30,
	2024	2023
Operating cash flows from operating leases	$148	$145
The weighted-average discount rate and remaining lease term were as follows:
	As of September 30, 2024	As of December 31, 2023
Weighted-average discount rate	9.50%	9.50%
Weighted-average remaining lease term	2.92	3.67

Tvardi Therapeutics, Inc.
Notes to CONDENSED Financial Statements
(Unaudited)
As of September 30, 2024, the maturities of the Company’s operating lease liabilities were as follows (in thousands):
Year Ended December 31,	Amount
2024 (remaining three months)	$31
2025	94
2026	129
2027	88
Total lease payments	342
Less: imputed interest	(43)
Present value of lease liabilities	299
Less: operating lease liabilities, current portion	$92
Operating lease liabilities, net of current portion	$207
8.   Redeemable Convertible Preferred Stock
The Company has issued Series A preferred stock and Series B preferred stock, which are collectively referred to as the Preferred Stock. As of September 30, 2024 and December 31, 2023, the Company authorized the issuance of 29,723,540 shares of Preferred Stock, par value of $0.001 per share, of which 9,499,999 have been designated Series A preferred stock and 20,223,541 have been designated Series B preferred stock.
Series A Preferred Stock
During 2018, the Company entered into the Series A preferred stock purchase agreements for 8,550,340 shares of Series A preferred stock with par value of $0.001 each at a price $1.00 per share, or the Series A Original Issue Price, with a group of investors for net proceeds of $8.4 million, or the Series A Financing. In addition, in connection with the closing of the Series A Financing, then outstanding convertible promissory notes of $0.4 million were converted into 449,659 shares of Series A preferred stock at the Series A Original Issue Price paid by the Series A Financing investors.
Series B Preferred Stock
In June 2021, the Company entered into the Series B preferred stock purchase agreements for 17,452,411 shares of Series B preferred stock with par value of $0.001 each at a price $3.8095 per share, or the Series B Original Issue Price, with a group of investors for net proceeds of $66.3 million, or the Series B Financing. In addition, in connection with the closing of the Series B Financing, (i) then outstanding convertible promissory notes of $7.9 million were converted into 2,603,128 shares of Series B preferred stock at 80% of the Series B Original Issue Price paid by the Series B Financing investors and (ii) a then outstanding translational research grant of $0.5 million was converted into 500,000 shares of Series A Preferred Stock at a conversion price of $1.00 per share pursuant to the terms of grant agreement, dated as of March 2018.

Tvardi Therapeutics, Inc.
Notes to CONDENSED Financial Statements
(Unaudited)
The following tables summarize the Company’s redeemable convertible preferred stock as of September 30, 2024 and December 31, 2023:
	Par Value	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A preferred stock	$0.001	9,499,999	9,499,999	$9,327	$9,500	9,499,999
Series B preferred stock	0.001	20,223,541	20,055,539	76,176	76,402	20,055,539
		29,723,540	29,555,538	$85,503	$85,902	29,555,538
The key terms of Preferred Stock are as follows:
Dividends
The Company shall not declare, pay or set aside any dividends on shares or any other class or series of capital stock (other than dividends on shares of the Company’s common stock payable in shares of common stock) unless first the holders of Series B preferred stock shall first receive, or simultaneously receive, a dividend on each outstanding preferred stock, and second, the holders of the Series A preferred stock shall next receive, or simultaneously receive a dividend on each outstanding preferred stock. If the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of Preferred Stock shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest dividend. There have been no dividends declared by the Company’s board of directors, or the Board, as of September 30, 2024 and December 31, 2023.
Voting Rights
The holder of each share of Series A and Series B preferred stock shall have the right to one vote for each share of common stock into which such Series A and Series B preferred stock could then be converted.
Right to Elect Directors
Holders of Series A preferred stock are entitled to elect two directors of the Company. The holders of Series B preferred stock are entitled to elect one director of the Company. The holders of the Company’s common stock are entitled to elect one director of the Company. The holders of Preferred Stock and Common Stock (voting together as a single class and not as separate series and on as- converted basis) shall be entitled to elect any remaining director of the Company.
Conversion
Each share of Preferred Stock is convertible at the option of the holder, at any time, and without the payment of additional consideration by the holder. In addition, each share of Preferred Stock will be automatically converted into shares of common stock at the applicable conversion ratio then in effect upon either (i) the closing of a firm-commitment underwritten public offering of the Company’s common stock at a price of at least $5.7143 per share resulting in at least $50.0 million of gross proceeds to the Company, or (ii) the vote or written consent of the holders of a majority of the outstanding shares of Preferred Stock, voting as a single class.
The conversion ratio of Series A and Series B Preferred Stock is determined by dividing the respective original issue price by the applicable conversion price in effect at the time of conversion. The conversion price is $1.00 and $3.8095 per share for Series A and Series B preferred stock, respectively. As of December 31, 2023, each outstanding share of Preferred Stock was convertible into the Company’s common stock on a one-for-one basis.

Tvardi Therapeutics, Inc.
Notes to CONDENSED Financial Statements
(Unaudited)
Liquidation
In the event of liquidation, dissolution, or winding up of the Company or upon the occurrence of a Deemed Liquidation Event (as defined below), the holders of Series B preferred stock then outstanding are entitled to distribution of the Company’s assets or funds, before the holders of Series A preferred stock and common stock, in an amount per share equal to the greater of (i) the Series B Original Issue Price ($3.8095 per share), plus any dividends declared but unpaid, or (ii) the amount per share that would have been payable had all shares of Series B preferred stock been converted to common stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If the assets of the Company are insufficient to pay holders of the Series B Preferred Stock the full amount to which they are entitled, they shall be paid ratably in proportion to the respective amounts they would have received had they been paid in full.
In the event of liquidation, dissolution, or winding up, after the Series B preferred stock holders have been paid in full, the holders of Series A preferred stock are entitled to distribution of the Company’s assets or funds, before the common stock, in amount per share equal to the greater of (i) the Series A Original Issue Price ($1.00 per share), plus any dividends declared but unpaid, or (ii) the amount per share that would have been payable had all shares of Series A preferred stock been converted to common stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If the assets or funds of the Company are insufficient to pay holders of the Series A preferred stock the full amount to which they are entitled, they shall be paid ratably in proportion to the respective amounts they would have received had they been paid in full. After payment of all preferential amounts to Series A preferred stock holders, the remaining assets available for distribution shall be distributed to the holders of common stock pro rata based on the number of shares held.
Unless the holders of a majority in voting power of the then outstanding shares of Series B preferred stock elect otherwise, a Deemed Liquidation Event shall include a merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Company’s assets.
Redemption
The holders of the Company’s Preferred Stock have no voluntary rights to redeem shares. Upon the occurrence of a Deemed Liquidation Event that are outside of the Company’s control, the holders of the Preferred Stock may cause redemption of the Preferred Stock. Accordingly, the Preferred Stock are considered contingently redeemable and are classified as temporary equity on the accompanying balance sheets.
9.   Common Stock
As of September 30, 2024 and December 31, 2023, the Company’s amended and restated certificate of incorporation authorized the issuance of 58,251,629 shares of $0.001 par value common stock. The voting, dividend and liquidation rights of the holders of the Company’s common stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth above. As of September 30, 2024 and December 31, 2023, there were 19,197,914 shares and 19,134,164 shares of common stock issued and outstanding, respectively.
Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are entitled to receive dividends, as may be declared by the Board, if any, subject to the preferential dividend rights of the Preferred Stock. When dividends are declared on shares of common stock, the Company must declare at the same time a dividend payable to the holders of Preferred Stock equivalent to the dividend amount they would receive if each share of Preferred Stock were converted into common stock. The Company may not pay dividends to common stockholders

Tvardi Therapeutics, Inc.
Notes to CONDENSED Financial Statements
(Unaudited)
until all dividends accrued or declared but unpaid on the Preferred Stock have been paid in full. As of September 30, 2024 and December 31, 2023, no dividends were declared.
As of September 30, 2024 and December 31, 2023, the Company had reserved 36,014,953 and 36,078,703 shares of common stock for the conversion of outstanding shares of Preferred Stock (see Note 8, Redeemable convertible preferred stock), the exercise of outstanding stock options, and the issuance of stock options remaining available for grant under the Company’s 2018 Stock Incentive Plan (see Note 10, Stock- based compensation).
10.   Stock-based Compensation
Stock Incentive Plan
In March 2018, the Company established the 2018 Stock Incentive Plan, or the 2018 Plan, under which the Company may grant incentive stock options, non-statutory options, stock appreciation rights, awards of restricted stock, restricted stock units and other stock-based awards, collectively referred to as the Awards. Employees, officers, directors, consultants and advisors are eligible to receive awards under the 2018 Plan; however incentive stock options may only be granted to employees.
As of September 30, 2024 and December 31, 2023, the total number of shares of common stock reserved for issuance under the 2018 Plan was 6,657,329 shares. Shares of unused common stock underlying any Awards that are forfeited, canceled or reacquired by the Company prior to vesting will again be available for the grant of Awards under the 2018 Plan. Shares underlying any Awards that are forfeited, canceled, or reacquired by the Company prior to vesting, satisfied without the issuance of stock or otherwise terminated and shares that are withheld upon exercise of an option of settlement of an award to cover the exercise price or tax withholding shall be added back to the shares available for issuance under the 2018 Plan. As of September 30, 2024 and December 31, 2023, the Company had 1,008,474 shares and 1,013,786 shares, respectively, remaining available for grant under the 2018 Plan.
The 2018 Plan is administered by the Board. The Board determines the exercise prices for stock options, which may not be less than 100% of the fair market value of the Company’s common stock on the date of grant, vesting terms, and other restrictions. The Board also determines the fair value the Company’s common stock, taking into consideration its most recently available valuation of common stock performed by third parties as well as additional factors which may have changed since the date of the most recent contemporaneous valuation through the date of grant. Stock options granted under the 2018 Plan expire ten years after the grant date, unless the Board sets a shorter term, and typically vest over four years.
Fair Value Inputs
The fair value of stock option grants is estimated using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected option term is calculated based on the simplified method for awards with service-based conditions, which uses the midpoint between the vesting date and the contractual term, as the Company does not have sufficient historical data to develop an estimate based on participant behavior. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.
The following table presents, on a weighted-average basis, the assumptions used in the Black-Scholes option-pricing model to determine the fair value of stock options granted:

Tvardi Therapeutics, Inc.
Notes to CONDENSED Financial Statements
(Unaudited)
	For the Nine Months September 30,
	2024	2023
Per share fair value of common stock	$0.62	$0.52
Expected volatility	73.8%	67.4%
Expected dividends	0%	0%
Expected term (in years)	5.9	6.1
Risk-free rate	3.93%	3.56%
Stock Options
The following table summarizes option activity during the nine months ended September 30, 2024:
	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (In Years)	Intrinsic Value (In Thousands)
Outstanding as of January 1, 2024	5,509,379	$0.43	7.04	$2,699
Granted	25,000	0.92
Exercised	(63,750)	0.08
Forfeited	(19,688)	0.82
Outstanding as of September 30, 2024	5,450,941	$0.44	6.32	$2,644
Options exercisable as of September 30, 2024	4,382,734	$0.37	5.97	$2,413
Vested and expected to vest as of September 30, 2024	5,450,941	$0.44	6.32	$2,644
The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock options and the estimated fair value of the Company’s common stock for those stock options that had exercise prices lower than the estimated fair value of the Company’s common stock.
The weighted-average grant-date fair value of options granted during the nine months ended September 30, 2024 and 2023 was $0.62 and $0.52, respectively.
As of September 30, 2024, there was $0.4 million of total unrecognized compensation cost related to unvested stock options, which is expected to be recognized over a weighted-average period of 1.55 years.
The following table illustrates the classification of stock-based compensation in the statements of operations (in thousands):
	For the Nine Months Ended September 30,
	2024	2023
Research and development	$86	$84
General and administrative	154	145
Total stock-based compensation	$240	$229

Tvardi Therapeutics, Inc.
Notes to CONDENSED Financial Statements
(Unaudited)
11.   Income Taxes
For the three and nine months ended September 30, 2024 and 2023, there was no current or deferred income tax expense or benefit due to the Company’s current year losses and full valuation allowance. As of September 30, 2024, the Company evaluated all available evidence and concluded that a valuation allowance is still required against its net deferred tax assets because it is more likely than not they will not be realized in the foreseeable future..
12.   Net Loss Per Share
Basis and diluted net loss per share attributable to common stockholders was calculated as follows (dollar amounts in thousands):
	For the Nine Months Ended September 30,
	2024	2023
Numerator:
Net loss attributable to common stockholders	$(16,690)	$(12,996)
Denominator:
Weighted-average common shares outstanding, basic and diluted	19,192,595	19,134,072
Net loss per share attributable to common stockholders, basic and diluted	$(0.87)	$(0.68)
The Company’s potentially dilutive securities, which include stock options to purchase common stock and Preferred Stock, have been excluded from the computation of diluted net loss per share as the effect would be anti-dilutive. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same.
The following potentially dilutive securities have been excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:
	For the Nine Months Ended September 30,
	2024	2023
Preferred stock (as converted to common stock)	29,555,538	29,555,538
Stock options to purchase common stock	5,450,941	5,509,379
13.   Commitments and Contingencies
Legal Matters
The Company is subject to contingent liabilities, such as legal proceedings and claims, that arise in the ordinary course of business activities. The Company accrues for loss contingencies when losses become probable and are reasonably estimable. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability on the balance sheets. The Company does not accrue for contingent losses that, in its judgment, are considered to be reasonably possible, but not probable; however, it discloses the range of reasonably possible losses. As of September 30, 2024 and December 31, 2023, the Company was not a party to any material legal proceedings or claims and no liabilities were recorded for loss contingencies.
Contracts
The Company enters into contracts in the normal course of business with various third parties for preclinical research studies, clinical trials, testing, manufacturing, and other services. These contracts

Tvardi Therapeutics, Inc.
Notes to CONDENSED Financial Statements
(Unaudited)
generally provide for termination upon notice and are cancellable without significant penalty or payment, and do not contain any minimum purchase commitments.
Guarantees and Indemnifications
In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with all members of the Board that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not aware of any claims under indemnification arrangements that could have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its financial statements as of September 30, 2024 and December 31, 2023.
Other Commitments
In addition to our obligation to make potential royalty payments under the BCM First Agreement and BCM Second Agreement (both as discussed and defined in Note 14, License agreements), the Company is also obligated to pay royalties to each of its founders in an amount equal to 1% each on the worldwide net sales of TTI-101 and any derivative formulations, or any Royalty Bearing Products. These royalty obligations last, on a country-by-country basis, for the later of (i) the date on which the sale of any Royalty Bearing Products are no longer covered by a Covered Patent (as defined below) in such country, or (ii) 15 years after the first commercial sale of royalty bearing product in such country. The timing of when these royalty payments will actually be made is uncertain as the payments are contingent upon future activities, including the successful development, regulatory approval and commercialization of any Royalty Bearing Products. A Covered Patent means, subject to certain customary exceptions, an issued patent that is owned by the Company or an affiliate, or for which all rights to develop and commercialize pharmaceutical products for the treatment of any human disorder, are exclusively licensed to us or an affiliate by the owner of such patent, with the Company’s right or its affiliate’s right to grant sublicenses.
14.   License Agreements
In July 2012, Stem Med Limited Partnership, or StemMed, entered into a license agreement, or the BCM First Agreement, with Baylor College of Medicine, or BCM, for the exclusive, worldwide, sublicensable license to certain patents and patent applications related to STAT3 inhibitors in oncology and certain non-oncology indications, or the BCM Patent Rights, which are referred to together with certain cell lines, biological materials, compounds, know-how and technologies as the BCM Technology, in all fields of use. Under the license for the BCM First Agreement, the Company is permitted to make, have made, use, market, sell offer to sell, lease and import products, processes or services that incorporate, utilize, or are made with the use of the BCM Patent Rights or BCM Technology, which is referred to together as the BCM1 Licensed Products, in all fields of use.
In June 2015, StemMed entered into a second license agreement with BCM, or the BCM Second Agreement, which is referred to together with the BCM First Agreement as the BCM License Agreements, for the exclusive, worldwide, sublicensable license to certain patents and patent applications co-owned by BCM and the National Institutes of Health, or NIH, related to methods and compositions for the use of STAT3 inhibitors in certain conditions like anaphylaxis, or the Licensed Patent Rights. Under the license for the Second BCM Agreement, the Company is permitted to make, have made, use, market, sell, offer to sell,

Tvardi Therapeutics, Inc.
Notes to CONDENSED Financial Statements
(Unaudited)
lease and import products, processes or services that incorporate, utilize or are made with the use of the Licensed Patent Rights, or the BCM2 Licensed Products, in all fields of use.
StemMed assigned the BCM First Agreement and the BCM Second Agreement to the Company in connection with the transfer of all or substantially all of the assets and businesses to which the BCM License Agreements relate to in January and February 2018.
In accordance with BCM License Agreements, and in consideration for the rights and licenses granted to the Company, the Company agreed to pay BCM the following:
•
Annual maintenance fees, ranging from $30,000 to $50,000 per year, per license.

•
Milestone payments, up to a low-seven digit figure in the aggregate.

•
Royalty fees, set at low-single-digit of net sales of any BSM1 Licensed Products or BSM2 Licensed Products.

Milestones include new drug filings, clinical trial stages, and New Drug Application approval by the FDA.
The Company recorded $50,000 of annual maintenance fees during both fiscal 2024 and 2023. No milestone payments were incurred during fiscal 2024 or 2023 in relation to the initiation of two Phase 2 clinical trials. To date, no royalty fees have been incurred. All related license costs are expensed as incurred within research and development on the statements of operations.
15.   Retirement Savings Plan
The Company maintains a 401(k) Plan which is available to all employees. Under the terms of the 401(k) Plan, participants may elect to contribute up to 80% of their compensation or the statutory prescribed limits. The Company does not make any matching contributions to deferrals made by participants.
16.   Related-party Transactions
During the nine months ended September 30, 2024 and 2023, the Company did not have any transactions with related parties. The Company evaluates transactions with counterparties who may be considered related parties, including owners, members of management or affiliates and then discloses the nature and amounts of those transaction in the notes to its financial statements.
17.   Subsequent Events
Management has evaluated all other subsequent events through December 18, 2024, which was the date the financial statements were available to be issued. The Company has concluded that no subsequent events have occurred except as disclosed below.
Convertible Notes
In December 2024, the Company entered into a note purchase agreement to issue and sell convertible promissory notes (the Convertible Notes) with an aggregate principal of $28.3 million. The Convertible Notes accrue interest at 8% per annum and mature in December 2026.
Merger with Cara
On December 17, 2024, the Company entered into an agreement and plan of merger and reorganization (the Merger Agreement) with Cara Therapeutics, Inc. (Cara), and CT Convergence Merger Sub, Inc., a wholly-owned subsidiary of Cara (Merger Sub), pursuant to which Merger Sub will Merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Cara (such transaction, the Merger).

Tvardi Therapeutics, Inc.
Notes to CONDENSED Financial Statements
(Unaudited)
Upon completion of the Merger, the business of the Company will continue as the business of the surviving corporation. After the completion of the Merger, Cara will change its corporate name to Tvardi Therapeutics, Inc.
Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the Effective Time), (i) each outstanding share of common stock of Tvardi (including the shares of common stock issuable upon conversion of all shares of preferred stock of Tvardi prior to the Merger), $0.001 par value per share (Tvardi common stock), will be converted into the right to receive a number shares of common stock of Cara, $0.001 par value per share (Cara common stock) in the aggregate, based on a ratio calculated in accordance with the Merger Agreement (the Exchange Ratio) (ii) the outstanding Convertible Notes of Tvardi will be converted into shares of Cara common stock, pursuant to the terms of the Convertible Notes and assuming interest on the Convertible Notes is accrued through the anticipated Effective Time. At the Effective Time, subject to the terms and conditions of the Merger Agreement, Cara will assume outstanding and unexercised options to purchase shares of Tvardi common stock, and in connection with the Merger, they will be converted into options to purchase shares of Cara common stock based on the Exchange Ratio. As of the Effective Time, Cara’s stockholders will continue to own and hold their then existing shares of Cara common stock, subject to adjustment for a reverse stock split.
The completion of the Merger is subject to customary closing conditions, including, among other things (i) approval by the stockholders of each party of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, (ii) Nasdaq’s approval of the listing of shares of Cara common stock to be issued in connection with the Merger, (iii) the effectiveness of a registration statement filed with the SEC in connection with the Merger, and (iv) Cara net cash at the Effective Time of at least $18.0 million.

Annex A
AGREEMENT AND PLAN OF MERGER
AND REORGANIZATION
among:
CARA THERAPEUTICS, INC.
a Delaware corporation;
CT CONVERGENCE MERGER SUB, INC.,
a Delaware corporation; and
TVARDI THERAPEUTICS, INC.
a Delaware corporation
Dated as of December 17, 2024

A-i

A-ii

A-iii

Exhibits:
Exhibit A	Certain Definitions
Exhibit B-1	Form of Company Stockholder Support Agreement
Exhibit B-2	Form of Parent Stockholder Support Agreement
Exhibit C-1	Form of Company Lock-Up Agreement
Exhibit C-2	Form of Parent Lock-Up Agreement
Exhibit D	Form of Company Stockholder Written Consent
Exhibit E	Form of 2025 Equity Incentive Plan
Exhibit F	Form of 2025 Employee Stock Purchase Plan
Exhibit G	Form of CSL Asset Purchase Agreement
Schedules:
Schedule A	Company Signatories
Schedule I	Exchange Ratio
Schedule II	Parent Net Cash
Schedule 5.6(a)	Indemnification Agreements
Schedule 5.11	Directors and Officers
Schedule 5.12(a)	Investor Agreements
Schedule 5.12(b)	Specified Parent Contracts

A-iv

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of December 17, 2024, by and among CARA THERAPEUTICS, INC., a Delaware corporation (“Parent”), CT CONVERGENCE MERGER SUB, INC., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and TVARDI THERAPEUTICS, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.
RECITALS
A.   Parent and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly-owned subsidiary of Parent.
B.   The Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and by executing this Agreement, the Parties hereby adopt a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).
C.   The Parent Board has unanimously (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) authorized, approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, the change of control of Parent and other actions contemplated by this Agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve the Parent Stockholder Matters.
D.   The Merger Sub Board has unanimously (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) authorized, approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that Parent, as the sole stockholder of Merger Sub votes to adopt this Agreement and thereby approve the Contemplated Transactions.
E.   The Company Board has unanimously (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) authorized, approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to approve the Company Stockholder Matters.
F.   Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, (a) the Company Signatories (solely in their capacity as stockholders of the Company), which represent the Required Company Stockholder Vote, are executing support agreements in favor of Parent in substantially the form attached hereto as Exhibit B-1 (the “Company Stockholder Support Agreement”), and (b) the officers, directors and stockholders of the Company listed in Section A-1 of the Company Disclosure Schedule (the “Company Lock-Up Signatories”) (solely in their capacity as stockholders of the Company) are executing lock-up agreements in substantially the form attached hereto as Exhibit C-1 (the “Company Lock-Up Agreement”).
G.   Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, (a) the officers, directors and certain stockholders of Parent listed in Section A-1 of the Parent Disclosure Schedule (solely in their capacity as stockholders of Parent) are executing support agreements in favor of the Company in substantially the form attached hereto as Exhibit B-2 (the “Parent Stockholder Support Agreement”), and (b) the director(s) of Parent listed in Section A-2 of the Parent Disclosure Schedule (solely in their capacity as stockholders of Parent) are executing lock-up agreements in substantially the form attached hereto as Exhibit C-2 (the “Parent Lock-Up Agreement”).
H.   It is expected that within seven (7) Business Days after the Registration Statement is declared effective by the SEC, stockholders of the Company holding no less than the Required Company Stockholder

Vote will execute and deliver an action by written consent in substantially the form attached hereto as Exhibit D (each, a “Company Stockholder Written Consent” and collectively, the “Company Stockholder Written Consents”).
I.   Prior to or concurrently with the execution and delivery of this Agreement, certain investors have executed certain convertible notes of the Company (the “Bridge Notes”).
AGREEMENT
The Parties, intending to be legally bound, agree as follows:
Section 1.   DESCRIPTION OF TRANSACTION
1.1   The Merger.   Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).
1.2   Effects of the Merger.   The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and in the applicable provisions of the DGCL. As a result of the Merger, the Company will become a wholly-owned subsidiary of Parent.
1.3   Closing; Effective Time.   Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, the consummation of the Merger (the “Closing”) shall take place remotely on the second (2nd) Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6, 7 and 8 (other than those conditions that by their nature are to be satisfied at or immediately prior to the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Parent and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in a form reasonably acceptable to Parent and the Company (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Parent and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).
1.4   Certificate of Incorporation and Bylaws; Directors and Officers.   At the Effective Time:
(a)   the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at or immediately prior to the Effective Time, the Surviving Corporation shall file an amendment to its certificate of incorporation to change the name of the Surviving Corporation to Tvardi Operating Company, Inc. or such other name as shall be mutually agreed upon by Parent and the Company prior to filing such amendment;
(b)   the certificate of incorporation of Parent shall be identical to the certificate of incorporation of Parent immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at or immediately prior to the Effective Time, Parent shall file an amendment to its certificate of incorporation to (i) change the name of Parent to Tvardi Therapeutics, Inc.; (ii) effect the Nasdaq Reverse Split (to the extent applicable and necessary); and (iii) make such other changes as shall be mutually agreed upon by Parent and the Company prior to filing such amendment;
(c)   the bylaws of the Surviving Corporation shall be amended and restated in their entirety to read identically to the bylaws of Merger Sub as in effect immediately prior to the Effective Time

(except that the name of the Surviving Corporation in such bylaws shall reflect the name identified in Section 1.4(a)), until thereafter amended as provided by the DGCL and such bylaws;
(d)   the directors and officers of Parent, each to hold office in accordance with the certificate of incorporation and bylaws of Parent, shall be as set forth in Section 5.11 after giving effect to the provisions of Section 5.11, or such other persons as shall be mutually agreed upon by Parent and the Company; and
(e)   the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be the directors and officers of Merger Sub.
1.5   Conversion of Shares.
(a)   At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company or Parent:
(i)   any shares of Company Capital Stock held as treasury stock by the Company or held or owned by Parent, Merger Sub or any Subsidiary of Parent or the Company immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;
(ii)   subject to Section 1.5(c), each share of Company Capital Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.5(a)(i) and excluding Dissenting Shares), after giving effect to the Preferred Stock Conversion, shall be automatically converted solely into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio; and
(iii)   subject to Section 1.5(c), each Bridge Note outstanding immediately prior to the Effective Time shall be automatically converted solely into the right to receive a number of shares of Parent Common Stock in accordance with Section 2(d) of such Bridge Note and calculated in accordance with Schedule I.
(b)   If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with the Company, then the shares of Parent Common Stock issued in exchange for such shares of Company Capital Stock at the Effective Time will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Parent Common Stock shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement in accordance with its terms.
(c)   No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Capital Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, in lieu of such fraction of a share be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the Parent Closing Price.
(d)   All Company Options outstanding immediately prior to the Effective Time under the Company Plan shall be treated in accordance with Section 5.5(a).
(e)   Each share of common stock, $0.0001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly-issued, fully-paid and nonassessable share of common stock, $0.0001 par value per share, of the Surviving Corporation. Each stock certificate or book-entry share of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.
(f)   If, between the time of calculating the Exchange Ratio and the Effective Time, the outstanding shares of Company Capital Stock or Parent Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Nasdaq Reverse Split to the extent such split has not been previously taken into account in calculating the Exchange Ratio), combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock, Parent Common Stock and Company Options with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split (including the Nasdaq Reverse Split), combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Capital Stock or Parent Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.
1.6   Calculation of Parent Net Cash.
(a)   For the purposes of this Agreement, the “Anticipated Closing Date” shall be the date, as agreed upon by Parent and the Company at least fifteen (15) calendar days prior to the Parent Stockholders’ Meeting, to be the anticipated date for Closing. At least fifteen (15) calendar days prior to the Parent Stockholders’ Meeting, Parent shall deliver to the Company a schedule (the “Net Cash Schedule”) setting forth Parent’s estimated calculation of Parent Net Cash, including each component thereof (the “Net Cash Calculation”) as of the Anticipated Closing Date prepared and certified by Parent’s Chief Financial Officer (or if there is no Chief Financial Officer, the principal accounting officer of Parent). Parent shall make available to the Company the work papers and back-up materials used or useful in preparing the Net Cash Schedule (including, with respect to Transaction Expenses, estimated final invoices and current accounts receivable from each advisor to Parent) and, as reasonably requested by the Company, Parent’s accountants and counsel at reasonable times and upon reasonable notice.
(b)   Within three (3) Business Days after delivery of the Net Cash Schedule (the “Response Date”), the Company will have the right to dispute any part of the Net Cash Schedule by delivering a written notice to that effect to Parent (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail the nature of any proposed revisions to the Net Cash Calculation.
(c)   If on or prior to the Response Date, the Company (i) notifies Parent in writing that it has no objections to the Net Cash Calculation or (ii) fails to deliver a Dispute Notice as provided in Section 1.6(b) then the Net Cash Calculation as set forth in the Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent Parent Net Cash as of the Anticipated Closing Date for purposes of this Agreement.
(d)   If the Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of both Parties shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Parent Net Cash, which agreed upon Parent Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent Parent Net Cash as of the Anticipated Closing Date for purposes of this Agreement.
(e)   If Parent and the Company are unable to negotiate an agreed-upon determination of Parent Net Cash as of the Anticipated Closing Date pursuant to Section 1.6(d) within three (3) calendar days after delivery of the Dispute Notice (or such other period as Parent and the Company may mutually agree upon), then Parent and the Company shall jointly select an independent auditor of recognized national standing (the “Accounting Firm”) to resolve any remaining disagreements as to the Net Cash Calculation. Parent shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Net Cash Schedule, and Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within ten (10) calendar days of accepting its selection. The Company and Parent shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of the Company and Parent. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Parent Net Cash made by the Accounting Firm shall be final and binding upon the Parties and shall be deemed to have been finally determined for purposes of this Agreement and to represent Parent Net Cash as of the Anticipated Closing Date for purposes of this Agreement, and the Parties shall delay the Closing until the resolution of the matters described in this Section 1.6(e). The fees and expenses of the Accounting Firm shall be allocated between Parent and the Company in the same proportion that the disputed amount of Parent Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of Parent Net Cash. If this Section 1.6(e) applies as to the determination of Parent Net Cash as of the Anticipated Closing Date described in Section 1.6(a), upon resolution of the matter in accordance with this Section 1.6(e), the Parties shall not be required to determine Parent Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Party may request a re-determination of Parent Net Cash if the Closing Date is more than five (5) Business Days after the Anticipated Closing Date.
1.7   Closing of the Company’s Transfer Books.   At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.5(a), and all holders of certificates or book-entry shares representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Capital Stock outstanding immediately prior to the Effective Time (including any certificates representing the Company Preferred Stock that were converted or exercised in connection with the conversion of Company Preferred Stock (a “Company Stock Certificate”)) is presented to the Exchange Agent or to the Surviving Corporation, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Sections 1.5 and 1.8.
1.8   Surrender of Certificates.
(a)   Prior to the Closing Date, Parent and the Company shall agree upon and select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”), and enter into an exchange agent agreement, in a form reasonably acceptable to the Company. At the Effective Time, Parent shall deposit with the Exchange Agent: (i) evidence of book-entry shares representing the Parent Common Stock issuable pursuant to Section 1.5(a); and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(c). The Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”
(b)   Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive the Merger Consideration instructions for effecting the surrender of any Company Stock Certificates, or uncertificated shares of Company Capital Stock, in exchange for shares of Parent Common Stock. Upon surrender of a Company Stock Certificate or other reasonable evidence of the ownership of uncertificated Company Capital Stock to the Exchange Agent for exchange, together with such other documents as may be reasonably required by the Exchange Agent or Parent (including a properly completed IRS Form W-9 or the appropriate version of IRS Form W-8, as applicable): (A) the holder of such Company Capital Stock shall be entitled to receive in exchange therefor book-entry shares representing the Merger Consideration (in a number of whole shares of Parent Common Stock) that such holder has the right to receive pursuant to the provisions of Section 1.5(a) (and cash in lieu of any fractional share of Parent Common Stock pursuant to the provisions of Section 1.5(c)); and (B) such Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.8(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive book-entry shares of Parent Common Stock representing the Merger Consideration (and cash in lieu of any fractional share of Parent Common Stock). If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the delivery of any shares of Parent Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate and post a bond indemnifying Parent against any claim suffered by Parent related to the lost, stolen or destroyed Company Stock Certificate as Parent may reasonably request. In the event of a transfer of ownership of a Company Stock Certificate that is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a Person other than the Person in whose name such Company Stock Certificate so surrendered is registered if such Company Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the transfer or establish to the satisfaction of Parent that such Taxes have been paid or are not applicable. The Merger Consideration and any dividends or other distributions as are payable pursuant to Section 1.8(c) shall be deemed to have been in full satisfaction of all rights pertaining to Company Capital Stock formerly represented by such Company Stock Certificates.
(c)   No dividends or other distributions declared or made with respect to Parent Common Stock with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or provides an affidavit of loss, theft or destruction in lieu thereof in accordance with this Section 1.8 together with such other documents as may be reasonably required by the Exchange Agent or Parent (at which time (or, if later, on the applicable payment date) such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).
(d)   Any portion of the Exchange Fund that remains undistributed to holders of Company Capital Stock as of the date that is one (1) year after the Closing Date shall be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.8 shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to shares of Parent Common Stock.
(e)   No Party to this Agreement shall be liable to any holder of any Company Capital Stock or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.
1.9   Appraisal Rights.
(a)   Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration described in Section 1.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or shall have effectively withdrawn or lost their right to appraisal of such shares of

Company Capital Stock under the DGCL (whether occurring before, at or after the Effective Time) shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest, attributable to such Dissenting Shares upon their surrender in the manner provided in Sections 1.5 and 1.8.
(b)   The Company shall give Parent prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), make any payment with respect to, or settle or offer to settle, any such demands, or approve any withdrawal of any such demands or agree to do any of the foregoing.
1.10   Further Action.   If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.
1.11   Withholding.   The Parties and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Capital Stock or any other Person such amounts as such Party or the Exchange Agent reasonably determines it is required to deduct and withhold under the Code or any other Law with respect to the making of such payment. To the extent that amounts are so deducted and withheld and paid to the appropriate Governmental Body, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.
Section 2.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Subject to Section 10.13(j), except as set forth in the disclosure schedule delivered by the Company to Parent concurrently herewith (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:
2.1   Due Organization; Subsidiaries.
(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound, except where the failure to have such power or authority would not reasonably be expected to prevent or materially delay the ability of the Company to consummate the Contemplated Transactions.
(b)   The Company is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.
(c)   The Company does not have, and has never had, any Subsidiaries, and the Company does not own any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity.
(d)   The Company is not, nor has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. The Company has not agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. The Company has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
2.2   Organizational Documents.   The Company has made available to Parent accurate and complete copies of the Organizational Documents of the Company in effect as of the date of this Agreement. The Company is not in material breach or violation of its respective Organizational Documents.
2.3   Authority; Binding Nature of Agreement.
(a)   The Company has all necessary corporate power and authority to enter into this Agreement and, subject, with respect to the Company, to receipt of the Required Company Stockholder Vote, to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Company Board (at a meeting duly called and held or by written consent in lieu of a meeting) has unanimously: (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders; (ii) authorized, approved and declared advisable this Agreement and the Contemplated Transactions; and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to approve the Company Stockholder Matters.
(b)   This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. Prior to the execution of the Company Stockholder Support Agreements, the Company Board approved the Company Stockholder Support Agreements and the transactions contemplated thereby.
2.4   Vote Required.   The affirmative vote (or written consent) of the holders of (a) a majority of the then-outstanding shares of Series A Preferred Stock voting as a separate class, (b) a majority of the then-outstanding shares of Series B Preferred Stock voting as a separate class, and (c) a majority of the then-outstanding shares of the capital stock of the Company on an as-converted to Company Common Stock basis (collectively, the “Required Company Stockholder Vote”), is the only vote (or written consent) of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions.
2.5   Non-Contravention; Consents.
(a)   Subject to obtaining the Required Company Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):
(i)   contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of the Company;
(ii)   contravene, conflict with or result in a violation of, or give any Governmental Body or any other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which the Company, or any of the assets owned or used by the Company, is subject, except as would not reasonably be expected to be material to the Company or its business;
(iii)   contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company, except as would not reasonably be expected to be material to the Company or its business;

(iv)   contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Company Material Contract; (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract; (C) accelerate the maturity or performance of any Company Material Contract; or (D) cancel, terminate or modify any term of any Company Material Contract, except in the case of any non-material breach, default, penalty or modification; or
(v)   result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Company (except for Permitted Encumbrances).
(b)   Except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (ii) the Required Company Stockholder Vote, and (iii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, the Company is not, nor will it be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of the Company to consummate the Contemplated Transactions.
(c)   The Company Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement, the Company Stockholder Support Agreements, the Company Lock-Up Agreements and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Company Stockholder Support Agreements, the Company Lock-Up Agreements or any of the Contemplated Transactions.
2.6   Capitalization.
(a)   The authorized Company Capital Stock as of the date of this Agreement consists of (i) 58,251,629 shares of Company Common Stock, par value $0.001 per share, of which 19,197,914 shares have been issued and are outstanding as of the date of this Agreement, and (ii) 29,723,540 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock”), 9,499,999 shares of which have been designated Series A Preferred Stock (the “Series A Preferred Stock”), all of which have been issued and are outstanding as of the date of this Agreement and 20,223,541 shares of which have been designated Series B Preferred Stock (the “Series B Preferred Stock”), 20,055,539 shares of which have been issued and are outstanding as of the date of this Agreement. The Company does not hold any shares of its capital stock in its treasury. Section 2.6(a) of the Company Disclosure Schedule lists, as of the date of this Agreement each record holder of issued and outstanding Company Capital Stock and the number and type of shares of Company Capital Stock held by such holder.
(b)   All of the outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Except as set forth in the Investor Agreements, none of the outstanding shares of Company Capital Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Company Capital Stock is subject to any right of first refusal in favor of the Company. Except as contemplated herein and in the Investor Agreements, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Capital Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Capital Stock or other securities. Section 2.6(b) of the Company Disclosure Schedule accurately and completely lists all repurchase rights held by the Company with respect to shares of Company Capital Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable and whether the holder of such shares of Company Capital Stock timely filed an election with the relevant Governmental Bodies under Section 83(b) of the Code with respect to such shares. Each share of Company Preferred Stock is convertible into one share of Company Common Stock.
(c)   Except for the Company’s 2018 Stock Incentive Plan (the “Company Plan”), the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, the Company has reserved 6,657,329 shares of Company Common Stock for issuance under the Company Plan, of which 5,450,941 shares have been issued and are currently outstanding. Section 2.6(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the optionee; (ii) the number of shares of Company Common Stock subject to such Company Option at the time of grant; (iii) the number of shares of Company Common Stock subject to such Company Option as of the date of this Agreement; (iv) the exercise price of such Company Option; (v) the date on which such Company Option was granted; (vi) the applicable vesting schedule, including the number of vested and unvested Company Options as of the date of this Agreement; (vii) the date on which such Company Option expires; and (viii) whether such Company Option is intended to constitute an “incentive stock option” (as defined in the Code) or a non-qualified stock option. The Company has made available to Parent an accurate and complete copy of the Company Plan and all stock option agreements evidencing outstanding options granted thereunder. Section 2.6(c) of the Company Disclosure Schedule sets forth a list of Company Options that have accelerated vesting in connection with the closing of the Contemplated Transactions.
(d)   Except for the Company Options set forth in Section 2.6(c) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company; or (iii) condition or circumstance that could be reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company.
(e)   All outstanding shares of Company Common Stock, Company Preferred Stock, Company Options and other securities of the Company have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Laws, and (ii) all requirements set forth in applicable Contracts.
2.7   Financial Statements.
(a)   Concurrently with the execution hereof, the Company has provided to Parent true and complete copies of (i) the Company’s audited balance sheets at December 31, 2023 and 2022, together with related audited consolidated statements of income, stockholders’ equity and cash flows, and notes thereto, of the Company for the fiscal years then ended (the “Company 2023 and 2022 Audited Financial Statements”), and (ii) the Company Unaudited Interim Balance Sheet, together with the unaudited consolidated statements of income, stockholders’ equity and cash flows of the Company for the period reflected in the Company Unaudited Interim Balance Sheet (the “Company 2024 Interim Financial Statements,” and collectively, the “Company Financials”). The Company Financials were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as may be indicated in the notes to such financial statements and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments, none of which are reasonably expected to be material in amount) and fairly present, in all material respects, the financial position and operating results of the Company as of the dates and for the periods indicated therein.

(b)   The Company maintains accurate books and records reflecting their assets and liabilities and maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and to maintain accountability of the Company’s assets; (iii) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for the Company’s assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. The Company maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.
(c)   Section 2.7(c) of the Company Disclosure Schedule lists, and the Company has delivered to Parent accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as described in Instruction 8 to Item 303(b) of Regulation S-K as promulgated under the Securities Act) effected by the Company since January 1, 2021.
(d)   Since January 1, 2021, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Company Board or any committee thereof. Since January 1, 2021, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company, or (iii) any claim or allegation regarding any of the foregoing.
2.8   Absence of Changes.
(a)   Between the date of the Company Unaudited Interim Balance Sheet and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, including the Contemplated Transactions).
(b)   Between the date of the Company Unaudited Interim Balance Sheet and the date of this Agreement, there has not been any Company Material Adverse Effect.
(c)   Between the date of the Company Unaudited Interim Balance Sheet and the date of this Agreement, there has not been any action, event or occurrence that would have required the consent of Parent pursuant to Section 4.2(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.
2.9   Absence of Undisclosed Liabilities.   As of the date of this Agreement, the Company does not have any liability, indebtedness, obligation or expense of any kind, whether accrued, absolute, contingent, matured or unmatured (whether or not required to be reflected in the financial statements in accordance with GAAP) (each a “Liability”), individually or in the aggregate, of a type required to be recorded or reflected on a balance sheet or disclosed in the footnotes thereto under GAAP except for: (a) Liabilities disclosed, reflected or reserved against in the Company Unaudited Interim Balance Sheet; (b) Liabilities that have been incurred by the Company since the date of the Company Unaudited Interim Balance Sheet in the Ordinary Course of Business; (c) Liabilities for performance of obligations of the Company under Company Material Contracts which have not resulted from a breach of such Company Material Contracts, breach of warranty, tort, infringement or violation of Law; (d) Liabilities incurred in connection with the Contemplated Transactions; and (e) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to the Company.

2.10   Title to Assets.   The Company owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Company Unaudited Interim Balance Sheet; and (b) all other tangible assets reflected in the books and records of the Company as being owned by the Company. All of such assets are owned or, in the case of leased assets, leased by the Company free and clear of any Encumbrances, other than Permitted Encumbrances.
2.11   Real Property; Leasehold.   The Company does not own and has never owned any real property. The Company has made available to Parent (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company, and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder. The Company’s use and operation of each such leased property conforms to all applicable Laws in all material respects, and the Company has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Encumbrances other than Permitted Encumbrances.
2.12   Intellectual Property.
(a)   Section 2.12(a) of the Company Disclosure Schedule accurately identifies (i) the name of the applicant/registrant, (ii) the jurisdiction of application/registration, (iii) the application or registration number and (iv) any other co-owners, for each item of Registered IP owned in whole or in part by the Company (the “Company Owned Registered IP”). Each of the patents and patent applications included in the Company Owned Registered IP properly identifies by name each and every inventor of the inventions claimed therein as determined in accordance with applicable Laws of the United States. To the Company’s Knowledge, (A) the Company Owned Registered IP is valid, enforceable and subsisting, and in full force and effect, (B) none of the Company Owned Registered IP has been misused, withdrawn, cancelled, expired, or abandoned, and (C) all application, registration, issuance, renewal and maintenance fees due for the Company Owned Registered IP having a due date on or before the date of this Agreement have been paid in full and are current. To the Company’s Knowledge, with respect to each item of Company Owned Registered IP and each patent application from which such Company Owned Registered IP claims priority, all statements made and information presented to the applicable patent office by or on behalf of the Company or any inventor thereof, or their respective patent counsel, during the prosecution thereof are accurate and complete and comply with 37 CFR 1.56. As of the date of this Agreement, no interference, opposition, reissue, reexamination, derivation, inter partes review, or other proceeding of any nature (other than initial examination proceedings and other than in the ordinary course of prosecution and maintenance) is pending or, to the Company’s Knowledge, threatened in writing, in which the scope, validity, enforceability, or ownership of any Company Owned Registered IP is being or has been contested or challenged.
(b)   The Company owns or co-owns all right, title and interest in and to all Company IP, free and clear of all Encumbrances other than Permitted Encumbrances and, to the Company’s Knowledge, has the right, pursuant to a Company In-bound License to use all other material Intellectual Property Rights used by the Company in its businesses as currently conducted. The Company IP and the Intellectual Property Rights licensed to the Company pursuant to a Company In-bound License (the “Company In-Licensed IP”) are all the Intellectual Property Rights necessary to operate the business of the Company as currently conducted and as proposed to be conducted as of the date of this Agreement. No Company Associate owns or has any claim, right (whether or not currently exercisable) or interest to or in any Company IP, and each Company Associate involved in the creation or development of any material Company IP, pursuant to such Company Associate’s activities on behalf of the Company, has signed or has the obligation to sign a valid, enforceable written agreement containing a present assignment of all of such Company Associate’s rights in such Company IP to the Company (without further payment being owed to any such Company Associate and without any restrictions or obligations on the Company’s ownership or use thereof (except for the obligation to pay service fee pursuant to the terms of the applicable service agreements that is not based on the revenues or profits of the Company)) and confidentiality provisions protecting the Company IP, which, to the Company’s Knowledge, has not been breached by such Company Associate. Without limiting the foregoing, the Company has taken commercially reasonable steps to protect, maintain and enforce all Company IP and Company In-Licensed IP, including the secrecy, confidentiality and value of trade secrets and other confidential information therein, and to the Company’s Knowledge there have been no authorized disclosures of any Company IP or Company In-Licensed IP. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will conflict with, alter or impair any of the Company’s or, following the Closing, Parent’s, rights in or to any Company IP or Company In-Licensed IP or cause any payments of any kind to be due or payable to any Person.
(c)   To the Company’s Knowledge, no funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational or academic institution has been used, in whole or in part, to create any Company IP or any Company In-Licensed IP, except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership or other rights (including any “march in” rights or a right to direct the location of manufacturing of products) to such Company IP or Company In-Licensed IP or the right to receive royalties or other consideration for the practice of such Company IP or Company In-Licensed IP. To the Company’s Knowledge, no Company Associate who was involved in, or who contributed to, the creation or development of any Company IP or any Company In-Licensed IP, has performed services for a Governmental Body or any university, college, research institute or other educational or academic institution in a manner that would affect the Company’s interest in Company IP or any Company In-Licensed IP.
(d)   Section 2.12(d) of the Company Disclosure Schedule sets forth each license agreement pursuant to which the Company (i) is granted a license under any Intellectual Property Right owned by any third party (each a “Company In-bound License”), or (ii) grants to any third party a license, option, covenant not to sue or other right under any Company IP or any Company In-Licensed IP (each a “Company Out-bound License”) (provided, that, Company In-bound Licenses shall not include material transfer agreements, clinical trial agreements, services agreements, non-disclosure agreements, commercially-available Software-as-a-Service offerings, off-the-shelf software licenses or generally-available patent license agreements, in each case entered into in the Ordinary Course of Business on a non-exclusive basis and where the license is incidental to the primary purpose of the relevant Contracts; and Company Out-bound Licenses shall not include material transfer agreements, clinical trial agreements, services agreements, non-disclosure agreements, or non-exclusive outbound licenses, in each case entered into in the Ordinary Course of Business on a non-exclusive basis and that do not grant any commercial rights to any products or services of the Company). To the Company’s Knowledge, no other party to any Company In-bound License or Company Out-bound License has breached or is in breach of any of its obligations under any Company In-bound License or Company Out-bound License.
(e)   To the Company’s Knowledge: (i) the operation of the businesses of the Company as currently conducted or as proposed to be conducted as of the date of this Agreement does not infringe or misappropriate or otherwise violate any Intellectual Property Right owned by any other Person; and (ii) no other Person is infringing, misappropriating or otherwise violating any Company IP or any Company In-Licensed IP. As of the date of this Agreement, no Legal Proceeding is pending (or, to the Company’s Knowledge, is threatened in writing) (A) against the Company alleging that the operation of the businesses of the Company infringes or constitutes the misappropriation or other violation of any Intellectual Property Rights of another Person or (B) by the Company alleging that another Person has infringed, misappropriated or otherwise violated any of the Company IP or any Company In-Licensed IP. Since January 1, 2021, the Company has not received any written notice or other written communication alleging that the operation of the business of the Company infringes or constitutes the misappropriation or other violation of any Intellectual Property Right of another Person.

(f)   None of the Company IP or, to the Company’s Knowledge, any Company In-Licensed IP is subject to any pending or outstanding injunction, directive, order, decree, settlement, judgment or other disposition of dispute that adversely and materially restricts the use, transfer, registration or licensing by the Company of any such Company IP or Company In-Licensed IP or otherwise would reasonably be expected to adversely affect the validity, scope, use, registrability, or enforceability of any Company IP or Company In-Licensed IP.
(g)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the operation of the Company’s businesses are in substantial compliance with all applicable Laws pertaining to data privacy and data security of any personally identifiable information and sensitive business information (collectively, “Sensitive Data”) in the Company’s possession, custody, or control. Since January 1, 2021, there have been (i) no material losses or thefts of data or security breaches relating to Sensitive Data used in the business of the Company, (ii) no violations of any security policy of the Company regarding any such Sensitive Data, (iii) no unauthorized access to or unauthorized use of any Sensitive Data used in the business of the Company, and (iv) no unintended or improper disclosure of any personally identifiable information in the possession, custody or control of the Company, or a contractor or agent acting on behalf of the Company, in each case of clauses (i) through (iv), except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.
(h)   The Company is not now nor has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that would reasonably be expected to require or obligate any of the Company to grant or offer to any other Person any license or right to any Company IP or Company In-Licensed IP.
(i)   Solely with respect to Intellectual Property Rights for which the Company controls the filing, prosecution, or maintenance and to the Company’s Knowledge: (i) all information to the Knowledge of Company relating to the subject matter of the claims of the Company IP or Company In-Licensed IP has been disclosed to the United States Patent and Trademark Office (“USPTO”) to the extent required by 37 C.F.R. § 1.56 or any applicable patent office in any other jurisdiction to the extent required by the applicable rules and regulations in such jurisdiction; (ii) all material information submitted to the USPTO and any applicable patent office in any other jurisdiction in connection with the Company IP or Company In-Licensed IP, and in connection with the prosecution thereof, was accurate in all material respects at the time it was submitted; (iii) the Company, with respect to any of the Company IP or Company In-Licensed IP, has not made any material misrepresentation or concealed any material information from the USPTO in violation of 37 C.F.R. Section § 1.56 or from any applicable patent office in any other jurisdiction in violation of the applicable rules and regulations in such jurisdiction, and (iv) each item of Company IP or Company In-Licensed IP is valid, subsisting, enforceable and in full force and effect and has not been cancelled, expired, or abandoned.
2.13   Agreements, Contracts and Commitments.
(a)   Section 2.13(a) of the Company Disclosure Schedule lists the following Company Contracts in effect as of the date of this Agreement (other than any Company Benefit Plans) (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):
(i)   each Company Contract that would be a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act (for purposes of this provision, assuming the Company was subject to the public reporting requirements of the Exchange Act);
(ii)   each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;
(iii)   each Company Contract containing (A) any covenant limiting the freedom of the Company or the Surviving Corporation to engage in any line of business or compete with any Person, (B) any “most-favored nations” pricing provision or marketing or distribution rights related to any products or territory, (C) any exclusivity provision, (D) any agreement to purchase minimum quantity of goods or services, or (E) any material non-solicitation provision applicable to the Company;
(iv)   each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $200,000 pursuant to its express terms and not cancelable without penalty;
(v)   each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;
(vi)   each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $50,000 or creating any material Encumbrances with respect to any assets of the Company or any loans or debt obligations with officers or directors of the Company;
(vii)   each Company Contract requiring payment by or to the Company after the date of this Agreement in excess of $300,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, collaboration, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property Rights that will not be owned, in whole or in part, by the Company; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case, except for Contracts entered into in the Ordinary Course of Business;
(viii)   each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions;
(ix)   each Company Real Estate Lease;
(x)   each Company Contract with any Governmental Body;
(xi)   each Company Out-bound License and Company In-bound License;
(xii)   each Company Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of the Company; or
(xiii)   any other Company Contract that is not terminable at will (with no penalty or payment) by the Company, as applicable, and (A) which involves payment or receipt by the Company after the date of this Agreement under any such Company Contract of more than $300,000 in the aggregate, or obligations after the date of this Agreement in excess of $300,000 in the aggregate, or (B) that is material to the business or operations of the Company.
(b)   The Company has delivered or made available to Parent accurate and complete copies of all Company Material Contracts, including all amendments thereto. There are no Company Material Contracts that are not in written form. The Company has not, nor, to the Company’s Knowledge, has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of, or Laws applicable to, any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages or pursue other legal remedies which would reasonably be expected to be material to the Company or its business or operations. As to the Company, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability

Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.
2.14   Compliance; Permits; Restrictions.
(a)   The Company is, and since January 1, 2021, has been, in compliance in all material respects with all applicable Laws, including applicable provisions of the Federal Food, Drug, and Cosmetic Act (“FDCA”), the U.S. Food and Drug Administration (“FDA”) regulations adopted thereunder, the Public Health Service Act (“PHSA”) and any other similar Law administered or promulgated by the FDA or other comparable Governmental Body responsible for regulation of the development, nonclinical and clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug and biopharmaceutical products (each, a “Drug Regulatory Agency”), except for any noncompliance, either individually or in the aggregate, which would not be material to the Company. No claim, suit, proceeding, audit or, to the Company’s Knowledge, investigation or other action by any Governmental Body is pending or, to the Company’s Knowledge, threatened against the Company. There is no agreement, judgment, injunction, order or decree binding upon the Company which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company, any acquisition of material property by the Company or the conduct of business by the Company as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.
(b)   The Company holds all required Governmental Authorizations that are material to the operation of the business of the Company as currently conducted (the “Company Permits”). Section 2.14(b) of the Company Disclosure Schedule identifies each Company Permit. The Company holds all right, title and interest in and to all Company Permits free and clear of any Encumbrance. The Company is in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Company’s Knowledge, threatened, which seeks to revoke, limit, suspend, or materially modify any Company Permit. The rights and benefits of each Company Permit will be available to the Surviving Corporation, as applicable, immediately after the Effective Time on terms substantially identical to those enjoyed by the Company as of the date of this Agreement and immediately prior to the Effective Time.
(c)   There are no proceedings pending or, to the Company’s Knowledge, threatened with respect to an alleged material violation by the Company of the FDCA, FDA regulations adopted thereunder, the PHSA or any other similar Law administered or promulgated by any Drug Regulatory Agency. The Company is not currently conducting or addressing, and, to the Company’s Knowledge, there is no basis to expect that it will be required to conduct or address, any corrective actions, including product recalls or clinical holds.
(d)   All clinical, nonclinical and other studies and tests conducted by or on behalf of, or sponsored by, the Company, or in which the Company or its current product candidates have participated, were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including 21 C.F.R. Parts 50, 54, 58 and 312. Since January 1, 2021, the Company has not received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring or threatening to initiate the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, the Company or in which the Company or its current product candidates have participated. The Company has made available to Parent true and complete copies of all material notices, correspondence or other communications received by the Company from any Drug Regulatory Agency.

(e)   The Company is not the subject of any pending or, to the Company’s Knowledge, threatened investigation by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Company’s Knowledge, the Company has not committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products, that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. Neither the Company nor any of its respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) under 42 U.S.C. §§ 1320a-7 or 1320a-7a or any similar applicable Law. No debarment or exclusionary claims, actions, proceedings or investigations in respect of its business or products are pending or, to the Company’s Knowledge, threatened against the Company or any of its respective officers, employees, or to the Company’s Knowledge, agents.
2.15   Legal Proceedings; Orders.
(a)   As of the date of this Agreement, there is no pending Legal Proceeding and, to the Company’s Knowledge, no Person has threatened to commence any Legal Proceeding: (i) that involves (A) the Company, (B) any Company Associate (in his or her capacity as such) or (C) any of the material assets owned or used by the Company; or (ii) that challenges, or that would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.
(b)   Since January 1, 2021, no Legal Proceeding has been pending against the Company that resulted in material liability to the Company.
(c)   There is no order, writ, injunction, judgment or decree to which the Company, or any of the material assets owned or used by the Company, is subject. To the Company’s Knowledge, no officer or employee of the Company is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or to any material assets owned or used by the Company.
2.16   Tax Matters.
(a)   The Company has timely filed all income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all applicable Law. No written claim has ever been made by any Governmental Body in any jurisdiction where the Company does not file a particular Tax Return or pay a particular Tax that the Company or such Subsidiary is subject to taxation by that jurisdiction.
(b)   All income and other material Taxes due and owing by the Company on or before the date of this Agreement (whether or not shown on any Tax Return) have been fully paid. The unpaid Taxes of the Company did not, as of the date of the Company Unaudited Interim Balance Sheet, materially exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) set forth on the face of the Company Unaudited Interim Balance Sheet. Since the date of the Company Unaudited Interim Balance Sheet, the Company has not incurred any material Liability for Taxes outside the Ordinary Course of Business.
(c)   All Taxes that the Company are or were required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors, stockholders, equityholders, lenders, customers or other third parties, and have been timely paid to the proper Governmental Body or other Person or properly set aside in accounts for this purpose.
(d)   There are no Encumbrances for material Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company.

(e)   No deficiencies for income or other material Taxes with respect to the Company have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending or ongoing, and, to the Company’s Knowledge, threatened audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of the Company. The Company (nor any of its predecessors) has not waived any statute of limitations in respect of any income or other material Taxes or agreed to any extension of time with respect to any income or other material Tax assessment or deficiency.
(f)   The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(g)   The Company is not a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement, other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes.
(h)   Neither Parent nor the Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes made on or prior to the Closing Date; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) entered into on or prior to the Closing Date; (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; (vii) application of Section 367(d) of the Code to any transfer of intangible property on or prior to the Closing Date; (viii) application of Sections 951 or 951A of the Code (or any similar provision of state, local or foreign Law) to any income received or accrued on or prior to the Closing Date; or (ix) election under Section 108(i) of the Code (or any similar provision of state, local or foreign Law) made on or prior to the Closing Date. The Company has not made any election under Section 965(h) of the Code.
(i)   The Company has never been (i) a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is the Company) or (ii) a party to any joint venture, partnership, or other arrangement that is treated as a partnership for U.S. federal income Tax purposes. The Company has no Liability for any material Taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor.
(j)   The Company (i) is not a “controlled foreign corporation” as defined in Section 957 of the Code, (ii) is not a “passive foreign investment company” within the meaning of Section 1297 of the Code, or (iii) and has never had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise had an office or fixed place of business in a country other than the country in which it is organized.
(k)   The Company has not participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.
(l)   The Company has not taken any action, nor to the Company’s Knowledge is there any fact that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.
(m)   The Company has not availed itself of any Tax relief pursuant to any Pandemic Response Laws that could reasonably be expected to materially impact the Tax payment or Tax reporting obligations of Parent and its Affiliates (including the Company) after the Closing Date.

(n)   No material claim has been made in writing by any Governmental Body in a jurisdiction where the Company or any of its Subsidiaries do not currently file or have filed a Tax Return that the Company or any of its Subsidiaries are or may be subject to taxation by such jurisdiction.
(o)   The Company is a corporation for U.S. federal income Tax purposes under Section 7701 of the Code.
(p)   The Company has not distributed stock of another Person, nor had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.
(q)   To the Company’s Knowledge, the Company has not been, is not, and immediately prior to the Closing Date will not be, treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.
For purposes of this Section 2.16, each reference to the Company shall be deemed to include any Person that was liquidated into, merged with, or otherwise a predecessor to, the Company.
2.17   Employee and Labor Matters; Benefit Plans.
(a)   Section 2.17(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, all Company Benefit Plans, including each Company Benefit Plan that provides for retirement, change in control, stay or retention, deferred compensation, incentive compensation, severance or retiree medical or life insurance benefits. “Company Benefit Plan” means the following, but in all events exclusive of any arrangement maintained by a professional employer organization or other third-party employer: each (i) “employee benefit plan” as defined in Section 3(3) of ERISA and (ii) other pension, retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment, consulting, severance, change-of-control, retention, health, life, disability, group insurance, paid-time off, holiday, welfare and fringe benefit plan, program, agreement, contract, or arrangement (other than regular salary or wages) (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen or terminated), in either case, maintained, contributed to, or required to be contributed to, by the Company or Company ERISA Affiliates for the benefit of any current or former employee, director, officer or independent contractor of the Company or under which the Company has any actual or contingent liability (including as to the result of it being treated as a single employer under Section 414 of the Code with any other person).
(b)   As applicable with respect to each material Company Benefit Plan, the Company has made available to Parent, true and complete copies of (i) each material Company Benefit Plan, including all amendments thereto, and in the case of an unwritten material Company Benefit Plan, a written description thereof, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the three (3) most recently filed annual reports on Form 5500 and all schedules thereto, (v) the most recent IRS determination, opinion or advisory letter, (vi) the three (3) most recent nondiscrimination testing reports, actuarial reports, financial statements, (vii) all records, notices and filings concerning IRS or United States Department of Labor or other Governmental Body audits or investigations since January 1, 2021, (viii) each written report constituting a valuation of the Company’s capital stock for purposes of Sections 409A or 422 of the Code, whether prepared internally by the Company or by an outside, third-party valuation firm, and (ix) all material written materials provided to employees or participants relating to the amendment, termination, establishment, or increase or decrease in benefits under any Company Benefit Plan.
(c)   Each Company Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and all other applicable Laws.

(d)   The Company Benefit Plans which are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code have received determination or opinion letters from the IRS on which they may currently rely to the effect that such plans are qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, and, to the Company’s Knowledge, nothing has occurred that would reasonably be expected to materially adversely affect the qualification of such Company Benefit Plan or the tax exempt status of the related trust.
(e)   None of the Company nor any Company ERISA Affiliate sponsors, maintains, contributes to, is required to contribute to, or has any liability with respect to, or has within the past six (6) years sponsored, maintained, contributed to, or been required to contribute to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code), or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), and none of the Company or any of its respective ERISA Affiliates has, within the preceding six (6) years, incurred a complete or partial withdrawal from any “multiemployer plan” or otherwise incurred any liability under Section 4202 of ERISA.
(f)   There are no pending audits or investigations by any Governmental Body involving any Company Benefit Plan, and no pending or, to the Company’s Knowledge, threatened claims (except for individual claims for benefits payable in the normal operation of the Company Benefit Plans), suits or proceedings involving any Company Benefit Plan, any fiduciary thereof or service provider thereto. All contributions and premium payments required to have been made under any of the Company Benefit Plans or by applicable Law (without regard to any waivers granted under Section 412 of the Code), have been timely made and neither the Company nor any Company ERISA Affiliate has any liability for any unpaid contributions with respect to any Company Benefit Plan (other than contributions which may continue to be accrued in the Ordinary Course of Business).
(g)   Neither the Company or Company ERISA Affiliates, nor, to the Company’s Knowledge, any fiduciary, trustee or administrator of any Company Benefit Plan, has engaged in, or in connection with the Contemplated Transactions will engage in, any transaction with respect to any Company Benefit Plan which would subject any such Company Benefit Plan, the Company or Company ERISA Affiliates or Parent to a Tax, penalty or liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.
(h)   No Company Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement, other than coverage mandated by Law.
(i)   Neither the execution of this Agreement, nor the consummation of the Contemplated Transactions will, either alone or in connection with any other event(s), (i) result in any payment becoming due to any current or former employee, director, officer, independent contractor or other service provider of the Company or any Subsidiary thereof, (ii) increase any amount of compensation or benefits otherwise payable to any current or former employee, director, officer, independent contractor or other service provider of the Company or any Subsidiary thereof, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Company Benefit Plan, (iv) require any contribution or payment to fund any obligation under any Company Benefit Plan, or (v) limit the right to merge, amend or terminate any Company Benefit Plan.
(j)   Neither the execution of this Agreement, nor the consummation of the Contemplated Transactions (either alone or when combined with the occurrence of any other event, including a termination of employment) will result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Section 280G of the Code) with respect to the Company of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Section 280G of the Code), determined without regard to the application of Section 280G(b)(5) of the Code.
(k)   To the Company’s Knowledge, each Company Benefit Plan providing for deferred compensation that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code and the regulations promulgated thereunder) is, and has been, established, administered and maintained in compliance with the requirements of Section 409A of the Code and the regulations promulgated thereunder.
(l)   No Person has any “gross up” agreements with the Company or other assurance of reimbursement or compensation by the Company for any Taxes imposed under Section 409A or Section 4999 of the Code.
(m)   The Company does not have any Company Benefit Plan that is maintained for service providers located outside of the United States.
(n)   The Company is not a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union or labor organization representing any of its employees, and there is no labor union or labor organization representing or, to the Company’s Knowledge, purporting to represent or seeking to represent any employees of the Company, including through the filing of a petition for representation election.
(o)   The Company is, and since January 1, 2021, has been, in material compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, discrimination, wrongful termination, harassment and retaliation, equal employment opportunities, fair employment practices, meal and rest periods, immigration, employee safety and health, wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. Except as would not be reasonably likely to result in a material liability to the Company, with respect to employees of the Company, the Company, since January 1, 2021: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees, (ii) is not liable for any arrears of wages (including overtime wages), severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims, charges, demands, lawsuits, investigations, audits, administrative matters or other Legal Proceedings pending or, to the Company’s Knowledge, threatened against the Company relating to any current or former employee, applicant for employment, consultant, employment agreement or Company Benefit Plan (other than routine claims for benefits). All employees of the Company are employed “at will” and their employment can be terminated without advance notice or payment of severance.
(p)   Except as would not be reasonably likely to result in a material liability to the Company, with respect to each individual who currently renders services to the Company, the Company has accurately classified each such individual as an employee, independent contractor, or otherwise under all applicable Laws and, for each individual classified as an employee, the Company has accurately classified him or her as overtime eligible or overtime ineligible under all applicable Laws. The Company does not have any material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages.
(q)   There is not and has not been since January 1, 2021, nor is there or has there been since January 1, 2021, any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Company’s Knowledge, any union organizing activity, against the Company. No event has occurred, and, to the Company’s

Knowledge, no condition or circumstance exists, that might directly or indirectly give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute.
2.18   Environmental Matters.   The Company is in compliance, and since January 1, 2021, have complied, with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to be material to the Company or its business. The Company has not received since January 1, 2021 (or prior to that time, which is pending and unresolved), any written notice or other communication (in writing or otherwise), whether from a Governmental Body or other Person, that alleges that the Company is not in compliance with or has liability pursuant to any Environmental Law and, to the Company’s Knowledge, there are no circumstances that would reasonably be expected to prevent or interfere with the Company’s compliance in any material respects with any Environmental Law, except where such failure to comply would not reasonably be expected to be material to the Company or its business. No current or (during the time a prior property was leased or controlled by the Company) prior property leased or controlled by the Company has had a release of or exposure to Hazardous Materials in material violation of or as would reasonably be expected to result in any material liability of the Company pursuant to any applicable Environmental Law. No consent, approval or Governmental Authorization of or registration or filing with any Governmental Body is required by any applicable Environmental Laws in connection with the execution and delivery of this Agreement or the consummation of the Contemplated Transactions.
2.19   Insurance.   The Company has delivered or made available to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company. Each of such insurance policies is in full force and effect and the Company is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2021, the Company has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against the Company for which the Company has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company of its intent to do so.
2.20   No Financial Advisors.   Except as set forth on Schedule 2.20, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company.
2.21   Disclosure.   The information to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Registration Statement, or to be included or supplied by or on behalf of the Company for inclusion in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act (each a “Regulation M-A Filing”), shall not at the time the Registration Statement or any such Regulation M-A Filing is filed with the SEC, at any time it is amended or supplemented or at the time the Registration Statement is declared effective by the SEC contain any statement that, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not false or misleading, or omit to state any material fact necessary to correct any statement therein that has become false or misleading. The information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement, which information shall be deemed to include all information about or related to the Company or the Company Stockholder Matters, shall not, on the date the Proxy Statement is first mailed to Parent’s stockholders, or at the time of the Parent Stockholders’ Meeting or as of the Effective Time, contain any statement that, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Parent Stockholders’ Meeting that has become false or misleading.
2.22   Transactions with Affiliates.
(a)   There are no material transactions or relationships, since January 1, 2021, between, on one hand, the Company and, on the other hand, any (i) executive officer or director of the Company or, to the Company’s Knowledge, any of such executive officer’s or director’s immediate family members, (ii) owner of more than 5% of the voting power of the outstanding Company Capital Stock or (iii) to the Company’s Knowledge, any “related person” (within the meaning of Item 404 of Regulation S-K as promulgated under the Securities Act) of any such executive officer, director or equityholder (other than the Company) in the case of each of (i), (ii) or (iii) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K as promulgated under the Securities Act (assuming the Company was subject to the public reporting requirements of the Exchange Act).
(b)   Section 2.22(b) of the Company Disclosure Schedule lists each stockholders’ agreement, voting agreement, registration rights agreement, co-sale agreement or other similar Contract between the Company and any holders of Company Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, rights of first offer, registration rights, director designation rights or similar rights (collectively, the “Investor Agreements”).
2.23   Anti-Bribery.   Neither the Company nor any of its respective directors, officers, employees or, to the Company’s Knowledge, agents or any other Person acting on its behalf has, directly or indirectly, made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 or any other anti-bribery or anti-corruption Law (collectively, the “Anti-Bribery Laws”). The Company is not, nor has it been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.
2.24   Disclaimer of Other Representations or Warranties.   Except as previously set forth in this Section 2 or in any certificate delivered by the Company to Parent or Merger Sub pursuant to this Agreement, the Company makes no representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed. The Company hereby acknowledges and agrees that, except as set forth in Section 3 or in any certificate delivered by Parent or Merger Sub to the Company pursuant to this Agreement, none of Parent or Merger Sub makes any representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and the Company has not relied on any representation or warranty except as set forth in Section 3 or in any certificate delivered by Parent or Merger Sub to the Company pursuant to this Agreement, and any such other representations or warranties are hereby expressly disclaimed.
Section 3.   REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Subject to Section 10.13(j), except (a) as set forth in the disclosure schedule delivered by Parent to the Company concurrently herewith (the “Parent Disclosure Schedule”) or (b) as disclosed in the Parent SEC Documents filed with, or furnished to, the SEC prior to the date of this Agreement and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (i) without giving effect to any amendment thereof filed with, or furnished to, the SEC on or after the date of this Agreement and (ii) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), Parent and Merger Sub represent and warrant to the Company as follows:
3.1   Due Organization; Subsidiaries.
(a)   Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound, except where the failure to have such power or authority would not reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Contemplated Transactions. Since the date of its incorporation, Merger Sub has not engaged in any activities other than activities incident to its formation or in connection with or as contemplated by this Agreement.
(b)   Parent is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Parent Material Adverse Effect.
(c)   Parent has no Subsidiaries, except for the Entities identified in Section 3.1(c) of the Parent Disclosure Schedule; and neither Parent nor any of the Entities identified in Section 3.1(c) of the Parent Disclosure Schedule owns any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity other than the Entities identified in Section 3.1(c) of the Parent Disclosure Schedule. Each of Parent’s Subsidiaries is a corporation or other legal entity duly organized, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its organization and has all necessary corporate or other power and authority to conduct its business in the manner in which its business is currently being conducted and to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used, except where the failure to have such power or authority would not be reasonably expected to have a Parent Material Adverse Effect.
(d)   Neither Parent nor any of its Subsidiaries is or has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Neither Parent nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither Parent nor any of its Subsidiaries has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
3.2   Organizational Documents.   Parent has made available to the Company accurate and complete copies of the Organizational Documents of Parent and each of its Subsidiaries in effect as of the date of this Agreement. Neither Parent nor any of its Subsidiaries is in material breach or violation of its respective Organizational Documents.
3.3   Authority; Binding Nature of Agreement.
(a)   Each of Parent and Merger Sub has all necessary corporate power and authority to enter into this Agreement and subject, with respect to Parent, to receipt of the Required Parent Stockholder Vote and, with respect to Merger Sub, the adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub, to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Parent Board (at a meeting duly called and held or by written consent in lieu of a meeting) has unanimously: (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders; (ii) authorized, approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, the change of control of Parent and other actions contemplated by this Agreement; and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve the Parent Stockholder Matters. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Merger Sub and its sole stockholder; (y) authorized, approved and declared advisable this Agreement and the Contemplated Transactions; and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole stockholder of Merger Sub vote to approve this Agreement and the Contemplated Transactions.
(b)   This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions. Prior to the execution of the Parent Stockholder Support Agreements, the Parent Board approved the Parent Stockholder Support Agreements and the transactions contemplated thereby.
3.4   Vote Required.   The affirmative vote of a majority of the votes cast is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the proposals in Section 5.3(a)(i), Section 5.3(a)(ii) and Section 5.3(a)(iii) (the “Required Parent Stockholder Vote”).
3.5   Non-Contravention; Consents.
(a)   Subject to obtaining the Required Parent Stockholder Vote, except as set forth on Section 3.5(a) of the Parent Disclosure Schedule, the adoption of this Agreement (effective immediately following the execution of this Agreement) by Parent as the sole stockholder of Merger Sub and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by Parent or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):
(i)   contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Parent or any of its Subsidiaries;
(ii)   contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which Parent or any of its Subsidiaries, or any of the assets owned or used by Parent or any of its Subsidiaries, is subject, except as would not reasonably be expected to be material to Parent or its business;
(iii)   contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent or its Subsidiaries, except as would not reasonably be expected to be material to Parent or its business;
(iv)   contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Parent Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Parent Material Contract; (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Parent Material Contract; (C) accelerate the maturity or performance of any Parent Material Contract; or (D) cancel, terminate or modify any term of any Parent Material Contract, except in the case of any non-material breach, default, penalty or modification; or
(v)   require any change-in-control or similar payment obligations to become due or payable;
(vi)   result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Parent or any of its Subsidiaries (except for Permitted Encumbrances).
(b)   Except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (ii) the Required Parent Stockholder Vote, and (iii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, neither Parent nor any of its Subsidiaries is or will be required to make any filing with or give any notice to, or to obtain any

Consent from, any Governmental Body in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Contemplated Transactions.
(c)   The Parent Board and the Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement, the Parent Stockholder Support Agreements and the Parent Lock-Up Agreements and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Parent Stockholder Support Agreements, the Parent Lock-Up Agreements or any of the Contemplated Transactions.
3.6   Capitalization.
(a)   The authorized capital stock of Parent as of the date of this Agreement consists of (i) 200,000,000 shares of Parent Common Stock, par value $0.001 per share, of which 54,855,514 shares have been issued and are outstanding as of the close of business on the Reference Date and (ii) 5,000,000 shares of preferred stock of Parent, par value $0.001 per share, of which no shares have been issued and are outstanding as of the date of this Agreement. Parent does not hold any shares of its capital stock in its treasury.
(b)   All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding shares of Parent Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Parent Common Stock is subject to any right of first refusal in favor of Parent. Except as contemplated herein and as set forth in Section 3.6(b)(i) of the Parent Disclosure Schedule, there is no Parent Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Parent Common Stock. Except as set forth in Section 3.6(b)(ii) of the Parent Disclosure Schedule, Parent is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or other securities.
(c)   Except for the Parent Equity Incentive Plans, Parent does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the close of business on the Reference Date, Parent has (i) reserved 10,976,425 shares of Parent Common Stock for issuance under the Parent 2014 Plan, of which 0 shares are subject to Parent’s right of repurchase, 4,086,079 shares have been reserved for issuance upon exercise of Parent Options previously granted and currently outstanding under the Parent 2014 Plan, 959,049 shares have been reserved for issuance upon the settlement of Parent RSUs granted under the Parent 2014 Plan that are outstanding as of the close of business on the Reference Date, and 5,931,297 shares remain available for future issuance pursuant to the Parent 2014 Plan; and (ii) reserved 300,000 shares of Parent Common Stock for issuance under the Parent 2019 Plan, of which 0 shares have been issued and are currently outstanding, of which 0 shares are subject to Parent’s right of repurchase, 0 shares have been reserved for issuance upon exercise of Parent Options previously granted and currently outstanding under the Parent 2019 Plan, 0 shares have been reserved for issuance upon the settlement of Parent RSUs granted under the Parent 2019 Plan that are outstanding as of the close of business on the Reference Date, and 300,000 shares remain available for future issuance pursuant to the Parent 2019 Plan.
(d)   Except for the Parent Options and the Parent RSUs, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Parent or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent or any of its Subsidiaries; or (iii) condition or circumstance that could be reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Parent or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Parent or any of its Subsidiaries.
(e)   All outstanding shares of Parent Common Stock, Parent Options, Parent RSUs and other securities of Parent have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Laws, and (ii) all requirements set forth in applicable Contracts.
3.7   SEC Filings; Financial Statements.
(a)   Other than such documents that can be obtained on the SEC’s website at www.sec.gov, Parent has delivered or made available to the Company accurate and complete copies of all registration statements, proxy statements, Certifications and other statements, reports, schedules, forms and other documents filed by Parent with the SEC since January 1, 2021 (the “Parent SEC Documents”). All material statements, reports, schedules, forms and other documents required to have been filed by Parent or its officers with the SEC have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the time they were filed, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 3.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.
(b)   The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, except as permitted by the SEC on Form 10-Q under the Exchange Act, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present, in all material respects, the financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and cash flows of Parent and its consolidated Subsidiaries for the periods covered thereby. Other than as expressly disclosed in the Parent SEC Documents filed prior to the date of this Agreement, there has been no material change in Parent’s accounting methods or principles that would be required to be disclosed in Parent’s financial statements in accordance with GAAP. The books of account and other financial records of Parent and each of its Subsidiaries are true and complete in all material respects.
(c)   Except as set forth on Section 3.7(c) of the Parent Disclosure Schedule, as of the date of this Agreement, Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable current listing and governance rules and regulations of Nasdaq.
(d)   Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (ii) that receipts and expenditures are made only in accordance with authorizations of management and the Parent Board, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s financial statements. Parent has evaluated the effectiveness of Parent’s internal control over financial reporting as of December 31, 2023, and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has disclosed, based on its most recent evaluation of internal control over financial reporting, to Parent’s auditors and audit committee (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies, if any, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information, and (B) any known fraud that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Parent has not identified, based on its most recent evaluation of internal control over financial reporting, any material weaknesses in the design or operation of Parent’s internal control over financial reporting.
(e)   Parent maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that information required to be disclosed by Parent in the periodic reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the required time periods, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.
(f)   To the Knowledge of Parent, Parent’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) with respect to Parent, “independent” with respect to Parent within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of Parent, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.
(g)   Except as set forth in Section 3.7(g) of the Parent Disclosure Schedule, since January 1, 2021, Parent has not received any comment letter from the SEC or the Staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Parent Common Stock on Nasdaq that has not been disclosed in the Parent SEC Documents. Parent has not disclosed any unresolved comments.
(h)   Since January 1, 2021, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of Parent, the Parent Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.
(i)   Schedule II sets forth a true, complete and correct document containing the components of Parent Net Cash, with the calculations set forth therein assuming the date hereof as the Anticipated Closing Date.
3.8   Absence of Changes.
(a)   Between the date of the Parent Balance Sheet and the date of this Agreement, Parent has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, including the Contemplated Transactions).
(b)   Between the date of the Parent Balance Sheet and the date of this Agreement, there has not been any Parent Material Adverse Effect.

(c)   Between the date of the Parent Balance Sheet and the date of this Agreement, there has not been any action, event or occurrence that would have required the consent of the Company pursuant to Section 4.1(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.
3.9   Absence of Undisclosed Liabilities.   As of the date of this Agreement, neither Parent nor any of its Subsidiaries has any Liability, individually or in the aggregate, of a type required to be recorded or reflected on Parent’s balance sheet or disclosed in the footnotes thereto under GAAP except for: (a) Liabilities disclosed, reflected or reserved against in the Parent Balance Sheet; (b) Liabilities that have been incurred by Parent or any of its Subsidiaries since the date of the Parent Balance Sheet in the Ordinary Course of Business; (c) Liabilities for performance of obligations of Parent or any of its Subsidiaries under Parent Material Contracts which have not resulted from a breach of such Parent Material Contracts, breach of warranty, tort, infringement or violation of Law; (d) Liabilities incurred in connection with the Contemplated Transactions; and (e) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to Parent.
3.10   Title to Assets.   Parent and each of its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Parent Balance Sheet; and (b) all other tangible assets reflected in the books and records of Parent or any of its Subsidiaries as being owned by Parent or such Subsidiary. All of such assets are owned or, in the case of leased assets, leased by Parent or its applicable Subsidiary free and clear of any Encumbrances, other than Permitted Encumbrances.
3.11   Real Property; Leasehold.   Neither Parent nor any of its Subsidiaries owns any real property. Parent has terminated, with no remaining Liability to Parent or any of its Subsidiaries, all leasehold interest for any real property it has ever held, directly or indirectly, and neither Parent nor any of its Subsidiaries has any Liability with respect to, and has no real estate that is in the possession of or leased by Parent or any of its Subsidiaries.
3.12   Intellectual Property.
(a)   Section 3.12(a) of the Parent Disclosure Schedule accurately identifies (i) the name of the applicant/registrant, (ii) the jurisdiction of application/registration, (iii) the application or registration number and (iv) any other co-owners, for each item of Registered IP owned in whole or in part by Parent or its Subsidiaries (“Parent Owned Registered IP”). To Parent’s Knowledge, each of the patents and patent applications included in the Parent Owned Registered IP properly identifies by name each and every inventor of the inventions claimed therein as determined in accordance with applicable Laws of the United States. To Parent’s Knowledge, (A) the Parent Owned Registered IP is valid, enforceable and subsisting, and in full force and effect, (B) none of the Parent Owned Registered IP has been misused, withdrawn, cancelled, expired, or abandoned, and (C) all application, registration, issuance, renewal and maintenance fees due for the Parent Owned Registered IP and each patent application from which such Parent Owned Registered IP claims priority, all statements made and information presented to the applicable patent office by or on behalf of the Parent or any inventor thereof, or its respective patent counsel during the prosecution thereof are accurate and complete and comply with 37 CFR 1.56. As of the date of this Agreement, no interference, opposition, reissue, reexamination, derivation, inter partes review, or other proceeding of any nature (other than initial examination proceedings and other than in the ordinary course of prosecution and maintenance) is pending or, to Parent’s Knowledge, threatened in writing, in which the scope, validity, enforceability or ownership of any Parent Owned Registered IP is being or has been contested or challenged.
(b)   Except as set forth on Section 3.12(b) of the Parent Disclosure Schedule, Parent or its Subsidiaries owns or co-owns all right, title and interest in and to all Parent IP, free and clear of all Encumbrances other than Permitted Encumbrances. To Parent’s Knowledge, each Parent Associate has the right, pursuant to a Parent In-bound License to use all other material Intellectual Property Rights used by the Company in its businesses as currently conducted. The Parent IP and the Intellectual Property Rights licensed to Parent or its Subsidiaries pursuant to a Parent In-bound License (the “Parent In-Licensed IP”) are all the Intellectual Property Rights necessary to operate the business of Parent or its Subsidiaries as currently conducted and as proposed to be conducted as of the date of this Agreement. No Parent Associate owns or has any claim, right (whether or not currently exercisable) or interest to or in any Parent IP, and each Parent Associate involved in the creation or development of any material Parent IP, pursuant to such Parent Associate’s activities on behalf of Parent or its Subsidiaries, has signed or has an obligation to sign a valid, enforceable written agreement containing a present assignment of all such Parent Associate’s rights in such material Parent IP to Parent or its Subsidiaries (without further payment being owed to any such Parent Associate and without any restrictions or obligations on Parent’s or its Subsidiaries’ ownership or use thereof (except for the obligation to pay service fee pursuant to the terms of the applicable service agreements that is not based on the revenues or profits of Parent or any of its Subsidiaries)) and confidentiality provisions protecting the Parent IP, which, to Parent’s Knowledge, has not been materially breached by such Parent Associate. Without limiting the foregoing, Parent and its Subsidiaries have taken commercially reasonable steps to protect, maintain and enforce all Parent IP and Parent In-Licensed IP, including the secrecy, confidentiality and value of trade secrets and other confidential information therein, and to Parent’s Knowledge there have been no authorized disclosures of any Parent IP or Parent In-Licensed IP. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will conflict with, alter or impair any of Parent’s or, following the Closing, the Company’s, rights in or to any Parent IP or Parent In-Licensed IP or cause any payments of any kind to be due or payable to any Person.
(c)   To Parent’s Knowledge, no funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational or academic institution has been used, in whole or in part, to create any Parent IP or Parent In-Licensed IP, except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership or other rights (including any “march in” rights or a right to direct the location of manufacturing of products) to such Parent IP or Parent In-Licensed IP or the right to receive royalties or other consideration for the practice of such Parent IP or Parent In-Licensed IP. To the Parent’s Knowledge, no Parent Associate who was involved in, or who contributed to, the creation or development of any Parent IP or any Parent In-Licensed IP, has performed services for a Governmental Body or any university, college, research institute or other educational or academic institution in a manner that would affect Parent’s interest in the Parent IP or any Parent In-Licensed IP.
(d)   Section 3.12(d) of Parent Disclosure Schedule sets forth each license agreement pursuant to which Parent or any of its Subsidiaries (i) is granted a license under any material Intellectual Property Right owned by any third party that is used by Parent or any of its Subsidiaries in its business as currently conducted (each a “Parent In-bound License”) or (ii) grants to any third party a license, option, covenant not to sue or other right under any Parent IP or any Parent In-Licensed IP (each a “Parent Out-bound License”) (provided, that, Parent In-bound Licenses shall not include material transfer agreements, clinical trial agreements, services agreements, non-disclosure agreements, commercially-available Software-as-a-Service offerings, off-the-shelf software licenses or generally-available patent license agreements entered into in the Ordinary Course of Business on a non-exclusive basis and where the license is incidental to the primary purpose of the relevant Contracts; and Parent Out-bound Licenses shall not include material transfer agreements, clinical trial agreements, services agreements, non-disclosure agreements, or non-exclusive outbound licenses entered into in the Ordinary Course of Business on a non-exclusive basis and that do not grant any commercial rights to any products or services of Parent or any of its Subsidiaries). Neither Parent nor its Subsidiaries nor, to Parent’s Knowledge, any other party to any Parent In-bound License or Parent Out-bound License has breached or is in breach of any of its obligations under any Parent In-bound License or Parent Out-bound License.
(e)   To Parent’s Knowledge: (i) the operation of the businesses of Parent and its Subsidiaries as currently conducted does not infringe or misappropriate or otherwise violate any Intellectual Property Right owned by any other Person; and (ii) no other Person is infringing, misappropriating or otherwise violating any Parent IP or Parent In-Licensed IP. No Legal Proceeding is pending (or, to Parent’s Knowledge, is threatened) (A) against Parent or any of its Subsidiaries alleging that the operation of the businesses of Parent or its Subsidiaries infringes or constitutes the misappropriation or other violation of any Intellectual Property Rights of another Person or (B) by Parent or any of its Subsidiaries alleging that another Person has infringed, misappropriated or otherwise violated any of Parent IP or any Parent In-Licensed IP. Since January 1, 2021, neither Parent nor any of its Subsidiaries has received any written notice or other written communication alleging that the operation of the businesses of Parent or any of its Subsidiaries infringes or constitutes the misappropriation or other violation of any Intellectual Property Right of another Person.
(f)   None of the Parent IP or, to Parent’s Knowledge, any Parent In-Licensed IP is subject to any pending or outstanding injunction, directive, order, decree, settlement, judgment or other disposition of dispute that adversely and materially restricts the use, transfer, registration or licensing by Parent or any of its Subsidiaries of any such Parent IP or Parent In-Licensed IP or otherwise would reasonably be expected to adversely affect the validity, scope, use, registrability, or enforceability of any Parent IP or Parent In-Licensed IP.
(g)   Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries and the operation of Parent’s and its Subsidiaries’ businesses are in substantial compliance with all applicable Laws pertaining to data privacy and data security of Sensitive Data. To Parent’s Knowledge, since January 1, 2021, there have been (i) no material losses or thefts of data or security breaches relating to Sensitive Data used in the business of Parent or its Subsidiaries, (ii) no violations of any security policy of Parent or its Subsidiaries regarding any such Sensitive Data, (iii) no unauthorized access or unauthorized use of any Sensitive Data used in the business of Parent or its Subsidiaries, and (iv) no unintended or improper disclosure of any personally identifiable information in the possession, custody or control of Parent or its Subsidiaries or a contractor or agent acting on behalf of Parent or its Subsidiaries, in each case of clauses (i) through (iv), except as would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.
(h)   None of Parent or its Subsidiaries is now or has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that would reasonably be expected to require or obligate Parent or any of its Subsidiaries to grant or offer to any other Person any license or right to any Parent IP or Parent In-Licensed IP.
(i)   Solely with respect to Intellectual Property Rights for which Parent or any of its Subsidiaries controls the filing, prosecution, or maintenance and to Parent’s Knowledge: (i) all information to the Knowledge of Parent and its subsidiaries relating to the subject matter of the claims of the Parent IP or Parent In-Licensed IP has been disclosed to the United States Patent and Trademark Office (“USPTO”) to the extent required by 37 C.F.R. § 1.56 or any applicable patent office in any other jurisdiction to the extent required by the applicable rules and regulations in such jurisdiction; (ii) all material information submitted to the USPTO and any applicable patent office in any other jurisdiction in connection with the Parent IP or Parent In-Licensed IP, and in connection with the prosecution thereof, was accurate in all material respects at the time it was submitted; (iv) parent and its subsidiaries, with respect to any of the Parent IP or Parent In-Licensed IP, has not made any material misrepresentation or concealed any material information from the USPTO in violation of 37 C.F.R. Section § 1.56 or from any applicable patent office in any other jurisdiction in violation of the applicable rules and regulations in such jurisdiction; and (iv) each item of Parent IP or Parent In-Licensed IP is valid, subsisting, enforceable and in full force and effect; and has not been cancelled, expired, or abandoned.
3.13   Agreements, Contracts and Commitments.
(a)   Section 3.13 of the Parent Disclosure Schedule lists the following Parent Contracts in effect as of the date of this Agreement (other than any Parent Benefit Plan) (each, a “Parent Material Contract” and collectively, the “Parent Material Contracts”):

(i)   Each Parent Contract that would be a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act;
(ii)   each Parent Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;
(iii)   each Parent Contract containing (A) any covenant limiting the freedom of Parent or any of its Subsidiaries to engage in any line of business or compete with any Person, (B) any “most-favored nations” pricing provision or marketing or distribution rights related to any products or territory, (C) any exclusivity provision, (D) any agreement to purchase minimum quantity of goods or services, or (E) any material non-solicitation provision applicable to Parent or any of its Subsidiaries;
(iv)   each Parent Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $50,000 pursuant to its express terms and not cancelable without penalty;
(v)   each Parent Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;
(vi)   each Parent Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances with respect to any assets of Parent or any of its Subsidiaries or any loans or debt obligations with officers or directors of Parent or any of its Subsidiaries;
(vii)   each Parent Contract requiring payment by or to Parent or any of its Subsidiaries after the date of this Agreement in excess of $50,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Parent or any of its Subsidiaries; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Parent or any of its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Parent or any of its Subsidiaries has continuing obligations to develop any Intellectual Property Rights that will not be owned, in whole or in part, by Parent or any of its Subsidiaries; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of Parent or any of its Subsidiaries or any Contract to sell, distribute or commercialize any products or service of Parent or any of its Subsidiaries, in each case, except for Contracts entered into in the Ordinary Course of Business;
(viii)   each Parent Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Parent in connection with the Contemplated Transactions;
(ix)   each Parent Contract with any Governmental Body;
(x)   each Parent Out-bound License and Parent In-bound License;
(xi)   each Parent Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of Parent or any of its Subsidiaries; or
(xii)   any other Parent Contract that is not terminable at will (with no penalty or payment) by Parent or its Subsidiaries, as applicable, and (A) which involves payment or receipt by Parent or its Subsidiaries after the date of this Agreement under any such Parent Contract of more than $50,000 in the aggregate or obligations after the date of this Agreement in excess of $50,000 in the aggregate, or (B) that is material to the business or operations of Parent and its Subsidiaries, taken as a whole.

(b)   Parent has delivered or made available to the Company accurate and complete copies of all Parent Material Contracts, including all amendments thereto. There are no Parent Material Contracts that are not in written form. None of Parent, any of its Subsidiaries nor, to Parent’s Knowledge, any other party to a Parent Material Contract, has breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of, or Laws applicable to, any Parent Material Contract in such manner as would permit any other party to cancel or terminate any such Parent Material Contract, or would permit any other party to seek damages or pursue other legal remedies which would reasonably be expected to be material to Parent or its business or operations. As to Parent and its Subsidiaries, each Parent Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Parent Material Contract to change, any material amount paid or payable to Parent or any of its Subsidiaries under any Parent Material Contract or any other material term or provision of any Parent Material Contract.
3.14   Compliance; Permits; Restrictions.
(a)   Parent and each of its Subsidiaries are, and since January 1, 2021, have been, in compliance in all material respects with all applicable Laws, including applicable provisions of the FDCA, the FDA regulations adopted thereunder, the PHSA and any other similar Law administered or promulgated by the FDA or other Drug Regulatory Agency, except for any noncompliance, either individually or in the aggregate, which would not be material to Parent. No investigation, claim, suit, proceeding, audit or, to Parent’s Knowledge, investigation or other action by any Governmental Body is pending or, to Parent’s Knowledge, threatened against Parent or any of its Subsidiaries. There is no agreement, judgment, injunction, order or decree binding upon Parent or any of its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent or any of its Subsidiaries, any acquisition of material property by Parent or any of its Subsidiaries or the conduct of business by Parent or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on Parent’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.
(b)   Parent and its Subsidiaries hold all required Governmental Authorizations that are material to the operation of the business of Parent and its Subsidiaries as currently conducted (the “Parent Permits”). Section 3.14(b) of the Parent Disclosure Schedule identifies each Parent Permit. Parent and its Subsidiaries hold all right, title and interest in and to all Parent Permits free and clear of any Encumbrance. Parent and each of its Subsidiaries is in material compliance with the terms of the Parent Permits. No Legal Proceeding is pending or, to Parent’s Knowledge, threatened, which seeks to revoke, limit, suspend, or materially modify any Parent Permit.
(c)   There are no proceedings pending or, to Parent’s Knowledge, threatened with respect to an alleged material violation by Parent or any of its Subsidiaries of the FDCA, the FDA regulations adopted thereunder, the PHSA or any other similar Law administered or promulgated by any Drug Regulatory Agency. Neither Parent nor any of its Subsidiaries is currently conducting or addressing, and, to Parent’s Knowledge, there is no basis to expect that it will be required to conduct or address, any corrective actions, including product recalls or clinical holds.
(d)   All clinical, nonclinical and other studies and tests conducted by or on behalf of, or sponsored by, Parent or any of its Subsidiaries, or in which Parent or any of its Subsidiaries or their respective current products or product candidates have participated, were and, if still pending, are being conducted in compliance in all material respects with the applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including 21 C.F.R. Parts 50, 54, 58 and 312. Since January 1, 2021, neither Parent nor any of its Subsidiaries has received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring or, threatening to initiate the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, Parent or any of its Subsidiaries or in which Parent or any of its Subsidiaries or their respective current product candidates have participated.

(e)   Neither Parent nor any of its Subsidiaries is the subject of any pending or to Parent’s Knowledge, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To Parent’s Knowledge, neither Parent nor any of its Subsidiaries has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of Parent, any of its Subsidiaries or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) under 42 U.S.C. §§ 1320a-7 or 1320a-7a or any similar applicable Law. No debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending, or to Parent’s Knowledge, threatened against Parent, any of its Subsidiaries or any of their respective officers, employees or, to the Parent’s Knowledge, agents.
3.15   Legal Proceedings; Orders.
(a)   There is no pending Legal Proceeding and, to Parent’s Knowledge, no Person has threatened to commence any Legal Proceeding: (i) that involves (A) Parent, (B) any of its Subsidiaries, (C) any Parent Associate (in his or her capacity as such), or (D) any of the material assets owned or used by Parent or its Subsidiaries; or (ii) that challenges, or that would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.
(b)   Since January 1, 2021, no Legal Proceeding has been pending against Parent or any of its Subsidiaries that resulted in material liability to Parent or any of its Subsidiaries.
(c)   There is no order, writ, injunction, judgment or decree to which Parent or any of its Subsidiaries, or any of the material assets owned or used by Parent or any of its Subsidiaries, is subject. To Parent’s Knowledge, no officer or employee of Parent or any of its Subsidiaries is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Parent or any of its Subsidiaries or to any material assets owned or used by Parent or any of its Subsidiaries.
3.16   Tax Matters.
(a)   Parent and each of its Subsidiaries have timely filed all income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all applicable Law. No written claim has ever been made by any Governmental Body in any jurisdiction where Parent or any of its Subsidiaries does not file a particular Tax Return or pay a particular Tax that Parent or such Subsidiary is subject to taxation by that jurisdiction.
(b)   All income and other material Taxes due and owing by Parent or any of its Subsidiaries on or before the date of this Agreement (whether or not shown on any Tax Return) have been fully paid. The unpaid Taxes of Parent and its Subsidiaries did not, as of the date of the Parent Balance Sheet, materially exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) set forth on the face of the Parent Balance Sheet. Since the date of the Parent Balance Sheet, neither Parent nor or any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business.
(c)   All Taxes that Parent or any of its Subsidiaries are or were required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors, stockholders, equityholders, lenders, customers or other third-parties, and have been timely paid to the proper Governmental Body or other Person or properly set aside in accounts for this purpose.

(d)   There are no Encumbrances for material Taxes (other than Taxes not yet due and payable) upon any of the assets of Parent or any of its Subsidiaries.
(e)   No deficiencies for income or other material Taxes with respect to Parent or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending or ongoing, and, to Parent’s Knowledge, threatened audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries (or any of their predecessors) has waived any statute of limitations in respect of any income or other material Taxes or agreed to any extension of time with respect to any income or other material Tax assessment or deficiency.
(f)   Neither Parent nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(g)   Neither Parent nor any of its Subsidiaries is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement, other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes.
(h)   Neither Parent nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes made on or prior to the Closing Date; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) entered into on or prior to the Closing Date; (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; (vii) application of Section 367(d) of the Code to any transfer of intangible property on or prior to the Closing Date; (viii) application of Sections 951 or 951A of the Code (or any similar provision of state, local or foreign Law) to any income received or accrued on or prior to the Closing Date; or (ix) election under Section 108(i) of the Code (or any similar provision of state, local or foreign Law) made on or prior to the Closing Date. Parent has not made any election under Section 965(h) of the Code.
(i)   Neither Parent nor any of its Subsidiaries has ever been (i) a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is Parent) or (ii) a party to any joint venture, partnership, or other arrangement that is treated as a partnership for U.S. federal income Tax purposes. Neither Parent nor any of its Subsidiaries has any Liability for any material Taxes of any Person (other than Parent and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor.
(j)   Neither Parent nor any of its Subsidiaries (i) is a “controlled foreign corporation” as defined in Section 957 of the Code; (ii) is a “passive foreign investment company” within the meaning of Section 1297 of the Code; or (iii) has ever had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise had an office or fixed place of business in a country other than the country in which it is organized.
(k)   Neither Parent nor any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.
(l)   Neither Parent nor any of its Subsidiaries has taken any action or knows of any fact that would reasonably be expected to prevent the Contemplated Transactions from qualifying for the Intended Tax Treatment.

(m)   Neither Parent nor any of its Subsidiaries has availed itself of any Tax relief pursuant to any Pandemic Response Laws that could reasonably be expected to materially impact the Tax payment or Tax reporting obligations of Parent and its Affiliates (including the Company) after the Closing Date.
(n)   No material claim has been made in writing by any Governmental Body in a jurisdiction where the Parent or any of its Subsidiaries do not currently file or have filed a Tax Return that the Parent or any of its Subsidiaries are or may be subject to taxation by such jurisdiction.
(o)   The Parent is a corporation for U.S. federal income Tax purposes under Section 7701 of the Code.
(p)   The Parent has not distributed stock of another Person, nor had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.
(q)   To the Parent’s Knowledge, the Parent has not been, is not, and immediately prior to the Closing Date will not be, treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.
For purposes of this Section 3.16, each reference to Parent or any of its Subsidiaries shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, Parent of any of its Subsidiaries.
3.17   Employee and Labor Matters; Benefit Plans.
(a)   Section 3.17(a) of the Parent Disclosure Schedule lists, as of the date of this Agreement, all Parent Benefit Plans, including each Parent Benefit Plan that provides for retirement, change in control, stay or retention deferred compensation, incentive compensation, severance or retiree medical or life insurance benefits. “Parent Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA and (ii) other pension, retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment, consulting, severance, change-of-control, retention, health, life, disability, group insurance, paid-time off, holiday, welfare and fringe benefit plan, program, agreement, contract, or arrangement (other than regular salary or wages) (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen or terminated), in any case, maintained, contributed to, or required to be contributed to, by Parent, any of its Subsidiaries or Parent ERISA Affiliates for the benefit of any current or former employee, director, officer or independent contractor of Parent or any of its Subsidiaries or under which Parent or any of its Subsidiaries has any actual or contingent liability (including as to the result of it being treated as a single employer under Section 414 of the Code with any other person).
(b)   As applicable with respect to each material Parent Benefit Plan, Parent has made available to the Company, true and complete copies of (i) each material Parent Benefit Plan, including all amendments thereto, and in the case of an unwritten material Parent Benefit Plan, a written description thereof, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the three (3) most recently filed annual reports with any on Form 5500 and all schedules thereto, (v) the most recent IRS determination, opinion or advisory letter, (vi) the three (3) most recent, nondiscrimination testing reports, actuarial reports and financial statements, (vii) all records, notices and filings concerning IRS or United States Department of Labor or other Governmental Body audits or investigations since January 1, 2021, and (viii) all material written materials provided to employees or participants relating to the amendment, termination, establishment, or increase or decrease in benefits under any Parent Benefit Plan.
(c)   Each Parent Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and all other applicable Laws.

(d)   The Parent Benefit Plans which are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code have received determination or opinion letters from the IRS on which they may currently rely to the effect that such plans are qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, and, to Parent’s Knowledge, nothing has occurred that would reasonably be expected to materially adversely affect the qualification of such Parent Benefit Plan or the tax exempt status of the related trust.
(e)   None of Parent, any of its Subsidiaries nor any Parent ERISA Affiliate sponsors, maintains, contributes to, is required to contribute to, or has any actual or contingent liability with respect to or has within the past six (6) years sponsored, maintained, contributed to, or been required to contribute to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), and none of the Parent, any of its Subsidiaries or any of their respective ERISA Affiliates has, within the preceding six (6) years, incurred a complete or partial withdrawal from any “multiemployer plan” or otherwise incurred any liability under Section 4202 of ERISA.
(f)   There are no pending audits or investigations by any Governmental Body involving any Parent Benefit Plan, and no pending or, to Parent’s Knowledge, threatened claims (except for individual claims for benefits payable in the normal operation of the Parent Benefit Plans), suits or proceedings involving any Parent Benefit Plan, any fiduciary thereof or service provider thereto. All contributions and premium payments required to have been made under any of the Parent Benefit Plans or by applicable Law (without regard to any waivers granted under Section 412 of the Code), have been timely made and neither Parent nor any Parent ERISA Affiliate has any liability for any unpaid contributions with respect to any Parent Benefit Plan (other than contributions which may continue to be accrued in the Ordinary Course of Business).
(g)   None of Parent, any of its Subsidiaries nor any Parent ERISA Affiliates, nor, to Parent’s Knowledge, any fiduciary, trustee or administrator of any Parent Benefit Plan, has engaged in, or in connection with the Contemplated Transactions will engage in, any transaction with respect to any Parent Benefit Plan which would subject any such Parent Benefit Plan, Parent, any of its Subsidiaries or Parent ERISA Affiliates or the Company to a Tax, penalty or liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.
(h)   Except as set forth on Section 3.17(h) of the Parent Disclosure Schedule, no Parent Benefit Plan provides (i) death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement, other than coverage mandated by Law or (ii) death or retirement benefits under a Parent Benefit Plan qualified under Section 401(a) of the Code, and none of Parent, any of its Subsidiaries or any Parent ERISA Affiliates has made a written or oral representation promising the same.
(i)   Except as set forth on Section 3.17(i) of the Parent Disclosure Schedule, neither the execution of this Agreement, nor the consummation of the Contemplated Transactions will either alone or in connection with any other event(s) (i) result in any payment becoming due to any current or former employee, director, officer, independent contractor or other service provider of Parent or any of its Subsidiaries, (ii) increase any amount of compensation or benefits otherwise payable to any current or former employee, director, officer, independent contractor or other service provider of Parent or any of its Subsidiaries, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Parent Benefit Plan, (iv) require any contribution or payment to fund any obligation under any Parent Benefit Plan or (v) limit the right to merge, amend or terminate any Parent Benefit Plan.
(j)   Neither the execution of this Agreement, nor the consummation of the Contemplated Transactions (either alone or when combined with the occurrence of any other event, including a termination of employment) will result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Section 280G of the Code) with respect to Parent and its Subsidiaries of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Section 280G of the Code), determined without regard to the application of Section 280G(b)(5) of the Code.
(k)   To Parent’s Knowledge, each Parent Benefit Plan providing for deferred compensation that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code and the regulations promulgated thereunder) is, and has been, established, administered and maintained in compliance with the requirements of Section 409A of the Code and the regulations promulgated thereunder.
(l)   No Person has any “gross up” agreements with Parent or any of its Subsidiaries or other assurance of reimbursement or compensation by Parent or any of its Subsidiaries for any Taxes imposed under Section 409A or Section 4999 of the Code.
(m)   Parent does not have any Parent Benefit Plan that is maintained for service providers located outside of the United States.
(n)   Neither Parent nor any of its Subsidiaries is a party to or bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union or labor organization representing any of its employees, and there is no labor union or labor organization representing or, to Parent’s Knowledge, purporting to represent or seeking to represent any employees of Parent or its Subsidiaries, including through the filing of a petition for representation election.
(o)   Parent and each of its Subsidiaries is, and since January 1, 2021 has been, in material compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, discrimination, wrongful termination, harassment and retaliation, equal employment opportunities, fair employment practices, meal and rest periods, immigration, employee safety and health, wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. Except as would not be reasonably likely to result in a material liability to Parent or any of its Subsidiaries, with respect to employees of Parent or any of its Subsidiaries, each of Parent and its Subsidiaries, since January 1, 2021: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees, (ii) is not liable for any arrears of wages (including overtime wages), severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims, charges, demands, lawsuits, investigations, audits, administrative matters or other Legal Proceedings pending or, to Parent’s Knowledge, threatened against Parent or any of its Subsidiaries relating to any current or former employee, applicant for employment, consultant, employment agreement or Parent Benefit Plan (other than routine claims for benefits). Except as set forth on Section 3.18(o) of the Parent Disclosure Schedule, all employees of Parent and its Subsidiaries are employed “at will” and their employment can be terminated without advance notice or payment of severance.
(p)   Except as would not be reasonably likely to result in a material liability to Parent or any of its Subsidiaries, with respect to each individual who currently renders services to Parent or any of its Subsidiaries, Parent and each of its Subsidiaries has accurately classified each such individual as an employee, independent contractor, or otherwise under all applicable Laws and, for each individual classified as an employee, Parent has accurately classified him or her as overtime eligible or overtime ineligible under all applicable Laws. Neither Parent nor any of its Subsidiaries has any material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages.

(q)   There is not and has not been since January 1, 2021, nor is there or has there been since January 1, 2021, any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to Parent’s Knowledge, any union organizing activity, against Parent or any of its Subsidiaries. No event has occurred, and, to Parent’s Knowledge, no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute.
(r)   Each Contract entered into by and between Parent and its Affiliates and any professional employer organization is terminable at will without triggering any liquidation charges, surrender charges or other fees.
3.18   Environmental Matters.   Parent and each of its Subsidiaries are in compliance, and since January 1, 2021, have complied, with all applicable Environmental Laws, which compliance includes the possession by Parent and its Subsidiaries of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to be material to Parent or its business. Neither Parent nor any of its Subsidiaries has received since January 1, 2021 (or prior to that time, which is pending and unresolved), any written notice or other communication (in writing or otherwise), whether from a Governmental Body or other Person, that alleges that Parent or any of its Subsidiaries is not in compliance with or has liability pursuant to any Environmental Law and, to Parent’s Knowledge, there are no circumstances that would reasonably be expected to prevent or interfere with Parent’s or any of its Subsidiaries’ compliance in any material respects with any Environmental Law, except where such failure to comply would not reasonably be expected to be material to Parent or its business. To the Parent’s Knowledge, no current or (during the time a prior property was leased or controlled by Parent or any of its Subsidiaries) prior property leased or controlled by Parent or any of its Subsidiaries has had a release of or exposure to Hazardous Materials in material violation of or as would reasonably be expected to result in any material liability of Parent or any of its Subsidiaries pursuant to any applicable Environmental Law. No consent, approval or Governmental Authorization of or registration or filing with any Governmental Body is required by any applicable Environmental Laws in connection with the execution and delivery of this Agreement or the consummation of the Contemplated Transactions. Prior to the date of this Agreement, Parent has provided or otherwise made available to the Company true and correct copies of all material environmental reports, assessments, studies and audits in the possession or control of Parent or any of its Subsidiaries with respect to any property leased or controlled by Parent or any of its Subsidiaries or any business operated by them.
3.19   Transactions with Affiliates.   Since the date of Parent’s proxy statement filed in 2024 with the SEC, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K as promulgated under the Securities Act.
3.20   Insurance.   Parent has delivered or made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Parent and each of its Subsidiaries, as of the date of this Agreement. Each of such insurance policies is in full force and effect and Parent and each of its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2021, neither Parent nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Parent and each of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against Parent or any of its Subsidiaries for which Parent or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Parent or any of its Subsidiaries of its intent to do so.

3.21   No Financial Advisors.   Except for Piper Sandler & Co., no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.
3.22   Disclosure.   The information supplied by or on behalf of Parent and each of its Subsidiaries for inclusion or incorporation by reference in the Registration Statement, or to be included or supplied by or on behalf of Parent and each of its Subsidiaries for inclusion in any Regulation M-A Filing, shall not at the time the Registration Statement or any such Regulation M-A Filing is filed with the SEC, at any time it is amended or supplemented or at the time the Registration Statement is declared effective by the SEC contain any statement that, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not false or misleading, or omit to state any material fact necessary to correct any statement therein that has become false or misleading. The information supplied by or on behalf of Parent and each of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement, which information shall be deemed to include all information about or related to Parent and each of its Subsidiaries, the Parent Stockholder Matters and the Parent Stockholder Meeting, shall not, on the date the Proxy Statement is first mailed to Parent’s stockholders, or at the time of the Parent Stockholders’ Meeting or as of the Effective Time, contain any statement that, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Parent Stockholders’ Meeting that has become false or misleading.
3.23   Anti-Bribery.   None of Parent, any of its Subsidiaries nor any of their respective directors, officers, employees or, to Parent’s Knowledge, agents or any other Person acting on its behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of Anti-Bribery Laws. Neither Parent nor any of its Subsidiaries is or has been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.
3.24   Valid Issuance.   The Parent Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.
3.25   Opinion of Financial Advisor.   The Parent Board has received an opinion of Piper Sandler & Co. to the effect that, as of December 17, 2024, and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Exchange Ratio (without giving effect to the Nasdaq Reverse Split) is fair, from a financial point of view, to Parent. It is agreed and understood that such opinion is for the benefit of the Parent Board and may not be relied upon by the Company.
3.26   Disclaimer of Other Representations or Warranties.   Except as previously set forth in this Section 3 or in any certificate delivered by Parent or Merger Sub to the Company pursuant to this Agreement, neither Parent nor Merger Sub makes any representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed. Parent and Merger Sub each hereby acknowledges and agrees that, except as previously set forth in Section 2 or in any certificate delivered by the Company to Parent or Merger Sub pursuant to this Agreement, the Company makes no representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and neither Parent nor Merger Sub has relied on any representation or warranty except as set forth in Section 2 or in any certificate delivered by the Company to Parent or Merger Sub pursuant to this Agreement and any such other representations or warranties are hereby expressly disclaimed.
Section 4.   CERTAIN COVENANTS OF THE PARTIES
4.1   Operation of Parent’s Business.
(a)   Except (i) as set forth on Section 4.1(a) of the Parent Disclosure Schedule, (ii) as expressly permitted by or required in accordance with this Agreement including in connection with the Asset Dispositions pursuant to Section 4.7, (iii) as required by applicable Law, or (iv) as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time (the “Pre-Closing Period”): each of Parent and its Subsidiaries shall (A) conduct its business and operations in the Ordinary Course of Business and in compliance in all material respects with all applicable Laws and the requirements of all Contracts that constitute Parent Material Contracts, and (B) continue to pay material outstanding accounts payable and other material current Liabilities (including payroll) in the Ordinary Course of Business.
(b)   Except (i) as expressly permitted by this Agreement, (ii) as set forth on Section 4.1(b) of the Parent Disclosure Schedule, (iii) as required by applicable Law, (iv) in connection with the Asset Dispositions pursuant to Section 4.7 or the winding down of Parent’s prior research and development activities (including the termination of ongoing contractual obligations related to Parent’s current products or product candidates), or (v) with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), at all times during the Pre-Closing Period, Parent shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:
(i)   declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except repurchases from terminated employees, directors or consultants of Parent or in connection with the payment of the exercise price or withholding Taxes incurred upon the exercise, settlement or vesting of any award or purchase rights granted under the Parent Equity Incentive Plans in accordance with the terms of such award in effect on the date of this Agreement);
(ii)   sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of Parent or any of its Subsidiaries (except for shares of Parent Common Stock issued upon the valid exercise of Parent Options or upon settlement of Parent RSUs); (B) any option, warrant or right to acquire any capital stock or any other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security of Parent or any of its Subsidiaries;
(iii)   (A) amend the terms of any outstanding Parent Options to extend the exercise period or the exercise price of any such Parent Option or (B) permit the net settlement of any Parent Options in any manner in which cash of Parent is to be remitted or paid by Parent rather than the relevant holder of any such Parent Options;
(iv)   except as required to give effect to anything in contemplation of the Closing, amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;
(v)   form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;
(vi)   (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, (D) other than the incurrence or payment of Transaction Expenses, make any capital expenditure in excess of $5,000, or (E) forgive any loans to any Persons, including Parent’s employees, officers, directors or Affiliates;
(vii)   other than as required by applicable Law or the terms of any Parent Benefit Plan as in effect on the date of this Agreement or as set forth on Schedule 4.1(b)(vii): (A) adopt, terminate, establish or enter into any Parent Benefit Plan; (B) cause or permit any Parent Benefit Plan to be amended; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, fringe benefits, commissions, bonus, or other compensation or benefits payable to any of its directors, officers, consultants, or employees; (D) hire any (x) officer or (y) employee (1) whose annual base salary is or is expected to be more than $200,000 per year, (2) who is entitled to severance benefits, or (3) who is not hired on an at-will basis; (E) increase the severance or change-of-control benefits offered to any current or new employees, directors or consultants (other than acceleration of Parent Options or Parent RSUs as contemplated by this Agreement), or (F) grant any new, or increase any existing, severance, retention benefits, change in control award, or similar compensation or benefit to any Person;
(viii)   recognize any labor union or labor organization;
(ix)   acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any Encumbrance with respect to such material assets or properties;
(x)   sell, assign, transfer, license, sublicense or otherwise dispose of any Parent IP or any Parent In-Licensed IP;
(xi)   make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable, file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability or submit any voluntary disclosure application, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than seven (7) months), or adopt or change any material accounting method in respect of Taxes;
(xii)   enter into, materially amend or terminate any Parent Material Contract or Contract that would be deemed a Parent Material Contract if entered into prior to the date hereof;
(xiii)   other than as required by Law or GAAP, take any action to change accounting policies or procedures;
(xiv)   initiate or settle any Legal Proceeding;
(xv)   (A) fail to maintain any material insurance policies in full force and effect prior to the renewal period of any such material insurance policies or (B) fail to use commercially reasonable efforts to renew any such material insurance policies following the applicable expiration or acquire substantially similar insurance policies;
(xvi)   enter into or amend a Contract that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Contemplated Transactions;
(xvii)   enter into a new line of business or start to conduct a line of business; or
(xviii)   agree, resolve or commit to do any of the foregoing.
(c)   Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.
4.2   Operation of the Company’s Business.
(a)   Except (i) as set forth on Schedule 4.2(a), (ii) as expressly permitted by or required in accordance this Agreement, (iii) as required by applicable Law, or (iv) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period: the Company shall (A) conduct its business and operations in the Ordinary Course of Business and in compliance in all material respects with all applicable Laws and the requirements of all Contracts that constitute Company Material Contracts, and (B) continue to pay material outstanding accounts payable and other material current Liabilities (including payroll) in the Ordinary Course of Business.
(b)   Except (i) as expressly permitted by this Agreement, (ii) as set forth on Schedule 4.2(b), (iii) as required by applicable Law or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), at all times during the Pre-Closing Period, the Company shall not do any of the following:
(i)   declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except repurchases from terminated employees, directors or consultants of the Company or in connection with the payment of the exercise price or withholding Taxes incurred upon the exercise, settlement or vesting of any award granted under the Company Plan in accordance with the terms of such award in effect on the date of this Agreement);
(ii)   sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of the Company (except for shares of Company Common Stock issued upon the valid exercise of Company Options); (B) any option, warrant or right to acquire any capital stock or any other security, other than stock options or restricted stock unit awards granted to employees and service providers in the Ordinary Course of Business which are included in the calculation of the Company Outstanding Shares; or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company;
(iii)   except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;
(iv)   form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;
(v)   (A) lend money to any Person (except for the advancement of reasonable and customary expenses to employees, directors and consultants in the Ordinary Course of Business), (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, or (D) other than the incurrence or payment of Transaction Expenses, make any capital expenditure in excess of $250,000 of the budgeted capital expenditure amounts set forth in the Company operating budget delivered to Parent concurrently with the execution of this Agreement (the “Company Budget”) or (E) forgive any loans to any Persons, including the Company’s employees, officers, directors or Affiliates;
(vi)   other than as required by applicable Law or the terms of any Company Benefit Plan as in effect on the date of this Agreement: (A) adopt, terminate, establish or enter into any Company Benefit Plan; (B) cause or permit any Company Benefit Plan to be amended in any material respect; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its directors, officers or employees, other than increases in base salary and annual cash bonus opportunities and payments made in the Ordinary Course of Business consistent with past practice; (D) increase the severance or change-of-control benefits offered to any current or new employees, directors or consultants or (E) terminate or give notice of termination to any officer other than for cause;
(vii)   recognize any labor union or labor organization;

(viii)   acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any Encumbrance with respect to such material assets or properties, except in the Ordinary Course of Business;
(ix)   sell, assign, transfer, license, sublicense or otherwise dispose of any Company IP (other than pursuant to non-exclusive licenses in the Ordinary Course of Business) or any Company In-Licensed IP;
(x)   make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable, file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability or submit any voluntary disclosure application, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than seven (7) months), or adopt or change any material accounting method in respect of Taxes;
(xi)   enter into, materially amend or terminate any Company Material Contract or Contract that would be deemed a Company Material Contract if entered into prior to the date hereof (other than in connection with the Ordinary Course of Business);
(xii)   except as otherwise set forth in the Company Budget and the incurrence or payment of any Transaction Expenses, make any expenditures or discharge or satisfy any Liabilities, in each case, in amounts that exceed the aggregate amount anticipated in the Company Budget by $1,500,000;
(xiii)   other than as required by Law or GAAP, take any action to change accounting policies or procedures;
(xiv)   initiate or settle any Legal Proceeding;
(xv)   (A) fail to maintain any material insurance policies in full force and effect prior to the renewal period of any such material insurance policies or (B) fail to use commercially reasonable efforts to renew any such material insurance policies following the applicable expiration or acquire substantially similar insurance policies;
(xvi)   enter into or amend a Contract that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Contemplated Transactions;
(xvii)   enter into a new line of business in a new geographic area where it was not previously conducted; or
(xviii)   agree, resolve or commit to do any of the foregoing.
(c)   Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.
4.3   Access and Investigation.
(a)   Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Parent, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may reasonably deem necessary or appropriate; and (d) make available to the other Party copies of unaudited financial statements, material operating and financial reports prepared for senior management or the board of directors of such Party, and any material notice, report or other document filed with or sent to or received from any Governmental Body in connection with the Contemplated Transactions. Any investigation conducted by either Parent or the Company pursuant to this Section 4.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.
(b)   Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Law applicable to such Party requires such Party to restrict or prohibit access to any such properties or information or may redact any of the foregoing documents or reports to the extent necessary to preserve the attorney-client privilege under any circumstances in which such privilege may be jeopardized by such access or the disclosure of such document or report.
4.4   Parent Non-Solicitation.
(a)   Parent agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of their respective Representatives to, directly or indirectly, other than relating to communicating, discussing, negotiating or consummating the Asset Dispositions: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding Parent or any of its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions (other than to inform any Person of the existence of the provisions in this Section 4.4) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.3); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction (other than a confidentiality agreement permitted under this Section 4.4(a)); or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 4.4 and subject to compliance with this Section 4.4, prior to obtaining the Required Parent Stockholder Vote, Parent and its Subsidiaries may furnish non-public information regarding Parent or any of its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide Acquisition Proposal by such Person, which the Parent Board determines in good faith, after consultation with Parent’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) none of Parent, any of its Subsidiaries or any of their respective Representatives shall have breached this Section 4.4 in any material respect, (B) the Parent Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Parent Board under applicable Law; (C) Parent receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions, no hire and “standstill” provisions), in the aggregate, at least as favorable to Parent as those contained in the Confidentiality Agreement; and (D) substantially contemporaneously with furnishing any such non-public information to such Person, Parent gives the Company notice of Parent’s intention to furnish nonpublic information to, or enter into discussions with, such Person and furnishes such non-public information to the Company (to the extent such information has not been previously furnished by Parent to the Company). Without limiting the generality of the foregoing, Parent acknowledges and agrees that, in the event any Representative of Parent or any of its Subsidiaries (whether or not such Representative is purporting to act on behalf of Parent or any of its Subsidiaries) takes any action that, if taken by Parent or any of its Subsidiaries, would constitute a breach of this Section 4.4, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.4 by Parent for purposes of this Agreement.
(b)   If Parent, any of its Subsidiaries or any of their respective Representatives receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then Parent shall promptly (and in no event later than one (1) Business Day after Parent becomes aware of such Acquisition Proposal or Acquisition Inquiry) (i) advise the Company orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry), (ii) in the case of a written Acquisition Proposal or Acquisition Inquiry, furnish any written documentation and correspondence to or from Parent, any of its Subsidiaries or any of their respective Representatives, including any subsequent modifications or amendments, and (iii) in the case of an oral Acquisition Proposal or Acquisition Inquiry, provide a written summary of the terms thereof. Parent shall keep the Company reasonably and promptly informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry, any material modification, amendment or proposed material modification thereto (including any revision in the amount, form or mix of consideration) and of all verbal or written communications related thereto, together with copies of new written documentation and correspondence to or from Parent, any of its Subsidiaries or any of their respective Representatives as well as written summaries of any material oral communications).
(c)   Parent shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry (other than any Asset Disposition) that has not already been terminated as of the date of this Agreement, immediately terminate access to any non-public information of Parent provided to such Person via an electronic or physical data room and within three (3) Business Days after the date of this Agreement, request the destruction or return of any non-public information of Parent or any of its Subsidiaries provided to such Person as soon as practicable after the date of this Agreement.
4.5   Company Non-Solicitation.
(a)   The Company agrees that, during the Pre-Closing Period, it shall not, nor shall it authorize any of their respective Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding the Company to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions (other than to inform any Person of the existence of the provisions in this Section 4.5) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal; (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) publicly propose to do any of the foregoing. Without limiting the generality of the foregoing, the Company acknowledges and agrees that, in the event any Representative of the Company (whether or not such Representative is purporting to act on behalf of the Company) takes any action that, if taken by the Company, would constitute a breach of this Section 4.5, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.5 by the Company for purposes of this Agreement.
(b)   If the Company or any of their respective Representatives receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then the Company shall promptly (and in no event later than one (1) Business Day after the Company becomes aware of such Acquisition Proposal or Acquisition Inquiry) (i) advise Parent orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry), (ii) in the case of a written Acquisition Proposal or Acquisition Inquiry, furnish any written documentation and correspondence to or from the Company or any of its Representatives, including any subsequent modifications or amendments, and (iii) in the case of an oral Acquisition Proposal or Acquisition Inquiry, provide a written summary of the terms thereof). The Company shall keep Parent reasonably and promptly informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry, any material modification, amendment or proposed material modification thereto (including any revision in the amount, form or mix of consideration) and of all verbal or written communications related thereto, together with copies of new written documentation and correspondence to or from the Company or any of its respective Representatives as well as written summaries of any material oral communications).
(c)   The Company shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry that has not already been terminated as of the date of this Agreement, immediately terminate access to any non-public information of the Company provided to such Person via an electronic or physical data room and within three (3) Business Days after the date of this Agreement, request the destruction or return of any non-public information of the Company provided to such Person as soon as practicable after the date of this Agreement.
4.6   Notification of Certain Matters.
(a)   During the Pre-Closing Period, the Company shall promptly (and in no event later than two (2) Business Days after the Company becomes aware of the same) notify Parent (and, if in writing, furnish copies of any relevant documents) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting the Company is commenced, or, to the Company’s Knowledge, threatened against the Company or, to the Company’s Knowledge, any director or officer of the Company; (iii) the Company becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of the Company to comply with any covenant or obligation of the Company; in each case of clauses (i) through (iv), that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6 or 7, as applicable, impossible or materially less likely. No notification given to Parent pursuant to this Section 4.6(a) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement or the Company Disclosure Schedule for purposes of Sections 6 and 7, as applicable.
(b)   During the Pre-Closing Period, Parent shall promptly (and in no event later than two (2) Business Days after Parent becomes aware of the same) notify the Company (and, if in writing, furnish copies of any relevant documents) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting Parent or any of its Subsidiaries is commenced, or, to Parent’s Knowledge, threatened against Parent or any of its Subsidiaries or, to Parent’s Knowledge, any director or officer of Parent or any of its Subsidiaries; (iii) Parent becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of Parent to comply with any covenant or obligation of Parent or Merger Sub; in each case of clauses (i) through (iv), that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6 or 8, as applicable, impossible or materially less likely. No notification given to the Company pursuant to this Section 4.6(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent or any of its Subsidiaries contained in this Agreement or the Parent Disclosure Schedule for purposes of Sections 6 and 8, as applicable.

4.7   Potentially Transferable Assets.   Parent shall use commercially reasonable efforts to sell, transfer, license, assign or otherwise divest the Potentially Transferable Assets to one or more third parties in one or a series of transactions concurrently with, or immediately following the Closing (each an “Asset Disposition” and collectively, the “Asset Dispositions”); provided, that any such Asset Disposition shall require, to the extent consistent with applicable Laws, the prior written consent of the Company (which consent shall be in the sole discretion of the Company) if such Asset Disposition would create any post-disposition Liabilities or indemnity obligations for Parent following the Closing; provided, however, that the prior written consent of the Company shall not be required in connection with any Asset Disposition if Parent agrees that the maximum aggregate dollar value of any post-disposition Liabilities or indemnity obligation shall be considered as a reduction to Parent Net Cash as set forth in this Agreement. Notwithstanding anything herein to the contrary, in no event shall Parent enter into any Asset Disposition that would result in excess of $100,000 of indemnity obligations or post-disposition Liabilities to, or obligations of, Parent following the Closing; provided, however, that the Parties acknowledge and agree that the CSL Asset Purchase Agreement shall not require consent by the Company (to the extent not amended by the parties thereto after the date hereof other than as set forth on Section 4.7 of the Parent Disclosure Schedules).
Section 5.   ADDITIONAL AGREEMENTS OF THE PARTIES
5.1   Registration Statement; Proxy Statement.
(a)   As promptly as practicable after the date of this Agreement, the Parties shall prepare, and Parent shall cause to be filed with the SEC, the Registration Statement, in which the Proxy Statement will be included as a prospectus. Parent covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will not, at the time that the Proxy Statement or any amendments or supplements thereto are filed with the SEC, at the time the Proxy Statement or any amendments or supplements thereto are first mailed to Parent’s stockholders and at the time of the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information provided by or on behalf of the Company or their respective Representatives to Parent for inclusion in the Registration Statement (including the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information not misleading. Parent makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by or on behalf of the Company or any of its Representatives for inclusion therein, and the Company makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, other than with respect to the information provided by or on behalf of the Company, or any of its Representatives for inclusion therein. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC. Parent shall provide the Company with copies of any written comments, and shall inform the Company of any oral comments, that Parent receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments. Parent shall use commercially reasonable efforts to respond promptly to any comments of the SEC or its staff and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Each of the Parties shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Parent’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s Affiliates and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If Parent, Merger Sub or the Company become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to Parent’s stockholders. The Company and Parent shall each use commercially reasonable efforts to cause the Registration Statement and the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC and applicable federal and state securities Laws requirements.
(b)   The Parties shall reasonably cooperate with each other and provide, and require their respective Representatives to provide, the other Party and its Representatives, with all true, correct and complete information regarding such Party or its Subsidiaries that is required by Law to be included in the Registration Statement and the Proxy Statement or reasonably requested by the other Party to be included in the Registration Statement and the Proxy Statement.
(c)   If, in connection with the preparation and filing of the Registration Statement, the SEC requests or requires that a tax opinion be prepared and submitted regarding the Intended Tax Treatment (“Tax Opinion”) (i) each of Parent and the Company shall deliver to Cooley LLP and Mintz, Cohn, Ferris, Glovsky and Popeo, P.C., respectively, customary tax representation letters satisfactory to its counsel, dated and executed as of the date the Registration Statement that shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such counsel in connection with the preparation and filing of the Registration Statement, which counsel shall be entitled to rely upon in rendering the Tax Opinion, and (ii) the Company and Parent shall each use its reasonable best efforts to cause Cooley LLP and Mintz, Cohn, Ferris, Glovsky and Popeo, P.C. to furnish a Tax Opinion with respect to the Intended Tax Treatment. For the avoidance of doubt, in no event shall any such Tax Opinion be a condition to Closing.
5.2   Company Information Statement; Stockholder Written Consent.
(a)   Promptly after the Registration Statement shall have been declared effective under the Securities Act, and in any event no later than three (3) Business Days thereafter, the Company shall prepare, with the cooperation of Parent, and cause to be mailed to its stockholders an information statement, which shall include a copy of the Proxy Statement (the “Information Statement”), to solicit the approval by written consent from the Company Signatories (within seven (7) Business Days after the Registration Statement shall have been declared effective), including the Company stockholders sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of: (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares of Company Capital Stock pursuant to Section 262 of the DGCL, a true and correct copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL, (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares of Company Capital Stock in connection with the Merger and thereby waives any rights to receive payment of the fair value of its shares of Company Capital Stock under the DGCL, and (iv) electing an automatic conversion of each share of Company Preferred Stock into shares of Company Common Stock immediately prior to the Effective Time in accordance with the relevant provisions of the Company’s Organizational Documents (the “Preferred Stock Conversion”) (collectively, the “Company Stockholder Matters”). Under no circumstances shall the Company assert that any approval or consent other than the Required Company Stockholder Vote is necessary for its stockholders or otherwise to approve this Agreement and the Contemplated Transactions. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 5.2(a) shall be subject to Parent’s advance review and reasonable approval. The Parties shall reasonably cooperate with each other and provide, and require their respective Representatives to provide, the other Party and its Representatives with all true, correct and complete information regarding such Party or its Subsidiaries that is required by applicable Law to be included in the Information Statement or reasonably requested by the other Party to be included in the Information Statement.
(b)   The Company covenants and agrees that the Information Statement, including any pro forma financial statements included therein (and the letter to stockholders and form of Company Stockholder Written Consent included therewith), will not, at the time that the Information Statement or any amendment or supplement thereto is first mailed, distributed or otherwise made available to the stockholders of the Company, at the time of receipt of the Required Company Stockholder Vote and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no covenant, representation or warranty with respect to statements made in the Information Statement (and the letter to the stockholders and form of Company Stockholder Written Consent included therewith), if any, based on information furnished in writing by Parent or any of its Representatives specifically for inclusion therein. Each of the Parties shall use commercially reasonable efforts to cause the Information Statement to comply with the applicable rules and regulations promulgated by the SEC and applicable federal and state securities Laws requirements.
(c)   Promptly following receipt of the Required Company Stockholder Vote, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and authorized, approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the Organizational Documents of the Company, and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 5.2(c) shall be subject to Parent’s advance review and reasonable approval.
(d)   The Company agrees that: (i) the Company Board shall recommend that the Company’s stockholders vote to approve the Company Stockholder Matters and shall use reasonable best efforts to solicit such approval from the Company’s stockholders within the time set forth in Section 5.2(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve the Company Stockholder Matters being referred to as the “Company Board Recommendation”); and (ii)(1) the Company Board Recommendation shall not be withdrawn or modified, (2) the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation and (3) no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (ii), if taken, shall constitute, in each case, a “Company Board Adverse Recommendation Change”).
(e)   The Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholder Written Consent in accordance with Section 5.2(a) and Section 5.2(d) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal.
5.3   Parent Stockholders’ Meeting.
(a)   Promptly after the Registration Statement has been declared effective by the SEC under the Securities Act, Parent shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Parent Common Stock for the purpose of seeking approval of this Agreement and the Contemplated Transactions, including:
(i)   (A) the issuance of Parent Common Stock or other securities of Parent that represent (or are convertible into) more than twenty percent (20%) of the shares of Parent Common Stock outstanding immediately prior to the Merger to the holders of Company Capital Stock and Company Options in connection with the Contemplated Transactions pursuant to the Nasdaq rules (the “Parent Share Issuance”) and (B) the change of control of Parent resulting from the Merger pursuant to the Nasdaq rules;
(ii)   the amendment of Parent’s certificate of incorporation to effect the Nasdaq Reverse Split;
(iii)   the amendment of Parent’s certificate of incorporate to effect the Authorized Share Increase;
(iv)   the Equity Plan Proposals; and
(v)   any other proposals the Parties deem necessary or desirable to consummate the Contemplated Transactions.
(the matters contemplated by Section 5.3(a)(i) through Section 5.3(a)(iii) are referred to as the “Parent Stockholder Matters,” and such meeting, the “Parent Stockholders’ Meeting”).
(b)   The Parent Stockholders’ Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act and, in any event, no later than forty-five (45) calendar days after the effective date of the Registration Statement. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholders’ Meeting are solicited in compliance with all applicable Laws. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Stockholders’ Meeting, or a date preceding the date on which the Parent Stockholders’ Meeting is scheduled, Parent reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Parent Stockholder Vote, whether or not a quorum would be present, or (ii) it will not have sufficient shares of Parent Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders’ Meeting, Parent may postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholders’ Meeting as long as the date of the Parent Stockholders’ Meeting is not postponed or adjourned more than an aggregate of thirty (30) calendar days in connection with any postponements or adjournments.
(c)   Parent agrees that, subject to Section 5.3(d): (i) the Parent Board shall recommend that the holders of Parent Common Stock vote to approve the Parent Stockholder Matters and the Equity Plan Proposals and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 5.3(b) above; (ii) the Proxy Statement shall include a statement to the effect that the Parent Board recommends that Parent’s stockholders vote to approve the Parent Stockholder Matters and the Equity Plan Proposals (the recommendation of the Parent Board with respect to the Parent Stockholder Matters being referred to as the “Parent Board Recommendation”); and (iii)(1) the Parent Board Recommendation shall not be withheld, amended, withdrawn or modified, (2) the Parent Board shall not publicly propose to withhold, amend, withdraw or modify the Parent Board Recommendation, (3) no resolution by the Parent Board or any committee thereof to withdraw or modify the Parent Board Recommendation or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed, and (4) the Parent Board shall not publicly announce an intention or resolution to effect any of the foregoing (the actions set forth in the foregoing clause (iii), if taken, shall constitute, in each case, a “Parent Board Adverse Recommendation Change”).

(d)   Notwithstanding anything to the contrary contained in this Agreement, and subject to compliance with Section 4.4 and this Section 5.3(d), if at any time prior to the approval of the Parent Stockholder Matters at the Parent Stockholders’ Meeting by the Required Parent Stockholder Vote:
(i)   If Parent has received a bona fide Acquisition Proposal (which Acquisition Proposal did not arise out of a material breach of Section 4.4) from any Person that has not been withdrawn and after consultation with outside legal counsel, the Parent Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, the Parent Board may make a Parent Board Adverse Recommendation Change if and only if: (A) the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel and financial advisor, that the failure to do so would be inconsistent with the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law; (B) Parent shall have given the Company prior written notice of its intention to consider making a Parent Board Adverse Recommendation Change at least four (4) Business Days prior to making any such Parent Board Adverse Recommendation Change (a “Determination Notice”; and such period the “Parent Notice Period”) (which notice shall not constitute a Parent Board Adverse Recommendation Change); and (C)(1) Parent shall have provided to the Company a description in reasonable detail of the reasons for such Parent Board Adverse Recommendation Change, the identity of the party making the Acquisition Proposal, a summary of the material terms and conditions of the Acquisition Proposal and written copies of any relevant proposed transaction documents (including with respect to financing arrangements), in accordance with Section 4.4(b), (2) Parent shall have given the Company the three (3) Business Days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal and shall have made its Representatives reasonably available to negotiate in good faith with the Company (to the extent the Company desires to negotiate) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by the Company, if any, after consultation with outside legal counsel, the Parent Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Parent Board Adverse Recommendation Change would be inconsistent with the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law; provided during any Parent Notice Period, the Company shall be entitled to deliver to Parent one or more counterproposals to such Acquisition Proposal and Parent will, and cause its Representatives to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to enable the Company to propose in writing an offer binding on the Company to effect such adjustments to the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer. For the avoidance of doubt, the provisions of this Section 5.3(d)(i) shall also apply to any material change to the facts and circumstances relating to such Acquisition Proposal or any amendment to such Acquisition Proposal (including any revision in the amount, form or mix of consideration), and require a new Determination Notice and Parent shall be required to provide the Company with notice of such material change or amendment, except that the references to four (4) Business Days shall be deemed to be two (2) Business Days.
(ii)   Other than in connection with an Acquisition Proposal, the Parent Board may make a Parent Board Adverse Recommendation Change in response to a Parent Change in Circumstance, if and only if: (A) the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law; (B) Parent shall have given the Company a Determination Notice at least four (4) Business Days prior to making any such Parent Board Adverse Recommendation Change; and (C)(1) Parent shall have specified the Parent Change in Circumstance in reasonable detail, including the material facts and circumstances related to the applicable Parent Change in Circumstance, (2) Parent shall have given the Company the four (4) Business Days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal, and shall have made its Representatives reasonably available to negotiate in good faith with the Company (to the extent the Company desires to do so) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by the Company, if any, after consultation with outside legal counsel, the Parent Board shall have determined, in good faith, that the failure to make the Parent Board Adverse Recommendation Change in response to such Parent Change in Circumstance would be inconsistent with the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law. For the avoidance of doubt, the provisions of this Section 5.3(d)(ii) shall also apply to any material change to the facts and circumstances relating to such Parent Change in Circumstance, and require a new Determination Notice and Parent shall be required to provide the Company with notice of such material change, except that the references to four (4) Business Days shall be deemed to be two (2) Business Days.
(e)   Nothing contained in this Agreement shall prohibit Parent or the Parent Board from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) issuing a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act or (iii) otherwise making any disclosure to Parent’s stockholders; provided however, that, in the case of the foregoing clause (iii), the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to make such disclosure would be inconsistent with applicable Law, including its fiduciary duties under applicable Law.
(f)   Unless this Agreement is otherwise terminated pursuant to Section 9.1, Parent’s obligation to call, give notice of and hold the Parent Stockholders’ Meeting in accordance with Section 5.3(b) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Acquisition Proposal or by any Parent Board Adverse Recommendation Change.
5.4   Regulatory Approvals.   Each Party shall use reasonable best efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports, filings and other documents required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Contemplated Transactions, to submit promptly any additional information requested by any such Governmental Body, and to keep the other Party promptly informed of any communication from or to any Governmental Body.
5.5   Company Options.
(a)   At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Company Plan, whether or not vested, shall be converted into and become an option to purchase Parent Common Stock, and Parent shall assume the Company Plan and each such Company Option in accordance with the terms (as in effect as of the date of this Agreement) of the Company Plan and the terms of the stock option agreement by which such Company Option is evidenced (but with changes to such documents as Parent in good faith determines are appropriate to reflect the substitution of the Company Options by Parent to purchase shares of Parent Common Stock). All rights with respect to Company Common Stock under Company Options assumed by Parent shall thereupon be converted into rights with respect to Parent Common Stock. Accordingly, from and after the Effective Time: (i) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each Company Option assumed by Parent shall be determined by multiplying (A) the number of shares of Company Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Option assumed by Parent shall be determined by dividing (A) the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Option assumed by Parent shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged;

provided, however, that: (A) to the extent provided under the terms of the respective grant agreements governing the Company Options and the Company Plan, Parent may amend the terms of the Company Options and the Company Plan, in accordance with the terms thereof to reflect Parent’s substitution of the Company Options with options to purchase Parent Common Stock (such as by making any change in control or similar definition relate to Parent and having any provision that provides for the adjustment of Company Options upon the occurrence of certain corporate events relate to corporate events that relate to Parent or Parent Common Stock); and (B) the Parent Board or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to each Company Option assumed by Parent. Each Company Option so assumed by Parent is intended to qualify following the Effective Time as an incentive stock option as defined in Section 422 of the Code to the extent permitted under Section 422 of the Code and to the extent such Company Option qualified as an incentive stock option prior to the Effective Time, and, further, the assumption of such Company Option pursuant to this Section 5.5(a) shall be effected in a manner that satisfies the requirements of Sections 409A and 424(a) of the Code and the Treasury Regulations promulgated thereunder, and this Section 5.5(a) will be construed consistent with this intent.
(b)   Parent shall file with the SEC, promptly, but no later than thirty (30) calendar days after the Effective Time, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock that are either (i) issuable with respect to Company Options assumed by Parent in accordance with Section 5.5(a) or (ii) reserved for future grants under the Company Plan.
(c)   Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company Plan and otherwise) to effectuate the provisions of this Section 5.5 and to ensure that, from and after the Effective Time, holders of Company Options have no rights with respect thereto other than those specifically provided in this Section 5.5.
5.6   Indemnification of Officers and Directors.
(a)   From the Effective Time through the sixth (6th) anniversary of the date on which the Effective Time occurs, each of Parent and the Surviving Corporation, jointly and severally, shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, fiduciary or agent of Parent or any of its Subsidiaries or the Company, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director, officer, fiduciary or agent of Parent or of the Company or their respective Subsidiaries, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted by Parent’s Organizational Documents or the Company’s Organizational Documents, as applicable, or pursuant to indemnification agreements set forth on Schedule 5.6(a), as applicable. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Parent and the Surviving Corporation, jointly and severally, upon receipt by Parent or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Parent, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
(b)   The provisions of the Organizational Documents of Parent or any of its Subsidiaries with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Parent or any of its Subsidiaries that are set forth in the Organizational Documents of Parent or any of its Subsidiaries as of the date of this Agreement shall not be amended, modified or repealed for a period of six (6) years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Parent or any of its Subsidiaries. The Organizational Documents of the Surviving Corporation shall contain, and Parent shall cause the Organizational Documents of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those set forth in the Organizational Documents of the Company as of the date of this Agreement.
(c)   From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Organizational Documents of the Company and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Parent shall fulfill and honor in all respects the obligations of Parent or any of its Subsidiaries to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Organizational Documents of Parent or any of its Subsidiaries and pursuant to any indemnification agreements between Parent or any of its Subsidiaries and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.
(d)   From and after the Effective Time, Parent shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Parent. In addition, Parent shall purchase, prior to the Effective Time, a six (6)-year prepaid “tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Parent’s and any of its Subsidiaries’ existing directors’ and officers’ insurance policies and Parent’s existing fiduciary liability insurance policies (if any), in each case, for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time. During the term of the “tail” policy, Parent shall not take any action following the Effective Time to cause such “tail” policy to be cancelled or any provision therein to be amended or waived in any manner that would adversely affect in any material respect the rights of its or any of its Subsidiaries’ former and current officers and directors.
(e)   From and after the Effective Time, Parent shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 5.6 in connection with their successful enforcement of the rights provided to such persons in this Section 5.6.
(f)   All rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Closing, now existing in favor of the current or former directors, officers or employees, as the case may be, of Parent or the Company or any of their respective Subsidiaries as provided in their respective Organizational Documents or in any agreement shall survive the Merger and shall continue in full force and effect. The provisions of this Section 5.6 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Parent and the Company and any of their respective Subsidiaries by Law, charter, statute, bylaw or Contract, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.
(g)   From and after the Effective Time, in the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.6. Parent shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.6.
(h)   The obligations set forth in this Section 5.6 shall not be terminated, amended or otherwise modified in any manner that adversely affects any D&O Indemnified Party, or any person who is a beneficiary under the policies referred to in this Section 5.6 and their heirs and representatives, without the prior written consent of such affected D&O Indemnified Party or such other beneficiary.
5.7   Additional Agreements.   The Parties shall (a) use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Contemplated Transactions and (b) reasonably cooperate with the other Parties and provide the other Parties with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the Surviving Corporation to continue to meet its obligations under this Agreement following the Closing. Without limiting the generality of the foregoing, each Party shall use reasonable best efforts to: (i) make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions, (ii) obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract (with respect to Contracts set forth in Section 5.7 of the Company Disclosure Schedule) to remain in full force and effect, (iii) lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions and (iv) satisfy the conditions precedent to the consummation of the Merger.
5.8   Public Announcement.   The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement or making any announcement to Parent Associates or Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Contemplated Transactions and shall not issue any such press release, public statement or announcement to Parent Associates or Company Associates without the other Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (a) each Party may, without such consultation or prior written consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Parent SEC Documents, so long as such statements are consistent with and do not disclose material information not previously disclosed in previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party); (b) a Party may, without the prior written consent of the other Party but subject to giving advance notice to the other Party of, and consulting with the other Party regarding, the text of such press release, announcement or statement, issue any such press release or make any such public announcement or statement which Parent shall have determined in good faith, upon the advice of legal counsel, is required by any applicable Law; and (c) Parent need not consult with the Company in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.3(e) or with respect to any Acquisition Proposal or Parent Board Adverse Recommendation Change.
5.9   Listing.   Parent shall use its commercially reasonable efforts, (a) to maintain its existing listing on Nasdaq until the Closing Date and to obtain approval of the listing of the combined company on Nasdaq; (b) without derogating from the generality of the requirements of the foregoing clause (a) and to the extent required by the rules and regulations of Nasdaq, to prepare and submit to Nasdaq a notification form for the listing of the shares of Parent Common Stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance), (c) to effect the Nasdaq Reverse Split, and (d) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial listing application for the Parent Common Stock on Nasdaq (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations and will reasonably promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its representatives. The Company agrees to pay all Nasdaq fees associated with the Nasdaq Listing Application. The Company will cooperate with Parent as reasonably requested by Parent with respect to the Nasdaq Listing Application and promptly furnish to Parent all information concerning the

Company and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.9.
5.10   Tax Matters.
(a)   For United States federal income Tax purposes, (i) the Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), and (ii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Section 354 and 361 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a), to which Parent, Merger Sub and the Company are parties under Section 368(b) of the Code.
(b)   The Parties shall use their respective reasonable best efforts to cause the Merger to qualify, and will not take (or knowingly fail to take) any action or cause (or knowingly fail to cause) any action to be taken which action would reasonably be expected to prevent the Merger from qualifying, for the Intended Tax Treatment. The Parties shall use commercially reasonable efforts to operate the Surviving Corporation so as to meet the “continuity of business enterprise” requirement and any other requirements pursuant to Section 368(a)(2)(E) of the Code. The Parties shall not file any U.S. federal, state or local Tax Return in a manner that is inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code.
(c)   At least ten (10) Business Days prior to Closing, Parent will provide the Company with its determinations regarding the applicability of Section 280G of the Code and reasonable supporting calculations to any employee, officer, director or other service provider of Parent or any of its Subsidiaries that, in connection with the Contemplated Transactions (i) may receive the payment of any “parachute payment” within the meaning of Section 280G of the Code or (ii) may receive a benefit in the form of accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit received.
(d)   Each Party, shall cooperate and shall cause its respective Affiliates to cooperate with each other Party and with each other Party’s agents, including accounting firms and legal counsel, in connection with any Tax Proceeding in respect of Taxes assessed or proposed to be assessed against the Company or any of its Subsidiaries or the preparation of any Tax Return. Such cooperation shall include each Party making such information and documents in its possession relating to the Company or any of its Subsidiaries reasonably necessary in connection with any such Tax Proceeding available to the other Party. The Parties shall retain all Tax Returns, schedules, and work papers, and all material records and other documents relating thereto, until the expiration of the applicable statute of limitations (including, to the extent noticed by any Party, any extensions thereof) of the Tax period to which such Tax Returns and other documents and information relate. Each of the Parties shall also make available to the other Party, as reasonably requested and available on a mutually convenient basis, personnel responsible for preparing, maintaining, and interpreting information and documents relevant to Taxes to provide reasonable explanation of any documents or information provided hereunder. Any information or documents provided under this Agreement shall be kept confidential by the Party receiving such information or documents, except as may otherwise be necessary in connection with the filing of Tax Returns or in connection with a Tax Proceeding.
(e)   Fifty percent (50%) of any Transfer Taxes shall be borne and paid by each of Parent and the Company if and when due. Each of Parent and the Company shall, at its own expense, timely file any Tax Return or other documents with respect to such Taxes or fees.
5.11   Directors and Officers.   The Parties shall take all necessary action so that immediately after the Effective Time, (a) the Parent Board is comprised of seven (7) members, with one (1) such member designated by Parent and six (6) such members designated by the Company, (b) the Persons listed on Schedule 5.11 under the heading “Officers” are elected or appointed, as applicable, to the positions of officers of Parent, as set forth therein, to serve in such positions effective as of the Effective Time until successors are duly appointed and qualified in accordance with applicable Law and (c) the Persons listed on Schedule 5.11 under the heading “Directors” are elected or appointed, as applicable, to the positions of directors of Parent, as set forth therein, and to the classes of such director positions as set forth therein, to serve in such positions effective as of the Effective Time until successors are duly appointed and qualified in accordance with applicable Law. If any Person listed on Schedule 5.11 under the heading “Officers” is unable or unwilling to serve as an officer of Parent, as set forth therein, as of the Effective Time, the Parties shall mutually agree upon a successor. If any Person listed on Schedule 5.11 is unable or unwilling to serve as a director of Parent, as set forth therein, as of the Effective Time, the Party appointing such Person (as set forth on Schedule 5.11) shall designate a successor. The Person listed on Schedule 5.11 under the heading “Board Designee — Parent” shall be Parent’s designee pursuant to clause (c) of this Section 5.11 (which may be changed by Parent at any time prior to the Closing by written notice to the Company to include a different board designee who is reasonably acceptable to the Company) (the “Parent Designee”). The Persons listed on Schedule 5.11 under the heading “Board Designees — Company” shall be the Company’s designees pursuant to clause (c) of this Section 5.11 (which initial list may include vacancies and be supplemented or changed by the Company at any time prior to the Closing by written notice to Parent to include different board designees who are reasonably acceptable to Parent).
5.12   Termination of Certain Agreements and Rights.
(a)   The Company shall cause the Investor Agreements set forth on Schedule 5.12(a) to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Parent or the Surviving Corporation.
(b)   In addition to its obligations with respect to the Asset Disposition under Section 4.7, Parent agrees to use commercially reasonable efforts to (i) terminate, assign or fully perform all Parent Contracts, including as set forth on Schedule 5.12(b)(1) (except (x) Parent Contracts set forth and indicated as such on Schedule 5.12(b)(2) and (y) any other Parent Contract agreed to by Parent and Company) (the “Specified Parent Contracts”) and (ii) fully satisfy, waive or otherwise discharge all obligations of Parent under all Specified Parent Contracts, in each case prior to the Closing.
5.13   Section 16 Matters.   Prior to the Effective Time, Parent and the Company shall take all such steps as may be required (to the extent permitted under applicable Laws) to cause any acquisitions of Parent Common Stock, restricted stock awards to acquire Parent Common Stock and any options to purchase Parent Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act. At least ten (10) days prior to the Closing Date, the Company shall furnish the following information to Parent for each individual who, immediately after the Effective Time, will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent: (a) the number of shares of Company Capital Stock owned by such individual and expected to be exchanged for shares of Parent Common Stock pursuant to the Merger, and (b) the number of other derivative securities (if any) with respect to Company Capital Stock owned by such individual and expected to be converted into shares of Parent Common Stock, restricted stock awards to acquire Parent Common Stock or derivative securities with respect to Parent Common Stock in connection with the Merger.
5.14   Cooperation.   Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the combined entity to continue to meet its obligations following the Effective Time.
5.15   Allocation Certificate; Parent Outstanding Shares Certificate.
(a)   The Company will prepare and deliver to Parent at least ten (10) Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of the Company in a form reasonably acceptable to Parent setting forth (as of immediately prior to the Effective Time) (i) each holder of Company Capital Stock and Company Options, (ii) such holder’s name and address; (iii) the number and type of Company Capital Stock held or underlying the Company Options as of the immediately prior to the Effective Time for each such holder; and (iv) the number of shares of Parent Common Stock to be issued to such holder, or to underlie any Parent Option to be issued to such holder, pursuant to this Agreement in respect of the Company Capital Stock or Company Options held by such holder as of immediately prior to the Effective Time (the “Allocation Certificate”).
(b)   Parent will prepare and deliver to the Company at least ten (10) Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of Parent in a form reasonably acceptable to the Company, setting forth, as of immediately prior to the Effective Time (i) each record holder of Parent Common Stock, Parent Options or Parent RSUs, (ii) such record holder’s name and address, and (iii) the number of shares of Parent Common Stock held or underlying the Parent Options or Parent RSUs as of the Effective Time for such holder (the “Parent Outstanding Shares Certificate”).
5.16   Company Financial Statements.   To the extent required, the Company will use commercially reasonable efforts to, (i) no later than March 31, 2025, furnish to Parent audited financial statements for the fiscal year ended 2024 for inclusion in the Proxy Statement and the Registration Statement (the “Company 2024 Audited Financial Statements” and, collectively with the Company 2023 and 2022 Audited Financial Statements, the “Company Audited Financial Statements”) and (ii) and no later than May 14, 2025, furnish to Parent unaudited interim financial statements for each interim period completed prior to the Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company 2025 Interim Financial Statements” and collectively with the Company 2024 Interim Financial Statements, the “Company Interim Financial Statements”). Each of the Company 2024 Audited Financial Statements and the Company 2025 Interim Financial Statements will be suitable for inclusion in the Proxy Statement and the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the consolidated financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Company as of the dates of and for the periods referred to in the Company 2024 Audited Financial Statements or the Company 2025 Interim Financial Statements, as the case may be.
5.17   Takeover Statutes.   If any Takeover Statute is or may become applicable to the Contemplated Transactions, each of the Company, the Company Board, Parent and the Parent Board, as applicable, shall grant such approvals and take such actions as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such Takeover Statute on the Contemplated Transactions.
5.18   Stockholder Litigation.   Until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, Parent shall (a) promptly advise the Company in writing of any stockholder litigation or investigation against it or its directors relating to this Agreement, the Merger or the Contemplated Transactions and keep the Company fully informed regarding such stockholder litigation and (b) give the Company the opportunity to participate in the defense or settlement of any stockholder litigation or investigation relating to this Agreement or any of the Contemplated Transactions, and not settle any such litigation or investigation without the Company’s written consent, which will not be unreasonably withheld, conditioned or delayed.
5.19   Equity Plans.   Prior to or as of the Effective Time, Parent shall approve, adopt and submit for approval by the stockholders of Parent, and recommend and use commercially reasonable efforts to cause the stockholders of Parent to approve, (a) the 2025 Equity Incentive Plan in the form attached hereto as Exhibit F (the “2025 Plan”) which will provide for new awards for a number of shares of Parent Common Stock not exceeding 10% of the Parent Common Stock issued and expected to be outstanding immediately after the Effective Time, as mutually agreed upon by Parent and the Company, and subject to approval by the Parent Board (for avoidance of doubt, such number of shares shall be in addition to the number of shares of Parent Common Stock subject to outstanding Parent Options or subject to Company Options assumed by Parent as contemplated by Section 5.5), and which may include an annual increase pursuant to an “evergreen” provision to provide for optional annual increases of up to 5% of the total number of fully diluted shares of capital stock of Parent as of the day prior to such increase; and (b) the 2025 Employee Stock Purchase Plan (the “2025 ESPP”), in the form attached hereto as Exhibit G, with a total pool of shares of Parent Common Stock not exceeding 1% of the Parent Common Stock issued and expected to be outstanding immediately after the Effective Time, and may include an annual increase pursuant to an “evergreen” provision providing for an annual increase of up to 1% of the total number of fully diluted shares of capital stock of Parent outstanding as of the day prior to such increase ((a) and (b), collectively, the “Equity Plan Proposals”). Subject to the approval of the 2025 Plan by the stockholders of Parent, Parent shall file with the SEC, promptly after the Effective Time, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to the 2025 Plan.
5.20   Parent SEC Documents.   From the date of this Agreement until the Effective Time, Parent shall use commercially reasonable efforts to timely file with the SEC all Parent SEC Documents. As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each Parent SEC Document filed by Parent with the SEC shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act.
5.21   Parent Options and RSUs.   Before the Effective Time, Parent shall take all actions necessary to provide that all Parent Options and Parent RSUs shall be fully vested as of the Effective Time and that no Parent Option shall be exercised later than ninety (90) days following the termination of service of the holder of the Parent Option.
Section 6.   CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY
The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction (or, to the extent permitted by applicable Law, written waiver by each of the Parties) of each of the following conditions:
6.1   No Restraints.   No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.
6.2   Stockholder Approval.   (a) Parent shall have obtained the Required Parent Stockholder Vote and (b) the Company shall have obtained the Required Company Stockholder Vote and such Required Company Stockholder Vote shall remain in full force and effect and shall not have been revoked.
6.3   Listing.   (a) The existing shares of Parent Common Stock shall have been continually listed on Nasdaq as of and from the date of this Agreement through the Closing Date and (b) the shares of Parent Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq as of the Closing.
6.4   Effectiveness of Registration Statement.   The Registration Statement shall have become effective in accordance with the provisions of the Securities Act and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn.
6.5   Parent Net Cash Determination.   Parent Net Cash shall have been finally determined in accordance with Section 1.6.
Section 7.   ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB
The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction (or, to the extent permitted by applicable Law, written waiver by Parent) of each of the following conditions:

7.1   Accuracy of Representations.   (i) The representation and warranty of the Company set forth in Section 2.8(b) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date; (ii) the Company Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such date); and (iii) the representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and Section 2.8(b) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).
7.2   Performance of Covenants.   The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.
7.3   Documents.   Parent shall have received the following documents, each of which shall be in full force and effect:
(a)   a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (i) that the conditions set forth in Sections 7.1, 7.2, 7.4 and 7.5 have been duly satisfied and (ii) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 5.15 is true and accurate in all respects as of the Closing Date; and
(b)   the Allocation Certificate.
7.4   FIRPTA Certificate.   Parent shall have received (i) an original signed statement from the Company that the Company is not, and has not been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code, conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h), and (ii) an original signed notice to be delivered to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Parent to deliver such notice to the IRS on behalf of the Company following the Closing, each dated as of the Closing Date, duly executed by an authorized officer of the Company, and in form and substance reasonably acceptable to Parent.
7.5   No Company Material Adverse Effect.   Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.
7.6   Termination of Investor Agreements.   The Investor Agreements set forth on Schedule 5.12(a) shall have been terminated (or will be terminated as of the Closing).
7.7   Company Lock-Up Agreements.   Parent shall have received the Company Lock-Up Agreements duly executed by each of the Company Lock-Up Signatories and each executive officer and director of the Company who is elected or appointed, as applicable, as an executive officer and director of Parent as of immediately following the Closing, each of which shall be in full force and effect as of immediately following the Effective Time.

Section 8.   ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY
The obligation of the Company to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing is subject to the satisfaction (or, to the extent permitted by applicable Law, written waiver by the Company) of each of the following conditions:
8.1   Accuracy of Representations.   (i) The representations and warranties of Parent and Merger Sub set forth in Section 3.8(b) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date; (ii) the Parent Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such date); and (iii) the representations and warranties of Parent and Merger Sub contained in this Agreement (other than the Parent Fundamental Representations and Section 3.8(b)) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).
8.2   Performance of Covenants.   Parent and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.
8.3   Documents.   The Company shall have received the following documents, each of which shall be in full force and effect:
(a)   a certificate executed by the Chief Executive Officer or Chief Financial Officer of Parent certifying that the conditions set forth in Sections 8.1, 8.2, and 8.4 have been duly satisfied;
(b)   the Parent Outstanding Shares Certificate;
(c)   the Parent Closing Financial Certificate, a draft of which shall have been provided at least five (5) Business Days prior to the Closing, which certificate shall be accompanied by such supporting documentation, information and calculations as are reasonably requested by the Company to verify and determine the information contained therein; and
(d)   a written resignation, in a form reasonably satisfactory to the Company, dated as of the Closing Date and effective as of the Effective Time, executed by each of the directors of Parent who are not to continue as directors of Parent after the Effective Time pursuant to Section 5.11 hereof.
8.4   No Parent Material Adverse Effect.   Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect that is continuing.
8.5   Parent Net Cash.   Parent Net Cash determined in accordance with Section 1.6 shall be greater than or equal to $18,000,000.
8.6   Termination of Contracts.   The Company shall have received evidence, in form and substance reasonably satisfactory to it, that (a) the Specified Parent Contracts (except, for the avoidance of doubt, (i) any Parent Contracts set forth on Schedule 5.12(b)(2) and (ii) any other Parent Contract agreed to by Parent and Company) have been terminated, assigned, or fully performed by Parent, (b) all obligations of Parent under the Specified Parent Contracts have been fully satisfied, waived or otherwise discharged, including as set forth on Schedule 5.12(b), if applicable and (c) the Asset Disposition will be consummated substantially concurrently with the Closing.
8.7   Parent Lock-Up Agreements.   Parent shall have received the Parent Lock-Up Agreements duly executed by each of the Parent Lock-Up Signatories, each of which shall be in full force and effect as of immediately following the Effective Time.
Section 9.   TERMINATION
9.1   Termination.   This Agreement may be terminated prior to the Effective Time (whether before or after approval of the Company Stockholder Matters by the Company’s stockholders and whether before or after approval of the Parent Stockholder Matters by Parent’s stockholders, unless otherwise specified below):
(a)   by mutual written consent of Parent and the Company;
(b)   by either Parent or the Company if the Contemplated Transactions shall not have been consummated by June 30, 2025 (subject to possible extension as provided in this Section 9.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b)) shall not be available to the Company, on the one hand, or to Parent, on the other hand, if such Party’s action or failure to act has been a principal cause of the failure of the Contemplated Transactions to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement, provided, further, however, that, in the event that the SEC has not declared the Registration Statement effective under the Securities Act by the date which is thirty (30) calendar days prior to the End Date, then Parent shall be entitled to extend the End Date for an additional sixty (60) calendar days by written notice to the Company;
(c)   by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;
(d)   by Parent if the Company Stockholder Written Consent executed by each Company Signatory shall not have been obtained within seven (7) Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Company Stockholder Written Consent has been obtained, Parent may not terminate this Agreement pursuant to this Section 9.1(d);
(e)   by either Parent or the Company if (i) the Parent Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent’s stockholders shall have taken a final vote on the Parent Stockholder Matters and (ii) the Parent Stockholder Matters shall not have been approved at the Parent Stockholders’ Meeting (or at any adjournment or postponement thereof) by the Required Parent Stockholder Vote provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to Parent where the failure to obtain the Required Parent Stockholder Vote shall have been caused by the action or failure to act of Parent and such action or failure to act constitutes a material breach by Parent of this Agreement;
(f)   by the Company (at any time prior to the approval of the Parent Stockholder Matters by the Required Parent Stockholder Vote) if a Parent Triggering Event shall have occurred;
(g)   by Parent (at any time prior to the Required Company Stockholder Vote being obtained) if a Company Triggering Event shall have occurred;
(h)   by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Sub or if any representation or warranty of Parent or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement;

provided, further, that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by the End Date by Parent or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the End Date and (ii) the expiration of a thirty (30) calendar day period commencing upon delivery of written notice from the Company to Parent of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by Parent or Merger Sub is cured prior to such termination becoming effective); or
(i)   by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that neither Parent nor Merger Sub is then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the End Date by the Company then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the End Date and (ii) the expiration of a thirty (30) calendar day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective).
The Party desiring to terminate this Agreement pursuant to this Section 9.1, shall give the other Party written notice of such termination, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.
9.2   Effect of Termination.   In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 5.8, Section 9.3, Section 10 and the definitions of the defined terms in such Sections (including the definitions of such defined terms set forth in Exhibit A) shall survive the termination of this Agreement and shall remain in full force and effect following such termination, and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.
9.3   Expenses; Termination Fees.
(a)   Except as set forth in this Section 9.3, Section 1.6(e) and Section 5.9, the Transaction Expenses shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided that Parent and the Company shall each pay 50% of all fees and expenses incurred in relation to (i) the printing and filing with the SEC of the Registration Statement and Proxy Statement and any amendments and supplements thereto and paid to a financial printer or the SEC, and (ii) the proxy solicitation firm engaged in connection with the Parent Stockholders’ Meeting. It is understood and agreed that all fees and expenses incurred or to be incurred by or payable by the Company in connection with the Contemplated Transactions and preparing, negotiating and entering into this Agreement and the performance of its obligations under this Agreement shall be paid by the Company in cash at or prior to the Closing.
(b)   If:
(i)   (A) this Agreement is terminated pursuant to Section 9.1(b), Section 9.1(e) or Section 9.1(h), (B) an Acquisition Proposal with respect to Parent shall have been publicly announced, disclosed or otherwise communicated to Parent or the Parent Board at any time after the date of this Agreement but prior to the termination of this Agreement (which shall not have been withdrawn) and (C) within twelve (12) months after the date of such termination,

Parent enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction in respect of the Acquisition Proposal referred to in clause (B) or in respect of any other Acquisition Proposal; or
(ii)   this Agreement is terminated by the Company pursuant to Section 9.1(f) (or, at the time this Agreement is terminated, the Company had the right to terminate this Agreement pursuant to Section 9.1(f));
then Parent shall pay to the Company a nonrefundable fee in an amount equal to $2,250,000 (the “Company Termination Fee”), in the case of Section 9.3(b)(i), upon the consummation of such Subsequent Transaction or, in the case of Section 9.3(b)(ii), concurrently with the termination of this Agreement plus any amount payable to the Company pursuant to Section 9.3(f).
(c)   If:
(i)   (A) this Agreement is terminated pursuant to Section 9.1(b), Section 9.1(d), or Section 9.1(i), (B) an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company or the Company Board at any time after the date of this Agreement but prior to obtaining the Required Company Stockholder Vote (which shall not have been withdrawn, (1) in the case of a termination pursuant to Section 9.1(b) or Section 9.1(i), at the time the Required Company Stockholder Vote is obtained and (2) in the case of a termination pursuant to Section 9.1(d), at the time of such termination) and (C) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction in respect of the Acquisition Proposal referred to in clause (B) or in respect of any other Acquisition Proposal; or
(ii)   this Agreement is terminated by Parent pursuant to Section 9.1(g) (or, at the time this Agreement is terminated, Parent had the right to terminate this Agreement pursuant to Section 9.1(g));
then the Company shall pay to Parent an amount equal to $2,250,000 (the “Parent Termination Fee”), in the case of Section 9.3(c)(i), upon the consummation of such Subsequent Transaction or, in the case of Section 9.3(c)(ii), concurrently with the termination of this Agreement, plus any amount payable to Parent pursuant to Section 9.3(f).
(d)   (i) If this Agreement is terminated pursuant to Section 9.1(e), Section 9.1(f), or Section 9.1(h) or (ii) in the event of the failure of the Company to consummate the transactions to be contemplated at the Closing solely as a result of a Parent Material Adverse Effect as set forth in Section 8.4 (provided, that at such time all of the other conditions precedent to Parent’s obligation to close set forth in Section 6 and Section 7 have been satisfied by the Company, are capable of being satisfied by the Company or have been waived by Parent), then Parent shall reimburse the Company for all reasonable out-of-pocket fees and expenses incurred by the Company in connection with this Agreement and the Contemplated Transactions (such expenses, collectively, the “Third Party Expenses”), up to a maximum of $750,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which the Company submits to Parent true and correct copies of reasonable documentation supporting such Third Party Expenses; provided, however, that such Third Party Expenses shall not include any amounts for financial advisors to the Company except for reasonably documented out-of-pocket expenses otherwise reimbursable by the Company to such financial advisors pursuant to the terms of the Company’s engagement letter or similar arrangement with such financial advisors. For the avoidance of doubt, to the extent any Third Party Expenses are paid, such amounts shall be credited against any Company Termination Fee which becomes payable thereafter.
(e)   (i) If this Agreement is terminated pursuant to Section 9.1(d), Section 9.1(g), or Section 9.1(i) or (ii) in the event of the failure of Parent to consummate the transactions to be consummated to the Closing solely as a result of a Company Material Adverse Effect as set forth in Section 7.5 provided, that at such time all of the other conditions precedent to the Company’s obligation to close set forth in Section 6 and Section 8 have been satisfied by Parent are capable of being satisfied by Parent or have been waived by the Company, the Company shall reimburse Parent for all Third Party Expenses incurred by Parent up to a maximum of $750,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which Parent submits to the Company true and correct copies of reasonable documentation supporting such Third Party Expenses; provided, however, that such Third Party Expenses shall not include any amounts for financial advisors to Parent except for reasonably documented out-of-pocket expenses otherwise reimbursable by Parent to such financial advisors pursuant to the terms of Parent’s engagement letter or similar arrangement with such financial advisors. For the avoidance of doubt, to the extent any Third Party Expenses are paid, such amounts shall be credited against any Parent Termination Fee which becomes payable thereafter.
(f)   Any Company Termination Fee or Parent Termination Fee due under this Section 9.3 shall be paid by wire transfer of same day funds. If a Party fails to pay when due any amount payable by it under this Section 9.3, then (i) such Party shall reimburse the other Party for reasonable out-of-pocket costs and expenses (including reasonable and out-of-pocket fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 9.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent (3%).
(g)   The Parties agree that, (i) subject to Section 9.2, payment of the Company Termination Fee shall, in the circumstances in which it is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of the Company following the termination of this Agreement under the circumstances described in Section 9.3(b), it being understood that in no event shall Parent be required to pay the amounts payable pursuant to this Section 9.3 on more than one occasion and (ii) following payment of the Company Termination Fee (x) Parent shall have no further liability to the Company in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by Parent giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (y) neither the Company nor any of its Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against Parent or Merger Sub or seek to obtain any recovery, judgment or damages of any kind against such Parties (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Parties) in connection with or arising out of this Agreement or the termination thereof, any breach by any such Parties giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (z) the Company and its Affiliates shall be precluded from any other remedy against Parent, Merger Sub and their respective Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated; provided, however, that nothing in this Section 9.3(g) shall limit the rights of Parent and Merger Sub under Section 10.11.
(h)   The Parties agree that, (i) subject to Section 9.2, payment of the Parent Termination Fee shall, in the circumstances in which it is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of Parent following the termination of this Agreement under the circumstances described in Section 9.3(c), it being understood that in no event shall the Company be required to pay the amounts payable pursuant to this Section 9.3 on more than one occasion and (ii) following payment of the Parent Termination Fee (x) the Company shall have no further liability to Parent in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the Company giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (y) neither Parent nor any of its Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against the Company or seek to obtain any recovery, judgment or damages of any kind against the Company (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of the Company) in connection with or arising out of this Agreement or the termination thereof, any breach by the Company giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (z) Parent and its Affiliates shall be precluded from any other remedy against the Company and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated; provided, however, that nothing in this Section 9.3(h) shall limit the rights of the Company under Section 10.11.
(i)   Each of the Parties acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the applicable Party in the circumstances in which such amount is payable.
Section 10.   MISCELLANEOUS PROVISIONS
10.1   Non-Survival of Representations and Warranties.   The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 shall survive the Effective Time.
10.2   Amendment.   This Agreement may be amended with the approval of the Company, Merger Sub and Parent at any time (whether before or after obtaining the Required Company Stockholder Vote or before or after obtaining the Required Parent Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Parent.
10.3   Waiver.
(a)   No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
(b)   No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
10.4   Entire Agreement; Counterparts; Exchanges by Electronic Transmission.   This Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
10.5   Applicable Law; Jurisdiction; WAIVER OF JURY TRIAL.   This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the

Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 10.5; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.8 of this Agreement; and (f) IRREVOCABLY AND UNCONDITIONALLY WAIVES THE RIGHT TO TRIAL BY JURY.
10.6   Attorneys’ Fees.   In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties, the prevailing Party in such action or suit (as determined by a court of competent jurisdiction) shall be entitled to recover its reasonable out-of-pocket attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.
10.7   Assignability.   This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.
10.8   Notices.   All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email (provided that no bounceback or similar “undeliverable” message is received by such sender) prior to 5:00 p.m. Eastern Time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:
if to Parent or Merger Sub:
Cara Therapeutics, Inc.
400 Atlantic Street, Suite 500
Stamford, Connecticut 06901
Attention: Scott Terrillion, Esq.
Email: [***]
with a copy to (which shall not constitute notice):
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
919 Third Avenue
New York, NY 10012
Attention: Daniel Bagliebter; Kenneth Koch
Email: [***]
if to the Company:
Tvardi Therapeutics, Inc.
3 Sugar Creek Ctr. Blvd. Ste. 525
Sugar Land, TX 77478
Attention: Legal Department
Email: [***]

with a copy to (which shall not constitute notice):
Cooley LLP
10265 Science Center Dr
San Diego, CA 92121
Attention: Rama Padmanabhan
Email: [***]
10.9   Cooperation.   Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.
10.10   Severability.   Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.
10.11   Other Remedies; Specific Performance.   Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with their specified terms or otherwise breaches such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state thereof having jurisdiction, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement shall not be required to provide any bond, surety or other security in connection with any such order or injunction.
10.12   No Third Party Beneficiaries.   Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.6) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
10.13   Construction.
(a)   References to “cash,” “dollars” or “$” are to U.S. dollars.
(b)   For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(c)   The Parties have participated jointly in the negotiating and drafting of this Agreement and agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.
(d)   As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”
(e)   As used in this Agreement, the word “extent” in the phrase “to the extent” means the degree to which a subject extends and does not simply mean “if.”
(f)   As used in this Agreement, the word “or” shall not be exclusive (i.e., “or” shall be deemed to mean “and/or”).
(g)   Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.
(h)   Any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations, and statutory instruments issued or related to such legislations.
(i)   The bold-faced headings and table of contents contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.
(j)   The Parties agree that each of the Company Disclosure Schedule and the Parent Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement. The disclosures in any section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule shall qualify other sections and subsections in this Agreement to the extent it is readily apparent on its face from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.
(k)   Each of “delivered” or “made available” means, with respect to any documentation, that prior to 11:59 p.m. Eastern Time on the date that is two (2) calendar days prior to the date of this Agreement (i) a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party or (ii) such material is disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof and publicly made available on the SEC’s Electronic Data Gathering Analysis and Retrieval system.
(l)   Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a Saturday, Sunday, or any date on which banks in New York, New York are authorized or obligated by Law to be closed, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular Business Day.
(m)   Unless otherwise indicated, (i) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded; (ii) if the last day of such period is not a Business Day, then the period in question will end on the next Business Day; (iii) if any action (other than any action described in Section 5.4) must be taken on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day; (iv) the measure of a period of one month or year for purposes of this Agreement will be the day of the following month or year corresponding to the starting date; and (v) if no corresponding date exists, then the end date of such period being measured will be the next actual day of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1). References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.
10.14   Defined Terms Defined Elsewhere.
Term	Section
2025 ESPP	5.19
2025 Plan	5.19
Accounting Firm	1.6(e)
Agreement	Preamble
Allocation Certificate	5.15(a)
Anti-Bribery Laws	2.23
Anticipated Closing Date	1.6(a)
Asset Disposition(s)	4.7
Certificate of Merger	1.3
Certifications	3.7(a)
Closing	1.3
Closing Date	1.3
Company	Preamble
Company Benefit Plan	2.17(a)
Company Board Adverse Recommendation Change	5.2(d)
Company Board Recommendation	5.2(d)
Company Budget	4.2(b)(v)
Company Disclosure Schedule	Section 2
Company Financials	2.7(a)
Company In-Licensed IP	2.12(b)
Company In-bound License	2.12(d)
Company Lock-Up Agreement	Recitals
Company Lock-Up Signatories	Recitals
Company Material Contract	2.13(a)
Company Material Contracts	2.13(a)
Company Out-bound License	2.12(d)
Company Owned Registered IP	2.12(a)
Company Permits	2.14(b)
Company Real Estate Leases	2.11
Company Stock Certificate	1.7
Company Stockholder Matters	5.2(a)
Company Stockholder Support Agreement	Recitals
Company Stockholder Written Consent(s)	Recitals
Company Termination Fee	9.3(b)
Determination Notice	5.3(d)(i)
Dispute Notice	1.6(b)
Dissenting Shares	1.9(a)
D&O Indemnified Parties	5.6(a)
Drug Regulatory Agency	2.14(a)
Effective Time	1.3
End Date	9.1(b)
Equity Plan Proposals	5.19
Exchange Agent	1.8(a)

Term	Section
Exchange Fund	1.8(a)
FDA	2.14(a)
FDCA	2.14(a)
Information Statement	5.2(a)
Intended Tax Treatment	5.10(a)
Investor Agreements	2.22(b)
Liability	2.9
Merger	Recitals
Merger Sub	Preamble
Nasdaq Listing Application	5.9
Net Cash Calculation	1.6(a)
Net Cash Schedule	1.6(a)
Parent	Preamble
Parent Benefit Plan	3.17(a)
Parent Board Adverse Recommendation Change	5.3(c)
Parent Board Recommendation	5.3(c)
Parent Designees	5.11
Parent Disclosure Schedule	3
Parent In-bound License	3.12(d)
Parent Lock-Up Agreement	Recitals
Parent Material Contract	3.13(a)
Parent Material Contracts	3.13(a)
Parent Notice Period	5.3(d)(i)
Parent Out-bound License	3.12(d)
Parent Outstanding Shares Certificate	5.15(b)
Parent Owned Registered IP	3.12(a)
Parent Permits	3.14(b)
Parent SEC Documents	3.7(a)
Parent Share Issuance	5.3(a)(ii)
Parent Stockholder Matters	5.3(a)(viii)
Parent Stockholders’ Meeting	5.3(a)(viii)
Parent Stockholder Support Agreement	Recitals
Parent Termination Fee	9.3(c)
Pre-Closing Period	4.1(a)
Regulation M-A Filing	2.21
Required Company Stockholder Vote	2.4
Required Parent Stockholder Vote	3.4
Response Date	1.6(b)
Sensitive Data	2.12(g)
Specified Parent Contracts	5.12(b)
Stockholder Notice	5.2(c)
Surviving Corporation	1.1
Tax Opinion	5.1(c)
Third Party Expenses	9.3(d)
[Signature pages follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.
CARA THERAPEUTICS, INC.
By:
/s/ Christopher Posner

Name:
Christopher Posner

Title:
President and Chief Executive Officer

CT CONVERGENCE MERGER SUB, INC.
By:
/s/ Christopher Posner

Name:
Christopher Posner

Title:
President and Chief Executive Officer

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.
TVARDI THERAPEUTICS, INC.
By:
/s/ Imran Alibhai, Ph.D.

Name:
Imran Alibhai, Ph.D.

Title:
Chief Executive Officer

EXHIBIT A
CERTAIN DEFINITIONS
For purposes of this Agreement (including this Exhibit A):
“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company or any of its Affiliates, on the one hand, or Parent or any of its Affiliates, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal; provided, however, that the term “Acquisition Inquiry” shall not include the Merger or the other Contemplated Transactions or any transactions related to the Asset Dispositions.
“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Parent or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party, other than the Asset Dispositions.
“Acquisition Transaction” means any transaction or series of related transactions (other than the Asset Dispositions) involving:
any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent entity; (ii) in which a Person or “group” (as defined in the Exchange Act) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; provided, however, that the Bridge Note Conversion shall not be, nor shall securities to be acquired thereby, be deemed or trigger an “Acquisition Transaction”; or
any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.
“Affiliate” means, with respect to a Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the corollary terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.
“Agreement” means the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, as it may be amended from time to time.
“Authorized Share Increase” means an amendment to Parent’s amended and restated certificate of incorporation to increase the number of authorized shares of Parent Common Stock.
“Bridge Note Conversion” means the automatic conversion of the Bridge Notes and any other outstanding convertible notes of the Company into shares of Parent Common Stock at the Effective Time in accordance with the relevant provisions of the Bridge Notes.
“Business Day” means any day other than a Saturday, Sunday or other day on which banks in New York, New York are authorized or obligated by Law to be closed.
“Cash and Cash Equivalents” means cash, currency, and cash equivalents as determined in accordance with GAAP, including (a) all cash and cash equivalents in deposit accounts or other similar accounts, (b) marketable securities with maturities of three (3) months or less, (c) checks, money orders, and other negotiable instruments, and (d) cash in transit. Cash and Cash Equivalents shall be net of the amount of any outstanding checks or other payment obligations that have been issued but not yet cleared. For the avoidance of doubt, “Cash and Cash Equivalents” excludes any restricted cash, escrowed amounts, or amounts held as collateral for obligations, including letters of credit and performance bonds.
“Code” means the Internal Revenue Code of 1986.
“Company Associate” means any current or former employee, independent contractor, officer or director of the Company.
“Company Board” means the board of directors of the Company.
“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.
“Company Common Stock” means the Common Stock, $0.001 par value per share, of the Company.
“Company Contract” means any Contract: (a) to which the Company is a party; (b) by which the Company or any Company IP or any other asset of the Company is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation; or (c) under which the Company has or may acquire any right or interest.
“Company ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is (or at any relevant time was) treated with the Company as a single employer within the meaning of Section 414 of the Code.
“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 2.1 (Due Organization; Subsidiaries), 2.3 (Authority; Binding Nature of Agreement), 2.4 (Vote Required), 2.6(a) and (c) (Capitalization) and 2.20 (No Financial Advisors).
“Company IP” means all Intellectual Property Rights that are owned or co-owned or purported to be owned or co-owned by the Company.
“Company Material Adverse Effect” means any Effect that, considered together with all other Effects, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company, taken as a whole; provided, however, that any Effect, individually or together with other Effects, arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) general business, political, or economic conditions generally affecting the industry in which the Company operates; (b) acts of war, the outbreak or escalation of armed hostilities, acts of terrorism, earthquakes, wildfires, hurricanes or other natural disasters, health emergencies, including pandemics (including COVID-19 and any evolutions or mutations thereof) and related or associated epidemics, disease outbreaks or quarantine restrictions; (c) changes in financial, banking or securities markets; (d) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP); (e) the announcement of this Agreement or the pendency of the Contemplated Transactions; (f) resulting from the taking of any action expressly required to be taken by this Agreement; or (g) continued losses from operations or decreases in cash balances of the Company; except, with respect to clauses (a) through (d), to the extent such Effect disproportionately affects the Company, taken as a whole, relative to other similarly situated companies in the industries in which the Company operate, in which case, such Effect shall be taken into account to the extent of such disproportionate effect on the Company.
“Company Option” means any option or other right to purchase shares of Company Capital Stock issued by the Company.
“Company Preferred Stock” means the Series A Preferred Stock, $0.001 par value per share, and the Series B Preferred Stock, $0.001 par value per share, of the Company.
“Company Signatories” means the officers, directors and stockholders of the Company set forth on Schedule A hereto.

“Company Triggering Event” shall be deemed to have occurred if: (a) the Company Board shall have made a Company Board Adverse Recommendation Change; (b) the Company Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; or (c) following the date of this Agreement, the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal.
“Company Unaudited Interim Balance Sheet” means the unaudited consolidated balance sheet of the Company for the period ended September 30, 2024 provided to Parent prior to the date of this Agreement.
“Company’s Knowledge” means the actual knowledge of Imran Alibhai, Ph.D., Dan Conn and John Kauh and such knowledge as such Persons would reasonably be expected to have obtained in the course of their performance of their duties to the Company (after due inquiry). With respect to matters involving Intellectual Property Rights, knowledge requires consultation with external intellectual property counsel but does not require that such Persons conduct or have conducted or obtain or have obtained any freedom-to-operate opinions or similar opinions of counsel or any intellectual property clearance searches, and no knowledge of any third party intellectual property that would have been revealed by such inquiries, opinions or searches will be imputed to such Persons.
“Confidentiality Agreement” means the Non-Disclosure Agreement, dated as of July 28, 2024, by and between the Company and Parent.
“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).
“Contemplated Transactions” means the Merger and the other transactions and actions contemplated by this Agreement, including the Bridge Note Conversion, the Nasdaq Reverse Split and the Asset Dispositions.
“Contract” means, with respect to any Person, any agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, sublicense or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.
“COVID-19” means the novel coronavirus (SARS-CoV-2) and related variants thereof.
“CSL Asset Purchase Agreement” means that certain Asset Purchase Agreement by and among Parent, Cara Royalty Sub, LLC and Vifor Fresenius Medical Care Renal Pharma, Ltd, dated as of December 17, 2024.
“DGCL” means the General Corporation Law of the State of Delaware.
“Effect” means any effect, change, event, circumstance or development.
“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).
“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.
“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“Exchange Act” means the Securities Exchange Act of 1934.
“Exchange Ratio” means, subject to Section 1.5(f), the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the Company Merger Shares by (b) the Company Outstanding Shares, in which:
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“Aggregate Convertible Note Valuation” means the aggregate principal amount of the Bridge Notes plus all accrued and unpaid interest.

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“Aggregate Post-Bridge Valuation” means the sum of (i) the Company Valuation, plus (ii) the Parent Valuation plus (iii) the Implied Note Valuation.

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“Aggregate Valuation” means the sum of (i) the Company Valuation, plus (ii) the Parent Valuation plus (iii) the Aggregate Convertible Note Valuation.

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“Company Allocation Percentage” means 1.00 minus the Parent Allocation Percentage.

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“Company Merger Shares” means the Total Company Merger Shares less the Conversion Shares.

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“Company Valuation” means $210,000,000.

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“Company Outstanding Shares” means the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time, after giving effect to the Preferred Stock Conversion and excluding any Conversion Shares, expressed on a fully diluted and as-converted to Company Common Stock basis, expressed on a fully-diluted and as-converted to Company Common Stock basis and using the treasury stock method, but assuming, without limitation or duplication, (i) the exercise of all Company Options outstanding as of immediately prior to the Effective Time, and (ii) the issuance of shares of Company Capital Stock in respect of all other outstanding options, restricted stock awards, restricted stock units, warrants or rights to receive such shares, whether conditional or unconditional and including any outstanding options, warrants, restricted stock awards, restricted stock units or rights triggered by or associated with the consummation of the Merger (but excluding any shares of Company Capital Stock reserved for issuance other than with respect to outstanding Company Options under the Company Plan as of immediately prior to the Effective Time).

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“Conversion Shares” means the product obtained by multiplying (a) the Post-Closing Parent Shares by (b) the quotient obtained by dividing (i) the Implied Note Valuation by (ii) the Aggregate Post-Bridge Valuation.

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“Implied Note Valuation” means the quotient obtained by dividing (a) (i) the principal amount of the Bridge Notes plus (ii) all accrued and unpaid interest by (b) 80%.

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“Parent Allocation Percentage” means the Parent Valuation divided by the Aggregate Valuation.

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“Parent Equity Value” means $20,000,000.

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“Parent Outstanding Shares” means, subject to Section 1.5(f) (that addresses, among other things, the possibility to effect the Nasdaq Reverse Split) and the immediately following sentence, the total number of shares of Parent Common Stock outstanding immediately prior to the Effective Time, but excluding any Conversion Shares, expressed on a fully-diluted basis and using the treasury stock method (and shall include, for the avoidance of doubt, all In the Money Parent Options), but assuming, without limitation or duplication, the issuance of shares of Parent Common Stock in respect of all Parent Options, Parent RSUs and other outstanding options, warrants or rights to receive such shares, in each case, outstanding as of immediately prior to the

Effective Time (assuming cashless exercise), whether conditional or unconditional and including any outstanding options, warrants or rights triggered by or associated with the consummation of the Merger (but excluding any shares of Parent Common Stock reserved for issuance other than with respect to outstanding Parent Options and Parent RSUs as of immediately prior to the Effective Time and as set forth above) and assuming issuance of such shares on a per share basis assuming the Aggregate Post-Bridge Valuation. For the avoidance of doubt, no Out-of-the-Money Parent Options shall be included in the total number of shares of Parent Common Stock outstanding for purposes of determining the Parent Outstanding Shares.
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“Parent Valuation” means (i) if Parent Net Cash is greater than $23,125,000, the sum of (w) the Parent Equity Value plus (x) $23,000,000 plus (y) the amount by which Parent Net Cash exceeds $23,125,000, (ii) if Parent Net Cash is greater than or equal to $22,875,000 but less than or equal to $23,125,000, the sum of (x) the Parent Equity Value plus (y) $23,000,000, or (iii) if Parent Net Cash is less than $22,875,000, the sum of (w) the Parent Equity Value plus (x) $23,000,000 minus (y) the amount by which $22,875,000 exceeds Parent Net Cash.

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“Post-Closing Parent Shares” means the quotient obtained by dividing the Parent Outstanding Shares by the Parent Allocation Percentage.

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“Total Company Merger Shares” means the product determined by multiplying (a) the Post-Closing Parent Shares by (b) the Company Allocation Percentage.

Set forth on Schedule I is an illustrative example of Exchange Ratio calculations as of the date of this Agreement.
“GAAP” means generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.
“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law; or (b) right under any Contract with any Governmental Body.
“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority); or (d) self-regulatory organization (including Nasdaq).
“Hazardous Material” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including crude oil or any fraction thereof and any petroleum product or by-product.
“Intellectual Property Rights” means all past, present, and future rights, titles, and interests of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, software, databases, and mask works; (b) trademarks, service marks, trade dress, logos, trade names and other source identifiers, domain names and URLs and similar rights and any goodwill associated therewith; (c) rights associated with trade secrets, know how, inventions, invention disclosures, methods, processes, protocols, specifications, techniques and other forms of technology; (d) patents and industrial property rights; and (e) other similar proprietary rights in intellectual property of every kind and nature; (f) rights of privacy and publicity; and (g) all registrations, renewals, extensions, statutory invention registrations, provisionals, continuations, continuations-in-part, divisions, or reissues of, and applications for, any of the rights referred to in clauses (a) through (f) (whether or not in tangible form and including all tangible embodiments of any of the foregoing, such as samples, studies and summaries), along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing.
“In the Money Parent Options” shall mean any Parent Options with an exercise price less than or equal to $0.66 (subject to adjustment to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Parent Common Stock).
“IRS” means the United States Internal Revenue Service.
“Law” means any federal, state, national, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).
“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.
“Merger Consideration” means, on a per share basis, the number of shares of Parent Common Stock (and cash in lieu of any fractional shares of Parent Common Stock) issuable in exchange for each share of Company Capital Stock, as applicable, in accordance with Section 1.5(a).
“Merger Sub Board” means the board of directors of Merger Sub.
“Nasdaq” means the Nasdaq Stock Market, including the Nasdaq Global Select Market or such other Nasdaq market on which shares of Parent Common Stock are then listed.
“Nasdaq Reverse Split” means a reverse stock split of all outstanding shares of Parent Common Stock at a reverse stock split ratio in the range of 1:2 to 1:12 or as otherwise mutually agreed to by Parent and the Company that is effected by Parent for the purpose of maintaining compliance with Nasdaq listing standards.
“Ordinary Course of Business” means, in the case of each of the Company and Parent, such actions taken in the ordinary course of its and its Subsidiaries’ normal operations and consistent with its and its Subsidiaries’ past practices and the Ordinary Course of Business of Parent shall also include actions required to effect the Asset Dispositions or effect the winding down of Parent’s prior research and development activities (including the termination of ongoing contractual obligations relating to Parent’s current products or product candidates).
“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.
“Out of the Money Parent Options or Parent Warrants” shall mean Parent Options with an exercise price greater than $0.66 (subject to adjustment to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Parent Common Stock).
“Pandemic Response Laws” means the Coronavirus Aid, Relief, and Economic Security Act, the Families First Coronavirus Response Act, the COVID-related Tax Relief Act of 2020, the Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster (as issued on August 8, 2020 and including any administrative or other guidance published with respect thereto by any Tax authority (including IRS Notice 2020-65)), and any other similar or additional U.S.

federal, state, or local or non-U.S. Law, or administrative guidance intended to benefit taxpayers in response to the COVID-19 pandemic and associated economic downturn.
“Parent Associate” means any current or former employee, independent contractor, officer or director of Parent or any of its Subsidiaries.
“Parent Balance Sheet” means the unaudited balance sheet of Parent as of September 30, 2024 included in Parent’s Report on Form 10-Q for the quarterly period ended September 30, 2024, as filed with the SEC.
“Parent Board” means the board of directors of Parent.
“Parent Change in Circumstance” means a change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry or the consequences thereof, or (B) the fact, in and of itself, that Parent meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of Parent or any of its Subsidiaries that occurs or arises after the date of this Agreement.
“Parent Closing Financial Certificate” means a certificate executed by the Chief Financial Officer of Parent, on behalf of Parent and not in his or her personal capacity, certifying Parent Net Cash as of the Anticipated Closing Date.
“Parent Closing Price” means the average closing trading price of a share of Parent Common Stock on Nasdaq for the five (5) consecutive trading days ending three (3) trading days immediately prior to the date of the public announcement of this Agreement.
“Parent Common Stock” means the Common Stock, $0.001 par value per share, of Parent.
“Parent Contract” means any Contract: (a) to which Parent or any of its Subsidiaries is a party; (b) by which Parent or any of its Subsidiaries or any Parent IP or any other asset of Parent or its Subsidiaries is or may become bound or under which Parent or any of its Subsidiaries has, or may become subject to, any obligation; or (c) under which Parent or any of its Subsidiaries has or may acquire any right or interest.
“Parent Equity Incentive Plans” means (a) Parent’s 2014 Equity Incentive Plan and (b) Parent’s 2019 Inducement Plan.
“Parent ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is (or at any relevant time was) treated with Parent or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code.
“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Sub set forth in Sections 3.1(a) (Due Organization; Subsidiaries), 3.3 (Authority; Binding Nature of Agreement), 3.4 (Vote Required), 3.6(a) and (c) (Capitalization) and 3.21 (No Financial Advisors).
“Parent IP” means all Intellectual Property Rights that are owned or co-owned or purported to be owned or co-owned by Parent or its Subsidiaries.
“Parent Material Adverse Effect” means any Effect that, considered together with all other Effects, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Parent or its Subsidiaries, taken as a whole; provided, however, that any Effect, individually or together with other Effects, arising or resulting from the following shall not be taken into account in determining whether there has been a Parent Material Adverse Effect: (a) general business, political or economic conditions generally affecting the industry in which Parent or any of its Subsidiaries operate; (b) acts of war, the outbreak or escalation of armed hostilities, acts of terrorism, earthquakes, wildfires, hurricanes or other natural disasters, health emergencies, including pandemics (including COVID-19 and any evolutions or mutations thereof) and related or associated epidemics, disease outbreaks or quarantine restrictions; (c) changes in financial, banking or securities markets; (d) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP); (e) any change in the stock price or trading volume of Parent Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Parent Common Stock may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition); (f) the failure of Parent to meet internal or analysts’ expectations or projections or the results of operations of Parent (it being understood, however, that any Effect causing or contributing to the failure of Parent to meet internal or analysts’ expectations or projections or the results of operations of Parent may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition); (g) any changes in or affecting clinical trial programs or studies conducted by or on behalf of Parent or its Subsidiaries, including any adverse data, event or outcome arising out of or related to any such programs or studies; (h) the announcement of this Agreement or the pendency of the Contemplated Transactions; (i) the Asset Dispositions; (j) any reduction in the amount of Parent’s Cash and Cash Equivalents as a result of expenditures made by Parent related to wind down activities of Parent associated with the termination of its research and development activities (including the termination of ongoing contractual obligations relating to Parent current products or product candidates); or (k) the taking of any action expressly required to be taken by this Agreement; except, with respect to clauses (a) through (d), to the extent disproportionately affecting Parent and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and its Subsidiaries operate, in which case, such Effect shall be taken into account to the extent of such disproportionate effect on Parent and its Subsidiaries.
“Parent Net Cash” means, without duplication and with an illustrative example as of the date of this Agreement set forth Schedule II, including the principles set forth therein, (a) the sum of (i) Parent’s Cash and Cash Equivalents as of the Anticipated Closing Date, (ii) the prepaid expenses and deposits, (iii) expenses paid, or liabilities incurred, prior to Closing, that are approved in writing prior to the Response Date by the insurance carrier prior to Closing (with such evidence delivered to the Company) to be covered pursuant to any directors’ and officers’ insurance policy in excess of any applicable deductible and reasonably expected to be received by Parent within 90 days of the Anticipated Closing Date, (iv) any tax receivables reasonably expected to be received by Parent within 90 days of the Anticipated Closing Date, (v) any net proceeds of the Asset Dispositions (which amount may be positive or negative) which Parent will pay or receive, as applicable, on or about the Anticipated Closing Date, (vi)(A) if the Net Cash Calculation is prepared pursuant to Section 1.6 before February 28, 2025, if Parent delivers to the Company (I) the royalty report received from Maruishi Pharmaceutical Co. Ltd. or its Affiliates and (II) a certificate signed by the Chief Financial Officer of Parent in a form reasonably acceptable to the Company to the effect that the milestone has been earned pursuant to Parent’s agreement with HCRX Investments Holdco, L.P. and Healthcare Royalty Partners IV, L.P. or their respective Affiliates (collectively, “HCR”), then the amount set forth in this clause (vi) shall be up to $2,500,000 as indicated in the certificate required by clause (II) above, (B) if the Net Cash Calculation is prepared pursuant to Section 1.6 after February 28, 2025 but before May 1, 2025, if Parent delivers to the Company the report and certificate required by clauses “(I)” and “(II)”, respectively, and the officer’s certificate delivered from Parent to HCR pursuant to Parent’s agreement with HCR, then the amount set forth in this clause (vi) shall be up to $2,500,000 as indicated in the certificate required by clause (II) above, or (C) if the Net Cash Calculation is prepared pursuant to Section 1.6 on or after May 1, 2025, then the amount set forth in this clause (vi) shall be equal to $0 and Parent shall only receive credit for any amounts collected from HCR on or prior to the Closing Date as included in the definition of “Cash and Cash Equivalents” in clause (i) above, and (vii) profit sharing payments received by Parent at least fifteen (15) calendar days prior to the Parent Stockholders’ Meeting from CSL Vifor or its Affiliates (collectively, “CSL”), which amount shall be net of any Taxes and, for the avoidance of doubt, shall be equal to $0 unless included in the definition of “Cash and Cash Equivalents” in clause (i) above, minus (b) the sum of (i) Parent’s accounts payable, accrued expenses (including legal settlements that are not covered by any directors’ and officers’ insurance policy, Parent’s unpaid Transaction Expenses and the costs of any tail policy associated with any directors’ and officers’ insurance policy to be bound at the Closing) and other bona fide current and long-term liabilities payable in cash that would be required to be set forth in a balance sheet prepared in accordance with GAAP, (ii) notice payments, fines or other payments to be made by Parent in order to terminate, assign or fully perform all Specified Parent Contracts and to discharge of all other Liabilities of Parent as contemplated by Section 8.6 (for any existing agreement to which Parent is a party and to wind down any current and future clinical trial obligations and research and development activities), (iii) 50% of the aggregate costs (excluding any legal fees incurred by Parent) related to any outstanding stockholder litigation brought or threatened in writing against Parent or its directors or officers relating to the Contemplated Transaction (not covered by any directors’ and officers’ insurance policy) (the “Parent Litigation Cost”); provided that in no event shall Parent pay the Parent Litigation Cost more than once, (iv) all costs and expenses of continuing to fund Parent’s operations, including all activities required to continue to develop the Potentially Transferable Assets (including without limitation any PDUFA fees that become due and payable), including (A) unpaid costs and expenses incurred or reasonably expected to be incurred by Parent in connection with the Asset Dispositions (including, if applicable, any such amounts that would come due post-Closing) and (B) unpaid costs and expenses incurred or reasonably expected to be incurred by Parent in connection with the realization of any milestone payments to be received from HCR or profit sharing payments to be received from CSL, (v) the fees and expenses of the Accounting Firm in accordance with Section 1.6(e), (vi) 50% of all fees and expenses incurred in relation to the printing and filing with the SEC of the Registration Statement and Proxy Statement and any amendments and supplements thereto and paid to a financial printer or the SEC, and (vii) any bonus, severance, change-in-control or retention payments or similar payment obligations (including payments pursuant to “single-trigger” or “double-trigger” provisions triggered at and as of the Closing) that become due or payable to any director, officer, employee or consultant of Parent or any of its Subsidiaries or other Person in connection with the consummation of the Contemplated Transactions. Notwithstanding the foregoing, in no case shall Parent Net Cash be reduced for any costs or expenses, including attorney’s fees or settlement costs, incurred in connection with any Dissenting Shares.
“Parent Option” means any option or other right to purchase shares of Parent Common Stock granted pursuant to the Parent Equity Incentive Plans or otherwise.
“Parent Preferred Stock” means the Preferred Stock, $0.001 par value per share, of Parent.
“Parent RSU” means any restricted stock unit award granted pursuant to the Parent Equity Incentive Plans or otherwise.
“Parent Triggering Event” shall be deemed to have occurred if: (a) Parent shall have failed to include in the Proxy Statement the Parent Board Recommendation or shall have made a Parent Board Adverse Recommendation Change; (b) the Parent Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; (c) following the date of this Agreement, Parent shall have entered into any letter of intent or similar document or Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.4) in violation of the terms of this Agreement; (d) Parent or any director or officer of Parent shall have willfully and intentionally breached the provisions set forth in Section 4.4 or Section 5.3; or (e) the Parent Board shall have failed to publicly reaffirm the Parent Board Recommendation within ten (10) Business Days after the Company so requests in writing, provided, that the Company may only make such request once every thirty (30) days unless there has been a publicly disclosed change regarding an Acquisition Proposal.
“Parent’s Knowledge” means the actual knowledge of Christopher Posner, Ryan Maynard and Scott M. Terrillion, such knowledge as such Persons would reasonably be expected to have obtained in the course of their performance of their duties to Parent or any of its Subsidiaries (after due inquiry). With respect to matters involving Intellectual Property Rights, knowledge requires consultation with external intellectual property counsel but does not require that such Persons conduct or have conducted or obtain or have obtained any freedom-to-operate opinions or similar opinions of counsel or any intellectual property clearance searches.
“Party” or “Parties” means, each of or collectively, as applicable, the Company, Merger Sub and Parent.
“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.

“Permitted Encumbrance” means: (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Unaudited Interim Balance Sheet or the Parent Balance Sheet, as applicable; (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets or properties subject thereto or materially impair the operations of the Company or Parent or any of its Subsidiaries, as applicable; (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law; (e) non-exclusive licenses of Intellectual Property Rights granted by the Company or Parent or any of its Subsidiaries, as applicable, in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the Intellectual Property Rights subject thereto; and (f) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.
“Person” means any individual, Entity or Governmental Body.
“Potentially Transferable Assets” means all assets, technology and Intellectual Property of Parent as they existed at any time prior to the date of this Agreement.
“Proxy Statement” means the definitive proxy statement/prospectus to be sent to Parent’s stockholders in connection with the Parent Stockholders’ Meeting.
“Reference Date” means December 16, 2024.
“Registered IP” means any Intellectual Property Rights that are registered or issued under the authority of any Governmental Body, including any patents, registered copyrights, registered mask works, and registered trademarks, service marks and trade dress, registered domain names and any applications for any of the foregoing.
“Registration Statement” means the registration statement on Form S-4 (or any other applicable form under the Securities Act to register Parent Common Stock) to be filed with the SEC by Parent registering the public offering and sale of Parent Common Stock to some or all holders of Company Capital Stock in the Merger and holders of Bridge Notes, including all shares of Parent Common Stock to be issued in exchange for all shares of Company Capital Stock in the Merger and upon the Bridge Note Conversion, as such registration statement may be amended prior to the time it is declared effective by the SEC.
“Representatives” means, with respect to a Person, such Person’s directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933.
“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to greater than 50% for these purposes).
“Subsidiary” means, with respect to a Person, an Entity that such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.
“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to greater than 50% for these purposes) that: (a) was not obtained or made as a result of a breach of (or in violation of) this Agreement; and (b) is on terms and conditions that the Parent Board determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the Company to amend the terms of this Agreement, and following consultation with its outside legal counsel and outside financial advisors, are more favorable, from a financial point of view, to Parent’s stockholders than the terms of the Contemplated Transactions and is not subject to any financing condition (and if financing is required, such financing is then fully committed to the third party).
“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover Law.
“Tax” means any federal, state, local, foreign or other tax, including any income, capital gain, gross receipts, capital stock, profits, transfer, estimated, registration, stamp, premium, escheat, unclaimed property, customs duty, ad valorem, occupancy, occupation, alternative, add-on, windfall profits, value added, severance, property, business, production, sales, use, license, excise, franchise, employment, payroll, social security, disability, unemployment, workers’ compensation, national health insurance, withholding or other taxes, duties, fees, assessments or governmental charges, surtaxes or deficiencies thereof in the nature of a tax, however denominated, and including any fine, penalty, addition to tax or interest imposed by a Governmental Body with respect thereto.
“Tax Proceeding” means any proposed audit, assessment, examination, claim or other controversy or proceeding relating to an amount of Taxes of the Company or any of its Subsidiaries.
“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.
“Transaction Expenses” means, with respect to each Party, all fees and expenses incurred by such Party at or prior to the Effective Time in connection with the Contemplated Transactions and this Agreement, including (a) any fees and expenses of legal counsel and accountants and the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, and other advisors of such Party; (b) fees paid to the SEC in connection with filing the Registration Statement, the Proxy Statement, and any amendments and supplements thereto, with the SEC; (c) any fees and expenses in connection with the printing, mailing and distribution of the Registration Statement and any amendments and supplements thereto; (d) any fees and expenses payable to Nasdaq.
“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

ANNEX B
PIPER SANDLER & CO.
December 17, 2024
Board of Directors
Cara Therapeutics, Inc.
400 Atlantic Street, Suite 500
Stamford, CT 06901
Members of the Board:
You have requested our opinion as to the fairness, from a financial point of view, to Cara Therapeutics, Inc. (the “Company”) of the Exchange Ratio (as defined below) pursuant to the terms of the Agreement and Plan of Merger and Reorganization, to be dated as of December 17, 2024 (the “Agreement”), by and among the Company, CT CONVERGENCE MERGER SUB, INC. (“Merger Sub”), a newly formed, wholly owned subsidiary of the Company, and Tvardi Therapeutics, Inc. (“Tvardi”). The Agreement provides for, among other things, the merger (the “Merger”) of Merger Sub with and into Tvardi, with Tvardi surviving the Merger as a wholly owned subsidiary of the Company. At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any further action by the Company, Merger Sub, Tvardi, any stockholder of any of them or any other party, each share of common stock of Tvardi, par value $0.001 per share (“Tvardi Common Stock”), outstanding immediately prior to the Effective Time shall be, subject to certain exceptions, automatically converted into the right to receive a number of shares of common stock of the Company, par value $0.001 per share (“Company Common Stock”), based on the Exchange Ratio (as such term is defined in the Agreement), subject to certain adjustments set forth in the Agreement. We express no opinion as to the amounts or the effects on the Exchange Ratio of any such adjustments. The terms and conditions of the Merger are more fully set forth in the Agreement.
In connection with our review of the Merger, and in arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of a draft of the Agreement dated December 15, 2024; (ii) reviewed certain financial and other data with respect to the Company which was publicly available; (iii) reviewed and analyzed certain information regarding the Company furnished to us by management of the Company, including financial forecasts relating to the estimated cash expenditures and receipts of the Company from October 31, 2024 through March 31, 2025, estimated balance sheet data with respect to the cash and debt positions of the Company as of November 30, 2024, and a liquidation analysis of the Company prepared by management of the Company, dated as of December 6, 2024 (the “Management Liquidation Analysis”); (iv) reviewed and analyzed certain information regarding Tvardi furnished to us by management of the Company, including balance sheet data with respect to the cash and debt positions of Tvardi as of November 30, 2024 and quarterly financial forecasts relating to the business, earnings, cash flows, and prospects of Tvardi from December 31, 2024 through December 31, 2026; (v) conducted discussions with members of senior management and representatives of each of the Company and Tvardi concerning the matters described in clauses (ii), (iii), and (iv) above, as well as the Company’s business and prospects before and after giving effect to the Merger; (vi) reviewed the current and historical reported prices and trading activity of Company Common Stock; (vii) compared the business profile of Tvardi to the business profile of certain other companies, the securities of which are publicly traded, that were deemed by us to be comparable to Tvardi for purposes of this opinion; and (viii) reviewed the valuations of certain companies implied by the pricing of such companies’ initial public offerings which companies were deemed by us to be comparable to Tvardi for purposes of this opinion.
In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.
We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of management of the Company that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed, with respect to financial forecasts, estimates (including with respect to the estimated cash expenditures) and other forward-looking information, that such financial forecasts, estimates and forward-looking information have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the managements of Tvardi and the Company, as applicable. Further, we express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based.
In addition, our opinion and the underlying analyses relating thereto are, with your knowledge and approval, based upon the following additional key assumptions: (i) the estimated amount of Parent Net Cash (as defined in the Agreement), as provided to us by management of the Company, would not result in an adjustment to the Exchange Ratio; (ii) the Nasdaq Reverse Split (as such term is defined in the Agreement) will not have been completed as of the Effective Time; (iii) the Management Liquidation Analysis has been reasonably prepared in good faith based on assumptions reflecting the best currently available estimates and judgments of management of the Company as to (a) the expected realizable value for the Company’s assets, assuming an orderly liquidation of such assts, and (b) the remaining amounts estimated to be available upon completion of such liquidation for distribution to the Company’s equity holders; (iv) immediately prior to the Effective Time, the fully diluted outstanding shares of Company Common Stock (calculated using the treasury stock method and taking into account outstanding in the money options and restricted stock units) will be approximately 56.076 million, and the fully diluted outstanding shares of Tvardi Common Stock will be approximately 54.204 million, as provided to us by management of the Company; and (v) the pro forma ownership of the Company, immediately following the Effective Time, assuming completion of (Y) the Preferred Stock Conversion and the Bridge Note Conversion (as each such term is defined in the Agreement) and (Z) the conversion of all other instruments convertible into Tvardi Common Stock, but without giving effect to the Nasdaq Reverse Split, will be 15.25% held by the holders of Company Common Stock immediately prior to the Effective Time and 84.75% by the holders of Tvardi Common Stock immediately prior to the Effective Time (including, for this purpose, the holders of Bridge Notes), as provided to us by management of the Company.
We express no view or opinion with respect to the Management Liquidation Analysis or the assumptions on which it is based. With your knowledge and approval, we have not analyzed, or otherwise considered the effect of the Nasdaq Reverse Split on the Exchange Ratio as of the Effective Time.
We have further assumed that the Merger will have the tax consequences described in the Agreement. We have relied, with your knowledge and approval, on the conclusions of the outside counsel and the independent accountants to the Company, and on the assumptions of management of the Company as to all accounting, legal, tax and financial reporting matters with respect to the Company, Tvardi and the Agreement.
In arriving at our opinion, we have assumed that the executed Agreement will be in all material respects identical to the last draft reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct; (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party; (iii) the Merger will be consummated pursuant to the terms of the Agreement without amendments thereto; and (iv) all conditions to the consummation of the Merger will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Merger will be obtained in a manner that will not adversely affect the Company, Tvardi or the contemplated benefits of the Merger.
In arriving at our opinion, (i) we did not perform a discounted cash flow analysis of the Company or Tvardi, because managements of the Company and Tvardi advised us that neither the Company nor Tvardi has, or could reasonably be expected to prepare, current and reliable financial forecasts regarding the Company’s or Tvardi’s future financial performance, in each case, for a sufficient period of time that would allow Piper Sandler to perform a discounted cash flow analysis, (ii) we did not perform an analysis of precedent merger transactions with publicly available financial terms because we did not identify a sufficient number of transactions that we deemed to be comparable to the Merger, and (iii) with respect to the Company, we did not perform an analysis of companies with publicly traded equity securities that we deemed comparable to the Company, because we did not identify a sufficient number of publicly traded companies that we deemed to be sufficiently comparable to the Company.
In addition, in arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company or Tvardi, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company or Tvardi under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us with respect to Tvardi in connection with this opinion were going concern analyses. We express no view or opinion regarding the liquidation value of the Company, Tvardi or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, Tvardi or any of their respective affiliates is a party or may be subject, and our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed, based on information furnished to us by management of the Company and management of Tvardi, that neither the Company nor Tvardi is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, or divestiture or spin-off, other than the Merger, the Bridge Notes financing, the Asset Dispositions (as defined in the Agreement), and the Nasdaq Reverse Split.
No company or transaction used in any analysis for purposes of comparison is identical to the Company, Tvardi or the Merger. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which the Company, Tvardi and the Merger were compared and other factors that could affect the public trading value or transaction value of the companies.
This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Company Common Stock may trade following announcement of the Merger or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.
We have been engaged by the Company to act as its financial advisor in connection with the Merger and we will receive a fee from the Company for providing our services, a significant portion of which is contingent upon the consummation of the Merger. We will also receive a fee for rendering this opinion. Our opinion fee is not contingent upon the consummation of the Merger or the conclusions reached in our opinion. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services.
In addition, in the ordinary course of our business, we and our affiliates may actively trade securities of the Company for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We may also, in the future, provide investment banking and financial advisory services to the Company, or entities that are affiliated with the Company, for which we would expect to receive compensation.
Consistent with applicable legal and regulatory requirements, Piper Sandler has adopted policies and procedures to establish and maintain the independence of Piper Sandler’s Research Department and personnel. As a result, Piper Sandler’s research analysts may hold opinions, make statements or recommendations, and/or publish research reports with respect to the Company and the Merger and other participants in the Merger that differ from the views of Piper Sandler’s investment banking personnel.
This opinion is provided solely to the Board of Directors of the Company (in the Board members’ individual capacities as directors and not in any other capacity) in connection with, and solely for purposes of, its consideration of the Merger and is not intended to, and does not, constitute a recommendation to the Board of Directors of the Company, the Company, any security holder of the Company, or any other party as to how to vote or otherwise act with respect to the Merger or any other matter relating thereto. Except with respect to the use of this opinion in connection with the proxy statement/prospectus relating to the Merger, in accordance with our engagement letter with the Company, this opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Piper Sandler Opinion Committee.
This opinion addresses solely the fairness, from a financial point of view, to the Company of the Exchange Ratio (without giving effect to the Nasdaq Reverse Split) and does not address any other terms or agreement relating to the Merger or any other terms of the Agreement. We were not requested to opine as to, and this opinion does not address: (i) the basic business decision to proceed with or effect the Merger; (ii) the merits of the Merger relative to any alternative transaction or business strategy that may be available to the Company; (iii) the fairness of any portion or aspect of the Merger (or of the Bridge Notes financing or the Nasdaq Reverse Split) to any one class or group of the Company’s or Tvardi’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s, Tvardi’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (iv) any other terms contemplated by the Agreement (or the agreements entered into in connection with the Bridge Notes financing, or the Nasdaq Reverse Split) or the fairness of the Merger to any creditor or other constituency of the Company; (v) whether or not the Company, Tvardi, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Merger (or the Bridge Notes financing or the Nasdaq Reverse Split); or (vi) the solvency or financial viability of the Company or Tvardi at the date hereof, upon consummation of the Merger, or at any future time. Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Merger, or any class of such persons, relative to the Merger Consideration (as defined in the Agreement) to be paid by the Company in the Merger or with respect to the fairness of any such compensation, including whether such payments are reasonable in the context of the Merger.
Based upon and subject to the foregoing, and based upon such other factors as we consider relevant, it is our opinion that the Exchange Ratio (without giving effect to the Nasdaq Reverse Split) is fair, from a financial point of view, to the Company as of the date hereof.
Sincerely,
/s/ PIPER SANDLER & CO.
PIPER SANDLER & CO.

ANNEX C
GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
REGARDING APPRAISAL RIGHTS, SECTION 262
§ 262.   Appraisal rights
(a)
Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)
Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)
Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)
Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.
Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.
Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.
Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)
In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4)
In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)
Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)
Appraisal rights shall be perfected as follows:

(1)
If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)
If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)
Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)
Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g)
At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)
After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)
The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)
From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)
The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX D
TVARDI THERAPEUTICS, INC.
2025 EQUITY INCENTIVE PLAN
ADOPTED BY THE BOARD OF DIRECTORS: [      ]
APPROVED BY THE STOCKHOLDERS: [      ]
1.
GENERAL.

(a)   Plan Purpose.   The Company, by means of the Plan, seeks to secure and retain the services of Employees, Directors and Consultants, to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Awards.
(b)   Available Awards.   The Plan provides for the grant of the following Awards: (i) Incentive Stock Options; (ii) Nonstatutory Stock Options; (iii) SARs; (iv) Restricted Stock Awards; (v) RSU Awards; (vi) Performance Awards; and (vii) Other Awards.
(c)   Adoption Date; Effective Date.   The Plan will come into existence on the Adoption Date, but no Award may be granted prior to the Effective Date.
2.
SHARES SUBJECT TO THE PLAN.

(a)   Share Reserve.   Subject to adjustment in accordance with Section 2(c) and any adjustments as necessary to implement any Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued pursuant to Awards will not exceed [      ] shares (the “Initial Share Reserve”).1 In addition, subject to any adjustments as necessary to implement any Capitalization Adjustments, such aggregate number of shares of Common Stock may be increased at the Board’s discretion (and without any further action by the Company’s stockholders) on January 1 of each year for a period of five years commencing on January 1, 2026 and ending on (and including) January 1, 2030, in an amount not to exceed five percent (5%) of the total number of shares of Fully Diluted Common Stock outstanding on December 31 of the preceding year; provided, however, that the Board must act prior to January 1st of a given year to provide that the increase for such year will occur and to determine the applicable number of additional shares of Common Stock. In the absence of Board action, no such increase will automatically occur.
(b)   Aggregate Incentive Stock Option Limit.   Notwithstanding anything to the contrary in Section 2(a) and subject to any adjustments as necessary to implement any Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is three (3) multiplied by the Initial Share Reserve.
(c)   Share Reserve Operation.
(i)   Limit Applies to Common Stock Issued Pursuant to Awards.   For clarity, the Share Reserve is a limit on the number of shares of Common Stock that may be issued pursuant to Awards and does not limit the granting of Awards, except that the Company will keep available at all times the number of shares of Common Stock reasonably required to satisfy its obligations to issue shares pursuant to such Awards. Shares may be issued in connection with a merger or acquisition as permitted by, as applicable, Nasdaq Listing Rule 5635(c), NYSE Listed Company Manual Section 303A.08, NYSE American Company Guide Section 711 or other applicable rule, and such issuance will not reduce the number of shares available for issuance under the Plan.
(ii)   Actions that Do Not Constitute Issuance of Common Stock and Do Not Reduce Share Reserve.   The following actions do not result in an issuance of shares under the Plan and accordingly

1
NTD: Equal to 10% of the total number of shares of Common Stock issued and outstanding immediately after the Effective Time.

do not reduce the number of shares subject to the Share Reserve and available for issuance under the Plan: (1) the expiration or termination of any portion of an Award without the shares covered by such portion of the Award having been issued; (2) the settlement of any portion of an Award in cash (i.e., the Participant receives cash rather than Common Stock); (3) the withholding of shares that would otherwise be issued by the Company to satisfy the exercise, strike or purchase price of an Award; or (4) the withholding of shares that would otherwise be issued by the Company to satisfy a tax withholding obligation in connection with an Award.
(iii)   Reversion of Previously Issued Shares of Common Stock to Share Reserve.   The following shares of Common Stock previously issued pursuant to an Award and accordingly initially deducted from the Share Reserve will be added back to the Share Reserve and again become available for issuance under the Plan: (1) any shares that are forfeited back to or repurchased by the Company because of a failure to meet a contingency or condition required for the vesting of such shares; (2) any shares that are reacquired by the Company to satisfy the exercise, strike or purchase price of an Award; and (3) any shares that are reacquired by the Company to satisfy a tax withholding obligation in connection with an Award.
3.
ELIGIBILITY AND LIMITATIONS.

(a)   Eligible Award Recipients.   Subject to the terms of the Plan, Employees, Directors and Consultants are eligible to receive Awards.
(b)   Specific Award Limitations.
(i)   Limitations on Incentive Stock Option Recipients.   Incentive Stock Options may be granted only to Employees of the Company or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Sections 424(e) and (f) of the Code).
(ii)   Incentive Stock Option $100,000 Limitation.   To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).
(iii)   Limitations on Incentive Stock Options Granted to Ten Percent Stockholders.   A Ten Percent Stockholder may not be granted an Incentive Stock Option unless (1) the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant of such Option, and (2) the Option is not exercisable after the expiration of five years from the date of grant of such Option.
(iv)   Limitations on Nonstatutory Stock Options and SARs.   Nonstatutory Stock Options and SARs may not be granted to Employees, Directors and Consultants who are providing Continuous Service only to any “parent” of the Company (as such term is defined in Rule 405) unless the stock underlying such Awards is treated as “service recipient stock” under Section 409A because the Awards are granted pursuant to a corporate transaction (such as a spin off transaction) or unless such Awards otherwise comply with the distribution requirements of Section 409A.
(c)   Aggregate Incentive Stock Option Limit.   The aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is the number of shares specified in Section 2(b).
(d)   Non-Employee Director Compensation Limit.   The aggregate value of all compensation granted or paid, as applicable, to any individual for service as a Non-Employee Director with respect to any period commencing on the date of the Company’s Annual Meeting of Stockholders for a particular year and ending on the day immediately prior to the date of the Company’s Annual Meeting of Stockholders for the next subsequent year (the “Annual Period”), including Awards granted and cash fees paid by the Company to such Non-Employee Director, will not exceed (i) $750,000 in total value or (ii) in the event such Non-Employee

Director is first appointed or elected to the Board during such Annual Period, $1,000,000 in total value, in each case, calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes. The limitations in this Section 3(d) shall apply commencing with the Annual Period that begins on the Company’s first Annual Meeting of Stockholders following the Effective Date. For avoidance of doubt, compensation will count towards this limit for the Annual Period year in which it was granted or earned, and not later when distributed, in the event it is deferred.
4.
OPTIONS AND STOCK APPRECIATION RIGHTS.

Each Option and SAR will have such terms and conditions as determined by the Board. Each Option will be designated in writing as an Incentive Stock Option or Nonstatutory Stock Option at the time of grant; provided, however, that if an Option is not so designated or if an Option designated as an Incentive Stock Option fails to qualify as an Incentive Stock Option, then such Option will be a Nonstatutory Stock Option, and the shares purchased upon exercise of each type of Option will be separately accounted for. Each SAR will be denominated in shares of Common Stock equivalents. The terms and conditions of separate Options and SARs need not be identical; provided, however, that each Option Agreement and SAR Agreement will conform (through incorporation of provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:
(a)   Term.   Subject to Section 3(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of ten years from the date of grant of such Award or such shorter period specified in the Award Agreement.
(b)   Exercise or Strike Price.   Subject to Section 3(b) regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR will not be less than 100% of the Fair Market Value on the date of grant of such Award. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than 100% of the Fair Market Value on the date of grant of such Award if such Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Corporate Transaction and in a manner consistent with the provisions of Sections 409A and, if applicable, 424(a) of the Code.
(c)   Exercise Procedure and Payment of Exercise Price for Options.   In order to exercise an Option, the Participant must provide notice of exercise to the Plan Administrator in accordance with the procedures specified in the Option Agreement or otherwise provided by the Company. The Board has the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The exercise price of an Option may be paid, to the extent permitted by Applicable Law and as determined by the Board, by one or more of the following methods of payment to the extent set forth in the Option Agreement:
(i)   by cash or check, bank draft or money order payable to the Company;
(ii)   pursuant to a “cashless exercise” program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the Common Stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the exercise price to the Company from the sales proceeds;
(iii)   by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock that are already owned by the Participant free and clear of any liens, claims, encumbrances or security interests, with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) at the time of exercise the Common Stock is publicly traded, (2) any remaining balance of the exercise price not satisfied by such delivery is paid by the Participant in cash or other permitted form of payment, (3) such delivery would not violate any Applicable Law or agreement restricting the redemption of the Common Stock, (4) any certificated shares are endorsed or accompanied by an executed assignment separate from certificate, and (5) such shares have been held by the Participant for any minimum period necessary to avoid adverse accounting treatment as a result of such delivery;

(iv)   if the Option is a Nonstatutory Stock Option, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) such shares used to pay the exercise price will not be exercisable thereafter, and (2) any remaining balance of the exercise price not satisfied by such net exercise is paid by the Participant in cash or other permitted form of payment; or
(v)   in any other form of consideration that may be acceptable to the Board and permissible under Applicable Law.
(d)   Exercise Procedure and Payment of Appreciation Distribution for SARs.   In order to exercise any SAR, the Participant must provide notice of exercise to the Plan Administrator in accordance with the SAR Agreement. The appreciation distribution payable to a Participant upon the exercise of a SAR will not be greater than an amount equal to the excess of (i) the aggregate Fair Market Value on the date of exercise of a number of shares of Common Stock equal to the number of Common Stock equivalents that are vested and being exercised under such SAR, over (ii) the strike price of such SAR. Such appreciation distribution may be paid to the Participant in the form of Common Stock or cash (or any combination of Common Stock and cash) or in any other form of payment, as determined by the Board and specified in the SAR Agreement.
(e)   Transferability.   Options and SARs may not be transferred to third party financial institutions for value. The Board may impose such additional limitations on the transferability of an Option or SAR as it determines. In the absence of any such determination by the Board, the following restrictions on the transferability of Options and SARs will apply, provided that except as explicitly provided herein, neither an Option nor a SAR may be transferred for consideration and provided, further, that if an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer:
(i)   Restrictions on Transfer.   An Option or SAR will not be transferable, except by will or by the laws of descent and distribution, and will be exercisable during the lifetime of the Participant only by the Participant; provided, however, that the Board may permit transfer of an Option or SAR in a manner that is not prohibited by applicable tax and securities laws upon the Participant’s request, including to a trust if the Participant is considered to be the sole beneficial owner of such trust (as determined under Section 671 of the Code and applicable U.S. state law) while such Option or SAR is held in such trust, provided that the Participant and the trustee enter into a transfer and other agreements required by the Company.
(ii)   Domestic Relations Orders.   Notwithstanding the foregoing, subject to the execution of transfer documentation in a format acceptable to the Company and subject to the approval of the Board or a duly authorized Officer, an Option or SAR may be transferred pursuant to a domestic relations order.
(f)   Vesting.   The Board may impose such restrictions on or conditions to the vesting and/or exercisability of an Option or SAR as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Options and SARs will cease upon termination of the Participant’s Continuous Service.
(g)   Termination of Continuous Service for Cause.   Except as explicitly otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service is terminated for Cause, the Participant’s Options and SARs will terminate and be forfeited immediately upon such termination of Continuous Service, and the Participant will be prohibited from exercising any portion (including any vested portion) of such Awards on and after the date of such termination of Continuous Service and the Participant will have no further right, title or interest in such forfeited Award, the shares of Common Stock subject to the forfeited Award, or any consideration in respect of the forfeited Award.
(h)   Post-Termination Exercise Period Following Termination of Continuous Service for Reasons Other than Cause.   Subject to Section 4(i), if a Participant’s Continuous Service terminates for any reason other than for Cause, the Participant may exercise his or her Option or SAR to the extent vested, but only within the following period of time or, if applicable, such other period of time provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate; provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)):
(i)   three months following the date of such termination if such termination is a termination without Cause (other than any termination due to the Participant’s Disability or death);
(ii)   12 months following the date of such termination if such termination is due to the Participant’s Disability;
(iii)   18 months following the date of such termination if such termination is due to the Participant’s death; or
(iv)   18 months following the date of the Participant’s death if such death occurs following the date of such termination but during the period such Award is otherwise exercisable (as provided in (i) or (ii) above).
Following the date of such termination, to the extent the Participant does not exercise such Award within the applicable Post-Termination Exercise Period (or, if earlier, prior to the expiration of the maximum term of such Award), such unexercised portion of the Award will terminate, and the Participant will have no further right, title or interest in the terminated Award, the shares of Common Stock subject to the terminated Award, or any consideration in respect of the terminated Award.
(i)   Restrictions on Exercise; Extension of Exercisability.   A Participant may not exercise an Option or SAR at any time that the issuance of shares of Common Stock upon such exercise would violate Applicable Law. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates for any reason other than for Cause and, at any time during the last thirty days of the applicable Post-Termination Exercise Period: (i) the exercise of the Participant’s Option or SAR would be prohibited solely because the issuance of shares of Common Stock upon such exercise would violate Applicable Law, or (ii) the immediate sale of any shares of Common Stock issued upon such exercise would violate the Company’s Trading Policy, then the applicable Post-Termination Exercise Period will be extended to the last day of the calendar month that commences following the date the Award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period, generally without limitation as to the maximum permitted number of extensions; provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)).
(j)   Non-Exempt Employees.   No Option or SAR, whether or not vested, granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, will be first exercisable for any shares of Common Stock until at least six months following the date of grant of such Award. Notwithstanding the foregoing, in accordance with the provisions of the Worker Economic Opportunity Act, any vested portion of such Award may be exercised earlier than six months following the date of grant of such Award in the event of (i) such Participant’s death or Disability, (ii) a Corporate Transaction in which such Award is not assumed, continued or substituted, (iii) a Change in Control, or (iv) such Participant’s retirement (as such term may be defined in the Award Agreement or another applicable agreement or, in the absence of any such definition, in accordance with the Company’s then current employment policies and guidelines). This Section 4(j) is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay.
(k)   Whole Shares.   Options and SARs may be exercised only with respect to whole shares of Common Stock or their equivalents.

5.
AWARDS OTHER THAN OPTIONS AND STOCK APPRECIATION RIGHTS.

(a)   Restricted Stock Awards and RSU Awards.   Each Restricted Stock Award and RSU Award will have such terms and conditions as determined by the Board; provided, however, that each Restricted Stock Award Agreement and RSU Award Agreement will conform (through incorporation of the provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:
(i)   Form of Award.
(1)   Restricted Stock Awards: To the extent consistent with the Company’s Bylaws, at the Board’s election, shares of Common Stock subject to a Restricted Stock Award may be (A) held in book entry form subject to the Company’s instructions until such shares become vested or any other restrictions lapse, or (B) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Board. Unless otherwise determined by the Board, a Participant will have voting and other rights as a stockholder of the Company with respect to any shares subject to a Restricted Stock Award.
(2)   RSU Awards: An RSU Award represents a Participant’s right to be issued on a future date the number of shares of Common Stock that is equal to the number of restricted stock units subject to the RSU Award. As a holder of an RSU Award, a Participant is an unsecured creditor of the Company with respect to the Company’s unfunded obligation, if any, to issue shares of Common Stock in settlement of such Award and nothing contained in the Plan or any RSU Award Agreement, and no action taken pursuant to its provisions, will create or be construed to create a trust of any kind or a fiduciary relationship between a Participant and the Company or an Affiliate or any other person. A Participant will not have voting or any other rights as a stockholder of the Company with respect to any RSU Award (unless and until shares are actually issued in settlement of a vested RSU Award).
(ii)   Consideration.
(1)   Restricted Stock Awards: A Restricted Stock Award may be granted in consideration for (A) cash or check, bank draft or money order payable to the Company, (B) past services to the Company or an Affiliate, or (C) any other form of consideration (including future services) as the Board may determine and permissible under Applicable Law.
(2)   RSU Awards: Unless otherwise determined by the Board at the time of grant, an RSU Award will be granted in consideration for the Participant’s services to the Company or an Affiliate, such that the Participant will not be required to make any payment to the Company (other than such services) with respect to the grant or vesting of the RSU Award, or the issuance of any shares of Common Stock pursuant to the RSU Award. If, at the time of grant, the Board determines that any consideration must be paid by the Participant (in a form other than the Participant’s services to the Company or an Affiliate) upon the issuance of any shares of Common Stock in settlement of the RSU Award, such consideration may be paid in any form of consideration as the Board may determine and permissible under Applicable Law.
(iii)   Vesting.   The Board may impose such restrictions on or conditions to the vesting of a Restricted Stock Award or RSU Award as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Restricted Stock Awards and RSU Awards will cease upon termination of the Participant’s Continuous Service.
(iv)   Termination of Continuous Service.   Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates for any reason, (1) the Company may receive through a forfeiture condition or a repurchase right any or all of the shares of Common Stock held by the Participant under his or her Restricted Stock Award that have not vested as of the date of such termination as set forth in the Restricted Stock Award Agreement, and (2) any portion of his or her RSU Award that has not vested will be forfeited upon such termination and the Participant will have no further right, title or interest in the RSU Award, the shares of Common Stock issuable pursuant to the RSU Award, or any consideration in respect of the RSU Award.
(v)   Dividends and Dividend Equivalents.   Dividends or dividend equivalents may be paid or credited, as applicable, with respect to any shares of Common Stock subject to a Restricted Stock Award or RSU Award, as determined by the Board and specified in the Award Agreement.
(vi)   Settlement of RSU Awards.   An RSU Award may be settled by the issuance of shares of Common Stock or cash (or any combination thereof) or in any other form of payment, as determined by the Board and specified in the RSU Award Agreement. At the time of grant, the Board may determine to impose such restrictions or conditions that delay such delivery to a date following the vesting of the RSU Award.
(b)   Performance Awards.   With respect to any Performance Award, the length of any Performance Period, the Performance Goals to be achieved during the Performance Period, the other terms and conditions of such Award, and the measure of whether and to what degree such Performance Goals have been attained will be determined by the Board.
(c)   Other Awards.   Other forms of Awards valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the Fair Market Value at the time of grant), may be granted either alone or in addition to Awards provided for under Section 4 and the preceding provisions of this Section 5. Subject to the provisions of the Plan, the Board will have sole and complete discretion to determine the persons to whom and the time or times at which such Other Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Awards and all other terms and conditions of such Other Awards.
6.
ADJUSTMENTS UPON CHANGES IN COMMON STOCK; OTHER CORPORATE EVENTS.

(a)   Capitalization Adjustments.   In the event of a Capitalization Adjustment, the Board shall appropriately and proportionately adjust: (i) the class(es) and maximum number of shares of Common Stock subject to the Plan and the maximum number of shares by which the Share Reserve may annually increase pursuant to Section 2(a); (ii) the class(es) and maximum number of shares that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 2(b); and (iii) the class(es) and number of securities and exercise price, strike price or purchase price of Common Stock subject to outstanding Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive. Notwithstanding the foregoing, no fractional shares or rights for fractional shares of Common Stock shall be created in order to implement any Capitalization Adjustment. The Board shall determine an appropriate equivalent benefit, if any, for any fractional shares or rights to fractional shares that might be created by the adjustments referred to in the preceding provisions of this Section.
(b)   Dissolution or Liquidation.   Except as otherwise provided in the Award Agreement, in the event of a dissolution or liquidation of the Company, all outstanding Awards (other than Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company’s right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company’s repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Award is providing Continuous Service, provided, however, that the Board may determine to cause some or all Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.
(c)   Corporate Transaction.   The following provisions will apply to Awards in the event of a Corporate Transaction, unless otherwise provided in the instrument evidencing the Award or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of an Award.
(i)   Awards May Be Assumed.   In the event of a Corporate Transaction, any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue any or all Awards outstanding under the Plan or may substitute similar awards for Awards outstanding under the Plan (including but not limited to, awards to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction), and any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to Awards may be assigned by the Company to the successor of the Company (or the successor’s parent company, if any), in connection with such Corporate Transaction. A surviving corporation or acquiring corporation (or its parent) may choose to assume or continue only a portion of an Award or substitute a similar award for only a portion of an Award, or may choose to assume, continue or substitute the Awards held by some, but not all Participants. The terms of any assumption, continuation or substitution will be set by the Board.
(ii)   Awards Held by Current Participants.   In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by Participants whose Continuous Service has not terminated prior to the effective time of the Corporate Transaction (referred to as the “Current Participants”), the vesting of such Awards (and, with respect to Options and Stock Appreciation Rights, the time when such Awards may be exercised) will be accelerated in full to a date prior to the effective time of such Corporate Transaction (contingent upon the effectiveness of the Corporate Transaction) as the Board determines (or, if the Board does not determine such a date, to the date that is five days prior to the effective time of the Corporate Transaction), and such Awards will terminate if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction, and any reacquisition or repurchase rights held by the Company with respect to such Awards will lapse (contingent upon the effectiveness of the Corporate Transaction). With respect to the vesting of Performance Awards that will accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and that have multiple vesting levels depending on the level of performance, unless otherwise provided in the Award Agreement, the vesting of such Performance Awards will accelerate at 100% of the target level upon the occurrence of the Corporate Transaction in which the Awards are not assumed, continued or substituted in accordance with Section 6(c)(i). With respect to the vesting of Awards that will accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and are settled in the form of a cash payment, such cash payment will be made no later than 30 days following the occurrence of the Corporate Transaction or such later date as required to comply with Section 409A of the Code.
(iii)   Awards Held by Persons other than Current Participants.   In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by persons other than Current Participants, such Awards will terminate if not exercised (if applicable) prior to the occurrence of the Corporate Transaction; provided, however, that any reacquisition or repurchase rights held by the Company with respect to such Awards will not terminate and may continue to be exercised notwithstanding the Corporate Transaction.
(iv)   Payment for Awards in Lieu of Exercise.   Notwithstanding the foregoing, in the event an Award will terminate if not exercised prior to the effective time of a Corporate Transaction, the Board may provide, in its sole discretion, that the holder of such Award may not exercise such Award but will receive a payment, in such form as may be determined by the Board, equal in value, at the effective time, to the excess, if any, of (1) the value of the property the Participant would have received upon the exercise of the Award (including, at the discretion of the Board, any unvested portion of such Award), over (2) any exercise price payable by such holder in connection with such exercise. For the avoidance of doubt, if the exercise price to be payable by a holder with respect to an Option or SAR exceeds the value of the property the Participant would have received upon the exercise of the Award (including, at the discretion of the Board, any unvested portion of such Award), such Option or SAR may be cancelled without any consideration.
(d)   Appointment of Stockholder Representative.   As a condition to the receipt of an Award under this Plan, a Participant will be deemed to have agreed that the Award will be subject to the terms of any agreement governing a Corporate Transaction involving the Company, including, without limitation, a provision for the appointment of a stockholder representative that is authorized to act on the Participant’s behalf with respect to any escrow, indemnities and any contingent consideration.
(e)   No Restriction on Right to Undertake Transactions.   The grant of any Award under the Plan and the issuance of shares pursuant to any Award does not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, rights or options to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.
7.
ADMINISTRATION.

(a)   Administration by Board.   The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in subsection (c) below.
(b)   Powers of Board.   The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:
(i)   To determine from time to time (1) which of the persons eligible under the Plan will be granted Awards; (2) when and how each Award will be granted; (3) what type or combination of types of Award will be granted; (4) the provisions of each Award granted (which need not be identical), including the time or times when a person will be permitted to receive an issuance of Common Stock or other payment pursuant to an Award; (5) the number of shares of Common Stock or cash equivalent with respect to which an Award will be granted to each such person; (6) the Fair Market Value applicable to an Award; and (7) the terms of any Performance Award that is not valued in whole or in part by reference to, or otherwise based on, the Common Stock, including the amount of cash payment or other property that may be earned and the timing of payment.
(ii)   To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award Agreement, in a manner and to the extent it deems necessary or expedient to make the Plan or Award fully effective.
(iii)   To settle all controversies regarding the Plan and Awards granted under it.
(iv)   To accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest, notwithstanding the provisions in the Award Agreement stating the time at which it may first be exercised or the time during which it will vest.
(v)   To prohibit the exercise of any Option, SAR or other exercisable Award during a period of up to 30 days prior to the consummation of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Common Stock or the share price of the Common Stock, including any Corporate Transaction, for reasons of administrative convenience.
(vi)   To suspend or terminate the Plan at any time. Suspension or termination of the Plan will not Materially Impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant.
(vii)   To amend the Plan in any respect the Board deems necessary or advisable; provided, however, that stockholder approval will be required for any amendment to the extent required by Applicable Law. Except as provided above, rights under any Award granted before amendment of the Plan will not be Materially Impaired by any amendment of the Plan unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(viii)   To submit any amendment to the Plan for stockholder approval.
(ix)   To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; provided however, that, a Participant’s rights under any Award will not be Materially Impaired by any such amendment unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.
(x)   Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.
(xi)   To adopt such procedures and sub-plans as are necessary or appropriate to permit and facilitate participation in the Plan by, or take advantage of specific tax treatment for Awards granted to, Employees, Directors or Consultants who are non-U.S. nationals or employed outside the United States (provided that Board approval will not be necessary for immaterial modifications to the Plan or any Award Agreement to ensure or facilitate compliance with the laws of the relevant non-U.S. jurisdiction).
(xii)   To effect, at any time and from time to time, subject to the consent of any Participant whose Award is Materially Impaired by such action, (1) the reduction of the exercise price (or strike price) of any outstanding Option or SAR; (2) the cancellation of any outstanding Option or SAR and the grant in substitution therefor of (A) a new Option, SAR, Restricted Stock Award, RSU Award or Other Award, under the Plan or another equity plan of the Company, covering the same or a different number of shares of Common Stock, (B) cash and/or (C) other valuable consideration (as determined by the Board); or (3) any other action that is treated as a repricing under generally accepted accounting principles.
(c)   Delegation to Committee.
(i)   General.   The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to another Committee or a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Each Committee may retain the authority to concurrently administer the Plan with the Committee or subcommittee to which it has delegated its authority hereunder and may, at any time, revest in such Committee some or all of the powers previously delegated. The Board may retain the authority to concurrently administer the Plan with any Committee and may, at any time, revest in the Board some or all of the powers previously delegated.
(ii)   Rule 16b-3 Compliance.   To the extent an Award is intended to qualify for the exemption from Section 16(b) of the Exchange Act that is available under Rule 16b-3 of the Exchange Act, the Award will be granted by the Board or a Committee that consists solely of two or more Non-Employee Directors, as determined under Rule 16b-3(b)(3) of the Exchange Act and thereafter any action establishing or modifying the terms of the Award will be approved by the Board or a Committee meeting such requirements to the extent necessary for such exemption to remain available.
(d)   Effect of Board’s Decision.   All determinations, interpretations and constructions made by the Board or any Committee in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.
(e)   Delegation to Other Person or Body.   The Board or any Committee may delegate to one or more persons or bodies the authority to do one or more of the following to the extent permitted by Applicable Law: (i) designate recipients, other than Officers, of Options and SARs (and, to the extent permitted by Applicable Law, other Awards), provided that no person or body may be delegated authority to grant an

Award to themself; (ii) determine the number of shares subject to such Awards; and (iii) determine the terms of such Awards; provided, however, that the Board or Committee action regarding such delegation will fix the terms of such delegation in accordance with Applicable Law, including without limitation Sections 152 and 157 of the Delaware General Corporation Law. Unless provided otherwise in the Board or Committee action regarding such delegation, each Award granted pursuant to this section will be granted on the applicable form of Award Agreement most recently approved for use by the Board or the Committee, with any modifications necessary to incorporate or reflect the terms of such Award. Notwithstanding anything to the contrary herein, neither the Board nor any Committee may delegate to any person or body (who is not a Director or that is not comprised solely of Directors, respectively) the authority to determine the Fair Market Value.
8.
TAX WITHHOLDING

(a)   Withholding Authorization.   As a condition to acceptance of any Award under the Plan, a Participant authorizes withholding from payroll and any other amounts payable to such Participant, and otherwise agrees to make adequate provision for (including), any sums required to satisfy any U.S. federal, state, local and/or non-U.S. tax or social insurance contribution withholding obligations of the Company or an Affiliate, if any, which arise in connection with the exercise, vesting or settlement of such Award, as applicable. Accordingly, a Participant may not be able to exercise an Award even though the Award is vested, and the Company shall have no obligation to issue shares of Common Stock subject to an Award, unless and until such obligations are satisfied.
(b)   Satisfaction of Withholding Obligation.   To the extent permitted by the terms of an Award Agreement, the Company may, in its sole discretion, satisfy any U.S. federal, state, local and/or non-U.S. tax or social insurance withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award; (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; (v) by allowing a Participant to effectuate a “cashless exercise” pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board; or (vi) by such other method as may be set forth in the Award Agreement.
(c)   No Obligation to Notify or Minimize Taxes; No Liability to Claims.   Except as required by Applicable Law, the Company has no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Award. Furthermore, the Company has no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award and will not be liable to any holder of an Award for any adverse tax consequences to such holder in connection with an Award. As a condition to accepting an Award under the Plan, each Participant (i) agrees to not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates related to tax liabilities arising from such Award or other Company compensation, and (ii) acknowledges that such Participant was advised to consult with his or her own personal tax, financial and other legal advisors regarding the tax consequences of the Award and has either done so or knowingly and voluntarily declined to do so. Additionally, each Participant acknowledges any Option or SAR granted under the Plan is exempt from Section 409A only if the exercise or strike price is at least equal to the “fair market value” of the Common Stock on the date of grant as determined by the Internal Revenue Service and there is no other impermissible deferral of compensation associated with the Award. Additionally, as a condition to accepting an Option or SAR granted under the Plan, each Participant agrees to not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates in the event that the Internal Revenue Service asserts that such exercise price or strike price is less than the “fair market value” of the Common Stock on the date of grant as subsequently determined by the Internal Revenue Service.
(d)   Withholding Indemnification.   As a condition to accepting an Award under the Plan, in the event that the amount of the Company’s and/or its Affiliate’s withholding obligation in connection with such Award was greater than the amount actually withheld by the Company and/or its Affiliates, each Participant agrees to indemnify and hold the Company and/or its Affiliates harmless from any failure by the Company and/or its Affiliates to withhold the proper amount.

9.
MISCELLANEOUS.

(a)   Source of Shares.   The stock issuable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise.
(b)   Use of Proceeds from Sales of Common Stock.   Proceeds from the sale of shares of Common Stock pursuant to Awards will constitute general funds of the Company.
(c)   Corporate Action Constituting Grant of Awards.   Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action approving the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.
(d)   Stockholder Rights.   No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Award unless and until (i) such Participant has satisfied all requirements for exercise of the Award pursuant to its terms, if applicable, and (ii) the issuance of the Common Stock subject to such Award is reflected in the records of the Company.
(e)   No Employment or Other Service Rights.   Nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or affect the right of the Company or an Affiliate to terminate at will and without regard to any future vesting opportunity that a Participant may have with respect to any Award (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the U.S. state or non-U.S. jurisdiction in which the Company or the Affiliate is incorporated, as the case may be. Further, nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award will constitute any promise or commitment by the Company or an Affiliate regarding the fact or nature of future positions, future work assignments, future compensation or any other term or condition of employment or service or confer any right or benefit under the Award or the Plan unless such right or benefit has specifically accrued under the terms of the Award Agreement and/or Plan.
(f)   Change in Time Commitment.   In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company and any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board may determine, to the extent permitted by Applicable Law, to (i) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.
(g)   Execution of Additional Documents.   As a condition to accepting an Award under the Plan, the Participant agrees to execute any additional documents or instruments necessary or desirable, as determined in the Plan Administrator’s sole discretion, to carry out the purposes or intent of the Award, or facilitate compliance with securities and/or other regulatory requirements, in each case at the Plan Administrator’s request.
(h)   Electronic Delivery and Participation.   Any reference herein or in an Award Agreement to a “written” agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Participant has access). By accepting any Award the Participant consents to receive documents by electronic delivery and to participate in the Plan through any on-line electronic system established and maintained by the Plan Administrator or another third party selected by the Plan Administrator. The form of delivery of any Common Stock (e.g., a stock certificate or electronic entry evidencing such shares) shall be determined by the Company.
(i)   Clawback/Recovery. All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Law and any clawback policy that the Company otherwise adopts, to the extent applicable and permissible under Applicable Law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a Participant’s right to voluntarily terminate employment upon a “resignation for good reason,” or for a “constructive termination” or any similar term under any plan of or agreement with the Company.
(j)   Securities Law Compliance. A Participant will not be issued any shares in respect of an Award unless either (i) the shares are registered under the Securities Act or (ii) the Company has determined that such issuance would be exempt from the registration requirements of the Securities Act. Each Award also must comply with other Applicable Law governing the Award, and a Participant will not receive such shares if the Company determines that such receipt would not be in material compliance with Applicable Law.
(k)   Transfer or Assignment of Awards; Issued Shares.   Except as expressly provided in the Plan or the form of Award Agreement, Awards granted under the Plan may not be transferred or assigned by the Participant. After the vested shares subject to an Award have been issued, or in the case of a Restricted Stock Award and similar awards, after the issued shares have vested, the holder of such shares is free to assign, hypothecate, donate, encumber or otherwise dispose of any interest in such shares provided that any such actions are in compliance with the provisions herein, the terms of the Trading Policy and Applicable Law.
(l)   Effect on Other Employee Benefit Plans.   The value of any Award granted under the Plan, as determined upon grant, vesting or settlement, shall not be included as compensation, earnings, salaries, or other similar terms used when calculating any Participant’s benefits under any employee benefit plan sponsored by the Company or any Affiliate, except as such plan otherwise expressly provides. The Company expressly reserves its rights to amend, modify, or terminate any of the Company’s or any Affiliate’s employee benefit plans.
(m)   Deferrals.   To the extent permitted by Applicable Law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may also establish programs and procedures for deferral elections to be made by Participants. Deferrals will be made in accordance with the requirements of Section 409A.
(n)   Section 409A.   Unless otherwise expressly provided for in an Award Agreement, the Plan and Award Agreements will be interpreted to the greatest extent possible in a manner that makes the Plan and the Awards granted hereunder exempt from Section 409A, and, to the extent not so exempt, in compliance with the requirements of Section 409A. If the Board determines that any Award granted hereunder is not exempt from and is therefore subject to Section 409A, the Award Agreement evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Agreement. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the shares of Common Stock are publicly traded, and if a Participant holding an Award that constitutes “deferred compensation” under Section 409A is a “specified employee” for purposes of Section 409A, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Section 409A without regard to alternative definitions thereunder) will be issued or paid before the date that is six months and one day following the date of such Participant’s “separation from service” or, if earlier, the date of the Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A, and any amounts so deferred will be paid in a lump sum on the day after such six month period elapses, with the balance paid thereafter on the original schedule.
(o)   Choice of Law.   This Plan and any controversy arising out of or relating to this Plan shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to conflict of law principles that would result in any application of any law other than the law of the State of Delaware.
10.
COVENANTS OF THE COMPANY.

The Company will seek to obtain from each regulatory commission or agency, as may be deemed to be necessary, having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell shares of Common Stock upon exercise or vesting of the Awards; provided, however, that this undertaking will not require the Company to register under the Securities Act the Plan, any Award or any Common Stock issued or issuable pursuant to any such Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary or advisable for the lawful issuance and sale of Common Stock under the Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise or vesting of such Awards unless and until such authority is obtained. A Participant is not eligible for the grant of an Award or the subsequent issuance of Common Stock pursuant to the Award if such grant or issuance would be in violation of any Applicable Law.
11.
SEVERABILITY.

If all or any part of the Plan or any Award Agreement is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not invalidate any portion of the Plan or such Award Agreement not declared to be unlawful or invalid. Any Section of the Plan or any Award Agreement (or part of such a Section) so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.
12.
TERMINATION OF THE PLAN.

The Board may suspend or terminate the Plan at any time. No Incentive Stock Options may be granted after the tenth anniversary of the earlier of: (a) the Adoption Date, or (b) the date the Plan is approved by the Company’s stockholders. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.
13.
DEFINITIONS.

As used in the Plan, the following definitions apply to the capitalized terms indicated below:
(a)   “Acquiring Entity” means the surviving or acquiring corporation (or its parent company) in connection with a Corporate Transaction.
(b)   “Adoption Date” means the date the Plan is first approved by the Board or Compensation Committee, as applicable.
(c)   “Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board may determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.
(d)   “Applicable Law” means the Code and any applicable U.S. and non-U.S. securities, exchange control, tax, federal, state, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of any applicable self-regulating organization such as the Nasdaq Stock Market, New York Stock Exchange, or the Financial Industry Regulatory Authority).
(e)   “Award” means any right to receive Common Stock, cash or other property granted under the Plan (including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, an RSU Award, a SAR, a Performance Award or any Other Award).
(f)   “Award Agreement” means a written or electronic agreement between the Company and a Participant evidencing the terms and conditions of an Award. The Award Agreement generally consists of the Grant Notice and the agreement containing the written summary of the general terms and conditions applicable to the Award and which is provided, including through electronic means, to a Participant along with the Grant Notice.
(g)   “Board” means the Board of Directors of the Company (or its designee). Any decision or determination made by the Board shall be a decision or determination that is made in the sole discretion of the Board (or its designee), and such decision or determination shall be final and binding on all Participants.
(h)   “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Award after the date the Plan is adopted by the Board without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.
(i)   “Cause” has the meaning ascribed to such term in any written agreement between the Participant and the Company defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) such Participant’s commission of any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof; (ii) such Participant’s attempted commission of, or participation in, a fraud or act of dishonesty against the Company; (iii) such Participant’s material violation of any contract or agreement between the Participant and the Company or of any statutory duty owed to the Company; (iv) such Participant’s unauthorized use or disclosure of the Company’s confidential information or trade secrets; (v) such Participant’s gross misconduct; (vi) such Participant’s failure or refusal to comply with a lawful material directive from the Board, the Participant’s supervisor or, if applicable, the board of directors of any Affiliate; or (vii) such Participant’s breach of a fiduciary duty to the Company. The determination that a termination of the Participant’s Continuous Service is either for Cause or without Cause will be made by the Board with respect to Participants who are executive officers of the Company and by the Company’s Chief Executive Officer with respect to Participants who are not executive officers of the Company. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Awards held by such Participant will have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.
(j)   “Change in Control” or “Change of Control” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:
(i)   any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control shall not be deemed to occur (1) on account of the acquisition of securities of the Company directly from the Company, (2) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company’s securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities, or (3) solely because the level of Ownership held by any Exchange Act Person (the “Subject Person”) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control shall be deemed to occur;
(ii)   there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (1) outstanding voting securities representing more than 50% of the combined outstanding voting power of the Acquiring Entity in such merger, consolidation or similar transaction or (2) more than 50% of the combined outstanding voting power of the parent of the Acquiring Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;
(iii)   the stockholders of the Company approve or the Board approves a plan of complete dissolution or liquidation of the Company, or a complete dissolution or liquidation of the Company shall otherwise occur, except for a liquidation into a parent corporation;
(iv)   there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than 50% of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or
(v)   individuals who, on the date the Plan is adopted by the Board, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of this Plan, be considered as a member of the Incumbent Board.
Notwithstanding the foregoing or any other provision of this Plan, (1) the term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, (2) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply, and (3) with respect to any nonqualified deferred compensation that becomes payable on account of the Change in Control, the transaction or event described in clause (i), (ii), (iii), or (iv) also constitutes a Section 409A Change in Control if required in order for the payment not to violate Section 409A of the Code.
(k)   “Code” means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.
(l)   “Committee” means the Compensation Committee and any other committee of one or more Directors to whom authority has been delegated by the Board or Compensation Committee in accordance with the Plan.
(m)   “Common Stock” means the common stock of the Company.

(n)   “Company” means Tvardi Therapeutics, Inc., a Delaware corporation.
(o)   “Compensation Committee” means the Compensation Committee of the Board.
(p)   “Consultant” means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a “Consultant” for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.
(q)   “Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Director or Consultant or a change in the Entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service with the Company or an Affiliate, will not terminate a Participant’s Continuous Service; provided, however, that if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board, such Participant’s Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or to a Director will not constitute an interruption of Continuous Service. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party’s sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Board or chief executive officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence will be treated as Continuous Service for purposes of vesting in an Award only to such extent as may be provided in the Company’s leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law. In addition, to the extent required for exemption from or compliance with Section 409A, the determination of whether there has been a termination of Continuous Service will be made, and such term will be construed, in a manner that is consistent with the definition of “separation from service” as defined under Treasury Regulation Section 1.409A-1(h) (without regard to any alternative definition thereunder).
(r)   “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:
(i)   a sale or other disposition of all or substantially all, as determined by the Board, of the consolidated assets of the Company and its Subsidiaries;
(ii)   a sale or other disposition of at least 50% of the outstanding securities of the Company;
(iii)   a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or
(iv)   a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.
(s)   “determine” or “determined” means as determined by the Board or the Committee (or its designee) in its sole discretion.
(t)   “Director” means a member of the Board.
(u)   “Disability” means, with respect to a Participant, such Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months, as provided in Section 22(e)(3) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.
(v)   “Effective Date” means the effective date of this Plan, which is the date of the closing of the transactions contemplated by the Merger Agreement, provided that this Plan is approved by the Company’s stockholders prior to such date.
(w)   “Effective Time” has the meaning set forth in the Merger Agreement.
(x)   “Employee” means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.
(y)   “Employer” means the Company or the Affiliate that employs the Participant.
(z)   “Entity” means a corporation, partnership, limited liability company or other entity.
(aa)   “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
(bb)   “Exchange Act Person” means any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that “Exchange Act Person” will not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company, or (v) any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities.
(cc)   “Fair Market Value” means, as of any date, unless otherwise determined by the Board, the value of the Common Stock (as determined on a per share or aggregate basis, as applicable) determined as follows:
(i)   If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value will be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable.
(ii)   If there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing selling price on the last preceding date for which such quotation exists.
(iii)   In the absence of such markets for the Common Stock, or if otherwise determined by the Board, the Fair Market Value will be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.
(dd)   “Fully Diluted Common Stock” means the number of shares of Common Stock, determined as of the applicable time of measurement, equal to the sum of (i) the total number of shares of Common Stock issued and outstanding and (ii) the total number of shares of Common Stock subject to securities that are convertible into or exercisable for shares of Common Stock (whether vested or unvested).
(ee)   “Governmental Body” means any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) U.S. or non-U.S. federal, state, local, municipal or other government; (iii) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any tax authority) or other body exercising similar powers or authority; or (iv) self-regulatory organization (including the Nasdaq Stock Market, New York Stock Exchange, and the Financial Industry Regulatory Authority).
(ff)   “Grant Notice” means the notice provided to a Participant that he or she has been granted an Award under the Plan and which includes the name of the Participant, the type of Award, the date of grant of the Award, number of shares of Common Stock subject to the Award or potential cash payment right, (if any), the vesting schedule for the Award (if any) and other key terms applicable to the Award.
(gg)   “Incentive Stock Option” means an option granted pursuant to Section 4 of the Plan that is intended to be, and qualifies as, an “incentive stock option” within the meaning of Section 422 of the Code.
(hh)   “Materially Impair” means any amendment to the terms of the Award that materially adversely affects the Participant’s rights under the Award. A Participant’s rights under an Award will not be deemed to have been Materially Impaired by any such amendment if the Board, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant’s rights. For example, the following types of amendments to the terms of an Award do not Materially Impair the Participant’s rights under the Award: (i) imposition of reasonable restrictions on the minimum number of shares subject to an Option or SAR that may be exercised; (ii) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iii) to change the terms of an Incentive Stock Option in a manner that disqualifies, impairs or otherwise affects the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iv) to clarify the manner of exemption from, or to bring the Award into compliance with or qualify it for an exemption from, Section 409A; or (v) to comply with other Applicable Laws.
(ii)   “Merger Agreement” means that certain Agreement and Plan of Merger and Reorganization, dated as of December 17, 2024, by and among Cara Therapeutics, Inc., CT Convergence Merger Sub, Inc. and Tvardi Therapeutics, Inc.
(jj)   “Non-Employee Director” means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act (“Regulation S-K”)), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3.
(kk)   “Nonstatutory Stock Option” means any option granted pursuant to Section 4 of the Plan that does not qualify as an Incentive Stock Option.
(ll)   “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.
(mm)   “Option” means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.
(nn)   “Option Agreement” means a written or electronic agreement between the Company and the Optionholder evidencing the terms and conditions of the Option grant. The Option Agreement includes the Grant Notice for the Option and the agreement containing the written summary of the general terms and conditions applicable to the Option and which is provided including through electronic means, to a Participant along with the Grant Notice. Each Option Agreement will be subject to the terms and conditions of the Plan.
(oo)   “Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(pp)   “Other Award” means an award based in whole or in part by reference to the Common Stock which is granted pursuant to the terms and conditions of Section 5(c).
(qq)   “Other Award Agreement” means a written or electronic agreement between the Company and a holder of an Other Award evidencing the terms and conditions of an Other Award grant. Each Other Award Agreement will be subject to the terms and conditions of the Plan.
(rr)   “Own,” “Owned,” “Owner,” “Ownership” means that a person or Entity will be deemed to “Own,” to have “Owned,” to be the “Owner” of, or to have acquired “Ownership” of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.
(ss)   “Participant” means an Employee, Director or Consultant to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.
(tt)   “Performance Award” means an Award that may vest or may be exercised or a cash award that may vest or become earned and paid contingent upon the attainment during a Performance Period of certain Performance Goals and which is granted under the terms and conditions of Section 5(b) pursuant to such terms as are approved by the Board. In addition, to the extent permitted by Applicable Law and set forth in the applicable Award Agreement, the Board may determine that cash or other property may be used in payment of Performance Awards. Performance Awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the Common Stock.
(uu)   “Performance Criteria” means the one or more criteria that the Board will select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that will be used to establish such Performance Goals may be based on any one of, or combination of, the following as determined by the Board: earnings (including earnings per share and net earnings); earnings before interest, taxes and depreciation; earnings before interest, taxes, depreciation and amortization; total stockholder return; return on equity or average stockholder’s equity; return on assets, investment, or capital employed; stock price; margin (including gross margin); income (before or after taxes); operating income; operating income after taxes; pre-tax profit; operating cash flow; sales or revenue targets; increases in revenue or product revenue; expenses and cost reduction goals; improvement in or attainment of working capital levels; economic value added (or an equivalent metric); market share; cash flow; cash flow per share; share price performance; debt reduction; customer satisfaction; stockholders’ equity; capital expenditures; debt levels; operating profit or net operating profit; workforce diversity; growth of net income or operating income; billings; preclinical development related compound goals; financing; regulatory milestones, including approval of a compound; stockholder liquidity; corporate governance and compliance; product commercialization; intellectual property; personnel matters; progress of internal research or clinical programs; progress of partnered programs; partner satisfaction; budget management; clinical achievements; completing phases of a clinical trial (including the treatment phase); announcing or presenting preliminary or final data from clinical trials, in each case, whether on particular timelines or generally; timely completion of clinical trials; submission of INDs and NDAs and other regulatory achievements; partner or collaborator achievements; internal controls, including those related to the Sarbanes-Oxley Act of 2002; research progress, including the development of programs; investor relations, analysts and communication; manufacturing achievements (including obtaining particular yields from manufacturing runs and other measurable objectives related to process development activities); strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property); establishing relationships with commercial entities with respect to the marketing, distribution and sale of the Company’s products (including with group purchasing organizations, distributors and other vendors); supply chain achievements (including establishing relationships with manufacturers or suppliers of active pharmaceutical ingredients and other component materials and manufacturers of the Company’s products); co-development, co-marketing, profit sharing, joint venture or other similar arrangements; individual performance goals; corporate development and planning goals; and other measures of performance selected by the Board or Committee.

(vv)   “Performance Goals” means, for a Performance Period, the one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the Board (i) in the Award Agreement at the time the Award is granted or (ii) in such other document setting forth the Performance Goals at the time the Performance Goals are established, the Board will appropriately make adjustments in the method of calculating the attainment of Performance Goals for a Performance Period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of Common Stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the Company’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, the Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for such Performance Period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Award Agreement or the written terms of a Performance Award.
(ww)   “Performance Period” means the period of time selected by the Board over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to vesting or exercise of an Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.
(xx)   “Plan” means this Tvardi Therapeutics, Inc. 2025 Equity Incentive Plan, as amended from time to time.
(yy)   “Plan Administrator” means the person, persons, and/or third-party administrator designated by the Company to administer the day-to-day operations of the Plan and the Company’s other equity incentive programs.
(zz)   “Post-Termination Exercise Period” means the period following termination of a Participant’s Continuous Service within which an Option or SAR is exercisable, as specified in Section 4(h).
(aaa)   “Prospectus” means the document containing the Plan information specified in Section 10(a) of the Securities Act.
(bbb)   “Restricted Stock Award” means an Award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).
(ccc)   “Restricted Stock Award Agreement” means a written or electronic agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. The Restricted Stock Award Agreement includes the Grant Notice for the Restricted Stock Award and the agreement containing the written summary of the general terms and conditions applicable to the Restricted Stock Award and which is provided including by electronic means, to a Participant along with the Grant Notice. Each Restricted Stock Award Agreement will be subject to the terms and conditions of the Plan.

(ddd)   “RSU Award” or “RSU” means an Award of restricted stock units representing the right to receive an issuance of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).
(eee)   “RSU Award Agreement” means a written or electronic agreement between the Company and a holder of an RSU Award evidencing the terms and conditions of an RSU Award grant. The RSU Award Agreement includes the Grant Notice for the RSU Award and the agreement containing the written summary of the general terms and conditions applicable to the RSU Award and which is provided, including by electronic means, to a Participant along with the Grant Notice. Each RSU Award Agreement will be subject to the terms and conditions of the Plan.
(fff)   “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.
(ggg)   “Rule 405” means Rule 405 promulgated under the Securities Act.
(hhh)   “SAR Agreement” means a written or electronic agreement between the Company and a holder of a SAR evidencing the terms and conditions of a SAR grant. The SAR Agreement includes the Grant Notice for the SAR and the agreement containing the written summary of the general terms and conditions applicable to the SAR and which is provided, including by electronic means, to a Participant along with the Grant Notice. Each SAR Agreement will be subject to the terms and conditions of the Plan.
(iii)   “Section 409A” means Section 409A of the Code and the regulations and other guidance thereunder.
(jjj)   “Section 409A Change in Control” means a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company’s assets, as provided in Section 409A(a)(2)(A)(v) of the Code and Treasury Regulations Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).
(kkk)   “Securities Act” means the Securities Act of 1933, as amended.
(lll)   “Share Reserve” means the number of shares available for issuance under the Plan as set forth in Section 2(a).
(mmm)   “Stock Appreciation Right” or “SAR” means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 4.
(nnn)   “Subsidiary” means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.
(ooo)   “Ten Percent Stockholder” means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate.
(ppp)   “Trading Policy” means the Company’s policy permitting certain individuals to sell Company shares only during certain “window” periods and/or otherwise restricts the ability of certain individuals to transfer or encumber Company shares, as in effect from time to time.

ANNEX E
TVARDI THERAPEUTICS, INC.
2025 EMPLOYEE STOCK PURCHASE PLAN
ADOPTED BY THE BOARD OF DIRECTORS: [               ]
APPROVED BY THE STOCKHOLDERS: [               ]
1.    GENERAL; PURPOSE.
(a)   The Plan provides a means by which Eligible Employees of the Company and certain Designated Companies may be given an opportunity to purchase shares of Common Stock. The Plan permits the Company to grant a series of Purchase Rights to Eligible Employees under an Employee Stock Purchase Plan. In addition, the Plan permits the Company to grant a series of Purchase Rights to Eligible Employees that do not meet the requirements of an Employee Stock Purchase Plan.
(b)   The Plan includes two components: a 423 Component and a Non-423 Component. The Company intends (but makes no undertaking or representation to maintain) the 423 Component to qualify as an Employee Stock Purchase Plan. The provisions of the 423 Component, accordingly, will be construed in a manner that is consistent with the requirements of Section 423 of the Code. In addition, this Plan authorizes grants of Purchase Rights under the Non-423 Component that do not meet the requirements of an Employee Stock Purchase Plan. Except as otherwise provided in the Plan or determined by the Board, the Non-423 Component will operate and be administered in the same manner as the 423 Component. In addition, the Company may make separate Offerings which vary in terms (provided that such terms are not inconsistent with the provisions of the Plan or the requirements of an Employee Stock Purchase Plan to the extent the Offering is made under the 423 Component), and the Company will designate which Designated Company is participating in each separate Offering.
(c)   The Company, by means of the Plan, seeks to retain the services of Eligible Employees, to secure and retain the services of new Employees and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Related Corporations.
2.    ADMINISTRATION.
(a)   The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section 2(c). References herein to the Board shall be deemed to refer to the Committee except where context dictates otherwise.
(b)   The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:
(i)   To determine how and when Purchase Rights will be granted and the provisions of each Offering (which need not be identical).
(ii)   To designate from time to time (A) which Related Corporations will be eligible to participate in the Plan as Designated 423 Companies, (B) which Related Corporations or Affiliates will be eligible to participate in the Plan as Designated Non-423 Companies, (C) which Affiliates or Related Corporations may be excluded from participation in the Plan, and (D) which Designated Companies will participate in each separate Offering (to the extent that the Company makes separate Offerings).
(iii)   To construe and interpret the Plan and Purchase Rights, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it deems necessary or expedient to make the Plan fully effective.
(iv)   To settle all controversies regarding the Plan and Purchase Rights granted under the Plan.
(v)   To suspend or terminate the Plan at any time as provided in Section 12.

(vi)   To amend the Plan at any time as provided in Section 12.
(vii)   Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company and its Related Corporations and to carry out the intent that the Plan be treated as an Employee Stock Purchase Plan with respect to the 423 Component.
(viii)   To adopt such rules, procedures and sub-plans as are necessary or appropriate to permit or facilitate participation in the Plan by Employees who are non-U.S. nationals or employed or located outside the United States. Without limiting the generality of, and consistent with, the foregoing, the Board specifically is authorized to adopt rules, procedures, and sub-plans regarding, without limitation, eligibility to participate in the Plan, the definition of eligible “earnings,” handling and making of Contributions, establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of share issuances, any of which may vary according to applicable requirements, and which, if applicable to a Designated Non-423 Company, do not have to comply with the requirements of Section 423 of the Code.
(c)   The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan and any applicable Offering Document to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Further, to the extent not prohibited by Applicable Law, the Board or Committee may, from time to time, delegate some or all of its authority under the Plan to one or more Officers or other persons or groups of persons as it deems necessary, appropriate or advisable under conditions or limitations that it may set at or after the time of the delegation. The Board may retain the authority to concurrently administer the Plan with the Committee (or its delegate) and may, at any time, revest in the Board some or all of the powers previously delegated. Whether or not the Board has delegated administration of the Plan to a Committee (or a delegate of the Committee), the Board will have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.
(d)   All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.
3.    SHARES OF COMMON STOCK SUBJECT TO THE PLAN.
(a)   Subject to the provisions of Section 11(a) relating to Capitalization Adjustments, the maximum number of shares of Common Stock that may be issued under the Plan will not exceed [      ] shares of Common Stock (the “Initial Share Reserve”),1 plus the number of shares of Common Stock that are automatically added on January 1st of each year for a period of up to ten years, commencing on January 1, 2026 and ending on (and including) January 1, 2035 in an amount equal to the lesser of (x) one percent (1%) of the total number of shares of Fully Diluted Common Stock outstanding on December 31st of the preceding calendar year, and (y) a number of shares equal to three times the Initial Share Reserve. Notwithstanding the foregoing, the Board may act prior to the first day of any calendar year to provide that there will be no January 1st increase in the share reserve for such calendar year or that the increase in the share reserve for such calendar year will be a lesser number of shares of Common Stock than would otherwise occur pursuant to the preceding sentence. For the avoidance of doubt, up to the maximum number of shares of Common Stock reserved under this Section 3(a) may be used to satisfy purchases of Common Stock under the 423 Component and any remaining portion of such maximum number of shares may be used to satisfy purchases of Common Stock under the Non-423 Component.

1
NTD: Equal to 1% of the total number of shares of common stock issued and outstanding immediately after the Effective Time.

(b)   If any Purchase Right granted under the Plan terminates without having been exercised in full, the shares of Common Stock not purchased under such Purchase Right will again become available for issuance under the Plan.
(c)   The stock purchasable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market.
4.    GRANT OF PURCHASE RIGHTS; OFFERING.
(a)   The Board may from time to time grant or provide for the grant of Purchase Rights to Eligible Employees under an Offering (consisting of one or more Purchase Periods) on an Offering Date or Offering Dates selected by the Board. Each Offering will be in such form and will contain such terms and conditions as the Board will deem appropriate, and with respect to the 423 Component, will comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights will have the same rights and privileges. The terms and conditions of an Offering shall be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering will include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise) the period during which the Offering will be effective, which period will not exceed 27 months beginning with the Offering Date, and the substance of the provisions contained in Sections 5 through 8, inclusive.
(b)   If a Participant has more than one Purchase Right outstanding under the Plan, unless such Participant otherwise indicates in forms delivered to the Company or a third party designated by the Company (each, a “Company Designee”): (i) each form will apply to all of such Participant’s Purchase Rights under the Plan, and (ii) a Purchase Right with a lower exercise price (or an earlier-granted Purchase Right, if different Purchase Rights have identical exercise prices) will be exercised to the fullest possible extent before a Purchase Right with a higher exercise price (or a later-granted Purchase Right if different Purchase Rights have identical exercise prices) will be exercised.
(c)   The Board will have the discretion to structure an Offering so that if the Fair Market Value of a share of Common Stock on the first Trading Day of a new Purchase Period within that Offering is less than or equal to the Fair Market Value of a share of Common Stock on the Offering Date for that Offering, then (i) that Offering will terminate immediately as of that first Trading Day, and (ii) the Participants in such terminated Offering will be automatically enrolled in a new Offering beginning on the first Trading Day of such new Purchase Period.
5.    ELIGIBILITY.
(a)   Purchase Rights may be granted only to Employees of the Company or, as the Board may designate in accordance with Section 2(b), to Employees of a Related Corporation or an Affiliate. Except as provided in Section 5(b) or as required by Applicable Law, an Employee will not be eligible to be granted Purchase Rights unless, on the Offering Date, the Employee has been in the employ of the Company, the Related Corporation or the Affiliate, as the case may be, for such continuous period preceding such Offering Date as the Board may (unless prohibited by Applicable Law) require, but in no event will the required period of continuous employment be equal to or greater than two years. In addition, the Board may provide (unless prohibited by Applicable Law) that no Employee will be eligible to be granted Purchase Rights under the Plan unless, on the Offering Date, such Employee’s customary employment with the Company, the Related Corporation or the Affiliate is more than 20 hours per week and more than five months per calendar year or such other criteria as the Board may determine consistent with Section 423 of the Code with respect to the 423 Component. The Board may also exclude (unless prohibited by Applicable Law) from participation in the Plan or any Offering Employees who are “highly compensated employees” (within the meaning of Section 423(b)(4)(D) of the Code) of the Company, a Related Corporation or an Affiliate, or a subset of such highly compensated employees.
(b)   The Board may provide that each person who, during the course of an Offering, first becomes an Eligible Employee will, on a date or dates specified in the Offering which coincides with the day on which such person becomes an Eligible Employee or which occurs thereafter, receive a Purchase Right under that

Offering, which Purchase Right will thereafter be deemed to be a part of that Offering. Such Purchase Right will have the same characteristics as any Purchase Rights originally granted under that Offering, as described herein, except that:
(i)   the date on which such Purchase Right is granted will be the “Offering Date” of such Purchase Right for all purposes, including determination of the exercise price of such Purchase Right;
(ii)   the period of the Offering with respect to such Purchase Right will begin on its Offering Date and end coincident with the end of such Offering; and
(iii)   the Board may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Offering, such individual will not receive any Purchase Right under that Offering.
(c)   No Employee will be eligible for the grant of any Purchase Rights under the 423 Component if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company or of any Related Corporation. For purposes of this Section 5(c), the rules of Section 424(d) of the Code will apply in determining the stock ownership of any Employee, and stock which such Employee may purchase under all outstanding Purchase Rights and options will be treated as stock owned by such Employee.
(d)   As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights under the 423 Component only if such Purchase Rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company and any Related Corporations, do not permit such Eligible Employee’s rights to purchase stock of the Company or any Related Corporation to accrue at a rate which, when aggregated, exceeds $25,000 of Fair Market Value of such stock (determined at the time such rights are granted, and which, with respect to the Plan, will be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time.
(e)   Officers of the Company and any Designated Company, if they are otherwise Eligible Employees, will be eligible to participate in Offerings under the Plan. Notwithstanding the foregoing, the Board may (unless prohibited by Applicable Law) provide in an Offering that Employees who are highly compensated Employees within the meaning of Section 423(b)(4)(D) of the Code will not be eligible to participate.
(f)   Notwithstanding anything in this Section 5 to the contrary, in the case of an Offering under the Non-423 Component, an Eligible Employee (or group of Eligible Employees) may be excluded from participation in the Plan or an Offering if the Board has determined, in its sole discretion, that participation of such Eligible Employee(s) is not advisable or practical for any reason.
6.    PURCHASE RIGHTS; PURCHASE PRICE.
(a)   On each Offering Date, each Eligible Employee, pursuant to an Offering made under the Plan, will be granted a Purchase Right to purchase up to that number of shares of Common Stock purchasable either with a percentage of earnings (as defined by the Board in each Offering) or with a maximum dollar amount, as designated by the Board, but in either case not exceeding 15% of such Employee’s earnings (as defined by the Board in each Offering), during the period that begins on the Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date will be no later than the end of the Offering.
(b)   The Board will establish one or more Purchase Dates during an Offering on which Purchase Rights granted for that Offering will be exercised and shares of Common Stock will be purchased in accordance with such Offering.
(c)   In connection with each Offering made under the Plan, the Board may specify (i) a maximum number of shares of Common Stock that may be purchased by any Participant on any Purchase Date during such Offering, (ii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering and/or (iii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants on any Purchase Date under the Offering. If the aggregate purchase of shares of Common Stock issuable upon exercise of Purchase Rights granted under the

Offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata (based on each Participant’s accumulated Contributions) allocation of the shares of Common Stock (rounded down to the nearest whole share) available will be made in as nearly a uniform manner as will be practicable and equitable.
(d)   The purchase price of shares of Common Stock acquired pursuant to Purchase Rights will be no less than the lesser of:
(i)   an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the Offering Date; or
(ii)   an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the applicable Purchase Date.
7.    PARTICIPATION; WITHDRAWAL; TERMINATION.
(a)   An Eligible Employee may elect to participate in an Offering and authorize payroll deductions as the means of making Contributions by completing and delivering to the Company or a Company Designee, within the time specified in the Offering, an enrollment form provided by the Company or a Company Designee. The enrollment form will specify the amount of Contributions not to exceed the maximum amount specified by the Board. Each Participant’s Contributions will be credited to a bookkeeping account for such Participant under the Plan and will be deposited with the general funds of the Company except where Applicable Law requires that Contributions be deposited with a third party. If permitted in the Offering, a Participant may begin such Contributions with the first payroll occurring on or after the Offering Date (or, in the case of a payroll date that occurs after the end of the prior Offering but before the Offering Date of the next new Offering, Contributions from such payroll will be included in the new Offering). If permitted in the Offering, a Participant may thereafter reduce (including to zero) or increase such Participant’s Contributions. If required under Applicable Law or if specifically provided in the Offering and to the extent permitted by Section 423 of the Code with respect to the 423 Component, in addition to or instead of making Contributions by payroll deductions, a Participant may make Contributions through the payment by cash, check or wire transfer prior to a Purchase Date.
(b)   During an Offering, a Participant may cease making Contributions and withdraw from the Offering by delivering to the Company or a Company Designee a withdrawal form provided by the Company. The Company may impose a deadline before a Purchase Date for withdrawing. Upon such withdrawal, such Participant’s Purchase Right in that Offering will immediately terminate and the Company will distribute as soon as practicable to such Participant all of such Participant’s accumulated but unused Contributions and such Participant’s Purchase Right in that Offering shall thereupon terminate. A Participant’s withdrawal from that Offering will have no effect upon such Participant’s eligibility to participate in any other Offerings under the Plan, but such Participant will be required to deliver a new enrollment form to participate in subsequent Offerings.
(c)   Unless otherwise required by Applicable Law, Purchase Rights granted pursuant to any Offering under the Plan will terminate immediately if the Participant either (i) is no longer an Employee for any reason or for no reason (subject to any post-employment participation period required by Applicable Law) or (ii) is otherwise no longer eligible to participate. The Company will distribute as soon as practicable to such individual all of such individual’s accumulated but unused Contributions.
(d)   Unless otherwise determined by the Board, a Participant whose employment transfers or whose employment terminates with an immediate rehire (with no break in service) by or between the Company and a Designated Company or between Designated Companies will not be treated as having terminated employment for purposes of participating in the Plan or an Offering; however, if a Participant transfers from an Offering under the 423 Component to an Offering under the Non-423 Component, the exercise of the Participant’s Purchase Right will be qualified under the 423 Component only to the extent such exercise complies with Section 423 of the Code. If a Participant transfers from an Offering under the Non-423 Component to an Offering under the 423 Component, the exercise of the Purchase Right will remain non-qualified under the Non-423 Component. The Board may establish different and additional rules governing transfers between separate Offerings within the 423 Component and between Offerings under the 423 Component and Offerings under the Non-423 Component.
(e)   During a Participant’s lifetime, Purchase Rights will be exercisable only by such Participant. Purchase Rights are not transferable by a Participant, except by will, by the laws of descent and distribution, or, if permitted by the Company, by a beneficiary designation as described in Section 10.
(f)   Unless otherwise specified in the Offering or required by Applicable Law, the Company will have no obligation to pay interest on Contributions.
8.    EXERCISE OF PURCHASE RIGHTS.
(a)   On each Purchase Date, each Participant’s accumulated Contributions will be applied to the purchase of shares of Common Stock, up to the maximum number of shares of Common Stock permitted by the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares will be issued unless specifically provided for in the Offering.
(b)   Unless otherwise provided in the Offering, if any amount of accumulated Contributions remains in a Participant’s account after the purchase of shares of Common Stock and such remaining amount is less than the amount required to purchase one share of Common Stock on the final Purchase Date of an Offering, then such remaining amount will be held in such Participant’s account for the purchase of shares of Common Stock under the next Offering under the Plan, unless such Participant withdraws from or is not eligible to participate in such next Offering, in which case such amount will be distributed to such Participant after the final Purchase Date without interest (unless the payment of interest is otherwise required by Applicable Law). If the amount of Contributions remaining in a Participant’s account after the purchase of shares of Common Stock is at least equal to the amount required to purchase one (1) whole share of Common Stock on the final Purchase Date of an Offering, then such remaining amount will be distributed in full to such Participant after the final Purchase Date of such Offering without interest (unless otherwise required by Applicable Law).
(c)   No Purchase Rights may be exercised to any extent unless the shares of Common Stock to be issued upon such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable U.S. and non-U.S. federal, state and other securities, exchange control and other laws applicable to the Plan. If on a Purchase Date the shares of Common Stock are not so registered or the Plan is not in such compliance, no Purchase Rights will be exercised on such Purchase Date, and, subject to Section 423 of the Code with respect to the 423 Component, the Purchase Date will be delayed until the shares of Common Stock are subject to such an effective registration statement and the Plan is in material compliance, except that the Purchase Date will in no event be more than 27 months from the Offering Date. If, on the Purchase Date, as delayed to the maximum extent permissible, the shares of Common Stock are not registered and the Plan is not in material compliance with all Applicable Laws, as determined by the Company in its sole discretion, no Purchase Rights will be exercised and all accumulated but unused Contributions will be distributed to the Participants without interest (unless the payment of interest is otherwise required by Applicable Law).
9.    COVENANTS OF THE COMPANY.
The Company will seek to obtain from each U.S. and non-U.S. federal, state or other regulatory commission, agency or other Governmental Body having jurisdiction over the Plan such authority as may be required to grant Purchase Rights and issue and sell shares of Common Stock thereunder unless the Company determines, in its sole discretion, that doing so is not practical or would cause the Company to incur costs that are unreasonable. If, after commercially reasonable efforts, the Company is unable to obtain the authority that counsel for the Company deems necessary for the grant of Purchase Rights or the lawful issuance and sale of Common Stock under the Plan, and at a commercially reasonable cost, the Company will be relieved from any liability for failure to grant Purchase Rights and/or to issue and sell Common Stock upon exercise of such Purchase Rights.
10.    DESIGNATION OF BENEFICIARY.
(a)   The Company may, but is not obligated to, permit a Participant to submit a form designating a beneficiary who will receive any shares of Common Stock and/or Contributions from the Participant’s account under the Plan if the Participant dies before such shares and/or Contributions are delivered to the Participant. The Company may, but is not obligated to, permit the Participant to change such designation of beneficiary. Any such designation and/or change must be on a form approved by the Company.
(b)   If a Participant dies, and in the absence of a valid beneficiary designation, the Company will deliver any shares of Common Stock and/or Contributions to the executor or administrator of the estate of the Participant. If no executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares of Common Stock and/or Contributions, without interest (unless the payment of interest is otherwise required by Applicable Law), to the Participant’s spouse, dependents or relatives, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.
11.    ADJUSTMENTS UPON CHANGES IN COMMON STOCK; CORPORATE TRANSACTIONS.
(a)   In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities by which the share reserve is to increase automatically each year pursuant to Section 3(a), (iii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding Offerings and Purchase Rights, and (iv) the class(es) and number of securities that are the subject of the purchase limits under each ongoing Offering. The Board will make these adjustments, and its determination will be final, binding and conclusive.
(b)   In the event of a Corporate Transaction, then: (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding Purchase Rights or may substitute similar rights (including a right to acquire the same consideration paid to the stockholders in the Corporate Transaction) for outstanding Purchase Rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such Purchase Rights or does not substitute similar rights for such Purchase Rights, then the Participants’ accumulated Contributions will be used to purchase shares of Common Stock (rounded down to the nearest whole share) within ten business days (or such other period specified by the Board) prior to the Corporate Transaction under the outstanding Purchase Rights, and the Purchase Rights will terminate immediately after such purchase.
12.    AMENDMENT, TERMINATION OR SUSPENSION OF THE PLAN.
(a)   The Board may amend the Plan at any time in any respect the Board deems necessary or advisable. However, except as provided in Section 11(a) relating to Capitalization Adjustments, stockholder approval will be required for any amendment of the Plan for which stockholder approval is required by Applicable Law.
(b)   The Board may suspend or terminate the Plan at any time. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated.
(c)   Any benefits, privileges, entitlements and obligations under any outstanding Purchase Rights granted before an amendment, suspension or termination of the Plan will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to facilitate compliance with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of Section 423 of the Code and the regulations and other interpretive guidance issued thereunder relating to Employee Stock Purchase Plans) including without limitation any such regulations or other guidance that may be issued or amended after the date the Plan is adopted by the Board, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. To be clear, the Board may amend outstanding Purchase Rights without a Participant’s consent if such amendment is necessary to ensure that the Purchase Right and/or the Plan complies with the requirements of Section 423 of the Code with respect to the 423 Component or with respect to other Applicable Laws. Notwithstanding anything in the Plan or any Offering Document to the contrary, the Board will be entitled to: (i) establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars; (ii) permit Contributions in excess of the amount designated by a Participant in order to adjust for mistakes in the Company’s processing of properly completed Contribution elections; (iii) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant’s Contributions; (iv) amend any outstanding Purchase Rights or clarify any ambiguities regarding the terms of any Offering to enable the Purchase Rights to qualify under and/or comply with Section 423 of the Code with respect to the 423 Component; and (v) establish other limitations or procedures as the Board determines in its sole discretion advisable that are consistent with the Plan. The actions of the Board pursuant to this paragraph will not be considered to alter or impair any Purchase Rights granted under an Offering as they are part of the initial terms of each Offering and the Purchase Rights granted under each Offering.
13.   TAX QUALIFICATION; TAX WITHHOLDING.
(a)   Although the Company may endeavor to (i) qualify a Purchase Right for special tax treatment under the laws of the United States or jurisdictions outside of the United States or (ii) avoid adverse tax treatment, the Company makes no representation to that effect and expressly disavows any covenant to maintain special or to avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan. The Company will be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants.
(b)   Each Participant will make arrangements, satisfactory to the Company and any applicable Related Corporation, to enable the Company or the Related Corporation to fulfill any withholding obligation for Tax-Related Items. Without limitation to the foregoing, in the Company’s sole discretion and subject to Applicable Law, such withholding obligation may be satisfied in whole or in part by (i) withholding from the Participant’s salary or any other cash payment due to the Participant from the Company or a Related Corporation; (ii) withholding from the proceeds of the sale of shares of Common Stock acquired under the Plan, either through a voluntary sale or a mandatory sale arranged by the Company; or (iii) any other method deemed acceptable by the Board. The Company shall not be required to issue any shares of Common Stock under the Plan until such obligations are satisfied.
(c)   The 423 Component is exempt from the application of Section 409A of the Code, and any ambiguities herein shall be interpreted to so be exempt from Section 409A of the Code. The Non-423 Component is intended to be exempt from the application of Section 409A of the Code under the short-term deferral exception and any ambiguities shall be construed and interpreted in accordance with such intent. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Committee determines that an option granted under the Plan may be subject to Section 409A of the Code or that any provision in the Plan would cause an option under the Plan to be subject to Section 409A, the Committee may amend the terms of the Plan and/or of an outstanding option granted under the Plan, or take such other action the Committee determines is necessary or appropriate, in each case, without the Participant’s consent, to exempt any outstanding option or future option that may be granted under the Plan from or to allow any such options to comply with Section 409A of the Code, but only to the extent any such amendments or action by the Committee would not violate Section 409A of the Code. Notwithstanding the foregoing, the Company shall have no liability to a Participant or any other party if the option under the Plan that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Committee with respect thereto.
14.    EFFECTIVE DATE OF PLAN.
The Plan will become effective immediately prior to and contingent upon the Effective Date. No Purchase Rights will be exercised unless and until the Plan has been approved by the stockholders of the Company, which approval must be within 12 months before or after the date the Plan is adopted (or if required under Section 12(a) above, materially amended) by the Board.
15.    MISCELLANEOUS PROVISIONS.
(a)   Proceeds from the sale of shares of Common Stock pursuant to Purchase Rights will constitute general funds of the Company.

(b)   A Participant will not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of Common Stock subject to Purchase Rights unless and until the Participant’s shares of Common Stock acquired upon exercise of Purchase Rights are recorded in the books of the Company (or its transfer agent).
(c)   The Plan and Offering do not constitute an employment contract. Nothing in the Plan or in the Offering will in any way alter the at will nature of a Participant’s employment or amend a Participant’s employment contract, if applicable, or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue in the employ of the Company or a Related Corporation or an Affiliate, or on the part of the Company, a Related Corporation or an Affiliate to continue the employment of a Participant.
(d)   The provisions of the Plan will be governed by the laws of the State of Delaware without resort to that state’s conflict of laws rules.
(e)   If any particular provision of the Plan is found to be invalid or otherwise unenforceable, such provision will not affect the other provisions of the Plan, but the Plan will be construed in all respects as if such invalid provision were omitted.
(f)   If any provision of the Plan does not comply with Applicable Law, such provision shall be construed in such a manner as to comply with Applicable Law.
16.    DEFINITIONS.
As used in the Plan, the following definitions will apply to the capitalized terms indicated below:
(a)   “423 Component” means the part of the Plan, which excludes the Non-423 Component, pursuant to which Purchase Rights that satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.
(b)   “Affiliate” means any entity, other than a Related Corporation, whether now or subsequently established, which is at the time of determination, a “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board may determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.
(c)   “Applicable Law” means the Code and any applicable U.S. and non-U.S. securities, exchange control, tax, federal, state, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the New York Stock Exchange, Nasdaq Stock Market or the Financial Industry Regulatory Authority).
(d)   “Board” means the Board of Directors of the Company.
(e)   “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Purchase Right after the date the Plan is adopted by the Board without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.
(f)   “Code” means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.
(g)   “Committee” means a committee of one or more members of the Board to whom authority has been delegated by the Board in accordance with Section 2(c).

(h)   “Common Stock” means the common stock of the Company.
(i)   “Company” means Tvardi Therapeutics, Inc., a Delaware corporation.
(j)   “Contributions” means the payroll deductions and other additional payments specifically provided for in the Offering that a Participant contributes to fund the exercise of a Purchase Right. A Participant may make additional payments into his or her account if specifically provided for in the Offering, and then only if the Participant has not already had the maximum permitted amount withheld during the Offering through payroll deductions and, with respect to the 423 Component, to the extent permitted by Section 423.
(k)   “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:
(i)   a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its subsidiaries;
(ii)   a sale or other disposition of more than 50% of the outstanding securities of the Company;
(iii)   a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or
(iv)   a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.
(l)   “Designated 423 Company” means any Related Corporation selected by the Board as participating in the 423 Component.
(m)   “Designated Company” means any Designated Non-423 Company or Designated 423 Company, provided, however, that at any given time, a Related Corporation participating in the 423 Component shall not be a Related Corporation participating in the Non-423 Component.
(n)   “Designated Non-423 Company” means any Related Corporation or Affiliate selected by the Board as participating in the Non-423 Component.
(o)   “Director” means a member of the Board.
(p)   “Effective Date” means the effective date of this Plan, which is the date of the closing of the transactions contemplated by Merger Agreement.
(q)   “Effective Time” shall have the meaning set forth in the Merger Agreement.
(r)   “Eligible Employee” means an Employee who meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan.
(s)   “Employee” means any person, including an Officer or Director, who is “employed” for purposes of Section 423(b)(4) of the Code by the Company or a Related Corporation or solely with respect to the Non-423 Component, an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.
(t)   “Employee Stock Purchase Plan” means a plan that grants Purchase Rights intended to be options issued under an “employee stock purchase plan,” as that term is defined in Section 423(b) of the Code.
(u)   “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.
(v)   “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:
(i)   If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be, unless otherwise determined by the Board, the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in such source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing sales price on the last preceding date for which such quotation exists.
(ii)   In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith in compliance with Applicable Laws and regulations and, to the extent applicable as determined in the sole discretion of the Board, in a manner that complies with Sections 409A of the Code.
(w)   “Fully Diluted Common Stock” means the number of shares of Common Stock, determined as of the applicable time of measurement, equal to the sum of (i) the total number of shares of Common Stock issued and outstanding and (ii) the total number of shares of Common Stock subject to securities that are convertible into or exercisable for shares of Common Stock (whether vested or unvested).
(x)   “Governmental Body” means any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) U.S. or non-U.S. federal, state, local, municipal or other government; (iii) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or entity and any court or other tribunal, and for the avoidance of doubt, any tax authority) or other body exercising similar powers or authority; or (iv) self-regulatory organization (including the New York Stock Exchange, the Nasdaq Stock Market and the Financial Industry Regulatory Authority).
(y)   “Merger Agreement” means that certain Agreement and Plan of Merger and Reorganization, dated as of December 17, 2024, by and among Cara Therapeutics, Inc., CT Convergence Merger Sub, Inc. and Tvardi Therapeutics, Inc.
(z)   “Non-423 Component” means the part of the Plan, which excludes the 423 Component, pursuant to which Purchase Rights that are not intended to satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.
(aa)   “Offering” means the grant to Eligible Employees of Purchase Rights, with the exercise of those Purchase Rights automatically occurring at the end of one or more Purchase Periods. The terms and conditions of an Offering will generally be set forth in the “Offering Document” approved by the Board for that Offering.
(bb)   “Offering Date” means a date selected by the Board for an Offering to commence.
(cc)   “Officer” means a person who is an officer of the Company or a Related Corporation within the meaning of Section 16 of the Exchange Act.
(dd)   “Participant” means an Eligible Employee who holds an outstanding Purchase Right.
(ee)   “Plan” means this Tvardi Therapeutics, Inc. 2025 Employee Stock Purchase Plan, as amended from time to time, including both the 423 Component and the Non-423 Component.
(ff)   “Purchase Date” means one or more dates during an Offering selected by the Board on which Purchase Rights will be exercised and on which purchases of shares of Common Stock will be carried out in accordance with such Offering.
(gg)   “Purchase Period” means a period of time specified within an Offering, generally beginning on the Offering Date or on the first Trading Day following a Purchase Date, and ending on a Purchase Date. An Offering may consist of one or more Purchase Periods.
(hh)   “Purchase Right” means an option to purchase shares of Common Stock granted pursuant to the Plan.
(ii)   “Related Corporation” means any “parent corporation” or “subsidiary corporation” of the Company whether now or subsequently established, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(jj)   “Securities Act” means the U.S. Securities Act of 1933, as amended.
(kk)   “Tax-Related Items” means any income tax, social insurance, payroll tax, fringe benefit tax, payment on account or other tax-related items arising out of or in relation to a Participant’s participation in the Plan, including, but not limited to, the exercise of a Purchase Right and the receipt of shares of Common Stock or the sale or other disposition of shares of Common Stock acquired under the Plan.
(ll)   “Trading Day” means any day on which the exchange(s) or market(s) on which shares of Common Stock are listed, including but not limited to the New York Stock Exchange, Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or any successors thereto, is open for trading.

[Intentionally Blank]

ANNEX F
FORM OF
CERTIFICATE OF AMENDMENT
TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
CARA THERAPEUTICS, INC.
Cara Therapeutics, Inc. (the “Company”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:
FIRST:   The name of this corporation is Cara Therapeutics, Inc., and the date on which the Certificate of Incorporation of this corporation was originally filed with the Secretary of State of the State of Delaware was July 2, 2004, under the original name Cara Therapeutics, Inc.
SECOND:   The Board of Directors of the Company (the “Board”), acting in accordance with the provisions of Sections 141 and 242 of the DGCL, adopted resolutions amending its Certificate of Incorporation (the “Certificate of Incorporation”), as follows:
Effective as of the effective time of [5:00 p.m.], Eastern Time, on [***DATE***](1) (the “Effective Time”), each [•] shares of the Company’s Common Stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the Company or the respective holders thereof, be combined into one (1) share of Common Stock without increasing or decreasing the par value of each share of Common Stock (the “Reverse Split”); provided, however, no fractional shares of Common Stock shall be issued as a result of the Reverse Split and, in lieu thereof, upon receipt after the Effective Time by the exchange agent selected by the Company of a properly completed and duly executed transmittal letter and, where shares are held in certificated form, the surrender of the stock certificate(s) formerly representing shares of pre-Reverse Split Common Stock, any stockholder who would otherwise be entitled to a fractional share of post-Reverse Split Common Stock as a result of the Reverse Split, following the Effective Time (after taking into account all fractional shares of post-Reverse Split Common Stock otherwise issuable to such stockholder), shall be entitled to receive a cash payment (without interest) equal to the fractional share of post-Reverse Split Common Stock to which such stockholder would otherwise be entitled multiplied by the average of the closing sales prices of a share of the Company’s Common Stock (as adjusted to give effect to the Reverse Split) on The Nasdaq Stock Market for the date immediately preceding the Effective Time. Each stock certificate that, immediately prior to the Effective Time, represented shares of pre-Reverse Split Common Stock shall, from and after the Effective Time, automatically and without any action on the part of the Company or the respective holders thereof, represent that number of whole shares of post-Reverse Split Common Stock into which the shares of pre-Reverse Split Common Stock represented by such certificate shall have been combined (as well as the right to receive cash in lieu of any fractional shares of post-Reverse Split Common Stock as set forth above); provided, however, that each holder of record of a certificate that represented shares of pre-Reverse Split Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of post-Reverse Split Common Stock into which the shares of pre-Reverse Split Common Stock represented by such certificate shall have been combined pursuant to the Reverse Split, as well as any cash in lieu of fractional shares of post-Reverse Split Common Stock to which such holder may be entitled as set forth above. The Reverse Split shall be effected on a record holder-by-record holder basis, such that any fractional shares of post-Reverse Split Common Stock resulting from the Reverse Split and held by a single record holder shall be aggregated.
THIRD:   The foregoing amendment to the Certificate of Incorporation was duly approved by the Board.
FOURTH:   Thereafter, pursuant to a resolution of the Board, this Certificate of Amendment was submitted to the stockholders of the Company for their approval, and was duly adopted in accordance with the provisions of Section 242 of the DGCL.

(1)
Insert next business day after filing with the Secretary of State of the State of Delaware.

F-1

FIFTH:   This amendment to the Certificate of Incorporation shall be effective on and as of as of the effective time of [5:00 p.m.], Eastern Time, on [***DATE***](2).
[SIGNATURE PAGE FOLLOWS]

(2)
Insert next business day after filing with the Secretary of State of the State of Delaware.

F-2

IN WITNESS WHEREOF, Cara Therapeutics, Inc. has caused this Certificate of Amendment to be executed by its Chief Executive Officer as of [***DATE***].
By:

Christopher Posner
Chief Executive Officer

F-3

ANNEX G
FORM OF
CERTIFICATE OF AMENDMENT
TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
CARA THERAPEUTICS, INC.
Cara Therapeutics, Inc. (the “Company”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:
FIRST:   The name of this corporation is Cara Therapeutics, Inc., and the date on which the Certificate of Incorporation of this corporation was originally filed with the Secretary of State of the State of Delaware was July 2, 2004, under the original name Cara Therapeutics, Inc.
SECOND:   The Board of Directors of the Company (the “Board”), acting in accordance with the provisions of Sections 141 and 242 of the DGCL, adopted resolutions amending its Certificate of Incorporation (the “Certificate of Incorporation”) to provide that Section A of Article IV of the Certificate of Incorporation is amended and restated to read in its entirety as follows:
“A. This Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is [•] ([•]) shares. [•] ([•]) shares shall be Common Stock, each having a par value of one-tenth of one cent ($0.001). Five million (5,000,000) shares shall be Preferred Stock, each having a par value of one-tenth of one cent ($0.001).”
THIRD:   The foregoing amendment to the Certificate of Incorporation was duly approved by the Board.
FOURTH:   Thereafter, pursuant to a resolution of the Board, this Certificate of Amendment was submitted to the stockholders of the Company for their approval, and was duly adopted in accordance with the provisions of Section 242 of the DGCL.
[SIGNATURE PAGE FOLLOWS]

G-1

IN WITNESS WHEREOF, Cara Therapeutics, Inc. has caused this Certificate of Amendment to be executed by its Chief Executive Officer as of [***DATE***].
By:

Christopher Posner
Chief Executive Officer

G-2

ANNEX H
FORM OF PROXY CARD
FOR
SPECIAL MEETING OF
CARA THERAPEUTICS, INC.

H-1

CARA THERAPEUTICS, INC. 400 ATLANTIC STREET SUITE 500 STAMFORD, CT 06901 SCAN TO VIEW MATERIALS & VOTE VOTE BY INTERNET Before The Meeting - Go to www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time March 31, 2025. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. During The Meeting - Go to www.virtualshareholdermeeting.com/CARA2025SM You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions. VOTE BY PHONE Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time March 31, 2025. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:KEEP THIS PORTION FOR YOUR RECORDSTHIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLYCARA THERAPEUTICS, INC. The Board of Directors recommends you vote FOR the following proposals: For Against Abstain 1. Approve the issuance of shares of Cara common stock pursuant to the Merger, which (i) will represent more than 20% of the shares of Cara common stock outstanding immediately prior to the Merger and (ii) result in the change of control of Cara, pursuant to Rules 5635(a) and 5635(b) of Nasdaq, respectively, referred to as the Stock Issuance Proposal. 2. Approve the Tvardi Therapeutics, Inc. 2025 Equity Incentive Plan, referred to as the Equity Plan Proposal. 3. Approve the Tvardi Therapeutics, Inc. 2025 Employee Stock Purchase Plan, referred to as the ESPP Proposal. 4. Approve an amendment to the amended and restated certificate of incorporation of Cara to effect a reverse stock split of Cara common stock at a ratio within the range between , 2 -for-1 to 4 -for-1 (with such ratio to be mutually agreed upon by the Cara Board and the Tvardi Board prior to the effectiveness of the Merger or, if the Stock Issuance Proposal is not approved by Cara stockholders, determined solely by the Cara Board), referred to as the Reverse Stock Split Proposal. 5. Approve an amendment to the Cara amended and restated certificate of incorporation to increase the number of authorized shares of Cara common stock from 16,666,667 shares to 150,000,000 shares, referred to as the Authorized Share Proposal. 6. Approve, on a non-binding, advisory basis, the compensation that will or may become payable by Cara to its named executive officers in connection with the Merger, referred to as the Compensation Proposal. 7. Approve a postponement or adjournment of the Cara special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal, the Reverse Stock Split Proposal and/or the Authorized Share Proposal, referred to as the Adjournment Proposal. NOTE: In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting and any adjournment or postponement thereof. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting of Stockholders: The Notice and Proxy Statement is available at www.proxyvote.com. V60672-TBD CARA THERAPEUTICS, INC. SPECIAL MEETING OF STOCKHOLDERS April 1, 2025 10:00 AM EASTERN TIME THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The stockholder(s) acknowledge(s) receipt of the Notice of the 2025 Special Meeting of Stockholders of Cara Therapeutics, Inc. and the Proxy Statement and hereby appoint(s) Christopher Posner and Ryan Maynard, or either of them, as proxies, each with the power to appoint their substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock of CARA THERAPEUTICS, INC. that the stockholder(s) is/are entitled to vote at the Special Meeting of Stockholders to be held live via webcast www.virtualshareholdermeeting.com/CARA2025SM at 10:00 AM Eastern Time on April 1, 2025, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations for each of the proposals included herein. If any other matters properly come before the meeting, and any adjournment or postponement thereof, the persons named in the proxy will vote in their discretion on such matters. Continued, and must be signed and dated on the other side